Form 20-F
period 2017-08-31
Bright Scholar Education Holdings Ltd
filed 2017-12-07
CIK 1696355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20‑F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ___________ to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number: 001-38077

Bright Scholar Education Holdings Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Island

(Jurisdiction of incorporation)

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

(Address of Principal Executive Offices)

Ms. Dongmei Li, Chief Financial Officer

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

Telephone: +86-757-6683-2007

Facsimile: +86-757-2360-2220

E-mail: lidongmei@brightscholar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary shares, par value par value US$0.00001 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.00001 each	17,250,000
Class B ordinary shares, par value US$0.00001 each	100,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer. ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.   ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

-i-

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“ADSs” refer to American depositary shares, each of which represents one Class A ordinary share;
•	“BGY Education Investment” refers to BGY Education Investment Management Co., Ltd., our affiliated entity that controls and holds our schools, through certain contractual arrangements;
•	“Bright Scholar Holdings” refers to Bright Scholar Education Holdings Limited;
•	“CAGR” refers to Compound Annual Growth Rate;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“Country Garden” refers to Country Garden Holdings Company Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2007), a related party, and its subsidiaries;
•	“fiscal year” refers to the period from September 1 of the previous calendar year to August 31 of the concerned calendar year;
•	“school year” refers to the periods from September of the previous calendar year to January of the concerned calendar year and from March to July of the concerned calendar year;
•	“ordinary shares” or “shares” refer to our Class A and Class B ordinary shares of par value US$0.00001 per share;
•	“RMB” or “Renminbi” refers to the legal currency of China;
•	“SEC” refers to the Securities and Exchange Commission of the United States.
•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States of America;
•	“we,” “us,” “our,” and “our company” refer to Bright Scholar Education Holdings Limited, its subsidiaries and its affiliated entities; and
•	“Zhuhai Bright Scholar” refers to Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd., our wholly-owned subsidiary in China.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited combined and consolidated financial statements for the 2015, 2016 and 2017 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the Frost & Sullivan report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates.  Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.5888 to US$1.00, the noon buying rate in effect on August 31, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board.  We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.  The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.  On December 1, 2017, the noon buying rate was RMB6.6137 to US$1.00.

We listed our ADSs on the New York Stock Exchange under the symbol “BEDU” on May 18, 2017 and completed an initial public offering of 17,250,000 ADSs on June 7, 2017.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications.  Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.  Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION
A.	Selected Financial Data

We have derived our selected combined and consolidated statement of comprehensive income data for the 2015, 2016 and 2017 fiscal years, and our selected combined and consolidated balance sheet data as of August 31, 2016 and 2017, from our audited combined and consolidated financial statements included in this annual report.  Our selected statement of comprehensive income data for the fiscal years of 2014 and our selected combined and consolidated balance sheet data as of August 31, 2014 and 2015 have been derived from our audited combined and consolidated financial statements not included in this annual report.  Our financial statements have been prepared in accordance with U.S. GAAP and have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm.

You should read the following information in conjunction with our audited combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report.  Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended August 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Combined and Consolidated Income (Loss) Data:
Revenue	588,163	745,850	1,040,329	1,328,367	201,610
Cost of revenue	(501,881)	(655,597)	(736,205)	(860,330)	(130,575)
Gross profit	86,282	90,253	304,124	468,037	71,035
Selling, general and administrative expenses	(125,784)	(166,084)	(290,098)	(261,972)	(39,760)
Other operating income	3,626	5,249	4,283	8,874	1,347
Operating (loss)/income	(35,876)	(70,582)	18,309	214,939	32,622
Interest income, net	1,596	1,808	2,148	4,901	744
Investment income	—	—	805	13,718	2,082
Other expenses	(61)	(455)	(457)	(779)	(118)
(Loss)/income before income taxes	(34,441)	(69,229)	20,805	232,779	35,330
Income tax (expense)/benefit	(3,775)	29,317	(17,889)	(40,970)	(6,218)
Net (loss)/income	(38,116)	(39,912)	2,916	191,809	29,112
Net (loss)/ income attributable to non-controlling interests	(5,230)	166	39,290	19,759	2,999
Net (loss)/income attributable to ordinary shareholders	(32,886)	(40,078)	(36,374)	172,050	26,113
Net (loss)/earnings per share attributable to ordinary shareholders
Basic and diluted	(0.36)	(0.43)	(0.38)	1.64	0.25
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	92,590,000	92,590,000	96,983,360	104,839,041	104,839,041

	As of August 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data
Cash and cash equivalents	144,581	240,684	356,018	1,883,000	285,788
Restricted Cash	3,547	3,564	6,433	13,662	2,074
Total assets	913,757	1,093,196	1,239,232	2,686,632	407,757
Total equity	(18,422)	(38,955)	161,561	1,419,458	215,435
Current liabilities	876,834	1,074,601	1,011,849	1,202,074	182,442
Total liabilities	932,179	1,132,151	1,077,671	1,267,174	192,322

Exchange Rate Information

Our business is conducted in China and substantially all of our revenues and expenses are denominated in Renminbi.  This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers.  The exchange rates of Renminbi into U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.  We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S.

dollars or Renminbi, as the case may be, at any particular rate or at all.  As of December 1, 2017, the noon buying rate was RMB6.6137 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated.  These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
Fiscal 2013	6.1193	6.1928	6.3489	6.1123
Fiscal 2014	6.1430	6.1506	6.2591	6.0402
Fiscal 2015	6.3760	6.2085	6.4122	6.1107
Fiscal 2016	6.6776	6.5108	6.7013	6.3180
Fiscal 2017	6.5888	6.8073	6.9580	6.5888
June	6.7793	6.8066	6.8382	6.7793
July	6.7240	6.7694	6.8039	6.7240
August	6.5888	6.6670	6.7272	6.5888
Fiscal 2018	64561
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December (through December 1, 2017)	6.6137	6.6137	6.6137	6.6137

Source: Federal Reserve Statistical Release

(1)

Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our ADSs or notes involves risks.  You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision.  Our business, financial condition or results of operations could be materially adversely affected by any of these risks.  The market or trading price of our ADSs or notes could decline due to any of these risks, and you may lose all or part of your investment.  In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.  You should also review the section of this annual report captioned “Item 5. Operating and Financial Review and Prospects — G. Safe Harbor on Forward-Looking Statements.” Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risks Related to Our Business

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

We have grown rapidly in the past few years, expanding our school network from 29 schools as of September 1, 2013 to 60 schools as of the date of this annual report. We will continue to enroll students, recruit teachers and educational staff, increase the utilization rates of our existing and new schools and invest in complementary businesses.  However, we may not be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

•	we may not be able to attract and retain a sufficient number of students for our existing and new schools;
•	we may not be able to hire and retain principals, teachers, educational staff and other employees for our existing and new schools;
•	we may require more time than expected to obtain the accreditation for the education programs, particularly the international education programs, at our schools;
•	we may be unable to continue to refine our curricula and optimize our students’ academic performance;
•

our business partner, Country Garden, a related party, may be unable to develop new residential communities at locations with a robust demand for private education or sell residential units to a sufficient number of buyers seeking convenient access to private education;

•

the development of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;

•	we may be unable to successfully build our brand name and launch schools independent of Country Garden;
•	we may be unable to successfully execute new growth strategies; and
•	we may be unable to successfully integrate complementary or acquired businesses with our current service offerings and achieve anticipated synergies.

These risks may increase significantly when we expand into new cities or countries.  Managing the growth of a geographically diverse business also involves significant risks and challenges.  We may find it difficult to manage financial resources, implement uniform education standard and operational policies and maintain our operational, management and technology systems across our network.  If we are unable to manage our expanding operations or successfully achieve future growth, our business, prospects, results of operations and financial condition may be materially and adversely affected.

We have incurred net losses in the past and only became profitable in the 2016 fiscal year, and we may not remain profitable or increase profitability in the future.

We experienced net losses of RMB39.9 million in the 2015 fiscal year.  We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve our operating efficiency and profitability.  We had net income of RMB2.9 million and adjusted net income of RMB98.0 million in the 2016 fiscal year and net income of RMB191.8 million (US$29.1 million) in the 2017 fiscal year.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Non-GAAP measures” for details.  We may not be successful in maintaining or increasing overall profitability going forward.  In particular, certain of our schools, especially those at the ramp-up stage and with comparatively low utilization rates, are currently operating at a loss and we may not be able to improve the profitability of these schools.  As we plan to expand our school network, new schools we launch may negatively impact our profitability.

Our ability to maintain profitability and positive cash flow will depend in large part on our ability to control our costs and expenses which we expect to increase as we further develop and expand our school network.  We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report.  We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events.  If we fail to increase revenue at the rate we anticipate or if our expenses increase at a faster rate than the increase in our revenue, we may not be able to remain profitable or increase profitability.

We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017.  Pursuant to this amendment, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools.  Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which cover grades one to nine and accounted for a significant portion of our students as well as revenue during the reporting period.  Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations.  Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools.  For further details, see “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Private Education in the PRC — The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education.”

As of the date of this annual report, the implementing rules for the Law for the Promotion of Private Education or the relevant regulations adopted by competent government authorities at the provincial level for the purpose of implementing the amended Law on the Promotion of Private Education have not been published to the public.  It remains uncertain how the amended law will be interpreted and implemented and impact our business operations.  For example, under the amended law and its implementing rules, schools that offer compulsory education services must register as non-profit schools, though it is currently unclear how to make this registration.  In addition, the local government authorities in implementing the amended law may impose additional limits on the tuition and fees our schools charge.  Furthermore, as a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and amended law are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities.

Zhuhai Bright Scholar has entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, including our schools controlled and held by BGY Education Investment, pursuant to which we provide service to our schools in exchange for the payment of service fees.  As advised by JunHe LLP, our PRC legal counsel, our right to receive the service fees from our schools and other affiliated entities does not contravene any PRC laws and regulations and that payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations.  However, if the relevant PRC government authorities take a different view, or if the amended law were to be implemented and interpreted in a manner that deems our current business practices to be in violation, our business, financial condition and results of operations may be materially and adversely affected.  For example, the relevant PRC government authorities may seek to confiscate any or all of the service fees that have been paid by our schools to Zhuhai Bright Scholar, including retrospectively, to the extent that such service fees are tantamount to returns, dividends or profits taken by the sponsors of these schools.  The relevant PRC government authorities may also seek to prevent students from attending our schools or, in a more extreme situation, revoke the operating permits of these schools.  We may also have to reorganize our operations to meet the requirements regarding the compulsory education services and comply with the amended law.  The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

A number of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.

According to the amended Law on the Promotion of Private Education, which became effective on September 1, 2017,  private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The amended law also deleted the provision which stipulates that measures for administration of profit-making privately-run training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to The Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the Ministry of Education, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, which came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. Therefore, we expect that the amended Law on the Promotion of Private Education, accompanied with its relevant implementation rules and regulations will bring significant changes to our compliance environment and a certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones.

As of the date of this annual report, six of our learning centers do not possess the operating permits or business licenses required by the regulatory changes discussed above. While we intend to use our best efforts to obtain the required permits and licenses to operate our learning centers in Beijing, Shanghai and Guangdong provinces where the majority of our learning centers are located, as of the date of this annual report, the implementing rules for the amended Law on the Promotion of Private Education or the relevant local regulations have not been published to the public, and accordingly local authorities have not begun to accept applications or issue permits. If we fail to obtain such required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue the operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

A majority of our schools are located in Guangdong province, China, and any significant downturn of the regional economy or adverse changes in the local regulatory regime may materially and adversely affect our business, financial condition and results of operations.

As of the date of this annual report, 39 of our 60 schools were located in Guangdong province, China. Our schools in Guangdong province in aggregate generated 76.0% of our revenues in the 2017 fiscal year. Our flagship school, Guangdong Country Garden School, alone generated approximately 26.2% of our revenues in the 2017 fiscal year.  We have historically benefited from the rapid economic development of this region.  The concentration of our business in Guangdong province, however, exposes us to geographical concentration risks related to this region or the schools located in this region.  Any material adverse social, economic or political development or any natural disaster or epidemic affecting this region could negatively affect the disposable income of the families of our current and prospective students and their demand for private education.  The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we fail to enroll and retain a sufficient number of students, our business could be materially and adversely affected.

Our ability to continue to enroll and retain students for our schools is critical to the continued success and growth of our business.  The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

•	enhance existing education programs and services to respond to market changes and student demands;
•	develop new programs and services that appeal to our students and their parents;
•	maintain and enhance our reputation as a leading school operator offering quality education;
•	expand our school network and geographic reach;
•	effectively market our schools and programs to a broader base of prospective students;

•	manage our growth while maintaining the consistency of our teaching quality;
•	develop and license additional high quality education content; and
•	respond to increasing competition in the market.

In addition, local and provincial government authorities may impose restrictions on the number of students we can enroll.  Our business, financial condition and results of operation could be materially and adversely affected if we cannot maintain or increase our student base as we expand our school network.

Accidents, injuries or other harm may occur at our schools, learning centers or the events we organize, which could affect our reputation and our ability to attract and retain students.

There are inherent risks of accidents or injuries in our business.  We could be held liable if any student, employee or other person is injured in any accident at any of our schools, learning centers or the events we organize.  Though we believe we take appropriate measures to limit these risks, in the event of personal injuries, food poisoning, fires or other accidents suffered by students or other people, we could nonetheless face claims alleging that we were negligent, that we provided inadequate supervision or that we were otherwise liable for the injuries.  In addition, if any of our students commit acts of violence, we could face claims alleging our failure to provide adequate security measures or precautions to prevent such actions.  Similar events and allegations may also arise with respect to events we organize, including off-campus gatherings and overseas camp programs.  Parents may perceive our facilities or programs to be unsafe, which may discourage them from sending their children to our schools, learning centers or programs.  We have historically encountered isolated student-related accidents on our school premises and compensated the injured students.  Although we maintain liability insurance, the insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all.  A liability claim against us or any of our employees could adversely affect our reputation and ability to attract and retain students.  Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

We may be unable to charge tuition at sufficient levels to be profitable or raise tuition as planned.

Our results of operations are affected in large part by the pricing of our education services.  We charge tuition based on each student’s grade level and the programs that the student is enrolled in.  Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and the fees charged by our competitors.  Although we have been able to increase the tuition we charge our students in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services.

The tuition we charge for some of our education programs is subject to regulatory restrictions.  The regulatory authorities in China, at both the provincial and local levels, have broad powers to regulate the private education industry in China, including the tuition, room and board fees and other fees charged by schools.  We have occasionally encountered difficulty in persuading the local regulatory authorities to approve our tuition increase proposals in the past.  In light of the significant increase in tuition and other education related fees in China in recent years, regulatory authorities may impose stricter price control on education charges generally in the future.  For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools.  If the tuition we charge were required to be reduced or were not allowed to increase in line with increases in our costs, or if there are any changes in the regulations which may otherwise negatively affect or restrict our ability to adjust our tuition, our business, financial condition and results of operations may be materially and adversely affected.  For example, the local government authorities in implementing the amended Law for the Promotion of Private Education may impose additional limits on the tuition and fees our schools charge or prevent us from raising the tuition and fees to our desired levels or at all.  For our complementary education services, we have more discretion in determining the tuition, but we cannot guarantee that the current regulatory regime will not change in a manner that may restrict our ability to increase tuition for our complementary education services.

Furthermore, the tuition we are able to charge is subject to a number of other factors, such as the perception of our brand, the academic results achieved by our students, our ability to hire qualified teachers, and general local economic conditions.  Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at levels sufficient for us to remain profitable.

If we fail to ramp up our existing schools or successfully launch new schools, our business growth and prospects could be materially and adversely affected.

As of the date of this annual report, we had a network of 60 schools in China, approximately 23 of which, including three international schools, eight bilingual schools and 12 kindergartens are in the ramp-up period, which typically follows in the first few years after the launch of a new school.  Certain of our schools currently in the ramp-up period are operating at a loss.  We plan to dedicate significant resources to expanding our international school business, within which we only have one school that has been in operation for more than five years, three that were profitable for the 2016 fiscal year and four that were profitable for the 2017 fiscal year.  We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in these schools, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at schools in a manner that ensures a consistently high quality of education service.  For example, our three new schools launched in the 2017 fiscal year contributed an increase of 395 out of a total increase of 3,885 in student enrollment in the 2017 fiscal year.

As a growth strategy, we seek to continue to expand our school network, particularly international schools, in the future.  We plan to launch schools in collaboration with school development partners, including Country Garden, and on our own.  We or our partners may encounter difficulty in procuring the land and obtaining the permits for construction.  As the offering of international education programs requires us to meet the relevant accreditation standards and attract and retain teachers qualified to deliver internationally-accredited courses, we cannot assure you that we will be able to apply our experience from the operation of our existing international schools to new schools or that we will be able to obtain the requisite accreditations or recruit a sufficient number of qualified teachers.  If we fail to attract students to our existing schools or build new schools with the requisite accreditations and teachers, our business growth and prospects could be materially and adversely affected.

We may not be able to renew school operation agreements or maintain favorable fee rates at our existing schools or enter into school operation agreements for new schools on reasonable terms.

Since our inception, we have launched substantially all of our schools by collaborating with Country Garden.  Our schools have enabled Country Garden to meet the local zoning requirements of associated residential properties and have helped market its residential units to prospective home buyers seeking convenient access to private education.

As of August 31, 2017, substantially all of our schools entered into a three-year school operation agreement with Country Garden. We are in the process of arranging the execution of such school operation agreement with Country Garden for our schools established after August 31, 2017.  Under these agreements, Country Garden provides the premises and facilities for our schools, while we are responsible for school operation and management.  We may also offer preferential placement and favorable tuition rates to Country Garden homeowners.  In the 2017 fiscal year, the aggregate amount of tuition discounts was equal to 5.1% of our total revenue.  If a higher proportion of our students are from families of Country Garden homeowners in the future, the aggregate amount of tuition discounts may increase as a percentage of our revenue.  We only recognize the tuition we receive as revenue.  However, we cannot assure you that we will be able to renegotiate the contract terms that are acceptable to us with Country Garden when the existing agreements expire.  As a result, we may be required by Country Garden to pay fees such as rent to use Country Garden’s school premises and facilities or relocate the affected operations to new locations outside of Country Garden’s school premises and facilities or residential communities, which would require us to pay higher fees for or even purchase the school facilities, and may significantly increase our marketing expenses to attract students from families residing outside Country Garden’s residential communities.  Our profitability may decrease if we are unable to pass on the increased costs and expenses to our students by raising tuition without compromising our ability to retain students.  Any protraction for the relocation may also materially interrupt our business operations and result in a loss of student enrollment.

As Country Garden is responsible for ensuring the proper land use type, obtaining the requisite government certifications on construction, environmental assessment, fire control and title certificates and providing utilities including water, heating and power, if Country Garden fails to procure the land use type designated for education-related purposes, obtain such certifications or maintain uninterrupted utilities supplies, our operations could be disrupted.  If our use of any such properties is challenged by third parties or government authorities, we may be forced to relocate the affected operations and incur significant expenses.  We cannot assure you that we will be able to find suitable replacement sites in a timely manner, on terms acceptable to us, or at all.

We plan to launch new schools in collaboration with school development partners, including Country Garden, and on our own.  We cannot assure you that we may obtain leases for school premises or enter into school operation agreements on commercially reasonable terms, or at all.  Country Garden has an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.  We cannot assure you that Country Garden will faithfully implement this policy or will not amend it, and we do not have the standing to request Country Garden to do otherwise.  For new schools we launch in the future, we may not offer tuition discounts to Country Garden homeowners but may be required to pay fees, such as rent, for Country Garden’s school premises and facilities.  This may increase our revenues but also cost of revenue at the same time, which may affect our profit margins.

We have certain property defects relating to our lease of the land occupied by Guangdong Country Garden School, which may adversely affect our operations.

Guangdong Country Garden School is located on a parcel of land of approximately 172,240 square meters, leased pursuant to a 70-year lease agreement, effective in 1994, signed between Guangdong Country Garden School and the local village cooperative.  This long-term lease agreement has been registered on the rural collective asset management platform in accordance with the local administrative rules.  However, PRC law requires that land parcels be classified according to their specific use type.  The parcel on which Guangdong Country Garden School is located is classified for agricultural use, though the construction and operation of a school should be carried out upon land designated for educational use.  Because of this, we may not be able to enforce our rights under the lease agreement in China’s courts.  In addition, because this school is located on agricultural use land, we were unable to obtain the relevant land planning approval, construction planning approval, construction approval, inspection for completion of construction, fire control assessment and title certificates.  As a result, we may be subject to fines and may be required to vacate if the facilities are found to fall below the statutory standard for construction.  Further, the relevant local authorities could prevent us from continuing to use the land for educational purposes and we could be required to give up our school facilities.  As of the date of this annual report, we are not aware of any government investigations related to our school facilities.  However, if our school facilities are found to fall below the relevant statutory standards, we could be required to relocate Guangdong Country Garden School.  Guangdong Country Garden School is our flagship school and alone generated 26.2% of our revenues in the 2017 fiscal year.  We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms or at all, and if we are unable to relocate our operations in a timely manner, our operations will be severely interrupted, which may materially and adversely affect our business, result of operations and financial condition.

If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.

Under current PRC laws, all schools are required to offer sufficient government-mandated coursework to students eligible for compulsory education and may supplement their compulsory education with elective coursework.  Private schools may offer education programs outside government-mandated curriculum so long as the local education authorities have approved such programs.  We offer internationally-accredited courses to our students, primarily in our international schools.  We may be deemed to offer insufficient government-mandated coursework to students enrolled in our international programs from grades one through nine.  Additionally, we did not obtain the required government approval for providing non-government-mandated coursework in certain schools.  Current PRC laws are not clear as to which government examination and approval process is required for such education programs.  We make annual filings for our schools to the local education authorities when required, but it is uncertain whether we have satisfied the relevant government approval requirement in relation to government-mandated coursework and non-government mandated programs.

In addition, under current PRC laws, textbooks, including those for non-government-mandated coursework, must be examined and approved by the local education authorities.  Nine of our schools, including our flagship school, use foreign textbooks without obtaining the required government approval.  There is no clear guideline under the current PRC laws for obtaining such government approval.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions.  The State Council Opinions emphasize enhancing the leadership of the Chinese Communist Party, or the CCP, over private schools and, in particular, furthering the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs.

It is not entirely clear under current PRC laws what penalties we may be subject to for non-compliant curriculum and textbook practice.  The local education authorities have the right to prevent us from offering the non-government-mandated coursework or using the textbooks that have not been approved.  As of the date of this annual report, we are not aware of any government investigation of our curriculum or textbook practices.  We cannot guarantee, however, that more stringent rules regulating curriculum and textbook will not be promulgated following the effectiveness of the amended Law for Promoting Private Education on September 1, 2017.  Neither can we assure you that enhancing the leadership of the CCP over private schools according to the State Council Opinions will not lead to more stringent administrative orders on or any penalty against our current practice.  We may be ordered by the government to rectify our current practices, which may include ceasing to provide courses that are not government-mandated, if a subsequent government investigation concludes that our practices are not fully compliant with the laws.  If we are required by the rectification measures to offer our education programs in a manner that adversely affects our students’ academic performance and university admission results, we may be unable to attract and retain our students, which may materially and adversely affect our business, results of operations and financial condition.

Our business and future growth are affected by the residential communities developed by Country Garden.

We have launched, and expect to continue to launch, schools in collaboration with many of the residential properties developed and to be developed by Country Garden, and our business and future growth are, to a considerable extent, affected by Country Garden’s ability to successfully develop and sell residential units in its existing and new property projects.  We have experienced setbacks in ramping up certain of our schools launched in collaboration with Country Garden.  If any of the residential properties developed by Country Garden on which we operate or plan to operate our schools are underpopulated or otherwise unable to develop into substantial communities, the demand for private education in such areas may be lower than anticipated and we may be unable to enroll a sufficient number of students for our schools, which may adversely affect our business and results of operations.  We cannot guarantee that we will be able to develop our schools independent of Country Garden’s residential property projects.  Seeking partnership with other property developers or procuring properties for construction of school facilities may be time-consuming and capital-intensive and may in turn affect our business growth.  In addition, we cannot guarantee that we will be able to cost-effectively attract prospective students to our schools launched in cooperation with other property developers or on our own.

The real estate market in China is sensitive to changes in government policies affecting the real estate and financial markets and related sectors.  In recent years, the PRC government has implemented various administrative measures to curb what it has perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices.  As Country Garden develops residential communities in prime areas in second- or third-tier cities or suburban areas in first-tier cities, any local economic downturn or changes in the real estate market policies may adversely affect Country Garden’s business development or alter its business strategies, which may in turn adversely affect our business relationship with Country Garden and our business and future growth.

If we fail to help our students achieve their academic goals, student and parent satisfaction with our education services may decline.

The success of our business depends on our ability to deliver quality school experiences and help our students achieve their academic goals.  Our schools may not be able to meet the expectations of our students and their parents in terms of students’ academic performance.  A student may not be able to attain the level of academic improvement that he or she seeks and his or her performance may otherwise not progress or decline due to reasons beyond our control.  We may not be able to provide education that is satisfactory to all of our students and their parents, and student and parent satisfaction with our services may decline.  In addition, we cannot guarantee that our students will be admitted to higher levels of education institutions of their choice.  Any of the foregoing could result in a student’s withdrawal from our schools, and dissatisfied students or their parents may attempt to persuade other students or prospective students not to attend our schools.  If our ability to retain students decreases significantly or if we otherwise fail to continue to enroll and retain new students, our business, financial condition and results of operations may be materially and adversely affected.

If fewer Chinese students aspire to study abroad, especially in the United States, Australia and the United Kingdom, demand for our international schools may decline.

One of the principal drivers of the growth of our international schools has been the increasing number of Chinese students who aspire to study abroad, especially in the United States, Australia and the United Kingdom.  As such, any adverse changes in immigration policy or political sentiments toward foreigners and immigrants, terrorist attacks, geopolitical uncertainties and any international conflicts involving these countries could increase the difficulty for Chinese students to study overseas, or decrease the appeal of studying in such countries to Chinese students.  Any significant change in admission standards adopted by overseas education institutions could also affect the demand for overseas education by Chinese students.

In addition, any fluctuation in the currency exchange rate could have a negative impact on the translation of Renminbi into other currencies, including the U.S. dollars, Australian dollars and British pounds, which may increase the costs of living and tuitions for Chinese students studying abroad.  The attractiveness of pursuing an education at international schools in China may decrease accordingly, which could adversely affect our business and profitability.

Furthermore, Chinese students may also become less likely to study abroad due to other reasons, such as improving domestic education or employment opportunities associated with continued economic development in China.  These factors could cause declines in the demand for our international schools, which may adversely affect our business and profitability.

We may be unable to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.

Our teachers are critical to maintaining the quality of our education and services and our brand and reputation.  Our principals are also instrumental to the successful operation of our schools.  Our ability to continue to attract teachers and principals with the necessary experience and qualifications is therefore a critical contributing factor to the success of our operations.  There are a limited number of teachers and principals in China with the necessary experience, expertise and qualifications that meet our requirements.  Further, the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, promulgated by the PRC Ministry of Education, or MOE, on January 11, 2014, prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers.  Some provinces and cities where our schools are located have adopted more stringent stipulations which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers.  Public school teachers may join private schools only after ending their employment with public schools.  Therefore, to recruit qualified and experienced teachers and principals, including those with public school experience, we must provide candidates with competitive compensation packages and offer attractive career development opportunities, especially when former public school teachers and principals may have to undergo major career changes.  In addition, we strive to provide an immersive bilingual learning environment, particularly at our international schools, which requires a sizable pool of foreign teachers.  As the market for qualified foreign teachers is extremely competitive and the attrition rate for foreign teacher is generally higher than that for Chinese teachers, we cannot guarantee that we can increase the number of our foreign teachers to meet the growing demand as our student enrollment increases.  In addition, as government process for obtaining the work and residence permits for foreign teachers may be time-consuming, we may fail to apply for such permits for our foreign teachers before they join us.  If we are unable to attract and retain qualified teachers and principals, we may experience a decrease in the quality of our education programs and services in one or more of our schools or incur an increase in hiring and labor costs, which may materially and adversely affect our business and results of our operations.

If we lose the accreditations, permits or licenses required to provide our education or complementary education services or operate our schools or if we fail to obtain the accreditations, permits or licenses for our new schools or complementary education services, our business could be materially and adversely affected.

In order to provide our education programs or operate our schools, we apply for and maintain various accreditations from curriculum providers and permits from examination boards, such as the IB Organization.  To obtain or maintain our accreditations and permits, we must meet standards related to, among other things, performance, governance, institutional integrity, education quality, staff, administrative capability, resources and financial stability, on an ongoing basis.  If any of our schools fail to meet these standards, it could fail to obtain or lose its existing accreditations or permits, or be unable to expand its offerings of internationally-accredited curricula that are popular among students and their parents, which could materially and adversely affect our business, results of operations and financial condition.

In addition, we must apply periodically to the local education bureaus and civil affairs bureaus to obtain or renew the permits or licenses to operate our schools and ancillary services, including room and board services and school bus services.  While we believe that we will be able to obtain or renew such permits or licenses, we cannot assure you that such permits and licenses will be obtained or renewed in a timely manner, or at all and that new conditions will not be imposed. For example, we are in the process of obtaining and have not yet obtained certain licenses or permits for three newly-established schools as of the date of this annual report. Any failure to obtain or renew the required permits or licenses to operate our schools could give rise to administrative penalties including rectification or suspension of operations in noncompliant schools or confiscation of profits derived from noncompliant operations, which could materially and adversely affect our business, results of operations and financial condition.

Competition in the private education market could reduce enrollment at our schools, increase our cost of recruiting and retaining students and teachers and put downward pressure on our tuition and profitability.

We may face competition from other existing or new schools that target the children of affluent local families in the locations in which we operate.  Some of our existing and potential competitors may be able to devote greater resources than we can to the development and construction of private schools and respond more quickly to changes in demands of students and their parents, admissions standards, market needs or new technologies.  Moreover, our competitors may increase capacity in any of the local markets to an extent that leads to an over-supply of placement positions at private schools and downward pressure on tuition.  Our existing or potential competitors may also strategically price their tuition lower than ours to attract students and parents.  The amended Law on Promotion of Private Education, which became effective on September 1, 2017, may attract more private school operators to offer non-compulsory education and further increase competition in this segment.

Our complementary businesses, including English proficiency training and extracurricular programs, may also face competition from other providers of comparable services that may have stronger financial resources, technology, service performance or brand recognition.

If we are unable to differentiate our services from those of our competitors and successfully market our services to students and their parents, we could face competitive pressures that reduce our student enrollment.  If our student enrollment falls, we may be required to reduce our tuition or increase spending in order to attract and retain students, which could materially and adversely affect our business, prospects, results of operations and financial condition.

Our business and financial performance may suffer if we fail to successfully develop and launch new education services.

The future success of our business depends partly on our ability to develop new education services.  The planned timing or launch of new education services is subject to risks and uncertainties.  Actual timing may differ materially from any originally proposed timeframes.  Unexpected operational, technical or other issues could delay or prevent the launch of one or more of our new education services or programs.  In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs.  For example, in July 2017, we entered into an agreement to acquire a minority interest in Can-achieve to supplement our test preparation and college counseling business and improve our students’ university admission results. However, we cannot assure that our students will choose us over third-party service providers or that we will be able to successfully integrate such services with our schools and other complementary businesses without expending significant financial resources on marketing and operational optimization.  If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.

We cannot assure you that any of our new services will achieve market acceptance or generate incremental revenue or that our operation of such new services or programs will comply with our business scope or applicable licensing requirements.  If our efforts to develop, market and sell our new education services and programs to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

We may not be able to integrate businesses we acquired or plan to acquire in the future, which may adversely affect our business growth.

We acquired élan, an English proficiency training business, in January 2016 and entered into an agreement to acquire a minority interest in Can-achieve, a test preparation and college counselling business, in July 2017.  We plan to selectively acquire schools to expand our network coverage and/or businesses that are complementary to our core expertise in K-12 education.  We cannot assure you that we will be able to integrate the acquired businesses with our existing operations, and we may incur significant financial resources to streamline the operation of the acquired businesses under our internal control requirements and divert substantial management attention to the transition of the acquired businesses before achieving full integration.  In addition, the businesses and schools we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance.  If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

Any deterioration in our relationships with providers of overseas education services may adversely affect our business.

We have business collaborations with various overseas schools and institutions to provide education resources for our international schools.  We derive direct benefits from these relationships such as the ability to offer more diverse programs and classes, including summer and winter camps, and the ability to charge a premium for the programs we offer with other overseas education service providers.  We also derive indirect benefits from these relationships, including enhancement of our brand and reputation and exposure to international education methods and experiences.

If our relationships with any of these overseas education service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminishes, whether as a result of our own actions, actions of our partners, actions of any third party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations could be adversely affected.

Any damage to the reputation of any of our schools may adversely affect our overall business, prospects, results of operations and financial condition.

Our reputation could be adversely affected under many circumstances, including the following:

•	accidents, epidemics or other events adversely affect our students;

•	we fail to properly manage accidents or other events that injure our students;
•	our staff behave or are perceived to behave inappropriately or illegally;
•	our staff fail to appropriately supervise students under their care;
•	we fail to conduct proper background checks on our staff;
•	we lose a license, permit, accreditation or other authorization to operate an education program, a school or a complementary education service;
•	we do not maintain consistent education quality or fail to enable our students to achieve strong academic results;
•	our school facilities do not meet the standards expected by parents and students for private education; and
•	school operators of lower quality that abuse our brand name or those with brand names similar to ours conduct fraudulent activities and create confusion among students and their parents.

The likelihood that any of the foregoing may occur increases as we expand our school network.  These events could influence the perception of our schools not only by our students and their parents, but also by other constituencies in the education sector and the general public.  Moreover, an event that directly damages the reputation of one of our schools could adversely affect the reputation and operations of our other schools.  If our reputation deteriorates, our overall business, prospects, results of operations and financial condition could be adversely affected.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter, and in turn result in volatility in and adversely affect the price of our ADSs.

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenues.  Our students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester.  We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year.  We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester.  As a result of the combination of the foregoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.  We expect to continue to experience seasonal fluctuations in our results of operations.  These fluctuations could result in volatility in and adversely affect the price of our ADSs.

Our business could be disrupted if we lose the services of members of our senior management team, key principals and teaching staff.

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team.  We may in the future experience changes in our senior management for reasons beyond our control.  In addition, key personnel could leave us to join our competitors.  Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business.  We depend upon the services of our senior management team, including our chief executive officer, Mr. Junli He, who collectively have significant experience with our company and within the education industry.  If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily or at all.  If we cannot attract and retain qualified senior management members, key principals and teaching staff in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Failure to adequately protect our intellectual property could materially and adversely affect our business.

We have historically relied upon the brand name of “Country Garden” to market our schools.  As we expand our schools beyond the network of Country Garden’s residential communities, we have created and begun to promote our own brands, including “Bright Scholar.”  Since our inception, we have also created other intellectual property, including education materials developed by our teaching staff.  Unauthorized use of any of our intellectual property may adversely affect our business and reputation.  We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights.  Nevertheless, third parties may obtain and use our intellectual property without due authorization.  The practice of intellectual property rights enforcement by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty.  We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights.  Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business.  In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property.  Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We operate schools and complementary education services under several brands, which may have a dilutive effect on brand recognition among our students and their parents.

We operate substantially all of our schools under the brand “Country Garden” and our English proficiency training under “élan.”  We intend to promote a unified brand “Bright Scholar” as our corporate image, which represents the entire spectrum of education services we offer.  Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands.  We may seek to transition our individual brands to “Bright Scholar” in the future if the market responds favorably to our new corporate image.  We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition.  We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damages.

We cannot assure you that education materials and content used in our schools and programs do not or will not infringe intellectual property rights of third parties.  As of the date of this annual report, we are not aware of any claims for intellectual property infringement.  However, we cannot guarantee that third parties will not claim that we have infringed on their proprietary rights in the future.  We may also use education materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

Although we plan to defend ourselves vigorously in any such litigation or legal proceedings, we cannot assure you that we will prevail in these matters.  Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of our management.  We may be required to pay damages or incur settlement expenses.  In addition, in case we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable and we may lose the ability to use the related materials or content, which in turn could adversely affect our education programs.  Any similar claim against us, even without any merit, could also damage our reputation and brand image.  Any such event could have a material adverse effect on our business, financial condition and results of operations.

Unauthorized disclosure of personal data that we collect and retain due to a system failure or otherwise could damage our business.

We maintain records that include personal data, such as academic and medical records, address and family information.  If the security measures we use to protect personal data are ineffective due to a system failure or other reasons, we could be liable for claims of invasion of privacy, impersonation, unauthorized purchases or other claims.  In addition, we could be held liable for the misuse of personal data, fraudulent or otherwise, by our employees, independent consultants or third-party contractors.

We could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and providing additional protection to prevent additional breaches.  In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects and results of operations.

We do not have a centralized data management system, which may adversely affect our operation.

We are in the process of setting up a centralized data management system.  We currently host and manage operating data, such as student and employee information, in each individual school that generates such data.  As it takes time and labor to compile and feed the data from our schools to our management, we cannot assure you that our management will have access to key operating data in a timely manner, and such data may be corrupted or lost during compilation or transfer, which may adversely affect our operation and growth strategies as we expand our business and integrate new businesses.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage.  See “Item 4. Information on the Company – B. Business Overview – Insurance” for more information.  We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control.  The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business related insurance products.  We do not have any business disruption insurance, product liability insurance or key-man life insurance.  Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics or terrorist attacks in China.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China.  If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated.  Our students, teachers and staff may also be negatively affected by such event.  In, addition, any of these could adversely affect the PRC economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We did not grant any share options or other equity incentives to our employees or consultants under our 2017 Share Incentive Plan as of the date of this annual report but may do so in the future.  We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award.  If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures.  Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.  In the course of auditing our combined financial statements for the 2016 fiscal year, we and our independent registered public accounting firm identified two material weaknesses and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of August 31, 2016.  The same material weaknesses and significant deficiency were identified in connection with the audit of our combined and consolidated financial statements for the 2017 fiscal year. The material weaknesses identified relate to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified relates to the lack of formal risk assessment process and monitoring activities. We have implemented and are continuing to implement a number of measures to address these material weaknesses and significant deficiency in our internal control over financial reporting. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”  We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.  Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.  As a result, our businesses, financial conditions, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.  Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the 2018 fiscal year. If we fail to remedy any material weaknesses or significant deficiencies identified, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting, and we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Our Corporate Structure

Our private education service business is subject to extensive regulation in China.  If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our private education service business is subject to extensive regulations in China.  The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, standards of school operations, student recruitment activities, tuition and other fees.  The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in education services is subject to significant regulations in China.  The PRC government regulates the provision of education services through strict licensing requirements.  In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services businesses at the high school and kindergarten level.  We are a company incorporated in the Cayman Islands.  Our PRC subsidiary, Zhuhai Bright Scholar, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools.  Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, (2) our affiliated entities, including BGY Education Investment and the schools controlled and held by it, and (3) the ultimate shareholders of BGY Education Investment, including Ms. Meirong Yang.  We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by BGY Education Investment.  We have been and expect to continue to be dependent on our affiliated entities to operate our private education business.  See “Item 4. Information on the Company — C. Organizational Structure” for more information.

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry in China, the PRC Ministry of Commerce, or MOFCOM, which regulates foreign investments in China, and the Civil Affairs Bureau, which regulates the registration of schools in China, would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	revoking the business and operating licenses of our group and/or our affiliated entities;
•	discontinuing or restricting any related-party transactions between our group and our affiliated entities;
•	imposing fines and penalties, or imposing additional requirements for our operations which we, or our affiliated entities may not be able to comply with;
•	requiring us to restructure the ownership and control structure or our current schools;
•

restricting or prohibiting our use of the proceeds of our equity offerings to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

•	restricting the use of financing sources by us or our affiliated entities or otherwise restricting our or their ability to conduct business.

As of August 31, 2017, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States.  To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry.  However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future.  If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected.  If any of these penalties results in our inability to direct the activities of BGY Education Investment and its schools and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from BGY Education Investment and its schools and subsidiaries, we may not be able to consolidate BGY Education Investment and its schools and subsidiaries in our financial statements in accordance with U.S. GAAP.

However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or BGY Education Investment or its schools or subsidiaries.

The Draft Foreign Investment Law stipulates sweeping changes to the PRC foreign investment legal regime and has a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

On January 19, 2015, MOFCOM published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Foreign Investment Law.  At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises, or FIEs, primarily through contractual arrangements.  The draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, as well as detailed implementing rules.  The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas.  The proposed Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either foreign “restricted” or “prohibited.”  The draft Foreign Investment Law also provides that only FIEs operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required of PRC domestic entities.  As a result of the entry clearance and approvals, certain FIEs operating in foreign restricted or prohibited industries may not be able to continue their operations through contractual arrangements.

The specifics of the application of the draft Foreign Investment Law to variable entity structures have yet to be proposed, but it is anticipated that the draft Foreign Investment Law will regulate variable interest entities.  MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign-controlled.”  One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.”  This determination requires considering the nature of the investors that exercise control over the entity.  “Chinese investors” are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies.  “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.  We are majority controlled by Ms. Meirong Yang, a PRC national; therefore, it increases the likelihood that our company may be deemed “Chinese” controlled.  In its current form, the draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry.

We rely on contractual arrangements with BGY Education Investment and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with BGY Education Investment and its shareholders, including Ms. Meirong Yang, our largest shareholder, to operate our private education business.  For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.”  The revenue contribution of our affiliated entities accounted for 99.4% of our total revenues in the 2017 fiscal year.  However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over BGY Education Investment and our schools.  Any failure by our affiliated entities, including BGY Education Investment and our schools controlled and held by BGY Education Investment, and the shareholders of BGY Education Investment, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company.  For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China.  Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated.  The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States.  As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements.  In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

Any failure by our affiliated entities and their shareholders to perform their obligations under the Contractual Arrangement may have a material adverse effect on our business.

Our affiliated entities and their shareholders may fail to take certain actions required for our business, or to procure that newly established or acquired schools enter into the contractual arrangements in a timely manner, or to follow our instructions despite their contractual obligations to do so.  If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

Our largest shareholder, Ms. Meirong Yang, may have potential conflict of interest with us and not act in the best interests of our company.

Ms. Meirong Yang is the controlling shareholder and a director of BGY Education Investment.  She is also the largest shareholder of our company.  We cannot assure you that Ms. Meirong Yang will act in the best interests of our company.  In addition, Ms. Meirong Yang owes duties of loyalty and diligence to BGY Education Investment as its director pursuant to PRC law.  However, she does not owe a fiduciary duty to our company as she is not an officer or director of our company. We provide no incentives to encourage Ms. Meirong Yang to act in our best interest in her capacity as the shareholder of our affiliated entities.  We rely on Ms. Meirong Yang to comply with the terms and conditions of the contractual arrangements.  Although Ms. Meirong Yang is obligated to honor her contractual obligations with respect to our affiliated entities, she may nonetheless breach or cause our affiliated entities to breach or refuse to renew the existing contractual arrangements which allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them.  If Ms. Meirong Yang does not honor her contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in BGY Education Investment to the extent permitted by PRC law.  If we cannot resolve any disputes between us and the shareholders of BGY Education Investment, we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities.  We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in China, our affiliated entities and the shareholders of BGY Education Investment are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment.  A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities.  In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes.  To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies.  However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future.  Our net income may be reduced if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholders of BGY Education Investment.  As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our affiliated entities.  If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations.  If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees.  Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence.  There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliated entities.  If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations.  We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering and other financing activities to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of our initial public offerings and other financing activities as an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction.  However, most of these uses are subject to PRC regulations and approvals.  For example:

•

loans by us to our wholly-owned subsidiaries in China, which are foreign-invested enterprises, cannot exceed statutory limits, which is the difference between the total investment amount and the registered capital of our wholly-owned subsidiaries, and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•

loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

•	capital contributions to our wholly-owned subsidiaries in China must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

As a result of the requirements and limitations outlined above, the amount of funds that we can directly contribute to our operations in China through Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, is limited.

In addition, on March 30, 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi.  The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in China unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations.  In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies.  The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used.  Violations of Circular 19 will result in severe penalties including hefty fines.  As a result, Circular 19 may significantly limit our ability to transfer the net proceeds from our initial public offerings and other financing activities to our operations in China through our PRC subsidiaries, which may adversely affect our ability to expand our business.

On February 13, 2015, SAFE promulgated Circular 13, a notice to further simplify and improve the policies of foreign exchange administration applicable to direct investment, which was effective on June 1, 2015.  Pursuant to Circular 13, the registration of existing equity is required in lieu of annual foreign exchange inspection of direct investment.  Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investments.

We expect that PRC laws and regulations may continue to limit our use of proceeds from our initial public offerings and other financing activities or from other financing sources.  We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China.  If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offerings and other financing activities and to capitalize our PRC operations may be hindered, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business.

Substantially all of our operations are conducted in China, and substantially all of our revenues are derived from China.  Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects.  Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry.  The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.  Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business.  For example, under the current Law on the Promotion of Private Education and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.”  A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns.  However, the current PRC laws and regulations provide no clear guideline for determining “reasonable returns.”  In addition, the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not.

On September 1, 2017, the amended Law on the Promotion of Private Education came into effect, under which the concept “reasonable returns” is no longer applicable and a private school should elect to be either a for-profit school or a non-profit school. Sponsors of for-profit schools may obtain operating profits, while sponsors of non-profit schools may not. As the implementation rules for the amended Law on the Promotion of Private Education are not yet available as of the date of the annual report, it remains uncertain how the relevant government authorities will implement the new laws and how long the grace period will be.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy.  Demand for our education services depends, in large part, on economic conditions in China and especially the regions where we operate, including Guangdong province.  Any significant slowdown in China’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our schools, which in turn could reduce our revenues.  In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes.  Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value.  Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interests related to foreign investments in China.  However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems.  These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights.  In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us.  Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn materially and adversely affect our business, financial condition and results of operations.

Under the current Law on the Promotion of Private Education and its implementing rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment.  The implementing rules provide that private schools not requiring reasonable returns are eligible to enjoy the same preferential tax treatment as public schools and that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns.  To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard.

Our schools located at Changsha have historically elected not to require reasonable returns, and have enjoyed tax preference policies for enterprise income tax and business tax.  Preferential tax treatments granted to us by local government authorities are subject to review and may be adjusted or revoked at any time in the future.  The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.  In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand.  Even though the amended Law on the Promotion of Private Education became effective on September 1, 2017, it remains to be seen how the new law will be interpreted and implemented and impact our eligibility for preferential tax treatment, especially when we plan to change the election of certain schools to for-profit schools.  Any negative development could have a material adverse effect on our business, financial condition and results of operations.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non -PRC shareholders .

The PRC enterprise income tax law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws.  The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise.  On April 22, 2009, the State Administration of Taxation issued Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in China; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (4) at least half of the enterprise’s directors with voting right or senior management reside in China.  The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82.  The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities.  Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the State Administration of Taxation issued a bulletin on January 29, 2014 to provide more guidance on the implementation of Circular 82.  This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered.  From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status.  This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income.  Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits.  In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within China and be subject to PRC withholding tax, which could have a material adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%.  Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company.  Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary.  Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty.  These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends.  Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities.  As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Bulletin 7, on February 3, 2015.  Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax.  As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax.  According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises.  In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25.0%.  Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10.0% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation.  There is uncertainty as to the implementation details of Bulletin 7.  If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Source-based Withholding of Enterprise Income Tax on Non-resident Enterprises, or Bulletin 37, which became effective on December 1, 2017. According to Bulletin 37, non-resident enterprises who voluntarily declare their enterprise income tax shall at the same time confirm when they would make payments for the declared amount of tax. If the withholding agent fails to or is unable to withhold the income tax in accordance with the law, the non-resident enterprise will be deemed to have cleared its tax payment on time if it voluntarily declares and pays the tax before or within the time limit the tax authority orders it to do so. If the taxable income before withholding on a source-basis falls within the form of dividends or any equity investment gains, the date of triggering obligations to settle such tax payments is the date of actual payment of the dividends or other equity investment gains. In addition,  on December 1, 2017, Bulletin 37 repealed the Notice of the State Administration of Taxation on Strengthening the Administration over Enterprise Income Tax on Income of Non-resident Enterprises from Equity Transfer and Notice of the State Administration of Taxation on Issuing the Interim Measures for the Administration of Source-based Withholding of the Enterprise Income Tax of Non-resident Enterprises issued by the State Administration of Taxation on December 10, 2009 and January 1, 2009, respectively.

As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Substantially all of our revenue is denominated in Renminbi.  As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars.  Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions.  However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE.  For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE.  These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside China.  In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside China to our overseas subsidiary holding its equity interest.  Furthermore, in the event that BGY Education Investment liquidates, our PRC subsidiary, Zhuhai Bright Scholar, may, pursuant to the power of attorneys respectively executed by Ms. Meirong Yang and Mr. Wenjie Yang, require BGY Education Investment to pay and remit the proceeds from such liquidation to Zhuhai Bright Scholar.  Zhuhai Bright Scholar then may distribute such proceeds to us after converting them into foreign currency and remit them outside China in the form of dividends or other distributions.  Once remitted outside China, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by our affiliated entities for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above.  To the extent we need to convert and use any Renminbi-denominated revenue generated by our affiliated entities not paid to our PRC subsidiaries and revenue generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue.  As a result, our business and financial condition may be adversely affected.  In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses.  The income for our PRC subsidiaries, especially Zhuhai Bright Scholar, in turn depends on the service fees paid by our affiliated entities.  Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.  Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves.  These reserves are not distributable as cash dividends.  In addition, at the end of each fiscal year, each of our schools that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities.  In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes.  Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.  Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, various factors, such as changes in China’s political and economic conditions.  On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar.  Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates.  Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005.  There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms.  More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.  To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion.  In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex.  For example, MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise.  In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by MOFCOM.  In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM.  In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China.  In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China.  As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

In addition, if MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities and the shareholders of BGY Education Investment, we may be required to file for remedial approvals.  We cannot assure you that we would be able to obtain such approval from MOFCOM.  We may also be subject to administrative fines or penalties by MOFCOM that may require us to limit our business operations in China, delay or restrict the conversion and remittance of our funds in foreign currencies into China or take other actions that could have material adverse effect on our business, financial condition and results of operations.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose

Vehicles, or Circular 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.”  The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements.  Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.  In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries.  Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents.  However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since Circular 37 was recently issued, there remains uncertainty with respect to its implementation.  As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect interests in our company, including Ms. Meirong Yang, have completed the necessary registrations with SAFE as required by Circular 37.  However, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future.  If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries.  As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens.

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012, or Circular 7, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise.  Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals.  In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares.  The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

We did not grant any share options to our employees or consultants under our 2017 Share Incentive Plan as of the date of this annual report, but may do so in the future. When we do, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan.  However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful.  If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees or consultants who are PRC citizens.

Labor contract laws in China may adversely affect our results of operations.

The current PRC labor contract law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce.  Further, it requires certain terminations be based on the mandatory retirement age.  In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs and employee benefits in China may adversely affect our business and our profitability.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs.  China’s overall economy and the average wage in China are expected to continue to grow.  In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees.  It is subject to the determination of the relevant government agencies whether an employer has made adequate payments of the requisite statutory employee benefits, and employers that fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.  Future increases in China’s inflation and material increases in labor costs and employee benefits may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm issues audit report included in this annual report filed with the Securities and Exchange Commission, or SEC.  As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.  Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the big four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law.  Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms.  The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm).  A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms.  The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC.  Implementation of the latter penalty was postponed pending review by the SEC Commissioners.  On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC.  Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC.  The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC.  If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm’s ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting.  Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies, including our company, and the market price of their shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act.  Such a determination could ultimately lead to the delisting of our shares from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

Risks Related to Our Ordinary Shares and ADSs

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.  As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.  However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies.  This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control.  This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States.  A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets.  The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings.  The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

•	regulatory developments affecting us or our industry, and customers of our education services;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in the market condition, market potential and competition in education services;
•	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;
•	fluctuations in global and Chinese economies;
•	changes in financial estimates by securities analysts;
•	adverse publicity about us;
•	additions or departures of our key personnel and senior management;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities.  If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations.  Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.  In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs.  All of our outstanding ADSs are freely transferable without restriction or additional registration under the Securities Act and are available for sale upon the expiration of the lock-up period ending 180 days after the closing of our initial public offering, subject to certain restrictions.  Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter.  Sales of these shares into the market could cause the market price of our ADSs to decline.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He beneficially own approximately 71.97%, 19.83% and 7.35% of the aggregate voting power of our company as of the date of this annual report.  See “Item 6. Directors, Senior Management And Employees —E. Share Ownership.”  As a result of the dual-class share structure and the concentration of ownership, Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He have considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions.  They may take actions that are not in the best interest of us or our other shareholders.  This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.  This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business.  If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline.  If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.  As a result, we do not expect to pay any cash dividends in the foreseeable future.  Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws.  Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.  Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs.  We cannot guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs.  You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income.  Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements.  Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended August 31, 2017, and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time and may be volatile).  In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of our offering.  Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for future taxable years.  It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or foreseeable future taxable years.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in our offering.  Under circumstances where we retain significant amounts liquid assets, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase.  Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an ‘‘excess distribution’’ under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements.  Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.  For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

Our memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions.  These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.  For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise.  Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.  If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands.  Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Company Law (2016 Revision as amended) and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the Cayman Islands has a less developed body of securities laws than the United States.  Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.  In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States.  Substantially all of our current operations are conducted in China.  In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States.  Substantially all of the assets of these persons are located outside the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year.  In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange.  Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.  However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.  As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with from New York Stock Exchange corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards.  However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country.  Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from New York Stock Exchange corporate governance listing standards.  Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies.  Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders.  This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.  To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement.  Under the deposit agreement, you must vote by giving voting instructions to the depositary.  Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions.  You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares.  Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 days.  When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter.  If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you.  We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions.  This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or
•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above.  This may make it more difficult for shareholders to influence the management of our company.  Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses.  You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent.  However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs.  For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration.  The depositary may also determine that it is not feasible to distribute certain property through the mail.  Additionally, the value of certain distributions may be less than the cost of mailing them.  In these cases, the depositary may determine not to distribute such property.  We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions.  We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs.  This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.  These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities.  Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act.  The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse.  We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective.  Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary.  However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties.  The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a right offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period.  The depositary may also close its books in emergencies, and on weekends and public holidays.  The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4. INFORMATION ON THE COMPANY
A.	History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands.  We conduct our business through our subsidiaries and affiliated entities in China.  As of date of this annual report, we had a network of 60 schools in China that cover K-12 education and a number of learning centers for after-school programs through certain contractual arrangements with BGY Education Investment, which in turn controls and holds these schools and learning centers.  We trace our history back to the founding of Guangdong Country Garden School, our first private school, in 1994.  Over the past two decades, we have established and acquired a number of schools and learning centers in China.

Beginning in 2016, we underwent a series of restructurings. In particular:

•	Incorporation of the listing entity. In December 2016, Ms. Meirong Yang incorporated Bright Scholar Holdings in the Cayman Islands.
•	Acquisition of Impetus. In January 2016, we acquired Impetus Investment Ltd., or Impetus, a Cayman Islands company from Mr. Junli He and other selling shareholders.
•	Incorporation of PRC subsidiary. In January 2017, Time Education China Holdings Limited incorporated Zhuhai Bright Scholar, as our wholly-owned subsidiary in China.
•

Contractual arrangements. In January 2017, we, through our PRC subsidiary, Zhuhai Bright Scholar, entered into a series of contractual arrangements with (1) our affiliated entities, including BGY Education Investment and the schools it owns and operates, and (2) Ms. Meirong Yang and Mr. Wenjie Yang, the shareholders of BGY Education Investment, to obtain effective control of our affiliated entities.

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a wholly foreign-owned enterprise and currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in our schools.

Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) our affiliated entities, including BGY Education Investment and the schools it owns and operates, and (2) the shareholders of BGY Education Investment, i.e., Ms. Meirong Yang and Mr. Wenjie Yang, which enable us to:

•	exercise effective control over our affiliated entities;
•	receive substantially all of the economic benefits of our affiliated entities in consideration for the services provided by us; and
•	have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law.

Ms. Meirong Yang is one of our founders and a relative of Ms. Huiyan Yang, our chairperson. Mr. Wenjie Yang is Ms. Meirong Yang’s business partner. We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Zhuhai Bright Scholar. We have combined and consolidated the results of our affiliated entities in our combined and consolidated financial statements included elsewhere in this annual report in accordance with U.S. GAAP. The contractual arrangements were executed and became effective on January 25, 2017. Certain of our newly established schools executed Rights and Obligations Assumption Letters in 2017 to enjoy the rights and perform the obligations under the contractual arrangements. We are in the process of arranging the execution of Rights and Obligations Assumption Letters for the rest of our newly established schools. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China.”

We have been advised by our PRC legal counsel, that the contractual arrangements among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang as the shareholders of BGY Education Investment are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect. If our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us the effective control over our affiliated entities. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure—We rely on contractual arrangements with BGY Education Investment and its shareholders for our operations in China, which may not be as effective in providing control as director ownership.”

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements and agreements that establish the structure for operating our education services business in China do not comply with relevant PRC government restrictions on foreign investment in the education services industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information — D. Risk Factors —Risks Related to Our Corporate Structure” and “Item 3. Key Information — D. Risk Factors —Risks Related to Doing Business in China.”

If we are unable to maintain effective control over our affiliated entities, we will not be able to continue to consolidate the financial results of our affiliated entities into our financial results. The revenue contribution of our affiliated entities accounted for 99.4% of our total revenues in the 2017 fiscal year. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, pursuant to which we provide service to our schools in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual schools before determining the amount we collect from each school. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves and each private school in China is required to allocate a certain amount to its development fund prior to payments of dividend. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in their net assets for such purposes. See “Item 4. Information on the Company — D. Risk Factors — Risks Related to Doing Business in China — Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

We listed our ADSs on the New York Stock Exchange under the symbol “BEDU” on May 18, 2017 and completed an initial public offering of 17,250,000 ADSs on June 7, 2017, raising approximately US$174.7 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive office is located at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong, zip code 528300, China. Our principal phone number is (86) 757-6683-2507. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is www.brightscholar.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the

United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

B.	Business Overview

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2017, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas.  We also complement our international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.  We established one of the first private schools in China in 1994 and have since expanded our network to operate 60 schools as of the date of this annual report, covering the breadth of K-12 academic needs of our students across eight provinces in China. During the 2017 school year, we had an average of 29,747 students enrolled at our schools, representing an increase of 57.3% from an average of 18,913 students enrolled during the 2014 school year.  Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling BGY Education Investment, our affiliated entity which controls and holds our schools, through certain contractual arrangements.

Our schools consist of international schools, bilingual schools and kindergartens.  We offer a broad range of internationally-accredited curricula at our international schools.  We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas.  According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level.  We are also one of the first school operators in China accredited to administer the full set of IB curricula, including its Primary Years Program, Middle Years Program, and Diploma Program.  Our bilingual schools place a specific emphasis on developing our students’ English language proficiency and non-academic skillsets, offering elective classes in sports, arts and community service programs.  Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ future studies.  We also offer a range of complementary education services, including overseas camps and after-school programs.

Our schools effectively enhance our students’ academic performance.  Approximately 87.0% of the 2017 graduating class enrolled in our Diploma Program or A-Level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London.  As of August 31, 2017, students in our 2017 graduating class have received 499 conditional offers in total from global top 50 institutions by the same ranking. We believe our bilingual schools are often one of the schools of choice in their respective cities.  Approximately 77.0% of the 2017 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools.  This percentage rose to 90.2% for Huanan Country Garden School and 96.6% for Phoenix City Bilingual School in the 2017 fiscal year.

The effectiveness of our education, along with our state-of-the-art facilities, student- and parent-centric support services and our brand recognition, allows us to command premium pricing.  The average tuition across our six international schools for the 2017 school year was approximately 11.1% higher than that of international programs in China targeting Chinese students, according to the Frost & Sullivan report.  Similarly, during the same period, our bilingual schools and kindergartens charged substantially higher tuition than the average tuition of private schools from grade one through nine and kindergartens in China, respectively, according to the Frost & Sullivan report.

We collaborate closely with Country Garden, a related party, which is a leading developer of residential properties in China, which has allowed us to operate a highly scalable business model and launch greenfield schools with significantly lower upfront capital expenditures.  Substantially all of our existing schools were developed in cooperation with Country Garden’s residential property projects, allowing Country Garden to meet local government requirements and the market needs for education facilities and services in its residential communities.  The demand for convenient access to quality education from Country Garden’s homeowners, who are relatively affluent families, provides a large pool of students for our schools, and at the same time drives sales of residential units in the vicinity of our schools.  We believe we will continue to benefit from this synergistic relationship as we expand our school network.

We have experienced substantial growth in recent years.  Our revenue increased from RMB745.9 million in the 2015 fiscal year to RMB1,040.3 million in the 2016 fiscal year, and further to RMB 1,328.4 million (US$201.6 million) in the 2017 fiscal year, representing an average CAGR of 33.5%.  We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability.  We had net income of RMB2.9 million in the 2016 fiscal year and RMB191.8 million (US$29.1 million) in the 2017 fiscal year, compared to net loss of RMB39.9 million in the 2015 fiscal year.  We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations.  Our adjusted net income was RMB98.0 million in the 2016 fiscal year, which is the only fiscal year where we incurred share-based compensation expenses.

Our Schools

We offer education programs that cover K-12 education and integrate internationally-accredited curricula, government-mandated curricula and extracurricular activities that aim to develop well-rounded individuals through a network of 60 schools in eight provinces in China as of the date of this annual report.  We divide our schools broadly into international schools, bilingual schools and kindergartens.

•

International schools.  As of the date of this annual report, we had six international schools, which focus on internationally-accredited curricula and offer extracurricular activities and programs that aim to develop well-rounded individuals.

•

Bilingual schools.  As of the date of this annual report, we had 16 bilingual schools, which provide government-mandated curricula.  Our bilingual schools place an emphasis on developing students’ English proficiency and well-rounded individuals.

•	Kindergartens. As of the date of this annual report, we had 38 bilingual kindergartens, including 10 that deliver international curricula.

During the 2017 school year, we had an average of 29,747 students enrolled at our schools and employed an average of 3,180 teachers and instructors.  We have grown rapidly during the past three years, supported by strong demand for quality education in China and favorable policies promulgated by the PRC government and the nationwide expansion of Country Garden’s residential communities.  The following table sets forth the average number of students enrolled at our schools for the period indicated.

	2015 school year	2016 school year	2017 school year
International schools	4,292	5,443	6,283
Bilingual schools	9,512	11,441	13,189
Kindergartens	7,280	8,979	10,275
Total	21,084	25,862	29,747

An important element of our schools is to provide an immersive bilingual learning environment, with our English teachers and English-speaking staff.  To help students master the English language, we design our English courses according to the specific linguistic needs of the students at each grade level, building their English language skills from kindergarten to high school.

Our schools are also committed to developing well-rounded students.  As a private school operator, we have more flexibility in offering courses based on students’ learning needs and in response to popular student and parent demand.  We offer a broad range of courses, and students at our international schools may choose an individualized combination of courses.  Some of the courses we offer, such as calligraphy, dance, debate and music, emphasize creativity, critical thinking and a deeper appreciation of traditional Chinese and international culture.  Our schools also offer students the opportunity to participate in a variety of after-school programs and club events, including sports and life skills development programs, such as first aid and disaster drills, to supplement classroom learning.  This provides our students with opportunities to fully explore and pursue their individual interests and potential.

Our coverage of K-12 education allows us to instill our educational philosophy from the starting point of a student’s academic career.  For our schools that cover the full spectrum of K-12 education, we believe we are able to minimize the need for our students to adapt for teaching methodologies and learning environments they may encounter when moving to the next level of education.

Most of our schools have boarding facilities, which allows students to focus on their studies and experience living independently before attending universities and allows us to recruit students from beyond Country Garden’s residential communities.  While substantially all of our schools are located within or in the vicinity of the residential communities developed by Country Garden, students from families that have not purchased property from Country Garden are increasingly attracted by our reputation for quality education. Approximately 37.8% of our students enrolled in our schools as of August 31, 2017 came from families who do not own Country Garden properties.   All of our schools also feature a comprehensive suite of sports and education facilities and on-campus catering facilities.

Our international schools

As of the date of this annual report, we had six international schools in five provinces across China, including Guangdong, Jiangsu, Hunan, Guizhou and Gansu.  Our international schools offer a broad range of internationally-accredited education programs to accommodate the individual needs of our large student base seeking to pursue higher education overseas.  Driven by the increasing appreciation for the quality of higher education overseas and our commitment to providing quality education, our international programs have proven to be an attractive option to an increasing number of Chinese students and their parents, allowing us to charge a premium in tuition compared to other international schools targeting Chinese students.

Our schools are among the first private schools in China to receive international accreditations for our programs.  According to the Frost & Sullivan report, we are also among a select group of private school operators in China accredited to administer all major globally-recognized education programs.  The following table sets forth certain information about the major international programs we offer.

Accreditation Institution	Program	Applicable Grades
IB Organization	Primary Years Program	1-5
	Middle Years Program	6-10
	Diploma Program	11-12
Cambridge International Examinations	IGCSE	9-10
	A-Level	11-12
U.S. College Board	Advanced Placement	9-12
NCC Education	International Foundation Year	11-12

Programs administered by the IB Organization are generally recognized in all major English-speaking countries. IGCSE, A-Level and International Foundation Year are recognized primarily in the United Kingdom.  Advanced Placement is recognized primarily in the United States and Canada.  In addition, we offer joint diploma programs, including Sino-Canadian dual diploma, Sino-U.S. dual diploma and Sino-Australian dual diploma programs.  Our students may switch from one program to another if they meet the applicable requirements.

We integrate classes under our international programs with government-mandated coursework to students from the first through ninth grades.  In the event that our students under international programs elect to attend universities in China at any stage of their studies, they may switch to government-mandated curricula offered in some of our international schools.

The students enrolled at our international schools have increased rapidly in the last three school years, from an average of 4,292 for the 2015 school year to 6,283 in the 2017 school year.  Students in the 2017 graduating class at our international schools were accepted to top colleges and universities in countries and regions such as the United Kingdom, the United States, Canada, Australia and Hong Kong. Approximately 87.0% of the 2017 graduating class enrolled in our Diploma Program or A-level curricula who applied for overseas universities were admitted into global top 50 institutions, ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London.

The following table sets forth certain information about each of our international schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2016 school year	Average number of students enrolled during the 2017 school year	Capacity as of September 1, 2017
Guangdong Country Garden School	Shunde, Guangdong province	1994	1-12	4,010	3,604	3,940
Jurong Country Garden School	Jurong, Jiangsu province	2013	1-12	708	1,148	2,950
Ningxiang Country Garden School	Changsha, Hunan province	2014	1-12	249	364	2,100
Country Garden Silver Beach School	Huizhou, Guangdong province	2015	1-12	224	544	3,000
Huaxi Country Garden International School	Guiyang, Guizhou province	2015	1-9	252	305	798
Lanzhou Country Garden International School	Lanzhou, Gansu province	2016	1-12	N/A	318	2,472
Total				5,443	6,283	15,260

Guangdong Country Garden School ()

Founded in 1994, Guangdong Country Garden School is our first international school that offers all three IB-accredited programs.  It is also one of the few schools in China authorized to teach IGCSE and A-Level, Advance Placement, and International Foundation Year courses.  Guangdong Country Garden School has become our flagship school due to its comprehensive set of internationally-accredited curricula, effective education services and long operating history.  It is well known throughout China as the recipient of a number of recognitions such as being a First-Class School in Guangdong Province and being part of the Advanced Group in National Private Education.  It hosts a teacher training academy which serves as the hub for teacher training within our school network.  We send veteran teachers at our Guangdong Country Garden School to our new schools to share teaching experiences with, and provide demonstration classes to the resident teachers at those schools and also allow such resident teachers to visit Guangdong Country Garden School for on-site training sessions.  Guangdong Country Garden School is instrumental in establishing our brand recognition throughout China and setting the benchmark for our other international schools.

Our students in this school are regular winners of national competitions. During the 2017 school year, one of our students won a Bronze medal in the Minnesota International Youth Pianist Competition, and 33 students scored in the top 25th percentile in the Waterloo University Gauss Math Competition.

Jurong Country Garden School ()

Founded in 2013, Jurong Country Garden School, our first international school outside Guangdong province, obtained authorization from the IB Organization to offer all three IB-accredited programs within three years of its establishment.  The school is also authorized to offer IGCSE and A-Level courses and International Foundation Year courses.  Among our 2017 graduating classes enrolled in our Diploma Program,  A-Level or IFD curricula at this school, who applied for overseas universities, approximately 79.7% of them were admitted into top 50 universities and approximately 28.4% were admitted into top 10 universities, both as ranked by QS World University Rankings.

Other international schools

Since 2014, we have established four international schools, Ningxiang Country Garden School, Country Garden Silver Beach School, Huaxi Country Garden International School, and Lanzhou Country Garden International School.  We have replicated, and intend to continue to replicate, the success of Guangdong Country Garden School by leveraging the collective expertise and experiences accumulated by the teachers and management at Guangdong Country Garden School over the years.  We believe the ample demand for international education, our education service quality, know-how and brand position us well to continue to ramp up the operation of each of these schools.

Our bilingual schools

As of the date of this annual report, we had 16 bilingual schools in five provinces in China.  Our bilingual schools teach government-mandated curricula with an emphasis on English proficiency development.  We supplement our academic offerings with activities for the well-balanced development of our students, such as arts-related and life skills building classes or club events, which are not generally available in public schools.  The students enrolled at our bilingual schools have increased rapidly in the last three school years, from an average of 9,512 for the 2015 school year to an average of 13,189 in the 2017 school year.

Graduates from our bilingual schools generally take Zhongkao, the high school entrance examinations administered in China, and may pursue high school education in public or private schools.  A number of our bilingual schools, including Phoenix City Bilingual School and Country Garden Huacheng School, also offer international courses to a small number of students in response to the local demands for further education at overseas universities.  We generally allow our students to transfer from one program to another if they meet the relevant requirements.

The following table sets forth certain information about each of our bilingual schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2016 school year	Average number of students enrolled during the 2017 school year	Capacity as of September 1, 2017
Huanan Country Garden School	Guangzhou (Panyu), Guangdong province	2002	1-9	2,520	2,741	2,848
Phoenix City Bilingual School	Guangzhou (Zengcheng), Guangdong province	2003	1-9	3,081	3,462	4,,438
Country Garden Huacheng School	Shunde, Guangdong province	2003	1-9	1,106	1,122	1,116
Country Garden Venice Bilingual School	Changsha, Hunan province	2007	1-9	1,540	1,621	1,576
Wuyi Country Garden Bilingual School	Jiangmen, Guangdong province	2009	1-9	651	727	1,008
Heshan Country Garden School	Heshan, Guangdong province	2010	1-9	1,182	1,213	1,296
Wuhan Country Garden School	Wuhan, Hubei province	2011	1-6	221	287	912
Zengcheng Country Garden School	Guangzhou (Zengcheng), Guangdong province	2013	1-9	597	817	1,512
Country Garden Panpuwan School	Shunde, Guangdong province	2015	1-9	358	738	1,080
Laian Country Garden Foreign Language School	Chuzhou, Anhui province	2015	1-9	61	160	768
Taishan Country Garden School	Jiangmen, Guangdong province	2015	1-9	124	301	1,944
Chuzhou Country Garden Foreign Language School	Chuzhou, Anhui province	2017	1-9	N/A	N/A	960
Shaoguan Country Garden Foreign Language School	Shaoguan, Guangdong province	2017	1-9	N/A	N/A	1,296
Kaiping Country Garden School	Jiangmen, Guangdong province	2017	1-6	N/A	N/A	1,080
Huaian Country Garden Tianshan Bilingual School	Huaian, Jiangsu province	2017	1-9	N/A	N/A	2,400
Shenghua Country Garden Bilingual School	Baoding, Hebei province	2017	1-9	N/A	N/A	1,296

Total				11,441	13,189	25,530

We believe our bilingual schools are often one of the schools of choice in their respective cities.  Approximately 90.2% and 96.6% of the 2017 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools, respectively.

Our kindergartens

As of the date of this annual report, we had 38 kindergartens in eight provinces across China.  A majority of our kindergartens are built adjacent to our primary, middle and high schools to share certain education resources and facilities and provide potential student sources to our schools.  Our kindergartens are generally smaller in size compared with our international and bilingual schools.  In the 2017 school year, our kindergartens had an average of 10,275 students.

Our kindergartens provide an active and healthy learning environment to help students develop their potential and personality, appreciate diverse cultures and lay the foundation to drive future success.  In our kindergartens, we integrate elements of traditional Chinese culture with international cultural awareness through language classes and cultural activities.  We have 11 kindergartens that offer Primary Years Programs, three of which have received IB accreditations.  Under the Primary Years Programs, we provide a foreign homeroom teacher to stay with our students throughout each school day and implement a holistic approach to English education including the adoption of English teaching materials.  We believe that administering Primary Years Programs at our kindergartens helps our students move up seamlessly to other IB-accredited programs offered in the primary through high schools within our school network.

Schools under development

We intend to expand our school network with a particular emphasis on developing international schools in new geographical markets in China and abroad.  When determining a new school location, we generally consider factors such as potential demand for quality private education, demographic background of prospective students and their families, household income level, level of local government support, availability of suitable sites and existing market competition.

We generally favor new schools located within the residential communities developed by Country Garden to achieve cost savings and synergies in land procurement, facilities construction, marketing and student acquisition.  Based on its residential property development plans, Country Garden has plans to develop several hundred sites in the next few years, presenting us with a large number of potential opportunities for expanding our school network.

We have also entered into two agreements with third-party partners to expand our school network.  Under these agreements, we are primarily responsible for the day-to-day operation of the schools, and our partners are primarily responsible for land procurement and facilities construction.

The following flowchart sets forth the major steps involved in launching a school with a partner.

As substantially all of our existing schools were established within or in the vicinity of Country Garden’s residential communities, the sales of Country Garden’s residential units have had an impact on the number of students enrolled at our schools.  The number of residents typically increases within the first two to three years after the completion of Country Garden’s residential property development, and correspondingly, a school usually takes up to several years to ramp up its utilization rate and build its reputation.

We currently expect to launch approximately 12 new schools in the 2018 fiscal year.

Centralized management

We have established a centralized management system through which we manage and oversee certain aspects of our schools across our network, including school administration, supply procurement and sharing and development of teaching resources, to support and facilitate management of our schools as well as to ensure consistency in the quality of our education.

Sharing and development of teaching resources

In order to maintain and improve our teaching quality, some of our schools share their teaching resources with each other and jointly hold teacher development workshops.  For example, our flagship school, Guangdong Country Garden School, established a teacher training academy, which serves as the hub for teacher training within our school network.  We send veteran teachers from Guangdong Country Garden School to our new schools to share teaching experiences with, and provide demonstration classes to, the resident teachers at these schools and also allow such resident teachers to visit Guangdong Country Garden School for training sessions.  We also operate a centralized teaching staff recruitment program through which we hire and deploy teachers and educational staff within our school network based on each school’s needs and teacher preferences.  We intend to continue to leverage the availability of our teaching resources at different schools within our network to ensure consistency in teaching quality.

Education material and equipment procurement

We make procurement decisions regarding teaching materials and equipment and other education supplies for our schools in the same geographical areas to improve our operating efficiency, maximize economies of scale and enhance our overall bargaining power with suppliers.  Such procurement choices include those for catering, textbooks, school uniforms, classroom furniture, computers, kitchen equipment, tableware and office appliances.

School administration

To improve our operating efficiency, we have centralized our finance, marketing, human resources, legal and information technology functions.  We have adopted a series of policies and procedures relating to general corporate governance matters, which are aimed at strengthening the management and government of our company and our schools.

School marketing

While each of our schools conducts its own on-site promotional events to attract local students, we also organize group-wide marketing events to promote our brand and corporate image as one of China’s leading private school operators, including our strategic arrangements with local newspapers such as Nanfang Metropolis Daily.  For details, see “Item 4. Information on the Company — Business Overview —Marketing” below.

Our Complementary Education Services

We provide complementary education services to students from our schools and others.  These complementary education services further enhance students’ overall learning experience and generate synergies with our school operations.

Overseas camps

We have organized summer and winter camp programs in certain countries, including the United Kingdom, the United States and Australia.  We also offer summer school programs which are more rigorous and allow our participants to study for specific courses or prepare for standardized tests.  These summer and winter camp programs are primarily offered to students enrolled at our schools, but are also open to other students.  During the summer of 2017, more than 357 students participated in our camp programs.

We have developed business collaborations with nine overseas universities and high schools as the local hosts of our camps or summer school programs.  We work together with our partners to design programs and activities to improve the participants’ English communication skills, expand their knowledge and develop a familiarity with college environments and international cultures.

Our camp programs typically take place on university campuses and include various activities, such as classes and excursions.  For high school students, we offer tours to different universities during our programs.  These visits allow participants to become familiar with the overseas campuses, talk with admissions officers and spend time with our alumni currently studying at each university.  Some of our camp programs include a homestay, which allows the participants to get an inside look at Western family dynamics and form supportive friendships in an immersive English-speaking environment.  We send our teachers to escort the students during their tours.  By participating in the summer and winter camps, we believe our students not only broaden their horizons and improve their English proficiency, but also clarify their academic goals and enhance their motivation to pursue overseas studies after graduating from our schools.

After-school programs

English proficiency training

We offer English proficiency development courses to children aged from five to 15 through a network of 16 learning centers located in Beijing, Shanghai and Guangdong, China.  Our goal is to help children improve their general English proficiency.  To this end, we have adopted a holistic language learning approach, which immerses children in an English-speaking environment and requires them to think, learn and communicate with the mindset of native speakers.  Our learning centers are staffed only by native English speakers as instructors and are equipped with libraries containing age-appropriate English-language books and audio materials suited to English learners of different proficiency levels.  In the 2017 school year, we had an average of 87 instructors in our learning centers. We operate our learning centers under the brand of “élan.”  In the 2017 fiscal year, we had more than 3,616 student enrollments for English proficiency training.

Extracurricular programs

We offer a wide range of extracurricular programs primarily to children through two learning centers located in Shunde, Guangdong province and Jurong, Jiangsu province.  Our programs encompass popular subjects, such as art, soccer, mathematics and programmable robotics.  Our programs supplement in-classroom learning and promote the well-balanced development of children.  Our programs also help children tap into their interests and potential that benefit their study or career goals.  We work with our partners on these programs.

Our Students

Student admission

Our students are primarily Chinese nationals from relatively affluent families and aspire to pursue the next level of education overseas or gain a competitive advantage from bilingual education.  Since substantially all of our schools were launched within or in the vicinity of the residential communities developed by Country Garden, our recruitment efforts were initially targeted at students from families who were Country Garden’s homeowners.  As we have gradually forged a reputation for providing quality education through a proven track record of success over the years, we frequently attract prospective students from outside of Country Garden properties, largely through word-of-mouth referrals and marketing efforts.  Approximately 37.8% of our students enrolled in our schools as of August 31, 2017 came from families who do not own Country Garden properties.  We believe that our schools are attractive to prospective students and their parents due to our reputation and the quality and breadth of our education programs.

We implement selective screening procedures for student admissions.  We generally require middle school and high school applicants to take entry tests to assess their English proficiency and academic performance.  We conduct admissions interviews with kindergarten and primary school applicants.  As a result of the large number of students wishing to enroll in our schools, we are selective in accepting our students.

Student performance

Approximately 87.0% of the 2017 graduating class enrolled in our Diploma Program or A-Level curricula, who applied for overseas universities were admitted into the global top 50 institutions, ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London.  Students in our 2017 graduating class have received 499 conditional offers in total from global top 50 institutions by the same ranking. Our 2017 graduating students were admitted by 40 top institutions which are located in over six countries or regions, including the United States, the United Kingdom, Australia, New Zealand, Canada, Switzerland, and Hong Kong, of which over 20 are U.S.-based institutions.  Students enrolled at our bilingual schools have also achieved extraordinary academic results.  Approximately 90.2% and 96.6% of the 2017 graduating class from our Huanan Country Garden School and Phoenix City Bilingual School were admitted into the top local high schools.

As all of our programs place particular emphasis on developing students’ English skills, our students are regular winners of regional and provincial rounds at national English skill competitions, such as the China Youth English Competence Contest and the China Central Television Star of Outlook Talent Competition.  In addition to academic accomplishments, we also seek to promote the well-balanced development of our students through a wide range of extracurricular activities to tap into their interests and potential.

Student and parent support services

We generally have small class sizes across our school network in order to provide each student with close and frequent teacher interactions and individual attention and support.  Our teachers assist students through academic difficulties with personalized remedial measures, including additional practice materials and instructive sessions.  We also provide counseling to help our students with university applications.

As a testament to the positive student experience we provide at our schools, we have historically maintained relatively high student retention rates.  After our students complete their studies at our schools, we encourage them to advance their education within our school network if they meet the requisite academic requirements.  For example, in our schools offering both primary and middle school education, 61.4% of the 2017 primary school graduating class continued their next level of studies at the same school. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of a school year who move on to the next grade level was over 90.0% for each of the 2015, 2016 and 2017 school years.

We also maintain regular communication with the parents of our students and provide them with complimentary seminars and training on education programs, university applications and parenting.

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education.  Our schools are staffed with different levels of teachers and educational staff.  Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors.  Educational staff include teaching assistants, librarians, medical staff and nursery staff.  In the 2017 school year, we had an average of 3,180 teachers and instructors.

Our teachers have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods.  Our teachers who are Chinese nationals have an average of approximately nine years of experience in teaching.  Across our school network, we also had an average of 226 foreign teachers, representing 7.1% of the teacher pool of our schools in the 2017 school year.  Foreign teachers of our international schools represented 10.1% of our teacher pool in international schools during the same period.  We believe that foreign teachers are essential to providing an immersive bilingual environment and better preparing our students for the pursuit of the next level of education overseas.

We had 548 teachers, or 17.2% of our total teacher pool and 52.0% of our teacher pool in international schools, licensed with IB training certificates as of August 31, 2017.  To stay current with the constant changes in the IB syllabus, we require all of our teachers to take regular IB training classes.  We typically outsource instructors for our extracurricular programs.

Teacher recruitment

Our teachers are critical to maintaining the quality of our programs and services and in promoting our brand and reputation.  We place particular importance on recruiting teachers who are appropriately qualified and experienced.  We implement a centralized recruitment program that seeks to hire teachers and educational staff and deploy them across our school network based on each school’s needs and teacher preferences.  We screen candidates for strong academic credentials, dedication and knowledge in the relevant teaching subjects, and commitment to serving students’ needs.  We require our teachers to possess the appropriate qualifications required by PRC regulatory authorities, including the foreign expert certificate in the case of foreign teachers.  We believe that teacher candidates are attracted to our schools because of our reputation, commitment to quality education, financial strength and competitive compensation package.  To enhance our retention rate, we also allow our teachers to laterally transfer within our school network.  We maintained teacher retention rates of approximately 90.0% for each of the 2015, 2016 and 2017 school years.  “Teacher retention rate” is calculated as 100.0% minus the quotient of the number of both our Chinese and foreign teachers that leave employment during a school year by the number of teachers at the beginning of that school year (not including teachers hired during that school year).

Teacher training

We are committed to investing in our teachers and principals.  Newly-hired teachers undergo a training program on teaching skills as well as our school culture.  We also provide ongoing professional development for our teachers and principals, in the form of online, on-campus or one-on-one training and support sessions.  Our flagship school, Guangzhou Country Garden School, established a teacher training academy which organizes centralized teacher training activities.  We also send veteran teachers to our new schools to share teaching experiences with, and provide demonstration classes to, the resident teachers at those schools and also allow such resident teachers to visit Guangdong Country Garden School for on-site training sessions.  From time to time, we organize seminars on professional training in cooperation with prestigious institutions, such as the Institute of Education of University College London.  We also invite veteran teachers to participate in school administration by offering them management training with the possibility of promotion to principal positions.  The opportunity for ongoing professional training and career advancement is not always available at private schools and is a key differentiator in our ability to attract, develop and retain talented teachers.

Our Tuition

We charge our students tuition, boarding and textbook fees generally prior to the beginning of each semester.  We also accept monthly payment of fees at certain kindergartens we operate.  We offer a partial refund if a student withdraws during a semester.  We may also offer tuition discounts to certain of Country Garden’s homeowners, our employees and employees of Country Garden.  Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position.  We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime.  For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools.  In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographic markets where our schools are located, the tuition charged by our competitors, our pricing strategy to gain market share and general economic conditions in China.  For example, the average tuition and fees per student at Guangdong Country Garden School was RMB96,409 in the 2017 school year, compared to RMB60,158 and RMB64,854 at Jurong Country Garden School and Country Garden Silver Beach School, respectively, in the same period.  Our tuition and fees charged for internationally-accredited programs is typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former.  For the 2017 school year, we charged average tuition and fees of RMB80,478 for international schools, RMB31,346 for bilingual schools and RMB30,364 for kindergartens.

For our complementary education services, we determine our fees by referring to the prevailing market rates.  In 2016 and 2017 school years, we charged an average of RMB44,631 and RMB46,817 per student enrollment for overseas camps and an average of RMB20,253 and 19,709 per student for English proficiency training.

Our Business Partners

We collaborate with a number of universities overseas, which enables our partner institutions to appreciate our strong academic programs and our students’ English language proficiency and facilitates the early admissions process by encouraging early contact between our students and these institutions.  In particular, we have formed strategic relationships with each of University of St. Andrews, Newcastle College and Sussex Downs International College in the United Kingdom to regularly send our students to their schools to take English language and IELTS courses.

Over the years, our international schools have individually obtained authorization from the Cambridge International Examinations to administer education programs such as IGCSE and A-Level and the related examinations.  In May 2016, we became a Cambridge Associate, which allows us to review and self-approve the eligibility of all of our schools to administer such programs and the related examinations.  Our status as a Cambridge Associate also allows us to deepen our cooperation with Cambridge International Examinations on teacher training, curriculum development and international exchange programs. On May 17, 2017, we cooperated with Columbia University and co-established the “Bright Scholar – Columbia Scholarship” program. On May 26, 2017, we co-established the “Bright Scholar – University of California – Berkley Scholarship.”

Research and Curriculum Development

We believe we have devoted significant resources to our research and curriculum development efforts which are reflected in our course materials and effective teaching methods.  We encourage our teachers to develop, update and improve our curricula and course materials based upon our students’ needs and the latest official government curricula or course outlines issued by the relevant international programs.  As our students’ academic ability levels vary, our curricula are designed with the flexibility to address a particular student’s strengths and weaknesses.  Our teachers in charge of designing the curricula also work with other teachers to prepare or update such course curricula, and revise the curricula based on feedback from the classroom.  To ensure our education quality can be upheld across our schools, we have dedicated a team of senior teaching staff to designing curricula for the programs implemented in our schools and to keep our teaching materials updated with reference to the latest educational trends.

Marketing

We historically market our schools primarily to students from families that purchased residential units developed by Country Garden.  We distribute marketing brochures and offer site tours of our school to prospective home buyers visiting the sales centers for residential properties developed by Country Garden.  Our relationship with Country Garden is synergistic because our schools enable Country Garden to meet the requisite local governmental requirements or market needs for schools in its residential communities and we may offer preferential student placements and tuition discounts as an incentive to prospective home buyers.  We believe that the availability of and convenient access to quality education is a significant factor that drives home buying decisions.

As we have gradually forged a reputation for quality education through a proven track record of success over the years, we began to attract students from families other than Country Garden’s homeowners.  We have also implemented a variety of marketing methods to enhance the brand recognition of our schools.  By doing so, we intend to continue creating and implementing a standard corporate identity across all our schools.  We take measures to increase word-of-mouth referrals which have been instrumental to attracting new students and building our brand. We have also strengthened our marketing strategy to drive student recruitment, and built up our marketing teams at both headquarters and regional levels to assist students recruitment, while allocating more marketing and promotional budgets for schools in the ramp-up stage.

•	Referrals. Word-of-mouth referrals by former and current students and their families have been a significant source of our student enrollment. Recommendations made by our alumni who matriculated into reputable overseas education institutions or excelled in Zhongkao or Gaokao provide convincing testimonials to prospective students.  We actively work with our alumni and current students to encourage them to recommend our programs to prospective students.

•

Promotional events.  From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff.  We also organize event-driven marketing campaigns such as seminars for our international schools so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international programs.  For example, in 2016, we participated in an educational event in the Beijing National Conference Center to promote and market our schools and in August 2017, we co-hosted the 2017 China Liberal Arts College Tour to introduce the U.S. top liberal arts colleges to our students and prospective students.

•

Media advertising.  We have entered into a strategic cooperation agreement with Nanfang Metropolis Daily, a newspaper of significant popularity in Guangdong province, where most of our schools are located.  We have arranged with Nanfang Metropolis Daily to publish a series of stories on our people, our education philosophy and our company to promote brand awareness.  We have also placed advertisements on searching engines and internet portals in China.

Competition

The education service market in China is rapidly evolving, highly fragmented and competitive.  In Guangdong province, where a majority of our schools are located, we compete with a number of other private schools, including Nord Anglia schools and Maple Leaf schools.  We believe we can compete effectively because we have a track record of delivering quality education primarily to local Chinese students, while certain other market players primarily serve students from expatriate families.  We may also compete with local private international and bilingual schools in each region we have a presence.  We believe we are well-positioned to replicate our success and compete effectively based on the following factors:

•	scalable business model;
•	operating knowledge;
•	reputation and brand recognition;
•	teaching quality;
•	ability to recruit and retain students;
•	ability to recruit and retain principals and teaching staff;
•	relationship with local education authorities, international program accreditors and overseas colleges and universities; and
•	relationship with other key stakeholders, such as real estate developers.

Properties and Facilities

All of our properties are located in China.  We currently occupy a total combined gross floor area of more than 1.1 million square meters of facilities developed by Country Garden.  By utilizing the properties developed by Country Garden, we avoid significant capital expenditures in connection with land procurement and facilities construction.  We may also provide preferential student placements and tuition discounts to homeowners of the Country Garden properties.  We are in the process of entering into school operation agreements to document our arrangements with Country Garden for the newly established schools.  In recognition of our synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

We also lease a total site area of approximately 172,633 square meters of land from a third party for Guangdong Country Garden School.  This lease expires in 2063, and we pay annual rental charges, which are adjusted for annual changes in the cost of living index.  The lessor may terminate the lease only for our material breach of contract.  See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We have certain property defects relating to our lease of the land occupied by Guangdong Country Garden School, which may adversely affect our operations.”

Intellectual Property

We have obtained a license to use certain trademarks, including “Country Garden,” from Country Garden free of charge for a term expiring in 2020 and plan to obtain a renewal thereafter.  We have applied for or registered trademarks relating to our logos and names, including “Bright Scholar” and “Bo Shi Le” in China.  As of August 31, 2017, we had registered three trademarks including “élan,” with the PRC Trademark Office and major domain names used for our operation with the China Internet Network Information Center, including www.brightscholar.com, www.bgyedu.cn and www.bgyfhc.cn. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education services, in particular for our international program which requires foreign-language education materials.  We own copyrights to the course content we developed in-house.

Our trademarks and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our ability to compete in our target markets.  To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws.  We have confidentiality clauses in our employment agreements with our employees to protect our intellectual property rights, and also monitor any infringement or misappropriation of our intellectual property rights.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events.  We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our schools.  We also maintain insurance to cover our liability should any injuries occur at our schools.  In addition, we maintain property insurance for our vehicles.  We do not maintain business interruption insurance, product liability insurance or key-man life insurance.  See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We have limited insurance coverage with respect to our business and operations.”  We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the ordinary course of our business.  We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Information Industry, SAIC, the Ministry of Civil Affairs and their respective local offices.  The section summarizes the principal PRC regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment in Education

Foreign Investment Industries Guidance Catalog (2017)

Pursuant to the Foreign Investment Industries Guidance Catalog (Amended in 2015), or the Foreign Investment Catalog, which was amended and promulgated by National Development and Reform Commission, or the NDRC, and the MOFCOM on March 10, 2015 and became effective on April 10, 2015, kindergarten education, high school education and higher education are restricted industries for foreign investors, and foreign investments are only allowed to invest in kindergarten education, high school education and higher education in cooperative ways and the domestic party shall play a dominant role in the cooperation.  In addition, according to the Foreign Investment Catalog, foreign investors are prohibited from investing in compulsory education, i.e., primary school to middle school.

Sino-foreign cooperation in operating schools is specifically governed by the Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003 and became effective on September 1, 2003 and amended on July 18, 2013, the Law for Promoting Private Education of the PRC, and the Implementing Rules for the Regulations on Operating Sino-foreign Schools or the Implementing Rules, which were issued by the MOE on June 2, 2004 and became effective on July 1, 2004.

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education.  According to these opinions, the proportion of foreign capital in a PRC-foreign education institute shall be less than 50%.

The Foreign Investment Industries Guidance Catalog (2017 Revision), which was promulgated on June 28, 2017 and took effect on July 28, 2017 replacing the abovementioned Foreign Investment Industries Guidance Catalog (2015 Revision), contains the same types of industry categories.

As of the date of this annual report, our kindergartens and high schools fall within restricted industries for foreign investors, and our international schools and bilingual schools which cover compulsory education fall within prohibited industries for foreign investors.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the National People’s Congress of the PRC, or the NPC, enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009.  The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising kindergarten education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates.  The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other education institution.  Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions in accordance with PRC laws and regulations.  Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes.  On December 27, 2015, the Education Law was amended, which became effective on June 1, 2016.  The amended Education Law repudiates a specific paragraph of the old law, which prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes.  Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education of the PRC became effective on April 1, 2004.  Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds.  Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level.  A duly approved private school will be granted a Permit for

Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution.  Each of our schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA.

Under the above regulations, the operations of a private school are highly regulated.  For example, the types and amounts of fees charged by a private school providing academic qualifications education shall be approved by relevant government authorities and publicly disclosed, and a private school that provides non-academic qualifications education shall file its pricing information with the relevant government authorities and publicly discloses such information.

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.”  The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters.  For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority.  From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals.  The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing its sponsorship interests in the schools for economic gains.  However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies.  For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor.  The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations.  While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations.  Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council.  To date, however, no regulations have been promulgated by such authorities in this regard.

As of the date of this annual report, 24 of our schools are registered as private schools requiring reasonable returns, and the remaining 36 schools are private schools not requiring reasonable returns.

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and has come into force on September 1, 2017.

Under the Amendment, the term “reasonable return” is no longer used and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion, while before the Amendment, all private schools shall not be established for for-profit purposes.  Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education.  In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment comes into force.  The Amendment further establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes.

According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

•

sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

•

sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•

for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities.  The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•

private schools (for-profit and non-profit) may enjoy preferential tax treatments.  Non-profit private schools will be entitled to the same tax benefits as public schools.  Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced;

•

where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment.  Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;

•

the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools.  The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•

people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets.  The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry.  The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc.  Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc.  In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs.  The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools annual inspection.

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment.  Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process.  If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation.  Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

On September 1, 2017, SAIC and MOE jointly issued the Notice of Relevant Work on the Registration and Management of the Name of For-Profit Private Schools, which specifies the requirements on the names of for-profit private schools.

For a detailed discussion on how the Amendment and the above regulations will affect our schools, see “Item 3.  Key Information— D. Risk Factors— Risks Related to Our Business—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Besides the Amendment and the above regulations, the other details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations that are yet to be introduced:

•	the amendment to the Implementation Rules for the Law for Promoting Private Education of the PRC;
•	the local regulations relating to legal person registration of for-profit and non-profit private schools; and
•

the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

Regulations on compulsory education

According to the Law for Compulsory Education of the PRC, which was promulgated by the NPC on April 12, 1986 and was amended by the tenth Standing Committee of the NPC on June 29, 2006 and by the twelfth Standing Committee of the NPC on April 24, 2015, a nine-year system of compulsory education, including six years of primary school and three years of middle school, was adopted.

Further, the MOE issued the Reform Guideline on the Curriculum System of Compulsory Education (Trial) on June 8, 2001, which became effective on the same day, pursuant to which schools providing compulsory education shall follow a “state-local-school” three-tier curriculum system.  In other words, schools must follow the state curriculum standard for state courses, while the local education authorities have the power to determine the curriculum standard for other courses, and schools may also develop curriculum that are suitable for their specific needs provided that the state curriculum shall be completely maintained.

Regulations on the operation of high schools

The MOE has promulgated several regulations on the operation of high schools, which mainly concern the choice of textbooks, the curriculum system and the graduation exam system.

According to the Circular of the Central Office of the MOE on the Selection of the Trial Textbooks for the Curriculum of High Schools promulgated on April 26, 2005 and the Interim Measures for the Management of the Selection of the Primary and Middle School Textbooks promulgated and came into effect on September 30, 2014, the textbooks used by the primary and middle schools can only be selected from the catalog issued by the MOE; and the provincial education authority is in charge of textbook selection within its relevant administrative jurisdiction and has the power to approve the curriculum system applied in the primary and middle schools within the province.

Further, the MOE issued the Notice on Developing Trial Curriculum System in High Schools, the Guidance on Strengthening Instruction on Developing Trial Curriculum System in High Schools, the Notice on Propelling 2006 Trial Curriculum System in High Schools and the Notice on Propelling 2007 Trial Curriculum System in High Schools from 2003 through 2007, pursuant to which the MOE developed a new curriculum system in high schools nationwide, and the implementation of such curriculum system is carried on mainly by the provincial education authorities while the MOE mainly provides guidance to its local counterparts.  Under the guidelines of the MOE and subject to approval by the respective provincial education authorities, the high schools may adopt their own unique curriculum system.

Since we offer internationally-accredited courses to our students, primarily in our international schools, we may be deemed to offer insufficient government-mandated coursework to students enrolled in our international programs from grades one through nine.  Additionally, we did not obtain the required government approval for providing non-government-mandated coursework and the use of foreign textbooks in certain schools.  For a detailed description of the risk associated with these matters, see “Item 3.  Key Information— D. Risk Factors— Risks Related to Our Business—If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.”

Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers

On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, which prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers.  Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers.  For a detailed description of the risk associated with these matters, see “Item 3.  Key Information— D. Risk Factors— Risks Related to Our Business—We may be unable to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.”

PRC Laws and Regulations Relating to Trademark and Domain Name

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was revised on August 30, 2013 and with effect from May 1, 2014, registered trademarks refer to trademarks that have been approved and registered by the Trademark Office of the State Administration for Industry & Commerce, which include commodity trademarks, service trademarks, collective marks and certification marks.  The trademark registrant shall enjoy an exclusive right to use the trademark, which shall be protected by law.

Domain name

Pursuant to the Measures for the Administration of Internet Domain Names of China, which was promulgated by the Ministry of Industry and Information Technology of the PRC on November 5, 2004 and with effect from December 20, 2004, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service.  After completing the domain name registration, the registrant becomes the holder of the domain name registered by him/it.  Furthermore, the holder shall pay operation fees for registered domain names on time in accordance with the schedule set by the relevant domain name registrar.  If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar will cancel the domain name and notify the holder in writing.

PRC Laws and Regulations Relating to Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC.  These were promulgated by the State Council of the PRC on January 29, 1996 and with effect from April 1, 1996 and were amended on January 14, 1997 and August 5, 2008.  Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless the prior approval of the SAFE or its local counterparts is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may, without the approval of SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (such as board resolutions, tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions.  They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities.  In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with SAFE or its local counterparts and approval form or filling with the relevant PRC government authorities (if necessary).

According to the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, or Circular 37, which was promulgated on July 14, 2014 and with effect from the same day, before a domestic resident contributes its legally owned onshore or offshore assets and equity into a Special Purpose Vehicle, or SPV, the domestic resident shall be required to register with the local branch of SAFE for foreign exchange registration of overseas investments before contributing the domestic and overseas lawful assets or interests to a SPV, and to update such registration in the event of any change of basic information of the registered SPV or major change in the SPV’s capital, including increases and decreases of capital, share transfers, share swaps, mergers or divisions.  The SPV is defined as an “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and individual resident) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of investment and financing”; “Round Trip Investments” refer to “the direct investment activities carried out by a domestic resident directly or indirectly via an SPV, that is, establishing a foreign-invested enterprise or project within the PRC through a new entity, merger or acquisition and other ways, while obtaining ownership, control, operation and management and other rights and interests”.  In addition, according to the procedural guidelines as attached to the Circular 37, the principle of review has been changed to “the domestic individual resident is only required to register the SPV directly established or controlled (first level)”.

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or Circular 13, which was promulgated on February 13, 2015 and implemented June 1, 2015, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau, and the Circular 13 also simplifies some procedures relating to foreign exchange for direct investments.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which came into effect from June 1, 2015.  According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement.  The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise.  The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%.  The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously.  Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis.  Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC.  Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

As of the date of this annual report, all PRC residents known to us that currently have direct or indirect interests in our company have completed the necessary registrations, as required by Circular 37.  For a detailed description of the risk associated with the non-completion of such process, see “Item 3.  Key Information— D. Risk Factors —Risks Related to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE.  Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise.

According to the Provisional Regulations for the Proportion of Registered Capital to Total Amount of Investment of Joint Ventures Using Chinese and Foreign Investment issued by SAIC on February 17, 1987 and Decision on Amending the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 8, 2006, if the registered capital of a foreign-invested enterprise is less than US$2.1 million, its total investment amount may not exceed 1.4 times the registered capital; if the registered capital of a foreign-invested enterprise is more than US$2.1 million but less than US$5 million, its total investment amount may not exceed two times the registered capital; if the registered capital of a foreign-invested enterprise is more than US$5 million but less than US$12 million, its total investment amount may not exceed 2.5 times the registered capital; and if the registered capital of a foreign-invested enterprise is more than US$12 million, its total investment amount may not exceed three times the registered capital.

According to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013, the statutory limit on the amount of loans from an overseas shareholder to a foreign-invested enterprise is the difference between the total investment amount and the registered capital of the foreign-invested enterprise.

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by MOFCOM or its local counterpart has been obtained. In such approval and filing process of capital contributions, MOFCOM or its local counterpart examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Industries Guidance Catalog. See “—PRC Laws and Regulations Relating to Foreign Investment in Education—Foreign Investment industries Guidance Catalog (2017 Revision)”. The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from MOFCOM or its local counterpart, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with MOFCOM or its local counterpart.

On January 12, 2017, the People’s Bank of China promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing, or PBOC Circular 9. According to PBOC Circular 9, the People’s Bank of China establishes a cross-border financing regulation system and the legal entities and financial institutions established in PRC excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing, shall be limited to the upper limit of the risk-weighted balance of such entity.

The enterprise shall, after signing the cross-border financing contract, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period starting from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-border financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the

Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-border financing in foreign currency will be determined by the People’s Bank of China and SAFE.

On September 14, 2015, the National Development and Reform Commission promulgated Notice on Promoting the Administrative Reform of the Filing and Registration System for Enterprises’ Issuance of Foreign Debts, or NDRC Circular 2044. According to NDRC Circular 2044, an enterprise that plans to issue foreign debts shall apply to the National Development and Reform Commission in advance for filing, registration, and report issuance information to the National Development and Reform Commission within 10 business days after the completion of such issuance. The National Development and Reform Commission shall determine whether to accept the application within five business days from the date of receipt of the application, and issue the Certificate on the Filing and Registration of Foreign Debts Issued by Enterprises within seven business days from the date of accepting the application.

Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, currently has a total investment amount of RMB14 million (approximately US$2 million) and an initially subscribed registered capital RMB10 million (approximately US$1.5 million).  We may provide shareholder loans of up to the U.S. dollar equivalent of RMB4 million (approximately US$0.6 million) to Zhuhai Bright Scholar, which is the difference between its total investment amount and registered capital.  According to Interim Measures for the Administration of the Establishment and Modification of Foreign Invested Enterprises issued by MOFCOM on October 8, 2016, the increase of total investment amount and registered capital of a foreign-invested enterprise must be registered with local MOFCOM offices, which is an administrative procedure that may take up to several months in local practice.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (2) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise.  According to Article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is related to or connected with it/him/her, approval from the MOFCOM is required.

For a detailed description of the risk associated with the M&A Rules, see “Item 3.  Key Information— D. Risk Factors —Risks Related to Doing Business in China—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.”

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report

(1)

Ms. Meirong Yang, Ms. Huiyan Yang, Mr. Junli He and public shareholders beneficially own 61.91%, 17.06%, 6.32% and 14.71% of total ordinary shares on an as-converted basis, representing 71.97%, 19.83%, 7.35% and 0.85% of the aggregate voting power, respectively.  See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

(2)

Ms. Meirong Yang and Ms. Huiyan Yang have entered into an acting-in-concert arrangement, pursuant to which they consult with each other before voting and deciding on material matters in relation to the management of our company.  Under such arrangement, if no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails.  See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

(3)

Following the effectiveness of the amended Law on the Promotion of Private Education, for-profit private learning centers are required to apply for operating permits. As a result, we ceased the transfer of the employees at our learning centers, as we foresee substantial uncertainties if we apply for such operating permits through the subsidiaries of Zhuhai Bright Scholar, a foreign-invested enterprise.  As of the date of this annual report, our learning centers continue to be owned and operated by subsidiaries of BGY Education Investment.

(4)

Under PRC law, entities and individuals who establish private schools are referred to as “sponsors” rather than “owners” or “shareholders.”  The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the right of a sponsor to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation.  Each of our schools we currently operate is sponsored by BGY Education Investment or a school sponsored by it as registered pursuant to applicable PRC laws and regulations.  For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Private Education in the PRC.”

The following table sets out the details of our subsidiaries, affiliated entity and schools/subsidiaries held by our affiliated entity that are significant to us.

Subsidiaries	Place of Incorporation	Ownership Interest
Impetus Investment Limited	Cayman Islands	100%
Time Education China Holdings Limited	Hong Kong	100%
Time Elan Education Technology Co., Ltd.	PRC	100%
Shenzhen Qianhai Bright Scholar Management Consulting Co., Ltd.	PRC	100%
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd.	PRC	100%
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	PRC	100%
Foshan Shunde Elan Education Training Co., Ltd.	PRC	100%
Shenzhen Elan Education Training Co., Ltd.	PRC	100%
Zhuhai Hengqin Kaidi Education Consulting Co., Ltd.	PRC	80%

Affiliated Entity	Place of Incorporation
BGY Education Investment Management Co., Ltd.	PRC

Schools/subsidiaries held by Affiliated Entity	Place of Incorporation
Guangdong Country Garden School	PRC
Huanan Country Garden School	PRC
Huanan Country Garden Bilingual Kindergarten	PRC
Phoenix City Country Garden Kindergarten	PRC
Phoenix City Bilingual School	PRC
Licheng Country Garden Bilingual Kindergarten	PRC
Country Garden Venice Bilingual School	PRC
Nansha Country Garden Bilingual Kindergarten	PRC
Phoenix City Bilingual Kindergarten	PRC
Wuyi Country Garden Bilingual School	PRC
Shawan Country Garden Kindergarten	PRC
Heshan Country Garden Kindergarten	PRC
Heshan Country Garden School	PRC
Country Garden Venice Kindergarten	PRC
Wuhan Country Garden Kindergarten	PRC
Wuhan Country Garden School	PRC
Huanan Country Garden Cuiyun Mountain Kindergarten	PRC
Zengcheng Country Garden Kindergarten	PRC
Zengcheng Country Garden School	PRC
Fengxin Country Garden Kindergarten	PRC
Phoenix City Fengyan Kindergarten	PRC
Country Garden Huacheng School	PRC
Xiju Country Garden Kindergarten	PRC
Dalang Country Garden Kindergarten	PRC
Huadu Holiday Peninsula Kindergarten	PRC
Jurong Country Garden School	PRC
Maoming Country Garden Kindergarten	PRC
Country Garden Silver Beach Kindergarten	PRC

Schools/subsidiaries held by Affiliated Entity	Place of Incorporation
Haoting Country Garden Kindergarten	PRC
Huiyang Country Garden Kindergarten	PRC
Ningxiang Country Garden School	PRC
Country Garden Huacheng Kindergarten	PRC
Lanzhou Country Garden School	PRC
Guangdong Country Garden Kindergarten*	PRC
Huaxi Country Garden International Kindergarten	PRC
Jurong Country Garden Kindergarten*	PRC
Lanzhou Country Garden Kindergarten*	PRC
Taishan Country Garden Kindergarten*	PRC
Wuyi Country Garden Bilingual Kindergarten*	PRC
Huaxi Country Garden International School	PRC
Ningxiang Country Garden Kindergarten	PRC
Ningxiang Country Garden Foreign Language Training School**	PRC
Country Garden Experimental School	PRC
Country Garden Silver Beach School	PRC
Danyang Country Garden Kindergarten	PRC
Gaoming Country Garden Kindergarten	PRC
Huidong Silver Beach Education Consulting Co., Ltd.	PRC
Laian Country Garden Foreign Language School	PRC
Laian Country Garden Kindergarten	PRC
Qingyuan Country Garden Bilingual Kindergarten	PRC
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	PRC
Taishan Country Garden School	PRC
Enping Country Garden Kindergarten	PRC
Chuzhou Country Garden Kindergarten	PRC
Kaiping Country Garden Jade Bay Kindergarten	PRC
Huaian Country Garden Tianshan Bilingual Kindergarten	PRC
Shenghua Country Garden Kindergarten	PRC
Chuzhou Country Garden Foreign Language School	PRC
Shaoguan Country Garden Foreign Language School	PRC
Kaiping Country Garden School	PRC
Huaian Country Garden Tianshan Bilingual School	PRC
Shenghua Country Garden Bilingual School	PRC
Foshan Elan Educational Technology Co., Ltd	PRC
Shanghai Elan Culture Communication Co.,Ltd.	PRC
Shenzhen Time Elan Technology Co., Ltd.	PRC
Time Elan Education Technology (Beijing) Co., Ltd.	PRC
Guangdong Xingjian Education Co., Ltd.	PRC
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	PRC
Shanghai Elan Education and Training Co., Ltd.	PRC
Huaian City Bright Scholar Tianshan Culture Education Investment Management Co., Ltd. ***	PRC
Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. ***	PRC

*	Operate as departments of certain of our schools, not separate legal entities under PRC law.
**	Ningxiang Country Garden School currently operates its high school programs through Ningxiang Company Garden Foreign Language Training School.
***

30% of the equity interests of Huaian City Bright Scholar Tianshan Culture Education Investment Management Co., Ltd. and Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. are held by third parties.

Our Contractual Arrangements

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a wholly foreign-owned enterprise and currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in our schools.

Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) our affiliated entities, including BGY Education Investment and the schools it owns and operates, and (2) the shareholders of BGY Education Investment, i.e., Ms. Meirong Yang and Mr. Wenjie Yang, which enable us to:

•	exercise effective control over our affiliated entities;
•	receive substantially all of the economic benefits of our affiliated entities in consideration for the services provided by us; and
•	have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law.

The following is a summary of the material provisions of these contractual arrangements with our affiliated entities and the shareholders of BGY Education Investment. We may not amend or terminate these agreements unless authorized by a majority vote of our board of directors.

Call Option Agreement . Pursuant to the call option agreement between Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment, entered into in January 2017, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably granted Zhuhai Bright Scholar or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interest in BGY Education Investment at nil consideration or the lowest consideration permitted by PRC laws and regulations under the circumstances where Zhuhai Bright Scholar or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of BGY Education Investment or where we otherwise deem it necessary or appropriate to exercise the option. Zhuhai Bright Scholar has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of BGY Education Investment’s assets or equity interests. Without obtaining Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not enter into any material contracts, incur any indebtedness, or alter the business scope of BGY Education Investment. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the education services business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Power of Attorney. In January 2017, Ms. Meirong Yang and Mr. Wenjie Yang each executed irrevocable powers of attorney, appointing Zhuhai Bright Scholar, or any person designated by Zhuhai Bright Scholar, as his/her attorney-in-fact to (1) call and attend shareholders meeting of BGY Education Investment and execute relevant shareholders resolutions, (2) exercise on his/her behalf all his/her rights as a shareholder of BGY Education Investment, including those rights under PRC laws and regulations and the articles of association of BGY Education Investment, such as voting, appointing, replacing or removing directors, (3) submit all documents as required by government authorities on behalf of BGY Education Investment, (4) assign Ms. Meirong Yang’s and Mr. Wenjie Yang’s shareholding rights to Zhuhai Bright Scholar, including the rights to receive dividends, dispose of equity interest and enjoy the rights and interests during and after liquidation, (5) review the resolutions, books and accounts of BGY Education Investment, and (6) exercise any other rights and benefits associated with shareholding that Ms. Meirong Yang or Mr. Wenjie Yang receive from BGY Education Investment.

Exclusive Management Services and Business Cooperation Agreement . Pursuant to the exclusive management services and business cooperation agreement among Zhuhai Bright Scholar, each of our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of BGY Education Investment, entered into in January 2017, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to our affiliated entities. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of Zhuhai Bright Scholar, none of our affiliated entities may accept such services from any third party. Zhuhai Bright Scholar owns the exclusive intellectual property rights created as a result of the performance of this agreement. Our affiliated entities agree to pay Zhuhai Bright Scholar service fees in an amount solely decided by Zhuhai Bright Scholar, but not to exceed the paying school’s total revenue deducted by costs, taxes, mandatory reserve fund and other expenses. At the sole discretion of Zhuhai Bright Scholar, the calculation of the service fees should be determined based on the complexity of the services provided, the time and resources committed by Zhuhai Bright Scholar, the commercial value of the services, the market reference price and the operating condition of the paying school. As part of the exclusive management services and business cooperation agreement, Ms. Meirong Yang, Mr. Wenjie Yang and our affiliated entities agree that they will not take any action, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of our affiliated entities, or disposing of their equity interests in our affiliated entities, without the written consent of Zhuhai Bright Scholar. The exclusive management services and business cooperation agreement may not be terminated by Ms. Meirong Yang, Mr. Wenjie Yang or any of our affiliated entities without the written consent of Zhuhai Bright Scholar.

Unless terminated, the agreement shall remain in full force and effect during the term of operations of Zhuhai Bright Scholar and our affiliated entities.

Equity Pledge Agreement. Pursuant to the equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang, Mr. Wenjie Yang, BGY Education Investment entered into in January 2017, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably pledged all of their respective equity interests in BGY Education Investment to Zhuhai Bright Scholar to guarantee performance of the obligations of our affiliated entities under the call option agreements, power of attorneys and exclusive management services and business cooperation agreements, each as described above. Ms. Meirong Yang and Mr. Wenjie Yang each agreed that without prior written consent of Zhuhai Bright Scholar, they shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Unless terminated, the equity pledge agreement remains in full force and effect until all of the obligations of Ms. Meirong Yang, Mr. Wenjie Yang and our affiliated entities under the agreements described above have been duly performed and related payments are duly paid. The pledge of equity interests in BGY Education Investment has been duly registered with the local branch of SAIC and is effective upon such registration.

D.	Property, plants and equipment

See “Item 4. B. Business Overview — Properties and Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our combined and consolidated financial statements and their related notes included in this annual report.  This report contains forward-looking statements.  See “Item 5. Operating and Financial Review and Prospects — G. Safe Harbor on Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report.  We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We operate three types of educational facilities: international schools, bilingual schools and kindergartens.  We offer a broad range of internationally-accredited curricula at our international schools.  We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas.  For a list of our schools and their locations, see “Item 4. Information on the Company — C. Organizational Structure.”  In the 2017 school year, an average of 29,747 students were enrolled in our schools.  We have experienced significant growth in our business. In the 2017 fiscal year, our revenue increased to RMB1,328.4 million (US$201.6 million) from RMB745.9 million in the 2015 fiscal year, representing an increase of 78.1%.  We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability.  We had net income of RMB2.9 million and RMB 191.8 million (US$29.1 million) in the 2016 and 2017 fiscal years, respectively, compared to net loss of RMB39.9 million in the 2015 fiscal year.  We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations.  Our adjusted net income was RMB98.0 million and RMB191.8 million (US$29.1 million) in the 2016 and 2017 fiscal years, respectively. The 2016 fiscal year was the only fiscal year where we incurred share-based compensation expenses.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting China’s private K-12 education industry and company-specific factors, including the following:

Demand for international and bilingual private K-12 education in China

We have benefited from the increasing demand for international and bilingual private K-12 education in China.  Such demand is primarily driven by the increasing number of Chinese students who seek quality education and aspire to study abroad, which is in turn driven by an increasing number of affluent families in China, the rising recognition of the quality of higher education overseas, the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects, and various economic and political factors.  Material changes to these factors will affect our operation results.

Our student enrollment and mix

Our revenue primarily consists of tuition and fees from students enrolled at our schools.  The level of students enrolled at our schools directly affects our revenue and profitability.  The following table sets forth the average number of students enrolled at our schools for the school years indicated.

	2015 school year		2016 school year		2017 school year
	Number	% of total	Number	% of total	Number	% of total
International schools	4,292	20.4%	5,443	21.1%	6,283	21.1%
Bilingual schools	9,512	45.1%	11,441	44.2%	13,189	44.4%
Kindergartens	7,280	34.5%	8,979	34.7%	10,275	34.5%
Total	21,084	100.0%	25,862	100.0%	29,747	100.0%

Our total student enrollment increased from an average of 21,084 students for the 2015 school year, to an average of 25,862 students for the 2016 school year and further to an average of 29,747 students for the 2017 school year.  Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, as well as the population density in Country Garden’s residential properties, which have served as a major source of students for our schools.  An increase in the student contribution of our international schools also enhances our ability to increase revenue, because our international schools generally charge tuition and fees substantially higher than our bilingual schools and kindergartens do.

Student enrollment is also affected by the number and capacity of our schools.  The following table sets forth the number and capacity of schools as of the dates indicated.

	As of September 1,
	2015		2016		2017
	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity
International schools	5	12,788	6	15,260	6	15,260
Bilingual schools	11	16,665	11	17,436	16	25,530
Kindergartens (1)	33	14,955	34	15,395	38	17,077
Total	49	44,408	51	48,091	60	57,867

(1)	Number of schools and student capacity as of September 1, 2015 includes that for Zhenjiang Country Garden Foreign Language Kindergarten, which was formally launched on November 1, 2015.

We expanded our school network from 49 schools as of September 1, 2015 to 60 schools as of the date of this annual report, with our total student capacity increasing from 44,408 students as of September 1, 2015 to 57,867 students as of September 1, 2017.  As utilization rates are generally higher for schools that have been in operation for a longer period of time, the unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment.  The utilization rate, defined as the average of monthly student enrollment at a school for a period divided by the school capacity as of the start of such period, at our schools that had five or more years of operating history as of September 1, 2017 remained at high levels of 87.2%, 94.8% and 92.8% on average for the 2015, 2016 and 2017 school year, respectively.  The average utilization rate for schools that had less than five years of operating history as of September 1, 2017 decreased from 32.6% for the 2015 school year to 31.3% for the 2016 school year and increased to 33.2% for the 2017 school year.  In particular, the average utilization rate for our schools that opened on or after September 1, 2014 was 16.3% in their first year of operation, 29.7% in their second year of operation and 46.8% in their third year of operation, demonstrating our ability to effectively ramp up individual new schools.

Our revenue generated from complementary education services was driven by the number of students enrolled in our complementary education services.

Our tuition and fees

Our results of operations are affected by the level of the tuition and fees we charge our students.  We charge tuition and fees based on the type of school that the student is enrolled at, the location of the school and, in certain cases, the student’s grade level.  We generally seek to gradually increase our tuition and fee level without compromising our student enrollment.  The tuition and fees we charge are subject to approval by the competent government pricing authorities.  The government pricing authorities, at both the provincial and local levels, have broad powers to regulate the private education industry in China including the tuition, room and board fees and other fees charged by schools.  The following table sets forth the average tuition and fees of our schools for the school years indicated.

	2015 school year	2016 school year	2017 school year
	RMB	RMB	RMB
International schools	71,273	77,744	80,478
Bilingual schools	25,796	28,729	31,346
Kindergartens	26,279	28,067	30,364
Average	35,220	38,814	41,384

For the 2015, 2016 and 2017 school years, our average tuition and fees across all of our schools were RMB35,220, RMB38,814 and RMB41,384, respectively.  Our tuition and fees charged for international schools are higher than that for our bilingual schools and kindergartens, which reflects the additional education and operating resources we provide and the premium that parents are willing to pay for international education.  For the 2017 school year, we charged average tuition and fees of RMB80,478 per student for international schools, RMB31,346 per student for bilingual schools and RMB30,364 per student for kindergartens.

The tuition and fees we charge are also affected by the ramp-up stage of our schools.  For our new schools in the initial ramp-up period, which are typically located at or in the vicinity of recently-completed properties of Country Garden, a related party, we may strategically price our tuition and fees to encourage student enrollment.  We have greater leverage over the pricing of tuition and fees for our more established schools, such as Guangdong Country Garden School and Phoenix City Bilingual School.

We have more discretion in determining the tuition levels for our complementary education services.  We generally raise the tuition for our complementary education services based on factors including the demand for our services, the costs of offering our services, and the tuition and fees charged by our competitors.

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability.  The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed.  Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability.  The ratio of the number of our students to the number of our teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins.  Our student-to-teacher ratio in the 2017 school years was 9.4, which was generally lower than that seen amongst our industry peers for the same periods and represents potential for us to increase this ratio in the future.  Our operating margin was (9.5%) in the 2015 fiscal year, and turned profitable to 1.8% in the 2016 fiscal year and further to 16.2% in the 2017 fiscal year.  The improvement in our operating margin reflects higher productivity of our staff and our implementation of additional cost control measures.  The average number of our staff was 4,698, 5,716 and 6,228 in the 2015, 2016 and 2017 fiscal years, respectively, and our total staff costs as a percentage of revenue were 72.2%, 61.2% and 57.3% during the same periods, respectively.

We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability through management centralization of certain operational aspects, those schools in our network with longer operating history have seen significant improvement in operating margin over time.  Schools in our school network that have been in operation for five or more years as of September 1, 2017 had, as a group, significantly improved their operating margin, calculated as the total operating profit of the concerned schools divided by total revenue of such schools, from (4.5%) in the 2015 fiscal year to 26.2% in the 2017 fiscal year.

Our newly-established schools have been able to grow rapidly during the ramp-up period following their establishment, as their brand value grows, student enrollment increases and capacity utilization improves.  This has resulted in greater operating leverage and increasing profitability at these schools as well.  Schools in our network that have been in operation for less than five years as of September 1, 2017 had, as a group, significantly narrowed their operating margin, calculated as the total operating profit of the concerned schools divided by the total revenue of such schools, from (45.2%) in the 2015 fiscal year to 8.7% in the 2017 fiscal year. In addition, five out of the six international schools we operate have less than five years of operating history.  The relatively higher fixed and variable costs and expenses for our international schools and the number of international schools at the ramp-up stage have affected the gross margin of our international schools segment historically. In the 2017 fiscal year, gross margin for our international schools segment was 28.8%, compared to 36.6% and 42.7% for bilingual schools and kindergartens, respectively.

Substantially all of our schools in operation are located within or in the vicinity of Country Garden’s residential communities.  We did not pay fees for the facilities occupied by a majority of our existing schools.  Going forward, for new schools launched in collaboration with Country Garden, we may pay fees to Country Garden for operating schools on their land and facilities, which may affect our profitability as we further expand our school network.

Our ability to expand our school network cost-efficiently

We operate a highly scalable model by leveraging our strong strategic relationship with Country Garden.  All of our existing schools are located within or in the vicinity of Country Garden’s residential communities.  Country Garden is generally responsible for land procurement and facilities construction, and we are responsible for the school operation.  Our ability to maintain the collaboration with Country Garden or with other third parties in a similar manner will determine the speed and efficiency with which we expand our school network.  In the case where we pursue a strategy to procure and build our schools independent of Country Garden and other third parties, our ability to efficiently procure land, construct school facilities and ramp up the school operation will impact our ability to expand our school network.

Strategic investments and acquisitions

We have expanded our business operations through organic growth and strategic investments into and acquisitions of complementary businesses. We acquired élan, an English proficiency training business, in January 2016 and entered into an agreement to acquire a minority interest in Can-achieve, a test preparation and college counselling business, in July 2017. We plan to continue to make strategic investments into and acquisitions of schools and complementary businesses to better serve our students and drive our future growth.  Our overall financial condition and profitability could be affected by the different levels of profitability of our acquisition targets.

Seasonality

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues.  Our students and their parents typically pay the tuition and fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester.  We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year.  We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester.  As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Critical Accounting Policies

We prepare our combined and consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level.  In addition, the PRC government regulates the provision of education services through strict licensing requirements.  As Bright Scholar Holdings is deemed a foreign legal person under PRC laws, subsidiaries owned by us are ineligible to engage in provisions of education services in China.  Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, our wholly owned PRC subsidiary, (2) our affiliated entities, including BGY Education Investment and the schools controlled and held by it, and (3) the shareholders of BGY Education Investment.

We believe we have the power to control BGY Education Investment.  Specifically, we believe that the terms of the exclusive call option agreement are currently exercisable and legally enforceable under PRC laws and regulations.  We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreement.  To exercise our rights under the exclusive call option agreement does not require the consent of BGY Education Investment.  Therefore, we believe this gives us the power to direct the activities that most significantly impact the economic performance of our affiliated entities.  We believe that our ability to exercise effective control, together with the exclusive management services and business cooperation agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from our affiliated entities in consideration for the services provided by our subsidiaries in China.  Accordingly, as the primary beneficiary of the affiliated entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our unaudited condensed combined and consolidated financial statements.

As advised by our PRC legal counsel, our corporate structure in China complies with all existing PRC laws and regulations.  However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations.  PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Fair value of our combined entities and Impetus

Prior to our initial public offering, we were a private company with no quoted market price for our combined entities and Impetus. We therefore need to make estimates of the fair value for business acquisition of Impetus at the date when control of Impetus was obtained by our combined entities.

The following table sets forth the fair value of combined entities and Impetus estimated on January 27, 2016 with the assistance from an independent valuation firm:

Our combined entities

Date	Equity Value	DLOM	Discount Rate	Type of Valuation	Purpose of Valuation
	(RMB thousands)
January 27, 2016	2,025,000	20%	17.5%	Retrospective	Fair value of combined entities as at the date of acquisition;

The major assumptions used in the discount cash flow model are as follows.

Our combined entities
Revenue growth rate	3% to 27%
Weighted average cost of capital	17.5%
Terminal growth rate	3%

Impetus

Date	Equity Value	Discount Rate	Type of Valuation	Purpose of Valuation
	(RMB thousands)
January 27, 2016	108,982	18%	Retrospective	Fair value of Impetus as at the date of acquisitions;

The major assumptions used in the discount cash flow model are as follows.

Impetus
Revenue growth rate	3% to 269%
Weighted average cost of capital	18%
Terminal growth rate	3%

We adopted the income approach, in particular, the discounted cash flow method, to analyze the indicative value of all equity interests in us.

The determination of the fair value of our combined entities and Impetus requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our equity interests of our combined entities and Impetus and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of our combined entities and Impetus include:

Discount rates .    The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies .    In deriving the weighted average cost of capital used as the discount rates under the income approach, five publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected whose business natures are similar to us.

Discount for lack of marketability, or DLOM .    DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an initial public offering) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of our combined entities and Impetus.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in industry trends market conditions for private education from current forecasts. These assumptions are inherently uncertain.

Impairment of long-lived assets

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable.  We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it.  Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated.  Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.  Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows.  The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated.  These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the 2015, 2016 and 2017 fiscal years.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired.  Intangible assets with finite lives are amortized over their estimated useful lives.  The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

Goodwill is tested for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise.  In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If it is not, no further analysis is required.  If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill.  The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows.  The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions.  When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows.  In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary.  However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).  If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired.  However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the results of annual goodwill impairment tests, as of testing date, no impairment indicators were noted for all the periods presented.

Acquired intangible assets other than goodwill consist of trademarks and brand and core curriculum are carried at cost, less accumulated amortization and impairment.  The amortization periods by major intangible asset classes are as follows:

Trademarks and brand	10 years
Core curriculum	10 years

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of returns, discounts, and sales related tax. The primary sources of our revenues are as follows:

Educational programs and services

Service income includes tuition fees and boarding fees from our international schools and bilingual schools and tuition fees from our kindergartens.

Tuition and boarding fees received are generally paid in advance prior to the beginning of each semester, and are initially recorded as deferred revenue. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears later. Tuition and boarding fees are recognized proportionately over the relevant period of the applicable program. The portion of tuition and boarding payments received from students but not earned is recorded deferred revenue and is reflected as a current liability as such amounts represent revenue that we expect to earn within one year. The academic year of our schools is generally from September to January of the following year and from March to July.

Educational materials

Revenue attributable to educational materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students.

Training course and program fees

Revenue derived from providing language training and other programs is recognized proportionally as we deliver these services over the period of the course.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets for amounts more likely than not to be realized.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

We record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. We accrue interest and penalties related to unrecognized tax benefits in other liabilities and recognizes the related expense in income tax expense.

Employee benefits

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, we participate in defined contribution retirement schemes organized by the relevant local government authorities for its eligible employees whereby we are required to make contributions to such schemes at certain percentages of the deemed salary rate announced annually by the local government authorities.

We provide housing subsidies benefit for certain employees of Guangdong Country Garden School.  We estimate the expenses and related costs on the basis of the probability of the eligibility of Guangdong Country Garden School’s employees, the average tenure and reasonable discount rates.

We have no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB,  issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating the impact of the standard on our combined and consolidated financial statements.

In July 2015, FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (ASU 2015-11). Topic 330 currently requires an entity to measure inventory at the lower of cost or market, with market value represented by replacement cost, net realizable value or net realizable value less a normal profit margin. ASU 2015-11 requires an entity to measure inventory at the lower of cost or net realizable value. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The amendments in the ASU should be applied prospectively with early application permitted as of the beginning of an interim or annual reporting period. We have early adopted the amendments during the 2016 fiscal year.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. We are in the process of evaluating the impact of the standard on our combined and consolidated financial statements.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). We are in the process of assessing the impact of this ASU on our combined and consolidated financial statements.

In August 2016, FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made After a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. We are in the process of evaluating the impact of this ASU to our combined and consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740)". Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. This guidance will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not anticipate that the adoption of ASU 2016-16 will have a material impact on our combined and consolidated financial statements.

In October 2016, FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of the standard on our combined and consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. We early adopted the amendments for the 2016 fiscal year, and each of the prior periods presented were retrospectively adjusted. As of August 31, 2016 and 2017, restricted cash of RMB6.4 million and RMB13.7 million, is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

In January 2017, FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. We are in the process of evaluating the impact of the Update on our combined and consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for us for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. We are in the process of assessing the impact on its combined and consolidated financial statements from the adoption of the new guidance.

In February, 2017, FASB issued a new pronouncement, ASU 2017-05, “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets”, which clarifies the scope of the board’s guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The ASU conforms the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue standard (ASC 606, as amended). The ASU clarifies that ASC 610-20 applies to the derecognition of all nonfinancial assets and in-substance nonfinancial assets. While the guidance in ASC 360-20 contained references to in-substance assets (e.g., in-substance real estate), it would not have applied to transactions outside of real estate. The FASB therefore added the definition of an in-substance nonfinancial asset to the ASC master glossary. Further, the ASU amends the industry-specific guidance in ASC 970-323 to align it with the requirements in ASC 606 and ASC 610-20. It also eliminates ASC 360-20 as well as the initial-measurement guidance on nonmonetary transactions in ASC 845-10-30 to simplify the accounting for partial sales (i.e., entities would use the same guidance to account for similar transactions) and to remove inconsistencies between ASC 610-20 and the noncash consideration guidance in the new revenue standard. As a result of these changes, any transfer of a nonfinancial asset in exchange for the non-controlling ownership interest in another entity (including a non-controlling ownership interest in a joint venture or other equity method investment) should be accounted for in accordance with ASC 610-20. The effective date of the new guidance is aligned with the requirements in the new revenue standard, which is effective for public entities for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. If the entity decides to early adopt the ASU’s guidance, it must also early adopt ASC 606 (and vice versa). We are in the process of assessing the impact on its combined and consolidated financial statements from the adoption of the new guidance.

In March, 2017, FASB issued a new pronouncement, ASU 2017-08, “Premium Amortization on Purchased Callable Debt Securities”, which is intended to enhance “the accounting for the amortization of premiums for purchased callable debt securities.” Specifically, the ASU shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring that the premium be amortized to the earliest call date. The ASU is being issued in response to concerns from stakeholders that “current GAAP excludes certain callable debt securities from consideration of early repayment of principal even if the holder is certain that the call will be exercised.” The ASU’s amendments are effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted. We are in the process of assessing the impact on our combined and consolidated financial statements from the adoption of the new guidance.

Key Components of Results of Operations

Revenue

We derive our revenue from four operating segments, including international schools, bilingual schools, kindergartens and complementary education services.  Our revenue increased during the 2015, 2016 and 2017 fiscal years primarily due to increases in the average tuition and fees and the increased number of student enrollment, which is the result of the expansion of our school network and increasing utilization of existing schools.

The following tables compare revenue generated from our schools and complementary education services and as a percentage of total revenue for the periods indicated.

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
International schools	305,904	423,122	505,595	76,736
Tuition revenue (1)	274,407	375,895	436,612	66,266
Others (2)	31,497	47,227	68,983	10,470
Bilingual schools	245,359	328,678	413,404	62,743
Tuition revenue (1)	173,827	235,935	300,934	45,674
Others (2)	71,532	92,743	112,470	17,069
Kindergartens	191,318	252,013	312,008	47,354
Tuition revenue (1)	165,059	216,425	269,962	40,973
Others (2)	26,259	35,588	42,046	6,381
Complementary education services	3,269	36,516	97,360	14,777
Tuition revenue (3)	—	25,697	71,267	10,816
Others (4)	3,269	10,819	26,093	3,961
Total	745,850	1,040,329	1,328,367	201,610

	Year Ended August 31,
	2015	2016	2017
	%	%	%
	(in thousands)
International schools	41.0%	40.7%	38.1%
Tuition revenue (1)	36.8%	36.1%	32.9%
Others (2)	4.2%	4.5%	5.2%
Bilingual schools	32.9%	31.6%	31.1%
Tuition revenue (1)	23.3%	22.7%	22.6%
Others (2)	9.6%	8.9%	8.5%
Kindergartens	25.7%	24.2%	23.5%
Tuition revenue (1)	22.1%	20.8%	20.3%
Others (2)	3.5%	3.4%	3.2%
Complementary education services	0.4%	3.5%	7.3%
Tuition revenue (3)	—	2.5%	5.4%
Others (4)	0.4%	1.0%	1.9%
Total	100.0%	100.0%	100%

(1)	Includes tuition from K-12 education programs and income from sales of education materials.
(2)	Includes meal income, boarding income and others, net of sales tax.
(3)	Includes revenue from learning centers.
(4)	Includes income from overseas camps and extracurricular programs, net of sales tax.

We raised the average tuition and fees per student at a CAGR of approximately 8.4% from the 2015 fiscal year to the 2017 fiscal year.  We generally charge our students tuition and other fees prior to the beginning of each semester.  We also accept monthly payment for fees at certain kindergartens.  We offer a partial refund if a student withdraws during a semester and tuition discounts to certain of Country Garden’s homeowners, our employees and Country Garden’s employees.

The increase in revenues from our schools was primarily driven by the increased number of student enrollment and an increase in the average tuition and fees.  Revenue from our complementary education services increased significantly in the 2016 fiscal year primarily due to an increase in revenue of élan and, to a lesser extent, an increase in our revenue generated from camp programs.

Cost of revenue

Our cost of revenue primarily consists of staff costs, comprising primarily salaries and other benefits for teachers and educational staff, and other costs, comprising primarily expenses relating to room and board services, educational activities and utilities and maintenance of school facilities.

The following tables set forth the components of our cost of revenue by amount and as a percentage of total segment revenue for the periods indicated.

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
International schools	289,669	312,527	360,044	54,645
Staff costs	200,943	233,486	268,279	40,717
Others (1)	88,726	79,041	91,765	13,928
Bilingual schools	213,877	228,889	262,283	39,807
Staff costs	137,870	155,143	182,648	27,721
Others (1)	76,007	73,746	79,635	12,086
Kindergartens	150,759	168,157	178,758	27,131
Staff costs	103,679	118,943	136,049	20,649
Others (1)	47,080	49,214	42,709	6,482
Complementary education services	1,292	26,632	59,245	8,992
Staff costs	—	14,846	31,076	4,716
Others (1)	1,292	11,786	28,169	4,276
Total	655,597	736,205	860,330	130,575

	Year Ended August 31,
	2015	2016	2017
	%	%	%
	(in thousands)
International schools	94.7%	73.9%	71.2%
Staff costs	65.7%	55.2%	53.1%
Others (1)	29.0%	18.7%	18.1%
Bilingual schools	87.2%	69.6%	63.4%
Staff costs	56.2%	47.2%	44.2%
Others (1)	31.0%	22.4%	19.2%
Kindergartens	78.8%	66.7%	57.3%
Staff costs	54.2%	47.2%	43.6%
Others (1)	24.6%	19.5%	13.7%
Complementary education services	39.5%	72.9%	60.9%
Staff costs	—	40.7%	31.9%
Others (1)	39.5%	32.3%	29.0%
Total	87.9%	70.8%	64.8%

(1)	Includes primarily expenses relating to room and board services, depreciation and amortization and others.

Our cost of revenue increased from the 2015 fiscal year to the 2017 fiscal year primarily due to an increase in staff costs, resulting from an increase in the total number of our teachers and educational staff, and an increase in boarding expenses, which is in line with the increased number of our student enrollment and the expansion of our school network.

Our cost of revenue as a percentage of our total revenue decreased from 87.9% in the 2015 fiscal year to 70.8% in the 2016 fiscal year and further to 64.8% in the 2017 fiscal year, primarily due to (1) our improved operating efficiency, including from budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, and (2) the increase in our average tuition and fees.

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses.  Our selling, general and administrative expenses were RMB166.1 million, RMB290.1 million, and RMB262.0 million (US$39.8 million) in the 2015, 2016 and 2017 fiscal years, respectively, accounting for 22.3%, 27.9%, and 19.7% of our revenue for the same periods, respectively.  Excluding the share-based compensation in the 2016 fiscal year, our selling, general and administrative expenses would have been RMB195.1 million, accounting for 18.7% of our revenue in the 2016 fiscal year. Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue increased from 18.7% in the 2016 fiscal year to 19.7% in the 2017 fiscal year primarily due to benefits we paid to additional general and administrative  personal to support our growing business, as well as one-off expenses related to our initial public offering of RMB16.9 million incurred during the 2017 fiscal year.

Results of Operations

The following tables set forth a summary of our combined and consolidated results of operations by amount and as a percentage of total revenue for the periods indicated.  This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report.  The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Revenue	745,850	1,040,329	1,328,367	201,610
Cost of revenue	(655,597)	(736,205)	(860,330)	(130,575)
Gross profit	90,253	304,124	468,037	71,035
Selling, general and administrative expenses	(166,084)	(290,098)	(261,972)	(39,760)
Other operating income	5,249	4,283	8,874	1,347
Operating (loss)/income	(70,582)	18,309	214,939	32,622
Interest income, net	1,808	2,148	4,901	744
Investment income	—	805	13,718	2,082
Other expense	(455)	(457)	(779)	(118)
(Loss)/Income before income taxes	(69,229)	20,805	232,779	35,330
Income tax benefit/(expense)	29,317	(17,889)	(40,970)	(6,218)
Net (loss)/income	(39,912)	2,916	191,809	29,112
Net income attributable to non-controlling interests (1)	166	39,290	19,759	2,999
Net (loss)/income attributable to ordinary shareholders	(40,078)	(36,374)	172,050	26,113
Adjusted net (loss)/income (2)	(39,912)	97,986	191,809	29,112
Net (loss)/earnings per share attributable to ordinary shareholders (3)
Basic and diluted	(0.43)	(0.38)	1.64	0.25
Weighted average shares used in calculating net earnings (loss) per ordinary share (3)
Basic and diluted	92,590,000	96,983,360	104,839,041	104,839,041

(1)	Includes former shareholders that disposed of their minority investments in certain schools to us in the first quarter of the 2017 fiscal year.
(2)	Represents net income before share-based compensation expenses. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations—Non-GAAP measures” for details.
(3)	After giving effect to a share split effected on April 26, 2017, following which each of our authorized and issued ordinary shares was sub-divided into 10 ordinary shares.

Non-GAAP measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.  We define adjusted EBITDA as income from operations (which excludes interest income, income tax benefit and expense and depreciation and amortization expenses) excluding share-based compensation expenses and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses.  We incurred share-based compensation in the 2016 fiscal year only, which was associated with the acquisition of Mr. Junli He’s equity interests in Impetus in January 2016.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans.  Adjusted EBITDA and adjusted net income/(loss) enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation expenses, and without considering the impact of non-operating items such as interest income and income tax benefit and expenses.  We also believe that the use of the non-GAAP measure facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.  The non-GAAP financial measures have limitations as analytical tools.  One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations.  Interest income, income tax benefit and expenses, depreciation expenses and share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted EBITDA or adjusted net income/(loss).  Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating our performance.  We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted EBITDA and adjusted net income/(loss) for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net income/(loss) to EBITDA and adjusted EBITDA
Net income/(loss)	(39,912)	2,916	191,809	29,112
Less: interest income, net	1,808	2,148	4,901	744
Less: income tax benefit/(expense)	29,317	(17,889)	(40,970)	(6,218)
Add: depreciation and amortization expense	57,107	72,094	78,056	11,846
Add: share-based compensation expenses	—	95,070	—	—
Adjusted EBITDA	(13,930)	185,821	305,934	46,432

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net income/(loss) to adjusted net income/(loss):
Net income/(loss)	(39,912)	2,916	191,809	29,112
Add: share-based compensation expenses	—	95,070	—	—
Adjusted net income/(loss)	(39,912)	97,986	191,809	29,112

Segment information

The following tables set forth the net revenue, cost of revenue and gross profit of our four segments of business by amount and as a percentage of total segment revenue for the periods indicated:

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	745,850	1,040,329	1,328,367	201,610
International schools	305,904	423,122	505,595	76,736
Bilingual schools	245,359	328,678	413,404	62,743
Kindergartens	191,318	252,013	312,008	47,354
Complementary education services	3,269	36,516	97,360	14,777
Cost of revenue	(655,597)	(736,205)	(860,330)	(130,575)
International schools	(289,669)	(312,527)	(360,044)	(54,645)
Bilingual schools	(213,877)	(228,889)	(262,283)	(39,807)
Kindergartens	(150,759)	(168,157)	(178,758)	(27,131)
Complementary education services	(1,292)	(26,632)	(59,245)	(8,992)
Gross profit	90,253	304,124	468,037	71,035
International schools	16,235	110,595	145,551	22,091
Bilingual schools	31,482	99,789	151,121	22,936
Kindergartens	40,559	83,856	133,250	20,223
Complementary education services	1,977	9,884	38,115	5,785

	Year Ended August 31,
	2015	2016	2017
	%	%	%
	(as a percentage of segment revenue)
Revenue	100.0%	100.0%	100.0%
International schools	100.0%	100.0%	100.0%
Bilingual schools	100.0%	100.0%	100.0%
Kindergartens	100.0%	100.0%	100.0%
Complementary education services	100.0%	100.0%	100.0%
Cost of revenue	(87.9)%	(70.8)%	(64.8)%
International schools	(94.7)%	(73.9)%	(71.2)%
Bilingual schools	(87.2)%	(69.6)%	(63.4)%
Kindergartens	(78.8)%	(66.7)%	(57.3)%
Complementary education services	(39.5)%	(72.9)%	(60.9)%
Gross profit	12.1%	29.2%	35.2%
International schools	5.3%	26.1%	28.8%
Bilingual schools	12.8%	30.4%	36.6%
Kindergartens	21.2%	33.3%	42.7%
Complementary education services	60.5%	27.1%	39.1%

Year ended August 31, 2016 compared to year ended August 31, 2017

Revenue.  Our revenue increased by 27.7% from RMB1,040.3 million in the 2016 fiscal year to RMB1,328.3 million (US$201.6 million) in the 2017 fiscal year, primarily due to a 15.0% increase in the average total number of students from 25,862 to 29,747, and a 6.6% increase in the average tuition and fees from RMB38,814 to RMB41,384 during the same period.  Our revenue from complementary education services also increased significantly from RMB36.5 million in the 2016 fiscal year to RMB97.3 million (US$ 14.7 million) in the 2017 fiscal year, primarily due to an increase in the revenue of élan, and to a lesser extent, an increase in revenue from our camp programs.

•

International schools.  Our revenue from international schools increased by 19.5% from RMB423.1 million in the 2016 fiscal year to RMB505.6 million (US$76.7 million) in the 2017 fiscal year, primarily due to a 15.4% increase in the average number of students from 5,443 to 6,283, and a 3.5% increase in the average tuition and fees from RMB77,744 to RMB80,478 during the same period.

•

Bilingual schools.  Our revenue from bilingual schools increased by 25.8% from RMB328.7 million in the 2016 fiscal year to RMB413.4 million (US$61.2 million), primarily due to a 15.3% increase in the average number of students from 11,441 to 13,189, and a 9.1% increase in the average tuition and fees from RMB28,729 to RMB31,346 during the same period.

•

Kindergartens.  Our revenue from kindergartens increased by 23.8% from RMB252.0 million in the 2016 fiscal year to RMB312.0 million (US$47.4 million) in the 2017 fiscal year, primarily due to a 14.4% increase in the average number of students from 8,979 to 10,275, and a 8.2% increase in the average tuition and fees from RMB28,067 to RMB30,364 during the same period.

•

Complementary education services.  Our revenue from complementary education services increased significantly from RMB36.5 million in the 2016 fiscal year to RMB 97.3 million (US$ 14.7 million), primarily due to an increase in the revenue of élan, and to a lesser extent, an increase in revenue from our camp programs.

Cost of revenue.  Our cost of revenue increased by 16.9% from RMB736.2 million in the 2016 fiscal year to RMB860.3 million (US$130.6 million) in the 2017 fiscal year, primarily due to a RMB95.6 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools.  We opened one international school and two kindergartens in the 2017 fiscal year.  The average number of our teachers and instructors increased by 9.7% from 2,899 in the 2016 fiscal year to 3,180 in the 2017 fiscal year.

•

International schools.  Our cost of revenue incurred by international schools increased by 15.2% from RMB312.5 million in the 2016 fiscal year to RMB360.0 million (US$54.6 million) in the 2017 fiscal year, primarily due to a 14.9% increase in staff costs from RMB233.5 million to RMB268.3 million (US$40.7 million) as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools.  We opened one international school during the 2017 fiscal year.

•

Bilingual schools.  Our cost of revenue incurred by bilingual schools increased by 14.6% from RMB228.9 million in the 2016 fiscal year to RMB262.3 million (US$39.8 million) in the 2017 fiscal year, primarily due to a 17.7% increase in staff costs from RMB155.1 million to RMB182.6 million (US$27.7 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network.

•

Kindergartens.  Our cost of revenue incurred by kindergartens increased by 6.3% from RMB168.2 million in the 2016 fiscal year to RMB178.8 million (US$ 27.1 million) in the 2017 fiscal year, primarily due to a 14.4% increase in staff costs from RMB118.9 million to RMB136.0 million (US$20.6 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools.  We opened two kindergartens during the 2017 fiscal year.

•

Complementary education services.  Our cost of revenue incurred by complementary education services increased significantly from RMB26.6 million in the 2016 fiscal year to RMB59.2 million (US$9.0 million) in the 2017 fiscal year, primarily due to an increase in cost of revenue of élan.

Gross profit.  As a result of the foregoing, our gross profit increased significantly from RMB304.1 million in the 2016 fiscal year to RMB 468.0 million (US$71.0 million).  Our gross margin increased from 29.2% in the 2016 fiscal year to 35.2% in the 2017 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees.  Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, resulting in a moderate increase in the student to teacher ratio in our schools from 9.1 for the 2016 fiscal year to 9.4 for the 2017 fiscal year.

•

International schools.  For the reasons provided above, our gross profit for international schools increased significantly from RMB110.6 million in the 2016 fiscal year to RMB145.6 million (US$22.1 million) in the 2017 fiscal year, and our gross margin for international schools increased from 26.1% to 28.8% in the same respective periods.

•

Bilingual schools.  For the reasons provided above, our gross profit for bilingual schools increased significantly from RMB99.8 million in the 2016 fiscal year to RMB151.1 million (US$22.9 million) in the 2017 fiscal year, and our gross margin for bilingual schools increased from 30.4%  to 36.6% in the same respective periods.

•

Kindergartens.  For the reasons provided above, our gross profit for kindergartens increased significantly from RMB83.8 million in the 2016 fiscal year to RMB133.3 million (US$20.2 million) in the 2017 fiscal year, and from 33.3% to 42.7% in the same respective periods.

•

Complementary education services.  Our gross profit for complementary education services was RMB9.9 million in the 2016 fiscal year, and RMB38.1 million (US$5.8 million) in the 2017 fiscal year.  Our gross margin was 27.1% and 39.1% in the 2016 and 2017 fiscal year.

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by 9.7% from RMB290.1 million in the 2016 fiscal year to RMB262.0 million (US$39.8 million) in the 2017 fiscal year.  Our selling, general and administrative expenses as a percentage of our revenue decreased from 27.9% in the 2016 fiscal year to 19.7% in the 2017 fiscal year.  Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue increased from 18.7% in the 2016 fiscal year to 19.7% in the 2017 fiscal year primarily due to benefits we paid to additional general and administrative personal to support our growing business, as well as one-off expenses related to our initial public offering of RMB16.9 million (US$2.6 million) incurred during the 2017 fiscal year.

Other operating income.  Our other operating income increased by 107.2% from RMB4.3 million in the 2016 fiscal year to RMB 8.9 million (US$1.3 million) in the 2017 fiscal year, primarily due to the receipts of government grants and increase in write-off on unclaimed liabilities.

Operating income.  As a result of the foregoing, we experienced an operating gain of RMB18.3 million in the 2016 fiscal year, and an operating gain of RMB214.9 million (US$32.6 million) in the 2017 fiscal year.

Interest income, net.  Our net interest income increased by 128.2% from RMB2.1 million in the 2016 fiscal year to RMB4.9 million (US$0.7 million) in the 2017 fiscal year, primarily due to an increase in holdings of bank deposits from cash generated from our business operations and proceeds from our initial public offering.

Income tax expense.  Our income tax expense was RMB41.0 million (US$6.2 million) in the 2017 fiscal year, and our effective tax rate was 17.6%, lower than the statutory rate of 25.0%, primarily due to the preferential tax treatment of Zhuhai Bright Scholar and certain tax exemptions granted to our Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten and the utilization of net operating losses carry-forwards.

Income for the year.  As a result of the foregoing, we experienced a net gain of RMB2.9 million for the 2016 fiscal year and a net gain of RMB191.8 million (US$29.1 million) for the 2017 fiscal year.

Adjusted net income.  We recorded an adjusted net income of RMB191.8 million (US$29.1 million) for the 2017 fiscal year, compared to an adjusted net income of RMB98.0 million for the 2016 fiscal year.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Non-GAAP measures.”

Year ended August 31, 2015 compared to year ended August 31, 2016

Revenue.  Our revenue increased by 39.5% from RMB745.9 million in the 2015 fiscal year to RMB1,040.3 million in the 2016 fiscal year, primarily due to a 22.7% increase in the average total number of students from 21,084 to 25,862, and a 10.2% increase in the average tuition and fees from RMB35,220 to RMB38,814 during the same period.  Our revenue from complementary education services also increased significantly from RMB3.3 million in the 2015 fiscal year to RMB36.5 million in the 2016 fiscal year, primarily due to the acquisition of élan, an English proficiency training business, in January 2016 and, to a lesser extent, an increase in revenue from our overseas camp programs.

•

International schools.  Our revenue from international schools increased by 38.3% from RMB305.9 million in the 2015 fiscal year to RMB423.1 million in the 2016 fiscal year, primarily due to a 26.8% increase in the average number of students from 4,292 to 5,443, and a 9.1% increase in the average tuition and fees from RMB71,273 to RMB77,744 during the same period.

•

Bilingual schools.  Our revenue from bilingual schools increased by 34.0% from RMB245.4 million in the 2015 fiscal year to RMB328.7 million in the 2016 fiscal year, primarily due to a 20.3% increase in the average number of students from 9,512 to 11,441, and a 11.4% increase in the average tuition and fees from RMB25,796 to RMB28,729 during the same period.

•

Kindergartens.  Our revenue from kindergartens increased by 31.7% from RMB191.3 million in the 2015 fiscal year to RMB252.0 million in the 2016 fiscal year, primarily due to a 23.3% increase in the average number of students from 7,280 to 8,979, and a 6.8% increase in the average tuition and fees from RMB26,279 to RMB28,067 during the same period.

•

Complementary education services.  Our revenue from complementary education services increased significantly from RMB3.3 million in the 2015 fiscal year to RMB36.5 million in the 2016 fiscal year, primarily due to the acquisition of élan in January 2016 and, to a lesser extent, an increase in revenue from our overseas camp programs.

Cost of revenue.  Our cost of revenue increased by 12.3% from RMB655.6 million in the 2015 fiscal year to RMB736.2 million in the 2016 fiscal year, primarily due to a RMB61.0 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools.  We opened two international schools, three bilingual schools and seven kindergartens in the 2016 fiscal year.  The average number of our teachers and instructors increased by 22.1% from 2,352 in the 2015 fiscal year to 2,899 in the 2016 fiscal year.

•

International schools.  Our cost of revenue incurred by international schools increased by 7.9% from RMB289.7 million in the 2015 fiscal year to RMB312.5 million in the 2016 fiscal year, primarily due to a 16.2% increase in staff costs from RMB200.9 million to RMB233.5 million as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools.  We opened two international schools during the 2016 fiscal year.

•

Bilingual schools.  Our cost of revenue incurred by bilingual schools increased by 7.0% from RMB213.9 million in the 2015 fiscal year to RMB228.9 million in the 2016 fiscal year, primarily due to a 12.5% increase in staff costs from RMB137.9 million to RMB155.1 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently opened schools.  We opened three bilingual schools during the 2016 fiscal year.

•

Kindergartens.  Our cost of revenue incurred by kindergartens increased by 11.5% from RMB150.8 million in the 2015 fiscal year to RMB168.2 million in the 2016 fiscal year, primarily due to a 14.7% increase in staff costs from RMB103.7 million to RMB118.9 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools. We opened seven kindergartens during the 2016 fiscal year.
•

Complementary education services.  Our cost of revenue incurred by complementary education services increased significantly from RMB1.3 million in the 2015 fiscal year to RMB26.6 million in the 2016 fiscal year, primarily due to the acquisition of élan in January 2016.

Gross profit.  As a result of the foregoing, our gross profit increased significantly from RMB90.3 million in the 2015 fiscal year to RMB304.1 million in the 2016 fiscal year.  Our gross margin increased from 12.1% in the 2015 fiscal year to 29.2% in the 2016 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees.  Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including from budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, resulting in a moderate increase in the student-to-teacher ratio in our schools from 9.0 to 9.1 for the 2015 and 2016 school years, respectively.

•

International schools.  For the reasons provided above, our gross profit for international schools increased significantly from RMB16.2 million in the 2015 fiscal year to RMB110.6 million in the 2016 fiscal year, and our gross margin for international schools increased from 5.3% to 26.1% in the same respective periods.

•

Bilingual schools.  For the reasons provided above, our gross profit for bilingual schools increased significantly from RMB31.5 million in the 2015 fiscal year to RMB99.8 million in the 2016 fiscal year, and from 12.8% to 30.4% in the same respective periods.

•

Kindergartens.  For the reasons provided above, our gross profit for kindergartens increased significantly from RMB40.6 million in the 2015 fiscal year to RMB83.9 million in the 2016 fiscal year, and from 21.2% to 33.3% in the same respective periods.

•

Complementary education services.  Our gross profit for complementary education services was RMB9.9 million and our gross margin was 27.1% in the 2016 fiscal year.  Our gross profit for complementary education services was RMB2.0 million in the 2015 fiscal year.

Selling, general and administrative expenses.  Our selling, general and administrative expenses increased by 74.7% from RMB166.1 million in the 2015 fiscal year to RMB290.1 million in the 2016 fiscal year, primarily due to the share-based compensation expense of RMB95.1 million and an increase in the compensation and benefits we paid to additional general and administrative personnel to support our growing business.  Our selling, general and administrative expenses as a percentage of our revenue increased from 22.3% in the 2015 fiscal year to 27.9% in the 2016 fiscal year, primarily due to the share-based compensation expense.  Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue decreased from 22.3% in the 2015 fiscal year to 18.7% in the 2016 fiscal year primarily due to our improved operating efficiency from centralizing certain procurement and training processes and, to a lesser extent, the increase in total revenue.

Other operating income.  Our other operating income decreased by 18.4% from RMB5.2 million in the 2015 fiscal year to RMB4.3 million in the 2016 fiscal year, primarily due to a decrease in write-off on unclaimed liabilities of RMB3.2 million, partially offset by an increase in government grants relating to education development subsidies of RMB2.1 million in the 2016 fiscal year.

Operating income/(loss).  As a result of the foregoing, we experienced an operating loss of RMB70.6 million in the 2015 fiscal year and had an operating income of RMB18.3 million in the 2016 fiscal year.

Interest income, net.  Our net interest income increased by 18.9% from RMB1.8 million in the 2015 fiscal year to RMB2.1 million in the 2016 fiscal year primarily due to an increase in holdings of bank deposits from cash generated from our business operations.

Income tax/(expense) benefit.  Our income tax benefit was RMB29.3 million in the 2015 fiscal year primarily due to RMB32.1 million of deferred tax assets recognized in the 2015 fiscal year.  Our income tax expense was RMB17.9 million in the 2016 fiscal year, and our effective tax rate was 15.4%, lower than the statutory rate of

25.0%, primarily due to certain tax exemptions granted to our Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten and the utilization of net operating losses carry-forwards.

Income/(loss) for the year.  As a result of the foregoing, we experienced net loss of RMB39.9 million for the 2015 fiscal year and net income of RMB2.9 million for the 2016 fiscal year.

Adjusted net income/(loss).  We recorded an adjusted net income of RMB98.0 million for the 2016 fiscal year, compared to an adjusted net loss of RMB39.9 million for the 2015 fiscal year.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Non-GAAP measures..”

B.	Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities.  As of August 31, 2015, 2016 and 2017, we had RMB244.2 million, RMB362.5 million and RMB 1,896.7 million (US$287.9 million), respectively, in cash and cash equivalents and restricted cash. Approximately 42.0% of our cash and cash equivalents and restricted cash as of August 31, 2017 were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We received net proceeds of approximately RMB1,151.1 million (US$174.7 million) from our initial public offering during the 2017 fiscal year. We intend to finance our future working capital requirements and capital expenditures primarily from cash generated from operating activities.

Although we combine the results of our affiliated entities and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our affiliated entities or their respective subsidiaries.  However, a portion of the cash balances of our affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with our affiliated entities and their respective subsidiaries.  For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Holding Company Structure.”

We have not encountered any difficulties in meeting our cash obligations to date.  When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition and fees we are able to charge to students in our schools, annual enrollment numbers approved for our schools, the economic benefits we have received from our subsidiaries and affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from our subsidiaries and affiliated entities directly through payments under our exclusive management services and business cooperation agreement.  We believe that our current cash and cash equivalents and anticipated cash flow from operations, will be sufficient to meet our anticipated cash needs for longer than the next twelve months.

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	Year Ended August 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	134,887	360,658	464,919	70,562
Net cash provided by/(used in) investing activities	(154,381)	32,086	(55,725)	(8,457)
Net cash provided by/(used in) financing activities	115,614	(274,541)	1,161,511	176,286
Net increase in cash and cash equivalents, and restricted cash	96,120	118,203	1,570,705	238,391
Cash and cash equivalents, and restricted cash at beginning of the year	148,128	244,248	362,451	55,010
Cash and cash equivalents, and restricted cash at end of the year	244,248	362,451	1,896,662	287,862

Operating activities

We generate cash from operating activities primarily from tuition and fees for our schools and fees for our complementary education services, all of which are typically paid in advance before the respective services are rendered.  Tuition and fees for schools and fees for our complementary education services are initially recorded under deferred revenue.  We recognize such amounts received as revenue proportionately over the relevant period in which the students attend the applicable programs.

For the 2017 fiscal year, we had net cash from operating activities of RMB464.9 million (US$70.6 million).  This amount represents our net income of RMB191.8 million (US$29.1 million), adjusted primarily for (1) depreciation of RMB74.4 million (US$11.3 million) relating primarily to our school facilities capitalized renovation construction, and (2) accrued unpaid expenses of RMB69.1 million (US$10.5 million); (3) increase in deferred revenue of RMB96.5 million (US$14.6 million) due to increased enrollment of students and increase in our average tuitions.

For the 2016 fiscal year, we had net cash from operating activities of RMB360.7 million.  This amount represents our net income of RMB2.9 million, adjusted primarily for (1) depreciation of RMB69.5 million relating primarily to our school facilities and renovation construction, (2) share-based compensation of RMB95.1 million, and (3) changes in working capital items that positively affected operating cash flow, including an increase in deferred revenue of RMB160.9 million as a result of our business growth and an increase in accrued expenses and other current liabilities of RMB25.1 million relating primarily to payment of salaries and other benefits to our employees and collection of student-related fees on behalf of third parties.

For the 2015 fiscal year, we had net cash from operating activities of RMB134.9 million.  This amount represents our net loss of RMB39.9 million, adjusted primarily by (1) depreciation of RMB56.1 million relating primarily to our school facilities and renovation construction and a decrease in deferred income taxes of RMB32.1 million, and (2) changes in working capital items that positively affected operating cash flow, including an increase in deferred revenue of RMB117.2 million as a result of our business growth and increase in accrued expenses and other current liabilities.

Investing activities

For the 2017 fiscal year, we had net cash used in investing activities of RMB55.7 million (US$8.5 million), primarily attributable to (1) purchase of held-to-maturity investments of RMB186.0million (US$28.2 million); (2) purchase of debt investment of RMB780.0 million (US$118.4 million) and (3) advances to related parties of RMB144.6 million (US$21.9 million), partially offset by (1) proceeds from disposal of debt investment RMB787.6 million (US$119.5 million), (2) net repayment of loans from related parties of RMB229.2 million (US$34.8 million), and (3) proceeds from disposal of held-to-maturity investments of RMB215.9 million (US$32.8 million).

For the 2016 fiscal year, we had net cash from investing activities of RMB32.1 million, primarily attributable to net repayment of loans from related parties of RMB155.3 million, partially offset by (1) capital expenditures of RMB92.7 million for maintenance and renovation of school facilities, and (2) purchase of short-term investments in a limited liability partnership and debt securities of RMB30.5 million.

For the 2015 fiscal year, we had net cash used in investing activities of RMB154.4 million, primarily attributable to (1) capital expenditures of RMB134.5 million for construction of school facilities and purchase of educational equipment and (2) net advances of loans to related parties of RMB 20.9 million, slightly offset by proceeds from sale of property and equipment of RMB1.1 million.

Financing activities

For the 2017 fiscal year, we had net cash from financing activities of RMB1,161.5 million (US$176.3 million), primarily due to net proceeds from our initial public offering (net of offering cost paid RMB3.2 million) of RMB1,147.9 million (US$174.2 million), and advances from related parties of RMB71.4 million (US$10.8 million), partially offset by net repayments of loans to our related parties of RMB57.7 million (US$8.8 million).

For the 2016 fiscal year, we had net cash used in financing activities of RMB274.5 million, representing net repayment of loans from related parties relating primarily to repayment of borrowings from Country Garden.

For the 2015 fiscal year, we had net cash from financing activities of RMB115.6 million, representing (1) net advances from related parties of RMB112.6 million relating primarily to our borrowings from Country Garden, and (2) proceeds from capital contribution of RMB3.0 million from shareholders.

Capital Expenditures

We incurred capital expenditures of RMB134.5 million, RMB92.7 million and RMB97.1 million (US$14.7 million) in the 2015, 2016 and 2017 fiscal years, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment.  We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering and other financing alternatives.  We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own.  We conduct our operations primarily through our subsidiaries and affiliated entities in China.  As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries.  If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us.  Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital.  In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion.  Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion.  Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.  Furthermore, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities.  In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes.  For the 2015, 2016 and 2017 fiscal years, our PRC subsidiaries did not make any apportion to the statutory surplus reserve fund, and our schools made apportions of RMB11.9 million, RMB23.8 million and RMB17.1 million (US$2.6 million) to the development fund, respectively.  Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions of (1) our affiliated entities and (2) our subsidiaries for the periods indicated as a percentage of total revenue:

	As of August 31,
	2015		2016		2017
	RMB	% of total revenue	RMB	% of total revenue	RMB	US$	% of total revenue
	(in thousands, except percentages)
Our affiliated entities	745,850	100.0%	1,040,329	100.0%	1,320,421	200,404	99.4%
Our subsidiaries	—	—	—	—	7,946	1,206	0.6%
Total revenue	745,850	100.0%	1,040,329	100.0%	1,328,367	201,610	100.0%

The following table sets forth the respective asset contributions of (1) our affiliated entities and (2) our subsidiaries as of the date indicated as a percentage of total assets:

	As of August 31,
	2015		2016		2017
	RMB	% of total assets	RMB	% of total assets	RMB	US$	% of total assets
	(in thousands, except percentages)
Our affiliated entities	1,093,196	100.0%	1,238,511	99.9%	1,488,123	225,856	55.4%
Our subsidiaries	—	—	721	0.1%	1,198,509	181,901	44.6%
Total assets	1,093,196	100.0%	1,239,232	100.0%	2,686,632	407,757	100.0%

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Curriculum Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2017 fiscal year that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.  In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our combined and consolidated financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

We do not currently have any outstanding off-balance sheet arrangements or commitments.  We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2017.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	168,940	25,640	18,716	28,840	9,045	112,339

We lease certain school and office premises under non-cancellable operating leases that expire at various dates.  We incurred rental expenses under operating leases of RMB2.8 million, RMB15.2 million and RMB20.2 million (US$3.1 million) in the 2015, 2016 and 2017 fiscal years, respectively.

We also have certain capital commitments that primarily relate to commitments for construction of schools.  Total capital commitments contracted but not yet reflected in the combined and consolidated financial statements was RMB14.9 million (US$2.3 million) as of August 31, 2017.  All of these capital commitments will be fulfilled in the future according to the construction progress.

G.	Safe Harbor on Forward-Looking Statements

This annual report contains forward-looking statements that reflect our current expectations and projections of future events.  You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions.  We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.  These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;
•	growth of the private education market in China;
•	our expectations regarding demand for our services;
•	our future business development, results of operations and financial condition;
•	trends and competition in the private education industry in China;
•	relevant government policies and regulations governing our corporate structure, business and industry;
•	our use of proceeds from the offering;
•	general economic and business condition in China and elsewhere; and
•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from and worse than what we expect.  Moreover, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains certain data and information that we obtained from various government and private publications, including the Frost & Sullivan report.  Statistical data in these publications also include projections based on a number of assumptions.  The private education industry in China may not grow at the rate projected by market data, or at all.  Failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs.  In addition, due to the rapidly evolving nature of the private education industry, projections or estimates about our business and financial prospects involve significant risks and uncertainties.  Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.  You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report.  Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huiyan Yang	36	Chairperson of the Board of Director
Junli He	43	Chief Executive Officer and Director
Shuting Zhou	33	Director
Peter Andrew Schloss	57	Director
Jun Zhao	55	Director
Dongmei Li	49	Chief Financial Officer
Alexander Shu Chen	33	Vice President
Jinsheng Cheng	54	Vice President
Xingjian Zhang	38	Vice President and Chief Human Resource Officer

Huiyan Yang is a co-founder of certain of our schools and has served as a director and the chairperson of Bright Scholar Holdings since our inception.  Ms. Yang joined Country Garden Holdings Company Limited, a related party, which is a HKSE-listed Chinese residential property developer, in 2005, as the manager of its procurement department.  Ms. Yang has served as a director of Country Garden since December 2006 and its vice chairperson since March 2012.  Ms. Yang graduated from Ohio State University with a bachelor degree in marketing and logistics.  Ms. Yang received her middle school education from Guangdong Country Garden School.  She received the “China Charity Award Special Contribution Award” in 2008.

Junli He has served as the chief executive officer and a director of Bright Scholar Holdings since October 2015.  Prior to joining us, Mr. He was the founder and chief executive officer of Time Education China Holdings Ltd., and he also served as chief financial officer, chief executive officer and a director of Noah Education Holdings Ltd., a former NYSE-listed private education services provider in China, from July 2009 to December 2011.  Mr. He was a portfolio manager at Morgan Stanley Global Wealth Management from June 2008 to June 2009 and worked at Bear Stearns from July 2006 to May 2008.  Mr. He obtained a bachelor degree in science from Peking University and a MBA with Honors from the University of Chicago, Booth School of Business.  Mr. He is also a CFA charter holder.

Shuting Zhou became a director of Bright Scholar Holdings in May 2017.  Ms. Zhou has been a deputy financial controller of Guangdong Country Garden Property Management Co., Ltd., a subsidiary of Country Garden Holdings Company Limited, since May 2016.  Ms. Zhou held various managerial positions at Guangdong Country Garden Property Management Co., Ltd. from February 2009 to April 2016.  From March 2007 to January 2009, Ms. Zhou served as an accounting manager at Gaoyao Biyi Property Development Co., Ltd. and Shaoguan Country Garden Property Development Co., Ltd., both of which are subsidiaries of Country Garden Holdings Company Limited.  Ms. Zhou obtained a bachelor degree in financial management from Guangdong University of Finance & Economics.

Peter Andrew Schloss became a director of Bright Scholar Holdings in May 2017.  Mr. Schloss has served as the managing partner and chief executive officer of CastleHill Partners since November 2015.  Mr. Schloss has been serving as a director of Zhaopin Limited, a China-based career platform listed on the New York Stock Exchange, since February 2016, and a director and the audit committee chairman of YY, Inc., an interactive social platform listed on the NASDAQ Stock Market, since 2012.  Mr. Schloss was a director and the audit committee chairman of Giant Interactive Group Inc., a China-based online game developer and operator, from 2007 to 2015, and a partner at Phoenix Media Fund L.P., a private equity fund established by Phoenix Television Group, from 2012 to May 2016.  From 2009 to 2012, Mr. Schloss served as the founder and chief executive officer of Allied Pacific Sports Network Limited, a leading over-the-top provider of live and on-demand sports in Asia.  Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007.  Mr. Schloss obtained a bachelor degree in political science and a juris doctor degree from Tulane University.

Jun Zhao became a director of Bright Scholar Holdings in May 2017.  Mr. Zhao has served as the chairman of Beijing Fellow Partners Investment Management Ltd. since October 2014 and an independent director of China Merchants Bank Co., Ltd., a company listed on Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, since January 2015.  Mr. Zhao served as a managing partner at DT Capital Partners from July 2005 to September 2014.  From May 2000 to July 2005, he served as a managing director of ChinaVest, Ltd.  Mr. Zhao obtained a bachelor degree in shipbuilding engineering from Harbin Engineering University, a master degree in ocean engineering from Shanghai Jiao Tong University, a doctor degree in civil engineering from University of Houston and a MBA from Yale University.

Dongmei Li has served as the chief financial officer of Bright Scholar Holdings since February 2017.  Prior to joining us, Ms. Li served as financial controller, vice president of finance and chief financial officer of Noah Education Holdings Ltd. from December 2007.  Previously, Ms. Li served as the financial controller and the head of investor relations of China GrenTech, a NASDAQ-listed company, from April 2007 to November 2007.  From February 1999 to March 2007, Ms. Li served as a senior finance manager at Conair Corp., a Fortune 500 company.  Ms. Li obtained a bachelor degree in business administration and tourism management from the Beijing Second Foreign Language Institute, and a master degree in business administration from the Arizona State University, Thunderbird School of Global Management.  She is a certified master financial manager from the American Academy of Financial Management and is also a member of the Institute of Management Accountants.

Alexander Shu Chen has served as a vice president of Bright Scholar Holdings since March 2017.  Mr. Chen has also served as a managing director of Kirkcaldy Family Office, primarily engaged in education planning for children of clients and financial strategy development for clients’ overseas investments, since 2015.  From 2015 to 2017, Mr. Chen served as a managing director of Feishang Group, a Chinese investment holding company.  From 2008 to 2015, Mr. Chen was the founder and chairman of Yinghao College (International), one of China’s first international schools.  Mr. Chen was a senior consultant in Segway Inc. from 2010 to 2012, the chairman of Zeus Education from 2007 to 2014 and an investment analyst in Agilo from 2007 to 2008.  Mr. Chen obtained a bachelor degree in economics from University College London.

Jinsheng Cheng has served as a vice president of Bright Scholar Holdings since November 2015 and the principal of Guangdong Country Garden School since January 2017.  Mr. Cheng joined Guangdong Country Garden School since its establishment in 1994.  He served as the principal of Guangdong Country Garden School from July 2003 to May 2005 and the principal of Phoenix City Bilingual School from May 2005 to January 2017.  Mr. Cheng has served as the vice president of BGY Education Investment, our affiliated entity, since September 2016 and he has over 30 years’ education experience.  Mr. Cheng obtained a bachelor degree in science from Anhui Normal University and completed master course in Beijing Normal University.

Xingjian Zhang has served as a vice president and the chief human resource officer of Bright Scholar Holdings since June 2017. Prior to joining us, Ms. Zhang was the principal consultant with Willis Towers Watson from May 2015 to June 2017 and a consulting director of McLagan, a subsidiary of Aon plc. (a NYSE-listed company) from October 2013 to May 2015. Before that, she spent seven years with Mercer Consulting’s talent solution from 2006 to 2013. She started her career as CSR project leader with the American Chamber of Commerce in Shanghai. She obtained a bachelor’s degree in finance from Shanghai University.

B.	Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended August 31, 2017, we paid an aggregate of approximately RMB7.5 million (US$1.1 million) in cash to our executive officers, and RMB0.2 million (US$0.02 million) to our directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share Incentive Plan

In February 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business.  Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan shall be 5,263,158 ordinary shares, which constitutes 5.0% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2017 Plan, after giving effect to a ten-for-one share split effected on April 26, 2017.  As of the date of this annual report, we did not grant any awards under the 2017 Plan.

The following paragraphs describe the principal terms of the 2017 Plan.

Types of awards.  The 2017 Plan permits the awards of options, restricted shares or restricted share units.

Plan administration.  Our board of directors or a committee of one or more members of the board of directors will administer the 2017 Plan.  The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement.  Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.  We may grant awards to our employees, directors and consultants of our company, and other individuals, as determined by the plan administrator.  However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options.  The plan administrator determines the exercise price for each award, which is stated in the award agreement.  The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.  However, the maximum exercisable term is 10 years from the date of a grant.

Transfer restrictions.  Awards may not be transferred in any manner by the recipient except under limited circumstances, including by will or the laws of descent and distribution, unless otherwise provided by the plan administrator.

Termination and amendment of the 2017 Plan.  Unless terminated earlier, the 2017 Plan has a term of 10 years.  Our board of directors has the authority to amend or terminate the plan.  However, no such action may adversely affect in any material way any awards previously granted without the prior written consent of the recipient.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors.  A director is not required to hold any shares in our company.  A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee.  A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee and adopted a charter for each of the three committees.  Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Messrs Peter Andrew Schloss, Jun Zhao and Junli He and is chaired by Mr. Schloss. Messrs Schloss and Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act.  We have determined that Mr. Schloss qualifies as an “audit committee financial expert.”  The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•	discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
•	reviewing and reassessing annually the adequacy of our audit committee charter;
•	meeting separately and periodically with management and the independent registered public accounting firm; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Mr. Jun Zhao, Mr. Peter Andrew Schloss and Ms. Huiyan Yang, and is chaired by Mr. Zhao.  Messrs Zhao and Schloss satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.  The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.  Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon.  The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Mr. Jun Zhao, Mr. Peter Andrew Schloss and Ms. Huiyan Yang, and is chaired by Mr. Zhao.  Messrs

Zhao and Schloss satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.  The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.  The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•

developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests.  Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.  Our company may have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Pursuant to the amended and restated memorandum and articles of association, our officers are elected by and serve at the discretion of the board.  Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders.  A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors; or (2) dies or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with our executive officers.  Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment.  We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement; negligent or dishonest act to our detriment; misconduct or failure to perform his or her duty; disability; or death.  An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.  Each executive officer has also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

D.	Employees

We had 4,698 employees in 2015 fiscal year, 5,716 in 2016 fiscal year and 6,228 in 2017 fiscal year.  The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements.  In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, nursery staff and employees in sales and marketing, finance and general administration.  The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2015 fiscal year	2016 fiscal year	2017 fiscal year
Teachers and instructors	2,352	2,899	3,180
Managerial staff	68	110	139
Educational and administrative staff	861	1,211	1,318
Supporting staff	1,417	1,496	1,591
Total	4,698	5,716	6,228

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local PRC governments, including housing, pension, medical insurance and unemployment insurance.  We compensate our employees with basic salaries and performance-based bonuses.  None of our employees is represented by any collective bargaining arrangements.  We believe we have maintained good relationship with our employees.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on the fact that there are 117,250,000 ordinary shares outstanding, including (1) 17,250,000 Class A ordinary shares sold by us in our initial public offering in the form of ADSs, and (2) 100,000,000 Class B ordinary shares, excluding ordinary shares reserved for issuance under our 2017 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.  These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	% of aggregate ordinary shares	% of aggregate voting power†
Directors and Executive Officers: *
Ms. Huiyan Yang (1)	—	20,000,000	20,000,000	17.06%	19.83%
Mr. Junli He (2)	—	7,410,000	7,410,000	6.32%	7.35%
Ms. Shuting Zhou	—	—	—	—	—
Mr. Peter Andrew Schloss	—	—	—	—	—
Mr. Jun Zhao	—	—	—	—	—
Ms. Dongmei Li	—	—	—	—	—
Mr. Alexander Shu Chen	—	—	—	—	—
Mr. Jinsheng Cheng	—	—	—	—	—
Ms. Xingjian Zhang	—	—	—	—	—
Directors and executive officers as a group	—	27,410,000	27,410,000	18.91%	21.37%
Principal Shareholders:
Excellence Education Investment Limited (3)	—	72,590,000	72,590,000	61.91%	71.97%
Ultimate Wise Group Limited (4)	—	20,000,000	20,000,000	17.06%	19.83%
Mr. Junli He (5)	—	7,410,000	7,410,000	6.32%	7.35%
Hillhouse Capital Management, Ltd (6)	4,300,000	—	—	3.67%	0.21%
Serenity Capital affiliates (7)	3,508,586	—	—	2.99%	0.17%

†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class.  Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote.  Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.  Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*	The business address of our directors and executive officers is No. 1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.
(1)

Represents 20,000,000 Class B ordinary shares directly held by Ultimate Wise Group Limited, a British Virgin Islands company wholly owned by Ms. Huiyan Yang.  Ms. Meirong Yang is Ms. Huiyan Yang’s relative. According to the acting-in-concert agreement entered into between Ms. Huiyan Yang and Ms. Meirong Yang, Ms. Huiyan Yang will agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company.

(2)	Includes 5,310,000 Class B ordinary shares directly held by Mr. Junli He and 2,100,000 Class B ordinary shares held in an irrevocable discretionary trust established by Mr. He.
(3)

Excellence Education Investment Limited is a British Virgin Islands company wholly owned by Ms. Meirong Yang. The registered office of Excellence Education Investment Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(4)

Ultimate Wise Group Limited is a British Virgin Islands company wholly owned by Ms. Huiyan Yang.  The registered office of Ultimate Wise Group Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.  According to the acting-in-concert agreement entered into between Ms. Huiyan Yang and Ms. Meirong Yang, Ms. Huiyan Yang will agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company.

(5)	In his capacity as an individual principal shareholder. See also footnote (2) above.
(6)

Represents 4,300,000 Class A ordinary shares in the form of ADSs beneficially owned by Hillhouse Capital Management, Ltd. as reported in a Schedule 13G filed by Hillhouse Capital Management, Ltd. on June 12, 2017. Hillhouse Capital Management, Ltd. is a company incorporated in the Cayman Islands with its business address at Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong.

(7)

Represents 3,508,586 Class A ordinary shares in the form of ADSs beneficially owned by the Serenity Capital LLC affiliates, including Serenity Capital Management, Ltd., Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd., Serenity Investment Master Fund Limited as reported in a Schedule 13G filed by the Serenity Capital affiliates on June 12, 2017. Serenity Capital LLC is a company incorporated in Delaware, United States. Serenity Capital Management, Ltd. Is a company incorporated in Cayman Islands. Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd. is a company incorporated in Shanghai, China. Serenity Investment Master Fund Limited is a company incorporated in Cayman Islands. Their business address is c/o Serenity Capital LLC, 530 Lytton Avenue, Suite 200, Palo Alto, California 94301.

On February 8, 2017, Ms. Meirong Yang and Ms. Huiyan Yang, who together beneficially own 78.97% of the equity interests in our company, entered into an acting-in-concert agreement.  According to the acting-in-concert agreement, Ms. Huiyan Yang and Ms. Meirong Yang must consult with each other before voting and deciding on material matters in relation to the management of our company, including matters subject to approvals by board or shareholders’ meetings, such as appointment of directors and officers and adoption of key group-level policies.  If no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails.  Ms. Huiyan Yang and Ms. Meirong Yang retrospectively confirmed in the acting-in-concert agreement that they have been acting-in-concert since 2008.  The acting-in-concert agreement will continue until (1) such agreement is terminated by the parties thereto or (2) the disposal of all of either party’s interests in our company and affiliated entities and termination of either party’s employment or directorship with our company and affiliated entities.

To our knowledge, as of August 31, 2017, 17,250,000 of our Class A ordinary shares were held by one record holder in the United States, i.e., The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Affiliated Entities and Their Shareholders

We entered into a series of contractual arrangements with our affiliated entities, including our schools, and Ms. Meirong Yang, and Mr. Wenjie Yang, the shareholders of our affiliated entities, in January 2017.  Such contractual arrangements enable us to (1) has the power to direct the activities that most significantly affects the economic performance of the affiliated entities; (2) bear the obligation to absorb losses of our affiliated entities that could potentially be significant to the affiliated entities or to receive benefits from the affiliated entities that could potentially be significant to the affiliated entities; and (3) have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law.  Therefore, we control our affiliated entities, including our schools.  For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements.”

Certain of our newly established schools executed Rights and Obligations Assumption Letters in 2017 to enjoy the rights and perform the obligations under the contractual arrangements. We are in the process of arranging the execution of Rights and Obligations Assumption Letters for the rest of our newly established schools.

School Operation Agreements with Country Garden

As of August 31, 2017, substantially all of our schools entered into a three-year school operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate these schools, while we are responsible for the operation and management of these schools.  We may also provide preferential student placements and tuition discounts to Country Garden’s homeowners. We are in the process of arranging the execution of such school operation agreements with Country Garden for our schools established after August 31, 2017.

Trademark Licensing Agreements with Country Garden

As of August 31, 2017, each of our schools has entered into a trademark licensing agreement with Country Garden, pursuant to which Country Garden agreed to grant such school the right to use certain trademarks, including “Country Garden,” free of charge for a term expiring in 2020. We are in the process of arranging the execution of such trademark licensing agreements with Country Garden for our schools established after August 31, 2017.

Transactions with Certain Related Parties

Purchase of services and materials

We purchase services and materials, which include mechanics and electrics engineering services, construction services, shuttle bus services and furniture, from other entities controlled by Ms. Huiyan Yang, our chairperson, including Country Garden. In the 2015, 2016 and 2017 fiscal years, we entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Guangzhou Country Garden Shuttle Bus Services Limited.
•	Zhaoqing Country Garden Furniture Co., Ltd.
•	Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.
•	Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.
•	Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.
•	Guangdong Giant Leap Construction Co., Ltd.
•	Foshan Shunde Bi Ri Security Engineering Co., Ltd.
•	Guangyuan Country Garden Investment Co., Ltd.

For the 2015, 2016 and 2017 fiscal years, we entered into transactions of an aggregate of approximately RMB23.5 million, RMB30.3 million and RMB15.7 million (US$2.4 million), respectively, to purchase materials, construction services and other services from such related parties.

Advances and loans to related parties

We, from time to time, provide short-term financing to other entities controlled by Ms. Huiyan Yang or other related parties to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these companies during the periods presented. The financing was provided in the form of interest-free loans. The advances and loans do not have a fixed term and are repayable upon demand. The related party companies have historically repaid advances upon demand and have paid the full principal amount. In the 2015, 2016 and 2017 fiscal years, we provided short-term financing to certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Guangdong Country Garden Vocational Education School;
•	Guo Liang Occupation Training School;
•	Qingyuan Country Garden Property Development Co., Ltd.;

•	Guangdong Elite Architectural Co., Ltd.;
•	Foshan Shunde Guohua Memorial High School;
•	Guangdong Giant Leap Construction Co., Ltd.

For the 2015, 2016 and 2017 fiscal years, we provided interest-free advance loans of approximately RMB262.5 million, RMB716.8 million and RMB144.6 million (US$21.9 million), respectively, to such related parties. As of August 31, 2015, 2016 and 2017, the remaining balance of the advance loans was RMB293.4 million, RMB131.9 million and RMB5.5 million (US$0.8 million), respectively.

Financing from related parties

The entities controlled by Ms. Huiyan Yang have historically provided financing for us from time to time to support our operation. The financing was provided in the form of interest-free loans. The loans do not have a fixed term and are repayable upon demand. We have historically repaid loans upon demand and have paid the full principal amount. In the 2015, 2016 and 2017 fiscal years, we have received financing from certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Qingyuan Country Garden Property Development Co., Ltd.
•	Foshan Shunde BiJing Electronics Technology Co., Ltd.
•	Changsha Ningxiang Country Garden Property Development Co., Ltd.
•	Chuzhou Country Garden Property Development Co., Ltd.
•	Guangzhou Country Garden Property Development Co., Ltd.
•	Wuhan Country Garden Property Management Co., Ltd.
•	Laian Country Garden Property Development Co., Ltd.

For the 2015, 2016 and 2017 fiscal years, we received financing of approximately RMB192.3 million, RMB112.6 million and RMB71.4 million (US$10.8 million), respectively, from such related parties. As of August 31, 2015, 2016 and 2017, the remaining balance of the financing was RMB297.6 million, RMB30.8 million and RMB39.3 million (US$6.0 million), respectively.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

C.	Interests of Experts and Counsels

Not applicable.

ITEM 8. FINANCIAL INFORMATION
A.	Combined and Consolidated Statements and Other Financial Information

We have appended combined and consolidated financial statements filed as part of this annual report.

B.	Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

C.	Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs.  We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws.  Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of its profits, realized or unrealized, or from any reserve set aside from profits which its directors determine is no longer required or out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law (2016 Revision as amended) of the Cayman Islands, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.  Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.  If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.  Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands.  We rely principally on dividends from our Hong Kong and PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders.  PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.  See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
A.	Offer and Listing Details

Our ADSs are listed on the New York Stock Exchange under the symbol “BEDU.”  Each ADS represents one Class A ordinary share (or right to receive one Class A ordinary share) of our ordinary shares.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price (US$)
	High	Low
Annual High and Low
Fiscal 2017 (since May 18, 2017)	19.05	10.55
Quarterly High and Low
June 1, 2017 to August 31, 2017	19.05	11.59
September 1, 2017 to November 30, 2017	28.18	17.91
Monthly High and Low
June 2017	13.20	11.85
July 2017	16.98	11.59
August 2017	19.05	15.00
September 2017	26.15	17.95
October 2017	28.18	22.21
November 2017	24.91	17.91
December 2017 (through December 6, 2017)	17.97	16.71

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed for trading on the New York Stock Exchange under the symbol “BEDU” since May 18, 2017.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum of association and our amended and restated articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-217359), as amended, initially filed with the SEC on April 18, 2017.

C.	Material Contracts

Material contracts other than in the ordinary course of business are described in Item 4 and Item 7 or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulations — PRC Laws and Regulations Relating to Foreign Exchange.”

E.	Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change.  This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.  There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from January 10, 2017.

People’s Republic of China Taxation

Bright Scholar Holdings is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries.  The PRC enterprise income tax law and its implementation rules provide that an income tax rate of 10.0% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions.  Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5.0%.  Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities.  Furthermore, the State Administration of Taxation promulgated Circular 601 in October 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements.  Under Circular 601, a beneficial owner generally must be engaged in substantive business activities.  An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for tax benefits under the treaties or arrangements.  The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits.  See “Item 3. Key Information — D. Risk Factors —Risk Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Under the PRC enterprise income tax law, enterprises established under the laws of jurisdictions outside China with their “de facto management body” located within China may be considered to be PRC tax resident enterprises for tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income.  The implementation rules of the PRC enterprise income tax law define the term “de facto management body” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise.  The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009.  Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (1) the senior management and core management departments in charge of daily operations are located mainly within China, (2) financial and human resources decision are subject to determination or approval by persons or bodies in China, (3) major assets, accounting books, company seals and minutes and files of board and shareholders’ meeting are located or kept within China, and (4) at least half of the enterprise’s directors with voting rights or senior management reside within China.  The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82.  The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities.  Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.  See “Item 3. Key Information — D. Risk Factors —Risk Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, who holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or Class A ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our combined and consolidated financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, based upon our current income and assets, we do not believe that we were classified as a PFIC for the taxable year ending August 31, 2017, and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or Class A ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate. If our market capitalization is less than anticipated, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including cash. Under circumstances where we retain significant amounts of liquid assets including cash, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of

Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our stock is listed on the New York Stock Exchange.  Accordingly, we believe that the ADSs are readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “United States-PRC income tax treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate tax payers are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are “regularly traded” (as specially defined) on the New York Stock Exchange. No assurances may be given regarding whether our ADSs will continue to qualify as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-217359), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act.  Under the Exchange Act, we are required to file reports and other information with the SEC.  Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year.  Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-

0330.  The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited combined and consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency risk

Our revenues, expenses and assets and liabilities are primarily denominated in Renminbi.  Renminbi is not freely convertible into foreign currencies for capital account transactions.  The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things.  In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years.  Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band.  Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably.  On March 17, 2014, the PRC government announced a policy to further expand the maximum daily floating range of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2.0%.  On August 10, 2015, the PRC government announced that it had changed the calculation method for Renminbi’s daily central parity exchange rate against the U.S. dollar, which resulted in an approximately 2.0% depreciation of Renminbi on that day.  We expect Renminbi to fluctuate more significantly in value against the U.S. dollar or other foreign currencies in the future, depending on the market supply and demand with reference to a basket of major foreign currencies.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  To the extent that we need to convert U.S. dollars we received from the offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion.  Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all.  In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash.  As of August 31, 2017, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Our ADS holders are required to pay the following service fees to the depositary bank, the Bank of New York Mellon, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Persons depositing or withdrawing shares or ADS holders must pay :	For :

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-217359), or the F-1 Registration Statement, in relation to our initial public offering of 17,250,000 ADSs representing 17,250,000 Class A ordinary shares, at an initial offering price of US$10.50 per ADS. Our initial public offering closed in June 2017. Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc. were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on May 17, 2017. For the period from the effective date of the F-1 Registration Statement to August 31, 2017, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$0.6 million. We received net proceeds of approximately US$174.7 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 17, 2017, the date that the Form F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have not yet used any of the net proceeds from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.  Based on that evaluation, our management has concluded that, as of August 31, 2017, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control over Financial Reporting

In the course of auditing our combined and consolidated financial statements for the 2016 fiscal year, we and our independent registered public accounting firm identified two material weaknesses and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of August 31, 2016.  The same material weaknesses and significant deficiency were identified in connection with the audit of our combined and consolidated financial statements for the 2017 fiscal year. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our company’s financial reporting. The material weaknesses identified relate to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified relates to the lack of formal risk assessment process and monitoring activities.

We have not fully remediated, but have taken several remedial measures to address the abovementioned material weaknesses and significant deficiency, as of the date of this annual report. We have (1) hired our new chief financial officer with extensive finance, accounting, and SEC reporting experience at U.S.-listed public companies based in China in February 2017, (2) hired our new finance director in October 2017; (3) organized our accounting staff to attend training on routine accounting matters and financial reporting issues, especially trainings related to U.S. GAAP and SEC reporting requirements; (4) brought online our ERP financial system to improve our finance workflow and improved the accuracy of our reporting activities by upgrading our ERP financial system; and (5) hired our internal audit director in August 2017.

We will continue to improve our internal controls over financial reporting to remediate the material weaknesses and significant deficiency by, among other things, (1) establishing  our internal audit function to design and set up an enhanced internal control framework and procedures; (2) improving our monthly closing process and develop a comprehensive U.S. GAAP accounting manual as well as related financial reporting and disclosure procedures and monitor compliance; (3) improving the development, maintenance, and integration of various internal operational and financial systems to ensure the accuracy and timeliness of financial reporting; and (4) hiring additional qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements.

In the fiscal year ending August 31, 2018, we will continue to implement additional measures to remediate the existing material weaknesses and significant deficiency as discussed above. However, we cannot assure you that we will remediate our material weaknesses and significant deficiency in a timely manner. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Peter Andrew Schloss, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer.  This code is publicly available on our website at http://ir.brightscholar.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.  We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2016 Fiscal Year	2017 Fiscal Year
(in thousands)
Audit fees (1)	RMB6,206	RMB4,556

(1)

Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on our combined and consolidated financial statements and agreed-upon procedures performed in relation to interim financial information.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from New York Stock Exchange corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and ADSs — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with New York Stock Exchange corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Our combined and consolidated financial statements are included at the end of this annual report.

ITEM 19.  EXHIBITS

Exhibit No.	Description of Exhibit
1.1

Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2

Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017

2.3

Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017

3.1

English translation of acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang dated February 8, 2017 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

4.1

Form of employment agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

4.2

Form of indemnification agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

4.3

English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang, dated January 25, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

4.4

English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

Exhibit No.	Description of Exhibit
4.5

English translation of power of attorney granted by BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.6

English translation of power of attorney granted by Ms. Meirong Yang  dated January 25, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.7

English translation of power of attorney granted by Mr. Wenjie Yang dated January 25, 2017. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.8

English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.9

2017 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.10*	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. dated June 14, 2017
4.11*	English Translation of Rights and Obligations Assumption Letter executed by Huaian City Bright Scholar Tianshan Culture Education Investment Management Co., Ltd. dated May 18, 2017
4.12*	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Kindergarten dated August 30, 2017
4.13*	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Foreign Language School dated October 13, 2017
4.14*	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden Jade Bay Kindergarten dated July 5, 2017
4.15*	English Translation of Rights and Obligations Assumption Letter executed by Shaoguan Country Garden English Foreign Language School dated September 3, 2017
4.16*	English Translation of Rights and Obligations Assumption Letter executed by Shenghua Country Garden Bilingual School dated October 10, 2017
4.17*	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden School dated September 25, 2017
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1

Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Frost & Sullivan
15.2*	Consent of JunHe LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Dongmei Li
Name:	Dongmei Li
Title:	Chief Financial Officer

Date: December 7, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Bright Scholar Education Holdings Limited

We have audited the accompanying combined and consolidated balance sheets of Bright Scholar Education Holdings Limited (the “Company”), its subsidiaries, other affiliated entities and its variable interest entities under common control with the Company (collectively referred to as the “Group”) as of August 31, 2016 and 2017, and the related combined and consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2017. Our audits also included the financial statement schedule included in Schedule 1. These combined and consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined and consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of the Group as of August 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2017, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Guangzhou, China

December 7, 2017

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares and share data, or otherwise noted)

		As of August 31,	As of August 31,
		2016	2017
	Note	RMB	RMB	USD
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents		356,018	1,883,000	285,788
Restricted cash		6,433	13,662	2,074
Held-to-maturity investments	4	30,500	6,390	970
Accounts receivable		2,066	20	3
Amounts due from related parties	17	138,091	7,940	1,205
Other receivables, deposits and other assets	5	29,348	30,535	4,634
Inventories		9,580	8,598	1,305
Total current assets		572,036	1,950,145	295,979
Property and equipment, net	6	431,377	423,344	64,252
Land use right, net	7	35,667	34,694	5,266
Intangible assets, net	8	23,830	21,177	3,214
Goodwill		102,332	104,035	15,790
Prepayment for construction contract		2,421	5,490	833
Deferred tax assets, net	15	26,942	25,337	3,845
Deposits for acquisition of equity investment	9	—	78,750	11,952
Other non-current assets	10	44,627	43,660	6,626
Total non-current assets		667,196	736,487	111,778
TOTAL ASSETS		1,239,232	2,686,632	407,757
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 63,605 and RMB 50,899 as of August 31, 2016 and 2017, respectively)		63,605	50,899	7,725
Amounts due to related parties (including amounts due to related parties of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 64,988 and RMB 62,138 as of August 31, 2016 and 2017, respectively)	17	66,855	76,433	11,600
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 200,092 and RMB 255,859 as of August 31, 2016 and 2017, respectively)	11	201,019	272,479	41,355
Income tax payable (including income tax payable of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 16,169 and RMB 13,958 as of August 31, 2016 and 2017, respectively)		16,169	40,387	6,130
Current portion of deferred revenue (including deferred revenue of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 664,201 and RMB 761,876 as of August 31, 2016 and 2017, respectively)		664,201	761,876	115,632
Total current liabilities		1,011,849	1,202,074	182,442
Deferred tax liabilities, net (including deferred tax liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 5,924 and RMB 5,294 as of August 31, 2016 and 2017, respectively)	15	5,924	5,294	803
Deferred revenue (including deferred revenue of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 1,202 and RMB nil as of August 31, 2016 and 2017, respectively)		1,202	—	—
Other non-current liabilities(including other non-current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 58,696 and RMB 59,806 as of August 31, 2016 and 2017, respectively)	10	58,696	59,806	9,077
Total non-current liabilities		65,822	65,100	9,880
TOTAL LIABILITIES		1,077,671	1,267,174	192,322
Commitments and Contingencies	18
EQUITY
Share capital (US$0.00001 par value; 100,000,000 shares issued and outstanding as of August 31, 2016, 117,250,000 shares issued and outstanding as of August 31, 2017)	12	7	7	1
Additional paid-in capital		239,760	1,403,608	213,029
Statutory reserves		47,813	64,945	9,857
Accumulated other comprehensive loss		—	(36,494)	(5,539)
Accumulated deficit		(170,851)	(15,933)	(2,418)
Shareholders’ equity		116,729	1,416,133	214,930
Non-controlling interests	19	44,832	3,325	505
Total equity		161,561	1,419,458	215,435
TOTAL LIABILITIES AND EQUITY		1,239,232	2,686,632	407,757

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2015, 2016 AND 2017

(Amounts in thousands)

		2015	2016	2017
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue	13	745,850	1,040,329	1,328,367	201,610
Cost of revenue		(655,597)	(736,205)	(860,330)	(130,575)
Gross profit		90,253	304,124	468,037	71,035
Selling, general and administrative expenses		(166,084)	(290,098)	(261,972)	(39,760)
Other operating income		5,249	4,283	8,874	1,347
Operating (loss) income		(70,582)	18,309	214,939	32,622
Interest income, net		1,808	2,148	4,901	744
Investment income		—	805	13,718	2,082
Other expense		(455)	(457)	(779)	(118)
(Loss) income before income taxes		(69,229)	20,805	232,779	35,330
Income tax benefit (expense)	15	29,317	(17,889)	(40,970)	(6,218)
Net (loss) income		(39,912)	2,916	191,809	29,112
Net income attributable to non-controlling interests		166	39,290	19,759	2,999
Net (loss) income attributable to ordinary shareholders		(40,078)	(36,374)	172,050	26,113
Net (loss) income per share attributable to ordinary shareholders
Basic and diluted	16	(0.43)	(0.38)	1.64	0.25
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	16	92,590,000	96,983,360	104,839,041	104,839,041

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2015, 2016 AND 2017

(Amounts in thousands)

		2015	2016	2017
	Note	RMB	RMB	RMB	USD
					(Note 2)
Net (loss) income		(39,912)	2,916	191,809	29,112
Other comprehensive loss, net of tax
Foreign currency translation adjustment		—	—	(36,494)	(5,539)
Other comprehensive loss		—	—	(36,494)	(5,539)
Comprehensive (loss) income		(39,912)	2,916	155,315	23,573
Less: comprehensive income attributable to non-controlling interests		166	39,290	19,759	2,999
Comprehensive (loss) income attributable to ordinary shareholders		(40,078)	(36,374)	135,556	20,574

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Attributable to shareholders of the Group
	Share capital		Additional paid-in capital	Statutory reserves	Accumulated (deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2014	92,590,000	7	30,643	12,147	(58,733)	—	(15,936)	(2,486)	(18,422)
Net (loss) income for the year	—	—	—	—	(40,078)	—	(40,078)	166	(39,912)
Transfer to statutory reserve	—	—	—	11,873	(11,873)	—	—	—	—
Capital injection	—	—	11,517	—	—	—	11,517	7,862	19,379
Balance at August 31, 2015	92,590,000	7	42,160	24,020	(110,684)	—	(44,497)	5,542	(38,955)
Net (loss) income for the year	—	—	—	—	(36,374)	—	(36,374)	39,290	2,916
Transfer to statutory reserve	—	—	—	23,793	(23,793)	—	—	—	—
Acquisition of subsidiaries	3,844,870	—	102,530	—	—	—	102,530	—	102,530
Share-based compensation	3,565,130	—	95,070	—	—	—	95,070	—	95,070
Balance at August 31, 2016	100,000,000	7	239,760	47,813	(170,851)	—	116,729	44,832	161,561
Net income for the year	—	—	—	—	172,050	—	172,050	19,759	191,809
Transfer to statutory reserve	—	—	—	17,132	(17,132)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(36,494)	(36,494)	—	(36,494)
Capital injection	—	—	—	—	—	—	—	3,600	3,600
Acquisition of additional interest in subsidiaries of non-controlling interests (note 19)	—	—	49,154	—	—	—	49,154	(64,866)	(15,712)
Distribution to owners under group Reorganization (Note*)	—	—	(32,167)	—	—	—	(32,167)	—	(32,167)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost	17,250,000	—	1,146,861	—	—	—	1,146,861	—	1,146,861
Balance at August 31, 2017 in RMB	117,250,000	7	1,403,608	64,945	(15,933)	(36,494)	1,416,133	3,325	1,419,458
Balance at August 31, 2017 in USD	117,250,000	1	213,029	9,857	(2,418)	(5,539)	214,930	505	215,435

The accompanying notes are an integral part of these combined and consolidated financial statements.

Note*: Distribution represented the payment of capital to Yang’s Family for the transfer of schools held by other affiliated entities under common control of Yang’s Family to Guangdong Country Garden Education Investment Management Co., Ltd. ("BGY Education Investment") as a result of Reorganization as disclosed in Note 1 and was recorded as distribution to owners in the combined and consolidated statements of shareholders’ equity.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED and CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2015, 2016 AND 2017

(Amounts in thousands)

		2015	2016	2017
	Note	RMB	RMB	RMB	USD
					(Note 2)
Cash flows from operating activities
Net (loss) income for the year		(39,912)	2,916	191,809	29,112
Adjustments to reconcile net cash flows from operating activities:
Depreciation		56,134	69,548	74,436	11,297
Amortization of land use right		973	973	973	148
Amortization of acquired intangible assets		—	1,573	2,647	402
Income on disposal of property and equipment		289	83	80	12
Share-based compensation		—	95,070	—	—
Investment income		—	—	(13,406)	(2,035)
Deferred income taxes		(32,085)	4,769	975	148
Changes in operating assets and liabilities and other, net:
Accounts receivable		—	(2,066)	2,181	331
Inventories		(1,607)	(485)	982	149
Amounts due from related parties		—	—	(2,405)	(365)
Other receivables, deposits and other assets		262	(2,253)	(1,180)	(179)
Accounts payable		12,949	(8,438)	14,550	2,208
Amounts due to related parties		(1,094)	(1,958)	1,411	214
Accrued expenses and other current liabilities		17,010	25,122	69,105	10,488
Deferred revenue		117,184	160,941	96,473	14,642
Other assets and liabilities		4,784	14,863	26,288	3,990
Net cash provided by operating activities		134,887	360,658	464,919	70,562
Cash flows from investing activities
Purchase of held-to-maturity investments		—	(30,500)	(186,000)	(28,230)
Purchase of debt investment	4	—	—	(780,000)	(118,383)
Proceeds from disposal of held-to-maturity securities		—	—	215,885	32,765
Proceeds from disposal of debt investment	4	—	—	787,631	119,541
Payment for acquisition deposits		—	—	(78,750)	(11,952)
Additions of property and equipment		(134,524)	(92,687)	(97,116)	(14,739)
Proceeds from sale of property and equipment		1,071	32	73	11
Acquisition of subsidiaries, net of cash acquired RMB 6,899 and RMB 651 in 2016 and 2017, respectively		—	(101)	(2,125)	(322)
Advances to related parties		(262,490)	(716,788)	(144,560)	(21,940)
Repayments from related parties		241,562	872,130	229,237	34,792
Net cash (used in)/provided by investing activities		(154,381)	32,086	(55,725)	(8,457)
Cash flows from financing activities
Proceeds from capital contribution		3,000	—	3,600	546
Proceeds from initial public offering, net of offering cost paid RMB 3,226 in 2017		—	—	1,147,886	174,218
Advances from related parties		192,272	112,586	71,367	10,832
Payment for the consideration for the transfer of schools as a result of Reorganization		—	—	(3,667)	(557)
Repayments to related parties		(79,658)	(387,127)	(57,675)	(8,753)
Net cash provided by/(used in) financing activities		115,614	(274,541)	1,161,511	176,286
Net increase in cash and cash equivalents, and restricted cash		96,120	118,203	1,570,705	238,391
Cash and cash equivalents, and restricted cash at beginning of the year		148,128	244,248	362,451	55,010
Effect of exchange rate changes on cash and cash equivalents, and restricted cash		—	—	(36,494)	(5,539)
Cash and cash equivalents, and restricted cash at end of the year	23	244,248	362,451	1,896,662	287,862
Supplemental disclosure of cash flow information:
Income tax paid		1,043	2,209	16,378	2,486
Non-cash investing activities:
Acquisition of subsidiaries		—	102,530	—	—
Capital contribution through additions to property and equipment		16,379	—	—	—
Acquisition of additional interest in subsidiaries of non-controlling interests		—	—	15,712	2,385
Distribution to owners under group Reorganization		—	—	32,167	4,882
For the year ended of August, 31, 2015, 2016 and 2017
Other payable related to cost of initial public offering		—	—	(1,025)	(156)
Accounts payable balance for acquisition of property and equipment		(15,632)	(10,557)	(28,281)	(4,292)
Amounts due to related parties balance for acquisition of property and equipment		(47,281)	(707)	(1,858)	(282)

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings (the “Company”) was incorporated under the laws of Cayman Islands on 16 December, 2016. The Company, its subsidiaries, its variable interest entities and subsidiaries of variable interest entity (“VIEs”) (collectively referred to as the “Group”) are principally engaged in the provision of full spectrum private fundamental education and complementary education services, including kindergarten, primary, middle, high school and international schools in the People’s Republic of China (the “PRC”). The Company was incorporated in the Cayman Islands as the proposed listing entity for the purpose of initial public offering (“IPO”) to raise funds for the schools and entities owned and operated by the common shareholders of the Company.

Reorganization

In order to raise capital for the Group through an initial public offering, the Group undertook a reorganization (“Reorganization) which includes:

1)

During the period from September 1, 2016 to February 28, 2017, the interests of all schools/subsidiaries held by other affiliated entities under common control of Yang’s Family has been transferred to BGY Education Investment, a company owned by Yang’s Family.

2)

The Company was incorporated in the Cayman Islands as the proposed listing entity on December 16, 2016. As of the incorporation date, the total issued share capital was 10 ordinary shares with a par value of USD0.00001 and total authorized share capital is US$50 divided into 5,000,000,000 shares.

3)

Impetus Investment Limited ("Impetus"), a company owned by Yang’s Family, set up a wholly owned PRC subsidiary, Zhuhai Hengqin Bright Scholar Management and Consulting Co. Ltd ("Zhuhai Bright Scholar") on January 24, 2017.

4)

Pursuant to the PRC laws and regulations which currently prohibits foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restricts foreign investment in education services at the kindergarten and high school level. Due to these restrictions, Impetus, through its PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with BGY Education Investment, the schools that BGY Education Investment owns (collectively named as “new VIEs”) and the shareholders of BGY Education Investment on January 25, 2017 (“New VIE Arrangement).

5)

On February 8, 2017, the Company issued additional 99,999,990 shares to exchange 100% equity interest of Impetus to the Company. After the Company’s share increment, the total outstanding share of the Company was 100,000,000 share, among that, 72.6%, 20% and 7.4% of its shares are held by Ms. Meirong Yang (“Ms. M”), Ms. Huiyan Yang (“Ms. H”) and Mr. Junli He (“Mr. He”), the chief executive officer of the Group, respectively. Each shareholder maintain individual ownership interests in the Group prior to the Reorganization. The 7.4% of the Company’s shares was issued to Mr. He as the exchange of his interest of the Education Group as part of the acquisition transaction as described in Note 3.

The Company was incorporated in December 2016 and the current structure was completed in February 2017. The Group has accounted for the Reorganization akin to a reorganization of entities under common control and accordingly, the accompanying combined and consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented and the assets, liabilities, revenue, expenses and cash flows of the Group are presented by using historical costs. The share and per share data relating to the ordinary shares issued by the Company are presented as if the Reorganization occurred at the beginning of the first period presented.

The Group’s principal subsidiaries and VIE subsidiaries and schools as of August 31, 2017 are as follows:

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as at August 31, 2017	Principal activities
Wholly owned subsidiaries:
Impetus	Cayman	April 1, 2014	100%	Investment holding
Time Education China Holdings Limited	Hong Kong	August 16, 2013	100%	Investment holding
Time Elan Education Technology Co., Ltd.	The PRC	December 6, 2013	100%	Complementary education services
Zhuhai Bright Scholar	The PRC	January 24, 2017	100%	Investment holding
Shenzhen Qianhai Bright Scholar Management and Consulting Co. Ltd.	The PRC	December 15, 2016	100%	Investment holding
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	The PRC	July 20, 2016	100%	Complementary education services
Foshan Shunde Elan Education Training Co., Ltd.	The PRC	April 12, 2017	100%	Complementary education services
Shenzhen Elan Education Training Co., Ltd.	The PRC	April 1, 2017	100%	Complementary education services
Zhuhai Hengqin Kaidi Education Consulting Co., Ltd.	The PRC	May 11, 2017	80%	Complementary education services

Variable interest entities (“VIEs”)
BGY Education Investment	The PRC	October 16, 2014	100%	Investment holding
Shanghai Elan Culture Communication Co., Ltd.	The PRC	September 16, 2013	100%	Complementary education services
Shenzhen Time Elan Technology Co., Ltd.	The PRC	October 19, 2015	100%	Complementary education services
Time Elan Education Technology (Beijing) Co., Ltd.	The PRC	December 17, 2012	100%	Complementary education services
Guangdong Country Garden School (“GCGS”)	The PRC	January 3, 1994	100%	Kindergarten and international formal education services
Huanan Country Garden School (“HCGS”)	The PRC	June 2, 2004	100%	Formal education services
Huanan Country Garden Bilingual Kindergarten	The PRC	June 22, 2004	100%	Kindergarten education services
Phoenix City Country Garden Kindergarten	The PRC	December 13, 2009	100%	Kindergarten education services
Phoenix City Bilingual School (“PCBS”)	The PRC	April 1, 2004	100%	Formal education services
Licheng Country Garden Bilingual Kindergarten	The PRC	November 17, 2004	100%	Kindergarten education services
Country Garden Venice Bilingual School (“CGBS”)	The PRC	September 1, 2007	100%	Formal education services
Nansha Country Garden Bilingual Kindergarten	The PRC	August 7, 2009	100%	Kindergarten education services
Phoenix City Bilingual Kindergarten	The PRC	April 16, 2008	100%	Kindergarten education services
Wuyi Country Garden Bilingual School	The PRC	September 1, 2009	100%	Formal education services
Shawan Country Garden Kindergarten	The PRC	July 5, 2010	100%	Kindergarten education services
Heshan Country Garden Kindergarten	The PRC	September 1, 2010	100%	Kindergarten education services
Heshan Country Garden School	The PRC	September 1, 2010	100%	Formal education services
Country Garden Venice Kindergarten	The PRC	September 1, 2011	100%	Kindergarten education services
Wuhan Country Garden Kindergarten	The PRC	August 26, 2011	100%	Kindergarten education services
Wuhan Country Garden School	The PRC	August 26, 2011	100%	Formal education services
Huanan Country Garden Cuiyun Mountain Kindergarten	The PRC	May 31, 2012	100%	Kindergarten education services

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as at August 31, 2017	Principal activities
Zengcheng Country Garden Kindergarten	The PRC	October 18, 2013	100%	Kindergarten education services
Zengcheng Country Garden School	The PRC	October 8, 2013	100%	Formal education services
Fengxin Country Garden Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services
Phoenix City Fengyan Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services
Country Garden Huacheng Kindergarten	The PRC	August 21, 2003	100%	Kindergarten education services
Country Garden Huacheng School	The PRC	August 21, 2003	100%	Formal education services
Xiju Country Garden Kindergarten	The PRC	March 3, 2013	100%	Kindergarten education services
Dalang Country Garden Kindergarten	The PRC	March 15, 2013	100%	Kindergarten education services
Huadu Holiday Peninsula Kindergarten	The PRC	August 5, 2013	100%	Kindergarten education services
Jurong Country Garden School	The PRC	September 1, 2013	100%	Formal education services
Maoming Country Garden Kindergarten	The PRC	March 5, 2013	100%	Kindergarten education services
Country Garden Silver Beach Kindergarten	The PRC	August 20, 2014	100%	Kindergarten education services
Haoting Country Garden Kindergarten	The PRC	November 27, 2014	100%	Kindergarten education services
Huaxi Country Garden International Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services
Huiyang Country Garden Kindergarten	The PRC	September 17, 2014	100%	Kindergarten education services
Ningxiang Country Garden School*	The PRC	September 1, 2014	100%	Formal education services
Huaxi Country Garden International School	The PRC	September 1, 2015	100%	Formal education services
Ningxiang Country Garden Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services
Ningxiang Country Garden Foreign Language Training School*	The PRC	September 1, 2014	100%	Formal education services
Country Garden Experimental School	The PRC	July 1, 2015	100%	Formal education services
Country Garden Silver Beach School	The PRC	August 20, 2015	100%	Formal education services
Danyang Country Garden Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Gaoming Country Garden Kindergarten	The PRC	August 13, 2015	100%	Kindergarten education services
Huidong Silver Beach Education Consulting Co., Ltd.	The PRC	June 30, 2015	100%	Formal education services
Laian Country Garden Foreign Language School	The PRC	August 11, 2015	100%	Formal education services
Laian Country Garden Kindergarten	The PRC	August 11, 2015	100%	Kindergarten education services
Lanzhou Country Garden Kindergarten	The PRC	August 22, 2016	100%	Kindergarten education services
Chuzhou Country Garden Kindergarten	The PRC	April 17, 2017	100%	Kindergarten education services
Qingyuan Country Garden Bilingual Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	The PRC	November 1, 2015	100%	Kindergarten education services
Taishan Country Garden School	The PRC	August 24, 2015	100%	Formal education services
Lanzhou Country Garden School	The PRC	September 1, 2016	100%	Formal education services
Enping Country Garden Kindergarten	The PRC	August 3, 2015	100%	Kindergarten education services
Foshan Elan Educational Technology Co., Ltd.	The PRC	July 1, 2016	100%	Complementary education services
Huai'an Bright Scholar Tianshan Cultural Education Int & Mgt Co.Ltd.	The PRC	March 07, 2017	70%	Complementary education services
Baoding Baigou New City Bright Scholar Shenghua Educational Consulting Co.,Ltd.	The PRC	May 19, 2017	70%	Complementary education services
Guangdong Xingjian Education Co., Ltd	The PRC	April 2, 2015	100%	Complementary education services
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	The PRC	July 16, 2015	100%	Complementary education services
Shanghai Elan Educational Training Co., Ltd.	The PRC	September 30, 2016	100%	Complementary education services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and combination and consolidation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Group has considered the Reorganization as a change in reporting entity for a reorganization of entities under common control of the Yang’s Family and hence reflect the Reorganization in a manner similar to the pooling of interests method of accounting and the combined assets, liabilities, revenues and expenses are all reflected under historical cost basis of the Yang’s Family. Accordingly, all financial information presented for the three years ended August 31, 2015, 2016 and 2017 and as of August 31, 2016 and 2017 (prior to the consummation of Reorganization and the incorporation of the Company) was prepared on a combined basis which represents the combined results of operations, financial position and cash flows of all the entities under common control of the Yang’s Family as if the Reorganization occurred on the earliest date during which all the entities were under common control of the Yang’s Family.

(b) Principles of consolidation

The accompanying combined and consolidated financial statements include the financial information of the Company, its subsidiaries and its consolidated variable interest entities (“VIEs”) (collectively the “Group”). All intercompany balances and transactions have been eliminated.

BGY Education Investment Management, its subsidiaries and schools, other affiliated entities and variable interest entities under common control of Yang’s Family are collectively referred to as the “Combined Entities”. The Group’s combined and consolidated financial statements include (i) the combined financial statements of each of the Combined Entities from their respective date of incorporation or date of combination through December 16, 2016 (date of the incorporation of the Company), and (ii) the consolidated financial statements of the Company, its wholly-owned subsidiaries and its consolidated VIEs for the period from December 16, 2016 to August 31, 2017. The combined and consolidated financial statements reflect the operations of the Combined Entities through December 16, 2016 and the Group’s consolidated operations thereafter.

Consolidation of VIEs

PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

Accordingly, the Company, through its wholly owned subsidiary in China (the “WFOE”), Zhuhai Bright Scholar, have entered into the following contractual arrangements with BGY Education Investment, BGY Education Investment’s schools and subsidiaries and BGY Education Investment’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE.

Agreements that provide the Group with effective control over the VIEs include:

Voting Rights Proxy Agreement & Irrevocable Power of Attorney

Under voting right proxy agreement and irrevocable power of attorney, each of the shareholders of BGY Education Investment has executed a power of attorney to grant Zhuhai Bright Scholar the power of attorney to act on his or her behalf on all matters pertaining the BGY Education Investment and to exercise all of his or her rights as a shareholder of BGY Education Investment, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Zhuhai Bright Scholar terminates the agreement by giving a prior written notice or gives its consent to the termination by BGY Education Investment.

Exclusive Call Option Agreement

Under the exclusive call option agreement, each of the shareholders of BGY Education Investment granted Zhuhai Bright Scholar or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in BGY Education Investment when and to the extent permitted by PRC law. Zhuhai Bright Scholar or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Zhuhai Bright Scholar’s written consent, the shareholders of BGY Education Investment shall not transfer, donate, pledge, or otherwise dispose any equity interests of BGY Education Investment in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement cannot be terminated by BGY Education Investment or their shareholders.

Equity Pledge Agreement

Under the equity pledge agreement, each of the shareholders pledged all of their equity interests in BGY Education Investment to Zhuhai Bright Scholar as collateral to secure their obligations under the equity pledge agreements. If the shareholders of BGY Education Investment breach their respective contractual obligations, Zhuhai Bright Scholar, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of BGY Education Investment shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in BGY Education Investment without prior written consent of Zhuhai Bright Scholar. The equity pledge right held by Zhuhai Bright Scholar will expire when the shareholders of BGY Education Investment and Zhuhai Bright Scholar have fully performed their respective obligations under the Consulting Services

Agreement and Operating Agreement, or the shareholder is no longer a shareholder of BGY Education Investment or the satisfaction of all its obligations by BGY Education Investment under the VIE contractual arrangements.

The agreements that transfer economic benefits of BGY Education Investment to the Group include:

Exclusive Management Services and Business cooperation Agreement

Under the exclusive management services and business cooperation agreement, BGY Education Investment engages Zhuhai Bright Scholar as its exclusive technical and operational consultant and under which Zhuhai Bright Scholar agrees to assist in business development and related services necessary to conduct BGY Education Investment’s operational activities. BGY Education Investment shall not seek or accept similar services from other providers without the prior written approval of Zhuhai Bright Scholar. The agreements will be effective as long as BGY Education Investment exists. Zhuhai Bright Scholar may terminate this agreement at any time by giving a prior written notice to BGY Education Investment.

Under the above agreements, the shareholders of BGY Education Investment irrevocably granted Zhuhai Bright Scholar the power to exercise all voting rights to which they were entitled. In addition, Zhuhai Bright Scholar has the option to acquire all of the equity interests in BGY Education Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Zhuhai Bright Scholar is entitled to receive service fees for certain services to be provided to BGY Education Investment.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the BGY Education Investment, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of BGY Education Investment under the relevant agreements. Because the Group, through Zhuhai Bright Scholar, has (i) the power to direct the activities of BGY Education Investment, that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from BGY Education Investment, the Group is deemed the primary beneficiary of BGY Education Investment. Accordingly, the Company consolidates and combines BGY Education Investment’s financial results of operations, assets and liabilities in the Group’s consolidated and combined financial statements.

The Group believes that the contractual arrangements with the VIEs are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•

BGY Education Investment and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of BGY Education Investment, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there may be substantial uncertainty as to the outcome of any such legal proceedings.

•

BGY Education Investment and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate BGY Education Investment in its combined and consolidated financial statements as it may lose the ability to exert effective control over BGY Education Investment and their shareholders, and it may lose the ability to receive economic benefits from BGY Education Investment.

The following amounts and balances of BGY Education Investment were included in the Group’s combined and consolidated financial statements after the elimination of intercompany balances and transactions.

	As at August 31
	2016	2017
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	355,830	777,964
Restricted cash	6,433	13,662
Held-to-maturity investments	30,500	6,390
Accounts receivable	2,066	20
Amounts due from related parties	138,091	7,940
Other receivables, deposits and other assets	28,996	26,307
Inventories	9,580	8,598
Total current assets	571,496	840,881
Property and equipment, net	431,324	412,849
Land use right, net	35,667	34,694
Intangible assets, net	23,702	21,177
Goodwill	102,332	104,035
Prepayment for construction contract	2,421	5,490
Deferred tax assets, net	26,942	25,337
Other non-current assets	44,627	43,660
TOTAL ASSETS	1,238,511	1,488,123
LIABILITIES
Current liabilities
Accounts payable	(63,605)	(50,899)
Amounts due to related parties	(64,988)	(62,138)
Accrued expenses and other current liabilities	(200,092)	(255,859)
Income tax payable	(16,169)	(13,958)
Current portion of deferred revenue	(664,201)	(761,876)
Total current liabilities	(1,009,055)	(1,144,730)
Deferred tax liabilities, net	(5,924)	(5,294)
Deferred revenue	(1,202)	—
Other non-current liabilities	(58,696)	(59,806)
TOTAL LIABILITIES	(1,074,877)	(1,209,830)

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Total revenue	745,850	1,040,329	1,320,421
Net (loss) income	(39,912)	3,530	34,447
Net cash provided by operating activities	134,887	207,501	466,704
Net cash (used in) provided by investing activities	(154,381)	182,783	(38,909)
Net cash provided by (used in) financing activities	115,614	(272,269)	1,568
Net increase in cash and cash equivalent	96,120	118,015	429,363
Cash and cash equivalent at beginning of year	148,128	244,248	362,263
Cash and cash equivalent at end of year	244,248	362,263	791,626

BGY Education Investment contributed 100%, 100% and 99.4% of the Group’s combined and consolidated revenue for three years ended August 31, 2015, 2016 and 2017. As of August 31, 2016 and 2017, BGY Education Investment accounted for an aggregate of 99.9% and 55.39%, respectively, of the audited combined total assets, and 99.5% and 90.34%, respectively, of the combined total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to BGY Education Investment. However, if BGY Education Investment were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of BGY Education Investment or entrustment loans to BGY Education Investment.

The Group believes that there are no assets held in the BGY Education Investment that can be used only to settle obligations of BGY Education Investment, except for registered capital and the PRC statutory reserves. As the BGY Education Investment is incorporated as a limited liability company under the PRC Company Law, creditors of the BGY Education Investment do not have recourse to the general credit of the Company for any of the liabilities of the BGY Education Investment. Relevant PRC laws and regulations restrict BGY Education Investment from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include assessment of realization of deferred tax assets, impairment assessment of long-lived assets, valuation of share-based compensation and goodwill and assumptions used to determine the fair value of the assets acquired through business combination. Actual results may differ materially from those estimates.

(d) Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables, deposits, accounts payable, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(e) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the affiliates incorporated outside the mainland China are the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIEs is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

(f) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB 362,451 and RMB 796,587 as of August 31, 2016 and 2017, respectively.

(g) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the combined and consolidated balance sheets, and the related combined and consolidated statements of operations, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.5888, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August, 2017, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and principal-secured floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The carrying value of cash equivalents approximates market value.

(i) Restricted cash

The Group’s restricted cash mainly represents (a) deposit held in a designated bank account for the sole purpose of business operation including the establishment of new schools and subsidiaries; and (b) deposit restricted as to withdrawal or use under government regulations. Restricted cash is classified as current based on respective agreements with the banks and governing authorities, the term of which are 12 months or less.

(j) Held-to-maturity investments

Financial investments consist of one held-to-maturity investment with an original maturity term of six months. The Group’s held-to-maturity investments are classified as current investments on the consolidated balance sheets as of August 31, 2017 since the term of certain investments will be matured within one year. The held-to-maturity investments are stated at their amortized costs.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investments fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Groups intent and ability to hold the investments. OTTI is recognized as a loss in the combined and consolidated statement of operations.

(k) Inventories

Inventories are stated at the lower of cost or net realizable value.

(l) Property and equipment, net

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation expense is included in either cost of revenue or selling, general and administrative expenses, as appropriate. Property, and equipment consist of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 - 40 years
Leasehold improvement	3 – 5 years or the lesser of remaining life of lease
Motor vehicles	4 - 10 years
Electronic equipment	5 - 10 years
Office equipment	3 - 5 years
Other equipment	3 - 5 years
Others	3 years

(m) Land use right, net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreement, which is 40 years.

(n) Construction in progress

The Group constructs certain of its property. In addition to cost under the construction contracts, external costs, including consulting fee directly related to the construction of such facilities, are capitalized. Depreciation is recorded at the time assets are ready for the intended use.

(o) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the years ended August 31, 2015, 2016 and 2017.

(p) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

Goodwill is tested for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, the company may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the results of annual goodwill impairment tests, as of testing date, no impairment indicators were noted for all the periods presented.

Acquired intangible assets other than goodwill consist of trademarks and brand and core curriculum are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademarks & brand	10 years
Core curriculum	10 years

(q) Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of returns, discounts, and sales related tax. The primary sources of the Group’s revenues are as follows:

Educational programs and services

Service income includes tuition fees and boarding fees from international schools and bilingual schools of the Group and tuition fees from kindergartens of the Group.

Tuition and boarding fees received are generally paid in advance prior to the beginning of each semester, and are initially recorded as deferred revenue. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears later. Tuition and boarding fees are recognized proportionately over the relevant period of the applicable program. The portion of tuition and boarding payments received from students but not earned is recorded deferred revenue and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s school is generally from September to January of the following year and from March to July.

Educational materials

Revenue attributable to educational materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students.

Training course and program fees

Revenue derived from providing language training and other programs is recognized proportionally as the Group deliver these services over the period of the course.

(r) Cost of revenues

Cost of revenues consists of the following:

•	staff costs, which primarily consist of salaries and other benefits for the teachers,
•	education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses, scholarships and student activity expenses,
•	utilities and maintenance costs for the schools, and
•	cost of goods sold for ancillary services, which primarily consist of cost of goods sold at the on-campus canteens.

(s) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 371, RMB 2,474 and RMB 2,099 for the years ended August 31, 2015, 2016 and 2017, respectively.

(t) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets for amounts more likely than not to be realized.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

The Group record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. The Group accrues interest and penalties related to unrecognized tax benefits in other liabilities and recognizes the related expense in income tax expense.

(u) Employee Benefits

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at certain percentages of the deemed salary rate announced annually by the local government authorities.

The Group provides housing subsidies benefit for certain employees of GCGS. The Group estimates the expenses and related costs on the basis of the probability of the eligibility of GCGS’s employees, the average tenure and reasonable discount rates.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(v) Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

(v) Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the combined and consolidated statements of comprehensive income.

(x) Contingent Liabilities

The Group is subject to lawsuits, investigations and other claims related to the operation of our schools, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of accruals and disclosures required, if any, for these contingencies is made after considerable analysis of each individual issue. The Group accrues for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Group discloses contingent liabilities when the risk of material loss is at least reasonably possible or probable.

The contingent liabilities contain uncertainties because the eventual outcome will result from future events. The determination of accruals and any reasonably possible losses in excess of those accruals require estimates and judgments related to future changes in facts and circumstances, interpretations of the law, the amount of damages or fees, and the effectiveness of strategies or other factors beyond the Group’s control. If actual results are not consistent with the Group’s estimates or assumptions, the Group may be exposed to gains or losses that could be material.

(y) Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the combined statements of operations on a straight-line basis over the lease term and have been included in the operating expenses in the combined statements of operations.

(z) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2017, substantially all of the Group’s cash and cash equivalents, and term deposits were deposited with financial institutions with high-credit ratings and quality.

(aa) Earnings per Share

Basic and diluted earnings per share is computed by dividing earning attributable to holders of ordinary shares by the weighted average number of ordinary shares by the weighted average number of the ordinary shares outstanding during the period. During the three years ended August 31, 2015, 2016, 2017, the Company has no potentially dilutive ordinary shares and hence, the basic and diluted EPS are equal for the periods presented.

(ab) Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or “FASB”) issued Accounting Standards Updates (or “ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of the standard on its combined and consolidated financial statements.

In July 2015, the FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (ASU 2015-11). Topic 330 currently requires an entity to measure inventory at the lower of cost or market, with market value represented by replacement cost, net realizable value or net realizable value less a normal profit margin. ASU 2015-11 requires an entity to measure inventory at the lower of cost or net realizable value. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The amendments in the ASU should be applied prospectively with early application permitted as of the beginning of an interim or annual reporting period. The Company has early adopted the amendments during the fiscal year ended August 31, 2016.

In February 2016, the FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Company is in the process of evaluating the impact of the standard on its combined and consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Company is in the process of assessing the impact of this ASU on its combined and consolidated financial statements.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made After a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. The Group is in the process of evaluating the impact of this ASU to its combined and consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, "Income Taxes (Topic 740)". Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. This guidance will be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Group does not anticipate that the adoption of ASU 2016-16 will have a material impact on the combined and consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of the standard on its combined and consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The Company early adopted the amendments for the fiscal year ended August 31, 2016, and each of the prior periods presented were retrospectively adjusted. As of August 31, 2016 and 2017, restricted cash of RMB 6,433 and RMB 13,662, is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Group is in the process of evaluating the impact of the Update on its combined and consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Company is in the process of assessing the impact on its combined and consolidated financial statements from the adoption of the new guidance.

In February, 2017, the FASB issued a new pronouncement, ASU 2017-05, "Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets", which clarifies the scope of the board’s guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The ASU conforms the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue standard (ASC 606, as amended). The ASU clarifies that ASC 610-20 applies to the derecognition of all nonfinancial assets and in-substance nonfinancial assets. While the guidance in ASC 360-20 contained references to in-substance assets (e.g., in-substance real estate), it would not have applied to transactions outside of real estate. The FASB therefore added the definition of an in-substance nonfinancial asset to the ASC master glossary. Further, the ASU amends the industry-specific guidance in ASC 970-323 to align it with the requirements in ASC 606 and ASC 610-20. It also eliminates ASC 360-20 as well as the initial-measurement guidance on nonmonetary transactions in ASC 845-10-30 to simplify the accounting for partial sales (i.e., entities would use the same guidance to account for similar transactions) and to remove inconsistencies between ASC 610-20 and the noncash consideration guidance in the new revenue standard. As a result of these changes, any transfer of a nonfinancial asset in exchange for the non-controlling ownership interest in another entity (including a non-controlling ownership interest in a joint venture or other equity method investment) should be accounted for in accordance with ASC 610-20. The effective date of the new guidance is aligned with the requirements in the new revenue standard, which is effective for public entities for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. If the entity decides to early adopt the ASU’s guidance, it must also early adopt ASC 606 (and vice versa). The Company is in the process of assessing the impact on its combined and consolidated financial statements from the adoption of the new guidance.

In March, 2017, the FASB issued a new pronouncement, ASU 2017-08, "Premium Amortization on Purchased Callable Debt Securities" which is intended to enhance “the accounting for the amortization of premiums for purchased callable debt securities.” Specifically, the ASU shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring that the premium be amortized to the earliest call date. The ASU is being issued in response to concerns from stakeholders that “current GAAP excludes certain callable debt securities from consideration of early repayment of principal even if the holder is certain that the call will be exercised.” The ASU’s amendments are effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of assessing the impact on its combined and consolidated financial statements from the adoption of the new guidance.

3.	BUSINESS COMBINATION

Acquisition of Impetus

On January 27, 2016, Yang’s Family completed the acquisition of 100% equity interests in Impetus, together with its subsidiaries and variable interest entities (collective as “Time Education Group”). Time Education Group operates 15 training institutes in the PRC under the brand of “Elan”. The merging of Time Education Group’s training institutes with the Education Group’s strong management team, leading brands and vertically integrated model allows the Education Group to provide high-quality, competitively priced and diversified services to the customers.

The equity interests was originally held at 30%, 14%, and 56% by Greenergy Development Pte. Ltd (“Greenergy”), Accurate Vision Holdings Ltd (“Accurate Vision”) and Mr. Junli He (Mr. He), respectively. Mr. He became the CEO of the Education Group after the acquisition of Impetus. Greenergy and Accurate Vision are companies owned by independent third parties.

The total consideration included i) cash consideration of RMB 54,600 which has been paid to the selling shareholders by August 31, 2016 and ii) 7.41% interests of Education Group to Mr. He. In addition, as part of the transaction, Mr. He has obligation to provide services to the Education Group and act as CEO after the acquisition. Hence, the Group determined that part of the consideration is related to the costs of services provided by Mr. He and allocated RMB 95,070 to share based compensation (see note 14 for details) .

The Group determined the total consideration for the acquisition of Time Education Group as follows:

RMB
Fair value of 7.41% interests of Education Group as of acquisition date (note 14)	150,000
Cash paid to the shareholders of Time Education Group by Yang’s Family	47,600
Cash paid to the shareholders of Time Education Group by the Group	7,000
Total amount	204,600
Attributable to cost of services provided by Mr. He as CEO	95,070
Total consideration for the acquisition	109,530

The fair value of Education Group and Time Education Group on the acquisition date are calculated by adopting income approach, in particular, the discounted cash flow method to analyze the indicative value of both of the groups. The fair value are estimated based on significant inputs which mainly include the financial results, growth trends and discount rate (see note 14 for details).

The acquisition of 100% equity interest of Time Education Group has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist them with the valuation of interest in Time Education Group as well as property and equipment and intangible assets. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the combined financial statements since the date of acquisition. The purchase price was allocated as at the date of acquisition as follows:

	RMB	Amortization period
Cash	6,899
Other current assets	10,443
Property and equipment	7,434	3~5 years
Intangible assets
Trademarks and brand	24,186	10 years
Core curriculum	1,007	10 years
Goodwill	102,332
Other current liabilities	(36,473)
Deferred tax liabilities	(6,298)
Total consideration and value to be allocated to net assets	109,530

The identifiable assets acquired, except for trademark and brand, core curriculum, liabilities assumed and any non-controlling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the complementary education services segment as a result of these acquisitions.

The following table summarizes unaudited pro forma results of operations for the years ended August 31, 2015 and 2016, assuming that acquisitions of Impetus occurred as of the beginning of the presented period. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the year ended August 31, 2015

RMB
Pro forma revenue	765,113
Pro forma loss from operations	(86,169)
Pro forma net loss attributable to the Group	(50,647)

Pro forma for the year ended August 31, 2016

RMB
Pro forma revenue	1,056,341
Pro forma income from operations	1,689
Pro forma net loss attributable to the Group	(40,835)

Revenues and net loss in the amount of RMB 25,577 and RMB 8,464, respectively, attributable to Time Education Group acquired in January 2016 were included in the combined statements of operations since the acquisition date.

4.	HELD-TO-MATURITY INVESTMENTS AND DEBT INVESTMENTS

As of August 31, 2017, the Group’s held-to-maturity investments consist of investment in a Limited Liability Partnership (“LLP”), which principally invests in the film and television venture capital fund of Beijing Pinjin Capital Management LLP in the PRC carried at amortized cost of RMB 6,000, which approximate the aggregate fair value. This investment matures within one year and are classified as current assets. The amount of unrealized holding gain as of August 31, 2017 was RMB 390.

The held-to-maturity investments in LLP have fixed maturity dates and pay a target return on the amount invested. The Group has the positive intent and ability to hold the investments to maturity. There has been no impairment recognized and no sales of any held-to-maturity investments before maturities during the periods presented.

For the years ended August 31, 2017, the Group purchased available-for-sale investments in debt securities amounting to RMB 780,000, and collected RMB 787,631 with investment income of RMB 7,631.

5.	OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the followings:

	As at August 31,
	2016	2017
	RMB	RMB
Other receivables from third parties	4,346	358
Advances to employees	8,724	5,740
Deposits	5,090	7,714
Unamortized expense for housing subsidies - current	2,916	2,735
Others	8,272	13,988
Total	29,348	30,535

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As at August 31,
	2016	2017
	RMB	RMB
Buildings	509,194	509,862
Leasehold improvement	116,050	145,851
Motor vehicles	12,538	13,033
Electronic equipment	32,302	35,481
Office equipment	35,904	39,957
Other equipment	62,500	63,863
Construction in progress	10,717	26,473
Others	47,264	56,823
Total costs	826,469	891,343
Less: accumulated depreciation	395,092	467,999
Property and equipment, net	431,377	423,344

For the years ended August 31, 2015, 2016 and 2017, depreciation expenses were RMB56,134, RMB 69,548 and RMB 74,436, respectively.

7.	LAND USE RIGHT, NET

	As at August 31,
	2016	2017
	RMB	RMB
Land in Ningxiang, Changsha City	38,920	38,920
Less: accumulated amortization	3,253	4,226
Land use right, net	35,667	34,694

The lease period of the land use right is from November 2013 to November 2053. Amortization expenses were RMB 973 for each of the three years ended August 31, 2017.

8.	INTANGIBLE ASSETS

Intangible assets consisted of the followings:

	As at August 31,
	2016	2017
	RMB	RMB
Trademarks and brand	24,778	24,186
Core curriculum	1,007	1,007
Total costs	25,785	25,193
Less: accumulated amortization	1,955	4,016
Intangible assets, net	23,830	21,177

Amortization expenses for the intangible assets for the years ended August 31, 2015, 2016 and 2017 were nil, RMB 1,573 and RMB 2,647 respectively. As of August 31, 2017, the estimated amortization expenses related to intangible assets for each of the next five years is expected to be RMB 2,519.

9.	DEPOSITS FOR ACQUISITION

On July 20, 2017, Zhuhai Bright Scholar signed an agreement to acquire 21% share of Can-Achieve Beijing Education Consulting Limited, a Beijing education consulting company. According to the agreement, the board of directors contains 5 members which Zhuhai Bright Scholar will occupy 2 seats. By the end of August 31, 2017, the registration in State Administration for Industry and Commerce ("SAIC") of Can-Achieve Beijing Education hasn't been completed while Zhuhai Bright Scholar hasn't designated directors to Can-Achieve Beijing Education. And in July 2017, the company paid RMB 78,750 acquisition deposits to Can-Achieve Beijing. When finalizing the registration and designation of directors, the acquisition of 21% share of Can-Achieve Beijing will be presented as a long-term equity investment.

10.	OTHER NON-CURRENT ASSETS/ OTHER NON-CURRENT LIABIIITIES

The Group provides housing subsidies benefit for eligible employees of GCGS. Eligible employees can be entitled for the housing subsidies if they fulfill the following criteria: 1) awarded as distinguished teachers in five consecutive years or in seven years accumulated; and 2) continue to be distinguished teachers in next five consecutive years or in seven accumulated years after the first criterion is fulfilled.

The future housing subsidies expenses to eligible employees are recognized as assets, and amortized over the remaining tenure of each eligible employee as agreed in respective housing subsidy agreement. Total unamortized expense were RMB 47,543 and RMB 46,395 as of August 31, 2016 and 2017, respectively. The current portion of the unamortized expense for housing subsidies of RMB 2,916 and RMB 2,735 were included in other receivables, deposits and other assets (Note 5). The remaining non-current unamortized expense of RMB 44,627 and RMB 43,660 as of August 31 2016 and 2017, respectively, are included in other non-current assets.

The Group also has a present obligation as a result of such benefit plan and believes that it is more likely than not that an outflow will be required to settle the obligation. The Group estimates the expenses and related costs on the basis of the probability of the eligibility of GCGS’ employees at 59.9%, the average tenure of 35 years, employees’ turnover rate at 10% and reasonable discount rates at 9%. Total non-current liabilities were RMB 58,696 and RMB 59,806 as of August 31, 2016 and 2017, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As at August 31,
	2016	2017
	RMB	RMB
Payroll and related benefits	114,976	137,738
Temporary receipt from students	55,019	97,628
Deposits received	16,845	19,947
Others	14,179	17,166
Total	201,019	272,479

12.	SHARE CAPITAL

The Company was incorporated in December 16, 2016. As of the incorporation date, the total issued share capital of the Company is USD 0.0001 consisting of 10 ordinary shares with a par value of USD 0.00001 and total authorized share capital is USD 50 divided into 5,000,000,000 shares. In February 2017, the Company issued additional 99,999,990 shares to exchange 100% equity interest of Impetus. After the Company’s share increment, the total outstanding share of the Company was 100,000,000 shares, among that, 72.6% 20% and 7.4% of its shares are held by Ms. M, Ms. H and Mr. He, the chief executive officer of the Group, respectively, and each shareholder maintain individual ownership interests in the Group prior to the Reorganization.

The Company has completed its share split on April 26, 2017 on a 10-for-1 basis, which resulted in an increase in the number of shares issued and outstanding from 500,000,000 to 5,000,000,000 shares and 10,000,000 to 100,000,000 shares, respectively, after the effect of share split. All references to shares and per share amounts in the accompanying financial statements have been retrospectively restated to reflect the aforementioned share split.

The shares information relating to a total of 92.6% of 100,000,000 ordinary shares (i.e. 92,590,000 shares) issued by the Company to the Yang’s Family in exchange for their ownership of the entities that had been under the control of the Yang’s Family for the entire period presented, was presented as if the Reorganization occurred at the beginning of the first period presented. The total of 7.4% of 100,000,000 ordinary shares issued by the Company to Mr. He was presented as addition of shares in January 2016 as part of the consideration of the acquisition of Impetus (i.e. 3,844,870 shares) and its compensation for acting as CEO of the Group after the acquisition (i.e. 3,565,130 shares) (see Note 3).

Upon the IPO in May 2017 and exercise of the green shoes options in June 2017, the Company issued 15,000,000 and 2,250,000 class A ordinary shares, respectively.

13.	REVENUE

The Group provides private kindergarten, primary, middle and high school educational services in the PRC. The Group’s revenue mainly includes tuition income from education program, sale of education materials, meal income, boarding income and other education services related revenue. Revenue for the years ended August 31, 2015, 2016 and 2017 were all generated in the PRC.

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Tuition income from kindergartens, primary, middle and high schools programs	609,033	824,216	1,001,322
Tuition income from training institutes	—	25,697	71,268
Sales of education materials	4,260	4,039	6,187
Meal income	94,317	126,490	159,257
Boarding income	31,492	44,385	55,286
Other revenue	6,795	15,771	35,803
Less: sales tax	47	269	756
Total	745,850	1,040,329	1,328,367

14.	SHARE-BASED COMPENSATION

In January 2016, Yang’s Family acquired 100% equity interest in Time Education Group. The Group paid 7.41% interest of the Education Group plus cash consideration to Mr. He for acquiring his 56% interest of Time Education Group and his services for acting as CEO of the Education Group after the acquisition. Hence, the Group determined that the amount in excess of the fair value of 7.41% interest in the Education Group and cash paid to Mr. He over the fair value of 56% interest in Time Education Group is deemed to be share-based compensation so as to attract Mr. He to serve as the CEO of the Education Group. Accordingly, the Group recorded share-based compensation expense of RMB 95,070 for the year ended August 31, 2016 and was included in selling, general and administrative expenses.

Commencing from the completion of acquisition, January 27, 2016, Mr. He is entitled to exercise any shareholder’s rights, including but not limited to the right to receive dividend and any voting rights, in respect of his 7.41% interest in the Education Group.

The Group engaged a third party valuation firm to assist them with the valuation of the Education Group and Time Education Group and determined that the fair value as of the acquisition date was RMB 2,025,000 and RMB 108,982, respectively. The Group applied the income approach - discounted cash flow method to estimate the fair value of the Education Group and Time Education Group as of the acquisition date. The major assumptions used in the discount cash flow model are as follows:

Education Group
Revenue growth rate	3% to 27%
Weight average cost of capital (“WACC”)	18%
Terminal growth rate	3%

Time Education Group
Revenue growth rate	3% to 269%
Weight average cost of capital (“WACC”)	18%
Terminal growth rate	3%

15.	INCOME TAXES

Income tax expense (benefit) consist of the following:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Current income tax expense:
PRC	2,768	13,120	39,995
Deferred income tax (benefit) expense:
PRC	(32,085)	4,769	975
Total income tax (benefit) expense:	(29,317)	17,889	40,970

Cayman Islands

The company and Impectus are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and Impetus are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Time Education China Holding Limited, is located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong Profits tax has been made in the combined and consolidated financial statements as it has no assessable income for the years ended August 31, 2015, 2016 and 2017.

PRC

The subsidiaries and VIEs incorporated in the PRC were generally subject to a corporate income tax rate of 25%.

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), consolidated the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions. Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten were entitled to a five year tax exemptions from year January 1, 2013 to December 31, 2017 as they were determined as non-profit organization according to the Financial Bureau and National Taxation Bureau of Changsha. Zhuhai Bright Scholar is a company registered in Hengqin New Area whose main business falls within the preferential enterprise income tax ("EIT") catalogue of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 70% of its total revenue. Zhuhai Bright Scholar was classified as a domestically-owned enterprise in Hengqin New Area, Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 24, 2017 (date of incorporation) to August 31, 2017. If Zhuhai Bright Scholar continues to meet the relevant requirements, it may be eligible for the preferential EIT rate for the following years until December 31, 2020.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As at August 31,
	2016	2017
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	38,192	37,620
Less: valuation allowance	(11,250)	(12,283)
Total deferred tax assets	26,942	25,337
Deferred tax liabilities:
Intangible assets	5,924	5,294
Total deferred tax liabilities	5,924	5,294

Movement in valuation allowance is as follows:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Beginning balance	28,209	17,479	11,250
Additions	10,881	7,510	4,836
Reversal	(21,375)	(13,666)	(3,257)
Expired	(236)	(73)	(546)
Ending balance	17,479	11,250	12,283

As of August 31, 2015, 2016 and 2017 tax loss carry-forward amounted to RMB 198,256, RMB 152,768 and RMB 150,480, respectively, and would expire by the end of calendar year 2020, 2021 and 2022. The Group operates its business through its subsidiaries, its VIEs, and other affiliated companies under common control with BGY Education Investment. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and other affiliated companies under common control with BGY Education Investment may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 17,479, RMB 11,250 and RMB 12,283 had been established as of August 31, 2015, 2016 and 2017, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that considered to be indefinitely reinvested and thus would not be subject to income tax.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in combined financial statements for the years ended August 31, 2015, 2016, and 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The years 2015 to 2017 remain subject to examination by the PRC tax authorities.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in calendar year 2015, 2016 and 2017 to income before income taxes and the actual provision for income tax was as follows:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Net (loss) income before provision for income tax	(69,229)	20,805	232,779
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(17,308)	5,201	58,195
Effect of expenses that are not deductible in determining taxable profit	479	23,927	265
Unrecognized tax losses	10,881	7,510	4,836
Utilization of tax losses previously not recognized	(21,375)	(13,666)	(3,257)
Expiration of tax losses previously recognized	—	—	898
Effect of income tax exemptions	(1,943)	(4,831)	(19,967)
Others	(51)	(252)	—
Income tax (benefit) expense recognized in profit or loss	(29,317)	17,889	40,970

If the tax holidays granted to certain schools of the Group were not available, the Group’s income tax expense would have increased by RMB 1,943, RMB 4,831 and RMB19,967 for the years ended August 31, 2015, 2016 and 2017, respectively. The basic net loss per share attributable to the Company would increase by RMB 0.02, RMB 0.05 and RMB 0.19 for the years ended August 31, 2015, 2016 and 2017, respectively.

16.	EARNINGS PER SHARE

For the purpose of calculating earnings per share as a result of the Reorganization as described in Note 1 and the share split as described in Note 12, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company as if the Reorganization and the share split took place on September 1, 2014:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator used in basic and diluted earnings per share:
Net (loss) earnings attributable to Bright Scholar Education Holdings Limited	(40,078)	(36,374)	172,050
Earnings available for future distribution	(40,078)	(36,374)	172,050
Shares (denominator):
Weighted average common shares outstanding used in computing basic and diluted earnings per share	92,590,000	96,983,360	104,839,041
Net (loss) earnings per share
Basic and diluted	(0.43)	(0.38)	1.64

17.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Guangdong Elite Architectural Co., Ltd.	Entities controlled by chairman of the Group from establishment till April 29, 2016

Guangdong Country Garden Vocational Education School	Schools controlled by brother of principal shareholder of The Group

Guo Liang Occupation Training School	Schools controlled by brother of principal shareholder of The Group

Qingyuan Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Foshan Shunde Guohua Memorial High School	Schools controlled by brother of principal shareholder of The Group

Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by chairman of the Group

Guangdong Giant Leap Construction Co., Ltd.	Entities controlled by chairman of the Group

Changsha Ningxiang Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Guangzhou Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Foshan Shunde Bi Ri Security Engineering Co. Ltd.	Entities controlled by chairman of the Group

Ms. Meirong Yang	Principal shareholder

Wuhan Country Garden Property Management Co., Ltd.	Entities controlled by chairman of the Group

Foshan Shunde BiJing Electronics Technology Co., Ltd.	Entities controlled by chairman of the Group

Guangzhou Country Garden Shuttle Bus Services Limited	Entities controlled by chairman of the Group

Zhaoqing Country Garden Furniture Co., Ltd.	Entities controlled by chairman of the Group

Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	Entities controlled by chairman of the Group

Guangdong Shunde Chuang Xi Bang Sheng Furniture Co. Ltd.	Entities controlled by chairman of the Group

Guangyuan Country Garden Investment Co., Ltd.	Entities controlled by chairman of the Group

Huidong Country Garden Real Estate Development Co., Ltd.	Entities controlled by chairman of the Group

Laian Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Chuzhou Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Kaiping Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

The Group entered into the following transactions with its related parties:

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by Ms. H are as below
Guangzhou Country Garden Shuttle Bus Services Limited	1,398	3,213	1,232
Zhaoqing Country Garden Furniture Co., Ltd.	—	2,222	—
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	299	1,702	152
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co. Ltd.	—	—	1,186
Others	2,863	1,916	1,115
Total	4,560	9,053	3,685

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Construction services provided by other entities controlled by Ms. H are as below
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	6,985	—	—
Guangdong Giant Leap Construction Co., Ltd.	5,339	21,222	20
Foshan Shunde Bi Ri Security Engineering Co. Ltd.	5,767	—	—
Guangyuan Country Garden Investment Co., Ltd.	—	—	12,000
Others	873	—	—
Total	18,964	21,222	12,020

	For the year ended August 31,
	2015	2016	2017
	RMB	RMB	RMB
Services provided to other entities controlled by Ms. H are as below
Huidong Country Garden Real Estate Development Co., Ltd.	—	—	1,851
Kaiping Country Garden Real Estate Development Co., Ltd.	—	—	1,500
Others	—	—	1,278
Total	—	—	4,629

The following table presents amounts owed from and to related parties as of August 31, 2016 and 2017:

	As at August 31,
	2016	2017
	RMB	RMB
Amounts due from related parties
Guangdong Country Garden Vocational Education School (1)	44,442	14
Guo Liang Occupation Training School (1)	27,909	—
Non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment (2)	6,150	—
Guangdong Elite Architectural Co., Ltd. (1)	35,400	—
Foshan Shunde Guohua Memorial High School (1)	18,263	—
Huidong Country Garden Real Estate Development Co., Ltd.	—	1,809
Guangdong Giant Leap Construction Co., Ltd. (1)	—	5,026
Others(1)	5,927	1,091
Total	138,091	7,940

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)

The amounts due from related parties represent the advance loan to the entities paid on behalf of shareholders. For the years ended August 31, 2015, 2016 and 2017, the Group advances loan amounting to RMB 262,490, RMB 716,788 and RMB 144,560, respectively, and collected RMB 241,562, RMB 872,130 and RMB 229,237, respectively, to these parties. During the year, the Company offset the amount due from related parties with the consideration for the acquisition of additional interest in subsidiaries of non-controlling interests and settlement of distribution to owners under group Reorganization with total amount of RMB 47,879, which was treated as non-cash activities in cash flow statements.

(2)

The amount represents the advance payment for acquisition of non-controlling interests to non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment.

	As at August 31,
	2016	2017
	RMB	RMB
Amounts due to related parties
Guangzhou Country Garden Shuttle Bus Services Limited (1)	2	255
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd. (4)	12,424	8,013
Guangdong Giant Leap Construction Co., Ltd. (3)	20,701	20,701
Qingyuan Country Garden Property Development Co., Ltd. (2)	—	—
Foshan Shunde Bi Ri Security Engineering Co. Ltd. (3)	2,938	228
Foshan Shunde Bi Jing Electronics Technology Co., Ltd. (2)	873	—
Laian Country Garden Property Development Co., Ltd.	—	11,550
Changsha Ningxiang Country Garden Property Development Co., Ltd. (2)	8,732	8,732
Guangyuan Country Garden Invenstment Co., Ltd. (6)	—	6,000
Chuzhou Country Garden Property Development Co., Ltd. (2)	—	12,000
Guangzhou Country Garden Property Development Co., Ltd. (2)	6,000	—
Ms. Yang Meirong (5)	6,150	—
Wuhan Country Garden Property Management Co., Ltd. (2)	3,154	3,154
Others	5,881	5,800
Total	66,855	76,433

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts represent the purchase of shuttle bus service fees payable to Guangzhou Country Garden Shuttle Bus Services Limited.
(2)

The amounts mainly represent financing funds for maintaining daily operation of schools held by affiliated entities under common control from other entities controlled by Ms. H, Chairman of the Group .

(3)	The amounts mainly represent construction services provided by other entities controlled by Ms. H, Chairman of the Group.
(4)	The amounts consist RMB 12,424 and RMB 8,013 as of August 31, 2016 and 2017 respectively for construction services provided by other entities controlled by Ms. H, Chairman of the Group;
(5)

The amount represents the non-interest loan advanced from Ms. M, the shareholder of the Group, for financing acquisition of non-controlling interests to non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment.

(6)	The amount represents construction services provided by Guangyuan Country Garden Invenstment Co., Ltd.

The Group utilizes facilities and equipment provided by other real-estate subsidiaries controlled by Ms. H. In return, the Group gives enrolment priorities to the owners of properties with these affiliated companies when providing its educational services.

18.	COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Group leases certain school and office premises under non-cancellable operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the lease. Rental expenses under operating leases for the years ended August 31, 2015, 2016 and 2017 were RMB 2,834, RMB 15,181 and RMB 20,195, respectively.

Future rental commitments under non-cancellable operating leases as of August 31, 2017 were as follows:

RMB
Year ending August 31:
2018	18,716
2019	16,601
2020	12,239
2021	5,734
2022	3,311
Thereafter	112,339
168,940

Capital commitment

As of August 31, 2017, future minimum capital commitments under non-cancelable construction contracts were as follows:

RMB
Capital commitment for construction of schools	15,462

19.	NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from September 1, 2014 through August 31, 2017.

	GCGS	HCGS	PCBS	CGBS	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at September 1, 2014	(13,308)	(4,824)	5,014	10,809	(177)	(2,486)
Capital injection from non-controlling interest Shareholders	—	—	—	—	7,862	7,862
Loss (income) attributable to non-controlling interests	512	(1,883)	(953)	1,829	661	166
Balance at August 31, 2015	(12,796)	(6,707)	4,061	12,638	8,346	5,542
Loss (income) attributable to non-controlling interests	12,467	2,538	4,322	4,443	15,520	39,290
Balance at August 31, 2016	(329)	(4,169)	8,383	17,081	23,866	44,832
Capital injection from non-controlling interest shareholders	—	—	—	—	3,600	3,600
Income attributable to non-controlling interests	9,638	1,613	2,249	100	6,159	19,759
Acquisition of additional interest in subsidiaries of non-controlling interests**	(9,309)	2,556	(10,632)	(17,181)	(30,300)	(64,866)
Balance at August 31, 2017	—	—	—	—	3,325	3,325

Note**: During the year ended August 31, 2017, the Company acquired additional interests in certain subsidiaries of non-controlling interests with total consideration of RMB15,712, the total amount of the non-controlling interests was RMB64,866 as at acquisition dates and the difference was charged to additional paid in capital accordingly.

20.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing the performance of the Group.

The Group identified four operating segments, including International Schools, Bilingual Schools, Kindergartens and Complementary Education Service. All these four operating segments are identified as reportable segments.

The Group primarily operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

For the year ended August 31, 2015

	International	Bilingual		Complementary
	Schools	Schools	Kindergartens	Education Service	Combined
	RMB	RMB	RMB	RMB	RMB
Revenue	305,904	245,359	191,318	3,269	745,850
Cost of revenue	(289,669)	(213,877)	(150,759)	(1,292)	(655,597)
Gross profit	16,235	31,482	40,559	1,977	90,253

For the year ended August 31, 2016

	International	Bilingual		Complementary
	Schools	Schools	Kindergartens	Education Service	Combined
	RMB	RMB	RMB	RMB	RMB
Revenue	423,122	328,678	252,013	36,516	1,040,329
Costs of revenue	(312,527)	(228,889)	(168,157)	(26,632)	(736,205)
Gross profit	110,595	99,789	83,856	9,884	304,124

For the year ended August 31, 2017

	International	Bilingual		Complementary
	Schools	Schools	Kindergartens	Education Service	Combined
	RMB	RMB	RMB	RMB	RMB
Revenue	505,595	413,404	312,008	97,360	1,328,367
Costs of revenue	(360,044)	(262,283)	(178,758)	(59,245)	(860,330)
Gross profit	145,551	151,121	133,250	38,115	468,037

The Group’s CODM does not review the financial position by operating segments, thus no total assets of each operating segment presented.

21.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 65,726, RMB 73,934, and RMB 99,013 for the years ended August 31, 2015, 2016 and 2017, respectively.

22.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations applicable to the Group’s entities in the PRC, the Group is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, and in private school sector, the PRC laws and regulations require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital.

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2015, 2016, and 2017, the Group made apportions of nil, nil and nil to the statutory surplus reserve fund, respectively, and RMB 11,873, RMB 23,793 and RMB 17,132 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of August 31, 2016, and 2017, paid-in capital, additional paid-in capital and statutory reserve of such entities were RMB 2,000 and RMB 2,000, RMB 236,515 and RMB 1,401,615, and RMB 47,813 and RMB 64,945, respectively. As of August 31, 2016, and 2017, the total of restricted net assets was therefore RMB 186,371, and RMB 425, 024, respectively.

23.	Cash and cash equivalents, and restricted cash

For the purpose of the combined and consolidated statement of cash flows, cash and cash equivalents, and restricted cash can included cash on hand and in banks and restricted cash. Cash and cash equivalents, and restricted cash at the end of reporting year end as shown in the combined and consolidated statements of cash flows can be reconciled to the related items in the statements of financial position as follow:

	As at August 31,
	2015	2016	2017
	RMB	RMB	RMB
Cash and cash equivalents	240,684	356,018	1,883,000
Restricted cash	3,564	6,433	13,662
Total	244,248	362,451	1,896,662

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

BALANCE SHEET

(Amounts in thousands)

	As of August 31,	As of August 31,
	2016	2017
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	—	1,094,979	166,188
Amounts due from related parties	—	14,735	2,236
Other receivables, deposits and other assets	—	399	61
Total current assets	—	1,110,113	168,485
Investment in subsidiaries	116,729	307,045	46,601
Total non-current assets	116,729	307,045	46,601
TOTAL ASSETS	116,729	1,417,158	215,086
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities		1,025	156
TOTAL LIABILITIES	—	1,025	156
EQUITY
Share capital	7	7	1
Additional paid-in capital	239,760	1,403,608	213,029
Accumulated other comprehensive loss	—	(36,494)	(5,539)
Retained earnings	(123,038)	49,012	7,439
Total equity	116,729	1,416,133	214,930
TOTAL LIABILITIES AND EQUITY	116,729	1,417,158	215,086

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED AUGUST 31, 2017

(Amounts in thousands)

	2015	2016	2017
	RMB	RMB	RMB	USD
Other operating income	—	—	399	61
Selling, general and administrative expenses	—	—	(6,734)	(1,022)
Interest income, net	—	—	1,822	277
Equity in earnings of subsidiaries	(40,078)	(36,374)	176,563	26,797
Net income (loss)	(40,078)	(36,374)	172,050	26,113
Other comprehensive loss	—	—	(36,494)	(5,539)
Comprehensive income attributable to shareholders	(40,078)	(36,374)	135,556	20,574

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Share capital		Additional paid-in capital	Accumulated (deficit)	Accumulated other comprehensive income	Total equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2014	92,590,000	7	30,643	(46,586)	—	(15,936)
Equity interests in subsidiaries and VIEs	—	—	—	(40,078)	—	(40,078)
Capital injection	—	—	11,517	—	—	11,517
Balance at August 31, 2015	92,590,000	7	42,160	(86,664)	—	(44,497)
Acquisition of subsidiaries	3,844,870	—	102,530	—	—	102,530
Share-based compensation	3,565,130	—	95,070	—	—	95,070
Equity interests in subsidiaries and VIEs	—	—	—	(36,374)	—	(36,374)
Balance at August 31, 2016	100,000,000	7	239,760	(123,038)	—	116,729
Net (loss) income for the year	—	—	—	172,050	—	172,050
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	49,154	—	—	49,154
Distribution to owners under group Reorganization			(32,167)	—	—	(32,167)
Foreign currency translation	—	—	—	—	(36,494)	(36,494)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost	17,250,000	—	1,146,861	—	—	1,146,861
Balance at August 31, 2017 in RMB	117,250,000	7	1,403,608	49,012	(36,494)	1,416,133
Balance at August 31, 2017 in USD	117,250,000	1	213,029	7,439	(5,539)	214,930

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	2015	2016	2017
	RMB	RMB	RMB	USD
Cash flows from operating activities
Net income for the year	(40,078)	(36,374)	172,050	26,113
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	40,078	36,374	(176,563)	(26,797)
Changes in operating assets and liabilities and other, net:
Other receivables, deposits and other assets	—	—	(399)	(61)
Amounts due from related parties	—	—	(14,727)	(2,235)
Net cash used in operating activities	—	—	(19,639)	(2,980)
Cash flows from financing activities
Proceeds from initial public offering	—	—	1,151,112	174,707
Net cash provided by financing activities	—	—	1,151,112	174,707
Net change in cash and cash equivalents, and restricted cash	—	—	1,131,473	171,727
Cash and cash equivalents, and restricted cash at beginning of the year	—	—	—	—
Effect of exchange rate changes on cash and cash equivalents	—	—	(36,494)	(5,539)
Cash and cash equivalents, and restricted cash at end of the year	—	—	1,094,979	166,188

Note to Schedule 1

(In thousands, except for shares)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of August 31, 2017, RMB 425,024 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended August 31, 2015, 2016 and 2017.