Form 20-F
period 2018-08-31
Bright Scholar Education Holdings Ltd
filed 2018-12-14
CIK 1696355

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38077

Bright Scholar Education Holdings Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

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

American depositary shares, each representing one Class A ordinary share, par value US$0.00001 per share

Class A ordinary shares, par value US$0.00001 per share*

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares

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

Class A ordinary shares, par value US$0.00001 each	23,923,676
Class B ordinary shares, par value US$0.00001 each	100,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer.  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐                Emerging growth company  ☒

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

-i-

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“ADSs” refers to American depositary shares, each of which represents one Class A ordinary share;

•	“Advanced Placement” or “AP” refers to a program in the United States and Canada created by the U.S. College Board which offers college-level curricula and examinations to high school students;

•

“A-Level” or “A Levels” refers to the General Certificate of Education (Advanced Level) Examination, a subject-based qualification conferred as part of the General Certificate of Education, as well as a school leaving qualification offered by the educational bodies in the United Kingdom and the educational authorities of British Crown dependencies to students completing secondary or pre-university education;

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

•

“Diploma Program” refers to the International Baccalaureate Diploma Program, a two-year educational program administered by the International Baccalaureate headquartered in Geneva, Switzerland, providing an internationally accepted qualification for entry into higher education and is generally recognized in all major English-speaking countries;

•	“fiscal year” refers to the period from September 1 of the previous calendar year to August 31 of the concerned calendar year;

•

“IB” or “IB Organization” refers to International Baccalaureate, an international educational foundation headquartered in Geneva, Switzerland, which offers four educational programs: the IB Diploma Program and the IB Career-related Program for students aged 16 to 19, the IB Middle Years Program for students aged 11 to 16, and the IB Primary Years Program for children aged three to 12, generally recognized in all major English-speaking countries;

•

“IGCSE” refers to the International General Certificate of Secondary Education, an English language curriculum developed by the University of Cambridge International Examinations and offered to students to prepare them for the International Baccalaureate, A Level and BTEC Level 3 which is recommended for higher-tier students;

•	“learning centers” refer to entities providing after-school education training services, including English proficiency training and extracurricular programs;

•	“ordinary shares” or “shares” refers to our Class A and Class B ordinary shares of par value US$0.00001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“school” refers to each of our international schools, bilingual schools and kindergartens, unless otherwise specified;

•	“school year” refers to the periods from September of the previous calendar year to January of the concerned calendar year and from March to July of the concerned calendar year;

•	“SEC” refers to the Securities and Exchange Commission of the United States;

•

“top local high schools” refers to a group of public high schools that are designated as top local high schools during each high school application period by the local educational authorities in cities in which our bilingual schools are located. Such schools are granted early admission privilege by which they enjoy first priority to admit student applicants with excellent academic performances based on their score rankings in Zhongkao, the high school entrance examinations administered in China;

•	“US$,” “U.S. dollars,” “$” and “dollars” refers to the legal currency of the United States of America;

•	“we,” “us,” “our,” and “our company” refers to Bright Scholar Education Holdings Limited, its subsidiaries and its affiliated entities; and

•	“Zhuhai Bright Scholar” refers to Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd., our wholly-owned subsidiary in China.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited combined and consolidated financial statements for the 2016, 2017 and 2018 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the Frost & Sullivan report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.8300 to US$1.00, the noon buying rate in effect on August 31, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 7, 2018, the noon buying rate was RMB6.8733 to US$1.00.

We listed our ADSs on the New York Stock Exchange under the symbol “BEDU” on May 18, 2017 and completed an initial public offering of 17,250,000 ADSs on June 7, 2017. We issued an additional 10,000,000 ADSs on March 2, 2018.

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

We have derived our selected combined and consolidated statement of comprehensive income data for the 2016, 2017 and 2018 fiscal years, and our selected combined and consolidated balance sheet data as of August 31, 2017 and 2018, from our audited combined and consolidated financial statements included in this annual report. Our selected statement of comprehensive income data for the fiscal years of 2014 and 2015 and our selected combined and consolidated balance sheet data as of August 31, 2014, 2015 and 2016 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

You should read the following information in conjunction with our audited combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended August 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands, except for share and per share data)
Summary Combined and Consolidated Income (Loss) Data:
Revenue	588,163	745,850	1,040,329	1,328,367	1,718,871	251,665

Cost of revenue	(501,881)	(655,597)	(736,205)	(860,330)	(1,090,595)	(159,677)

Gross profit	86,282	90,253	304,124	468,037	628,276	91,988

Selling, general and administrative expenses	(125,784)	(166,084)	(290,098)	(261,972)	(368,141)	(53,901)

Other operating income	3,626	5,249	4,283	8,874	12,027	1,761

Operating (loss)/income	(35,876)	(70,582)	18,309	214,939	272,162	39,848

Interest income, net	1,596	1,808	2,148	4,901	27,297	3,996

	Year Ended August 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands, except for share and per share data)
Investment income	—	—	805	13,718	21,669	3,173

Other expenses	(61)	(455)	(457)	(779)	(4,803)	(703)

(Loss)/income before income taxes and share of equity in income of unconsolidated affiliates	(34,441)	(69,229)	20,805	232,779	316,325	46,314

Income tax (expense)/benefit	(3,775)	29,317	(17,889)	(40,970)	(67,382)	(9,866)

Share of equity in income of unconsolidated affiliates	—	—	—	—	(40)	(6)
Net (loss)/income	(38,116)	(39,912)	2,916	191,809	248,903	36,442

Net (loss)/ income attributable to non-controlling interests	(5,230)	166	39,290	19,759	1,934	283
Net (loss)/income attributable to ordinary shareholders	(32,886)	(40,078)	(36,374)	172,050	246,969	36,159
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.36)	(0.43)	(0.38)	1.64	2.02	0.30
Diluted	(0.36)	(0.43)	(0.38)	1.64	2.02	0.30
Weighted average shares used in calculating net loss per ordinary share:
Basic	92,590,000	92,590,000	96,983,360	104,839,041	122,088,201	122,088,201
Diluted	92,590,000	92,590,000	96,983,360	104,839,041	122,186,796	122,186,796

		As of August 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data
Cash and cash equivalents	144,581	240,684	356,018	1,883,000	3,153,852	461,765

Restricted Cash	3,547	3,564	6,433	13,662	10,229	1,498
Total assets	913,757	1,093,196	1,239,232	2,686,632	4,666,481	683,233

Total equity	(18,422)	(38,955)	161,561	1,419,458	3,011,599	440,937

Current liabilities	876,834	1,074,601	1,011,849	1,202,074	1,625,344	237,971

Total liabilities	932,179	1,132,151	1,077,671	1,267,174	1,654,882	242,296

Exchange Rate Information

Our business is conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the readers. The exchange rates of Renminbi into U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. As of December 7, 2018, the noon buying rate was RMB6.8733 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
Fiscal 2014	6.1430	6.1506	6.2591	6.0402
Fiscal 2015	6.3760	6.2085	6.4122	6.1107
Fiscal 2016	6.6776	6.5108	6.7013	6.3180
Fiscal 2017	6.5888	6.8073	6.9580	6.5888
Fiscal 2018	6.8300	6.5233	6.9330	6.2649

	Exchange Rate
Period	Period end	Average(1)	Low	High
	(RMB per US$1.00)
June	6.6171	6.4651	6.6235	6.3850
July	6.8038	6.7164	6.8102	6.6123
August	6.8300	6.8453	6.9330	6.8018
Fiscal 2019 (through December 7, 2018)
September	6.8680	6.8551	6.8880	6.8270
October	6.9737	6.9195	6.9737	6.8680
November	6.9558	6.9367	6.8894	6.9558
December (through December 7, 2018)	6.8733	6.8673	6.8816	6.8343

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

An investment in our ADSs involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. You should also review the section of this annual report captioned “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor on Forward-Looking Statements.” Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risks Related to Our Business

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

We have grown rapidly in the past few years, expanding our school network from 29 schools as of September 1, 2013 to 66 schools as of the date of this annual report. We intend to enroll students, recruit teachers and educational staff, increase the utilization rates of our existing and new schools and invest in complementary businesses. However, we may not be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

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

We may not remain profitable or increase profitability in the future.

We may not be successful in maintaining or increasing overall profitability. In particular, certain of our schools, especially those at the ramp-up stage and with comparatively low utilization rates, are currently operating at a loss and we may not be able to improve the profitability of these schools. As we plan to expand our school network, new schools we launch may negatively impact our profitability.

Our ability to maintain profitability and positive cash flow will depend in large part on our ability to control our costs and expenses which we expect to increase as we further develop and expand our school network, as well as our ability to attract and retain educational talents to promote our business success. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we fail to increase revenue at the rate we anticipate or if our expenses increase at a faster rate than the increase in our revenue, we may not be able to remain profitable or increase profitability.

We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017. Pursuant to this amendment, sponsors of private schools are required to choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which cover grades one to nine and accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. For further details, see “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations on Private Education in the PRC—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education.”

As of the date of this annual report, the implementation rules for the amended Law on the Promotion of Private Education (the “amended law”) have not been published. It remains uncertain how the amended law will be interpreted and implemented and will impact our business operations. For example, under the amended law, schools that offer compulsory education services must register as non-profit schools while high schools can elect to register as either for-profit or non-profit schools. However, it is unclear what options are available for schools that offer both compulsory and high school education in some provinces where our schools operate. In addition, the local government authorities may impose additional limits on tuitions and fees our schools charge when implementing the amended law. Furthermore, as a holding company, our ability to generate profit, pay dividends and other cash distributions to our shareholders under the existing and amended law are affected by many factors. These factors include the characterizations as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. If our schools elect to be non-profit private education entities, our contractual arrangements with such schools may be subject to more stringent scrutiny.

As of the date of this annual report, we had 66 schools, among which three are for-profit schools and the remaining ones have not elected to register as for-profit or non-profit schools. The election to register as for-profit or non-profit schools depends on the legislative status of the implementing regulations by competent government authorities in the various provinces where we operate. In the provinces where the implementation regulations have specified deadlines and provided grace periods for sponsors to elect to register private schools as for-profit or non-profit schools, we are still within such grace periods and do not have to make such elections until a couple of years later from the date of this annual report. For provinces that have not promulgated implementing regulations that include deadlines or procedures for making the election, it is unclear when or how we must make the election.

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

On August 10, 2018, the Ministry of Justice of China published a draft amendment to the Implementation Rules of the Law on the Promotion of Private Education (the “Draft Amendment”). The Draft Amendment made certain significant changes to some provisions of the Implementation Rules of the Law on the Promotion of Private Education. For example, the Draft Amendment proposes to restrict foreign-invested enterprises and social organizations controlled by foreign entities in China from sponsoring, participating in the establishment of, or controlling private schools that provide compulsory education. The Draft Amendment also proposes to prevent group-based education organizations from controlling non-profit private schools by way of mergers and acquisition, franchising, or controlling via contractual arrangements or any other similar means. Considering that the Draft Amendment is still subject to further legislative procedures and is not officially promulgated as of the date of this annual report, its scope and provisions may be subject to further revisions. As of the date of this annual report, we have not been notified of or been subject to any material fines or other penalties under any PRC laws or regulations with respect of our existing structure or our contractual arrangements. We cannot assure you that, if the Draft Amendment is enacted in its proposed form, our corporate structure will not violate its provisions. We may also be restricted from further expanding our schools or school network after the official promulgation of the Draft Amendment. If any of the foregoing events occurs, our business, financial condition and prospects would be materially and adversely affected.

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Regulating the Development and Deepening of the Reform of the Pre-School Education (the “Opinions”), which limits the ability by kindergartens to obtain financing through equity financing. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education.” It is unclear whether the Opinions will be applied retrospectively. As of the date of this annual report, all of our kindergartens had begun operation under our management prior to the date of the Opinions, and are subject to contractual arrangements that had become effective prior to the date of the Opinions. In addition, we have not been notified of or been subject to any material fines or other penalties under any PRC laws or regulations due to any alleged violation of the Opinions. However, we cannot assure you that the Opinions will not be applied retrospectively, and that we will not be subject to adverse impact under the Opinions or any laws or regulations promulgated pursuant to the Opinions in the future. Moreover, the Opinions restrict public companies from acquiring for-profit kindergartens with funds raised in the capital markets. Even though the Opinions do not clearly provide whether companies listed in capital markets outside the PRC fall under such restriction, we may be subject to this restriction, which would limit our ability to carry out further expansion plans with regards to our kindergarten business.

A number of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.

According to the amended Law on the Promotion of Private Education, which became effective on September 1, 2017, private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The amended law also deleted the provision which stipulates that measures for administration of profit-making privately-run training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to The Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the Ministry of Education, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, which came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. On February 13, 2018, the General Offices of the Ministry of Education and three other ministries in China jointly issued the Notice to Launch Special Campaign towards After-school Tutoring Institutions on Practically Reducing Burdens for Primary and Middle School Students, which requires after-school tutoring institutions with satisfactory conditions to obtain school operation licenses and other permits. Further, on August 22, 2018, the State Council issued the Opinion on Supervising After-School Tutoring Institutions, which provides detailed guidance for these after-school tutoring institutions. Therefore, we expect that the amended Law on the Promotion of Private Education, accompanied with its relevant implementation rules and regulations as well as other administrative actions will bring significant changes to our compliance environment and a certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones.

As of the date of this annual report, eight out of 17 of our learning centers do not possess the operating permits or business licenses required by the regulatory changes discussed above. Although the implementation rules for the amended Law on the Promotion of Private Education or the relevant local regulations have not been published to the public, and the local authorities in most of the cities where the majority of our learning centers are located have not begun to accept applications or issue permits, we have been making efforts to obtain necessary licenses and permits on a timely basis in accordance with applicable rules and regulations. If we fail to obtain such required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue the operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

A majority of our schools are located in Guangdong province, China, and any significant downturn of the regional economy or adverse changes in the local regulatory regime may materially and adversely affect our business, financial condition and results of operations.

As of the date of this annual report, 42 of our 66 schools are located in Guangdong province, China. Our schools in Guangdong province in aggregate generated 76.0% and 67.6% of our revenues in the 2017 and 2018 fiscal years, respectively. Our flagship school, Guangdong Country Garden School, alone generated approximately 26.2% and 20.8% of our revenues in the 2017 and 2018 fiscal years, respectively. We have historically benefited from the rapid economic development of this region. The concentration of our business in Guangdong province, however, exposes us to geographical concentration risks related to this region or the schools located in this region. Any material adverse social, economic or political development or any natural disaster or epidemic affecting this region could negatively affect the disposable income of the families of our current and prospective students and their demand for private education. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

As of the date of this annual report, we have a network of 66 schools in China, approximately 31 of which, including four international schools, seven bilingual schools and 20 kindergartens, are in the ramp-up period which typically follows within the first five fiscal years upon the launch of a new school. Certain of our schools currently in the ramp-up period are operating at a loss. We plan to dedicate significant resources to expanding our international school business, within which we have two schools that have been in operation for more than five years as of the date of this annual report, three that were profitable for the 2016 fiscal year, four that were profitable for the 2017 fiscal year and five that were profitable for the 2018 fiscal year. We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in these schools, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at schools in a manner that ensures a consistently high quality of education service. For example, our ten newly launched schools and five newly acquired kindergartens in the 2018 fiscal year contributed an increase of 2,552 out of a total increase of 6,932 in student enrollment in the 2018 fiscal year.

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

As of August 31, 2018, substantially all of our schools, other than those that do not operate on Country Garden properties, had entered into a three-year school operation agreement with Country Garden. We are in the process of arranging the execution of such school operation agreement with Country Garden for our schools established after August 31, 2018. Under these agreements, Country Garden provides the premises and facilities for our schools, while we are responsible for school operation and management. We may also offer preferential placement and favorable tuition rates to Country Garden homeowners. In the 2018 fiscal year, the aggregate amount of tuition discounts was equal to 4.7% of our total revenue. If a higher proportion of our students are from families of Country Garden homeowners in the future, the aggregate amount of tuition discounts may increase as a percentage of our revenue. We only recognize the tuition we receive as revenue. However, we cannot assure you that we will be able to renegotiate the contract terms that are acceptable to us with Country Garden when the existing agreements expire. As a result, we may be required by Country Garden to pay fees such as rent to use Country Garden’s school premises and facilities or relocate the affected operations to new locations outside of Country Garden’s school premises and facilities or residential communities, which would require us to pay higher fees for or even purchase the school facilities, and may significantly increase our marketing expenses to attract students from families residing outside Country Garden’s residential communities. Our profitability may decrease if we are unable to pass on the increased costs and expenses to our students by raising tuition without compromising our ability to retain students. Any protraction for the relocation may also materially interrupt our business operations and result in a loss of student enrollment.

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

Guangdong Country Garden School is located on a parcel of land of approximately 172,240 square meters, leased pursuant to a 70-year lease agreement, effective in 1994, signed between Guangdong Country Garden School and the local village cooperative. This long-term lease agreement has been registered on the rural collective asset management platform in accordance with the local administrative rules. However, PRC law requires that land parcels be classified according to their specific use type. Although the parcel on which Guangdong Country Garden School is located and which was classified for agricultural use has been converted by the relevant government authorities into a piece of land for construction purpose, we are still unable to obtain the relevant land planning approval, construction planning approval, construction approval, inspection for completion of construction, fire control assessment and title certificates because such formalities cannot be rectified retrospectively. As a result, we may be subject to fines and may be required to vacate if the facilities are found to fall below the statutory standard for construction. Further, the relevant local authorities could prevent us from continuing to use the land for failing to fulfill the aforesaid formalities and we could be required to give up our school facilities. As of the date of this annual report, we are not aware of any government investigations related to our school facilities. However, if our school facilities are found to fall below the relevant statutory standards, we could be required to relocate Guangdong Country Garden School. Guangdong Country Garden School is our flagship school and alone generated 26.2% and 20.8% of our revenues in the 2017 and 2018 fiscal years, respectively. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms or at all, and if we are unable to relocate our operations in a timely manner, our operations will be severely interrupted, which may materially and adversely affect our business, result of operations and financial condition.

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

In addition, under current PRC laws, textbooks, including those for non-government-mandated coursework, must be examined and approved by the local education authorities. Ten of our schools, including our flagship school, use foreign textbooks without obtaining the required government approval. There is no clear guideline under the current PRC laws for obtaining such government approval.

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

We have launched, and expect to continue to launch, schools in collaboration with many of the residential properties developed and to be developed by Country Garden, and our business and future growth are, to a considerable extent, affected by Country Garden’s ability to successfully develop and sell residential units in its existing and new property projects. We have experienced slow ramp-up in certain of our schools launched in collaboration with Country Garden. If any of the residential properties developed by Country Garden on which we operate or plan to operate our schools are underpopulated or otherwise unable to develop into substantial communities, the demand for private education in such areas may be lower than anticipated and we may be unable to enroll a sufficient number of students for our schools, which may adversely affect our business and results of operations. We cannot guarantee that we will be able to develop our schools independent of Country Garden’s residential property projects. Seeking partnership with other property developers or procuring properties for construction of school facilities may be time-consuming and capital-intensive and may in turn affect our business growth. In addition, we cannot guarantee that we will be able to cost-effectively attract prospective students to our schools launched in cooperation with other property developers or on our own.

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

One of the principal drivers of the growth of our international schools has been the increasing number of Chinese students who aspire to study abroad, especially in the United States, Australia and the United Kingdom. As such, any adverse changes in immigration policy or political sentiments toward foreigners and immigrants, terrorist attacks, geopolitical uncertainties such as the United Kingdom exiting the European Union and the associated effects, and any international conflicts involving these countries, in particular, the economic, political or military tension between China and the United States, could increase the difficulty for Chinese students to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant change in admission standards adopted by overseas education institutions could also affect the demand for overseas education by Chinese students.

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

Furthermore, Chinese students may also become less likely to study abroad due to other reasons, such as improving domestic education or employment opportunities associated with continued economic development in China or a changing attitude to the merits of education abroad. These factors could cause declines in the demand for our international schools, which may adversely affect our business and profitability.

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

In addition, we must apply periodically to the local education bureaus and civil affairs bureaus to obtain or renew the permits or licenses to operate our schools and ancillary services, including room and board services and school bus services. While we believe that we will be able to obtain or renew such permits or licenses, we cannot assure you that such permits and licenses will be obtained or renewed in a timely manner, or at all and that new conditions will not be imposed. For example, we are in the process of obtaining and have not yet obtained certain licenses or permits for two newly-established schools as of the date of this annual report. Any failure to obtain or renew the required permits or licenses to operate our schools could give rise to administrative penalties including rectification or suspension of operations in noncompliant schools or confiscation of profits derived from noncompliant operations, which could materially and adversely affect our business, results of operations and financial condition.

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

The future success of our business depends partly on our ability to develop new education services. The planned timing or launch of new education services is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the launch of one or more of our new education services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs. For example, in January 2016, we acquired élan, an English proficiency training business. In December 2017, we acquired five kindergartens with a total capacity of 1,800 students in Hubei province. In May 2018, we acquired an additional 49% equity interests in Can-achieve to supplement our test preparation and college counseling business and improve our students’ university admission results and as of the date of this annual report, we hold a total of 70% equity interests in Can-achieve. In June 2018, we acquired a 75% interest in FGE Holdings Limited and its subsidiaries (“FGE”), which is primarily engaged in providing study-abroad consulting services, and a 51.7% interest in Zangxing Network Technology Co., Ltd. (“Zangxing”), which is primarily engaged in the operation of an online platform to provide education promotion services to schools and training institutions. In July 2018, we entered into a share purchase agreement to purchase a 70% equity interest in a Zhejiang-based training art institute. In September 2018, we acquired a 75% equity interests in Chengdu Yinzhe Education and Technology Co., Ltd. (“Yinzhe”), which is primarily engaged in offering online career and education mentoring services to overseas Chinese students. In October 2018, we acquired Bournemouth Collegiate School (“BCS”) in the United Kingdom, which offers day and boarding education from age two to 18 on two campuses. In October 2018, we entered into an agreement to acquire an 85% equity interest in a company managing a chain of eight kindergartens in Shandong province with a total capacity of 2,310 students. We plan to launch domestic camp programs in Guangdong province in January 2019 in addition to overseas camp programs. However, we cannot assure that our students will choose us over third-party service providers or that we will be able to successfully integrate such services with our schools and other complementary businesses without expending significant financial resources on marketing and operational optimization. If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.

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

In January 2016, we acquired élan, an English proficiency training business. In December 2017, we acquired five kindergartens with a total capacity of 1,800 students in Hubei province. In May 2018, we acquired an additional 49% equity interests in Can-achieve to supplement our test preparation and college counseling business and improve our students’ university admission results and as of the date of this annual report, we hold a total of 70% equity interests in Can-achieve. In June 2018, we acquired a 75% interest in FGE, which is primarily engaged in providing study-abroad consulting services, and a 51.7% interest in Zangxing, which is primarily engaged in the operation of an online platform to provide education promotion services to schools and training institutions. In July 2018, we entered into a share purchase agreement to purchase a 70% equity interest in a Zhejiang-based training art institute. In September 2018, we acquired a 75% equity interests in Yinzhe, which is primarily engaged in offering online career and education mentoring services to overseas Chinese students. In October 2018, we acquired BCS in the United Kingdom, which offers day and boarding education from age two to 18 on two campuses. In October 2018, we entered into an agreement to acquire an 85% equity interest in a company managing a chain of eight kindergartens in Shandong province with a total capacity of 2,310 students. We plan to launch domestic camp programs in Guangdong province in January 2019 in addition to overseas camp programs.

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

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenues. Our students enrolled in our schools that offer K-12 education services and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. For schools offering K-12 education services, we typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year, and also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the foregoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized. We expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations could result in volatility in and adversely affect the price of our ADSs.

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

We cannot assure you that education materials and content used in our schools and programs do not or will not infringe on intellectual property rights of third parties. As of the date of this annual report, we are not aware of any claims for intellectual property infringement. However, we cannot guarantee that third parties will not claim that we have infringed on their proprietary rights in the future. We may also use education materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

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

Failures or interruptions in our centralized data management system may adversely affect our operations.

We have established a centralized data management system, the Oracle ERP system, which collects and analyzes group-wide financial, procurement and student admission information and data. We are in the process of gradually refining the features and functionalities of such ERP system to enhance its efficiency. We are also expanding the application of such ERP system into entities we newly acquired in order to streamline our data and information management system. However, we cannot assure you that such ERP system will not encounter technical failures and interruptions, leading to our management’s failure to access timely and accurate key operating data, which may adversely affect our operation. We may encounter compatibility issues when incorporating newly acquired schools into our ERP system, which may compromise the overall accuracy and value of the operating information generated from such ERP system and adversely affect the implementation of our growth strategies as we expand our business and integrate new businesses.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics or terrorist attacks in China.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. In addition, any of these could adversely affect the PRC economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

If we grant additional employees share options or other equity incentives in the future, our net income could be adversely affected.

In December 2017, we granted share options to purchase a total of 845,000 Class A ordinary shares to certain school principals and management team members under our 2017 Share Incentive Plan, or the 2017 Plan, at an exercise price of US$8.74 per share with vesting periods varying from three to five years. In September 2018, we granted options to purchase 167,138 Class A ordinary shares to certain senior management members of Can-achieve pursuant to the 2017 Plan. We may grant additional share options under the 2017 Plan in the future. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our combined financial statements for the 2016 fiscal year, we and our independent registered public accounting firm identified two material weaknesses and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of August 31, 2016. The same material weaknesses and significant deficiency were identified in connection with the audit of our combined and consolidated financial statements for the 2017 fiscal year. In the 2018 fiscal year, we and our independent registered public accounting firm identified no material weakness and one significant deficiency, together with other control deficiencies not identified as significant. The significant deficiency identified related to insufficient documentation of goodwill impairment test process and results. We have implemented and are continuing to implement a number of measures to address our historical material weaknesses, significant deficiency and other control deficiencies not identified as significant, as well as the current significant deficiency and other control deficiencies not identified as significant in our internal control over financial reporting. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” We cannot assure you, however, that these measures will fully address the significant deficiency, together with other control deficiencies identified, in our internal control over financial reporting or that we will conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified material weaknesses and additional deficiencies. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the 2018 fiscal year. Our management has concluded that our internal control over financial reporting was effective as of August 31, 2018. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services businesses at the high school and kindergarten level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, (2) our affiliated entities, including BGY Education Investment and the schools controlled and held by it, and (3) the ultimate shareholders of BGY Education Investment, including Ms. Meirong Yang. We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by BGY Education Investment. We have been and expect to continue to be dependent on our affiliated entities to operate our private education business. See “Item 4. Information on the Company—C. Organizational Structure” for more information.

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

As of August 31, 2018, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of BGY Education Investment and its schools and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from BGY Education Investment and its schools and subsidiaries, we may not be able to consolidate BGY Education Investment and its schools and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or BGY Education Investment or its schools or subsidiaries.

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

We have relied and expect to continue to rely on the contractual arrangements with BGY Education Investment and its shareholders, including Ms. Meirong Yang, our largest shareholder, to operate our private education business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of our affiliated entities accounted for 94.4% of our total revenues in the 2018 fiscal year. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over BGY Education Investment and our schools. Any failure by our affiliated entities, including BGY Education Investment and our schools controlled and held by BGY Education Investment, and the shareholders of BGY Education Investment, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

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

In utilizing the proceeds of our initial public offerings and other financing activities as an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. As of the date of this annual report, within the PRC, we have used US$50.0 million as the registered capital of Guangdong Bright Scholar Education Technology Co., Ltd. See “Item 14—Use of Proceeds.”

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business. For example, under the former Law on the Promotion of Private Education, as amended on June 29, 2013, and its implementation rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the current PRC laws and regulations provide no clear guideline for determining “reasonable returns.” In addition, the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not.

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

Under the former Law on the Promotion of Private Education, as amended on June 29, 2013, and its implementing rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The implementing rules provide that private schools not requiring reasonable returns are eligible to enjoy the same preferential tax treatment as public schools and that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard.

Our schools located at Changsha have historically elected not to require reasonable returns, and have enjoyed tax preference policies for enterprise income tax and business tax. Preferential tax treatments granted to us by local government authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. The amended Law on the Promotion of Private Education, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the amended law, sponsors of private schools may elect to register their schools as either non-profit or for-profit, with the exception that private schools in compulsory education must be registered as non-profit private schools. Pursuant to such amended law, non-profit private schools will be entitled to the same tax benefits as public schools, but taxation policies for for-profit private schools are still unclear. However, it is unclear how the amended law and its potential implementation rules would impact the tax treatment applicable to our schools and whether our schools would continue to enjoy the preferential tax treatment in the future. Any negative development could have a material adverse effect on our business, financial condition and results of operations.

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

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on Issues Relating to “Beneficial Owner” in Tax Treaties, or Circular 9, which defines the “beneficial owner” as a party who holds ownership of and control over the income of the entity, or the rights or assets from which such income are derived, and sets forth certain detailed factors in determining the “beneficial owner” status.

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

We have granted shares options under the 2017 Plan in the past and may continue to grant additional share options in the future. When we do, from time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees or consultants who are PRC citizens.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As we have elected not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He beneficially own approximately 71.73%, 19.79% and 7.32% of the aggregate voting power of our company as of the date of this annual report. See “Item 6. Directors, Senior Management And Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He have considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended August 31, 2018, and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization, which may fluctuate. Among other matters, if our market capitalization were to decline, we may be classified as a PFIC for future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or foreseeable future taxable years.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we retain significant amounts liquid assets, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Company Law (2018 Revision as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a “controlled company” under the rules of the NYSE, we are exempt from certain corporate governance requirements that could adversely affect our public shareholders.

Under the rules of the NYSE, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NYSE rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. In April 2017, Ms. Huiyan Yang and Ms. Meirong Yang entered into an acting-in-concert agreement by which Ms. Huiyan Yang agrees with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. As a result, Ms. Huiyan Yang and Ms. Meirong Yang collectively are the beneficial owners of a majority of the voting power of our issued and outstanding share capital as of the date of this annual report. Therefore, we qualify as a “controlled company” under the rules of the NYSE. We have elected to rely on certain exemptions under the NYSE rules available to controlled companies, including the exemption from having a majority of our directors be independent, and may continue to elect to do so as long as we remain a controlled company. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business primarily through our subsidiaries and affiliated entities in China. As of date of this annual report, we had a network of 66 schools in China that cover K-12 education and a number of learning centers for after-school programs through certain contractual arrangements with BGY Education Investment, which in turn controls and holds these schools and learning centers. We trace our history back to the founding of Guangdong Country Garden School, our first private school, in 1994. Over the past two decades, we have established and acquired a number of schools and learning centers in China.

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

Ms. Meirong Yang is one of our founders and a relative of Ms. Huiyan Yang, our chairperson. Mr. Wenjie Yang is Ms. Meirong Yang’s business partner. We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Zhuhai Bright Scholar. We have combined and consolidated the results of our affiliated entities in our combined and consolidated financial statements included elsewhere in this annual report in accordance with U.S. GAAP. The contractual arrangements were executed and became effective on January 25, 2017. All of our newly launched and acquired schools have executed Rights and Obligations Assumption Letters as of the date of this annual report to enjoy the rights and perform the obligations under the contractual arrangements. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

We have been advised by our PRC legal counsel, that the contractual arrangements among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang as the shareholders of BGY Education Investment are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect. If our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us the effective control over our affiliated entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with BGY Education Investment and its shareholders for our operations in China, which may not be as effective in providing control as director ownership.”

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements and agreements that establish the structure for operating our education services business in China do not comply with relevant PRC government restrictions on foreign investment in the education services industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

If we are unable to maintain effective control over our affiliated entities, we will not be able to continue to consolidate the financial results of our affiliated entities into our financial results. The revenue contribution of our affiliated entities accounted for 99.4% of our total revenues in the 2017 fiscal year and 94.4% of our total revenues in the 2018 fiscal year. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, pursuant to which we provide service to our schools in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual schools before determining the amount we collect from each school. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves and each private school in China is required to allocate a certain amount to its development fund prior to payments of dividend. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in their net assets for such purposes. See “—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

We listed our ADSs on the New York Stock Exchange under the symbol “BEDU” on May 18, 2017 and completed an initial public offering of 17,250,000 ADSs on June 7, 2017, raising approximately US$174.7 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On March 2, 2018, we completed a follow-on public offering of 10,000,000 ADSs, raising approximately US$181.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In April 2018, our board approved a share repurchase program to repurchase up to US$100.0 million worth of our outstanding ADSs within 12 months. As of the date of this annual report, we have repurchased 3,330,182 of our outstanding ADSs for an aggregate purchase price of US$40.7 million pursuant to the share repurchase program.

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

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B.	Business Overview

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of August 31, 2018, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. We also complement our international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. We established one of the first private schools in China in 1994 and have since expanded our network to operate 66 schools as of the date of this annual report, covering the breadth of K-12 academic needs of our students across eight provinces in China. During the 2018 school year, we had an average of 36,679 students enrolled at our schools, representing an increase of 93.9% from an average of 18,913 students enrolled during the 2014 school year. Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling BGY Education Investment, our affiliated entity which controls and holds our schools, through certain contractual arrangements.

Our schools consist of international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula at our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level. We are also one of the first school operators in China accredited to administer the full set of IB curricula, including its Primary Years Program, Middle Years Program, and Diploma Program. Our bilingual schools place a specific emphasis on developing our students’ English language proficiency and non-academic skillsets, offering elective classes in sports, arts and community service programs. Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ future studies. We also offer a range of complementary education services, primarily including camp programs, after-school programs, through our network of learning centers in China, as well as international education consulting services.

Our schools effectively enhance our students’ academic performance. Approximately 91.8% of the 2018 graduating class enrolled in our Diploma Program, Advance Placement or A-level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London. As of August 31, 2018, students in our 2018 graduating class have received 746 offers in total from global top 50 institutions by the same ranking. We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 80.3% of our graduating students from our nine bilingual schools were admitted into top local high schools in the 2018 fiscal year. Approximately 88.6% and 91.5% of the 2018 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, respectively, were admitted into the top local high schools.

We collaborate closely with Country Garden, a related party of ours and a leading developer of residential properties in China, which has allowed us to operate a highly scalable business model and launch greenfield schools with significantly lower upfront capital expenditures. Substantially all of our existing schools were developed in cooperation with Country Garden’s residential property projects, allowing Country Garden to meet local government requirements and the market needs for education facilities and services in its residential communities. The demand for convenient access to quality education from Country Garden’s homeowners, who are relatively affluent families, provides a large pool of students for our schools, and at the same time drives sales of residential units in the vicinity of our schools. We believe we will continue to benefit from this synergistic relationship as we expand our school network.

We have experienced substantial growth in recent years. Our revenue increased from RMB745.9 million in the 2015 fiscal year to RMB1,040.3 million in the 2016 fiscal year to RMB1,328.4 million in the 2017 fiscal year, and further to RMB1,718.9 million (US$251.7 million) in the 2018 fiscal year, representing an average CAGR of 32.1%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. See “—Centralized Management.” We had net income of RMB2.9 million, RMB191.8 million, and RMB248.9 million (US$36.4 million) in the 2016, 2017 and 2018 fiscal years, respectively, compared to net loss of RMB39.9 million in the 2015 fiscal year. We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations. Our adjusted net income, which excludes share-based compensation expenses, was RMB98.0 million, RMB191.8 million and RMB278.0 million (US$40.7 million) for the 2016, 2017 and 2018 fiscal years, respectively. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results-Results of Operations—Non-GAAP measures” for details.

Our Schools

We offer education programs that cover K-12 education and integrate internationally-accredited curricula, government-mandated curricula and extracurricular activities that aim to develop well-rounded individuals through a network of 66 schools in eight provinces in China as of the date of this annual report. We divide our schools broadly into international schools, bilingual schools and kindergartens.

•

International schools. As of the date of this annual report, we had six international schools, which focus on internationally-accredited curricula and offer extracurricular activities and programs that aim to develop well-rounded individuals.

•

Bilingual schools. As of the date of this annual report, we had 15 bilingual schools, which provide government-mandated curricula. Our bilingual schools place an emphasis on developing students’ English proficiency and well-rounded individuals.

•	Kindergartens. As of the date of this annual report, we had 45 kindergartens, including ten kindergartens that deliver international curricula.

During the 2018 school year, we had an average of 36,679 students enrolled at our schools and employed an average of 4,297 teachers and instructors. We have grown rapidly during the past three years, supported by strong demand for quality education in China and favorable policies promulgated by the PRC government and the nationwide expansion of Country Garden’s residential communities. The following table sets forth the average number of students enrolled at our schools for the period indicated.

	2016 school year	2017 school year	2018 school year
International schools	5,443	6,283	7,366
Bilingual schools	11,441	13,189	15,620
Kindergartens	8,979	10,275	13,693

Total	25,862	29,747	36,679

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

Most of our international and bilingual schools have boarding facilities, which allows students to focus on their studies and experience living independently before attending universities and allows us to recruit students from beyond Country Garden’s residential communities. While substantially all of our schools are located within or in the vicinity of the residential communities developed by Country Garden, students from families that have not purchased property from Country Garden are increasingly attracted by our reputation for quality education. Approximately 51.2% of our students enrolled in our schools as of August 31, 2018 came from families who do not own Country Garden properties. All of our schools also feature a comprehensive suite of sports and education facilities and on-campus catering facilities.

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

The students enrolled at our international schools have increased rapidly in the last three school years, from an average of 4,292 for the 2015 school year to 7,366 in the 2018 school year. Students in the 2018 graduating class at our international schools were accepted to top colleges and universities in countries and regions such as the United Kingdom, the United States, Canada, Australia and Hong Kong. Approximately 91.8% of the 2018 graduating class enrolled in our Diploma Program, Advance Placement and A-level curricula who applied for overseas universities were admitted into global top 50 institutions, ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London.

The following table sets forth certain information about each of our international schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2017 school year	Average number of students enrolled during the 2018 school year	Capacity as of September 1, 2018
Guangdong Country Garden School	Shunde, Guangdong province	1994	1-12	3,604	3,562	3,940
Jurong Country Garden School	Jurong, Jiangsu province	2013	1-12	1,148	1,347	2,950
Ningxiang Country Garden School	Changsha, Hunan province	2014	1-12	364	490	2,100
Country Garden Silver Beach School	Huizhou, Guangdong province	2015	1-12	544	740	3,000
Huaxi Country Garden International School	Guiyang, Guizhou province	2015	1-9	305	385	798
Lanzhou Country Garden International School	Lanzhou, Gansu province	2016	1-12	318	842	2,472

Total				6,283	7,366	15,260

Guangdong Country Garden School（广东碧桂园学校）

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

Our students in this school are regular winners of national competitions. During the 2018 school year, two students won the first prize in the National Brain Bee Brain Science Competition, three students won a gold medal in the United States Academic Pentathlon, and three students won the first prize in the National English Proficiency Competition for Middle School Students. Among our 2018 graduating class enrolled in our Diploma Program, A-level or AP curricula at this school who applied for overseas universities, approximately 94.2% of them were admitted into top 50 universities and approximately 36.2% were admitted into top 10 universities, as ranked by either the QS World University Rankings or the U.S. News.

Jurong Country Garden School （句容碧桂园学校）

Founded in 2013, Jurong Country Garden School, our first international school outside Guangdong province, obtained authorization from the IB Organization to offer all three IB-accredited programs within three years of its establishment. The school is also authorized to offer IGCSE and A-Level courses and International Foundation Year courses. Among our 2018 graduating classes enrolled in our Diploma Program, A-Level or AP curricula at this school, who applied for overseas universities, approximately 75.0% of them were admitted into top 50 universities and approximately 15.0% were admitted into top 10 universities, as ranked by either the QS World University Rankings or the U.S. News.

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

Our bilingual schools

As of the date of this annual report, we had 15 bilingual schools in five provinces in China. Our bilingual schools teach government-mandated curricula with an emphasis on English proficiency development. We supplement our academic offerings with activities for the well-balanced development of our students, such as arts-related and life skills building classes or club events, which are not generally available in public schools. The students enrolled at our bilingual schools have increased rapidly in the last three school years, from an average of 9,512 for the 2015 school year to an average of 15,620 in the 2018 school year.

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

The following table sets forth certain information about each of our bilingual schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2017 school year	Average number of students enrolled during the 2018 school year	Capacity as of September 1, 2018
Huanan Country Garden School	Guangzhou (Panyu), Guangdong province	2002	1-9	2,741	2,890	2,848
Phoenix City Bilingual School	Guangzhou (Zengcheng), Guangdong province	2003	1-9	3,462	3,887	4,438
Country Garden Huacheng School	Shunde, Guangdong province	2003	1-9	1,122	1,149	1,116
Country Garden Venice Bilingual School	Changsha, Hunan province	2007	1-9	1,621	1,714	1,728
Wuyi Country Garden Bilingual School	Jiangmen, Guangdong province	2009	1-9	727	807	1,008
Heshan Country Garden School	Heshan, Guangdong province	2010	1-9	1,213	1,309	1,296
Wuhan Country Garden School	Wuhan, Hubei province	2011	1-6	287	465	840
Zengcheng Country Garden School	Guangzhou (Zengcheng), Guangdong province	2013	1-9	817	1,049	1,512
Country Garden Panpuwan School	Shunde, Guangdong province	2015	1-9	738	994	1,080
Laian Country Garden Foreign Language School	Chuzhou, Anhui province	2015	1-9	160	301	768
Taishan Country Garden School	Jiangmen, Guangdong province	2015	1-9	301	506	1,944
Chuzhou Country Garden Foreign Language School	Chuzhou, Anhui province	2017	1-9	N/A	113	960
Shaoguan Country Garden Foreign Language School	Shaoguan, Guangdong province	2017	1-9	N/A	137	1,296
Kaiping Country Garden School	Jiangmen, Guangdong province	2017	1-6	N/A	134	1,080
Huaian Country Garden Tianshan Bilingual School (1)	Huaian, Jiangsu province	2017	1-9	N/A	58	N/A
Shenghua Country Garden Bilingual School	Baoding, Hebei province	2017	1-9	N/A	107	1,296

Total				13,189	15,620	23,210

(1)	We ceased operations of this school on August 1, 2018 due to termination of cooperation with a third-party partner.

We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 80.3% of grade 9 graduates from our nine bilingual schools have been accepted into top public high schools in their respective regions. Approximately 88.6% and 91.5% of the 2018 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools, respectively.

Our kindergartens

As of the date of this annual report, we had 45 kindergartens in eight provinces across China. A majority of our kindergartens are built adjacent to our primary, middle and high schools to share certain education resources and facilities and provide potential student sources to our schools. Our kindergartens are generally smaller in size compared with our international and bilingual schools. In the 2018 school year, our kindergartens had an average of 13,693 students.

Our kindergartens provide an active and healthy learning environment to help students develop their potential and personality, appreciate diverse cultures and lay the foundation to drive future success. In our kindergartens, we integrate elements of traditional Chinese culture with international cultural awareness through language classes and cultural activities. We have 11 kindergartens that offer Primary Years Programs, four of which have received IB accreditations. Under the Primary Years Programs, we provide a foreign homeroom teacher to stay with our students throughout each school day and implement a holistic approach to English education including the adoption of English teaching materials. We believe that administering Primary Years Programs at our kindergartens helps our students move up seamlessly to other IB-accredited programs offered in the primary through high schools within our school network.

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

We are also party to a partnership agreement with a third-party partner to expand our school network as of August 31, 2018. Under the agreement, we are primarily responsible for the day-to-day operation of the schools, and our partner is primarily responsible for land procurement and facilities construction.

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

We launched one kindergarten in the 2019 fiscal year as of the date of this annual report, and expect to launch another four kindergartens before the end of the 2019 fiscal year.

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

School administration

To improve our operating efficiency, we have centralized our finance, marketing, human resources, legal and information technology functions. We have adopted a series of policies and procedures relating to general corporate governance matters, which are aimed at strengthening the management and government of our company and our schools. For example, in the 2018 fiscal year, we implemented an ERP system where we centralize the collection and analysis of budgeting, procurement and financial information and data, which enhanced the efficiency of our data management processes, adding value to the overall operation of our business.

School marketing

While each of our schools conducts its own on-site promotional events to attract local students, we also organize group-wide marketing events to promote our brand and corporate image as one of China’s leading private school operators, including our strategic arrangements with local newspapers such as Nanfang Metropolis Daily. For details, see “—Marketing” below.

Our Complementary Education Services

We provide complementary education services to students from our schools and others. These complementary education services further enhance students’ overall learning experience and generate synergies with our school operations.

Camp programs

We have organized summer and winter camp programs in certain countries, including the United Kingdom, the United States and Australia. We also offer summer school programs which are more rigorous and allow our participants to study for specific courses or prepare for standardized tests. These summer and winter camp programs are primarily offered to students enrolled at our schools, but are also open to other students. During the summer of 2018, more than 678 students participated in our camp programs.

We have developed business collaborations with 18 overseas universities and high schools as the local hosts of our camps or summer school programs. We work together with our partners to design programs and activities to improve the participants’ English communication skills, expand their knowledge and develop a familiarity with college environments and international cultures.

Our overseas camp programs typically take place on university campuses and include various activities, such as classes and excursions. For high school students, we offer tours to different universities during our programs. These visits allow participants to become familiar with the overseas campuses, talk with admissions officers and spend time with our alumni currently studying at each university. Some of our camp programs include a homestay, which allows the participants to get an inside look at Western family dynamics and form supportive friendships in an immersive English-speaking environment. We send our teachers to escort the students during their tours. By participating in the summer and winter camps, we believe our students not only broaden their horizons and improve their English proficiency, but also clarify their academic goals and enhance their motivation to pursue overseas studies after graduating from our schools.

In addition to overseas camps, we plan to launch domestic summer and winter camp programs, which will target students enrolled in our schools as well as students outside our network. Our domestic camps will feature more than 20 outdoor activities for students to bring them closer to the nature. This camp also features STEAM activities, i.e., activities related to science, technology, engineering, art and math. We have leased properties in Huizhou, Guangdong province to host our domestic camps, and these properties are currently under construction. We plan to officially launch our domestic camp programs in January 2019.

After-school programs

English proficiency training

We offer English proficiency development courses to children aged from five to 15 through a network of 17 learning centers located in Beijing, Shanghai and Guangdong, China. Our goal is to help children improve their general English proficiency. To this end, we have adopted a holistic language learning approach, which immerses children in an English-speaking environment and requires them to think, learn and communicate with the mindset of native speakers. Our learning centers are staffed only by native English speakers as instructors and are equipped with libraries containing age-appropriate English-language books and audio materials suited to English learners of different proficiency levels. In the 2018 school year, we had an average of 104 instructors in our learning centers. We operate our learning centers under the brand of “élan.” In the 2018 fiscal year, we had an average student enrollment of 3,982 for English proficiency training.

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

Education Consulting Services

We offer education consulting services to better serve our students in and outside of our network of schools. As of the date of this annual report, we have strategically invested in the acquisitions of equity interests in several providers of education consulting services, including Can-achieve, FGE, Zangxing and Yinzhe. See “—Our Expansions and Investments.” Through these strategic acquisitions, we are able to provide a comprehensive range of services covering K-12 education as well as consulting services from application to overseas universities and teaching institutions and education mentoring services for career placements, which we believe will drive our future growth.

Our Expansions and Investments

In January 2016, we acquired élan, an English proficiency training business. In December 2017, we acquired five kindergartens with a total capacity of 1,800 students in Hubei province. In May 2018, we acquired an additional 49% equity interests in Can-achieve to supplement our test preparation and college counseling business and improve our students’ university admission results and as of the date of this annual report, we hold a total of 70% equity interests in Can-achieve. In June 2018, we acquired a 75% interest in FGE, which is primarily engaged in providing study-abroad consulting services, and a 51.7% interest in Zangxing, which is primarily engaged in the operation of an online platform to provide education promotion services to schools and training institutions through its “ShangxueBang” mobile app. In July 2018, we entered into a share purchase agreement to purchase a 70% equity interest in a Zhejiang-based training art institute. In September 2018, we acquired 75% equity interests in Yinzhe, which is primarily engaged in offering online career and education mentoring services to overseas Chinese students under the brand of “DreambigCareer.” In October 2018, we acquired BCS in the United Kingdom, which offers day and boarding education from age two to 18 on two campuses. In October 2018, we entered into an agreement to acquire an 85% equity interest in a company managing a chain of eight kindergartens in Shandong province with a total capacity of 2,310 students and a utilization rate of 66.7% as of June 30, 2018. We plan to launch domestic camp programs in Guangdong province in January 2019 in addition to overseas camp programs. We plan to continue to make strategic investments into and acquisitions of overseas schools and complementary businesses to better serve our students and drive our future growth.

In addition to expansion through acquisitions, in September 2018, we also entered into a partnership agreement with third-parties to establish an investment fund under which we agreed to invest a total of RMB999.8 million in promoting the establishment and operations of K-12 education centers, bilingual schools and international schools. As of the date of this annual report, we have invested approximately RMB100.0 million pursuant to the partnership agreement.

Our Students

Student admission

Our students are primarily Chinese nationals from relatively affluent families and aspire to pursue the next level of education overseas or gain a competitive advantage from bilingual education. Since substantially all of our schools were launched within or in the vicinity of the residential communities developed by Country Garden, our recruitment efforts were initially targeted at students from families who were Country Garden’s homeowners. As we have gradually forged a reputation for providing quality education through a proven track record of success over the years, we frequently attract prospective students from outside of Country Garden properties, largely through word-of-mouth referrals and marketing efforts. Approximately 51.2% of our students enrolled in our schools as of August 31, 2018 came from families who do not own Country Garden properties. We believe that our schools are attractive to prospective students and their parents due to our reputation and the quality and breadth of our education programs.

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

Student performance

Approximately 91.8% of the 2018 graduating class enrolled in our Diploma Program, Advance Placement or A-Level curricula, who applied for overseas universities were admitted into the global top 50 institutions, ranked by either the QS World University Rankings or U.S. News, including University of Chicago, University of Oxford, University of Cambridge, and University College London. Students in our 2018 graduating class have received 746 offers in total from global top 50 institutions by the same ranking. Our 2018 graduating students were admitted by 58 top institutions which are located in over six countries or regions, including the United States, the United Kingdom, Australia, Canada, Switzerland, and Hong Kong, of which over 46.6% are U.S.-based institutions. Students enrolled at our bilingual schools have also achieved extraordinary academic results. Approximately 80.3% of our graduating students from our nine bilingual schools were admitted into top local high schools in the 2018 fiscal year. Approximately 88.6% and 91.5% of the 2018 graduating class from our Huanan Country Garden School and Phoenix City Bilingual School were admitted into the top local high schools.

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

As a testament to the positive student experience we provide at our schools, we have historically maintained relatively high student retention rates. After our students complete their studies at our schools, we encourage them to advance their education within our school network if they meet the requisite academic requirements. For example, in our schools offering both primary and middle school education, 66.8% of the 2018 primary school graduating class continued their next level of studies at the same school. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of a school year who move on to the next grade level was over 90.0% for each of the 2016, 2017 and 2018 school years.

We also maintain regular communication with the parents of our students and provide them with complimentary seminars and training on education programs, university applications and parenting.

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education. Our schools are staffed with different levels of teachers and educational staff. Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors. Educational staff include teaching assistants, librarians and medical staff.

We seek to employ teachers that have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods. Our teachers who are Chinese nationals have an average of approximately nine years of experience in teaching. Across our school network, we also had an average of 236 foreign teachers, representing 5.6% of the teacher pool of our schools in the 2018 school year. Foreign teachers of our international schools represented 8.8% of our teacher pool in international schools during the same period. We believe that foreign teachers are essential to providing an immersive bilingual environment and better preparing our students for the pursuit of the next level of education overseas.

We had 526 teachers, or 12.6% of our total teacher pool and 46.9% of our teacher pool in international schools, licensed with IB training certificates as of August 31, 2018. To stay current with the constant changes in the IB syllabus, we require all of our teachers to take regular IB training classes. We typically outsource instructors for our extracurricular programs.

Teacher recruitment

Our teachers are critical to maintaining the quality of our programs and services and in promoting our brand and reputation. We place particular importance on recruiting teachers who are appropriately qualified and experienced. We implement a centralized recruitment program that seeks to hire teachers and educational staff and deploy them across our school network based on each school’s needs and teacher preferences. We screen candidates for strong academic credentials, dedication and knowledge in the relevant teaching subjects, and commitment to serving students’ needs. We require our teachers to possess the appropriate qualifications required by PRC regulatory authorities, including the foreign expert certificate in the case of foreign teachers. We believe that teacher candidates are attracted to our schools because of our reputation, commitment to quality education, financial strength and competitive compensation package. To enhance our retention rate, we also allow our teachers to laterally transfer within our school network. We maintained teacher retention rates of approximately 88.7% for each of the 2016, 2017 and 2018 school years. “Teacher retention rate” is calculated as 100.0% minus the quotient of the number of both our Chinese and foreign teachers that leave employment during a school year by the number of teachers at the beginning of that school year (not including teachers hired during that school year).

In May 2018, we entered into a strategic partnership agreement with Beijing Normal University (“BNU”) pursuant to which we jointly established Huiyan International Education College which aims to provide international education training for new and existing teachers. This college will form part of the Faculty of Education of BNU with opening currently scheduled in 2019. Through the partnership, we will jointly own the intellectual property of research in international education with BNU. By offering internship opportunities across our nationwide school networks to participants of Huiyan International Education College, we will obtain a valuable source of future teachers for our schools.

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

Our Tuition

We charge our students tuition, boarding and textbook fees generally prior to the beginning of each semester. Tuition and fees being paid in arrears is subject to special approval. As a result, approximately 91.2% of our revenue for the first semester of the 2018 school year was received in or before August 2017 and approximately 8.8% was received after August 2017. For the second semester of the 2018 school year, approximately 89.8% of our revenue was received in or before February 2018 and approximately 10.2% was received after February 2018. We also accept monthly payment of fees at certain kindergartens we operate. We offer a partial refund if a student withdraws during a semester. We may also offer tuition discounts to certain of Country Garden’s homeowners, our employees and employees of Country Garden. Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position. We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographic markets where our schools are located, the tuition charged by our competitors, our pricing strategy to gain market share and general economic conditions in China. For example, the average tuition and fees per student at Guangdong Country Garden School was RMB100,182 in the 2018 school year, compared to RMB73,102 and RMB66,785 at Ningxiang Country Garden School and Jurong Country Garden School, respectively, in the same period. Our tuition and fees charged for internationally-accredited programs is typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former. For the 2018 school year, we charged average tuition and fees of RMB80,048 for international schools, RMB34,187 for bilingual schools and RMB30,736 for kindergartens. Our average tuition for our international schools decreased slightly from RMB80,478 in the 2017 fiscal year to RMB80,048 in the 2018 fiscal year primarily due to pricing strategies related to our promotional efforts for schools in the ramp-up stage.

For our complementary education services, we determine our fees by referring to the prevailing market rates. In 2017 and 2018 school years, we charged an average of RMB46,817 and RMB41,108 per student enrollment for overseas camps and an average of RMB19,709 and 21,249 per student for English proficiency training, respectively.

Our Business Partners

We collaborate with a number of universities overseas, which enables our partner institutions to appreciate our strong academic programs and our students’ English language proficiency and facilitates the early admissions process by encouraging early contact between our students and these institutions. In particular, we have formed strategic relationships with each of University of St. Andrews and Newcastle College in the area of international college admission tests such as the AP tests and the SAT, and our co-operations with East Sussex College on IELTS courses.

Over the years, our international schools have individually obtained authorization from the Cambridge International Examinations to administer education programs such as IGCSE and A-Level and the related examinations. In May 2016, we became a Cambridge Associate, which allows us to review and self-approve the eligibility of all of our schools to administer such programs and the related examinations. Our status as a Cambridge Associate also allows us to deepen our cooperation with Cambridge International Examinations on teacher training, curriculum development and international exchange programs. On May 17, 2017, we cooperated with Columbia University and co-established the “Bright Scholar – Columbia Scholarship” program. On May 26, 2017, we co-established the “Bright Scholar – University of California – Berkley Scholarship.” In June 2018, we signed a collaboration agreement with Fettes College, a boarding and day school in Scotland, to co-establish a school in China that features the campus design, curricular, management system and school traditions of Fettes College. The school is targeted to students aged two to 18, and is expected to begin operation in 2020 with a capacity of nearly 2,500 students. In November 2018, in collaboration with BNU, we opened Huiyan International Education College aiming to strengthen BNU’s international collaborations with other educational institutions in the area of education training for teachers.

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

•

Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff. We also organize event-driven marketing campaigns such as seminars for our international schools so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international programs. For example, in August 2017, we co-hosted the 2017 China Liberal Arts College Tour to introduce the U.S. top liberal arts colleges to our students and prospective students. In 2018, we invited more than 20 media to attend a press conference for our 2018 international test results, which also attracted an online audience of more than 72,000.

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

Properties and Facilities

All of our properties are located in China. We currently occupy a total combined gross floor area of more than 1.3 million square meters of facilities developed by Country Garden, substantially all of which is leased. By utilizing the properties developed by Country Garden we avoid significant capital expenditures in connection with land procurement and facilities construction. We may also provide preferential student placements and tuition discounts to homeowners of the Country Garden properties. We are in the process of entering into school operation agreements to document our arrangements with Country Garden for the newly established schools. In recognition of our synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

We also lease a total site area of approximately 172,240 square meters of land from a third party for Guangdong Country Garden School. This lease expires in 2063, and we pay annual rental charges, which are adjusted for annual changes in the cost of living index. The lessor may terminate the lease only for our material breach of contract. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have certain property defects relating to our lease of the land occupied by Guangdong Country Garden School, which may adversely affect our operations.”

Intellectual Property

We have obtained a license to use certain trademarks, including “Country Garden” from Country Garden free of charge for a term expiring in 2020 and plan to obtain a renewal thereafter. We have applied for or registered trademarks relating to our logos and names, including “Bright Scholar” and “Bo Shi Le” in China. As of the date of this annual report, we have registered 33 trademarks including “élan,” with the PRC Trademark Office and major domain names used for our operation with the China Internet Network Information Center, including www.brightscholar.com, www.bgyedu.cn www.bgyedu.cn, 博实乐.cn, 博实乐.com, fettesgz.com and fetteschina.com. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education services, in particular for our international program which requires foreign-language education materials. We own copyrights to the course content we developed in-house.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our schools. We also maintain insurance to cover our liability should any injuries occur at our schools. In addition, we maintain property insurance for our vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the ordinary course of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Industry and Information Technology, SAIC, the Ministry of Civil Affairs and their respective local offices. The section summarizes the principal PRC regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment in Education

Foreign Investment Access Special Management Measures (2018 Version)

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

The Foreign Investment Access Special Management Measures (Foreign Investment Access Negative List) set forth in the Foreign Investment Industries Guidance Catalog (2017 Revision) was replaced by the Foreign Investment Access Special Management Measures (Negative List) (2018 Version), promulgated on June 28, 2018 with effect on July 28, 2018, which imposes the same restriction and prohibition on foreign investors in the education sector besides one additional ban on religious education institutes.

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

As of the date of this annual report, 28 of our schools are registered as private schools requiring reasonable returns, 35 schools are private schools not requiring reasonable returns, and three schools are registered as for-profit schools.

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

For a detailed discussion on how the Amendment and the above regulations will affect our schools, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

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

As of the date of this annual report, certain local governments, such as Jiangsu Province and Hebei Province, have promulgated their local regulations relating to legal person registration and administration for private schools and certain local governments, such as Guangdong Province, Jiangsu Province, Hubei Province, Hebei Province, Gansu Province, and Anhui Province, have promulgated general guidance to encourage the development of private schools. Among these local regulations and guidance, some local governments, such as Hubei Province, Hebei Province, and Anhui Province, require the existing private schools to register either as for-profit or non-profit schools within a specific time period.

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

Since we offer internationally-accredited courses to our students, primarily in our international schools, we may be deemed to offer insufficient government-mandated coursework to students enrolled in our international programs from grades one through nine. Additionally, we did not obtain the required government approval for providing non-government-mandated coursework and the use of foreign textbooks in certain schools. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.”

Regulations on After-School Tutoring

The State Council issued an Opinion on Supervising After-School Tutoring Institutions ( “Circular 80”) on August 22, 2018, which provides various guidance on regulating after-school tutoring institutions that target primary and secondary school students. Circular 80 requires that after-school tutoring institutions obtain school operating permits and other legally required licenses and permits, and instructs relevant governmental authorities to strengthen their supervisions and regulations on after-school tutoring institutions. Circular 80 also standardizes the approval and registration processes of after-school tutoring institutions. For a detailed description of the risks associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A number of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.”

Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers

On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, which prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be unable to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.”

Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Regulating the Development and Deepening of the Reform of the Pre-School Education (the “Opinions”), which provides, among others, that (1) private kindergartens forming part or all of the assets of a listing vehicle are prohibited from listing on stock markets; (2) non-governmental capital is prohibited from controlling state-owned or collectively-owned kindergartens and non-profit kindergartens by ways of mergers and acquisitions, entrusted management, franchising, variable interest entities arrangements, or other forms of control agreements; (3) for-profit kindergartens which participate in acquisitions, franchising or chain operation shall file with education departments of the county level or above and make available to the public agreements entered into with relevant interested enterprises; (4) listed companies are prohibited from investing in for-profit kindergartens through financing through stock markets, and should not purchase assets of for-profit kindergartens by cash, issuance of shares or other similar means; and (5) provincial legislative bodies should promulgate implementing measures by June 2019 with regard to the election of private kindergartens to be registered as non-profit or for-profit schools and specify time-frame requirements for such registration. For a detailed description of the associated risks, see “Item 3. Key Information—Risks Factors—Risks Related to Our Business—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

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

Domain name

Pursuant to the Measures for the Administration of Internet Domain Names of China, which was promulgated by the Ministry of Industry and Information Technology of the PRC on August 24, 2017 and with effect from November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service. Domain name applicants shall provide true, accurate and complete identification of the domain name holder as requested by the domain name registration service provider.

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

As of the date of this annual report, all PRC residents known to us that currently have direct or indirect interests in our company have completed the necessary registrations, as required by Circular 37. For a detailed description of the risk associated with the non-completion of such process, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

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

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017 and June 29, 2018, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by MOFCOM or its local counterpart has been obtained. In such approval and filing process of capital contributions, MOFCOM or its local counterpart examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Access Special Management Measures. See “—PRC Laws and Regulations Relating to Foreign Investment in Education—Foreign Investment Access Special Management Measures (2018 Version).” The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from MOFCOM or its local counterpart, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with MOFCOM or its local counterpart.

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

Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, currently has a total investment amount of RMB14.0 million (approximately US$2.0 million) and an initially subscribed registered capital RMB10.0 million (approximately US$1.5 million). We may provide shareholder loans of up to the U.S. dollar equivalent of RMB4.0 million (approximately US$0.6 million) to Zhuhai Bright Scholar, which is the difference between its total investment amount and registered capital. According to Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Invested Enterprises issued by MOFCOM on October 8, 2016, revised on July 30, 2017 and June 29, 2018, the increase of total investment amount and registered capital of a foreign-invested enterprise must be registered with local MOFCOM offices, which is an administrative procedure that may take up to several weeks in local practice.

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

For a detailed description of the risk associated with the M&A Rules, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.”

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report

(1)

Ms. Meirong Yang, Ms. Huiyan Yang, Mr. Junli He and public shareholders beneficially own 58.58%, 16.50%, 6.02%, and 18.90% of total ordinary shares on an as-converted basis, representing 71.73%, 19.79%, 7.32% and 1.16% of the aggregate voting power, respectively. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)

Ms. Meirong Yang and Ms. Huiyan Yang have entered into an acting-in-concert arrangement, pursuant to which they consult with each other before voting and deciding on material matters in relation to the management of our company. Under such arrangement, if no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

(4)

Under PRC law, entities and individuals who establish private schools are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the right of a sponsor to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. Each of our schools we currently operate is sponsored by BGY Education Investment or a school sponsored by it as registered pursuant to applicable PRC laws and regulations. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “—B. Business Overview—Regulations—Regulations on Private Education in the PRC.”

The following table sets out the details of our subsidiaries, affiliated entity and schools/subsidiaries held by our affiliated entity.

Subsidiaries	Place of Incorporation
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman Islands
Impetus Investment Limited	Cayman Islands
New Bridge Management Co. Ltd	Cayman Islands
Can-Achieve International Education Limited	Hong Kong
Foundation Academy Limited	Hong Kong

Subsidiaries	Place of Incorporation
Foundation Education China Limited	Hong Kong
Foundation Education Services Limited	Hong Kong
Foundation Global Education Limited	Hong Kong
Time Education China Holdings Limited	Hong Kong
FGE Holdings Limited	The British Virgin Islands
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	The PRC
Beijing Wanjia Culture Communication Co., Ltd.	The PRC
Bright Scholar Education Consulting (Huizhou) Co., Ltd.	The PRC
Can-achieve (Beijing) Education Consulting Co., Ltd.	The PRC
Foshan Shunde Elan Education Training Co., Ltd.	The PRC
Foundation Information Consulting (Shenzhen) Co., Ltd.	The PRC
Guangdong Bright Scholar Education Technology Co., Ltd.	The PRC
Guangdong Zhixing Weilai Logistics Management Co., Ltd.	The PRC
Guangzhou Can-achieve Global Consulting Co., Ltd.	The PRC
Guangzhou Elan Education Consulting Co., Ltd.	The PRC
Shenzhen Elan Education Training Co., Ltd.	The PRC
Shenzhen Qianhai Bright Scholar Management and Consulting Co., Ltd.	The PRC
Time Elan Education Technology Co., Ltd.	The PRC
Zhengzhou Dahua Education Consulting Co., Ltd.	The PRC
Zhuhai Bright Scholar	The PRC
Zhuhai Hengqin Kaidi Education Consulting Co., Ltd.	The PRC
Zhuhai Xin Xu Education Management Co., Ltd.	The PRC
Bright Scholar (BCS) Limited	United Kingdom
Bright Scholar (BCS) Management Limited	United Kingdom
Bright Scholar (BCS) Property Limited	United Kingdom
Bright Scholar (UK) Holdings Limited	United Kingdom
Can-achieve Global Education, Inc. (Los Angeles)	United States

Affiliated Entity	Place of Incorporation
BGY Education Investment	PRC

Schools/subsidiaries held by Affiliated Entity	Place of Incorporation
Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. (1)	The PRC
Chengdu Laizhe Education and Technology Co., Ltd. (2)	The PRC
Chengdu Yinzhe Education and Technology Co., Ltd. (3)	The PRC
Chuzhou Country Garden Foreign Language School	The PRC
Chuzhou Country Garden Kindergarten	The PRC
Country Garden Experimental School	The PRC
Country Garden Huacheng Kindergarten	The PRC
Country Garden Huacheng School	The PRC
Country Garden Silver Beach Kindergarten	The PRC
Country Garden Silver Beach School	The PRC
Country Garden Venice Bilingual School (“CGBS”)	The PRC
Country Garden Venice Kindergarten	The PRC
Dalang Country Garden Kindergarten	The PRC
Danyang Country Garden Kindergarten	The PRC
Dongguan Qingxi Country Garden Kindergarten	The PRC
Dongguan Qishi Country Garden Kindergarten	The PRC
Enping Country Garden Kindergarten	The PRC
Fengxin Country Garden Kindergarten	The PRC
Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd.	The PRC
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	The PRC
Gaoming Country Garden Kindergarten	The PRC
Guangdong Country Garden School (“GCGS”)	The PRC

Schools/subsidiaries held by Affiliated Entity	Place of Incorporation
Guangdong Xingjian Education Co., Ltd.	The PRC
Guangzhou Zangxing Network Technology Co., Ltd. (4) (“Zangxing”)	The PRC
Haoting Country Garden Kindergarten	The PRC
Heshan Country Garden Kindergarten	The PRC
Heshan Country Garden School	The PRC
Huadu Holiday Peninsula Kindergarten	The PRC
Huanan Country Garden Bilingual Kindergarten	The PRC
Huanan Country Garden Cuiyun Mountain Kindergarten	The PRC
Huanan Country Garden School (“HCGS”)	The PRC
Huaxi Country Garden International Kindergarten	The PRC
Huaxi Country Garden International School	The PRC
Huidong Silver Beach Education Consulting Co., Ltd.	The PRC
Huiyang Country Garden Kindergarten	The PRC
Jurong Country Garden School	The PRC
Kaiping Country Garden Jade Bay Kindergarten	The PRC
Kaiping Country Garden School	The PRC
Laian Country Garden Foreign Language School	The PRC
Laian Country Garden Kindergarten	The PRC
Lanzhou Country Garden School	The PRC
Licheng Country Garden Bilingual Kindergarten	The PRC
Maoming Country Garden Kindergarten	The PRC
Nansha Country Garden Bilingual Kindergarten	The PRC
Ningxiang Country Garden Foreign Language Training School (5)	The PRC
Ningxiang Country Garden Kindergarten	The PRC
Ningxiang Country Garden School	The PRC
Phoenix City Bilingual Kindergarten	The PRC
Phoenix City Bilingual School (“PCBS”)	The PRC
Phoenix City Country Garden Kindergarten	The PRC
Phoenix City Fengyan Kindergarten	The PRC
Qingyuan Country Garden Bilingual Kindergarten	The PRC
Shanghai Elan Education and Training Co., Ltd.	The PRC
Shaoguan Country Garden Foreign Language School	The PRC
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	The PRC
Shawan Country Garden Kindergarten	The PRC
Shenghua Country Garden Bilingual School	The PRC
Shenghua Country Garden Kindergarten	The PRC
Taishan Country Garden School	The PRC
Time Elan Education Technology (Beijing) Co., Ltd.	The PRC
Wuhan Country Garden Kindergarten	The PRC
Wuhan Country Garden School	The PRC
Wuhan Donghu Tech Development Zone Xinqiao Kindergarten	The PRC
Wuhan Donghu Tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten	The PRC
Wuhan Dongxihu District Dongqiao Kindergarten	The PRC
Wuhan Hongshan District Xinqiao Aijia Kindergarten	The PRC
Wuhan Qiaosheng Education Investment Co., Ltd. (6)	The PRC
Wuhan Qingshan District Bilingual Kindergarten	The PRC
Wuyi Country Garden Bilingual School	The PRC
Xiju Country Garden Kindergarten	The PRC
Zengcheng Country Garden Kindergarten	The PRC
Zengcheng Country Garden School	The PRC

(1)	30% of the equity interests of Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. are held by third parties.
(2)	Chengdu Laizhe Education and Technology Co., Ltd. is a wholly owned subsidiary of Chengdu Yinzhe Education and Technology Co., Ltd.
(3)	25% of the equity interests of Chengdu Yinzhe Education and Technology Co., Ltd. are held by third parties.
(4)	48.33% of the equity interests of Guangzhou Zangxing Network Technology Co., Ltd are held by third parties.
(5)	Ningxiang Country Garden School currently operates its high school programs through Ningxiang Country Garden Foreign Language Training School.
(6)	25% of the equity interests of Wuhan Qiaosheng Education Investment Co., Ltd. are held by third parties.

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

Call Option Agreement. Pursuant to the call option agreement between Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment, entered into in January 2017, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably granted Zhuhai Bright Scholar or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interest in BGY Education Investment at nil consideration or the lowest consideration permitted by PRC laws and regulations under the circumstances where Zhuhai Bright Scholar or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of BGY Education Investment or where we otherwise deem it necessary or appropriate to exercise the option. Zhuhai Bright Scholar has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of BGY Education Investment’s assets or equity interests. Without obtaining Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not enter into any material contracts, incur any indebtedness, or alter the business scope of BGY Education Investment. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the education services business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

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

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Zhuhai Bright Scholar, each of our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of BGY Education Investment, entered into in January 2017, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to our affiliated entities. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of Zhuhai Bright Scholar, none of our affiliated entities may accept such services from any third party. Zhuhai Bright Scholar owns the exclusive intellectual property rights created as a result of the performance of this agreement. Our affiliated entities agree to pay Zhuhai Bright Scholar service fees in an amount solely decided by Zhuhai Bright Scholar, but not to exceed the paying school’s total revenue deducted by costs, taxes, mandatory reserve fund and other expenses. At the sole discretion of Zhuhai Bright Scholar, the calculation of the service fees should be determined based on the complexity of the services provided, the time and resources committed by Zhuhai Bright Scholar, the commercial value of the services, the market reference price and the operating condition of the paying school. As part of the exclusive management services and business cooperation agreement, Ms. Meirong Yang, Mr. Wenjie Yang and our affiliated entities agree that they will not take any action, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of our affiliated entities, or disposing of their equity interests in our affiliated entities, without the written consent of Zhuhai Bright Scholar. The exclusive management services and business cooperation agreement may not be terminated by Ms. Meirong Yang, Mr. Wenjie Yang or any of our affiliated entities without the written consent of Zhuhai Bright Scholar.

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

See “—B. Business Overview—Properties and Facilities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our combined and consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—G. Safe Harbor on Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We operate three types of educational facilities: international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula at our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. For a list of our schools and their locations, see “Item 4. Information on the Company—C. Organizational Structure.” In the 2018 school year, an average of 36,679 students were enrolled in our schools. We have experienced significant growth in our business. In the 2018 fiscal year, our revenue increased to RMB1,718.9 million (US$251.7 million) from RMB1,040.3 million in the 2016 fiscal year, representing an increase of 65.2%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. For example, in the 2018 fiscal year, we implemented an ERP system where we centralize the collection and analysis of budgeting, procurement and financial information and data, which enhanced the efficiency of our data management processes, adding value to the overall operation of our business. See “Item 4. Information on the Company—B. Business Overview—Centralized Management” for details. We had net income of RMB2.9 million, RMB191.8 million and RMB248.9 million (US$36.4 million) in the 2016, 2017 and 2018 fiscal years, respectively, compared to net loss of RMB39.9 million in the 2015 fiscal year. We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations. Our adjusted net income, which excludes share-based compensation expenses, was RMB98.0 million, RMB191.8 million and RMB278.0 million (US$40.7 million) in the 2016, 2017 and 2018 fiscal years, respectively. Our share-based compensation was RMB95.1 million, nil, and RMB29.1 million in the 2016, 2017 and 2018 fiscal years, respectively. See “—Results of Operations—Non-GAAP measures” for details.

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

	2016 school year		2017 school year		2018 school year
	Number	% of total	Number	% of total	Number	% of total
International schools	5,443	21.1%	6,283	21.1%	7,366	20.1%
Bilingual schools	11,441	44.2%	13,189	44.4%	15,620	42.6%
Kindergartens	8,979	34.7%	10,275	34.5%	13,693	37.3%

Total	25,862	100.0%	29,747	100.0%	36,679	100.0%

Our total student enrollment increased from an average of 25,862 students for the 2016 school year, to an average of 29,747 students for the 2017 school year and further to an average of 36,679 students for the 2018 school year. Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, as well as the population density in Country Garden’s residential properties, which have served as a major source of students for our schools. An increase in the student contribution of our international schools also enhances our ability to increase revenue, because our international schools generally charge tuition and fees substantially higher than our bilingual schools and kindergartens do.

Student enrollment is also affected by the number and capacity of our schools. The following table sets forth the number and capacity of schools as of the dates indicated.

	As of September 1,
	2016		2017		2018
	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity
International schools	6	15,260	6	15,260	6	15,260
Bilingual schools (1)	11	17,436	16	25,530	15	23,210
Kindergartens (1)	34	15,395	38	17,077	44	19,009

Total	51	48,091	60	57,867	65	57,479

(1)

We ceased operations of Huaian Country Garden Tianshan Bilingual School and Tianshan Kindergarten on August 1, 2018 due to termination of cooperation with a third-party partner and therefore no longer include them in the number of our schools.

We expanded our school network from 51 schools as of September 1, 2016 to 66 schools as of the date of this annual report, with our total student capacity increasing from 48,091 students as of September 1, 2016 to 57,479 students as of September 1, 2018. In August 2018, we ceased operations of Huaian Country Garden Tianshan Bilingual School and Tianshan Kindergarten because we terminated our cooperation relationship with a third-party partner. As utilization rates are generally higher for schools that have been in operation for a longer period of time, the unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. The utilization rate, defined as the average of monthly student enrollment at a school for a period divided by the school capacity as of the start of such period, at our schools that had five or more years of operating history as of September 1, 2018 remained at high levels of 94.8%, 92.8% and 84.7% on average for the 2016, 2017 and 2018 school year, respectively. The average utilization rate for schools that had less than five years of operating history as of September 1, 2018 increased from 31.3% for the 2016 school year and 35.8% for the 2018 school year. In particular, the average utilization rate for our schools that opened on or after September 1, 2014 was 15.1% in their first year of operation, 31.1% in their second year of operation and 42.5% in their third year of operation, demonstrating our ability to effectively ramp up individual new schools.

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

	2016 school year	2017 school year	2018 school year
	RMB	RMB	RMB
International schools	77,744	80,478	80,048
Bilingual schools	28,729	31,346	34,187
Kindergartens	28,067	30,364	30,736
Average	38,814	41,384	42,108

For the 2016, 2017 and 2018 school years, our average tuition and fees across all of our schools were RMB38,814, RMB41,384, and RMB42,108, respectively. Our tuition and fees charged for international schools are higher than that for our bilingual schools and kindergartens, which reflects the additional education and operating resources we provide and the premium that parents are willing to pay for international education. For the 2018 school year, we charged average tuition and fees of RMB80,048 per student for international schools, RMB34,187 per student for bilingual schools and RMB30,736 per student for kindergartens.

The tuition and fees we charge are also affected by the ramp-up stage of our schools. For our new schools in the initial ramp-up period, which are typically located at or in the vicinity of recently-completed properties of Country Garden, a related party, we may strategically price our tuition and fees to encourage student enrollment. For example, we charge an average tuition and fees of RMB80,048 per student for our international schools for the 2018 school year, which represents a slight decrease from the average tuition and fees of RMB80,478 per student for the previous school year due to such pricing strategies for our promotional efforts for schools in the ramp-up stage. We have greater leverage over the pricing of tuition and fees for our more established schools, such as Guangdong Country Garden School and Phoenix City Bilingual School.

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

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability. The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. The ratio of the number of our students to the number of our teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins. Our student-to-teacher ratio in the 2018 school years was 8.8, which was generally lower than that seen amongst our industry peers for the same periods and represents potential for us to increase this ratio in the future. Our operating margin was 1.8% in the 2016 fiscal year and increased to 16.2% in the 2017 fiscal year and remained relatively stable at 15.8% in the 2018 fiscal year. Our adjusted operating income margin, which excludes share-based compensation expenses, was 10.9%, 16.2% and 17.5% in the 2016, 2017 and 2018 fiscal years, respectively. See “—Results of Operations—Non-GAAP measures.” The improvement in our operating margin and adjusted operating income margin reflect higher productivity of our staff and our implementation of additional cost control measures. The average number of our staff was 5,716, 6,501 and 7,891 in the 2016, 2017, and 2018 fiscal years, respectively, and our total staff costs as a percentage of revenue were 61.2%, 57.3%, and 55.0% during the same periods, respectively.

We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability through management centralization of certain operational aspects, those schools in our network with longer operating history have seen significant improvement in operating margin over time. Schools in our school network that have been in operation for five or more years as of September 1, 2018 had, as a group, significantly improved their operating margin, calculated as the total adjusted operating income of the concerned schools, which excludes share-based compensation expenses, divided by total revenue of such schools, from 15.6% in the 2016 fiscal year to 26.9% in the 2018 fiscal year. See “—Results of Operations—Non-GAAP measures.”

Our newly-established schools have been able to grow rapidly during the ramp-up period following their establishment, as their brand value grows, student enrollment increases and capacity utilization improves. This has resulted in greater operating leverage and increasing profitability at these schools as well. Schools in our network that have been in operation for less than five years as of September 1, 2018 had, as a group, significantly narrowed their operating margin, calculated as the total adjusted operating income or loss of the concerned schools, which excludes share-based compensation expenses, divided by the total revenue of such schools, from a loss margin of 24.1% in the 2016 fiscal year to a profit margin of 10.3% in the 2018 fiscal year. See “—Results of Operations—Non-GAAP measures.” In addition, four out of the six international schools we operate have less than five years of operating history. The relatively higher fixed and variable costs and expenses for our international schools and the number of international schools at the ramp-up stage have affected the gross margin of our international schools segment historically. In the 2018 fiscal year, gross margin for our international schools segment was 36.7%, compared to 35.0% and 44.0% for bilingual schools and kindergartens, respectively.

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

Our ability to expand our school network cost-efficiently

We operate a highly scalable model by leveraging our strong strategic relationship with Country Garden. A majority of our existing schools are located within or in the vicinity of Country Garden’s residential communities. Country Garden is generally responsible for land procurement and facilities construction, and we are responsible for the school operation. Our ability to maintain the collaboration with Country Garden or with other third parties in a similar manner will determine the speed and efficiency with which we expand our school network. In the case where we pursue a strategy to procure and build our schools independent of Country Garden and other third parties, our ability to efficiently procure land, construct school facilities and ramp up the school operation will impact our ability to expand our school network.

Strategic acquisitions and investments

In January 2016, we acquired élan, an English proficiency training business. In December 2017, we acquired five kindergartens with a total capacity of 1,800 students in Hubei province. In May 2018, we acquired an additional 49% equity interests in Can-achieve to supplement our test preparation and college counseling business and improve our students’ university admission results and as of the date of this annual report, we hold a total of 70% equity interests in Can-achieve. In June 2018, we acquired a 75% interest in FGE which is primarily engaged in providing study-abroad consulting services, and a 51.7% interest in Zangxing which is primarily engaged in the operation of an online platform to provide education promotion services to schools and training institutions. In July 2018, we entered into a share purchase agreement to purchase a 70% equity interest in a Zhejiang-based training art institute. In September 2018, we acquired a 75% equity interests in Yinzhe, which is primarily engaged in offering online career and education mentoring services to overseas Chinese students. In October 2018, we acquired BCS in the United Kingdom, which offers day and boarding education from age two to 18 on two campuses. In October 2018, we entered into an agreement to acquire an 85% equity interest in a company managing a chain of eight kindergartens in Shandong province with a total capacity of 2,310 students. We plan to launch domestic camp programs in Guangdong province in January 2019 in addition to overseas camp programs.

In addition to expansion through acquisitions, in September 2018, we also entered into a partnership agreement with third-parties to establish an investment fund under which we agreed to invest a total of RMB999.8 million in promoting the establishment and operations of K-12 education centers, bilingual schools and international schools. As of the date of this annual report, we have invested approximately RMB100.0 million pursuant to the partnership agreement. We plan to continue to make strategic investments into and acquisitions of schools and complementary businesses to better serve our students and drive our future growth. Our overall financial condition and profitability could be affected by the different levels of profitability of our acquisition targets.

Seasonality

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues. Our students enrolled in our schools offering K-12 education services and their parents typically pay the tuition and fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. For schools offering K-12 education services, we typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Critical Accounting Policies

We prepare our combined and consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions. Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates.

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

We did not incur any impairment loss on goodwill for the 2016, 2017 and 2018 fiscal years.

Acquired intangible assets other than goodwill consist of trademarks and brand names, core curriculum, non-compete agreement and customer relationship, which are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademarks and brand names	10 years
Core curriculum	10 years
Non-compete agreement	7 years
Customer relationship	4 years

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

Commission income

We earn commission revenue by providing referral services to overseas education universities and institutions. Commission revenue is recognized when the referred students register at the overseas education universities and institutions and the tuition fees are paid.

Study-abroad consulting service fees

We offer study abroad consulting services to provide quality advisory guidance for students who intend to study abroad. We charge each student an up-front prepaid fee based on the scope of consulting services requested by the student, and recognizes revenue over the service period. The prepaid services fee consists of a refundable and non-refundable fee. The non-refundable service fee is recognized as revenue over the service period; and the refundable fee is deferred and recognized as revenue if the contingency of the student successfully gaining admission is resolved.

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

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, we must perform the following five steps: (1) identify the contracts with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) we satisfy a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

We have adopted this standard effective September 1, 2018 using the modified-retrospective approach, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We also estimate that there will not be a material impact to the beginning balance of retained earnings.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The guidance should be applied prospectively upon its effective date. We plan to adopt this ASU beginning on September 1, 2018, and based on our equity investments as of August 31, 2018, the application of ASU 2016-01 may result in our cost method investments to be measured at fair value, with subsequent changes in fair value recognized in net income. We may elect to measure certain equity investments that do not have readily determinable fair values at cost minus impairment, with appropriate adjustments resulting from observable price changes in orderly and comparable transactions.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. We plan to apply the new standard in the 2019 fiscal year. For investments in equity securities without readily determinable fair values, we will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. We anticipate that the adoption of ASU 2016-01 may increase the volatility of our other (expense)/income, as a result of the remeasurement of our equity securities upon the occurrence of observable price changes.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. While we are evaluating the impact of the lease guidance on our consolidated financial statements, we anticipate that the impact will be material due to the right-of-use assets and lease liabilities related to existing operating leases that will be recorded on our consolidated balance sheets upon adoption of the standard.

In August 2016, FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made After a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. We intend to adopt this standard starting in the 2019 fiscal year and do not anticipate this standard to have a material impact on our consolidated financial statements.

In January 2017, FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. We intend to adopt this standard starting from the 2019 fiscal year, and do not anticipate this standard to have a material impact on our consolidated financial statements.

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

In May 2017, FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting.” The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. We do not anticipate that the adoption of ASU 2017-09 will have a material impact on our consolidated financial statements.

In July 2018, FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The amendments in this ASU are of a similar nature to the items typically addressed in the Codification improvements project. However, the Board decided to issue a separate ASU for the improvements related to Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase stakeholders’ awareness of the amendments and to expedite the improvements. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2016-02. For entities that have early adopted Topic 842, the amendments in this Update should be effective upon issuance of the final Update and the transition requirements should be the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements of the amendments should be the same as the effective date and transition requirements in Topic 842.

In July 2018, FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The amendments in this ASU related to separating components of a contract affect the amendments in ASU 2016-02, which are not yet effective but can be early adopted. For entities that have not adopted Topic 842 before the issuance of this ASU, the effective date and transition requirements for the amendments in this ASU related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. All entities, including early adopters that elect the practical expedient related to separating components of a contract in this ASU must apply the expedient, by class of underlying asset, to all existing lease transactions that qualify for the expedient at the date elected.

In August 2018, FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU improve the effectiveness of fair value measurement disclosures and modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted.

Key Components of Results of Operations

Revenue

We derive our revenue from four operating segments, including international schools, bilingual schools, kindergartens and complementary education services. Our revenue increased during the 2016, 2017 and 2018 fiscal years primarily due to increases in the average tuition and fees and the increased number of student enrollment, which is the result of the expansion of our school network and increasing utilization of existing schools.

The following tables compare revenue generated from our schools and complementary education services and as a percentage of total revenue for the periods indicated.

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
International schools	423,122	505,595	589,599	86,325
Tuition revenue (1)	375,895	436,612	513,493	75,182
Others (2)	47,227	68,983	76,106	11,143
Bilingual schools	328,678	413,404	534,008	78,186
Tuition revenue (1)	235,935	300,934	396,069	57,990
Others (2)	92,743	112,470	137,939	20,196
Kindergartens	252,013	312,008	399,249	58,455
Tuition revenue (1)	216,425	269,962	344,828	50,487
Others (2)	35,588	42,046	54,421	7,968
Complementary education services	36,516	97,360	196,015	28,699
Tuition revenue (3)	25,697	71,267	85,098	12,459
Others (4)	10,819	26,093	110,917	16,240

Total	1,040,329	1,328,367	1,718,871	251,665

	Year Ended August 31,
	2016	2017	2018
	%	%	%
International schools	40.7%	38.1%	34.3%
Tuition revenue (1)	36.1%	32.9%	29.9%
Others (2)	4.5%	5.2%	4.4%
Bilingual schools	31.6%	31.1%	31.1%
Tuition revenue (1)	22.7%	22.6%	23.1%
Others (2)	8.9%	8.5%	8.0%
Kindergartens	24.2%	23.5%	23.2%
Tuition revenue (1)	20.8%	20.3%	20.0%
Others (2)	3.4%	3.2%	3.2%
Complementary education services	3.5%	7.3%	11.4%
Tuition revenue (3)	2.5%	5.4%	5.0%
Others (4)	1.0%	1.9%	6.4%

Total	100.0%	100%	100%

(1)	Includes tuition from K-12 education programs and income from sales of education materials.
(2)	Includes meal income, boarding income and others.
(3)	Includes revenue from learning centers.
(4)	Includes income from camps and extracurricular programs and other educational services, net of sales tax.

We raised the average tuition and fees per student at a CAGR of approximately 4.2% from the 2016 fiscal year to the 2018 fiscal year. We generally charge our students tuition and other fees prior to the beginning of each semester. We also accept monthly payment for fees at certain kindergartens. We offer a partial refund if a student withdraws during a semester and tuition discounts to certain of Country Garden’s homeowners, our employees and Country Garden’s employees.

The increase in revenues from our schools was primarily driven by the increased number of student enrollment and an increase in the average tuition and fees. Revenue from our complementary education services increased significantly in the 2017 and 2018 fiscal years primarily due to (1) an increase in revenue of élan English learning centers, (2) an increase in our revenue generated from camp programs, and (3) revenue contribution from our newly acquired education consulting company, namely Can-achieve.

Cost of revenue

Our cost of revenue primarily consists of staff costs, comprising primarily salaries and other benefits for teachers and educational staff, and other costs, comprising primarily expenses relating to room and board services, educational activities and utilities and maintenance of school facilities.

The following tables set forth the components of our cost of revenue by amount and as a percentage of total segment revenue for the periods indicated.

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
International schools	312,527	360,044	373,391	54,669
Staff costs	233,486	268,279	286,004	41,875
Others (1)	79,041	91,765	87,387	12,794
Bilingual schools	228,889	262,283	346,868	50,786
Staff costs	155,143	182,648	242,572	35,516
Others (1)	73,746	79,635	104,296	15,270
Kindergartens	168,157	178,758	223,397	32,708
Staff costs	118,943	136,049	164,893	24,142
Others (1)	49,214	42,709	58,504	8,566
Complementary education services	26,632	59,245	146,939	21,514
Staff costs	14,846	31,076	60,180	8,811
Others (1)	11,786	28,169	86,759	12,703

Total	736,205	860,330	1,090,595	159,677

	Year Ended August 31,
	2016	2017	2018
	%	%	%
International schools	73.9%	71.2%	63.3%
Staff costs	55.2%	53.1%	48.5%
Others (1)	18.7%	18.1%	14.8%
Bilingual schools	69.6%	63.4%	65.0%
Staff costs	47.2%	44.2%	45.5%
Others (1)	22.4%	19.2%	19.5%
Kindergartens	66.7%	57.3%	56.0%
Staff costs	47.2%	43.6%	41.3%
Others (1)	19.5%	13.7%	14.7%
Complementary education services	72.9%	60.9%	75.0%
Staff costs	40.7%	31.9%	30.7%
Others (1)	32.3%	29.0%	44.3%

Total	70.8%	64.8%	63.4%

(1)	Includes primarily expenses relating to room and board services, depreciation and amortization and others.

Our cost of revenue increased from the 2016 fiscal year to the 2018 fiscal year primarily due to an increase in staff costs, resulting from an increase in the total number of our teachers and educational staff, and an increase in boarding expenses, which is in line with the increased number of our student enrollment and the expansion of our school network.

Our cost of revenue as a percentage of our total revenue decreased from 70.8% in the 2016 fiscal year to 64.8% in the 2017 fiscal year, and further to 63.4% in the 2018 fiscal year, primarily due to (1) our improved operating efficiency, including from budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, and (2) the increase in our average tuition and fees.

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses. Our selling, general and administrative expenses were RMB290.1 million, RMB262.0 million and RMB368.1 million (US$53.9 million) in the 2016, 2017 and 2018 fiscal years, respectively, accounting for 27.9%, 19.7% and 21.4% of our revenue for the same periods, respectively. Excluding the share-based compensation in the 2016 and 2018 fiscal years, our selling, general and administrative expenses would have been RMB195.0 million and RMB339.1 million (US$49.6 million), accounting for 18.7% and 19.7% of our revenue in the 2016 and 2018 fiscal years. Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue increased from 18.7% in the 2016 fiscal year to 19.7% in the 2017 fiscal year primarily due to benefits we paid to additional general and administrative personal to support our growing business, as well as one-off expenses related to our initial public offering of RMB16.9 million incurred during the 2017 fiscal year. Such percentage remained at 19.7% in the 2018 fiscal year.

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

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Revenue	1,040,329	1,328,367	1,718,871	251,665
Cost of revenue	(736,205)	(860,330)	(1,090,595)	(159,677)

Gross profit	304,124	468,037	628,276	91,988
Selling, general and administrative expenses	(290,098)	(261,972)	(368,141)	(53,901)
Other operating income	4,283	8,874	12,027	1,761

Operating income	18,309	214,939	272,162	39,848
Interest income, net	2,148	4,901	27,297	3,996
Investment income	805	13,718	21,669	3,173
Other expenses	(457)	(779)	(4,803)	(703)

Income before income taxes and share of equity in income of unconsolidated affiliates	20,805	232,779	316,325	46,314
Income tax expenses	(17,889)	(40,970)	(67,382)	(9,866)
Share of equity in income of unconsolidated affiliates	—	—	(40)	(6)

Net income	2,916	191,809	248,903	36,442

Net income attributable to non-controlling interests (1)	39,290	19,759	1,934	283

Net (loss)/income attributable to ordinary shareholders	(36,374)	172,050	246,969	36,159

Adjusted net income (2)	97,986	191,809	277,964	40,697

Net (loss)/earnings per share attributable to ordinary shareholders (3)
Basic	(0.38)	1.64	2.02	0.30
Diluted	(0.38)	1.64	2.02	0.30
Weighted average shares used in calculating net (loss)/earnings per ordinary share (3)
Basic	96,983,360	104,839,041	122,088,201	122,088,201
Diluted	96,983,360	104,839,041	122,186,796	122,186,796

(1)

Includes former shareholders that disposed of their minority investments in certain schools to us in the first quarter of the 2017 fiscal year, and net income attributable to our non-controlling interests in Can-achieve and several kindergartens we acquired in Wuhan in the 2018 fiscal year.

(2)	Represents net income before share-based compensation expenses. See “—A. Operating Results—Results of Operations—Non-GAAP measures” for details.

(3)	After giving effect to a share split effected on April 26, 2017, following which each of our authorized and issued ordinary shares was sub-divided into 10 ordinary shares.

Non-GAAP measures

In evaluating our business, we consider and use three non-GAAP measures, adjusted EBITDA, adjusted net income/(loss) and adjusted operating income as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted EBITDA by excluding net interest income, income tax benefit and expense, depreciation and amortization expenses, non-recurring foreign exchange (gain)/loss, and share-based compensation expenses from net income. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. In the 2018 fiscal year we converted US$50.0 million from U.S. dollars into RMB, which was utilized as the registered capital of Guangdong Bright Scholar Education Technology Co., Ltd. As a result of the change in the U.S. dollar to RMB exchange rate since our initial public offering and follow-up offering to the date of conversion, we recognized a non-recurring foreign exchange loss in the 2018 fiscal year. We define adjusted operating income as operating income excluding share-based compensation expenses. We incurred share-based compensation in the 2016 and 2018 fiscal years, which was associated with the acquisition of Mr. Junli He’s equity interests in Impetus in January 2016 and the grant of share options to purchase a total of 845,000 Class A ordinary shares to certain school principals and management team members.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted EBITDA, adjusted net income/(loss) and adjusted operating income enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation expenses, share-based compensation expenses, and non-recurring foreign exchange gains or losses, and without considering the impact of non-operating items such as interest income and income tax benefit and expenses. We also believe that the use of the non-GAAP measure facilitate investors’ assessment of our operating performance.

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

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted EBITDA, adjusted net income/(loss) and adjusted operating income for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net income to EBITDA and adjusted EBITDA
Net income	2,916	191,809	248,903	36,442
Less: interest income, net	2,148	4,901	27,297	3,996
Add: income tax expense	17,889	40,970	67,382	9,866
Add: depreciation and amortization expense	72,094	78,056	85,879	12,574
Add: share-based compensation expenses	95,070	—	29,061	4,255
Add: foreign exchange loss	—	—	4,868	713

Adjusted EBITDA	185,821	305,934	408,796	59,854

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of net income to adjusted net income
Net income	2,916	191,809	248,903	36,442
Add: share-based compensation expenses	95,070	—	29,061	4,255

Adjusted net income	97,986	191,809	277,964	40,697

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of operating income to adjusted operating income
Operating income	18,309	214,939	272,162	39,848
Add: share-based compensation expenses	95,070	—	29,061	4,255

Adjusted operating income	113,379	214,939	301,223	44,103

Segment information

The following tables set forth the net revenue, cost of revenue and gross profit of our four segments of business by amount and as a percentage of total segment revenue for the periods indicated:

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	1,040,329	1,328,367	1,718,871	251,665
International schools	423,122	505,595	589,599	86,325
Bilingual schools	328,678	413,404	534,008	78,186
Kindergartens	252,013	312,008	399,249	58,455
Complementary education services	36,516	97,360	196,015	28,699
Cost of revenue	(736,205)	(860,330)	(1,090,595)	(159,677)
International schools	(312,527)	(360,044)	(373,391)	(54,669)
Bilingual schools	(228,889)	(262,283)	(346,868)	(50,786)
Kindergartens	(168,157)	(178,758)	(223,397)	(32,708)
Complementary education services	(26,632)	(59,245)	(146,939)	(21,514)
Gross profit	304,124	468,037	628,276	91,988
International schools	110,595	145,551	216,208	31,656
Bilingual schools	99,789	151,121	187,140	27,400
Kindergartens	83,856	133,250	175,852	25,747
Complementary education services	9,884	38,115	49,076	7,185

	Year Ended August 31,
	2016	2017	2018
	%	%	%
	(as a percentage of segment revenue)
Revenue	100.0%	100.0%	100.0%
International schools	100.0%	100.0%	100.0%
Bilingual schools	100.0%	100.0%	100.0%
Kindergartens	100.0%	100.0%	100.0%
Complementary education services	100.0%	100.0%	100.0%
Cost of revenue	(70.8)%	(64.8)%	(63.4)%
International schools	(73.9)%	(71.2)%	(63.3)%
Bilingual schools	(69.6)%	(63.4)%	(65.0)%
Kindergartens	(66.7)%	(57.3)%	(56.0)%
Complementary education services	(72.9)%	(60.9)%	(75.0)%
Gross profit	29.2%	35.2%	36.6%
International schools	26.1%	28.8%	36.7%
Bilingual schools	30.4%	36.6%	35.0%
Kindergartens	33.3%	42.7%	44.0%
Complementary education services	27.1%	39.1%	25.0%

Year ended August 31, 2017 compared to year ended August 31, 2018

Revenue. Our revenue increased by 29.4% from RMB1,328.4 million in the 2017 fiscal year to RMB1,718.9 million (US$251.7 million) in the 2018 fiscal year, primarily due to a 23.3% increase in the average total number of students from 29,747 to 36,679, and a 1.7% increase in the average tuition and fees from RMB41,384 to RMB42,108 during the same periods. Our revenue from complementary education services also increased significantly from RMB97.4 million in the 2017 fiscal year to RMB196.1 million (US$28.7 million) in the 2018 fiscal year, primarily due to revenue contribution from Can-achieve, our newly acquired international education consulting company, and an increase in the revenue of élan English learning centers.

•

International schools. Our revenue from international schools increased by 16.6% from RMB505.6 million in the 2017 fiscal year to RMB589.6 million (US$86.3 million) in the 2018 fiscal year, primarily due to a 17.2% increase in the average number of students from 6,283 to 7,366, partially offset by a 0.5% decrease in the average tuition and fees from RMB80,478 to RMB80,048 during the same period primarily due to pricing strategies related to our promotional efforts for schools in the ramp-up stage.

•

Bilingual schools. Our revenue from bilingual schools increased by 29.2% from RMB413.4 million in the 2017 fiscal year to RMB534.0 million (US$78.2 million) in the 2018 fiscal year, primarily due to an 18.4% increase in the average number of students from 13,189 to 15,620 and a 9.1% increase in the average tuition and fees from RMB31,346 to RMB34,187 during the same period.

•

Kindergartens. Our revenue from kindergartens increased by 28.0% from RMB312.0 million in the 2017 fiscal year to RMB399.2 million (US$58.5 million) in the 2018 fiscal year, primarily due to a 33.3% increase in the average number of students from 10,275 to 13,693, and a 1.2% increase in the average tuition and fees from RMB30,364 to RMB30,736 during the same period.

•

Complementary education services. Our revenue from complementary education services increased significantly from RMB97.4 million in the 2017 fiscal year to RMB196.1 million (US$28.7 million) in the 2018 fiscal year, primarily due to (1) a revenue contribution of RMB62.5 million (US$9.2 million) from Can-achieve, (2) an RMB13.3 million increase in the revenue of élan English learning centers from the 2017 fiscal year, and (3) revenue contribution from FGE of RMB6.7 million (US$1.0 million).

Cost of revenue. Our cost of revenue increased by 26.8% from RMB860.3 million in the 2017 fiscal year to RMB1,090.6 million (US$159.7 million) in the 2018 fiscal year, primarily due to a RMB135.6 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools. We opened five bilingual schools and five kindergartens in the 2018 fiscal year. We also acquired five kindergartens in the 2018 fiscal year. The average number of our teachers and instructors increased by 18.4% from 3,628 in the 2017 fiscal year to 4,297 in the 2018 fiscal year.

•

International schools. Our cost of revenue incurred by international schools increased by 3.7% from RMB360.0 million in the 2017 fiscal year to RMB373.4 million (US$54.7 million) in the 2018 fiscal year, primarily due to a 6.6% increase in staff costs from RMB268.3 million to RMB286.0 million (US$41.9 million) as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of schools.

•

Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 32.2% from RMB262.3 million in the 2017 fiscal year to RMB346.9 million (US$50.8 million) in the 2018 fiscal year, primarily due to a 32.8% increase in staff costs from RMB182.6 million to RMB242.6 million (US$35.5 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network. We opened five bilingual schools during the 2018 fiscal year.

•

Kindergartens. Our cost of revenue incurred by kindergartens increased by 25.0% from RMB178.8 million in the 2017 fiscal year to RMB223.4 million (US$ 32.7 million) in the 2018 fiscal year, primarily due to a 21.2% increase in staff costs from RMB136.0 million to RMB164.9 million (US$24.1 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools. We opened five kindergartens and acquired five kindergartens during the 2018 fiscal year.

•

Complementary education services. Our cost of revenue incurred by complementary education services increased significantly from RMB59.2 million in the 2017 fiscal year to RMB146.9 million (US$21.5 million) in the 2018 fiscal year, primarily due to (1) consolidation of Can-achieve’s cost of revenue of RMB47.3 million (US$6.9 million), and (2) an increase in cost of revenue of élan.

Gross profit. As a result of the foregoing, our gross profit increased significantly from RMB468.0 million in the 2017 fiscal year to RMB628.3 million (US$92.0 million) in the 2018 fiscal year. Our gross margin increased from 35.2% in the 2017 fiscal year to 36.6% in the 2018 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, resulting in an improvement in the student–to–teacher ratio in our schools from 8.4 for the 2017 fiscal year to 8.8 for the 2018 fiscal year.

Our gross profit margin for our bilingual schools decreased from the 2017 fiscal year to the 2018 fiscal year primarily due to the ramp-up of our five newly opened bilingual schools in the 2018 fiscal year, and our gross profit margin for our complementary education services decreased primarily due to (1) the ramp-up of élan English learning centers, and (2) the integration of our newly acquired international education consulting business under the brand of Can-achieve, the gross margin of which is generally lower than those of the private K-12 education business.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 40.5% from RMB262.0 million in the 2017 fiscal year to RMB368.1 million (US$53.9 million) in the 2018 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue increased from 19.7% in the 2017 fiscal year to 21.4% in the 2018 fiscal year. This increase is primarily due to our share-based compensation to our selling, general and administrative staff of RMB29.1 million (US$4.3 million).

Operating income. As a result of the foregoing, we experienced an operating gain of RMB214.9 million in the 2017 fiscal year, and an operating gain of RMB272.2 million (US$39.8 million) in the 2018 fiscal year.

Interest income, net. Our net interest income increased significantly from RMB4.9 million in the 2017 fiscal year to RMB27.3 million (US$4.0 million) in the 2018 fiscal year, primarily due to an increase in holdings of bank deposits from cash generated from our business operations and proceeds from our initial public offering and follow-on offering during the 2018 fiscal year.

Income tax expense. Our income tax expense was RMB67.4 million (US$9.9 million) in the 2018 fiscal year, and our effective tax rate was 21.3%, lower than the statutory rate of 25.0%, primarily due to the utilization of net operating losses carry-forwards. Our effective tax rate increased from 17.6% in the 2017 fiscal year to 21.3% in the 2018 fiscal year, primarily due to (1) the increase in the number of schools that began to generate net profits in the 2018 fiscal year, and (2) the expiration of a five-year tax exemption previously enjoyed by Country Garden Venice Bilingual School and Country Garden Venice Kindergarten.

Income for the year. As a result of the foregoing, we experienced a net gain of RMB191.8 million for the 2017 fiscal year and a net gain of RMB248.9 million (US$36.4 million) for the 2018 fiscal year.

Adjusted net income. We recorded an adjusted net income of RMB278.0 million (US$40.7 million) for the 2018 fiscal year, compared to an adjusted net income of RMB191.8 million for the 2017 fiscal year. See “—Non-GAAP measures.”

Year ended August 31, 2016 compared to year ended August 31, 2017

Revenue. Our revenue increased by 27.7% from RMB1,040.3 million in the 2016 fiscal year to RMB1,328.4 million in the 2017 fiscal year, primarily due to a 15.0% increase in the average total number of students from 25,862 to 29,747, and a 6.6% increase in the average tuition and fees from RMB38,814 to RMB41,384 during the same period. Our revenue from complementary education services also increased significantly from RMB36.5 million in the 2016 fiscal year to RMB97.4 million in the 2017 fiscal year, primarily due to an increase in the revenue of élan English learning centers, and to a lesser extent, an increase in revenue from our camp programs.

•

International schools. Our revenue from international schools increased by 19.5% from RMB423.1 million in the 2016 fiscal year to RMB505.6 million in the 2017 fiscal year, primarily due to a 15.4% increase in the average number of students from 5,443 to 6,283, and a 3.5% increase in the average tuition and fees from RMB77,744 to RMB80,478 during the same period.

•

Bilingual schools. Our revenue from bilingual schools increased by 25.8% from RMB328.7 million in the 2016 fiscal year to RMB413.4 million, primarily due to a 15.3% increase in the average number of students from 11,441 to 13,189, and a 9.1% increase in the average tuition and fees from RMB28,729 to RMB31,346 during the same period.

•

Kindergartens. Our revenue from kindergartens increased by 23.8% from RMB252.0 million in the 2016 fiscal year to RMB312.0 million in the 2017 fiscal year, primarily due to a 14.4% increase in the average number of students from 8,979 to 10,275, and a 8.2% increase in the average tuition and fees from RMB28,067 to RMB30,364 during the same period.

•

Complementary education services. Our revenue from complementary education services increased significantly from RMB36.5 million in the 2016 fiscal year to RMB97.4 million, primarily due to an increase in the revenue of élan English learning centers, and to a lesser extent, an increase in revenue from our camp programs.

Cost of revenue. Our cost of revenue increased by 16.9% from RMB736.2 million in the 2016 fiscal year to RMB860.3 million in the 2017 fiscal year, primarily due to a RMB95.6 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools. The average number of our teachers and instructors increased by 14.3% from 3,175 in the 2016 fiscal year to 3,628 in the 2017 fiscal year.

•

International schools. Our cost of revenue incurred by international schools increased by 15.2% from RMB312.5 million in the 2016 fiscal year to RMB360.0 million in the 2017 fiscal year, primarily due to a 14.9% increase in staff costs from RMB233.5 million to RMB268.3 million as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools.

•

Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 14.6% from RMB228.9 million in the 2016 fiscal year to RMB262.3 million in the 2017 fiscal year, primarily due to a 17.7% increase in staff costs from RMB155.1 million to RMB182.6 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network.

•

Kindergartens. Our cost of revenue incurred by kindergartens increased by 6.3% from RMB168.2 million in the 2016 fiscal year to RMB178.8 million in the 2017 fiscal year, primarily due to a 14.4% increase in staff costs from RMB118.9 million to RMB136.0 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools.

•

Complementary education services. Our cost of revenue incurred by complementary education services increased significantly from RMB26.6 million in the 2016 fiscal year to RMB59.2 million in the 2017 fiscal year, primarily due to an increase in cost of revenue of élan English learning centers.

Gross profit. As a result of the foregoing, our gross profit increased significantly from RMB304.1 million in the 2016 fiscal year to RMB468.0 million. Our gross margin increased from 29.2% in the 2016 fiscal year to 35.2% in the 2017 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, resulting in a moderate increase in the student–to–teacher ratio in our schools from 8.3 for the 2016 fiscal year to 8.4 for the 2017 fiscal year.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 9.7% from RMB290.1 million in the 2016 fiscal year to RMB262.0 million in the 2017 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue decreased from 27.9% in the 2016 fiscal year to 19.7% in the 2017 fiscal year. Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue increased from 18.7% in the 2016 fiscal year to 19.7% in the 2017 fiscal year primarily due to benefits we paid to additional general and administrative personal to support our growing business, as well as one-off expenses related to our initial public offering of RMB16.9 million incurred during the 2017 fiscal year.

Operating income. As a result of the foregoing, we experienced an operating gain of RMB18.3 million in the 2016 fiscal year, and an operating gain of RMB214.9 million in the 2017 fiscal year.

Interest income, net. Our net interest income increased by 128.2% from RMB2.1 million in the 2016 fiscal year to RMB4.9 million in the 2017 fiscal year, primarily due to an increase in holdings of bank deposits from cash generated from our business operations and proceeds from our initial public offering.

Income tax expense. Our income tax expense was RMB41.0 million in the 2017 fiscal year, and our effective tax rate was 17.6%, lower than the statutory rate of 25.0%, primarily due to the preferential tax treatment of Zhuhai Bright Scholar and certain tax exemptions granted to our Country Garden Venice Bilingual School and Country Garden Venice Kindergarten and the utilization of net operating losses carry-forwards.

Income for the year. As a result of the foregoing, we experienced a net gain of RMB2.9 million for the 2016 fiscal year and a net gain of RMB191.8 million for the 2017 fiscal year.

Adjusted net income. We recorded an adjusted net income of RMB191.8 million for the 2017 fiscal year, compared to an adjusted net income of RMB98.0 million for the 2016 fiscal year. See “—Non-GAAP measures.”

B.	Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities and proceeds from our financing activities. As of August 31, 2016, 2017 and 2018, we had RMB362.5 million, RMB1,896.7 million and RMB3,164.1 million (US$463.3 million), respectively, in cash and cash equivalents and restricted cash. Approximately 44.2% of our cash and cash equivalents and restricted cash as of August 31, 2018 were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We intend to finance our future working capital requirements and capital expenditures primarily from cash generated from operating activities, and to a lesser extent, from debt and equity financing activities.

Although we combine the results of our affiliated entities and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our affiliated entities or their respective subsidiaries. However, a portion of the cash balances of our affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with our affiliated entities and their respective subsidiaries. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	Year Ended August 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	360,658	464,919	554,216	81,145
Net cash provided by/(used in) investing activities	32,086	(55,725)	(472,460)	(69,174)
Net cash (used in)/provided by financing activities	(274,541)	1,161,511	1,092,604	159,971
Net increase in cash and cash equivalents, and restricted cash	118,203	1,570,705	1,174,360	171,942
Cash and cash equivalents, and restricted cash at beginning of the year	244,248	362,451	1,896,662	277,696
Effect of exchange rate change	—	(36,494)	93,059	13,625

Cash and cash equivalents, and restricted cash at end of the year	362,451	1,896,662	3,164,081	463,263

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

For the 2018 fiscal year, we had net cash from operating activities of RMB554.2 million (US$81.1 million). This amount represents our net income of RMB248.9 million (US$36.4 million), adjusted primarily for (1) increase in deferred revenue of RMB190.6 million (US$27.9 million) due to increased enrollment of students and increase in our average tuitions, (2) depreciation of RMB78.3 million (US$11.5 million) relating primarily to our school facilities capitalized renovation construction, (3) accrued unpaid expenses of RMB50.9 million (US$7.5 million), and (4) share-based compensation of RMB29.1 million (US$4.3 million).

For the 2017 fiscal year, we had net cash from operating activities of RMB464.9 million. This amount represents our net income of RMB191.8 million, adjusted primarily for (1) depreciation of RMB74.4 million relating primarily to our school facilities capitalized renovation construction, and (2) accrued unpaid expenses of RMB69.1 million; (3) increase in deferred revenue of RMB96.5 million due to increased enrollment of students and increase in our average tuitions.

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

Investing activities

For the 2018 fiscal year, we had net cash used in investing activities of RMB472.5 million (US$69.2 million), primarily attributable to (1) purchase of held-to-maturity investments of RMB1,428.0 million (US$209.1 million), (2) purchase of debt investments of RMB469.0 million (US$68.7 million), (3) purchase of long-term investment of RMB190.9 million (US$28.0 million), (4) acquisition payment in the 2018 fiscal year of RMB179.6 million (US$26.3 million), and (5) capital expenditures in the 2018 fiscal year of RMB117.6 million (US$17.2 million) partially offset by (1) proceeds from disposal of held-to-maturity investments of RMB1,445.4 million (US$211.6 million), and (2) proceeds from disposal of debt investments of RMB477.2 million (US$69.9 million). For details on our acquisitions, see “Item 4. Information on the Company—B. Business Overview—Our Acquisitions and Expansions.”

For the 2017 fiscal year, we had net cash used in investing activities of RMB55.7 million, primarily attributable to (1) purchase of held-to-maturity investments of RMB186.0 million; (2) purchase of debt investment of RMB780.0 million and (3) advances to related parties of RMB144.6 million, partially offset by (1) proceeds from disposal of debt investment RMB787.6 million, (2) net repayment of loans from related parties of RMB229.2 million, and (3) proceeds from disposal of held-to-maturity investments of RMB215.9 million.

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

Financing activities

For the 2018 fiscal year, we had net cash from financing activities of RMB1,092.6 million (US$160.0 million), primarily due to net proceeds from our follow-on offering (net of offering cost paid RMB6.0 million) of RMB1,151.7 million (US$181.4 million), and proceeds from bank borrowings of RMB49.8 million (US$7.3 million), partially offset by repurchase of ordinary shares of RMB108.9 million (US$16.0 million). For the translations of our net proceeds from our initial public offering and follow-on offering, we used the foreign exchange rate on the date of closing of the initial public offering and follow-on offering, respectively.

For the 2017 fiscal year, we had net cash from financing activities of RMB1,161.5 million, primarily due to net proceeds from our initial public offering (net of offering cost paid RMB3.2 million) of RMB1,147.9 million, and advances from related parties of RMB71.4 million, partially offset by net repayments of loans to our related parties of RMB57.7 million.

For the 2016 fiscal year, we had net cash used in financing activities of RMB274.5 million, representing net repayment of loans from related parties relating primarily to repayment of borrowings from Country Garden.

Capital Expenditures

We incurred capital expenditures of RMB92.7 million, RMB97.1 million and RMB117.6 million (US$17.2 million) in the 2016, 2017 and 2018 fiscal years, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. For the 2016, 2017 and 2018 fiscal years, our PRC subsidiaries did not make any apportion to the statutory surplus reserve fund, and our schools made apportions of RMB23.8 million, RMB17.1 million and nil to the development fund, respectively. Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions of (1) our affiliated entities and (2) our subsidiaries for the periods indicated as a percentage of total revenue:

	As of August 31,
	2016		2017		2018
	RMB	% of total revenue	RMB	% of total revenue	RMB	US$	% of total revenue
	(in thousands, except percentages)
Our affiliated entities	1,040,329	100.0%	1,320,421	99.4%	1,621,872	237,463	94.4%
Our subsidiaries	—	—	7,946	0.6%	96,999	14,202	5.6%

Total revenue	1,040,329	100.0%	1,328,367	100.0%	1,718,871	251,665	100%

The following table sets forth the respective asset contributions of (1) our affiliated entities and (2) our subsidiaries as of the date indicated as a percentage of total assets:

	As of August 31,
	2016		2017		2018
	RMB	% of total assets	RMB	% of total assets	RMB	US$	% of total assets
	(in thousands, except percentages)
Our affiliated entities	1,238,511	99.9%	1,488,123	55.4%	1,690,615	247,528	36.2%
Our subsidiaries	721	0.1%	1,198,509	44.6%	2,975,866	435,705	63.8%

Total assets	1,239,232	100.0%	2,686,632	100.0%	4,666,481	683,233	100%

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Curriculum Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2018 fiscal year that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2018.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	255,489	37,407	38,990	53,459	30,625	132,415

We lease certain school and office premises under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB15.2 million, RMB20.2 million and RMB28.1 million (US$4.1 million) in the 2016, 2017 and 2018 fiscal years, respectively.

We also have certain capital commitments that primarily relate to commitments for construction of schools. Total capital commitments contracted but not yet reflected in the combined and consolidated financial statements was RMB53.2 million (US$7.8 million) as of August 31, 2018. All of these capital commitments will be fulfilled in the future according to the construction progress.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huiyan Yang	37	Chairperson of the Board of Director
Junli He	44	Chief Executive Officer and Director
Shuting Zhou	34	Director
Peter Andrew Schloss	58	Director
Jun Zhao	56	Director
Ronald J. Packard	55	Director
Dongmei Li	50	Chief Financial Officer
Alexander Shu Chen	34	Vice President
Jinsheng Cheng	55	Vice President

Huiyan Yang is a co-founder of certain of our schools and has served as a director and the chairperson of Bright Scholar Holdings since our inception. Ms. Yang joined Country Garden Holdings Company Limited, a related party, which is a HKSE-listed Chinese residential property developer, in 2005, as the manager of its procurement department. Ms. Yang has served as a director of Country Garden since December 2006, its vice chairperson since March 2012, and its co-chairperson since December 2018. Ms. Yang graduated from Ohio State University with a bachelor degree in marketing and logistics. Ms. Yang received her middle school education from Guangdong Country Garden School. She received the “China Charity Award Special Contribution Award” in 2008.

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

Ronald J. Packard became a director of Bright Scholar Holdings in May 2018. Mr. Packard is the CEO and Founder of Pansophic Learning, a global technology based education company. He was previously the long-time CEO and founder of K12 Inc. Prior to K12 Inc., Mr. Packard was the Vice President of Knowledge Universe and CEO of Knowledge Schools, one of the nation’s largest early childhood education companies. Mr. Packard also previously worked for McKinsey & Company and for Goldman Sachs and earned the Chartered Financial Analyst (CFA) designation in 1992. Mr. Packard holds a B.A. degree from the University of California at Berkeley and an M.B.A. from the University of Chicago, both with honors.

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

Compensation of Directors and Executive Officers

For the fiscal year ended August 31, 2018, we paid an aggregate of approximately RMB10.4 million (US$1.5 million) in cash to our executive officers, and RMB0.6 million (US$0.1 million) to our directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share Incentive Plan

In February 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan shall be 5,263,158 ordinary shares, which constitutes 5.0% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2017 Plan, after giving effect to a ten-for-one share split effected on April 26, 2017. In December 2017, we granted share options to purchase a total of 845,000 Class A ordinary share to certain school principals and management team members at an exercise price of US$8.74 per share with vesting period varying from three to five years. In September 2018, we granted options to purchase 167,138 Class A ordinary shares to certain members of the senior management team of Can-achieve pursuant to the 2017 Plan at an exercise price of US$8.74 per share with vesting periods ending on December 31, 2018, 2019 and 2020.

In the 2018 fiscal year, our share-based payment expenses were RMB29.1 million (US$4.3 million) in connection with the share options granted to employees.

The following table summarizes, as of the date of this annual report, the outstanding options we had granted to our directors, officers and other individuals under our 2017 Plan:

Name	Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Dongmei Li	*	US$	8.74	December 15, 2017	December 14, 2027
Jinsheng Cheng	*	US$	8.74	December 15, 2017	December 14, 2027
Senior management members of Can-achieve	167,138	US$	8.74	September 1, 2018	December 14, 2027
Other individuals as a group	585,804	US$	8.74	December 15, 2017	December 14, 2027

*	Less than 1% of our total outstanding shares on an as-converted basis or voting power assuming full exercise of the options.

The following table sets forth the number of options that have been granted, exercised, and forfeited as of the date of this annual report.

Options
Granted**	1,012,138
Exercised	3,858
Forfeited	56,415
Outstanding	951,865

**	Includes the 167,138 options granted to senior management members of Can-achieve of which none has been exercised or forfeited as of the date of this annual report.

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

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified inthe relevant award agreement.

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

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs Peter Andrew Schloss, Jun Zhao and Mr. Ronald J. Packard, and is chaired by Mr. Schloss. Messrs Schloss, Zhao and Packard satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Schloss qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 5,716 employees in 2016 fiscal year, 6,501 in 2017 fiscal year and 7,891 in 2018 fiscal year. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements. In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, and employees in sales and marketing, finance and general administration. In the 2018 fiscal year, we began to classify certain nursery staff as teachers, and we retrospectively made the reclassification for the 2016 and 2017 fiscal years. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2016 fiscal year	2017 fiscal year	2018 fiscal year
Teachers and instructors	3,175	3,628	4,297
Managerial staff	110	139	469
Educational and administrative staff	935	969	1,012
Supporting staff	1,496	1,765	2,113

Total	5,716	6,501	7,891

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

The calculations in the table below are based on the fact that there are 123,923,676 ordinary shares outstanding, including (1) 17,250,000 Class A ordinary shares sold by us in our initial public offering in the form of ADSs, (2) 10,000,000 Class A ordinary shares sold by us in our follow-on offering in the form of ADSs, (3) 3,858 Class A ordinary shares issued as a result of our employees’ exercise of their share options under the 2017 Plan and (4) 100,000,000 Class B ordinary shares, excluding (1) 3,009,655 Class A ordinary shares we have repurchased and cancelled as of the date of this annual report, and (2) 320,527 Class A ordinary shares repurchased but not yet cancelled as of the date of this annual report.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	% of aggregate ordinary shares***	% of aggregate voting power†***
Directors and Executive Officers: **
Ms. Huiyan Yang (1)	451,559	20,000,000	20,451,559	16.50%	19.79%
Mr. Junli He (2)	52,000	7,410,000	7,462,000	6.02%	7.32%
Ms. Shuting Zhou	—	—	—	—	—
Mr. Peter Andrew Schloss	—	—	—	—	—
Mr. Jun Zhao	—	—	—	—	—
Ms. Dongmei Li	*	—	—	*	*
Mr. Alexander Shu Chen	—	—	—	—	—
Mr. Jinsheng Cheng	*	—	—	*	*
Directors and executive officers as a group	565,482	27,410,000	27,975,482	22.57%	27.11%
Principal Shareholders:
Excellence Education Investment Limited (3)	—	72,590,000	72,590,000	58.58%	71.73%
Ms. Huiyan Yang (4)	451,559	20,000,000	20,451,559	16.50%	19.79%
Mr. Junli He (5)	52,000	7,410,000	7,462,000	6.02%	7.32%
Serenity Capital affiliates (6)	5,180,111	—	5,180,111	4.18%	0.26%
Hillhouse Capital Management, Ltd. (7)	3,985,797	—	3,985,797	3.22%	0.20%
Indus Capital Partners, LLC (8)	3,143,931	—	3,143,931	2.54%	0.16%
Tiger Global Management affiliates (9)	2,016,707	—	2,016,707	1.63%	0.10%

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

*	Less than 1% of our total outstanding share on an as-converted basis or voting power.
**	The business address of our directors and executive officers is No. 1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.
***

The calculation of percentage of aggregate ordinary shares and aggregate voting power does not take into account the 249,479 Class A ordinary shares issued to The Bank of New York Mellon for further issuance to beneficiaries under the 2017 Plan. We have, however, included the 3,078 Class A ordinary shares already issued upon exercise of options under the 2017 Plan. We have also included Class A ordinary shares that may be issued for options exercisable within 60 days from the date of this annual report, provided that these shares are not included in the computation of the percentage ownership or voting power of any other person. The calculation of percentage of aggregate ordinary shares and aggregate voting power also does not take into account the 3,330,182 Class A ordinary shares we repurchased as of the date of this annual report, out of which 3,009,655 have been duly cancelled.

(1)

Represents 20,000,000 Class B ordinary shares directly held by Ultimate Wise Group Limited, a British Virgin Islands company wholly owned by Ms. Huiyan Yang, and 451,559 Class A ordinary shares directly held by Concrete Win Limited, a British Virgin Islands company wholly owned by Ms. Huiyan Yang. Ms. Meirong Yang is Ms. Huiyan Yang’s relative. The registered office of Ultimate Wise Group Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The registered office of Concrete Win Limited is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. According to the acting-in-concert agreement entered into between Ms. Huiyan Yang and Ms. Meirong Yang, Ms. Huiyan Yang will agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company.

(2)

Includes 52,000 Class A ordinary shares in the form of ADSs acquired from open market, 5,310,000 Class B ordinary shares directly held by Mr. Junli He and 2,100,000 Class B ordinary shares held in an irrevocable discretionary trust established by Mr. He.

(3)

Excellence Education Investment Limited is a British Virgin Islands company wholly owned by Ms. Meirong Yang. The registered office of Excellence Education Investment Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(4)	In her capacity as an individual principal shareholder. See also footnote (1) above.
(5)	In his capacity as an individual principal shareholder. See also footnote (2) above.
(6)

Represents 5,180,111 Class A ordinary shares in the form of ADSs beneficially owned by Serenity Capital LLC as reported in Form 13F-HR filed by Serenity Capital LLC on November 14, 2018. Serenity Capital LLC is a company incorporated in Delaware, United States with its business address at 530 Lytton Avenue, Palo Alto, California 94301.

(7)

Represents 3,985,797 Class A ordinary shares in the form of ADSs beneficially owned by Hillhouse Capital Management, Ltd. as reported in Form 13F-HR filed by Hillhouse Capital Management, Ltd. on November 14, 2018. Hillhouse Capital Management, Ltd. is a company incorporated in the Cayman Islands with its business address at c/o DMS House, 20 Genesis Close P.O. Box 2587 George Town, Grand Cayman E9 KY1-1103.

(8)

Represents 3,143,931 Class A ordinary shares in the form of ADSs beneficially owned by Indus Capital Partners, LLC as reported in Form 13F-HR filed by Indus Capital Partners, LLC on November 14, 2018. Indus Capital Partners, LLC is a company incorporated in Delaware, United States with its business address at 888 Seventh Avenue, 26th Floor, New York, New York 10019.

(9)

Represents 2,016,707 Class A ordinary shares in the form of ADSs beneficially owned by Tiger Global Management LLC as reported in Form 13F-HR filed by Tiger Global Management LLC on November 14, 2018. Tiger Global Management LLC is a company incorporated in the Delaware, Untied States with its business address at 9 West 57th Street, 35th Floor, New York, NY 10019.

On February 8, 2017, Ms. Meirong Yang and Ms. Huiyan Yang, who together beneficially own 75.08% of the equity interests in our company, entered into an acting-in-concert agreement. According to the acting-in-concert agreement, Ms. Huiyan Yang and Ms. Meirong Yang must consult with each other before voting and deciding on material matters in relation to the management of our company, including matters subject to approvals by board or shareholders’ meetings, such as appointment of directors and officers and adoption of key group-level policies. If no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. Ms. Huiyan Yang and Ms. Meirong Yang retrospectively confirmed in the acting-in-concert agreement that they have been acting-in-concert since 2008. The acting-in-concert agreement will continue until (1) such agreement is terminated by the parties thereto or (2) the disposal of all of either party’s interests in our company and affiliated entities and termination of either party’s employment or directorship with our company and affiliated entities.

To our knowledge, as of August 31, 2018, the record holders of our Class A ordinary shares in the United States include Serenity Capital LLC, Indus Capital Partners, LLC, Tiger Global Management LLC, and The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Affiliated Entities and Their Shareholders

We entered into a series of contractual arrangements with our affiliated entities, including our schools, and Ms. Meirong Yang, and Mr. Wenjie Yang, the shareholders of our affiliated entities, in January 2017. Such contractual arrangements enable us to (1) has the power to direct the activities that most significantly affects the economic performance of the affiliated entities; (2) bear the obligation to absorb losses of our affiliated entities that could potentially be significant to the affiliated entities or to receive benefits from the affiliated entities that could potentially be significant to the affiliated entities; and (3) have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law. Therefore, we control our affiliated entities, including our schools. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

All of our newly launched and acquired schools have executed Rights and Obligations Assumption Letters in 2018 to enjoy the rights and perform the obligations under the contractual arrangements.

School Operation Agreements with Country Garden

As of August 31, 2018, substantially all of our schools, other than those that do not operate on Country Garden properties, had entered into a three-year school operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate these schools, while we are responsible for the operation and management of these schools. We may also provide preferential student placements and tuition discounts to Country Garden’s homeowners. We are in the process of arranging the execution of such school operation agreements with Country Garden for our schools established after August 31, 2018.

Trademark Licensing Agreements with Country Garden

As of August 31, 2018, substantially all of our schools had entered into a trademark licensing agreement with Country Garden, pursuant to which Country Garden agreed to grant such schools the right to use certain trademarks, including “Country Garden,” free of charge for a term expiring in 2020. We are in the process of arranging the execution of such trademark licensing agreements with Country Garden for schools that have not already executed such agreements and for the kindergarten established after August 31, 2018.

Transactions with Certain Related Parties

Purchase of services and materials

We purchase services and materials, which include mechanics and electrics engineering services, construction services, shuttle bus services and furniture, from other entities controlled by Ms. Huiyan Yang, our chairperson, including Country Garden. In the 2016, 2017 and 2018 fiscal years, we entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Guangzhou Country Garden Shuttle Bus Services Limited

•	Zhaoqing Country Garden Furniture Co., Ltd.

•	Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.

•	Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.

•	Guangdong Giant Leap Construction Co., Ltd.

•	Guangyuan Country Garden Investment Co., Ltd.

•	Foshan Shunde Country Garden Property Development Co., Ltd.

•	Zengcheng Crystal Water Plant Co., Ltd.

•	Guangdong Phoenix Holiday International Travel Service Co., Ltd.

•	Huidong Country Garden Real Estate Development Co., Ltd.

For the 2016, 2017 and 2018 fiscal years, we entered into transactions of an aggregate of approximately RMB30.3 million, RMB15.7 million, and RMB16.8 million (US$2.5 million), respectively, to purchase materials, construction services and other services from such related parties.

Advances and loans from and to related parties

The following table presents amounts owed from and to our related parties as of August 31, 2017 and 2018:

	As of August 31,
	2017	2018
	RMB	RMB
	(in thousands)
Amounts due from related parties
Guangdong Country Garden Vocational Education School(1)	14	25
Guangdong Giant Leap Construction Co., Ltd.(1)	5,026	—
Foshan Shunde Country Garden Property Development Co., Ltd.(1)	—	4,172
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.(1)	321	735
Huidong Country Garden Real Estate Development Co., Ltd.(2)	1,809	3,445
Changsha Ningxiang Country Garden Property Development Co., Ltd.(2)	208	2,186
Kaiping Country Garden Property Development Co., Ltd.(6)	—	1,590
Zengcheng Country Garden Property Development Co., Ltd.(5)	—	948
Szeto Kwok Kin, Daniel(3)	—	999
Can-Achieve Global Edutour Co., Ltd.(4)	—	2,505
Others(1)	562	1,355

Total	7,940	17,960

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts mainly represent the advance payment for purchasing services and materials or construction services provided by the entities controlled by Ms. Huiyan Yang.
(2)	The amounts mainly represent the receivables of the enrolment tuition discount to the owners of properties with the other real-state subsidiaries controlled by Ms. Huiyan Yang.
(3)	The amounts mainly represent other receivable due from a non-controlling interest shareholder acquired through the acquisition of FGE.
(4)	The amounts mainly represent other receivable arising out of the acquisition of Can-achieve.
(5)	The amounts represent expenses paid on behalf of entities controlled by Ms. Huiyan Yang.
(6)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden.

	As of August 31,
	2017	2018
	RMB	RMB
	(in thousands)
Amounts due to related parties
Guangzhou Country Garden Shuttle Bus Services Limited(1)	255	4
Laian Country Garden Property Development Co., Ltd.(2)	11,550	11,550
Changsha Ningxiang Country Garden Property Development Co., Ltd.(2)	8,732	8,732
Chuzhou Country Garden Property Development Co., Ltd.(2)	12,000	12,000
Wuhan Country Garden Property Management Co., Ltd.(2)	3,154	3,154
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.(3)	8,013	5,781
Guangdong Giant Leap Construction Co., Ltd.(3)	20,701	17,058
Foshan Shunde Bi Ri Security Engineering Co., Ltd.(3)	228	228
Guangyuan Country Garden Investment Co., Ltd.(3)	6,000	1,200
Baoding Baigou New Town Honghua Eaton Commerce Co., Ltd.(4)	—	3,000
New Learning Management Co., Ltd.(5)	—	89,469
Others	5,800	5,119

Total	76,433	157,295

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts represent the purchase of shuttle bus service fees payable to Guangzhou Country Garden Shuttle Bus Services Limited.
(2)	The amounts mainly represent financing funds for maintaining daily operation of schools held by affiliated entities under common control from other entities controlled by Ms. Huiyan Yang.
(3)	The amounts mainly represent construction services provided by other entities controlled by Ms. Huiyan Yang.
(4)	The amounts represent the financing funds for maintaining daily operation from Baoding BaiGou, the non-controlling interest shareholder.
(5)	The amounts represent the acquisition payables for the acquisition of kindergartens in Hubei in the 2018 fiscal year to New Learning Management Co., Ltd., the non-controlling interest shareholder.

We utilize facilities and equipment provided by other real-estate subsidiaries controlled by Ms. Huiyan Yang. In return, we give enrolment priorities to the owners of properties with these affiliated companies when providing our educational services.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.	Interests of Experts and Counsels

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Combined and Consolidated Statements and Other Financial Information

We have appended combined and consolidated financial statements filed as part of this annual report.

B.	Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

C.	Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of its profits, realized or unrealized, or from any reserve set aside from profits which its directors determine is no longer required or out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law (2018 Revision) of the Cayman Islands, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our Hong Kong and PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price (US$)
	High	Low
Annual High and Low
Fiscal 2017 (since May 18, 2017)	19.05	10.55
Fiscal 2018	28.18	10.80
Quarterly High and Low
June 1, 2017 to August 31, 2017	19.05	11.59
September 1, 2017 to November 30, 2017	28.18	17.91
December 1, 2017 to February 28, 2018	23.99	16.71
March 1, 2018 to May 31, 2018	20.95	12.24
June 1, 2018 to August 31, 2018	19.50	10.80
September 1, 2018 to November 31, 2018	13.50	8.83
Monthly High and Low
June 2018	19.50	15.48
July 2018	17.24	14.75
August 2018	15.71	10.80
September 2018	13.45	11.00
October 2018	12.97	9.13
November 2018	13.50	8.83
December 2018 (through December 13, 2018)	11.65	9.87

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed for trading on the New York Stock Exchange under the symbol “BEDU” since May 18, 2017.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Laws and Regulations Relating to Foreign Exchange.”

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

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from January 10, 2017.

People’s Republic of China Taxation

Bright Scholar Holdings is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries. The PRC enterprise income tax law and its implementation rules provide that an income tax rate of 10.0% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5.0%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. Furthermore, the State Administration of Taxation promulgated Circular 9 to clarify the definition of beneficial owner under PRC tax treaties and tax arrangements. According to Circular 9, a beneficial owner refers to a party who holds ownership of and control over the income of the entity, or the rights or assets from which such income is derived. The test to determine whether a resident of the other contracting party to the double taxation treaty or arrangement is a beneficial owner shall focus on several factors including, among others, (1) whether the applicant is under the obligation to pay 50% or more of the income received to any resident of any third country or region within 12 months upon receipt of the income; and (2) whether the business activities carried out by the applicant constitutes substantive business activities, which include substantive manufacturing, distribution, management and other activities. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Under the PRC enterprise income tax law, enterprises established under the laws of jurisdictions outside China with their “de facto management body” located within China may be considered to be PRC tax resident enterprises for tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the PRC enterprise income tax law define the term “de facto management body” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (1) the senior management and core management departments in charge of daily operations are located mainly within China, (2) financial and human resources decision are subject to determination or approval by persons or bodies in China, (3) major assets, accounting books, company seals and minutes and files of board and shareholders’ meeting are located or kept within China, and (4) at least half of the enterprise’s directors with voting rights or senior management reside within China. The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, who holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors subject to special accounting rules under Section 451(b) of the Code, investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or by value, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our combined and consolidated financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, based upon our current income and assets, we do not believe that we were classified as a PFIC for the taxable year ending August 31, 2018, and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future.

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

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange. Accordingly, we believe that the ADSs are readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “United States-PRC income tax treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporate shareholders of a domestic corporation.

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

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-217359), as amended and our registration statement on Form F-1 (File Number 333-223193), as amended .

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2018, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-217359) in relation to our initial public offering of 17,250,000 ADSs representing 17,250,000 Class A ordinary shares, at an initial offering price of US$10.50 per ADS, and the F-1 Registration Statement (File Number 333-223193) in relation to our follow-on public offering of 10,000,000 ADSs representing 10,000,000 Class A ordinary shares at US$19.00 per ADS. Our initial public offering closed in June 2017, and our follow-on offering closed in March 2018. Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc. were the representatives of the underwriters for our initial public offering, and Deutsche Bank Securities Inc. and Goldman Sachs (Asian) LLC were the representatives of the underwriters for our follow-on public offering.

The F-1 registration statement for our initial public offering was declared effective by the SEC on May 17, 2017. For the period from the effective date of the F-1 registration statement to August 31, 2017, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$0.6 million. We received net proceeds of approximately US$174.7 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The F-1 registration statement for our follow-on public offering was declared effective by the SEC on February 27, 2018. For the period from the effective date of the F-1 registration statement to August 31, 2018, the total expenses incurred for our company’s account in connection with our follow-on public offering was approximately US$1.0 million. We received net proceeds of approximately US$181.4 million from our follow-on offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the follow-on offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 17, 2017, the date that the F-1 registration statement in connection with our initial public offering was declared effective by the SEC, to the date of this annual report, we have used (1) approximately US$50.0 million as the registered capital of Guangdong Bright Scholar Education Technology Co., Ltd., (2) approximately US$40.7 million in the repurchase of our ADSs, and (3) approximately US$30.0 million in the acquisitions of schools and other business entities.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2018. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of August 31, 2018 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of August 31, 2018. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of August 31, 2018.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

We believe we have made progress on remediating the material weaknesses and the significant deficiency disclosed in Form 20-F for the year ended August 31, 2017. Our historical material weaknesses of the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP have been remediated during the year ended August 31, 2018.

We have implemented a number of remediation measure to address the abovementioned material weaknesses as of and for the year ended August 31, 2017 by (1) retaining sufficient accounting personnel with appropriate knowledge and experiences in U.S. GAAP and SEC financial reporting and assigning the financial controller, who has extensive work experience in a public accounting firm, more period–end control oversight responsibilities to enhance the capability of the financial reporting team and to assist the chief financial officer in overseeing the financial reporting process, (2) providing more comprehensive training on knowledge of U.S. GAAP and controls over financial reporting to our accounting staff and other relevant personnel, and (3) developing a more comprehensive Accounting Manual for our company and enhancing monthly and quarterly closing process to standardize and accelerate the preparation of consolidated financial statements in accordance with U.S. GAAP.

Meanwhile, we have implemented several remediation measures to address the significant deficiency related to risk assessment process and monitoring activities as of and for the year ended August 31, 2017 by (1) employing an experienced internal auditor director who is independent from our operations and reports directly to the audit committee, and establishing an internal department to enhance the internal control, and (2) engaging an external consultant to assist us in establishing our formal risk assessment process and internal control framework and reviewing the appropriateness and sufficiency of the process to identify and address risk of material misstatement related to U.S. GAAP reporting and disclosures.

In the 2018 fiscal year, we and our independent registered public accountant identified no material weakness and one significant deficiency within our internal control over financial reporting. The significant deficiency identified related to the lack of sufficient documentation of goodwill impairment test processes and results. Having identified such significant deficiency, we are in the process of enhancing the implementation a set of internal control policies that include detailed procedures and guidance on goodwill impairment test, which will better enable us to track and identify potential impairment indicators in a more systematic way.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.” As a result, we may be subject to a number of risks, including increased risks that we have or may not file our financial statements and related reports with the SEC on a timely basis and that there are errors in our reported financial statements and material misstatements in our reports and other documents filed with the SEC.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), our independent registered public accounting firm, its member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (“Deloitte Entities”), for the periods indicated. We did not pay any other fees to the Deloitte Entities during the periods indicated below.

	2017 Fiscal Year	2018 Fiscal Year
(in thousands)
Audit fees (1)	RMB4,556	RMB5,785
Audit-related fee (2)	—	RMB1,700
All other fees (3)	—	RMB2,494

(1)

Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

(2)

Audit-related fees represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

(3)	All other fees represent the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in (1) and (2).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In April 2018, our board of directors announced our share repurchase program pursuant to which we would repurchase up to US$100 million worth of our ADSs. As of the date of this annual report, we have repurchased 3,330,182 of our ADSs for an aggregate purchase price of approximately US$40.7 million, pursuant to the abovementioned share repurchase plan.

The table below is a summary of the shares repurchased by us as of the date of this annual report. All ADSs were repurchased in the open market pursuant to the share repurchase program announced in April 2018.

	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs
April 2018	—	—	—	$100,000,000
May 2018	—	—	—	$100,000,000
June 2018	24,653	$15.98	24,653	$99,606,124
July 2018	238,786	$15.85	238,786	$95,820,886
August 2018	944,026	$13.37	944,026	$83,195,886
September 2018	810,622	$11.83	810,622	$73,604,348
October 2018	916,678	$10.79	916,678	$63,714,106
November 2018	171,666	$11.47	171,666	$61,744,637
December 2018	223,751	$10.92	223,751	$59,301,233

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with New York Stock Exchange corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our combined and consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017

2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017

3.1	English translation of acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang dated February 8, 2017 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

4.1	Form of employment agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

4.2	Form of indemnification agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

Exhibit No.	Description of Exhibit

4.3	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang, dated January 25, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017

4.4	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.5	English translation of power of attorney granted by BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.6	English translation of power of attorney granted by Ms. Meirong Yang dated January 25, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.7	English translation of power of attorney granted by Mr. Wenjie Yang dated January 25, 2017. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.8	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.9	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

4.10	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. dated June 14, 2017 (incorporated by reference to Exhibit 4.10 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.11	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Kindergarten dated August 30, 2017 (incorporated by reference to Exhibit 4.12 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.12	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Foreign Language School dated October 13, 2017 (incorporated by reference to Exhibit 4.13 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.13	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden Jade Bay Kindergarten dated July 5, 2017 (incorporated by reference to Exhibit 4.14 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.14	English Translation of Rights and Obligations Assumption Letter executed by Shaoguan Country Garden English Foreign Language School dated September 3, 2017 (incorporated by reference to Exhibit 4.15 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.15	English Translation of Rights and Obligations Assumption Letter executed by Shenghua Country Garden Bilingual School dated October 10, 2017 (incorporated by reference to Exhibit 4.16 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.16	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden School dated September 25, 2017 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.17*	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Wuhan East Lake High-tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten dated October 22, 2018

4.18*	English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao Kindergarten dated October 22, 2018

4.19*	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Dongxihu District Dongqiao Kindergarten dated October 22, 2018

Exhibit No.	Description of Exhibit

4.20*	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Hongshan District Xinqiao Aijia Kindergarten dated October 22, 2018

4.21*	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qingshan District Xinqiao Bilingual Kindergarten dated October 22, 2018

4.22*	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaosheng Education Investment Co., Ltd. dated October 23, 2018

4.23*	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd. dated November 3, 2018

4.24*	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Yinzhe Education and Technology Co., Ltd. dated December 13, 2018

4.25*	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Laizhe Education and Technology Co., Ltd. dated December 13, 2018

4.26*	Business and Asset Sale and Purchase Agreement in relation to the sale and purchase of the Business and Asset of Bournemouth Collegiate School dated October 1, 2018

8.1*	List of subsidiaries and affiliated entities of the Registrant

11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Frost & Sullivan

15.2*	Consent of JunHe LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Dongmei Li
Name:	Dongmei Li
Title:	Chief Financial Officer

Date: December 14, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bright Scholar Education Holdings Limited

Opinion of the Financial Statements

We have audited the accompanying consolidated balance sheets of Bright Scholar Education Holdings Limited (the “Company”), its subsidiaries, other affiliated entities and its variable interest entities under common control with the Company (collectively referred to as the “Group”) as of August 31, 2017 and 2018, the related combined and consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2018, and the related notes and the schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of August 31, 2017 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of the readers.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Guangzhou, China

December 14, 2018

We have served as the Group’s auditor since 2016.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
		2017	2018
	Note	RMB	RMB	USD
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents	25	1,883,000	3,153,852	461,765
Restricted cash	25	13,662	10,229	1,498
Held-to-maturity investments	4	6,390	—	—
Accounts receivable		20	809	118
Amounts due from related parties	19	7,940	17,960	2,630
Other receivables, deposits and other assets	5	30,535	52,457	7,681
Inventories		8,598	9,174	1,343

Total current assets		1,950,145	3,244,481	475,035

Property and equipment, net	6	423,344	460,485	67,421
Land use right, net	7	34,694	33,721	4,937
Intangible assets, net	8	21,177	73,657	10,784
Goodwill	11	104,035	609,511	89,240
Long-term investments	10	—	204,968	30,010
Equity method investments	26	—	2,313	339
Other investments		—	83	12
Prepayments for construction contract		5,490	2,983	437
Deferred tax assets, net	17	25,337	18,129	2,654
Deposits for acquisition	9	78,750	8,854	1,296
Other non-current assets	12	43,660	7,296	1,068

Total non-current assets		736,487	1,422,000	208,198

TOTAL ASSETS		2,686,632	4,666,481	683,233

LIABILITIES AND EQUITY
Current liabilities
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of nil and nil as of August 31, 2017 and August 31, 2018, respectively)		—	49,840	7,297
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 50,899 and RMB 37,271 as of August 31, 2017 and 2018, respectively)		50,899	63,602	9,312
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 62,138 and RMB 142,068 as of August 31, 2017 and 2018, respectively)	19	76,433	157,295	23,030
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 255,859 and RMB 289,388 as of August 31, 2017 and 2018, respectively)	13	272,479	335,857	49,174
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 13,958 and RMB 23,886 as of August 31, 2017 and 2018, respectively)		40,387	53,598	7,847
Current portion of deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 761,876 and RMB 936,615 as of August 31, 2017 and 2018, respectively)		761,876	965,152	141,311

Total current liabilities		1,202,074	1,625,344	237,971

Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 5,294 and RMB 14,452 as of August 31, 2017 and 2018, respectively)	17	5,294	17,067	2,499
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 59,806 and RMB 7,817 as of August 31, 2017 and 2018, respectively)	12	59,806	12,471	1,826

Total non-current liabilities		65,100	29,538	4,325

TOTAL LIABILITIES		1,267,174	1,654,882	242,296

Commitments and Contingencies
EQUITY
Share capital (US$0.00001 par value; 117,250,000 shares issued and outstanding as of August 31, 2017, 127,250,000 shares issued and outstanding as of August 31, 2018)	14	7	9	1
Additional paid-in capital		1,403,608	2,469,815	361,613
Statutory reserves		64,945	64,945	9,509
Accumulated other comprehensive (loss)/income		(36,494)	75,770	11,094
Accumulated (deficit)/retained earnings		(15,933)	231,036	33,826

Shareholders’ equity		1,416,133	2,841,575	416,043
Non-controlling interests	21	3,325	170,024	24,894

Total equity		1,419,458	3,011,599	440,937

TOTAL LIABILITIES AND EQUITY		2,686,632	4,666,481	683,233

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

		2016	2017	2018
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue	15	1,040,329	1,328,367	1,718,871	251,665
Cost of revenue		(736,205)	(860,330)	(1,090,595)	(159,677)

Gross profit		304,124	468,037	628,276	91,988
Selling, general and administrative expenses		(290,098)	(261,972)	(368,141)	(53,901)
Other operating income		4,283	8,874	12,027	1,761

Operating income		18,309	214,939	272,162	39,848
Interest income, net		2,148	4,901	27,297	3,996
Investment income		805	13,718	21,669	3,173
Other expenses		(457)	(779)	(4,803)	(703)

Income before income taxes and share of equity in income of unconsolidated affiliates		20,805	232,779	316,325	46,314
Income tax expense	17	(17,889)	(40,970)	(67,382)	(9,866)
Share of equity in income of unconsolidated affiliates		—	—	(40)	(6)

Net income		2,916	191,809	248,903	36,442

Net income attributable to non-controlling interests	21	39,290	19,759	1,934	283

Net (loss)/income attributable to ordinary shareholders		(36,374)	172,050	246,969	36,159

Net (loss)/earnings per share attributable to ordinary Shareholders
Basic	18	(0.38)	1.64	2.02	0.30
Diluted	18	(0.38)	1.64	2.02	0.30
Weighted average shares used in calculating net (loss)/earnings per ordinary share:
Basic	18	96,983,360	104,839,041	122,088,201	122,088,201
Diluted	18	96,983,360	104,839,041	122,186,796	122,186,796

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2016, 2017 AND 2018

(Amounts in thousands)

	2016	2017	2018
	RMB	RMB	RMB	USD
				(Note 2)
Net income	2,916	191,809	248,903	36,442

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	—	(36,494)	112,264	16,436

Other comprehensive (loss) income	—	(36,494)	112,264	16,436

Comprehensive income	2,916	155,315	361,167	52,878
Less: comprehensive income attributable to non-controlling interests	39,290	19,759	1,934	283

Comprehensive (loss) income attributable to ordinary shareholders	(36,374)	135,556	359,233	52,595

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	Share capital		Additional paid-in capital	Statutory reserves	Accumulated (deficit)/ retained earnings	Accumulated other comprehensive (loss)/income	Total	Non- controlling interests	Total equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2015	92,590,000	7	42,160	24,020	(110,684)	—	(44,497)	5,542	(38,955)

Net (loss) income for the year	—	—	—	—	(36,374)	—	(36,374)	39,290	2,916
Transfer to statutory reserve	—	—	—	23,793	(23,793)	—	—	—	—
Acquisition of subsidiaries	3,844,870	—	102,530	—	—	—	102,530	—	102,530
Share-based compensation	3,565,130	—	95,070	—	—	—	95,070	—	95,070

Balance at August 31, 2016	100,000,000	7	239,760	47,813	(170,851)	—	116,729	44,832	161,561

Net income for the year	—	—	—	—	172,050	—	172,050	19,759	191,809
Transfer to statutory reserve	—	—	—	17,132	(17,132)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(36,494)	(36,494)	—	(36,494)
Capital injection	—	—	—	—	—	—	—	3,600	3,600
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	49,154	—	—	—	49,154	(64,866)	(15,712)
Distribution to owners under group Reorganization (Note*)	—	—	(32,167)	—	—	—	(32,167)	—	(32,167)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost	17,250,000	—	1,146,861	—	—	—	1,146,861	—	1,146,861

Balance at August 31, 2017	117,250,000	7	1,403,608	64,945	(15,933)	(36,494)	1,416,133	3,325	1,419,458

Net income for the year	—	—	—	—	246,969	—	246,969	1,934	248,903
Acquisition of subsidiaries (Note 21)	—	—	—	—	—	—	—	166,718	166,718
Issuance of ordinary shares upon follow on offering, net of offering cost	10,000,000	2	1,151,700	—	—	—	1,151,702	—	1,151,702
Foreign currency translation adjustment	—	—	—	—	—	112,264	112,264	—	112,264
Repurchase of ordinary shares**	—	—	(114,554)	—	—	—	(114,554)	—	(114,554)
Share-based compensation	—	—	29,061	—	—	—	29,061	—	29,061
Disposal of a subsidiary	—	—	—	—	—	—	—	(1,953)	(1,953)

Balance at August 31, 2018 in RMB	127,250,000	9	2,469,815	64,945	231,036	75,770	2,841,575	170,024	3,011,599

Balance at August 31, 2018 in USD	127,250,000	1	361,613	9,509	33,826	11,094	416,043	24,894	440,937

The accompanying notes are an integral part of these combined and consolidated financial statements.

Note*: Distribution represented the payment of capital to Mr. Yang Guoqiang, Ms. Yang Huiyan, daughter of Mr. Yang Guoqiang and Ms. Yang Meirong, sister of Yang Guoqiang (collectively as the “Yang’s Family) for the transfer of schools held by other affiliated entities under common control of Yang’s Family to Guangdong Country Garden Education Investment Management Co., Ltd. (“BGY Education Investment”) as a result of Reorganization as disclosed in Note 1 and was recorded as distribution to owners in the combined and consolidated statements of shareholders’ equity.

Note**: Treasury stock represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. During the years ended December 31, 2016, 2017 and 2018, the Group repurchased a total of nil, nil and 1,207,465 shares from the market for a cash consideration of nil, nil and RMB 114,554.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2016, 2017 AND 2018

(Amounts in thousands)

		2016	2017	2018
	Note	RMB	RMB	RMB	USD
					(Note 2)
Cash flows from operating activities
Net income for the year		2,916	191,809	248,903	36,442
Adjustments to reconcile net cash flows from operating activities:
Depreciation		69,548	74,436	78,286	11,463
Amortization of land use right		973	973	973	142
Amortization of acquired intangible assets		1,573	2,647	6,620	969
Exchange loss		—	—	4,868	713
Income on disposal of property and equipment		83	80	117	17
Share of equity in income of unconsolidated affiliates		—	—	40	6
Share-based compensation		95,070	—	29,061	4,255
Gain on disposal of subsidiaries		—	—	(2,443)	(358)
Investment income		—	(13,406)	(19,226)	(2,815)
Deferred income taxes		4,769	975	6,691	980
Changes in operating assets and liabilities and other, net:
Accounts receivable		(2,066)	2,181	(424)	(62)
Inventories		(485)	982	(468)	(69)
Amounts due from related parties		—	(2,405)	(7,674)	(1,123)
Other receivables, deposits and other assets		(2,253)	(1,180)	(13,948)	(2,042)
Accounts payable		(8,438)	14,550	(2,738)	(401)
Amounts due to related parties		(1,958)	1,411	(5,865)	(859)
Accrued expenses and other current liabilities		25,122	69,105	50,920	7,455
Deferred revenue		160,941	96,473	190,575	27,903
Other assets and liabilities		14,863	26,288	(10,052)	(1,471)

Net cash provided by operating activities		360,658	464,919	554,216	81,145

Cash flows from investing activities
Purchase of held-to-maturity investments	4	(30,500)	(186,000)	(1,428,000)	(209,077)
Purchase of debt investments	4	—	(780,000)	(469,000)	(68,668)
Purchase of long-term investments		—	—	(190,920)	(27,953)
Proceeds from disposal of held-to-maturity investments	4	—	215,885	1,445,368	211,620
Proceeds from disposal of debt investment	4	—	787,631	477,248	69,875
Payment for acquisition deposits		—	(78,750)	(8,854)	(1,296)
Additions of property and equipment		(92,687)	(97,116)	(117,556)	(17,211)
Proceeds from sale of property and equipment		32	73	859	126
Acquisition of subsidiaries, net of cash acquired of RMB 6,899, RMB 651 and RMB 60,155 in 2016, 2017 and 2018, respectively		(101)	(2,125)	(179,571)	(26,292)
Disposal of subsidiaries		—	—	(2,034)	(298)
Advances to related parties		(716,788)	(144,560)	—	—
Repayments from related parties		872,130	229,237	—	—

Net cash provided by/(used in) investing activities		32,086	(55,725)	(472,460)	(69,174)

Cash flows from financing activities
Proceeds from capital contribution		—	3,600	—	—
Proceeds from initial public offering, net of offering cost paid of RMB 3,226 in 2017		—	1,147,886	—	—
Proceeds from follow-on offering, net of offering cost paid of RMB 5,996 in 2018		—	—	1,151,702	168,624
Advances from related parties		112,586	71,367	—	—
Payment for the consideration for the transfer of schools as a result of Reorganization		—	(3,667)	—	—
Repayments to related parties		(387,127)	(57,675)	—	—
Repurchase of ordinary shares		—	—	(108,938)	(15,950)
Proceeds from bank borrowings		—	—	49,840	7,297

Net cash (used in)/provided by financing activities		(274,541)	1,161,511	1,092,604	159,971

Net increase in cash and cash equivalents, and restricted cash		118,203	1,570,705	1,174,360	171,942

Cash and cash equivalents and restricted cash at beginning of the year		244,248	362,451	1,896,662	277,696
Effect of exchange rate changes on cash and cash equivalents and restricted cash		—	(36,494)	93,059	13,625

Cash and cash equivalents and restricted cash at end of the year	25	362,451	1,896,662	3,164,081	463,263

Supplemental disclosure of cash flow information:
Income tax paid		2,209	16,378	65,136	9,537
Non-cash investing activities:
Acquisition of subsidiaries		102,530	—	—	—
Acquisition of additional interest in subsidiaries of non-controlling interests		—	15,712	—	—
Distribution to owners under group Reorganization		—	32,167	—	—
For the year ended August, 31, 2016, 2017 and 2018
Other payable related to cost of initial public offering		—	(1,025)	—	—
Other payable related to stock repurchase		—	—	(5,616)	(822)
Accounts payable balance for acquisition of property and equipment		(10,557)	(28,281)	(5,751)	(842)
Amounts due to related parties balance for acquisition of property and equipment		(707)	(1,858)	(27,869)	(4,080)

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings Limited (the “Company”) was incorporated under the laws of Cayman Islands on December 16, 2016. The Company, its subsidiaries, other affiliated entities and its variable interest entities under common control with the Company (collectively referred to as the “Group”) are principally engaged in the provision of full spectrum private fundamental education and complementary education services, including kindergarten, primary, middle, high school and international schools in the People’s Republic of China (the “PRC”).

Reorganization

In order to raise capital for the Group through an initial public offering (“IPO”), the Group undertook a reorganization (“Reorganization) which includes:

1)

During the period from September 1, 2016 to February 28, 2017, the interests of all schools/subsidiaries held by other affiliated entities under common control of Yang’s Family has been transferred to BGY Education Investment, a company owned by Yang’s Family.

2)

The Company was incorporated in the Cayman Islands (“Cayman”) as the proposed listing entity on December 16, 2016. As of the incorporation date, the total issued share capital was 10 ordinary shares with a par value of USD0.00001 and total authorized share capital is US$50 divided into 5,000,000,000 shares.

3)

Impetus Investment Limited (“Impetus”), a company owned by Yang’s Family, set up a wholly owned PRC subsidiary, Zhuhai Hengqin Bright Scholar Management Consulting Co. Ltd (“Zhuhai Bright Scholar”) on January 24, 2017.

4)

Pursuant to the PRC laws and regulations which currently prohibits foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restricts foreign investment in education services at the kindergarten and high school level. Due to these restrictions, Impetus, through its PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with BGY Education Investment, the schools that BGY Education Investment owns and the shareholders of BGY Education Investment on January 25, 2017 (“the VIE Arrangement”).

5)

On February 8, 2017, the Company issued additional 99,999,990 shares to exchange 100% equity interest of Impetus to the Company. After the Company’s share increment, the total outstanding share of the Company was 100,000,000 share, among that, 72.6%, 20% and 7.4% of its shares are held by Ms. Meirong Yang “Ms. M”), Ms. Huiyan Yang (“Ms. H”) and Mr. Junli He (“Mr. He”), the chief executive officer of the Group, respectively. Each shareholder maintain individual ownership interests in the Group prior to the Reorganization. The 7.4% of the Company’s shares was issued to Mr. He as the exchange of his interest of the Education Group which includes primary schools, middle schools, high schools, international schools and kindergartens in the PRC (collectively referred to as the “Education Group”) as part of the acquisition transaction as described in Note 3.

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

In May 2017, the Group completed its initial public offering (“IPO”) and issued 17,250,000 American Depositary Shares (“ADSs”). Net proceeds from the IPO after deducting underwriting discount and offering costs were RMB 1,146,861.

The Group’s principal subsidiaries and VIEs and schools as of August 31, 2018 are as follows:

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2018	Principal activities
Wholly owned subsidiaries:
Impetus	Cayman	April 1, 2014	100%	Investment holding
Zhuhai Bright Scholar	The PRC	January 24, 2017	100%	Management consulting service
Time Education China Holdings Limited	Hong Kong	August 16, 2013	100%	Investment holding
Time Elan Education Technology Co., Ltd.	The PRC	December 6, 2013	100%	Complementary education services
Shenzhen Qianhai Bright Scholar Management Consulting Co., Ltd.	The PRC	December 15, 2016	100%	Complementary education services
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman	December 27, 2017	100%	Investment holding
Bright Scholar (UK) Holdings Limited	United Kingdom	July 31, 2018	100%	Inactive
Bright Scholar (BCS) Limited	United Kingdom	August 1, 2018	100%	Inactive
Bright Scholar (BCS) Property Limited	United Kingdom	August 1, 2018	100%	Inactive
Bright Scholar (BCS) Management Limited	United Kingdom	August 1, 2018	100%	Inactive
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	The PRC	July 20, 2016	100%	Complementary education services
Foshan Shunde Elan Education Training Co., Ltd.	The PRC	April 12, 2017	100%	Complementary education services
Shenzhen Elan Education Training Co., Ltd.	The PRC	April 1, 2017	100%	Complementary education services
Guangdong Bright Scholar Education Technology Co., Ltd.	The PRC	September 26, 2017	100%	Complementary education services
Guangzhou Elan Education Consulting Co., Ltd.	The PRC	December 20, 2017	100%	Complementary education services
Non-wholly owned subsidiaries:
Zhuhai Hengqin Kaidi Education Consulting Co., Ltd.	The PRC	May 11, 2017	80%	Complementary education services
Zhuhai Xin Xu Education Management Co., Ltd.	The PRC	August 8, 2018	75%	Inactive
Xin Rui Management Co., Ltd.	Hong Kong	May 2, 2018	75%	Inactive
New Bridge Management Co., Ltd.	Cayman	March 21, 2018	75%	Inactive
Foundation Education China Limited	Hong Kong	July 19, 2012	75%	Study-abroad consulting service
Foundation Academy Limited	Hong Kong	June 16, 2009	75%	Study-abroad consulting service
Foundation Education Services Limited	Hong Kong	April 12, 2000	75%	Study-abroad consulting service
Foundation Information Consulting (Shenzhen) Co., Ltd.	The PRC	October 29, 2012	75%	Inactive
FGE Holdings Limited	The British Virgin Islands	March 24, 2016	75%	Study-abroad consulting service
Foundation Global Education Limited	Hong Kong	June 22, 2009	75%	Study-abroad consulting service
Can-achieve (Beijing) Education Consulting Co., Ltd.	The PRC	May 14, 2008	70%	Study-abroad consulting service and referral service
Can-achieve Global Education, Inc. (Los Angeles)	United States	August 1, 2016	70%	Study-abroad consulting service and referral service
Can-Achieve International Education Limited	Hong Kong	July 23, 2015	70%	Study-abroad consulting service and referral service
Guangzhou Can-achieve Global Consulting Co., Ltd.	The PRC	May 19, 2016	70%	Study-abroad consulting service and referral service
Zhengzhou Dahua Education Consulting Co., Ltd.	The PRC	March 28, 2001	70%	Study-abroad consulting service and referral service
Beijing Wanjia Culture Communication Co., Ltd.	The PRC	June 11, 1999	70%	Study-abroad consulting service and referral service

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2018	Principal activities
VIEs
BGY Education Investment	The PRC	October 16, 2014	100%	Investment holding
Time Elan Education Technology (Beijing) Co., Ltd.	The PRC	December 17, 2012	100%	Complementary education services
Shenzhen Time Elan Technology Co., Ltd.	The PRC	October 19, 2015	100%	Complementary education services
Shanghai Elan Education and Training Co., Ltd.	The PRC	September 30, 2016	100%	Complementary education services
Guangdong Xingjian Education Co., Ltd.	The PRC	April 2, 2015	100%	Complementary education services
Guangdong Country Garden School (“GCGS”)	The PRC	January 3, 1994	100%	Kindergarten and formal education services*
Huanan Country Garden School (“HCGS”)	The PRC	June 2, 2004	100%	Formal education services*
Huanan Country Garden Bilingual Kindergarten	The PRC	June 22, 2004	100%	Kindergarten education services
Phoenix City Country Garden Kindergarten	The PRC	December 13, 2009	100%	Kindergarten education services
Phoenix City Bilingual School (“PCBS”)	The PRC	April 1, 2004	100%	Formal education services*
Country Garden Huacheng School	The PRC	August 21, 2003	100%	Formal education services*
Country Garden Huacheng Kindergarten	The PRC	August 21, 2003	100%	Kindergarten education services
Xiju Country Garden Kindergarten	The PRC	March 3, 2013	100%	Kindergarten education services
Dalang Country Garden Kindergarten	The PRC	March 15, 2013	100%	Kindergarten education services
Huadu Holiday Peninsula Kindergarten	The PRC	August 5, 2013	100%	Kindergarten education services
Jurong Country Garden School	The PRC	September 1, 2013	100%	Kindergarten and formal education services*
Maoming Country Garden Kindergarten	The PRC	March 5, 2013	100%	Kindergarten education services
Country Garden Venice Bilingual School (“CGBS”)	The PRC	September 1, 2007	100%	Formal education services*
Wuyi Country Garden Bilingual School	The PRC	September 1, 2009	100%	Kindergarten and formal education services*
Heshan Country Garden School	The PRC	September 1, 2010	100%	Formal education services*
Wuhan Country Garden School	The PRC	August 26, 2011	100%	Formal education services*
Ningxiang Country Garden School	The PRC	September 1, 2014	100%	Formal education services*
Zengcheng Country Garden School	The PRC	October 8, 2013	100%	Formal education services*
Country Garden Silver Beach School	The PRC	August 20, 2015	100%	Formal education services*
Country Garden Experimental School	The PRC	July 1, 2015	100%	Formal education services*
Huaxi Country Garden International School	The PRC	September 1, 2015	100%	Formal education services*
Laian Country Garden Foreign Language School	The PRC	August 11, 2015	100%	Formal education services*
Taishan Country Garden School	The PRC	August 24, 2015	100%	Kindergarten and formal education services*
Lanzhou Country Garden School	The PRC	September 1, 2016	100%	Kindergarten and formal education services*
Chuzhou Country Garden Foreign Language School	The PRC	April 17, 2017	100%	Formal education services*
Shaoguan Country Garden Foreign Language School	The PRC	September 1, 2017	100%	Formal education services*
Kaiping Country Garden School	The PRC	September 22, 2017	100%	Formal education services*
Huidong Silver Beach Education Consulting Co., Ltd.	The PRC	June 30, 2015	100%	Formal education services*
Ningxiang Country Garden Foreign Language Training School	The PRC	September 1, 2014	100%	Formal education services*
Phoenix City Bilingual Kindergarten	The PRC	April 16, 2008	100%	Kindergarten education services
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	The PRC	July 16, 2015	100%	Complementary education services
Licheng Country Garden Bilingual Kindergarten	The PRC	November 17, 2004	100%	Kindergarten education services

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2018	Principal activities
Huaxi Country Garden International Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services
Nansha Country Garden Bilingual Kindergarten	The PRC	August 7, 2009	100%	Kindergarten education services
Shawan Country Garden Kindergarten	The PRC	July 5, 2010	100%	Kindergarten education services
Heshan Country Garden Kindergarten	The PRC	September 1, 2010	100%	Kindergarten education services
Country Garden Venice Kindergarten	The PRC	September 1, 2011	100%	Kindergarten education services
Wuhan Country Garden Kindergarten	The PRC	August 26, 2011	100%	Kindergarten education services
Huanan Country Garden Cuiyun Mountain Kindergarten	The PRC	May 31, 2012	100%	Kindergarten education services
Zengcheng Country Garden Kindergarten	The PRC	October 18, 2013	100%	Kindergarten education services
Fengxin Country Garden Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services
Phoenix City Fengyan Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services
Huiyang Country Garden Kindergarten	The PRC	September 17, 2014	100%	Kindergarten education services
Country Garden Silver Beach Kindergarten	The PRC	August 20, 2014	100%	Kindergarten education services
Haoting Country Garden Kindergarten	The PRC	November 27, 2014	100%	Kindergarten education services
Danyang Country Garden Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Qingyuan Country Garden Bilingual Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	The PRC	November 1, 2015	100%	Kindergarten education services
Gaoming Country Garden Kindergarten	The PRC	August 13, 2015	100%	Kindergarten education services
Enping Country Garden Kindergarten	The PRC	August 3, 2015	100%	Kindergarten education services
Laian Country Garden Kindergarten	The PRC	August 11, 2015	100%	Kindergarten education services
Kaiping Country Garden Jade Bay Kindergarten	The PRC	May 22, 2017	100%	Kindergarten education services
Chuzhou Country Garden Kindergarten	The PRC	April 17, 2017	100%	Kindergarten education services
Shenghua Country Garden Kindergarten	The PRC	May 28, 2017	100%	Kindergarten education services
Dongguan Qishi Country Garden Kindergarten	The PRC	January 12, 2018	100%	Kindergarten education services
Dongguan Qingxi Country Garden Kindergarten	The PRC	January 9, 2018	100%	Kindergarten education services
Ningxiang Country Garden Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services
Wuhan Qiaosheng Education Investment Co., Ltd.	The PRC	July 21, 2017	75%	Complementary education services
Wuhan Qingshan District Bilingual Kindergarten	The PRC	August 16, 2006	75%	Kindergarten education services
Wuhan Donghu Tech Development Zone Xinqiao Kindergarten	The PRC	September 8, 2008	75%	Kindergarten education services
Wuhan Donghu Tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten	The PRC	April 20, 2009	75%	Kindergarten education services
Wuhan Dongxihu District Dongqiao Kindergarten	The PRC	August 8, 2008	75%	Kindergarten education services
Wuhan Hongshan District Xinqiao Aijia Kindergarten	The PRC	November 25, 2011	75%	Kindergarten education services
Shenghua Country Garden Bilingual School	The PRC	September 7, 2017	70%	Formal education services*
Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd.	The PRC	May 19, 2017	70%	Complementary education services
Guangzhou Zangxing Network Technology Co., Ltd. (“Zangxing”)	The PRC	December 30, 2014	51.67%	Education Promotion Service

*	Formal education services includes primary, middle, high and international school services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and combination and consolidation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Group has considered the Reorganization as a change in reporting entity for a reorganization of entities under common control of the Yang’s Family and hence reflect the Reorganization in a manner similar to the pooling of interests method of accounting and the combined revenues and expenses are all reflected under historical cost basis of the Yang’s Family. Accordingly, all financial information presented for the two years ended August 31, 2016 and 2017 (prior to the consummation of Reorganization and the incorporation of the Company) was prepared on a combined basis which represents the combined results of operations and cash flows of all the entities under common control of the Yang’s Family as if the Reorganization occurred on the earliest date during which all the entities were under common control of the Yang’s Family.

(b) Principles of consolidation

The accompanying combined and consolidated financial statements include the financial information of the Company, its subsidiaries and its consolidated VIEs (collectively the “Group”). All intercompany balances and transactions have been eliminated.

BGY Education Investment, its subsidiaries and schools, other affiliated entities and variable interest entities under common control of Yang’s Family are collectively referred to as the “Combined Entities”. The Group’s combined and consolidated financial statements include (i) the combined financial statements of each of the Combined Entities from their respective date of incorporation or date of combination through December 16, 2016 (date of the incorporation of the Company), and (ii) the consolidated financial statements of the Company, its wholly-owned subsidiaries and its consolidated VIEs for the period from December 16, 2016 to August 31, 2018 The combined and consolidated financial statements reflect the operations of the Combined Entities through December 16, 2016 and the Group’s consolidated operations thereafter.

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

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the BGY Education Investment, while the Equity Pledge Agreements secure the obligations of the shareholders of BGY Education Investment under the relevant agreements. Because the Group, through Zhuhai Bright Scholar, has (i) the power to direct the activities of BGY Education Investment, that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from BGY Education Investment, the Group is deemed the primary beneficiary of BGY Education Investment. Accordingly, the Company consolidates and combines BGY Education Investment’s financial results of operations, assets and liabilities in the Group’s consolidated and combined financial statements.

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

•

BGY Education Investment and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

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

	As of August 31
	2017	2018
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	777,964	891,735
Restricted cash	13,662	10,229
Held-to-maturity investments	6,390	—
Accounts receivable	20	671
Amounts due from related parties	7,940	10,522
Other receivables, deposits and other assets	26,307	35,643
Inventories	8,598	8,944

Total current assets	840,881	957,744

Property and equipment, net	412,849	380,483
Land use right, net	34,694	33,721
Intangible assets, net	21,177	57,808
Goodwill	104,035	237,544
Prepayment for construction contract	5,490	267
Deferred tax assets, net	25,337	16,799
Other non-current assets	43,660	6,249

Total non-current assets	647,242	732,871

TOTAL ASSETS	1,488,123	1,690,615

LIABILITIES
Current liabilities
Accounts payable	50,899	37,271
Amounts due to related parties	62,138	142,068
Accrued expenses and other current liabilities	255,859	289,388
Income tax payable	13,958	23,886
Current portion of deferred revenue	761,876	936,615

Total current liabilities	1,144,730	1,429,228
Deferred tax liabilities, net	5,294	14,452
Deferred revenue	—	—
Other non-current liabilities	59,806	7,817

Total non-current liabilities	65,100	22,269

TOTAL LIABILITIES	1,209,830	1,451,497

	For the year ended August 31,
	2016	2017	2018
	RMB	RMB	RMB
Total revenue	1,040,329	1,320,421	1,621,872
Net income	3,530	34,447	67,224
Net cash provided by operating activities	207,501	466,704	192,745
Net cash provided by/(used in) investing activities	182,783	(38,909)	(82,407)
Net cash (used in)/provided by financing activities	(272,269)	1,568	—
Net increase in cash and cash equivalents and restricted cash	118,015	429,363	110,338
Cash and cash equivalents and restricted cash at beginning of year	244,248	362,263	791,626
Cash and cash equivalents, and restricted cash at end of year	362,263	791,626	901,964

BGY Education Investment contributed 100%, 99.4% and 94.4% of the Group’s combined and consolidated revenue for three years ended August 31, 2016, 2017 and 2018. As of August 31, 2017 and 2018, BGY Education Investment accounted for an aggregate of 55.4% and 36.2%, respectively, of the audited consolidated total assets, and 90.3% and 87.7%, respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to BGY Education Investment. However, if BGY Education Investment were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of BGY Education Investment or entrustment loans to BGY Education Investment.

The Group believes that there are no assets held in the BGY Education Investment that can be used only to settle obligations of BGY Education Investment, except for registered capital and the PRC statutory reserves. As the BGY Education Investment is incorporated as a limited liability company under the PRC Company Law, creditors of the BGY Education Investment do not have recourse to the general credit of the Company for any of the liabilities of the BGY Education Investment. Relevant PRC laws and regulations restrict BGY Education Investment from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

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

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The Group has long-term investment in a USD fund-linked note that is measured at fair value with a maturity date of May 28, 2020 and classified as level 2 fair value measurements (see Note 10). Various inputs for the investment valuation, including time value, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures, substantially are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables, deposits, accounts payable, other payables, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(e) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the affiliates incorporated outside the mainland China includes the United States dollar (“US dollar” or “US$”), Hong Kong dollar (“HKD” or “HK$”), and Canadian dollar (“CAD”). The functional currency of all the other subsidiaries and the VIEs is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

(f) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB 796,587 and RMB 1,387,936 as of August 31, 2017 and 2018, respectively.

(g) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related combined and consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8300, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2018, or at any other rate.

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

(j) Held-to-maturity investments

Financial investments consist of one held-to-maturity investment with an original maturity term of six months. The Group’s held-to-maturity investments are classified as current investments on the consolidated balance sheets as of August 31, 2017 since the term of the investments matured within one year. The held-to-maturity investments are stated at their amortized costs.

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

(l) Property and equipment, net

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation expense is included in either cost of revenue or selling, general and administrative expenses, as appropriate. Property and equipment consist of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 - 40 years
Leasehold improvement	3 – 5 years or the lesser of remaining life of lease
Motor vehicles	4 - 10 years
Electronic equipment	5 - 10 years
Office equipment	3 - 5 years
Other equipment	3 - 5 years
Others	3 years
Construction in progress	*

Note*: The Group constructs certain of its property. In addition to cost under the construction contracts, external costs, including consulting fee directly related to the construction of such facilities, are capitalized. Depreciation is recorded at the time assets are ready for the intended use.

(m) Land use right, net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreement, which is 40 years.

(n) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the years ended August 31, 2016, 2017 and 2018.

(o) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

Goodwill is tested for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, the Group may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

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

The Group did not incur any impairment loss on goodwill for the years ended August 31, 2016, 2017 and 2018, respectively.

Acquired intangible assets other than goodwill consist of trademarks and brand names, customer relationship, non-compete agreement and core curriculum are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademarks and brand names	10-20 years
Core curriculum	10 years
Non-compete agreement	7 years
Customer relationship	4 years

(p) Revenue recognition

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

Commission income

The Group earns commission revenue by providing referral services to overseas education universities and institutions. Commission revenue is recognized when the referred students registers at the overseas education universities and institutions and the tuition fees are paid.

Study-abroad consulting service fees

The Group offers study abroad consulting services to provide quality advisory guidance for students who intend to study abroad. The Group charges each student an up-front prepaid fee based on the scope of consulting services requested by the student, and recognizes revenue over the service period. The prepaid services fee consist of a refundable and non-refundable fee. The non-refundable service fee is recognized as revenue over the service period; and the refundable fee is deferred and recognized as revenue if the contingency of the student successfully gaining admission is resolved.

(q) Cost of revenues

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

(r) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 2,474, RMB 2,099 and RMB 9,088 for the years ended August 31, 2016, 2017 and 2018, respectively.

(s) Income Taxes

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

(t) Employee Benefits

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

The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended August 31, 2016, 2017 and 2018 were insignificant.

The Group provides housing subsidies benefit for certain employees of GCGS. In June 2018, the Group canceled the housing subsidies benefit program, however, the employees who were entitled to the subsidy prior to the cancelation are still eligible to claim the payments. The Group estimates the expenses and related costs on the basis of the probability of GCGS’ entitled employees’ claiming for payment taking into consideration of assumptions including the employees’ turnover rate and historical rate of claiming for payments.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(u) Share-based compensation

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

(w) Contingent Liabilities

The Group is subject to lawsuits, investigations and other claims related to the operation of these schools and entities, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

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

(x) Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the combined and consolidated statements of operations on a straight-line basis over the lease term and have been included in the operating expenses in the combined and consolidated statements of operations.

(y) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and long-term investments. As of August 31, 2018, substantially all of the Group’s cash and cash equivalents, term deposits and long-term investments were deposited with financial institutions with high-credit ratings and quality.

(z) Earnings per Share

Basic earnings per share is computed by dividing earning attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares.

(aa) Recent Accounting Pronouncements

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

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group plans to adopt this standard on September 1, 2018 using the modified-retrospective transition method in which case the cumulative effect of applying the standard would be recognized on the date of adoption. The Group also estimates that the new guidance will not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The guidance should be applied prospectively upon its effective date. The Group plans to adopt this ASU beginning on September 1, 2018, and based on the Group’s equity investments as of August 31, 2018, the application of ASU 2016-01 may result in the Group’s cost method investments to be measured at fair value, with subsequent changes in fair value recognized in net income. The Group also expects that it may elect to measure certain equity investments that do not have readily determinable fair values at cost minus impairment, with appropriate adjustments resulting from observable price changes in orderly and comparable transactions, if any.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group will apply the new standard beginning September 1, 2018. For investments in equity securities without readily determinable fair values, the Group will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Group anticipates that the adoption of ASU 2016-01 may increase the volatility of its other (expense)/income, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes.

In February 2016, the FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. While the Company is evaluating the impact of the lease guidance on its consolidated financial statements, the Company anticipates that the impact will be material due to the right-of-use assets and lease liabilities related to existing operating leases that will be recorded on the Company’s consolidated balance sheets upon adoption of the standard.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made After a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. The Company intends to adopt this standard as of September 1, 2018, and does not anticipate this standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Company intends to adopt this standard as of September 1, 2018, and does not anticipate this standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Company is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting”. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Group does not anticipate that the adoption of ASU 2017-09 will have a material impact on the consolidated financial statements.

In July, 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The amendments in this ASU are of a similar nature to the items typically addressed in the Codification improvements project. However, the Board decided to issue a separate ASU for the improvements related to Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase stakeholders’ awareness of the amendments and to expedite the improvements. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2016-02. For entities that have early adopted Topic 842, the amendments in this Update should be effective upon issuance of the final Update and the transition requirements should be the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements of the amendments should be the same as the effective date and transition requirements in Topic 842.

In July, 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The amendments in this ASU related to separating components of a contract affect the amendments in ASU 2016-02, which are not yet effective but can be early adopted. For entities that have not adopted Topic 842 before the issuance of this ASU, the effective date and transition requirements for the amendments in this ASU related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. All entities, including early adopters that elect the practical expedient related to separating components of a contract in this ASU must apply the expedient, by class of underlying asset, to all existing lease transactions that qualify for the expedient at the date elected.

In August, 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU improve the effectiveness of fair value measurement disclosures and modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted.

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

The total consideration included i) cash consideration of RMB 54,600 which has been paid to the selling shareholders by August 31, 2016 and ii) 7.41% interests of Education Group to Mr. He. In addition, as part of the transaction, Mr. He has obligation to provide services to the Education Group and act as CEO after the acquisition. Hence, the Group determined that part of the consideration is related to the costs of services provided by Mr. He and allocated RMB 95,070 to share-based compensation (see Note 16 for details) .

The Group determined the total consideration for the acquisition of Time Education Group as follows:

RMB
Fair value of 7.41% interests of Education Group as of acquisition date (Note 16)	150,000
Cash paid to the shareholders of Time Education Group by Yang’s Family	47,600
Cash paid to the shareholders of Time Education Group by the Group	7,000

Total amount	204,600
Attributable to cost of services provided by Mr. He as CEO	95,070
Total consideration for the acquisition	109,530

The fair value of Education Group and Time Education Group on the acquisition date are calculated by adopting income approach, in particular, the discounted cash flow method to analyze the indicative value of both of the groups. The fair value are estimated based on significant inputs which mainly include the financial results, growth trends and discount rate (see Note 16 for details).

The acquisition of 100% equity interest of Time Education Group has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist them with the valuation of interest in Time Education Group as well as property and equipment and intangible assets. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the combined and consolidated financial statements since the date of acquisition. The purchase price was allocated as of the date of acquisition as follows:

	RMB	Amortization period
Cash	6,899
Other current assets	10,443
Property and equipment	7,434	3-5 years
Intangible assets
Trademarks and brand names	24,186	10 years
Core curriculum	1,007	10 years
Goodwill	102,332
Other current liabilities	(36,473)
Deferred tax liabilities	(6,298)

Total consideration and value to be allocated to net assets	109,530

The identifiable tangible and intangible assets acquired and any non-controlling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of property and equipment acquired approximates the net book value of these assets. The goodwill was assigned to the complementary education services segment as a result of these acquisitions.

Acquisition of Can-achieve Group

On March 1, 2018, the Group acquired 70% equity interest of Can-achieve (Beijing) Education Consulting Co., Ltd. and its subsidiaries (“Can-achieve Group”) with a total cash consideration of RMB 264,338, all of which has been paid as of August 31, 2018. Can-achieve Group provides referral services to overseas education universities and institutions and study abroad consulting services to students.

The acquisition of 70% equity interest of Can-achieve Group has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist them with the valuation of interest in Can-achieve Group as well as property and equipment and intangible assets. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the combined and consolidated financial statements since the date of acquisition. The purchase price was allocated as of March 1, 2018, the date of acquisition, as follows:

	RMB	Amortization period
Cash	48,294
Other current assets	8,492
Property and equipment	1,422	3-5 years
Intangible asset
Non-compete agreement	17,100	7 years
Other non-current assets	3,150
Goodwill	345,501
Account payables	(18,219)
Other current liabilities	(17,478)
Deferred revenue	(7,814)
Deferred tax liabilities	(2,822)
Non-controlling interests	(113,288)

Total consideration and value to be allocated to net assets	264,338

The identifiable tangible and intangible assets acquired and any non-controlling interests in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the complementary education services segment as a result of these acquisitions.

Acquisition of Xinqiao Group

On March 1, 2018, the Group acquired 75% equity interest of Wuhan Qiaosheng Education Investment Co., Ltd. and its subsidiaries (“Xinqiao Group”) with a total cash consideration of RMB 114,469, of which RMB 89,469 has not been paid as of August 31, 2018 and was recorded in amounts due to related parties (non-controlling shareholder of Xinqiao Group) in the consolidated balance sheets. Xinqiao Group operates five kindergartens under the brand name of “New Jordan” in Wuhan.

The acquisition of 75% equity interest of Xinqiao Group has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist them with the valuation of interest in Xinqiao Group as well as property and equipment and intangible assets. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the combined and consolidated financial statements since the date of acquisition. The purchase price was allocated as of March 1, 2018, the date of acquisition, as follows:

	RMB	Amortization period
Cash	3,790
Other current assets	5,753
Property and equipment	836	3-5 years
Intangible assets
Brand name	24,000	20 years
Customer relationship	18,000	4 years
Goodwill	119,735
Other current liabilities	(3,544)
Deferred tax liabilities	(10,500)
Deferred revenue	(5,445)
Non-controlling interests	(38,156)

Total consideration and value to be allocated to net assets	114,469

The identifiable tangible and intangible assets acquired are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the kindergarten segment as a result of these acquisitions.

Other acquisitions

During the year ended August 31, 2018, the Group made two other business acquisitions.

The Group acquired 75% of ownership interest in FGE Holdings Limited and its subsidiaries (“FGE Group”) which is primarily engaged in providing study abroad consulting services to students, for which the consideration of approximately RMB 19,894 was paid in full as of August 31, 2018. The goodwill and non-controlling interests acquired from the acquisition were approximately RMB 26,466 and RMB 6,631, respectively.

The Group acquired 51.67% of ownership interest in Zangxing Network Technology Co., Ltd (“Zangxing”) which is primarily engaged in operating online platform to provide education promotion services to schools and training institutions, for which the consideration of RMB 9,242 was paid in full as of August 31, 2018. The goodwill and non-controlling interests acquired from the acquisition were RMB 13,774 and RMB 8,646, respectively.

Pro forma results of acquisitions (unaudited)

The following table summarizes unaudited pro forma results of operations for the years ended August 31, 2016, 2017 and 2018, assuming that these acquisitions occurred as of the beginning of the comparable annual reporting period. These pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the year ended August 31, 2016, 2017 and 2018

	2016	2017	2018
Pro forma revenue	1,113,651	1,439,952	1,780,129
Pro forma income from operations	31,967	246,561	303,968
Pro forma net (loss) income attributable to the Group	(30,698)	189,471	266,438

Revenues and net loss in the amount of RMB 25,577 and RMB 8,464, respectively, attributable to Time Education Group acquired in January 2016 were included in the combined statements of operations in 2016 since the acquisition date.

Revenues and net income in the amount of RMB 62,523 and RMB 9,457, respectively, attributable to the four acquired subsidiaries during the year ended August 31, 2018 were included in the combined and consolidated statements of operations since the acquisition dates.

4.	HELD-TO-MATURITY INVESTMENTS AND DEBT INVESTMENTS

As of August 31, 2017, the Group’s held-to-maturity investments consist of investment in a Limited Liability Partnership (“LLP”), which principally invests in the film and television venture capital fund of Beijing Pinjin Capital Management LLP in the PRC carried at amortized cost of RMB 6,000, which approximate the aggregate fair value. The amount of unrealized holding gain as of August 31, 2017 was RMB 390. During the year ended August 31, 2018, the Group purchased investments in such LLP and other held-to-maturity products amounting to RMB 1,428,000, and collected RMB 1,445,368 with investment income of RMB 10,978. All of the above investments matured during the year and its balance as of August 31, 2018 is nil.

The held-to-maturity investments have fixed maturity dates and pay a target return on the amount invested. The Group has the positive intent and ability to hold the investments to maturity. There has been no impairment recognized and no sales of any held-to-maturity investments before maturities during the periods presented.

For the year ended August 31, 2018, the Group purchased available-for-sale investments in debt securities, which principally invests in the real estate properties of Country Garden Holdings Company Limited in the PRC, amounting to RMB 469,000, and collected RMB 477,248 with investment income of RMB 8,248.

5.	OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the following:

	As of August 31,
	2017	2018
	RMB	RMB
Other receivables from third parties	358	1,253
Advances to employees	5,740	9,286
Deposits	7,714	5,722
Unamortized expense for housing subsidies- current	2,735	—
Interest receivable	—	1,919
Prepaid tax and deductible value-added tax-in	2,353	9,912
Rental prepayment	—	6,199
Prepayment for suppliers	—	4,598
Others	11,635	13,568

Total	30,535	52,457

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of August 31,
	2017	2018
	RMB	RMB
Buildings	509,862	527,453
Leasehold improvement	145,851	192,423
Motor vehicles	13,033	14,216
Electronic equipment	35,481	44,865
Office equipment	39,957	56,519
Other equipment	63,863	63,739
Construction in progress	26,473	33,365
Others	56,823	72,833

Total costs	891,343	1,005,413
Less: accumulated depreciation	467,999	544,928

Property and equipment, net	423,344	460,485

For the years ended August 31, 2016, 2017 and 2018, depreciation expenses were RMB 69,548 , RMB 74,436 and RMB 78,286 respectively.

7.	LAND USE RIGHT, NET

Land use right, net, consisted of the following:

	As of August 31,
	2017	2018
	RMB	RMB
Land in Ningxiang, Changsha City	38,920	38,920

Less: accumulated amortization	4,226	5,199

Land use right, net	34,694	33,721

The lease period of the land use right is from November 2013 to November 2053. Amortization expenses were RMB 973 for each of the three years ended August 31, 2018.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of August 31,
	2017	2018
	RMB	RMB
Trademarks and brand names	24,186	48,186
Core curriculum	1,007	1,007
Customer relationship	—	18,000
Non-compete agreement	—	17,100

Total costs	25,193	84,293
Less: accumulated amortization	4,016	10,636

Intangible assets, net	21,177	73,657

Amortization expenses for the intangible assets for the years ended August 31, 2016, 2017 and 2018 were RMB 1,573, RMB 2,647 and RMB 6,620 respectively. As of August 31, 2018, the estimated amortization expenses related to intangible assets for each of the next three years is expected to be RMB 10,722, and RMB 8,472 and RMB 6,222 for the fourth and fifth year, respectively.

9.	DEPOSITS FOR ACQUISITION

During the year ended August 31, 2017, the Group paid a deposit of RMB 78,750 to acquire shares of Can-Achieve Beijing Education Consulting Limited, a Beijing education consulting company. The acquisition was completed during the year ended August 31, 2018, and the deposit was applied to the total purchase price (see Note 3 for details).

On October 1, 2018, the Group signed an agreement to acquire the Bournemouth Collegiate School, an established independent school which offers day and boarding education from ages 2-18 on two campuses in the United Kingdom, for total cash consideration of Great Britain Pound (“GBP”) 10,000. As of August 31, 2018, the Group paid GBP 1,000 (approximately RMB 8,854) as the deposit.

10.	LONG-TERM INVESTMENTS

The Group’s long-term investments pertains to principal-protected investments in a USD fund-linked note (the “Notes”) with a maturity date of May 28, 2020 and a notional amount of USD 30,000 (approximately RMB 190,920 on the transaction date). The Notes will be redeemed at the maturity date at an amount determined by reference to the performance of the underlying fund and such performance will therefore affect the nature and value of the investment return on the Notes.

The Group classifies such investments as held-to-maturity as it has both the positive intent and ability to hold the Notes until maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year.

11.	Goodwill

Changes in the carrying amount of goodwill for the years ended August 31, 2017 and August 31, 2018 consist of the following:

	As of August 31,
	2017	2018
	RMB	RMB
Beginning balance	102,332	104,035
Additions*	1,703	505,476
Impairment	—	—

Goodwill	104,035	609,511

Note*:

For the year ended August 31, 2017, the Company acquired 100% equity interest of Guangdong Xingjian Education Co., Ltd. using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill amount to RMB 1,703.

For the year ended August 31, 2018, the additions to goodwill reflects the excess of the consideration paid over the fair values of the identifiable net assets acquired of the Can-achieve Group, Xinqiao Group, FGE Group and Zangxing acquisitions (Note 3).

The Group did not incur impairment loss on goodwill for the years ended August 31, 2017, and 2018.

12.	OTHER NON-CURRENT ASSETS/ OTHER NON-CURRENT LIABILITIES

Other non-current assets and other non-current liabilities were as follows:

	As of August 31,
	2017	2018
	RMB	RMB
Other non-current assets:
Housing subsidies- non-current*	43,660	—
Deposits	—	1,363
Prepayment for rental- non-current	—	5,933

Total Other non-current assets	43,660	7,296

Other non-current liabilities:
Housing subsidies- non-current*	59,806	7,817
ADR reimbursement**	—	4,654

Total Other non-current liabilities	59,806	12,471

Note*: The Group provides housing subsidies benefit for eligible employees of GCGS. Eligible employees can be entitled for the housing subsidies if they fulfill the following criteria: 1) who awarded as distinguished teachers in five consecutive years or in seven years accumulated; and 2) who continue to be distinguished teachers in next five consecutive years or in seven accumulated years after they fulfill the first criterion. In June 2018, the Group canceled the future provision of such benefit while the employees who were entitled to the subsidy prior to the cancelation are still eligible to claim the payments.

The future housing subsidies expenses to eligible employees were recognized as assets in prior years, and amortized over the remaining tenure of each eligible employee as agreed in respective housing subsidy agreement. Total unamortized expense was RMB 46,395 as of August 31, 2017. The current portion of the unamortized expense for housing subsidies of RMB 2,735 as of August 31, 2017 was included in other receivables, deposits and other assets (Note 5). The remaining non-current unamortized expense of RMB 43,660 as of August 31 2017 was included in other non- current assets. The remaining housing subsidies expenses to eligible employees was nil as of August 31, 2018.

The Group also has a present obligation as a result of such benefit plan and believes that it is more likely than not that an outflow will be required to settle the obligation. Prior to the change to the benefit in 2018, the Group estimates the expenses and related costs on the basis of the probability of the eligibility of GCGS’ employees at 59.9%, the average tenure of 35 years, employees’ turnover rate at 10% and reasonable discount rates at 9%. Total non-current liabilities was RMB 59,806 as of August 31, 2017. The Group estimates the expenses and related costs on the basis of the probability of GCGS’ entitled employees’ claiming for payment rate at 68.3%, taking into consideration of other assumptions including the employees’ turnover rate and historical claiming for payment rate. Total non-current liabilities was RMB 7,817 while the current portion of the obligation of RMB 3,006 which the Group estimate the cost would be paid in next year was included in accrued expenses and other current liabilities (Note 13).

Note**: According to the American Depositary Receipts (the “ADR”) arrangements, the Group will have the right to receive reimbursements after the closing of IPO as a return for using Depositary Bank’s services. All the reimbursements are subject to the compliance of the Group on all terms of the contract, including the non-existence of default conditions stipulated in the contracts. The Group performed detailed assessments over such conditions and deemed the potential for these conditions to materialize to be remote as of August 31, 2018. The reimbursements are recognized over the five-year contract term as other income. RMB 399 and RMB 1,590 was recorded in other income for the year ended August 31, 2017 and August 31, 2018, respectively. RMB 4,654 was recorded in other non-current liabilities as of August 31, 2018 while RMB 1,551 was recorded in accrued expenses and other current liabilities as of current portion (Note 13).

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2017	2018
	RMB	RMB
Payroll and related benefits	137,738	166,240
Temporary receipt from students	97,628	108,209
Deposits received	19,947	21,477
Education subsidies	2,889	4,478
Professional fees payable	—	5,016
Payable related to stock repurchase	—	5,616
ADR reimbursement	—	1,551
Housing subsidies- current	—	3,006
Other taxes payable	2,556	4,806
Others	11,721	15,458

Total	272,479	335,857

14.	SHARE CAPITAL

Holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to the same rights except for voting and conversion rights. In respect of matters requiring a shareholder’s vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 20 votes. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

The Company was incorporated in December 16, 2016. As of the incorporation date, the total issued share capital of the Company is USD 0.0001 consisting of 10 ordinary shares with a par value of USD 0.00001 and total authorized share capital is USD 50 divided into 5,000,000,000 shares. In February 2017, the Company issued additional 99,999,990 shares to exchange 100% equity interest of Impetus. After the Company’s share increment, the total outstanding share of the Company was 100,000,000 shares, among that, 72.6%, 20% and 7.4% of its shares are held by Ms. M, Ms. H and Mr. He, the chief executive officer of the Group, respectively, and each shareholder maintain individual ownership interests in the Group prior to the Reorganization.

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

The shares information relating to a total of 92.6% of 100,000,000 Class B ordinary shares (i.e. 92,590,000 shares) issued by the Company to the Yang’s Family in exchange for their ownership of the entities that had been under the control of the Yang’s Family for the entire period presented, was presented as if the Reorganization occurred at the beginning of the first period presented. The total of 7.4% of 100,000,000 Class B ordinary shares issued by the Company to Mr. He was presented as addition of shares in January 2016 as part of the consideration of the acquisition of Impetus (i.e. 3,844,870 shares) and its compensation for acting as CEO of the Group after the acquisition (i.e. 3,565,130 shares) (see Note 3).

Upon the IPO in May 2017 and exercise of the green shoes options in June 2017, the Company issued 15,000,000 and 2,250,000 Class A ordinary shares, respectively.

The Company completed a follow-on public offering of ADSs priced at US$19.00 per ADS on March 5, 2018. The Company issued and sold 10,000,000 ADSs, each representing one Class A ordinary share of the Company.

In April 2018, the Board of Directors approved a stock repurchase program (the “2018 Repurchase Program”) which authorized the repurchase of up to US$100,000 of the Company’s common stock. Under the 2018 Repurchase Program, shares repurchased under the 2018 Repurchase Program totaled 1,207,465 shares at a cost of US$16,822, all of which was repurchased during the year ended August 31, 2018. Shares repurchased in September, October, November and December 2018 until the date of the issuance of the financial statements totaled 810,622 shares, 916,678 shares, 171,666 shares, and 223,751 shares, respectively, at a cost of US$9,604, US$9,904, US$1,972, and US$2,447 respectively. In November 2018, the Board of Directors approved to cancel and retire a total of 3,009,655 of these repurchased shares.

15.	REVENUE

The Group provides private kindergarten, primary, middle, high and international school educational services in the PRC. The Group’s revenue includes tuition income from education programs, sale of education materials, meal income, boarding income, commission income, study-abroad consulting service income and other education services related revenue. Revenue for the years ended August 31, 2016, 2017 were all generated in the PRC, and for the year ended August 31, 2018 was generated in the PRC, Hong Kong, Canada and United States.

	For the year ended August 31,
	2016	2017	2018
	RMB	RMB	RMB
Tuition income from kindergartens, primary, middle, high and international schools programs	824,216	1,001,322	1,247,419
Tuition income from training institutes	25,697	71,268	85,098
Sales of education materials	4,039	6,187	6,971
Meal income	126,490	159,257	187,307
Boarding income	44,385	55,286	72,357
Commission income	—	—	50,236
Consulting service income	—	—	18,987
Other revenue	15,771	35,803	53,191
Less: sales tax	269	756	2,695

Total	1,040,329	1,328,367	1,718,871

16.	SHARE-BASED COMPENSATION

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

The Group engaged a third party valuation firm to assist them with the valuation of the Education Group and Time Education Group and determined that the fair value as of the acquisition date was RMB 2,025,000 and RMB 108,982, respectively. The Group applied the income approach -discounted cash flow method to estimate the fair value of the Education Group and Time Education Group as of the acquisition date. The major assumptions used in the discount cash flow model are as follows:

Education Group
Revenue growth rate	3% to 27%
Weight average cost of capital (“WACC”)	18%
Terminal growth rate	3%

Time Education Group
Revenue growth rate	3% to 269%
Weight average cost of capital (“WACC”)	18%
Terminal growth rate	3%

Share incentive plan

As of December 15, 2017, the Company adopted the Bright Scholar Education Holdings Limited 2017 Share Incentive Plan (the “2017 Plan”), which provide up to an aggregate of 845,000 Class A ordinary shares of the Company as stock-based compensation to school principals and management team members with vesting period varying from 3 to 5 years.

The Company uses the Binomial tree of lattice pricing model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The post-vesting forfeiture rate is estimated by the Group at the range of 0%-15% by different level of principals and management team members.

The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2018
Expected dividend yield	0%
Risk-free interest rate	1.84%-2.35%
Expected volatility	42%-51%
Expected life	2 or 10 years
Exercise multiples	2.20-2.80 times
Fair value of underlying ordinary shares (US$/share)	9.29-12.25

Notes:

(1)	The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.

(2)	The risk-free interest rate was estimated based on the US Government Bond yield with the maturity commensurate with the expected life.

(3)

The expected volatility of the underlying ordinary shares was estimated based on historical volatility of the Company for the period before the valuation date with length commensurate to expected life of the options.

(4)	The expected life was the contractual life of the share options.

(5)	The Company estimated the exercise multiple based on a consideration of various research studies regarding exercise pattern from historical statistical data.

(6)	After the Company’s initial public offering in May 2017, the fair values of ordinary shares were determined based on the closing price in the market.

For the year ended August 31, 2018, the share options movement were as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual years	Weighted average fair value at grant date	Aggregate intrinsic value
		US$		US$	US$
As of August 31, 2017	—	—	—
Granted	845,000	8.74	8.63
Exercised	—	—	—
Forfeited	47,896	8.74	8.21
Outstanding as of August 31, 2018	797,104	8.74	8.66	11.4	2,630,442
Vested and exercisable as of August 31, 2018	63,149	8.74	1.29	9.29	208,391

For the year ended August 31, 2018, the Group recognized share-based payment expenses of RMB 29,061 in connection with the share options granted to employees. The total fair value of share options vested was RMB 3,712.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. As of August 31, 2018, there was RMB 31,586 unrecognized compensation expense related to un-vested share options granted to executive and employees of the Group. The unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average vesting period of 3.31 years.

17.	INCOME TAX EXPENSE

Income tax expense consist of the following:

	For the year ended August 31,
	2016	2017	2018
	RMB	RMB	RMB
Current income tax expense:
PRC	13,120	39,995	60,278
Canada	—	—	170
Hong Kong	—	—	243
Deferred income tax expense:
PRC	4,769	975	6,599
Canada	—	—	92

Total income tax expense:	17,889	40,970	67,382

Cayman Islands

The Company and Impetus are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and Impetus are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

United States

Can-achieve Global Education, Inc. (Los Angeles) is located in Los Angeles, United States and is subject to an income tax rate of 21% for taxable income earned in the United States. No provision for United States profits tax has been made in the combined and consolidated financial statements as it has no assessable income from the acquisition date of Can-achieve Group, March 1, 2018, to August 31, 2018.

Canada

Can-Achieve Academy Limited operating in Toronto, Canada and Can-Achieve International Education Limited (Vancouver) operating in Vancouver are subject to income tax rate of 26.5% and 26% respectively according to the province tax rates.

Hong Kong

The provision for current income taxes of the Company’s subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended August 31, 2016, 2017 and 2018.

PRC

The subsidiaries and VIEs incorporated in the PRC were generally subject to a corporate income tax rate of 25%.

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), consolidated the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions. Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten were entitled to a five year tax exemptions from year January 1, 2013 to December 31, 2017 as they were determined as non-profit organization according to the Financial Bureau and National Taxation Bureau of Changsha. Zhuhai Bright Scholar is a company registered in Hengqin New Area whose main business, providing outsourcing consulting services, falls within the preferential enterprise income tax (“EIT”) catalog of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 70% of its total revenue. Zhuhai Bright Scholar was classified as a domestically-owned enterprise in Hengqin New Area, Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 24, 2017 (date of incorporation). If Zhuhai Bright Scholar continues to meet the relevant requirements, it may be eligible for the preferential EIT rate for the following years until December 31, 2020. Zhengzhou Dahua Education Consulting Co., Ltd was qualified as a “small-scaled minimal profit enterprise” under the EIT Law and was entitled to preferential 50% taxable income with preferential income tax rate of 20% in the period from the acquisition date of Can-achieve Group, March 1, 2018, to August 31, 2018.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of August 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	37,620	36,293
Less: valuation allowance	12,283	18,164

Total deferred tax assets	25,337	18,129

Deferred tax liabilities:
Intangible assets	5,294	17,067

Total deferred tax liabilities	5,294	17,067

Movement in valuation allowance is as follows:

	For the year ended August 31,
	2016	2017	2018
	RMB	RMB	RMB
Beginning balance	17,479	11,250	12,283
Additions from acquisition	—	—	370
Additions	7,510	4,836	8,963
Reversal	(13,666)	(3,257)	(3,395)
Expired	(73)	(546)	(57)

Ending balance	11,250	12,283	18,164

As of August 31, 2016, 2017 and 2018 tax loss carry-forward amounted to RMB 152,768, RMB 150,480 and RMB 143,424, respectively, and would expire by the end of calendar year 2021, 2022 and 2023. The Group operates its business through its subsidiaries, its VIEs, and other affiliated companies under common control with BGY Education Investment. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and other affiliated companies under common control with BGY Education Investment may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 11,250, RMB 12,283 and RMB 18,164 had been established as of August 31, 2016, 2017 and 2018, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in combine and consolidated financial statements for the years ended August 31, 2016, 2017, and 2018. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2018, the Group is subject to examination of the PRC tax authorities.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in calendar year 2016, 2017 and 2018 to income before income taxes and the actual provision for income tax were as follows:

	For the year ended August 31,
	2016	2017	2018
	RMB	RMB	RMB
Net income before provision for income tax	20,805	232,779	316,325
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	5,201	58,195	79,081
Effect of expenses that are not deductible in determining taxable profit	23,927	265	8,238
Unrecognized tax losses	7,510	4,836	8,963
Utilization of tax losses previously not recognized	(13,666)	(3,257)	(3,395)
Expiration of tax losses previously recognized	—	898	—
Effect of income tax exemptions	(4,831)	(19,967)	(25,497)
Others	(252)	—	(8)

Income tax expense recognized in profit or loss	17,889	40,970	67,382

If the tax holidays granted to certain schools and entities of the Group were not available, the Group’s income tax expense would have increased by RMB 4,831, RMB 19,967 and RMB 25,497 for the years ended August 31, 2016, 2017 and 2018, respectively. The basic net (loss)/earnings per share attributable to the Company would (increase)/decrease by RMB 0.05, RMB 0.19 and RMB 0.21 for the years ended August 31, 2016, 2017 and 2018, respectively.

18.	EARNINGS PER SHARE

For the purpose of calculating earnings per share as a result of the Reorganization as described in Note 1 and the share split as described in Note 14, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company as if the Reorganization and the share split took place on September 1, 2015:

	For the year ended August 31,
	2016 RMB	2017 RMB	2018 RMB
Numerator used in basic and diluted earnings per share:
Net (loss) earnings attributable to Bright Scholar Education Holdings Limited	(36,374)	172,050	246,969

Earnings available for future distribution	(36,374)	172,050	246,969

Shares (denominator):
Weighted average common shares outstanding used in computing basic earnings per share	96,983,360	104,839,041	122,088,201

Weighted average common shares outstanding used in computing diluted earnings per share	96,983,360	104,839,041	122,186,796

Net (loss) earnings per share
Basic	(0.38)	1.64	2.02
Diluted	(0.38)	1.64	2.02

As of August 31, 2016, 2017 and 2018, there are nil, nil and 361,307 employee stock options or non-vested ordinary shares which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.

19.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Foshan Shunde Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Zengcheng Crystal Water Plant Co., Ltd.	Entities controlled by chairman of the Group
Guangzhou Country Garden Shuttle Bus Services Limited	Entities controlled by chairman of the Group
Zhaoqing Country Garden Furniture Co., Ltd.	Entities controlled by chairman of the Group
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	Entities controlled by chairman of the Group
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	Entities controlled by chairman of the Group
Guangdong Giant Leap Construction Co., Ltd.	Entities controlled by chairman of the Group
Guangyuan Country Garden Investment Co., Ltd.	Entities controlled by chairman of the Group
Huidong Country Garden Real Estate Development Co., Ltd.	Entities controlled by chairman of the Group
Kaiping Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Changsha Ningxiang Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Guangdong Country Garden Vocational Education School	Entities controlled by chairman of the Group
Can-Achieve Global Edutour Co., Ltd.	Entities controlled by non-controlling interest shareholder
Zengcheng Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Szeto Kwok Kin, Daniel	Non-controlling interest shareholder
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by chairman of the Group
Foshan Shunde Bi Ri Security Engineering Co., Ltd.	Entities controlled by chairman of the Group
New Learning Management Co., Ltd.	Non-controlling interest shareholder
Laian Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Chuzhou Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group
Baoding Baigou New Town Honghua Eaton Commerce Co., Ltd.	Non-controlling interest shareholder
Wuhan Country Garden Property Management Co., Ltd.	Entities controlled by chairman of the Group
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	Entities controlled by chairman of the Group

The Group entered into the following transactions with its related parties:

	For the year ended August 31,
	2016	2017	2018
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by Ms. H are as below
Foshan Shunde Country Garden Property Development Co., Ltd.	—	—	1,532
Zengcheng Crystal Water Plant Co., Ltd.	722	951	1,296
Guangzhou Country Garden Shuttle Bus Services Limited	3,213	1,232	760
Zhaoqing Country Garden Furniture Co., Ltd.	2,222	—	—
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	1,702	152	—
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	—	1,186	2,069
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	47	67	2,446
Huidong Country Garden Real Estate Development Co., Ltd.	—	—	814
Others	1,147	97	2,200

Total	9,053	3,685	11,117

	For the year ended August 31,
	2016	2017	2018
	RMB	RMB	RMB
Construction services provided by other entities controlled by Ms. H are as below
Guangdong Giant Leap Construction Co., Ltd.	21,222	20	5,728
Guangyuan Country Garden Investment Co., Ltd.	—	12,000	—

Total	21,222	12,020	5,728

	For the year ended August 31,
	2016	2017	2018
	RMB	RMB	RMB
Services provided to other entities controlled by Ms. H are as below
Huidong Country Garden Real Estate Development Co., Ltd.	—	1,851	3,445
Kaiping Country Garden Property Development Co., Ltd.	—	1,500	1,500
Changsha Ningxiang Country Garden Property Development Co., Ltd.	—	—	2,186
Others	—	1,278	37

Total	—	4,629	7,168

The following table presents amounts owed from and to related parties as of August 31, 2017 and 2018:

	As of August 31,
	2017	2018
	RMB	RMB
Amounts due from related parties
Guangdong Country Garden Vocational Education School (1)	14	25
Guangdong Giant Leap Construction Co., Ltd. (1)	5,026	—
Foshan Shunde Country Garden Property Development Co., Ltd. (1)	—	4,172
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd. (1)	321	735
Huidong Country Garden Real Estate Development Co., Ltd. (2)	1,809	3,445
Changsha Ningxiang Country Garden Property Development Co., Ltd. (2)	208	2,186
Kaiping Country Garden Property Development Co., Ltd. (6)	—	1,590
Zengcheng Country Garden Property Development Co., Ltd. (5)	—	948
Szeto Kwok Kin, Daniel (3)	—	999
Can-Achieve Global Edutour Co., Ltd. (4)	—	2,505
Others (1)	562	1,355

Total	7,940	17,960

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts mainly represent the advance payment for purchasing services and materials or construction services provided by the entities controlled by Ms.H.
(2)	The amounts mainly represent the receivables of the enrolment tuition discount to the owners of properties with the other real-state subsidiaries controlled by Ms.H.
(3)	The amounts mainly represent an other receivable due from a non-controlling interest shareholder acquired through the acquisition of FGE Group.
(4)	The amounts mainly represent an other receivable due from Can-Achieve Global Edutour Co., Ltd. acquired through the acquisition of Can-achieve Group.
(5)	The amounts due from related parties represent expenses paid on behalf of entities controlled by Ms.H.
(6)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden.

	As of August 31,
	2017	2018
	RMB	RMB
Amounts due to related parties
Guangzhou Country Garden Shuttle Bus Services Limited (1)	255	4
Laian Country Garden Property Development Co., Ltd.(2)	11,550	11,550
Changsha Ningxiang Country Garden Property Development Co., Ltd. (2)	8,732	8,732
Chuzhou Country Garden Property Development Co., Ltd. (2)	12,000	12,000
Wuhan Country Garden Property Management Co., Ltd. (2)	3,154	3,154
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd. (3)	8,013	5,781
Guangdong Giant Leap Construction Co., Ltd. (3)	20,701	17,058
Foshan Shunde Bi Ri Security Engineering Co., Ltd. (3)	228	228
Guangyuan Country Garden Investment Co., Ltd. (3)	6,000	1,200
Baoding Baigou New Town Honghua Eaton Commerce Co., Ltd. (4)	—	3,000
New Learning Management Co., Ltd. (5)	—	89,469
Others	5,800	5,119

Total	76,433	157,295

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts represent the purchase of shuttle bus service fees payable to Guangzhou Country Garden Shuttle Bus Services Limited.
(2)	The amounts mainly represent financing funds for maintaining daily operation of schools held by affiliated entities under common control from other entities controlled by Ms. H, Chairman of the Group.
(3)	The amounts mainly represent construction services provided by other entities controlled by Ms. H, Chairman of the Group.
(4)	The amounts represent the financing funds for maintaining daily operation from Baoding BaiGou, the non-controlling interest shareholder.
(5)	The amounts represent the acquisition payables for the acquisition of Xinqiao Group to New Learning Management Co., Ltd., the non-controlling interest shareholder.

The Group utilizes facilities and equipment provided by other real-estate subsidiaries controlled by Ms. H. In return, the Group gives enrolment priorities to the owners of properties with these affiliated companies when providing its educational services.

20.	COMMITMENTS AND CONTINGENCIES

Lease obligations

The Group leases certain school and office premises under non-cancelable operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the lease. Rental expenses under operating leases for the years ended August 31, 2016, 2017 and 2018 were RMB 15,181, RMB 20,195 and RMB 28,134, respectively.

Future rental commitments under non-cancelable operating leases as of August 31, 2018 were as follows:

RMB
Year ending August 31:
2019	38,990
2020	31,809
2021	21,650
2022	17,020
2023	13,605
Thereafter	132,415

255,489

Capital commitment

As of August 31, 2018, future minimum capital commitments under non-cancelable construction contracts were as follows:

RMB
Capital commitment for construction of schools	53,202

21.	NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from August 31, 2015 through August 31, 2018.

	GCGS	HCGS	PCBS	CGBS	Can-achieve	Xinqiao	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2015	(12,796)	(6,707)	4,061	12,638	—	—	8,346	5,542
Income attributable to non-controlling interests	12,467	2,538	4,322	4,443	—	—	15,520	39,290

Balance at August 31, 2016	(329)	(4,169)	8,383	17,081	—	—	23,866	44,832

Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	3,600	3,600
Income attributable to non-controlling interests	9,638	1,613	2,249	100	—	—	6,159	19,759
Acquisition of additional interest in subsidiaries of non-controlling interests*	(9,309)	2,556	(10,632)	(17,181)	—	—	(30,300)	(64,866)

Balance at August 31, 2017	—	—	—	—	—	—	3,325	3,325

Income/(Loss) attributable to non-controlling interests	—	—	—	—	2,338	1,276	(1,680)	1,934
Acquisition of subsidiaries	—	—	—	—	113,288	38,156	15,274	166,718
Disposal of a subsidiary**	—	—	—	—	—	—	(1,953)	(1,953)

Balance at August 31, 2018	—	—	—	—	115,626	39,432	14,966	170,024

Note*: During the year ended August 31, 2017, the Company acquired additional interests in certain subsidiaries of non-controlling interests with total consideration of RMB 15,712, the total amount of the non-controlling interests was RMB64,866 as of the acquisition dates and the difference was charged to additional paid in capital accordingly.

Note**: During the year ended August 31, 2018, the Company disposed interest in a subsidiary with a total consideration of RMB 7,000, and the carrying amount of the non-controlling interests of the disposed subsidiary as of the disposal date was RMB 1,953.

22.	SEGMENT INFORMATION

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

The Group primarily operates in the PRC and most of the Group’s long-lived assets are located in the PRC.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

For the year ended August 31, 2016

	International	Bilingual		Complementary	Combined
	Schools	Schools	Kindergartens	Education Service	and Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	423,122	328,678	252,013	36,516	1,040,329
Costs of revenue	(312,527)	(228,889)	(168,157)	(26,632)	(736,205)

Gross profit	110,595	99,789	83,856	9,884	304,124

For the year ended August 31, 2017

	International	Bilingual		Complementary	Combined
	Schools	Schools	Kindergartens	Education Service	and Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	505,595	413,404	312,008	97,360	1,328,367
Costs of revenue	(360,044)	(262,283)	(178,758)	(59,245)	(860,330)

Gross profit	145,551	151,121	133,250	38,115	468,037

For the year ended August 31, 2018

	International	Bilingual		Complementary	Combined
	Schools	Schools	Kindergartens	Education Service	and Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	589,599	534,008	399,249	196,015	1,718,871
Costs of revenue	(373,391)	(346,868)	(223,397)	(146,939)	(1,090,595)

Gross profit	216,208	187,140	175,852	49,076	628,276

The Group’s CODM does not review the financial position by operating segments, thus no total assets of each operating segment presented.

23.	CONTRIBUTION PLAN

In mainland China, full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 73,934, RMB 99,013, and RMB 118,864 for the years ended August 31, 2016, 2017 and 2018, respectively.

The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC. Amounts contributed during the years ended March 31, 2016, 2017 and 2018 were insignificant.

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2016, 2017, and 2018, the Group made apportions of nil, nil and nil to the statutory surplus reserve fund, respectively, and RMB 23,793, RMB 17,132 and RMB nil to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIEs. As of August 31, 2017, paid in capital, additional paid in capital, and statutory reserves were RMB 2,000, RMB 1,401,615 and BMB 64,945 respectively. As of August 31, 2018, paid in capital, additional paid in capital, and statutory reserves were RMB 2,000, RMB 2,467,824 and BMB 64,945 respectively. As of August 31, 2017, and 2018, the total of restricted net assets was therefore RMB 425,024, and RMB 963,391, respectively.

25.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

For the purpose of the combined and consolidated statement of cash flows, cash and cash equivalents, and restricted cash included cash on hand and in banks and restricted cash. Cash and cash equivalents, and restricted cash at the end of reporting year end as shown in the combined and consolidated statements of cash flows can be reconciled to the related items in the consolidated balance sheets as follow:

	As of August 31,
	2016	2017	2018
	RMB	RMB	RMB
Cash and cash equivalents	356,018	1,883,000	3,153,852
Restricted cash	6,433	13,662	10,229

Total	362,451	1,896,662	3,164,081

26.	EQUITY METHOD INVESTMENTS

The Group has a number of investments in joint ventures and other investments where its voting interests are in excess of 20 percent but not greater than 50 percent and for which there are no other indicators of control. Equity method investments as of August 31, 2017 and 2018 were as follows:

	As of August 31,
	2017	2018
	RMB	RMB
BOTO Academic English Co., Ltd.(“BOTO”)	—	1,504
Beijing Cloud Apply Co., Ltd(“BCAO”)		541
Sanli Foundation Educaiton Limited(“Sanli”)	—	268

Total	—	2,313

As of August 31, 2018, the equity method investments represent (i) 30% equity interest in BOTO through the acquisition of Can-achieve group and (ii) 46% equity interests in BCAO through the acquisition of Can-achieve group and (iii) 50% equity interest in Sanli through the acquisition of FGE group.

27.	SUBSEQUENT EVENTS

Acquisition

In December, 2018, the Company completed the acquisition of Chengdu Yinzhe Education and Technology Co., Ltd. (“Yinzhe”), for an aggregate purchase price of RMB 202,500. Yinzhe is primarily engaged in offering online career and education mentoring services to overseas Chinese students. The preliminary purchase price allocation has not been determined as of the issuance of the financial statements.

In December, 2018, the Company completed the acquisition of Bournemouth Collegiate School (“BCS”), for an aggregate purchase price of GBP 10,000 (approximately RMB 88,854). BCS is a co-educational independent day and boarding school based on two sites in Poole and Bournemouth. The preliminary purchase price allocation has not been determined as of the issuance of the financial statements.

In October 2018, the Company also entered into an agreement to acquire an 85% equity interest in a company managing a chain of eight kindergartens in Shandong province for a total consideration of RMB 70,500. The transaction has not been completed as of the issuance of the financial statements.

Others

In September 2018, the Company entered into a partnership agreement with third-parties to establish an investment fund under which the Company agreed to invest a total of RMB 999,800 in promoting the establishment and operations of K12 education centers, bilingual schools and international schools. As of the issuance of financial statements, the Company have invested approximately RMB 100,000 pursuant to the partnership agreement.

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

BALANCE SHEET

(Amounts in thousands)

	As of August 31,	As of August 31,
	2017	2018
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,094,979	1,702,804	249,312
Amounts due from related parties	14,735	393,123	57,558
Other receivables, deposits and other assets	399	2,530	371

Total current assets	1,110,113	2,098,457	307,241

Investment in subsidiaries	307,045	550,348	80,578
Long-term investments	—	204,968	30,010

Total non-current assets	307,045	755,316	110,588

TOTAL ASSETS	1,417,158	2,853,773	417,829

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	1,025	7,544	1,105
Non-current liabilities
Other non-current liabilities	—	4,654	681

TOTAL LIABILITIES	1,025	12,198	1,786

EQUITY
Share capital	7	9	1
Additional paid-in capital	1,403,608	2,469,815	361,613
Accumulated other comprehensive (loss) income	(36,494)	75,770	11,094
Retained earnings	49,012	295,981	43,335

Total equity	1,416,133	2,841,575	416,043

TOTAL LIABILITIES AND EQUITY	1,417,158	2,853,773	417,829

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED AUGUST 31, 2018

(Amounts in thousands)

	2016	2017	2018
	RMB	RMB	RMB	USD
Other operating income	—	399	1,590	233
Selling, general and administrative expenses	—	(6,734)	(34,753)	(5,088)
Interest income, net	—	1,822	21,200	3,103
Equity in earnings of subsidiaries	(36,374)	176,563	258,932	37,911

Net (loss) income	(36,374)	172,050	246,969	36,159

Other comprehensive (loss) income	—	(36,494)	112,264	16,436

Comprehensive (loss) income	(36,374)	135,556	359,233	52,595

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	Share capital		Additional paid-in capital	Accumulated (deficit)	Accumulated other comprehensive income	Total equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2015	92,590,000	7	42,160	(86,664)	—	(44,497)

Acquisition of subsidiaries	3,844,870	—	102,530	—	—	102,530
Share-based compensation	3,565,130	—	95,070	—	—	95,070
Equity interests in subsidiaries and VIEs	—	—	—	(36,374)	—	(36,374)

Balance at August 31, 2016	100,000,000	7	239,760	(123,038)	—	116,729

Net (loss) income for the year	—	—	—	172,050	—	172,050
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	49,154	—	—	49,154
Distribution to owners under group Reorganization	—	—	(32,167)	—	—	(32,167)
Foreign currency translation	—	—	—	—	(36,494)	(36,494)
Issuance of ordinary shares upon IPO, net of offering cost	17,250,000	—	1,146,861	—	—	1,146,861

Balance at August 31, 2017	117,250,000	7	1,403,608	49,012	(36,494)	1,416,133

Net income for the year	—	—	—	246,969	—	246,969
Repurchase of ordinary shares*	—	—	(114,554)	—	—	(114,554)
Issuance of ordinary shares upon follow on offering, net of offering cost	10,000,000	2	1,151,700	—	—	1,151,702
Foreign currency translation	—	—	—	—	112,264	112,264
Share-based compensation	—	—	29,061	—	—	29,061

Balance at August 31, 2018 in RMB	127,250,000	9	2,469,815	295,981	75,770	2,841,575

Balance at August 31, 2018 in USD	127,250,000	1	361,613	43,335	11,094	416,043

Note*: Treasury stock represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. During the years ended December 31, 2016, 2017 and 2018, the Group repurchased a total of nil, nil and 1,207,465 shares from the market for a cash consideration of nil, nil and RMB 114,554.

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	2016	2017	2018
	RMB	RMB	RMB	USD
Cash flows from operating activities
Net (loss) income for the year	(36,374)	172,050	246,969	36,159
Share-based compensation	—	—	29,061	4,255
Investment income	—	—	—	—
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	36,374	(176,563)	(258,932)	(37,911)
Other receivables, deposits and other assets	—	(399)	(2,131)	(312)
Accrued expenses and other current liabilities	—	—	903	132
Other non-current assets and liabilities	—	—	4,654	681
Amounts due from related parties	—	(14,727)	(378,388)	(55,401)

Net cash used in operating activities	—	(19,639)	(357,864)	(52,397)

Cash flows from investing activities
Purchase of long-term investments	—	—	(190,920)	(27,953)

Net cash used in investing activities	—	—	(190,920)	(27,953)

Cash flows from financing activities
Proceeds from initial public offering	—	1,151,112	—	—
Proceeds from follow-on offering	—	—	1,151,702	168,624
Repurchase of ordinary shares	—	—	(108,938)	(15,950)

Net cash provided by financing activities	—	1,151,112	1,042,764	152,674

Net change in cash and cash equivalents	—	1,131,473	493,980	72,324

Cash and cash equivalents at beginning of the year	—	—	1,094,979	160,319
Effect of exchange rate changes on cash and cash equivalents	—	(36,494)	113,845	16,669

Cash and cash equivalents at end of the year	—	1,094,979	1,702,804	249,312

Note to Schedule 1

(In thousands)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of August 31, 2018, RMB 963,391 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended August 31, 2016, 2017 and 2018.

Basis	of preparation

The condensed financial statements of the Company has been prepared using the same accounting policies as set out in its financial statements, except that the Company has used the equity method to account for its subsidiaries, other affiliated entities and its variable interest entities under common control with the Company. Accordingly, the condensed financial information presented herein represents the financial information of the Company.

Detailed footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote discloses certain supplemental information relating to the operations of the Company and, as such, the condensed financial statements of the Company should be read in conjunction with the notes to the accompanying financial statements of the Group.