Form 20-F
period 2019-08-31
Bright Scholar Education Holdings Ltd
filed 2019-12-23
CIK 1696355

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended August 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

The People’s Republic of China

Telephone: +86-757-6683-2007

Facsimile: +86-757-2360-2220

E-mail: lidongmei@brightscholar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered

American depositary shares, each representing one Class A ordinary share, par value US$0.00001 per share

Class A ordinary shares, par value US$0.00001 per share*

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares

	BEDU	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.00001 each	26,859,136
Class B ordinary shares, par value US$0.00001 each	93,690,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

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

•                  “BGY Education Investment” refers to BGY Education Investment Management Co., Ltd., our affiliated entity that controls and holds our schools in China, through certain contractual arrangements;

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

•                  “Diploma Program” refers to the International Baccalaureate Diploma Program, a two-year educational program administered by the International Baccalaureate headquartered in Geneva, Switzerland, providing an internationally accepted qualification for entry into higher education, which is generally recognized in all major English-speaking countries;

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

•                  “school” refers to each of our international schools, bilingual schools, overseas schools and kindergartens, unless otherwise specified;

•                  “school year” refers to the annual period of instruction at each school respectively, which customarily runs from September of the previous calendar year to July of the concerned calendar year;

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

This annual report on Form 20-F includes our audited combined and consolidated financial statements for the 2017, 2018 and 2019 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the Frost & Sullivan report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.1543 to US$1.00, the noon buying rate in effect on August 30, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 13, 2019, the noon buying rate was RMB6.9925 to US$1.00.

We listed our ADSs on the New York Stock Exchange under the symbol “BEDU” on May 18, 2017 and completed an initial public offering of 17,250,000 ADSs on June 7, 2017. We issued an additional 10,000,000 ADSs on March 2, 2018.  In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022, and listed such senior notes on the Stock Exchange of Hong Kong Limited.

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

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.            Selected Financial Data

We have derived our selected combined and consolidated statement of comprehensive income data for the 2017, 2018 and 2019 fiscal years, and our selected consolidated balance sheet data as of August 31, 2018 and 2019, from our audited combined and consolidated financial statements included in this annual report. Our selected combined statement of comprehensive income data for the fiscal years of 2015 and 2016 and our selected combined and consolidated balance sheet data as of August 31, 2015, 2016 and 2017 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

You should read the following information in conjunction with our audited combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended August 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Combined and Consolidated Income (Loss) Data:
Revenue	745,850	1,040,329	1,328,367	1,718,871	2,563,005	358,247
Cost of revenue	(655,597)	(736,205)	(860,330)	(1,090,595)	(1,586,014)	(221,687)
Gross profit	90,253	304,124	468,037	628,276	976,991	136,560
Selling, general and administrative expenses	(166,084)	(290,098)	(261,972)	(368,141)	(691,900)	(96,711)
Other operating income	5,249	4,283	8,874	12,027	15,435	2,157
Operating (loss)/income	(70,582)	18,309	214,939	272,162	300,526	42,006
Interest income, net	1,808	2,148	4,901	27,297	24,254	3,390
Investment income	—	805	13,718	21,669	17,414	2,434
Other expenses	(455)	(457)	(779)	(4,803)	(8,617)	(1,204)
(Loss)/income before income taxes and share of equity in income of unconsolidated affiliates	(69,229)	20,805	232,779	316,325	333,577	46,626
Income tax benefit/(expense)	29,317	(17,889)	(40,970)	(67,382)	(80,580)	(11,263)
Share of equity in income of unconsolidated affiliates	—	—	—	(40)	(239)	(33)
Net (loss)/income	(39,912)	2,916	191,809	248,903	252,758	35,330
Net income attributable to non-controlling interests	166	39,290	19,759	1,934	11,659	1,630
Net (loss)/income attributable to ordinary shareholders	(40,078)	(36,374)	172,050	246,969	241,099	33,700
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.43)	(0.38)	1.64	2.02	1.97	0.28
Diluted	(0.43)	(0.38)	1.64	2.02	1.97	0.28
Weighted average shares used in calculating net loss per ordinary share:
Basic	92,590,000	96,983,360	104,839,041	122,088,201	122,322,894	122,322,894
Diluted	92,590,000	96,983,360	104,839,041	122,186,796	122,430,457	122,430,457

	As of August 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data
Cash and cash equivalents	240,684	356,018	1,883,000	3,153,852	3,246,995	453,852
Restricted Cash	3,564	6,433	13,662	10,229	18,019	2,519
Total assets	1,093,196	1,239,232	2,686,632	4,666,481	7,787,637	1,088,525
Total equity	(38,955)	161,561	1,419,458	3,011,599	3,083,268	430,967
Current liabilities	1,074,601	1,011,849	1,202,074	1,625,344	2,512,290	351,159
Total liabilities	1,132,151	1,077,671	1,267,174	1,654,882	4,704,369	657,558

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

We have grown rapidly in the past few years, expanding our school network from 29 schools as of September 1, 2013 to 88 schools as of the date of this annual report. We intend to enroll students, recruit teachers and educational staff, increase the utilization rates of our existing and new schools and invest in overseas and complementary businesses. However, we may not be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

•                  we may not be able to attract and retain a sufficient number of students for our existing and new schools;

•                  we may be unable to successfully integrate complementary or acquired businesses with our current service offerings and achieve anticipated synergies;

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

•                  we may be unable to successfully build our brand name and launch schools independent of Country Garden; and

•                  we may be unable to successfully execute new growth strategies.

These risks may increase significantly when we expand into new cities or countries. Managing the growth of a geographically diverse business also involves significant risks and challenges. We may find it difficult to manage financial resources, implement uniform education standards and operational policies and maintain our operational, management and technology systems across our network. If we are unable to manage our expanding operations or successfully achieve future growth, our business, prospects, results of operations and financial condition may be materially and adversely affected.

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

We may be subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017 and were further amended on December 29, 2018 (the “Amended Law”). Pursuant to the Amended Law, sponsors of private schools may choose to establish schools in China either as non-profit or for-profit schools. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. On the other hand, sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and the Amended Law is affected by many factors, including but not limited to the characterizations of our schools as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. If our schools elect to be non-profit private education entities, our contractual arrangements with such schools may be subject to more stringent scrutiny. Furthermore, pursuant to the Amended Law, sponsors are not permitted to establish for-profit schools if such schools provide compulsory education services, which cover grades one to nine. Nevertheless, during the reporting period, compulsory education services accounted for a significant portion of our student base as well as revenue. For further details, see “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations on Private Education in the PRC—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education.”

As of the date of this annual report, it remains uncertain as to how the Amended Law will be interpreted and implemented as well as the impact the Amended Law may have on our business operations. For example, under the Amended Law, schools that offer compulsory education services in China must register as non-profit schools while high schools can elect to register as either for-profit or non-profit schools. However, it is unclear what options are available for schools that offer both compulsory and high school education in some provinces where our schools operate. In addition, the local government authorities may impose additional limits on the tuition and fees our schools in China can charge when implementing the Amended Law. Any of the abovementioned uncertainties with regard to the Amended Law may have a material adverse effect on our business, financial condition and results of operations.

As of the date of this annual report, we have 80 schools in China, among which four are for-profit schools, three are non-profit private schools, and the remaining ones have not elected to register as either for-profit or non-profit schools. The election to register as for-profit or non-profit schools depends on the legislative status of the implementing regulations by competent government authorities in the various provinces where we operate. In the provinces where the implementation regulations have specified deadlines and provided grace periods for sponsors to elect to register private schools as for-profit or non-profit schools, we are still within such grace periods. For example, for our schools located in Hunan province, we shall be submitting our applications in batches aiming to complete the required election by August 2020. For our schools located in Hubei and Sichuan provinces, we do not have to make such elections until September 2020. For our schools located in Jiangsu province, we do not have to make such elections until December 2022. For our schools located in Hebei and Shandong provinces, we do not have to make such elections until September 2022. The date of election can be postponed to a later date in some of the provinces we operate, such as Jiangsu province, if so approved by the local authorities. However, for provinces that have not promulgated implementing regulations that include deadlines or procedures for making the election, it is unclear when or how we must make the election. To the extent that we have to register certain of our schools in China as non-profit schools pursuant to the implementing regulations, our ability to generate revenue from these schools in the form of service fees could be adversely affected.

Our corporate structure is built upon a series of contractual arrangements which are subject to uncertainties resulting from changes in and interpretations of PRC laws and regulations.

Zhuhai Bright Scholar has entered into an exclusive management services and business cooperation agreement with each of our affiliated entities in China, including our schools controlled and held by BGY Education Investment, pursuant to which we provide service to our schools in China in exchange for the payment of service fees. As a holding company, our ability to generate profits and pay dividends and other cash distributions to our shareholders depends on our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities in China.

As advised by JunHe LLP, our PRC legal counsel, our right to receive the service fees from our schools and other affiliated entities in China does not contravene any PRC laws and regulations and that payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations. However, if the relevant PRC government authorities take a different view, or if the Amended Law were to be implemented and interpreted in a manner that results in our current business practices being in violation, our business, financial condition and results of operations may be materially and adversely affected. For example, the relevant PRC government authorities may seek to confiscate any or all of the service fees that have been paid by our schools to Zhuhai Bright Scholar, including retrospectively, to the extent that such service fees are tantamount to returns, dividends or profits taken by the sponsors of these schools. The relevant PRC government authorities may also seek to prevent students from attending our schools or, in a more extreme situation, revoke the operating permits of these schools. We may also have to reorganize our operations to meet the requirements regarding the compulsory education services and comply with the Amended Law. In addition, if our schools in China are to elect to be non-profit private education entities, our contractual arrangements with such schools may be subject to more stringent scrutiny. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

On August 10, 2018, the Ministry of Justice, or the MOJ, released the Implementation Rules of the Law on the Promotion of Private Education (Revised Draft) (Draft for Review), or the MOJ Draft, to seek public comments. As of the date of this annual report, the MOJ Draft has not entered into force, with uncertainties with respect to its contents and its retroactive effect. As advised by our PRC legal counsel, if the MOJ Draft is legislated in the same form as published, pursuant to the Legislation Law of the PRC, it shall not have retroactive effect in principle, and except for the situations disclosed in this prospectus, the implementation of the MOJ Draft will not require our existing corporate structure and contractual arrangements to be restructured. The MOJ Draft has stipulated, among others, (1) that foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) that group-based education organizations shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements, and (3) that related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, school interests, or student or teacher interests. However, there is uncertainty as to whether the MOJ Draft will be legislated in the same form as published for consultation and how they will be interpreted and implemented when and if legislated at all. In particular, as advised by our PRC legal counsel, if the Implementation Rules of the Law on the Promotion of Private Education is promulgated and implemented in accordance with the MOJ Draft with retroactive effect, the validity of our contractual arrangements may be challenged and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our business expansion. Our schools in China that are involved in related party transactions may also be subject to strict supervision by relevant government authorities, and we may need to establish corresponding information disclosure systems and incur greater compliance costs, and our contractual arrangements, which may be deemed as related-party transactions, may be subject to scrutiny against the stipulated benchmarks by relevant government authorities.

If our existing group structure or contractual arrangements are deemed to violate any rules, laws or regulations, we may be required to terminate or amend our contractual arrangement, our license to operate private schools may be revoked, cancelled or not be renewed and we may be subject to penalties as determined by the relevant authorities. We may also be restricted from further expanding our schools or school network. For example, we may not be able to acquire non-profit private schools. If any of the foregoing occurs, our business, financial condition and results of operations would be materially and adversely affected.

Our ability to maintain the operation of our kindergartens and to expand our kindergarten network may be limited due to our listing status as well as the PRC laws and regulations, which may in turn affect our results of operations.

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Regulating the Development and Deepening of the Reform of the Pre-School Education (the “Opinions”), which limits the ability by kindergartens to obtain financing through equity financing. It is unclear whether the Opinions will be applied retrospectively. In addition, we have not been notified of or been subject to any material fines or other penalties under any PRC laws or regulations due to any alleged violation of the Opinions. However, we cannot assure you that the Opinions will not be applied retrospectively, and that we will not be subject to adverse impact under the Opinions or any laws or regulations promulgated pursuant to the Opinions in the future. Moreover, the Opinions restrict public companies from acquiring for-profit kindergartens with funds raised in the capital markets. Even though the Opinions do not clearly provide whether companies listed in capital markets outside the PRC fall under such restriction, we may be subject to this restriction, which would limit our ability to carry out further expansion plans with regard to our kindergarten business.

In addition, on January 22, 2019, the General Office of the State Council issued the Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas (the “Circular on Initiating the Rectification”), which requires existing community-affiliated kindergartens to be handed over to local education authorities and shall be held by local education authorities as public kindergartens or turn into inclusive kindergartens operated by authorized social entities. It also provides that community-affiliated kindergartens shall be not-for-profit. Some of our kindergartens are community-affiliated facilities, and the enforcement of the Circular on Initiating the Rectification may require us to convert them into low-profit or not-for-profit kindergartens, which may affect our profitability and results of operations. As of the date of this annual report, we have been notified to hand over three of our kindergartens to the local education authorities and we are in the process of clarifying with local education authorities for two other kindergartens in this regard. As the implementation rules for determining community-affiliated kindergartens have not been promulgated and the attitudes of local education authorities towards the enforcement of such circular may vary in different regions, it remains uncertain whether and when our community-affiliated kindergartens will be required to make such conversion and to what extent such circular will impact on our business operations in general. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education.”

A number of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.

According to the Amended Law, which became effective on September 1, 2017, private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The Amended Law also deleted the provision which stipulates that measures for administration of profit-making privately-run training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to The Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the Ministry of Education, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, which came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. On February 13, 2018, the General Offices of the Ministry of Education and three other ministries in China jointly issued the Notice to Launch Special Campaign towards After-school Tutoring Institutions on Practically Reducing Burdens for Primary and Middle School Students, which requires after-school tutoring institutions with satisfactory conditions to obtain school operation licenses and other permits. Further, on August 22, 2018, the State Council issued the Opinion on Supervising After-School Tutoring Institutions (the “Opinions 80”), which provides detailed guidance for these after-school tutoring institutions. Therefore, we expect that the Amended Law, accompanied with its relevant implementation rules and regulations as well as other administrative actions, will bring significant changes to our compliance environment and a certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones.

As of the date of this annual report, nine out of 21 of our learning centers in China currently in operation do not possess the operating permits or business licenses required by the regulatory changes discussed above. Although the implementing rules for the Amended Law or the relevant local regulations have not been published to the public, we are in the process of preparing filings and applying for permits for these learning centers in accordance with the Opinions 80 and relevant PRC laws and regulations but do not expect to complete all such filings and obtain all such permits in the near term. If we fail to obtain such required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue the operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

We have in the past acquired several businesses and intend to remain acquisitive while continue our organic growth, which may expose us to acquisition related risks.

We are at all times pursuing a number of acquisition opportunities and these processes are, at any time, in various stages of completion. For example, we are pursuing opportunities in the United Kingdom, the United States and Canada. Several of these targets are material in size. These targets cover a wide range of education, including independent schools, boarding schools, art institutes, pre-university education service providers, language training centers and other education-related service providers. Our acquisition strategy exposes us to significant acquisition related risks. If we successfully complete several of these ongoing opportunities, the overall scope of our operations could grow substantially in the near to mid-term and would have a material impact on our business, results of operations and financial condition. While there is no certainty as to whether any of the opportunities that we are currently pursuing, or any future opportunity, will be completed, some of these opportunities may be completed in the near- or mid-term, if current challenges to the processes can be overcome. Our acquisition related risks include:

•                  failure to obtain sufficient financing on satisfactory commercial terms in a timely manner;

•                  failure to successfully manage the increased leverage, interest expense, gearing and risks of default;

•                  depletion of our resources and cash flows available for existing operations;

•                  significant reduction in our cash flow and liquidity for financing the acquisitions;

•                  unanticipated challenges in operating in jurisdictions in which we do not currently operate in or do not operate at a significant scale, such as failure to get accustomed to the political, cultural and legal environment of these new jurisdictions;

•                  unforeseen challenges in operating new types of schools or programs and the failure to obtain relevant licenses for these new businesses;

•                  failure to manage and integrate the acquired businesses into our current operations effectively and may require financial resources that would otherwise be available for the ongoing development or expansion of our existing operations;

•                  failure to adjust our current business model to manage and operate at a more sizable scale and to realize the expected benefits from economies of scale;

•                  divert our management’s attention from existing businesses as they commit significant resources and efforts to the acquisition process;

•                  incurrence of significant costs in pursuing each acquisition, even if transactions cannot be successfully pursued, such as legal and managerial costs in conducting due diligence on the targeted businesses, resulting in a deprivation of the value of the targeted businesses;

•                  unforeseen contingent risks and latent liabilities of the targeted businesses that are not revealed to us in the due diligence process;

•                  financial risks related to the acquisition processes due to the inaccuracy of our assumptions with respect to the cost of and schedule for completing the acquisitions;

•                  potential loss of key personnel and students of the acquired business and failure to develop new relationships with students, teachers and other third parties in the overseas market;

•                  failure to recover the cost of the acquisitions through the materialization of the expected value from the targeted businesses or to achieve synergistic effect;

•                  regulatory risks related to the acquisition processes and to the operation of the newly acquired businesses, such as trade barriers and other restrictive or protective measures of our targeted overseas markets due to our lack of experience in dealing with the relevant authorities;

•                  liabilities related to the acquisitions against the sellers if we are unable to fulfil our obligations to them pursuant to the relevant sell and purchase agreements resulting in unanticipated financial costs;

•                  unanticipated increase in financing cost for the acquisitions due to fluctuation in foreign currencies and other foreign exchange restrictions or currency controls; and

•                  failure to protect our minority interests in certain non-wholly owned schools or to increase our shareholdings by acquiring more equity interests and our interests may not be aligned with those of controlling shareholders’.

We may not be able to effectively manage our business expansion and successfully integrate businesses we acquire.

In recent years, we have expanded rapidly through acquisitions in China and overseas. We plan to continue expanding our operations in China as we address the growth in our student base and the market demand of our quality education services and complementary education services. As part of our global expansion plan, we have also been actively exploring merger and acquisition opportunities abroad to expand our global school network, targeting quality K-12 private education providers and reputable schools in our targeted overseas countries and jurisdictions where students of our domestic school network would normally be interested in pursuing or continuing their education. For further details, see “Item 4. Information on the Company—B. Business Overview—Our Expansions and Investments.”

Our rapid expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. The sustainable post-acquisition organic growth is largely dependent on our ability to integrate operations, system infrastructure, existing partnerships and management philosophies of acquired schools and businesses. The integration of acquired schools is complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. There can be no assurance that the acquisitions will be as successful as intended, or at all. The main challenges involved in integrating acquired schools and business include the following:

•                  implementing integration process and management systems to ensure management philosophies, group-wide strategies and evaluation benchmarks can be effectively carried out at each acquired school and business;

•                  demonstrating to students of our acquired schools that the acquisitions will not result in adverse changes in the service quality and business focus;

•                  retaining local existing managerial and operational teams and qualified education professionals of our acquired schools and businesses;

•                  integrating and streamlining different system infrastructure and data management systems;

•                  integrating financial reporting systems, the failure of which could cause a delay in, or impact the reliability of, our financial statements;

•                  maintaining adequate internal control over financial reporting and preventing failed or delayed integration of these acquired businesses into our internal control over financial reporting;

•                  preserving strategic, marketing or other important relationships of the acquired schools;

•                  obtaining requisite pre-acquisition and post-acquisition regulatory approvals in countries and jurisdictions in which our target schools and businesses are located in a timely manner or at all; and

•                  competing with multinational education companies.

Therefore, we cannot assure you that we will be able to integrate the acquired schools and businesses with our existing operations in accordance with the expected timetables, and we may incur significant financial resources to streamline the operation of the acquired schools and businesses under our internal control requirements, and our pricing and profitability targets may not prove accurate or feasible resulting in adverse impact to our financial performance. Any difficulties or delays encountered in connection with the integration of our and the acquired businesses’ operations could divert substantial management attention to the transition of the acquired schools and businesses before achieving full integration and may result in delay or deferral by our management of important strategic decisions for our existing businesses, which may adversely affect our business growth. In addition, the businesses and schools we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance.

In addition, we plan to acquire additional overseas schools to expand our global network. We have announced a number of international acquisitions and may undertake future acquisitions or other corporate transactions in the future. We cannot assure you that we will be able to effectively and efficiently identify new overseas school projects, manage acquired overseas schools and our overseas operations, or integrate the acquired overseas schools with our existing operations. In addition, political and economic instabilities, tariffs, trade barriers and other restrictive actions taken by the governments of our targeted markets, fluctuations in foreign exchange rates, our insufficient experience and knowledge of the local markets as well as the relevant local laws and regulations may all affect our ability to operate our overseas schools and manage our overseas operations, which in turn may have a material and adverse effect on our business, financial position and results of operations.

We may be subject to unknown or contingent liabilities related to the acquired businesses, which may adversely affect our financial performance.

The businesses and schools we acquired or plan to acquire may be operating at a loss or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time that we acquire them. Although we always conduct a review of assets prior to each acquisition that we believe is consistent with industry practice, such reviews are inherently incomplete as it is generally not feasible to review in depth every individual asset involved in each acquisition. Ordinarily, we will focus our due diligence efforts on higher valued businesses or assets and will only conduct a sample due diligence on the remainder. Nonetheless, even an in-depth review of all assets and records may not necessarily reveal an exhaustive list of existing and potential problems, nor will it permit us to become sufficiently familiar with the assets to assess fully their deficiencies and capabilities. As we may have no recourse, or only limited recourse, against the sellers for these unknown liabilities and risks, this may in turn affect our ability to realize the expected benefits from the acquisition or our financial performance. Furthermore, even though the sellers may be required to indemnify us with respect to breaches of the representations and warranties pursuant to the respective sell and purchase agreements, such indemnification is limited and subject to various materiality thresholds and an aggregate cap on losses. As a result, there is no guarantee that we will be able to recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with the acquired business may exceed our expectations, along with other unanticipated adverse effects, all of which may adversely affect our business, results of operations and financial condition.

We may need additional capital for our future expansion and our leverage profile may change significantly.

To the extent our existing sources of capital are not sufficient to satisfy our existing and future needs, we may have to seek external financing sources. Our ability to obtain additional capital from external sources in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, regulatory considerations, general market conditions for capital raising activities and economic, political and other conditions in jurisdictions where we operate. In particular, future debt financing, if it can be obtained, could include terms that may restrict our financial flexibility or restrict our ability to manage our business freely, which may adversely affect our business and results of operations. In addition, we have completed several overseas acquisitions, including the acquisitions of Bournemouth Collegiate School (“BCS”), St. Michael’s School, Bosworth Independent School (“BIC”) and CATS Colleges Holdings Limited (“CATS”), and may in the future enter into agreements in relation to future overseas acquisitions, some of which may be funded through debt financing by us. In the event that the amount of debt drawn to fund such acquisitions is significant, this could result in a significant change to our leverage profile and financing costs, which could impact our financial position and results of operations in the future. Additional debt financing may also increase our interest expense, leverage and gearing, as well as potentially require us to dedicate a substantial portion of our cash flow from operations to debt servicing. If we fail to repay our debt in a timely manner, we may face risks of default which may also cause our other debt to be accelerated.

If we fail to ramp up our existing schools or successfully launch new schools, our business growth and prospects could be materially and adversely affected.

As of the date of this annual report, we have a network of 80 schools in China and eight overseas schools in the United Kingdom and the United States, 30 of which, including four international schools, seven bilingual schools and 19 kindergartens, are in the ramp-up period which typically follows within the first five fiscal years upon the launch of a new school. Certain of our schools currently in the ramp-up period are operating at a loss. We have dedicated significant resources to expanding our international school business in China. As of the date of this annual report, we have seven international schools in China, among which we have three schools that have been in operation for more than five years as of the date of this annual report, four that were profitable for the 2017 fiscal year, five that were profitable for the 2018 fiscal year and all were profitable for the 2019 fiscal year. We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in these schools, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at schools in a manner that ensures a consistently high quality of education service. For example, our three newly launched kindergartens, eight newly acquired kindergartens, one newly acquired international school and six newly acquired overseas schools in the 2019 fiscal year contributed an increase of 4,866 out of a total increase of 10,059 in student enrollment in the 2019 fiscal year.

As a growth strategy, we seek to continue to expand our school network in the future. We plan to launch schools in collaboration with school development partners, including Country Garden, and on our own. We or our partners may encounter difficulty in procuring the land and obtaining the permits for construction. As the offering of international education programs requires us to meet the relevant accreditation standards and attract and retain teachers qualified to deliver internationally-accredited courses, we cannot assure you that we will be able to apply our experience from the operation of our existing international schools to new schools or that we will be able to obtain the requisite accreditations or recruit a sufficient number of qualified teachers. If we fail to attract students to our existing schools or start new schools with the requisite accreditations and teachers, our business growth and prospects could be materially and adversely affected.

A significant portion of our schools are located in Guangdong province, China, and any significant downturn of the regional economy or adverse changes in the local regulatory regime may materially and adversely affect our business, financial condition and results of operations.

As of the date of this annual report, 44 of our 88 schools are located in Guangdong province, China. Our schools in Guangdong province in aggregate generated 67.6% and 53.8% of our total revenues in the 2018 and 2019 fiscal years, respectively. Our flagship school, Guangdong Country Garden School, alone generated approximately 20.8% and 16.4% of our total revenues in the 2018 and 2019 fiscal years, respectively. We have historically benefited from the rapid economic development of this region. The concentration of our business in Guangdong province, however, exposes us to geographical concentration risks related to this region or the schools located in this region. Any material adverse social, economic or political development or any natural disaster or epidemic affecting this region could negatively affect the disposable income of the families of our current and prospective students and their demand for private education. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

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

Accidents, injuries or other harm may occur at our schools, learning centers or the events we organize, which could negatively affect our reputation and our ability to attract and retain students.

There are inherent risks of accidents or injuries in our business. We could be held liable if any student, employee or other person is injured in any accident or incident at any of our schools, learning centers or the events we organize. Though we believe we have taken appropriate measures to limit these risks, in the event of personal injuries, food poisoning, fires or other accidents or incidents suffered by students or other people, we could nonetheless face claims alleging that we were negligent, that we provided inadequate supervision or that we were otherwise liable for the injuries. In addition, if any of our students, teachers or instructors commits acts of violence or otherwise behaves inappropriately, we could face claims alleging our failure to provide adequate security measures or precautions to prevent such actions. Similar events and allegations may also arise with respect to events we organize, including off-campus gatherings and overseas camp programs. Parents of our students may perceive our facilities or programs to be unsafe, which may discourage them from sending their children to our schools, learning centers or programs. We have historically encountered isolated student-related accidents on our school premises and compensated the injured students. Although we maintain liability insurance, the insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. A liability claim against us or any of our employees could adversely affect our reputation and ability to attract and retain students. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

We may be unable to charge tuition at sufficient levels to be profitable or raise tuition as planned.

Our results of operations are affected in large part by the pricing of our education services. We charge tuition based on each student’s grade level and the programs in which the student is enrolled. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and the fees charged by our competitors. Although we have been able to increase the tuition we charge our students in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services.

The tuition we charge for some of our education programs is subject to regulatory restrictions. The regulatory authorities in China, at both the provincial and local levels, have broad powers to regulate the private education industry in China, including the tuition, room and board fees and other fees charged by schools. We have occasionally encountered difficulty in persuading the local regulatory authorities to approve our tuition increase proposals in the past. In light of the significant increase in tuition and other education related fees in China in recent years, regulatory authorities may impose stricter price controls on education charges generally in the future. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. If the tuition we charge were required to be reduced or were not allowed to increase in line with increases in our costs, or if there are any changes in the regulations which may otherwise negatively affect or restrict our ability to adjust our tuition, our business, financial condition and results of operations may be materially and adversely affected. For example, the local government authorities in implementing the Amended Law may impose additional limits on the tuition and fees our schools charge or prevent us from raising the tuition and fees to our desired levels or at all. For our complementary education services, we have more discretion in determining the tuition, but we cannot guarantee that the current regulatory regime will not change in a manner that may restrict our ability to increase tuition for our complementary education services.

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

We may not be able to renew school operation agreements or maintain favorable fee rates at our existing schools or enter into school operation agreements for new schools on commercially reasonable terms.

Since our inception, we have launched substantially all of our schools in China by collaborating with Country Garden. Our schools have enabled Country Garden to meet the local zoning requirements of associated residential properties and have helped market its residential units to prospective home buyers seeking convenient access to private education.

As of August 31, 2019, substantially all of our schools in China, other than those that did not operate on Country Garden properties, had entered into a three-year school operation agreement with Country Garden. We are in the process of arranging the execution of such school operation agreements with Country Garden for our schools in China established after August 31, 2019. Under these agreements, Country Garden provides the premises and facilities for our schools, while we are responsible for school operation and management. We may also offer preferential placement and favorable tuition rates to Country Garden homeowners. In the 2019 fiscal year, the aggregate amount of tuition discounts was equal to 5.4% of total revenues from our schools in China. If a higher proportion of our students are from families of Country Garden homeowners in the future, the aggregate amount of tuition discounts may increase as a percentage of our revenue. We only recognize the tuition that we actually receive as revenue. However, we cannot assure you that we will be able to renegotiate the contract terms that are commercially acceptable to us with Country Garden when the existing agreements expire. As a result, we may be required by Country Garden to pay fees such as rent to use Country Garden’s school premises and facilities or relocate the affected operations to new locations outside of Country Garden’s school premises and facilities or residential communities, which would require us to pay higher fees for or even purchase the school facilities, and may significantly increase our marketing expenses to attract students from families residing outside Country Garden’s residential communities. Our profitability may decrease if we are unable to pass on the increased costs and expenses to our students by raising tuition without compromising our ability to retain students.

As Country Garden is responsible for ensuring the proper land use type, obtaining the requisite government certifications on construction, environmental assessments, fire control and title certificates and providing utilities including water, heating and power, if Country Garden fails to procure the land use type designated for education-related purposes, obtain such certifications or maintain uninterrupted utility supplies, our operations could be disrupted. If our use of any such properties is challenged by third parties or government authorities, we may be forced to relocate the affected operations and incur significant expenses. We cannot assure you that we will be able to find suitable replacement sites in a timely manner, on terms acceptable to us, or at all. Any protraction for the relocation may also materially interrupt our business operations and result in a loss of student enrollment.

We plan to launch new schools in China in collaboration with school development partners, including Country Garden, and on our own. We cannot assure you that we will obtain leases for school premises or enter into school operation agreements on commercially reasonable terms, or at all. Country Garden has an internal policy that designates us as a preferred school operator partner, under which we are entitled to a right of first refusal on school development projects in connection with its new residential properties. We cannot assure you that Country Garden will faithfully implement this policy or will not amend it, and we do not have any standing to require Country Garden to do otherwise. For new schools we launch in the future, we may not offer tuition discounts to Country Garden homeowners but may be required to pay fees, such as rent, for Country Garden’s school premises and facilities. This may increase our revenues but also cost of revenue at the same time at a different level, which may affect our profit margins.

We have certain property defects relating to our lease of the land occupied by Guangdong Country Garden School, which may adversely affect our operations.

Guangdong Country Garden School is located on a parcel of land of approximately 172,240 square meters, leased pursuant to a 70-year lease agreement, effective since 1994, signed between Guangdong Country Garden School and the local village cooperative. This long-term lease agreement has been registered on the rural collective asset management platform in accordance with the local administrative rules. However, PRC law requires that land parcels be classified according to their specific use type. Although the parcel on which Guangdong Country Garden School is located and which was classified for agricultural use has been converted by the relevant government authorities from agricultural use into a piece of land for construction purpose and upon which the construction and operation of a school can be carried out, we are still unable to obtain the relevant land planning approval, construction planning approval, construction approval, inspection for completion of construction, fire control assessment and title certificates because such formalities for conversion cannot be rectified retrospectively. As a result, we may be subject to fines and may be required to vacate if the facilities are found to fall below the statutory standard for construction. Further, the relevant local authorities could prevent us from continuing to use the land for failing to fulfill the aforesaid formalities and we could be required to give up our school facilities. As of the date of this annual report, we are not aware of any government investigations related to our school facilities. However, if our school facilities are found to fall below the relevant statutory standards, we could be required to relocate Guangdong Country Garden School. Guangdong Country Garden School is our flagship school and alone generated 20.8% and 16.4% of our total revenues in the 2018 and 2019 fiscal years, respectively. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms or at all, and if we are unable to relocate our operations in a timely manner, our operations will be severely interrupted, which may materially and adversely affect our business, result of operations and financial condition.

If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.

Under current PRC laws, all schools are required to offer sufficient government-mandated coursework to students eligible for compulsory education and may supplement their compulsory education with elective coursework. Private schools may offer education programs outside government-mandated curriculum so long as the local education authorities have approved such programs. We offer internationally-accredited courses to our students, primarily in our international schools. We may be deemed to offer insufficient government-mandated coursework to students enrolled in our international programs from grades one through nine. Additionally, we have not obtained the required government approval for providing non-government-mandated coursework in certain schools. Current PRC laws are not clear as to which government examination and approval process is required for such education programs. We make annual filings for our schools to the local education authorities when required, but it is uncertain whether we have satisfied the relevant government approval requirement in relation to government-mandated coursework and non-government mandated programs.

In addition, under current PRC laws, textbooks, including those for non-government-mandated coursework, must be examined and approved by the local education authorities. Eleven of our schools use foreign textbooks without obtaining the required government approval. There is no clear or implemented guideline under the current PRC laws for obtaining such government approval.

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

Furthermore, on June 23, 2019, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Deepening the Reform of Educational Teaching and Thoroughly Enhancing the Quality of Compulsory Education (the “Opinion on Deepening the Reform”), which lays out more stringent requirements for textbooks that are permitted to be used in compulsory education.

It is not entirely clear under current PRC laws what penalties we may be subject to for non-compliant curriculum and textbook practice. The local education authorities have the right to prevent us from offering the non-government-mandated coursework or using the textbooks that have not been approved or permitted. As of the date of this annual report, we are not aware of any government investigation of our curriculum or textbook practices. We cannot guarantee, however, that more stringent rules regulating curriculum and textbook will not be promulgated following the implementation of the Opinion on Deepening the Reform on June 23, 2019. Neither can we assure you that enhancing the leadership of the CCP over private schools according to the State Council Opinions will not lead to more stringent administrative orders on or any penalty against our current practice. We may be ordered by the government to rectify our current practices, which may include ceasing to provide courses that are not government-mandated, if a subsequent government investigation concludes that our practices are not fully compliant with the laws. If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.

Our business and future growth are affected by the residential communities developed by Country Garden.

We have launched, and expect to continue to launch, schools in collaboration with many of the residential properties developed and to be developed by Country Garden, and our business and future growth are, to a considerable extent, affected by Country Garden’s ability to successfully develop and sell residential units in its existing and new property projects. We have experienced slow ramp-up in certain of our schools launched in collaboration with Country Garden. If any of the residential properties developed by Country Garden on which we operate or plan to operate our schools are underpopulated or otherwise unable to develop into substantial communities, the demand for private education in such areas may be lower than anticipated and we may be unable to enroll a sufficient number of students for our schools, which may adversely affect our business and results of operations. We cannot guarantee that we will be able to develop our schools independent of Country Garden’s residential property projects. Seeking partnership with other property developers or procuring properties for construction of school facilities may be time-consuming and capital-intensive and may in turn affect our business growth. In addition, we cannot guarantee that we will be able to cost-effectively attract prospective students to our schools launched in cooperation with other property developers or on our own in a cost-effective manner.

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

One of the principal drivers of the growth of our international schools has been the increasing number of Chinese students who aspire to study abroad, especially in the United States, Australia and the United Kingdom. As such, any adverse changes in immigration policy or political sentiments toward foreigners and immigrants, terrorist attacks, geopolitical uncertainties such as the United Kingdom exiting the European Union and the associated effects, and any international conflicts involving these countries, in particular, economic, political or military tensions, or the emergence of a trade war or news or rumors of the escalation of a potential trade war between China and the United States or a more stringent visa policy towards Chinese students studying in science and technology fields, such as aeronautical engineering, robotics and biomedicine, in the United States, could increase the difficulty for Chinese students to study overseas, or lower the appeal of Chinese students in studying in such countries. Any significant change in admission standards adopted by overseas education institutions could also affect the demand for overseas education by Chinese students.

In addition, any fluctuation in the currency exchange rate could have a negative impact on the translation of Renminbi into other currencies, including U.S. dollars, Australian dollars and British pounds, which may increase the costs of living and tuition for Chinese students studying abroad. The attractiveness of pursuing an education at international schools in China may decrease accordingly, which could adversely affect our business and profitability.

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

In order to provide our education programs or operate our schools, we apply for and maintain various accreditations from curriculum providers and permits from examination boards, such as the IB Organization. To obtain or maintain our accreditations and permits, we must meet standards related to, among other things, performance, governance, institutional integrity, education quality, staff, administrative capability, resources and financial stability, on an ongoing basis. If any of our schools fails to meet these standards, it could fail to obtain or lose its existing accreditations or permits, or be unable to expand its offerings of internationally-accredited curricula that are popular among students and their parents, which could materially and adversely affect our business, results of operations and financial condition.

In addition, we must apply periodically to the local education bureaus and civil affairs bureaus to obtain or renew the permits or licenses to operate our schools and ancillary services, including room and board services and school bus services. While we believe that we will be able to obtain or renew such permits or licenses, we cannot assure you that such permits and licenses will be obtained or renewed in a timely manner, or at all or that new conditions will not be imposed. For example, we are in the process of obtaining certain licenses or permits for eight of our existing schools and renewing certain licenses or permits for five of our existing schools, as of the date of this annual report. Any failure to obtain or renew the required permits or licenses to operate our schools could give rise to administrative penalties including rectification or suspension of operations in noncompliant schools or confiscation of profits derived from noncompliant operations, which could materially and adversely affect our business, results of operations and financial condition.

Competition in the private education market could reduce enrollment at our schools, increase our cost of recruiting and retaining students and teachers and put downward pressure on our tuition and profitability.

We may face competition from other existing or new schools that target the children of affluent local families in the locations in which we operate. Some of our existing and potential competitors may be able to devote greater resources than we can to the development and construction of private schools and respond more quickly to changes in demands of students and their parents, admissions standards, market needs or new technologies. Moreover, our competitors may increase capacity in any of the local markets to an extent that leads to an over-supply of placement positions at private schools and downward pressure on tuition prices. Our existing or potential competitors may also strategically price their tuition lower than ours to attract students and parents. The Amended Law may attract more private school operators to offer non-compulsory education and further increase competition in this market.

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

The future success of our business depends partly on our ability to develop new education services. The planned timing or launch of new education services is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the launch of one or more of our new education services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs.  For further details, see “Item 4. Information on the Company—B. Business Overview—Our Expansions and Investments.” However, we cannot assure you that our students will choose us over third party service providers or that we will be able to successfully integrate such services with our schools and other complementary businesses without expending significant financial resources on marketing and operational optimization. If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.

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

Our business is subject to the risks of international operations.

We have entered into the overseas markets, such as United Kingdom, the United States and Canada, through acquisition of established overseas schools, and we may expand our operations in additional markets and regions in the future. We may have to adapt our business models to the local markets due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and expenses and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions, and the complexity of compliance with the local laws and regulations.

In addition, compliance with applicable Chinese and foreign laws and regulations, such as education laws, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment, and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by us or our employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.

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

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team. We may in the future experience changes in our senior management for reasons beyond our control. In addition, key personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business. We depend upon the services of our senior management team, including our executive vice chairman and former chief executive officer, Mr. Junli He, who collectively has significant experience with our company and within the education industry. If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily or at all. If we cannot attract and retain qualified senior management members, key principals and teaching staff in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

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

We operate substantially all of our schools in China under the brand “Country Garden” and our English proficiency training under “élan.” We also acquired several overseas schools, such as BCS, BIC, St Michael’s School and CATS, which we intend to operate under their current brands. We intend to otherwise promote a unified brand “Bright Scholar” as our corporate image, which represents the entire spectrum of education services we offer. Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands. We may seek to transition our individual brands to “Bright Scholar” in the future if the market responds favorably to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damages.

We cannot assure you that education materials and content used in our schools and programs do not or will not infringe on intellectual property rights of third parties. As of the date of this annual report, we are not aware of any claims for intellectual property infringement with regard to the abovementioned education materials and content. However, we cannot guarantee that third parties will not claim that we have infringed on their proprietary rights in the future. We may also use education materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

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

Unauthorized disclosure of personal data that we collect and retain, whether due to a system failure or otherwise, could damage our business.

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

We could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and providing enhanced protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects and results of operations.

Failures or interruptions in our centralized data management system may adversely affect our operations.

We have established a centralized data management system, the Oracle ERP system, which collects and analyzes group-wide financial, procurement and student admission information and data. We are in the process of gradually refining the features and functionalities of such enterprise resource planning system (“ERP system”) to enhance its efficiency. We are also expanding the application of such ERP system into entities we newly acquired in order to streamline our data and information management system. However, we cannot assure you that such ERP system will not encounter technical failures and interruptions, leading to our management’s failure to timely access accurate key operating data, which may adversely affect our operation. We may encounter compatibility issues when incorporating newly acquired schools into our ERP system, which may compromise the overall accuracy and value of the operating information generated from such ERP system and adversely affect the implementation of our growth strategies as we expand our business and integrate new businesses.

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

We granted share options to purchase a total of 3,557,138 Class A ordinary shares to certain school principals and management team members pursuant to our 2017 Share Incentive Plan (the “2017 Plan”) from 2017 to 2019. We may grant additional share options under the 2017 Plan in the future. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the 2019 fiscal year, we and our independent registered public accounting firm identified one significant deficiency, together with other control deficiencies not identified as significant. The significant deficiency identified relates to lack of comprehensive documentation on assessment on transition and implementation of new accounting standards/pronouncements. In recent years, we have expanded rapidly through acquisitions in China and overseas. For the fiscal year 2019, we have excluded the businesses acquired during the year from our assessment of the effectiveness of internal control over financial reporting as of August 31, 2019. We have implemented and are continuing to implement a number of measures to (1) address our historical material weaknesses, significant deficiency and other control deficiencies not identified as significant, (2) the current significant deficiency and other control deficiencies not identified as significant in our internal control over financial reporting as well as (3) integrate operations, system infrastructure, existing partnership and management philosophies of acquired schools and businesses. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” We cannot assure you, however, that these measures will fully address the significant deficiency, together with other control deficiencies identified, in our internal control over financial reporting or that we will conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified material weaknesses and additional deficiencies. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the 2018 fiscal year. Our management has concluded that our internal control over financial reporting was effective as of August 31, 2019. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Our private education service business is subject to extensive regulations in China. The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, standards of school operations, student recruitment activities, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retrospectively or prospectively.

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

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry, the PRC Ministry of Commerce, or MOFCOM, which regulates foreign investments, the Civil Affairs Bureau, which regulates the registration of schools, and SAIC, which regulates the registration of for-profit schools, would have broad discretion in imposing fines or punishments upon us for such violations, including:

•                  revoking the business and operating licenses of our group and/or our affiliated entities;

•                  discontinuing or restricting any related-party transactions between our group and our affiliated entities;

•                  imposing fines and penalties, or imposing additional requirements for our operations with which we, or our affiliated entities may not be able to comply;

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

As of August 31, 2019, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of BGY Education Investment and our schools and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from BGY Education Investment and our schools and subsidiaries, we may not be able to consolidate BGY Education Investment and our schools and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or BGY Education Investment or our schools or subsidiaries.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (“Foreign Investment Law”), which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under PRC Laws. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our business, results of operations or financial position.

We rely on contractual arrangements with BGY Education Investment and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with BGY Education Investment and its shareholders, including Ms. Meirong Yang, one of our largest shareholders, to operate our private education business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of our affiliated entities accounted for 82.0% of our total revenues in the 2019 fiscal year. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over BGY Education Investment and our schools. Any failure by our affiliated entities, including BGY Education Investment and our schools controlled and held by BGY Education Investment, and the shareholders of BGY Education Investment, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

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

Our largest shareholders may have potential conflict of interest with us and not act in the best interests of our company.

Ms. Meirong Yang is the controlling shareholder and a director of BGY Education Investment. She and Ms. Huiyan Yang are also the largest shareholders of our company. We cannot assure you that Ms. Meirong Yang and Ms. Huiyan Yang will always act in the best interests of our company. In addition, Ms. Meirong Yang owes duties of loyalty and diligence to BGY Education Investment as its director pursuant to PRC law. However, she does not owe a fiduciary duty to our company as she is not an officer or director of our company. We provide no incentives to encourage Ms. Meirong Yang to act in our best interest in her capacity as the shareholder of our affiliated entities. We rely on Ms. Meirong Yang to comply with the terms and conditions of the contractual arrangements. Although Ms. Meirong Yang is obligated to honor her contractual obligations with respect to our affiliated entities, she may nonetheless breach or cause our affiliated entities to breach or refuse to renew the existing contractual arrangements which allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Ms. Meirong Yang does not honor her contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in BGY Education Investment to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of BGY Education Investment, we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our public offerings and other financing activities to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of our initial public offerings and other financing activities as an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. For details on our use of offering proceeds, see “Item 14—Use of Proceeds.”

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

In addition, on March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), which came into effect from June 1, 2015.  The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in China unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. Furthermore, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital in domestic equity investment. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation of prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If our affiliated entity requires financial support from us or our wholly owned subsidiary in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

On February 13, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (“Circular 13”), which was implemented on June 1, 2015.  Pursuant to Circular 13, the registration of existing equity is required in lieu of annual foreign exchange inspection of direct investment. Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investments.

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

The majority of our operations are conducted in China, and a significant portion of our revenues are derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business. For example, under the former Law on the Promotion of Private Education, as amended on June 29, 2013 and on December 29, 2018, and its implementation rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the current PRC laws and regulations provide no clear guideline for determining “reasonable returns.” In addition, the current PRC laws and regulations do not set forth any different requirements for the management and operation of private schools that elect to require reasonable returns as compared to those that do not.

On September 1, 2017, the Amended Law came into effect, under which the concept “reasonable returns” is no longer applicable and a private school should elect to be either a for-profit school or a non-profit school. Sponsors of for-profit schools may obtain operating profits, while sponsors of non-profit schools may not. As the implementation rules for the Amended Law are not yet available as of the date of the annual report, it remains uncertain how the relevant government authorities will implement the new laws and how long the grace period will be.

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

Under the former Law on the Promotion of Private Education, as amended on June 29, 2013 and on December 29, 2018, and its implementing rules as promulgated on March 5, 2004, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The implementing rules provide that private schools not requiring reasonable returns are eligible to enjoy the same preferential tax treatment as public schools and that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard.

Preferential tax treatments granted to us by local government authorities are subject to review and may be adjusted or revoked at any time in the future. For example, our schools located in Changsha have historically elected not to require reasonable returns, and had enjoyed tax preference policies for enterprise income tax and business tax prior to January 1, 2018. In addition, two of our affiliate entities in Sichuan enjoy preferential enterprise income tax treatments. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. The Amended Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Law, sponsors of private schools may elect to register their schools as either non-profit or for-profit, with the exception that private schools in compulsory education must be registered as non-profit private schools. Pursuant to such Amended Law, non-profit private schools will be entitled to the same tax benefits as public schools, but taxation policies for for-profit private schools are still unclear. However, it is unclear how the Amended Law and its potential implementation rules would impact the tax treatment applicable to our schools and whether our schools would enjoy any preferential tax treatment in the future. Any negative development could have a material adverse effect on our business, financial condition and results of operations.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non -PRC shareholders.

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

In addition, the State Administration of Taxation issued a bulletin on January 29, 2014 to provide more guidance on the implementation of Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of resident enterprise with the local tax authorities where its main domestic investors are registered.

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

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside China. In addition, in the event that any of our PRC subsidiaries liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside China to our overseas subsidiary holding its equity interest. Furthermore, in the event that BGY Education Investment liquidates, our PRC subsidiary, Zhuhai Bright Scholar, may, pursuant to the power of attorneys respectively executed by Ms. Meirong Yang and Mr. Wenjie Yang, require BGY Education Investment to pay and remit the proceeds from such liquidation to Zhuhai Bright Scholar. Zhuhai Bright Scholar then may distribute such proceeds to us after converting them into foreign currency and remit them outside China in the form of dividends or other distributions. Once remitted outside China, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

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

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect interests in our company either have completed the necessary registrations or are in the process of updating their necessary registration, with SAFE as required by Circular 37. However, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

Our independent registered public accounting firm issues audit report included in this annual report filed with the Securities and Exchange Commission, or SEC. As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and the PCAOB will take and its impact on Chinese companies listed in the United States.

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

If the settlement reached between the SEC and the big four PRC-based accounting firms, including the Chinese affiliate of our independent registered public accounting firm, concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the US, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC.  On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e., the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the prices and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs. All of our outstanding ADSs are freely transferable without restriction or additional registration under the Securities Act. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. Such sales also might make it more difficult for us to sell in the future at a time and price that we deem appropriate.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

As of December 15, 2019, Ms. Meirong Yang and Ms. Huiyan Yang together beneficially own 92.45% of the aggregate voting power of our company, and Mr. Junli He beneficially own 6.49% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management And Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He have considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We declared a cash dividend of US$0.10 per ordinary share on September 18, 2019. We do not currently expect to pay additional cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the senior notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may not have the ability to raise the funds necessary to repurchase the senior notes upon a change of control triggering event (as defined in the relevant note documents), and our future debt may contain limitations on our ability to repurchase the senior notes.

We will have to make an offer, and the holder of the outstanding senior notes will have the right to accept such offer, to repurchase their senior notes upon the occurrence of a change of control triggering event (as defined in the relevant note documents) at a repurchase price equal to 101% of the principal amount of the senior notes to be repurchased, plus accrued and unpaid interest. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefor. In addition, our ability to repurchase the senior notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase senior notes at a time when the repurchase is required by the relevant note documents would constitute a default under such documents. A default under the relevant note documents or the fundamental change itself could also lead to a default under agreements governing any future indebtedness. If the repayment of any future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the senior notes.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended August 31, 2019, and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future.

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

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we are or will be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we retain significant amounts of liquid assets, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. The majority of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Under the rules of the NYSE, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NYSE rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. In April 2017, Ms. Huiyan Yang and Ms. Meirong Yang entered into an acting-in-concert agreement by which Ms. Huiyan Yang agrees with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. Ms. Huiyan Yang and Ms. Meirong Yang are also joint settlors and members of the two-person investment committee of Yeung Family Trust V, which holds 1.68% of the outstanding Class A ordinary shares and 93.49% of the outstanding Class B ordinary shares as of December 15, 2019. As a result, Ms. Huiyan Yang and Ms. Meirong Yang collectively are the beneficial owners of a majority of the voting power of our issued and outstanding share capital as of December 15, 2019. Therefore, we qualify as a “controlled company” under the rules of the NYSE. We have elected to rely on certain exemptions under the NYSE rules available to controlled companies, including the exemption from having a majority of our directors be independent, and may continue to elect to do so as long as we remain a controlled company. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                                    History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business primarily through our subsidiaries and affiliated entities in China, the United Kingdom, the United States and Canada. As of the date of this annual report, we have a network of 80 schools in China that cover K-12 education and a number of learning centers for after-school programs through certain contractual arrangements with BGY Education Investment, which in turn controls and holds these schools and learning centers. As of the date of this annual report, we operate eight overseas schools and ten language training institutions, which we may also refer to as international language schools, through Bright Scholar (UK) Holdings Limited, a wholly owned subsidiary of ours. We trace our history back to the founding of Guangdong Country Garden School, our first private school, in 1994. Over the past two decades, we have launched and acquired a number of schools and complementary education services in China, the United Kingdom, the United States and Canada.

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

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations prohibit foreign ownership of companies and institutions from providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a wholly foreign-owned enterprise and currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in our domestic schools.

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

Ms. Meirong Yang is one of our founders and a relative of Ms. Huiyan Yang, our chairperson. Mr. Wenjie Yang is Ms. Meirong Yang’s business partner. We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Zhuhai Bright Scholar. We have combined and consolidated the results of our affiliated entities in our combined and consolidated financial statements included elsewhere in this annual report in accordance with U.S. GAAP. The contractual arrangements were executed and became effective on January 25, 2017. As of the date of this annual report, we are in the process of arranging the execution of Rights and Obligations Assumption Letters for our domestic schools newly launched and acquired in 2019 fiscal year. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

We have been advised by our PRC legal counsel that the contractual arrangements among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang as the shareholders of BGY Education Investment are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect. If our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us the effective control over our affiliated entities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with BGY Education Investment and its shareholders for our operations in China, which may not be as effective in providing control as director ownership.”

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements that establish the structure for operating our education services business in China do not comply with relevant PRC government restrictions on foreign investment in the education services industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

If we are unable to maintain effective control over our affiliated entities, we will not be able to continue to consolidate the financial results of our affiliated entities into our financial results. The revenue contribution of our affiliated entities accounted for 99.4% of our total revenues in the 2017 fiscal year, 94.4% of our total revenues in the 2018 fiscal year, and 82.0% of our total revenues in the 2019 fiscal year. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, pursuant to which we provide service to our schools in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual schools before determining the amount we collect from each school. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves and each private school in China is required to allocate a certain amount to its development fund prior to payments of dividend. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in their net assets for such purposes. See “—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

In April 2018, our board approved a share repurchase program (the “2018 Share Repurchase Program”) to repurchase up to US$100.0 million worth of our outstanding ADSs within 12 months. The 2018 Share Repurchase Program has expired on April 30, 2019 and as of such date, we had repurchased 6,679,183 of our outstanding ADSs for an aggregate purchase price of approximately US$77 million, pursuant to the 2018 Share Repurchase Program. In September 2019, our board approved a share repurchase program to repurchase up to US$30.0 million worth of our outstanding ADSs within 12 months. As of December 15, 2019, we have repurchased 36,138 of our outstanding ADSs for an aggregate purchase price of US$0.3 million pursuant to the new share repurchase program.

In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31,2022 at an issue price of 100.0% in reliance on Regulation S under the Securities Act. We listed such senior notes on the Stock Exchange of Hong Kong Limited by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) only.

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

B.                                    Business Overview

We are a global premier education service provider operating K-12 schools and complementary education services in China and overseas, and we were the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of August 31, 2019, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. We also complement our international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. We established one of the first private schools in China in 1994 and have since expanded our network to operate 80 schools as of the date of this annual report covering the breadth of K-12 academic needs of our students across ten provinces in China. As part of our global expansion plan, we have been actively exploring mergers and acquisition opportunities abroad to expand our global school network, targeting quality K-12 private education providers and reputable schools in our targeted overseas countries and jurisdictions where students of our domestic school network would normally be interested in pursuing or continuing their education. As of the date of this annual report, we have eight overseas school located in the United Kingdom and the United States. During the 2019 school year, we had an average of 46,738 students enrolled at our schools, representing an increase of 121.7% from an average of 21,084 students enrolled during the 2015 school year. Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling BGY Education Investment, our affiliated entity which controls and holds our domestic schools, through certain contractual arrangements, and indirectly holding Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools.

Our business includes domestic K-12 schools, overseas schools and complementary education services. Our schools for domestic K-12 education services consist of international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula at our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level. We are also one of the first school operators in China accredited to administer the full set of IB curricula, including its Primary Years Program, Middle Years Program, and Diploma Program. Our bilingual schools place a specific emphasis on developing our students’ English language proficiency and non-academic skillsets, offering elective classes in sports, arts and community service programs. Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ future studies. In addition, as a global premier education provider, we have built our global presence primarily through acquiring established overseas schools and language training institutions in countries such as the United Kingdom, the United States and Canada. We also offer a range of complementary education services, primarily including camp programs, after-school programs, through our network of learning centers in China, as well as international education consulting services.

Our schools have effectively enhanced our students’ academic performance. Approximately 93.4% of the 2019 graduating class enrolled in our Diploma Program, Advance Placement or A-level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Cambridge, University of Oxford, The University of Chicago, New York University, University of Toronto, The University of Sydney. Students in our 2019 graduating class have received more than 750 offers in total from global top 50 institutions by the same ranking as of August 31, 2019. We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 82.1% of our graduating students from our bilingual schools were admitted into top local high schools in the 2019 fiscal year. Approximately 86.2% and 92.4% of the 2019 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, respectively, were admitted into the top local high schools.

The effectiveness of our education, along with our state-of-the-art facilities, student- and parent-centric support services and our brand recognition, allow us to command premium pricing. The average tuition of our domestic K-12 schools for the 2019 school year was significantly higher than that of overall K-12 private schools in China, according to the Frost & Sullivan Report.

We collaborate closely with Country Garden, a related party of ours and a leading developer of residential properties in China, which has allowed us to operate a highly scalable business model and launch greenfield schools with significantly lower upfront capital expenditures. Substantially all of our existing domestic K-12 schools were developed in cooperation with Country Garden’s residential property projects, allowing Country Garden to meet local government requirements and the market needs for education facilities and services in its residential communities. The demand for convenient access to quality education from Country Garden’s homeowners, who are relatively affluent families, provides a large pool of students for our domestic K-12 schools, and at the same time drives sales of residential units in the vicinity of our schools. We believe we will continue to benefit from this synergistic relationship as we expand our school network in China.

We have experienced substantial growth in recent years. Our revenue increased from RMB1,328.4 million in the 2017 fiscal year to RMB1,718.9 million in the 2018 fiscal year, and further to RMB2,563.0 million (US$358.2 million) in the 2019 fiscal year, representing a CAGR of 38.9%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. See “—Centralized Management.” We had net income of RMB191.8 million, RMB248.9 million and RMB252.8 million (US$35.3 million) in the 2017, 2018 and 2019 fiscal years, respectively. We use adjusted net income, which excludes share-based compensation and amortization of intangible assets, in evaluating our ongoing results of operations. Our adjusted net income was RMB194.3 million, RMB284.6 million and RMB327.7 million (US$45.8 million) for the 2017, 2018 and 2019 fiscal years, respectively. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results-Results of Operations—Non-GAAP measures” for details.

Our Domestic K-12 Schools

We offer education programs that cover K-12 education and integrate internationally-accredited curricula, government-mandated curricula and extracurricular activities that aim to develop well-rounded individuals through a network of 80 schools in ten provinces in China as of the date of this annual report. We divide our schools in China broadly into international schools, bilingual schools and kindergartens.

•                  International schools. As of the date of this annual report, we have seven international schools in China, which focus on internationally-accredited curricula and offer extracurricular activities and programs that aim to develop well-rounded individuals.

•                  Bilingual schools. As of the date of this annual report, we have 15 bilingual schools in China, which provide government-mandated curricula. Our bilingual schools place an emphasis on developing students’ English proficiency and well-rounded individuals.

•                  Kindergartens. As of the date of this annual report, we have 58 kindergartens in China, including 11 kindergartens that deliver international curricula.

During the 2019 school year, we had an average of 44,224 students enrolled and employed an average of 5,007 teachers and instructors at our domestic K-12 schools. We have grown rapidly during the past three years, supported by strong demand for quality education in China and favorable policies promulgated by the PRC government and the nationwide expansion of Country Garden’s residential communities. The following table sets forth the average number of students enrolled at our domestic K-12 schools for the period indicated.

	2017 school year	2018 school year	2019 school year
Domestic K-12 schools
International schools	6,283	7,366	9,350
Bilingual schools	13,189	15,620	18,132
Kindergartens	10,275	13,693	16,742
Total	29,747	36,679	44,224

An important element of our schools in China is to provide an immersive bilingual learning environment, with our English teachers and English-speaking staff. To help students master the English language, we design our English courses according to the specific linguistic needs of the students at each grade level, building their English language skills from kindergarten to high school.

Our domestic K-12 schools are also committed to developing well-rounded students. As a private school operator, we have more flexibility in offering courses based on students’ learning needs and in response to popular student and parent demand. We offer a broad range of courses, and students at our international schools may choose an individualized combination of courses. Some of the courses we offer, such as calligraphy, dance, debate and music, emphasize creativity, critical thinking and a deeper appreciation of traditional Chinese and international culture. Our domestic K-12 schools also offer students the opportunity to participate in a variety of after-school programs and club events, including sports and life skills development programs, such as first aid and disaster drills, to supplement classroom learning. This provides our students with opportunities to fully explore and pursue their individual interests and potential.

Our coverage of K-12 education allows us to instill our educational philosophy from the starting point of a student’s academic career. For our schools that cover the full spectrum of K-12 education, we believe we are able to minimize the need for our students to adapt for teaching methodologies and learning environments they may encounter when moving to the next level of education.

Most of our international and bilingual schools have boarding facilities, which allows students to focus on their studies and experience living independently before attending universities and allows us to recruit students from beyond Country Garden’s residential communities. While substantially all of our domestic K-12 schools are located within or in the vicinity of the residential communities developed by Country Garden, students from families that have not purchased property from Country Garden are increasingly attracted by our reputation for quality education. Approximately 55.7% of our students enrolled in the bilingual and international schools established by us as of August 31, 2019 came from families who do not own Country Garden properties. All of our domestic K-12 schools also feature a comprehensive suite of sports and education facilities and on-campus catering facilities.

Our international schools

As of the date of this annual report, we have seven international schools in six provinces across China, including Guangdong, Jiangsu, Hunan, Guizhou, Hubei and Gansu. Our international schools offer a broad range of internationally-accredited education programs to accommodate the individual needs of our large student base seeking to pursue higher education overseas. Driven by the increasing appreciation for the quality of higher education overseas and our commitment to providing quality education, our international programs have proven to be an attractive option to an increasing number of Chinese students and their parents, allowing us to charge a premium in tuition compared to other international schools targeting Chinese students.

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

Applicable
Accreditation Institution	Program	Grades
IB Organization	Primary Years Program	1-5
	Middle Years Program	6-10
	Diploma Program	11-12

Cambridge International Examinations	IGCSE	9-10
	A-Level	11-12

U.S. College Board	Advanced Placement	9-12

NCC Education	International Foundation Year	11-12

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

The number of students enrolled at our international schools have increased rapidly in the last three school years, from an average of 6,283 for the 2017 school year to 9,350 in the 2019 school year. Students in the 2019 graduating class at our international schools were accepted to top colleges and universities in countries and regions such as the United Kingdom, the United States, Ireland, Switzerland, France, Canada, Australia, New Zealand, Singapore and Hong Kong. Approximately 93.4% of the 2019 graduating class enrolled in our Diploma Program, Advance Placement and A-Level curricula who applied for overseas universities were admitted into global top 50 institutions, ranked by either the QS World University Rankings or U.S. News, including University of Oxford, University of Cambridge, The University of Chicago, New York University, University of Toronto, and The University of Sydney. As of August 31, 2019, students in our 2019 graduating class have received more than 750 offers in total from global top 50 institutions by the same rankings.

The following table sets forth certain information about each of our international schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2018 school year	Average number of students enrolled during the 2019 school year	Capacity as of September 1, 2019
Guangdong Country Garden School	Shunde, Guangdong province	1994	1-12	3,562	3,987	3,940
Jurong Country Garden School	Jurong, Jiangsu province	2013	1-12	1,347	1,542	2,950
Ningxiang Country Garden School	Changsha, Hunan province	2014	1-12	490	745	2,100
Country Garden Silver Beach School	Huizhou, Guangdong province	2015	1-12	740	898	3,000
Huaxi Country Garden International School	Guiyang, Guizhou province	2015	1-9	385	468	798
Lanzhou Country Garden International School	Lanzhou, Gansu province	2016	1-12	842	1,356	2,472
Wuhan Sannew American Middle School*	Wuhan, Hubei province	2016	7-12	N/A	354	1,200
Total				7,366	9,350	16,460

* In May 2019, we acquired an 80% equity interest in Sannew Education, which operates a private boarding school in Wuhan, namely Wuhan Sannew American Middle School.

Guangdong Country Garden School (广东碧桂园学校)

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

Our students in this school are regular winners of national and international competitions. During the 2019 school year, one of our students scored in the top 5% in the American Mathematics Competition, Canadian Mathematics Competition and Canadian Computer Science Competition, one won a gold award in American Biology Olympic Competition and British Biology Olympic Competition, and one student scored in the top 5% in the University of Waterloo’s Chem 13 News Exam. Among our 2019 graduating class enrolled in our Diploma Program, A-level or AP curricula at this school who applied for overseas universities, approximately 95.4% of them were admitted into top 50 universities, as ranked by either the QS World University Rankings or the U.S. News.

Jurong Country Garden School (句容碧桂园学校)

Founded in 2013, Jurong Country Garden School, our first international school outside Guangdong province, obtained authorization from the IB Organization to offer all three IB-accredited programs within three years of its establishment. The school is also authorized to offer IGCSE and A-Level courses and International Foundation Year courses. Among our 2019 graduating classes enrolled in our Diploma Program, A-Level or AP curricula at this school, who applied for overseas universities, approximately 80.0% of them were admitted into top 50 universities, as ranked by either the QS World University Rankings or the U.S. News.

Other international schools

Since 2014, we have established four international schools and acquired one international school, namely Ningxiang Country Garden School, Country Garden Silver Beach School, Huaxi Country Garden International School, Lanzhou Country Garden International School and Wuhan Sannew American Middle School. We have replicated, and intend to continue to replicate, the success of Guangdong Country Garden School by leveraging the collective expertise and experiences accumulated by the teachers and management at Guangdong Country Garden School over the years. We believe the ample demand for international education, our education service quality, know-how and brand position us well to continue to ramp up the operation of each of these schools.

Our bilingual schools

As of the date of this annual report, we have 15 bilingual schools in five provinces in China. Our bilingual schools teach government-mandated curricula with an emphasis on English proficiency development. We supplement our academic offerings with activities for the well-balanced development of our students, such as arts-related and life skills building classes or club events, which are not generally available in public schools. The students enrolled at our bilingual schools have increased rapidly in the last three school years, from an average of 13,189 for the 2017 school year to an average of 18,132 in the 2019 school year.

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

The following table sets forth certain information about each of our bilingual schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2018 school year		Average number of students enrolled during the 2019 school year	Capacity as of September 1, 2019
Huanan Country Garden School	Guangzhou (Panyu), Guangdong province	2002	1-9	2,890		2,986	2,848
Phoenix City Bilingual School	Guangzhou (Zengcheng), Guangdong province	2003	1-9	3,887		4,306	4,438
Country Garden Huacheng School	Shunde, Guangdong province	2003	1-9	1,149		1,208	1,116
Country Garden Venice Bilingual School	Changsha, Hunan province	2007	1-9	1,714		1,813	1,728
Wuyi Country Garden Bilingual School	Jiangmen, Guangdong province	2009	1-9	807		922	1,008
Heshan Country Garden School	Heshan, Guangdong province	2010	1-9	1,309		1,246	1,296
Wuhan Country Garden School	Wuhan, Hubei province	2011	1-6	465		722	840
Zengcheng Country Garden School	Guangzhou (Zengcheng), Guangdong province	2013	1-9	1,049		1,311	1,512
Country Garden Experimental School**	Shunde, Guangdong province	2015	1-9	994		1,226	1,080
Laian Country Garden Foreign Language School	Chuzhou, Anhui province	2015	1-9	301		501	768
Taishan Country Garden School	Jiangmen, Guangdong province	2015	1-9	506		646	1,944
Chuzhou Country Garden Foreign Language School	Chuzhou, Anhui province	2017	1-9	113		240	960
Shaoguan Country Garden Foreign Language School	Shaoguan, Guangdong province	2017	1-9	137		454	1,296
Kaiping Country Garden School	Jiangmen, Guangdong province	2017	1-6	134		363	1,080
Shenghua Country Garden Bilingual School	Baoding, Hebei province	2017	1-9	107		188	1,296
Total				15,562	*	18,132	23,210

*      We ceased operations of Huaian Country Garden Tianshan Bilingual School, whose average student number during 2018 school year was 58.

**   Country Garden Experimental School was previously known as Country Garden Panpuwan School.

We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 82.1% of graduating students from our bilingual schools have been accepted into top high schools in their respective regions in the 2019 school year. Approximately 86.2% and 92.4% of the 2019 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools, respectively.

Our kindergartens

As of the date of this annual report, we have 58 kindergartens in ten provinces across China. A significant portion of our kindergartens are built adjacent to our primary, middle and high schools to share certain education resources and facilities and provide potential student sources to our schools. Our kindergartens are generally smaller in size compared with our international and bilingual schools. In the 2019 school year, our kindergartens had an average of 16,742 students.

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

Our Overseas Schools

As of the date of this annual report, we have an overseas school network of eight schools, including seven schools in the United Kingdom and one in the United States, with an average of 2,514 enrolled students for the 2019 school year. As a global premier education provider, we have built our global presence primarily through overseas acquisition of schools and education services in countries such as the United Kingdom, the United States and Canada.

In December 2018, we acquired BCS, an established independent school located in the United Kingdom. BCS offers day and boarding education from two to 18 years of age, and has a strong global inclusive philosophy based on a traditional UK education.

In July 2019, we acquired CATS, which operates five overseas schools and ten language training institutions across the United Kingdom, the United States and Canada. In addition, we granted a third party the right to use the brands “CATS” and “Cambridge School of Visual & Performing Arts” for the operation of two campuses in Shanghai, China.

In September 2019, we acquired St. Michael’s School and BIC located in the United Kingdom. St. Michael’s School offers day and boarding education from three to 18 years of age, comprising predominantly day students and boarders from more than 16 countries. BIC provides independent boarding education to pupils from the United Kingdom and other countries from 13 to 19 years of age.

The following table sets forth certain information about each of our overseas schools.

Name*	Location	Acquisition Time	Average number of students enrolled during the 2018 school year	Average number of students enrolled during the 2019 school year	Capacity as of September 1, 2019
Bournemouth Collegiate School	the United Kingdom	December 2018	—	598	707
CATS London	the United Kingdom	July 2019	—	236	400
CATS Cambridge	the United Kingdom	July 2019	—	398	525
CATS Canterbury	the United Kingdom	July 2019	—	464	500
CATS Academy Boston	the United States	July 2019	—	441	700
Cambridge School of Visual & Performing Arts	the United Kingdom	July 2019	—	377	525
Total				2,514	3,357

* We had not closed the transactions to acquire St. Michael’s School and BIC as of September 1, 2019.

Our Complementary Education Services

We provide complementary education services to students from our schools and others. These complementary education services further enhance students’ overall learning experience and generate synergies with our school operations.

Camp programs

We have organized summer and winter camp programs in certain countries, including the United Kingdom, the United States and Australia. We also offer summer school programs, which are more rigorous and allow our participants to study for specific courses or prepare for standardized tests. These summer and winter camp programs are primarily offered to students enrolled at our domestic K-12 schools, but are also open to other students. During the summer of 2019, a total of 1,370 students participated in our overseas camp programs.

As of the date of this annual report, we have developed business collaborations with a number of overseas universities and high schools as the local hosts of our camps or summer school programs. We work together with our partners to design programs and activities to improve the participants’ English communication skills, expand their knowledge and develop a familiarity with college environments and international cultures.

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

In addition to overseas camps, we have launched our domestic camp programs by opening our first campground, Lake Forest Camp, in Huizhou, Guangdong province at the beginning of 2019. Taking full advantage of its outdoor adventure facilities, we provide different kinds of activities on the land and in the water, which encourage personal growth, team cooperation and leadership. Lake Forest Camp targets students from both our own schools and schools outside our network. In June 2019, we acquired a 25% equity interest in Start Camp Education (“Start Camp”). Start Camp provides one-stop solution in camp layout and program design for education department of local governments, education groups and real estate developers. We plan to launch our new camp programs in Shanghai and Yangjiang, Guangdong province in May 2020. In the future, we plan to launch more domestic summer and winter camp programs, which will target students enrolled in our schools as well as students outside our network and feature STEAM activities, i.e., activities related to science, technology, engineering, art and math.

After-school programs

English proficiency training

We offer English proficiency development courses to children aged from five to 15 through a network of 19 learning centers located in Beijing, Shanghai and Guangdong province, China under the brand of “élan.” Our goal is to help children improve their general English proficiency. To this end, we have adopted a holistic language learning approach, which immerses children in an English-speaking environment and requires them to think, learn and communicate with the mindset of native speakers. Our learning centers are staffed only by native English speakers as instructors and are equipped with libraries containing age-appropriate English-language books and audio materials suited to English learners of different proficiency levels. In the 2019 school year, we had an average of 102 instructors in our learning centers. In the 2019 fiscal year, we had an average student enrollment of 4,573 for English proficiency training.

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

As of the date of this annual report, we have also strategically invested in the acquisition of equity interest in Hangzhou Impression Arts Training Co., Ltd. (“Hangzhou Impression”), a Zhejiang-based art training institution, to supplement the extracurricular programs we offer. See “—Our Expansions and Investments.”

Education Consulting Services

We offer education consulting services to better serve our students in and outside of our network of schools. As of the date of this annual report, we have strategically invested in the acquisitions of equity interests in several providers of education consulting services, including Can-achieve (Beijing) Education Consulting Co., Ltd. (“Can-achieve”), FGE Holdings Limited and its subsidiaries (“FGE”) and Chengdu Yinzhe Education and Technology Co., Ltd. (“Chengdu Yinzhe”). See “—Our Expansions and Investments.” Through these strategic acquisitions, we are able to provide a comprehensive range of services covering K-12 education as well as consulting services from application to overseas universities and teaching institutions and education mentoring services for career placements, which we believe will drive our future growth.

Schools under development

We intend to expand our global school network with a particular emphasis on developing international schools in selective areas in China as well as overseas schools in global select markets. When determining a new school location, we generally consider factors such as potential demand for quality private education, demographic background of prospective students and their families, household income level, level of local government support, availability of suitable sites and existing market competition.

We generally favor new domestic schools located within the residential communities developed by Country Garden to achieve cost savings and synergies in land procurement, facilities construction, marketing and student acquisition. Based on its residential property development plans, Country Garden has plans to develop several hundred sites in the next few years, presenting us with a large number of potential opportunities for expanding our domestic school network. We may also enter into agreements with third-party partners to expand our domestic school network. Under such agreements, we are primarily responsible for the day-to-day operation of the schools, and our partner is primarily responsible for land procurement and facilities construction.

The following flowchart sets forth the major steps involved in launching a school with a partner.

As substantially all of our existing domestic K-12 schools were established within or in the vicinity of Country Garden’s residential communities, the sales of Country Garden’s residential units have had an impact on the number of students enrolled at our schools. The number of residents typically increases within the first two to three years after the completion of Country Garden’s residential property development, and correspondingly, a school usually takes up to several years to ramp up its utilization rate and build its reputation.

We have launched two kindergartens, and acquired one kindergarten and two overseas schools in the 2020 fiscal year as of the date of this annual report, and expect to launch another four kindergartens before the end of the 2020 fiscal year.

Centralized management

We have established a centralized management system for our domestic school network, through which we manage and oversee certain aspects of our schools across our network, including school administration, supply procurement and sharing and development of teaching resources, to support and facilitate management of our schools as well as to ensure consistency in the quality of our education. For our overseas operations, we are in the process of establishing a center of excellence to centralize certain functions of management such as finance and IT, and will further progress into other areas including human resources, procurement, marketing and admissions.

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

Our Expansions and Investments

In January 2016, we acquired élan, an English proficiency training business. In March 2018, we acquired a 75% equity interest in Wuhan Qiaosheng Education Investment Co., Ltd. and its subsidiaries (“Xinqiao”), which manages five kindergartens with a total capacity of 1,800 students in Hubei province. In March 2018, we acquired an additional 49% equity interest in Can-achieve to supplement our test preparation and college counseling business to improve our students’ university admission results. As of the date of this annual report, we hold a total of 70% equity interest in Can-achieve. In June 2018, we acquired a 75% interest in FGE, which is primarily engaged in providing study-abroad consulting services. In December 2018, we acquired a 75% equity interest in Chengdu Yinzhe, which is primarily engaged in offering online career and education mentoring services to overseas Chinese students under the brand of “DreambigCareer.” In December 2018, we acquired BCS in the United Kingdom, which offers day and boarding education from ages two to 18. In March 2019, we acquired an 85% equity interest in Heze Qiqiaoban Education Technology Limited Company (“Qiqiaoban”), a company that manages a chain of eight kindergartens in Shandong province. In March 2019, we purchased a 70% equity interest in Hangzhou Impression, a Zhejiang-based art training institution. In May 2019, we acquired an 80% equity interest in Wuhan Sannew Education Development Co. Ltd. (“Sannew Education”), which operates a private boarding school in Wuhan. In June 2019, we acquired a 25% equity interest in Start Camp, which provides one-stop solution in camp layout and program design for education department of local governments, education groups and real estate developers in China. In July 2019, we acquired CATS, which operates five overseas schools and ten language training institutions across the United Kingdom, the United States and Canada. In September 2019, we acquired St. Michael’s School and BIC located in the United Kingdom. We plan to continue to make strategic investments into and acquisitions of overseas schools and complementary businesses to better serve our students and drive our future growth.

In addition to expansion through acquisitions, in September 2018, we also entered into a partnership agreement with third-parties to establish an investment fund under which we agreed to invest a total of RMB999.8 million in promoting the establishment and operations of K-12 education centers, bilingual schools and international schools. We controlled and consolidated the partnership since its establishment. As of the date of this annual report, we have invested approximately RMB100.0 million pursuant to the partnership agreement.

Our Students

Student admission

Our students enrolled in our domestic K-12 schools are primarily Chinese nationals from relatively affluent families and aspire to pursue the next level of education overseas or gain a competitive advantage from bilingual education. Since substantially all of our domestic K-12 schools were launched within or in the vicinity of the residential communities developed by Country Garden, our recruitment efforts were initially targeted at students from families who were Country Garden’s homeowners. As we have gradually forged a reputation for providing quality education through a proven track record of success over the years, we frequently attract prospective students from outside of Country Garden properties, largely through word-of-mouth referrals and marketing efforts. Approximately 55.7% of our students enrolled in our bilingual and international schools as of August 31, 2019 came from families who do not own Country Garden properties. We believe that our schools are attractive to prospective students and their parents due to our reputation and the quality and breadth of our education programs.

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

Student performance

Approximately 93.4% of the 2019 graduating class of our domestic K-12 schools who were enrolled in our Diploma Program, Advance Placement or A-Level curricula and applied for overseas universities were admitted into the global top 50 institutions, ranked by either the QS World University Rankings or U.S. News, including University of Oxford, University of Cambridge, The University of Chicago, New York University, University of Toronto, and The University of Sydney. Students in our 2019 graduating class have received 751 offers in total from global top 50 institutions by the same ranking as of August 31, 2019. Our 2019 graduating students of our domestic K-12 schools were admitted by 185 top institutions which are located in over ten countries or regions, including the United States, the United Kingdom, Ireland, Australia, New Zealand, Canada, Switzerland, France, Singapore and Hong Kong, of which over 36.2% are U.S.-based institutions. Students enrolled at our bilingual schools have also achieved extraordinary academic results. Approximately 82.1% of our graduating students from our bilingual schools were admitted into top local high schools in the 2019 fiscal year. Approximately 86.2% and 92.4% of the 2019 graduating class from our Huanan Country Garden School and Phoenix City Bilingual School were admitted into the top local high schools.

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

Student and parent support services

We generally have small class sizes across our domestic school network in order to provide each student with close and frequent teacher interactions and individual attention and support. Our teachers assist students through academic difficulties with personalized remedial measures, including additional practice materials and instructive sessions. We also provide counseling to help our students with university applications.

As a testament to the positive student experience we provide at our schools, we have historically maintained relatively high student retention rates in our schools in China. After our students complete their studies at our schools, we encourage them to advance their education within our school network if they meet the requisite academic requirements. For example, in our domestic K-12 schools offering both primary and middle school education, 70.4% of the 2019 primary school graduating class continued their next level of studies at the same school. Our average net annual student retention rate for all students in our domestic K-12 schools, which measures the percentage of students enrolled at the beginning of a school year who move on to the next grade level, was over 90.0% for each of the 2017, 2018 and 2019 school years.

We also maintain regular communication with the parents of our students and provide them with complementary seminars and training on education programs, university applications and parenting.

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education. Our schools are staffed with different levels of teachers and educational staff. Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors. Educational staff include teaching assistants, librarians and medical staff. In the 2019 fiscal year, we had an average of 5,602 teachers and instructors globally.

We seek to employ teachers that have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods. Our teachers for schools in China who are Chinese nationals have an average of approximately nine years of experience in teaching. Across our domestic school network, we also had an average of 316 foreign teachers, representing 6.3% of the teacher pool of our domestic K-12 schools in the 2019 school year. Foreign teachers of our international schools represented 10.3% of our teacher pool in international schools during the same period. We believe that foreign teachers are essential to providing an immersive bilingual environment and better preparing our students for the pursuit of the next level of education overseas.

We had 678 teachers, or 13.5% of our total teacher pool in our schools in China and 48.7% of our teacher pool in international schools, licensed with IB training certificates as of August 31, 2019. To stay current with the constant changes in the IB syllabus, we require all of our teachers to take regular IB training classes. We typically outsource instructors for our extracurricular programs.

Teacher recruitment

Our teachers are critical to maintaining the quality of our programs and services and in promoting our brand and reputation. We place particular importance on recruiting teachers who are appropriately qualified and experienced. We implement a centralized recruitment program that seeks to hire teachers and educational staff and deploy them across our domestic school network based on each school’s needs and teacher preferences. We screen candidates for strong academic credentials, dedication and knowledge in the relevant teaching subjects, and commitment to serving students’ needs. We require our teachers for schools in China to possess the appropriate qualifications required by PRC regulatory authorities, including the foreign expert certificate in the case of foreign teachers. We believe that teacher candidates are attracted to our schools because of our reputation, commitment to quality education, financial strength and competitive compensation package. To enhance our retention rate, we also allow our teachers to laterally transfer within our school network. We maintained teacher retention rates of above 87.0% for each of the 2017, 2018 and 2019 school years. “Teacher retention rate” is calculated as 100.0% minus the quotient of the number of both our Chinese and foreign teachers that leave employment during a school year by the number of teachers at the beginning of that school year (not including teachers hired during that school year).

In May 2018, we entered into a strategic partnership agreement with Beijing Normal University (“BNU”) pursuant to which we jointly established Huiyan International Education College, which aims to provide international education training for prospective and existing teachers, and which will form part of the Faculty of Education of BNU. Huiyan International Education College will primarily collaborate with overseas universities to introduce renowned education institution brands and resources into China, offering degree programs at different levels and establishing a platform for recruiting global teaching talents. It will also conduct training programs to provide career development growth opportunities for teachers. Through this partnership, we will jointly own the intellectual property of research in international education with BNU. By offering internship opportunities across our domestic school networks to prospective students of Huiyan International Education College, we will also obtain a stable and valuable source of future teachers for our schools. In 2019, we entered into strategic cooperation agreements with a number of well-known universities in China, such as Jinan University, Changchun Normal University, Shaanxi Normal University, Guizhou University, South China Normal University and Guangdong University of Foreign Studies. Under these agreements, we may provide internship and job opportunities to their students, design and conduct joint training programs for our teachers and conduct joint research projects.

Teacher training

We are committed to investing in our teachers and principals. Newly-hired teachers for our schools in China undergo a training program on teaching skills as well as our school culture. We also provide ongoing professional development for our teachers and principals, in the form of online, on-campus or one-on-one training and support sessions. Our flagship school, Guangdong Country Garden School, established a teacher training academy which organizes centralized teacher training activities. We also send veteran teachers to our new schools to share teaching experiences with, and provide demonstration classes to, the resident teachers at those schools and also allow such resident teachers to visit Guangdong Country Garden School for on-site training sessions. From time to time, we organize seminars on professional training in cooperation with prestigious institutions, such as the Institute of Education of University College London. We also invite veteran teachers to participate in school administration by offering them management training with the possibility of promotion to principal positions. The opportunity for ongoing professional training and career advancement is not always available at private schools in China and is a key differentiator in our ability to attract, develop and retain talented teachers.

Our Tuition

We charge our students tuition, boarding and textbook fees generally prior to the beginning of each semester. Tuition and fees being paid in arrears is subject to special approval. As a result, approximately 88.4% of our revenue from schools in China for the first semester of the 2019 school year was received in or before August 2018 and approximately 11.6% was received after August 2018. For the second semester of the 2019 school year, approximately 87.6% of our revenue from schools in China was received in or before February 2019 and approximately 12.4% was received after February 2019. We also accept monthly payment of fees at certain kindergartens we operate. We offer a partial refund if a student withdraws in the predetermined period. We may also offer tuition discounts to certain of Country Garden’s homeowners, our employees and employees of Country Garden. Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position. We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographic markets where our schools are located, the tuition charged by our competitors, our pricing strategy to gain market share and general economic conditions in China. For example, the average tuition and fees per student at Guangdong Country Garden School was RMB105,570 in the 2019 school year, compared to RMB68,120 and RMB69,939 at Ningxiang Country Garden School and Jurong Country Garden School, respectively, in the same period. Our tuition and fees charged for internationally-accredited programs are typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former. For the 2019 school year, we charged average tuition and fees of RMB83,555 for international schools, RMB35,872 for bilingual schools, RMB30,424 for kindergartens and RMB239,486 for overseas schools. Our average tuition for our kindergartens decreased slightly from RMB30,736 in the 2018 fiscal year to RMB30,424 in the 2019 fiscal year primarily due to the lower average tuition fees at the newly acquired kindergartens .

For our complementary education services, we determine our fees by referring to the prevailing market rates. In 2018 and 2019 school years, we charged an average of RMB41,108 and RMB33,986 per student enrollment for overseas camps and an average of 21,249 and RMB22,057 per student for English proficiency training, respectively.

Our Business Partners

We collaborate with a number of universities overseas, which enables our partner institutions to appreciate our strong academic programs and the English language proficiency of students from our schools in China and facilitates the early admissions process by encouraging early contact between our students and these institutions. In particular, we have formed strategic relationships with each of University of St. Andrews and Newcastle College in the area of international college admission tests such as the AP tests and the SAT, and our cooperations with East Sussex College on IELTS courses.

Over the years, our international schools have individually obtained authorization from the Cambridge International Examinations to administer education programs such as IGCSE and A-Level and the related examinations. In May 2016, we became a Cambridge Associate, which allows us to review and self-approve the eligibility of all of our schools to administer such programs and the related examinations. Our status as a Cambridge Associate also allows us to deepen our cooperation with Cambridge International Examinations on teacher training, curriculum development and international exchange programs. On May 17, 2017, we cooperated with Columbia University and co-established the “Bright Scholar — Columbia Scholarship” program. On May 26, 2017, we co-established the “Bright Scholar — University of California — Berkley Scholarship.” In June 2018, we signed a collaboration agreement with Fettes College, a boarding and day school in Scotland, to jointly establish a school in China that features the campus design, curricular, management system and school traditions of Fettes College. The school is targeted to students aged two to 18, and is expected to begin operation in 2020 with a capacity of nearly 2,500 students. In November 2018, in collaboration with BNU, we opened Huiyan International Education College aiming to strengthen BNU’s international collaborations with other educational institutions in the area of education training for teachers. In addition, we granted a third party the right to use the brands “CATS” and “Cambridge School of Visual & Performing Arts” for the operation of two campuses in Shanghai, China.

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

In August 2019, we entered into an agreement with National Center for School Curriculum and Textbook Development (“NCCT”) and National Institute for Curriculum and Textbook Research (“NICTR”), to jointly establish a research base for fundamental education curriculum reform. Through this agreement, NCCT and NICTR will assist us in the development of a forward-looking and systematic five-year curriculum plan and annual curriculum reform guidance. In addition, they will also assist in the optimization of our current curriculum to advocate our core values in education.

Marketing

We historically market our schools in China primarily to students from families that purchased residential units developed by Country Garden. We distribute marketing brochures and offer site tours of our school to prospective home buyers visiting the sales centers for residential properties developed by Country Garden. Our relationship with Country Garden is synergistic because our schools enable Country Garden to meet the requisite local governmental requirements or market needs for schools in its residential communities and we may offer preferential student placements and tuition discounts as an incentive to prospective home buyers. We believe that the availability of and convenient access to quality education is a significant factor that drives home buying decisions.

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

•                  Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff. We also organize event-driven marketing campaigns such as seminars for our international schools so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international programs. For example, in December 2018, we held the first “Bright Scholar Youth English Speaking Contest,” which attracted more than 1,000 students to participate and more than 150,000 people to vote online, and received reports from 15 media and a total of over 58,000 pageviews. In May 2019, more than 80 media reported our 2019 international test results, which attracted a total of more than 100,000 pageviews.

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

Competition

The education service market in China is rapidly evolving, highly fragmented and competitive. We compete with a number of private K-12 school operators, including, among others, Maple Leaf schools, Nord Anglia schools, Hailiang schools, and Wisdom schools. We believe we can compete effectively because we have a track record of delivering quality education primarily to local Chinese students, while certain other market players primarily serve students from expatriate families. We may also compete with local private international and bilingual schools in each region we have a presence. We believe we are well-positioned to replicate our success and compete effectively based on the following factors:

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

Properties and Facilities

A significant portion of our properties are located in China. We currently occupy a total combined gross floor area of approximately 1.4 million square meters of facilities developed by Country Garden, substantially all of which is leased. By utilizing the properties developed by Country Garden we avoid significant capital expenditures in connection with land procurement and facilities construction. We may also provide preferential student placements and tuition discounts to homeowners of the Country Garden properties. We are in the process of entering into school operation agreements to document our arrangements with Country Garden for the newly established schools. In recognition of our synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

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

As of the date of this annual report, we also own 44 properties and lease 38 facilities in the United Kingdom, the United States and Canada for school campuses and office use.

Intellectual Property

We have obtained a license to use certain trademarks, including “Country Garden” from Country Garden free of charge for a term expiring in 2020 and plan to obtain a renewal thereafter. We have applied for or registered trademarks relating to our logos and names, including “Bright Scholar” and “Bo Shi Le” in China. As of the date of this annual report, we have registered 31 trademarks including “élan,” with the PRC Trademark Office and major domain names used for our operation with the China Internet Network Information Center, including www.brightscholar.com, www.bgyedu.cn, 博实乐.cn and 博实乐.com. As of the date of this annual report, we have registered a total of 17 trademarks and 62 domain names with relevant authorities in jurisdictions where we operate internationally. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education services, in particular for our international program which requires foreign-language education materials. We own copyrights to the course content we developed in-house.

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

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Industry and Information Technology, the State Administration for Market Regulation, the Ministry of Civil Affairs and their respective local offices. The section summarizes the principal PRC regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment in Education

Special Administrative Measures for Access of Foreign Investment (2019 Version)

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

The Foreign Investment Industries Guidance Catalog (2017 Revision), or the 2017 Catalog, which was promulgated on June 28, 2017 and took effect on July 28, 2017 replacing the abovementioned Foreign Investment Industries Guidance Catalog (2015 Revision), contains the same types of industry categories.

The Special Administrative Measures for Access of Foreign Investment (Foreign Investment Access Negative List) set forth in the 2017 Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version), or the 2018 Negative List, promulgated on June 28, 2018 with effect on July 28, 2018, which imposes the same restriction and prohibition on foreign investors in the education sector besides one additional ban on religious education institutes. On June 30, 2019, the MOFCOM and the NDRC jointly released the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries in which foreign investment is encouraged to invest under the 2017 Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the 2018 Negative List. The 2019 Negative List remains unchanged with respect to the education industry.

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

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013 and on December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education of the PRC became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution. Each of our schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA.

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

For the registration status of our schools, see “Item 3. Key Information—D. Risk Factors—We may be subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

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

On December 29, 2018, the Decision of the Standing Committee of the National People’s Congress on Amending the Seven Laws of the Labor Law of the People’s Republic of China was promulgated by Order No.24 of the President of the PRC and took effect on the same date, which made two minor adjustments to Article 26 and Article 64 of the Law for Promoting Private Education of the PRC. These minor adjustments do not materially affect our business and operations.

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

On June 23, 2019, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Deepening the Reform of Educational Teaching and Thoroughly Enhancing the Quality of Compulsory Education, which lays out more stringent requirements for textbooks that are permitted to be used in compulsory education.

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

Regulations on After-School Tutoring

The State Council issued an Opinion on Supervising After-School Tutoring Institutions (“Circular 80”) on August 22, 2018, which provides various guidance on regulating after-school tutoring institutions that target primary and secondary school students. Circular 80 requires that after-school tutoring institutions obtain school operating permits and other legally required licenses and permits, and instructs relevant governmental authorities to strengthen their supervisions and regulations on after-school tutoring institutions. Circular 80 also standardizes the approval and registration processes of after-school tutoring institutions. For a detailed description of the risks associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A number of our learning centers do not possess the required educational permits and business licenses and are currently unable to obtain them, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from noncompliant operations.”

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

PRC Laws and Regulations Relating to Trademark and Domain Name

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was revised on April 23, 2019 and with effect from November 1, 2019, registered trademarks refer to trademarks that have been approved and registered by the Trademark Office of the National Intellectual Property Administration, which include commodity trademarks, service trademarks, collective marks and certification marks. The trademark registrant shall enjoy an exclusive right to use the trademark, which shall be protected by law.

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

Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, currently has a total investment amount of RMB14.0 million (approximately US$2.0 million) and an initially subscribed registered capital RMB10.0 million (approximately US$1.4 million). We may provide shareholder loans of up to the U.S. dollar equivalent of RMB4.0 million (approximately US$0.6 million) to Zhuhai Bright Scholar, which is the difference between its total investment amount and registered capital. According to Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Invested Enterprises issued by MOFCOM on October 8, 2016, revised on July 30, 2017 and June 29, 2018, the increase of total investment amount and registered capital of a foreign-invested enterprise must be registered with local MOFCOM offices, which is an administrative procedure that may take up to several weeks in local practice.

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

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report.

(1)                                 Ultimately owned by Ms. Meirong Yang and Ms. Huiyan Yang. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Ms. Meirong Yang and Ms. Huiyan Yang have also entered into an acting-in-concert arrangement, pursuant to which they consult with each other before voting and deciding on material matters in relation to the management of our company. Under such arrangement, if no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. Furthermore, Ms. Huiyan Yang and Ms. Meirong Yang are joint settlors and members of the two-person investment committee of Yeung Family Trust V, which controls Excellence Education Investment Limited and Ultimate Wise Group Limited.

(2)                                 Wholly owned by Ms. Huiyan Yang. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for information.

(3)                                 For the beneficial ownership of Ms. Meirong Yang, Ms. Huiyan Yang and Mr. Junli He, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(4)                                 Under PRC law, entities and individuals who establish private schools are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the right of a sponsor to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. Each of our schools we currently operate is sponsored by BGY Education Investment or a school sponsored by it as registered pursuant to applicable PRC laws and regulations. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations on Private Education in the PRC.”

For a list of our significant subsidiaries, affiliated entity and schools/subsidiaries held by our affiliated entity, see Exhibit 8.1 to this annual report.

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

Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) our affiliated entities in China, including BGY Education Investment and the schools it owns and operates, and (2) the shareholders of BGY Education Investment, i.e., Ms. Meirong Yang and Mr. Wenjie Yang, which enable us to:

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

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Zhuhai Bright Scholar, each of our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of BGY Education Investment, entered into in January 2017, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to our affiliated entities. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of Zhuhai Bright Scholar, none of our affiliated entities may accept such services from any third party. Zhuhai Bright Scholar owns the exclusive intellectual property rights created as a result of the performance of this agreement. Our affiliated entities agree to pay Zhuhai Bright Scholar service fees in an amount solely decided by Zhuhai Bright Scholar, but not to exceed the paying school’s total revenues deducted by costs, taxes, mandatory reserve fund and other expenses. At the sole discretion of Zhuhai Bright Scholar, the calculation of the service fees should be determined based on the complexity of the services provided, the time and resources committed by Zhuhai Bright Scholar, the commercial value of the services, the market reference price and the operating condition of the paying school. As part of the exclusive management services and business cooperation agreement, Ms. Meirong Yang, Mr. Wenjie Yang and our affiliated entities agree that they will not take any action, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of our affiliated entities, or disposing of their equity interests in our affiliated entities, without the written consent of Zhuhai Bright Scholar. The exclusive management services and business cooperation agreement may not be terminated by Ms. Meirong Yang, Mr. Wenjie Yang or any of our affiliated entities without the written consent of Zhuhai Bright Scholar.

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

A.                                    Operating Results

Overview

Our business includes domestic K-12 schools, overseas schools and complementary education services. We operate three types of educational facilities for domestic K-12 schools, including international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula at our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. We also have an overseas school network of eight schools in the United Kingdom and the United States as of the date of this annual report. In the 2019 school year, an average of 46,738 students were enrolled in our schools. We have experienced significant growth in our business. In the 2019 fiscal year, our revenue increased to RMB2,563.0 million (US$358.2 million) from RMB1,328.4 million in the 2017 fiscal year, representing an increase of 92.9%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. For example, in the 2018 fiscal year, we implemented an ERP system where we centralize the collection and analysis of budgeting, procurement and financial information and data, which enhanced the efficiency of our data management processes, adding value to the overall operation of our business. See “Item 4. Information on the Company—B. Business Overview—Centralized Management” for details. We had net income of RMB191.8 million and RMB248.9 million and RMB252.8 million (US$35.3 million) in the 2017, 2018 and 2019 fiscal years, respectively. We use adjusted net income, which excludes share-based compensation and amortization of intangible assets, in evaluating our ongoing results of operations. Our adjusted net income was RMB194.3 million, RMB284.6 million and RMB327.7 million (US$45.8 million) for the 2017, 2018 and 2019 fiscal years, respectively. Our share-based compensation was nil, RMB29.1 million and RMB51.7 million (US$7.2 million) in the 2017, 2018 and 2019 fiscal years, respectively. Our amortization of intangible assets was RMB2.5 million, RMB6.6 million and RMB23.3 million (US$3.3 million) for the 2017, 2018 and 2019 fiscal years, respectively. See “—Results of Operations—Non-GAAP measures” for details.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting the private K-12 education industry in China and overseas and company-specific factors, including the following:

Demand for international and bilingual private K-12 education in China and overseas

We have benefited from the increasing demand for international and bilingual private K-12 education in China. Such demand is primarily driven by the increasing number of Chinese students who seek quality education and aspire to study abroad, which is in turn driven by an increasing number of affluent families in China, the rising recognition of the quality of higher education overseas, the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects, and various economic and political factors. Demand for private K-12 education in each respective overseas market is affected by, among many other factors, the general economic conditions and political trend, local policies and regulations on private education, and the quality of local public education. Material changes to these factors will affect our operation results.

Our student enrollment and mix

Our revenue primarily consists of tuition and fees from students enrolled at our schools. The level of students enrolled at our schools directly affects our revenue and profitability. The following table sets forth the average number of students enrolled at our schools for the school years indicated.

	2017 school year		2018 school year		2019 school year
	Number	% of total	Number	% of total	Number	% of total
Domestic K-12 Schools
International schools	6,283	21.1%	7,366	20.1%	9,350	20.0%
Bilingual schools	13,189	44.4%	15,620	42.6%	18,132	38.8%
Kindergartens	10,275	34.5%	13,693	37.3%	16,742	35.8%
Overseas Schools (1)	—	—	—	—	2,514	5.4%
Total	29,747	100.0%	36,679	100.0%	46,738	100.0%

(1)         We acquired six overseas schools in the 2019 fiscal year, including BCS and five overseas schools under the brand “CATS.” For the purpose of calculating average number of students enrolled at our schools, we do not take into account the ten language training institutions.

Our total student enrollment increased from an average of 29,747 students for the 2017 school year, to an average of 36,679 students for the 2018 school year and further to an average of 46,738 students for the 2019 school year. Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, the expansion of our school network as well as the population density in Country Garden’s residential properties, which have served as a major source of students for our schools. An increase in the student contribution of our international schools also enhances our ability to increase revenue, because our international schools generally charge tuition and fees substantially higher than our bilingual schools and kindergartens do.

Student enrollment is also affected by the number and capacity of our schools. The following table sets forth the number and capacity of schools as of the dates indicated.

	As of September 1,
	2017		2018		2019
	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity
Domestic K-12 Schools
International schools	6	15,260	6	15,260	7	16,460
Bilingual schools (1)	16	25,530	15	23,210	15	23,210
Kindergartens (1)	38	17,077	44	19,009	58	23,127
Overseas Schools (2)	—	—	—	—	6	3,357
Total	60	57,867	65	57,479	86	66,154

(1)         We ceased operations of Huaian Country Garden Tianshan Bilingual School and Tianshan Kindergarten on August 1, 2018 due to termination of cooperation with a third-party partner and therefore no longer include them in the number of our schools.

(2)         We acquired six overseas schools in the 2019 fiscal year, including BCS and five overseas schools under the brand “CATS.” We had not closed the transactions to acquire St. Michael’s School and BIC as of September 1, 2019. For the purpose of calculating number of schools and student capacity, we do not take into account the ten language training institutions.

We expanded our school network from 60 schools as of September 1, 2017 to 88 schools as of the date of this annual report, with our total student capacity increasing from 57,867 students as of September 1, 2017 to 66,154 students as of September 1, 2019. In August 2018, we ceased operations of Huaian Country Garden Tianshan Bilingual School and Tianshan Kindergarten because we terminated our cooperation relationship with a third-party partner. In December 2018, we acquired and commenced operation of BCS, being the first overseas school within our network. In July 2019, we acquired five overseas schools under the brand “CATS.” As utilization rates are generally higher for schools that have been in operation for a longer period of time, the unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. The utilization rate, defined as the average of monthly student enrollment at a school for a period divided by the school capacity as of the start of such period, at our schools in China that had five or more years of operating history as of September 1, 2019 remained at high levels of 92.8%, 84.7% and 87.6% on average for the 2017, 2018 and 2019 school years, respectively. The average utilization rate for schools that had less than five years of operating history as of September 1, 2019 increased from 23.4% for the 2017 school year to 43.7% for the 2019 school year. In particular, the average utilization rate for our schools that opened on or after September 1, 2015 was 12.4% in their first year of operation, 28.5% in their second year of operation and 44.4% in their third year of operation, demonstrating our ability to effectively ramp up individual new schools.

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

	2017 school year	2018 school year	2019 school year
	RMB	RMB	RMB	US$
Domestic K-12 Schools
International schools	80,478	80,048	83,555	11,679
Bilingual schools	31,346	34,187	35,872	5,014
Kindergartens	30,364	30,736	30,424	4,253
Average	41,384	42,108	43,891	6,135
Overseas Schools (1)	—	—	239,486	33,474

(1)         We acquired six overseas schools in the 2019 fiscal year, including BCS and five overseas schools under the brand “CATS.” For the purpose of calculating average tuition and fees of our schools, we do not take into account the ten language training institutions.

For the 2017, 2018 and 2019 school years, our average tuition and fees across all of our domestic schools were RMB41,384, RMB42,108, and RMB43,891 respectively. Our tuition and fees charged for international schools are higher than that for our bilingual schools and kindergartens, which reflects the additional education and operating resources we provide and the premium that parents are willing to pay for international education. For the 2019 school year, we charged average tuition and fees of RMB83,555 per student for international schools, RMB35,872 per student for bilingual schools and RMB30,424 per student for kindergartens. Our tuition and fees charged for overseas schools take into consideration of market rates and consumption levels of the relevant countries and areas where our schools are located. For the 2019 school year, we charged average tuition and fees of RMB239,486 per student for overseas schools.

The tuition and fees we charge are also affected by the ramp-up stage of our schools. For our new schools in the initial ramp-up period, which are typically located at or in the vicinity of recently-completed properties of Country Garden, a related party, we may strategically price our tuition and fees to encourage student enrollment. For example, we charged an average tuition and fees of RMB80,048 per student for our international schools for the 2018 school year, which represented a slight decrease from the average tuition and fees of RMB80,478 per student for the 2017 school year due to such pricing strategies for our promotional efforts for schools in the ramp-up stage. We have greater leverage over the pricing of tuition and fees for our more established schools, such as Guangdong Country Garden School and Phoenix City Bilingual School.

In addition, the acquisition of schools may impact the tuition and fees we charge. For example, we charge an average tuition and fees of RMB30,424 per student for our kindergartens for the 2019 school year, which represents a slight decrease from the average tuition and fees of RMB30,736 per student for the 2018 school year, primarily due to the lower average fees charged at the recently acquired kindergartens. We intend to maintain the tuition and fees in acquired schools for a smooth transition.

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

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability. The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. The ratio of the number of our students to the number of our teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins. Our student-to-teacher ratio for our schools in China in the 2019 school years was 8.8, which was generally lower than that seen amongst our industry peers for the same periods, according to the Frost & Sullivan report, and represents potential for us to increase this ratio in the future. Our operating margin was 16.2%, 15.8% and 11.7% in the 2017, 2018 and 2019 fiscal years, respectively. Our adjusted operating income margin, which excludes share-based compensation expenses and amortization of intangible assets, was 16.4%, 17.9% and 14.6% in the 2017, 2018 and 2019 fiscal years, respectively. See “—Results of Operations—Non-GAAP measures.” The decline in our operating margin and adjusted operating income margin was primarily a result of increase in selling, general and administrative expenses, due to in part the increase in the compensation and benefits incurred from additional general and administrative staff members. The average number of our staff was 6,501, 7,891 and 10,366 in the 2017, 2018, and 2019 fiscal years, respectively, and our total staff costs as a percentage of revenue were 57.3%, 55.0% and 52.0% during the same periods, respectively.

We focus on providing quality education to our students and, since the beginning of the 2017 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability through management centralization of certain operational aspects, those schools in our network with longer operating history have seen significant improvement in operating margin over time. Schools in our domestic network that have been in operation for five or more years as of September 1, 2019 had, as a group, significantly improved their adjusted operating margin, calculated as the total adjusted operating income of the concerned schools, which excludes share-based compensation expenses and amortization of intangible assets, divided by total revenues of such schools, from 23.4% in the 2017 fiscal year to 28.7% in the 2019 fiscal year. See “—Results of Operations—Non-GAAP measures.”

Our newly-established schools have been able to grow rapidly during the ramp-up period following their establishment, as their brand value grows, student enrollment increases and capacity utilization improves. This has resulted in greater operating leverage and increasing profitability at these schools as well. Schools in our domestic network that have been in operation for less than five years as of September 1, 2019 had, as a group, significantly narrowed their adjusted operating margin, calculated as the total adjusted operating income or loss of the concerned schools, which excludes share-based compensation expenses and amortization of intangible assets, divided by the total revenues of such schools, from an adjusted operating margin of  negative 0.3% in the 2017 fiscal year to 8.3% in the 2019 fiscal year. See “—Results of Operations—Non-GAAP measures.” In addition, four out of the seven international schools we operate have less than five years of operating history. The relatively higher fixed and variable costs and expenses for our international schools and the number of international schools at the ramp-up stage have affected the gross margin of our international schools segment historically. In the 2019 fiscal year, gross margin for our international schools segment was 38.8%, compared to 38.5% and 43.6% for bilingual schools and kindergartens, respectively.

A majority of our schools in operation are located within or in the vicinity of Country Garden’s residential communities. We did not pay fees for the facilities occupied by a majority of our existing schools. Going forward, for new schools launched in collaboration with Country Garden, we may pay fees to Country Garden for operating schools on their land and facilities, which may affect our profitability as we further expand our school network.

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

Strategic acquisitions and investments

In recent years, We have expanded rapidly through acquisitions and strategic investments in China and overseas. For details, see “Item 4. Information on the Company—B. Business Overview—Our Expansions and Investments.” We plan to continue to make strategic investments into and acquisitions of schools and complementary businesses to better serve our students, expand our global school network and drive our future growth. Our overall financial condition and profitability could be affected by the different levels of profitability of our acquisition targets.

Seasonality

Our business in China is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues. Our students enrolled in our schools offering K-12 education services and their parents typically pay the tuition and fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. For schools offering K-12 education services, we typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Our overseas operations are subject to seasonal fluctuations similar to our domestic operations, with minimal school term revenue recognized typically in July and August.

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

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the combined and consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates.

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

We believe we have the power to control BGY Education Investment. Specifically, we believe that the terms of the exclusive call option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreement. To exercise our rights under the exclusive call option agreement does not require the consent of BGY Education Investment. Therefore, we believe this gives us the power to direct the activities that most significantly impact the economic performance of our affiliated entities. We believe that our ability to exercise effective control, together with the exclusive management services and business cooperation agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from our affiliated entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the affiliated entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

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

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of August 31, or more frequently if events or changes in circumstances indicate that it might be impaired. We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. We will perform the quantitative impairment test if we bypass the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.

We did not incur any impairment loss on goodwill for the years ended August 31, 2017, 2018 and 2019, respectively.

Revenue recognition

As of September 1, 2018, we adopted ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”) and all subsequent ASUs that modified ASC 606, using the modified retrospective method for all contracts not completed as of September 1, 2018. Results for reporting periods beginning on September 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods.

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which Group expects to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) we satisfy a performance obligation. The primary sources of our revenues are as follows:

Income from educational programs and services

The educational programs and services consist of tuition, boarding and meal service from international schools, bilingual schools and kindergartens in the PRC and overseas schools in the UK, the US and Canada. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund. We determine the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. We have not experienced significant refunds in the past or in the current year.

Complementary training course and program fees

We offer various types of after-school tutoring services and art training services, which primarily consist of after-school group class courses, personalized tutoring courses and art training courses. The tutoring services and art training services are accounted for as a single performance obligation. Tutoring services and art training service fee recognized proportionately as the tutoring sessions and art training courses are delivered. The course fees are generally collected in advance and are initially recorded as contract liability. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. For certain courses, we also offer refunds for any remaining unutilized classes to for students who withdraw from the course. We determine the transaction price to be earned based on the tutoring services and art training service fees and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. We have not experienced significant refunds in the past or in the current year.

Commission income

We earn commission revenue by providing referral services to overseas education universities and institutions. Students’ referral service is accounted for as a single performance obligation. Commission income is recognized at the point in time when the referred students enrolled at the overseas education universities or institutions’ program, with the tuition fees are paid and upon we are entitled to the commission income.

Consulting service fees

We offer study abroad consulting and career consulting services to students/candidates who intend to study abroad and to successfully obtain target job offer respectively. Study-abroad consulting services and career consulting services are accounted for as a single performance obligation respectively. We charge each student/candidate an up-front prepaid fee based on the scope of consulting services requested by the student/candidate. Portion of the prepaid services fee are refundable if the student/candidate does not successfully gain admission or obtain target job offer. We determine the transaction price to be earned based on service fees and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. We have not experienced significant refunds in the past or in the current year. We recognize revenue over the consulting service period.

Camp service income

We offer camp services for students during school vacations. Camp service is accounted for as a single performance obligation. Camp service fees are generally collected upfront and are initially recorded as contract liability. Portion of the prepaid service fees are refundable if the student requests for refund prior to the camp starts. We determine the transaction price to be earned – based on services and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. We have not experienced significant refunds in current year. We recognize revenue over the camping period.

Practical expedients and exemptions

We have applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, we elect the portfolio approach in applying the new revenue guidance.

We have elected to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements, see Note 2 to our combined and consolidated financial statements pursuant to Item 17 of Part III of this annual report.

Key Components of Results of Operations

Revenue

We derive our revenue from five operating segments, including international schools, bilingual schools, kindergartens, overseas schools and complementary education services. Our revenue increased during the 2017, 2018 and 2019 fiscal years primarily due to increases in the average tuition and fees and the increased number of student enrollment, which is the result of the expansion of our school network and increasing utilization of existing schools.

The following tables compare revenue generated from our schools and complementary education services and as a percentage of total revenues for the periods indicated.

	Year Ended August 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Domestic K-12 Schools
International schools	505,595	589,599	745,015	104,135
Tuition revenue (1)	436,612	513,493	652,307	91,177
Others (2)	68,983	76,106	92,708	12,958
Bilingual schools	413,404	534,008	650,433	90,915
Tuition revenue (1)	300,934	396,069	486,703	68,029
Others (2)	112,470	137,939	163,730	22,886
Kindergartens	312,008	399,249	495,024	69,193
Tuition revenue (1)	269,962	344,828	426,838	59,662
Others (2)	42,046	54,421	68,186	9,531
Overseas schools (6)	—	—	181,793	25,410
Tuition revenue (1)	—	—	123,897	17,318
Others (3)	—	—	57,896	8,092
Complementary education services	97,360	196,015	490,740	68,594
Tuition revenue (4)	71,267	85,098	123,895	17,318
Others (5)	26,093	110,917	366,845	51,276
Total	1,328,367	1,718,871	2,563,005	358,247

	Year Ended August 31,
	2017	2018	2019
	%	%	%
Domestic K-12 Schools
International schools	38.1%	34.3%	29.1%
Tuition revenue (1)	32.9%	29.9%	25.5%
Others (2)	5.2%	4.4%	3.6%
Bilingual schools	31.1%	31.1%	25.4%
Tuition revenue (1)	22.6%	23.1%	19.0%
Others (2)	8.5%	8.0%	6.4%
Kindergartens	23.5%	23.2%	19.3%
Tuition revenue (1)	20.3%	20.0%	16.7%
Others (2)	3.2%	3.2%	2.6%
Overseas schools (6)	—	—	7.1%
Tuition revenue (1)	—	—	4.8%
Others (3)	—	—	2.3%
Complementary education services	7.3%	11.4%	19.1%
Tuition revenue (4)	5.4%	5.0%	4.8%
Others (5)	1.9%	6.4%	14.3%
Total	100.0%	100.0%	100.0%

(1)         Includes tuition from K-12 education programs and income from sales of education materials.

(2)         Includes meal income, boarding income and others.

(3)         Includes revenue from meal income, boarding income, language training services and others.

(4)         Includes revenue from English proficiency training and art training services.

(5)         Includes income from camps and other extracurricular programs and other educational services, net of sales tax.

(6)         We acquired six overseas schools in the 2019 fiscal year, including BCS and five overseas schools under the brand “CATS.”

We raised the average tuition and fees per student for our domestic K-12 schools at a CAGR of approximately 3.0% from the 2017 fiscal year to the 2019 fiscal year. We generally charge our students tuition and other fees prior to the beginning of each semester. We also accept monthly payment for fees at certain kindergartens. We offer a partial refund if a student withdraws during a semester and tuition discounts to certain of Country Garden’s homeowners, our employees and Country Garden’s employees.

The increase in revenues from our schools was primarily driven by the increased number of student enrollment and an increase in the average tuition and fees. Revenue from our complementary education services increased significantly from the 2017 fiscal year to the 2019 fiscal year primarily due to (1) an increase in revenue of élan English learning centers, (2) an increase in our revenue generated from camp programs, and (3) revenue contribution from our acquired complementary education services, including Can-achieve, FGE, Hangzhou Impression and Chengdu Yinzhe.

Cost of revenue

Our cost of revenue primarily consists of staff costs, comprising primarily salaries and other benefits for teachers and educational staff, and other costs, comprising primarily expenses relating to room and board services, educational activities and utilities and maintenance of school facilities.

The following tables set forth the components of our cost of revenue by amount and as a percentage of total business segment revenue for the periods indicated.

	Year Ended August 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Domestic K-12 Schools
International schools	360,044	373,391	456,003	63,738
Staff costs	268,279	286,004	340,592	47,607
Others (1)	91,765	87,387	115,411	16,131
Bilingual schools	262,283	346,868	400,043	55,916
Staff costs	182,648	242,572	279,596	39,081
Others (1)	79,635	104,296	120,447	16,835
Kindergartens	178,758	223,397	279,315	39,042
Staff costs	136,049	164,893	196,911	27,523
Others (1)	42,709	58,504	82,404	11,519
Overseas schools (2)	—	—	145,625	20,355
Staff costs	—	—	58,242	8,141
Others	—	—	87,383	12,214
Complementary education services	59,245	146,939	305,028	42,636
Staff costs	31,076	60,180	104,235	14,570
Others (1)	28,169	86,759	200,793	28,066
Total	860,330	1,090,595	1,586,014	221,687

	Year Ended August 31,
	2017	2018	2019
	%	%	%
Domestic K-12 Schools
International schools	71.2%	63.3%	61.2%
Staff costs	53.1%	48.5%	45.7%
Others (1)	18.1%	14.8%	15.5%
Bilingual schools	63.4%	65.0%	61.5%
Staff costs	44.2%	45.5%	43.0%
Others (1)	19.2%	19.5%	18.5%
Kindergartens	57.3%	56.0%	56.4%
Staff costs	43.6%	41.3%	39.8%
Others (1)	13.7%	14.7%	16.6%
Overseas schools (2)	—	—	80.1%
Staff costs	—	—	32.0%
Others	—	—	48.1%
Complementary education services	60.9%	75.0%	62.2%
Staff costs	31.9%	30.7%	21.2%
Others (1)	29.0%	44.3%	41.0%
Total	64.8%	63.4%	61.9%

(1)         Includes primarily expenses relating to room and board services, depreciation and amortization and others.

(2)         We acquired six overseas schools in the 2019 fiscal year, including BCS and five overseas schools under the brand “CATS.”

Our cost of revenue increased from the 2017 fiscal year to the 2019 fiscal year primarily due to an increase in staff costs, resulting from an increase in the total number of our teachers and educational staff, and an increase in boarding expenses, which is in line with the increased number of our student enrollment and the expansion of our school network.

Our cost of revenue as a percentage of our total revenues decreased from 64.8% in the 2017 fiscal year to 63.4% in the 2018 fiscal year, and further to 61.9% in the 2019 fiscal year, primarily due to (1) the increased economy of scale as a result of the ramping up of our schools, (2) improved operating efficiency due to cost control and improved teacher productivity, and (3) increased average tuition fees.

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses. Our selling, general and administrative expenses were RMB262.0 million, RMB368.1 million and RMB691.9 million (US$96.7 million) in the 2017, 2018 and 2019 fiscal years, respectively, accounting for 19.7%, 21.4% and 27.0% of our revenue for the same periods, respectively. Excluding the share-based compensation in the 2019 fiscal year, our selling, general and administrative expenses would have been RMB640.2 million, accounting for 25.0% of our revenue in the same fiscal year. See “A Operating Results—Results of Operations—Non-GAAP measures” for details. Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue increased from 19.7% in the 2018 fiscal year to 25.0% in the 2019 fiscal year, primarily due an increase in the compensation and benefits incurred from additional general and administrative staff members, an increase in marketing expenses for brand promotion, the costs associated with acquisitions and other professional services to support the business growth as a public company as well as the incremental selling, general and administrative expenses incurred from the acquired businesses.

Results of Operations

The following tables set forth a summary of our combined and consolidated results of operations by amount and as a percentage of total revenues for the periods indicated. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended August 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenue	1,328,367	1,718,871	2,563,005	358,247
Cost of revenue	(860,330)	(1,090,595)	(1,586,014)	(221,687)
Gross profit	468,037	628,276	976,991	136,560
Selling, general and administrative expenses	(261,972)	(368,141)	(691,900)	(96,711)
Other operating income	8,874	12,027	15,435	2,157
Operating income	214,939	272,162	300,526	42,006
Interest income, net	4,901	27,297	24,254	3,390
Investment income	13,718	21,669	17,414	2,434
Other expenses	(779)	(4,803)	(8,617)	(1,204)
Income before income taxes and share of equity in income of unconsolidated affiliates	232,779	316,325	333,577	46,626
Income tax expenses	(40,970)	(67,382)	(80,580)	(11,263)
Share of equity in income of unconsolidated affiliates	—	(40)	(239)	(33)
Net income	191,809	248,903	252,758	35,330
Net income attributable to non-controlling interests (1)	19,759	1,934	11,659	1,630
Net income attributable to ordinary shareholders	172,050	246,969	241,099	33,700
Adjusted net income (2)	194,328	284,585	327,706	45,806
Net earnings per share attributable to ordinary shareholders (3)
Basic	1.64	2.02	1.97	0.28
Diluted	1.64	2.02	1.97	0.28
Weighted average shares used in calculating net earnings per ordinary share (3)
Basic	104,839,041	122,088,201	122,322,894	122,322,894
Diluted	104,839,041	122,186,796	122,430,457	122,430,457

(1)         Includes former shareholders that disposed of their minority investments in certain schools to us in the first quarter of the 2017 fiscal year, and net income attributable to our non-controlling interests in the acquired businesses in the respective years.

(2)         Represents net income before share-based compensation expenses and amortization of intangible assets. See “—Non-GAAP measures” for details.

(3)         After giving effect to a share split effected on April 26, 2017, following which each of our authorized and issued ordinary shares was sub-divided into 10 ordinary shares.

Non-GAAP measures

In evaluating our business, we consider and use certain non-GAAP measures, including adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted selling, general and administrative expenses (“adjusted SG&A”), adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in US dollars at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018, and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense and amortization of intangible assets. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense and adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense and amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or ADSs, each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for our newly-acquired and long-held businesses as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide additional exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; income tax expense/benefit; non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in US dollars at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018; and share-based compensation expense and amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in US dollars at a PRC subsidiary level which was reserved for designated purpose of use in fiscal year 2018 and subsequently exchanged to RMB and realized exchange gain in later 2018, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted for the periods indicated to their respective most directly comparable financial measures calculated and presented in accordance with U.S. GAAP:

	Year Ended August 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Reconciliation of gross profit to adjusted gross profit
Gross profit	468,036	628,276	976,991	136,560
Add: amortization of intangible assets	2,519	6,621	23,284	3,255
Adjusted gross profit	470,555	634,897	1,000,275	139,815

Reconciliation of operating income to adjusted operating income
Operating income	214,939	272,162	300,526	42,006
Add: share-based compensation expense	—	29,061	51,664	7,221
Add: amortization of intangible assets	2,519	6,621	23,284	3,255
Adjusted operating income	217,458	307,844	375,474	52,482

Reconciliation of net income to adjusted net income
Net income	191,809	248,903	252,758	35,330
Add: Share-based compensation expense	—	29,061	51,664	7,221
Add: Amortization of intangible assets	2,519	6,621	23,284	3,255
Adjusted net income	194,328	284,585	327,706	45,806

Reconciliation of net income attributable to ordinary shareholders to adjusted net income attributable to ordinary shareholders
Net income attributable to ordinary shareholders	172,050	246,969	241,099	33,700
Add: Share-based compensation expense	—	29,061	51,664	7,221
Add: Amortization of intangible assets	2,519	6,621	23,284	3,255
Adjusted net income attributable to ordinary shareholders	174,569	282,651	316,047	44,176

Reconciliation of net income to EBITDA and adjusted EBITDA
Net income	191,809	248,903	252,758	35,330
Less: interest income, net	4,901	27,297	24,254	3,390
Add: income tax expense	40,970	67,382	80,580	11,263
Add: depreciation and amortization	78,056	85,879	130,819	18,285
Add: share-based compensation expense	—	29,061	51,664	7,221
Add: foreign exchange loss (included in other expenses)	—	4,868	—	—
Adjusted EBITDA	305,934	408,796	491,567	68,709

Reconciliation of selling, general and administrative expenses to adjusted SG&A
Selling, general and administrative expenses	261,972	368,141	691,900	96,711
Less: share-based compensation expense	—	29,061	51,664	7,221
Adjusted SG&A	261,972	339,080	640,236	89,490

Weighted average shares used in calculating earnings per ordinary share
Basic	104,839,041	122,088,201	122,322,894	122,322,894
Diluted	104,839,041	122,186,796	122,430,457	122,430,457
Adjusted net earnings per share attributable to ordinary shareholders
Basic	1.67	2.32	2.58	0.36
Diluted	1.67	2.31	2.58	0.36

Segment information

The following tables set forth the net revenue, cost of revenue and gross profit of our five segments of business by amount and as a percentage of total segment revenue for the periods indicated:

	Year Ended August 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	1,328,367	1,718,871	2,563,005	358,247
Domestic K-12 Schools
International schools	505,595	589,599	745,015	104,135
Bilingual schools	413,404	534,008	650,433	90,915
Kindergartens	312,008	399,249	495,024	69,193
Overseas schools (1)	—	—	181,793	25,410
Complementary education services	97,360	196,015	490,740	68,594
Cost of revenue	(860,330)	(1,090,595)	(1,586,014)	(221,687)
Domestic K-12 Schools
International schools	(360,044)	(373,391)	(456,003)	(63,738)
Bilingual schools	(262,283)	(346,868)	(400,043)	(55,916)
Kindergartens	(178,758)	(223,397)	(279,315)	(39,042)
Overseas schools (1)	—	—	(145,625)	(20,355)
Complementary education services	(59,245)	(146,939)	(305,028)	(42,636)
Gross profit	468,037	628,276	976,991	136,560
Domestic K-12 Schools
International schools	145,551	216,208	289,012	40,397
Bilingual schools	151,121	187,140	250,390	34,999
Kindergartens	133,250	175,852	215,709	30,151
Overseas schools (1)	—	—	36,168	5,055
Complementary education services	38,115	49,076	185,712	25,958

	Year Ended August 31,
	2017	2018	2019
	(as a percentage of segment revenue)
Revenue	100.0%	100.0%	100.0%
Domestic K-12 Schools
International schools	100.0%	100.0%	100.0%
Bilingual schools	100.0%	100.0%	100.0%
Kindergartens	100.0%	100.0%	100.0%
Overseas schools (1)	100.0%	100.0%	100.0%
Complementary education services	100.0%	100.0%	100.0%
Cost of revenue	(64.8)%	(63.4)%	(61.9)%
Domestic K-12 Schools
International schools	(71.2)%	(63.3)%	(61.2)%
Bilingual schools	(63.4)%	(65.0)%	(61.5)%
Kindergartens	(57.3)%	(56.0)%	(56.4)%
Overseas schools (1)	—	—	(80.1)%
Complementary education services	(60.9)%	(75.0)%	(62.2)%
Gross profit	35.2%	36.6%	38.1%
Domestic K-12 Schools
International schools	28.8%	36.7%	38.8%
Bilingual schools	36.6%	35.0%	38.5%
Kindergartens	42.7%	44.0%	43.6%
Overseas schools (1)	—	—	19.9%
Complementary education services	39.1%	25.0%	37.8%

(1)         We acquired six overseas schools in the 2019 fiscal year, including BCS and five overseas schools under the brand “CATS.”

Year ended August 31, 2018 compared to year ended August 31, 2019

Revenue. Our revenue increased by 49.1% from RMB1,718.9 million in the 2018 fiscal year to RMB2,563.0 million (US$358.2 million) in the 2019 fiscal year, primarily due to a 27.4% increase in the average total number of students from 36,679, to 46,738, a 4.2% increase in the average tuition and fees for all of our domestic K-12 schools from RMB42,108 to RMB43,891, in part driven by the contribution of the newly-acquired overseas schools during the same periods. Our revenue from complementary education services also increased significantly from RMB196.1 million in the 2018 fiscal year to RMB490.8 million (US$68.6 million) in the 2019 fiscal year, primarily due to revenue contribution from our acquired complementary education services, including Can-achieve, FGE, Hangzhou Impression and Chengdu Yinzhe.

•                  Domestic K-12 schools.

International schools. Our revenue from international schools increased by 26.4% from RMB589.6 million in the 2018 fiscal year to RMB745.0 million (US$104.1 million) in the 2019 fiscal year, primarily due to a 26.9% increase in the average number of students from 7,366 to 9,350 and a 4.4% increase in the average tuition and fees from RMB80,048 to RMB83,555 during the same period. Revenue contribution from Sannew Education was RMB15.5 million (US$2.2 million) for the 2019 fiscal year.

Bilingual schools. Our revenue from bilingual schools increased by 21.8% from RMB534.0 million in the 2018 fiscal year to RMB650.4 million (US$90.9 million) in the 2019 fiscal year, primarily due to a 16.1% increase in the average number of students from 15,620 to 18,132 and a 4.9% increase in the average tuition and fees from RMB34,187 to RMB35,872 during the same period.

Kindergartens. Our revenue from kindergartens increased by 24.0% from RMB399.2 million in the 2018 fiscal year to RMB495.0 million (US$69.2 million) in the 2019 fiscal year, primarily due to a 22.3% increase in the average number of students from 13,693 to 16,742. Revenue contribution from Xinqiao and Qiqiaoban kindergartens was RMB52.9 million (US$7.4 million) for the 2019 fiscal year.  The average tuition and fees decreased from RMB30,736 in the 2018 fiscal year to RMB30,424 in the 2019 fiscal year, primarily due to the lower average tuition and fees at our newly-acquired kindergartens.

•                  Overseas schools. We recorded revenue from overseas schools of RMB181.8 million (US$25.4 million) in the 2019 fiscal year, accounted for 7.1% of the total revenues. For the 2019 fiscal year, overseas schools had an average number of students of 2,514 and an average tuition and fees of RMB239,486.

•                  Complementary education services. Our revenue from complementary education services increased by 150.4% from RMB196.1 million in the 2018 fiscal year to RMB490.8 million (US$68.6 million) in the 2019 fiscal year, primarily due to the revenue contribution from acquired businesses including Can-achieve, FGE, Hangzhou Impression and Chengdu Yinzhe of RMB285.0 million (US$39.8 million).

Cost of revenue. Our cost of revenue increased by 45.4% from RMB1,090.6 million in the 2018 fiscal year to RMB 1,586.0 million (US$221.7 million) in the 2019 fiscal year, primarily due to an increase in staff costs from RMB753.7 million to RMB979.6 million (US$136.9 million) during the same period as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened or acquired schools. We opened three kindergartens in the 2019 fiscal year. We also acquired eight kindergartens, one international school and six overseas schools in the 2019 fiscal year. The average number of our teachers and instructors increased by 30.4% from 4,297 in the 2018 fiscal year to 5,602 in the 2019 fiscal year.

•                  Domestic K-12 schools.

International schools. Our cost of revenue incurred by international schools increased by 22.1% from RMB373.4 million in the 2018 fiscal year to RMB456.0 million (US$63.7 million) in the 2019 fiscal year, primarily due to a 19.1% increase in staff costs from RMB286.0 million to RMB340.6 million (US$47.6 million) as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of schools. We acquired one international schools during the 2019 fiscal year.

Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 15.3% from RMB346.9 million in the 2018 fiscal year to RMB400.0 million (US$55.9 million) in the 2019 fiscal year, primarily due to a 15.3% increase in staff costs from RMB242.6 million to RMB279.6 million (US$39.1 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network.

Kindergartens. Our cost of revenue incurred by kindergartens increased by 25.0% from RMB223.4 million in the 2018 fiscal year to RMB279.3 million (US$39.0 million) in the 2019 fiscal year, primarily due to a 19.4% increase in staff costs from RMB164.9 million to RMB196.9 million (US$27.5 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools. We opened three kindergartens and acquired eight kindergartens during the 2019 fiscal year.

•                  Overseas school. Our costs of revenue incurred by our overseas school was RMB145.6 million (US$20.4 million) in the 2019 fiscal year. We acquired six overseas schools during the 2019 fiscal year.

•                  Complementary education services. Our cost of revenue incurred by complementary education services increased significantly from RMB146.9 million in the 2018 fiscal year to RMB305.0 million (US$42.6 million) in the 2019 fiscal year, primarily due to the increased expenses from our acquired complementary education services, including Can-achieve, FGE, Hangzhou Impression and Chengdu Yinzhe.

Gross profit. As a result of the foregoing, our gross profit increased by 55.5% from RMB628.3 million in the 2018 fiscal year to RMB977.0 million (US$136.6 million) in the 2019 fiscal year. Our gross margin increased from 36.6% in the 2018 fiscal year to 38.1% in the 2019 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 87.9% from RMB368.1 million in the 2018 fiscal year to RMB691.9 million (US$96.7 million) in the 2019 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue increased from 21.4% in the 2018 fiscal year to 27.0% in the 2019 fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits incurred from additional general and administrative staff members, equity incentive award-related expenses to retain talents, the increase in marketing expenses for brand promotion, the costs associated with acquisitions and other professional services to support the business growth as a listed company as well as the incremental selling, general and administrative expenses incurred from the acquired businesses.

Operating income. As a result of the foregoing, we experienced an operating gain of RMB272.2 million in the 2018 fiscal year, and an operating gain of RMB300.5 million (US$42.0 million) in the 2019 fiscal year.

Interest income, net. Our net interest income decreased by 11.1% from RMB27.3 million in the 2018 fiscal year to RMB24.3 million (US$3.4 million) in the 2019 fiscal year, primarily due to the increased interest expense as a result of senior note issuance.

Income tax expense. Our income tax expense was RMB80.6 million (US$11.3 million) in the 2019 fiscal year, and our effective tax rate was 24.2%, lower than the statutory rate of 25.0%, primarily due to the utilization of net operating losses carry-forwards. Our effective tax rate increased from 21.3% in the 2018 fiscal year to 24.2% in the 2019 fiscal year, primarily due to (1) the increase in the number of schools that began to generate net profits in the 2019 fiscal year, and (2) the increase of undeductible expenses.

Income for the year. As a result of the foregoing, we experienced a net gain of RMB248.9 million for the 2018 fiscal year and a net gain of RMB252.8million (US$35.3 million) for the 2019 fiscal year.

Adjusted net income. We recorded an adjusted net income of RMB327.7 million (US$45.8 million) for the 2019 fiscal year, compared to an adjusted net income of RMB284.6 million for the 2018 fiscal year. See “—Non-GAAP measures.”

Year ended August 31, 2017 compared to year ended August 31, 2018

Revenue. Our revenue increased by 29.4% from RMB1,328.4 million in the 2017 fiscal year to RMB1,718.9 million in the 2018 fiscal year, primarily due to a 23.3% increase in the average total number of students from 29,747 to 36,679, and a 1.7% increase in the average tuition and fees from RMB41,384 to RMB42,108 during the same periods. Our revenue from complementary education services also increased significantly from RMB97.4 million in the 2017 fiscal year to RMB196.1 million in the 2018 fiscal year, primarily due to revenue contribution from Can-achieve, our acquired international education consulting company, and an increase in the revenue of élan English learning centers.

•                  International schools. Our revenue from international schools increased by 16.6% from RMB505.6 million in the 2017 fiscal year to RMB589.6 million in the 2018 fiscal year, primarily due to a 17.2% increase in the average number of students from 6,283 to 7,366, partially offset by a 0.5% decrease in the average tuition and fees from RMB80,478 to RMB80,048 during the same period primarily due to pricing strategies related to our promotional efforts for schools in the ramp-up stage.

•                  Bilingual schools. Our revenue from bilingual schools increased by 29.2% from RMB413.4 million in the 2017 fiscal year to RMB534.0 million in the 2018 fiscal year, primarily due to an 18.4% increase in the average number of students from 13,189 to 15,620 and a 9.1% increase in the average tuition and fees from RMB31,346 to RMB34,187 during the same period.

•                  Kindergartens. Our revenue from kindergartens increased by 28.0% from RMB312.0 million in the 2017 fiscal year to RMB399.2 million in the 2018 fiscal year, primarily due to a 33.3% increase in the average number of students from 10,275 to 13,693, and a 1.2% increase in the average tuition and fees from RMB30,364 to RMB30,736 during the same period.

•                  Complementary education services. Our revenue from complementary education services increased significantly from RMB97.4 million in the 2017 fiscal year to RMB196.1 million in the 2018 fiscal year, primarily due to (1) a revenue contribution of RMB62.5 million from Can-achieve, (2) an RMB13.3 million increase in the revenue of élan English learning centers from the 2017 fiscal year, and (3) revenue contribution from FGE of RMB6.7 million.

Cost of revenue. Our cost of revenue increased by 26.8% from RMB860.3 million in the 2017 fiscal year to RMB1,090.6 million in the 2018 fiscal year, primarily due to a RMB135.6 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools. We opened five bilingual schools and five kindergartens in the 2018 fiscal year. We also acquired five kindergartens in the 2018 fiscal year. The average number of our teachers and instructors increased by 18.4% from 3,628 in the 2017 fiscal year to 4,297 in the 2018 fiscal year.

•                  International schools. Our cost of revenue incurred by international schools increased by 3.7% from RMB360.0 million in the 2017 fiscal year to RMB373.4 million in the 2018 fiscal year, primarily due to a 6.6% increase in staff costs from RMB268.3 million to RMB286.0 million as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of schools.

•                  Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 32.2% from RMB262.3 million in the 2017 fiscal year to RMB346.9 million in the 2018 fiscal year, primarily due to a 32.8% increase in staff costs from RMB182.6 million to RMB242.6 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network. We opened five bilingual schools during the 2018 fiscal year.

•                  Kindergartens. Our cost of revenue incurred by kindergartens increased by 25.0% from RMB178.8 million in the 2017 fiscal year to RMB223.4 million in the 2018 fiscal year, primarily due to a 21.2% increase in staff costs from RMB136.0 million to RMB164.9 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools. We opened five kindergartens and acquired five kindergartens during the 2018 fiscal year.

•                  Complementary education services. Our cost of revenue incurred by complementary education services increased significantly from RMB59.2 million in the 2017 fiscal year to RMB146.9 million in the 2018 fiscal year, primarily due to (1) the consolidation of Can-achieve’s cost of revenue of RMB47.3 million, and (2) an increase in cost of revenue of élan.

Gross profit. As a result of the foregoing, our gross profit increased significantly from RMB468.0 million in the 2017 fiscal year to RMB628.3 million in the 2018 fiscal year. Our gross margin increased from 35.2% in the 2017 fiscal year to 36.6% in the 2018 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, resulting in an improvement in the student-to-teacher ratio in our schools from 8.4 for the 2017 fiscal year to 8.8 for the 2018 fiscal year.

Our gross profit margin for our bilingual schools decreased from the 2017 fiscal year to the 2018 fiscal year primarily due to the ramp-up of our five newly opened bilingual schools in the 2018 fiscal year, and our gross profit margin for our complementary education services decreased primarily due to (1) the ramp-up of élan English learning centers, and (2) the integration of our acquired international education consulting business under the brand of Can-achieve, the gross margin of which is generally lower than those of the private K-12 education business.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 40.5% from RMB262.0 million in the 2017 fiscal year to RMB368.1 million in the 2018 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue increased from 19.7% in the 2017 fiscal year to 21.4% in the 2018 fiscal year. This increase is primarily due to our share-based compensation to our selling, general and administrative staff of RMB29.1 million.

Operating income. As a result of the foregoing, we experienced an operating gain of RMB214.9 million in the 2017 fiscal year, and an operating gain of RMB272.2 million in the 2018 fiscal year.

Interest income, net. Our net interest income increased significantly from RMB4.9 million in the 2017 fiscal year to RMB27.3 million in the 2018 fiscal year, primarily due to an increase in holdings of bank deposits from cash generated from our business operations and proceeds from our initial public offering and follow-on offering during the 2018 fiscal year.

Income tax expense. Our income tax expense was RMB67.4 million in the 2018 fiscal year, and our effective tax rate was 21.3%, lower than the statutory rate of 25.0%, primarily due to the utilization of net operating losses carry-forwards. Our effective tax rate increased from 17.6% in the 2017 fiscal year to 21.3% in the 2018 fiscal year, primarily due to (1) the increase in the number of schools that began to generate net profits in the 2018 fiscal year, and (2) the expiration of a five-year tax exemption previously enjoyed by Country Garden Venice Bilingual School and Country Garden Venice Kindergarten.

Income for the year. As a result of the foregoing, we experienced a net gain of RMB191.8 million for the 2017 fiscal year and a net gain of RMB248.9 million for the 2018 fiscal year.

Adjusted net income. We recorded an adjusted net income of RMB284.6 million for the 2018 fiscal year, compared to an adjusted net income of RMB194.3 million for the 2017 fiscal year. See “—Non-GAAP measures.”

B.                                    Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities and proceeds from our financing activities. As of August 31, 2017, 2018 and 2019, we had RMB1,896.7 million, RMB3,164.1 million and RMB3,265.0 million (US$456.4 million), respectively, in cash and cash equivalents and restricted cash. Approximately 43.7% of our cash and cash equivalents and restricted cash as of August 31, 2019 were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We intend to finance our future working capital requirements and capital expenditures primarily from cash generated from operating activities, and to a lesser extent, from debt and equity financing activities.

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

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	Year Ended August 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	464,919	554,216	864,988	120,905
Net cash provided by/(used in) investing activities	(55,725)	(472,460)	(2,256,009)	(315,336)
Net cash provided by financing activities	1,161,511	1,092,604	1,479,533	206,803
Net increase in cash and cash equivalents, and restricted cash	1,570,705	1,174,360	88,512	12,372
Cash and cash equivalents, and restricted cash at beginning of the year	362,451	1,896,662	3,164,081	442,263
Effect of exchange rate change	(36,494)	93,059	12,421	1,736
Cash and cash equivalents, and restricted cash at end of the year	1,896,662	3,164,081	3,265,014	456,371

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

For the 2019 fiscal year, we had net cash from operating activities of RMB865.0 million (US$121.0 million). This amount represents our net income of RMB252.8 million (US$35.3 million), adjusted primarily for (1) contract liability of RMB293.3 million (US$41.0 million) due to increased enrollment of students and increase in our average tuitions, (2) depreciation of RMB106.1 million (US$14.8 million) relating primarily to our school facilities capitalized renovation construction, (3) accrued expenses and other current liabilities of RMB104.5 million (US$14.6 million), and (4) share-based compensation of RMB51.7 million (US$7.2 million).

For the 2018 fiscal year, we had net cash from operating activities of RMB554.2 million. This amount represents our net income of RMB248.9 million, adjusted primarily for (1) deferred revenue of RMB190.6 million due to increased enrollment of students and increase in our average tuitions, (2) depreciation of RMB78.3 million relating primarily to our school facilities capitalized renovation construction, (3) accrued expenses and other current liabilities of RMB50.9 million, and (4) share-based compensation of RMB29.1 million.

For the 2017 fiscal year, we had net cash from operating activities of RMB464.9 million. This amount represents our net income of RMB191.8 million, adjusted primarily for (1) depreciation of RMB74.4 million relating primarily to our school facilities capitalized renovation construction, (2) deferred revenue of RMB96.5 million due to increased enrollment of students and increase in our average tuitions, and (3) accrued expenses and other current liabilities of RMB69.1 million.

Investing activities

For the 2019 fiscal year, we had net cash used in investing activities of RMB2,256.0 million (US$315.3 million), primarily attributable to (1) acquisition of subsidiaries of RMB1,721.1 million (US$240.6 million), (2) purchase of short-term investments of RMB688.4 million (US$96.2 million), (3) payment for acquisition deposits of RMB338.6 million (US$47.3 million), and (4) additions of property and equipment of RMB155.2 million (US$21.7 million), partially offset by proceeds from redemption of short-term investments upon maturity of RMB669.1 million (US$93.5 million). For details on our acquisitions, see “Item 4. Information on the Company—B. Business Overview—Our Expansions and Investments.”

For the 2018 fiscal year, we had net cash used in investing activities of RMB472.5 million, primarily attributable to (1) purchase of short-term investments of RMB1,897.0 million, (2) purchase of long-term investments of RMB190.9 million, (3) acquisition of subsidiaries of RMB179.6 million, and (4) additions of property and equipment of RMB117.6 million, partially offset by proceeds from redemption of short-term investments upon maturity of RMB1,922.6 million.

For the 2017 fiscal year, we had net cash used in investing activities of RMB55.7 million, primarily attributable to (1) purchase of short-term investments of RMB966.0 million; (2) advances to related parties of RMB144.6 million, partially offset by (1) proceeds from redemption of short-term investments upon maturity of RMB1,003.5 million, and (2) repayments from related parties of RMB229.2 million.

Financing activities

For the 2019 fiscal year, we had net cash from financing activities of RMB1,479.5 million (US$206.8 million), representing (1) proceeds from the issuance of senior notes in July 2019 of RMB2,069.2 million (US$300.0 million), and (2) proceeds from bank borrowings of RMB50.0 million (US$7.0 million), partially offset by repurchase of ordinary shares of RMB417.1 million (US$58.3 million).

For the 2018 fiscal year, we had net cash from financing activities of RMB1,092.6 million, primarily due to (1) net proceeds from our follow-on offering (net of offering cost paid RMB6.0 million) of RMB1,151.7 million, and (2) proceeds from bank borrowings of RMB49.8 million, partially offset by repurchase of ordinary shares of RMB108.9 million.

For the 2017 fiscal year, we had net cash from financing activities of RMB1,161.5 million, primarily due to (1) net proceeds from our initial public offering (net of offering cost paid RMB3.2 million) of RMB1,147.9 million, and (2) advances from related parties of RMB71.4 million, partially offset by repayments to our related parties of RMB57.7 million.

For the translations of our net proceeds from our initial public offering and follow-on offering as well as proceeds from issuance of senior notes, we used the foreign exchange rates on the dates of closing of the initial public offering, follow-on offering and issuance of senior notes, respectively.

Capital Expenditures

We incurred capital expenditures of RMB97.1 million, RMB117.6 million and RMB155.2 million (US$21.7 million) in the 2017, 2018 and 2019 fiscal years, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China, the United Kingdom, the United States and Canada. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. For the 2017, 2018 and 2019 fiscal years, our PRC subsidiaries did not make any apportion to the statutory surplus reserve fund, and our schools made apportions of RMB17.1 million, nil and nil to the development fund, respectively. Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions of (1) our affiliated entities and (2) our subsidiaries for the periods indicated as a percentage of total revenues:

	As of August 31,
	2017		2018		2019
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except percentages)
Our affiliated entities	1,320,421	99.4%	1,621,872	94.4%	2,102,396	293,865	82.0%
Our subsidiaries	7,946	0.6%	96,999	5.6%	460,609	64,382	18.0%
Total revenues	1,328,367	100.0%	1,718,871	100.0%	2,563,005	358,247	100.0%

The following table sets forth the respective asset contributions of (1) our affiliated entities and (2) our subsidiaries as of the date indicated as a percentage of total assets:

	As of August 31,
	2017		2018		2019
	RMB	% of total assets	RMB	% of total assets	RMB	US$	% of total assets
	(in thousands, except percentages)
Our affiliated entities	1,488,123	55.4%	1,690,615	36.2%	2,405,769	336,269	30.9%
Our subsidiaries	1,198,509	44.6%	2,975,866	63.8%	5,381,868	752,256	69.1%
Total assets	2,686,632	100.0%	4,666,481	100.0%	7,787,637	1,088,525	100.0%

C.                                    Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Curriculum Development.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2019 fiscal year that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2019.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	2,907,174	406,353	194,285	365,562	316,668	2,030,659
Senior notes	2,625,986	367,050	159,899	2,466,087	—	—
Short-term loans	50,085	7,001	50,085	—	—	—

We lease certain school and office premises under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB20.2 million, RMB28.1 million and RMB107.9 million (US$15.1 million) in the 2017, 2018 and 2019 fiscal years, respectively.

We also have certain capital commitments that primarily relate to commitments for construction of schools. Total capital commitments contracted but not yet reflected in the combined and consolidated financial statements was RMB64.0 million (US$8.9 million) as of August 31, 2019. All of these capital commitments will be fulfilled in the future according to the construction progress.

In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022.

From time to time, we take out loans with commercial banks to provide for our working capital for daily operation.

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

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huiyan Yang	38	Chairperson of the Board of Director

Junli He	45	Director and Executive Vice Chairman

Shuting Zhou	35	Director

Peter Andrew Schloss	59	Director

Jun Zhao	57	Director

Ronald J. Packard	56	Director

Derek Yiyi Feng	53	Chief Executive Officer

Dongmei Li	51	Chief Financial Officer

Jinsheng Cheng	56	Vice President

Yibo Wen	36	Vice President and Chief Human Resource Officer

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

Junli He has served as the executive vice chairman of Bright Scholar Holdings since February 2019 and as a director of our company since October 2015. Prior to January 2019, Mr. He was the chief executive officer of our company since October 2015. Before joining us, Mr. He was a managing director of TStone Fund from June 2012 to June 2015. He had served as the chief financial officer, chief executive officer and a director of Noah Education Holdings Ltd., a former NYSE-listed private education services provider in China, from July 2009 to December 2011. Mr. He was a portfolio manager at Morgan Stanley Global Wealth Management from June 2008 to June 2009 and had served as a vice president at Bear Stearns from June 2006 to May 2008. Mr. He obtained a bachelor in chemistry science from Peking University and an MBA with Honors from the University of Chicago, Booth School of Business. Mr. He is also a CFA charter holder.

Shuting Zhou became a director of Bright Scholar Holdings in May 2017.  Ms. Zhou has served as the general manager of new business department finance branch at Country Garden Holdings Company Limited since November 2019. Ms. Zhou has been a deputy financial controller of Guangdong Country Garden Property Management Co., Ltd., a subsidiary of Country Garden Holdings Company Limited, since May 2016. Ms. Zhou held various managerial positions at Guangdong Country Garden Property Management Co., Ltd. from February 2009 to April 2016. From March 2007 to January 2009, Ms. Zhou served as an accounting manager at Gaoyao Biyi Property Development Co., Ltd. and Shaoguan Country Garden Property Development Co., Ltd., both of which are subsidiaries of Country Garden Holdings Company Limited. Ms. Zhou obtained a bachelor degree in financial management from Guangdong University of Finance & Economics.

Peter Andrew Schloss became a director of Bright Scholar Holdings in May 2017. Mr. Schloss has served as the managing partner and chief executive officer of CastleHill Partners since November 2015. Mr. Schloss is also a director and the audit committee chairman of YY, Inc., an interactive social platform listed on the NASDAQ Stock Market, since 2012. Mr. Schloss was a director and the audit committee chairman of Giant Interactive Group Inc., a China-based online game developer and operator, from 2007 to 2015, and a partner at Phoenix Media Fund L.P., a private equity fund established by Phoenix Television Group, from 2012 to May 2016. From 2009 to 2012, Mr. Schloss served as the founder and chief executive officer of Allied Pacific Sports Network Limited, a leading over-the-top provider of live and on-demand sports in Asia. Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss obtained a bachelor degree in political science and a juris doctor degree from Tulane University.

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

Derek Yiyi Feng has served as the chief executive officer of Bright Scholar Holdings since January 2019. Prior to joining us, Mr. Feng co-founded and served as the chief executive officer of Qingmiao Dental, a company primarily engaged in orthodontics for children from 2017 to 2018. Before that, he had served as the chief executive officer of Global Education and Technology Group from 2015 to 2016, a leading provider of test preparation, study abroad services, and overseas camp programs in China. From 2012 to 2014, Mr. Feng had served as the chairman and interim chief executive officer of Chinacast Education Corporation, a company focusing on higher education in China. From 2006 to 2011, Mr. Feng had served as an executive vice president for strategy, planning, and operations at Knowledge Universe, an education investment company in the United States. Prior to that, he had spent seven years at General Electric Company. Mr. Feng obtained a bachelor degree in industrial automation from Tsinghua University, and an MBA from the University of California, Los Angeles.

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

Yibo Wen has served as a vice president and chief human resource officer of Bright Scholar Holdings since July 2019. Prior to joining us, Mr. Wen had worked for Country Garden Holdings Company Limited from January 2015 and served as a deputy general manager of the training and development department, general manager of the overseas human resource department and a deputy general manager at the human resource center. Prior to that, he had also worked for Midea Group, Hay Group and Aon-Hewitt. Mr. Wen obtained a master’s degree in public administration from Harbin Institute of Technology.

B.            Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended August 31, 2019, we paid an aggregate of approximately RMB12.5 million (US$1.7 million) in cash to our executive officers, and RMB0.8 million (US$0.1 million) to our directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share Incentive Plan

In February 2017, our board of directors approved the 2017 Share Incentive Plan (the “2017 Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan shall be 5,263,158 ordinary shares, which constitutes 5.0% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2017 Plan, after giving effect to a ten-for-one share split effected on April 26, 2017. In December 2017, we granted share options to purchase a total of 845,000 Class A ordinary shares to certain school principals and management team members at an exercise price of US$8.74 per share with vesting period varying from three to five years. In September 2018, we granted options to purchase 167,138 Class A ordinary shares to certain members of the senior management team of Can-achieve pursuant to the 2017 Plan at an exercise price of US$8.74 per share with vesting periods ending on December 31, 2018, 2019 and 2020. In January 2019, we granted options to purchase 2,545,000 Class A ordinary shares to a certain member of our senior management team pursuant to the 2017 plan at an exercise price of US$8.74 per share.

In the 2018 fiscal year, our share-based payment expenses were RMB29.1 million in connection with the share options granted to employees. In the 2019 fiscal year, our share-based payment expenses were RMB51.7 million (US$7.2 million) in connection with the share options granted to employees.

The following table summarizes, as of December 15, 2019, the outstanding options we have granted to our directors, officers and other individuals under the 2017 Plan:

Name	Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Dongmei Li	*	US$	8.74	December 15, 2017	December 14, 2027
Jinsheng Cheng	*	US$	8.74	December 15, 2017	December 14, 2027
Derek Yiyi Feng	*	US$	8.74	January 18, 2019	December 14, 2027
Senior management members of Can-achieve	129,017	US$	8.74	September 1, 2018	December 14, 2027
Other individuals as a group	570,646	US$	8.74	December 15, 2017	December 14, 2027

*                 Less than 1% of our total outstanding shares on an as-converted basis or voting power assuming full exercise of the options.

The following table sets forth the number of options that have been granted, exercised, and forfeited as of December 15, 2019.

Options**
Granted	3,557,138
Exercised	14,457
Forfeited	480,845
Outstanding	3,061,836

**          Includes the 167,138 options granted to senior management members of Can-achieve, of which 10,197 has been exercised, and 27,924 has been forfeited.

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

Audit Committee. Our audit committee consists of Mr. Peter Andrew Schloss, Mr. Jun Zhao and Mr. Ronald J. Packard, and is chaired by Mr. Schloss. Mr. Schloss, Mr. Zhao and Mr. Packard satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Schloss qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Jun Zhao, Mr. Peter Andrew Schloss and Ms. Huiyan Yang, and is chaired by Mr. Zhao. Mr. Zhao and Mr. Schloss satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D.                                    Employees

We had 6,501 employees in 2017 fiscal year, 7,891 in 2018 fiscal year and 10,366 in 2019 fiscal year. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements. In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, and employees in sales and marketing, finance and general administration. In the 2018 fiscal year, we began to classify certain nursery staff as teachers, and we retrospectively made the reclassification for the 2016 and 2017 fiscal years. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2017 fiscal year	2018 fiscal year	2019 fiscal year
Teachers and instructors	3,628	4,297	5,602
Managerial staff	139	469	660
Educational and administrative staff	969	1,012	1,629
Supporting staff	1,765	2,113	2,475
Total	6,501	7,891	10,366

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

E.                                    Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of December 15, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on the fact that there are 120,549,136 ordinary shares outstanding, including 26,859,136 Class A ordinary shares and 93,690,000 Class B ordinary shares outstanding as of December 15, 2019.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	% of aggregate ordinary shares***	% of aggregate voting power†***
Directors and Executive Officers: **
Ms. Huiyan Yang (1)	5,451,559	87,590,000	93,041,559	77.18%	92.45%
Mr. Junli He (2)	1,304,000	6,100,000	7,404,000	6.14%	6.49%
Ms. Shuting Zhou	—	—	—	—	—
Mr. Peter Andrew Schloss	—	—	—	—	—
Mr. Ronald J. Packard	—	—	—	—	—
Mr. Derek Yiyi Feng	*	—	*	*	*
Mr. Jun Zhao	—	—	—	—	—
Ms. Dongmei Li	*	—	*	*	*
Mr. Jinsheng Cheng	*	—	*	*	*
Mr. Yibo Wen	—	—	—	—	—
Directors and executive officers as a group	7,124,982	93,690,000	100,814,982	83.63%	98.96%
Principal Shareholders:
Excellence Education Investment Limited (3)	—	72,590,000	72,590,000	60.22%	76.38%
Ultimate Wise Group Limited (4)	451,559	15,000,000	15,451,559	12.82%	15.81%
Mr. Junli He (5)	1,304,000	6,100,000	7,404,000	6.14%	6.49%
Sure Brilliant Global Limited (6)	5,000,000	—	5,000,000	4.15%	0.26%
Serenity Capital LLC (7)	2,195,075	—	2,195,075	1.82%	0.12%
Hillhouse Capital Advisors , Ltd. (8)	3,985,797	—	3,985,797	3.31%	0.21%
Indus Capital Partners, LLC (9)	5,237,814	—	5,237,814	4.34%	0.28%

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

***   The calculation of percentage of aggregate ordinary shares and aggregate voting power does not take into account the 235,022 Class A ordinary shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Plan. We have, however, included the 14,457 Class A ordinary shares already issued upon exercise of options under the 2017 Plan as of December 15, 2019. We have also included Class A ordinary shares that may be issued for options exercisable within 60 days from the date of this annual report, provided that these shares are not included in the computation of the percentage ownership or voting power of any other person. The calculation of percentage of aggregate ordinary shares and aggregate voting power also does not take into account the 36,138 Class A ordinary shares we repurchased but not cancelled as of December 15, 2019.

(1)         Represents 5,000,000 Class A ordinary shares directly held by Sure Brilliant Global Limited (“Sure Brilliant) wholly owned by Ms. Huiyan Yang, and 451,559 Class A ordinary shares and 15,000,000 Class B ordinary shares directly held by Ultimate Wise Group Limited (“Ultimate Wise”) and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited (“Excellence Education”), both of which are wholly owned subsidiaries of Noble Pride Global Limited (“Noble Pride”). The sole shareholder of Noble Pride is TMF Trust (HK) Limited (“TMF Trust”), which acts as the trustee for Yeung Family Trust V, in which Ms. Huiyan Yang is a joint settlor and a member of the two-person investment committee. Sure Brilliant, Noble Pride, Ultimate Wise and Excellence Education are all British Virgin Islands companies. TMF Trust is incorporated and existing under the laws of Hong Kong, with its principal business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Yeung Family Trust V is an irrevocable discretionary trust established under the laws of Jersey. Ms. Huiyan Yang and Ms. Meirong Yang, a relative of hers, are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the ordinary shares beneficially owned by Yeung Family Trust V in our company. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. In addition, according to an acting-in-concert agreement entered into in February 2017, Ms. Huiyan Yang agreed to consult and agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. See the Schedule 13D and Schedule 13D/A jointly filed by Ms. Huiyan Yang, Sure Brilliant, Ultimate Wise, Excellence Education, Noble Pride, TMF Trust and Yeung Family Trust V on December 31, 2018 and February 19, 2019, respectively, for further details.

(2)         Includes 64,000 Class A ordinary shares in the form of ADSs acquired from open market, 4,000,000 Class B ordinary shares and 1,240,000 Class A ordinary shares directly held by Mr. He and 2,100,000 Class B ordinary shares held in an irrevocable discretionary trust established by Mr. He.

(3)         Represents 72,590,000 Class B ordinary shares directly held by Excellence Education, a British Virgin Islands company with its registered office located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.

(4)         Represents 451,559 Class A ordinary shares in the form of ADSs and 15,000,000 Class B ordinary shares directly held by Ultimate Wise, a British Virgin Islands company with its registered office located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.

(5)         In his capacity as an individual principal shareholder. See also footnote (2) above.

(6)         Represent 5,000,000 Class A ordinary shares in the form of ADSs directly held by Sure Brilliant which is wholly-owned by Ms. Huiyan Yang. Sure Brilliant is a British Virgin Islands company with its registered address located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.

(7)         Represents 2,195,075 Class A ordinary shares in the form of ADSs beneficially owned by Serenity Capital LLC as reported in Form 13F-HR filed by Serenity Capital LLC on November 14, 2019. Serenity Capital LLC is a company incorporated in Delaware, United States with its business address at Suite 200, 530 Lytton Avenue, Palo Alto, California 94301.

(8)         Represents 3,985,797 Class A ordinary shares in the form of ADSs beneficially owned by Hillhouse Capital Advisors, Ltd. as reported in Form 13F-HR filed by Hillhouse Capital Advisors, Ltd. on November 14, 2019. Hillhouse Capital Advisors, Ltd. is a company incorporated in the Cayman Islands with its business address at C/O DMS House, 20 Genesis Close PO Box 2587, George Town, Grand Cayman, E9 KY1-1103.

(9)         Represents 5,237,814 Class A ordinary shares in the form of ADSs beneficially owned by Indus Capital Partners, LLC as reported in Form 13F-HR filed by Indus Capital Partners, LLC on November 14, 2019. Indus Capital Partners, LLC is a company incorporated in Delaware, United States with its business address at 888 Seventh Avenue, 26th Floor, New York, New York 10019.

On February 8, 2017, Ms. Meirong Yang and Ms. Huiyan Yang, who together beneficially own 92.45% of the aggregate voting power of our company, entered into an acting-in-concert agreement. According to the acting-in-concert agreement, Ms. Huiyan Yang and Ms. Meirong Yang must consult with each other before voting and deciding on material matters in relation to the management of our company, including matters subject to approvals by board or shareholders’ meetings, such as appointment of directors and officers and adoption of key group-level policies. If no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. Ms. Huiyan Yang and Ms. Meirong Yang retrospectively confirmed in the acting-in-concert agreement that they have been acting-in-concert since 2008. The acting-in-concert agreement will continue until (1) such agreement is terminated by the parties thereto or (2) the disposal of all of either party’s interests in our company and affiliated entities and termination of either party’s employment or directorship with our company and affiliated entities. In 2018, Ms. Huiyan Yang and Ms. Meirong Yang further set up Yeung Family Trust V, an irrevocable discretionary trust established under the laws of Jersey with TMF Trust, a company incorporated and existing under the laws of Hong Kong, acting as its trustee. Ms. Huiyan Yang and Ms. Meirong Yang are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the ordinary shares beneficially owned by Yeung Family Trust V in our company. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. Yeung Family Trust V was established for succession planning purposes.

To our knowledge, as of August 31, 2019, the record holders of our Class A ordinary shares in the United States include Mr. Junli He and The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

School Operation Agreements with Country Garden

As of August 31, 2019, substantially all of our schools in China, other than those that do not operate on Country Garden properties, had entered into a three-year school operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate these schools, while we are responsible for the operation and management of these schools. We may also provide preferential student placements and tuition discounts to Country Garden’s homeowners. We are in the process of arranging the execution of such school operation agreements with Country Garden for our domestic K-12 schools established after August 31, 2019.

Trademark Licensing Agreements with Country Garden

As of August 31, 2019, the majority of our schools in China had entered into a trademark licensing agreement with Country Garden, pursuant to which Country Garden agreed to grant such schools the right to use certain trademarks, including “Country Garden,” free of charge for a term expiring in 2020 or 2023. We are in the process of arranging the execution of such trademark licensing agreements with Country Garden for schools that have not already executed such agreements and for the kindergarten established after August 31, 2019.

Transactions with Certain Related Parties

Purchase of services and materials

We purchase services and materials, which include mechanics and electrics engineering services, construction services, shuttle bus services and furniture, from other entities controlled by Ms. Huiyan Yang, our chairperson, including Country Garden. In the 2017, 2018 and 2019 fiscal years, we entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•              Country Garden Intelligent Services Group Co., Ltd.

•              Guangdong Phoenix Holiday International Travel Service Co., Ltd.

•              Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.

•              Foshan Shunde Country Garden Property Development Co., Ltd.

•              Zengcheng Crystal Water Plant Co., Ltd.

•              Guangdong Shunde Phoenix Optimal Commercial Co., Ltd.

•              Guangzhou Country Garden Shuttle Bus Services Limited

•              Huidong Country Garden Real Estate Development Co., Ltd.

•              Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.

•              Guangdong Elite Architectural Co., Ltd.

•              Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.

•              Guangyuan Country Garden Investment Co., Ltd.

•              Guangdong Giant Leap Construction Co., Ltd.

For the 2017, 2018 and 2019 fiscal years, we entered into transactions of an aggregate of approximately RMB15.7 million, RMB16.8 million and RMB19.4 million (US$2.7 million), respectively, to purchase materials, construction services and other services from such related parties.

Interest incurred from Promissory Note

During 2019, Fine Nation Group Limited issued a promissory note with a principal amount of US$100 million to us, which has been fully paid as of August 31, 2019 with an interest expense of RMB4.5 million.

Advances and loans from and to related parties

The following table presents amounts owed from and to our related parties as of August 31, 2018 and 2019:

	As of August 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties
Foshan Shunde Country Garden Property Development Co., Ltd. (1)	4,172	3,576	500
Huidong Country Garden Real Estate Development Co., Ltd. (2)	3,445	—	—
Changsha Ningxiang Country Garden Property Development Co., Ltd. (2)	2,186	474	66
Kaiping Country Garden Property Development Co., Ltd. (6)	1,590	1,590	222
Zengcheng Country Garden Property Development Co., Ltd. (5)	948	—	—
Szeto, Kwok Kin Daniel (3)	999	2	1
Can-Achieve Global Edutour Co., Ltd. (4)	2,505	3,144	439
Others (1)	2,115	1,866	261
Total	17,960	10,652	1,489

(1)       The amounts mainly represent the advance payment for purchasing services and materials or construction services provided by the entities controlled by Ms. Huiyan Yang.

(2)       The amounts mainly represent the receivables of the enrolment tuition discount provided to the owners of properties which were subsidized by real estate entities controlled by Ms. Huiyan Yang.

(3)       The amounts mainly represent the receivable from a non-controlling interest shareholder acquired through the acquisition of FGE Group.

(4)       The amounts mainly represent the receivables from Can-Achieve Global Edutour Co., Ltd. which consist of expense paid on behalf of Can-Achieve Global Edutour Co., Ltd.

(5)       The amounts due from related parties represent expenses paid on behalf of entities controlled by Ms. Huiyan Yang.

(6)       The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd.

	As of August 31,
	2018	2019
	RMB	RMB	US$
	(in thousand)
Amounts due to related parties
Laian Country Garden Property Development Co., Ltd.(1)	11,550	11,550	1,614
Changsha Ningxiang Country Garden Property Development Co., Ltd. (1)	8,732	8,732	1,221
Chuzhou Country Garden Property Development Co., Ltd. (1)	12,000	30,769	4,301
Wuhan Country Garden Property Management Co., Ltd. (1)	3,154	3,154	441
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd. (2)	5,781	6,515	911
Guangdong Giant Leap Construction Co., Ltd. (2)	17,058	10,166	1,421
Guangyuan Country Garden Investment Co., Ltd. (2)	1,200	—	—
Baoding Baigou New Town Honghua Eaton Commerce Co., Ltd. (3)	3,000	3,000	419
New Learning Management Co., Ltd. (4)	89,469	—	—
Huaihua Zhiyi Network Technology Limited Partnership (5)	—	18,335	2,563
Huaihua Yimeng Network Technology Limited Partnership (5)	—	9,167	1,281
Huidong Country Garden Real Estate Development Co., Ltd. (6)	—	3,110	435
Others	5,351	5,540	774
Total	157,295	110,038	15,381

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

	As of August 31,
	2018	2019
	RMB	RMB	US$
	(in thousand)
Other non-current liability due to related parties
Huaihua Zhiyi Network Technology Limited Partnership (5)	—	14,490	2,025
Huaihua Yimeng Network Technology Limited Partnership (5)	—	7,246	1,013
Total	—	21,736	3,038

Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)      The amounts mainly represent financing funds for maintaining daily operation of schools held by affiliated entities under common control from other entities controlled by Ms. Huiyan Yang.

(2)      The amounts mainly represent construction services provided by other entities controlled by Ms. Huiyan Yang.

(3)      The amounts represent the financing funds for maintaining daily operation from Baoding BaiGou, the non-controlling interest shareholder.

(4)      The amounts represent the acquisition payables to New Learning Management Co., Ltd. for the acquisition of Xinqiao Group in fiscal year 2018 which was settled during fiscal year 2019.

(5)      The amounts represent the acquisition payables to Huaihua Zhiyi Network Technology Limited Partnership and Huaihua Yimeng Network Technology Limited Partnership for the acquisition of Chengdu Yinzhe Group in fiscal year 2019.

(6)   The amount mainly represents the advance payment from Huidong Country Garden Real Estate Development Co., Ltd., the entities controlled by Ms. Huiyan Yang, as the enrolment tuition discount to the owners of properties. We utilize facilities and equipment provided by other real-estate subsidiaries controlled by Ms. Huiyan Yang. In return, we give enrolment priorities to the owners of properties with these affiliated companies when providing its educational services.

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

B.                                    Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

C.                                    Dividend Policy

On September 18, 2019, we declared a cash dividend of US$0.10 per ordinary share. We have no further plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our combined and consolidated financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, based upon our current income and assets, we do not believe that we were classified as a PFIC for the taxable year ending August 31, 2019, and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future.

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

The determination of whether we are or will be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including cash. Under circumstances where we retain significant amounts of liquid assets including cash, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or Class A ordinary shares.

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

F.                                    Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-217359), as amended and our registration statement on Form F-1 (File Number 333-223193), as amended.

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

Not applicable.

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

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2019, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

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

For the period from May 17, 2017, the date that the F-1 registration statement in connection with our initial public offering was declared effective by the SEC, to the date of this annual report, we have used (1) approximately US$50.0 million as the registered capital of Guangdong Bright Scholar Education Technology Co., Ltd., (2) approximately US$77.4 million for the repurchase of our ADSs, and (3) approximately US$228.7 million for overseas acquisitions, of the net proceeds received from our public offerings.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2019. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of August 31, 2019 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of August 31, 2019. As permitted by the SEC, we have excluded the businesses acquired in the 2019 fiscal year from our assessment of the effectiveness of internal control over financial reporting as of August 31, 2019, which are listed in Note 3 of our combined and consolidated financial statements. The businesses that we acquired represented 11.4% of our total assets as of August 31, 2019, and 11.9% of our revenues and negative 0.6% of our net income for the 2019 fiscal year, which mainly relate to the acquisition completed in July 2019. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management will include the business acquired in the 2019 fiscal year in the assessment of the effectiveness of internal control over financial reporting at the conclusion of the 2020 fiscal year. Based on this assessment, management concluded that our internal control over financial reporting was effective as of August 31, 2019.

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

Changes in Internal Control over Financial Reporting

We have implemented remediation measures to address the significant deficiency related to the lack of sufficient documentation of goodwill impairment test processes and results as of and for the year ended August 31, 2018 by enhancing the implementation a set of internal control policies that include detailed procedures and guidance on goodwill impairment test, which will better enable us to track and identify potential impairment indicators in a more systematic way. Our historical significant deficiency of the lack of sufficient documentation of goodwill impairment test processes and results has been remediated during the year ended August 31, 2019.

As permitted by the SEC, companies are allowed to exclude acquired businesses from management’s assessment of the effectiveness of internal control over financial reporting for the year in which the acquition is completed. In the 2019 fiscal year, we identified no material weakness and one significant deficiency within our internal control over financial reporting (excluding the newly acquired business in the 2019 fiscal year). The significant deficiency identified relates to lack of comprehensive documentation on assessment on transition and implementation of new accounting standards/pronouncements. Having identified such significant deficiency, we are in the process of enhancing the implementation of a set of internal control policies that include detailed procedures and guidance on assessment on transition and implementation of new Accounting Standards Updates, which will enable us to complete and document a comprehensive assessment of the impact arise from the adoption of new accounting standards/pronouncements to our consolidated financial statements.

However, we cannot assure you that we will not identify material weaknesses or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.” As a result, we may be subject to a number of risks, including increased risks that we have or may not file our financial statements and related reports with the SEC on a timely basis and that there are errors in our reported financial statements and material misstatements in our reports and other documents filed with the SEC.

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

	2018 Fiscal Year		2019 Fiscal Year
	(in thousands)
Audit fees (1)	RMB	5,785	RMB	6,726	US$	940
Audit-related fee (2)	RMB	1,700	RMB	2,242	US$	313
All other fees (3)	RMB	2,494	RMB	1,038	US$	145

(1)         Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual combined and consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In April 2018, our board of directors announced a share repurchase program pursuant to which we would repurchase up to US$100 million worth of our ADSs. The 2018 share repurchase program expired on April 30, 2019 and as of such date we had repurchased 6,679,183 of our outstanding ADSs for an aggregate purchase price of approximately US$77 million pursuant to the program.

In September 2019, our board of directors announced a new share repurchase program pursuant to which we would repurchase up to US$30 million worth of our ADSs. As of December 15, 2019, we had repurchased 36,138 ADSs for an aggregate purchase price of approximately US$0.3 million pursuant to the program.

The table below is a summary of the shares repurchased by us during the 2019 fiscal year and up to December 15, 2019. All ADSs were repurchased in the open market pursuant to the applicable share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid per ADS(US$)	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs(US$)
September 2018	810,622	11.83	810,622	73,604,348
October 2018	916,678	10.79	916,678	63,714,106
November 2018	171,666	11.47	171,666	61,744,637
December 2018	463,818	10.38	463,818	56,930,025
January 2019	1,477,395	11.17	1,477,395	40,421,346
February 2019	687,324	10.72	687,324	33,050,269
March 2019	491,890	10.53	491,890	27,868,399
April 2019	396,108	11.23	396,108	23,421,479
May 2019	56,217	12.14	56,217	22,738,935
June 2019	—	—	—	—
July 2019	—	—	—	—
August 2019	—	—	—	—
September 2019	—	—	—	—
October 2019	—	—	—	—
November 2019	14,373	9.29	14,373	29,866,540
December 2019	21,765	9.26	21,765	29,664,982

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

2.4*	Indenture, dated as of July 31, 2019, among Bright Scholar Education Holdings Limited, its Subsidiary Guarantors and The Bank of New York Mellon, London Branch, as the Trustee

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

Exhibit No.	Description of Exhibit
4.14

English Translation of Rights and Obligations Assumption Letter executed by Shaoguan Country Garden English Foreign Language School dated September 3, 2017 (incorporated by reference to Exhibit 4.15 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.15

English Translation of Rights and Obligations Assumption Letter executed by Shenghua Country Garden Bilingual School dated October  10, 2017 (incorporated by reference to Exhibit 4.16 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.16

English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden School dated September  25, 2017 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)

4.17

English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.18

English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.18 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.19

English Translation of Rights and Obligations Assumption Letter executed by Wuhan Dongxihu District Dongqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.19 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.20

English Translation of Rights and Obligations Assumption Letter executed by Wuhan Hongshan District Xinqiao Aijia Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.20 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.21

English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qingshan District Xinqiao Bilingual Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.21 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.22

English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaosheng Education Investment Co., Ltd. dated October 23, 2018 (incorporated by reference to Exhibit 4.22 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.23

English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd. dated November 3, 2018 (incorporated by reference to Exhibit 4.23 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.24

English Translation of Rights and Obligations Assumption Letter executed by Chengdu Yinzhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.24 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.25

English Translation of Rights and Obligations Assumption Letter executed by Chengdu Laizhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.25 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.26

Business and Asset Sale and Purchase Agreement in relation to the sale and purchase of the Business and Asset of Bournemouth Collegiate School dated October 1, 2018 (incorporated by reference to Exhibit 4.26 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.27*	English Translation of Rights and Obligations Assumption Letter executed by Hubei Sannew Education Development Limited dated December 15, 2019

4.28*	English Translation of Rights and Obligations Assumption Letter executed by Sannew American Middle School dated December 20, 2019

4.29*	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Mierdun Education Technology Limited dated December 10, 2019

4.30*	English Translation of Rights and Obligations Assumption Letter executed by Heze Qiqiaoban Education Technology Limited dated December 10, 2019

4.31*	English Translation of Rights and Obligations Assumption Letter executed by Heze Development Zone Electric Kindergarten dated December 9, 2019

4.32*	English Translation of Rights and Obligations Assumption Letter executed by HeZe Qiqiaoban Juancheng Kindergarten dated December 10, 2019

Exhibit No.	Description of Exhibit
4.33*	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue International Travel Limited dated December 12, 2019

4.34*	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Huihua Education Consulting Co., Ltd. dated December 12, 2019

4.35*	Purchase Agreement in relation to the issuance and sales of US$300,000,000 7.45% Senior Notes due 2022 to the Initial Purchaser dated July 24, 2019

4.36*†	Sale and Purchase Agreement relating to CATS Colleges Holdings Limited dated July 5, 2019

8.1*	List of subsidiaries and affiliated entities of the Registrant

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

†                 Portions of the exhibit have been omitted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

	By:	/s/ Dongmei Li

	Name:	Dongmei Li

	Title:	Chief Financial Officer

Date: December 23, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bright Scholar Education Holdings Limited

Opinion of the Financial Statements

We have audited the accompanying consolidated balance sheets of Bright Scholar Education Holdings Limited (the “Company”), its subsidiaries, other affiliated entities and its variable interest entities under common control with the Company (collectively referred to as the “Group”) as of August 31, 2018 and 2019, the related combined and consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2019, and the related notes and the schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of August 31, 2018 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of the readers.

Change in Accounting Principle

As discussed in Note 2 to the combined and consolidated financial statements, the Company has changed its manner in which it accounts for revenue from contracts with customers as a result of the modified retrospective adoption of Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

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

December 23, 2019

We have served as the Group’s auditor since 2016.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Note	2018	2019
		RMB	RMB	USD
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents	25	3,153,852	3,246,995	453,852
Restricted cash	25	10,229	18,019	2,519
Short-term investments	4	—	241,270	33,724
Accounts receivable, net of allowance of nil and RMB 7,772 as of August 31, 2018 and 2019, respectively	15	809	21,528	3,009
Amounts due from related parties	19	17,960	10,652	1,489
Other receivables, deposits and other assets	5	52,457	177,150	24,761
Inventories		9,174	26,234	3,667
Total current assets		3,244,481	3,741,848	523,021
Property and equipment, net	6	460,485	899,510	125,730
Land use rights, net	7	33,721	88,204	12,329
Intangible assets, net	8	73,657	552,011	77,157
Goodwill	11	609,511	2,090,078	292,143
Long-term investments	10	207,364	28,455	3,977
Prepayments for construction contract		2,983	5,251	734
Deferred tax assets, net	17	18,129	30,333	4,240
Deposits for acquisition	9	8,854	338,585	47,326
Other non-current assets		7,296	13,362	1,868
Total non-current assets		1,422,000	4,045,789	565,504
TOTAL ASSETS		4,666,481	7,787,637	1,088,525
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 37,271 and RMB 32,842 as of August 31, 2018 and 2019, respectively)		63,602	94,295	13,180
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 142,068 and RMB 76,117 as of August 31, 2018 and 2019, respectively)	19	157,295	110,038	15,381
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 289,388 and RMB 364,734 as of August 31, 2018 and 2019, respectively)	13	335,857	615,082	85,974
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of nil and nil as of August 31, 2018 and 2019, respectively)		49,840	50,000	6,989
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 23,886 and RMB 50,968 as of August 31, 2018 and 2019, respectively)		53,598	93,479	13,066
Current portion of deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 936,615 and nil as of August 31, 2018 and 2019, respectively)	15	965,152	—	—
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of nil and RMB 1,157,774 as of August 31, 2018 and 2019, respectively)	15	—	1,529,137	213,737
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of nil and RMB 19,132 as of August 31, 2018 and 2019, respectively)	15	—	20,259	2,832
Total current liabilities		1,625,344	2,512,290	351,159
Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 14,452 and RMB 35,895 as of August 31, 2018 and 2019, respectively)	17	17,067	53,689	7,504
Bond payable	12	—	2,106,000	294,368
Other non-current liabilities due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of nil and RMB 21,736 as of August 31, 2018 and 2019, respectively)	19	—	21,736	3,038
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 7,817 and RMB 7,621 as of August 31, 2018 and 2019, respectively)		12,471	10,654	1,489
Total non-current liabilities		29,538	2,192,079	306,399
TOTAL LIABILITIES		1,654,882	4,704,369	657,558
Commitments and Contingencies	20
EQUITY
Share capital (US$0.00001 par value; 127,250,000 shares issued and outstanding as of August 31, 2018, 120,585,274 shares issued and outstanding as of August 31, 2019)	14	9	8	1
Additional paid-in capital		2,469,815	2,105,189	294,255
Statutory reserves		64,945	64,945	9,078
Accumulated other comprehensive income		75,770	78,955	11,036
Accumulated retained earnings		231,036	472,339	66,022
Shareholders’ equity		2,841,575	2,721,436	380,392
Non-controlling interests	21	170,024	361,832	50,575
Total equity		3,011,599	3,083,268	430,967
TOTAL LIABILITIES AND EQUITY		4,666,481	7,787,637	1,088,525

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data)

	Note	2017	2018	2019
		RMB	RMB	RMB	USD
					(Note 2)
Revenue	15	1,328,367	1,718,871	2,563,005	358,247
Cost of revenue		(860,330)	(1,090,595)	(1,586,014)	(221,687)
Gross profit		468,037	628,276	976,991	136,560
Selling, general and administrative expenses		(261,972)	(368,141)	(691,900)	(96,711)
Other operating income		8,874	12,027	15,435	2,157
Operating income		214,939	272,162	300,526	42,006
Interest income, net		4,901	27,297	24,254	3,390
Investment income		13,718	21,669	17,414	2,434
Other expenses		(779)	(4,803)	(8,617)	(1,204)
Income before income taxes and share of equity in income of unconsolidated affiliates		232,779	316,325	333,577	46,626
Income tax expense	17	(40,970)	(67,382)	(80,580)	(11,263)
Share of equity in income of unconsolidated affiliates		—	(40)	(239)	(33)
Net income		191,809	248,903	252,758	35,330
Net income attributable to non-controlling interests	21	19,759	1,934	11,659	1,630
Net income attributable to ordinary shareholders		172,050	246,969	241,099	33,700
Net earnings per share attributable to ordinary Shareholders
Basic	18	1.64	2.02	1.97	0.28
Diluted	18	1.64	2.02	1.97	0.28
Weighted average shares used in calculating net earnings per ordinary share:
Basic	18	104,839,041	122,088,201	122,322,894	122,322,894
Diluted	18	104,839,041	122,186,796	122,430,457	122,430,457

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2017, 2018 AND 2019

(Amounts in thousands)

	2017	2018	2019
	RMB	RMB	RMB	USD
				(Note 2)
Net income	191,809	248,903	252,758	35,330
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(36,494)	112,264	3,247	454
Other comprehensive (loss) income	(36,494)	112,264	3,247	454
Comprehensive income	155,315	361,167	256,005	35,784
Less: comprehensive income attributable to non-controlling interests	19,759	1,934	11,721	1,639
Comprehensive income attributable to ordinary shareholders	135,556	359,233	244,284	34,145

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	Share capital		Additional paid-in	Statutory	Accumulated (deficit)/ retained	Accumulated other comprehensive		Non- controlling	Total
	Number of		capital	reserves	earnings	(loss)/income	Total	interests	equity
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2016	100,000,000	7	239,760	47,813	(170,851)	—	116,729	44,832	161,561
Net income for the year	—	—	—	—	172,050	—	172,050	19,759	191,809
Transfer to statutory reserve	—	—	—	17,132	(17,132)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(36,494)	(36,494)	—	(36,494)
Capital injection	—	—	—	—	—	—	—	3,600	3,600
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	49,154	—	—	—	49,154	(64,866)	(15,712)
Distribution to owners under group Reorganization (Note*)	—	—	(32,167)	—	—	—	(32,167)	—	(32,167)
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering cost	17,250,000	—	1,146,861	—	—	—	1,146,861	—	1,146,861
Balance at August 31, 2017	117,250,000	7	1,403,608	64,945	(15,933)	(36,494)	1,416,133	3,325	1,419,458
Net income for the year	—	—	—	—	246,969	—	246,969	1,934	248,903
Acquisition of subsidiaries (Note 21)	—	—	—	—	—	—	—	166,718	166,718
Issuance of ordinary shares upon follow on offering, net of offering cost	10,000,000	2	1,151,700	—	—	—	1,151,702	—	1,151,702
Foreign currency translation adjustment	—	—	—	—	—	112,264	112,264	—	112,264
Repurchase of ordinary shares**	—	—	(114,554)	—	—	—	(114,554)	—	(114,554)
Share-based compensation	—	—	29,061	—	—	—	29,061	—	29,061
Disposal of a subsidiary	—	—	—	—	—	—	—	(1,953)	(1,953)
Balance at August 31, 2018	127,250,000	9	2,469,815	64,945	231,036	75,770	2,841,575	170,024	3,011,599
Net income for the year	—	—	—	—	241,099	—	241,099	11,659	252,758
Acquisition of subsidiaries (Note 21)	—	—	—	—	—	—	—	179,429	179,429
Capital injection	—	—	—	—	—	—	—	500	500
Foreign currency translation adjustment	—	—	—	—	—	3,185	3,185	62	3,247
Repurchase of ordinary shares**	—	—	(417,149)	—	—	—	(417,149)	—	(417,149)
Cancellation of treasury stock**	(6,679,183)	(1)	1	—	—	—	—	—	—
Share-based compensation(Note 16)	—	—	51,664	—	—	—	51,664	—	51,664
Issuance of ordinary shares upon vesting of shares option(Note 16)	14,457	—	858	—	—	—	858	—	858
Cumulative-effect adjustment upon of ASC606 (Note 2)	—	—	—	—	204	—	204	158	362
Balance at August 31, 2019 in RMB	120,585,274	8	2,105,189	64,945	472,339	78,955	2,721,436	361,832	3,083,268
Balance at August 31, 2019 in USD	120,585,274	1	294,255	9,078	66,022	11,036	380,392	50,575	430,967

The accompanying notes are an integral part of these combined and consolidated financial statements.

Note*: Distribution represent the payment of capital to Mr. Guoqiang Yang, Ms. Huiyan Yang (“Ms. H”), daughter of Mr. Guoqiang Yang and Ms. Meirong Yang (“Ms. M”), sister of Mr. Guoqiang Yang (collectively as the “Yang’s Family”) for the transfer of schools held by other affiliated entities under common control of Yang’s Family to Guangdong Country Garden Education Investment Management Co., Ltd. (“BGY Education Investment”) as a result of Reorganization as disclosed in Note 1 and was recorded as distribution to owners in the combined and consolidated statements of shareholders’ equity.

Note**: The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. During the years ended August 31, 2017, 2018 and 2019, the Group repurchased a total of nil, 1,207,465 and 5,471,718 shares from the market for a cash consideration of nil, RMB 114,554 and RMB 417,149. As of August 31, 2019, all the treasury stock had been cancelled and retired.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2017, 2018 AND 2019

(Amounts in thousands)

	Note	2017	2018	2019
		RMB	RMB	RMB	USD
					(Note 2)
Cash flows from operating activities
Net income for the year		191,809	248,903	252,758	35,330
Adjustments to reconcile net cash flows from operating activities:
Depreciation		74,436	78,286	106,107	14,831
Amortization of land use rights		973	973	1,357	190
Amortization of intangible assets		2,647	6,620	23,355	3,264
Finance costs		—	—	19,089	2,668
Loss on disposal of property and equipment		80	117	2,945	412
Share of equity in income of unconsolidated affiliates		—	40	239	33
Share-based compensation		—	29,061	51,664	7,221
Gain on disposal of subsidiaries		—	(2,443)	—	—
Investment income		(13,406)	(19,226)	(7,373)	(1,031)
Deferred income taxes		975	6,691	(4,549)	(636)
Changes in operating assets and liabilities and other, net:
Accounts receivable		2,181	(424)	1,564	219
Inventories		982	(468)	(14,723)	(2,058)
Amounts due from related parties		(2,405)	(7,674)	6,573	919
Other receivables, deposits and other assets		(1,180)	(13,948)	(10,516)	(1,469)
Accounts payable		14,550	(2,738)	(3,477)	(486)
Amounts due to related parties		1,411	(5,865)	16,955	2,370
Accrued expenses and other current liabilities		69,105	50,920	104,458	14,601
Contract liabilities		—	—	293,322	40,999
Deferred revenue		96,473	190,575	—	—
Refund liabilities		—	—	6,309	882
Other assets and liabilities		26,288	(5,184)	18,931	2,646
Net cash provided by operating activities		464,919	554,216	864,988	120,905
Cash flows from investing activities
Purchase of short term investments	4	(966,000)	(1,897,000)	(688,360)	(96,216)
Purchase of long-term investments		—	(190,920)	(13,416)	(1,875)
Proceed from redemption of short term investments upon maturity	4	1,003,516	1,922,616	669,127	93,528
Additions of property and equipment and intangible assets		(97,116)	(117,556)	(155,204)	(21,694)
Proceeds from sale of property and equipment		73	859	1,552	217
Acquisition of subsidiaries, net of cash acquired of RMB 651, RMB 60,155 and RMB 185,106 in 2017, 2018 and 2019, respectively		(2,125)	(179,571)	(1,721,123)	(240,572)
Payment for acquisition deposits		(78,750)	(8,854)	(338,585)	(47,326)
Payment for equity method investments		—	—	(10,000)	(1,398)
Disposal of subsidiaries		—	(2,034)	—	—
Advances to related parties		(144,560)	—	—	—
Repayments from related parties		229,237	—	—	—
Net cash used in investing activities		(55,725)	(472,460)	(2,256,009)	(315,336)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2017, 2018 AND 2019 - CONTINUED

(Amounts in thousands)

	Note	2017	2018	2019
		RMB	RMB	RMB	USD
					(Note 2)
Cash flows from financing activities
Proceeds from capital contribution		3,600	—	—	—
Proceeds from initial public offering, net of offering cost paid of RMB 3,226 in 2017		1,147,886	—	—	—
Proceeds from follow-on offering, net of offering cost paid of RMB 5,996 in 2018		—	1,151,702	—	—
Advances from related parties		71,367	—	694,751	97,110
Payment for the consideration for the transfer of schools as a result of Reorganization		(3,667)	—	—	—
Repayments to related parties		(57,675)	—	(694,751)	(97,110)
Repurchase of ordinary shares		—	(108,938)	(417,149)	(58,307)
Proceeds from bank borrowing		—	49,840	50,000	6,989
Repayment to bank borrowing		—	—	(50,021)	(6,992)
Proceeds from issuance of bond payable		—	—	2,069,160	289,219
Issuance cost of bond payable		—	—	(32,971)	(4,609)
Capital injection from non-controlling interests		—	—	500	70
Proceeds on exercise of stock options		—	—	858	120
Payment for acquisition of Hangzhou Impression		—	—	(21,000)	(2,935)
Payment for acquisition of Chengdu Yinzhe		—	—	(30,375)	(4,246)
Payment for acquisition of Xinqiao Group		—	—	(89,469)	(12,506)
Net cash provided by financing activities		1,161,511	1,092,604	1,479,533	206,803
Net increase in cash and cash equivalents, and restricted cash		1,570,705	1,174,360	88,512	12,372
Cash and cash equivalents and restricted cash at beginning of the year		362,451	1,896,662	3,164,081	442,263
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(36,494)	93,059	12,421	1,736
Cash and cash equivalents and restricted cash at end of the year	25	1,896,662	3,164,081	3,265,014	456,371
Supplemental disclosure of cash flow information:
Income tax paid		16,378	65,136	56,472	7,893
Non-cash investing activities:
Acquisition of subsidiaries		—	—	49,238	6,882
Acquisition of additional interest in subsidiaries of non-controlling interests		15,712	—	—	—
Distribution to owners under group Reorganization		32,167	—	—	—
For the year ended of August 31, 2017, 2018 and 2019
Other payable related to cost of initial public offering		(1,025)	—	—	—
Other payable related to stock repurchase		—	(5,616)	—	—
Accounts payable balance for acquisition of property and equipment		(28,281)	(5,751)	(8,738)	(1,221)
Amounts due to related parties balance for acquisition of property and equipment		(1,858)	(27,869)	(16,909)	(2,363)

The accompanying notes are an integral part of these combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.                       ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings Limited (the “Company”) was incorporated under the laws of Cayman Islands on December 16, 2016. The Company, its subsidiaries, other affiliated entities and its variable interest entities under common control with the Company (collectively referred to as the “Group”) are principally engaged in the provision of full spectrum private fundamental education and complementary education services including kindergarten, primary, middle, high school and international schools in the People’s Republic of China (the “PRC”), and education programs and services including independent schools and colleges in United Kingdom(the “UK”), the United States ( the “US”) and Canada.

Reorganization

In order to raise capital for the Group through IPO, the Group undertook a reorganization (“Reorganization”) which includes:

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

4)                     Pursuant to the PRC laws and regulations which prohibits foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restricts foreign investment in education services at the kindergarten and high school level. Due to these restrictions, Impetus, through its PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with BGY Education Investment, the schools that BGY Education Investment owns and the shareholders of BGY Education Investment on January 25, 2017 (“the VIE Arrangement”).

5)                      On February 8, 2017, the Company issued additional 99,999,990 shares to exchange 100% equity interest of Impetus to the Company. After the Company’s share increment, the total outstanding share of the Company was 100,000,000 share, among that, 72.6%, 20% and 7.4% of its shares are held by Ms. Meirong Yang, Ms. Huiyan Yang and Mr. Junli He (“Mr. He”), the chief executive officer of the Group, respectively. Each shareholder maintain individual ownership interests in the Group prior to the Reorganization. The 7.4% of the Company’s shares was issued to Mr. He as the exchange of his interest of the Education Group, which includes primary schools, middle schools, high schools, international schools and kindergartens in the PRC (collectively referred to as the “Education Group”) then as part of the acquisition transaction.

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

In May 2017, the Group completed its IPO and issued 17,250,000 American Depositary Shares (“ADSs”). Net proceeds from the IPO after deducting underwriting discount and offering costs were RMB 1,146,861.

1.                       ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Group’s principal subsidiaries and VIEs and schools as of August 31, 2019 are as follows:

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2019	Principal activities
Wholly owned subsidiaries:
Impetus	Cayman	April 1, 2014	100%	Investment holding
Zhuhai Bright Scholar	The PRC	January 24, 2017	100%	Management consulting service
Time Education China Holdings Limited	Hong Kong	August 16, 2013	100%	Investment holding
Time Elan Education Technology Co., Ltd.	The PRC	December 6, 2013	100%	Complementary education services
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd.	The PRC	December 15, 2016	100%	Complementary education services
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman	December 27, 2017	100%	Investment holding
Bright Scholar (UK) Holdings Limited	The UK	July 31, 2018	100%	Investment holding
Bright Scholar (BCS) Limited	The UK	August 1, 2018	100%	Overseas School
Bright Scholar (BCS) Property Limited	The UK	August 1, 2018	100%	Overseas School
Bright Scholar (BCS) Management Limited	The UK	August 1, 2018	100%	Overseas School
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	The PRC	July 20, 2016	100%	Complementary education services
Foshan Shunde Elan Education Training Co., Ltd.	The PRC	April 12, 2017	100%	Complementary education services
Shenzhen Elan Education Training Co., Ltd.	The PRC	April 1, 2017	100%	Complementary education services
Guangdong Bright Scholar Education Technology Co., Ltd.	The PRC	September 26, 2017	100%	Complementary education services
Guangzhou Elan Education Consulting Co., Ltd.	The PRC	December 20, 2017	100%	Complementary education services
Guangdong Zhixing Weilai Logistics Management Co., Ltd.	The PRC	October 24, 2018	100%	Complementary education services
CATS Colleges Holdings Limited	The UK	March 13, 2019	100%	Investment holding
CEG Colleges Limited	The UK	August 29, 2007	100%	Investment holding
Cambridge Arts and Science Limited	The UK	October 23, 1997	100%	Overseas School
CATS Canterbury Limited	The UK	August 29, 2007	100%	Overseas School
CATS College London Limited	The UK	November 17, 2010	100%	Overseas School
Cambridge School of Visual and Performing Arts Limited	The UK	February 22, 1989	100%	Inactive
CATS Retail Limited	The UK	August 29, 2007	100%	Inactive
Cambridge School of Art and Design Limited	The UK	September 29, 1997	100%	Inactive
Stafford House Companies Limited	The UK	August 29, 2007	100%	Investment holding
Stafford House School of English Limited	The UK	April 12, 1960	100%	Overseas School
Stafford House Study Holidays Limited	The UK	July 14, 1989	100%	Overseas School
Study Holidays Limited	The UK	March 17, 1998	100%	Inactive
CEG Properties Limited	The UK	March 3, 1989	100%	Investment holding
CEG Holdings Canada Inc.	Canada	April 3, 2016	100%	Investment holding
976821 Ontario Inc.	Canada	February 24, 1992	100%	Overseas School
744648 Alberta Inc.	Canada	February 24, 1992	100%	Overseas School
Cambridge Education Group Holdings Inc.	The US	November 29, 2011	100%	Investment holding
CATS Academy Boston Inc.	The US	July 5, 2012	100%	Overseas School
Boston Academy of English Inc.	The US	February 7, 1992	100%	Overseas School
Intrax English Academies LLC	The US	May 22, 2015	100%	Overseas School
Bright Scholar Education Consulting (Huizhou) Co., Ltd.	The PRC	November 23, 2018	100%	Complementary education services
Beijing Jingshiboda Education Technology Co., Ltd.	The PRC	July 18, 2019	100%	Complementary education services

1.                       ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2019	Principal activities
Non-wholly owned subsidiaries:
Zhuhai Hengqin Kaidi Education Consulting Co., Ltd.	The PRC	May 11, 2017	80%	Complementary education services
Zhuhai Xin Xu Education Management Co., Ltd.	The PRC	August 8, 2018	75%	Complementary education services
Xin Rui Management Co., Ltd.	Hong Kong	May 2, 2018	75%	Investment holding
New Bridge Management Co., Ltd	Cayman	March 21, 2018	75%	Investment holding
Foundation Education China Limited	Hong Kong	July 19, 2012	75%	Study-abroad consulting service
Foundation Academy Limited	Hong Kong	June 16, 2009	75%	Study-abroad consulting service
Foundation Education Services Limited	Hong Kong	April 12, 2000	75%	Study-abroad consulting service
Foundation Information Consulting (Shenzhen) Co., Ltd.	The PRC	October 29, 2012	75%	Study-abroad consulting service
FGE Holdings Limited	The British Virgin Islands	March 24, 2016	75%	Study-abroad consulting service
Foundation Global Education Limited	Hong Kong	June 22, 2009	75%	Study-abroad consulting service
Can-achieve (Beijing) Education Consulting Co., Ltd.	The PRC	May 14, 2008	70%	Study-abroad consulting service and referral service
Can-achieve Global Education, Inc. (Los Angeles)	The US	August 1, 2016	70%	Study-abroad consulting service and referral service
Can-Achieve International Education Limited	Hong Kong	July 23, 2015	70%	Study-abroad consulting service and referral service
Guangzhou Can-achieve Global Consulting Co., Ltd.	The PRC	May 19, 2016	70%	Study-abroad consulting service and referral service
Zhengzhou Dahua Education Consulting Co., Ltd.	The PRC	March 28, 2001	70%	Study-abroad consulting service and referral service
Bright Scholar Wanjia (Beijing) Education Consulting Co., Ltd.	The PRC	June 11, 1999	70%	Study-abroad consulting service and referral service
Hangzhou Impression Arts Training Co., Ltd.	The PRC	May 19, 2010	70%	Complementary education services
Zhuhai Hengqin Dingjia Education Consulting Limited	The PRC	March 13, 2019	70%	Complementary education services
Cambridge Education Technology (Shanghai) Co Limited	The PRC	August 21, 2018	70%	Investment holding
CEG Hong Kong JV Limited	Hong Kong	September 10, 2018	52%	Investment holding

1.                       ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2019	Principal activities
Subsidiaries and schools of VIE
BGY Education Investment	The PRC	October 16, 2014	100%	Investment holding
Time Elan Education Technology (Beijing) Co., Ltd.	The PRC	December 17, 2012	100%	Complementary education services
Shenzhen Time Elan Technology Co., Ltd.	The PRC	October 19, 2015	100%	Complementary education services
Shanghai Elan Education and Training Co., Ltd.	The PRC	September 30, 2016	100%	Complementary education services
Guangdong Xingjian Education Co., Ltd.	The PRC	April 2, 2015	100%	Complementary education services
Guangdong Country Garden School (“GCGS”)	The PRC	January 3, 1994	100%	Kindergarten and formal education services*
Huanan Country Garden School (“HCGS”)	The PRC	June 2, 2004	100%	Formal education services*
Huanan Country Garden Bilingual Kindergarten	The PRC	June 22, 2004	100%	Kindergarten education services
Phoenix City Country Garden Kindergarten	The PRC	December 13, 2009	100%	Kindergarten education services
Phoenix City Bilingual School (“PCBS”)	The PRC	April 1, 2004	100%	Formal education services*
Country Garden Huacheng School	The PRC	August 21, 2003	100%	Formal education services*
Country Garden Huacheng Kindergarten	The PRC	August 21, 2003	100%	Kindergarten education services
Xiju Country Garden Kindergarten	The PRC	March 3, 2013	100%	Kindergarten education services
Dalang Country Garden Kindergarten	The PRC	March 15, 2013	100%	Kindergarten education services
Huadu Holiday Peninsula Kindergarten	The PRC	August 5, 2013	100%	Kindergarten education services
Jurong Country Garden School	The PRC	September 1, 2013	100%	Kindergarten and formal education services*
Maoming Country Garden Kindergarten	The PRC	March 5, 2013	100%	Kindergarten education services
Country Garden Venice Bilingual School (“CGBS”)	The PRC	September 1, 2007	100%	Formal education services*
Wuyi Country Garden Bilingual School	The PRC	September 1, 2009	100%	Kindergarten and formal education services*
Heshan Country Garden School	The PRC	September 1, 2010	100%	Formal education services*
Wuhan Country Garden School	The PRC	August 26, 2011	100%	Formal education services*
Ningxiang Country Garden School	The PRC	September 1, 2014	100%	Formal education services*
Zengcheng Country Garden School	The PRC	October 8, 2013	100%	Formal education services*
Country Garden Silver Beach School	The PRC	August 20, 2015	100%	Formal education services*
Country Garden Experimental School	The PRC	July 1, 2015	100%	Formal education services*
Huaxi Country Garden International School	The PRC	September 1, 2015	100%	Formal education services*
Laian Country Garden Foreign Language School	The PRC	August 11, 2015	100%	Formal education services*
Taishan Country Garden School	The PRC	August 24, 2015	100%	Kindergarten and formal education services*
Lanzhou Country Garden School	The PRC	September 1, 2016	100%	Kindergarten and formal education services*
Chuzhou Country Garden Foreign Language School	The PRC	April 17, 2017	100%	Formal education services*
Shaoguan Country Garden Foreign Language School	The PRC	September 1, 2017	100%	Formal education services*
Kaiping Country Garden School	The PRC	September 22, 2017	100%	Formal education services*
Huidong Silver Beach Education Consulting Co., Ltd.	The PRC	June 30, 2015	100%	Formal education services*
Ningxiang Country Garden Foreign Language Training School	The PRC	September 1, 2014	100%	Formal education services*
Phoenix City Bilingual Kindergarten	The PRC	April 16, 2008	100%	Kindergarten education services
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	The PRC	July 16, 2015	100%	Complementary education services
Licheng Country Garden Bilingual Kindergarten	The PRC	November 17, 2004	100%	Kindergarten education services
Huaxi Country Garden International Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services

1.                       ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2019	Principal activities
Subsidiaries and schools of VIE - continued
Nansha Country Garden Bilingual Kindergarten	The PRC	August 7, 2009	100%	Kindergarten education services
Shawan Country Garden Kindergarten	The PRC	July 5, 2010	100%	Kindergarten education services
Heshan Country Garden Kindergarten	The PRC	September 1, 2010	100%	Kindergarten education services
Country Garden Venice Kindergarten	The PRC	September 1, 2011	100%	Kindergarten education services
Wuhan Country Garden Kindergarten	The PRC	August 26, 2011	100%	Kindergarten education services
Huanan Country Garden Cuiyun Mountain Kindergarten	The PRC	May 31, 2012	100%	Kindergarten education services
Zengcheng Country Garden Kindergarten	The PRC	October 18, 2013	100%	Kindergarten education services
Fengxin Country Garden Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services
Phoenix City Fengyan Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services
Huiyang Country Garden Kindergarten	The PRC	September 17, 2014	100%	Kindergarten education services
Country Garden Silver Beach Kindergarten	The PRC	August 20, 2014	100%	Kindergarten education services
Haoting Country Garden Kindergarten	The PRC	November 27, 2014	100%	Kindergarten education services
Danyang Country Garden Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Qingyuan Country Garden Bilingual Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	The PRC	November 1, 2015	100%	Kindergarten education services
Gaoming Country Garden Kindergarten	The PRC	August 13, 2015	100%	Kindergarten education services
Enping Country Garden Kindergarten	The PRC	August 3, 2015	100%	Kindergarten education services
Laian Country Garden Kindergarten	The PRC	August 11, 2015	100%	Kindergarten education services
Kaiping Country Garden Jade Bay Kindergarten	The PRC	May 22, 2017	100%	Kindergarten education services
Chuzhou Country Garden Kindergarten	The PRC	April 17, 2017	100%	Kindergarten education services
Dongguan Qishi Country Garden Kindergarten	The PRC	January 12, 2018	100%	Kindergarten education services
Dongguan Qingxi Country Garden Kindergarten	The PRC	January 9, 2018	100%	Kindergarten education services
Ningxiang Country Garden Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services
Beijing Huanxue International Travel Limited	The PRC	September 14, 2016	100%	Complementary education services
Guangzhou Huihua Education Consulting Limited Co., Ltd.	The PRC	July 4, 2019	100%	Complementary education services
Haiyang Country Garden Kindergarten	The PRC	December 27, 2018	100%	Kindergarten education services
Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd.	The PRC	November 2, 2018	100%	Kindergarten education services
Xiangtan Yisuhe Country Garden Kindergarten	The PRC	May 20, 2019	100%	Kindergarten education services
Wuhan Ruijiang Bright Scholar Education Industry Investment Fund Limited Partnership	The PRC	October 10, 2018	99.98%	Investment holdings
Wuhan Qiaosheng Education Investment Co., Ltd.	The PRC	July 21, 2017	75%	Complementary education services
Wuhan Qingshan District Bilingual Kindergarten	The PRC	August 16, 2006	75%	Kindergarten education services
Wuhan Donghu Tech Development Zone Xinqiao Kindergarten	The PRC	September 8, 2008	75%	Kindergarten education services
Wuhan Donghu Tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten	The PRC	April 20, 2009	75%	Kindergarten education services
Wuhan Dongxihu District Dongqiao Kindergarten	The PRC	August 8, 2008	75%	Kindergarten education services
Wuhan Hongshan District Xinqiao Aijia Kindergarten	The PRC	November 25, 2011	75%	Kindergarten education services
Shenghua Country Garden Bilingual School	The PRC	September 7, 2017	70%	Formal education services*
Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd.	The PRC	May 28, 2017	70%	Kindergarten education services
Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd.	The PRC	May 19, 2017	70%	Complementary education services

1.                       ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2019	Principal activities
Subsidiaries and schools of VIE - continued
Guangzhou Zangxing Network Technology Co., Ltd. (“Zangxing”)	The PRC	December 30, 2014	51.67%	Education Promotion Service
Chengdu Yinzhe Education and Technology Co., Ltd.	The PRC	June 11, 2015	70%	Complementary education services
Chengdu Laizhe Education and Technology Co., Ltd.	The PRC	November 12, 2013	70%	Complementary education services
Dreambig Career Limited	Hong Kong	June 14, 2017	70%	Complementary education services
Hubei Sannew Education Development Limited	The PRC	February 16, 2015	80%	Complementary education services
Sannew American Middle School	The PRC	May 26, 2016	80%	Formal education services*
Wuhan Mierdun Education Technology Limited	The PRC	May 17, 2019	79.20%	Complementary education services
Heze Qiqiaoban Education Technology Limited	The PRC	March 14, 2017	85%	Complementary education services
Heze Economic Development Zone Qiqiaoban-OCT Kindergarten	The PRC	October 17, 2014	85%	Kindergarten education services
Qiqiaoban Oscar Kindergarten	The PRC	October 8, 2015	85%	Kindergarten education services
Heze Economic Development Zone Electric Kindergarten	The PRC	August 3, 2013	85%	Kindergarten education services
Heze Qiqiaoban Juancheng Kindergarten	The PRC	April 27, 2016	85%	Kindergarten education services
Heze Mudan District Yihai Kindergarten	The PRC	September 20, 2017	85%	Kindergarten education services
Juye Phoenix Qiqiaoban Dongfang Xintiandi Kindergarten	The PRC	December 30, 2015	85%	Kindergarten education services
Caoxian Qiqiaoban Kindergarten	The PRC	December 31, 2015	85%	Kindergarten education services
Juancheng Shuncheng International Kindergarten	The PRC	December 31, 2015	85%	Kindergarten education services
Shangdong Boshiyou Education Consulting Limited	The PRC	April 30, 2019	90%	Complementary education services
Chengdu Boxuele Education Management Consulting Co., Ltd.	The PRC	June 17, 2019	75%	Complementary education services

*Formal education services includes primary, middle, high and international school services in the PRC.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and combination and consolidation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Group has considered the Reorganization as a change in reporting entity for a reorganization of entities under common control of the Yang’s Family and hence reflect the Reorganization in a manner similar to the pooling of interests method of accounting and the combined revenues and expenses are all reflected under historical cost basis of the Yang’s Family. Accordingly, all financial information presented for the year ended August 31, 2017 (prior to the consummation of Reorganization and the incorporation of the Company) was prepared on a combined basis which represents the combined results of operations and cash flows of all the entities under common control of the Yang’s Family as if the Reorganization occurred on the earliest date during which all the entities were under common control of the Yang’s Family.

(b) Principles of consolidation

The accompanying combined and consolidated financial statements include the financial information of the Company, its subsidiaries and its consolidated VIEs (collectively the “Group”). All intercompany balances and transactions have been eliminated.

BGY Education Investment, its subsidiaries and schools, other affiliated entities and variable interest entities under common control of Yang’s Family are collectively referred to as the “Combined Entities”. The Group’s combined and consolidated financial statements include (i) the combined financial statements of each of the Combined Entities from their respective date of incorporation or date of combination through December 16, 2016 (date of the incorporation of the Company), and (ii) the consolidated financial statements of the Company, its wholly-owned subsidiaries and its consolidated VIEs for the period from December 16, 2016 to August 31, 2019. The combined and consolidated financial statements reflect the operations of the Combined Entities through December 16, 2016 and the Group’s consolidated operations thereafter.

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

Agreements that provide the Group with effective control over the VIEs include:

Voting Rights Proxy Agreement & Irrevocable Power of Attorney

Under voting right proxy agreement and irrevocable power of attorney, each of the shareholders of BGY Education Investment has executed a power of attorney to grant Zhuhai Bright Scholar the power of attorney to act on his or her behalf on all matters pertaining to the BGY Education Investment and to exercise all of his or her rights as a shareholder of BGY Education Investment, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Zhuhai Bright Scholar terminates the agreement by giving a prior written notice or gives its consent to the termination by BGY Education Investment.

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

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

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

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Exclusive Management Services and Business Cooperation Agreement - continued

The following amounts and balances of BGY Education Investment were included in the Group’s combined and consolidated financial statements after the elimination of intercompany balances and transactions.

	As of August 31
	2018	2019
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	891,735	975,513
Restricted cash	10,229	17,670
Short term investments	—	19,600
Accounts receivable, net of allowance of nil and nil as of August 31, 2018 and 2019, respectively	671	802
Amounts due from related parties	10,522	5,479
Other receivables, deposits and other assets	35,643	42,551
Inventories	8,944	25,324
Total current assets	957,744	1,086,939
Property and equipment, net	380,483	538,683
Land use rights, net	33,721	88,204
Intangible assets, net	57,808	143,993
Goodwill	237,544	505,392
Long-term investments	—	11,401
Prepayments for construction contract	267	380
Deferred tax assets, net	16,799	16,797
Deposits for acquisition	—	5,137
Other non-current assets	6,249	8,843
Total non-current assets	732,871	1,318,830
TOTAL ASSETS	1,690,615	2,405,769
LIABILITIES
Current liabilities
Accounts payable	37,271	32,842
Amounts due to related parties	142,068	76,117
Accrued expenses and other current liabilities	289,388	364,734
Income tax payable	23,886	50,968
Deferred revenue	936,615	—
Contract liabilities	—	1,157,774
Refund liabilities	—	19,132
Total current liabilities	1,429,228	1,701,567
Deferred tax liabilities, net	14,452	35,895
Other non-current liabilities due to related parties	—	21,736
Other non-current liabilities due to third parties	7,817	7,621
Total non-current liabilities	22,269	65,252
TOTAL LIABILITIES	1,451,497	1,766,819

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Total revenues	1,320,421	1,621,872	2,102,396
Net income	34,447	67,224	47,898
Net cash provided by operating activities	466,704	192,745	730,145
Net cash used in investing activities	(38,909)	(82,407)	(519,082)
Net cash provided by/(used in) financing activities	1,568	—	(119,844)
Net increase in cash and cash equivalents and restricted cash	429,363	110,338	91,219
Cash and cash equivalents and restricted cash at beginning of year	362,263	791,626	901,964
Cash and cash equivalents and restricted cash at end of year	791,626	901,964	993,183

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Exclusive Management Services and Business Cooperation Agreement - continued

BGY Education Investment contributed 99.4%, 94.4% and 82.0% of the Group’s combined and consolidated revenue for the three years ended August 31, 2017, 2018 and 2019. As of August 31, 2018 and 2019, BGY Education Investment accounted for an aggregate of 36.2% and 30.9%, respectively, of the consolidated total assets, and 87.7% and 37.6%, respectively, of the consolidated total liabilities.

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

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include purchase price allocation relating to business combination, assessment of realization of deferred tax assets, impairment assessment of goodwill and long-lived assets, and valuation of share-based compensation. Actual results may differ materially from those estimates.

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

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The Group has short-term and long-term investments in USD fund-linked notes that are measured at fair value with a maturity date of May 28, 2020 and May 4, 2021 respectively and classified as level 2 fair value measurements (see Note 4 and Note 10). Various inputs for the investment valuation, including time value, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures, substantially are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

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

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the affiliates incorporated outside of mainland China includes the United States dollar (“US dollar” or “US$”), Great Britain Pound (“GBP”), Hong Kong dollar (“HKD” or “HK$”), and Canadian dollar (“CAD”). The functional currency of all the other subsidiaries and the VIEs is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Exchange gains and losses are recognized in the combined and consolidated statement of operation. All assets and liabilities are translated at exchange rates at the balance sheet date and revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rate. Any translation adjustments are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income.

(f) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB 1,387,936 and RMB 1,418,745 as of August 31, 2018 and 2019, respectively.

(g) Convenience translation

The Group’s business is primarily conducted in China and majority of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related combined and consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.1543, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 30, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2019, or at any other rate.

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

(j) Investments

Short-term investments primarily consist of wealth management products, which are certain deposits with different interest rates and fixed maturity dates ranging from three months to one year.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investments fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Groups intent and ability to hold the investments. OTTI is recognized as a loss in the combined and consolidated statements of operations.

Long-term investments include held-to-maturity investment with maturity date which is longer than one year, equity securities without readily determinable fair values and equity method investments.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j) Investments- continued

• Equity securities without readily determinable fair values

Starting on September  1, 2018, with the adoption of ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), the Group elected a practicability exception to fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with fair value change recorded in the consolidated statements of operations.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASU 2011-4: Fair Value Measurement (ASC 820). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations.

• Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into the consolidated statements of operations and accordingly adjusts the carrying amount of the investment.

The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an OTTI has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

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

Buildings	20 - 50 years
Leasehold improvement	3 - 20 years or the lesser of remaining life of lease
Motor vehicles	4 - 10 years
Electronic equipment	5 - 10 years
Office equipment	3 - 5 years
Other equipment	3 - 5 years
Others	3 years
Construction in progress	*

Note*: The Group constructs certain of its property. In addition to cost under the construction contracts, external costs, including consulting fee directly related to the construction of such facilities, are capitalized. Depreciation is recorded at the time assets are ready for the intended use.

The Group assesses lands with indefinite life for impairment periodically.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Land use right, net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreement, which is 40-50 years.

(n) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the years ended August 31, 2017, 2018 and 2019.

(o) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of August 31, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.

The Group did not incur any impairment loss on goodwill for the years ended August 31, 2017, 2018 and 2019, respectively.

(p) Intangible assets

Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows. Intangible assets with indefinite lives consist of oversea schools’ brand name and is tested for impairment annually, or whenever events are indicators of impairment occur between annual impairment tests. Management expects to use the brand name indefinitely.

Acquired intangible assets, other than goodwill, consist of trademarks and brand names, customer relationship, backlog and student base, non-compete agreements and core curriculum are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademarks and brand names	10 years-indefinite
Core curriculum	10 years
Customer relationship, backlog and student base	0.6-5 years
Non-compete agreements	4-7.7 years
Software	5 years
License	3 years

The Group did not recognize any impairment loss on intangible assets during the years ended August 31, 2017, 2018 and 2019.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q) Revenue recognition

As of September 1, 2018, the Group adopted ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”) and all subsequent ASUs that modified ASC 606, using the modified retrospective method for all contracts not completed as of September 1, 2018. Results for reporting periods beginning on September 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the group satisfies a performance obligation. The primary sources of the Group’s revenues are as follows:

Income from educational programs and services

The educational programs and services consist of tuition, boarding and meal service from international schools, bilingual schools and kindergartens in the PRC and overseas schools in the UK, the US and Canada. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund . The Group determines the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. The Group has not experienced significant refunds in the past or in the current year.

Complementary training course and program fees

The Group offers various types of after-school tutoring services and art training services, which primarily consist of after-school group class courses, personalized tutoring courses and art training courses. The tutoring services and art training services are accounted for as a single performance obligation. Tutoring services and art training service fees is recognized proportionately as the tutoring sessions and art training courses are delivered. The course fees are generally collected in advance and are initially recorded as contract liability. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. For certain courses, the Group also offers refunds for any unutilized classes for students who withdraw from the course. The Group determines the transaction price to be earned based on  the tutoring services and art training service fees and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. The Group has not experienced significant refunds in the past or in the current year.

Commission income

The Group earns commission revenue by providing referral services to overseas education universities and institutions. Students’ referral service is accounted for as a single performance obligation. Commission income is recognized at the point in time when the referred students enrolled at the overseas education universities or institutions’ program, with the tuition fees are paid and upon the Group is entitled to the commission income.

Consulting service fees

The Group offers study abroad consulting and career consulting services to students/candidates who intend to study abroad and to successfully obtain target job offer respectively. Study-abroad consulting services and career consulting services are accounted for as a single performance obligation respectively. The Group charges each student/candidate an up-front prepaid fee based on the scope of consulting services requested by the student/candidate. Portion of the prepaid services fee are refundable if the student/candidate does not successfully gain admission or obtain target job offer. The Group determines the transaction price to be earned based on the consulting service fees and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. The Group has not experienced significant refunds in the past or in the current year. The Group recognizes revenue over the consulting service period.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continue

(q) Revenue recognition - continued

Camp service income

The Group offers camp services for students during school vacations. Camp service is accounted for as a single performance obligation. Camp service fees are generally collected upfront and are initially recorded as contract liability. Portion of the prepaid service fees are refundable if the student requests for refund prior to the camp starts. The Group determines the transaction price to be earned based on the camp service fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. The Group has not experienced significant refunds in current year. The Group recognizes revenue over the camping period.

Practical expedients and exemptions

The Group has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Group elects the portfolio approach in applying the new revenue guidance.

The Group has elected to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

The following table presents the impact of the adoption of Topic 606 on the consolidated balance sheet and statement of operations as of and for the year ended August 31, 2019:

	As of and for the year ended August 31, 2019
		Balances without	Effect change
	As reported	adoption of Topic 606	higher/(lower)
Revenue	2,563,005	2,553,238	9,767
Refund liabilities	20,259	—	20,259
Contract liabilities	1,529,137	1,549,396	(20,259)
Retained earnings at beginning	231,240	231,036	204

The Group adopted this ASU on September 1, 2018 and applied the modified retrospective method to all contracts that were not completed as of September 1, 2018. The adoption did not have a material impact on the Group’s financial position or results of operations for all revenue streams. However, it has certain impact on the timing of revenue recognition of career consulting service from newly acquired business during fiscal year 2019. Under the accounting standards in effect in the prior year, the career consulting service income is recognized at point in time when the contingency of refund has been resolved. Under Topic 606, the transaction price is recognized proportionately over the contract period. The Group assessed variable consideration included in its complementary training course and program services and study-abroad consulting service over the expected service period. The cumulative effect of RMB 204 was recorded as an adjustment to the opening balance of retained earnings upon the initial adoption. In addition, reclassification was made from deferred revenue to refund liabilities for programs and services fee collected that is expected to be refunded to the customers in the future if students withdraw from a course before predetermined period.

(r) Cost of revenues

Cost of revenues consists of the following:

•                           staff costs, which primarily consist of salaries and other benefits for the teachers,

•                           education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses and student activity expenses,

•                           utilities and maintenance costs for the schools,

•                           cost of goods sold for ancillary services, which primarily consist of cost of goods sold at the on-campus canteens,

•                           commission expenses to agents in relation to referral services and overseas school enrollment, and

(s) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 2,099, RMB 9,088 and RMB 9,419 for the years ended August 31, 2017, 2018 and 2019, respectively.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

The determination of Group’s provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

The Group record unrecognized tax benefit liabilities for known or anticipated tax issues based on the Group’s analysis of whether, and the extent to which, additional taxes will be due. The Group accrues interest and penalties related to unrecognized tax benefits in other liabilities and recognizes the related expense in income tax expense.

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

The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC (see Note 23).

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(v) Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital. The Group also recognizes the compensation cost of performance-based equity instrument, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

(w) Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the combined and consolidated statements of comprehensive income.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x) Segement

In accordance with ASC 280-10-50, Segment Reporting, operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Group operates in five reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools and Complementary Education Services.

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

(z) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and long-term investments. As of August 31, 2019, substantially all of the Group’s cash and cash equivalents, term deposits, short-term investments and long-term investments were deposited with financial institutions with high-credit ratings.

(aa) Earnings per Share

Basic earnings per share are computed by dividing earning attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. The Group had share options which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary shares, the effect of the share options is computed using the treasury stock method.

(ab) Recent Accounting Pronouncements

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. In addition, in March 2019, ASU 2016-02 was updated with ASU 2019-01, Codification Improvements to ASC 842. The amendments in this ASU address: (1) determining the fair value of the underlying asset by lessors that are not manufacturers or dealers; (2) presentation of sales types and direct financing leases on the statement of cash flows; and (3) transition disclosures related to Topic 250, Accounting Changes and Error Corrections. This latest ASU specifically provides an exception to the paragraph 250-10-50-3 that would otherwise have required interim disclosures in the period of an accounting change including the effect of that change on income from continuing operations, net income, any other financial statement line item, and any affected per share amounts. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and should be applied with a modified retrospective approach. Early adoption is permitted.

The Group expects to adopt ASU 2016-02 beginning September 1, 2019 using the modified retrospective method and will not restate comparative periods, as permitted by the standard. In addition, the Group will elect the transition practical referred to as the “package of three”, that must be taken together and allows entities to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. As an accounting policy election, the Group will exclude short-term leases (term of 12 months or less) from the balance sheet presentation and will account for non-lease and lease components in a contract as a single lease component for all asset classes. The Group is in the process of completing the assessment of the impact on its consolidated financial statements from the adoption of the new guidance.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab) Recent Accounting Pronouncements - continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments: Credit Losses (Topic 326) Measurement of Credit Losses on Financial Statements. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, which clarifies the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. In addition, in May 2019, the FASB issued ASU 2019-05, Financial Instruments: Credit Losses (Topic 326), Targeted Transition Relief. The ASU provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. The ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU improve the effectiveness of fair value measurement disclosures and modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Group is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Company on January 1, 2020. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.                       BUSINESS COMBINATION

Business combinations in fiscal year 2018:

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

The acquisition of 70% equity interest of Can-achieve Group has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of March 1, 2018, the date of acquisition, as follows:

	RMB	Amortization period
Cash and cash equivalents	48,294
Other current assets	8,492
Property and equipment, net	1,422	3-5 years
Intangible asset
Non-compete agreement	17,100	7 years
Other non-current assets	3,150
Goodwill	345,501
Account payables	(18,219)
Other current liabilities	(17,478)
Contract liabilities	(7,814)
Deferred tax liabilities	(2,822)
Non-controlling interests	(113,288)
Total consideration and value to be allocated to net assets	264,338

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

Acquisition of Xinqiao Group

On March 1, 2018, the Group acquired 75% equity interest of Wuhan Qiaosheng Education Investment Co., Ltd. and its subsidiaries (“Xinqiao Group”) with a total cash consideration of RMB 114,469, of which RMB 89,469 has not been paid as of August 31, 2018 and was recorded in amounts due to related parties (non-controlling shareholder of Xinqiao Group) in the consolidated balance sheets. The amount has been paid during the year ended August 31, 2019. Xinqiao Group operates five kindergartens under the brand name of “New Jordan” in Wuhan, the PRC.

The acquisition of 75% equity interest of Xinqiao Group has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of March 1, 2018, the date of acquisition, as follows:

3.                       BUSINESS COMBINATION - continued

Business combinations in fiscal year 2018: - continued

Acquisition of Xinqiao Group - continued

	RMB	Amortization period
Cash and cash equivalents	3,790
Other current assets	5,753
Property and equipment, net	836	3-5 years
Intangible assets
Brand name	24,000	20 years
Customer relationship	18,000	4 years
Goodwill	119,735
Other current liabilities	(3,544)
Deferred tax liabilities	(10,500)
Contract liabilities	(5,445)
Non-controlling interests	(38,156)
Total consideration and value to be allocated to net assets	114,469

The identifiable tangible and intangible assets acquired and any non-controlling interests in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the domestic kindergarten segment as a result of these acquisitions.

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

Pro forma results of acquisitions (unaudited)

The following table summarizes unaudited pro forma results of operations for the years ended August 31, 2017 and 2018, assuming that acquisitions completed during fiscal year ended August 31, 2018 had occurred as of September 1, 2016. These pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the year ended August 31, 2017 and 2018

	2017 Unaudited	2018 Unaudited
Pro forma revenue	1,439,952	1,780,129
Pro forma income from operations	246,561	303,968
Pro forma net income attributable to the Group	189,471	266,438

Business combinations in fiscal year 2019:

Acquisition of Chengdu Yinzhe

On December 1, 2018, the Group acquired 75% equity interest of Chengdu Yinzhe Education and Technology Co., Ltd. and its subsidiaries (“Chengdu Yinzhe”) with a total cash consideration of approximately RMB 188,299. As of August 31, 2019, the total unpaid discounted consideration was RMB 49,238, which will be paid in 2.5 years and recorded in amounts due to related parties and other non-current liability due to related parties (non-controlling shareholder of Chengdu Yinzhe) in the consolidated balance sheets. Chengdu Yinzhe is primarily engaged in offering online career and education counselling services to Chinese students overseas.

3.                       BUSINESS COMBINATION - continued

Business combinations in fiscal year 2019: - continued

Acquisition of Chengdu Yinzhe - continued

In addition, certain retained management team members of Chengdu Yinzhe have the right to receive up to an additional RMB 6,464 in cash, based upon continued employment and financial performance condition of Chengdu Yinzhe. Payouts under the agreements are contingent upon the future employment of these management team members with the Company and achievement of the financial performance condition, and therefore were not included as consideration in recording the business combination but will be recorded as compensation expense as earned. As of August 31, 2019, the Company has accrued RMB 1,616 as expenses based on the estimated probability of meeting such conditions. The unpaid amounts due to the retained management team members are recorded in other non-current liabilities in the consolidated balance sheets.

The acquisition of 75% equity interest of Chengdu Yinzhe has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired and liabilities assumed was recorded as goodwill, which is not tax deductible. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of December 1, 2018, the date of acquisition, as follows:

	RMB	Amortization period
Cash and cash equivalents	81,197
Other current assets	920
Property and equipment, net	551	3-5 years
Intangible assets
Software	2,600	5 years
Non-compete agreement	4,000	6 years
Trademark	32,000	10 years
Goodwill	192,510
Other investment	1,500
Account payables	(2,766)
Other current liabilities	(5,695)
Deferred tax liabilities	(5,674)
Contract liabilities	(50,078)
Non-controlling interests	(62,766)
Total consideration and value to be allocated to net assets	188,299

The identifiable tangible and intangible assets acquired and any non-controlling interests in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the complementary education services segment as a result of these acquisitions. The goodwill was primarily attributable to the synergy from growth in the student base, program designing, developing and marketing and the optimization of IT system.

Acquisition of Hangzhou Impression

On December 1, 2018, the Group acquired 70% equity interest of Hangzhou Impression Arts Training Co., Ltd. (“Hangzhou Impression”) with a total cash consideration of RMB 70,000, which has been fully paid as of August 31, 2019. Hangzhou Impression is a Zhejiang-based art training institution providing training services to art students.

The acquisition of 70% equity interest of Hangzhou Impression has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of December 1, 2018, the date of acquisition, as follows:

3.                       BUSINESS COMBINATION - continued

Business combinations in fiscal year 2019: - continued

Acquisition of Hangzhou Impression - continued

	RMB	Amortization period
Cash and cash equivalents	24,224
Other current assets	533
Property and equipment, net	1,059	3-5 years
Intangible assets
Brand name	17,100	20 years
Backlog	1,800	0.6 year
Non-compete agreement	3,300	4 years
Goodwill	76,766
Other current liabilities	(9,510)
Contract liabilities	(9,722)
Deferred tax liabilities	(5,550)
Non-controlling interests	(30,000)
Total consideration and value to be allocated to net assets	70,000

The identifiable tangible and intangible assets acquired and any non-controlling interests in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the complementary education services segment as a result of these acquisitions. The goodwill was primarily attributable to the synergy from the joint students recruiting events and channel.

Acquisition of Shandong-based Qiqiaoban

On March 1, 2019, the Group acquired 85% equity interest of Heze Qiqiaoban Education Technology Co. Ltd. and its eight kindergartens (“Shandong-based Qiqiaoban”) with a total cash consideration of RMB 70,550, which has been paid in full as of August 31, 2019. Shandong-based Qiqiaoban operates eight kindergartens under the brand name of “Qiqiaoban” in Heze, the PRC.

The acquisition of 85% equity interest of Shandong-based Qiqiaoban has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of March 1, 2019, the date of acquisition, as follows:

	RMB	Amortization period
Cash and cash equivalents	5,250
Other current assets	2,010
Property and equipment, net	12,817	3-50 years
Intangible assets
Brand name	13,600	20 years
Customer relationship	6,200	3.5 years
Non-compete agreement	3,200	4.8 years
Goodwill	52,514
Other current liabilities	(2,706)
Contract liabilities	(4,135)
Deferred tax liabilities	(5,750)
Non-controlling interests	(12,450)
Total consideration and value to be allocated to net assets	70,550

The identifiable tangible and intangible assets and any non-controlling interests in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the domestic kindergarten segment as a result of these acquisitions.

3.                       BUSINESS COMBINATION - continued

Business combinations in fiscal year 2019: - continued

Acquisition of Wuhan Sannew

On May 1, 2019, the Group acquired 80% equity interest of Wuhan Sannew Education Development Co., Ltd. and its subsidiaries (“Wuhan Sannew”) with a total cash consideration of RMB 296,850, which has been fully paid as of August 31, 2019. Wuhan Sannew operates an American style private boarding school in Wuhan.

The acquisition of 80% equity interest of Wuhan Sannew has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of May 1, 2019, the date of acquisition, as follows:

	RMB	Amortization period
Cash and cash equivalents	5,559
Other current assets	2,614
Property and equipment, net	177,754	3-50 years
Land use rights	55,840	50 years
Intangible assets
Brand name	25,700	20 years
Customer relationship	10,900	5 years
Non-compete agreement	18,100	7.7 years
Goodwill	125,155
Other current liabilities	(16,001)
Contract liabilities	(17,295)
Deferred tax liabilities	(17,263)
Non-controlling interests	(74,213)
Total consideration and value to be allocated to net assets	296,850

The identifiable tangible and intangible assets acquired and any non-controlling interests in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. The goodwill was assigned to the domestic international schools segment as a result of these acquisitions.

Acquisition of CATS

On July 12, 2019, the Group acquired 100% equity interest of CATS Colleges Holdings Limited and its subsidiaries (“CATS”), with a total consideration of GBP 150 million (with equivalent to RMB 1,299,365), including GBP 40 million cash consideration and GBP 110 million of debt settlement on behalf of CATS. Total consideration has been fully paid as of August 31, 2019. CATS provides education services to international students with global campuses located across the United Kingdom, the United States, and Canada.

The acquisition of 100% equity interest of CATS has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of July 12, 2019, the date of acquisition, as follows:

3.                       BUSINESS COMBINATION - continued

Business combinations in fiscal year 2019: - continued

Acquisition of CATS - continued

	RMB	Amortization Period
Cash and cash equivalents	68,616
Account receivable	22,044
Other current assets	80,684
Property and equipment, net	116,911	3 years-indefinite or the lesser of remaining of life of lease
Deferred tax assets	12,875
Intangible assets
Brand name	342,925	Indefinite
Student base	16,348	1 year
Goodwill	1,025,504
Other current liabilities	(179,214)
Contract liabilities	(200,098)
Deferred tax liabilities	(7,230)
Total consideration and value to be allocated to net assets	1,299,365

The identifiable tangible and intangible assets and any non-controlling interests in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. The goodwill was assigned to the overseas schools segment as a result of these acquisitions. The goodwill was primarily attributable to the synergy from the joint students recruiting events and channel, program designing, developing and marketing, and teacher training and recruiting opportunities.

Other acquisitions

On December 1, 2018, the Group acquired 100% equity interest of Bournemouth Collegiate School (“BCS”) with a total cash consideration of approximately RMB 91,958, which has been fully paid as of August 31, 2019. BCS is an independent co-educational day and boarding school for pupils aged 2 to18, located in Bournemouth, Dorset, England. The goodwill acquired from the acquisition was insignificant.

Pro forma results of acquisitions (unaudited)

The following table summarizes unaudited pro forma results of operations for the years ended August 31, 2018 and 2019, assuming that these acquisitions occurred as of the beginning of the comparable annual reporting period. These pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the year ended August 31, 2018 and 2019

	2018 Unaudited	2019 Unaudited
Pro forma revenue	2,567,416	3,262,903
Pro forma income from operations	309,667	378,279
Pro forma net income attributable to the Group	263,314	299,833

4.                       SHORT-TERM INVESTMENTS

Short-term investments consist primarily of wealth management products, which are certain deposits with different interest rates and fixed maturity dates ranging from three months to one year. The Group has the positive intent and ability to hold the investments to maturity. There has been no impairment recognized and no sales of any short term investments before maturities during the periods presented. Due to the short term nature of investments, the carrying amount approximates its fair value.

For the year ended August 31, 2018, the Group purchased investments in a Limited Liability Partnership (“LLP”), which principally invests in the film and television venture capital fund of Beijing Pinjin Capital Management LLP in the PRC, and other short term investments products amounting to RMB 1,428,000, and redeemed RMB 1,445,368 with investment income of RMB 10,978. All of such investments matured during the year and the short-term investments balance as of August 31, 2018 is nil.

As of August 31, 2019, the balance of short-term investments amount to RMB 241,270, which consists of investment in a USD fund-linked note with a maturity date on May 28, 2020 (the “Notes”) an aggregate amount of approximately RMB 221,670 and a PRC bank wealth management product with an aggregate amount of RMB 19,600.

5.                       OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the following:

	As of August 31,
	2018	2019
	RMB	RMB
Other receivables from third parties*	1,253	69,857
Advances to employees	9,286	10,207
Deposits	5,722	11,914
Interest receivable	1,919	1,830
Prepaid tax and deductible value-added tax-in	9,912	8,929
Rental prepayment	6,199	20,108
Prepayment for suppliers	4,598	36,351
Others	13,568	17,954
Total	52,457	177,150

* Other receivables from third parties includes USD 8,711(approximately RMB 62,321) deposit paid for acquisition of equity interest of a US education group. As of August 31, 2019, due to the termination agreed by contract parties, the deposit is classified as current asset and expected to be refunded in the next fiscal year.

6.                       PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of August 31,
	2018	2019
	RMB	RMB
Lands	—	60,142
Buildings	527,453	750,458
Leasehold improvement	192,423	342,860
Motor vehicles	14,216	13,449
Electronic equipment	44,865	49,744
Office equipment	56,519	101,401
Other equipment	63,739	68,646
Others	72,833	96,966
Less: accumulated depreciation	544,928	613,913
Construction in progress	33,365	29,757
Property and equipment, net	460,485	899,510

For the years ended August 31, 2017, 2018 and 2019, depreciation expenses were RMB 74,436, RMB 78,286 and RMB 106,107 respectively.

7.                       LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of August 31,
	2018	2019
	RMB	RMB
Cost	38,920	94,760
Less: accumulated amortization	5,199	6,556
Land use rights, net	33,721	88,204

The lease period of the land use rights in PRC is 40-50 years. For the years ended August 31, 2017, 2018 and 2019, amortization expenses were RMB 973, RMB 973, and RMB 1,357 respectively.

8.                       INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of August 31,
	2018	2019
	RMB	RMB
Brand names
with indefinite lives	—	345,624
with definite lives	48,186	104,586
Trademarks	—	32,016
Customer relationship	18,000	35,100
Non-compete agreements	17,100	45,700
Student base	—	16,476
Others*	1,007	6,500
Total costs	84,293	586,002
Less: accumulated amortization	10,636	33,991
Intangible assets, net	73,657	552,011

*Others include core curriculum, software, backlog and license.

Amortization expenses for the intangible assets for the years ended August 31, 2017, 2018 and 2019 were RMB 2,647, RMB 6,620 and RMB 23,355 respectively. As of August 31, 2019, the estimated amortization expenses related to intangible assets for each of the next five years is expected to be RMB 39,672, RMB 25,902, RMB 23,530, RMB 19,883, and RMB 17,026 respectively.

9.                       DEPOSITS FOR ACQUISITION

During the year ended August 31, 2018, the Group paid a deposit of 1,000 Great Britain Pound (“GBP”) (approximately RMB 8,854) to acquire the equity interests of BCS. The acquisition was completed during the year ended August 31, 2019 for total consideration of RMB 91,958 and the deposit was applied to the total purchase price (see Note 3 for details).

On May 20, 2019, The Group entered into an agreement to acquire the equity interests in Guangyuan Lizhou District Kasijia Kindergarten for a total consideration of RMB 5,500. As of August 31, 2019, the Group paid RMB 5,137 as the deposit for acquisition. Subsequent to August 31, 2019, the Group closed the transaction in September 2019 and the deposit paid was applied to the total purchase price.

During the year ended August 31, 2019, the Group made a deposit of GBP 38,310 (approximately RMB 333,448) relating to the acquisition of 100% equity interests of St Michael’s School (Bryn) Limited and Bosworth Independent College in the UK. Subsequent to August 31, 2019, the Group closed the transaction in September 2019 and the deposit paid was applied to the total purchase price.

10.                LONG-TERM INVESTMENTS

Long-term investments, consisted of the following:

	As of August 31,
	2018	2019
	RMB	RMB
Equity method investments:
Startcamp Education Technology Limited (“Startcamp”) (a)	—	9,901
BOTO Academic English Co., Ltd. (“BOTO”) (b)	1,504	1,483
Other investments (c)	809	777
Equity securities without readily determinable fair value (d)	83	1,583
Held-to-maturity investments (e)	204,968	14,711
Total	207,364	28,455

(a)         The Group acquired 25% equity interest in Startcamp for total cash consideration RMB 10,000 during the year ended August 31, 2019. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 99 was recorded as loss from equity method investments for the year ended August 31, 2019.

(b)         The Group holds 30% equity interest in BOTO through acquisition of Can-achieve group. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 25 and RMB 21 were recorded as loss from equity method investments for the years ended August 31, 2018 and 2019, respectively.

10.                LONG-TERM INVESTMENTS - continued

(c)          The other investments include 46% equity interest in Beijing Cloud Apply Co., Ltd. through the acquisition of Can-achieve Group and 50% equity interest in Sanli Foundation Education Limited through the acquisition of FGE Group. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. Loss of RMB 18 and RMB 32 were recorded as loss from these equity method investments for the years ended August 31, 2018 and 2019, respectively.

(d)         The Group holds several insignificant investments in third-party private companies and has no ability to exercise significant influence over the investees, which were accounted for using the cost method prior to the adoption of ASU 2016-01. After the adoption of ASU 2016-01, the Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. No impairment loss was recorded during the years ended August 31, 2018 and 2019, respectively.

(e)          Held-to-maturity investments primarily consist of wealth management products, which are certain deposits with different interest rates and fixed maturity dates with mature date of more than one year. As of August 31, 2018, the Group’s long-term investments was the Notes with an aggregate notional amount of USD 30,000 (approximately RMB 204,968). By the end of August 31, 2019, as the contractual maturity date of the Notes is less than one year, the long-term investments are reclassified as short-term investments. During the year ended August 31, 2019, the Group’s long-term investments pertains to investments in a USD Global Medium Term Note (the “GMT Note”) with a maturity date of May 4, 2021 and an aggregate notional amount of USD 2,000 (approximately RMB 13,416). The GMT Note will be redeemed at the maturity date at an amount determined by reference to the performance of the underlying fund and such performance will therefore affect the nature and value of the investment return on the GMT Note. As of August 31, 2019, the carrying amount of the GMT Note was RMB 14,711.

11.                Goodwill

Changes in the carrying amount of goodwill for the years ended August 31, 2018 and 2019 consist of the following:

	As of August 31,
	2018	2019
	RMB	RMB
Beginning balance	104,035	609,511
Additions*	505,476	1,472,449
Impairment	—	—
Exchange realignment	—	8,118
Closing balance	609,511	2,090,078

Note*:

For the year ended August 31, 2018, the addition to goodwill reflects the excess of the consideration paid over the fair values of the identifiable net assets acquired of the Can-achieve Group, Xinqiao Group, FGE Group and Zangxing acquisitions.

For the year ended August 31, 2019, the addition to goodwill reflects the excess of the consideration paid over the fair values of the identifiable net assets acquired of Chengdu Yinzhe, Hangzhou Impression, Shandong-based Qiqiaoban, Wuhan Sannew and CATS acquisitions (Note 3).

The Group did not incur impairment loss on goodwill for the years ended August 31, 2018 and 2019.

12.                BOND PAYABLE

On July 31, 2019, the Company issued USD 300,000 (approximately RMB 2,146,190) in aggregate principal amount of bond due on July 31, 2022 (the “Bond”), unless earlier redeemed by the company. The Bond bears interest at a rate of 7.45% per year, payable semi-annually in arrears on the business day on or nearest to January 31 and July 31 of each year, beginning on January 31, 2020.

The net proceeds from the Bond, after deducting the issuance costs, were USD 294,224 (approximately RMB 2,104,964). The Company has accounted for the Bond as a single instrument as bond payable. The value of the Bond is measured by the cash received. As of August 31, 2019, the carrying amount of the bond payable is USD 294,368 (approximately RMB 2,106,000). For the year ended August 31, 2019, the Group recognized interest expense of USD 2,007(approximately RMB 14,361), at an effective interest rate of 8.35% per annum.

The Company may at its option redeem the Bond, in whole but not in part, at any time prior to July 31, 2022, at a redemption price equal to 100% of the principal amount of the Bond plus the premium defined in the Bond terms, and accrued and unpaid interest, if any, to (but not including), the redemption date. The premium is the greater of (1) 1.00% of the principal amount of the Bond or (2) the excess of (A) the present value at the redemption date of the redemption price of the Bond at July 31, 2022 plus all required remaining scheduled interest payments due on the Bond (but excluding accrued and unpaid interest to the redemption date) through July 31, 2022 computed using a discount rate defined in the Bond terms, over (B) the principal amount of such Bond on such redemption date.

At any time and from time to time prior to July 31, 2022, the Company may at its option redeem up to 35% of the aggregate principal amount of the Bond at a redemption price of 107.45% of the principal amount of the Bond, plus accrued and unpaid interest, if any, to (but not including) the redemption date, with the proceeds from sales of certain kinds of the Company’s capital stock, subject to certain conditions.

13.                ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2018	2019
	RMB	RMB
Payroll and related benefits	166,240	247,459
Temporary receipt from students	108,209	149,408
Deposits received	21,477	71,075
Education subsidy	4,478	6,540
Bond interest payables	—	13,325
Accrual rental expense	—	20,757
Professional fee	5,016	34,898
Commission fee	—	11,462
Other payable related to stock repurchase	5,616	—
Housing subsidies-current	3,006	4,818
Offering subsidies-current	1,551	1,733
Other tax payable	4,806	13,448
Others	15,458	40,159
Total	335,857	615,082

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

The Company was incorporated on December 16, 2016. As of the incorporation date, the total issued share capital of the Company is USD 0.0001 consisting of 10 ordinary shares with a par value of USD 0.00001 and total authorized share capital is USD 50 divided into 5,000,000,000 shares. In February 2017, the Company issued additional 99,999,990 shares to exchange 100% equity interest of Impetus. After the Company’s share increment, the total outstanding share of the Company was 100,000,000 shares, among that, 72.6% 20% and 7.4% of its shares are held by Ms. M, Ms. H and Mr. He, and each shareholder maintains individual ownership interests in the Group prior to the Reorganization.

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

The shares information relating to a total of 92.6% of 100,000,000 Class B Ordinary Shares (i.e. 92,590,000 shares) issued by the Company to the Yang’s Family in exchange for their ownership of the entities that had been under the control of the Yang’s Family for the entire period presented, was presented as if the Reorganization occurred at the beginning of the first period presented. The total of 7.4% of 100,000,000 Class B Ordinary Shares issued by the Company to Mr. He was presented as addition of shares in January 2016 as part of the consideration of the acquisition of Impetus (i.e. 3,844,870 shares) and its compensation for acting as CEO of the Group after the acquisition (i.e. 3,565,130 shares) .

Upon the IPO in May 2017 and exercise of the green shoes options in June 2017, the Company issued 15,000,000 and 2,250,000 Class A Ordinary Shares, respectively.

The Company completed a follow-on public offering of ADSs priced at US$19.00 per ADS on March 5, 2018. The Company issued and sold 10,000,000 ADSs, each representing one Class A Ordinary Share of the Company.

In April 2018, the Board of Directors approved a stock repurchase program (the “2018 Repurchase Program”) which authorized the repurchase of up to US$100,000 of the Company’s common stock. Under the 2018 Repurchase Program, the Group repurchased 1,207,465 and 5,471,718 shares during the year ended August 31, 2018 and the year ended August 31, 2019, respectively with a cost of US$16,822 (approximately RMB 114,554) and US$60,539 (approximately RMB 417,149), respectively. For the year ended August 31, 2019, the Board of Directors approved to cancel and retire all these repurchased shares.

15.                REVENUE

The Group provides domestic K-12 and international education program in PRC and overseas. Overseas business includes arts programs, language programs and university foundation programs. The Group’s revenue includes tuition income from education programs, meal income, boarding income, commission income, study-abroad and career consulting service income, camp service and other education services related revenue. Revenue for the years ended August 31, 2017, 2018 and 2019 were primarily generated in the PRC, Hong Kong, Canada, the UK and US. Please refer to Note 22 for disaggregation of Revenue by geographical areas. The Group recognized majority of its revenue over time and have insignificant amount of revenue recognized at point in time.

(a)         Disaggregation of revenue

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Tuition income from education programs	1,007,509	1,254,390	1,689,952
Tuition income from complementary training institutes	71,268	85,098	123,895
Meal income	159,257	187,307	225,665
Boarding income	55,286	72,357	118,723
Commission income	—	50,236	138,587
Consulting service income	—	18,987	124,072
Other revenues	35,803	53,191	145,703
Less: sales tax	756	2,695	3,592
Total	1,328,367	1,718,871	2,563,005

(b)         Contract balances

	As of August 31,
	2018	2019
	RMB	RMB
Account receivable	809	21,528
Contract liabilities	—	1,529,137
Current portion of deferred revenue	965,152	—
Refund liabilities	—	20,259

Contract liabilities principally relate to customer advances received prior to performance. All contract liabilities at the beginning of the year ended August 31, 2019 were recognized as revenue during the year ended August 31, 2019.

Refund liabilities mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liabilities estimates are based on historical refund ratio on a portfolio basis using the expected value method.

16.                SHARE-BASED COMPENSATION

Share incentive plan

On December 15, 2017, the Company adopted the Bright Scholar Education Holdings Limited 2017 Share Incentive Plan (the “2017 Plan”), which provide up to an aggregate of 845,000 Class A ordinary shares of the Company as stock based compensation to school principals and management team members with vesting period varying from 3 to 5 years.

On September 1, 2018, the Company granted 167,138 Class A ordinary shares to management of Can-achieve Group per ordinary share pursuant to the 2017 Plan. The expiration dates of the options were 3 years from grant date, vesting is subject to the performance indicator of the option holders. During any authorized leave of absence, the vesting of the option shall be suspended after the leave of absence exceeds a period of 90 days.

On January 18, 2019, the Company granted 2,545,000 Class A ordinary shares to a certain member of the Company’s senior management team, pursuant to the Company’s 2017 plan, in which, one tenth is vested and exercisable on grant date and the remaining options will vest after 1 to 6 years from grant date. Vesting is subject to the continuous services of the option holders to the Company and the financial and operating performance of the Group. During any authorized leave of absence, the vesting of the option shall be suspended after the leave of absence exceeds a period of 90 days. In the event of termination of the option holders’ continuous service for cause, the option holders’ right to exercise the option shall terminate concurrently, except otherwise determined by the plan administrator, and the Group shall have the rights to repurchase all vested options purchased by the option holders.

16.                SHARE-BASED COMPENSATION - continued

Share incentive plan - continued

The Company uses the Binomial tree of lattice pricing model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The post-vesting forfeiture rate is estimated by the Group at the range of 0%-15% by different level of principals and management team members.

The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2018	2019
Expected dividend yield	0%	0%
Risk-free interest rate	1.84%-2.35%	2.75%-2.85%
Expected volatility	42%-51%	50%-51%
Expected life	2 or 10 years	8.90 or 9.29 years
Exercise multiples	2.20-2.80 times	2.20-2.80 times
Fair value of underlying ordinary shares (US$/share)	9.29-12.25	6.28-6.83

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

(6)         The fair values of ordinary shares were determined based on the closing price in the market.

For the year ended August 31, 2018 and 2019, the share options movement were as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual years	Weighted average fair value at grant date	Aggregate intrinsic value
		US$		US$	US$
As of August 31, 2017	—	—	—
Granted	845,000	8.74	8.63
Exercised	—	—	—
Forfeited	(47,896)	8.74	8.21
As of August 31, 2018	797,104	8.74	8.66	11.4	2,630,442
Granted	2,712,138	8.74	8.29
Exercised	(14,457)	8.74	—
Forfeited	(421,471)	8.74	8.30
Outstanding as of August 31, 2019	3,073,314	8.74	8.33	7.98	(1,407,301)
Vested and exercisable as of August 31, 2019	538,978	8.74	8.29	8.08	(246,803)

For the year ended August 31, 2017, 2018 and 2019, the Group recognized share-based payment expenses of nil, RMB 29,061 and RMB 51,664, respectively, in connection with the share options granted to employees. The total fair value of share options vested was nil, RMB 3,712 and RMB 32,276, respectively.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. As of August 31, 2017, 2018 and 2019, there was nil, RMB 31,586 and RMB 91,147 unrecognized compensation expense, respectively, related to un-vested share options granted to executive and employees of the Group. As of August 31, 2018 and 2019, the unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average vesting period of 3.31 years and 2.94 years, respectively.

17.                INCOME TAX EXPENSE

Income tax expense consists of the following:

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Current income tax expense:
The PRC	39,995	60,278	73,142
Canada	—	170	—
Hong Kong	—	243	11,225
The US	—	—	379
The UK	—	—	411
Deferred income tax expense:
PRC	975	6,599	(3,446)
Canada	—	92	(144)
The US	—	—	(514)
The UK	—	—	(473)
Total income tax expense:	40,970	67,382	80,580

Cayman Islands

The Company and Impetus are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and Impetus are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The US

Can-achieve Global Education, Inc. (Los Angeles), Cambridge Education Group Holding Inc.(US) and its subsidiaries are located in US and are subject to an income tax rate of 21% for taxable income earned in the US. No provision for US profits tax has been made in the combined and consolidated financial statements as it has no assessable income for the year ended August 31, 2019.

The UK

The Company’s subsidiaries operating in UK are subjected to income tax rate at 19%.

Canada

Can-Achieve International Education Limited (Vancouver) operating in Vancouver, Can-Achieve Academy Limited and CEG Holdings Canada Inc. and its subsidiaries operating in Toronto are subject to income tax rate ranging from 26% to 26.5% according to the province tax rates.

Hong Kong

The provision for current income taxes of the Company’s subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% for the years ended August 31, 2019.

The PRC

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

Zhuhai Bright Scholar is a company registered in Hengqin New Area whose main business, providing outsourcing consulting services, falls within the preferential enterprise income tax (“EIT”) catalogue of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 70% of its total revenues. Zhuhai Bright Scholar was classified as a domestically-owned enterprise in Hengqin New Area, Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 24, 2017 (date of incorporation). If Zhuhai Bright Scholar continues to meet the relevant requirements, it may be eligible for the preferential EIT rate for the following years until December 31, 2020.

17.                INCOME TAX EXPENSE - continued

The PRC - continued

Companies in the PRC qualified as “small-scaled minimal profit enterprise” under the EIT law were entitled to a preferential tax rate. Hubei Sannew Education Development Co., Ltd., Wuhan Mierdun Education Technology Co., Ltd.,  Zhengzhou Dahua Education Consulting Co., Ltd, Heze Qiqiaoban Education Technoly Limited and six kindergartens in Shandong-based Qiqiaoban Group was entitled to preferential rate of 5% or 10%.

Chengdu Yinzhe Education and Technology Co., Ltd. and Chengdu Laizhe Education and Technology Co., Ltd. established in the westward development area of the PRC were subject to preferential tax rate of 15% of taxable profit for the period from the acquisition date of Chengdu Yinzhe, December 1, 2018 to August 31, 2019.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of August 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	36,293	54,697
Others	—	5,409
Less: valuation allowance	18,164	29,773
Total deferred tax assets	18,129	30,333
Deferred tax liabilities:
Intangible assets	17,067	53,689
Total deferred tax liabilities	17,067	53,689

Movement in valuation allowance is as follows:

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Beginning balance	11,250	12,283	18,164
Additions from acquisition	—	370	—
Additions	4,836	8,963	14,025
Reversal	(3,257)	(3,395)	(2,268)
Expired	(546)	(57)	(148)
Ending balance	12,283	18,164	29,773

As of August 31, 2017, 2018 and 2019, the tax loss carry-forward in the PRC amounted to RMB 150,480, RMB 143,424 and RMB 179,400, respectively which would expire by the end of calendar year 2022, 2023 and 2024. During the year ended August 31, 2019, the Group acquired an international education services provider with the accumulated tax loss carry-forward of approximately RMB 37,452 in the UK and the US, which can be carried forward indefinitely to offset future taxable income. The Group operates its business through its subsidiaries, its VIEs, and other affiliated companies under common control with BGY Education Investment. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and other affiliated companies under common control with BGY Education Investment may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 12,283, RMB 18,164 and RMB 29,773 had been established as of August 31, 2017, 2018 and 2019, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in combine and consolidated financial statements for the years ended August 31, 2017, 2018 and 2019. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

17.                INCOME TAX EXPENSE - continued

PRC - continued

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2019, the Group is subject to examination of the PRC tax authorities.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in year 2017, 2018 and 2019 to income before income taxes and the actual provision for income tax were as follows:

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Net income before provision for income tax	232,779	316,325	333,577
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	58,195	79,081	83,394
Effect of expenses that are not deductible in determining taxable profit	265	8,238	13,481
Unrecognized tax losses	4,836	8,963	14,025
Utilization of tax losses previously not recognized	(3,257)	(3,395)	(2,268)
Expiration of tax losses previously recognized	898	—	—
Utilization of tax losses against pre-acquisition profits	—	—	8,837
Effect of income tax rate difference in other jurisdiction	(19,967)	(25,497)	(36,889)
Others	—	(8)	—
Income tax expense recognized in profit or loss	40,970	67,382	80,580

If the tax holidays granted to certain schools and entities of the Group were not available, the Group’s income tax expense would have increased by RMB 19,967, RMB 25,497 and RMB 33,127 for the years ended August 31, 2017, 2018 and 2019, respectively. The basic net earnings per share attributable to the Company would decrease by RMB 0.19, RMB 0.21 and RMB 0.27 for the years ended August 31, 2017, 2018 and 2019, respectively.

18.                EARNINGS PER SHARE

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator used in basic and diluted earnings per share:
Net earnings attributable to Bright Scholar Education Holdings Limited	172,050	246,969	241,099
Earnings available for future distribution	172,050	246,969	241,099
Shares (denominator):
Weighted average common shares outstanding used in computing basic earnings per share	104,839,041	122,088,201	122,322,894
Weighted average common shares outstanding used in computing diluted earnings per share	104,839,041	122,186,796	122,430,457
Net earnings per share
Basic	1.64	2.02	1.97
Diluted	1.64	2.02	1.97

As of August 31, 2017, 2018 and 2019, there are nil, 361,307 and 2,318,716 employee stock options or non-vested ordinary shares, were excluded from the computation of diluted net earnings per share in the periods presented, as their inclusion would have been anti-dilutive for the years presented.

19.               RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Country Garden Intelligent Services Group Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	Entities controlled by the chairperson of the Group
Foshan Shunde Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Zengcheng Crystal Water Plant Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Shunde Phoenix Optimal Commercial Co., Ltd.	Entities controlled by the chairperson of the Group
Huidong Country Garden Real Estate Development Co., Ltd.	Entities controlled by the chairperson of the Group
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Elite Architectural Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Giant Leap Construction Co., Ltd.	Entities controlled by the chairperson of the Group
Guangyuan Country Garden Investment Co., Ltd.	Entities controlled by the chairperson of the Group
Kaiping Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Changsha Ningxiang Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Country Garden Vocational Education School	Entities controlled by the chairperson of the Group
Can-Achieve Global Edutour Co., Ltd.	Entities controlled by non-controlling interest shareholder
Zengcheng Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Szeto, Kwok Kin Daniel	Non-controlling interests shareholder of a subsidiary of the Group
Foshan Shunde Bi Ri Security Engineering Co. Ltd.	Entities controlled by the chairperson of the Group
Laian Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Chuzhou Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Wuhan Country Garden Property Management Co., Ltd.	Entities controlled by the chairperson of the Group
Baoding Baigou New town Honghua Eaton commerce co. Ltd.(“Baoding Baigou”)	Non-controlling interests shareholder of a subsidiary of the Group
New Learning Management Co., Ltd.	Non-controlling interests shareholder of a subsidiary of the Group
Guangzhou Country Garden Shuttle Bus Services Limited	Entities controlled by the chairperson of the Group
Huaihua Zhiyi Network Technology Limited Partnership	Entities controlled by non-controlling interest shareholder
Huaihua Yimeng Network Technology Limited Partnership	Non-controlling interests shareholder of a subsidiary of the Group
Fine Nation Group Limited	Entities controlled by the immediate family of the chairperson of the Group

The Group entered into the following transactions with its related parties:

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by the chairperson are as below
Country Garden Intelligent Services Group Co., Ltd.	—	328	5,982
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	67	2,446	3,209
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	1,186	2,069	2,063
Foshan Shunde Country Garden Property Development Co., Ltd.	—	1,532	1,543
Zengcheng Crystal Water Plant Co., Ltd.	951	1,296	1,386
Guangdong Shunde Phoenix Optimal Commercial Co., Ltd.	—	—	999
Guangzhou Country Garden Shuttle Bus Services Limited	1,232	760	727
Huidong Country Garden Real Estate Development Co., Ltd.	—	814	200
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	152	—	47
Others	97	1,872	1,663
Total	3,685	11,117	17,819

19.               RELATED PARTY TRANSACTIONS - continued

The Group entered into the following transactions with its related parties: - continued

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Construction services provided by other entities controlled by the chairperson are as below
Guangdong Elite Architectural Co., Ltd.	—	—	817
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	—	—	791
Guangyuan Country Garden Investment Co., Ltd.	12,000	—	—
Guangdong Giant Leap Construction Co., Ltd.	20	5,728	—
Total	12,020	5,728	1,608

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Services provided to other entities controlled by the chairperson are as below
Huidong Country Garden Real Estate Development Co., Ltd.	1,851	3,445	1,595
Kaiping Country Garden Property Development Co., Ltd.	1,500	1,500	—
Changsha Ningxiang Country Garden Property Development Co., Ltd.	—	2,186	848
Others	1,278	37	—
Total	4,629	7,168	2,443

	For the year ended August 31,
	2017	2018	2019
	RMB	RMB	RMB
Interest incurred from Promissory Note provided by other entity controlled by the immediate family of the chairperson is as below
Fine Nation Group Limited*	—	—	4,547
Total	—	—	4,547

*During 2019, Fine Nation Group Limited issued a promissory note (the “Promissory Note”) with a principal amount of USD100,000 to the Company, which has been fully paid as of August 31, 2019 with an interest expense of RMB 4,547.

The following table presents amounts owed from and to related parties as of August 31, 2018 and 2019:

	As of August 31,
	2018	2019
	RMB	RMB
Amounts due from related parties
Foshan Shunde Country Garden Property Development Co., Ltd. (1)	4,172	3,576
Huidong Country Garden Real Estate Development Co., Ltd. (2)	3,445	—
Changsha Ningxiang Country Garden Property Development Co., Ltd. (2)	2,186	474
Kaiping Country Garden Property Development Co., Ltd. (6)	1,590	1,590
Zengcheng Country Garden Property Development Co., Ltd. (5)	948	—
Szeto, Kwok Kin Daniel (3)	999	2
Can-Achieve Global Edutour Co., Ltd. (4)	2,505	3,144
Others (1)	2,115	1,866
Total	17,960	10,652

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)                      The amounts mainly represent the advance payment for purchasing services and materials or construction services provided by the entities controlled by Ms. H.

(2)                      The amounts mainly represent the receivables of the enrolment tuition discount provided to the owners of properties which were subsidized by real estate entities controlled by Ms. H.

(3)                      The amounts mainly represent the receivable from a non-controlling interest shareholder acquired through the acquisition of FGE Group.

(4)                      The amounts mainly represent the receivables from Can-Achieve Global Edutour Co., Ltd. which consist of expense paid on behalf of Can-Achieve Global Edutour Co., Ltd.

19.               RELATED PARTY TRANSACTIONS - continued

(5)                       The amounts due from related parties represent expenses paid on behalf of entities controlled by Ms. H.

(6)                       The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd..

	As of August 31,
	2018	2019
	RMB	RMB
Amounts due to related parties
Laian Country Garden Property Development Co., Ltd.(1)	11,550	11,550
Changsha Ningxiang Country Garden Property Development Co., Ltd. (1)	8,732	8,732
Chuzhou Country Garden Property Development Co., Ltd. (1)	12,000	30,769
Wuhan Country Garden Property Management Co., Ltd. (1)	3,154	3,154
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd. (2)	5,781	6,515
Guangdong Giant Leap Construction Co., Ltd. (2)	17,058	10,166
Guangyuan Country Garden Investment Co., Ltd. (2)	1,200	—
Baoding Baigou New Town Honghua Eaton Commerce Co., Ltd. (3)	3,000	3,000
New Learning Management Co., Ltd. (4)	89,469	—
Huaihua Zhiyi Network Technology Limited Partnership (5)	—	18,335
Huaihua Yimeng Network Technology Limited Partnership (5)	—	9,167
Huidong Country Garden Real Estate Development Co., Ltd. (6)	—	3,110
Others	5,351	5,540
Total	157,295	110,038

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

	As of August 31,
	2018	2019
	RMB	RMB
Other non-current liability due to related parties
Huaihua Zhiyi Network Technology Limited Partnership (5)	—	14,490
Huaihua Yimeng Network Technology Limited Partnership (5)	—	7,246
Total	—	21,736

Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)                  The amounts mainly represent financing funds for maintaining daily operation of schools held by affiliated entities under common control from other entities controlled by Ms. H, Chairperson of the Group .

(2)                  The amounts mainly represent construction services provided by other entities controlled by Ms. H, Chairperson of the Group.

(3)                  The amounts represent the financing funds for maintaining daily operation from Baoding BaiGou, the non-controlling interest shareholder.

(4)                  The amounts represent the acquisition payables to New Learning Management Co., Ltd. for the acquisition of Xinqiao Group in fiscal year 2018 which was settled during fiscal year 2019.

(5)                  The amounts represent the acquisition payables to Huaihua Zhiyi Network Technology Limited Partnership and Huaihua Yimeng Network Technology Limited Partnership for the acquisition of Chengdu Yinzhe Group in fiscal year 2019.

(6)                  The amount mainly represents the advance payment from Huidong Country Garden Real Estate Development Co., Ltd., the entities controlled by Ms. H, as the enrolment tuition discount to the owners of properties. The Group utilizes facilities and equipment provided by other real-estate subsidiaries controlled by Ms. H. In return, the Group gives enrolment priorities to the owners of properties with these affiliated companies when providing its educational services.

20.                COMMITMENTS AND CONTINGENCIES

Lease obligations

The Group leases certain schools and office premises under non-cancelable operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the lease. Rental expenses under operating leases for the years ended August 31, 2017, 2018 and 2019 were RMB 20,195, RMB 28,134 and RMB 103,525, respectively.

20.                COMMITMENTS AND CONTINGENCIES - continued

Lease obligations - continued

Future rental commitments under non-cancelable operating leases as of August 31, 2019 were as follows:

RMB
Year ending August 31:
2020	194,285
2021	185,839
2022	179,723
2023	158,329
2024	158,339
Thereafter	2,030,659
2,907,174

Capital commitment

As of August 31, 2019, future minimum capital commitments under non-cancelable construction contracts were as follows:

RMB
Capital commitment for construction of schools	63,967

21.                NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from August 31, 2016 through August 31, 2019.

	GCGS	HCGS	PCBS	CGBS	Can- achieve	Xinqiao Group	Chengdu Yinzhe	Wuhan Sannew	Hangzhou Impression	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at August 31, 2016	(329)	(4,169)	8,383	17,081	—	—	—	—	—	23,866	44,832
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	3,600	3,600
Income attributable to non-controlling interests	9,638	1,613	2,249	100	—	—	—	—	—	6,159	19,759
Acquisition of additional interest in subsidiaries of non-controlling interests*	(9,309)	2,556	(10,632)	(17,181)	—	—	—	—	—	(30,300)	(64,866)
Balance at August 31, 2017	—	—	—	—	—	—	—	—	—	3,325	3,325
Income attributable to non-controlling interests	—	—	—	—	2,338	1,276	—	—	—	(1,680)	1,934
Disposal of a subsidiary**	—	—	—	—	—	—	—	—	—	(1,953)	(1,953)
Acquisition of subsidiaries	—	—	—	—	113,288	38,156	—	—	—	15,274	166,718
Balance at August 31, 2018	—	—	—	—	115,626	39,432	—	—	—	14,966	170,024
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	—	—	—	500	500
Income attributable to non-controlling interests	—	—	—	—	10,176	(1,518)	5,919	(1,135)	119	(1,902)	11,659
Effect of ASC606 new revenue standard	—	—	—	—	164	—	—	—	—	(6)	158
Foreign currency translation	—	—	—	—	(25)	—	—	—	—	87	62
Acquisition of subsidiaries	—	—	—	—	—	—	62,766	74,213	30,000	12,450	179,429
Balance at August 31, 2019	—	—	—	—	125,941	37,914	68,685	73,078	30,119	26,095	361,832

Note*: During the year ended August 31, 2017, the Company acquired additional interests in certain subsidiaries of non-controlling interests with total consideration of RMB 15,712, the total amount of the non-controlling interests was RMB 64,866 as of the acquisition dates and the difference was charged to additional paid in capital accordingly.

Note**: During the year ended August 31, 2018, the Company disposed interest in a subsidiary with a total consideration of RMB 7,000,  and the carrying amount of the non-controlling interests of the disposed subsidiary as of the disposal date was RMB 1,953.

22.                SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report amounts when making decisions about allocating resources and assessing the performance of the Group.

In the prior years, the Group identified four reportable segments, including International Schools, Bilingual Schools, Kindergartens and Complementary Education Services. During the year ended August 31, 2019, the Group acquired the overseas businesses and has assessed these businesses as one additional reportable segment. As of August 31, 2019, the Group identified five reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools and Complementary Education Services.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

For the year ended August 31, 2017

	Domestic K-12 Schools
	International Schools	Bilingual Schools	Kindergartens	Overseas Schools	Complementary Education Service	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	505,595	413,404	312,008	—	97,360	1,328,367
Costs of revenue	(360,044)	(262,283)	(178,758)	—	(59,245)	(860,330)
Gross profit	145,551	151,121	133,250	—	38,115	468,037

22.                SEGMENT INFORMATION - continued

For the year ended August 31, 2018

	Domestic K-12 Schools
	International Schools	Bilingual Schools	Kindergartens	Overseas Schools	Complementary Education Service	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	589,599	534,008	399,249	—	196,015	1,718,871
Costs of revenue	(373,391)	(346,868)	(223,397)	—	(146,939)	(1,090,595)
Gross profit	216,208	187,140	175,852	—	49,076	628,276

For the year ended August 31, 2019

	Domestic K-12 Schools
	International Schools	Bilingual Schools	Kindergartens	Overseas Schools	Complementary Education Service	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	745,015	650,433	495,024	181,793	490,740	2,563,005
Costs of revenue	(456,003)	(400,043)	(279,315)	(145,625)	(305,028)	(1,586,014)
Gross profit	289,012	250,390	215,709	36,168	185,712	976,991

The Group’s CODM does not review the financial position by operating segments, thus no total assets of each operating segment presented.

GEOGRAPHIC INFORMATION

The Group’s revenues are attributed to geographic areas based on the selling location.

The following table presents total revenues for the years ended August 31, 2017, 2018 and 2019 from a geographical perspective:

	For the year ended August 31,
	2017	2018	2019
Revenues from sales originated:
China **	1,328,367	1,710,756	2,366,078
Canada	—	3,668	10,226
The US	—	4,447	24,977
The UK	—	—	161,724
Total	1,328,367	1,718,871	2,563,005

The following table presents long-lived assets including property and equipment, net and land use rights, net as of August 31, 2018 and 2019 from a geographical perspective:

	As of August 31,
	2018	2019
China **	494,031	776,483
Canada	71	3,013
The US	105	52,184
The UK	—	133,789

** Includes mainland China and Hong Kong.

23.                CONTRIBUTION PLAN

In mainland China, full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 99,013, RMB 118,864 and RMB 165,472 for the years ended August 31, 2017, 2018 and 2019, respectively.

The Company also provides other defined contribution plans for the benefit of overseas employees. Amounts contributed during the years ended August 31, 2017, 2018 and 2019 were insignificant.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2017, 2018 and 2019, the Group made apportions of nil, nil and nil to the statutory surplus reserve fund, respectively, and RMB 17,132, RMB nil and nil to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Restricted net asset include paid-in capital, additional paid-in capital, the statutory reserves and the retained earnings of the Company’s PRC subsidiaries and VIEs. As of August 31, 2018, paid in capital, additional paid in capital, statutory reserves and retained earnings were RMB 477,816, RMB 13,760, RMB 112 and RMB 471,703 respectively. As of August 31, 2019, paid in capital, additional paid in capital, statutory reserves and retained earnings were RMB 682,000, RMB 124,151, RMB 2,396 and RMB 853,039 respectively. As of August 31, 2018, and 2019, the total of restricted net assets was therefore RMB 963,391, and RMB 1,661,586, respectively.

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

	As of August 31
	2018	2019
	RMB	RMB
Cash and cash equivalents	3,153,852	3,246,995
Restricted cash	10,229	18,019
Total	3,164,081	3,265,014

26.                SUBSEQUENT EVENTS

Acquisition

In September 2019, the Company completed the acquisition of 100% equity interests in St. Michael’s School and Bosworth Independent College in the UK for a total consideration of GBP 38,000. The Group is in the process of completing the purchase price allocation for the acquisitions as of the issuance of the financial statements.

Others

On September 18, 2019, the Company announced that the board of directors (i) has approved a USD 30,000 share repurchase program, and (ii) has approved and declared a special cash dividend of USD 0.10 per ordinary share (USD 0.10 per ADS).

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

BALANCE SHEET

(Amounts in thousands)

	As of August 31,	As of August 31,
	2018	2019
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	1,702,804	1,496,959	209,239
Amounts due from subsidiaries and VIEs	393,123	2,172,665	303,687
Amounts due from related parties	—	7	1
Other receivables, deposits and other assets	2,530	64,384	9,000
Short-term investments	—	221,670	30,984
Total current assets	2,098,457	3,955,685	552,911
Investment in subsidiaries and VIEs	550,348	883,559	123,500
Long-term investments	204,968	14,711	2,056
Total non-current assets	755,316	898,270	125,556
TOTAL ASSETS	2,853,773	4,853,955	678,467
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	7,544	23,475	3,281
Amounts due to subsidiaries and VIEs	—	11	2
Non-current liabilities
Other non-current liabilities	4,654	3,033	424
Bond payable	—	2,106,000	294,368
TOTAL LIABILITIES	12,198	2,132,519	298,075
EQUITY
Share capital	9	8	1
Additional paid-in capital	2,469,815	2,105,189	294,255
Accumulated other comprehensive income	75,770	78,955	11,036
Retained earnings	295,981	537,284	75,100
TOTAL EQUITY	2,841,575	2,721,436	380,392

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF OPERATIONS COMBINED AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2019

(Amounts in thousands)

	2017	2018	2019
	RMB	RMB	RMB	USD
				(Note 2)
Other operating income	399	1,590	1,670	233
Selling, general and administrative expenses	(6,734)	(34,753)	(58,025)	(8,111)
Other expenses	—	(49)	(60,612)	(8,472)
Interest income, net	1,822	21,249	17,482	2,444
Investment income	—	—	7,373	1,031
Equity in earnings of subsidiaries and VIEs	176,563	258,932	333,211	46,575
Net income	172,050	246,969	241,099	33,700
Other comprehensive (loss) income	(36,494)	112,264	3,185	445
Comprehensive income	135,556	359,233	244,284	34,145

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	2017	2018	2019
	RMB	RMB	RMB	USD
				(Note 2)
Cash flows from operating activities
Net income for the year	172,050	246,969	241,099	33,700
Share-based compensation	—	29,061	51,664	7,221
Investment income	—	—	(7,373)	(1,031)
Finance costs	—	—	18,908	2,643
Equity in earnings of subsidiaries and VIEs	(176,563)	(258,932)	(333,211)	(46,575)
Other receivables, deposits and other assets	(399)	(2,131)	(60,380)	(8,440)
Accrued expenses and other current liabilities	—	903	(3,857)	(539)
Amounts due to subsidiaries and VIE	—	—	11	2
Other non-current assets and liabilities	—	4,654	(1,621)	(227)
Amounts due from subsidiaries and VIE	(14,727)	(378,388)	(1,727,903)	(241,519)
Amounts due from related parties	—	—	(7)	(1)
Net cash used in operating activities	(19,639)	(357,864)	(1,822,670)	(254,766)

Cash flows from investing activities
Purchase of long-term investments	—	(190,920)	(13,416)	(1,875)
Net cash used in investing activities	—	(190,920)	(13,416)	(1,875)

Cash flows from financing activities
Proceeds from initial public offering	1,151,112	—	—	—
Proceeds from follow-on offering	—	1,151,702	—	—
Repurchase of ordinary shares	—	(108,938)	(417,149)	(58,307)
Proceeds from issuance of the Bond	—	—	2,069,160	289,219
Issuance cost of the Bond offering	—	—	(32,971)	(4,609)
Proceeds on exercise of stock options	—	—	858	120
Net cash provided by financing activities	1,151,112	1,042,764	1,619,898	226,423
Net change in cash and cash equivalents	1,131,473	493,980	(216,188)	(30,218)
Cash and cash equivalents at beginning of the year	—	1,094,979	1,702,804	238,011
Effect of exchange rate changes on cash and cash equivalents	(36,494)	113,845	10,343	1,446
Cash and cash equivalents at end of the year	1,094,979	1,702,804	1,496,959	209,239

Note to Schedule 1

(In thousands)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of August 31, 2019, RMB 1,661,586 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended August 31, 2017, 2018 and 2019.

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