Form 20-F
period 2020-08-31
Bright Scholar Education Holdings Ltd
filed 2020-12-23
CIK 1696355

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR THE SECURITIES ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

For the fiscal year ended August 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ms. Dongmei Li, Chief Financial Officer

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdoug 528300

The People’s Republic of China

Telephone: +86-757-6683-2007

Facimile: +86-757-2360-2220

E-mail: lidongmei@brightscholar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share, par value US$0.00001 per share	BEDU	The New York Stock Exchange
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

Class A ordinary shares, par value US$0.00001 each	25,695,274
Class B ordinary shares, par value US$0.00001 each	93,690,000

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒

†  Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐   Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐   Yes   ☒   No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADSs” refers to American depositary shares, each of which represents one Class A ordinary share;
●	“Advanced Placement” or “AP” refers to a program in the United States and Canada created by the U.S. College Board which offers college-level curricula and examinations to high school students;
●	“A-Level” or “A Levels” refers to the General Certificate of Education (Advanced Level) Examination, a subject-based qualification conferred as part of the General Certificate of Education, as well as a school leaving qualification offered by the educational bodies in the United Kingdom and the educational authorities of British Crown dependencies to students completing secondary or pre-university education;
●	“BGY Education Investment” refers to BGY Education Investment Management Co., Ltd., our affiliated entity that controls and holds our schools in China, through certain contractual arrangements;
●	“Bright Scholar Holdings” refers to Bright Scholar Education Holdings Limited;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“Country Garden” refers to Country Garden Holdings Company Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2007), a related party, and its subsidiaries;
●	“Diploma Program” refers to the International Baccalaureate Diploma Program, a two-year educational program administered by the International Baccalaureate headquartered in Geneva, Switzerland, providing an internationally accepted qualification for entry into higher education, which is generally recognized in all major English-speaking countries;
●	“fiscal year” refers to the period from September 1 of the previous calendar year to August 31 of the concerned calendar year;
●	“IB” or “IB Organization” refers to International Baccalaureate, an international educational foundation headquartered in Geneva, Switzerland, which offers four educational programs: the IB Diploma Program and the IB Career-related Program for students aged 16 to 19, the IB Middle Years Program for students aged 11 to 16, and the IB Primary Years Program for children aged three to 12, generally recognized in all major English-speaking countries;
●	“IGCSE” refers to the International General Certificate of Secondary Education, an English language curriculum developed by the University of Cambridge International Examinations and offered to students to prepare them for the International Baccalaureate, A Level and BTEC Level 3 which is recommended for higher-tier students;
●	“learning centers” refer to entities providing after-school education training services, including English proficiency training and extracurricular programs;
●	“ordinary shares” or “shares” refers to our Class A and Class B ordinary shares of par value US$0.00001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“school” refers to each of our international schools, bilingual schools, overseas schools and kindergartens, unless otherwise specified;
●	“school year” refers to the annual period of instruction at each school respectively, which customarily runs from September of the previous calendar year to July of the concerned calendar year;
●	“SEC” refers to the Securities and Exchange Commission of the United States;
●	“top local high schools” refers to a group of public high schools that are designated as top local high schools during each high school application period by the local educational authorities in cities in which our bilingual schools are located. Such schools are granted early admission privilege by which they enjoy first priority to admit student applicants with excellent academic performances based on their score rankings in Zhongkao, the high school entrance examinations administered in China;
●	“US$,” “U.S. dollars,” “$” and “dollars” refers to the legal currency of the United States of America;
●	“we,” “us,” “our,” and “our company” refers to Bright Scholar Education Holdings Limited, its subsidiaries and its affiliated entities; and
●	“Zhuhai Bright Scholar” refers to Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd., our wholly-owned subsidiary in China.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited  consolidated financial statements for the 2018, 2019 and 2020 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the Frost & Sullivan report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.8474 to US$1.00, the noon buying rate in effect on August 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 18, 2020, the noon buying rate was RMB6.5395 to US$1.00.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.           Selected Financial Data

We have derived our selected consolidated statement of comprehensive income data for the 2018, 2019 and 2020 fiscal years, and our selected consolidated balance sheet data as of August 31, 2019 and 2020, from our audited consolidated financial statements included in this annual report. Our selected combined statement of comprehensive income data for the fiscal years of 2016 and 2017 and our selected combined and consolidated balance sheet data as of August 31, 2016, 2017 and 2018 have been derived from our audited combined and consolidated financial statements not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

You should read the following information in conjunction with our audited combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	Year Ended August 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Combined and Consolidated Income (Loss) Data:
Revenue	1,040,329	1,328,367	1,718,871	2,563,005	3,366,503	491,647
Cost of revenue	(736,205)	(860,330)	(1,090,595)	(1,586,014)	(2,144,786)	(313,226)
Gross profit	304,124	468,037	628,276	976,991	1,221,717	178,421
Selling, general and administrative expenses	(290,098)	(261,972)	(368,141)	(691,900)	(871,154)	(127,224)
Other operating income	4,283	8,874	12,027	15,435	38,661	5,646
Impairment loss on operating lease right-of-use assets	—	—	—	—	(12,772)	(1,866)
Impairment loss on goodwill	—	—	—	—	(68,723)	(10,036)
Operating income	18,309	214,939	272,162	300,526	307,729	44,941
Interest income/(expense), net	2,148	4,901	27,297	24,254	(159,352)	(23,272)
Investment income	805	13,718	21,669	17,414	106,675	15,579
Other expenses	(457)	(779)	(4,803)	(8,617)	(11,291)	(1,649)
Income before income taxes and share of equity in income of unconsolidated affiliates	20,805	232,779	316,325	333,577	243,761	35,599
Income tax expense	(17,889)	(40,970)	(67,382)	(80,580)	(78,992)	(11,536)
Share of equity in income of unconsolidated affiliates	—	—	(40)	(239)	(595)	(87)
Net income	2,916	191,809	248,903	252,758	164,174	23,976
Net income attributable to non-controlling interests	39,290	19,759	1,934	11,659	3,169	463
Net (loss)/income attributable to ordinary shareholders	(36,374)	172,050	246,969	241,099	161,005	23,513
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.38)	1.64	2.02	1.97	1.34	0.20
Diluted	(0.38)	1.64	2.02	1.97	1.34	0.20
Weighted average shares used in calculating net loss/earnings per ordinary share:
Basic	96,983,360	104,839,041	122,088,201	122,322,894	120,158,001	120,158,001
Diluted	96,983,360	104,839,041	122,186,796	122,430,457	120,158,001	120,158,001

	As of August 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data
Cash and cash equivalents	356,018	1,883,000	3,153,852	3,246,995	3,377,684	493,280
Restricted Cash	6,433	13,662	10,229	18,019	1,046,253	152,795
Total assets	1,239,232	2,686,632	4,666,481	7,787,637	10,823,309	1,580,643
Total equity	161,561	1,419,458	3,011,599	3,083,268	3,124,381	456,287
Current liabilities	1,011,849	1,202,074	1,625,344	2,512,290	3,695,043	539,626
Total liabilities	1,077,671	1,267,174	1,654,882	4,704,369	7,698,928	1,124,356

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

Risk Factor Summary

Risks Related to Our Business

●	our ability to execute our growth strategies or continue to grow as rapidly as we have in the past;
●	our ability to remain profitable or increase profitability in the future;
●	PRC laws and regulations imposing significant limitations on our ability to engage in the private for-profit education business;
●	Uncertainties in our contractual arrangements resulting from changes in and interpretations of PRC laws and regulations;
●	limitations on our ability to maintain the operation of our kindergartens and to expand our kindergarten network;
●	our learning centers being able to secure required educational permits and business license;
●	acquisition related risks as a result of our acquisition strategy;
●	our ability to manage our business expansion and integrate businesses we acquire;
●	unknown or contingent liabilities related to the acquired businesses;
●	our ability to secure additional capital for our future expansion;
●	our ability to ramp up existing schools and successfully launch new schools;
●	concentration of our business in Guangdong province, China;
●	our ability to enroll and retain a sufficient number of students;
●	accidents, injuries or other harm that may occur at our schools, learning centers or the events we organize; and
●	our ability to charge tuition or other fees at sufficient levels.

Risks Related to Our Corporate Structure

●	ownership structure and contractual arrangements being challenged by extensive regulation over private education service business in China;

●	uncertainties in the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;
●	contractual arrangements with BGY Education Investment and its shareholders being ineffective in providing control as direct ovwership;
●	failure by our affiliated entities and their shareholders to perform their obligations under the contractual arrangements;
●	potential conflict of interest between us and our largest shareholders; and
●	additional taxes owed by us or our affiliated entities due to the PRC tax authorities’ scrutiny over our contractual arrangement.

Risks Related to Doing Business in China

●	overall economy in China or the education services market affected by PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;
●	uncertainties with respect to the PRC legal system;
●	any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us;
●	unfavorable tax consequences to us as a result of us being classified as a PRC “resident enterprise;”
●	are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries;
●	uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies; and
●	restrictions on currency exchange.

Risks Related to Our Ordinary Shares and ADSs

●	exemptions from requirements applicable to other public companies due to our status as an emerging growth company;
●	volatile ADS trading price;
●	decline in our ADS price due to substantial future sales or perceived potential sales of our ADSs;
●	decline in our ADS price due to techniques employed by short sellers;
●	limitation on your ability to influence corporate amtters due to our dual-class share structure with different voting rights; and
●	decline in our ADS price due to inaccurate, unfavorable or little research about us.

Risks Related to Our Business

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

We have grown rapidly in the past few years, expanding our school network from 29 schools as of September 1, 2013 to 102 schools as of the date of this annual report. We intend to enroll students, recruit teachers and educational staff, increase the utilization rates of our existing and new schools and invest in overseas and complementary businesses. However, we may not be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

●	we may not be able to attract and retain a sufficient number of students for our existing and new schools;
●	we may be unable to successfully integrate complementary or acquired businesses with our current service offerings and achieve anticipated synergies;
●	we may not be able to hire and retain principals, teachers, educational staff and other employees for our existing and new schools;
●	we may require more time than expected to obtain the accreditation for the education programs, particularly the international education programs, at our schools;
●	we may be unable to continue to refine our curricula and optimize our students’ academic performance;
●	our business partner, Country Garden, a related party, may be unable to develop new residential communities at locations with a robust demand for private education or sell residential units to a sufficient number of buyers seeking convenient access to private education;
●	the development of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;
●	we may be unable to successfully build our brand name and launch schools independent of Country Garden; and
●	we may be unable to successfully execute new growth strategies.

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

As of the date of this annual report, we have 94 schools in China, among which 11 are for-profit schools, 13 are non-profit private schools, and the remaining ones have not elected to register as either for-profit or non-profit schools. The election to register as for-profit or non-profit schools depends on the legislative status of the implementing regulations by competent government authorities in the various provinces where we operate. In the provinces where the implementation regulations have specified deadlines and provided grace periods for sponsors to elect to register private schools as for-profit or non-profit schools, we are still within such grace periods. For example, for our schools located in Hunan province, we shall be submitting our applications in batches aiming to complete the required election by August 2022. For our schools located in Jiangsu province, we do not have to make such elections until December 2022. For our schools located in Hebei and Shandong provinces, we do not have to make such elections until September 2022. The date of election can be postponed to a later date in some of the provinces we operate, if so approved by the local authorities. However, for provinces that have not promulgated implementing regulations that include deadlines or procedures for making the election, it is unclear when or how we must make the election. To the extent that we have to register certain of our schools in China as non-profit schools pursuant to the implementing regulations, our ability to generate revenue from these schools in the form of service fees could be adversely affected.

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

On August 10, 2018, the Ministry of Justice, or the MOJ, released the Implementation Rules of the Law on the Promotion of Private Education (Revised Draft) (Draft for Review), or the MOJ Draft, to seek public comments. As of the date of this annual report, the MOJ Draft has not entered into force, with uncertainties with respect to its contents and its retroactive effect. As advised by our PRC legal counsel, if the MOJ Draft is legislated in the same form as published, pursuant to the Legislation Law of the PRC, it shall not have retroactive effect in principle, and except for the situations disclosed in this annual report, the implementation of the MOJ Draft will not require our existing corporate structure and contractual arrangements to be restructured. The MOJ Draft has stipulated, among others, (1) that foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) that group-based education organizations shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements, and (3) that related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, school interests, or student or teacher interests. However, there is uncertainty as to whether the MOJ Draft will be legislated in the same form as published for consultation and how they will be interpreted and implemented when and if legislated at all. In particular, as advised by our PRC legal counsel, if the Implementation Rules of the Law on the Promotion of Private Education is promulgated and implemented in accordance with the MOJ Draft with retroactive effect, the validity of our contractual arrangements may be challenged and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our business expansion.

On August 17, 2020, the PRC Ministry of Education, or MOE, and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which further strengthen the regulation of private education fees. The Opinions on Further Standardization of Education Fee stipulate that private schools must publicize the itemized fees and standards at a prominent location in the school and indicate the itemized fees and standards in the admissions brochure and admission notice. If fees that should be publicized are not publicized, or the content of the publicity is not in compliance with the relevant policies, students are entitled to refuse the payment of the fees. In addition, the Opinions on Further Standardization of Education Fee emphasizes that sponsors of non-profit schools shall not tranfer proceeds generated from operating such schools by way of related party transactions that fail to meet the requirements of being open, fair or just, and other service fees charged to our students must be charged based on a reasonable basis and voluntary and non-profit principles. If the regulatory authority deems otherwise, our operations may be adversely affected.

On September 7, 2020, the MOE published the Draft Preschool Education Law for public comments. The Draft Preschool Education Law, among other things, tightens restrictions over kindergartens in pursuing profits and prohibits social capital from controlling state-run kindergartens and non-profit kindergartens through mergers and acquistitions, entrusted operation, franchising, through variable interest entities or via contractual control.

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

In addition, on January 22, 2019, the General Office of the State Council issued the Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas (the “Circular on Initiating the Rectification”), which requires existing community-affiliated kindergartens to be handed over to local education authorities and shall be held by local education authorities as public kindergartens or turn into inclusive kindergartens operated by authorized social entities. It also provides that community-affiliated kindergartens shall be not-for-profit. Some of our kindergartens are community-affiliated facilities, and the enforcement of the Circular on Initiating the Rectification may require us to convert them into low-profit or not-for-profit kindergartens, which may affect our profitability and results of operations. As of the date of this annual report, we are in the process of clarifying with local education authorities for four of our kindergartens, which we were notified to hand over to, or to operate on behalf of the local education authorities. As the implementation rules for determining community-affiliated kindergartens have not been promulgated and the attitudes of local education authorities towards the enforcement of such circular may vary in different regions, it remains uncertain whether and when our community-affiliated kindergartens will be required to make such conversion and to what extent such circular will impact on our business operations in general. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education.”

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

As of the date of this annual report, eight out of 22 of our learning centers in China currently in operation do not possess the operating permits , while nine out of 22 of our learning centers do not possess business licenses required by the regulatory changes discussed above. Although the implementing rules for the Amended Law or the relevant local regulations have not been published to the public, we are in the process of preparing filings and applying for permits for these learning centers in accordance with the Opinions 80 and relevant PRC laws and regulations but do not expect to complete all such filings and obtain all such permits in the near term. If we fail to obtain such required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue the operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

We have in the past acquired several businesses and intend to remain acquisitive while continue our organic growth, which may expose us to acquisition related risks.

We are at all times pursuing a number of acquisition opportunities and these processes are, at any time, in various stages of completion. For example, we have completed several acquisitions in the United Kingdom and will continue to seek opportunities in overseas markets as well as in complementary education services. Our targets may cover a wide range of education, including independent schools, boarding schools, art institutes, pre-university education service providers, language training centers and other education-related service providers. Our acquisition strategy exposes us to significant acquisition related risks. If we successfully complete several of these ongoing opportunities, the overall scope of our operations could grow substantially in the near to mid-term and would have a material impact on our business, results of operations and financial condition. While there is no certainty as to whether any of the opportunities that we are currently pursuing, or any future opportunity, will be completed, some of these opportunities may be completed in the near- or mid-term, if current challenges to the processes can be overcome. Our acquisition related risks include:

●	failure to obtain sufficient financing on satisfactory commercial terms in a timely manner;
●	failure to successfully manage the increased leverage, interest expense, gearing and risks of default;
●	depletion of our resources and cash flows available for existing operations;
●	significant reduction in our cash flow and liquidity for financing the acquisitions;
●	unanticipated challenges in operating in jurisdictions in which we do not currently operate in or do not operate at a significant scale, such as failure to get accustomed to the political, cultural and legal environment of these new jurisdictions;
●	unforeseen challenges in operating new types of schools or programs and the failure to obtain relevant licenses for these new businesses;
●	failure to manage and integrate the acquired businesses into our current operations effectively and may require financial resources that would otherwise be available for the ongoing development or expansion of our existing operations;
●	failure to adjust our current business model to manage and operate at a more sizable scale and to realize the expected benefits from economies of scale;
●	divert our management’s attention from existing businesses as they commit significant resources and efforts to the acquisition process;

●	incurrence of significant costs in pursuing each acquisition, even if transactions cannot be successfully pursued, such as legal and managerial costs in conducting due diligence on the targeted businesses, resulting in a deprivation of the value of the targeted businesses;
●	unforeseen contingent risks and latent liabilities of the targeted businesses that are not revealed to us in the due diligence process;
●	financial risks related to the acquisition processes due to the inaccuracy of our assumptions with respect to the cost of and schedule for completing the acquisitions;
●	potential loss of key personnel and students of the acquired business and failure to develop new relationships with students, teachers and other third parties in the overseas market;
●	failure to recover the cost of the acquisitions through the materialization of the expected value from the targeted businesses or to achieve synergistic effect;
●	regulatory risks related to the acquisition processes and to the operation of the newly acquired businesses, such as trade barriers and other restrictive or protective measures of our targeted overseas markets due to our lack of experience in dealing with the relevant authorities;
●	liabilities related to the acquisitions against the sellers if we are unable to fulfil our obligations to them pursuant to the relevant sell and purchase agreements resulting in unanticipated financial costs;
●	unanticipated increase in financing cost for the acquisitions due to fluctuation in foreign currencies and other foreign exchange restrictions or currency controls; and
●	failure to protect our minority interests in certain non-wholly owned schools or to increase our shareholdings by acquiring more equity interests and our interests may not be aligned with those of controlling shareholders’.

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

Our rapid expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. The sustainable post-acquisition organic growth is largely dependent on our ability to integrate operations, system infrastructure, existing partnerships and management philosophies of acquired schools and businesses. The integration of acquired schools is complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. There can be no assurance that the acquisitions will be as successful as intended, or at all. The main challenges involved in integrating acquired schools and business include the following:

●	implementing integration process and management systems to ensure management philosophies, group-wide strategies and evaluation benchmarks can be effectively carried out at each acquired school and business;
●	demonstrating to students of our acquired schools that the acquisitions will not result in adverse changes in the service quality and business focus;

●	retaining local existing managerial and operational teams and qualified education professionals of our acquired schools and businesses;
●	integrating and streamlining different system infrastructure and data management systems;
●	integrating financial reporting systems, the failure of which could cause a delay in, or impact the reliability of, our financial statements;
●	maintaining adequate internal control over financial reporting and preventing failed or delayed integration of these acquired businesses into our internal control over financial reporting;
●	preserving strategic, marketing or other important relationships of the acquired schools;
●	obtaining requisite pre-acquisition and post-acquisition regulatory approvals in countries and jurisdictions in which our target schools and businesses are located in a timely manner or at all; and
●	competing with multinational education companies.

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

To the extent our existing sources of capital are not sufficient to satisfy our existing and future needs, we may have to seek external financing sources. Our ability to obtain additional capital from external sources in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, regulatory considerations, general market conditions for capital raising activities and economic, political and other conditions in jurisdictions where we operate. In particular, future debt financing, if it can be obtained, could include terms that may restrict our financial flexibility or restrict our ability to manage our business freely, which may adversely affect our business and results of operations. In addition, we have completed several overseas acquisitions in the past, such as the acquisitions of Bournemouth Collegiate School (“BCS”), St. Michael’s School, Bosworth Independent School (“BIC”) and CATS Colleges Holdings Limited (“CATS”), and may in the future enter into agreements in relation to future overseas acquisitions, some of which may be funded through debt financing by us. In the event that the amount of debt drawn to fund such acquisitions is significant, this could result in a significant change to our leverage profile and financing costs, which could impact our financial position and results of operations in the future. Additional debt financing may also increase our interest expense, leverage and gearing, as well as potentially require us to dedicate a substantial portion of our cash flow from operations to debt servicing. If we fail to repay our debt in a timely manner, we may face risks of default which may also cause our other debt to be accelerated.

If we fail to ramp up our existing schools or successfully launch new schools, our business growth and prospects could be materially and adversely affected.

As of the date of this annual report, we have a network of 94 schools in China and eight overseas schools in the United Kingdom and the United States, 34 of which, including three international schools, four bilingual schools and 27 kindergartens, are in the ramp-up period which typically follows within the first five fiscal years upon the launch of a new school. Certain of our schools currently in the ramp-up period are operating at a loss. We have dedicated significant resources to expanding our international school business in China. As of the date of this annual report, we have five international schools in China that have been in operation for more than five years. Five international schools were profitable for the 2018 fiscal year, and all were profitable for the 2019 and 2020 fiscal years. We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in these schools, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at schools in a manner that ensures a consistently high quality of education service. For example, our five newly added kindergartens and two newly acquired overseas schools in the 2020 fiscal year contributed an increase of 1,361 out of a total increase of 5,087 in student enrollment in the 2020 fiscal year.

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

As of the date of this annual report, 49 of our 102 schools are located in Guangdong province, China. Our schools in Guangdong province in aggregate generated 53.8% and 41.7% of our total revenues in the 2019 and 2020 fiscal years, respectively. Our flagship school, Guangdong Country Garden School, alone generated approximately 16.4% and 13.8% of our total revenues in the 2019 and 2020 fiscal years, respectively. We have historically benefited from the rapid economic development of this region. The concentration of our business in Guangdong province, however, exposes us to geographical concentration risks related to this region or the schools located in this region. Any material adverse social, economic or political development or any natural disaster or epidemic affecting this region could negatively affect the disposable income of the families of our current and prospective students and their demand for private education. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we fail to enroll and retain a sufficient number of students, our business could be materially and adversely affected.

Our ability to continue to enroll and retain students for our schools is critical to the continued success and growth of our business. The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

●	enhance existing education programs and services to respond to market changes and student demands;
●	develop new programs and services that appeal to our students and their parents;
●	maintain and enhance our reputation as a leading school operator offering quality education;
●	expand our school network and geographic reach;
●	effectively market our schools and programs to a broader base of prospective students;
●	manage our growth while maintaining the consistency of our teaching quality;
●	develop and license additional high quality education content; and
●	respond to increasing competition in the market.

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

We may be unable to charge tuition or other fees at sufficient levels to be profitable or raise tuition as planned.

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

The tuition we charge for some of our education programs is subject to regulatory restrictions. The regulatory authorities in China, at both the provincial and local levels, have broad powers to regulate the private education industry in China, including the tuition, room and board fees and other fees charged by schools. We have occasionally encountered difficulty in persuading the local regulatory authorities to approve our tuition increase proposals in the past. In light of the significant increase in tuition and other education related fees in China in recent years, regulatory authorities may impose stricter price controls on education charges generally in the future. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. If the tuition we charge were required to be reduced or were not allowed to increase in line with increases in our costs, or if there are any changes in the regulations which may otherwise negatively affect or restrict our ability to adjust our tuition, our business, financial condition and results of operations may be materially and adversely affected. For example, the local government authorities in implementing the Amended Law may impose additional limits on the tuition and fees our schools charge, restrict proposed increase in fees as charged by any of our kindergartens if deemed community-affiliated kindergartens, or prevent us from raising the tuition and fees to our desired levels or at all. For our complementary education services, we have more discretion in determining the tuition, but we cannot guarantee that the current regulatory regime will not change in a manner that may restrict our ability to increase tuition for our complementary education services.

In addition, the Amended Law for Promoting Private Education sets out certain restrictions as to the use of profits earned by not-for-profit schools. We plan to submit applications and designate certain of our kindergartens as for-profit schools, but there is no guarantee that our for-profit school designation applications will be approved. As a result, we may not be able to maintain our current tuition fee rates and may not be able to raise any of such fees for our kindergartens at our desired rates, times and places or at all in the future under the framework of the Amended Law for Promoting Private Education.

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

As of August 31, 2020, substantially all of our schools in China, other than those that did not operate on Country Garden properties, had entered into a three-year school operation agreement with Country Garden. We are in the process of arranging the execution of such school operation agreements with Country Garden for our schools in China established after August 31, 2020.Under these agreements, Country Garden provides the premises and facilities for our schools, while we are responsible for school operation and management. We may also offer preferential placement and favorable tuition rates to Country Garden homeowners and employees or under some other extraordinary circumstances. In the 2020 fiscal year, the aggregate amount of tuition discounts was equal to 7.1% of total revenues from our schools in China. If a higher proportion of our students are from families of Country Garden homeowners in the future, the aggregate amount of tuition discounts may increase as a percentage of our revenue. We only recognize the tuition that we actually receive as revenue. However, we cannot assure you that we will be able to renegotiate the contract terms that are commercially acceptable to us with Country Garden when the existing agreements expire. As a result, we may be required by Country Garden to pay fees such as rent to use Country Garden’s school premises and facilities or relocate the affected operations to new locations outside of Country Garden’s school premises and facilities or residential communities, which would require us to pay higher fees for or even purchase the school facilities, and may significantly increase our marketing expenses to attract students from families residing outside Country Garden’s residential communities. Our profitability may decrease if we are unable to pass on the increased costs and expenses to our students by raising tuition without compromising our ability to retain students.

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

Guangdong Country Garden School is located on a parcel of land of approximately 172,240 square meters, leased pursuant to a 70-year lease agreement, effective since 1994, signed between Guangdong Country Garden School and the local village cooperative. This long-term lease agreement has been registered on the rural collective asset management platform in accordance with the local administrative rules. However, PRC law requires that land parcels be classified according to their specific use type. Although the parcel on which Guangdong Country Garden School is located and which was classified for agricultural use has been converted by the relevant government authorities from agricultural use into a piece of land for construction purpose and upon which the construction and operation of a school can be carried out, we are still unable to obtain the relevant land planning approval, construction planning approval, construction approval, inspection for completion of construction, fire control assessment and title certificates because such formalities for conversion cannot be rectified retrospectively. As a result, we may be subject to fines and may be required to vacate if the facilities are found to fall below the statutory standard for construction. Further, the relevant local authorities could prevent us from continuing to use the land for failing to fulfill the aforesaid formalities and we could be required to give up our school facilities. As of the date of this annual report, we are not aware of any government investigations related to our school facilities. However, if our school facilities are found to fall below the relevant statutory standards, we could be required to relocate Guangdong Country Garden School. Guangdong Country Garden School is our flagship school and alone generated 16.4% and 13.8% of our total revenues in the 2019 and 2020 fiscal years, respectively. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms or at all, and if we are unable to relocate our operations in a timely manner, our operations will be severely interrupted, which may materially and adversely affect our business, result of operations and financial condition.

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

In addition, under current PRC laws, textbooks, including those for non-government-mandated coursework, must be examined and approved by the local education authorities. Fifteen of our schools use foreign textbooks without obtaining the required government approval. There is no clear or implemented guideline under the current PRC laws for obtaining such government approval.

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

On December 16, 2019, the MOE issued the Administrative Measures on Primary and Secondary School Textbooks, which details the regulations on the authoring, vetting, publication and schools’ selection of primary and secondary school textbooks.

It is not entirely clear under current PRC laws what penalties we may be subject to for non-compliant curriculum and textbook practice. The local education authorities have the right to prevent us from offering the non-government-mandated coursework or using the textbooks that have not been approved or permitted. As of the date of this annual report, we are not aware of any government investigation of our curriculum or textbook practices. We cannot guarantee, however, that more stringent rules regulating curriculum and textbook will not be promulgated following the implementation of the Opinion on Deepening the Reform and the Administrative Measures on Primary and Secondary School Textbooks. Neither can we assure you that enhancing the leadership of the CCP over private schools according to the State Council Opinions will not lead to more stringent administrative orders on or any penalty against our current practice. We may be ordered by the government to rectify our current practices, which may include ceasing to provide courses that are not government-mandated, if a subsequent government investigation concludes that our practices are not fully compliant with the laws. If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.

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

One of the principal drivers of the growth of our international schools has been the increasing number of Chinese students who aspire to study abroad, especially in the United States, Australia and the United Kingdom. As such, any adverse changes in immigration policy or political sentiments toward foreigners and immigrants , global or regional pandemics such as the outbreak of a new strain of coronavirus, COVID-19, terrorist attacks, geopolitical uncertainties such as the United Kingdom exiting the European Union and the associated effects, and any international conflicts involving these countries, in particular, economic, political or military tensions, or the emergence of a trade war or news or rumors of the escalation of a potential trade war between China and the United States or a more stringent visa policy towards Chinese students studying in science and technology fields, such as aeronautical engineering, robotics and biomedicine, in the United States, could increase the difficulty for Chinese students to study overseas, or lower the appeal of Chinese students in studying in such countries. Any significant change in admission standards adopted by overseas education institutions could also affect the demand for overseas education by Chinese students.

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

We have entered into the overseas markets, such as United Kingdom and the United States, through acquisition of established overseas schools, and we may expand our operations in additional markets and regions in the future. We may have to adapt our business models to the local markets due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and expenses and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions, and the complexity of compliance with the local laws and regulations.

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

Our teachers are critical to maintaining the quality of our education and services and our brand and reputation. Our principals are also instrumental to the successful operation of our schools. Our ability to continue to attract teachers and principals with the necessary experience and qualifications is therefore a critical contributing factor to the success of our operations. There are a limited number of teachers and principals in China with the necessary experience, expertise and qualifications that meet our requirements. Further, the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, promulgated by the PRC Ministry of Education, or MOE, on January 11, 2014 and amended on November 8, 2018, prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities where our schools are located have adopted more stringent stipulations which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. Public school teachers may join private schools only after ending their employment with public schools. Therefore, to recruit qualified and experienced teachers and principals, including those with public school experience, we must provide candidates with competitive compensation packages and offer attractive career development opportunities, especially when former public school teachers and principals may have to undergo major career changes. In addition, we strive to provide an immersive bilingual learning environment, particularly at our international schools, which requires a sizable pool of foreign teachers. As the market for qualified foreign teachers is extremely competitive and the attrition rate for foreign teacher is generally higher than that for Chinese teachers, we cannot guarantee that we can increase the number of our foreign teachers to meet the growing demand as our student enrollment increases. In addition, as government process for obtaining the work and residence permits for foreign teachers may be time-consuming, we may fail to apply for such permits for our foreign teachers before they join us. If we are unable to attract and retain qualified teachers and principals, we may experience a decrease in the quality of our education programs and services in one or more of our schools or incur an increase in hiring and labor costs, which may materially and adversely affect our business and results of our operations.

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

In addition, we must apply periodically to the local education bureaus and civil affairs bureaus to obtain or renew the permits or licenses to operate our schools and ancillary services, including room and board services and school bus services. While we believe that we will be able to obtain or renew such permits or licenses, we cannot assure you that such permits and licenses will be obtained or renewed in a timely manner, or at all or that new conditions will not be imposed. For example, we are in the process of obtaining certain licenses or permits for five of our existing schools and renewing certain licenses or permits for four of our existing schools, as of the date of this annual report. Any failure to obtain or renew the required permits or licenses to operate our schools could give rise to administrative penalties including rectification or suspension of operations in noncompliant schools or confiscation of profits derived from noncompliant operations, which could materially and adversely affect our business, results of operations and financial condition.

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

Our reputation could be adversely affected under many circumstances, including the following:

●	accidents, epidemics or other events adversely affect our students;
●	we fail to properly manage accidents or other events that injure our students;
●	our staff behave or are perceived to behave inappropriately or illegally;
●	our staff fail to appropriately supervise students under their care;
●	we fail to conduct proper background checks on our staff;
●	our third party business partners may commit misconduct or other improper activities that cause negative publicity concerning us or penalties from relevant authorities;
●	we lose a license, permit, accreditation or other authorization to operate an education program, a school or a complementary education service;
●	we do not maintain consistent education quality or fail to enable our students to achieve strong academic results;
●	our school facilities do not meet the standards expected by parents and students for private education; and
●	school operators of lower quality that abuse our brand name or those with brand names similar to ours conduct fraudulent activities and create confusion among students and their parents.

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

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team. We may in the future experience changes in our senior management for reasons beyond our control. In addition, key personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business. We depend upon the services of our senior management team, including our executive vice chairman, Mr. Junli He, who collectively has significant experience with our company and within the education industry. If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily or at all. If we cannot attract and retain qualified senior management members, key principals and teaching staff in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

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

We operate substantially all of our schools in China under the brand “Country Garden,” our English proficiency training under “élan,” overseas study counseling business under “Can-Achieve” and overseas career counseling business under “Dream Big Career.” We intend to otherwise promote a unified brand “Bright Scholar” as our corporate image, which represents the entire spectrum of education services we offer in China. We also acquired several overseas schools, such as BCS, BIC, St Michael’s School and CATS, which are operated under their current brands, and we intend to promote a unified brand for overseas operation in the near future. Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands. We may seek to transition our individual brands to “Bright Scholar” in the future if the market responds favorably to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.

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

We maintain records that include personal data, such as academic and medical records, address and family information. Our online services may store and process certain personal and other sensitive data provided by students or their parents. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in PRC and numerous foreign jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We cannot assure you that our existing privacy and personal protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our services and harm our business.

If we were found to be in breach of any privacy and data protection laws, we could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and providing enhanced protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects and results of operations.

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

We may fail to maintain the proper functioning of or improve our technology infrastructure.

Our online teaching facilities and internal systems rely on software that is highly technical and complex, and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. Our systems are vulnerable to disruptions from design errors, execution errors, employee misconduct, external fraud, security breaches, capacity constraints, software flaws, computer viruses, cyberattacks, power outages and similar events. We cannot assure you that our information technology systems will always operate without interruptions. Some errors may only be discovered after the code has been released for external or internal use. Any errors, bugs or defects discovered in the software on which we rely could cause failures in our systems’ performance and cause us to experience disruptions in operations, slower response time and delays in information processing, thereby compromising our ability to support our online teaching activities. If any of the above were to occur, our business, financial condition and results of operations may be adversely affected. In addition, some of our subsidiaries and affiliates have historically been targeted in cyberattacks. Although we have stepped up the protection of our information systems, we cannot assure you that we will not become a target in cyberattacks again.

We must also continue to upgrade and improve our information technology systems, software, mobile application and big data analytics in order to support our business growth and optimize our operating efficiency. Adopting new technologies and maintaining and upgrading our technology infrastructure require significant investment of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. However, we cannot assure you that we will be successful in implementing these upgrades and improvement plans. New technologies may not be fully integrated with our existing systems on a timely basis, or at all, and our systems may experience slower response time and interruptions during upgrades, which could impair the experience of our students and business partners, delay the reporting of accurate operating and financial information, and result in material and adverse effects on our business, financial condition, results of operations and prospects.

In addition, the reliability and availability of our platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, or if these service providers themselves experience service disruptions or cessations, the proper functioning of our platform could be adversely affected.

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

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, COVID-19 virus, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. In addition, any of these could adversely affect the PRC economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

An outbreak of COVID-19 was first reported in Wuhan, Hubei Province, the PRC in late 2019 and continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. Our K-12 schools in China were mostly closed down from February to May, and we provided online education services to our students. After a closedown of approximately three to four months as required by local education regulatory authority, and following the directives of local governments, most of our K-12 schools in China had resumed operation by June 2020. Accelerated by the COVID-19 pandemic, we are also increasingly embracing the online-merge-offline, or OMO model, by launching our virtual online international school “3i Global Academy” and moving our complementary education services online. Our overseas operations were most negatively affected amid the COVID-19 pandemic. As a large number of students opted to return to their home countries during the pandemic, we partially refunded the accommodation fees to these students, which has adversely affected our business, financial performance and results of operations. We consolidated our offline teaching sites to accommodate certain boarding students in the UK, while the majority of the rest quickly shifted to online courses. As a resource conserving measure, we permanently ceased the operation of the four language training institutions in the United States. We also took this opportunity to reduce our cost structure, upgrade our IT and management systems, realign our sales and marketing strategies and improve our education outcome. We believe these measures will help put us in a more competitive position than our peers when students return to schools after the COVID-19 pandemic. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States.

Recent international trade disputes, including those between China and the United States, and the uncertainties created by such disputes may disrupt the transnational flow of goods and significantly undermine the stability of the global and Chinese economy, thereby harming our business. International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Any escalation in existing trade tensions or the advent of a trade war, or news and rumors of the escalation of a potential trade war, could affect consumer confidence and have a material adverse effect on our business, results of operations and, ultimately, the trading price of our ADSs.

Political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certainofficials of the Hong Kong Special Administrative Region and the central government of the PRC, and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is currently unclear whether the proposed or additional legislations would be enacted that would have the effect of potentially limiting or restricting China-based companies from accessing U.S. capital markets.

If we grant additional employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to purchase a total of 3,557,138 Class A ordinary shares to certain school principals and management team members pursuant to our 2017 Share Incentive Plan (the “2017 Plan”) from 2017 to 2020. We may grant additional share options under the 2017 Plan in the future. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In the 2020 fiscal year, we and our independent registered public accounting firm identified one significant deficiency, together with other control deficiencies not identified as significant. The significant deficiency identified relates to insufficient review over underlying data supporting journal entries and account reconciliations due to the lack of segregation of duties in certain acquired overseas business. We implemented certain management compensating control, including financial analytical review, reconciliation of certain accounts and sample check the accuracy of the underlying information used in schedules. In recent years, we have expanded rapidly through acquisitions in China and overseas. For the fiscal year 2020, we have excluded the businesses acquired during the year from our assessment of the effectiveness of internal control over financial reporting as of August 31, 2020.We have implemented and are continuing to implement a number of measures to address our significant deficiency and other control deficiencies not identified as significant. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” We cannot assure you, however, that these measures will fully address the significant deficiency, together with other control deficiencies identified, in our internal control over financial reporting or that we will conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified material weaknesses and additional deficiencies. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the 2018 fiscal year. Our management has concluded that our internal control over financial reporting was effective as of August 31, 2020. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, including the Opinions on Deepening the Reform of Educational Teaching and Thoroughly Enhancing the Quality of Compulsory Education and any legislations to be enacted (such as the Preschool Education Law), or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry, the PRC Ministry of Commerce, or MOFCOM, which regulates foreign investments, the Civil Affairs Bureau, which regulates the registration of schools, and SAIC, which regulates the registration of for-profit schools, would have broad discretion in imposing fines or punishments upon us for such violations, including:

●	revoking the business and operating licenses of our group and/or our affiliated entities;
●	discontinuing or restricting any related-party transactions between our group and our affiliated entities;
●	imposing fines and penalties, or imposing additional requirements for our operations with which we, or our affiliated entities may not be able to comply;
●	requiring us to restructure the ownership and control structure or our current schools;
●	restricting or prohibiting our use of the proceeds of our equity offerings to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or
●	restricting the use of financing sources by us or our affiliated entities or otherwise restricting our or their ability to conduct business.

As of August 31, 2020, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of BGY Education Investment and our schools and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from BGY Education Investment and our schools and subsidiaries, we may not be able to consolidate BGY Education Investment and our schools and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or BGY Education Investment or our schools or subsidiaries.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (“Foreign Investment Law”), which came into effect on January 1, 2020 and replaced the Law on Chinese-Foreign Equity Joint Ventures, the Law on Chinese-Foreign Contractual Joint Ventures, and the Wholly Foreign-invested Enterprise Law. , together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law to clarify and elaborate relevant provisions of the Foreign Investment Law, and the Supreme People's Court of the PRC promulgated a judicial interpretation to address several issues concerning the application of the Foreign Investment Law. The above Implementation Rules and the judicial interpretation became effective as of January 1, 2020.

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

We have relied and expect to continue to rely on the contractual arrangements with BGY Education Investment and its shareholders, including Ms. Meirong Yang, one of our largest shareholders, to operate our private education business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of our affiliated entities accounted for 63.3% of our total revenues in the 2020 fiscal year. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over BGY Education Investment and our schools. Any failure by our affiliated entities, including BGY Education Investment and our schools controlled and held by BGY Education Investment, and the shareholders of BGY Education Investment, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

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

However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our wholly-owned subsidiaries in China, which are foreign-invested enterprises, cannot exceed statutory limits, which is the difference between the total investment amount and the registered capital of our wholly-owned subsidiaries, and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;
●	loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and
●	capital contributions to our wholly-owned subsidiaries in China must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

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

Preferential tax treatments granted to us by local government authorities are subject to review and may be adjusted or revoked at any time in the future. For example, three of our affiliate entities in Sichuan enjoy preferential enterprise income tax treatments. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. The Amended Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Law, sponsors of private schools may elect to register their schools as either non-profit or for-profit, with the exception that private schools in compulsory education must be registered as non-profit private schools. Pursuant to such Amended Law, non-profit private schools will be entitled to the same tax benefits as public schools, but taxation policies for for-profit private schools are still unclear. However, it is unclear how the Amended Law and its potential implementation rules would impact the tax treatment applicable to our schools and whether our schools would enjoy any preferential tax treatment in the future. Any negative development could have a material adverse effect on our business, financial condition and results of operations.

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

A majority of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

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

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets, and the limited remedies thereof. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB, and as such, our investors are deprived of the benefits of such inspection. Various proceedings and legislative and regulatory developments related to China-based accounting firms, including our independent registered public accounting firm, and other developments due to political tensions between the U.S. and China may have an adverse impact on our listing and trading in the U.S., including adverse impact on the trading prices of our ADSs and possible delisting.

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

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of the PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the

PCAOB is not able to inspect or investigate auditor reports issued by foreign public accounting firms. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. stock exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020 and signed into law by the U.S. President on December 18, 2020. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA or any other similar legislations or efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

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

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes- Oxley Act of 2002 and the other rules and regulations of the SEC, which may adversely affect our financial condition and results of operations.

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

In addition to market and industry factors, the prices and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

●	regulatory developments affecting us or our industry, and customers of our education services;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in the market condition, market potential and competition in education services;
●	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;
●	fluctuations in global and Chinese economies;
●	changes in financial estimates by securities analysts;
●	adverse publicity about us;
●	additions or departures of our key personnel and senior management;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and timeconsuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

As of December 15, 2020, Ms. Meirong Yang and Ms. Huiyan Yang together beneficially own approximately 92.5% of the aggregate voting power of our company, and Mr. Junli He beneficially own approximately 6.5% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management And Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He have considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We declared a cash dividend of US$0.10 and US$0.12 per ordinary share on September 18, 2019 and July 23, 2020, respectively. We do not currently expect to pay additional cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended August 31, 2020.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization, which may fluctuate. Among other matters, if our market capitalization declines or does not increase, we may be classified as a PFIC for the current on future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. The majority of our current operations are conducted in the United Kingdom and China, which is an emerging market. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Under the rules of the NYSE, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NYSE rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. In April 2017, Ms. Huiyan Yang and Ms. Meirong Yang entered into an acting-in-concert agreement by which Ms. Huiyan Yang agrees with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. Ms. Huiyan Yang and Ms. Meirong Yang are also joint settlors and members of the two-person investment committee of Yeung Family Trust V, which holds approximately 1.8% of the outstanding Class A ordinary shares and approximately 93.5%of the outstanding Class B ordinary shares as of December 15, 2020. As a result, Ms. Huiyan Yang and Ms. Meirong Yang collectively are the beneficial owners of a majority of the voting power of our issued and outstanding share capital as of December 15, 2020. Therefore, we qualify as a “controlled company” under the rules of the NYSE. We have elected to rely on certain exemptions under the NYSE rules available to controlled companies, including the exemption from having a majority of our directors be independent, and may continue to elect to do so as long as we remain a controlled company. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.           History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business primarily through our subsidiaries and affiliated entities in China, the United Kingdom, the United States and Canada. As of the date of this annual report, we have a network of 94 schools in China that cover K-12 education and a number of learning centers for after-school programs through certain contractual arrangements with BGY Education Investment, which in turn controls and holds these schools and learning centers. As of the date of this annual report, we operate eight overseas schools and six language training institutions, which we may also refer to as international language schools, through Bright Scholar (UK) Holdings Limited, a wholly owned subsidiary of ours. We trace our history back to the founding of Guangdong Country Garden School, our first private school, in 1994. Over the past two decades, we have launched and acquired a number of schools, complementary education services and education technology services in China, the United Kingdom, the United States and Canada.

Beginning in 2016, we underwent a series of restructurings. In particular:

●	Incorporation of the listing entity. In December 2016, Ms. Meirong Yang incorporated Bright Scholar Holdings in the Cayman Islands.
●	Acquisition of Impetus. In January 2016, we acquired Impetus Investment Ltd., or Impetus, a Cayman Islands company from Mr. Junli He and other selling shareholders.
●	Incorporation of PRC subsidiary. In January 2017, Time Education China Holdings Limited incorporated Zhuhai Bright Scholar, as our wholly-owned subsidiary in China.
●	Contractual arrangements. In January 2017, we, through our PRC subsidiary, Zhuhai Bright Scholar, entered into a series of contractual arrangements with (1) our affiliated entities, including BGY Education Investment and the schools it owns and operates, and (2) Ms. Meirong Yang and Mr. Wenjie Yang, the shareholders of BGY Education Investment, to obtain effective control of our affiliated entities.

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

Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) our affiliated entities, including BGY Education Investment and the schools it owns and operates, and (2) the shareholders of BGY Education Investment, i.e., Ms. Meirong Yang and Mr. Wenjie Yang, which enable us to:

●	exercise effective control over our affiliated entities;
●	receive substantially all of the economic benefits of our affiliated entities in consideration for the services provided by us; and
●	have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law.

Ms. Meirong Yang is one of our founders and a relative of Ms. Huiyan Yang, our chairperson. Mr. Wenjie Yang is Ms. Meirong Yang’s business partner. We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Zhuhai Bright Scholar. We have consolidated the results of our affiliated entities in our consolidated financial statements included elsewhere in this annual report in accordance with U.S. GAAP. The contractual arrangements were executed and became effective on January 25, 2017. As of the date of this annual report, we are in the process of arranging the execution of Rights and Obligations Assumption Letters for our domestic schools newly launched and acquired in 2020 fiscal year. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

If we are unable to maintain effective control over our affiliated entities, we will not be able to continue to consolidate the financial results of our affiliated entities into our financial results. The revenue contribution of our affiliated entities accounted for 94.4% of our total revenues in the 2018 fiscal year, 82.0% of our total revenues in the 2019 fiscal year, and 63.3% of our total revenues in the 2020 fiscal year. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, pursuant to which we provide service to our schools in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual schools before determining the amount we collect from each school. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves and each private school in China is required to allocate a certain amount to its development fund prior to payments of dividend. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in their net assets for such purposes. See “—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

In April 2018, our board approved a share repurchase program (the “2018 Share Repurchase Program”) to repurchase up to US$100.0 million worth of our outstanding ADSs within 12 months. The 2018 Share Repurchase Program has expired on April 30, 2019 and as of such date, we had repurchased 6,679,183 of our outstanding ADSs for an aggregate purchase price of approximately US$77 million, pursuant to the 2018 Share Repurchase Program. In September 2019, our board approved a share repurchase program (the "2019 Share Repurchase Program") to repurchase up to US$30.0 million worth of our outstanding ADSs within 12 months. The 2019 Share Repurchase Program expired on November 19, 2020 and as of such date we had repurchased 1,200,000 of our outstanding ADSs for an aggregate purchase price of approximately US$9.4 million pursuant to the program. In November 2020, our board approved a share repurchase program (the “2020 Share Repurchase Program”) to repurchase up to US$50.0 million worth of our outstanding ADSs within 12 months.

In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022 at an issue price of 100.0% in reliance on Regulation S under the Securities Act. We listed such senior notes on the Stock Exchange of Hong Kong Limited by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) only.

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

B.            Business Overview

We are a global premier education service provider operating K-12 schools and complementary education services in China and overseas, and we were the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of August 31, 2020, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. We also complement our international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. We established one of the first private schools in China in 1994 and have since expanded our network to operate 94 schools as of the date of this annual report covering the breadth of K-12 academic needs of our students across twelve provinces in China. As part of our global expansion plan, we have been actively exploring mergers and acquisition opportunities abroad to expand our global school network, targeting quality K-12 private education providers and reputable schools in our targeted overseas countries and jurisdictions where students of our domestic school network would normally be interested in pursuing or continuing their education. As of the date of this annual report, we have eight overseas school located in the United Kingdom and the United States. During the 2020 school year, we had an average of 51,825 students enrolled at our schools, representing an increase of 145.8 % from an average of 21,084 students enrolled during the 2015 school year. Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling BGY Education Investment, our affiliated entity which controls and holds our domestic schools, through certain contractual arrangements, and indirectly holding Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools.

Our business includes domestic K-12 schools, overseas schools, education technology, complementary education services and education technology services. Our schools for domestic K-12 education services consist of international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula at our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level. We are also one of the first school operators in China accredited to administer the full set of IB curricula, including its Primary Years Program, Middle Years Program, and Diploma Program. Our bilingual schools place a specific emphasis on developing our students’ English language proficiency and non-academic skillsets, offering elective classes in sports, arts and community service programs. Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ future studies. In addition, as a global premier education provider, we have built our global presence primarily through acquiring established overseas schools and language training institutions in countries such as the United Kingdom, the United States and Canada. We also offer a range of complementary education services, primarily including camp programs, after-school programs, through our network of learning centers in China, as well as international education consulting services.

Our schools have effectively enhanced our students’ academic performance. Approximately 93.6% of the 2020 graduating class enrolled in our Diploma Program, Advance Placement or A-level curricula in our domestic K-12 schools that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Cambridge, University of Oxford, The University of Chicago, New York University, University of Toronto, The University of Sydney. Students in our 2020 graduating class have received more than 1,100 offers in total from global top 50 institutions by the same ranking as of August 31, 2020. Approximately 52.8% of our graduating students from our bilingual schools were admitted into top local high schools in the 2020 fiscal year. Approximately 55.0% and 62.1% of the 2020 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, respectively, were admitted into the top local high schools.

The effectiveness of our education, along with our state-of-the-art facilities, student- and parent-centric support services and our brand recognition, allow us to command premium pricing. The average tuition of our domestic K-12 schools for the 2020 school year was significantly higher than that of overall K-12 private schools in China, according to the Frost & Sullivan Report.

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

We have experienced substantial growth in recent years. Our revenue increased from RMB1,718.9 million in the 2018 fiscal year to RMB2,563.0 million in the 2019 fiscal year, and further to RMB3,366.5 million (US$ 491.6 million) in the 2020 fiscal year, representing a CAGR of 39.9%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. See “—Centralized Management.” We had net income of RMB248.9 million , RMB252.8 million and RMB164.2 million (US$ 24.0 million) in the 2018 , 2019 and 2020 fiscal years, respectively. We use adjusted net income, which excludes share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill, in evaluating our ongoing results of operations. Our adjusted net income was RMB283.0 million, RMB322.6 million and RMB267.7 million (US$ 39.1 million) for the 2018 , 2019 and 2020 fiscal years, respectively. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results-Results of Operations—Non-GAAP measures” for details.

Our Domestic K-12 Schools

We offer education programs that cover K-12 education and integrate internationally-accredited curricula, government-mandated curricula and extracurricular activities that aim to develop well-rounded individuals through a network of 94 schools in 12 provinces in China as of the date of this annual report. We divide our schools in China broadly into international schools, bilingual schools and kindergartens.

●	International schools. As of the date of this annual report, we have eight international schools in China, which focus on internationally-accredited curricula and offer extracurricular activities and programs that aim to develop well-rounded individuals.
●	Bilingual schools. As of the date of this annual report, we have 15 bilingual schools in China, which provide government-mandated curricula. Our bilingual schools place an emphasis on developing students’ English proficiency and well-rounded individuals.
●	Kindergartens. As of the date of this annual report, we have 71 kindergartens in China, including 11 kindergartens that deliver international curricula.

During the 2020 school year, we had an average of 48,613 students enrolled and employed an average of 5,496 teachers and instructors at our domestic K-12 schools. We have grown rapidly during the past three years, supported by strong demand for quality education in China and favorable policies promulgated by the PRC government and the nationwide expansion of Country Garden’s residential communities. The following table sets forth the average number of students enrolled at our domestic K-12 schools for the period indicated.

	2018 school	2019 school	2020 school
	year	year	year
Domestic K-12 schools
International schools	7,366	9,350	10,584
Bilingual schools	15,620	18,132	20,189
Kindergartens	13,693	16,742	17,840
Total	36,679	44,224	48,613

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

Most of our international and bilingual schools have boarding facilities, which allows students to focus on their studies and experience living independently before attending universities and allows us to recruit students from beyond Country Garden’s residential communities. While a majority of our domestic K-12 schools are located within or in the vicinity of the residential communities developed by Country Garden, students from families that have not purchased property from Country Garden are increasingly attracted by our reputation for quality education. Approximately 62.4 % of our students enrolled in the bilingual and international schools established by us in the 2020 fiscal year came from families who do not own Country Garden properties. All of our domestic K-12 schools also feature a comprehensive suite of sports and education facilities and on-campus catering facilities.

Our international schools

As of the date of this annual report, we have eight international schools in six provinces across China, including Guangdong, Jiangsu, Hunan, Guizhou, Hubei and Gansu. Our international schools offer a broad range of internationally-accredited education programs to accommodate the individual needs of our large student base seeking to pursue higher education overseas. Driven by the increasing appreciation for the quality of higher education overseas and our commitment to providing quality education, our international programs have proven to be an attractive option to an increasing number of Chinese students and their parents, allowing us to charge a premium in tuition compared to other international schools targeting Chinese students.

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

The number of students enrolled at our international schools have increased rapidly in the last three school years, from an average of 7,366 for the 2018 school year to 10,584 in the 2020 school year. Students in the 2020 graduating class at our international schools were accepted to top colleges and universities in countries and regions such as the United States, the United Kingdom, Australia, New Zealand, Canada, Switzerland, France, Singapore, Hong Kong, Japan, Italy and the Netherlands. Approximately 93.6% of the 2020 graduating class enrolled in our Diploma Program, Advance Placement and A-Level curricula in our domestic K-12 schools who applied for overseas universities were admitted into global top 50 institutions, ranked by either the QS World University Rankings or U.S. News, including University of Oxford, University of Cambridge, The University of Chicago, New York University, University of Toronto, and The University of Sydney. As of August 31, 2020, students in our 2020 graduating class have received more than 1,100 offers in total from global top 50 institutions by the same rankings.

The following table sets forth certain information about each of our international schools.

				Average	Average
				number	number
				of students	of students
				enrolled	enrolled
				during	during	Capacity
				the 2019	the 2020	as of
				school	school	September 1,
Name	Location	Establishment	Grades	year	year	2020
Guangdong Country Garden School	Shunde, Guangdong province	1994	1-12	3,987	4,297	3,940
Jurong Country Garden School	Jurong, Jiangsu province	2013	1-12	1,542	1,571	2,950
Ningxiang Country Garden School	Changsha, Hunan province	2014	1-12	745	944	2,100
Country Garden Silver Beach School	Huizhou, Guangdong province	2015	1-12	898	1,057	3,000
Huaxi Country Garden International School	Guiyang, Guizhou province	2015	1-9	468	503	798
Lanzhou Country Garden International School	Lanzhou, Gansu province	2016	1-12	1,356	1,910	2,472
Wuhan Sannew American Middle School	Wuhan, Hubei province	2016	7-12	354	302	1,200
Fettes College Experimental School of Zengcheng, Guangzhou	Guangzhou, Guangdong province	2020	1-9	—	—	1,350
Total				9,350	10,584	17,810

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

Our students in this school are regular winners of national and international competitions. During the 2020 school year, three students won a gold award in the UK Chemistry Olympiad 2020, one student won a gold award in the British Physics Olympiad 2019 Year 10 Physics Challenge, and five students won a gold award in the Canadian Chemistry Contest. Additionally, eleven students were award winners in the National Economics Challenge China Preliminary 2020, and five were award winners in the American Computer Science League. Among our 2020 graduating class enrolled in our Diploma Program, A-level or AP curricula at this school who applied for overseas universities, approximately 97.5 % of them were admitted into top 50 institutions, as ranked by either the QS World University Rankings or the U.S. News.

Jurong Country Garden School (句容碧桂园学校)

Founded in 2013, Jurong Country Garden School, our first international school outside Guangdong province, obtained authorization from the IB Organization to offer all three IB-accredited programs within three years of its establishment. The school is also authorized to offer IGCSE and A-Level courses and International Foundation Year courses. Among our 2020 graduating classes enrolled in our Diploma Program, A-Level or AP curricula at this school, who applied for overseas universities, approximately 92.9 % of them were admitted into top 50 institutions, as ranked by either the QS World University Rankings or the U.S. News.

Other international schools

Since 2014, we have established five international schools and acquired one international school, namely Ningxiang Country Garden School, Country Garden Silver Beach School, Huaxi Country Garden International School, Lanzhou Country Garden International School , Fettes College Experimental School of Zengcheng, Guangzhou and Wuhan Sannew American Middle School. We have replicated, and intend to continue to replicate, the success of Guangdong Country Garden School by leveraging the collective expertise and experiences accumulated by the teachers and management at Guangdong Country Garden School over the years. We believe the ample demand for international education, our education service quality, know-how and brand position us well to continue to ramp up the operation of each of these schools.

Our bilingual schools

As of the date of this annual report, we have 15 bilingual schools in five provinces in China. Our bilingual schools teach government-mandated curricula with an emphasis on English proficiency development. We supplement our academic offerings with activities for the well-balanced development of our students, such as arts-related and life skills building classes or club events, which are not generally available in public schools. The students enrolled at our bilingual schools have increased rapidly in the last three school years, from an average of 15,620 for the 2018 school year to an average of 20,189 in the 2020 school year.

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

The following table sets forth certain information about each of our bilingual schools.

				Average	Average
				number	number
				of students	of students
				enrolled	enrolled
				during	during	Capacity
				the 2019	the 2020	as of
				school	school	September 1,
Name	Location	Establishment	Grades	year	year	2020
Huanan Country Garden School	Guangzhou (Panyu), Guangdong province	2002	1-9	2,986	3,008	2,848
Phoenix City Bilingual School	Guangzhou (Zengcheng), Guangdong province	2003	1-9	4,306	4,477	4,438
Country Garden Huacheng School	Shunde, Guangdong province	2003	1-9	1,208	1,281	1,116
Country Garden Venice Bilingual School	Changsha, Hunan province	2007	1-9	1,813	1,853	1,728
Wuyi Country Garden Bilingual School	Jiangmen, Guangdong province	2009	1-9	922	944	1,008
Heshan Country Garden School	Heshan, Guangdong province	2010	1-9	1,246	1,336	1,296
Wuhan Country Garden School	Wuhan, Hubei province	2011	1-6	722	861	840
Zengcheng Country Garden School	Guangzhou (Zengcheng), Guangdong province	2013	1-9	1,311	1,520	1,512
Country Garden Experimental School*	Shunde, Guangdong province	2015	1-9	1,226	1,611	2,160
Laian Country Garden Foreign Language School	Chuzhou, Anhui province	2015	1-9	501	587	768
Taishan Country Garden School	Jiangmen, Guangdong province	2015	1-9	646	834	1,944
Chuzhou Country Garden Foreign Language School	Chuzhou, Anhui province	2017	1-9	240	388	2,392
Shaoguan Country Garden Foreign Language School	Shaoguan, Guangdong province	2017	1-9	454	673	1,296
Kaiping Country Garden School	Jiangmen, Guangdong province	2017	1-6	363	581	1,080
Shenghua Country Garden Bilingual School	Baoding, Hebei province	2017	1-9	188	235	1,296
Total				18,132	20,189	25,722

*Country Garden Experimental School was previously known as Country Garden Panpuwan School.

Approximately 52.8 % of graduating students from our bilingual schools have been accepted into top high schools in their respective regions in the 2020 school year. Approximately 55.0% and 62.1 % of the 2020 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools, respectively.

Our kindergartens

As of the date of this annual report, we have 71 kindergartens in twelve provinces across China. A significant portion of our kindergartens are built adjacent to our primary, middle and high schools to share certain education resources and facilities and provide potential student sources to our schools. Our kindergartens are generally smaller in size compared with our international and bilingual schools. In the 2020 school year, our kindergartens had an average of 17,840 students.

Our kindergartens provide an active and healthy learning environment to help students develop their potential and personality, appreciate diverse cultures and lay the foundation to drive future success. In our kindergartens, we integrate elements of traditional Chinese culture with international cultural awareness through language classes and cultural activities. We have seven kindergartens that offer Primary Years Programs, four of which have received IB accreditations. Under the Primary Years Programs, we provide a foreign homeroom teacher to stay with our students throughout each school day and implement a holistic approach to English education including the adoption of English teaching materials. We believe that administering Primary Years Programs at our kindergartens helps our students move up seamlessly to other IB-accredited programs offered in the primary through high schools within our school network.

Our Overseas Schools

As of the date of this annual report, we have an overseas school network of eight schools, including seven schools in the United Kingdom and one in the United States, with an average of 3,212 enrolled students for the 2020 school year. As a global premier education provider, we have built our global presence primarily through overseas acquisition of schools and education services in countries such as the United Kingdom, the United States and Canada.

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

In September 2019, we acquired St. Michael’s School and BIC located in the United Kingdom. St. Michael’s School offers day and boarding education from three to 18 years of age, comprising predominantly day students and boarders from more than 15 countries. BIC provides independent boarding education to pupils from the United Kingdom and other countries from 13 to 19 years of age.

The following table sets forth certain information about each of our overseas schools.

			Average	Average
			number	number
			of students	of students
			enrolled	enrolled
			during	during	Capacity
			the 2019	the 2020	as of
			school	school	September 1,
Name*	Location	Acquisition Time	year	year	2020
Bournemouth Collegiate School	the United Kingdom	December 2018	598	634	730
CATS London	the United Kingdom	July 2019	236	227	400
CATS Cambridge	the United Kingdom	July 2019	398	373	525
CATS Canterbury	the United Kingdom	July 2019	464	410	500
CATS Academy Boston	the United States	July 2019	441	466	700
Cambridge School of Visual & Performing Arts	the United Kingdom	July 2019	377	368	525
St. Michael’s School	the United Kingdom	September 2019	—	423	480
Bosworth Independent School	the United Kingdom	September 2019	—	311	562
Total			2,514	3,212	4,422

Bournemouth Collegiate School (BCS)

BCS is an established independent school located in Bournemouth, Dorset, England. It offers day and boarding education from age 2-18 on two campuses. It has a strong global inclusive philosophy based on a traditional UK education. The school has an average of 634 students enrolled for the 2020 school year, including local students and international boarders from 26 countries.

CATS Colleges

CATS Colleges is an international school network focused primarily on the provision of quality education services to international students with a globally integrated platform of campuses located across the United Kingdom, the United States and Canada. As of August 31, 2020, it comprised five schools in Cambridge, London, Canterbury and Boston as well as six language training institutions in the United Kingdom and Canada. It has a diverse mix of over 1,800 students from around 90 nationalities in the 2020 school year.

In July 2020, we decided to permanently cease the operation of the four language training institutions in the United States as a resource conserving measure in response to the challenges posed by the COVID-19 pandemic.

St. Michael's School

St. Michael’s School is an established independent school in the United Kingdom. Located in Llanelli, Wales. It offers day and boarding education from age three to 18. Established in 1923, the school has an inclusive philosophy for all its students based on a traditional UK education, and was named Welsh Independent Secondary School of the Year 2019 in The Sunday Times Parent Power rankings and regularly ranking in the United Kingdom’s top 30 Independent Schools for A level results. The school has an average of 423 students enrolled for the 2020 school year, comprised predominantly of day students as well as boarding students from more than 15 countries.

Bosworth Independent College (BIC)

BIC is a leading independent boarding college in the United Kingdom. Located in Northampton, England, it provides independent boarding education to pupils from the United Kingdom and abroad from 13 to 19 years of age. Established in 1977, it was ranked in the UK's Top 100 Coeducational Boarding Schools by A Level results in 2018. The school has an average of 311 students enrolled for the 2020 school year, including boarding students from 20 countries.

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

In addition to overseas camps, we have launched our domestic camp programs by opening our first campground, Lake Forest Camp, in Huizhou, Guangdong province at the beginning of 2019. Taking full advantage of its outdoor adventure facilities, we provide different kinds of activities on the land and in the water, which encourage personal growth, team cooperation and leadership. Lake Forest Camp targets students from both our own schools and schools outside our network. In June 2019, we acquired a 25% equity interest in Start Camp Education (“Start Camp”). Start Camp provides one-stop solution in camp layout and program design for education department of local governments, education groups and real estate developers. In September 2020, we entered into an agreement to acquire 60% equity interests in Jiangxi Leti Camp Education Technology Co., Ltd. ("Leti Camp"), which specializes in providing summer and winter camp activities for teenagers and owns a comprehensive product offering in Hands-on Inquiry Based Learning (HIBL) and camp business. We plan to launch our new camp programs in Ma'anshan, Anhui Province and Longli, Guizhou Province in May 2021. We have postponed the launch of our camp program in Shanghai due to the impact of the COVID-19 pandemic. In the future, we plan to launch more domestic summer and winter camp programs, which will target students enrolled in our schools as well as students outside our network and feature STEAM activities, i.e., activities related to science, technology, engineering, art and math.

Our overseas camp programs were adversely affected by the COVID-19 pandemic due to the global travel freeze resulted therefrom. In response, we developed domestic travel study programs, which are complementary to our students' classroom education and allow students to study and explore humanities, history, technology, nature, etc., depending on the theme of each program. In the 2020 fiscal year, approximately 14,600 students participated in our domestic and overseas camp programs as well as domestic travel study programs.

After-school programs

English proficiency training

We offer English proficiency development courses to children aged from five to 15 through a network of 21 learning centers located in Beijing, Shanghai and Guangdong province under the brand of “élan.” Our goal is to help children improve their general English proficiency. To this end, we have adopted a holistic language learning approach, which immerses children in an English-speaking environment and requires them to think, learn and communicate with the mindset of native speakers. Our learning centers are staffed only by native English speakers as instructors and are equipped with libraries containing age-appropriate English-language books and audio materials suited to English learners of different proficiency levels. In the 2020 school year, we had an average of 109 instructors in our learning centers. In the 2020 fiscal year, we had an average student enrollment of 3,859 for English proficiency training.

Extracurricular programs

We offer a wide range of extracurricular programs primarily to children through one learning center located in Shunde, Guangdong province. Our programs encompass popular subjects, such as art, soccer, mathematics and programmable robotics. Our programs supplement in-classroom learning and promote the well-balanced development of children. Our programs also help children tap into their interests and potential that benefit their study or career goals. We work with our partners on these programs.

We have also strategically invested in the acquisition of equity interest in Hangzhou Impression Arts Training Co., Ltd. (“Hangzhou Impression”), a Zhejiang-based art training institution, to supplement the extracurricular programs we offer. See “—Our Expansions and Investments.”

Overseas Study Consulting Services

We offer overseas study education consulting services to better serve our students in and outside of our network of schools. As of the date of this annual report, we have strategically invested in the acquisitions of equity interests in several providers of education consulting services, including Can-achieve (Beijing) Education Consulting Co., Ltd. (“Can-achieve ") and FGE Holdings Limited and its subsidiaries (“FGE”). See “—Our Expansions and Investments.” Through these strategic acquisitions, we are able to provide a comprehensive range of services covering K-12 education as well as consulting services from application to overseas universities, which we believe will drive our future growth.

Education Technology Services

We offer education technology services to students. Our new education technology business comprises online career counselling, online Academic Olympiad training and an online international school, the 3i Global Academy. We have strategically invested in the acquisitions of equity interests in services provider for online career counselling and online Academic Olympiad training, such as Chengdu Yinzhe Education and Technology Co., Ltd. (“Chengdu Yinzhe”) and Shanghai Huodai Business Information Consulting Co., Ltd. (“Linstitute”). The launch of our 3i Global Academy in June represents a major milestone in utilizing technology in an online-merge-offline model to provide students around the globe with access to high quality education.

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

We generally favor new domestic schools located within the residential communities developed by Country Garden to achieve cost savings and synergies in land procurement, facilities construction, marketing and student acquisition. Based on its residential property development plans, Country Garden has plans to develop several hundred sites in the next few years, presenting us with a large number of potential opportunities for expanding our domestic school network. We may also enter into agreements with third-party partners to expand our domestic school network. Under such agreements, we are primarily responsible for the day-to-day operation of the schools, and our partner is primarily responsible for land procurement and facilities construction. After we terminated our cooperation relationship with a third-party partner and ceased operations of Huaian Country Garden Tianshan Bilingual School and Tianshan Kindergarten in August 2018, we have not entered into such agreements with any third-party partners.

The following flowchart sets forth the major steps involved in launching a school with a partner.

As a majority of our existing domestic K-12 schools were established within or in the vicinity of Country Garden’s residential communities, the sales of Country Garden’s residential units have had an impact on the number of students enrolled at our schools. The number of residents typically increases within the first two to three years after the completion of Country Garden’s residential property development, and correspondingly, a school usually takes up to several years to ramp up its utilization rate and build its reputation.

We have added five kindergartens to our school network and acquired two overseas schools in the 2020 fiscal year, and expect to launch a total of 19 kindergartens in the 2021 fiscal year.

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

School marketing

While each of our schools conducts its own on-site promotional events to attract local students, we also organize group-wide marketing events to promote our brand and corporate image as one of China’s leading private school operators. For details, see “—Marketing” below.

Our Expansions and Investments

In January 2016, we acquired élan, an English proficiency training business. In March 2018, we acquired a 75% equity interest in Wuhan Qiaosheng Education Investment Co., Ltd. and its subsidiaries (“Xinqiao”), which manages five kindergartens with a total capacity of 1,800 students in Hubei province. In March 2018, we acquired an additional 49% equity interest in Can-achieve to supplement our test preparation and college counseling business to improve our students’ university admission results. As of the date of this annual report, we hold a total of 70% equity interest in Can-achieve. In June 2018, we acquired a 75% equity interest in FGE, which is primarily engaged in providing overseas study consulting services. In December 2018, we acquired a 75% equity interest in Chengdu Yinzhe, which is primarily engaged in offering online career and education mentoring services to overseas Chinese students under the brand of “DreambigCareer.” In December 2018, we acquired BCS in the United Kingdom, which offers day and boarding education from ages two to 18. In March 2019, we acquired an 85% equity interest in Heze Qiqiaoban Education Technology Limited (“Qiqiaoban”), a company that manages a chain of eight kindergartens in Shandong province. In March 2019, we purchased a 70% equity interest in Hangzhou Impression, a Zhejiang-based art training institution. In May 2019, we acquired an 80% equity interest in Wuhan Sannew Education Development Co., Ltd. (“Sannew Education”), which operates a private boarding school in Wuhan. In June 2019, we acquired a 25% equity interest in Start Camp, which provides one-stop solution in camp layout and program design for education department of local governments, education groups and real estate developers in China. In July 2019, we acquired CATS, which operates five overseas schools and ten language training institutions across the United Kingdom, the United States and Canada. In September 2019, we acquired St. Michael’s School and BIC located in the United Kingdom. In July 2020, we acquired a 51% equity interest in Shanghai Huodai Business Information Consulting Co., Ltd. ("Linstitute"), which offers high-quality and outcomes-focused online training services including Academic Olympiad and other world-wide recognized international courses. In September 2020, we entered into an agreement to acquire a 60% equity interest in Leti Camp, which specializes in providing summer and winter camp activities for teenagers and owns a comprehensive product offering in Hands-on Inquiry Based Learning (HIBL) and camp business. We plan to continue to make strategic investments into and acquisitions of overseas schools and complementary businesses to better serve our students and drive our future growth.

In September 2018, we also entered into a partnership agreement with third-parties to establish an investment fund under which we agreed to invest a total of RMB999.8 million in promoting the establishment and operations of K-12 education centers, bilingual schools and international schools. However, due to uncertainties in government regulations, we have decided not to pursue the plan any further and have withdrawn substantially all of our investment in the fund.

Our Students

Student admission

Our students enrolled in our domestic K-12 schools are primarily Chinese nationals from relatively affluent families and aspire to pursue the next level of education overseas or gain a competitive advantage from bilingual education. Since a majority of our domestic K-12 schools were launched within or in the vicinity of the residential communities developed by Country Garden, our recruitment efforts were initially targeted at students from families who were Country Garden’s homeowners. As we have gradually forged a reputation for providing quality education through a proven track record of success over the years, we frequently attract prospective students from outside of Country Garden properties, largely through word-of-mouth referrals and marketing efforts. Approximately 62.4% of our students enrolled in our bilingual and international schools in the 2020 fiscal year came from families who do not own Country Garden properties. We believe that our schools are attractive to prospective students and their parents due to our reputation and the quality and breadth of our education programs.

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

Our overseas schools recruit students from around the world, with a student body comprising over 90 different nationalities for the 2020 school year. The CATS Colleges recruit entirely international students, while the rest accept both international and domestic students. The majority of the students in our overseas schools are from 14 to 18 years old.

Student performance

Approximately 93.6% of the 2020 graduating class of our domestic K-12 schools who were enrolled in our Diploma Program, Advance Placement or A-Level curricula and applied for overseas universities were admitted into the global top 50 institutions, ranked by either the QS World University Rankings or U.S. News, including University of Oxford, University of Cambridge, The University of Chicago, New York University, University of Toronto, and The University of Sydney. Students in our 2020 graduating class have received more than 1,100 offers in total from global top 50 institutions by the same ranking as of August 31, 2020. Our 2020 graduating students of our domestic K-12 schools were admitted by 261 top institutions, which are located in over 12 countries or regions, including the United States, the United Kingdom, Australia, New Zealand, Canada, Switzerland, France, Singapore, Hong Kong, Japan, Italy and the Netherlands, of which over 55% are U.S.-based institutions. Approximately 52.8% of our graduating students from our bilingual schools were admitted into top local high schools in the 2020 fiscal year. Approximately 55.0% and 62.1% of the 2020 graduating class from our Huanan Country Garden School and Phoenix City Bilingual School were admitted into the top local high schools. For our overseas schools, approximately 67% of the students across the CATS schools progressed to Russel Group universities, and approximately 94%, 89% and 74% of the students in CATS Cambridge, CATS Canterbury and CATS London achieved three A*-C A-level results, respectively, and the results were equally strong for BIC, BCS and St Michael’s School, reaching 95%, 99% and 72%, respectively.

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

As a testament to the positive student experience we provide at our schools, we have historically maintained relatively high student retention rates in our schools in China. After our students complete their studies at our schools, we encourage them to advance their education within our school network if they meet the requisite academic requirements. For example, in our domestic K-12 schools offering both primary and middle school education, 55.7% of the 2020 primary school graduating class continued their next level of studies at the same school. Our average net annual student retention rate for all students in our domestic K-12 schools, which measures the percentage of students enrolled at the beginning of a school year who move on to the next grade level, was over 90.0% for each of the 2018, 2019 and 2020 school years.

We also maintain regular communication with the parents of our students and provide them with complementary seminars and training on education programs, university applications and parenting.

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education. Our schools are staffed with different levels of teachers and educational staff. Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors. Educational staff include teaching assistants, librarians and medical staff. In the 2020 fiscal year, we had an average of 6,358 teachers and instructors globally.

We seek to employ teachers that have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods. Our teachers for schools in China who are Chinese nationals have an average of approximately nine years of experience in teaching. Across our domestic school network, we also had an average of 302 foreign teachers, representing 5.5% of the teacher pool of our domestic K-12 schools in the 2020 school year. Foreign teachers of our international schools represented 8.8% of our teacher pool in international schools during the same period. We believe that foreign teachers are essential to providing an immersive bilingual environment and better preparing our students for the pursuit of the next level of education overseas.

We had 652 teachers, or 11.9% of our total teacher pool in our schools in China and 44.7% of our teacher pool in international schools, licensed with IB training certificates as of August 31, 2020. To stay current with the constant changes in the IB syllabus, we require all of our teachers to take regular IB training classes. We typically outsource instructors for our extracurricular programs.

Teacher recruitment

Our teachers are critical to maintaining the quality of our programs and services and in promoting our brand and reputation. We place particular importance on recruiting teachers who are appropriately qualified and experienced. For our overseas schools, we also expect teachers to have a wealth of international experience across the world of academia. We implement a centralized recruitment program that seeks to hire teachers and educational staff and deploy them across our domestic school network based on each school’s needs and teacher preferences. We screen candidates for strong academic credentials, dedication and knowledge in the relevant teaching subjects, and commitment to serving students’ needs. We require our teachers for schools in China to possess the appropriate qualifications required by PRC regulatory authorities, including the foreign expert certificate in the case of foreign teachers. We believe that teacher candidates are attracted to our schools because of our reputation, commitment to quality education, financial strength and competitive compensation package. To enhance our retention rate, we also allow our teachers to laterally transfer within our school network. We maintained teacher retention rates of above 87.0% for our domestic K-12 schools in each of the 2018, 2019 and 2020 school years. “Teacher retention rate” is calculated as 100.0% minus the quotient of the number of both our Chinese and foreign teachers that leave employment during a school year by the number of teachers at the beginning of that school year (not including teachers hired during that school year).

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

Teachers in our overseas schools are continuously assessed under Continues Development, a program that measure the effectiveness and quality of their teaching and provide them with the right learning environment that enables them to adapt teaching methods and use innovative tools to delivery academic excellence.

Our Tuition

We charge our students tuition, boarding and textbook fees generally prior to the beginning of each semester. Tuition and fees being paid in arrears is subject to special approval. As a result, approximately 96.0% of our revenue from schools in China for the first semester of the 2020 school year was received in or before September 2019 and approximately 4.0% was received after September 2019. For the second semester of the 2020 school year, approximately 81.0% of our revenue from schools in China was received in or before March 2020 and approximately 19.0% was received after March 2020. We also accept monthly payment of fees at certain kindergartens we operate. We offer a partial refund if a student withdraws in the predetermined period. We may also offer tuition discounts to certain of Country Garden’s homeowners, our employees and employees of Country Garden. Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position. We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographic markets where our schools are located, the tuition charged by our competitors, our pricing strategy to gain market share and general economic conditions in China. For example, the average tuition and fees per student at Guangdong Country Garden School was RMB108,398 in the 2020 school year, compared to RMB69,387 and RMB70,899 at Country Garden Silver Beach School and Jurong Country Garden School, respectively, in the same period. Our tuition and fees charged for internationally-accredited programs are typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former. For the 2020 school year, we charged average tuition and fees of RMB82,469 for international schools, RMB35,782 for bilingual schools, RMB20,910 for kindergartens and RMB207,643 for overseas schools. Our average tuition for our kindergartens decreased from RMB30,424 in the 2019 fiscal year to RMB20,910 in the 2020 fiscal year primarily due to temporary shutdown of kindergartens caused by the COVID-19 pandemic.

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

Research and Curriculum Development

We believe we have devoted significant resources to our research and curriculum development efforts which are reflected in our course materials and effective teaching methods. We encourage our teachers to develop, update and improve our curricula and course materials based upon our students’ needs and the latest official government curricula or course outlines issued by the relevant international programs. As our students’ academic ability levels vary, our curricula are designed with the flexibility to address a particular student’s strengths and weaknesses. Our teachers in charge of designing the curricula also work with other teachers to prepare or update such course curricula, and revise the curricula based on feedback from the classroom. To ensure our education quality can be upheld across our schools, we have dedicated a team of senior teaching staff to designing curricula for the programs implemented in our schools and to keep our teaching materials updated with reference to the latest educational trends. Our overseas schools are continuously developing curriculum and academic extension activities to prepare students for admission to top universities. For example, preparation for students applying to Oxbridge has included preparation for admissions tests, workshops with a drama specialist to prepare students for interview, and mock interviews with academics from the University of Cambridge. Additionally, our overseas schools develop curricula in specific subject areas, which focus on the skills needed for interested students' success at university.

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

●	Referrals. Word-of-mouth referrals by former and current students and their families have been a significant source of our student enrollment. Recommendations made by our alumni who matriculated into reputable overseas education institutions or excelled in Zhongkao or Gaokao provide convincing testimonials to prospective students. We actively work with our alumni and current students to encourage them to recommend our programs to prospective students.
●	Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff. We also organize event-driven marketing campaigns such as seminars for our international schools so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international programs. For example, in November 2019, during the celebration of the 25th anniversary of Bright Scholar, we held three education forums, which attracted more than 1,600 guests to attend. We also joined SPBCN to hold an online English spelling contest with more than 3,300 registered contestants.
●	Media advertising. From time to time, we may publish articles on popular local newspapers to promote our brand awareness and advocate for our education philosophy. We have also placed advertisements on searching engines and internet portals in China.

Our overseas schools depend on advertisements on related websites such as university targeted websites, generic campaigns on platforms such as Facebook and Instagram, and educational agencies to market themselves and recruit students. We have also assembled a team of specialists to offer support, training and guidance to the educational agencies and assist them in student recruitment.

Competition

The education service market in China is rapidly evolving, highly fragmented and competitive. We compete with a number of private K-12 school operators, including, among others, Maple Leaf schools, Nord Anglia schools, Hailiang schools, and Wisdom schools. We believe we can compete effectively because we have a track record of delivering quality education primarily to local Chinese students, while certain other market players primarily serve students from expatriate families. We may also compete with local private international and bilingual schools in each region we have a presence. Similarly, our overseas schools compete against large operators such as Nord Anglia and Alpha Plus in the UK, as well as standalone private schools in each region. We believe we are well-positioned to replicate our success and compete effectively based on the following factors:

●	scalable business model;
●	operating knowledge;
●	reputation and brand recognition;
●	teaching quality;
●	ability to recruit and retain students;
●	ability to recruit and retain principals and teaching staff;
●	relationship with local education authorities, international program accreditors and overseas colleges and universities; and
●	relationship with other key stakeholders, such as real estate developers.

Properties and Facilities

A significant portion of our properties are located in China. We currently occupy a total combined gross floor area of approximately 1.6 million square meters of facilities developed by Country Garden, substantially all of which is leased. By utilizing the properties developed by Country Garden we avoid significant capital expenditures in connection with land procurement and facilities construction. We may also provide preferential student placements and tuition discounts to homeowners of the Country Garden properties. We are in the process of entering into school operation agreements to document our arrangements with Country Garden for the newly established schools. In recognition of our synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

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

As of the date of this annual report, we also own 58 properties and lease 52 facilities in the United Kingdom, the United States and Canada for school campuses and office use.

Intellectual Property

We have obtained a license to use certain trademarks, including “Country Garden” from Country Garden free of charge for a term expiring in 2028 and 2030. We have applied for or registered trademarks relating to our logos and names, including “Bright Scholar” and “Bo Shi Le” in China. As of the date of this annual report, we have registered 65 trademarks including “élan,” with the PRC Trademark Office and major domain names used for our operation with the China Internet Network Information Center, including www.brightscholar.com, brightscholar.net, fettesgz.com, fetteschina.com, www.bgyedu.cn, 博实乐.cn and 博实乐.com. As of the date of this annual report, we have registered a total of 71 trademarks and 71 domain names with relevant authorities in jurisdictions where we operate internationally. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education services, in particular for our international program which requires foreign-language education materials. We own copyrights to the course content we developed in-house.

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

Special Administrative Measures for Access of Foreign Investment (2020 Version)

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

The Special Administrative Measures for Access of Foreign Investment (Foreign Investment Access Negative List) set forth in the 2017 Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version), or the 2018 Negative List, promulgated on June 28, 2018 with effect on July 28, 2018, which imposes the same restriction and prohibition on foreign investors in the education sector besides one additional ban on religious education institutes. On June 30, 2019, the MOFCOM and the NDRC jointly released the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries in which foreign investment is encouraged to invest under the 2017 Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the 2018 Negative List. On June 23, 2020, the MOFCOM and the NDRC jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Version), or the 2020 Negative List, which superseded the 2019 Negative List on July 23, 2020. The 2020 Negative List remains unchanged with respect to the education industry.

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

According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

●	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;
●	sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;
●	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

●	private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced;
●	where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;
●	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and
●	people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

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

Besides the Amendment and the above regulations, the other details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations that are yet to be introduced:

●	the amendment to the Implementation Rules for the Law for Promoting Private Education of the PRC;
●	the local regulations relating to legal person registration of for-profit and non-profit private schools; and
●	the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

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

Regulations on compulsory education

According to the Law for Compulsory Education of the PRC, which was promulgated by the NPC on April 12, 1986 and was amended by the tenth Standing Committee of the NPC on June 29, 2006 and by the twelfth Standing Committee of the NPC on April 24, 2015, and by the thirteenth Standing Committee of the NPC on December 29, 2018, a nine-year system of compulsory education, including six years of primary school and three years of middle school, was adopted.

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

On December 16, 2019, the MOE issued the Administrative Measures on Primary and Secondary School Textbooks, which details the regulations on the authoring, vetting, publication and schools' selection of primary and secondary school textbooks.

On May 6, 2020, the General Office of the MOE issued the Notice on Negative List of Excessive and Advanced Training in Six Subjects of Compulsory Education (Trial). According to the Notice, extracurricular training institutions are prohibited from providing for students in primary schools and middle schools excessive and advanced training relating to six subjects, namely, Chinese, Math, English, Physics, Chemistry and Biology. For example, the difficulties of education contents provided by extracurricular training institutions shall not exceed the difficulties of contents in textbooks used in corresponding compulsory education classes, and the extracurricular education targeting students in primary schools shall not include contents expected to be taught in middle schools, and the extracurricular education targeting students in middle schools shall not include contents expected to be taught in high schools.

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

Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers

The Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers as promulgated by MOE on January 11, 2014 and amended on November 8, 2018 prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be unable to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.”

Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Regulating the Development and Deepening of the Reform of the Pre-School Education (the “Opinions”), which provides, among others, that (1) private kindergartens forming part or all of the assets of a listing vehicle are prohibited from listing on stock markets; (2) non-governmental capital is prohibited from controlling state-owned or collectively-owned kindergartens and non-profit kindergartens by ways of mergers and acquisitions, entrusted management, franchising, variable interest entities arrangements, or other forms of control agreements; (3) for-profit kindergartens which participate in acquisitions, franchising or chain operation shall file with education departments of the county level or above and make available to the public agreements entered into with relevant interested enterprises; (4) listed companies are prohibited from investing in for-profit kindergartens through financing through stock markets, and should not purchase assets of for-profit kindergartens by cash, issuance of shares or other similar means; and (5) provincial legislative bodies should promulgate implementing measures by June 2019 with regard to the election of private kindergartens to be registered as non-profit or for-profit schools and specify time-frame requirements for such registration. For a detailed description of the associated risks, see “Item 3. Key Information—Risks Factors—Risks Related to Our Business—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.” On September 7, 2020, the MOE published the Draft Preschool Education Law for public comments. The Draft Preschool Education Law is expected to tighten restrictions over kindergartens in pursuing profits and specify legal liabilities for the violation of such restrictions.

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

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Authenticity and Compliance Verification, or Circular 3, which took effect on the same day. Circular 3 sets out various measures to tighten authenticity and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises' foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

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

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective on October 8, 2016 and revised on July 30, 2017 and June 29, 2018, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by MOFCOM or its local counterpart has been obtained. In such approval and filing process of capital contributions, MOFCOM or its local counterpart examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign Investment Access Special Management Measures. See “—PRC Laws and Regulations Relating to Foreign Investment in Education— Special Administrative Measures for Access of Foreign Investment (2020 Version).” The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from MOFCOM or its local counterpart, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with MOFCOM or its local counterpart.

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

Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, currently has a total investment amount of RMB14.0 million (approximately US$2.0 million) and an initially subscribed registered capital RMB10.0 million (approximately US$1.5 million). We may provide shareholder loans of up to the U.S. dollar equivalent of RMB4.0 million (approximately US$0.6 million) to Zhuhai Bright Scholar, which is the difference between its total investment amount and registered capital. According to the Measures for the Reporting of Foreign Investment Information issued by MOFCOM and SAIC on December 30, 2019 , which supersedes the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Invested Enterprises , the increase of total investment amount and registered capital of a foreign-invested enterprise must be reported to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System, and market regulatory departments shall forward such investment information reported by foreign investors or foreign-invested enterprises to commerce departments in a timely manner.

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

Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) our affiliated entities in China, including BGY Education Investment and the schools it owns and operates, and (2) the shareholders of BGY Education Investment, i.e., Ms. Meirong Yang and Mr. Wenjie Yang, which enable us to:

●	exercise effective control over our affiliated entities;
●	receive substantially all of the economic benefits of our affiliated entities in consideration for the services provided by us; and
●	have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law.

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

See “—B. Business Overview—Properties and Facilities.”

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—G. Safe Harbor on Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.            Operating Results

Overview

Our business includes domestic K-12 schools, overseas schools and complementary education services. We operate three types of educational facilities for domestic K-12 schools, including international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula at our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. We also have an overseas school network of eight schools in the United Kingdom and the United States as of the date of this annual report. In the 2020 school year, an average of 51,825 students were enrolled in our schools. We have experienced significant growth in our business. In the 2020 fiscal year, our revenue increased to RMB3,366.5 million (US$491.6 million) from RMB1,718.9 million in the 2018 fiscal year, representing an increase of 95.9%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. For example, in the 2018 fiscal year, we implemented an ERP system where we centralize the collection and analysis of budgeting, procurement and financial information and data, which enhanced the efficiency of our data management processes, adding value to the overall operation of our business. See “Item 4. Information on the Company—B. Business Overview—Centralized Management” for details. We had net income of RMB248.9 million and RMB252.8 million and RMB164.2 million (US$24.0 million) in the 2018, 2019 and 2020 fiscal years, respectively. We use adjusted net income, which excludes share-based compensation, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill, in evaluating our ongoing results of operation. Our adjusted net income was RMB283.0 million, RMB322.6 million and RMB267.7 million (US$39.1 million) for the 2018, 2019 and 2020 fiscal years, respectively. Our share-based compensation was RMB29.1 million, RMB51.7 million and RMB(10.6) million (US$(1.6) million) in the 2018, 2019 and 2020 fiscal years, respectively. Our amortization of intangible assets was RMB6.6 million, RMB23.3 million and RMB41.4 million (US$6.1 million) for the 2018, 2019 and 2020 fiscal years, respectively. Our tax effect of amortization of intangible assets was RMB1.5 million, RMB5.1 million and RMB8.8 million (US$1.3 million) for the 2018, 2019 and 2020 fiscal years, respectively. Our impairment loss on operating lease right-of-use assets was nil, nil and RMB12.8 million (US$1.9 million) for the 2018, 2019 and 2020 fiscal years, respectively. Our impairment loss on goodwill was nil, nil and RMB68.7 million (US$10.0 million) for the 2018, 2019 and 2020 fiscal years, respectively. See “—Results of Operations—Non-GAAP measures” for details.

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

	2018 school year		2019 school year		2020 school year
	Number	% of total	Number	% of total	Number	% of total
Domestic K-12 Schools
International schools	7,366	20.1%	9,350	20.0%	10,584	20.4%
Bilingual schools	15,620	42.6%	18,132	38.8%	20,189	39.0%
Kindergartens	13,693	37.3%	16,742	35.8%	17,840	34.4%
Overseas Schools (1)	—	—	2,514	5.4%	3,212	6.2%
Total	36,679	100.0%	46,738	100.0%	51,825	100.0%
(1)	For the purpose of calculating average number of students enrolled at our schools, we do not take into account students at our language training institutions.

Our total student enrollment increased from an average of 36,679 students for the 2018 school year, to an average of 46,738 students for the 2019 school year and further to an average of 51,825 students for the 2020 school year. Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, the expansion of our school network as well as the population density in Country Garden’s residential properties, which have served as a major source of students for our schools. An increase in the student contribution of our international schools also enhances our ability to increase revenue, because our international schools generally charge tuition and fees substantially higher than our bilingual schools and kindergartens do.

Student enrollment is also affected by the number and capacity of our schools. The following table sets forth the number and capacity of schools as of the dates indicated.

	As of September 1,
	2018		2019		2020
	Number	Student	Number	Student	Number	Student
	of schools	capacity	of schools	capacity	of schools	capacity
Domestic K-12 Schools
International schools	6	15,260	7	16,460	8	17,810
Bilingual schools (1)	15	23,210	15	23,210	15	25,722
Kindergartens (1)	44	19,009	58	23,127	71	27,357
Overseas Schools (2)	—	—	6	3,357	8	4,422
Total	65	57,479	86	66,154	102	75,311

We expanded our school network from 65 schools as of September 1, 2018 to 102 schools as of the date of this annual report, with our total student capacity increasing from 57,479 students as of September 1, 2018 to 75,311 students as of September 1, 2020. In August 2018, we ceased operations of Huaian Country Garden Tianshan Bilingual School and Tianshan Kindergarten because we terminated our cooperation relationship with a third-party partner. In December 2018, we acquired and commenced operation of BCS, being the first overseas school within our network. In July 2019, we acquired five overseas schools under the brand “CATS.” In September 2019, we acquired St Michael’s School and BIC located in the UK. In June 2020, we ceased our operation of Haiyang Country Garden Kindergarten out of operation efficiency concerns. As utilization rates are generally higher for schools that have been in operation for a longer period of time, the unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. The utilization rate, defined as the average of monthly student enrollment at a school for a period divided by the school capacity as of the start of such period, at our schools in China that were in their sixth fiscal year or above since their launch as of September 1, 2020 remained at high levels of 84.7%,87.6% and 83.1% on average for the 2018, 2019 and 2020 school years, respectively. The average utilization rate for schools that were within the first five fiscal years since their launch as of September 1, 2020 increased from 35.8% for the 2018 school year to 42.8% for the 2020 school year. In particular, the average utilization rate for our schools that opened on or after September 1, 2016 was 15.0% in their first year of operation, 32.0% in their second year of operation and 40.2% in their third year of operation, demonstrating our ability to effectively ramp up individual new schools.

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

	2018 school	2019 school	2020 school
	year	year	year
	RMB	RMB	RMB	US$
Domestic K-12 School
International schools	80,048	83,555	82,469	12,044
Bilingual schools	34,187	35,872	35,782	5,226
Kindergartens	30,736	30,424	20,910	3,054
Average	42,108	43,891	40,489	5,913
Overseas Schools (1)	—	239,486	207,643	30,324
(1)	For the purpose of calculating average tuition and fees of our schools, we do not take into account students at our language training institutions.

For the 2018, 2019 and 2020 school years, our average tuition and fees across all of our domestic schools were RMB42,108, RMB43,891 and RMB40,489 respectively. Our tuition and fees charged for international schools are higher than that for our bilingual schools and kindergartens, which reflects the additional education and operating resources we provide and the premium that parents are willing to pay for international education. For the 2020 school year, we charged average tuition and fees of RMB82,469 per student for international schools, RMB35,782 per student for bilingual schools and RMB20,910 per student for kindergartens. Our tuition and fees charged for overseas schools take into consideration of market rates and consumption levels of the relevant countries and areas where our schools are located. For the 2019 and 2020 school years, our average tuition and fees per student for overseas schools were RMB239,486 and RMB207,643, respectively. The decline was largely attributable to the impact of the COVID-19 pandemic.

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

In addition, the acquisition of schools may impact the tuition and fees we charge. For example, we charge an average tuition and fees of RMB30,424 per student for our kindergartens for the 2019 school year, which represents a slight decrease from the average tuition and fees of RMB30,736 per student for the 2018 school year, primarily due to the lower average fees charged at the newly added kindergartens in the 2019 fiscal year. We intend to maintain the tuition and fees in acquired schools for a smooth transition.

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

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability. The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. The ratio of the number of our students to the number of our teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins. Our student-to-teacher ratio for our schools in China in the 2020 school years was 8.9, which was generally lower than that seen amongst our industry peers for the same periods, according to the Frost & Sullivan report, and represents potential for us to increase this ratio in the future. Our operating margin was 15.8%, 11.7% and 9.1% in the 2018, 2019 and 2020 fiscal years, respectively. Our adjusted operating income margin, which excludes share-based compensation expenses, amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill, was 17.9%, 14.6% and 12.5% in the 2018, 2019 and 2020 fiscal years, respectively. See “—Results of Operations—Non-GAAP measures.” The decline in our operating margin and adjusted operating income margin was primarily due to increased costs relating to campus and office space leasing largely as a result of our expansion overseas and launch of schools with school development partners other than Country Garden, and partially offset by the decrease in the compensation and benefits incurred from additional staff members as a percentage of revenue. The average number of our staff was 7,891, 10,366 and 11,499 in the 2018, 2019 and 2020 fiscal years, respectively, and our total staff costs as a percentage of revenue were 55.0%, 52.0% and 48.4% during the same periods, respectively.

We focus on providing quality education to our students and, since the beginning of the 2017 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability through management centralization of certain operational aspects, those schools in our network with longer operating history have seen significant improvement in operating margin over time. Schools in our domestic network that were in their sixth fiscal year or above since their launch as of September 1, 2020 had, as a group, significantly improved their adjusted operating margin, calculated as the total adjusted operating income or loss of the concerned schools, which excludes share-based compensation expenses, amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill, divided by total revenues of such schools, from 25.0% in the 2018 fiscal year to 28.7% in the 2020 fiscal year. See “—Results of Operations—Non-GAAP measures.”

Our newly-established schools have been able to grow rapidly during the ramp-up period following their establishment, as their brand value grows, student enrollment increases and capacity utilization improves. This has resulted in greater operating leverage and increasing profitability at these schools as well. Schools in our domestic network that were within the first five fiscal years of its launch as of September 1, 2020 had, as a group, significantly narrowed their adjusted operating margin, calculated as the total adjusted operating income or loss of the concerned schools, which excludes share-based compensation expenses, amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill, divided by the total revenues of such schools, from an adjusted operating margin of negative 9.5% in the 2018 fiscal year to negative 4.8% in the 2020 fiscal year. See “—Results of Operations—Non-GAAP measures.” In addition, three out of the eight international schools we operate are within the first five fiscal years of their launch. The relatively higher fixed and variable costs and expenses for our international schools and the number of international schools at the ramp-up stage have affected the gross margin of our international schools segment historically. In the 2020 fiscal year, gross margin for our international schools segment was 42.5%, compared to 41.6% and 27.0% for bilingual schools and kindergartens, respectively.

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

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions.

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

Accordingly, we, through our WFOE, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. ("Zhuhai Bright Scholar"), have entered into the following contractual arrangements with BGY Education Investment, BGY Education Investment's schools and subsidiaries and Guangdong Country Garden Education Investment Management Co., Ltd. ("BGY Education Investment")'s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE.

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

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. We will perform the quantitative impairment test if we bypass the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.

On September 1, 2019, we early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

For the year ended August 31, 2020, we have determined that the underperformance of the Wuhan Sannew reporting unit since the acquisition date, market conditions and other factors including the uncertainty in the Sino-US relationship and adverse impacts from COVID-19, it was more likely than not that there were indications of impairment. The Group utilized the discounted cash flow model to and concluded the carrying amount of Wuhan

Sannew reporting unit exceeded its fair value. Accordingly, the Group recorded RMB 68,723 as impairment loss on goodwill on the consolidated statement of operations for the year ended August 31, 2020. The impairment is recorded in international schools reportable segment.

In performing the quantitative impairment test, we estimate the fair value of the reporting unit based on income approach. Under the income-based approach, we determine fair value using a discounted cash flow model that requires significant judgment with respect to revenue growth rate and gross margin, based upon annual budgets and longer-range strategic plans, and the selection of an appropriate discount rate. These budgets and plans are used for internal purposes and are also the basis for communication with outside parties about future business trends.

Fair value estimates employed in our annual impairment review of goodwill and indefinite-lived intangible assets were determined using models involving several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates were: (i) discount rates used in determining the fair value of the reporting units and intangible assets; (ii) projected revenue growth rate and gross margin used in the reporting unit and intangible asset models. These and other assumptions are impacted by economic conditions and expectations of management and may change in the future based on period specific facts and circumstances. While we believe the assumptions we used to estimate future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. As a result, impairment loss that possibly would have been recognized in earlier periods may not be recognized until later periods if actual results deviate unfavorably from earlier estimates. The use of different assumptions would increase or decrease discounted cash flows or earnings projections and, therefore, could change impairment determinations.

Leases

Before September 1, 2019, we adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. On September 1, 2019, we adopted the New Leasing Standard (“ASC 842”), using the modified retrospective transition method.

We determine if an arrangement is a lease or contains a lease at lease inception. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. As of August 31, 2020, we have no significant finance leases. Operating leases are required to be recorded in the balance sheets as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We account for the lease and non-lease components separately. Lastly, we also have elected to utilize the short-term lease recognition exemption and, for those leases that qualified, we did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

As the rate implicit in the lease is not readily determinable, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expenses are recorded on a straight-line basis over the lease term.

We evaluate the carrying value of ROU assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, we record an impairment loss in the consolidated statement of operations. As a result of the adverse impacts of the COVID-19 pandemic on the economic environment and the Group's business strategy, the Group determined to close certain language training centers in the US resulting in four idled operating leases. The Group determine the fair value of the ROU assets based on the discounted value of estimated future cash flows including cash flows related to subleases, if any. For the year ended August 31, 2020, the Group recorded impairment loss of RMB 12,772 related to the ROU assets within the overseas schools reportable segment.

During the 2020 fiscal year, we received RMB2.7 million (US$0.4 million) of COVID-19 related rent concessions. Consistent with updated guidance from the Financial Accounting Standards Board (“FASB”) in April 2020, we elected to treat COVID-19-related rent concessions as variable rent. Rent concessions were recognized as an offset to our rent expense within selling, general and administrative expenses and cost of revenue on our consolidated statement of operations.

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

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) we satisfy a performance obligation. The primary sources of our revenues are as follows:

Income from educational programs and services

The educational programs and services consist of tuition, boarding and meal service from international schools, bilingual schools and kindergartens in the PRC and overseas schools in the UK, the US and Canada. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund. We determine the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. Historically, we have not had material refunds in this respect.

During the year ended August 31, 2020, in response to the COVID-19 pandemic, we temporarily stopped providing offline tuition, boarding and meal services to students, instead it offered online tuition services to students during the school temporary closure period, except for kindergartens. The amount of considerations relating to boarding and meal services to all students and tuition service to the kindergarten students during the period, which were not provided, has been recorded as refund liability.

Complementary training course and program fees

We offer various types of after-school tutoring services and art training services, which primarily consist of after-school group class courses, personalized tutoring courses and art training courses. The tutoring services and art training services are accounted for as a single performance obligation. Tutoring services and art training service fees is recognized proportionately as the tutoring sessions and art training courses are delivered. The course fees are generally collected in advance and are initially recorded as contract liability. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. For certain courses, we also offer refunds for any unutilized classes for students who withdraw from the course. We determine the transaction price to be earned based on the tutoring services and art training service fees and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method.

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

Purchase price allocation relating to business combination

We record acquisitions using the purchase method of accounting in accordance with ASC 805, Business Combinations. The identifiable tangible and intangible assets acquired and any non-controlling interests in the acquiree are required to be recognized and measured at fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired is recorded as goodwill. The application of the purchase method of accounting requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed, in order to properly allocate purchase price consideration. These assumptions and estimates include a market participant’s use of the asset and the appropriate discount rates for a market participant. Our estimates are based on historical experience, information obtained from the management of the acquired companies and with the assistance of independent third-party appraisal firms.

Critical estimates in valuing certain of the intangible assets include, but are not limited to, discount rates and expected future cash flows from and the economic lives of customer relationships, trademarks and brand names and other intangible assets. These estimates are inherently uncertain and unanticipated events and circumstances may occur which could affect the accuracy or validity of estimates used in purchase accounting. The purchase price allocation recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements, see Note 2 to our consolidated financial statements pursuant to Item 17 of Part III of this annual report.

Key Components of Results of Operations

Revenue

We derive our revenue from six operating segments, including international schools, bilingual schools, kindergartens, overseas schools, education technology and complementary education services. Our revenue increased during the 2018 and 2019 primarily due to increases in the average tuition and fees and the increased number of student enrollment, which is the result of the expansion of our school network and increasing utilization of existing schools. Our revenue further increased to RMB3,366.5 million (US$491.6 million) in the 2020 fiscal year in spite of the impact from the COVID-19 pandemic primarily as a result of revenue contribution from acquired overseas schools as well as increase in the number of students in our domestic K-12 schools.

The following tables compare revenue generated from our schools and complementary education services and as a percentage of total revenues for the periods indicated.

	Year Ended August 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Domestic K-12 Schools
International schools	589,599	745,015	872,857	127,473
Tuition revenue (1)	513,493	652,307	789,510	115,301
Others (2)	76,106	92,708	83,347	12,172
Bilingual schools	534,008	650,433	722,396	105,499
Tuition revenue (1)	396,069	486,703	583,544	85,221
Others (2)	137,939	163,730	138,852	20,278
Kindergartens	399,249	495,024	373,028	54,477
Tuition revenue (1)	344,828	426,838	318,445	46,506
Others (2)	54,421	68,186	54,583	7,971
Overseas schools (6)	—	181,793	835,927	122,080
Tuition revenue (1)	—	123,897	518,660	75,746
Others (3)	—	57,896	317,267	46,334
Education technology (7)	—	69,980	103,327	15,090
Complementary education services	196,015	420,760	458,968	67,028
Tuition revenue (4)	85,098	123,895	126,258	18,439
Others (5)	110,917	296,865	332,710	48,589
Total	1,718,871	2,563,005	3,366,503	491,647

	Year Ended August 31,
	2018	2019	2020
	%	%	%
Domestic K-12 School
International schools	34.3%	29.1%	25.9%
Tuition revenue (1)	29.9%	25.5%	23.5%
Others (2)	4.4%	3.6%	2.4%
Bilingual schools	31.1%	25.4%	21.5%
Tuition revenue (1)	23.1%	19.0%	17.3%
Others (2)	8.0%	6.4%	4.2%
Kindergartens	23.2%	19.3%	11.1%
Tuition revenue (1)	20.0%	16.7%	9.5%
Others (2)	3.2%	2.6%	1.6%
Overseas schools (6)	—	7.1%	24.8%
Tuition revenue (1)	—	4.8%	15.4%
Others (3)	—	2.3%	9.4%
Education technology (7)	—	2.7%	3.1%
Complementary education services	11.4%	16.4%	13.6%
Tuition revenue (4)	5.0%	4.8%	3.8%
Others (5)	6.4%	11.6%	9.8%
Total	100.0%	100.0%	100.0%
(1)	Includes tuition from K-12 education programs and income from sales of education materials.
(2)	Includes meal income, boarding income and others.
(3)	Includes revenue from meal income, boarding income, language training services and others.
(4)	Includes revenue from English proficiency training and art training services.
(5)	Includes income from camps and other extracurricular programs and other educational services, net of sales tax.
(6)	We acquired two overseas schools in the 2020 fiscal year, including St. Michael’s School and BIC.
(7)	Includes income from career counseling business and other educational services, net of sales tax.

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

	Year Ended August 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Domestic K-12 Schools
International schools	373,391	456,003	502,186	73,339
Staff costs	286,004	340,592	386,874	56,499
Others (1)	87,387	115,411	115,312	16,840
Bilingual schools	346,868	400,043	421,894	61,614
Staff costs	242,572	279,596	308,522	45,057
Others (1)	104,296	120,447	113,372	16,557
Kindergartens	223,397	279,315	272,261	39,761
Staff costs	164,893	196,911	170,227	24,860
Others (1)	58,504	82,404	102,034	14,901
Overseas schools (2)	—	145,625	588,839	85,994
Staff costs	—	58,242	204,150	29,814
Others	—	87,383	384,689	56,180
Education Technology	—	18,103	38,517	5,625
Staff costs	—	—	5,474	799
Others (1)	—	18,103	33,043	4,826
Complementary education services	146,939	286,925	321,089	46,893
Staff costs	60,180	104,235	100,301	14,648
Others (1)	86,759	182,690	220,788	32,245
Total	1,090,595	1,586,014	2,144,786	313,226

	Year Ended August 31,
	2018	2019	2020
	%	%	%
Domestic K-12 Schools
International schools	63.3%	61.2%	57.5%
Staff costs	48.5%	45.7%	44.3%
Others (1)	14.8%	15.5%	13.2%
Bilingual schools	65.0%	61.5%	58.4%
Staff costs	45.5%	43.0%	42.7%
Others (1)	19.5%	18.5%	15.7%
Kindergartens	56.0%	56.4%	73.0%
Staff costs	41.3%	39.8%	45.6%
Others (1)	14.7%	16.6%	27.4%
Overseas schools (2)	—	80.1%	70.4%
Staff costs	—	32.0%	24.4%
Others	—	48.1%	46.0%
Education Technology	—	25.9%	37.3%
Staff costs	—	—	5.3%
Others (1)	—	25.9%	32.0%
Complementary education services	75.0%	68.2%	70.0%
Staff costs	30.7%	24.8%	21.9%
Others (1)	44.3%	43.4%	48.1%
Total	63.4%	61.9%	63.7%
(1)	Includes primarily expenses relating to room and board services, depreciation and amortization and others.
(2)	We acquired two overseas schools in the 2020 fiscal year, including St. Michael’s School and BIC.

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses. Our selling, general and administrative expenses were RMB368.1 million, RMB691.9 million and RMB871.2 million (US$127.2 million) in the 2018, 2019 and 2020 fiscal years, respectively, accounting 21.4%, 27.0% and 25.9% of our revenue for the same periods, respectively. Excluding the share-based compensation in the 2020 fiscal year, our selling, general and administrative expenses would have been RMB881.8 million, accounting for 26.2% of our revenue in the same fiscal year. See “A Operating Results—Results of Operations—Non-GAAP measures” for details.

Results of Operations

Reportable Segment

Prior to fiscal year 2020, our chief operating decision maker ("CODM") had previously been identified as the Chief Executive Officer. Due to the reorganization of the business units and change in internal reporting, the CODM has been defined as the management committee.

In the fiscal year 2018, we have identified four reportable segments, including International Schools, Bilingual Schools, Kindergartens and Complementary Education Services. During the year ended August 31, 2019, we have acquired the overseas businesses and our CODM reviewed results in five reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools and Complementary Education Services. During the year ended August 31, 2020, we have changed our internal management structure and has expanded into service offerings in utilizing technology to deliver online study programs; therefore we have identified six reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools, Complementary Education Services and Education Technology. Given the change in the composition of our reportable segments, prior year segment information was recast to conform to the current year's presentation.

The following tables set forth a summary of our consolidated results of operations by amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended August 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenue	1,718,871	2,563,005	3,366,503	491,647
Cost of revenue	(1,090,595)	(1,586,014)	(2,144,786)	(313,226)
Gross profit	628,276	976,991	1,221,717	178,421
Selling, general and administrative expenses	(368,141)	(691,900)	(871,154)	(127,224)
Other operating income	12,027	15,435	38,661	5,646
Impairment loss on operating lease right-of-use assets	—	—	(12,772)	(1,866)
Impairment loss on goodwill	—	—	(68,723)	(10,036)
Operating income	272,162	300,526	307,729	44,941
Interest income/(expenses), net	27,297	24,254	(159,352)	(23,272)
Investment income	21,669	17,414	106,675	15,579
Other expenses	(4,803)	(8,617)	(11,291)	(1,649)
Income before income taxes and share of equity in income of unconsolidated affiliates	316,325	333,577	243,761	35,599
Income tax expenses	(67,382)	(80,580)	(78,992)	(11,536)
Share of equity in income of unconsolidated affiliates	(40)	(239)	(595)	(87)
Net income	248,903	252,758	164,174	23,976
Net income attributable to non-controlling interests	1,934	11,659	3,169	463
Net income attributable to ordinary shareholders	246,969	241,099	161,005	23,513
Adjusted net income (1)	283,036	322,583	267,663	39,090
Net earnings per share attributable to ordinary shareholders
Basic	2.02	1.97	1.34	0.20
Diluted	2.02	1.97	1.34	0.20
Weighted average shares used in calculating net earnings per ordinary share
Basic	122,088,201	122,322,894	120,158,001	120,158,001
Diluted	122,186,796	122,430,457	120,158,001	120,158,001
(1)	Represents net income before share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets and impairment loss on goodwill. See “—Non-GAAP measures” for details.

Non-GAAP measures

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted earnings/(loss) per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net; income tax (expense)/benefit; depreciation and amortization; share-based compensation expense; impairment loss on operating lease right-of-use assets; impairment loss on goodwill, and adjusted EBITDA margin as adjusted EBITDA divided by revenue. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense; amortization of intangible assets; tax effect of amortization of intangible assets; impairment loss on operating lease right-of-use assets; impairment loss on goodwill, and adjusted net margin as adjusted net income/(loss) divided by revenue. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense. We define adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense; amortization of intangible assets; impairment loss on operating lease right-of-use assets; impairment loss on goodwill and adjusted operating margin as adjusted operating income/(loss) divided by revenue. Additionally, we define adjusted earnings/(loss) per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense; amortization of intangible assets; tax effect of amortization of intangible assets; impairment loss on operating lease right-of-use assets and impairment loss on goodwill) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to redefine adjusted operating income/(loss), adjusted net income/(loss), and adjusted earnings/(loss) per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted earnings/(loss) per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax (expense)/benefit; share-based compensation expense; amortization of intangible assets; tax effect of amortization of intangible assets; impairment loss on operating lease right-of-use assets and impairment loss on goodwill. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax (expense)/benefit; depreciation and amortization; and share-based compensation expense, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

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

The following tables reconcile our adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A, adjusted operating income/(loss), adjusted net earnings per share attributable to ordinary shareholders basic and diluted for the periods indicated to their respective most directly comparable financial measures calculated and presented in accordance with U.S. GAAP:

	Year Ended August 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and
	per share data)
Reconciliation of gross profit to adjusted gross profit
Gross profit	628,276	976,991	1,221,717	178,421
Add: amortization of intangible assets	6,621	23,284	41,447	6,053
Adjusted gross profit	634,897	1,000,275	1,263,164	184,474

Reconciliation of operating income to adjusted operating income
Operating income	272,162	300,526	307,729	44,941
Add: share-based compensation expense	29,061	51,664	(10,631)	(1,553)
Add: amortization of intangible assets	6,621	23,284	41,447	6,053
Add: Impairment loss on operating lease right-of-use assets	—	—	12,772	1,866
Add: Impairment loss on goodwill	—	—	68,723	10,036
Adjusted operating income	307,844	375,474	420,040	61,343

Reconciliation of net income to adjusted net income
Net income	248,903	252,758	164,174	23,976
Add: share-based compensation expense	29,061	51,664	(10,631)	(1,553)
Add: amortization of intangible assets	6,621	23,284	41,447	6,053
Add: Tax effect of amortization of intangible assets	(1,549)	(5,123)	(8,822)	(1,288)
Add: Impairment loss on operating lease right-of-use assets	—	—	12,772	1,866
Add: Impairment loss on goodwill	—	—	68,723	10,036
Adjusted net income	283,036	322,583	267,663	39,090

Reconciliation of net income attributable to ordinary shareholders to adjusted net income attributable to ordinary shareholders
Net income attributable to ordinary shareholders	246,969	241,099	161,005	23,513
Add: Share-based compensation expense	29,061	51,664	(10,631)	(1,553)
Add: Amortization of intangible assets	6,621	23,284	41,447	6,053
Add: Tax effect of amortization of intangible assets	(1,549)	(5,123)	(8,822)	(1,288)
Add: Impairment loss on operating lease right-of-use assets	—	—	12,772	1,866
Add: Impairment loss on goodwill	—	—	68,723	10,036
Adjusted net income attributable to ordinary shareholders	281,102	310,924	264,494	38,627

Reconciliation of net income to EBITDA and adjusted EBITDA
Net income	248,903	252,758	164,174	23,976
Less: interest income/(expense), net	27,297	24,254	(159,352)	(23,272)
Add: income tax expense	67,382	80,580	78,992	11,536
Add: depreciation and amortization	85,879	130,819	197,425	28,832
Add: share-based compensation expense	29,061	51,664	(10,631)	(1,553)
Add: foreign exchange loss (included in other expenses)	4,868	—	—	—
Add: Impairment loss on operating lease right-of-use assets	—	—	12,772	1,866
Add: Impairment loss on goodwill	—	—	68,723	10,036
Adjusted EBITDA	408,796	491,567	670,807	97,965

Reconciliation of selling, general and administrative expenses to adjusted SG&A
Selling, general and administrative expenses	368,141	691,900	871,154	127,224
Less: share-based compensation expense	29,061	51,664	(10,631)	(1,553)
Adjusted SG&A	339,080	640,236	881,785	128,777

Weighted average shares used in calculating earnings per ordinary share
Basic	122,088,201	122,322,894	120,158,001	120,158,001
Diluted	122,186,796	122,430,457	120,158,001	120,158,001
Adjusted net earnings per share attributable to ordinary shareholders
Basic	2.30	2.54	2.20	0.32
Diluted	2.30	2.54	2.20	0.32

Segment information

The following tables set forth the net revenue, cost of revenue and gross profit of our six segments of business by amount and as a percentage of total segment revenue for the periods indicated:

	Year Ended August 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Revenue	1,718,871	2,563,005	3,366,503	491,647
Domestic K-12 School
International schools	589,599	745,015	872,857	127,473
Bilingual schools	534,008	650,433	722,396	105,499
Kindergartens	399,249	495,024	373,028	54,477
Overseas Schools (1)	—	181,793	835,927	122,079
Education Technology	—	69,980	103,327	15,090
Complementary Education Services	196,015	420,760	458,968	67,028
Cost of revenue	(1,090,595)	(1,586,014)	(2,144,786)	(313,226)
Domestic K-12 Schools
International schools	(373,391)	(456,003)	(502,186)	(73,340)
Bilingual schools	(346,868)	(400,043)	(421,894)	(61,614)
Kindergartens	(223,397)	(279,315)	(272,261)	(39,761)
Overseas Schools (1)	—	(145,625)	(588,839)	(85,995)
Education Technology	—	(18,103)	(38,517)	(5,625)
Complementary Education Services	(146,939)	(286,925)	(321,089)	(46,892)
Gross profit	628,276	976,991	1,221,717	178,421
Domestic K-12 Schools
International schools	216,208	289,012	370,671	54,133
Bilingual schools	187,140	250,390	300,502	43,886
Kindergartens	175,852	215,709	100,767	14,716
Overseas Schools (1)	—	36,168	247,088	36,085
Education Technology	—	51,877	64,810	9,465
Complementary Education Services	49,076	133,835	137,879	20,136

	Year Ended August 31,
	2018	2019	2020

	(as a percentage of segment revenue)
Revenue	100.0%	100.0%	100.0%
Domestic K-12 Schools
International schools	100.0%	100.0%	100.0%
Bilingual schools	100.0%	100.0%	100.0%
Kindergartens	100.0%	100.0%	100.0%
Overseas Schools (1)	—	100.0%	100.0%
Education Technology	—	100.0%	100.0%
Complementary Education Services	100.0%	100.0%	100.0%
Cost of revenue	(63.4)%	(61.9)%	(63.7)%
Domestic K-12 Schools
International schools	(63.3)%	(61.2)%	(57.5)%
Bilingual schools	(65.0)%	(61.5)%	(58.4)%
Kindergartens	(56.0)%	(56.4)%	(73.0)%
Overseas Schools (1)	—	(80.1)%	(70.4)%
Education Technology	—	(25.9)%	(37.3)%
Complementary Education Services	(75.0)%	(68.2)%	(70.0)%
Gross profit	36.6%	38.1%	36.3%
Domestic K-12 Schools
International schools	36.7%	38.8%	42.5%
Bilingual schools	35.0%	38.5%	41.6%
Kindergartens	44.0%	43.6%	27.0%
Overseas Schools (1)	—	19.9%	29.6%
Education Technology	—	74.1%	62.7%
Complementary Education Services	25.0%	31.8%	30.0%
(1)	We acquired two overseas schools in the 2020 fiscal year, including St. Michael’s School and BIC.

Year ended August 31, 2019 compared to year ended August 31, 2020

Revenue. Our revenue increased by 31.3% from RMB2,563.0 million in the 2019 fiscal year to RMB3,366.5 million (US$491.6 million) in the 2020 fiscal year, primarily due to (1) an increase in the total number of students enrolled at our domestic K-12 schools to 48,613 in the 2020 fiscal year from 44,224 in the 2019 fiscal year and (2) revenue contribution from acquired overseas schools.

•      Domestic K-12 schools.

International schools. Our revenue from international schools increased by 17.2% from RMB745.0 million in the 2019 fiscal year to RMB872.9 million (US$127.5 million) in the 2020 fiscal year, primarily due to an increase in the total number of students enrolled at our international schools to 10,584 in the 2020 fiscal year from 9,350 in the 2019 fiscal year.

Bilingual schools. Our revenue from bilingual schools increased by 11.1% from RMB650.4 million in the 2019 fiscal year to RMB722.4 million (US$105.5 million) in the 2020 fiscal year, primarily due to an increase in the total number of students enrolled at our bilingual schools to 20,189 in the 2020 fiscal year from 18,132 in the 2019 fiscal year.

Kindergartens. Our revenue from kindergartens decreased by 24.6% from RMB495.0 million in the 2019 fiscal year to RMB373.0 million (US$54.5 million) in the 2020 fiscal year, primarily due to temporary shutdowns of our kindergartens during the COVID-19 pandemic. The average tuition and fees decreased from RMB30,424 in the 2019 fiscal year to RMB20,910 in the 2020 fiscal year, primarily due to the temporary shutdowns during the COVID-19 pandemic.

●	Overseas schools. Our revenue from overseas schools increased by 359.9% from RMB181.8 million in the 2019 fiscal year to RMB835.9 million (US$122.1 million) in the 2020 fiscal year, primarily due to revenue contribution from acquired overseas schools. We acquired CATS in July 2019 and St. Michael’s School and BIC in September 2019. For the 2019 and 2020 fiscal years, overseas schools had an average number of students of 2,514 and 3,212 and an average tuition and fees of RMB239,486 and RMB207,643, respectively.
●	Education technology. Our revenue from education technology services increased by 47.7% from RMB70.0 million in the 2019 fiscal year to RMB103.3 million (US$15.1 million) in the 2020 fiscal year, primarily due to revenue contribution from our acquired education technology services in the 2019 and 2020 fiscal years.
●	Complementary education services. Our revenue from complementary education services increased by 9.1% from RMB420.8 million in the 2019 fiscal year to RMB459.0 million (US$67.0 million) in the 2020 fiscal year, primarily due to (1) our swift response to the COVID-19 pandemic by launching new products and services that are less affected by the pandemic in the summer of 2020 and (2) revenue contribution from our acquired complementary education services.

Cost of revenue. Our cost of revenue increased by 35.2% from RMB1,586.0 million in the 2019 fiscal year to RMB2,144.8 million (US$313.2 million) in the 2020 fiscal year, primarily due to an increase in the number of teachers and educational staff needed to support the expansion of our school network and the incremental cost from overseas schools. We added five kindergartens to our school network and acquired two overseas schools in the 2020 fiscal year. The average number of our teachers and instructors increased by 13.5% from 5,602 in the 2019 fiscal year to 6,358 in the 2020 fiscal year.

•      Domestic K-12 schools.

International schools. Our cost of revenue incurred by international schools increased by 10.1% from RMB456.0 million in the 2019 fiscal year to RMB502.2 million (US$73.3 million) in the 2020 fiscal year, primarily due to (1) the cost from Sannew Education, which we acquired in May 2019, and (2) an increase in the number of teachers and educational staff needed to support the ramp-up of schools.

Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 5.5% from RMB400.0 million in the 2019 fiscal year to RMB421.9 million (US$61.6 million) in the 2020 fiscal year, primarily due to an increase in the number of teachers and educational staff needed to support the ramp-up of schools.

Kindergartens. Our cost of revenue incurred by kindergartens decreased by 2.5% from RMB279.3 million in the 2019 fiscal year to RMB272.3 million (US$39.8 million) in the 2020 fiscal year, primarily due to temporary shutdowns of our kindergartens during the COVID-19 pandemic, partially offset by an increase in the number of teachers and educational staff needed to support the ramp-up of kindergartens. We added five kindergartens to our school network during the 2020 fiscal year.

●	Overseas schools. Our costs of revenue incurred by our overseas schools increased by 304.4% from RMB145.6 million in the 2019 fiscal year to RMB588.8 million (US$86.0 million) in the 2020 fiscal year, primarily due to increased expenses from acquired overseas schools. We acquired CATS in July 2019 and St. Michael’s School and BIC in September 2019.
●	Education technology. Our cost of revenue from education technology services increased by 112.8% from RMB18.1 million in the 2019 fiscal year to RMB38.5 million (US$5.6 million) in the 2020 fiscal year, primarily due to increased expenses from our acquired education technology services in the 2019 and 2020 fiscal years.

●	Complementary education services. Our cost of revenue incurred by complementary education services increased from RMB287.0 million in the 2019 fiscal year to RMB321.1 million (US$46.9 million) in the 2020 fiscal year, primarily due to the growth of our complementary education services in the 2020 fiscal year.

Gross profit. As a result of the foregoing, our gross profit increased by 25.0% from RMB977.0 million in the 2019 fiscal year to RMB1,221.7 million (US$178.4 million) in the 2020 fiscal year. Our gross margin decreased slightly from 38.1% in the 2019 fiscal year to 36.3% in the 2020 fiscal year, primarily due to the impact from the COVID-19 pandemic. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 25.9% from RMB691.9 million in the 2019 fiscal year to RMB871.2 million (US$127.2 million) in the 2020 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue decreased from 27.0% in the 2019 fiscal year to 25.9% in the 2020 fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits incurred from additional general and administrative staff members, as well as the incremental selling, general and administrative expenses incurred from the acquired businesses.

Operating income. As a result of the foregoing, we experienced an operating gain of RMB300.5 million in the 2019 fiscal year, and an operating gain of RMB307.7 million (US$44.9 million) in the 2020 fiscal year.

Interest income/expense, net. We recorded a net interest expense of RMB159.4 million (US$23.3 million) in the 2020 fiscal year as compared to a net interest income of RMB24.3 million in the 2019 fiscal year, primarily due to the increased interest expense as a result of senior note issuance.

Income tax expense. Our income tax expense was RMB79.0 million (US$11.5 million) in the 2020 fiscal year. Our effective tax rate increased from 24.2% in the 2019 fiscal year to 32.4% in the 2020 fiscal year, primarily due to the increase of undeductible expenses and impairment loss on operating lease right-of-use assets and goodwill.

Income for the year. As a result of the foregoing, we experienced a net gain of RMB252.8 million for the 2019 fiscal year and a net gain of RMB164.2 million (US$24.0 million) for the 2020 fiscal year.

Adjusted net income. We recorded an adjusted net income of RMB267.7 million (US$39.1 million) for the 2020 fiscal year, compared to an adjusted net income of RMB322.6 million for the 2019 fiscal year. See “—Non-GAAP measures.”

Year ended August 31, 2018 compared to year ended August 31, 2019

Revenue. Our revenue increased by 49.1% from RMB1,718.9 million in the 2018 fiscal year to RMB2,563.0 million in the 2019 fiscal year, primarily due to a 27.4% increase in the average total number of students from 36,679, to 46,738, a 4.2% increase in the average tuition and fees for all of our domestic K-12 schools from RMB42,108 to RMB43,891, in part driven by the contribution of the newly-acquired overseas schools during the same periods. Our revenue from complementary education services also increased significantly from RMB196.1 million in the 2018 fiscal year to RMB420.8 million in the 2019 fiscal year, primarily due to revenue contribution from our acquired complementary education services, including Can-achieve, FGE and Hangzhou Impression.

●	Domestic K-12 schools.

International schools. Our revenue from international schools increased by 26.4% from RMB589.6 million in the 2018 fiscal year to RMB745.0 million in the 2019 fiscal year, primarily due to a 26.9% increase in the average number of students from 7,366 to 9,350 and a 4.4% increase in the average tuition and fees from RMB80,048 to RMB83,555 during the same period. Revenue contribution from Sannew Education was RMB15.5 million for the 2019 fiscal year.

Bilingual schools. Our revenue from bilingual schools increased by 21.8% from RMB534.0 million in the 2018 fiscal year to RMB650.4 million in the 2019 fiscal year, primarily due to a 16.1% increase in the average number of students from 15,620 to 18,132 and a 4.9% increase in the average tuition and fees from RMB34,187 to RMB35,872 during the same period.

Kindergartens. Our revenue from kindergartens increased by 24.0% from RMB399.2 million in the 2018 fiscal year to RMB495.0 million in the 2019 fiscal year, primarily due to a 22.3% increase in the average number of students from 13,693 to 16,742. Revenue contribution from Xinqiao and Qiqiaoban kindergartens was RMB52.9 million for the 2019 fiscal year. The average tuition and fees decreased from RMB30,736 in the 2018 fiscal year to RMB30,424 in the 2019 fiscal year, primarily due to the lower average tuition and fees at our newly-added kindergartens.

●	Overseas schools. We recorded revenue from overseas schools of RMB181.8 million in the 2019 fiscal year, accounted for 7.1% of the total revenues. For the 2019 fiscal year, overseas schools had an average number of students of 2,514 and an average tuition and fees of RMB239,486.
●	Education technology. Our revenue from education technology services was RMB70.0 million in the 2019 fiscal year, contributed primarily by our acquired education technology service, Chengdu Yinzhe.
●	Complementary education services. Our revenue from complementary education services increased by 114.7% from RMB196.1 million in the 2018 fiscal year to RMB420.8 million the 2019 fiscal year, primarily due to the revenue contribution from acquired businesses including Can-achieve, FGE and Hangzhou Impression of RMB215.0 million .

Cost of revenue. Our cost of revenue increased by 45.4% from RMB1,090.6 million in the 2018 fiscal year to RMB 1,586.0 million in the 2019 fiscal year, primarily due to an increase in staff costs from RMB753.7 million to RMB979.6 million during the same period as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened or acquired schools. We opened three kindergartens in the 2019 fiscal year. We also added eight kindergartens to our school network and acquired one international school and six overseas schools in the 2019 fiscal year. The average number of our teachers and instructors increased by 30.4% from 4,297 in the 2018 fiscal year to 5,602 in the 2019 fiscal year.

●	Domestic K-12 schools.

International schools. Our cost of revenue incurred by international schools increased by 22.1% from RMB373.4 million in the 2018 fiscal year to RMB456.0 million in the 2019 fiscal year, primarily due to a 19.1% increase in staff costs from RMB286.0 million to RMB340.6 million as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of schools. We acquired one international schools during the 2019 fiscal year.

Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 15.3% from RMB346.9 million in the 2018 fiscal year to RMB400.0 million in the 2019 fiscal year, primarily due to a 15.3% increase in staff costs from RMB242.6 million to RMB279.6 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network.

Kindergartens. Our cost of revenue incurred by kindergartens increased by 25.0% from RMB223.4 million in the 2018 fiscal year to RMB279.3 million in the 2019 fiscal year, primarily due to a 19.4% increase in staff costs from RMB164.9 million to RMB196.9 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools. We added 11 kindergartens to our school network during the 2019 fiscal year.

●	Overseas schools. Our costs of revenue incurred by our overseas schools was RMB145.6 million in the 2019 fiscal year. We acquired six overseas schools during the 2019 fiscal year

●	Education technology. Our cost of revenue from education technology services was RMB18.1 million in the 2019 fiscal year, primarily incurred by our acquired education technology services, Chengdu Yinzhe.
●	Complementary education services. Our cost of revenue incurred by complementary education services increased significantly from RMB146.9 million in the 2018 fiscal year to RMB287.0 million in the 2019 fiscal year, primarily due to the increased expenses from our acquired complementary education services, including Can-achieve, FGE and Hangzhou Impression.

Gross profit. As a result of the foregoing, our gross profit increased by 55.5% from RMB628.3 million in the 2018 fiscal year to RMB977.0 million in the 2019 fiscal year. Our gross margin increased from 36.6% in the 2018 fiscal year to 38.1% in the 2019 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 87.9% from RMB368.1 million in the 2018 fiscal year to RMB691.9 million in the 2019 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue increased from 21.4% in the 2018 fiscal year to 27.0% in the 2019 fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits incurred from additional general and administrative staff members, equity incentive award-related expenses to retain talents, the increase in marketing expenses for brand promotion, the costs associated with acquisitions and other professional services to support the business growth as a listed company as well as the incremental selling, general and administrative expenses incurred from the acquired businesses.

Operating income. As a result of the foregoing, we experienced an operating gain of RMB272.2 million in the 2018 fiscal year, and an operating gain of RMB300.5 million in the 2019 fiscal year.

Interest income, net. Our net interest income decreased by 11.1% from RMB27.3 million in the 2018 fiscal year to RMB24.3 million in the 2019 fiscal year, primarily due to the increased interest expense as a result of senior note issuance.

Income tax expense. Our income tax expense was RMB80.6 million in the 2019 fiscal year, and our effective tax rate was 24.2%, lower than the statutory rate of 25.0%, primarily due to the utilization of net operating losses carry-forwards. Our effective tax rate increased from 21.3% in the 2018 fiscal year to 24.2% in the 2019 fiscal year, primarily due to (1) the increase in the number of schools that began to generate net profits in the 2019 fiscal year, and (2) the increase of undeductible expenses.

Income for the year. As a result of the foregoing, we experienced a net gain of RMB248.9 million for the 2018 fiscal year and a net gain of RMB252.8 million for the 2019 fiscal year.

Adjusted net income. We recorded an adjusted net income of RMB322.6 million for the 2019 fiscal year, compared to an adjusted net income of RMB283.0 million for the 2018 fiscal year. See “—Non-GAAP measures.”

B.           Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities and proceeds from our financing activities. As of August 31, 2018, 2019 and 2020, we had RMB3,164.1 million, RMB3,265.0 million and RMB4,423.9 million (US$646.1 million), respectively, in cash and cash equivalents and restricted cash. Approximately 67.4% of our cash and cash equivalents and restricted cash as of August 31, 2020 were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We intend to finance our future working capital requirements and capital expenditures primarily from cash generated from operating activities, and to a lesser extent, from debt and equity financing activities.

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

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	Year Ended August 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	554,216	864,988	491,227	71,739
Net cash (used in)/generated from investing activities	(472,460)	(2,256,009)	72,567	10,598
Net cash generated from financing activities	1,092,604	1,479,533	675,703	98,680
Net increase in cash and cash equivalents, and restricted cash	1,174,360	88,512	1,239,497	181,017
Cash and cash equivalents, and restricted cash at beginning of the year	1,896,662	3,164,081	3,265,014	476,825
Effect of exchange rate change	93,059	12,421	(80,574)	(11,767)
Cash and cash equivalents, and restricted cash at end of the year	3,164,081	3,265,014	4,423,937	646,075

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

For the 2020 fiscal year, we had net cash generated from operating activities of RMB491.2 million (US$71.7 million). This amount represents our net income of RMB164.2 million (US$24.0 million), adjusted primarily for (1) depreciation of RMB153.9 million (US$22.5 million), (2) noncash lease expenses of RMB142.5 million (US$20.8 million), (3) impairment loss on goodwill of RMB68.7 million (US$10.0 million), (4) amortization of intangible assets of RMB41.4 million (US$6.1 million), and (4) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of RMB109.5 million (US$16.0 million) in lease liabilities and (2) an increase of RMB25.2 million (US$3.7 million) in contract liabilities.

For the 2019 fiscal year, we had net cash generated from operating activities of RMB865.0 million. This amount represents our net income of RMB252.8 million, adjusted primarily for (1) contract liability of RMB293.3 million due to increased enrollment of students and increase in our average tuitions, (2) depreciation of RMB106.1 million relating primarily to our school facilities capitalized renovation construction, (3) accrued expenses and other current liabilities of RMB104.5 million, and (4) share-based compensation of RMB51.7 million.

For the 2018 fiscal year, we had net cash generated from operating activities of RMB554.2 million. This amount represents our net income of RMB248.9 million, adjusted primarily for (1) deferred revenue of RMB190.6 million due to increased enrollment of students and increase in our average tuitions, (2) depreciation of RMB78.3 million relating primarily to our school facilities capitalized renovation construction, (3) accrued expenses and other current liabilities of RMB50.9 million, and (4) share-based compensation of RMB29.1 million.

Investing activities

For the 2020 fiscal year, we had net cash generated from investing activities of RMB72.6 million (US$10.6 million), primarily attributable to proceeds from redemption of short-term investments upon maturity of RMB2,390.0 million (US$349.0 million), partially offset by (1) purchase of short-term investments of RMB2,156.6 million (US$314.9 million), (2) additions of property and equipment and intangible assets of RMB 149.8 million (US$21.9 million). For details on our acquisitions, see “Item 4. Information on the Company—B. Business Overview—Our Expansions and Investments.”

For the 2019 fiscal year, we had net cash used in investing activities of RMB2,256.0 million, primarily attributable to (1) acquisition of subsidiaries of RMB1,721.1 million, (2) purchase of short-term investments of RMB688.4 million, (3) payment for acquisition deposits of RMB338.6 million, and (4) additions of property and equipment of RMB155.2 million, partially offset by proceeds from redemption of short-term investments upon maturity of RMB669.1 million.

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

Financing activities

For the 2020 fiscal year, we had net cash generated from financing activities of RMB675.7 million (US$98.7 million), representing proceeds from bank loan of RMB1,016.2 million (US$148.4 million), partially offset by (1) dividend payment to shareholders of RMB184.2 million (US$26.9 million), (2) repurchase of ordinary shares of RMB56.1 million (US$8.2 million) and (3) repayment of bank loans of RMB50.0 million (US$7.3 million).

For the 2019 fiscal year, we had net cash generated from financing activities of RMB1,479.5 million, representing (1) proceeds from the issuance of senior notes in July 2019 of RMB2,069.2 million, and (2) proceeds from bank borrowings of RMB50.0 million, partially offset by repurchase of ordinary shares of RMB417.1 million.

For the 2018 fiscal year, we had net cash from generated financing activities of RMB1,092.6 million, primarily due to (1) net proceeds from our follow-on offering (net of offering cost paid RMB6.0 million) of RMB1,151.7 million, and (2) proceeds from bank borrowings of RMB49.8 million, partially offset by repurchase of ordinary shares of RMB108.9 million.

For the translations of our net proceeds from our initial public offering and follow-on offering as well as proceeds from issuance of senior notes, we used the foreign exchange rates on the dates of closing of the initial public offering, follow-on offering and issuance of senior notes, respectively.

Capital Expenditures

We incurred capital expenditures of RMB117.6 million, RMB155.2 million and RMB149.8 million (US$21.9 million) in the 2018, 2019 and 2020 fiscal years, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China, the United Kingdom, the United States and Canada. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. For the 2018, 2019 and 2020 fiscal years, our PRC subsidiaries and affiliated entities made apportions of nil, nil and RMB0.6 million (US$0.1 million) to the statutory surplus reserve fund, and our schools made no apportions to the development fund. Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions of (1) our affiliated entities and (2) our subsidiaries for the periods indicated as a percentage of total revenues:

	As of August 31,
	2018		2019		2020
		% of		% of			% of
		total		total			total
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Our affiliated entities	1,621,872	94.4%	2,102,396	82.0%	2,130,124	311,085	63.3%
Our subsidiaries	96,999	5.6%	460,609	18.0%	1,236,379	180,562	36.7%
Total revenues	1,718,871	100.0%	2,563,005	100.0%	3,366,503	491,647	100.0%

The following table sets forth the respective asset contributions of (1) our affiliated entities and (2) our subsidiaries as of the date indicated as a percentage of total assets:

	As of August 31,
	2018		2019		2020
		% of total		% of total			% of total
	RMB	assets	RMB	assets	RMB	US$	assets

	(in thousands, except percentages)
Our affiliated entities	1,690,615	36.2%	2,405,769	30.9%	4,151,628	606,307	38.4%
Our subsidiaries	2,975,866	63.8%	5,381,868	69.1%	6,671,681	974,336	61.6%
Total assets	4,666,481	100.0%	7,787,637	100.0%	10,823,309	1,580,643	100.0%

C.            Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Curriculum Development.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2020 fiscal year that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.        Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2020.

	Payment Due by Period
				One to
			Less than	three	Three to	More than
	Total		one year	years	five years	five years
	RMB	US$	RMB	RMB	RMB	RMB

	(in thousands)
Operating lease payment	2,799,128	408,787	211,907	385,714	344,372	1,857,135
Senior notes	2,348,497	342,977	152,274	2,196,223	—	—
Short-term loans	924,475	135,011	924,475	—	—	—
Long-term borrowing	420,186	61,364	11,638	35,221	351,518	21,809

We lease certain school and office premises under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB28.1 million, RMB107.9 million and RMB272.0 million (US$39.7 million) in the 2018, 2019 and 2020 fiscal years, respectively.

We also have certain capital commitments that primarily related to commitments for construction of schools and investment in an equity method investment. Total capital commitments contracted but not yet reflected in the consolidated financial statement was RMB246.5 million (US$36.0 million) as of August 31, 2020. All of these capital commitments will be fulfilled in the future according to the construction progress and the investment payment schedule.

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

G.           Safe Harbor on Forward-Looking Statements

This annual report contains forward-looking statements that reflect our current expectations and projections of future events. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	growth of the private education market in China;
●	our expectations regarding demand for our services;
●	our future business development, results of operations and financial condition;
●	trends and competition in the private education industry in China;
●	relevant government policies and regulations governing our corporate structure, business and industry;
●	our use of proceeds from the offering;
●	general economic and business condition in China and elsewhere; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huiyan Yang	39	Chairperson of the Board of Director
Junli He	46	Director and Executive Vice Chairman
Shuting Zhou	36	Director
Peter Andrew Schloss	60	Director
Jun Zhao	58	Director
Ronald J. Packard	57	Director
Wanmei Li	46	Co-Chief Executive Officer
Zi Chen	38	Co-Chief Executive Officer
Dongmei Li	52	Chief Financial Officer
Jinsheng Cheng	57	Vice President

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

Wanmei Li has served as the co-chief executive officer of Bright Scholar Holdings since May 2020. Ms. Li joined the Company in January 2018 as a vice president and general manager of business development center. She is also a special assistant to co-chairs of Country Garden Holdings Co., Ltd. Prior to that, she was the general manager of Guangzhou Country Garden Business Management Co., Ltd. from 2013 to 2017, and executive deputy general manager of Country Garden Marketing Center from 2005 to 2012. From 1998 to 2004, Ms. Li was the general manager of Country Garden Hong Kong Exhibition Sales Center. Ms. Li holds a bachelor’s degree in international economics and trade from Guangdong University of Finance and Economics.

Zi Chen has served as the co-chief executive officer of Bright Scholar Holdings since May 2020. Mr. Chen joined the Company in June 2018 as general manager of Elan. Prior to that, he was an assistant to the general manager in the new business department of the Country Garden Group from November 2016 to June 2018. Prior to that, Mr. Chen was the director of strategy in China Resources SZITIC Trust Co., Ltd from April 2012 to March 2016. He was a consultant in strategy for Roland Berger from April 2011 to April 2012, and Cambridge Group for November 2010 to April 2011. Prior to that, he was an assistant vice president in HSBC Broking Services (U.S.) from January 2007 to January 2010. Mr. Chen holds a bachelor’s degree in information management and system from Fudan University and a master’s degree in management science and engineering from Stanford University.

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

B.           Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended August 31, 2020, we paid an aggregate of approximately RMB20.8 million (US$3.0 million) in cash to our officers and directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

In the 2018 fiscal year, our share-based payment expenses were RMB29.1 million in connection with the share options granted to employees. In the 2019 fiscal year, our share-based payment expenses were RMB51.7 million in connection with the share options granted to employees. In the 2020 fiscal year, we recorded share-based payment expenses of negative RMB10.6 million (negative US$1.6 million) primarily due to the reverse of share-based payment expenses in previous years in connection with the cancellation of share options due to certain employees’ failure to meet the performance conditions under their share options.

The following table summarizes, as of December 15, 2020, the outstanding options we have granted to our directors, officers and other individuals under the 2017 Plan:

		Exercise Price		Date of	Date of
Name	Options	(US$/Share)		Grant	Expiration
Dongmei Li	*	US$	8.74	December 15, 2017	December 14, 2027
Jinsheng Cheng	*	US$	8.74	December 15, 2017	December 14, 2027
Senior management members of Can-achieve	93,503	US$	8.74	September 1, 2018	December 14, 2027
Other individuals as a group	525,607	US$	8.74	December 15, 2017	December 14, 2027
*	Less than 1% of our total outstanding shares on an as-converted basis or voting power assuming full exercise of the options.

The following table sets forth the number of options that have been granted, exercised, and forfeited or cancelled as of December 15, 2020.

Options
Granted	3,557,138
Exercised	14,457
Forfeited/Cancelled	2,724,648
Outstanding	818,033

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

Audit Committee. Our audit committee consists of Mr. Peter Andrew Schloss, Mr. Jun Zhao and Mr. Ronald J. Packard, and is chaired by Mr. Schloss. Mr. Schloss, Mr. Zhao and Mr. Packard satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Schloss qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	reviewing and reassessing annually the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Jun Zhao, Mr. Peter Andrew Schloss and Ms. Huiyan Yang, and is chaired by Mr. Zhao. Mr. Zhao and Mr. Schloss satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jun Zhao, Mr. Peter Andrew Schloss and Ms. Huiyan Yang, and is chaired by Mr. Zhao. Messrs Zhao and Schloss satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

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

D.           Employees

We had 7,891 employees in 2018 fiscal year, 10,366 in 2019 fiscal year and 11,499 in 2020 fiscal year. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements. In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, and employees in sales and marketing, finance and general administration. In the 2018 fiscal year, we began to classify certain nursery staff as teachers, and we retrospectively made the reclassification for the 2016 and 2017 fiscal years. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2018 fiscal	2019 fiscal	2020 fiscal
	year	year	year
Teachers and instructors	4,297	5,602	6,358
Managerial staff	469	660	1,062
Educational and administrative staff	1,012	1,629	1,403
Supporting staff	2,113	2,475	2,676
Total	7,891	10,366	11,499

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

E.            Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of December 15, 2020 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on the fact that there are 119,385,274 ordinary shares outstanding, including 25,695,274 Class A ordinary shares and 93,690,000 Class B ordinary shares outstanding as of December 15, 2020.

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

	Ordinary Shares Beneficially Owned
			Total ordinary	% of	% of
	Class A	Class B	shares on an	aggregate	aggregate
	ordinary	ordinary	as-converted	ordinary	voting
	shares	shares	basis	shares***	power†***
Directors and Executive Officers: **
Ms. Huiyan Yang (1)	5,451,559	87,590,000	93,041,559	77.93%	92.51%
Mr. Junli He (2)	1,209,934	6,100,000	7,309,934	6.12%	6.49%
Ms. Shuting Zhou	—	—	—	—	—
Mr. Peter Andrew Schloss	—	—	—	—	—
Mr. Ronald J. Packard	*	—	*	*	*
Ms. Wanmei Li	—	—	—	—	—
Mr. Zi Chen	—	—	—	—	—
Mr. Jun Zhao	—	—	—	—	—
Ms. Dongmei Li	*	—	*	*	*
Mr. Jinsheng Cheng	*	—	*	*	*
Directors and executive officers as a group	6,864,416	93,690,000	100,554,416	84.10%	99.00%
Principal Shareholders:
Excellence Education Investment Limited (3)	—	72,590,000	72,590,000	60.80%	76.43%
Ultimate Wise Group Limited (4)	451,559	15,000,000	15,451,559	12.94%	15.82%
Mr. Junli He (5)	1,209,934	6,100,000	7,309,934	6.12%	6.49%
Sure Brilliant Global Limited (6)	5,000,000	—	5,000,000	4.19%	0.26%
Serenity Capital LLC (7)	2,195,075	—	2,195,075	1.84%	0.12%
Hillhouse Capital Advisors , Ltd. (8)	3,985,797	—	3,985,797	3.34%	0.21%
Indus Capital Partners, LLC (9)	4,696,558	—	4,696,558	3.93%	0.25%
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
***

The calculation of percentage of aggregate ordinary shares and aggregate voting power does not take into account the 235,022 Class A ordinary shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Plan. We have, however, included the 14,457 Class A ordinary shares already issued upon exercise of options under the 2017 Plan as of December 15, 2020. We have also included Class A ordinary shares that may be issued for options exercisable within 60 days from the date of this annual report, provided that these shares are not included in the computation of the percentage ownership or voting power of any other person. The calculation of percentage of aggregate ordinary shares and aggregate voting power also does not take into account the 630,268 Class A ordinary shares we repurchased but not cancelled as of December 15, 2020.

(1)	Represents 5,000,000 Class A ordinary shares directly held by Sure Brilliant Global Limited (“Sure Brilliant) wholly owned by Ms. Huiyan Yang, and 451,559 Class A ordinary shares and 15,000,000 Class B ordinary shares directly held by Ultimate Wise Group Limited (“Ultimate Wise”) and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited (“Excellence Education”), both of which are wholly owned subsidiaries of Noble Pride Global Limited (“Noble Pride”). The sole shareholder of Noble Pride is TMF Trust (HK) Limited (“TMF Trust”), which acts as the trustee for Yeung Family Trust V, in which Ms. Huiyan Yang is a joint settlor and a member of the two-person investment committee. Sure Brilliant, Noble Pride, Ultimate Wise and Excellence Education are all British Virgin Islands companies. TMF Trust is incorporated and existing under the laws of Hong Kong, with its principal business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Yeung Family Trust V is an irrevocable discretionary trust established under the laws of Jersey. Ms. Huiyan Yang and Ms. Meirong Yang, a relative of hers, are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the ordinary shares beneficially owned by Yeung Family Trust V in our company. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. In addition, according to an acting-in-concert agreement entered into in February 2017, Ms. Huiyan Yang agreed to consult and agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. See the Schedule 13D and Schedule 13D/A jointly filed by Ms. Huiyan Yang, Sure Brilliant, Ultimate Wise, Excellence Education, Noble Pride, TMF Trust and Yeung Family Trust V on December 31, 2018 and February 19, 2019, respectively, for further details.
(2)	Includes 199,934 Class A ordinary shares in the form of ADSs, 4,000,000 Class B ordinary shares and 1,010,000 Class A ordinary shares directly held by Mr. He and 2,100,000 Class B ordinary shares held in an irrevocable discretionary trust established by Mr. He.
(3)	Represents 72,590,000 Class B ordinary shares directly held by Excellence Education, a British Virgin Islands company with its registered office located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.
(4)	Represents 451,559 Class A ordinary shares in the form of ADSs and 15,000,000 Class B ordinary shares directly held by Ultimate Wise, a British Virgin Islands company with its registered office located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.
(5)	In his capacity as an individual principal shareholder. See also footnote (2) above.
(6)	Represent 5,000,000 Class A ordinary shares in the form of ADSs directly held by Sure Brilliant which is wholly-owned by Ms. Huiyan Yang. Sure Brilliant is a British Virgin Islands company with its registered address located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.
(7)	Represents 2,195,075 Class A ordinary shares in the form of ADSs beneficially owned by Serenity Capital LLC as reported in Form 13F-HR filed by Serenity Capital LLC on November 16, 2020. Serenity Capital LLC is a company incorporated in Delaware, United States with its business address at Suite 200, 530 Lytton Avenue, Palo Alto, California 94301.
(8)	Represents 3,985,797 Class A ordinary shares in the form of ADSs beneficially owned by Hillhouse Capital Advisors, Ltd. as reported in Form 13F-HR filed by Hillhouse Capital Advisors, Ltd. on November 16, 2020. Hillhouse Capital Advisors, Ltd. is a company incorporated in the Cayman Islands with its business address at C/O DMS House, 20 Genesis Close PO Box 2587, George Town, Grand Cayman, E9 KY1-1103.
(9)	Represents 4,696,558 Class A ordinary shares in the form of ADSs beneficially owned by Indus Capital Partners, LLC as reported in Form 13F-HR filed by Indus Capital Partners, LLC on November 13, 2020. Indus Capital Partners, LLC is a company incorporated in Delaware, United States with its business address at 888 Seventh Avenue, 26th Floor, New York, New York 10019.

On February 8, 2017, Ms. Meirong Yang and Ms. Huiyan Yang, who together beneficially own approximately 92.5% of the aggregate voting power of our company, entered into an acting-in-concert agreement. According to the acting-in-concert agreement, Ms. Huiyan Yang and Ms. Meirong Yang must consult with each other before voting and deciding on material matters in relation to the management of our company, including matters subject to approvals by board or shareholders’ meetings, such as appointment of directors and officers and adoption of key group-level policies. If no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. Ms. Huiyan Yang and Ms. Meirong Yang retrospectively confirmed in the acting-in-concert agreement that they have been acting-in-concert since 2008. The acting-in-concert agreement will continue until (1) such agreement is terminated by the parties thereto or (2) the disposal of all of either party’s interests in our company and affiliated entities and termination of either party’s employment or directorship with our company and affiliated entities. In 2018, Ms. Huiyan Yang and Ms. Meirong Yang further set up Yeung Family Trust V, an irrevocable discretionary trust established under the laws of Jersey with TMF Trust, a company incorporated and existing under the laws of Hong Kong, acting as its trustee. Ms. Huiyan Yang and Ms. Meirong Yang are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the ordinary shares beneficially owned by Yeung Family Trust V in our company. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. Yeung Family Trust V was established for succession planning purposes.

To our knowledge, as of August 31, 2020, the record holders of our Class A ordinary shares in the United States include Mr. Junli He and The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

All of our newly launched and acquired schools have executed Rights and Obligations Assumption Letters to enjoy the rights and perform the obligations under the contractual arrangements.

School Operation Agreements with Country Garden

As of August 31, 2020, substantially all of our schools in China, other than those that do not operate on Country Garden properties, had entered into an operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate these schools, while we are responsible for the operation and management of these schools. We may also provide preferential student placements and tuition discounts to Country Garden’s homeowners and employees. We are in the process of arranging the execution of such school operation agreements with Country Garden for our domestic K-12 schools established after August 31, 2020.

Trademark Licensing Agreements with Country Garden

As of August 31, 2020, all of our schools in China had entered into a trademark licensing agreement with Country Garden, pursuant to which Country Garden agreed to grant BGY Education Investment, its subsidiaries and schools controlled and held by it the right to use certain trademarks, including “Country Garden,” free of charge for a term expiring in 2028 or 2030.

Transactions with Certain Related Parties

Purchase of services and materials

We purchase services and materials, which include mechanics and electrics engineering services, construction services, shuttle bus services and furniture, from other entities controlled by Ms. Huiyan Yang, our chairperson, including Country Garden. In the 2018, 2019 and 2020 fiscal years, we entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

●	Country Garden Intelligent Services Group Co., Ltd.
●	Guangdong Phoenix Holiday International Travel Service Co., Ltd.
●	Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.
●	Foshan Shunde Country Garden Property Development Co., Ltd.
●	Zengcheng Crystal Water Plant Co., Ltd.
●	Guangdong Shunde Phoenix Optimal Commercial Co., Ltd.
●	Guangzhou Country Garden Shuttle Bus Services Limited
●	Huidong Country Garden Real Estate Development Co., Ltd.
●	Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.
●	Dongguan Country Garden Real Estate Development Co., Ltd.

For the 2018, 2019 and 2020 fiscal years, we entered into transactions of an aggregate of approximately RMB16.8 million, RMB19.4 million and RMB11.2 million (US$1.6 million), respectively, to purchase materials, construction services and other services from such related parties.

Advances and loans from and to related parties

The following table presents amounts owed from and to our related parties as of August 31, 2019 and 2020:

	As of August 31,
	2019	2020
	RMB	RMB	US$

	(in thousands)
Amounts due from related parties
Foshan Shunde Country Garden Property Development Co., Ltd. (1)	3,576	—	—
Shaoguan Shunhong Real Estate Development Co., Ltd.(5)	—	10,000	1,460
Changsha Ningxiang Country Garden Property Development Co., Ltd. (2)	474	1,172	171
Kaiping Country Garden Property Development Co., Ltd. (3)	1,590	1,607	235
Can-Achieve Global Edutour Co., Ltd. (4)	3,144	3,915	572
Others (1)	1,868	1,827	267
Total	10,652	18,521	2,705
(1)	The amounts mainly represent the advance payment for purchasing services and materials or construction services provided by the entities controlled by Ms. Ms. Huiyan Yang.
(2)	The amounts mainly represent the receivables of the enrolment tuition discount provided to the owners of properties which were subsidized by real estate entities controlled by Ms. Huiyan Yang.
(3)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd.
(4)	The amounts mainly represents the receivables from the entity in which consists of expense was paid on behalf of the entity controlled by a non-controlling interest holder.
(5)	The amounts mainly represents the receivables from the entity in which consists of expense was paid on behalf of the entity controlled by Ms. Huiyan Yang.

	As of August 31,
	2019	2020
	RMB	RMB	US$

	(in thousand)
Amounts due to related parties
Laian Country Garden Property Development Co., Ltd.(1)	11,550	11,550	1,687
Changsha Ningxiang Country Garden Property Development Co., Ltd. (1)	8,732	—	—
Chuzhou Country Garden Property Development Co., Ltd. (1)	30,769	30,769	4,494
Wuhan Country Garden Property Management Co., Ltd. (1)	3,154	3,154	461
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd. (2)	6,515	4,076	595
Guangdong Giant Leap Construction Co., Ltd. (2)	10,166	10,166	1,485
Baoding Baigou New Town Honghua Eaton Commerce Co., Ltd. (3)	3,000	6,000	876
Shanghai Hanlue Information Technology Center Limited Partnership (6)	—	11,573	1,690
Huaihua Zhiyi Network Technology Limited Partnership (4)	18,335	—	—
Huaihua Yimeng Network Technology Limited Partnership (4)	9,167	—	—
Huidong Country Garden Real Estate Development Co., Ltd. (5)	3,110	3,515	513
Others	5,540	5,760	841
Total	110,038	86,563	12,642

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

	As of August 31,
	2019	2020
	RMB	RMB	US$

	(in thousand)
Other non-current liability due to related parties
Huaihua Zhiyi Network Technology Limited Partnership (4)	14,490	14,490	2,116
Huaihua Yimeng Network Technology Limited Partnership (4)	7,246	7,246	1,058
Shanghai Hanlue Information Technology Center Limited Partnership (6)	—	5,107	746
Total	21,736	26,843	3,920

Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)	The amounts mainly represent financing funds for maintaining daily operation of schools held by subsidiaries and the VIEs from other entities controlled by Ms. Huiyan Yang.
(2)	The amounts mainly represent construction services provided by other entities controlled by Ms. Huiyan Yang.
(3)	The amounts represent the financing funds for maintaining daily operation from Baoding BaiGou, the non-controlling interest shareholder.
(4)	The amounts represent the acquisition payables to Huaihua Zhiyi Network Technology Limited Partnership and Huaihua Yimeng Network Technology Limited Partnership for the acquisition of Chengdu Yinzhe Group in fiscal year 2019.
(5)	The amount mainly represents the advance payment from Huidong Country Garden Real Estate Development Co., Ltd., the entities controlled by Ms. Huiyan Yang, as the enrolment tuition discount to the owners of properties. We utilize facilities and equipment provided by other real-estate subsidiaries controlled by Ms. Huiyan Yang. In return, we give enrolment priorities to the owners of properties with these affiliated companies when providing its educational services.
(6)	The amounts represent the acquisition payables to Shanghai Hanlue Information Technology Center Limited Partnership for the acquisition of Linstitute in the fiscal year 2020.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.           Interests of Experts and Counsels

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

B.           Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

C.           Dividend Policy

On September 18, 2019, we declared a cash dividend of US$0.10 per ordinary share, and on July 23, 2020, we declared a cash dividend of US$0.12 per ordinary share. We currently have no further plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of its profits, realized or unrealized, or from any reserve set aside from profits which its directors determine is no longer required or out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act (2020 Revision) of the Cayman Islands, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

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

B.           Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet that:

●	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
●	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

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

General

For purposes of this discussion or arrangement, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or Class A ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

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

Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the taxable year ending August 31, 2020.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or Class A ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate. If our market capitalization declines or does not increase, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we are or will be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including cash. Under circumstances where we retain significant amounts of liquid assets including cash, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

Information reporting and backup withholding

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

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2020, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

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

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2020. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of August 31, 2020 were effective.

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

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of August 31, 2020. We have excluded the businesses acquired in the 2020 fiscal year from our assessment of the effectiveness of internal control over financial reporting as of August 31, 2020, which are listed in Note 3 of our consolidated financial statements. The businesses that we acquired represented 2.6% of our total assets as of August 31, 2020, and 3.3% of our revenues and 4.78% of our net income for the 2020 fiscal year, which mainly relate to the acquisition completed in September 2019. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management will include the business acquired in the 2020 fiscal year in the assessment of the effectiveness of internal control over financial reporting at the conclusion of the 2021 fiscal year. Based on this assessment, management concluded that our internal control over financial reporting was effective as of August 31, 2020.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20 F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

We have implemented remediation measures to address the significant deficiency related to lack of comprehensive documentation on assessment on transition and implementation of new accounting standards/pronouncements as of and for the year ended August 31, 2019 by enhancing the implementation a set of internal control policies that include detailed procedures and guidance on assessment on transition and implementation of new Accounting Standards Updates, which will enable us to complete and document a comprehensive assessment of the impact arise from the adoption of new accounting standards/pronouncements to our consolidated financial statements. Our historical significant deficiency of lack of comprehensive documentation on assessment on transition and implementation of new accounting standards/pronouncements has been remediated during the year ended August 31, 2020.

As permitted by the SEC, companies are allowed to exclude acquired businesses from management’s assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed. In the 2020 fiscal year, we identified a significant deficiency within our internal control over financial reporting (excluding the newly acquired business in the 2020 fiscal year). The significant deficiency identified relates to insufficient review over underlying data supporting journal entries and account reconciliations due to the lack of segregation of duties in certain acquired overseas business. We implemented certain management compensating control, including financial analytical review, reconciliation of certain accounts and sample check the accuracy of the underlying information used in schedules.

Having identified such significant deficiency, we are in the process of enhancing the implementation of a set of internal control policies that include recruiting more qualified financial and accounting professionals, establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, engaging external consultants to evaluate the acquired overseas business’s internal controls over financial reporting procedures to ensure compliance with U.S. securities laws and regulations, establishing an UK based share service center to unify business operation processes cross oversea schools, including finance, human resources, IT, marketing etc., and enhancing and revising design of information technology applications and procedures.

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

	2019		2020
	Fiscal Year		Fiscal Year

	(in thousands)
Audit fees (1)	RMB	6,726	RMB	11,411	US$	1,667
Audit-related fee (2)	RMB	2,242		—		—
All other fees (3)	RMB	1,038		—		—
(1)	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.
(2)	Audit-related fees represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.
(3)	All other fees represent the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal accountant, other than the services reported in (1) and (2).

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

In September 2019, our board of directors announced a new share repurchase program pursuant to which we would repurchase up to US$30 million worth of our ADSs. The 2019 Share Repurchase Program expired on November 29, 2020 and as of such date we had repurchased 1.2 million of our outstanding ADSs for an aggregate purchase price of approximately US$9.4 million pursuant to the program.

The table below is a summary of the shares repurchased by us during the 2020 fiscal year and up to December 15, 2020. All ADSs were repurchased in the open market pursuant to the applicable share repurchase programs.

				Approximate
				Dollar
			Total Number	Value of ADSs
			of ADSs	that
			Purchased as	May Yet Be
	Total Number		Part of	Purchased
	of		Publicly	Under
	ADSs	Average Price	Announced	the
	Purchased	Paid per ADS(US$)	Programs	Programs(US$)
September 2019	—	—	—	—
October 2019	—	—	—	—
November 2019	14,373	9.29	14,373	29,866,540
December 2019	55,981	9.23	55,981	29,349,941
January 2020	153,153	9.08	153,153	27,959,477
February 2020	157,072	8.93	157,072	26,557,368
March 2020	189,153	7.21	189,153	25,194,218
April 2020	100,150	6.59	100,150	24,534,280
May 2020	104,368	6.84	104,368	23,820,673
June 2020	116,164	7.82	116,164	22,912,283
July 2020	116,815	8.05	116,815	21,972,404
August 2020	89,083	7.60	89,083	21,294,968
September 2020	56,619	6.98	56,619	20,899,990
October 2020	47,069	6.57	47,069	20,590,596
November 2020	—	—	—	—
December 2020	—	—	—	—

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

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.    EXHIBITS

Exhibit No.	Description of Exhibit

1.1

Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2

Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)

2.3

Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)

2.4

Indenture, dated as of July 31, 2019, among Bright Scholar Education Holdings Limited, its Subsidiary Guarantors and The Bank of New York Mellon, London Branch, as the Trustee (incorporated by reference to Exhibit 2.4 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

2.5*	Description of Securities

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

4.13	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden Jade Bay Kindergarten dated July 5, 2017 (incorporated by reference to Exhibit 4.14 of our

Exhibit No.	Description of Exhibit

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

4.24	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Yinzhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to

Exhibit No.	Description of Exhibit

Exhibit 4.24 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.25

English Translation of Rights and Obligations Assumption Letter executed by Chengdu Laizhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.25 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.26

Business and Asset Sale and Purchase Agreement in relation to the sale and purchase of the Business and Asset of Bournemouth Collegiate School dated October 1, 2018 (incorporated by reference to Exhibit 4.26 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

4.27

English Translation of Rights and Obligations Assumption Letter executed by Hubei Sannew Education Development Limited dated December 15, 2019 (incorporated by reference to Exhibit 4.27 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

4.28

English Translation of Rights and Obligations Assumption Letter executed by Sannew American Middle School dated December 20, 2019 (incorporated by reference to Exhibit 4.28 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

4.29

English Translation of Rights and Obligations Assumption Letter executed by Wuhan Mierdun Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.29 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

4.30

English Translation of Rights and Obligations Assumption Letter executed by Heze Qiqiaoban Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.30 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

4.31

English Translation of Rights and Obligations Assumption Letter executed by Heze Development Zone Electric Kindergarten dated December 9, 2019 (incorporated by reference to Exhibit 4.31 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

4.32

English Translation of Rights and Obligations Assumption Letter executed by HeZe Qiqiaoban Juancheng Kindergarten dated December 10, 2019 (incorporated by reference to Exhibit 4.32 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

4.33

English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue International Travel Limited dated December 12, 2019 (incorporated by reference to Exhibit 4.33 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

4.34

English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Huihua Education Consulting Co., Ltd. dated December 12, 2019 (incorporated by reference to Exhibit 4.34 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

4.35

Purchase Agreement in relation to the issuance and sales of US$300,000,000 7.45% Senior Notes due 2022 to the Initial Purchaser dated July 24, 2019 (incorporated by reference to Exhibit 4.35 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

Exhibit No.	Description of Exhibit

4.36

Sale and Purchase Agreement relating to CATS Colleges Holdings Limited dated July 5, 2019 (incorporated by reference to Exhibit 4.36 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)

4.37*

English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, Beijing Haidian Bright Scholar Training School and Beijing Elib Technology Co., Ltd., dated November 26, 2019

4.38*	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd. dated August 31, 2019

4.39*	English Translation of Rights and Obligations Assumption Letter executed by Heze Economic Development Zone Qiqiaoban -OTC Kindergarten dated September 30, 2020

4.40*	English Translation of Rights and Obligations Assumption Letter executed by Cao xian Qiqiaoban Kindergarten dated December 15, 2020

4.41*	English Translation of Rights and Obligations Assumption Letter executed by Guangyuan Lizhou Kasijia Kindergarten dated August 31, 2019

4.42*	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue Tianxia International Travel Limited dated January 31, 2020

4.43*	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Zhiyimeng Software Technology Co., Ltd. dated July 25, 2019

4.44*	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Xingzhu Information Technology Co., Ltd. dated August 31, 2019

4.45*	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Humen Bright Scholar Country Garden Kindergarten dated December 2, 2020

4.46*	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Ronggui Street Country Garden Kindergarten dated June 16, 2020

4.47*	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Dongcheng Bright Scholar Kindergarten Co., Ltd. dated March 31, 2020

4.48*	English Translation of Rights and Obligations Assumption Letter executed by Huizhou Huiyang Lelebao Shenhui City Kindergarten Co., Ltd. dated December 10, 2020

4.49*	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Pidu Bright Scholar Kindergarten Co., Ltd. dated December 3, 2020

4.50*	English Translation of Rights and Obligations Assumption Letter executed by Tianjin Beichen Lelebao Kindergarten dated August 30, 2020

4.51*	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd. dated June 15, 2020

4.52*	English Translation of Rights and Obligations Assumption Letter executed by Guigang Gangbei Country Garden Lelebao Kindergarten dated October 21, 2020

Exhibit No.	Description of Exhibit

4.53*	English Translation of Rights and Obligations Assumption Letter executed by Jinan Zhangqiu Phoenix City Lelebao Kindergarten dated December 14, 2020

4.54*	English Translation of Rights and Obligations Assumption Letter executed by Heze Mudan District Cultural City Kindergarten dated December 17, 2020

4.55*	English Translation of Rights and Obligations Assumption Letter executed by Fettes College Experimental School of Zengcheng, Guangzhou dated June 15, 2020

4.56*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Huodai Commercial Information Consulting Co., Ltd. dated July 20, 2020

4.57*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Youxun Education Technology Co., Ltd. dated May 26, 2020

4.58*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanlin Education Technology Co., Ltd. dated July 20, 2020

4.59*	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lebeimeng Education Consulting Co., Ltd. dated November 29, 2019

4.60*	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lelebao Education Technology Co., Ltd. dated November 30, 2019

4.61*	English Translation of Rights and Obligations Assumption Letter executed by Jinan Boshixing Education Consulting Co., Ltd. dated January 27, 2020

4.62*	English Translation of Rights and Obligations Assumption Letter executed by Jining Boshiwei Education Consulting Limited dated October 29, 2019

4.63*	English Translation of Rights and Obligations Assumption Letter executed by Taishan Lebeimeng Education Consulting Co., Ltd. dated December 26, 2019

4.64*	English Translation of Rights and Obligations Assumption Letter executed by Weifang Boshixin Education Consulting Co., Ltd. dated March 29, 2020

4.65*	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd. dated December 7, 2020

4.66*	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd. dated December 7, 2020

4.67*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Bolai Training Center Co., Ltd. dated December 7, 2020

4.68*	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaokou Mierdun Training School Limited dated November 20, 2019

8.1*	List of subsidiaries and affiliated entities of the Registrant

11.1

Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

Exhibit No.	Description of Exhibit

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Frost & Sullivan

15.2*	Consent of JunHe LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F
†	Portions of the exhibit have been omitted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIGHT SCHOLAR EDUCATION HOLDINGS
LIMITED

	By:	/s/ Dongmei Li

	Name:	Dongmei Li

	Title:	Chief Financial Officer

Date: December 23, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bright Scholar Education Holdings Limited

Opinion of the Financial Statements

We have audited the accompanying consolidated balance sheets of Bright Scholar Education Limited and its subsidiaries (the "Company") as of August 31, 2019 and 2020, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2020, and the related notes and the schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2019 and 2020, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of the readers.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases on September 1, 2019 due to the adoption of ASU2016-02, Leases (Topic 842), and related ASUs using a modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Guangzhou, China

December 23, 2020

We have served as the Company's auditor since 2016.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
		2019	2020
	Note	RMB	RMB	USD
				Note 2(g)
ASSETS
Current assets
Cash and cash equivalents	27	3,246,995	3,377,684	493,280
Restricted cash	27	18,019	1,044,853	152,591
Short-term investments	4	241,270	13,695	2,000
Accounts receivable, net of allowance of RMB 7,772 and RMB 15,433 as of August 31, 2019 and 2020, respectively	17	21,528	19,271	2,814
Amounts due from related parties	21	10,652	18,521	2,705
Other receivables, deposits and other assets	5	177,150	198,593	29,003
Inventories		26,234	28,013	4,091
Total current assets		3,741,848	4,700,630	686,484
Restricted cash – non current	27	—	1,400	204
Property and equipment, net	6	899,510	1,076,590	157,226
Land use rights, net	7	88,204	86,076	12,571
Intangible assets, net	8	552,011	597,527	87,263
Goodwill, net	11	2,090,078	2,284,109	333,573
Long-term investments	10	28,455	55,137	8,052
Prepayments for construction contract		5,251	4,822	704
Deferred tax assets, net	19	30,333	35,678	5,210
Deposits for acquisition	9	338,585	—	—
Other non-current assets		13,362	16,654	2,432
Operating lease right-of-use assets –non current	15	—	1,964,686	286,924
Total non-current assets		4,045,789	6,122,679	894,159
TOTAL ASSETS		7,787,637	10,823,309	1,580,643
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 32,842 and RMB 28,691 as of August 31, 2019 and 2020, respectively)		94,295	93,090	13,595
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 76,117 and RMB 52,567 as of August 31, 2019 and 2020, respectively)	21	110,038	86,563	12,642
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 364,734 and RMB 394,880 as of August 31, 2019 and 2020, respectively)	13	615,082	633,397	92,500
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of nil and 7,500 as of August 31, 2019 and 2020, respectively)	14	50,000	938,300	137,030
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 50,968 and RMB 34,992 as of August 31, 2019 and 2020, respectively)		93,479	118,716	17,337
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 1,157,774 and RMB 1,291,781 as of August 31, 2019 and 2020, respectively)	17	1,529,137	1,544,184	225,514
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 19,132 and RMB 23,804 as of August 31, 2019 and 2020, respectively)	17	20,259	70,711	10,327
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 30,601 as of August 31, 2019 and August 31, 2020, respectively)	15	—	210,082	30,681
Total current liabilities		2,512,290	3,695,043	539,626
Non-current contract liabilities (including non-current portion of contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 1,772 as of August 31, 2019 and August 31, 2020, respectively)		—	1,772	259
Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 35,895 and RMB 34,641 as of August 31, 2019 and 2020, respectively)	19	53,689	57,826	8,445
Bond payable	12	2,106,000	2,017,369	294,618
Other non-current liabilities due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 21,736 and RMB 26,843 as of August 31, 2019 and 2020, respectively)	21	21,736	26,843	3,920
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 7,621 and RMB 11,364 as of August 31, 2019 and 2020, respectively)		10,654	19,612	2,864
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 77,500 as of August 31, 2019 and August 31, 2020, respectively)	14	—	77,919	11,379
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar Education of nil and RMB 222,693 as of August 31, 2019 and August 31, 2020, respectively)	15	—	1,802,544	263,245
Total non-current liabilities		2,192,079	4,003,885	584,730
TOTAL LIABILITIES		4,704,369	7,698,928	1,124,356
Commitments and Contingencies	22
EQUITY
Share capital (US$0.00001 par value; 120,585,274 shares issued and outstanding as of August 31, 2019, 119,488,962 shares issued and outstanding as of August 31, 2020)	16	8	8	1
Additional paid-in capital		2,105,189	1,854,262	270,798
Statutory reserves		64,945	65,567	9,575
Accumulated other comprehensive income		78,955	185,371	27,072
Accumulated retained earnings		472,339	632,722	92,403
Shareholders’ equity		2,721,436	2,737,930	399,849
Non-controlling interests	23	361,832	386,451	56,438
Total equity		3,083,268	3,124,381	456,287
TOTAL LIABILITIES AND EQUITY		7,787,637	10,823,309	1,580,643

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data)

		2018	2019	2020
	Note	RMB	RMB	RMB	USD
					Note 2(g)
Revenue	17	1,718,871	2,563,005	3,366,503	491,647
Cost of revenue		(1,090,595)	(1,586,014)	(2,144,786)	(313,226)
Gross profit		628,276	976,991	1,221,717	178,421
Selling, general and administrative expenses		(368,141)	(691,900)	(871,154)	(127,224)
Other operating income		12,027	15,435	38,661	5,646
Impairment loss on operating lease right-of-use assets		—	—	(12,772)	(1,866)
Impairment loss on goodwill		—	—	(68,723)	(10,036)
Operating income		272,162	300,526	307,729	44,941
Interest income/ (expense), net		27,297	24,254	(159,352)	(23,272)
Investment income		21,669	17,414	106,675	15,579
Other expenses		(4,803)	(8,617)	(11,291)	(1,649)
Income before income taxes and share of equity in income of unconsolidated affiliates		316,325	333,577	243,761	35,599
Income tax expense	19	(67,382)	(80,580)	(78,992)	(11,536)
Share of equity in loss of unconsolidated affiliates		(40)	(239)	(595)	(87)
Net income		248,903	252,758	164,174	23,976
Net income attributable to non-controlling interests	23	1,934	11,659	3,169	463
Net income attributable to ordinary shareholders		246,969	241,099	161,005	23,513
Net earnings per share attributable to ordinary Shareholders
Basic	20	2.02	1.97	1.34	0.20
Diluted	20	2.02	1.97	1.34	0.20
Weighted average shares used in calculating net earnings per ordinary share:
Basic	20	122,088,201	122,322,894	120,158,001	120,158,001
Diluted	20	122,186,796	122,430,457	120,158,001	120,158,001

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2018, 2019 AND 2020

(Amounts in thousands)

	2018	2019	2020
	RMB	RMB	RMB	USD
				Note 2(g)
Net income	248,903	252,758	164,174	23,976
Other comprehensive income, net of tax
Foreign currency translation adjustment	112,264	3,247	106,387	15,537
Other comprehensive income	112,264	3,247	106,387	15,537
Comprehensive income	361,167	256,005	270,561	39,513
Less: comprehensive income attributable to non-controlling interests	1,934	11,721	3,140	458
Comprehensive income attributable to ordinary shareholders	359,233	244,284	267,421	39,055

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

					Accumulated	Accumulated
			Additional		(deficit)/	other		Non-
			paid-in	Statutory	retained	comprehensive		controlling	Total
	Share capital		capital	reserves	earnings	(loss)/income	Total	interests	equity
	Number of
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2017	117,250,000	7	1,403,608	64,945	(15,933)	(36,494)	1,416,133	3,325	1,419,458
Net income for the year	—	—	—	—	246,969	—	246,969	1,934	248,903
Acquisition of subsidiaries (Note 23)	—	—	—	—	—	—	—	166,718	166,718
Issuance of ordinary shares upon follow on offering, net of offering cost	10,000,000	2	1,151,700	—	—	—	1,151,702	—	1,151,702
Foreign currency translation adjustment	—	—	—	—	—	112,264	112,264	—	112,264
Repurchase of ordinary shares*	—	—	(114,554)	—	—	—	(114,554)	—	(114,554)
Share-based compensation (Note 18)	—	—	29,061	—	—	—	29,061	—	29,061
Disposal of a subsidiary	—	—	—	—	—	—	—	(1,953)	(1,953)
Balance at August 31, 2018	127,250,000	9	2,469,815	64,945	231,036	75,770	2,841,575	170,024	3,011,599
Net income for the year	—	—	—	—	241,099	—	241,099	11,659	252,758
Acquisition of subsidiaries (Note 23)	—	—	—	—	—	—	—	179,429	179,429
Capital injection	—	—	—	—	—	—	—	500	500
Foreign currency translation adjustment	—	—	—	—	—	3,185	3,185	62	3,247
Repurchase of ordinary shares*	—	—	(417,149)	—	—	—	(417,149)	—	(417,149)
Cancellation of treasury stock*	(6,679,183)	(1)	1	—	—	—	—	—	—
Share-based compensation (Note 18)	—	—	51,664	—	—	—	51,664	—	51,664
Issuance of ordinary shares upon vesting of shares option (Note 18)	14,457	—	858	—	—	—	858	—	858
Cumulative-effect adjustment upon of ASC606 (Note 2)	—	—	—	—	204	—	204	158	362
Balance at August 31, 2019	120,585,274	8	2,105,189	64,945	472,339	78,955	2,721,436	361,832	3,083,268
Net income for the year	—	—	—	—	161,005	—	161,005	3,169	164,174
Acquisition of subsidiaries (Note 23)	—	—	—	—	—	—	—	27,583	27,583
Capital injection	—	—	—	—	—	—	—	2,650	2,650
Foreign currency translation adjustment	—	—	—	—	—	106,416	106,416	(29)	106,387
Repurchase of ordinary shares*	—	—	(56,058)	—	—	—	(56,058)	—	(56,058)
Cancellation of Treasury Stock*	(569,732)	—	—	—	—	—	—	—	—
Share-based compensation(Note 18)	—	—	(10,631)			—	(10,631)	—	(10,631)
Provision for statutory reserves	—	—	—	622	(622)	—	—	—	—
Distribution of dividends to shareholders**	—	—	(184,238)	—	—	—	(184,238)	—	(184,238)
Distribution of dividends to non-controlling shareholders	—	—	—	—	—	—	—	(3,104)	(3,104)
Disposal of a subsidiary (Note 23)	—	—	—	—	—	—	—	(5,650)	(5,650)
Balance at August 31, 2020 in RMB	120,015,542	8	1,854,262	65,567	632,722	185,371	2,737,930	386,451	3,124,381
Balance at August 31, 2020 in USD	120,015,542	1	270,798	9,575	92,403	27,072	399,849	56,438	456,287

The accompanying notes are an integral part of these consolidated financial statements.

Note*: The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. During the years ended August 31, 2018, 2019 and 2020, the Group repurchased a total of 1,207,465 , 5,471,718 and 1,096,312 shares from the market for a cash consideration of RMB 114,554, RMB 417,149 and RMB 56,058, respectively. Total of 6,679,183 and 569,732 shares have been cancelled by the Group during the years ended August 31, 2019 and 2020, respectively. As of August 31, 2020, the number of treasury stock is 526,580.

Note**: Board of directors (the "Board") has approved and declared a cash dividend of US$0.10 and US$0.12 per ordinary shares in September 2019 and July 2020, respectively. The total amount of cash dividends distributed is US$26,000 (equivalents to RMB 184,238). The cash dividend has been fully paid as of August 31, 2020.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2018, 2019 AND 2020

(Amounts in thousands)

		2018	2019	2020
	Note	RMB	RMB	RMB	USD
					Note 2(g)
Cash flows from operating activities
Net income for the year		248,903	252,758	164,174	23,976
Adjustments to reconcile net cash flows from operating activities:
Depreciation		78,286	106,107	153,850	22,468
Amortization of land use rights		973	1,357	2,128	311
Amortization of intangible assets		6,620	23,355	41,447	6,053
Noncash lease expense		—	—	142,519	20,814
Impairment loss on goodwill		—	—	68,723	10,036
Impairment loss on operating lease right-of-use assets		—	—	12,772	1,866
Finance costs		—	19,089	15,161	2,214
Loss on disposal of property and equipment		117	2,945	438	63
Share of equity in loss of unconsolidated affiliates		40	239	595	87
Share-based compensation		29,061	51,664	(10,631)	(1,553)
Gain on disposal of a subsidiary		(2,443)	—	(14,865)	(2,171)
Investment income		(19,226)	(7,373)	(211)	(31)
Deferred income taxes		6,691	(4,549)	(12,971)	(1,894)
Changes in operating assets and liabilities and other, net:
Accounts receivable		(424)	1,564	5,467	798
Inventories		(468)	(14,723)	(1,345)	(196)
Amounts due from related parties		(7,674)	6,573	(7,868)	(1,149)
Other receivables, deposits and other assets		(13,948)	(10,516)	9,973	1,456
Accounts payable		(2,738)	(3,477)	(7,876)	(1,150)
Amounts due to related parties		(5,865)	16,955	3,605	526
Accrued expenses and other current liabilities		50,920	104,458	6,256	914
Contract liabilities		—	293,322	(25,249)	(3,687)
Deferred revenue		190,575	—	—	—
Refund liabilities		—	6,309	23,802	3,476
Other assets and liabilities		(5,184)	18,931	30,847	4,506
Lease liabilities		—	—	(109,514)	(15,994)
Net cash provided by operating activities		554,216	864,988	491,227	71,739
Cash flows from investing activities
Purchase of short-term investments	4	(1,897,000)	(688,360)	(2,156,550)	(314,944)
Purchase of long-term investments		(190,920)	(13,416)	—	—
Proceed from redemption of short-term investments upon maturity	4	1,922,616	669,127	2,390,010	349,039
Additions of property and equipment and intangible assets		(117,556)	(155,204)	(149,763)	(21,872)
Proceeds from sale of property and equipment		859	1,552	1,539	226
Acquisition of subsidiaries, net of cash acquired of RMB 60,155, RMB 185,106 and RMB 41,413 in 2018, 2019 and 2020, respectively		(179,571)	(1,721,123)	5,179	756
Payment for acquisition deposits		(8,854)	(338,585)	—	—
Payment for an equity method investment		—	(10,000)	(42,000)	(6,134)
Disposal of a subsidiary, net of cash disposed of RMB 9,034, nil and RMB 6,192 in 2018, 2019 and 2020, respectively		(2,034)	—	24,152	3,527
Net cash (used in) provided by investing activities		(472,460)	(2,256,009)	72,567	10,598
Cash flows from financing activities
Proceeds from follow-on offering, net of offering cost paid of RMB 5,996 in 2018		1,151,702	—	—	—
Advances from related parties		—	694,751	—	—
Repayments to related parties		—	(694,751)	(8,732)	(1,275)
Repurchase of ordinary shares		(108,938)	(417,149)	(56,058)	(8,187)
Dividend to shareholders		—	—	(184,238)	(26,906)
Dividend to non-controlling interests		—	—	(3,104)	(454)
Proceeds from bank loan		49,840	50,000	1,016,219	148,410
Repayment to bank loan		—	(50,021)	(50,000)	(7,302)
Proceeds from issuance of bonds		—	2,069,160	—	—
Issuance cost of bonds		—	(32,971)	—	—
Repurchase of bonds		—	—	(10,659)	(1,557)
Capital injection from non-controlling interests		—	500	2,650	387
Proceeds on exercise of stock options		—	858	—	—
Payment for acquisition of Hangzhou Impression		—	(21,000)	—	—
Payment for acquisition of Chengdu Yinzhe		—	(30,375)	(30,375)	(4,436)
Payment for acquisition of Xinqiao Group		—	(89,469)	—	—
Net cash provided by financing activities		1,092,604	1,479,533	675,703	98,680
Net increase in cash and cash equivalents, and restricted cash		1,174,360	88,512	1,239,497	181,017
Cash and cash equivalents and restricted cash at beginning of the year		1,896,662	3,164,081	3,265,014	476,825
Effect of exchange rate changes on cash and cash equivalents and restricted cash		93,059	12,421	(80,574)	(11,767)
Cash and cash equivalents and restricted cash at end of the year	27	3,164,081	3,265,014	4,423,937	646,075
Supplemental disclosure of cash flow information:
Income tax paid		65,136	56,472	67,869	9,912
Non-cash investing activities:
For the year ended of August 31, 2018, 2019 and 2020
Acquisition of subsidiaries		—	49,238	38,416	5,610
Other payable related to stock repurchase		(5,616)	—	—	—
Accounts payable balance for acquisition of property and equipment		(5,751)	(8,738)	(13,038)	(1,904)
Amounts due to related parties balance for acquisition of property and equipment		(27,869)	(16,909)	(15,545)	(2,270)
Right-of-use assets obtained in exchange for the new operating lease liabilities (Note 15)		—	—	75,752	11,063
Decrease of Right-of-use assets for early termination		—	—	14,019	2,047

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings Limited (the "Company") was incorporated under the laws of Cayman Islands on December 16, 2016. The Company, its subsidiaries, schools, its variable interest entities (the "VIE"s) and its VIEs' subsidiaries (collectively referred to as the "Group") are principally engaged in the provision of full spectrum private fundamental education and complementary education services including kindergarten, primary, middle, high school and international schools in the People's Republic of China (the "PRC"), and education programs and services including independent schools and colleges in United Kingdom (the "UK"), the United States ( the "US") and Canada.

As of August 31, 2020, details of the material Company's subsidiaries, its VIEs and the VIE's major subsidiaries and schools were as follows:

			Equity interest
			attributed to the
	Place of	Date of	Group as of
Name	establishment	establishment	August 31, 2020	Principal activities
Major wholly owned subsidiaries:
Impetus Investment Limited ("Impetus")	Cayman	April 1, 2014	100%	Investment holding
Zhuhai Hengqin Bright Scholar Management Consulting Co. Ltd ("Zhuhai Bright Scholar")	The PRC	January 24, 2017	100%	Management consulting service
Time Education China Holdings Limited	Hong Kong	August 16, 2013	100%	Investment holding
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman	December 27, 2017	100%	Investment holding
Time Elan Education Technology Co., Ltd.	The PRC	December 6, 2013	100%	Complementary education services
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd.	The PRC	December 15, 2016	100%	Complementary education services
Guangdong Bright Scholar Education Technology Co., Ltd.	The PRC	September 26, 2017	100%	Complementary education services
Bright Scholar (UK) Holdings Limited	The UK	July 31, 2018	100%	Investment holding
CATS Colleges Holdings Limited	The UK	March 13, 2019	100%	Investment holding
Cambridge Arts and Science Limited	The UK	October 23, 1997	100%	Overseas School
CATS Canterbury Limited	The UK	August 29, 2007	100%	Overseas School
CATS College London Limited	The UK	November 17, 2010	100%	Overseas School
CATS Academy Boston Inc.	The US	July 5, 2012	100%	Overseas School
Major subsidiaries and schools of VIE
Guangdong Country Garden Education Investment Management Co., Ltd. ("BGY Education Investment")	The PRC	October 16, 2014	100%	Investment holding
Guangdong Country Garden School ("GCGS")	The PRC	January 3, 1994	100%	Kindergarten and formal education services*
Huanan Country Garden School ("HCGS")	The PRC	June 2, 2004	100%	Formal education services*
Huanan Country Garden Bilingual Kindergarten	The PRC	June 22, 2004	100%	Kindergarten education services
Phoenix City Bilingual School ("PCBS")	The PRC	April 1, 2004	100%	Formal education services*
Phoenix City Bilingual Kindergarten	The PRC	April 16, 2008	100%	Kindergarten education services
Jurong Country Garden School	The PRC	September 1, 2013	100%	Kindergarten and formal education services*
Country Garden Venice Bilingual School ("CGBS")	The PRC	September 1, 2007	100%	Formal education services*
Lanzhou Country Garden School	The PRC	September 1, 2016	100%	Kindergarten and formal education services*

*  Formal education services includes primary, middle, high and international school services in the PRC.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The consolidated financial statements the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, schools, its VIEs and the VIEs' subsidiaries and schools. All inter-company transactions and balances have been eliminated upon consolidation.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(b)   Principles of consolidation - continued

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

Accordingly, the Company, through its WFOE, Zhuhai Bright Scholar, have entered into the following contractual arrangements with BGY Education Investment, BGY Education Investment's schools and subsidiaries and BGY Education Investment's shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE.

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

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(b)   Principles of consolidation - continued

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

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the BGY Education Investment, while the Equity Pledge Agreements secure the obligations of the shareholders of BGY Education Investment under the relevant agreements. Because the Group, through Zhuhai Bright Scholar, has (i) the power to direct the activities of BGY Education Investment, that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from BGY Education Investment, the Group is deemed the primary beneficiary of BGY Education Investment. Accordingly, the Company consolidates BGY Education Investment's financial results of operations, assets and liabilities in the Group's consolidated financial statements.

The Group believes that the contractual arrangements with the VIEs are in compliance with the PRC law and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

●	BGY Education Investment and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of BGY Education Investment, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there may be substantial uncertainty as to the outcome of any such legal proceedings.
●	BGY Education Investment and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.
●	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.
●	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)   Principles of consolidation - continued

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate BGY Education Investment in its consolidated financial statements as it may lose the ability to exert effective control over BGY Education Investment and their shareholders, and it may lose the ability to receive economic benefits from BGY Education Investment.

The following amounts and balances of BGY Education Investment were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions.

	As of August 31
	2019	2020
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	975,513	2,516,494
Restricted cash	17,670	9,917
Short term investments	19,600	—
Accounts receivable, net of allowance of nil and nil as of August 31, 2019 and 2020, respectively	802	5,181
Amounts due from related parties	5,479	2,126
Other receivables, deposits and other assets	42,551	33,508
Inventories	25,324	25,544
Total current assets	1,086,939	2,592,770
Restricted cash - non current	—	1,400
Property and equipment, net	538,683	548,113
Land use rights, net	88,204	86,076
Intangible assets, net	143,993	127,907
Goodwill	505,392	473,398
Long-term investments	11,401	53,130
Prepayments for construction contract	380	2,096
Deferred tax assets, net	16,797	4,277
Deposits for acquisition	5,137	—
Operating lease right-of-use assets non-current	—	249,864
Other non-current assets	8,843	12,597
Total non-current assets	1,318,830	1,558,858
TOTAL ASSETS	2,405,769	4,151,628
LIABILITIES
Current liabilities
Accounts payable	32,842	28,691
Amounts due to related parties	76,117	52,567
Accrued expenses and other current liabilities	364,734	394,880
Short-term loan	—	7,500
Income tax payable	50,968	34,992
Contract liabilities	1,157,774	1,291,781
Refund liabilities	19,132	23,804
Operating lease liabilities	—	30,601
Total current liabilities	1,701,567	1,864,816
Deferred tax liabilities, net	35,895	34,641
Long-term loan	—	77,500
Operating lease liabilities – non current	—	222,693
Non-current portion of contract liabilities	—	1,772
Other non-current liabilities due to related parties	21,736	26,843
Other non-current liabilities due to third parties	7,621	11,364
Total non-current liabilities	65,252	374,813
TOTAL LIABILITIES	1,766,819	2,239,629

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(b)   Principles of consolidation - continued

	For the year ended August 31,
	2018	2019	2020
	RMB	RMB	RMB
Total revenue	1,621,872	2,102,396	2,130,124
Net income	67,224	47,898	23,698
Net cash provided by operating activities	192,745	730,145	1,534,031
Net cash used in investing activities	(82,407)	(519,082)	(47,946)
Net cash (used in)/ provided by financing activities	—	(119,844)	48,543
Net increase in cash and cash equivalents and restricted cash	110,338	91,219	1,534,628
Cash and cash equivalents and restricted cash at beginning of year	791,626	901,964	993,183
Cash and cash equivalents and restricted cash at end of year	901,964	993,183	2,527,811

BGY Education Investment contributed an aggregate of 94.4%, 82.0% and 63.3% of the consolidated revenue for the three years ended August 31, 2018, 2019 and 2020, respectively. As of August 31, 2019 and 2020, BGY Education Investment accounted for an aggregate of 30.9% and 38.4%, respectively, of the consolidated total assets, and 37.6% and 29.1%, respectively, of the consolidated total liabilities.

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

The Group believes that there are no assets held in the BGY Education Investment that can be used only to settle obligations of BGY Education Investment, except for registered capital and the PRC statutory reserves. As the BGY Education Investment is incorporated as a limited liability company under the PRC Company Law, creditors of the BGY Education Investment do not have recourse to the general credit of the Company for any of the liabilities of the BGY Education Investment. Relevant PRC laws and regulations restrict BGY Education Investment from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 26 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements include purchase price allocation relating to business combination, assessment of realization of deferred tax assets, impairment assessment of goodwill and long-lived assets, impairment assessment on investments, valuation of share-based compensation and discount rate for leases. Actual results may differ materially from those estimates.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The Group has short-term investment and long-term investment in USD fund-linked notes that are measured at fair value with different maturity date and classified as level 2 fair value measurements (see Note 4 and Note 10). Various inputs for the investment valuation, including time value, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures, substantially are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, other receivables, deposits, accounts payable, amounts due to related parties, short-term loan and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(e) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the affiliates incorporated outside of mainland China includes the United States dollar (“US dollar” or “US$”), Great Britain Pound ("GBP"), Hong Kong dollar (“HKD” or “HK$”), and Canadian dollar (“CAD”). The functional currency of all the other subsidiaries and the VIEs is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Exchange gains and losses are recognized in the consolidated statement of operation. All assets and liabilities are translated at exchange rates at the balance sheet date and revenue and expenses are translated at the average yearly exchange rates and equity is translated at historical exchange rate. Any translation adjustments are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 1,418,745 and RMB 2,915,649 as of August 31, 2019 and 2020, respectively.

(g) Convenience translation

The Group's reporting currency is RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8474, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2020, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(i) Restricted cash

The Group's restricted cash mainly represents (a) deposit held in a designated bank account for the sole purpose of business operation including the establishment of new schools and subsidiaries; (b) deposit restricted as to withdrawal or use under government regulations; and (c) deposits in connection with the long-term loan disclosed in note 14.

(j) Investments

Short-term investments primarily consist of wealth management products, which are certain deposits with different interest rates and fixed maturity dates ranging from three months to one year.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investments fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Groups intent and ability to hold the investments. OTTI is recognized as a loss in the consolidated statements of operations.

Long-term investments include held-to-maturity investment with maturity date which is longer than one year, equity securities without readily determinable fair values and equity method investments.

●Equity securities without readily determinable fair values

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(j) Investments - continued

Starting on September 1, 2018, with the adoption of ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), the Group elected a practicability exception to fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with fair value change recorded in the consolidated statements of operations.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment's fair value in accordance with the principles of ASU 2011-4: Fair Value Measurement (ASC 820). If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations.

●Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group may also have significant influence.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group's proportionate share of each equity investee's net income or loss after the date of investment into the consolidated statements of operations and accordingly adjusts the carrying amount of the investment.

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

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

Buildings	20 - 50 years
Leasehold improvement	3 – 20 years or the lesser of remaining life of lease
Motor vehicles	4 - 10 years
Electronic equipment	4 - 10 years
Office equipment	3 - 5 years
Furniture and other equipment	3 - 5 years
Others	3 years
Construction in progress	*

Note*: The Group constructs certain of its property. In addition to cost under the construction contracts, external costs, including consulting fee directly related to the construction of such facilities, are capitalized. Depreciation is recorded at the time assets are ready for the intended use.

The Group assesses lands with indefinite life for impairment periodically.

(m) Land use rights, net

Land use right represents the amount paid and relevant costs incurred for the Group's leases for the right of use of land located in PRC and is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreement, which is 40-50 years.

(n) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recorded nil, nil and RMB 12,772 impairment loss on operating lease right-of-use assets during the year ended August 31, 2018, 2019 and 2020, respectively (Note 15).

(o) Goodwill, net

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

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(o) Goodwill, net - continued

On September 1, 2019, the Group early adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. Under the new guidance, if the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of a reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The Group recorded nil, nil and RMB 68,723 impairment loss on goodwill during the years ended August 31, 2018, 2019 and 2020, respectively (Note 11).

(p) Intangible assets

Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows. Intangible assets with indefinite lives consist of oversea schools' brand name and is tested for impairment annually, or whenever events are indicators of impairment occur between annual impairment tests. Management expects to use the brand name indefinitely.

Acquired intangible assets, other than goodwill, consist of trademarks and brand names, customer relationship, backlog and student base, non-compete agreements and core curriculum are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademarks and brand names	10 years-indefinite
Core curriculum	10 years
Customer relationship, backlog and student base	0.6-7 years
Non-compete agreements	4-8 years
Software	5 years
License	3 years

The Group did not recognize any impairment loss on intangible assets during the years ended August 31, 2018, 2019 and 2020.

(q) Leases

Before September 1, 2019, the Group applies ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease.

On September 1, 2019, the Group adopted the New Leasing Standard (“ASC 842”), using the modified retrospective transition method resulting in the recording of operating lease right-of-use (ROU) assets of RMB1,906,562 and operating lease liabilities of RMB 1,902,180 upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations. As of August 31, 2020, the Group recognized operating lease ROU assets of RMB 1,964,686 and total lease liabilities RMB 2,012,626, including non-current portion at the amount of RMB 1,802,544.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(q) Leases - continued

The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheets as ROU and lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group adopts the practical expedient to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. Lastly, the Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease ROU assets or operating lease liabilities.

As the rate implicit in the lease is not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expenses are recorded on a straight-line basis over the lease term.

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Based on the impairment assessments of the ROU assets, the Group recognized impairments of RMB 12,772 related to the value of certain operating lease right-of-use assets as of August 31, 2020.

During the fiscal year ended August 31, 2020, the Group received Coronavirus Disease 2019 ("COVID-19") related rent concessions. Consistent with updated guidance from the Financial Accounting Standards Board (“FASB”) in April 2020, the Group elected to treat COVID-19-related rental discount as variable rent and applied payable approach to COVID-19 related deferral of rent payment. Rental discount, amounting to RMB 2,719, were recognized as an offset to rent expense within selling, general and administrative expenses and cost of revenue on the Group's consolidated statement of operations. Deferral payments, amounting to approximately RMB 16,448, were recognized as concession payable within accrued expenses and other current liabilities on the Group's consolidated balance sheets.

(r) Revenue recognition

As of September 1, 2018, the Group adopted ASU 2014-09, Revenue from Contracts with Customers ("Topic 606") and all subsequent ASUs that modified ASC 606, using the modified retrospective method for all contracts not completed as of September 1, 2018. Results for reporting periods beginning on September 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods.

Revenue is recognized when control of promised goods or services is transferred to the Group's customers in an amount of consideration to which Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the group satisfies a performance obligation. The primary sources of the Group's revenues are as follows:

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(r) Revenue recognition - continued

Income from educational programs and services

The educational programs and services consist of tuition, boarding and meal service from international schools, bilingual schools and kindergartens in the PRC and overseas schools in the UK, the US and Canada. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund. The Group determines the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. Historically, the Group has not had material refunds in this respect.

During the year ended August 31, 2020, in response to the COVID-19 pandemic, the Group temporarily stopped providing offline tuition, boarding and meal services to students, instead it offered online tuition services to students during the schools' temporary closure period, except for kindergartens. The amount of considerations relating to boarding and meal services to all oversea schools students in which service have not been provided amount to RMB 45,833 are recognized as refund liability. The Company has refunded an insignificant amount of tuition service related to the kindergarten students during the period, which were not provided. As of August 31, 2020, the Group recorded RMB 14,078 refund liability related to the educational programs and services fee in the PRC.

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

Commission income

The Group earns commission revenue by providing referral services to overseas education universities and institutions. Students' referral service is accounted for as a single performance obligation. Commission income is recognized at the point in time when the referred students enrolled at the overseas education universities or institutions' program, with the tuition fees are paid and upon the Group is entitled to the commission income.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(r) Revenue recognition - continued

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

(s) Cost of revenues

Cost of revenues consists of the following:

●	staff costs, which primarily consist of salaries and other benefits for the teachers,
●	education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses and student activity expenses,
●	utilities and maintenance costs for the schools,
●	cost of goods sold for ancillary services, which primarily consist of cost of goods sold at the on-campus canteens,
●	commission expenses to agents in relation to referral services and overseas school enrollment.

(t) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 9,088, RMB 9,419 and RMB 28,249 for the years ended August 31, 2018, 2019 and 2020, respectively. The government subsidies income recognized for the year ended August 31, 2020 were primarily from the remuneration compensation plan executed by UK government due to COVID-19.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(u) Income Taxes

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

The determination of Group's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

The Group record unrecognized tax benefit liabilities for known or anticipated tax issues based on the Group's analysis of whether, and the extent to which, additional taxes will be due. The Group accrues interest and penalties related to unrecognized tax benefits in other liabilities and recognizes the related expense in income tax expense.

(v) Employee Benefits

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

The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC (see Note 25).

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(w) Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

For the share option with both service condition and performance condition, the Group recognizes the compensation cost, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

The Group will reassess the probability of achieving the performance conditions at each reporting period and record a cumulative catch-up adjustment for any changes to its assessment.

For the share option with service condition only, changes in estimated forfeiture rate will be adjusted on a prospective basis.The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(x) Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(y) Segment

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("CODM'') for making decisions, allocation of resource and assessing performance. The CODM had previously been identified as the Chief Executive Officer. Due to the reorganization of the business units and change in internal reporting, the CODM has been defined as the management committee who reviews the financial information of the six operating and reportable segments when making decisions about allocation of resources and assessing performance. The Group operates in six reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools, Education technology and Complementary Education Services. The change in segment reporting was reflected retrospectively and is presented in Note 24 of the Notes to the consolidated financial statements.

(z) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and long-term investments. As of August 31, 2020, substantially all of the Group's cash and cash equivalents, term deposits, short-term investments and long-term investments were deposited with financial institutions with high-credit ratings.

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

(ab) Recent accounting pronouncements adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (ASC 842 ). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Group adopted this standard on September 1, 2019 and elected not to recast the comparative periods presented. In addition, the Group accounts for lease and non-lease components separately. The consolidated balance sheets and the consolidated statements of operations and cash flows for reporting periods beginning after September 1, 2019 are presented under ASC 842, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under ASC 840. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows, and the adoption of ASC 842 did not result in a cumulative-effect adjustment to the opening balance of retained earnings. Further information is disclosed in Note 15.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. Under the amendments in this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group early adopted ASU 2017-04 for the annual goodwill impairment test on September 1, 2019.

(ac)Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments: Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instrument. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today's incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, which clarifies the scope of the credit losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other things. In addition, in May 2019, the FASB issued ASU 2019-05, Financial Instruments: Credit Losses (Topic 326), Targeted Transition Relief. The ASU provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. The ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group is in the process of completing the assessment of the impact on its consolidated financial statements from the adoption of the new guidance.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(ac)Recent accounting pronouncements not yet adopted - continued

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU improve the effectiveness of fair value measurement disclosures and modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Group does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting this standard.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. The amendments in this ASU are effective for public business entities with fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. Early adoption is permitted. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to simplify various aspects related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for annual periods beginning after December 15, 2020 and interim periods within those annual periods, with early adoption permitted. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.       BUSINESS COMBINATION

Business combinations in fiscal year 2019:

Acquisition of Chengdu Yinzhe

On December 1, 2018, the Group acquired 75% equity interest of Chengdu Yinzhe Education and Technology Co., Ltd. and its subsidiaries ("Chengdu Yinzhe") with a total consideration of approximately RMB 188,299. As of August 31, 2019, the total unpaid discounted consideration was RMB 49,238, which will be paid in 2.5 years and recorded in amounts due to related parties and other non-current liability due to related parties (non-controlling shareholder of Chengdu Yinzhe) in the consolidated balance sheets. In fiscal year 2020, the Company paid cash consideration RMB 30,375 according to the share purchase agreement. As of August 31, 2020, the unpaid discounted consideration was RMB 21,736, which will be paid in 1.5 years and recorded in amounts due to related parties and other non-current liability due to related parties in the consolidated balance sheets. Chengdu Yinzhe is primarily engaged in offering online career and education counselling services to Chinese students overseas.

3.       BUSINESS COMBINATION - continued

In addition, certain retained management team members of Chengdu Yinzhe have the right to receive up to an additional RMB 6,464 in cash, based upon continued employment and financial performance condition of Chengdu Yinzhe. Payouts under the agreements are contingent upon the future employment of these management team members with the Company and achievement of the financial performance condition, and therefore were not included as consideration in recording the business combination but will be recorded as compensation expense as earned. During the year ended August 31, 2019 and 2020, the Company has accrued RMB 1,616 and RMB 2,155 as expenses based on the estimated probability of meeting such conditions. The unpaid amounts due to the retained management team members are recorded in other non-current liabilities in the consolidated balance sheets.

The acquisition of 75% equity interest of Chengdu Yinzhe has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired and liabilities assumed was recorded as goodwill, which is not tax deductible. The results of these acquired entities' operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of December 1, 2018, the date of acquisition, as follows:

		Amortization
	RMB	period
Cash and cash equivalents	81,197
Other current assets	920
Property and equipment, net	551	3-5 years
Intangible assets
Software	2,600	5 years
Non-compete agreement	4,000	6 years
Trademark	32,000	10 years
Goodwill	192,510
Other investment	1,500
Account payables	(2,766)
Other current liabilities	(5,695)
Deferred tax liabilities	(5,674)
Contract liabilities	(50,078)
Non-controlling interests	(62,766)
Total consideration and value to be allocated to net assets	188,299

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

Acquisition of Hangzhou Impression

On December 1, 2018, the Group acquired 70% equity interest of Hangzhou Impression Arts Training Limited Co., Ltd. ("Hangzhou Impression") with a total cash consideration of RMB 70,000, which has been fully paid as of August 31, 2019. Hangzhou Impression is a Zhejiang-based art training institution providing training services to art students.

3.       BUSINESS COMBINATION - continued

The acquisition of 70% equity interest of Hangzhou Impression has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities' operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of December 1, 2018, the date of acquisition, as follows:

		Amortization
	RMB	period
Cash and cash equivalents	24,224
Other current assets	533
Property and equipment, net	1,059	3-5 years
Intangible assets
Brand name	17,100	20 years
Backlog	1,800	0.6 year
Non-compete agreement	3,300	4 years
Goodwill	76,766
Other current liabilities	(9,510)
Contract liabilities	(9,722)
Deferred tax liabilities	(5,550)
Non-controlling interests	(30,000)
Total consideration and value to be allocated to net assets	70,000

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

Acquisition of Shandong-based Qiqiaoban

On March 1, 2019, the Group acquired 85% equity interest of Heze Qiqiaoban Education Technology Limited and its eight kindergartens ("Shandong-based Qiqiaoban") with a total cash consideration of RMB 70,550, which has been paid in full as of August 31, 2019. Shandong-based Qiqiaoban operates eight kindergartens under the brand name of "Qiqiaoban" in Heze, the PRC.

3.       BUSINESS COMBINATION - continued

The acquisition of 85% equity interest of Shandong-based Qiqiaoban has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities' operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of March 1, 2019, the date of acquisition, as follows:

		Amortization
	RMB	period
Cash and cash equivalents	5,250
Other current assets	2,010
Property and equipment, net	12,817	3-50 years
Intangible assets
Brand name	13,600	20 years
Customer relationship	6,200	3.5 years
Non-compete agreement	3,200	4.8 years
Goodwill	52,514
Other current liabilities	(2,706)
Contract liabilities	(4,135)
Deferred tax liabilities	(5,750)
Non-controlling interests	(12,450)
Total consideration and value to be allocated to net assets	70,550

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

Acquisition of Wuhan Sannew

On May 1, 2019, the Group acquired 80% equity interest of Wuhan Sannew Education Development Co., Ltd. and its subsidiaries ("Wuhan Sannew") with a total cash consideration of RMB 296,850, which has been fully paid as of August 31, 2019. Wuhan Sannew operates an American style private boarding school in Wuhan.

3.       BUSINESS COMBINATION - continued

The acquisition of 80% equity interest of Wuhan Sannew has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities' operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of May 1, 2019, the date of acquisition, as follows:

		Amortization
	RMB	period
Cash and cash equivalents	5,559
Other current assets	2,614
Property and equipment, net	177,754	3-50 years
Land use rights	55,840	50 years
Intangible assets
Brand name	25,700	20 years
Customer relationship	10,900	5 years
Non-compete agreement	18,100	7.7 years
Goodwill	125,155
Other current liabilities	(16,001)
Contract liabilities	(17,295)
Deferred tax liabilities	(17,263)
Non-controlling interests	(74,213)
Total consideration and value to be allocated to net assets	296,850

3.       BUSINESS COMBINATION - continued

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

Acquisition of CATS

On July 12, 2019, the Group acquired 100% equity interest of CATS Colleges Holdings Limited and its subsidiaries ("CATS"), with a total consideration of GBP 150,460 (with equivalent to RMB 1,299,365), including GBP 40,208 cash consideration and GBP 110,252 of debt settlement on behalf of CATS. Total consideration has been fully paid as of August 31, 2019. CATS provides education services to international students with global campuses located across the United Kingdom, the United States, and Canada.

The acquisition of 100% equity interest of CATS has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities' operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of July 12, 2019, the date of acquisition, as follows:

		Amortization
	RMB	Period
Cash and cash equivalents	68,616
Account receivable, net	22,044
Other current assets	80,684
Property and equipment, net	116,911	3 years- indefinite or the lesser of remaining of life of lease
Deferred tax assets	12,875
Intangible assets
Brand name	342,925	Indefinite
Student base	16,348	1 year
Goodwill	1,025,504
Other current liabilities	(179,214)
Contract liabilities	(200,098)
Deferred tax liabilities	(7,230)
Total consideration and value to be allocated to net assets	1,299,365

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

Other acquisitions

On December 1, 2018, the Group acquired 100% equity interest of Bournemouth Collegiate School ("BCS") with a total cash consideration of approximately RMB 91,958, which has been fully paid as of August 31, 2019. BCS is an independent co-educational day and boarding school for pupils aged 2 to18, located in Bournemouth, Dorset, England. The goodwill acquired from the acquisition was insignificant.

3.       BUSINESS COMBINATION - continued

Pro forma results of acquisitions (unaudited)

The following table summarizes unaudited pro forma results of operations for the years ended August 31, 2018 and 2019, assuming that these acquisitions occurred as of the beginning of the comparable annual reporting period. These pro forma results have been prepared for comparative purpose only based on management's best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the year ended August 31, 2018 and 2019

	2018	2019
	Unaudited	Unaudited
Pro forma revenue	2,567,416	3,262,903
Pro forma income from operations	309,667	378,279
Pro forma net income attributable to the Group	263,314	299,833

Business combinations in fiscal year 2020:

Acquisition of St. Michael's School ("STM") and Bosworth Independent School ("BIC")

On September 2, 2019, the Group acquired 100% equity interest of STM and BIC, with a total consideration of GBP 40,730 (with equivalent to RMB 352,699). Prior to fiscal year 2020, the Group has made a deposit of GBP 38,310 (approximately RMB 333,348 ), and remaining consideration has been fully paid as of August 31, 2020. STM and BIC provide independent boarding education services to students from the UK and abroad in the UK.

The acquisition of 100% equity interest of STM and BIC has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of acquisition. The purchase price was allocated as of September 2, 2019, the date of acquisition, as follows:

		Amortization
	RMB	period
Cash and cash equivalents	18,076
Account receivable, net	737
Other current assets	21,474
Property and equipment, net	149,635	4-50 years
Intangible assets
Brand names	45,063	Indefinite
Student base	5,509	7 years
Goodwill	161,831
Other current liabilities	(8,232)
Contract liabilities	(32,324)
Deferred tax liabilities	(9,070)
Total consideration and value to be allocated to net assets	352,699

The identifiable tangible and intangible assets and any non-controlling interests in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. The goodwill was assigned to the overseas schools segment as a result of these acquisitions. The goodwill was primarily attributable to the synergy from the joint students recruiting events and channel, program design, development and marketing, and teacher training and recruitment opportunities.

3.       BUSINESS COMBINATION - continued

Other acquisitions

During the year ended August 31, 2020, the Group made two other business acquisitions.

The Group acquired 51% equity interest of Shanghai Huodai Business Information Consulting Co., Ltd. (“Linstitute”) with a total consideration of approximately RMB 28,709. As of August 31, 2020, the total unpaid consideration was RMB 16,469, at present value, which will be paid in 2.75 years and recorded in amounts due to related parties and other non-current liability due to related parties (non-controlling shareholder of Linstitute) in the consolidated balance sheets. The goodwill and non-controlling interests acquired from the acquisition were approximately RMB 47,799 and RMB 27,583, respectively. The Group also has options to purchase additional 29% equity interest in Linstitute if certain performance condition are met.

The Group acquired 100% equity interest of a company, which is primarily engaged in education services in China, for which the cash consideration of approximately RMB 5,500 was paid in full as of August 31, 2020. The goodwill acquired from the acquisition was insignificant.

Pro forma results of acquisitions (unaudited)

The following table summarizes the unaudited pro forma results of operations for the years ended August 31, 2019 and 2020, assuming that these acquisitions occurred as of the beginning of the comparable annual reporting period. These pro forma results have been prepared for comparative purpose only based on management's best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the year ended August 31, 2019 and 2020

	2019 Unaudited	2020 Unaudited
Pro forma revenue	3,380,844	3,397,563
Pro forma income from operations	380,311	308,057
Pro forma net income attributable to the Group	305,239	161,251

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

As of August 31, 2019, the balance of short-term investments amount to RMB 241,270, which consists of investment in a USD fund-linked note with a maturity date on May 28, 2020 (the "Notes"), representing approximately RMB 221,670, and a PRC bank wealth management product with an aggregate amount of RMB 19,600. The Notes was redeemed at the maturity date at the amount of its notional amount of USD 30,000 in the year ended August 31, 2020.

As of August 31, 2020, the balance of short-term investments pertains to investments in a USD Global Medium Term Note (the "GMT Note") with a maturity date on May 4, 2021 with an aggregate notional amount of USD 2,000 (approximately RMB 13,695).

5.       OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the following:

	As of August 31,
	2019	2020
	RMB	RMB
Other receivables from third parties (a)	69,857	70,452
Advances to employees	10,207	17,027
Deposits	11,914	16,977
Interest receivable	1,830	4,517
Prepaid tax and deductible value-added tax-in	8,929	16,811
Rental prepayment (b)	20,108	6,375
Prepayment for suppliers	36,351	43,308
Others	17,954	23,126
Total	177,150	198,593
(a)	Other receivables from third parties includes USD 8,711(approximately RMB 59,648) deposit paid for acquisition of equity interest of an US education group. The deposit was expected to be repaid in August of 2020 and was classified as current asset in prior year due to the termination agreed by contract parties. As of the date of this financial statements, the Company is in active negotiation on the repayment arrangement with the seller.
(b)	Rental prepayment represents the prepayment of rent related to leases less than 12 months.

6.       PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of August 31,
	2019	2020
	RMB	RMB
Lands	60,142	66,467
Buildings	750,458	912,986
Leasehold improvement	342,860	435,153
Motor vehicles	13,449	15,660
Electronic equipment	49,744	59,266
Office equipment	101,401	123,915
Furniture and other equipment	114,421	124,810
Others	51,191	84,529
Less: accumulated depreciation	613,913	767,368
Construction in progress	29,757	21,172
Property and equipment, net	899,510	1,076,590

For the years ended August 31, 2018, 2019 and 2020, depreciation expenses were RMB 78,286, RMB 106,107 and RMB 153,850 respectively.

7.      LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of August 31,
	2019	2020
	RMB	RMB
Cost	94,760	94,760
Less: accumulated amortization	6,556	8,684
Land use rights, net	88,204	86,076

7.      LAND USE RIGHTS, NET - continued

The lease period of the land use rights in PRC is 40-50 years. For the years ended August 31, 2018, 2019 and 2020, amortization expenses were RMB 973, RMB 1,357, and RMB 2,128 respectively.

8.       INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of August 31,
	2019	2020
	RMB	RMB
Brand names
with indefinite lives	345,624	411,240
with definite lives	104,586	113,786
Trademarks	32,016	32,016
Customer relationship	35,100	35,100
Non-compete agreements	45,700	49,100
Student base	16,476	23,152
Others*	6,500	9,190
Total costs	586,002	673,584
Less: accumulated amortization	33,991	76,057
Intangible assets, net	552,011	597,527

*  Others include core curriculum, software, backlog and license.

Amortization expenses for the intangible assets for the years ended August 31, 2018, 2019 and 2020 were RMB 6,620, RMB 23,355 and RMB 41,447 respectively. As of August 31, 2020, the estimated amortization expenses related to intangible assets for each of the next five years is expected to be RMB 29,087, RMB 26,715, RMB 21,535, RMB 19,172, and RMB 15,199 respectively.

9.      DEPOSITS FOR ACQUISITION

On May 20, 2019, The Group entered into an agreement to acquire the equity interests in a company engaged in education services for a total consideration of RMB 5,500. As of August 31, 2019, the Group paid RMB 5,137 as the deposit for the acquisition. The acquisition was completed during the year ended August 31, 2020 and the deposit paid was applied to the total purchase price (see Note 3 for details).

During the year ended August 31, 2019, the Group made a deposit of GBP 38,310 (approximately RMB 333,448) relating to the acquisition of 100% equity interests of STM and BIC in the UK. The acquisition was completed during the year ended August 31, 2020 and the deposit paid was applied to the total purchase price (see Note 3 for details).

10.     LONG-TERM INVESTMENTS

Long-term investments, consisted of the following:

	As of August 31,
	2019	2020
	RMB	RMB
Equity method investments:
Foshan Yingrui Gaoze Equity Investment Partnership (Limited Partnership) ("Gaoze Partnership") (a)	—	42,000
Startcamp Education Technology Limited ("Startcamp") (b)	9,901	9,362
BOTO Academic English Co., Ltd. ("BOTO") (c)	1,483	1,468
Other investments (d)	777	724
Equity securities without readily determinable fair value (e)	1,583	1,583
Held-to-maturity investments (f)	14,711	—
Total	28,455	55,137
(a)	In June 1, 2020, Gaoze Partnership was established with the total committed capital of RMB 1,270,000. The Group participates in Gaoze Partnership as a limited partner and invested RMB 42,000 as of August 31, 2020. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and owns 19.84% interest in Gaoze Partnership.
(b)	The Group acquired 25% equity interest in Startcamp for total cash consideration RMB 10,000 in the year ended August 31, 2019. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 99 and RMB 539 was recorded for the year ended August 31, 2019 and 2020, respectively.
(c)	The Group holds 30% equity interest in BOTO through acquisition of Can-achieve group. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 25, RMB 21 and RMB 15 were recorded for the years ended August 31, 2019 and 2020, respectively.
(d)	The other investments include 46% equity interest in Beijing Cloud Apply Co., Ltd. through the acquisition of Can-achieve Group and 50% equity interest in Sanli Foundation Education Limited through the acquisition of FGE Group. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. Loss of RMB 18, RMB 32 and RMB 53 were recorded for the years ended August 31, 2019 and 2020, respectively.
(e)	The Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. No impairment loss was recorded during the years ended August 31, 2018, 2019 and 2020, respectively.
(f)	Held-to-maturity investments primarily consist of wealth management products, which are certain deposits with different interest rates and fixed maturity dates of more than one year. As of August 31, 2019, the Group's long-term investments pertains to investments in the GMT Note with a maturity date of May 4, 2021 and an aggregate notional amount of USD 2,000 (approximately RMB 13,695). The GMT Note will be redeemed at the maturity date at an amount determined by reference to the performance of the underlying fund and such performance will therefore affect the nature and value of the investment return on the GMT Note. As of August 31, 2019, the carrying amount of the GMT Note was RMB 14,711; and it has been reclassified as short-term investments as of August 31, 2020.

11.     Goodwill

The following table summarizes the change in the carrying amount of goodwill by segment for the years ended August 31, 2020 and 2019:

	International		Overseas	Complementary	Education
	Schools	Kindergartens	Schools	Education Services	Technology	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2018	—	119,735	—	489,776	—	609,511
Additions (a)	125,155	52,514	1,025,504	76,766	192,510	1,472,449
Exchange realignment	—	—	8,118	—	—	8,118
Balance as of August 31, 2019	125,155	172,249	1,033,622	566,542	192,510	2,090,078
Additions (a)	—	2,704	161,831	—	47,799	212,334
Disposal (b)	—	—	—	(13,774)	—	(13,774)
Impairment (c)	(68,723)	—	—	—	—	(68,723)
Exchange realignment	—	—	64,194	—	—	64,194
Balance as of August 31, 2020	56,432	174,953	1,259,647	552,768	240,309	2,284,109

Note:

(a)	For the year ended August 31, 2019, the addition to goodwill reflects the excess of the consideration paid over the fair values of the identifiable net assets acquired of Chengdu Yinzhe, Hangzhou Impression, Shandong-based Qiqiaoban, Wuhan Sannew and CATS acquisitions (Note 3).

For the year ended August 31, 2020, the additions to goodwill reflects the excess of the consideration paid over the fair values of the identifiable net assets acquired of STM and BIC, Linstitute and an education service provider (Note 3).

(b)	During the year ended August 31, 2020, the Company disposed its 60.46% equity interest in a subsidiary, Guangzhou Zangxing Network Technology Co., Ltd. ("Zangxing") with a total cash consideration of RMB 30,344, resulting in the derecognition of goodwill RMB 13,774. Gain on disposal of Zangxing amounted to RMB 14,865 was recognized for the year ended August 31, 2020.
(c)	For each of the years ended August 31, 2018, 2019 and 2020, the Company performed impairment test of its goodwill. The impairment test performed during fiscal years ended August 31, 2018 and 2019 did not result in the fair value exceeding the carrying value; therefore, the Group recorded nil impairment loss on goodwill for the respective years. For the year ended August 31, 2020, the Group has determined that the underperformance of the Wuhan Sannew reporting unit since the acquisition date, market conditions and other factors including the uncertainty in the Sino-US relationship and adverse impacts from COVID-19, it was more likely than not that there were indications of impairment. The Group utilized the discounted cash flow model to and concluded the carrying amount of Wuhan Sannew reporting unit exceeded its fair value. Accordingly, the Group recorded RMB 68,723 as impairment loss on goodwill on the consolidated statement of operations for the year ended August 31, 2020. The impairment is recorded in international schools reportable segment.

12.     BOND PAYABLE

On July 31, 2019, the Company issued USD 300,000 (approximately RMB 2,146,190) in aggregate principal amount of bond due on July 31, 2022 (the "Bond"), unless earlier redeemed by the company. The Bond bears interest at a rate of 7.45% per year, payable semi-annually in arrears on the business day on or nearest to January 31 and July 31 of each year, beginning on January 31, 2020.

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

At any time and from time to time prior to July 31, 2022, the Company may at its option redeem up to 35% of the aggregate principal amount of the Bond at a redemption price of 107.45% of the principal amount of the Bond, plus accrued and unpaid interest, if any, to (but not including) the redemption date, with the proceeds from sales of certain kinds of the Company's capital stock, subject to certain conditions.

During the year ended August 31, 2020, the Group repurchased principal amount of USD 1,500 Bond in the open market with cash payment of RMB 10,659. As of August 31, 2019 and 2020, the carrying amount of the bond payable is USD 294,368 (approximately RMB 2,106,000) and USD 294,618 (approximately RMB 2,017,369), respectively. For the year ended August 31, 2019 and 2020, the Group recognized interest expense of USD 2,007 (approximately RMB 14,361) and USD 24,057 (approximately RMB 169,143) respectively. The effective interest rate is 8.35% and 8.37% per annum before and after the date of repurchase, respectively.

13.     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2019	2020
	RMB	RMB
Payroll and related benefits	247,459	255,674
Temporary receipt from students	149,408	124,248
Deposits received	71,075	62,506
Education subsidy	6,540	7,339
Loan payables	13,325	35,656
Accrual rental expense	20,757	1,430
Concession payable (b)	—	16,448
Professional fee	34,898	18,929
Commission fee	11,462	7,455
Housing subsidies-current	4,818	3,006
Offering subsidies-current	1,733	1,659
Other tax payable	13,448	14,593
Restructuring cost (a)	—	12,596
Accrual utilities expense	6,622	10,745
Others	33,537	61,113
Total	615,082	633,397

13.     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

Note:

(a)	For the Group's overseas schools operation, the Group is in the process of establishing a center of excellence to centralize certain functions of management, such as finance and IT. The restructuring cost primarily includes the compensation for the contract termination during the year ended August 31, 2020.
(b)	Concession payable represents the deferred rent payments related to COVID-19.

14.     SHORT-TERM AND LONG-TERM LOAN

During the year ended August 31, 2019, the Group entered into a 6-month loan agreement of RMB 50,000 with China Merchants Bank - Foshan Branch with an annual interest rate of 4.35%. As of August 31, 2020, principal of RMB 50,000 has been fully repaid.

In September 2019, the Group entered into a seven-year loan agreement of RMB121,500 with SPD Bank with an annual interest rate of 4.90%. Under the agreement, the Group is able to draw down up to RMB 121,500 from SPD Bank for the acquisition of Chengdu Yinzhe during the period from September 30, 2019 to September 30, 2021. Refer to Note 3 for details regarding business combination of Chengdu Yinzhe. The loan facility is secured by the Group's equity interest in Chengdu Yinzhe. As of August 31, 2020, the Group drew down RMB 85,000 from SPD Bank, of which, RMB 7,500 is to be repaid within one year as of August 31, 2020 and classified as short-term loan.

In January 2020, the Group entered into a banking facility agreement of RMB 930,800 with Agricultural Bank of China with a fixed interest rate of Loan Prime Rate (released by the National Inter-Bank Funding Center of the PRC) plus 20 basis points. The term of the loan agreement is one year with a maturity date of January 18, 2021. The loan is intended for general working capital purposes. The loan facility is secured by a bank deposit pledge of USD 150,000 (approximately RMB 1,027,110) which is recorded as restricted cash on the consolidated balance sheet as of August 31, 2020.

In April 2020, one of the Canadian subsidiary of the Group received an interest free loan amounted to CAD 80 (approximately RMB 419) from the government of Canada under the program named Canada Emergency Business Account due on or before December 31, 2022. The program intends to support small businesses during the COVID-19 pandemic.

15.     LEASES

The Group has operating leases mainly for campuses, office space and learning centers, the lease term ranges from less than 12 months to 28 years. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Group does not have options to extend or terminate leases, as the renewals or terminations of these leases are on negotiation basis. None of these leases contain material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to the leases are as follows:

As of August 31, 2020
RMB
ROU assets	1,964,686
Operating lease liabilities—current	210,082
Operating lease liabilities—non - current	1,802,544
Weighted-average remaining lease term	15.91 years
Weight-average discount rate	4.31%

15.     LEASES - continued

The components of lease costs of these operating leases for the year ended August 31, 2020 are as follow:

For the Year Ended August 31, 2020
RMB
Operating lease cost for fixed payments	221,337
Short - term lease costs	53,421
Variable lease costs	(2,719)
Total lease costs	272,039

Supplemental cash flow information related to the operating leases is as follows:

For the Year Ended August 31, 2020
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	194,524
Supplemental noncash information:
ROU assets obtained in exchange for new operating lease liabilities	75,752
Decrease of ROU assets for early terminations	(14,019)

The following table provides the maturities of the operating lease liabilities as of August 31, 2020:

Operating leases
Fiscal year ending
August 2021	211,907
August 2022	205,739
August 2023	179,975
August 2024	178,055
August 2025	166,317
August 2026 and thereafter	1,857,135
Total future undiscounted lease payments	2,799,128
Less : imputed interest	786,502
Total present value of operating lease liabilities	2,012,626

The future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 as of August 31, 2019 are as follows:

RMB
Fiscal year ending:
August 2020	194,285
August 2021	185,839
August 2022	179,723
August 2023	158,329
August 2024	158,339
August 2025 and thereafter	2,030,659
2,907,174

Impairment loss on operating lease right-of-use assets

The Group tests its long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. As a result of the adverse impacts of the COVID-19 pandemic on the economic environment and the Group's business strategy, the Group determined to close certain language training centers in the US resulting in four idled operating leases. The Group determine the fair value of the ROU assets based on the discounted value of estimated future cash flows including cash flows related to subleases, if any. For the year ended August 31, 2020, the Group recorded impairment loss of RMB 12,772 related to the ROU assets within the overseas schools reportable segment.

16.     SHARE CAPITAL

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

The Company completed a follow-on public offering of American Depositary Shares (“ADSs”) priced at US$19.00 per ADS on March 2, 2018. The Company issued and sold 10,000,000 ADSs, each representing one Class A Ordinary Share of the Company.

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

In September 2019, the Board of Directors approved a US$30,000 share repurchase program (the "2019 Repurchase Program"). Under the 2019 Repurchase Program, the Group repurchased 1,096,312 shares during the year ended August 31, 2020 with a cost of US$ 8,721 (approximately RMB 56,058). For the year ended August 31, 2020, the Board of Directors approved to cancel and retire 569,732 shares that were repurchased.

17.     REVENUE

The Group provides domestic K-12 and international education program in PRC and overseas. Overseas business includes arts programs, language programs and university foundation programs. The Group’s revenue includes tuition income from education programs, meal income, boarding income, commission income, study-abroad and career consulting service income, camp service and other education services related revenue. Revenue for the years ended August 31, 2018, 2019 and 2020 were primarily generated in the PRC, Hong Kong, Canada, the UK and US. Please refer to Note 24 for disaggregation of Revenue by geographical areas. The Group recognized majority of its revenue over time and have insignificant amount of revenue recognized at a point in time.

(a)	Disaggregation of revenue

	For the year ended August 31,
	2018	2019	2020
	RMB	RMB	RMB
Tuition income from education programs	1,254,390	1,689,952	2,210,159
Tuition income from complementary training institutes	85,098	123,895	137,083
Meal income	187,307	225,665	251,572
Boarding income	72,357	118,723	262,145
Commission income	50,236	138,587	142,856
Consulting service income	18,987	124,072	160,469
Other revenues	53,191	145,703	206,025
Less: sales tax	2,695	3,592	3,806
Total	1,718,871	2,563,005	3,366,503

17.     REVENUE - continued

(b)	Contract balances

	As of August 31,
	2019	2020
	RMB	RMB
Account receivable	21,528	19,271
Contract liabilities - Current	1,529,137	1,544,184
Non-current contract liabilities	—	1,772
Refund liabilities	20,259	70,711

Contract liabilities principally relate to customer advances received prior to performance of services. Substantially all contract liabilities at the beginning of the year ended August 31, 2020 were recognized as revenue during the year ended August 31, 2020.

Refund liabilities mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liabilities estimates are based on historical refund ratio on a portfolio basis using the expected value method.

18.   SHARE-BASED COMPENSATION

Share incentive plan

On December 15, 2017, the Company adopted the Bright Scholar Education Holdings Limited 2017 Share Incentive Plan (the “2017 Plan”). In 2017, the Company provided up to an aggregate of 845,000 Class A ordinary shares of the Company as stock based compensation to school principals and management team members with vesting period varying from 3 to 5 years.

On September 1, 2018, the Company granted 167,138 Class A ordinary shares to management of Can-achieve Group per ordinary share pursuant to the 2017 Plan. The vesting period of option is 3 year, and the vesting is subject to the performance indicator of the option holders. During any authorized leave of absence, the vesting of the option shall be suspended after the leave of absence exceeds a period of 90 days.

On January 18, 2019, the Company granted 2,545,000 Class A ordinary shares to certain member of the Company’s senior management team, pursuant to the Company's 2017 plan, in which, one tenth was vested and exercisable on grant date and the remaining options will vest over 6 years from grant date. Vesting is subject to the continuous services of the option holders to the Company and the financial and operating performance of the Group. During any authorized leave of absence, the vesting of the option shall be suspended after the leave of absence exceeds a period of 90 days.

In the event of termination of the option holders' continuous service for cause, the option holders' right to exercise the option shall terminate concurrently, except otherwise determined by the plan administrator, and the Group shall have the rights to repurchase all vested options purchased by the option holders. The Company uses the Binomial tree of lattice pricing model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm. The post-vesting forfeiture rate is estimated by the Group at the range of 0%-15% by different level of principals and management team members.

The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2018	2019
Expected dividend yield	0%	0%
Risk-free interest rate	1.84%-2.35%	2.75%-2.85%
Expected volatility	42%-51%	50%-51%
Expected life	2 or 10 years	8.90 or 9.29 years
Exercise multiples	2.20-2.80 times	2.20-2.80 times
Fair value of underlying ordinary shares (US$/share)	9.29-12.25	6.28-6.83

18.   SHARE-BASED COMPENSATION - continued

Notes:

(1)	The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.
(2)	The risk-free interest rate was estimated based on the US Government Bond yield with the maturity commensurate with the expected life.
(3)	The expected volatility of the underlying ordinary shares was estimated based on historical volatility of the Company for the period before the valuation date with length commensurate to expected life of the options.
(4)	The expected life was the contractual life of the share options.
(5)	The Company estimated the exercise multiple based on a consideration of various research studies regarding exercise pattern from historical statistical data.
(6)	The fair values of ordinary shares were determined based on the closing price in the market.

For the year ended August 31, 2018, 2019 and 2020, the share options movement were as follows:

			Weighted	Weighted
		Weighted	average	average
	Number	average	remaining	fair value	Aggregate
	of share	exercise	contractual	at grant	intrinsic
	options	price	years	date	value
		US$		US$	US$
As of August 31, 2017	—	—	—
Granted	845,000	8.74	8.63
Exercised	—	—	—
Forfeited/Cancelled	(47,896)	8.74	8.21
As of August 31, 2018	797,104	8.74	8.66	11.4	2,630,442
Granted	2,712,138	8.74	8.29
Exercised	(14,457)	8.74	—
Forfeited/Cancelled	(421,471)	8.74	8.30
As of August 31, 2019	3,073,314	8.74	8.33	7.98	(1,407,301)
Granted	—	—	—
Forfeited/Cancelled	(2,232,547)	8.74	7.29
Outstanding as of August 31, 2020	840,767	8.74	7.29	10.73	(823,950)
Vested and exercisable as of August 31, 2020	471,200	8.74	7.29	10.13	(461,776)

For the year ended August 31, 2018, 2019 and 2020, the Group recognized share-based payment expenses of RMB 29,061, RMB 51,664 and RMB (10,631), respectively, in connection with the share options granted to employees. The share-based award granted to members of senior management requires both a performance condition and service condition. During the fiscal year ended August 31, 2020, the Group assessed that the performance condition of certain employees is not probable of being met and recorded a reversal of share-based compensation amounting to RMB 34,252.The total fair value of share options vested was RMB 3,712, RMB 32,276 and RMB 32,851, respectively.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. As of August 31, 2018, 2019 and 2020, there was RMB 31,586, RMB 91,147 and RMB 4,098 unrecognized compensation expense, respectively, related to un-vested share options granted to executive and employees of the Group. As of August 31, 2019 and 2020, the unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average vesting period of 2.94 years and 1.39 years, respectively.

19.     INCOME TAX EXPENSE

Income tax expense consisted of the following:

	For the year ended August 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax expense (benefit):
The PRC	60,278	73,142	85,668
Canada	170	—	—
Hong Kong	243	11,225	(897)
The US	—	379	4,192
The UK	—	411	1,629
Deferred income tax expense (benefit):
PRC	6,599	(3,446)	5,841
Canada	92	(144)	(178)
The US	—	(514)	(4,605)
The UK	—	(473)	(12,658)
Total income tax expense:	67,382	80,580	78,992

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

The UK

The Company's subsidiaries operating in UK are subjected to income tax rate at 19%.

Canada

Can-Achieve International Education Limited (Vancouver) operating in Vancouver , Can-Achieve Academy Limited and CEG Holdings Canada Inc. and its subsidiaries operating in Toronto are subject to income tax rate ranging from 26% to 26.5% according to the province tax rates.

Hong Kong

The Group's subsidiaries operating in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%.

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

19.     INCOME TAX EXPENSE - continued

Zhuhai Bright Scholar is a company registered in Hengqin New Area whose main business, providing outsourcing consulting services, falls within the preferential enterprise income tax (“EIT”) catalogue of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 70% of its total revenue. Zhuhai Bright Scholar was classified as a domestically-owned enterprise in Hengqin New Area, Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 24, 2017 (date of incorporation). If Zhuhai Bright Scholar continues to meet the relevant requirements, it may be eligible for the preferential EIT rate until December 31, 2020.

Chengdu Yinzhe Education and Technology Co., Ltd. and Chengdu Laizhe Education and Technology Co., Ltd. established in the western development area of the PRC were subject to preferential tax rate of 15% of taxable profit for the year ended August 31, 2020.

Entities qualified as Software Enterprises ("SEs") enjoy EIT exemption for two years starting from its first profitable calendar year, followed by a 50% reduction for the subsequent three calendar years. Chengdu Zhi Yi Meng Software Technology Co., Ltd. was qualified as SEs and enjoyed the zero preferential tax rate in calendar year 2019 and 2020.

Further, according to Guoshui [2019]13 No.2, certain subsidiaries in the PRC qualified as “small-scaled minimal profit enterprise”. The first RMB 1 million of taxable income earned by a qualified company is subject to preferential income tax rate of 5%, while the remaining profits will be subject to income tax rate of 10%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group's deferred tax assets and liabilities were as follows:

	As of August 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	54,697	132,609
Others	5,409	3,231
Less: valuation allowance	29,773	100,162
Total deferred tax assets	30,333	35,678
Deferred tax liabilities:
Intangible assets	53,689	57,826
Total deferred tax liabilities	53,689	57,826

Movement in valuation allowance is as follows:

	For the year ended August 31,
	2018	2019	2020
	RMB	RMB	RMB
Beginning balance	12,283	18,164	29,773
Additions from acquisition	370	—	18,580
Additions	8,963	14,025	67,706
Reversal	(3,395)	(2,268)	(13,751)
Expired	(57)	(148)	(2,146)
Ending balance	18,164	29,773	100,162

19.     INCOME TAX EXPENSE - continued

As of August 31, 2018, 2019 and 2020, the tax loss carry-forward in the PRC amounted to RMB 143,424, RMB 179,400 and RMB 562,244, respectively, which would expire by the end of calendar year 2023, 2024 and 2025. During the year ended August 31, 2020, the Group acquired an international education services provider and an online international courses training company with the accumulated tax loss carry-forward of approximately RMB 74,320 in the UK and the PRC, in which the UK accumulated tax loss can be carried forward indefinitely to offset future taxable income. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 18,164, RMB 29,773 and RMB 100,162 had been established as of August 31, 2018, 2019 and 2020, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in consolidated financial statements for the years ended August 31, 2018, 2019 and 2020. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2020, the Group is subject to examination of the PRC tax authorities.

19.     INCOME TAX EXPENSE - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in year 2018, 2019 and 2020 to income before income taxes and the actual provision for income tax were as follows:

	For the year ended August 31,
	2018	2019	2020
	RMB	RMB	RMB
Net income before provision for income tax	316,325	333,577	243,761
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	79,081	83,394	60,940
Effect of expenses that are not deductible in determining taxable profit	8,238	13,481	17,323
Unrecognized tax losses	8,963	14,025	67,706
Utilization of tax losses previously not recognized	(3,395)	(2,268)	(13,751)
Expiration of tax losses previously recognized	—	—	1,721
Utilization of tax losses against pre-acquisition profits	—	8,837	—
Effect of tax rate difference from tax holiday and statutory rate in other jurisdictions	(25,497)	(36,889)	(54,286)
Others	(8)	—	(661)
Income tax expense recognized in profit or loss	67,382	80,580	78,992

If the tax holidays granted to certain schools and entities of the Group were not available, the Group's income tax expense would have increased by RMB 25,497, RMB 33,127 and RMB 47,597 for the years ended August 31, 2018, 2019 and 2020, respectively. The basic net earnings per share attributable to the Company would decrease by RMB 0.21, RMB 0.27 and RMB 0.40 for the years ended August 31, 2018, 2019 and 2020, respectively.

20.      EARNINGS PER SHARE

	For the year ended August 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator used in basic and diluted earnings per share:
Net earnings attributable to Bright Scholar Education Holdings Limited	246,969	241,099	161,005
Earnings available for future distribution	246,969	241,099	161,005
Shares (denominator):
Weighted average common shares outstanding used in computing basic earnings per share	122,088,201	122,322,894	120,158,001
Weighted average common shares outstanding used in computing diluted earnings per share	122,186,796	122,430,457	120,158,001
Net earnings per share
Basic	2.02	1.97	1.34
Diluted	2.02	1.97	1.34

As of August 31, 2018, 2019 and 2020, there are 361,307, 2,318,716 and 840,767 employee stock options or non-vested ordinary shares, were excluded from the computation of diluted net earnings per share in the periods presented, as their inclusion would have been anti-dilutive for the years presented.

21.     RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Country Garden Intelligent Services Group Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	Entities controlled by the chairperson of the Group
Foshan Shunde Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Zengcheng Crystal Water Plant Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Shunde Phoenix Optimal Commercial Co., Ltd.	Entities controlled by the chairperson of the Group
Huidong Country Garden Real Estate Development Co., Ltd.	Entities controlled by the chairperson of the Group
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Elite Architectural Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Giant Leap Construction Co., Ltd.	Entities controlled by the chairperson of the Group
Dongguan Country Garden Real Estate Development Co., Ltd.	Entities controlled by the chairperson of the Group
Kaiping Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Changsha Ningxiang Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Can-Achieve Global Edutour Co., Ltd.	Entities controlled by non-controlling interest shareholder
Guangzhou Biyouwei Catering Co., Ltd.	Entities controlled by the chairperson of the Group
Laian Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Chuzhou Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Wuhan Country Garden Property Management Co., Ltd.	Entities controlled by the chairperson of the Group
Baoding Baigou New town Honghua Eaton commerce co., Ltd.("Baoding Baigou")	Non-controlling interests shareholder of a subsidiary of the Group
Shaoguan Shunhong Real Estate Development Co., Ltd.	Entities controlled by the chairperson of the Group
Guangzhou Country Garden Shuttle Bus Services Limited	Entities controlled by the chairperson of the Group
Huaihua Zhiyi Network Technology Limited Partnership	Entities controlled by non-controlling interest shareholder
Huaihua Yimeng Network Technology Limited Partnership	Non-controlling interests shareholder of a subsidiary of the Group
Fine Nation Group Limited	Entities controlled by the immediate family of the chairperson of the Group
Shanghai Hanlue Information Technology Center Limited Partnership	Non-controlling interests shareholder of a subsidiary of the Group

The Group entered into the following transactions with its related parties:

	For the year ended August 31,
	2018	2019	2020
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by the chairperson are as below
Country Garden Intelligent Services Group Co., Ltd.	328	5,982	3,801
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	2,446	3,209	548
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	2,069	2,063	358
Foshan Shunde Country Garden Property Development Co., Ltd.	1,532	1,543	2,026
Zengcheng Crystal Water Plant Co., Ltd.	1,296	1,386	944
Guangdong Shunde Phoenix Optimal Commercial Co., Ltd.	—	999	893
Guangzhou Country Garden Shuttle Bus Services Limited	760	727	155
Huidong Country Garden Real Estate Development Co., Ltd.	814	200	—
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	—	47	327
Dongguan Country Garden Real Estate Development Co., Ltd.	—	—	988
Others	1,872	1,663	1,175
Total	11,117	17,819	11,215

21.     RELATED PARTY TRANSACTIONS - continued

	For the year ended August 31,
	2018	2019	2020
	RMB	RMB	RMB
Construction services provided by other entities controlled by the chairperson are as below
Guangdong Elite Architectural Co., Ltd.	—	817	—
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	—	791	—
Guangdong Giant Leap Construction Co., Ltd.	5,728	—	—
Total	5,728	1,608	—

	For the year ended August 31,
	2018	2019	2020
	RMB	RMB	RMB
Services provided to other entities controlled by the chairperson are as below
Huidong Country Garden Real Estate Development Co., Ltd.	3,445	1,595	2,024
Kaiping Country Garden Property Development Co., Ltd.	1,500	—	353
Changsha Ningxiang Country Garden Property Development Co., Ltd.	2,186	848	356
Guangzhou Biyouwei Catering Co., Ltd.	—	—	348
Others	37	—	117
Total	7,168	2,443	3,198

During fiscal year 2019, Fine Nation Group Limited issued a promissory note with a principal amount of USD 100,000 to the Company, which has been fully paid as of August 31, 2019 with an interest expense of RMB 4,547.

The following table presents amounts owed from and to related parties as of August 31, 2019 and 2020:

	As of August 31,
	2019	2020
	RMB	RMB
Amounts due from related parties
Foshan Shunde Country Garden Property Development Co., Ltd. (1)	3,576	—
Shaoguan Shunhong Real Estate Development Co., Ltd.(4)	—	10,000
Changsha Ningxiang Country Garden Property Development Co., Ltd. (2)	474	1,172
Kaiping Country Garden Property Development Co., Ltd. (3)	1,590	1,607
Can-Achieve Global Edutour Co., Ltd. (4)	3,144	3,915
Others	1,868	1,827
Total	10,652	18,521

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amount mainly represents the advance payment for purchasing services and materials or construction services provided by the entity controlled by Ms. Huiyan Yang("Ms. H "), chairperson of the Group.
(2)	The amounts mainly represent the receivables of the enrolment tuition discount provided to the owners of properties which were subsidized by real estate entities controlled by Ms. H.
(3)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd.
(4)	The amounts mainly represent the receivables from the respective entities in which consist of expense were paid on behalf of entities controlled by Ms.H. and a non-controlling interest shareholder, respectively.

21.     RELATED PARTY TRANSACTIONS - continued

	As of August 31,
	2019	2020
	RMB	RMB
Amounts due to related parties
Laian Country Garden Property Development Co., Ltd.(1)	11,550	11,550
Changsha Ningxiang Country Garden Property Development Co., Ltd. (1)	8,732	—
Chuzhou Country Garden Property Development Co., Ltd. (1)	30,769	30,769
Wuhan Country Garden Property Management Co., Ltd. (1)	3,154	3,154
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd. (2)	6,515	4,076
Guangdong Giant Leap Construction Co., Ltd. (2)	10,166	10,166
Baoding Baigou New Town Honghua Eaton Commerce Co., Ltd. (3)	3,000	6,000
Shanghai Hanlue Information Technology Center Limited Partnership (6)	—	11,573
Huaihua Zhiyi Network Technology Limited Partnership (4)	18,335	—
Huaihua Yimeng Network Technology Limited Partnership (4)	9,167	—
Huidong Country Garden Real Estate Development Co., Ltd. (5)	3,110	3,515
Others	5,540	5,760
Total	110,038	86,563

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

	As of August 31,
	2019	2020
	RMB	RMB
Other non-current liabilities due to related parties
Huaihua Zhiyi Network Technology Limited Partnership (4)	14,490	14,490
Huaihua Yimeng Network Technology Limited Partnership (4)	7,246	7,246
Shanghai Hanlue Information Technology Center Limited Partnership (6)	—	5,107
Total	21,736	26,843

Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)	The amounts mainly represent financing funds for maintaining daily operation of schools held by subsidiaries and the VIEs from other entities controlled by Ms. H, Chairperson of the Group.
(2)	The amounts mainly represent construction services provided by other entities controlled by Ms. H, Chairperson of the Group.
(3)	The amounts represent the financing funds for maintaining daily operation from Baoding BaiGou, the non-controlling interest shareholder.
(4)

The amounts represent the acquisition payables due to Huaihua Zhiyi Network Technology Limited Partnership and Huaihua Yimeng Network Technology Limited Partnership for the acquisition of Chengdu Yinzhe in fiscal year 2019.

(5)

The amount mainly represents the advance payment from Huidong Country Garden Real Estate Development Co., Ltd., the entities controlled by Ms.H, as the enrolment tuition discount to the owners of properties. The Group utilizes facilities and equipment provided by other real-estate subsidiaries controlled by Ms. H. In return, the Group gives enrolment priorities to the owners of properties with these affiliated companies when providing its educational services.

(6)	The amounts represent the acquisition payables to Shanghai Hanlue Information Technology Center Limited Partnership for the acquisition of Linstitute in fiscal year 2020.

22.     COMMITMENTS AND CONTINGENCIES

Capital commitment

As of August 31, 2020, future minimum capital commitments under non-cancelable contracts were as follows:

RMB
Capital commitment for construction of schools	36,466
Capital commitment for an equity method investment	210,000
Total	246,466

23.     NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from August 31, 2017 through August 31, 2020.

		Xinqiao	Chengdu	Wuhan	Hangzhou
	Can-achieve	Group	Yinzhe	Sannew	Impression	Linstitute	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at August 31, 2017	—	—	—	—	—	—	3,325	3,325
Income attributable to non-controlling interests	2,338	1,276	—	—	—	—	(1,680)	1,934
Disposal of a subsidiary*	—	—	—	—	—	—	(1,953)	(1,953)
Acquisition of subsidiaries	113,288	38,156	—	—	—	—	15,274	166,718
Balance at August 31, 2018	115,626	39,432	—	—	—	—	14,966	170,024
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	500	500
Income attributable to non-controlling interests	10,176	(1,518)	5,919	(1,135)	119	—	(1,902)	11,659
Effect of ASC606 new revenue standard	164	—	—	—	—	—	(6)	158
Foreign currency translation	(25)	—	—	—	—	—	87	62
Acquisition of subsidiaries	—	—	62,766	74,213	30,000	—	12,450	179,429
Balance at August 31, 2019	125,941	37,914	68,685	73,078	30,119	—	26,095	361,832
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	2,650	2,650
Income attributable to non-controlling interests	(4,017)	(3,875)	5,750	(84)	123	990	4,282	3,169
Foreign currency translation	(54)	—	—	—	—	—	25	(29)
Acquisition of subsidiaries (Note 3)	—	—	—	—	—	27,583	—	27,583
Disposal of a subsidiary*	—	—	—	—	—	—	(5,650)	(5,650)
Distribution of dividends to shareholders	—	—	—	—	(3,104)	—	—	(3,104)
Balance at August 31, 2020	121,870	34,039	74,435	72,994	27,138	28,573	27,402	386,451

Note*: During the year ended August 31, 2018, the Company disposed its equity interest in a subsidiary with a total consideration of RMB 7,000, and the carrying amount of the non-controlling interests of the disposed subsidiary as of the disposal date was RMB 1,953.

During the year ended August 31, 2020, the Company disposed its equity interest in a subsidiary with a total consideration of RMB 30,344, and the carrying amount of the non-controlling interests of the disposed subsidiary as of the disposal date was RMB 5,650.

24.     SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group.

In the fiscal year 2018, the Group identified four reportable segments, including International Schools, Bilingual Schools, Kindergartens and Complementary Education Services. During the year ended August 31, 2019, the Group acquired the overseas businesses and has assessed these businesses as one additional reportable segment. As of August 31, 2019, the Group has five reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools and Complementary Education Services. During the year ended August 31, 2020, the Group changed its internal management structure and has expanded the service offerings in utilizing technology to deliver online study programs, which forms an additional reportable segment called, Education Technology.

24.     SEGMENT INFORMATION - continued

The Group's CODM evaluates performance based on the operating segment's revenue and their operating results. The revenue and operating results by segments were as follows:

For the year ended August 31, 2018

	Domestic K-12 Schools
	International	Bilingual		Overseas	Complementary	Education
	Schools	Schools	Kindergartens	Schools	Education Services	Technology	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	589,599	534,008	399,249	—	196,015	—	1,718,871
Costs of revenue	(373,391)	(346,868)	(223,397)	—	(146,939)	—	(1,090,595)
Gross profit	216,208	187,140	175,852	—	49,076	—	628,276

For the year ended August 31, 2019

	Domestic K-12 Schools
	International	Bilingual		Overseas	Complementary	Education
	Schools	Schools	Kindergartens	Schools	Education Services	Technology	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	745,015	650,433	495,024	181,793	420,760	69,980	2,563,005
Costs of revenue	(456,003)	(400,043)	(279,315)	(145,625)	(286,925)	(18,103)	(1,586,014)
Gross profit	289,012	250,390	215,709	36,168	133,835	51,877	976,991

For the year ended August 31, 2020

	Domestic K-12 Schools
	International	Bilingual		Overseas	Complementary	Education
	Schools	Schools	Kindergartens	Schools	Education Services	Technology	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	872,857	722,396	373,028	835,927	458,968	103,327	3,366,503
Costs of revenue	(502,186)	(421,894)	(272,261)	(588,839)	(321,089)	(38,517)	(2,144,786)
Gross profit	370,671	300,502	100,767	247,088	137,879	64,810	1,221,717

The Group's CODM review the financial position at consolidated level, thus total assets of each operating segment is not presented.

GEOGRAPHIC INFORMATION

The Group's revenues are attributed to geographic areas based on the selling location.

The following table presents total revenues for the years ended August 31, 2018, 2019 and 2020 from a geographical perspective:

	For the year ended August 31,
	2018	2019	2020
Revenues from sales originated:
China **	1,710,756	2,366,078	2,528,591
Canada	3,668	10,226	16,914
The US	4,447	24,977	188,111
The UK	—	161,724	632,887
Total	1,718,871	2,563,005	3,366,503

The following table presents long-lived assets including property and equipment, net, land use rights, net and operating and finance lease right-of-use assets as of August 31, 2019 and 2020 from a geographical perspective:

	As of August 31,
	2019	2020
China **	776,483	1,107,759
Canada	3,013	12,918
The US	52,184	440,053
The UK	156,034	1,566,622
Total	987,714	3,127,352

** Includes mainland China and Hong Kong.

25.     CONTRIBUTION PLAN

In mainland China, full-time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total contributions for such employee benefits were RMB 118,864, RMB 165,472 and RMB 138,235 for the years ended August 31, 2018, 2019 and 2020, respectively.

The Company also provides other defined contribution plans for the benefit of overseas employees. Total contribution for such employee benefits for the year ended August 31, 2020 was recorded in consolidated income statement RMB 16,748.

26.     STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

26.     STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2018, 2019 and 2020, the Group made apportions of nil, nil and RMB 622 to the statutory surplus reserve fund, respectively, and nil, nil and nil to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Restricted net asset include paid-in capital, additional paid-in capital, the statutory reserves and the retained earnings of the Company's PRC subsidiaries and VIEs.

	As of August 31
	2019	2020
	RMB	RMB
Paid in capital	682,000	645,662
Additional paid in capital	124,151	113,492
Statutory reserves	2,396	3,118
Retained earnings	853,039	1,172,995
Total	1,661,586	1,935,267

27.     CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

For the purpose of the consolidated statement of cash flows, cash and cash equivalents, and restricted cash included cash on-hand and in banks and restricted cash. Cash and cash equivalents, and restricted cash at the end of reporting year end as shown in the consolidated statements of cash flows can be reconciled to the related items in the consolidated balance sheets as follow:

	As of August 31
	2019	2020
	RMB	RMB
Cash and cash equivalents	3,246,995	3,377,684
Restricted cash	18,019	1,046,253
Total	3,265,014	4,423,937

28.     SUBSEQUENT EVENTS

On November 11, 2020, the Company announced that the Board of Directors has approved a US$50 million share repurchase program, effective from November 20, 2020 and expiring on November 19, 2021.

The COVID-19 pandemic has resulted in quarantines, travel restrictions in most parts of the world and the temporary closure of certain public services. While the pandemic has been mostly under control in China, the pandemic may continue to affect the Group's overseas related businesses and its financial condition and operating results for fiscal year 2021, including but not limited to negative impact to the Group's total revenues and growth outlook or impairment to the Group's long-lived assets, long term investments and others.

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

BALANCE SHEET

(Amounts in thousands)

	As of August 31,	As of August 31,
	2019	2020
	RMB	RMB	USD
			Note 2(g)
ASSETS
Current assets
Cash and cash equivalents	1,496,959	220,523	32,205
Restricted cash	—	1,027,110	150,000
Amounts due from subsidiaries and VIEs	2,172,665	2,514,030	367,151
Amounts due from related parties	7	7	1
Other receivables, deposits and other assets	64,384	69,876	10,206
Short-term investments	221,670	13,695	2,000
Total current assets	3,955,685	3,845,241	561,563
Investment in subsidiaries and VIEs	883,559	1,029,229	150,309
Long-term investments	14,711	—	—
Total non-current assets	898,270	1,029,229	150,309
TOTAL ASSETS	4,853,955	4,874,470	711,872
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other current liabilities	23,475	19,970	2,916
Amounts due to subsidiaries and VIEs	11	97,957	14,306
Non-current liabilities
Other non-current liabilities	3,033	1,244	182
Bond payable	2,106,000	2,017,369	294,618
TOTAL LIABILITIES	2,132,519	2,136,540	312,022
EQUITY
Share capital (US$0.00001 par value; 120,585,274 shares issued and outstanding as of August 31, 2019, 119,488,962 shares issued and outstanding as of August 31, 2020)	8	8	1
Additional paid-in capital	2,105,189	1,854,262	270,798
Accumulated other comprehensive income	78,955	185,371	27,072
Retained earnings	537,284	698,289	101,979
TOTAL EQUITY	2,721,436	2,737,930	399,850
TOTAL LIABILITIES AND EQUITY	4,853,955	4,874,470	711,872

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF OPERATIONS COMBINED AND COMPREHENSIVE INCOME FOR THE YEARS ENDED AUGUST 31, 2020

(Amounts in thousands)

	2018	2019	2020
	RMB	RMB	RMB	USD
				Note 2(g)
Other operating income	1,590	1,670	2,147	314
Selling, general and administrative expenses	(34,753)	(58,025)	2,805	410
Other expenses	(49)	(60,612)	(26)	(4)
Interest income, net	21,249	17,482	8,792	1,284
Investment income	—	7,373	1,617	236
Equity in earnings of subsidiaries and VIEs	258,932	333,211	145,670	21,273
Net income	246,969	241,099	161,005	23,513
Other comprehensive income	112,264	3,185	106,416	15,542
Comprehensive income	359,233	244,284	267,421	39,055

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	2018	2019	2020
	RMB	RMB	RMB	USD
				Note 2
Cash flows from operating activities
Net income for the year	246,969	241,099	161,005	23,513
Share-based compensation	29,061	51,664	(10,631)	(1,553)
Investment income	—	(7,373)	(211)	(31)
Finance costs	—	18,908	12,288	1,795
Equity in earnings of subsidiaries and VIEs	(258,932)	(333,211)	(145,670)	(21,273)
Other receivables, deposits and other assets	(2,131)	(60,380)	(3,050)	(445)
Accrued expenses and other current liabilities	903	(3,857)	(3,572)	(522)
Amounts due to subsidiaries and VIE	—	11	100,209	14,635
Other non-current assets and liabilities	4,654	(1,621)	(1,789)	(261)
Amounts due from subsidiaries and VIE	(378,388)	(1,727,903)	(254,001)	(37,095)
Amounts due from related parties	—	(7)	—	—
Net cash used in operating activities	(357,864)	(1,822,670)	(145,422)	(21,237)

Cash flows from investing activities
Purchase of investments	(190,920)	(13,416)	—	—
Proceed from redemption of investments upon maturity	—	—	213,860	31,232
Net cash used in investing activities	(190,920)	(13,416)	213,860	31,232

Cash flows from financing activities
Dividend to shareholders	—	—	(184,238)	(26,906)
Proceeds from follow-on offering	1,151,702	—	—	—
Repurchase of ordinary shares	(108,938)	(417,149)	(56,058)	(8,187)
Proceeds from issuance of bonds	—	2,069,160	—	—
Issuance cost of bonds	—	(32,971)	—	—
Proceeds on exercise of stock options	—	858	—	—
Repurchase of bonds	—	—	(10,659)	(1,557)
Net cash provided by/ (used in) financing activities	1,042,764	1,619,898	(250,955)	(36,650)
Net change in cash and cash equivalents	493,980	(216,188)	(182,517)	(26,655)
Cash, cash equivalents and restricted cash at beginning of the year	1,094,979	1,702,804	1,496,959	218,617
Effect of exchange rate changes on cash and cash equivalents	113,845	10,343	(66,809)	(9,757)
Cash, cash equivalents and restricted cash at end of the year	1,702,804	1,496,959	1,247,633	182,205

Note to Schedule 1

(In thousands)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of August 31, 2020, RMB 1,935,267 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended August 31, 2018, 2019 and 2020.

1.Basis of preparation

The condensed financial statements of the Company has been prepared using the same accounting policies as set out in its financial statements, except that the Company has used the equity method to account for its subsidiaries and its variable interest entities. Accordingly, the condensed financial information presented herein represents the financial information of the Company.

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

2. Convenience translation

Translations of balances in condensed financial information of parent company balance sheets, statements of operations statements of comprehensive income and statements of cash flows from RMB into US dollars as of and for the year ended August 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8474, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on August 31, 2020, or at any other rate.