Form 20-F
period 2021-08-31
Bright Scholar Education Holdings Ltd
filed 2022-01-18
CIK 1696355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR THE SECURITIES ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

For the fiscal year ended August 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from    to

Commission file number: 001-38077

Bright Scholar Education Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

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

Class A ordinary shares, par value US$0.00001 each	25,502,175
Class B ordinary shares, par value US$0.00001 each	93,690,000

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issue by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADSs” refers to American depositary shares, each of which represents one Class A ordinary share;

●	“Affected Entities” refers to private schools within China that are affected by the Implementation Rules, entities holding such private schools as well as other enterprises within China that are affected by the Implementation Rules which are listed in “Item 4. Information on the Company—C. Organizational Structure”;

●	“A-Level” or “A Levels” refers to the General Certificate of Education (Advanced Level) Examination, a subject-based qualification conferred as part of the General Certificate of Education, as well as a school leaving qualification offered by the educational bodies in the United Kingdom and the educational authorities of British Crown dependencies to students completing secondary or pre-university education;

●	“BGY Education Investment” refers to BGY Education Investment Management Co., Ltd., which was historically controlled and consolidated by Bright Scholar Holdings through contractual arrangements but has been deconsolidated on August 31, 2021, and, together with its subsidiaries and schools, classified as discontinued operations;

●	“Bright Scholar Holdings” refers to Bright Scholar Education Holdings Limited, our Cayman Islands holding company;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Country Garden” refers to Country Garden Holdings Company Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2007), a related party, and its subsidiaries;

●	“fiscal year” refers to the period from September 1 of the previous calendar year to August 31 of the concerned calendar year;

●	“Implementation Rules” refers to the Implementation Rules for Private Education Laws, which was issued by the PRC State Council on May 14, 2021 and became effective on September 1, 2021;

●	“learning centers” refers to entities providing after-school education training services, including English proficiency training and extracurricular programs;

●	“ordinary shares” or “shares” refers to our Class A and Class B ordinary shares of par value US$0.00001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“school” refers to each of our international schools, bilingual schools, overseas schools and kindergartens, unless otherwise specified, before the deconsolidation of BGY Education Investment, and each of our overseas schools and domestic for-profit kindergartens, unless otherwise specified, after the deconsolidation of BGY Education Investment, as the context requires;

●	“school year” refers to the annual period of instruction at each school respectively, which customarily runs from September of the previous calendar year to July of the concerned calendar year;

●	“SEC” refers to the Securities and Exchange Commission of the United States;

●	“US$,” “U.S. dollars,” “$” and “dollars” refers to the legal currency of the United States of America;

●	“VIEs” refers to the entities that Bright Scholar Holdings controls and consolidates or used to control and consolidate through contractual arrangements, as the context requires, including (1) BGY Education Investment and the schools and subsidiaries it held, as the context requires, prior to its deconsolidation; and (2) Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd. and subsidiaries and schools they hold respectively, as the context requires, before and after the deconsolidation of BGY Education Investment;

●	“we,” “us,” “our,” and “our company” refers to Bright Scholar Education Holdings Limited, its subsidiaries and its VIEs; and

●	“Zhuhai Bright Scholar” refers to Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd., our wholly-owned subsidiary in China.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2019, 2020 and 2021 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.4604 to US$1.00, the noon buying rate in effect on August 31, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On January 7, 2022, the noon buying rate was RMB6.3769 to US$1.00.

Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling BGY Education Investment, our affiliated entity which controls and holds our domestic schools, through certain contractual arrangements, and indirectly holding Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. We conduct our business operations through both our consolidated subsidiaries and the VIEs, which we effectively control through certain contractual arrangements. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). As a result, we have to control over the VIEs through contractual arrangements. Our VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operation through a series of contractual agreements with the VIEs. The contractual agreements with the VIEs are designed to provide Zhuhai Bright Scholar with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenue of the VIEs. As a result of our direct ownership in Zhuhai Bright Scholar and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. Investors in the ADSs are not purchasing equity securities of the VIEs, but instead, are purchasing equity securities of our ultimate Cayman Islands holding company. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIEs and may intervene with or influence our operations or the development of the private education industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended August 31, 2021 have been audited by an independent registered public accounting firm that is located in China and is among the PCAOB-registered public accounting firms headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. However, we have not been identified by the SEC as a commission-identified issuer under the Holding Foreign Company Accountable Act (“HFCAA”), as of the date of this annual report. If, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. Additionally, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years. Furthermore, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the NYSE, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

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

A.  [Reserved]

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

Risk Factor Summary

Risks Related to Our Business

●	compliance with the Implementation Rules materially and adversely affecting our business, financial condition, results of operations and prospect in the future;

●	our ability to execute our growth strategies or continue to grow as rapidly as we have in the past;

●	our ability to remain profitable or increase profitability in the future;

●	our corporate structure on contractual arrangements which has caused us to lose control of the Affected Entities;

●	PRC laws and regulations imposing significant limitations on our ability to engage in the private for-profit education business;

●	limitations on our ability to maintain the operation of our kindergartens and to expand our kindergarten network;

●	our learning centers being able to secure required educational permits and business license;

●	acquisition related risks as a result of our acquisition strategy;

●	our ability to manage our business expansion and integrate businesses we acquire;

●	unknown or contingent liabilities related to the acquired businesses;

●	our ability to meet financial obligations due to the net current liabilities as of August 31, 2021 and our ability to continue on a going concern basis;

●	our ability to secure additional capital for our future expansion;

●	our ability to ramp up existing schools and successfully launch new schools;

●	our ability to engage with the Affected Entities to provide education services as we expected;

●	our ability to enroll and retain a sufficient number of students;

●	accidents, injuries or other harm that may occur at our schools, learning centers or the events we organize; and

●	our ability to charge tuition or other fees at sufficient levels.

Risks Related to Our Corporate Structure

●	ownership structure and contractual arrangements being challenged by extensive regulation over private education service business in China;

●	uncertainties in the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;

●	contractual arrangements with the VIEs and their shareholders being ineffective in providing control as direct ownership;

●	uncertainties in the interpretation of newly issued rules, regulatory actions and statements related to VIEs and private schools, under which we may be unable to assert our contractual rights over the assets of the VIE;

●	failure by the VIEs and their shareholders to perform their obligations under the contractual arrangements;

●	potential conflict of interest between us and our largest shareholders; and

●	additional taxes owed by us or the VIEs due to the PRC tax authorities’ scrutiny over our contractual arrangement.

Risks Related to Doing Business in China

●	overall economy in China or the education services market affected by PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;

●	uncertainties with respect to the PRC legal system;

●	any actions by the Chinese government may cause us to make material changes to the operation of our PRC subsidiaries or the VIE;

●	any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us;

●	unfavorable tax consequences to us as a result of us being classified as a PRC “resident enterprise;”

●	significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries;

●	significant uncertainties in the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations;

●	uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies; and

●	restrictions on currency exchange.

Risks Related to Our Ordinary Shares and ADSs

●	exemptions from requirements applicable to other public companies due to our status as an emerging growth company;

●	volatile ADS trading price;

●	decline in our ADS price due to substantial future sales or perceived potential sales of our ADSs;

●	decline in our ADS price due to techniques employed by short sellers;

●	limitation on your ability to influence corporate matter’s due to our dual-class share structure with different voting rights; and

●	decline in our ADS price due to inaccurate, unfavorable or little research about us.

Risks Related to Our Business

Our compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future, and we have been subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017 and were further amended on December 29, 2018 (the “Amended Law”). Pursuant to the Amended Law, sponsors of private schools may choose to establish schools in China either as non-profit or for-profit schools. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. On the other hand, sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and the Amended Law is affected by many factors, including but not limited to the characterizations of our schools as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. If our schools are unable to be registered as for-profit private education entities, the approval of which is subject to the discretion of government authorities, our contractual arrangements with such schools may be subject to more stringent scrutiny. Furthermore, pursuant to the Amended Law, sponsors are not permitted to establish for-profit schools if such schools provide compulsory education services, which cover grades one to nine. Nevertheless, during the reporting period, compulsory education services accounted for a significant portion of our student base as well as revenue. For further details, see “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations on Private Education in the PRC—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education.”

On May 14, 2021, the PRC State Council announced the Implementation Rules for Private Education Laws (the “Implementation Rules”), which became effective on September 1, 2021. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party.

The Implementation Rules have had significant impacts on our business operations and our results of operations. After consultation with its PRC legal counsel and external advisors, we reached the conclusion that, as a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities, which primarily include our private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China that are affected by the Implementation Rules. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued all business activities with such entities by August 31, 2021 while continuing to provide essential services to keep these schools open. As a result, our ability to engage in the private not-for-profit education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our business, prospects, results of operations and financial condition.

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

As of the date of this annual report, the domestic school network under our continuing operations in China includes eight kindergartens in China, all of which are registered as for-profit kindergartens, as the discontinuation has caused our domestic school network to shrink drastically, due to the effectiveness of the Implementation Rules. We cannot assure you that we will be able to effectively expand our domestic school network, which could materially and adversely affect our business, prospects, results of operations and financial condition. For our continuing operations, we intend to enroll students, recruit teachers and educational staff, increase the utilization rates of our existing and new schools and invest in overseas and complementary businesses. However, we may not be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

●	we may not be able to attract and retain a sufficient number of students for our existing and new schools;

●	we may be unable to successfully integrate complementary or acquired businesses with our current service offerings and achieve anticipated synergies;

●	we may not be able to hire and retain principals, teachers, educational staff and other employees for our existing and new schools;

●	we may require more time than expected to obtain the accreditation for the education programs, particularly the international education programs, at our schools;

●	we may be unable to continue to refine our curricula and optimize our students’ academic performance;

●	our business partner, Country Garden, a related party, may be unable to develop new residential communities at locations with a robust demand for private education or sell residential units to a sufficient number of buyers seeking convenient access to private education;

●	the development of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;

●	we may be unable to successfully build our brand name and launch schools independent of Country Garden;

●	we may be subject to further limitation in our ability to engage in the private for-profit education business; and

●	we may be unable to successfully execute new growth strategies.

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

We may not be successful in maintaining or increasing overall profitability. In particular, certain of our schools, especially those at the ramp-up stage and with comparatively low utilization rates, are currently operating at a loss and we may not be able to improve the profitability of these schools, and new schools we launch may negatively impact our profitability. Our ability to maintain or increase overall profitability has been and will be affected by the deconsolidation of the Affected Entities due to the effectiveness of the Implementation Rules.

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

Our corporate structure is built upon a series of contractual arrangements which has caused us to lose control of the Affected Entities.

On August 17, 2020, the PRC Ministry of Education (the “MOE”), and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which further strengthen the regulation of private education fees. The Opinions on Further Standardization of Education Fee stipulate that private schools must publicize the itemized fees and standards at a prominent location in the school and indicate the itemized fees and standards in the admissions brochure and admission notice. If fees that should be publicized are not publicized, or the content of the publicity is not in compliance with the relevant policies, students are entitled to refuse the payment of the fees. In addition, the Opinions on Further Standardization of Education Fee emphasizes that sponsors of non-profit schools shall not transfer proceeds generated from operating such schools by way of related party transactions that fail to meet the requirements of being open, fair or just, and other service fees charged to our students must be charged based on a reasonable basis and voluntary and non-profit principles. If the regulatory authority deems otherwise, our operations may be adversely affected.

On September 7, 2020, the MOE published the Draft Preschool Education Law for public comments. The Draft Preschool Education Law, among other things, tightens restrictions over kindergartens in pursuing profits and prohibits social capital from controlling state-run kindergartens and non-profit kindergartens through mergers and acquisitions, entrusted operation, franchising, through variable interest entities or via contractual control.

In addition, pursuant to the Implementation Rules, which became effective on September 1, 2021, private school providing compulsory education shall not conduct any transaction with any related party, and any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the interests of the state and the school or the rights and interests of the teachers and students, which may impose restrictions on the above-mentioned related party transactions. Such prohibition has significantly affected the enforceability of the exclusive management services and business cooperation agreements with affiliated entities providing compulsory education. Therefore, we concluded that we lost control of the schools providing compulsory education, not-for-profit kindergartens, and the sponsor entities as from August 31, 2021 and such VIE contractual arrangements with them has become invalid since then and classified them as discontinued operations. Such discontinuation has had a material and adverse impact on our business, financial condition and results of operations.

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

In addition, on January 22, 2019, the General Office of the State Council issued the Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas (the “Circular on Initiating the Rectification”), which requires existing community-affiliated kindergartens to be handed over to local education authorities and shall be held by local education authorities as public kindergartens or turn into inclusive kindergartens operated by authorized social entities. It also provides that community-affiliated kindergartens shall be not-for-profit. As of the date of this annual report, the domestic school network under our continuing operations in China includes eight kindergartens in China, all of which are registered as for-profit kindergartens, as the discontinuation has caused our domestic school network to shrink drastically due to the effectiveness of the Implementation Rules. See “— Our compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future, and we have been subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.” As of the date of this annual report, we do not own any not-for-profit community-affiliated kindergartens, and we do not plan to sponsor any not-for-profit community-affiliated kindergartens in the future, as the Circular on Initiating the Rectification has significantly restricted our ability to sponsor community-affiliated kindergartens. However, we cannot assure you that the domestic kindergartens we currently operate will not be classified as community-affiliated kindergartens and thus become not-for-profit. If any of the kindergartens we operate is classified as a community-affiliated kindergarten, we may become unable to continue to operate such kindergarten, which could materially and adversely affect our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education.”

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

As of the date of this annual report, three out of 18 of our learning centers in China currently in operation do not possess the operating permits or business licenses required by the regulatory changes discussed above. Although the implementing rules for the Amended Law or the relevant local regulations have not been published to the public, we are in the process of preparing filings and applying for permits for these learning centers in accordance with the Opinions 80 and relevant PRC laws and regulations but do not expect to complete all such filings and obtain all such permits in the near term. If we fail to obtain such required permits and licenses, we may be subject to fines or confiscation of profits derived from noncompliant operations and we may be unable to continue the operations at our noncompliant learning centers, which could materially and adversely affect our business and results of operations.

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

In recent years, we have expanded rapidly through acquisitions in China and overseas. As part of our global expansion plan, we have been exploring merger and acquisition opportunities abroad to expand our global school network, targeting quality K-12 private education providers and reputable schools in our targeted overseas countries and jurisdictions. For further details, see “Item 4. Information on the Company—B. Business Overview—Our Expansions and Investments.”

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

We recorded net current liabilities as of August 31, 2021.

As of August 31, 2021, we had net current liabilities of RMB342.9 million (US$53.1 million) for our continuing operations. We cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our business. There can be no assurance that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying our loans upon maturity and finance our capital commitments. If we fail to meet our financial obligations, our business, liquidity, financial condition and prospects could be materially and adversely affected.

As of the date of this annual report, our management has concluded that we will have sufficient financial resources to support our operations and meet our financial obligations and commitments as they become due. Therefore, our financial statements have been prepared assuming we will continue on a going concern basis. However, our ability to continue as a going concern is dependent on our ability to generate sufficient profits and/or obtain necessary funding from outside sources, and we cannot assure you that we will be able to generate such profits or obtain such funding. Failure to continue as a going concern would require that our assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

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

As of the date of this annual report, we have a network of eight kindergartens in China, all of which are in the ramp-up period which typically follows within the first five fiscal years upon the launch of a new school, as the discontinuation has caused our domestic school network to shrink drastically, due to the effectiveness of the Implementation Rules. See “—Our compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future, and we have been subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.” Three of the eight domestic kindergartens currently in the ramp-up period are operating at a loss. We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in these schools, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at schools in a manner that ensures a consistently high quality of education service. Additionally, we may, in the future, launch schools in collaboration with school development partners, including Country Garden, and on our own. We or our partners may encounter difficulty in procuring the land and obtaining the permits for construction. We cannot assure you that we will be able to apply our experience from the operation of our existing schools to new schools or that we will be able to obtain the requisite accreditations or recruit a sufficient number of qualified teachers. If we fail to attract students to our existing schools or start new schools with the requisite accreditations and teachers, our business growth and prospects could be materially and adversely affected.

We may be unable to engage with the Affected Entities to provide education services as we expected.

Due to the effectiveness of the Implementation Rules, we are exploring means to dispose of the Affected Entities, including but not limited to gratuitous donation. Following the effectiveness of the Implementation Rules, we have been engaging with the relevant government authorities and external advisors to seek full compliance with the Implementation Rules and other applicable PRC laws and regulations. However, we are exploring the possibility of continuing to engage with the Affected Entities in future cooperation on mutually acceptable terms and in full compliance with the Implementation Rules and other applicable PRC laws and regulations. The future cooperation may involve our provision of management services to the Affected Entities, such as consultation for school operation, catering and accommodation, property management and maintenance, administrative management, student recruiting and school branding. However, the future cooperation with the Affected Entities, if any, will be arm’s length transactions on mutually acceptable terms, and we cannot assure you that the cooperation under contemplation will be specifically permitted by competent government authorities or that we will be able to agree on commercial terms satisfactory to us, and as such, we may be unable to effect the cooperation with the Affected Entities as we expect.

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

Our business, financial condition and results of operations could be materially and adversely affected if we cannot maintain or increase our student base as we expand our school network.

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

In addition, if we add new kindergartens to our domestic school network in the future, we cannot assure you that we will be able to obtain the for-profit school designation for such schools. As a result, we may not be able to maintain our current tuition fee rates and may not be able to raise any of such fees for our kindergartens at our desired rates, times and places or at all in the future under the framework of the Amended Law for Promoting Private Education.

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

We may launch new schools in China in collaboration with school development partners, including Country Garden, and on our own. We cannot assure you that we will obtain leases for school premises or enter into school operation agreements on commercially reasonable terms, or at all. Country Garden has an internal policy that designates us as a preferred school operator partner, under which we are entitled to a right of first refusal on school development projects in connection with its new residential properties. We cannot assure you that Country Garden will faithfully implement this policy or will not amend it, and we do not have any standing to require Country Garden to do otherwise. For new schools we launch in the future, we may not offer tuition discounts to Country Garden homeowners but may be required to pay fees, such as rent, for Country Garden’s school premises and facilities. This may increase our revenues but also cost of revenue at the same time at a different level, which may affect our profit margins.

In addition, the provision of the Implementation Rules on private schools conducting transactions with any related party may limit our collaboration with Country Garden. Limitations imposed upon our collaboration with Country Garden may adversely affect our business expansion and further adversely affect our business, results of operations and financial condition. See “—Our compliance with the Implementation Rules has materially and adversely affected and may materially and adversely affect our business, financial condition, results of operations and prospect in the future, and we have been subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

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

Our teachers are critical to maintaining the quality of our education and services and our brand and reputation. Our principals are also instrumental to the successful operation of our schools. Our ability to continue to attract teachers and principals with the necessary experience and qualifications is therefore a critical contributing factor to the success of our operations. There are a limited number of teachers and principals in China with the necessary experience, expertise and qualifications that meet our requirements. Further, the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, promulgated by the PRC Ministry of Education (“MOE”), on January 11, 2014 and amended on November 8, 2018, prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities where our schools are located have adopted more stringent stipulations which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. Public school teachers may join private schools only after ending their employment with public schools. Therefore, to recruit qualified and experienced teachers and principals, including those with public school experience, we must provide candidates with competitive compensation packages and offer attractive career development opportunities, especially when former public school teachers and principals may have to undergo major career changes. In addition, we strive to provide an immersive bilingual learning environment, which requires a sizable pool of foreign teachers. As the market for qualified foreign teachers is extremely competitive and the attrition rate for foreign teacher is generally higher than that for Chinese teachers, we cannot guarantee that we can increase the number of our foreign teachers to meet the growing demand as our student enrollment increases. In addition, as government process for obtaining the work and residence permits for foreign teachers may be time-consuming, we may fail to apply for such permits for our foreign teachers before they join us. If we are unable to attract and retain qualified teachers and principals, we may experience a decrease in the quality of our education programs and services in one or more of our schools or incur an increase in hiring and labor costs, which may materially and adversely affect our business and results of operations.

If we lose the permits or licenses required to provide our education or complementary education services or operate our schools or if we fail to obtain the accreditations, permits or licenses for our new schools or complementary education services, our business could be materially and adversely affected.

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

We have business collaborations with various overseas schools and institutions. We derive direct benefits from these relationships such as the ability to offer more diverse programs and classes, including summer and winter camps, and the ability to charge a premium for the programs we offer with other overseas education service providers. We also derive indirect benefits from these relationships, including enhancement of our brand and reputation and exposure to international education methods and experiences.

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

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenues. Our students enrolled in our domestic kindergartens and overseas schools and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year, and also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the foregoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized. We expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations could result in volatility in and adversely affect the price of our ADSs.

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

We operate our domestic kindergartens in China under several brands including “Country Garden,” our English proficiency training under “élan,” overseas study counseling business under “Can-Achieve” and overseas career counseling business under “Dream Big Career.” We intend to otherwise promote a unified brand “Bright Scholar” as our corporate image, which represents the entire spectrum of education services we offer in China. Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands. We may seek to transition our individual brands to “Bright Scholar” in the future if the market responds favorably to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.

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

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business-related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

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

An outbreak of COVID-19 continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. Our domestic kindergartens were in ordinary operation in accordance with regulatory policies in the 2021 fiscal year. Our overseas operations were most negatively affected amid the COVID-19 pandemic. As a large number of students opted to return to their home countries during the pandemic, we partially refunded the accommodation fees to these students, which has adversely affected our business, financial performance and results of operations. We consolidated our offline teaching sites to accommodate certain boarding students in the United Kingdom, while the majority of the rest quickly shifted to online courses. As required by the UK government, all schools in the United Kingdom were mostly closed from March 20, 2020 to September 7, 2020 and then again from January 5, 2021 to March 12, 2021. Additionally, CATS schools decided on a second lockdown to only resume offline teaching on April 12, 2021 following the Easter holidays, to avoid unnecessary travels for international students. Throughout the 2021 school year, we ran the WeCare initiative highlighting pastoral and medical care and COVID preparedness and safety measures in the schools. We permanently ceased the operation of the four language training institutions in the United States and sold one language training institutions in the United Kingdom and two institutions in Canada. We also took this opportunity to reduce our cost structure, upgrade our IT and management systems, realign our sales and marketing strategies and improve our education outcome. We believe these measures will help put us in a more competitive position than our peers when students return to schools after the COVID-19 pandemic. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

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

Political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is currently unclear whether the proposed or additional legislations would be enacted that would have the effect of potentially limiting or restricting China-based companies from accessing U.S. capital markets.

If we grant additional employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to purchase a total of 3,509,242 Class A ordinary shares to certain school principals and management team members pursuant to our 2017 Share Incentive Plan (the “2017 Plan”) from 2017 to 2021. We may grant additional share options under the 2017 Plan in the future. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In the 2021 fiscal year, we and our independent registered public accounting firm identified two significant deficiencies, together with other control deficiencies not identified as significant. The significant deficiencies identified relates to lack of comprehensive assessment process over lease accounting and lack of comprehensive documentation on assessment transition and implementation of new accounting standards or pronouncements. We implemented certain management compensating control, including financial analytical review, reconciliation of certain accounts and sample check the accuracy of the underlying information used in schedules. In recent years, we have expanded rapidly through acquisitions in China and overseas. For the fiscal year 2021, we have excluded the businesses acquired during the year from our assessment of the effectiveness of internal control over financial reporting as of August 31, 2021. We have implemented and are continuing to implement a number of measures to address our significant deficiencies and other control deficiencies not identified as significant. See “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.” We cannot assure you, however, that these measures will fully address the significant deficiencies, together with other control deficiencies identified, in our internal control over financial reporting or that we will conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified material weaknesses and additional deficiencies. As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the 2018 fiscal year. Our management has concluded that our internal control over financial reporting was effective as of August 31, 2021. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services businesses at the high school and kindergarten level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, (2) the VIEs, and (3) the ultimate shareholders of the VIEs, including Ms. Meirong Yang. We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by the VIEs. We have been and expect to continue to be dependent on the VIEs to operate our private education business. See “Item 4. Information on the Company—C. Organizational Structure” for more information.

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, including the Opinions on Deepening the Reform of Educational Teaching and Thoroughly Enhancing the Quality of Compulsory Education and any legislations to be enacted (such as the Preschool Education Law), or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry, the PRC Ministry of Commerce, or MOFCOM, which regulates foreign investments, the Civil Affairs Bureau, which regulates the registration of schools, and SAIC, which regulates the registration of for-profit schools, would have broad discretion in imposing fines or punishments upon us for such violations, including:

●	revoking the business and operating licenses of our group and/or the VIEs;

●	discontinuing or restricting any related-party transactions between our group and the VIEs;

●	imposing fines and penalties, or imposing additional requirements for our operations with which we, or the VIEs may not be able to comply;

●	requiring us to restructure the ownership and control structure or our current schools;

●	restricting or prohibiting our use of the proceeds of our equity offerings to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

●	restricting the use of financing sources by us or the VIEs or otherwise restricting our or their ability to conduct business.

As of August 31, 2021, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of the VIEs and their respective subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs and their respective subsidiaries, we may not be able to consolidate the VIEs and their respective subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the VIEs or their respective subsidiaries.

In addition, pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix the reasonable tuition and fees and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

These regulations may challenge the validity of our contractual arrangements that establish our corporate structure for operating our business, for example, the clause or provision of the exclusive management services and business cooperation agreement in relation to related party transactions between Zhuhai Bright Scholar and the VIEs to the extent concerning private schools offering compulsory education are not legally enforceable since September 1, 2021. Furthermore, our contractual arrangements may not be enforceable in the PRC if the PRC government authorities take a view that such contracts contravene any mandatory provision of PRC laws and administrative regulations or are otherwise not enforceable due to offending public order or good morals. In the event we are unable to enforce these contractual arrangements, for our continuing operations, we may not be able to exert effective control over those VIEs and their respective shareholders, and our ability to conduct our business may be materially and adversely affected. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements, etc. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the Implementation Rules, it is still unclear whether the above provisions have any retrospective effect for contractual arrangements over private compulsory education schools existing before September 1, 2021, therefore, there remains uncertainty as to when and how the Implementation Rules will become specifically applied to our business.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (“Foreign Investment Law”), which came into effect on January 1, 2020 and replaced the Law on Chinese-Foreign Equity Joint Ventures, the Law on Chinese-Foreign Contractual Joint Ventures, and the Wholly Foreign-invested Enterprise Law. , together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law to clarify and elaborate relevant provisions of the Foreign Investment Law, and the Supreme People’s Court of the PRC promulgated a judicial interpretation to address several issues concerning the application of the Foreign Investment Law. The above Implementation Rules and the judicial interpretation became effective as of January 1, 2020.

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

We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with the VIEs and their respective shareholders, including Ms. Meirong Yang, one of our largest shareholders, to operate our private education business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of the VIEs from continuing operations accounted for 22.2% of the total revenues for our continuing operations in the 2021 fiscal year. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs. The VIEs and their shareholders may fail to take certain actions required for our business, or to procure that newly established or acquired schools enter into the contractual arrangements in a timely manner, or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. Any failure by the VIEs and the shareholders of the VIEs to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs.

Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries established in China, the VIEs, and their subsidiaries in China. We control and receive the economic benefits of our VIEs and its subsidiaries’ business operations through certain contractual arrangements. Our ADSs listed on the New York Stock Exchange represents shares of our offshore holding company instead of shares of the VIEs or their subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the New York Stock Exchange criteria for maintaining our listing, our securities could be subject to delisting.

If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. We are a Cayman Islands holding company that conducts all of its operations and operates its business in China through its PRC subsidiaries and VIEs through contractual agreements. Such structure involves unique risks to investors in the ADSs.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our contractual arrangements. In the event that the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless.

On May 14, 2021, the PRC State Council announced the Implementation Rules, which became effective on September 1, 2021. Under the Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the Affected Entities. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of the Affected Entities since August 31, 2021, in view of the significant uncertainties and restrictions the Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities.

Except for the Affected Entities, the contractual arrangements enable us to: (1) exercise effective control over the VIEs; (2) receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us; and (3) have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC law. Therefore, we are able to consolidate the financial results of the VIEs in our consolidated financial statements.However, our PRC legal counsel has advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. For a detailed description of the risks associated with our corporate structure, see “—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

Our largest shareholders may have potential conflict of interest with us and not act in the best interests of our company.

Ms. Meirong Yang is the controlling shareholder and a director of the VIEs. She and Ms. Huiyan Yang are also the largest shareholders of our company. We cannot assure you that Ms. Meirong Yang and Ms. Huiyan Yang will always act in the best interests of our company. In addition, Ms. Meirong Yang owes duties of loyalty and diligence to the VIEs as its director pursuant to PRC law. However, she does not owe a fiduciary duty to our company as she is not an officer or director of our company. We provide no incentives to encourage Ms. Meirong Yang to act in our best interest in her capacity as the shareholder of the VIEs. We rely on Ms. Meirong Yang to comply with the terms and conditions of the contractual arrangements. Although Ms. Meirong Yang is obligated to honor her contractual obligations with respect to the VIEs, she may nonetheless breach or cause our the VIEs to breach or refuse to renew the existing contractual arrangements which allow us to effectively exercise control over the VIEs and to receive economic benefits from them. If Ms. Meirong Yang does not honor her contractual obligations with respect to the VIEs, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in the VIEs to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of the VIEs, we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between the VIEs and us may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIEs owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in China, the VIEs and the shareholders of the VIEs are not conducted on an arm’s-length basis and adjust the income of the VIEs through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of the VIEs. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on the VIEs for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of the VIEs materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of the VIEs becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with the VIEs and the shareholders of the VIEs. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by the VIEs. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

In utilizing the proceeds of our initial public offerings and other financing activities as an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. For details on our use of offering proceeds, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”

However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our wholly-owned subsidiaries in China, which are foreign-invested enterprises, cannot exceed statutory limits, which is the difference between the total investment amount and the registered capital of our wholly-owned subsidiaries, and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

●	loans by us to the VIEs, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

●	capital contributions to our wholly-owned subsidiaries in China must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

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

On February 13, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (“Circular 13”), which was implemented on June 1, 2015. Pursuant to Circular 13, the registration of existing equity is required in lieu of annual foreign exchange inspection of direct investment. Circular 13 also grants the authority to examine and process foreign exchange registration with respect to both domestic and overseas direct investments.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government has significant control over China’s economic growth through allocating resources, controlling the incurrence and oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For example, under the former Law on the Promotion of Private Education, as amended on June 29, 2013 and on December 29, 2018, and its implementation rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. On September 1, 2017, the Amended Law came into effect, under which the concept “reasonable returns” is no longer applicable and a private school should elect to be either a for-profit school or a non-profit school. Sponsors of for-profit schools may obtain operating profits, while sponsors of non-profit schools may not. However, pursuant to the Implementation Rules, sponsors are not permitted to register for-profit schools that provide compulsory education services, which applies to grades one to nine and applies to a significant portion of our domestic K-12 schools. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

Furthermore, our company, the VIEs and their subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIEs and their subsidiaries’ financial performance and operations, including the enforceability of the contractual arrangements. As of the date of this report, neither our company nor the VIEs have received or have been denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our company or the VIEs will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

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

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters.

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure that our PRC subsidiaries and the VIEs comply with such regulations or interpretations. As such, our PRC subsidiaries and the VIEs may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which propose to require PRC companies and their overseas special purpose vehicles to file with the CSRC and meet compliance rules for their listing in overseas markets. Although we believe that our company, our PRC subsidiaries, and the VIEs, are currently not required to obtain permission from any Chinese authorities, and none of them has received any notice of denial of permission to list on the U.S. exchange, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory body subsequently determines that we need to file with the CSRC or obtain the CSRC’s approval for any future offering of securities by us or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any such offering before the settlement and delivery of the ADSs that we may offer. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we offer, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we file with them, or obtain their approvals or clearances for any such offering, we may be unable to obtain a waiver of such regulatory requirements.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIEs at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on Issues Relating to “Beneficial Owner” in Tax Treaties, or Circular 9, which defines the “beneficial owner” as a party who holds ownership of and control over the income of the entity, or the rights or assets from which such income are derived, and sets forth certain detailed factors in determining the “beneficial owner” status. Further, the State Administration of Taxation promulgated the Notice on How to Recognize the “Beneficial Owner” in Tax Treaties on June 29, 2012, which replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties. Furthermore, the State Administration of Taxation promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Circular 9”) in February 3, 2018, which took effect on April 1, 2018, replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties and provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements.

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

Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may be subject to significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

Pursuant to the Law on the Promotion of Private Education, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine and which accounts for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and any operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools.

As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the Law on the Promotion of Private Education, the Implementation Rules and other relevant laws and regulations are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from the VIEs. Zhuhai Bright Scholar has respectively entered into exclusive management services and business cooperation agreements with each of the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of the VIEs, pursuant to which Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to the VIEs. As advised by our PRC counsel, as of August 2021, our right to receive the service fees from our schools and other affiliated entities did not, to our knowledge, contravene any PRC laws and regulations then in force. Likewise, the payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations then in force.

However, according to the Implementation Rules, which came into force and effect beginning September 1, 2021, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in, or actually control private schools that provide compulsory education; (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc.; and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix reasonable tuition and fees and regulate the decision-making, and shall not damage the state and the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

Therefore, a private school providing compulsory education is prohibited from conducting transactions with its related party. As a result, the clause or provision of the exclusive management services and business cooperation agreements, in relation to related party transactions between a private school providing compulsory education and Zhuhai Bright Scholar, are not legally enforceable since September 1, 2021. Since September 1, 2021, we have stopped transacting with the Affected Entities. However, to keep these private schools providing compulsory education in operations, we continued to provide essential services without recognizing any revenues relating to such activities to schools providing compulsory education in our discontinued operations, which are key to the normal daily operation of these schools. As of the date of this annual report, schools providing compulsory education that we continue to provide services to have not received any further rectification requirements or penalty notices from the relevant competent authorities, and the possibility and impact of illegal risks are still unable to be assessed clearly. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements, etc.

In particular, the validity of our contractual arrangements may be challenged, and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our business expansion and may further adversely affect our business operations and results of operations. See “—Risks Related to Our Corporate Structure—Our private education service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

In July 2021, the General Office of the Chinese Communist Party and the General Office of the State Council of the People’s Republic of China published the Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education (the “Opinion”). The Opinion proposes certain measures intended to ease the workload of students in compulsory education and regulate the relevant after-school tutoring services that aim at students in compulsory education in the PRC, including (1) institutions providing after-school education service on academic subjects in China’s compulsory education system, or academic training institutions, need to be registered as non-profit, no approval will be granted to new academic training institutions, and an approval mechanism will be adopted for online academic training institutions; (2) foreign ownership in academic training institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify such status; (3) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (4) academic training institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (5) academic training institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities. If our corporate structure and the business of our complementary education services are deemed to be in violation of the Opinion by relevant authorities, our corporate structure and business operations may be adversely affected and may need to be restructured to comply with the Opinion.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises (“Bulletin 7”), on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25.0%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10.0% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Source-based Withholding of Enterprise Income Tax on Non-resident Enterprises (“Bulletin 37”), which became effective on December 1, 2017. According to Bulletin 37, non-resident enterprises who voluntarily declare their enterprise income tax shall at the same time confirm when they would make payments for the declared amount of tax. If the withholding agent fails to or is unable to withhold the income tax in accordance with the law, the non-resident enterprise will be deemed to have cleared its tax payment on time if it voluntarily declares and pays the tax before or within the time limit the tax authority orders it to do so. If the taxable income before withholding on a source-basis falls within the form of dividends or any equity investment gains, the date of triggering obligations to settle such tax payments is the date of actual payment of the dividends or other equity investment gains. In addition, on December 1, 2017, Bulletin 37 repealed the Notice of the State Administration of Taxation on Strengthening the Administration over Enterprise Income Tax on Income of Non-resident Enterprises from Equity Transfer and Notice of the State Administration of Taxation on Issuing the Interim Measures for the Administration of Source-based Withholding of the Enterprise Income Tax of Non-resident Enterprises issued by the State Administration of Taxation on December 10, 2009 and January 1, 2009, respectively.

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

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside China. In addition, in the event that any of our PRC subsidiaries liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside China to our overseas subsidiary holding its equity interest. Furthermore, in the event that any of the VIEs liquidates, our PRC subsidiary, Zhuhai Bright Scholar, may, pursuant to the power of attorneys respectively executed by Ms. Meirong Yang and Mr. Wenjie Yang, require such VIE to pay and remit the proceeds from such liquidation to Zhuhai Bright Scholar. Zhuhai Bright Scholar then may distribute such proceeds to us after converting them into foreign currency and remit them outside China in the form of dividends or other distributions. Once remitted outside China, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by the VIEs for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by the VIEs not paid to our PRC subsidiaries and revenue generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries, especially Zhuhai Bright Scholar, in turn depends on the service fees paid by the VIEs. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Pursuant to the Law on the Promotion of Private Education, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. According to Implementation Rules, a non-profit private school should allocate no less than 10% of its audited annual non-restricted net asset increase, or a for-profit private school should allocate no less than 10% of its audited annual net income, to its development, respectively. In addition, prior to the specific Implementation Rules of the Law on the Promotion of Private Education being promulgated by the State Council and other relevant regulations promulgated by other local and regional governments, at the end of each fiscal year, each of our schools that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the Implementation Rules. We remain uncertain as to the timing and substance of the rules under the Law on the Promotion of Private Education and Implementation Rules to be promulgated, and how such rules will impact our operation. Furthermore, if our subsidiaries or the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

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

In addition, if MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with the VIEs and the shareholders of the VIEs, we may be required to file for remedial approvals. We cannot assure you that we would be able to obtain such approval from MOFCOM. We may also be subject to administrative fines or penalties by MOFCOM that may require us to limit our business operations in China, delay or restrict the conversion and remittance of our funds in foreign currencies into China or take other actions that could have material adverse effect on our business, financial condition and results of operations.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles (“Circular 37”), effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. On April 13, 2020, the Office of the Central Cyberspace Affairs Commission and 10 other government authorities jointly promulgated the Measures for Cybersecurity Review, effective from June 1, 2020. On July 10, 2021, the Office of the Central Cyberspace Affairs Commission published for public comment the Draft Amended Measures for Cybersecurity Review (the “Draft Measures”), which, when formally promulgated and come into effect, will repeal the current effective Measures for Cybersecurity Review. The Draft Measures provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. On August 17, 2021, the PRC State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector (the “Protection Departments”), shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On January 4, 2022, the CAC announced the adoption of the Cybersecurity Review Measures, and effective February 15, 2022, online platforms and network providers possessing personal information of more than one million individual user must undergo a cybersecurity review by the CAC when they seek listing in foreign markets. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC , which became effective from November 1, 2021 and requires personal information processing operators, among other regulatory requirements, to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such personal information can be transferred out of China. As of the date of this annual report, we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. Furthermore, since the final version of Draft Measures is subject to significant uncertainty, there is the possibility that the PRC government authorities may require us to apply for the cybersecurity review. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review when and once the Draft Measures are formally promulgated.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which will take effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and must adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance to act upon, and interpretation of the Opinions, remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens.

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012 (“Circular 7”), a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

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

Our ADSs could still be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCA Act if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China, and the delisting and cease of trading our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act (the “HFCAA”) was enacted on December 18, 2020. If the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States.

Our financial statements contained in this annual report on Form 20-F have been audited by an independent registered public accounting firm that is located in China and among the PCAOB-registered public accounting firms headquartered in China or Hong Kong that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to inspect or investigate completely because of a position taken by one or more authorities in PRC. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our ADSs could be delisted and prohibited from being traded over-the-counter under the HFCAA determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to determine, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form 20-F, (1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work. If the SEC determines that we have three consecutive non-inspection years, the SEC will issue stop order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter market. While we have not been identified by the SEC as a commission-identified issuer under the HFCAA as of the date of this annual report, if, in the future, we have been identified by the SEC for three consecutive years as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible delisting from the NYSE, cessation of trading in over the counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADSs trading in the United States.

If the settlement reached between the SEC and the big four PRC-based accounting firms, including the Chinese affiliate of our independent registered public accounting firm, concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we may be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the four PRC-based accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

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

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in our ADSs could be greatly reduced or rendered worthless.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

As of December 31, 2021, Ms. Meirong Yang and Ms. Huiyan Yang together beneficially own approximately 92.6% of the aggregate voting power of our company, and Mr. Junli He beneficially own approximately 6.5% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management And Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He have considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We declared a cash dividend of US$0.10, US$0.12 and US$0.12 per ordinary share on September 18, 2019, July 23, 2020 and July 21, 2021, respectively. We do not currently expect to pay additional cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

We will be classified as a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended August 31, 2021.

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

The determination of whether we are or will be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we retain significant amounts of liquid assets, or if the VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

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

However, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interest of the Company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Company Act (2021 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (1) such courts had proper jurisdiction over the parties subject to such judgment, (2) such courts did not contravene the rules of natural justice of the Cayman Islands, (3) such judgment was not obtained by fraud, (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (6) there is due compliance with the correct procedures under the laws of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

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

Under the rules of the NYSE, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NYSE rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. In April 2017, Ms. Huiyan Yang and Ms. Meirong Yang entered into an acting-in-concert agreement by which Ms. Huiyan Yang agrees with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. Ms. Huiyan Yang and Ms. Meirong Yang are also joint settlors and members of the two-person investment committee of Yeung Family Trust V, which holds approximately 1.8% of the outstanding Class A ordinary shares and approximately 93.5% of the outstanding Class B ordinary shares as of December 31, 2021. As a result, Ms. Huiyan Yang and Ms. Meirong Yang collectively are the beneficial owners of a majority of the voting power of our issued and outstanding share capital as of December 31, 2021. Therefore, we qualify as a “controlled company” under the rules of the NYSE. We have elected to rely on certain exemptions under the NYSE rules available to controlled companies, including the exemption from having a majority of our directors be independent, and may continue to elect to do so as long as we remain a controlled company. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business primarily through our subsidiaries and affiliated entities in China, the United Kingdom, the United States and Canada. As of the date of this annual report, we have a network of eight kindergartens in China and a number of learning centers for after-school programs through certain contractual arrangements with the VIEs, which in turn controls and holds these kindergartens and learning centers. As of the date of this annual report, we operate eight overseas schools and three language training institutions, which we may also refer to as international language schools, through Bright Scholar (UK) Holdings Limited, a wholly owned subsidiary of ours. We trace our history back to the founding of Guangdong Country Garden School, our first private school, in 1994. Over the past two decades, we have launched and acquired a number of schools and complementary education services in China, the United Kingdom, the United States and Canada.

Beginning in 2016, we underwent a series of restructurings. In particular:

●	Incorporation of the listing entity. In December 2016, Ms. Meirong Yang incorporated Bright Scholar Holdings in the Cayman Islands.

●	Acquisition of Impetus. In January 2016, we acquired Impetus Investment Ltd. (“Impetus”), a Cayman Islands company from Mr. Junli He and other selling shareholders.

●	Incorporation of PRC subsidiary. In January 2017, Time Education China Holdings Limited incorporated Zhuhai Bright Scholar, as our wholly-owned subsidiary in China.

●	Contractual arrangements. In January 2017, we, through our PRC subsidiary, Zhuhai Bright Scholar, entered into a series of contractual arrangements with (1) BGY Education Investment and the schools and subsidiaries it owns and operates, and (2) Ms. Meirong Yang and Mr. Wenjie Yang, the shareholders of BGY Education Investment, to obtain effective control of BGY Education Investment and the schools and subsidiaries it owns and operates (the “2017 contractual arrangements”).

In August 2021, shareholder of BGY Education Investment, i.e., Ms. Meirong Yang and Mr. Wenjie Yang, established a few new entities, including Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. On August 13, 2021, a set of agreements supplementary to the 2017 contractual arrangements were entered into among Zhuhai Bright Scholar, BGY Education Investment, Ms. Meirong Yang and Mr. Wenjie Yang, and these new entities to enable them, as well as their subsidiaries, to join the 2017 contractual arrangements and share the same rights and obligations, if applicable, of BGY Education Investment.

We have been advised by our PRC legal counsel that the contractual arrangements among Zhuhai Bright Scholar, BGY Education Investment and the subsidiaries and schools it held, and Ms. Meirong Yang and Mr. Wenjie Yang as the shareholders of BGY Education Investment were as of August 31, 2021 valid, binding and enforceable under PRC laws and regulations, and were not in violation of PRC laws or regulations in effect as of August 31, 2021; and the respective contractual arrangements with Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect. If the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us the effective control over the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing control as director ownership.”

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

If we are unable to maintain effective control over the VIEs, we will not be able to continue to consolidate the financial results of the VIEs into our financial results. We concluded that we have lost control over the private schools among the Affected Entities since August 31, 2021 based on the relevant accounting standard in accordance with U.S. GAAP due to the Implementation Rules that became effective on September 1, 2021. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued any business activities with such entities by August 31, 2021. The revenue contribution of our continuing operations accounted for 26.0% of our total revenues in the 2019 fiscal year, 43.9% of our total revenues in the 2020 fiscal year, and 37.8% in the 2021 fiscal year. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of the VIEs, pursuant to which we provide service to our schools in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual schools before determining the amount we collect from each school. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves and each private school in China is required to allocate a certain amount to its development fund prior to payments of dividend. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in their net assets for such purposes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

In April 2018, our board approved a share repurchase program (the “2018 Share Repurchase Program”) to repurchase up to US$100.0 million worth of our outstanding ADSs within 12 months. The 2018 Share Repurchase Program has expired on April 30, 2019 and as of such date, we had repurchased 6,679,183 of our outstanding ADSs for an aggregate purchase price of approximately US$77 million, pursuant to the 2018 Share Repurchase Program. In September 2019, our board approved a share repurchase program (the “2019 Share Repurchase Program”) to repurchase up to US$30.0 million worth of our outstanding ADSs within 12 months. The 2019 Share Repurchase Program expired on November 19, 2020 and as of such date we had repurchased 1,200,000 of our outstanding ADSs for an aggregate purchase price of approximately US$9.4 million pursuant to the program. In November 2020, our board approved a share repurchase program (the “2020 Share Repurchase Program”) to repurchase up to US$50.0 million worth of our outstanding ADSs within 12 months.

In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022 at an issue price of 100.0% in reliance on Regulation S under the Securities Act. We listed such senior notes on the Stock Exchange of Hong Kong Limited by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) only. As of January 7, 2022, we had repurchased the senior notes in an aggregate principal amount of US$30 million, representing 10.0% of the initial principal amount of such senior notes.

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

B. Business Overview

We are a global premier education service company, which primarily provides quality international education service to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. As part of our global expansion plan, we have been actively exploring mergers and acquisition opportunities abroad to expand our global school network, targeting quality K-12 private education providers and reputable schools in our targeted overseas countries and jurisdictions. As of the date of this annual report, we have eight overseas school located in the United Kingdom and the United States. During the 2021 school year, we had an average of 3,282 students enrolled at our schools for our continuing operations. Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the VIEs through certain contractual arrangements, and indirectly holding Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools.

Our continued business includes domestic kindergartens and K-12 operation services, overseas schools and complementary education services. As a global premier education service provider, we have built our global presence primarily through acquiring established overseas schools and language training institutions in countries such as the United Kingdom and the United States. Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ future studies. We also offer a range of complementary education services, primarily including camp programs, after-school programs, through our network of learning centers in China, as well as international education consulting services.

For our continuing operations, our revenue was RMB666.6 million, RMB1,476.3 million and RMB1,401.8 million (US$217.0 million) for the 2019, 2020 and 2021 fiscal years, respectively; our net loss was RMB227.1 million, RMB307.3 million and RMB535.1 million (US$82.8 million) for the same periods, respectively. We use adjusted net loss, which excludes share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax, in evaluating our ongoing results of operations. Our adjusted net loss was RMB164.2 million, RMB283.6 million and RMB420.2 million (US$65.0 million) for the 2019, 2020 and 2021 fiscal years, respectively. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results-Results of Operations—Non-GAAP measures” for details.

Our Overseas Schools

As of the date of this annual report, we have an overseas school network of eight schools, including seven schools in the United Kingdom and one in the United States, with an average of 2,343 enrolled students for the 2021 school year. As a global premier education provider, we have built our global presence primarily through overseas acquisition of schools and education services in countries such as the United Kingdom and the United States.

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

The following table sets forth certain information about each of our overseas schools.

Name	Location	Acquisition Time	Average number of students enrolled during the 2020 school year	Average number of students enrolled during the 2021 school year	Capacity as of September 1, 2021
Bournemouth Collegiate School	the United Kingdom	December 2018	634	631	730
CATS London	the United Kingdom	July 2019	227	195	400
CATS Cambridge	the United Kingdom	July 2019	373	279	525
CATS Canterbury	the United Kingdom	July 2019	410	233	500
CATS Academy Boston	the United States	July 2019	466	227	700
Cambridge School of Visual & Performing Arts	the United Kingdom	July 2019	368	246	525
St. Michael’s School	the United Kingdom	September 2019	423	420	480
Bosworth Independent School	the United Kingdom	September 2019	311	112	562
Total			3,212	2,343	4,422

Bournemouth Collegiate School (BCS)

Bournemouth Collegiate School is an established independent school located in Bournemouth, Dorset, England. It offers day and boarding education from age 2-18 on two campuses. It has a strong global inclusive philosophy based on a traditional UK education. Bournemouth Collegiate School has an average of 631 students enrolled for the 2021 school year, including local students and international boarders from 21 countries.

CATS Colleges

CATS Colleges is an international school network focused primarily on the provision of quality education services to international students with a globally integrated platform of campuses located across the United Kingdom and the United States. As of the date of this annual report, CATS Colleges comprised five schools in Cambridge, London, Canterbury and Boston as well as three language training institutions in the United Kingdom. It has a diverse mix of over 1,180 students from around 65 nationalities in the 2021 school year.

In July 2020, we decided to permanently cease the operation of the four language training institutions in the United States as a resource conserving measure in response to the challenges posed by the COVID-19 pandemic. In December 2021, we sold one language training institutions in the United Kingdom and two institutions in Canada to focus on the operation of the remaining three language training institutions in the United Kingdom.

St. Michael’s School

St. Michael’s School is an established independent school in the United Kingdom. Located in Llanelli, Wales. It offers day and boarding education from age three to 18. Established in 1923, the school has an inclusive philosophy for all its students based on a traditional UK education, and was named Welsh Independent Secondary School of the Year 2019 in The Sunday Times Parent Power rankings and regularly ranking in the United Kingdom’s top 30 Independent Schools for A level results. The school has an average of 420 students enrolled for the 2021 school year, comprised predominantly of day students as well as boarding students from more than 25 countries.

Bosworth Independent College (BIC)

BIC is a leading independent boarding college in the United Kingdom. Located in Northampton, England, it provides independent boarding education to pupils from the United Kingdom and abroad from 13 to 19 years of age. Established in 1977, it was ranked in the UK’s Top 100 Coeducational Boarding Schools by A Level results in 2018. The school has an average of 112 students enrolled for the 2021 school year, including boarding students from 21 countries.

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

In addition to overseas camps, we have launched our domestic camp programs by opening our first campground, Lake Forest Camp, in Huizhou, Guangdong province at the beginning of 2019. Taking full advantage of its outdoor adventure facilities, we provide different kinds of activities on the land and in the water, which encourage personal growth, team cooperation and leadership. Lake Forest Camp targets students from both our own schools and schools outside our network. In June 2019, we acquired a 25% equity interest in Start Camp Education (“Start Camp”). Start Camp provides one-stop solution in camp layout and program design for education department of local governments, education groups and real estate developers. In September 2020, we entered into an agreement to acquire 60% equity interests in Jiangxi Leti Camp Education Technology Co., Ltd. (“Leti Camp”), which specializes in providing summer and winter camp activities for teenagers and owns a comprehensive product offering in Hands-on Inquiry Based Learning (HIBL) and camp business. We have launched our new camp programs in Fengcheng and Jiujiang, Jiangxi Province and Jiangxin, Zhejiang Province in May 2021. We plan to launch our new camp programs in three to five provinces in the coming year. In the future, we plan to launch more domestic summer and winter camp programs, which will target students enrolled in our schools as well as students outside our network and feature STEAM activities, i.e., activities related to science, technology, engineering, art and math.

Our overseas camp programs were adversely affected by the COVID-19 pandemic due to the global travel freeze resulted therefrom. In response, we developed domestic travel study programs, which are complementary to our students’ classroom education and allow students to study and explore humanities, history, technology, nature, etc., depending on the theme of each program. In the 2021 fiscal year, approximately 87,000 students participated in our domestic and overseas camp programs as well as domestic travel study programs.

After-school programs

English proficiency training

We offer English proficiency development courses to children aged from five to 15 through a network of 18 learning centers located in Beijing, Shanghai and Guangdong province under the brand of “élan.” Our goal is to help children improve their general English proficiency. To this end, we have adopted a holistic language learning approach, which immerses children in an English-speaking environment and requires them to think, learn and communicate with the mindset of native speakers. Our learning centers are staffed only by native English speakers as instructors and are equipped with libraries containing age-appropriate English-language books and audio materials suited to English learners of different proficiency levels. In the 2021 school year, we had an average of 91 instructors in our learning centers. In the 2021 fiscal year, we had an average student enrollment of 3,651 for English proficiency training.

Extracurricular programs

We offer a wide range of extracurricular programs primarily to children through one learning center located in Shunde, Guangdong province. Our programs encompass popular subjects, such as art, soccer and programmable robotics. Our programs supplement in-classroom learning and promote the well-balanced development of children. Our programs also help children tap into their interests and potential that benefit their study or career goals. We work with our partners on these programs.

We have also strategically invested in the acquisition of equity interest in Hangzhou Impression Arts Training Co., Ltd. (“Hangzhou Impression”), a Zhejiang-based art training institution, to supplement the extracurricular programs we offer. See “—Our Expansions and Investments.”

Overseas Study Consulting Services

We offer overseas study education consulting services to better serve our students in and outside of our network of schools. As of the date of this annual report, we have strategically invested in the acquisitions of equity interests in several providers of education consulting services, including Can-achieve (Beijing) Education Consulting Co., Ltd. (“Can-achieve”) and FGE Holdings Limited and its subsidiaries (“FGE”). See “—Our Expansions and Investments.” Through these strategic acquisitions, we are able to provide a comprehensive range of services covering K-12 education as well as consulting services from application to overseas universities, which we believe will drive our future growth.

Career counselling and International Contest Training Services

We also offer career counselling and international contest training services to students. We have strategically invested in the acquisitions of equity interests in services provider for career counselling and international contest training, such as Chengdu Yinzhe Education and Technology Co., Ltd. (“Chengdu Yinzhe”) and Shanghai Huodai Business Information Consulting Co., Ltd. (“Linstitute”) to provide students around the globe with access to high quality education.

Our Domestic Kindergartens

As of the date of this annual report, we have eight kindergartens in China, all of which are registered as for-profit kindergartens. In the 2021 school year, our kindergartens had an average of 939 students.

Our kindergartens provide an active and healthy learning environment to help students develop their potential and personality, appreciate diverse cultures and lay the foundation to drive future success. In our kindergartens, we integrate elements of traditional Chinese culture with international cultural awareness through language classes and cultural activities. We provide a foreign homeroom teacher to stay with our students throughout each school day and implement a holistic approach to English education.

The following table sets forth certain information about each of our domestic kindergartens.

Name	Location	Establishment	Average number of students enrolled during the 2020 school year	Average number of students enrolled during the 2021 school year	Capacity as of September 1, 2021
Baoding Baigou New City Shenghua Country Garden Kindergarten	Baoding, Hebei	September 2017	164	203	300
Dongguan Qishi Country Garden Kindergarten	Dongguan, Guangdong	November 2017	104	174	336
Dongguan Qingxi Country Garden Kindergarten	Dongguan, Guangdong	November 2017	101	118	468
Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten	Foshan, Guangdong	November 2018	166	147	270
Dongguan Dongcheng Bright Scholar Kindergarten	Dongguan, Guangdong	March 2020	6	68	270
Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd.	Guangzhou, Guangdong	June 2020	–	32	400
Chengdu Pidu Bright Scholar Kindergarten	Chengdu, Sichuan	September 2020	–	50	450
Huizhou Huiyang Lelebao Shenhui City Kindergarten	Huizhou, Guangdong	September 2020	–	147	270
Total			541	939	2,764

Discontinued Operations

Discontinued Domestic Kindergartens

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control of 68 domestic kindergartens since August 31, 2021 and that such VIE contractual arrangements with them has become invalid since then and, we have thus classified them as discontinued operations. During the 2021 school year, the total average number of students enrolled at these discontinued domestic kindergartens was 21,257, and the total average number of teachers and instructors employed at these kindergartens was 2,466. As of September 1, 2021, these discontinued domestic kindergartens had a total capacity of 26,233 students.

Discontinued Bilingual and International Schools

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control of the international schools and bilingual schools previously in our school network as well as the sponsor entities of such schools since August 31, 2021 and that such VIE contractual arrangements with them has become invalid since then and, we have thus classified them as discontinued operations.

The following table sets forth certain information about each of the schools of our discontinued operations.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2021 school year	Capacity as of September 1, 2021

Guangdong Country Garden School	Shunde, Guangdong province	1994	1-12	4,275	3,940
Jurong Country Garden School	Jurong, Jiangsu province	2013	1-12	2,079	2,950
Ningxiang Country Garden School	Changsha, Hunan province	2014	1-12	941	2,100
Country Garden Silver Beach School	Huizhou, Guangdong province	2015	1-12	1,273	3,000
Huaxi Country Garden International School	Guiyang, Guizhou province	2015	1-9	475	798
Lanzhou Country Garden School	Lanzhou, Gansu province	2016	1-12	2,326	2,472
Whuhan Sannew American Middle School	Wuhan, Hubei province	2016	7-12	235	1,200
Fettes College Experimental School of Zengcheng, Guangzhou	Guangzhou, Guangdong province	2020	1-9	42	1,350
Huanan Country Garden School	Guangzhou (Panyu), Guangdong province	2002	1-9	3,002	2,848
Phoenix City Bilingual School	Guangzhou (Zengcheng), Guangdong province	2003	1-9	4,418	4,438
Country Garden Huacheng School	Shunde, Guangdong province	2003	1-9	1,334	1,116
Country Garden Venice Bilingual School	Changsha, Hunan province	2007	1-9	1,813	1,728
Wuyi Country Garden Bilingual School	Jiangmen, Guangdong province	2009	1-9	894	1,008
Heshan Country Garden School	Heshan, Guangdong province	2010	1-9	1,414	1,296
Wuhan Country Garden School	Wuhan, Hubei province	2011	1-6	924	840
Zengcheng Country Garden School	Guangzhou (Zengcheng), Guangdong province	2013	1-9	1,605	1,512
Country Garden Experimental School	Shunde, Guangdong province	2015	1-9	2,019	2,160
Laian Country Garden Foreign Language School	Chuzhou, Anhui province	2015	1-9	580	768
Taishan Country Garden School	Jiangmen, Guangdong province	2015	1-9	1,440	1,944
Chuzhou Country Garden Foreign Language School	Chuzhou, Anhui province	2017	1-9	474	2,392
Shaoguan Country Garden Foreign Language School	Shaoguan, Guangdong province	2017	1-9	829	1,296
Kaiping Country Garden School	Jiangmen, Guangdong province	2017	1-6	742	1,080
Shenghua Country Garden Bilingual School	Baoding, Hebei province	2017	1-9	371	1,296
Total				33,505	43,532

During the 2021 school year, the total average number of teachers and instructors employed at these schools of our discontinued operations was 3,391.

Centralized Management

We have provided services of a centralized management system for our domestic school network, through which we manage and oversee certain aspects of our kindergartens across our network, including school administration, supply procurement and sharing and development of teaching resources, to support and facilitate management of our schools as well as to ensure consistency in the quality of our education. For our overseas operations, we are in the process of establishing a center of excellence to centralize certain functions of management such as finance and IT, and will further progress into other areas including human resources, procurement, marketing and admissions.

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

School administration

To improve our service efficiency, we have centralized our finance, marketing, human resources, legal and information technology functions. We have adopted a series of policies and procedures relating to general corporate governance matters, which are aimed at strengthening the management and government of our company and our schools. For example, in the 2018 fiscal year, we implemented an ERP system where we centralize the collection and analysis of budgeting, procurement and financial information and data, which enhanced the efficiency of our data management processes, adding value to the overall operation of our business.

Our Expansions and Investments

In January 2016, we acquired élan, an English proficiency training business. In March 2018, we acquired an additional 49% equity interest in Can-achieve to supplement our test preparation and college counseling business to improve our students’ university admission results. As of the date of this annual report, we hold a total of 70% equity interest in Can-achieve. In June 2018, we acquired a 75% equity interest in FGE, which is primarily engaged in providing overseas study consulting services. In December 2018, we acquired a 75% equity interest in Chengdu Yinzhe, which is primarily engaged in offering online career and education mentoring services to overseas Chinese students under the brand of “DreambigCareer.” In December 2018, we acquired BCS in the United Kingdom, which offers day and boarding education from ages two to 18. In March 2019, we purchased a 70% equity interest in Hangzhou Impression, a Zhejiang-based art training institution. In June 2019, we acquired a 25% equity interest in Start Camp, which provides one-stop solution in camp layout and program design for education department of local governments, education groups and real estate developers in China. In July 2019, we acquired CATS, which operates five overseas schools and three language training institutions across the United Kingdom, the United States and Canada as of the date of this annual report. In September 2019, we acquired St. Michael’s School and BIC located in the United Kingdom. In July 2020, we acquired a 51% equity interest in Shanghai Huodai Business Information Consulting Co., Ltd. (“Linstitute”), which offers high-quality and outcomes-focused online training services including Academic Olympiad and other world-wide recognized international courses. In September 2020, we entered into an agreement to acquire a 60% equity interest in Leti Camp, which specializes in providing summer and winter camp activities for teenagers and owns a comprehensive product offering in Hands-on Inquiry Based Learning (HIBL) and camp business. We plan to continue to make strategic investments into and acquisitions of overseas schools and complementary businesses to better serve our students and drive our future growth.

In September 2018, we also entered into a partnership agreement with third-parties to establish an investment fund under which we agreed to invest a total of RMB999.8 million in promoting the establishment and operations of K-12 education centers, bilingual schools and international schools. However, due to uncertainties in government regulations, we have decided not to pursue the plan any further and have withdrawn all of our investment in the fund.

Our Students

Student admission

Our students enrolled in our kindergartens are primarily Chinese nationals from relatively affluent families. Our overseas schools recruit students from around the world, with a student body comprising around 65 different nationalities for the 2021 school year. The CATS Colleges recruit entirely international students, while the rest accept both international and domestic students. The majority of the students in our overseas schools are from 14 to 18 years old.

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

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education. Our schools are staffed with different levels of teachers and educational staff. Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors. Educational staff include teaching assistants, librarians and medical staff. In the 2021 fiscal year, we had an average of 707 teachers and instructors globally.

We seek to employ teachers that have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods. In China, we have a total of 337 teachers in the 2021 school year, among which 31% were foreign teachers. We believe that foreign teachers are essential to providing an immersive bilingual environment and better preparing our students for the pursuit of the next level of education overseas.

Teacher recruitment

Our teachers are critical to maintaining the quality of our programs and services and in promoting our brand and reputation. We place particular importance on recruiting teachers who are appropriately qualified and experienced. For our overseas schools, we also expect teachers to have a wealth of international experience across the world of academia. We implement a centralized recruitment program that seeks to hire teachers and educational staff and deploy them across our domestic school network based on each kindergarten’s needs and teacher preferences. We screen candidates for strong academic credentials, dedication and knowledge in the relevant teaching subjects, and commitment to serving students’ needs. We require our teachers for schools in China to possess the appropriate qualifications required by PRC regulatory authorities, including the foreign expert certificate in the case of foreign teachers. We believe that teacher candidates are attracted to our schools because of our reputation, commitment to quality education, financial strength and competitive compensation package. To enhance our retention rate, we also allow our teachers to laterally transfer within our school network.

In May 2018, we entered into a strategic partnership agreement with Beijing Normal University (“BNU”) pursuant to which we jointly established Huiyan International Education College, which aims to provide international education training for prospective and existing teachers, and which will form part of the Faculty of Education of BNU. Huiyan International Education College will primarily collaborate with overseas universities to introduce renowned education institution brands and resources into China, offering degree programs at different levels and establishing a platform for recruiting global teaching talents. It will also conduct training programs to provide career development growth opportunities for teachers. Through this partnership, we will jointly own the intellectual property of research in international education with BNU. By offering internship opportunities across our domestic school networks and through our K-12 operation services to other schools to prospective students of Huiyan International Education College, we will also obtain a stable and valuable source of future teachers. In 2019, we entered into strategic cooperation agreements with a number of well-known universities in China, such as Jinan University, Changchun Normal University, Shaanxi Normal University, Guizhou University, South China Normal University and Guangdong University of Foreign Studies. Under these agreements, we may provide internship and job opportunities to their students, design and conduct joint training programs for our teachers and conduct joint research projects.

Teacher training

We are committed to providing ongoing professional development for our teachers and principals, in the form of online, on-campus or one-on-one training and support sessions. From time to time, we organize seminars on professional training in cooperation with prestigious institutions. We also invite veteran teachers to participate in school administration by offering them management training with the possibility of promotion to principal positions. The opportunity for ongoing professional training and career advancement is not always available at private schools in China and is a key differentiator in our ability to attract, develop and retain talented teachers.

Teachers in our overseas schools are continuously assessed under Continues Development, a program that measure the effectiveness and quality of their teaching and provide them with the right learning environment that enables them to adapt teaching methods and use innovative tools to delivery academic excellence.

Our Tuition

We charge our students tuition, boarding and other applicable fees generally prior to the beginning of each semester. Tuition and fees being paid in arrears is subject to special approval. We also accept monthly payment of fees at certain kindergartens we operate. We offer a partial refund if a student withdraws in the predetermined period. We may also offer tuition discounts to certain of Country Garden’s homeowners, our employees and employees of Country Garden. Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position. We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographic markets where our schools are located, the tuition charged by our competitors, our pricing strategy to gain market share and general economic conditions in China. Our tuition and fees charged for internationally-accredited programs are typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former. For the 2021 school year, we charged average tuition and fees of RMB25,703 for domestic kindergartens and RMB203,337 for overseas schools.

Research and Curriculum Development

We believe we have devoted significant resources to our research and curriculum development efforts which are reflected in the course materials and effective teaching methods. We work with school teachers to develop, update and improve school curricula and course materials based upon students’ needs and the latest official government curricula or course outlines issued by the relevant international programs. As students’ academic ability levels vary, our curricula are designed with the flexibility to address a particular student’s strengths and weaknesses. Our teaching and research departments work with school teachers to prepare or update such course curricula, and revise the curricula based on feedback from the classroom. To ensure our education quality can be upheld across schools, we have dedicated a professional team to designing curricula for the programs implemented in our schools and to keep our teaching materials updated with reference to the latest educational trends. Our overseas schools are continuously developing curriculum and academic extension activities to prepare students for admission to top universities. For example, preparation for students applying to Oxbridge has included preparation for admissions tests, workshops with a drama specialist to prepare students for interview, and mock interviews with academics from the University of Cambridge. Additionally, our overseas schools develop curricula in specific subject areas, which focus on the skills needed for interested students’ success at university.

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

As we have gradually forged a reputation for quality education through a proven track record of success over the years, we began to attract students from families other than Country Garden’s homeowners. We have also implemented a variety of marketing methods to enhance the brand recognition of our schools. By doing so, we intend to continue creating and implementing a standard corporate identity across all our schools. We take measures to increase word-of-mouth referrals which have been instrumental to attracting new students and building our brand. We have also strengthened our marketing strategy to drive student recruitment, and built up our marketing teams at both headquarters and regional levels to assist student’s recruitment, while allocating more marketing and promotional budgets for schools in the ramp-up stage.

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

Competition

The education service market in China is rapidly evolving, highly fragmented and competitive. We compete with a number of private kindergarten operators such as RYB Education. We may also compete with local private kindergartens and quality education service providers in each region we have a presence Similarly, our overseas schools compete against large operators such as Nord Anglia and Alpha Plus in the United Kingdom, as well as standalone private schools in each region. We believe we are well-positioned to replicate our success and compete effectively based on the following factors:

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

Properties and Facilities

We currently occupy a total combined gross floor area of approximately 40,702 square meters of facilities developed by Country Garden, all of which is leased. By utilizing the properties developed by Country Garden we avoid significant capital expenditures in connection with land procurement and facilities construction. We may also provide preferential student placements and tuition discounts to homeowners of the Country Garden properties. In recognition of our synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

As of the date of this annual report, we also own 58 properties and lease 31 facilities in the United Kingdom and the United States for school campuses and office use.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our schools. We also maintain insurance to cover our liability should any injuries occur at our schools. In addition, we maintain property insurance for our vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

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

Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version)

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

The Special Administrative Measures for Access of Foreign Investment (Foreign Investment Access Negative List) set forth in the 2017 Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version), or the 2018 Negative List, promulgated on June 28, 2018 with effect on July 28, 2018, which imposes the same restriction and prohibition on foreign investors in the education sector besides one additional ban on religious education institutes. On June 30, 2019, the MOFCOM and the NDRC jointly released the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries in which foreign investment is encouraged to invest under the 2017 Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the 2018 Negative List. On June 23, 2020, the MOFCOM and the NDRC jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Version), or the 2020 Negative List, which superseded the 2019 Negative List on July 23, 2020. On December 27, 2021, the NDRC and the MOFCOM jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List which came into effect on January 1, 2022 and replaced the 2020 Negative List. The 2021 Negative List remains unchanged with respect to the education industry., while it further provides that any domestic enterprise, which is engaged in the field of business that foreign investment is prohibited from investing as set forth in the 2021 Negative List, shall be examined and approved by the relevant state authorities before issuing shares and listing and trading abroad. Besides, any foreign investor shall not participate in the management of such domestic enterprise, and its shareholding ratio shall follow the relevant provisions regulating foreign investors’ investment in domestic securities.

As of the date of this annual report, our domestic kindergartens fall within restricted industries for foreign investors.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the National People’s Congress of the PRC, or the NPC, enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising kindergarten education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other education institution. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. The Education Law was amended on December 27, 2015, and further amended on April 29, 2021. The amended Education Law repudiates a specific paragraph of the old law, which prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

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

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, or the Amendment, was promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and came into force on September 1, 2017.

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

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such school’s annual inspection.

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

On May 14, 2021, the State Council amended the Implementation Rules for the Law for Promoting Private Education regulations, the other details of the operation requirement of non-profit schools and for-profit schools will further of the PRC, or the Implementation Rules, which became effective on September 1, 2021. Pursuant to the Amended Regulations, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where a private school other than private schools providing compulsory education conducts transactions with any related party, it shall follow the principles of openness, fairness and equality, determine the reasonable fees and regulate the decision-making, and shall not do detriment to the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

For a detailed discussion on how the Amendment and the above regulations will affect our schools, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future, and we have been subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

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

Further, the MOE issued the Reform Guideline on the Curriculum System of Compulsory Education (Trial) on June 8, 2001, which became effective on the same date, pursuant to which schools providing compulsory education shall follow a “state-local-school” three-tier curriculum system. In other words, schools must follow the state curriculum standard for state courses, while the local education authorities have the power to determine the curriculum standard for other courses, and schools may also develop curriculum that are suitable for their specific needs provided that the state curriculum shall be completely maintained.

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

Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Regulating the Development and Deepening of the Reform of the Pre-School Education, which provides, among others, that (1) private kindergartens forming part or all of the assets of a listing vehicle are prohibited from listing on stock markets; (2) non-governmental capital is prohibited from controlling state-owned or collectively-owned kindergartens and non-profit kindergartens by ways of mergers and acquisitions, entrusted management, franchising, variable interest entities arrangements, or other forms of control agreements; (3) for-profit kindergartens which participate in acquisitions, franchising or chain operation shall file with education departments of the county level or above and make available to the public agreements entered into with relevant interested enterprises; (4) listed companies are prohibited from investing in for-profit kindergartens through financing through stock markets, and should not purchase assets of for-profit kindergartens by cash, issuance of shares or other similar means; and (5) provincial legislative bodies should promulgate implementing measures by June 2019 with regard to the election of private kindergartens to be registered as non-profit or for-profit schools and specify time-frame requirements for such registration. For a detailed description of the associated risks, see “Item 3. Key Information—Risks Factors—Risks Related to Our Business— Our ability to maintain the operation of our kindergartens and to expand our kindergarten network may be limited due to our listing status as well as the PRC laws and regulations, which may in turn affect our results of operations.” On September 7, 2020, the MOE published the Draft Preschool Education Law for public comments. The Draft Preschool Education Law is expected to tighten restrictions over kindergartens in pursuing profits and specify legal liabilities for the violation of such restrictions.

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

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Authenticity and Compliance Verification, or Circular 3, which took effect on the same date. Circular 3 sets out various measures to tighten authenticity and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same date. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions (negative list) and other applicable laws. However, as the Circular 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

As of the date of this annual report, all PRC residents known to us that currently have direct or indirect interests in our company have completed the necessary registrations, as required by Circular 37. For a detailed description of the risk associated with the non-completion of such process, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

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

Excellence Education Investment Limited (1)
Ultimate Wise Group Limited (1)
Sure Brilliant Global Limited (2)
Mr. Junli He
Public Shareholders
61.17% (3)
13.02% (3)
4.21% (3)
6.16% (3)
15.44%
Bright Scholar Holdings (Cayman Islands)
100%
100%
Bright Scholar (Enlightenment) Investment Holdings Limited
Impetus Investment Limited (Cayman Islands)
100%
Time Education China Holdings Limited (Hong Kong)
100%
Bright Scholar (UK) Holdings Limited
100%
CATS Colleges Holdings Limited
100%
Other overseas schools
Outside China
Inside China
100%
100%
100%
100%
Time Elan Education Technology Co., Ltd.
Guangdong Bright Scholar Education Technology Co., Ltd.
Shenzhen Qianhai Xingkeyucai Trade Co., Ltd.
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd.
Meirong Yang
Wenjie Yang
95.0%
5.0%
Foshan Mei liang Education Technology Co., Ltd.
Foshan Shangtai Education Technology Co., Ltd.
Foshan Renliang Education Technology Co., Ltd.
Foshan Yongliang Education Technology Co., Ltd.
Foshan Zhiliang Education Technology Co., Ltd.
Beijing Boteng Consulting Co., Ltd.
Our Domestic Kindergartens
Our Complementary Service
Equity interest
Sponsorship interest (4)
Contractual arrangements

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

The following table sets forth the details of our significant subsidiaries, VIEs and schools/subsidiaries held by the VIEs from our continuing operations.

Subsidiaries	Place of Incorporation

Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman
Impetus Investment Limited	Cayman
New Bridge Management Co., Ltd	Cayman
Bright Scholar (Canada) Holdings Limited	Canada
Can-Achieve Academy Limited	Canada
Can-Achieve International Education Limited (Vancouver)	Canada
CEG Holdings Canada Inc.	Canada
976821 Ontario Inc.	Canada
744648 Alberta Inc.	Canada
FGE Holdings Limited	BVI
Bright Can-Achieve Limited	Hong Kong
Can-Achieve International Education Limited	Hong Kong
CEG Hong Kong JV Limited	Hong Kong
Foundation Global Education Limited	Hong Kong
Foundation Education China Limited	Hong Kong
Foundation Academy Limited	Hong Kong
Foundation Education Services Limited	Hong Kong
Time Education China Holdings Limited	Hong Kong
Xin Rui Management Co., Ltd.	Hong Kong
Bright Scholar (UK) Holdings Limited	United Kingdom
Bright Scholar (BCS) Limited	United Kingdom
Bright Scholar (BCS) Property Limited	United Kingdom
Bright Scholar (BCS) Management Limited	United Kingdom
Bright Scholar (BIC) Management Limited	United Kingdom
Bright Scholar (SM) Management Limited	United Kingdom
CATS Colleges Holdings Limited	United Kingdom
CATS Canterbury Limited	United Kingdom
CATS College London Limited	United Kingdom
CATS Retail Limited	United Kingdom
Cambridge School of Visual and Performing Arts Limited	United Kingdom
Cambridge Arts and Science Limited	United Kingdom
Cambridge School of Art and Design Limited	United Kingdom
CEG Properties Limited	United Kingdom
CEG Colleges Limited	United Kingdom
CGS Administrative Services Limited	United Kingdom
Stafford House Companies Limited	United Kingdom
Stafford House School of English Limited	United Kingdom
Stafford House Study Holidays Limited	United Kingdom
Study Holidays Limited	United Kingdom
Cambridge Education Group Holdings Inc.	United States
CATS Academy Boston Inc.	United States
Boston Academy of English Inc.	United States
Intrax English Academies LLC	United States
Can-achieve Global Education, Inc	United States
Cambridge Education Technology (Shanghai) Co., Limited (China)	The PRC
Foundation Information Consulting (Shenzhen) Co., Ltd.	The PRC
Guangdong Bright Scholar Education Technology Co., Ltd.	The PRC
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd.	The PRC
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd.	The PRC

Guangdong Zhixing Weilai Logistics Management Co., Ltd.	The PRC
Beijing Jingshiboda Education Technology Co., Ltd.	The PRC
Zhuhai Hengqin Dingjia Education Consulting Limited	The PRC
Zhuhai Hengqin Kaidi Education Consulting Co., Ltd.	The PRC
Time Elan Education Technology Co., Ltd.	The PRC
Zhuhai Xin Xu Education Management Co., Ltd.	The PRC
Guangzhou Elan Education Consulting Co., Ltd.	The PRC
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	The PRC
Beijing Bolai Reading Culture Co., Ltd.	The PRC
Shenzhen Elan Education Training Co., Ltd.	The PRC
Foshan Shunde Elan Education Training Co., Ltd.	The PRC
Hangzhou Impression Arts Training Co., Ltd.	The PRC
Can-achieve (Beijing) Education Consulting Co., Ltd.	The PRC
Guangzhou Can-achieve Global Consulting Co., Ltd.	The PRC
Zhengzhou Dahua Education Consulting Co., Ltd.	The PRC
Bright Scholar Wanjia (Beijing) Education Consulting Co., Ltd.	The PRC
Beijing Can-achieve Lingying Information Consulting Co., Ltd.	The PRC
Bright Scholar Education Consulting (Huizhou) Co., Ltd.	The PRC
Beijing Yinxiang Bright Scholar Education Consulting Co., Ltd.	The PRC
Shanghai Yinle Arts Training Co., Ltd.	The PRC

VIEs	Place of Incorporation

Foshan Meiliang Education Technology Co., Ltd.	The PRC
Foshan Shangtai Education Technology Co., Ltd.	The PRC
Foshan Renliang Education Technology Co., Ltd.	The PRC
Foshan Yongliang Education Technology Co., Ltd.	The PRC
Foshan Zhiliang Education Technology Co., Ltd.	The PRC
Beijing Boteng Consulting Co., Ltd.	The PRC

Schools/subsidiaries held by VIEs	Place of Incorporation

Dreambig Career Limited	Hong Kong
Chengdu Boxuele Education Management Consulting Co., Ltd.	The PRC
Wuhan Mierdun Education Technology Limited	The PRC
Chengdu Yinzhe Education and Technology Co., Ltd.	The PRC
Chengdu Laizhe Education and Technology Co., Ltd.	The PRC
Chengdu Zhiyimeng Software Technology Co., Ltd.	The PRC
Guangzhou Elan Education and Training Co., Ltd.	The PRC
Shanghai Elan Education and Training Co., Ltd.	The PRC
Shanghai Bolai Training Center Co., Ltd.	The PRC
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	The PRC
Guangdong Xingjian Education Co., Ltd.	The PRC
Huidong Silver Beach Education Consulting Co., Ltd.	The PRC
Dongguan Qishi Country Garden Kindergarten Co., Ltd.	The PRC
Dongguan Qingxi Country Garden Kindergarten Co., Ltd.	The PRC
Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd.	The PRC
Guangzhou Huihua Education Consulting Co., Ltd.	The PRC
Beijing Huanxue International Travel Limited	The PRC
Guangdong Lebeimeng Education Consulting Co., Ltd.	The PRC
Guangzhou Xingzhu Information Technology Co., Ltd.	The PRC
Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd.	The PRC
Taishan Lebeimeng Education Consulting Co., Ltd.	The PRC
Beijing Huanxue Tianxia International Travel Limited	The PRC
Dongguan Dongcheng Bright Scholar Kindergarten Co., Ltd	The PRC
Chengdu Pidu Bright Scholar Kindergarten Co., Ltd.	The PRC
Huizhou Huiyang Lelebao Shenhui City Kindergarten Co., Ltd.	The PRC
Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd.	The PRC
Shanghai Huodai Commercial Information Consulting Co., Ltd.	The PRC
Shanghai Youxun Education Technology Co., Ltd.	The PRC
Shanghai Hanlin Education Technology Co., Ltd.	The PRC

Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd.	The PRC
Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd.	The PRC
Jiangxi Leti Culture and Tourism Development Co., Ltd.	The PRC
Aijia Education Training (Shanghai) Co., Ltd.	The PRC
Shanghai Xinghanhai Education Technology Co., Ltd.	The PRC
Shanghai Yuhanlin Education Technology Co., Ltd.	The PRC
Zhejiang Leti Travel Agency Co., Ltd.	The PRC
Jiangxi Yuanye Travel Agency Co., Ltd.	The PRC
Fuzhou Leti Camping Operation Management Co., Ltd.	The PRC
Jiangxi Leyan Education Management Co., Ltd.	The PRC
Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd.	The PRC
Jiangxi Jingrui International Travel Agency Co., Ltd.	The PRC

The following table sets forth the details of the significant subsidiaries, the VIE, i.e., BGY Education Investment, and schools/subsidiaries held by the VIE from our discontinued operations, collectively referred to as the Affected Entities throughout this annual report.

VIE	Place of Incorporation

BGY Education Investment Management Co., Ltd.	The PRC

Schools/subsidiaries held by the VIE	Place of Incorporation

Hubei Sannew Education Development Limited	The PRC
Wuhan Sannew American Middle School	The PRC
Heze Qiqiaoban Education Technology Limited	The PRC
Heze Economic Development Zone Qiqiaoban Huaqiao City Kindergarten	The PRC
Heze Economic Development Zone Electric Kindergarten	The PRC
Heze Qiqiaoban Juancheng Kindergarten	The PRC
Heze Mudan District Yihai Kindergarten	The PRC
Qiqiaoban Oscar Kindergarten	The PRC
Juye Phoenix Qiqiaoban Dongfang Xintiandi Kindergarten	The PRC
Caoxian Qiqiaoban Kindergarten	The PRC
Juancheng Shuncheng International Kindergarten	The PRC
Jining Yanzhou Lelebao Kindergarten	The PRC
Shangdong Boshiyou Education Consulting Limited	The PRC
Jining Boshiwei Education Consulting Limited	The PRC
Xiju Country Garden Kindergarten	The PRC
Huiyang Country Garden Kindergarten	The PRC
Country Garden Silver Beach Kindergarten	The PRC
Huaxi Country Garden International Kindergarten	The PRC
Ningxiang Country Garden School	The PRC
Maoming Country Garden Kindergarten	The PRC
Huaxi Country Garden International School	The PRC
Huadu Holiday Peninsula Kindergarten	The PRC
Dalang Country Garden Kindergarten	The PRC
Haoting Country Garden Kindergarten	The PRC
Huanan Country Garden School	The PRC
Huanan Country Garden Bilingual Kindergarten	The PRC
Wuhan Country Garden School	The PRC
Wuhan Country Garden Kindergarten	The PRC
Country Garden Venice Bilingual School	The PRC
Nansha Country Garden Bilingual Kindergarten	The PRC
Licheng Country Garden Bilingual Kindergarten	The PRC
Phoenix City Bilingual School	The PRC
Phoenix City Country Garden Kindergarten	The PRC
Phoenix City Bilingual Kindergarten	The PRC
Lanzhou Country Garden School	The PRC
Country Garden Experimental School	The PRC
Gaoming Country Garden Kindergarten	The PRC
Ningxiang Country Garden Foreign Language Training School	The PRC
Ningxiang Country Garden Kindergarten	The PRC

Country Garden Silver Beach School	The PRC
Enping Country Garden Kindergarten	The PRC
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	The PRC
Qingyuan Country Garden Bilingual Kindergarten	The PRC
Danyang Country Garden Kindergarten	The PRC
Laian Country Garden Foreign Language School	The PRC
Laian Country Garden Kindergarten	The PRC
Chuzhou Country Garden Kindergarten	The PRC
Country Garden Huacheng Kindergarten	The PRC
Country Garden Huacheng School	The PRC
Kaiping Country Garden Jade Bay Kindergarten	The PRC
Chuzhou Country Garden Foreign Language School	The PRC
Kaiping Country Garden School	The PRC
Shaoguan Country Garden Foreign Language School	The PRC
Xiangtan Yisuhe Country Garden Kindergarten	The PRC
Guangyuan Lizhou Kasijia Kindergarten	The PRC
Dongguan Humen Bright Scholar Country Garden Kindergarten	The PRC
Foshan Shunde Ronggui Street Country Garden Kindergarten	The PRC
Guangdong Lelebao Education Technology Co., Ltd.	The PRC
Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd.	The PRC
Shawan Country Garden Kindergarten	The PRC
Heshan Country Garden Kindergarten	The PRC
Heshan Country Garden School	The PRC
Huanan Country Garden Cuiyun Mountain Kindergarten	The PRC
Country Garden Venice Kindergarten	The PRC
Zengcheng Country Garden Kindergarten	The PRC
Zengcheng Country Garden School	The PRC
Fengxin Country Garden Kindergarten	The PRC
Phoenix City Fengyan Kindergarten	The PRC
Shenghua Country Garden Bilingual School	The PRC
Wuhan Qiaosheng Education Investment Co., Ltd.	The PRC
Wuhan Qingshan District Bilingual Kindergarten	The PRC
Wuhan Donghu Tech Development Zone Xinqiao Kindergarten	The PRC
Wuhan Donghu Tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten	The PRC
Wuhan Dongxihu District Dongqiao Kindergarten	The PRC
Wuhan Hongshan District Xinqiao Aijia Kindergarten	The PRC
Haiyang Country Garden Kindergarten	The PRC
Tianjin Beichen Lelebao Kindergarten	The PRC
Fettes College Experimental School of Zengcheng, Guangzhou	The PRC
Guigang Gangbei Country Garden Lelebao Kindergarten	The PRC
Zhaoqing Lelebao Xingfuli Kindergarten	The PRC
Lanzhou Lelebao Hyde Country Kindergarten	The PRC
Lanzhou Lelebao Yorkshire Kindergarten	The PRC
Lanzhou Lelebao Edinburgh Kindergarten	The PRC
Jinan Zhangqiu Phoenix City Lelebao Kindergarten	The PRC
Jining Jizhou Yinxiang Lelebao Kindergarten	The PRC
Jining Feicuiwan Lelebao Kindergarten	The PRC
Heze Mudan District Culture City Kindergarten	The PRC
Weifang Boshixin Education Consulting Co., Ltd.	The PRC
Jinan Boshixing Education Consulting Co., Ltd.	The PRC
Guangdong Country Garden School	The PRC
Taishan Country Garden School	The PRC
Jurong Country Garden School	The PRC
Wuyi Country Garden Bilingual School	The PRC
Anqiu Lelebao Kindergarten	The PRC
Jurong Lelebao Yunxiyuan Kindergarten	The PRC
Tianjin Wuqing Ziquantingyuan Lelebao Kindergarten	The PRC
Yiwu Bright Scholar Education Consulting Management Co. Ltd.	The PRC
Henan Lelebao Education Consulting Management Co. Ltd.	The PRC
Jinxiang Lelebao Kindergarten	The PRC
Xianning Bright Scholar Country Garden Bilingual School	The PRC
Shouguang Feicuihuafu Lelebao Kindergarten	The PRC

Our Contractual Arrangements

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a wholly foreign-owned enterprise and currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in our schools. Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) the VIEs, and (2) the shareholders of the VIEs, i.e., Ms. Meirong Yang and Mr. Wenjie Yang.

On May 14, 2021, the State Council promulgated the Implementation Rules, which became effective on September 1, 2021 and further stipulate the operation and management of private schools and the capital operation of private education. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. As a result of the foregoing, in August 2021, shareholder of BGY Education Investment established a few new entities, including, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. On August 13, 2021, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. entered a series of supplementary agreements, which enabled them to join the 2017 contractual arrangements and share the same rights and obligations, if applicable, of BGY Education Investment.

The following is a summary of the material provisions of these contractual arrangements with the VIEs, respectively, and their respective shareholders. We may not amend or terminate these agreements unless authorized by a majority vote of our board of directors.

Call Option Agreements. Pursuant to the call option agreements between Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably granted Zhuhai Bright Scholar or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interest in the VIEs at nil consideration or the lowest consideration permitted by PRC laws and regulations under the circumstances where Zhuhai Bright Scholar or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of the VIEs or where we otherwise deem it necessary or appropriate to exercise the option. Zhuhai Bright Scholar has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of the VIEs’ assets or equity interests. Without obtaining Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not enter into any material contracts, incur any indebtedness, or alter the business scope of the VIEs. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the education services business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Power of Attorney. In January 2017 and August 2021, respectively, Ms. Meirong Yang and Mr. Wenjie Yang each executed irrevocable powers of attorney, appointing Zhuhai Bright Scholar, or any person designated by Zhuhai Bright Scholar, as his/her attorney-in-fact to (1) call and attend shareholders meeting of the VIEs and execute relevant shareholders resolutions, (2) exercise on his/her behalf all his/her rights as a shareholder of the VIEs, including those rights under PRC laws and regulations and the articles of association of the VIEs, such as voting, appointing, replacing or removing directors, (3) submit all documents as required by government authorities on behalf of the VIEs, (4) assign Ms. Meirong Yang’s and Mr. Wenjie Yang’s shareholding rights to Zhuhai Bright Scholar, including the rights to receive dividends, dispose of equity interest and enjoy the rights and interests during and after liquidation, (5) review the resolutions, books and accounts of the VIEs, and (6) exercise any other rights and benefits associated with shareholding that Ms. Meirong Yang or Mr. Wenjie Yang receive from the VIEs.

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Zhuhai Bright Scholar, the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of the VIEs, entered into in January 2017, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to the VIEs. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of Zhuhai Bright Scholar, none of the VIEs may accept such services from any third party. Zhuhai Bright Scholar owns the exclusive intellectual property rights created as a result of the performance of this agreement. The VIEs agree to pay Zhuhai Bright Scholar service fees in an amount solely decided by Zhuhai Bright Scholar, but not to exceed the paying school’s total revenues deducted by costs, taxes, mandatory reserve fund and other expenses. At the sole discretion of Zhuhai Bright Scholar, the calculation of the service fees should be determined based on the complexity of the services provided, the time and resources committed by Zhuhai Bright Scholar, the commercial value of the services, the market reference price and the operating condition of the paying school. As part of the exclusive management services and business cooperation agreement, Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs agree that they will not take any action, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of the VIEs, or disposing of their equity interests in the VIEs, without the written consent of Zhuhai Bright Scholar. The exclusive management services and business cooperation agreement may not be terminated by Ms. Meirong Yang, Mr. Wenjie Yang or any of the VIEs without the written consent of Zhuhai Bright Scholar.

Unless terminated, the agreement shall remain in full force and effect during the term of operations of Zhuhai Bright Scholar and the VIEs.

Equity Pledge Agreements. Pursuant to the equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably pledged all of their respective equity interests in the VIEs to Zhuhai Bright Scholar to guarantee performance of the obligations of the VIEs under the call option agreements, power of attorneys and exclusive management services and business cooperation agreements, each as described above. Ms. Meirong Yang and Mr. Wenjie Yang each agreed that without prior written consent of Zhuhai Bright Scholar, they shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Unless terminated, the equity pledge agreements remain in full force and effect until all of the obligations of Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs under the agreements described above have been duly performed and related payments are duly paid. The pledge of equity interests in the VIEs is in the process of registration with the local branch of SAIC and will be effective upon such registration.

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

A. Operating Results

Overview

We are a global premier education service company, which primarily provides quality international education services to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. As part of our global expansion plan, we have been exploring mergers and acquisition opportunities abroad to expand our global school network, targeting quality K-12 private education providers and reputable schools in the targeted overseas countries and jurisdictions. As of the date of this annual report, we have eight domestic kindergartens within China and eight overseas school located in the United Kingdom and the United States.

On May 14, 2021, the PRC State Council announced the Implementation Rules, which became effective on September 1, 2021. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party.

The Implementation Rules have had significant impacts on our business and our results of operations. After consultation with its PRC legal counsel and external advisors, we have reached the conclusion that, as a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities, which primarily include our private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China that are affected by the Implementation Rules. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities and had discontinued any business activities with such entities by August 31, 2021.

Our continued business includes domestic for-profit kindergartens and K-12 operation services, overseas schools and complementary education services. We have built our global presence primarily through acquiring established overseas schools and language training institutions in countries such as the United Kingdom and the United States. Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ future studies. We also offer a range of complementary education services, primarily including camp programs, after-school programs, through our network of learning centers in China, as well as international education consulting services.

For our continuing operations, our revenue was RMB666.6  million, RMB1,476.3 million and RMB1,401.8 million (US$217.0 million) for the 2019, 2020 and 2021 fiscal years, respectively; our net loss was RMB227.1 million, RMB307.3 million and RMB535.1 million (US$82.8 million) for the same periods, respectively. We use adjusted net loss, which excludes share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax, in evaluating our ongoing results of operations. Our adjusted net loss was RMB164.2 million, RMB283.6 million and RMB420.2 million (US$65.0 million) for the 2019, 2020 and 2021 fiscal years, respectively. See “—Non-GAAP measures” for details.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting the private K-12 education industry in China and overseas and company-specific factors, including the following:

Demand for quality private kindergartens in China and quality private K-12 education overseas

We have benefited from the increasing demand for private education in China. Such demand is primarily driven by the increasing number of Chinese students who seek quality education and aspire to study abroad, which is in turn driven by an increasing number of affluent families in China, the rising recognition of the quality of higher education overseas, the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects, and various economic and political factors. Demand for private K-12 education in each respective overseas market is affected by, among many other factors, the general economic conditions and political trend, local policies and regulations on private education, and the quality of local public education. Material changes to these factors will affect our operation results.

Our student enrollment and mix

Our revenue primarily consists of tuition and fees from students enrolled at our schools. The level of students enrolled at our schools directly affects our revenue and profitability. The following table sets forth the average number of students enrolled at our schools for our continuing operations in the school years indicated.

	2019 school year		2020 school year		2021 school year
	Number	% of total	Number	% of total	Number	% of total
Domestic Kindergartens	321	11.3	541	14.4	939	28.6
Overseas Schools (1)	2,514	88.7	3,212	85.6	2,343	71.4
Total	2,835	100.0	3,753	100.0	3,282	100.0

(1)	For the purpose of calculating average number of students enrolled at our schools, we do not take into account students at our language training institutions.

Our total student enrollment for our continuing operations for the 2019, 2020 and 2021 fiscal years was 2,835, 3,753 and 3,282, respectively. Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, the expansion of our school network as well as the population density in Country Garden’s residential properties, which have served as a major source of students for our schools.

Student enrollment is also affected by the number and capacity of our schools. The following table sets forth the number and capacity of schools for our continuing operations as of the dates indicated.

	As of September 1,
	2019		2020		2021
	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity
Domestic Kindergartens	4	1,374	5	1,644	8	2,764
Overseas Schools	6	3,357	8	4,422	8	4,422
Total	10	4,731	13	6,066	16	7,186

The total number of schools within our school network for our continuing operations for the 2019, 2020 and 2021 fiscal year was 10, 13 and 16, respectively.

As utilization rates are generally higher for schools that have been in operation for a longer period of time, the unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. The utilization rate is defined as the average of monthly student enrollment at a school for a period divided by the school capacity as of the start of such period. The average utilization rate for our domestic kindergartens, all of which were within the first five fiscal years since their launch as of September 1, 2021 was 34.0%.

Our tuition and fees

Our results of operations are affected by the level of the tuition and fees we charge our students. We charge tuition and fees based on the type of school that the student is enrolled at, the location of the school and, in certain cases, the student’s grade level. We generally seek to gradually increase our tuition and fee level without compromising our student enrollment. The tuition and fees we charge are subject to approval by the competent government pricing authorities. The government pricing authorities, at both the provincial and local levels, have broad powers to regulate the private education industry in China including the tuition, room and board fees and other fees charged by schools. The following table sets forth the average tuition and fees of our schools for our continuing operations in the school years indicated.

	2019 school year	2020 school year	2021 school year
	RMB	RMB	RMB	US$
Domestic Kindergartens	24,935	17,095	25,703	3,979
Overseas Schools (1)	239,486	207,643	203,337	31,474

(1)	For the purpose of calculating average tuition and fees of our schools, we do not take into account students at our language training institutions.

For the 2019, 2020 and 2021 school years, our average tuition and fees across all of our domestic kindergartens for our continuing operations were RMB24,935, RMB17,095 and RMB25,703 respectively. Our tuition and fees charged for overseas schools take into consideration of market rates and consumption levels of the relevant countries and areas where our schools are located. For the 2020 and 2021 school years, our average tuition and fees per student for overseas schools were RMB207,643 and RMB203,337, respectively. The decline was largely attributable to the impact of the COVID-19 pandemic.

The tuition and fees we charge are also affected by the ramp-up stage of our schools. For our new schools in the initial ramp-up period, which are typically located at or in the vicinity of recently-completed properties of Country Garden, a related party, we may strategically price our tuition and fees to encourage student enrollment. For example, we charged an average tuition and fees of RMB25,703 per student for our domestic kindergartens for the 2021 school year and the tuition discounts we offered to Country Garden’s homeowners represented 14.3% of our revenues from domestic kindergartens in the 2021 fiscal year.

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

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability. The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. The ratio of the number of our students to the number of our teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins. Our student-to-teacher ratio for our domestic kindergartens in the 2021 school years was 6.5. We had a negative operating margin of 28.6%, 8.4% and 27.8% in the 2019, 2020 and 2021 fiscal years, respectively.

Our newly-established schools’ ability to grow rapidly during the ramp-up period following their establishment is expected to result in their growing brand value and increasing student enrollment, which will improve the capacity utilization of their campuses and further result in greater operating leverage and increasing profitability at these schools.

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

Our ability to expand our school network cost-efficiently

A few of our existing domestic kindergartens are located within or in the vicinity of Country Garden’s residential communities. Country Garden is generally responsible for land procurement and facilities construction, and we are responsible for the school operation. Our ability to maintain the collaboration with Country Garden or with other third parties in a similar manner will determine the speed and efficiency with which we expand our school network. In the case where we pursue a strategy to procure and build our schools independent of Country Garden and other third parties, our ability to efficiently procure land, construct school facilities and ramp up the school operation will impact our ability to expand our school network.

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

Seasonality

Our business in China is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues. Our students enrolled in our domestic kindergartens and overseas schools and their parents typically pay the tuition and fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. For our domestic kindergartens and overseas schools, we typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Our overseas operations are subject to seasonal fluctuations similar to our domestic operations, with minimal school term revenue recognized typically in July and August.

Key Components of Results of Operations

Revenue

Due to the effectiveness of the Implementation Rules, we have determined that we have lost control of schools providing compulsory education and not-for-profit kindergartens, which caused us to restructure our continuing operations into three operating segments, including overseas schools, complementary education services, and domestic kindergartens and K-12 operation services. Given the change in the composition of our reportable segments, prior year segment information was recast to conform to the current year’s presentation.

The following tables compare revenue generated from our overseas schools, complementary education services, and domestic kindergartens and K-12 operation services and as a percentage of total revenues for our continuing operations for the periods indicated.

	Year Ended August 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentage)
Overseas schools	181,793	27.3	835,927	56.6	502,607	77,798	35.9
Complementary education services	448,561	67.3	540,387	36.6	625,640	96,842	44.6
Domestic kindergartens and K-12 operation services	36,292	5.4	100,033	6.8	273,533	42,340	19.5
Total	666,646	100.0	1,476,347	100.0	1,401,780	216,980	100.0

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

	Year Ended August 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentages)
Domestic Kindergartens and K-12 Operation Services	42,250	116.4	132,324	132.3	283,844	43,936	103.8
Overseas schools	148,332	81.6	588,840	70.4	513,871	79,542	102.2
Complementary education services	285,556	63.7	338,363	62.6	382,548	59,214	61.1
Total	476,138	71.4	1,059,537	71.8	1,180,263	182,692	84.2

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses. Our selling, general and administrative expenses were RMB392.5 million, RMB562.6 million and RMB535.9 million (US$82.9 million) in the 2019, 2020 and 2021 fiscal years, respectively, accounting 58.9%, 38.1% and 38.2% of our revenue for the same periods, respectively.

Results of Operations

Reportable Segment

Prior to fiscal year 2020, our chief operating decision maker (“CODM”) had previously been identified as the Chief Executive Officer. Due to the reorganization of the business units and change in internal reporting, the CODM has been defined as the management committee.

During the year ended August 31, 2019, we acquired the overseas businesses and our CODM reviewed results in five reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools and Complementary Education Services. During the year ended August 31, 2020, we have changed our internal management structure and has expanded into service offerings in utilizing technology to deliver online study programs; therefore, we identified six reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools, Complementary Education Services and Education Technology. Given the change in the composition of our reportable segments, prior year segment information was recast to conform to the current year’s presentation. During the year ended August 31, 2021, we operated under three reportable segments due to the restructuring of our business in response to the Implementation Rules, which included Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services.

The following tables set forth a summary of our consolidated results of operations by amount and as a percentage of total revenues for our continuing operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended August 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Continuing operations
Revenue	666,646	100.0	1,476,347	100.0	1,401,780	216,980	100.0
Cost of revenue	(476,138)	(71.4)	(1,059,537)	(71.8)	(1,180,263)	(182,692)	(84.2)

Gross profit	190,508	28.6	416,810	28.2	221,517	34,288	15.8
Selling, general and administrative expenses	(392,540)	(58.9)	(562,600)	(38.1)	(535,878)	(82,948)	(38.2)
Other operating income	11,206	1.7	34,761	2.4	24,969	3,865	1.8
Impairment loss on operating lease right-of-use assets	—	—	(12,772)	(0.9)	(15,575)	(2,411)	(1.1)
Impairment loss on goodwill	—	—	—	—	(84,730)	(13,115)	(6.0)
Operating loss	(190,826)	(28.6)	(123,801)	(8.4)	(389,697)	(60,321)	(27.8)
Interest income/(expenses), net	19,677	3.0	(162,912)	(11.0)	(169,693)	(26,267)	(12.1)
Investment income	14,180	2.1	54,166	3.7	129,575	20,057	9.2
Other expenses	(5,028)	(0.8)	(10,364)	(0.7)	(10,137)	(1,569)	(0.7)
Loss before income taxes and share of equity in loss of unconsolidated affiliates	(161,997)	(24.3)	(242,911)	(16.5)	(439,952)	(68,100)	(31.4)
Income tax expenses	(64,913)	(9.7)	(63,815)	(4.3)	(94,176)	(14,577)	(6.7)
Share of equity in loss of unconsolidated affiliates	(239)	(0.0)	(595)	(0.0)	(1,018)	(158)	(0.1)
Net loss from continuing operations	(227,149)	(34.1)	(307,321)	(20.8)	(535,146)	(82,835)	(38.2)
Income from discontinued operations, net of tax	479,907	72.0	471,495	31.9	369,343	57,170	26.3
Net (loss)/income	252,758	37.9	164,174	11.1	(165,803)	(25,665)	(11.8)

Less: Net income/(loss) attributable to the non-controlling interests	11,659	1.7	3,169	0.2	(112,998)	(17,491)	(8.1)
Net income/(loss) attributable to Bright Scholar Holdings ordinary shareholders	241,099	36.2	161,005	10.9	(52,805)	(8,174)	(3.8)
Amounts attributable to Bright Scholar Holdings shareholders
Net loss from continuing operations	(242,339)	(36.4)	(316,878)	(21.5)	(540,768)	(83,705)	(38.6)
Income from discontinued operations, net of tax	483,438	72.5	477,883	32.4	487,963	75,531	34.8
Net income/(loss) attributable to Bright Scholar Holdings shareholders	241,099	36.2	161,005	10.9	(52,805)	(8,174)	(3.8)
Net (loss)/earnings per share attributable to ordinary shareholders — basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	(1.98)		(2.64)		(4.54)	(0.70)
Net income from discontinued operations attributable to ordinary shareholders	3.95		3.98		4.09	0.63
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders	1.97		1.34		(0.45)	(0.07)
Weighted average shares used in calculating net earnings per ordinary share, basic and diluted	122,322,894		120,158,001		119,220,331	119,220,331

Non-GAAP measures

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) and adjusted operating income/(loss) as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and income/(loss) from discontinued operations, net of tax.. We define adjusted operating income/(loss) from continuing operations as net operating income/(loss) from continuing operations excluding share-based compensation expense, amortization of intangible assets, impairment loss on operating lease right-of-use assets, and impairment loss on goodwill.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss). In addition, due to the impact of the Implementation Rules, the Affected Entities deconsolidated is classified as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis.  Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted EBITDA, adjusted net income/(loss) from continuing operations, adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations for the periods indicated to their respective most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	Year Ended August 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Reconciliation of gross profit to adjusted gross profit
Gross profit from continuing operations	190,508	416,810	221,517	34,288
Add: amortization of intangible assets	14,142	26,754	16,141	2,498
Adjusted gross profit from continuing operations	204,650	443,564	237,658	36,787

Reconciliation of operating loss to adjusted operating loss
Operating loss from continuing operations	(190,826)	(123,801)	(389,697)	(60,321)
Add: share-based compensation expense	51,664	(10,631)	1,865	289
Add: amortization of intangible assets	14,142	26,754	16,141	2,498
Add: Impairment loss on operating lease right-of-use assets	—	12,772	15,575	2,411
Add: Impairment loss on goodwill	—	—	84,730	13,115
Adjusted operating loss from continuing operations	(125,020)	(94,906)	(271,386)	(42,008)

Reconciliation of net (loss)/income to adjusted net loss
Net (loss)/income	252,758	164,174	(165,803)	(25,665)
Add: share-based compensation expense	51,664	(10,631)	1,865	289
Add: amortization of intangible assets	14,142	26,754	16,141	2,498
Add: Tax effect of amortization of intangible assets	(2,837)	(5,148)	(3,343)	(517)
Add: Impairment loss on operating lease right-of-use assets	—	12,772	15,575	2,411
Add: Impairment loss on goodwill	—	—	84,730	13,115
Less: Loss from discontinued operations, net of tax	479,907	471,495	369,343	57,170
Adjusted net loss	(164,180)	(283,574)	(420,178)	(65,039)

Reconciliation of net (loss)/income to adjusted EBITDA
Net (loss)/income	252,758	164,174	(165,803)	(25,665)
Less: interest expense, net	19,677	(162,912)	(169,693)	(26,267)
Add: income tax expense	64,913	63,815	94,176	14,577
Add: depreciation and amortization	59,163	118,160	138,847	21,492
Add: share-based compensation expense	51,664	(10,631)	1,865	289
Add: Impairment loss on operating lease right-of-use assets	—	12,772	15,575	2,411
Add: Impairment loss on goodwill	—	—	84,730	13,115
Less: Loss from discontinued operations, net of tax	479,907	471,495	369,343	57,170
Adjusted EBITDA	(71,086)	39,707	(30,260)	(4,684)

Segment information

In response to the Implementation Rules, we reorganized our business unites and operated in three segments. The following tables set forth the revenue, cost of revenue and gross profit of our three segments of business by amount and as a percentage of total segment revenue for our continuing operations for the periods indicated, with the change in segment reporting reflected retrospectively.

	Year Ended August 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue	666,646	100.0	1,476,347	100.0	1,401,780	216,980	100.0
Overseas schools	181,793	27.3	835,927	56.6	502,607	77,798	35.9
Complementary education services	448,561	67.3	540,387	36.6	625,640	96,842	44.6
Domestic kindergartens and K-12 operation services	36,292	5.4	100,033	6.8	273,533	42,340	19.5
Cost of revenue	(476,138)	(71.4)	(1,059,537)	(71.8)	(1,180,263)	(182,692)	(84.2)
Overseas schools	(148,332)	(81.6)	(588,840)	(70.4)	(513,871)	(79,542)	(102.2)
Complementary education services	(285,556)	(63.7)	(338,363)	(62.6)	(382,548)	(59,214)	(61.1)
Domestic kindergartens and K-12 operation services	(42,250)	(116.4)	(132,334)	(132.3)	(283,844)	(43,936)	(103.8)
Gross profit/(loss)	190,508	28.6	416,810	28.2	221,517	34,288	15.8
Overseas schools	33,461	18.4	247,087	29.6	(11,264)	(1,744)	(2.2)
Complementary education services	163,005	36.3	202,024	37.4	243,092	37,628	38.9
Domestic kindergartens and K-12 operation services	(5,958)	(16.4)	(32,301)	(32.3)	(10,311)	(1,596)	(3.8)

Year ended August 31, 2020 compared to year ended August 31, 2021

Revenue. Our revenue from continuing operations decreased by 5.1% from RMB1,476.3 million in the 2020 fiscal year to RMB1,401.8 million (US$217.0 million) in the 2021 fiscal year.

●	Overseas schools. Our revenue from overseas schools decreased by 39.9% from RMB835.9 million in the 2020 fiscal year to RMB502.6 million (US$77.8 million) in the 2021 fiscal year, primarily due to impact of the global COVID-19 pandemic on our overseas schools, which caused temporary shutdowns of campuses and resulted in our decreased revenue from boarding and accommodation services.

●

Complementary education services. Our revenue from complementary education services increased by 15.8% from RMB540.4 million in the 2020 fiscal year to RMB625.6 million (US$96.8 million) in the 2021 fiscal year, primarily due to a moderate recovery of our camp and domestic tour business and after school all-round education services as compared to the previous fiscal year.

●

Domestic kindergartens and K-12 operation services. Our revenue from domestic kindergartens and K-12 operation services increased by 173.4% from RMB100.0 million in the 2020 fiscal year to RMB273.5 million (US$42.3 million) in the 2021 fiscal year, primarily due to increase in revenue from catering services.

Cost of revenue. Our cost of revenue increased by 11.4% from RMB1,059.5 million in the 2020 fiscal year to RMB1,180.3 million (US$182.7 million) in the 2021 fiscal year, primarily due to the growing size of our catering services.

●	Overseas schools. Our costs of revenue incurred by our overseas schools decreased by 12.7% from RMB588.8 million in the 2020 fiscal year to RMB513.9 million (US$79.5 million) in the 2021 fiscal year, primarily due to our effective cost control measures.

●	Complementary education services. Our cost of revenue incurred by complementary education services increased by 13.1% from RMB338.4 million in the 2020 fiscal year to RMB382.5 million (US$59.2 million) in the 2021 fiscal year, which was largely in line with the growth of our complementary education services in this fiscal year.

●

Domestic kindergartens and K-12 operation services. Our cost of revenue incurred by domestic kindergartens and K-12 operation services increased by 114.5% from RMB132.3 million in the 2020 fiscal year to RMB283.8 million (US$43.9 million) in the 2021 fiscal year, primarily due to an increase in the provision of catering services.

Gross profit. As a result of the foregoing, our gross profit decreased by 46.9% from RMB416.8 million in the 2020 fiscal year to RMB221.5 million (US$34.3 million) in the 2021 fiscal year. Our gross margin decreased from 28.2% in the 2020 fiscal year to 15.8% in the 2021 fiscal year, primarily due to a decrease in the gross margin of our overseas school business caused by the still ongoing COVID-19 pandemic.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 4.7% from RMB562.6 million in the 2020 fiscal year to RMB535.9 million (US$82.9 million) in the 2021 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue increased slightly from 38.1% in the 2020 fiscal year to 38.2% in the 2021 fiscal year. The decrease in selling, general and administrative expenses was primarily due to decreased managerial and administrative activities in our overseas schools caused by the COVID-19 pandemic.

Impairment loss on operating lease right-of-use assets. We recorded an impairment loss on operating lease right-of-use assets of RMB15.6 million (US$2.4 million) in the 2021 fiscal year as compared to RMB12.8 million in the 2020 fiscal year. The increase was primarily due to the increased adverse impact from the COVID-19 pandemic overseas.

Impairment loss on goodwill. We recorded an impairment loss on goodwill of RMB84.7 million (US$13.1 million) in the 2021 fiscal year as compared to nil in the 2020 fiscal year. The impairment loss on goodwill in 2021 fiscal year was related to our career counseling business that was adversely affected by the COVID-19 pandemic and after-school program business that was adversely affected by the recently promulgated regulations on after-school tutoring in China.

Operating loss. As a result of the foregoing, we experienced an operating loss of RMB123.8 million in the 2020 fiscal year and RMB389.7 million (US$60.3 million) in the 2021 fiscal year.

Interest expense, net. We recorded a net interest expense of RMB169.7 million (US$26.3 million) in the 2021 fiscal year as compared to RMB162.9 million in the 2020 fiscal year.

Income tax expense. Our income tax expense was RMB94.2 million (US$14.6 million) in the 2021 fiscal year. Our effective tax rate increased from 22.8%  in the 2020 fiscal year to 52.4%  in the 2021 fiscal year, primarily due to the increase of undeductible expenses and impairment loss on goodwill.

Loss for the year. As a result of the foregoing, we experienced a net loss from continuing operations of RMB307.3 million for the 2020 fiscal year and a net loss of RMB535.1 million (US$ 82.8 million) for the 2021 fiscal year.

Adjusted net loss. We recorded an adjusted net loss of RMB420.2 million (US$65.0 million) for the 2021 fiscal year, compared to an adjusted net loss of RMB283.6 million for the 2020 fiscal year. See “—Non-GAAP measures.”

Year ended August 31, 2019 compared to year ended August 31, 2020

Revenue. Our revenue from continuing operations increased by 121.5% from RMB666.6 million in the 2019 fiscal year to RMB1,476.3 million in the 2020 fiscal year.

●	Overseas schools. Our revenue from overseas schools increased by 359.9% from RMB181.8 million in the 2019 fiscal year to RMB835.9 million in the 2020 fiscal year, primarily due to revenue contribution from acquired overseas schools. We acquired CATS in July 2019 and St. Michael’s School and BIC in September 2019. For the 2019 and 2020 fiscal years, overseas schools had an average number of students of 2,514 and 3,212 and an average tuition and fees of RMB239,486 and RMB207,643, respectively.

●	Complementary education services. Our revenue from complementary education services increased by 20.5% from RMB448.6 million in the 2019 fiscal year to RMB540.4 million in the 2020 fiscal year, primarily due to (1) our swift response to the COVID-19 pandemic by launching new products and services that are less affected by the pandemic in the summer of 2020 and (2) revenue contribution from our acquired complementary education services.

●	Domestic kindergartens and K-12 operation services. Our revenue from domestic kindergartens and K-12 operation services increased by 175.6% from RMB36.3 million in the 2019 fiscal year to RMB100.0 million in the 2020 fiscal year, primarily due to increase in revenue from catering services.

Cost of revenue. Our cost of revenue from continuing operations increased by 122.5% from RMB476.1 million in the 2019 fiscal year to RMB1,059.5 million in the 2020 fiscal year, primarily due to the incremental cost from overseas schools. We added four kindergartens to our school network and acquired two overseas schools in the 2020 fiscal year.

●	Overseas schools. Our costs of revenue incurred by our overseas schools increased by 297.0% from RMB148.3 million in the 2019 fiscal year to RMB588.8 million in the 2020 fiscal year, primarily due to increased expenses from acquired overseas schools. We acquired CATS in July 2019 and St. Michael’s School and BIC in September 2019.

●	Complementary education services. Our cost of revenue incurred by complementary education services increased by 18.5% from RMB285.6 million in the 2019 fiscal year to RMB338.4 million in the 2020 fiscal year, primarily due to the growth of our complementary education services in the 2020 fiscal year.

●	Domestic kindergartens and K-12 operation services. Our cost of revenue incurred by domestic kindergartens and K-12 operation services increased by 213.2% from RMB42.3 million in the 2019 fiscal year to RMB132.3 million in the 2020 fiscal year, primarily due to an increase in the provision of catering services.

Gross profit. As a result of the foregoing, our gross profit increased by 118.8% from RMB190.5 million in the 2019 fiscal year to RMB416.8 million in the 2020 fiscal year. Our gross margin decreased slightly from 28.6% in the 2019 fiscal year to 28.2% in the 2020 fiscal year, primarily due to the impact from the COVID-19 pandemic. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 43.3% from RMB392.5 million in the 2019 fiscal year to RMB562.6 million in the 2020 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue decreased from 58.9% in the 2019 fiscal year to 38.1% in the 2020 fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits incurred from additional general and administrative staff members, as well as the incremental selling, general and administrative expenses incurred from the acquired businesses.

Impairment loss on operating lease right-of-use assets. We recorded an impairment loss on operating lease right-of-use assets of RMB12.8 in the 2020 fiscal year as compared to nil in the 2019 fiscal year. The impairment loss on operating lease right-of-use assets in the 2020 fiscal year was primarily due to the outbreak of COVID-19 pandemic in 2020.

Operating loss. As a result of the foregoing, we experienced an operating loss of RMB190.8 million in the 2019 fiscal year and RMB123.8 million in the 2020 fiscal year.

Interest income/expense, net. We recorded a net interest expense of RMB162.9 million in the 2020 fiscal year as compared to a net interest income of RMB19.7 million in the 2019 fiscal year, primarily due to the increased interest expense as a result of senior note issuance.

Income tax expense. Our income tax expense was RMB63.8 million in the 2020 fiscal year. Our effective tax rate increased from 22.5% in the 2019 fiscal year to 22.8% in the 2020 fiscal year, primarily due to the impairment loss on operating lease right-of-use assets and goodwill in the 2020 fiscal year.

Loss for the year. As a result of the foregoing, we experienced a net loss from continuing operations of RMB227.1 million for the 2019 fiscal year and a net loss of RMB307.3 million for the 2020 fiscal year.

Adjusted net loss. We recorded an adjusted net loss of RMB283.6 million for the 2020 fiscal year, compared to an adjusted net loss of RMB164.2 million for the 2019 fiscal year. See “—Non-GAAP measures.”

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities and proceeds from our financing activities. As of August 31, 2019, 2020 and 2021, we had RMB2,522.7 million, RMB2,011.9 million and RMB1,515.2 million (US$234.5 million), respectively, in cash and cash equivalents and restricted cash for our continuing operations. Approximately 30.4% of our cash and cash equivalents and restricted cash as of August 31, 2021 for our continuing operations were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We intend to finance our future working capital requirements and capital expenditures primarily from cash generated from operating activities, and to a lesser extent, from debt and equity financing activities.

As of August 31, 2021, our current liabilities exceeded its current assets by RMB342.9 million. Included in the current liabilities as of August 31, 2021 were bond payable due in one year of RMB1,836.4 million, short-term loan of RMB753.8 million, and contract liabilities of RMB426.0 million relating to tuition and boarding fee received in advance by overseas schools and complementary education service fee received in advance. We had cash and cash equivalents of RMB844.7 million as of August 31, 2021. In addition, we had restricted cash of RMB669.0 million as of August 31, 2021, which is mainly the deposits in connection with the short-term loan. The management has given careful consideration to the future liquidity and performance of us and our available sources of financing in assessing whether we will have sufficient funds to fulfill our financial obligations and continue as a going concern and concluded that we will have sufficient financial resources to support our operations and to meet our financial obligations and commitments as they become due.

Our directors have reviewed the management’s assessment together with the underlying basis and are satisfied that it is appropriate to prepare the consolidated financial statements on a going concern basis. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if we are unable to continue as a going concern.

Although we combine the results of the VIEs and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of the VIEs or their respective subsidiaries. However, a portion of the cash balances of the VIEs and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with the VIEs and their respective subsidiaries. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

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

The following table sets forth a condensed summary of our cash flows for both continuing operations and discontinued operations for the periods indicated.

	Year Ended August 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	864,988	491,227	698,808	108,168
Net cash (used in)/generated from investing activities	(2,256,009)	72,567	(3,079,036)	(476,601)
Net cash generated/(used in) from financing activities	1,479,533	675,703	(446,534)	(69,119)
Net increase/(decrease) in cash and cash equivalents, and restricted cash	88,512	1,239,497	(2,826,762)	(437,552)
Cash and cash equivalents, and restricted cash at beginning of the year	3,164,081	3,265,014	4,423,937	684,778
Effect of exchange rate change	12,421	(80,574)	(82,012)	(12,696)
Cash and cash equivalents, and restricted cash at end of the year	3,265,014	4,423,937	1,515,163	234,530

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

For the 2021 fiscal year, we had net cash generated from operating activities of RMB698.8 million (US$108.2 million). This amount represents our net loss of RMB165.8 million (US$25.7 million), adjusted primarily for (1) depreciation of RMB188.8 million (US$29.2 million), (2) noncash lease expenses of RMB257.2 million (US$39.8 million), (3) impairment loss on goodwill of RMB84.7 million (US$13.1 million), (4) loss on deconsolidation of Affected Entities of RMB261.3 million (US$40.4 million), and (4) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of RMB220.3 million (US$34.1 million) in accrued expenses and other current liabilities and (2) an increase of RMB162.8 million (US$25.2 million) in contract liabilities, partially offset by a decrease of lease liabilities in RMB213.8 million (US$33.1 million).

For the 2020 fiscal year, we had net cash generated from operating activities of RMB491.2 million. This amount represents our net income of RMB164.2 million, adjusted primarily for (1) depreciation of RMB153.9 million, (2) noncash lease expenses of RMB142.5 million, (3) impairment loss on goodwill of RMB68.7 million, (4) amortization of intangible assets of RMB41.4 million, and (4) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of RMB109.5 million in lease liabilities and (2) an increase of RMB25.2 million in contract liabilities.

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

Investing activities

For the 2021 fiscal year, we had net cash used in investing activities of RMB3,079.0 million (US$476.6 million), primarily attributable to (1) purchase of short-term investments of RMB3,892.7 million (US$602.5 million), (2) additions of property and equipment and intangible assets of RMB158.7 million (US$24.6 million) and net cash outflow of RMB2,912.3 million (US$450.8 million) from loss of control of Affected Entities, partially offset by proceeds from redemption of short-term investments upon maturity of RMB3,905.7 million (US$604.6 million),

For the 2020 fiscal year, we had net cash generated from investing activities of RMB72.6 million, primarily attributable to proceeds from redemption of short-term investments upon maturity of RMB2,390.0 million, partially offset by (1) purchase of short-term investments of RMB2,156.6 million, (2) additions of property and equipment and intangible assets of RMB 149.8 million.

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

Financing activities

For the 2021 fiscal year, we had net cash used in financing activities of RMB446.5 million (US$69.1 million), representing (1) dividend payment to shareholders of RMB92.6 million (US$14.3 million), (2) repurchase of ordinary shares of RMB24.6 million (US$3.8 million), (3) repurchase of senior notes of RMB80.2 million (US$12.4 million) and (4) repayment of bank loans of RMB1,228.6 million (US$190.2 million), (4) payment for acquisition of Chengdu Yinzhe and Linstitute of RMB22.6 million (US$3.5 million) and RMB12.2 million (US$1.9 million), partially offset by proceeds from bank loan of RMB1,047.2 million (US$162.1 million).

For the 2020 fiscal year, we had net cash generated from financing activities of RMB675.7 million, representing proceeds from bank loan of RMB1,016.2 million, partially offset by (1) dividend payment to shareholders of RMB184.2 million, (2) repurchase of ordinary shares of RMB56.1 million and (3) repayment of bank loans of RMB50.0 million.

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

Going concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to generate cash flows from operations, and our ability to arrange adequate financing arrangements to support its working capital requirements.

As of August 31, 2021, our current liabilities exceeded its current assets by RMB342.9 million. Included in the current liabilities as of August 31, 2021 were bond payable due in one year of RMB1,836.4 million, short-term loan of RMB753.8 million, and contract liabilities of RMB426.0 million relating to tuition and boarding fee received in advance by overseas schools and complementary education service fee received in advance. We had cash and cash equivalents of RMB844.7 million as of August 31, 2021. In addition, we had restricted cash of RMB 669.0 million as of August 31, 2021, which is mainly the deposits in connection with the short-term loan.

The management has given careful consideration to the future liquidity and performance of us and our available sources of financing in assessing whether we will have sufficient funds to fulfill our financial obligations and continue as a going concern and concluded that we will have sufficient financial resources to support our operations and to meet our financial obligations and commitments as they become due.

Our directors have reviewed the management’s assessment together with the underlying basis and are satisfied that it is appropriate to prepare the consolidated financial statements on a going concern basis. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if we are unable to continue as a going concern.

Capital Expenditures

We incurred capital expenditures of RMB155.2 million, RMB149.8 million and RMB158.7 million (US$24.6 million) in the 2019, 2020 and 2021 fiscal years, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China, the United Kingdom, the United States and Canada. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. For the 2019, 2020 and 2021 fiscal years, our PRC subsidiaries and affiliated entities made apportions of nil, RMB0.6 million and RMB1.9 million (US$0.3 million) to the statutory surplus reserve fund, and our schools made no apportions to the development fund. Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions for our continuing operations of (1) the VIEs and (2) our subsidiaries for the periods indicated as a percentage of total revenues.

	As of August 31,
	2019		2020		2021
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except percentages)
The VIEs	206,037	30.9%	239,968	16.3%	311,373	48,197	22.2%
Our subsidiaries	460,609	69.1%	1,236,379	83.7%	1,090,407	168,783	77.8%
Total revenues	666,646	100.0%	1,476,347	100.0%	1,401,780	216,980	100.0%

The following table sets forth the respective asset contributions of (1) BGY Education Investment and the six newly established companies, including Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., Beijing Boteng Education Consulting Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd. and Foshan Yongliang Education Technology Co., Ltd., collectively referred to as the “New VIE Entities”, see “—E. Critical Accounting Estimates—Consolidation of Variable Interest Entity” for more details, and (2) our subsidiaries as of the date indicated as a percentage of total assets.

	As of August 31,
	2019		2020		2021
	RMB	% of total asset	RMB	% of total asset	RMB	US$	% of total asset
	(in thousands, except percentages)
The VIEs	2,405,769	37.4%	4,151,628	30.8%	765,945	118,560	8.9%
Our subsidiaries	4,030,504	62.6%	9,337,858	69.2%	7,866,555	1,217,658	91.1%
Total asset	6,436,273	100.0%	13,489,486	100.0%	8,632,500	1,336,218	100.0%

Financial Information Related to the VIEs

The following balances of VIEs as of August 31, 2020 and 2021, were included in our consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of August 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	2,516,494	142,609	22,074
Restricted cash, net	9,917	2,943	456
Accounts receivable, net	5,181	2,857	442
Amounts due from related parties, net	2,126	11	2
Other receivables, deposits and other assets, net	33,508	20,011	3,097
Inventories	25,544	4,761	737
Amounts due from Affected Entities, net	—	133,092	20,601
Total current assets	2,592,770	306,284	47,409
Restricted cash - non current	1,400	1,450	224
Property and equipment, net	548,113	25,034	3,875
Land use rights, net	86,076	—	—
Intangible assets, net	127,907	46,253	7,159
Goodwill, net	473,398	227,814	35,263
Long-term investments	53,130	70,315	10,884
Prepayments for construction contract	2,096	—	—
Deferred tax assets, net	4,277	—	—
Operating lease right-of-use assets non-current	249,864	87,752	13,583
Other non-current assets, net	12,597	1,043	161
Total non-current assets	1,558,858	459,661	71,151
TOTAL ASSETS	4,151,628	765,945	118,560
LIABILITIES
Current liabilities
Accounts payable	28,691	10,941	1,694
Amounts due to related parties	52,567	5,641	873
Accrued expenses and other current liabilities	394,880	13,876	2,148
Short-term loan	7,500	—	—
Income tax payable	34,992	19,091	2,955
Contract liabilities	1,291,781	139,126	21,535
Refund liabilities	23,804	10,398	1,609
Operating lease liabilities	30,601	12,005	1,858
Amounts due to Affected Entities	—	276,378	42,779
Total current liabilities	1,864,816	487,456	75,453
Deferred tax liabilities, net	34,641	9,561	1,480
Long-term loan	77,500	—	—
Operating lease liabilities – non current	222,693	83,475	12,921
Non-current portion of contract liabilities	1,772	1,084	168
Other non-current liabilities due to related parties	26,843	13,154	2,036
Other non-current liabilities	11,364	—	—
Total non-current liabilities	374,813	107,274	16,605
TOTAL LIABILITIES	2,239,629	594,730	92,058

The following amounts of VIEs for the years ended August 31, 2019, 2020 and 2021, were included in our consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Revenue from continuing operations of the VIEs	206,037	239,968	311,373	48,197
Revenue from discontinued operations of Affected Entities	1,896,359	1,890,156	2,303,339	356,532
Net income from continuing operations of the VIEs after elimination of intercompany transactions	25,619	59,321	30,335	4,696
Net income from discontinued operations of Affected Entities	479,907	471,495	369,343	57,170

Net cash provided by operating activities	730,145	1,534,031	555,679	86,013
Net cash used in investing activities	(519,082)	(47,946)	(2,893,644)	(447,905)
Net cash (used in)/provided by financing activities	(119,844)	48,543	(42,844)	(6,632)
Net increase in cash and cash equivalents and restricted cash	91,219	1,534,628	(2,380,809)	(368,524)
Cash and cash equivalents and restricted cash at beginning of year	901,964	993,183	2,527,811	391,278
Cash and cash equivalents and restricted cash at end of year	993,183	2,527,811	147,002	22,754

Cash Flows Through Our Organization

We are a holding company with no business operations of our own. We conduct our operations primarily through our PRC subsidiaries and VIEs in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses principally depends on dividends paid by our PRC subsidiaries.

Under applicable PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends except in the event of liquidation.

If we intend to distribute dividends, we will transfer the dividends to Time Education China Holdings Limited, or Time Education, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then Time Education will transfer the dividends to Impetus Investment Limited, our Cayman Islands subsidiary, and further to Bright Scholar Holdings, the Cayman Islands holding company, and the dividends will be distributed from the Bright Scholar Holdings to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2019, 2020 and 2021, no dividends were declared and paid by our PRC subsidiaries.

For the 2019, 2020 and 2021 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of nil, RMB66.5 million and nil to Bright Scholar Holdings, respectively. For the 2019, 2020 and 2021 fiscal years, the subsidiaries of Bright Scholar Holdings borrowed loans of RMB 120.2 million, RMB1,908.7 million and RMB49.6 million(US$7.7 million) from Bright Scholar Holdings, respectively.

For the 2019 and 2020 fiscal years, the subsidiaries of Bright Scholar Holdings borrowed interest-free loans of RMB71.0 million and RMB278.3 million from the VIEs, respectively. The VIEs repaid RMB447.6 million (US$69.3 million) to the subsidiaries of Bright Scholar Holdings in the 2021 fiscal year. For the 2019, 2020 and 2021 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of RMB46.7 million, RMB1,549.4 million and RMB107.5 million (US$16.7 million) to the VIEs, respectively. For the 2019, 2020 and 2021 fiscal year, no assets other than the above cash transactions were transferred between the subsidiaries of Bright Scholar Holdings and the VIEs.

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

Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2021.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB

Operating lease payment	2,509,274	388,408	200,148	354,000	390,613	1,564,513
Senior notes	1,836,362	284,249	1,836,362	–	–	–
Short-term loans	753,754	116,673	753,754	–	–	–
Long-term loan	616	95	–	616	–	–

We lease certain school and office premises under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB93.9 million, RMB205.1 million and RMB238.8 million (US$37.0 million) in the 2019, 2020 and 2021 fiscal years, respectively.

We also have certain capital commitments that primarily related to commitments for construction of schools and investment in an equity method investment. Total capital commitments contracted but not yet reflected in the consolidated financial statement was RMB70.2 million (US$10.9 million) as of August 31, 2021. All of these capital commitments will be fulfilled in the future according to the construction progress and the investment payment schedule.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Curriculum Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2021 fiscal year that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

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

Consolidation of Variable Interest Entity

Prior to the effective of the Implementation Rules, PRC laws and regulations prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

Accordingly, we, through our WFOE, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with BGY Education Investment, BGY Education Investment’s subsidiaries and schools, and BGY Education Investment’s shareholders that enable us to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE.

In response to the Implementation Rules, a set of supplementary agreements to the contractual arrangements were entered among our WFOE, Zhuhai Bright Scholar, BGY Education Investment, BGY Education Investment’s shareholders and six newly established companies in August 2021 to enable them, as well as their subsidiaries, to join the contractual arrangements and share the same rights and obligations (if applicable) of BGY Education Investment. The six newly established companies, including Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., Beijing Boteng Education Consulting Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd. and Foshan Yongliang Education Technology Co., Ltd., collectively referred to as the “New VIE Entities”, have the same equity shareholders as BGY Education Investment. On the same date, the New VIE Entities obtained all equity interest of the complementary education services providers and for-profit kindergartens from BGY Education Investment, which were previously controlled by BGY Education Investment.

Under the Implementation Rules, private schools providing compulsory education is prohibited from being controlled through contractual arrangement and conducting transactions with its related parties. This significantly affected the enforceability of the exclusive management services and business cooperation agreements with the schools providing compulsory education, including the primary schools, middle schools and international schools. In addition, we provided high school education services in conjunction with compulsory education under the same school entities, who was also affected by the Implementation Rules.

Furthermore, taking into account that BGY Education Investment acted as a special purpose vehicle established as a holding company to hold interest in the Affected Entities and was engaged in investment in compulsory education and not-for-profit kindergartens education as the school sponsor or the holding company thereof, the contractual arrangements with BGY Education Investment were more likely than not violating the Implementation Rules, and accordingly, we are subject to significant risks of uncertainties of the validity and enforcement of the contractual arrangements between Zhuhai Bright Scholar, BGY Education Investment, its subsidiaries and private schools that provides compulsory education and non-for-profit kindergartens.

As a result of the effectiveness of the Implementation Rules, we would no longer be able to use our power under the contractual arrangements to direct the relevant activities that would most significantly affect the economic performance of those schools and hence, has lost control on August 31, 2021 over the private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China, including BGY Education Investment. Accordingly, the carrying amount related to the net assets of the Affected Entities were deconsolidated from the consolidated financial statements of the Group as of August 31, 2021.

We believe we have the power to control New VIE Entities. Under the following agreements, including voting rights proxy agreement & irrevocable power of attorney, exclusive call option agreement, and the exclusive management services and business cooperation agreement, the shareholders of New VIE Entities have irrevocably granted Zhuhai Bright Scholar the power to exercise all voting rights to which they are entitled. In addition, Zhuhai Bright Scholar has the option to acquire all the equity interests in New VIE Entities to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Zhuhai Bright Scholar is entitled to receive service fees for certain services to be provided to New VIE Entities. Therefore, we believe we have the power to direct the activities that most significantly impact the economic performance of New VIE Entities under the exclusive call option agreement. We also believe that our ability to exercise effective control, together with the exclusive management services and business cooperation agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from New VIE Entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of New VIE Entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC legal counsel, other than the Affected Entities, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

For the fiscal years ended August 31, 2019, 2020 and 2021, we recorded nil, RMB68.7 million and RMB84.7 million of impairment loss on goodwill respectively, of which nil, RMB68.7 million and nil were related to discontinued operations for the years ended August 31, 2019, 2020 and 2021, respectively.

Leases

Before September 1, 2019, we adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. On September 1, 2019, we adopted the New Leasing Standard (“ASC 842”), using the modified retrospective transition method.

We determine if an arrangement is a lease or contains a lease at lease inception. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. As of August 31, 2021, we have no significant finance leases. Operating leases are required to be recorded in the balance sheets as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We account for the lease and non-lease components separately. Lastly, we also have elected to utilize the short-term lease recognition exemption and, for those leases that qualified, we did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

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

We evaluate the carrying value of ROU assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, we record an impairment loss in the consolidated statement of operations. As a result of the adverse impacts of the COVID-19 pandemic on the economic environment and the Group’s business strategy, the Group determined to close certain language training centers in the United States resulting in four idled operating leases. The Group determine the fair value of the ROU assets based on the discounted value of estimated future cash flows including cash flows related to subleases, if any. For the year ended August 31, 2020 and 2021, the Group recorded impairment loss of RMB12.8 million and RMB15.6 million related to the ROU assets within the overseas schools’ reportable segment, respectively.

During the 2020 and 2021 fiscal year, we received COVID-19 related rent concessions. Consistent with updated guidance from the Financial Accounting Standards Board (“FASB”) in April 2020, we elected to treat COVID-19-related rental discount as variable rent and applied payable approach to COVID-19 related deferral of rent payment. Rental discount, amounting to RMB2.7 million and RMB4.8 million, were recognized as an offset to rent expense within selling, general and administrative expenses and cost of revenue on our consolidated statement of operations, respectively. Deferral payments, amounting to approximately RMB16.4 million and RMB0.5 million, were recognized as concession payable within accrued expenses and other current liabilities on our consolidated balance sheets as of August 31, 2020 and 2021, respectively.

Revenue recognition

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

Income from educational programs and services

The educational programs and services from continuing operations consist of tuition, boarding and meal service from kindergartens in the PRC and overseas schools in the UK, the US and Canada. The educational programs and services from discontinued operations consist of tuition, boarding and meal service from international schools, bilingual schools and not-for-profit kindergartens in the PRC. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund. We determine the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. Historically, we have not had material refunds in this respect.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Huiyan Yang	40	Chairperson of the Board of Director
Junli He	47	Director and Executive Vice Chairman
Shuting Zhou	37	Director
Peter Andrew Schloss	61	Director
Jun Zhao	59	Director
Ronald J. Packard	58	Director
Wanmei Li	47	Co-Chief Executive Officer
Zi Chen	39	Co-Chief Executive Officer
Dongmei Li	53	Chief Financial Officer

Huiyan Yang is a co-founder of certain of our schools and has served as a director and the chairperson of Bright Scholar Holdings since our inception. Ms. Yang joined Country Garden Holdings Company Limited, a related party, which is a HKSE-listed Chinese residential property developer, in 2005, as the manager of its procurement department. Ms. Yang has served as a director of Country Garden since December 2006, its vice chairperson since March 2012, and its co-chairperson since December 2018. Ms. Yang graduated from Ohio State University with a bachelor’s degree in marketing and logistics. Ms. Yang received her middle school education from Guangdong Country Garden School. She received the “China Charity Award Special Contribution Award” in 2008.

Junli He has served as the executive vice chairman of Bright Scholar Holdings since February 2019 and as a director of our company since October 2015. Prior to January 2019, Mr. He was the chief executive officer of our company since October 2015. Before joining us, Mr. He was a managing director of TStone Fund from June 2012 to June 2015. He had served as the chief financial officer, chief executive officer and a director of Noah Education Holdings Ltd., a former NYSE-listed private education services provider in China, from July 2009 to December 2011. Mr. He was a portfolio manager at Morgan Stanley Global Wealth Management from June 2008 to June 2009 and had served as a vice president at Bear Stearns from June 2006 to May 2008. Mr. He obtained a bachelor’s in chemistry science from Peking University and an MBA with Honors from the University of Chicago, Booth School of Business. Mr. He is also a CFA charter holder.

Shuting Zhou became a director of Bright Scholar Holdings in May 2017. Ms. Zhou has served as the general manager of new business department finance branch at Country Garden Holdings Company Limited since November 2019. Ms. Zhou has been a deputy financial controller of Guangdong Country Garden Property Management Co., Ltd., a subsidiary of Country Garden Holdings Company Limited, since May 2016. Ms. Zhou held various managerial positions at Guangdong Country Garden Property Management Co., Ltd. from February 2009 to April 2016. From March 2007 to January 2009, Ms. Zhou served as an accounting manager at Gaoyao Biyi Property Development Co., Ltd. and Shaoguan Country Garden Property Development Co., Ltd., both of which are subsidiaries of Country Garden Holdings Company Limited. Ms. Zhou obtained a bachelor’s degree in financial management from Guangdong University of Finance & Economics.

Peter Andrew Schloss became a director of Bright Scholar Holdings in May 2017. Mr. Schloss has served as the managing partner and chief executive officer of CastleHill Partners since November 2015. Mr. Schloss is also a director and the audit committee chairman of YY, Inc., an interactive social platform listed on the NASDAQ Stock Market, since 2012. Mr. Schloss was a director and the audit committee chairman of Giant Interactive Group Inc., a China-based online game developer and operator, from 2007 to 2015, and a partner at Phoenix Media Fund L.P., a private equity fund established by Phoenix Television Group, from 2012 to May 2016. From 2009 to 2012, Mr. Schloss served as the founder and chief executive officer of Allied Pacific Sports Network Limited, a leading over-the-top provider of live and on-demand sports in Asia. Prior to joining Allied Pacific Sports Network Limited, Mr. Schloss worked at TOM Online Inc., serving as the chief financial officer from 2003 to 2005, as an executive director from 2004 to 2007 and as the chief legal officer from 2005 to 2007. Mr. Schloss obtained a bachelor’s degree in political science and a juris doctor degree from Tulane University.

Jun Zhao became a director of Bright Scholar Holdings in May 2017. Mr. Zhao has served as the chairman of Beijing Fellow Partners Investment Management Ltd. since October 2014 and an independent director of China Merchants Bank Co., Ltd., a company listed on Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited, since January 2015. Mr. Zhao served as a managing partner at DT Capital Partners from July 2005 to September 2014. From May 2000 to July 2005, he served as a managing director of ChinaVest, Ltd. Mr. Zhao obtained a bachelor’s degree in shipbuilding engineering from Harbin Engineering University, a master’s degree in ocean engineering from Shanghai Jiao Tong University, a doctor degree in civil engineering from University of Houston and a MBA from Yale University.

Ronald J. Packard became a director of Bright Scholar Holdings in May 2018. Mr. Packard is the CEO and Founder of Pansophic Learning, a global technology-based education company. He was previously the long-time CEO and founder of K12 Inc. Prior to K12 Inc., Mr. Packard was the Vice President of Knowledge Universe and CEO of Knowledge Schools, one of the nation’s largest early childhood education companies. Mr. Packard also previously worked for McKinsey & Company and for Goldman Sachs and earned the Chartered Financial Analyst (CFA) designation in 1992. Mr. Packard holds a B.A. degree from the University of California at Berkeley and an M.B.A. from the University of Chicago, both with honors.

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

Dongmei Li has served as the chief financial officer of Bright Scholar Holdings since February 2017. Prior to joining us, Ms. Li served as financial controller, vice president of finance and chief financial officer of Noah Education Holdings Ltd. from December 2007. Previously, Ms. Li served as the financial controller and the head of investor relations of China GrenTech, a NASDAQ-listed company, from April 2007 to November 2007. From February 1999 to March 2007, Ms. Li served as a senior finance manager at Conair Corp., a Fortune 500 company. Ms. Li obtained a bachelor’s degree in business administration and tourism management from the Beijing Second Foreign Language Institute, and a master’s degree in business administration from the Arizona State University, Thunderbird School of Global Management. She is a certified master financial manager from the American Academy of Financial Management and is also a member of the Institute of Management Accountants.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended August 31, 2021, we paid an aggregate of approximately RMB14.5 million (US$2.24 million) in cash to our officers and directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

In the 2019 fiscal year, our share-based payment expenses were RMB51.7 million in connection with the share options granted to employees. In the 2020 fiscal year, our share-based payment expenses were negative RMB10.6 million in connection with the share options granted to employees. In the 2021 fiscal year, we recorded share-based payment expenses of RMB1.9 million (US$0.3 million).

The following table summarizes, as of December 31, 2021, the outstanding options we have granted to our directors, officers and other individuals under the 2017 Plan.

Name	Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Dongmei Li	*	US$	8.74	December 15, 2017	December 14, 2027
Senior management members of Can-achieve	75,854	US$	8.74	September 1, 2018	December 14, 2027
Other individuals as a group	580,350	US$	8.74	December 15, 2017	December 14, 2027

*	Less than 1% of our total outstanding shares on an as-converted basis or voting power assuming full exercise of the options.

The following table sets forth the number of options that have been granted, exercised, and forfeited or cancelled as of December 31, 2021.

Options
Granted	3,509,242
Exercised	14,457
Forfeited/Cancelled	2,774,658
Outstanding	720,127

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

Vesting schedule In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

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

D. Employees

We had 2,748, 3,112 and 3,025 employees for our continuing operations in the 2019, 2020 and 2021 fiscal year, respectively. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements. In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, and employees in sales and marketing, finance and general administration. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2019 fiscal	2020 fiscal	2021 fiscal
	year	year	year
Teachers and instructors	1,109	969	707
Managerial staff	556	802	765
Educational and administrative staff	298	232	245
Supporting staff	785	1,109	1,308
Total	2,748	3,112	3,025

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of December 31, 2021 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on the fact that there are 119,192,175 ordinary shares outstanding, including 25,502,175 Class A ordinary shares and 93,690,000 Class B ordinary shares outstanding as of December 31, 2021.

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

	Ordinary Shares Beneficially Owned
			Total ordinary	% of	% of
	Class A	Class B	shares on an	aggregate	aggregate
	ordinary	ordinary	as-converted	ordinary	voting
	shares	shares	basis	shares***	power†***
Directors and Executive Officers: **
Ms. Huiyan Yang (1)	5,451,559	87,590,000	93,041,559	78.40%	92.55%
Mr. Junli He (2)	1,210,100	6,100,000	7,310,100	6.16%	6.49%
Ms. Shuting Zhou	—	—	—	—	—
Mr. Peter Andrew Schloss	—	—	—	—	—
Mr. Ronald J. Packard	*	—	*	*	*
Ms. Wanmei Li	—	—	—	—	—
Mr. Zi Chen	—	—	—	—	—
Mr. Jun Zhao	—	—	—	—	—
Ms. Dongmei Li	*	—	*	*	*
Directors and executive officers as a group	6,931,659	93,690,000	100,621,659	84.79%	99.05%
Principal Shareholders:
Excellence Education Investment Limited (3)	—	72,590,000	72,590,000	61.17%	76.46%
Ultimate Wise Group Limited (4)	451,559	15,000,000	15,451,559	13.02%	15.82%
Mr. Junli He (5)	1,210,100	6,100,000	7,310,100	6.16%	6.49%
Sure Brilliant Global Limited (6)	5,000,000	—	5,000,000	4.21%	0.26%

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*	Less than 1% of our total outstanding share on an as-converted basis or voting power.

**	The business address of our directors and executive officers is No. 1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.

***	The calculation of percentage of aggregate ordinary shares and aggregate voting power does not take into account the 235,022 Class A ordinary shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Plan. We have, however, included the 14,457 Class A ordinary shares already issued upon exercise of options under the 2017 Plan as of December 31,2021. We have also included Class A ordinary shares that may be issued for options exercisable within 60 days from the date of this annual report, provided that these shares are not included in the computation of the percentage ownership or voting power of any other person. The calculation of percentage of aggregate ordinary shares and aggregate voting power also does not take into account the 287,358 Class A ordinary shares we repurchased but not cancelled as of December 31,2021.

(1)	Represents 5,000,000 Class A ordinary shares directly held by Sure Brilliant Global Limited (“Sure Brilliant) wholly owned by Ms. Huiyan Yang, and 451,559 Class A ordinary shares and 15,000,000 Class B ordinary shares directly held by Ultimate Wise Group Limited (“Ultimate Wise”) and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited (“Excellence Education”), both of which are wholly owned subsidiaries of Noble Pride Global Limited (“Noble Pride”). The sole shareholder of Noble Pride is TMF Trust (HK) Limited (“TMF Trust”), which acts as the trustee for Yeung Family Trust V, in which Ms. Huiyan Yang is a joint settlor and a member of the two-person investment committee. Sure Brilliant, Noble Pride, Ultimate Wise and Excellence Education are all British Virgin Islands companies. TMF Trust is incorporated and existing under the laws of Hong Kong, with its principal business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Yeung Family Trust V is an irrevocable discretionary trust established under the laws of Jersey. Ms. Huiyan Yang and Ms. Meirong Yang, a relative of hers, are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the ordinary shares beneficially owned by Yeung Family Trust V in our company. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. In addition, according to an acting-in-concert agreement entered into in February 2017, Ms. Huiyan Yang agreed to consult and agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. See the Schedule 13D and Schedule 13D/A jointly filed by Ms. Huiyan Yang, Sure Brilliant, Ultimate Wise, Excellence Education, Noble Pride, TMF Trust and Yeung Family Trust V on December 31, 2018 and February 19, 2019, respectively, for further details.

(2)	Includes 200,100 Class A ordinary shares in the form of ADSs, 4,000,000 Class B ordinary shares and 1,010,000 Class A ordinary shares directly held by Mr. He and 2,100,000 Class B ordinary shares held in an irrevocable discretionary trust established by Mr. He.

(3)	Represents 72,590,000 Class B ordinary shares directly held by Excellence Education, a British Virgin Islands company with its registered office located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.

(4)	Represents 451,559 Class A ordinary shares in the form of ADSs and 15,000,000 Class B ordinary shares directly held by Ultimate Wise, a British Virgin Islands company with its registered office located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.

(5)	In his capacity as an individual principal shareholder. See also footnote (2) above.

(6)	Represent 5,000,000 Class A ordinary shares in the form of ADSs directly held by Sure Brilliant which is wholly-owned by Ms. Huiyan Yang. Sure Brilliant is a British Virgin Islands company with its registered address located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.

On February 8, 2017, Ms. Meirong Yang and Ms. Huiyan Yang, who together beneficially own approximately 92.6% of the aggregate voting power of our company, entered into an acting-in-concert agreement. According to the acting-in-concert agreement, Ms. Huiyan Yang and Ms. Meirong Yang must consult with each other before voting and deciding on material matters in relation to the management of our company, including matters subject to approvals by board or shareholders’ meetings, such as appointment of directors and officers and adoption of key group-level policies. If no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. Ms. Huiyan Yang and Ms. Meirong Yang retrospectively confirmed in the acting-in-concert agreement that they have been acting-in-concert since 2008. The acting-in-concert agreement will continue until (1) such agreement is terminated by the parties thereto or (2) the disposal of all of either party’s interests in our company and affiliated entities and termination of either party’s employment or directorship with our company and affiliated entities. In 2018, Ms. Huiyan Yang and Ms. Meirong Yang further set up Yeung Family Trust V, an irrevocable discretionary trust established under the laws of Jersey with TMF Trust, a company incorporated and existing under the laws of Hong Kong, acting as its trustee. Ms. Huiyan Yang and Ms. Meirong Yang are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the ordinary shares beneficially owned by Yeung Family Trust V in our company. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. Yeung Family Trust V was established for succession planning purposes.

To our knowledge, as of August 31, 2021, the record holders of our Class A ordinary shares in the United States include Mr. Junli He and The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

We entered into a series of contractual arrangements with the VIEs, including the schools held by the VIEs, and Ms. Meirong Yang, and Mr. Wenjie Yang, the shareholders of the VIEs, in August 2021. Such contractual arrangements enable us to (1) have the power to direct the activities that most significantly affects the economic performance of the VIEs; (2) bear the obligation to absorb losses of the VIEs that could potentially be significant to the affiliated entities or to receive benefits from the affiliated entities that could potentially be significant to the affiliated entities; and (3) have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC law. Therefore, we control the VIEs, including the subsidiaries and domestic kindergartens owned and operated by the VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

All of our domestic for-profit kindergartens have executed Rights and Obligations Assumption Letters to enjoy the rights and perform the obligations under the contractual arrangements.

School Operation Agreements with Country Garden

As of August 31, 2021, substantially all of our schools in China, other than those that do not operate on Country Garden properties, had each entered into an operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate these schools, while we are responsible for the operation and management of these schools. We may also provide preferential student placements and tuition discounts to Country Garden’s homeowners and employees.

Trademark Licensing Agreements with Country Garden

As of August 31, 2021, four of our schools in China had entered into a trademark licensing agreement with Country Garden, pursuant to which Country Garden agreed to grant BGY Education Investment, its subsidiaries and schools controlled and held by it the right to use certain trademarks, including “Country Garden,” free of charge for a term expiring in 2028 or 2030.

Transactions with Certain Related Parties

Purchase of services and materials

We purchase services and materials, which include mechanics and electrics engineering services, construction services, shuttle bus services and furniture, from other entities controlled by Ms. Huiyan Yang, our chairperson, including Country Garden. In the 2019, 2020 and 2021 fiscal years, we entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

●	Guangdong Phoenix Holiday International Travel Service Co., Ltd.

●	Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.

●	Foshan Shunde Country Garden Property Development Co., Ltd.

●	Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.

●	Guandong Elite Architectural Co., Ltd

●	Huidong Country Garden Real Estate Development Co., Ltd.

For the 2019, 2020 and 2021 fiscal years, we entered into transactions of an aggregate of approximately RMB7.6 million, RMB4.5 million and RMB7.5 million (US$1.2 million), respectively, to purchase materials, construction services and other services from such related parties.

Advances and loans from and to related parties

The following table presents amounts owed from and to our related parties as of August 31, 2020 and 2021:

	As of August 31,
	2020	2021
	RMB	RMB	US$
Amounts due from related parties
Hangzhou Mashao Enterprise Management Consulting Co., Ltd. (1)	—	1,206	187
Shaoguan Shunhong Real Estate Development Co., Ltd. (2)	10,000	10,000	1,548
Kaiping Country Garden Property Development Co., Ltd. (3)	1,077	1,060	164
Can-Achieve Global Edutour Co., Ltd. (2)	3,915	1,906	295
Others	1,521	915	142
Total	16,513	15,087	2,336

(1)	The amounts represent loan receivables from the non-controlling interest shareholders of Hangzhou Impression.

(2)	The amounts mainly represents the receivables from the entity in which consists of expense was paid on behalf of the entity controlled by Ms. Huiyan Yang.

(3)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd.

	As of August 31,
	2020	2021
	RMB	RMB	US$
	(in Thousands)
Amounts due to related parties
Chuzhou Country Garden Property Development Co., Ltd. (1)	30,769	30,769	4,763
Shanghai Hanlue Information Technology Center Limited Partnership (3)	11,573	2,885	447
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	—	2,462	381
Others	3,551	4,329	670
Total	45,893	40,445	6,261

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

	As of August 31,
	2020	2021
	RMB	RMB	US$
	(in Thousands)
Other non-current liability due to related parties
Huaihua Zhiyi Network Technology Limited Partnership (2)	14,490	—	—
Huaihua Yimeng Network Technology Limited Partnership (2)	7,245	—	—
Shanghai Hanlue Information Technology Center Limited Partnership (3)	5,108	2,650	410
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	—	10,504	1,626
Total	26,843	13,154	2,036

Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)	The amounts mainly represent financing funds for maintaining daily operation of schools held by subsidiaries and the VIEs from other entities controlled by Ms. Huiyan Yang.

(2)	The amounts represent the acquisition payables due to Huaihua Zhiyi Network Technology Limited Partnership and Huaihua Yimeng Network Technology Limited Partnership for the acquisition of Chengdu Yinzhe in fiscal year 2019.

(3)	The amounts represent the acquisition payables to Shanghai Hanlue Information Technology Center Limited Partnership for the acquisition of Linstitute in fiscal year 2020.

(4)	The amounts represent the acquisition payables to Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. for the acquisition of Leti in fiscal year 2021.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

On September 18, 2019, we declared a cash dividend of US$0.10 per ordinary share; on July 23, 2020, we declared a cash dividend of US$0.12 per ordinary share; and on July 21, 2021, we declared a cash dividend of US$0.12 per ordinary share. We currently have no further plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of its profits, realized or unrealized, or from any reserve set aside from profits which its directors determine is no longer required or out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act (2021 Revision) of the Cayman Islands, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

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

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Act (revised) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet that:

●	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

●	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

●	The undertaking for us is for a period of 20 years from January 10, 2017.

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

Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes, based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the taxable year ending August 31, 2021.

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

The determination of whether we are or will be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including cash. Under circumstances where we retain significant amounts of liquid assets including cash, or if the VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares.

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

D. American Depositary Shares

Fees and Expenses

Our ADS holders are required to pay the following service fees to the depositary bank, the Bank of New York Mellon, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Persons depositing or withdrawing shares or ADS holders must pay :	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

For the period from May 17, 2017, the date that the F-1 registration statement in connection with our initial public offering was declared effective by the SEC, to the date of this annual report, we have used (1) approximately US$50.0 million as the registered capital of Guangdong Bright Scholar Education Technology Co., Ltd., (2) approximately US$89.9 million for the repurchase of our ADSs, and (3) approximately US$228.7 million for overseas acquisitions, of the net proceeds received from our public offerings.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2021. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of August 31, 2021 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f), of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of August 31, 2021. We have excluded the businesses acquired in the 2021 fiscal year from our assessment of the effectiveness of internal control over financial reporting as of August 31, 2021, which are listed in Note 4 of our consolidated financial statements. The businesses that we acquired represented 0.8% of our total assets as of August 31, 2021, and 0.7% of our revenues and less than 0.1% of our net loss for the 2021 fiscal year from continuing operations, which mainly relate to Leti Camp. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management will include the business acquired in the 2021 fiscal year in the assessment of the effectiveness of internal control over financial reporting at the conclusion of the 2022 fiscal year. Based on this assessment, management concluded that our internal control over financial reporting was effective as of August 31, 2021.

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

Changes in Internal Control over Financial Reporting

We have implemented remediation measures to address the significant deficiency related to insufficient review over underlying data supporting journal entries and account reconciliations in certain acquired overseas business as of and for the fiscal year ended August 31, 2020 by enhancing the implementation of a set of internal control policies that include recruiting more qualified financial and accounting professionals, establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, engaging external consultants to evaluate the acquired overseas business’s internal controls over financial reporting procedures to ensure compliance with U.S. securities laws and regulations, establishing a UK based share service center to unify business operation processes cross oversea schools, including primarily finance, human resources, IT and marketing, and enhancing and revising design of IT applications and procedures. Our historical significant deficiency of insufficient review over underlying data supporting journal entries and account reconciliations in certain acquired overseas business had been remediated during the year ended August 31, 2021.

As permitted by the SEC, companies are allowed to exclude acquired businesses from management’s assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed. In the 2021 fiscal year, we identified two significant deficiencies within our internal control over financial reporting (excluding the newly acquired business in the 2021 fiscal year). The significant deficiencies identified relates to lack of comprehensive assessment process over lease accounting and lack of comprehensive documentation on assessment transition and implementation of new accounting standards or pronouncements.

Having identified those significant deficiencies, we are in the process of the implementation of a set of internal control policies that include detailed procedures and guidance on assessment on accounting estimates determined around lease accounting, transition and implementation of new Accounting Standards Updates, which will enable us to complete and document a comprehensive assessment of the judgmental area around lease accounting and the impact arise from judgmental area of lease accounting the adoption of new accounting standards or pronouncements to our consolidated financial statements, respectively.

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

	2020 Fiscal Year		2021 Fiscal Year
	(in thousands)
Audit fees (1)	RMB	11,411	RMB	10,236	US$	1,548
Tax fee (2)		—	RMB	90	US$	14

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

(2)

“Tax fee” represents the fee billed for professional service rendered by our independent registered public accounting firm for tax advice. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services and tax service as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

In November 2020, our board of directors announced a new share repurchase program pursuant to which we would repurchase up to US$50 million worth of our ADSs. The 2020 Share Repurchase Program expired on November 19, 2021 and as of such date we had repurchased 0.7 million of our outstanding ADSs for an aggregate purchase price of approximately US$3.1 million pursuant to the program.

The table below is a summary of the shares repurchased by us during the 2021 fiscal year and up to December 31, 2021. All ADSs were repurchased in the open market pursuant to the applicable share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid per ADS(US$)	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs (US$)
September 2020	56,619	6.98	56,619	20,899,990
October 2020	47,069	6.57	47,069	20,590,596
November 2020	-	-	-	-
December 2020	41,460	6.07	41,460	49,748,322
January 2021	38,805	5.95	38,805	49,517,599
February 2021	46,700	6.28	46,700	49,224,104
March 2021	78,379	6.29	78,379	48,730,766
April 2021	47,561	5.76	47,561	48,456,835
May 2021	77,963	4.31	77,963	48,120,963
June 2021	49,484	4.08	49,484	47,918,862
July 2021	47,769	3.86	47,769	47,734,699
August 2021	28,627	3.39	28,627	47,637,630
September 2021	109,402	2.88	109,402	47,322,909
October 2021	107,010	2.88	107,010	47,015,130
November 2021	42,319	2.46	42,319	46,911,019
December 2021	-	-	-	-

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.4	Indenture, dated as of July 31, 2019, among Bright Scholar Education Holdings Limited, its Subsidiary Guarantors and The Bank of New York Mellon, London Branch, as the Trustee (incorporated by reference to Exhibit 2.4 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
2.5*	Description of Securities (incorporated by reference to Exhibit 2.5 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
3.1	English translation of acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang dated February 8, 2017 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.1	Form of employment agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.2	Form of indemnification agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.3	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang, dated January 25, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.4	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.5	English translation of power of attorney granted by BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

Exhibit No.	Description of Exhibit
4.6	English translation of power of attorney granted by Ms. Meirong Yang dated January 25, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.7	English translation of power of attorney granted by Mr. Wenjie Yang dated January 25, 2017. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.8	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.9	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.10	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. dated June 14, 2017 (incorporated by reference to Exhibit 4.10 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.11	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Kindergarten dated August 30, 2017 (incorporated by reference to Exhibit 4.12 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.12	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Foreign Language School dated October 13, 2017 (incorporated by reference to Exhibit 4.13 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.13	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden Jade Bay Kindergarten dated July 5, 2017 (incorporated by reference to Exhibit 4.14 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.14	English Translation of Rights and Obligations Assumption Letter executed by Shaoguan Country Garden English Foreign Language School dated September 3, 2017 (incorporated by reference to Exhibit 4.15 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.15	English Translation of Rights and Obligations Assumption Letter executed by Shenghua Country Garden Bilingual School dated October 10, 2017 (incorporated by reference to Exhibit 4.16 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.16	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden School dated September 25, 2017 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.17	English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.18	English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.18 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.19	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Dongxihu District Dongqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.19 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.20	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Hongshan District Xinqiao Aijia Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.20 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

Exhibit No.	Description of Exhibit
4.21	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qingshan District Xinqiao Bilingual Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.21 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.22	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaosheng Education Investment Co., Ltd. dated October 23, 2018 (incorporated by reference to Exhibit 4.22 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.23	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd. dated November 3, 2018 (incorporated by reference to Exhibit 4.23 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.24	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Yinzhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.24 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.25	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Laizhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.25 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.26	Business and Asset Sale and Purchase Agreement in relation to the sale and purchase of the Business and Asset of Bournemouth Collegiate School dated October 1, 2018 (incorporated by reference to Exhibit 4.26 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.27	English Translation of Rights and Obligations Assumption Letter executed by Hubei Sannew Education Development Limited dated December 15, 2019 (incorporated by reference to Exhibit 4.27 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.28	English Translation of Rights and Obligations Assumption Letter executed by Sannew American Middle School dated December 20, 2019 (incorporated by reference to Exhibit 4.28 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.29	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Mierdun Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.29 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.30	English Translation of Rights and Obligations Assumption Letter executed by Heze Qiqiaoban Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.30 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.31	English Translation of Rights and Obligations Assumption Letter executed by Heze Development Zone Electric Kindergarten dated December 9, 2019 (incorporated by reference to Exhibit 4.31 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.32	English Translation of Rights and Obligations Assumption Letter executed by HeZe Qiqiaoban Juancheng Kindergarten dated December 10, 2019 (incorporated by reference to Exhibit 4.32 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.33	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue International Travel Limited dated December 12, 2019 (incorporated by reference to Exhibit 4.33 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.34	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Huihua Education Consulting Co., Ltd. dated December 12, 2019 (incorporated by reference to Exhibit 4.34 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.35	Purchase Agreement in relation to the issuance and sales of US$300,000,000 7.45% Senior Notes due 2022 to the Initial Purchaser dated July 24, 2019 (incorporated by reference to Exhibit 4.35 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.36	Sale and Purchase Agreement relating to CATS Colleges Holdings Limited dated July 5, 2019 (incorporated by reference to Exhibit 4.36 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.37	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, Beijing Haidian Bright Scholar Training School and Beijing Elib Technology Co., Ltd., dated November 26, 2019 (incorporated by reference to Exhibit 4.37 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.38	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd. dated August 31, 2019 (incorporated by reference to Exhibit 4.38 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.39	English Translation of Rights and Obligations Assumption Letter executed by Heze Economic Development Zone Qiqiaoban -OTC Kindergarten dated September 30, 2020 (incorporated by reference to Exhibit 4.39 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.40	English Translation of Rights and Obligations Assumption Letter executed by Cao xian Qiqiaoban Kindergarten dated December 15, 2020 (incorporated by reference to Exhibit 4.40 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.41	English Translation of Rights and Obligations Assumption Letter executed by Guangyuan Lizhou Kasijia Kindergarten dated August 31, 2019 (incorporated by reference to Exhibit 4.41 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.42	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue Tianxia International Travel Limited dated January 31, 2020 (incorporated by reference to Exhibit 4.42 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.43	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Zhiyimeng Software Technology Co., Ltd. dated July 25, 2019 (incorporated by reference to Exhibit 4.43 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.44	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Xingzhu Information Technology Co., Ltd. dated August 31, 2019 (incorporated by reference to Exhibit 4.44 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.45	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Humen Bright Scholar Country Garden Kindergarten dated December 2, 2020 (incorporated by reference to Exhibit 4.45 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.46	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Ronggui Street Country Garden Kindergarten dated June 16, 2020 (incorporated by reference to Exhibit 4.46 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.47	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Dongcheng Bright Scholar Kindergarten Co., Ltd. dated March 31, 2020 (incorporated by reference to Exhibit 4.47 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.48	English Translation of Rights and Obligations Assumption Letter executed by Huizhou Huiyang Lelebao Shenhui City Kindergarten Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 4.48 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.49	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Pidu Bright Scholar Kindergarten Co., Ltd. dated December 3, 2020 (incorporated by reference to Exhibit 4.49 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.50	English Translation of Rights and Obligations Assumption Letter executed by Tianjin Beichen Lelebao Kindergarten dated August 30, 2020 (incorporated by reference to Exhibit 4.50 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.51	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd. dated June 15, 2020 (incorporated by reference to Exhibit 4.51 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.52	English Translation of Rights and Obligations Assumption Letter executed by Guigang Gangbei Country Garden Lelebao Kindergarten dated October 21, 2020 (incorporated by reference to Exhibit 4.52 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.53	English Translation of Rights and Obligations Assumption Letter executed by Jinan Zhangqiu Phoenix City Lelebao Kindergarten dated December 14, 2020 (incorporated by reference to Exhibit 4.53 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.54	English Translation of Rights and Obligations Assumption Letter executed by Heze Mudan District Cultural City Kindergarten dated December 17, 2020 (incorporated by reference to Exhibit 4.54 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.55	English Translation of Rights and Obligations Assumption Letter executed by Fettes College Experimental School of Zengcheng, Guangzhou dated June 15, 2020 (incorporated by reference to Exhibit 4.55 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.56	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Huodai Commercial Information Consulting Co., Ltd. dated July 20, 2020 (incorporated by reference to Exhibit 4.56 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.57	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Youxun Education Technology Co., Ltd. dated May 26, 2020 (incorporated by reference to Exhibit 4.57 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.58	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanlin Education Technology Co., Ltd. dated July 20, 2020 (incorporated by reference to Exhibit 4.58 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.59	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lebeimeng Education Consulting Co., Ltd. dated November 29, 2019 (incorporated by reference to Exhibit 4.59 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.60	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lelebao Education Technology Co., Ltd. dated November 30, 2019 (incorporated by reference to Exhibit 4.60 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.61	English Translation of Rights and Obligations Assumption Letter executed by Jinan Boshixing Education Consulting Co., Ltd. dated January 27, 2020 (incorporated by reference to Exhibit 4.61 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.62	English Translation of Rights and Obligations Assumption Letter executed by Jining Boshiwei Education Consulting Limited dated October 29, 2019 (incorporated by reference to Exhibit 4.62 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.63	English Translation of Rights and Obligations Assumption Letter executed by Taishan Lebeimeng Education Consulting Co., Ltd. dated December 26, 2019 (incorporated by reference to Exhibit 4.63 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.64	English Translation of Rights and Obligations Assumption Letter executed by Weifang Boshixin Education Consulting Co., Ltd. dated March 29, 2020 (incorporated by reference to Exhibit 4.64 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.65	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.65 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.66	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.66 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.67	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Bolai Training Center Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.67 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.68	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaokou Mierdun Training School Limited dated November 20, 2019 (incorporated by reference to Exhibit 4.68 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.69*	English translation of supplemental agreement to the exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, BGY Education Investment, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021
4.70*	English translation of equity transfer framework agreement among BGY Education Investment, Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd., Hubei Sannew Education Development Limited, Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021
4.71*	English translation of supplementary power of attorney granted by Ms. Meirong Yang dated August 13, 2021
4.72*	English translation of supplementary power of attorney granted by Mr. Wenjie Yang dated August 13, 2021
4.73*	English translation of power of attorney granted by Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021
4.74*	English translation of power of attorney granted by Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021
4.75*	English translation of power of attorney granted by Beijing Boteng Consulting Co., Ltd. dated August 13, 2021
4.76*	English translation of power of attorney granted by Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021
4.77*	English translation of power of attorney granted by Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021
4.78*	English translation of power of attorney granted by Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021
4.79*	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021
4.80*	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021
4.81*	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021
4.82*	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021
4.83*	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021
4.84*	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021
4.85*	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021
4.86*	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021
4.87*	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021

Exhibit No.	Description of Exhibit
4.88*	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021
4.89*	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021
4.90*	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021
4.91*	English Translation of Rights and Obligations Assumption Letter executed by Aijia Education Training (Shanghai) Co., Ltd. dated May 20, 2021
4.92*	English Translation of Rights and Obligations Assumption Letter executed by Anqiu Lelebao Kindergarten dated April 14, 2021
4.93*	English Translation of Rights and Obligations Assumption Letter executed by Beijing Bright Scholar Education Consulting Limited Co., Ltd. dated August 31, 2021
4.94*	English Translation of Rights and Obligations Assumption Letter executed by Beijing Chaoyang Bright Scholar Training School dated August 31, 2021
4.95*	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Elan Education Consulting Co., Ltd. dated August 31, 2021
4.96*	English Translation of Rights and Obligations Assumption Letter executed by Henan Lelebao Education Consulting Management Co. Ltd. dated May 21, 2021
4.97*	English Translation of Rights and Obligations Assumption Letter executed by Jurong Lelebao Yunxiyuan Kindergarten dated May 21, 2021
4.98*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Xinghanhai Education Technology Co., Ltd. dated August 31, 2021
4.99*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Yuhanlin Education Technology Co., Ltd. dated August 31, 2021
4.100*	English Translation of Rights and Obligations Assumption Letter executed by Shenzhen Elan Education Training Co., Ltd. dated August 31, 2021
4.101*	English Translation of Rights and Obligations Assumption Letter executed by Shouguang Feicui Huafu Lelebao Kindergarten dated April 21, 2021
4.102*	English Translation of Rights and Obligations Assumption Letter executed by Tianjin Wuqing Ziquantingyuan Lelebao Kindergarten dated February 24, 2021
4.103*	English Translation of Rights and Obligations Assumption Letter executed by Xianning Bright Scholar Country Garden Bilingual School dated June 8, 2021
4.104*	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leti Culture and Tourism Development Co., Ltd. dated November 24, 2021
4.105*	English Translation of Rights and Obligations Assumption Letter executed by Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd. dated May 6, 2021
4.106*	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leyan Education Management Co., Ltd. dated January 12, 2021
4.107*	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Jingrui International Travel Agency Co., Ltd. dated January 12, 2021
4.108*	English Translation of Rights and Obligations Assumption Letter executed by Fuzhou Leti Camping Operation Management Co., Ltd. dated January 12, 2021
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of JunHe LLP
15.2*	Consent of Deloitte Touche Tohmatus Certified Public Accountants LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

†	Portions of the exhibit have been omitted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Dongmei Li
Name:	Dongmei Li
Title:	Chief Financial Officer

Date: January 18, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bright Scholar Education Holdings Limited

Opinion of the Financial Statements

We have audited the accompanying consolidated balance sheets of Bright Scholar Education Holdings Limited and its subsidiaries (the “Company”) as of August 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2021, and the related notes and the schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2020 and 2021, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(i). Such United States dollar amounts are presented solely for the convenience of the readers.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Guangzhou, China

January 18, 2022

We have served as the Company’s auditor since 2016.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Notes	2020	2021
		RMB	RMB	USD
				Note 2(i)
ASSETS
Current assets
Cash and cash equivalents	26	972,803	844,684	130,748
Restricted cash, net of allowance of RMB nil and RMB 119 as of August 31, 2020 and 2021, respectively	26	1,037,653	669,029	103,558
Short-term investments	5	13,695	-	-
Accounts receivable, net of allowance of RMB 15,433 and RMB 19,895 as of August 31, 2020 and 2021, respectively	16	14,785	41,723	6,458
Amounts due from related parties, net of allowance of RMB nil and RMB 233 as of August 31, 2020 and 2021, respectively	20	16,513	15,087	2,335
Other receivables, deposits and other assets, net of allowance of RMB nil and RMB 797 as of August 31, 2020 and 2021, respectively	6	166,215	81,119	12,558
Inventories		5,993	7,579	1,173
Amounts due from Affected Entities, net of allowance of RMB nil and RMB nil as of August 31, 2020 and 2021, respectively	3, 20	1,890,534	2,028,866	314,046
Current assets belong to discontinued operations	3	2,998,616	-	-
Total current assets		7,116,807	3,688,087	570,876
Restricted cash – non current	26	1,400	1,450	224
Property and equipment, net	7	557,528	519,452	80,406
Intangible assets, net	8	504,515	485,822	75,200
Goodwill, net	10	2,052,724	1,950,186	301,868
Long-term investments	9	55,137	75,443	11,678
Prepayments for construction contract		3,348	5,974	925
Deferred tax assets, net	18	32,907	64,096	9,921
Other non-current assets, net of allowance of RMB nil and RMB 829 as of August 31, 2020 and 2021, respectively		6,811	68,217	10,559
Operating lease right-of-use assets –non current	14	1,816,721	1,773,773	274,561
Amounts due from Affected Entities –non current	3, 20	250,000	-	-
Non-current assets belong to discontinued operations	3	1,091,588	-	-
Total non-current assets		6,372,679	4,944,413	765,342
TOTAL ASSETS		13,489,486	8,632,500	1,336,218
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 3,834 and RMB 10,941 as of August 31, 2020 and 2021, respectively)		68,233	73,411	11,363
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 11,897 and RMB 5,641 as of August 31, 2020 and 2021, respectively)	20	45,893	40,445	6,260
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited RMB 25,615 and RMB 13,876 as of August 31, 2020 and 2021, respectively)	12	264,132	234,036	36,228
Short-term loans (including short-term loans of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB nil and RMB nil as of August 31, 2020 and 2021, respectively)	13	930,800	753,754	116,673
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 9,587 and RMB 19,091 as of August 31, 2020 and 2021, respectively)		93,311	178,213	27,585
Contract liabilities -current (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 134,090 and RMB 139,126 as of August 31, 2020 and 2021, respectively)	16	386,493	425,954	65,933
Refund liabilities -current (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 9,876 and RMB 10,398 as of August 31, 2020 and 2021, respectively)	16	56,783	32,362	5,009
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 16,648 and RMB 12,005 as of August 31, 2020 and August 31, 2021, respectively)	14	196,129	123,215	19,072

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Notes	2020	2021
		RMB	RMB	USD
				Note 2(i)
Bond payable (including bond payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB nil and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	11	-	1,836,362	284,249
Amounts due to Affected Entities (including amounts due to Affected Entities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 14,067 and RMB 276,378 as of August 31, 2020 and August 31, 2021, respectively)	3, 20	525,643	333,270	51,587
Current liabilities belong to discontinued operations (including current liabilities belong to discontinued operations of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 3,543,803 and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	3	3,543,803	-	-
Total current liabilities		6,111,220	4,031,022	623,959
Non-current contract liabilities (including non-current portion of contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 1,772 and RMB 1,084 as of August 31, 2020 and August 31, 2021, respectively)		1,772	1,421	220
Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 8,008 and RMB 9,561 as of August 31, 2020 and 2021, respectively)	18	31,193	26,744	4,140
Bond payable (including bond payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB nil and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	11	2,017,369	-	-
Long-term loan (including long-term loan of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited RMB nil and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	13	419	616	95
Other non-current liabilities due to related parties (including other non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 26,843 and RMB 13,154 as of August 31, 2020 and 2021, respectively)	20	26,843	13,154	2,036
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 3,771 and RMB nil as of August 31, 2020 and 2021, respectively)		12,019	-	-
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 83,077 and RMB 83,475 as of August 31, 2020 and August 31, 2021, respectively)	14	1,662,928	1,752,667	271,294
Non-current liabilities belong to discontinued operations (including non-current liabilities belong to discontinued operations of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 501,342 and RMB nil as of August 31, 2020 and August 31, 2021, respectively)	3	501,342	-	-
Total non-current liabilities		4,253,885	1,794,602	277,785
TOTAL LIABILITIES		10,365,105	5,825,624	901,744
Commitments and Contingencies	21

EQUITY
Share capital (US$0.00001 par value; 119,488,962 shares issued and outstanding as of August 31, 2020, 118,928,526 shares issued and outstanding as of August 31, 2021)	15	8	8	1
Additional paid-in capital		1,854,262	1,727,020	267,324
Statutory reserves		65,567	2,531	392
Accumulated other comprehensive income		185,371	168,324	26,055
Retained earnings		632,722	648,944	100,449
Shareholders’ equity		2,737,930	2,546,827	394,221
Non-controlling interests	22	386,451	260,049	40,253
TOTAL EQUITY		3,124,381	2,806,876	434,474
TOTAL LIABILITIES AND EQUITY		13,489,486	8,632,500	1,336,218

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data)

	Notes	2019	2020	2021
		RMB	RMB	RMB	USD
Continuing operations					Note 2(i)
Revenue	16	666,646	1,476,347	1,401,780	216,980
Cost of revenue		(476,138)	(1,059,537)	(1,180,263)	(182,692)
Gross profit		190,508	416,810	221,517	34,288
Selling, general and administrative expenses		(392,540)	(562,600)	(535,878)	(82,948)
Other operating income		11,206	34,761	24,969	3,865
Impairment loss on operating lease right-of-use assets		-	(12,772)	(15,575)	(2,411)
Impairment loss on goodwill		-	-	(84,730)	(13,115)
Operating loss		(190,826)	(123,801)	(389,697)	(60,321)
Interest income/(expense), net		19,677	(162,912)	(169,693)	(26,267)
Investment income		14,180	54,166	129,575	20,057
Other expenses		(5,028)	(10,364)	(10,137)	(1,569)
Loss before income taxes and share of equity in loss of unconsolidated affiliates		(161,997)	(242,911)	(439,952)	(68,100)
Income tax expense	18	(64,913)	(63,815)	(94,176)	(14,577)
Share of equity in loss of unconsolidated affiliates		(239)	(595)	(1,018)	(158)
Net loss from continuing operations		(227,149)	(307,321)	(535,146)	(82,835)
Income from discontinued operations, net of tax	3	479,907	471,495	369,343	57,170
Net income/(loss)		252,758	164,174	(165,803)	(25,665)
Less: Net income/(loss) attributable to the non-controlling interests	22	11,659	3,169	(112,998)	(17,491)
Net income/(loss) attributable to Bright Scholar Education Holdings Limited ordinary shareholders		241,099	161,005	(52,805)	(8,174)
Amounts attributable to Bright Scholar Education Holdings Limited shareholders
Net loss from continuing operations		(242,339)	(316,878)	(540,768)	(83,705)
Income from discontinued operations, net of tax		483,438	477,883	487,963	75,531
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders		241,099	161,005	(52,805)	(8,174)
Net earnings/(loss) per share attributable to ordinary shareholders — basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	19	(1.98)	(2.64)	(4.54)	(0.70)
Net income from discontinued operations attributable to ordinary shareholders	19	3.95	3.98	4.09	0.63
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders	19	1.97	1.34	(0.45)	(0.07)
Weighted average shares used in calculating net earnings/(loss) per ordinary share, basic and diluted	19	122,322,894	120,158,001	119,220,331	119,220,331

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2019, 2020 AND 2021

(Amounts in thousands)

	2019	2020	2021
	RMB	RMB	RMB	USD
				Note 2(i)
Net income/(loss)	252,758	164,174	(165,803)	(25,665)
Other comprehensive income/(expense), net of tax
Foreign currency translation adjustment	3,247	106,387	(17,156)	(2,656)
Other comprehensive income/(loss)	3,247	106,387	(17,156)	(2,656)
Comprehensive income/(loss)	256,005	270,561	(182,959)	(28,321)
Less: comprehensive income/(loss) attributable to non-controlling interests	11,721	3,140	(113,107)	(17,508)
Comprehensive income/(loss) attributable to ordinary shareholders	244,284	267,421	(69,852)	(10,813)

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	Share capital		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total Bright Scholar Education Holdings Limited shareholders’ equity	Non-controlling interests	Total equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2018	127,250,000	9	2,469,815	64,945	231,036	75,770	2,841,575	170,024	3,011,599
Net income for the year	—	—	—	—	241,099	—	241,099	11,659	252,758
Acquisition of subsidiaries	—	—	—	—	—	—	—	179,429	179,429
Capital injection	—	—	—	—	—	—	—	500	500
Foreign currency translation adjustment	—	—	—	—	—	3,185	3,185	62	3,247
Repurchase of ordinary shares**	—	—	(417,149)	—	—	—	(417,149)	—	(417,149)
Cancellation of treasury stock**	(6,679,183)	(1)	1	—	—	—	—	—	—
Share-based compensation (Note 17)	—	—	51,664	—	—	—	51,664	—	51,664
Issuance of ordinary shares upon vesting of shares option (Note 17)	14,457	—	858	—	—	—	858	—	858
Cumulative-effect adjustment upon adoption of ASC Topic 606	—	—	—	—	204	—	204	158	362
Balance at August 31, 2019	120,585,274	8	2,105,189	64,945	472,339	78,955	2,721,436	361,832	3,083,268
Net income for the year	—	—	—	—	161,005	—	161,005	3,169	164,174
Acquisition of subsidiaries (Note 22)	—	—	—	—	—	—	—	27,583	27,583
Capital injection	—	—	—	—	—	—	—	2,650	2,650
Foreign currency translation adjustment	—	—	—	—	—	106,416	106,416	(29)	106,387
Repurchase of ordinary shares**	—	—	(56,058)	—	—	—	(56,058)	—	(56,058)
Cancellation of Treasury Stock**	(569,732)	*	*	—	—	—	—	—	—
Share-based compensation (Note 17)	—	—	(10,631)			—	(10,631)	—	(10,631)
Provision for statutory reserves	—	—	—	622	(622)	—	—	—	—
Distribution of dividends to shareholders***	—	—	(184,238)	—	—	—	(184,238)	—	(184,238)
Distribution of dividends to non-controlling interest shareholders	—	—	—	—	—	—	—	(3,104)	(3,104)
Disposal of a subsidiary (Note 22)	—	—	—	—	—	—	—	(5,650)	(5,650)
Balance at August 31, 2020	120,015,542	8	1,854,262	65,567	632,722	185,371	2,737,930	386,451	3,124,381
Cumulative-effect adjustment upon adoption of ASC Topic 326 (Note 2)	—	—	—	—	(4,244)	—	(4,244)	—	(4,244)
Net loss for the year	—	—	—	—	(52,805)	—	(52,805)	(112,998)	(165,803)
Loss of control over Affected Entities (Note 3)	—	—	(10,235)	(64,945)	75,180	—	—	—	—
Acquisition of subsidiaries (Note 4)	—	—	—	—	—	—	—	18,012	18,012
Capital injection	—	—	—	—	—	—	—	1,370	1,370
Foreign currency translation adjustment	—	—	—	—	—	(17,047)	(17,047)	(109)	(17,156)
Repurchase of ordinary shares**	—	—	(24,628)	—	—	—	(24,628)		(24,628)
Cancellation of Treasury Stock**	(1,058,389)	*	*	—	—	—	—	—	—
Share-based compensation (Note 17)	—	—	1,865	—	—	—	1,865	—	1,865
Provision for statutory reserves	—	—	—	1,909	(1,909)	—	—	—	—
Distribution of dividends to shareholders***	—	—	(92,554)	—	—	—	(92,554)	—	(92,554)
Distribution of dividends to non-controlling interest shareholders	—	—	—	—	—	—	—	(17,697)	(17,697)
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	(1,690)	—	—	—	(1,690)	(14,980)	(16,670)
Balance at August 31, 2021 in RMB	118,957,153	8	1,727,020	2,531	648,944	168,324	2,546,827	260,049	2,806,876
Balance at August 31, 2021 in USD	118,957,153	1	267,324	392	100,449	26,055	394,221	40,253	434,474

The accompanying notes are an integral part of these consolidated financial statements.

Note*: The amount is less than RMB one thousand.

Note**: The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired ordinary shares is recorded as treasury stock. During the years ended August 31, 2019, 2020 and 2021, the Group repurchased a total of 5,471,718, 1,096,312 and 560,436 ordinary shares from the market for a cash consideration of RMB 417,149, RMB 56,058, and RMB 24,628, respectively. Total of 6,679,183 ordinary shares, 569,732 ordinary shares and 1,058,389 ordinary shares have been cancelled by the Group during the years ended August 31, 2019, 2020 and 2021, respectively. As of August 31, 2021, the number of treasury stock is 28,627.

Note***: Board of directors (the “Board”) has approved and declared a cash dividend of US$0.12, US$0.12 and US$0.12 per ordinary shares in September 2019, July 2020 and July 2021, respectively. The total amount of cash dividends distributed is US$26,000 (equivalents to RMB 184,238) and US$14,326 (equivalents to RMB 92,554) during the years ended August 31, 2020 and 2021, respectively. The cash dividend has been fully paid as of August 31, 2020 and 2021, respectively.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2019, 2020 AND 2021

(Amounts in thousands)

	Notes	2019	2020	2021
		RMB	RMB	RMB	USD
					Note 2(i)
Cash flows from operating activities
Net income/(loss) for the year		252,758	164,174	(165,803)	(25,665)
Adjustments to reconcile net cash flows from operating activities:
Depreciation		106,107	153,850	188,831	29,229
Amortization of land use rights		1,357	2,128	2,127	329
Amortization of intangible assets		23,355	41,447	30,781	4,765
Noncash lease expense		—	142,519	257,244	39,819
Impairment loss on goodwill		—	68,723	84,730	13,115
Impairment loss on operating lease right-of-use assets		—	12,772	15,575	2,411
Provision of current expected credit losses		—	—	7,077	1,095
Finance costs		19,089	15,161	15,746	2,437
Loss on disposal of property and equipment		2,945	438	187	29
Share of equity in loss of unconsolidated affiliates		239	595	1,218	189
Share-based compensation		51,664	(10,631)	1,865	289
Gain on disposal of a subsidiary		—	(14,865)	—	—
Loss on deconsolidation of Affected Entities		—	—	261,267	40,441
Investment income		(7,373)	(211)	—	—
Deferred income taxes		(4,549)	(12,971)	(44,342)	(6,864)
Changes in operating assets and liabilities and other, net:
Accounts receivable		1,564	5,467	(37,966)	(5,877)
Inventories		(14,723)	(1,345)	(2,736)	(424)
Amounts due from related parties		6,573	(7,868)	897	139
Other receivables, deposits and other assets		(10,516)	9,973	5,534	858
Accounts payable		(3,477)	(7,876)	997	154
Amounts due to related parties		16,955	3,605	(2,349)	(364)
Accrued expenses and other current liabilities		104,458	6,256	220,334	34,106
Contract liabilities		293,322	(25,249)	162,810	25,201
Refund liabilities		6,309	23,802	(70,712)	(10,945)
Other assets and liabilities		18,931	30,847	(20,677)	(3,201)
Operating lease liabilities		—	(109,514)	(213,827)	(33,098)
Net cash provided by operating activities		864,988	491,227	698,808	108,168
Cash flows from investing activities
Purchase of short-term investments	5	(688,360)	(2,156,550)	(3,892,690)	(602,546)
Proceed from redemption of short-term investments upon maturity	5	669,127	2,390,010	3,905,707	604,562
Additions of property and equipment and intangible assets		(155,204)	(149,763)	(158,673)	(24,561)
Proceeds from sale of property and equipment		1,552	1,539	2,189	339
Acquisition of subsidiaries, net of cash acquired of RMB 185,106, RMB 41,413 and RMB 164 in 2019, 2020 and 2021, respectively		(1,721,123)	5,179	(1,755)	(272)
Payment for acquisition deposits		(338,585)	—	—	—
Payment for an equity method investment		(10,000)	(42,000)	(1,134)	(176)
Disposal of a subsidiary, net of cash disposed of RMB nil ,RMB 6,192, RMB nil in 2019, 2020 and 2021, respectively		—	24,152	—	—
Net cash outflow from loss of control of Affected Entities		—	—	(2,912,290)	(450,791)
Purchase of long-term investments	9	(13,416)	—	(21,890)	(3,388)
Proceed from long-term investment		—	—	1,500	232
Net cash (used in)/provided by investing activities		(2,256,009)	72,567	(3,079,036)	(476,601)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2019, 2020 AND 2021 - CONTINUED

(Amounts in thousands)

	Note	2019	2020	2021
		RMB	RMB	RMB	USD
					Note 2(i)
Cash flows from financing activities
Advances from related parties		694,751	—	—	—
Payments for purchase of non-controlling interest		—	—	(16,670)	(2,580)
Repayments for advances from related parties		(694,751)	(8,732)	—	—
Repurchase of ordinary shares		(417,149)	(56,058)	(24,628)	(3,812)
Dividend to shareholders		—	(184,238)	(92,554)	(14,327)
Dividend to non-controlling interests		—	(3,104)	(17,697)	(2,739)
Proceeds from bank loan		50,000	1,016,219	1,047,188	162,093
Repayment for bank loan		(50,021)	(50,000)	(1,228,550)	(190,166)
Proceeds from issuance of bonds		2,069,160	—	—	—
Issuance cost of bonds		(32,971)	—	—	—
Repurchase of bonds		—	(10,659)	(80,174)	(12,410)
Capital injection from non-controlling interests		500	2,650	1,370	212
Proceeds on exercise of stock options		858	—	—	—
Payment for acquisition of Hangzhou Impression		(21,000)	—	—	—
Payment for acquisition of Chengdu Yinzhe		(30,375)	(30,375)	(22,579)	(3,495)
Payment for acquisition of Xinqiao Group		(89,469)	—	—	—
Payment for acquisition of Linstitute		—	—	(12,240)	(1,895)
Net cash provided by/(used in) financing activities		1,479,533	675,703	(446,534)	(69,119)
Net increase/(decrease) in cash and cash equivalents, and restricted cash		88,512	1,239,497	(2,826,762)	(437,552)
Cash and cash equivalents and restricted cash at beginning of the year		3,164,081	3,265,014	4,423,937	684,778
Effect of exchange rate changes on cash and cash equivalents and restricted cash		12,421	(80,574)	(82,012)	(12,696)
Cash and cash equivalents and restricted cash at end of the year	26	3,265,014	4,423,937	1,515,163	234,530
Supplemental disclosure of cash flow information:
Income tax paid		56,472	67,869	68,602	10,619
Non-cash investing activities:
For the years ended of August 31, 2019, 2020 and 2021
Acquisition of subsidiaries		49,238	38,416	—	—
Accounts payable balance for acquisition of property and equipment		(8,738)	(13,038)	(14,668)	(1,904)
Amounts due to related parties balance for acquisition of property and equipment		(16,909)	(15,545)	(19,519)	(2,270)
Right-of-use assets obtained in exchange for the new operating lease liabilities (Note 14)		—	75,752	228,123	11,063
Decrease of Right-of-use assets for early termination		—	14,019	14,415	2,047

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings Limited (the “Company”) was incorporated under the laws of Cayman Islands on December 16, 2016. The Company, its subsidiaries, schools, its variable interest entities (the “VIE”s) and its VIEs’ subsidiaries and schools (collectively referred to as the “Group”) are principally engaged in the provision of full spectrum private fundamental education, including for-profit and not-for-profit kindergarten, primary, middle, high school and international schools in the People’s Republic of China (the “PRC”), complementary education services, operation services for domestic schools, and education programs and services including independent schools and colleges in United Kingdom (the “UK”), the United States ( the “US”) and Canada.

On May 14, 2021, the General Office of the State Council of the People’s Republic of China (the “PRC State Council”) announced the Implementation Rules, which became effective on September 1, 2021. Under the Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. Compulsory education in this context means the nine years of curriculum education mandated by the PRC, consisting of six years of primary education at primary school and three years of secondary education at middle school. Moreover, all Company’s international schools provide partial or complete compulsory education services in the PRC. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party.

Under the Implementation Rules, private schools providing compulsory education is prohibited from being controlled through contractual arrangement and conducting transactions with its related parties and hence, significantly affects the enforceability of the exclusive management services and business cooperation agreements with the schools providing compulsory education, including the Company’s primary schools, middle schools and international schools. In addition, the Company’s high schools provide high school education services in conjunction with compulsory education under the same school entities, as such, they are also affected by the Implementation Rules.

Furthermore, taking into account Guangdong Country Garden Education Investment Management Co., Ltd. (“BGY Education Investment”) acts as a special purpose vehicle established as a holding company to hold interest in the Affected Entities and is engaged in investment in compulsory education and not-for-profit kindergartens education as the school sponsor or the holding company thereof, the contractual arrangements with BGY Education Investment are more likely than not violating the Implementation Rules, and accordingly, the Company is subject to significant risks of uncertainties of the validity and enforcement of the contractual arrangements between the Company's wholly owned subsidiary (the “WFOE”) Zhuhai Hengqin Bright Scholar Management Consulting Co. Ltd. (“Zhuhai Bright Scholar”), BGY Education Investment, its subsidiaries and private schools that provides compulsory education and non-for-profit kindergartens.

As a result of the effectiveness of the Implementation Rules, the Company would no longer be able to use its power under the contractual arrangements as disclosed in Note 2(b) to direct the relevant activities that would most significantly affect the economic performance of those schools and hence, has lost control on August 31, 2021 over the private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China, including BGY Education Investment, that are affected by the Implementation Rules. All such entities are collectively named as “Affected Entities”. The Company assessed the implications of Implementation Rules and concluded that, based on all relevant facts and circumstances, the ability of the Group to use its power under the contractual arrangements with BGY Education Investment to direct the relevant activities that would most significantly affect the economic performance of the Affected Entities had ceased on August 31, 2021 immediately before the Implementation Rules became effective. Accordingly, the carrying amount related to the net assets of the Affected Entities were deconsolidated from the consolidated financial statements of the Group as of August 31, 2021.

In addition, after August 31, 2021, the remaining businesses of the Group are mainly engaged in the provision of operation services for domestic schools, including catering and procurement services, for-profit kindergarten education programs and services, complementary education services, and overseas education programs and services. The schools under the VIE entities are eight for-profit kindergartens as of August 31, 2021.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of August 31, 2021, details of the material Company’s subsidiaries, schools, its VIEs and the VIE’s major subsidiaries and schools of the continuing operations were as follows:

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2021	Principal activities
Major wholly owned subsidiaries:
Impetus Investment Limited (“Impetus”)	Cayman	April 1, 2014	100%	Investment holding
Zhuhai Hengqin Bright Scholar Management Consulting Co. Ltd (“Zhuhai Bright Scholar”)	PRC	January 24, 2017	100%	Management consulting service
Time Education China Holdings Limited	Hong Kong	August 16, 2013	100%	Investment holding
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman	December 27, 2017	100%	Investment holding
Time Elan Education Technology Co., Ltd.	PRC	December 6, 2013	100%	Complementary education services
Can-achieve (Beijing) Education Consulting Co., Ltd.	PRC	May 14, 2008	100%	Complementary education services
Guangdong Bright Scholar Education Technology Co., Ltd.	PRC	September 26, 2017	100%	Complementary education services
Guangdong Zhixing Weilai Logistics Management Co., Ltd.	PRC	October 24, 2018	100%	Complementary education services
Bright Scholar (UK) Holdings Limited	UK	July 31, 2018	100%	Investment holding
CATS Colleges Holdings Limited	UK	March 13, 2019	100%	Investment holding
Cambridge Arts and Science Limited	UK	October 23, 1997	100%	Overseas School
CATS Canterbury Limited	UK	August 29, 2007	100%	Overseas School
CATS College London Limited	UK	November 17, 2010	100%	Overseas School
CATS Academy Boston Inc.	US	July 5, 2012	100%	Overseas School
VIEs of the Company:
Foshan Meiliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Foshan Zhiliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Beijing Boteng Education Consulting Co., Ltd.	PRC	June 1, 2021	100%	Investment holding
Foshan Shangtai Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Foshan Renliang Education Technology Co., Ltd.	PRC	August 12, 2021	100%	Investment holding
Foshan Yongliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Major subsidiaries and schools of the VIEs:
Foshan Shunde Guilanshan Kindergarten	PRC	November 2, 2018	100%	Kindergarten education services
Chengdu Pidu Bright Scholar Kindergarten	PRC	March 27, 2020	75%	Kindergarten education services
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	PRC	July 16, 2015	100%	Complementary education services
Chengdu Laizhe Education and Technology (Guangzhou) Co., Ltd.	PRC	February 6, 2018	80%	Complementary education services
Shanghai Huodai Business Information Consulting Co., Ltd.	PRC	December 14, 2017	51%	Complementary education services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As a result of the Implementation Rules stated in Note 1, the Group has considered that it lost control over Affected Entities providing compulsory education and not-for-profit kindergartens education in China by August 31, 2021, and therefore deconsolidated the Affected Entities on August 31, 2021. In addition, the Group concluded that the Affected Entities together represent a group of components of the Group and the deconsolidation represents a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. Therefore, the Group has presented the results related to the Affected Entities as discontinued operations in its consolidated statements of operations and comprehensive income for the year ended August 31, 2021.

The consolidated statements of operations and consolidated statements of comprehensive income for the years ended August 31, 2019 and 2020, and corresponding notes previously reported have been revised to conform to the current presentation accordingly. In addition, Group presented the assets of the Affected Entities to Assets Belong to Discontinued Operations and liabilities of the Affected Entities to Liabilities Belong to Discontinued Operations on its consolidated balance sheet as of August 31, 2020, and corresponding notes previously reported have been revised to conform to the current presentation accordingly.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, schools, its VIEs and the VIEs’ subsidiaries and schools. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of VIEs

Prior to the effective of the Implementation Rules, PRC laws and regulations prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Accordingly, the Company, through its WFOE, Zhuhai Bright Scholar, have entered into the following contractual arrangements with BGY Education Investment, BGY Education Investment’s subsidiaries and schools, and BGY Education Investment’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE.

In response to the Implementation Rules, a set of supplementary agreements to the contractual arrangements were entered into among Company’s WFOE, Zhuhai Bright Scholar, BGY Education Investment, BGY Education Investment’s shareholders and six newly established companies in August 2021 to enable them, as well as their subsidiaries, to entitle to the same power, rights and obligations of the contractual arrangements as BGY Education Investment. The six newly established companies, including Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., Beijing Boteng Education Consulting Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd. and Foshan Yongliang Education Technology Co., Ltd. (collectively referred to as the “New VIE Entities”), are owned by the same equity shareholders as BGY Education Investment. On the same date, the New VIE Entities obtained the equity interest of the subsidiaries providing complementary education services, operation services for domestic schools and for-profit kindergartens from BGY Education Investment, which were previously held by BGY Education Investment.

Accordingly, the Group had consolidated the financial position and operating results of BGY Education Investment, new VIEs and its subsidiaries and schools in the consolidated financial statements of the Company during the year ended August 31, 2019, 2020 and 2021 before the Group lost control over the Affected Entities by August 31, 2021 as a result of the effectiveness of the Implementation Rules. The Company's VIE includes (1) BGY Education Investment and the schools and subsidiaries it held, prior to August 31, 2021; and (2) the new VIE Entities and subsidiaries and schools they hold respectively before and after August 31, 2021.

Agreements that provide the Group with effective control over the VIEs include:

Voting Rights Proxy Agreement & Irrevocable Power of Attorney

Under voting right proxy agreement and irrevocable power of attorney, each of the shareholders of BGY Education Investment and the New VIE Entities has executed a power of attorney to grant Zhuhai Bright Scholar the power of attorney to act on his or her behalf on all matters pertaining to the BGY Education Investment and the New VIE Entities and to exercise all of his or her rights as a shareholder of BGY Education Investment and the New VIE Entities, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Zhuhai Bright Scholar terminates the agreement by giving a prior written notice or gives its consent to the termination by BGY Education Investment and the New VIE Entities.

Exclusive Call Option Agreement

Under the exclusive call option agreement, each of the shareholders of BGY Education Investment and the New VIE Entities granted Zhuhai Bright Scholar or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in BGY Education Investment and the New VIE Entities when and to the extent permitted by PRC law. Zhuhai Bright Scholar or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Zhuhai Bright Scholar’s written consent, the shareholders of BGY Education Investment and the New VIE Entities shall not transfer, donate, pledge, or otherwise dispose any equity interests of BGY Education Investment and the New VIE Entities in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement cannot be terminated by BGY Education Investment, the New VIE Entities or their shareholders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Exclusive Management Services and Business Cooperation Agreement

Under the exclusive management services and business cooperation agreement, BGY Education Investment and the New VIE Entities engages Zhuhai Bright Scholar as its exclusive technical and operational consultant and under which Zhuhai Bright Scholar agrees to assist in business development and related services necessary to conduct BGY Education Investment’s and the New VIE Entities’ operational activities. BGY Education Investment and the New VIE Entities shall not seek or accept similar services from other providers without the prior written approval of Zhuhai Bright Scholar. The agreements will be effective as long as BGY Education Investment and the New VIE Entities exists. Zhuhai Bright Scholar may terminate this agreement at any time by giving a prior written notice to BGY Education Investment and the New VIE Entities.

Under the above agreements, the shareholders of BGY Education Investment and the New VIE Entities irrevocably granted Zhuhai Bright Scholar the power to exercise all voting rights to which they were entitled. In addition, Zhuhai Bright Scholar has the option to acquire all of the equity interests in BGY Education Investment and the New VIE Entities, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Zhuhai Bright Scholar is entitled to receive service fees for certain services to be provided to BGY Education Investment and the New VIE Entities.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the BGY Education Investment and the New VIE Entities, while the Equity Pledge Agreements secure the obligations of the shareholders of BGY Education Investment and the New VIE Entities under the relevant agreements. Because the Group, through Zhuhai Bright Scholar, has (i) the power to direct the activities of BGY Education Investment and the New VIE Entities, that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from BGY Education Investment and the New VIE Entities, the Group is deemed the primary beneficiary of BGY Education Investment and the New VIE Entities. Accordingly, the Company consolidates BGY Education Investment’s and the New VIE Entities’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements.

Prior to the effective of the Implementation Rules, during the years ended August 31, 2019 and 2020, and August 31, 2021 before the Group lost control over the Affected Entities as a result of the effect of the Implementation Rules, the Group believes that the contractual arrangements with the VIEs are in compliance with the PRC law and regulations and are legally enforceable.

Subsequent to the Implementation Rules became effective on September 1, 2021, except for Affected Entities, the contractual arrangements continue to be legally enforceable. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. If the ownership structure of the Company and the contractual arrangements are found to violate any PRC laws or regulations, or if the Company is found to be required but failed to obtain any of the permits or approvals for its private education business, the relevant PRC regulatory authorities would have broad discretion in imposing fines or punishments upon the Company for such violations, including:

●	revoking the business and operating licenses of the Group and/or its VIEs;

●	discontinuing or restricting any related-party transactions between the Group and its VIEs;

●	imposing fines and penalties, or imposing additional requirements for the Group’s operations with which it, or its VIEs may not be able to comply;

●	requiring the Group to restructure the ownership and control structure or its current schools;

●	restricting or prohibiting the use of the proceeds of the Company’s equity offerings to finance its business and operations in China, particularly the expansion of its business through strategic acquisitions; or

●	restricting the use of financing sources by the Group or its affiliated entities or otherwise restricting the Group’s or its VIEs’ ability to conduct business.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate BGY Education Investment and the New VIE Entities in its consolidated financial statements as it may lose the ability to exert effective control over BGY Education Investment, the New VIE Entities and their shareholders, and it may lose the ability to receive economic benefits from BGY Education Investment and the New VIE Entities.

As of August 31, 2021, based on all relevant facts and circumstances, and advices from the Company’s PRC legal advisor, the Company concluded that it no longer has a controlling interest in the Affected Entities due to the effectiveness of the Implementation Rules, which resulted to the deconsolidation of the Affected Entities. Nevertheless, the legal enforceability of the contractual arrangements with the New VIE Entities and its subsidiaries and schools is not impacted by the Implementation Rules.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

The following balances of VIEs as of August 31, 2020 and 2021, were included in the Group’s consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of August 31
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2,516,494	142,609
Restricted cash, net	9,917	2,943
Accounts receivable, net	5,181	2,857
Amounts due from related parties, net	2,126	11
Other receivables, deposits and other assets, net	33,508	20,011
Inventories	25,544	4,761
Amounts due from Affected Entities, net	—	133,092
Total current assets	2,592,770	306,284
Restricted cash - non current	1,400	1,450
Property and equipment, net	548,113	25,034
Land use rights, net	86,076	—
Intangible assets, net	127,907	46,253
Goodwill, net	473,398	227,814
Long-term investments	53,130	70,315
Prepayments for construction contract	2,096	—
Deferred tax assets, net	4,277	—
Operating lease right-of-use assets non-current	249,864	87,752
Other non-current assets, net	12,597	1,043
Total non-current assets	1,558,858	459,661
TOTAL ASSETS	4,151,628	765,945
LIABILITIES
Current liabilities
Accounts payable	28,691	10,941
Amounts due to related parties	52,567	5,641
Accrued expenses and other current liabilities	394,880	13,876
Short-term loan	7,500	—
Income tax payable	34,992	19,091
Contract liabilities	1,291,781	139,126
Refund liabilities	23,804	10,398
Operating lease liabilities	30,601	12,005
Amounts due to Affected Entities	—	276,378
Total current liabilities	1,864,816	487,456
Non-current portion of contract liabilities	1,772	1,084
Deferred tax liabilities, net	34,641	9,561
Long-term loan	77,500	—
Operating lease liabilities – non current	222,693	83,475
Other non-current liabilities due to related parties	26,843	13,154
Other non-current liabilities	11,364	—
Total non-current liabilities	374,813	107,274
TOTAL LIABILITIES	2,239,629	594,730

The following amounts of VIEs for the years ended August 31, 2019, 2020 and 2021, were included in the Group’s consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue from continuing operations of the New VIE Entities	206,037	239,968	311,373
Revenue from discontinued operations of Affected Entities	1,896,359	1,890,156	2,303,339
Net income from continuing operation of the New VIE Entities after elimination of intercompany transactions	25,619	59,321	30,335
Net income from discontinued operations of Affected Entities (Note 3) after elimination of intercompany transactions	479,907	471,495	369,343

Net cash provided by operating activities	730,145	1,534,031	555,679
Net cash used in investing activities*	(519,082)	(47,946)	(2,893,644)
Net cash (used in)/provided by financing activities	(119,844)	48,543	(42,844)
Net increase/(decrease) in cash and cash equivalents and restricted cash	91,219	1,534,628	(2,380,809)
Cash and cash equivalents and restricted cash at beginning of year	901,964	993,183	2,527,811
Cash and cash equivalents and restricted cash at end of year	993,183	2,527,811	147,002

Note*: Due to loss of control of Affected Entities on August 31, 2021, the net cash outflow disclosed in investing activities is RMB 2,912,290.

VIEs contributed an aggregate of 82.0%, 63.3% and 70.6% of the consolidated revenue from both discontinued and continuing operations for the three years ended August 31, 2019, 2020 and 2021, respectively. As of August 31, 2020, VIEs accounted for an aggregate of 38.4% of the consolidated total assets, and 29.1% and of the consolidated total liabilities. And as of August 31, 2021, the New VIE Entities accounted for an aggregate of 8.9% of the consolidated total assets, and 10.2% and of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to BGY Education Investment and the New VIE Entities. However, if BGY Education Investment and the New VIE Entities were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of BGY Education Investment, the New VIE Entities or entrustment loans to BGY Education Investment and the New VIE Entities. After the effectiveness of the Implementation Rules, the loans provided to BGY Education Investment and its subsidiaries and schools (if any) would then be accounted for as related party transactions.

The Group believes that there are no assets held in the BGY Education Investment and the New VIE Entities that can be used only to settle obligations of BGY Education Investment and the New VIE Entities, except for registered capital and the PRC statutory reserves, in the respective periods. As the BGY Education Investment and the New VIE Entities is incorporated as a limited liability company under the PRC Company Law, creditors of the BGY Education Investment and the New VIE Entities do not have recourse to the general credit of the Company for any of the liabilities of the BGY Education Investment and the New VIE Entities in the respective periods. Relevant PRC laws and regulations restrict BGY Education Investment and the New VIE Entities in the respective periods from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 25 for disclosure of restricted net assets.

(c) Deconsolidation

Upon the occurrence of certain events and on a regular basis, the Group evaluates whether it no longer has a controlling interest in its subsidiaries, including consolidated variable interest entities. If the Company determines it no longer has a controlling interest, the subsidiary is deconsolidated. The Company records a gain or loss on deconsolidation based on the difference on the deconsolidation date between (i) the aggregate of (a) the fair value of any consideration received, (b) the fair value of any retained non-controlling investment in the former subsidiary and (c) the carrying amount of any non-controlling interest in the subsidiary being deconsolidated, less (ii) the carrying amount of the former subsidiary’s assets and liabilities.

The Company assesses whether a deconsolidation is required to be presented as discontinued operations in its consolidated financial statements on the deconsolidation date. This assessment is based on whether or not the deconsolidation represents a strategic shift that has or will have a major effect on the Company’s operations or financial results. If the Company determines that a deconsolidation requires presentation as a discontinued operation on the deconsolidation date, or at any point during the one-year period following such date, it will present the former subsidiary as a discontinued operation in current and comparative period financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d) Going concern

The accompanying consolidated financial statements have been prepared assuming that the group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements to support its working capital requirements.

As of August 31, 2021, the Group’s current liabilities exceeded its current assets by RMB 342,935. Included in the current liabilities as of August 31, 2021 were bond payable due in one year RMB 1,836,362, short-term loan RMB 753,754, and contract liabilities of RMB 425,954 relating to tuition and boarding fee received in advance by overseas schools and complementary education service fee received in advance. The Group had cash and cash equivalents of RMB 844,684 as of August 31, 2021. In addition, the Group had restricted cash of RMB 669,029 as of August 31, 2021, which is mainly the deposits in connection with the short-term loan disclosed in Note 13.

Management has given careful consideration to the future liquidity and performance of the Group in assessing whether the Group will have sufficient funds to fulfill its financial obligations and continue as a going concern. Based on cash flows projection from operating and financing activities, the existing balance of cash and cash equivalents, and restricted cash that would be removed from restriction when repay the short-term loan, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its financial obligations and commitments for the next twelve months from the issuance of the consolidated financial statements. As of August 31, 2021, the Company had amount due from Affected Entities of RMB 2,028,866, most of which was settled subsequently after period end.

The directors of the Company have reviewed the management’s assessment together with the underlying basis and are satisfied that it is appropriate to prepare the consolidated financial statements on a going concern basis. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities as that might be necessary if the Group is unable to continue as a going concern.

(e) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include the consolidation and deconsolidation of variable interest entities, purchase price allocation relating to business combination, assessment of realization of deferred tax assets, impairment assessment of goodwill and long-lived assets, impairment assessment on investments, valuation of share-based compensation, discount rate for leases and allowance for credit losses. Actual results may differ materially from those estimates.

(f) Fair value

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

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. The Group has short-term investment in USD fund-linked note that is measured at fair value with maturity date and classified as level 2 fair value measurements (see Note 5).  Various inputs for the investment valuation, including time value, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures, substantially are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f) Fair value - continued

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, amounts due from Affected Entities, other receivables, deposits, accounts payable, amounts due to related parties, amounts due to Affected Entities, short-term loan, bond payable and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(g) Foreign currency translation

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

(h) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 2,915,649 and RMB 3,345,975 as of August 31, 2020 and 2021, respectively, of which RMB 2,421,928 and RMB 2,884,625 were related to discontinued operations, respectively.

(i) Convenience translation

The Group’s reporting currency is RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4604, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2021, or at any other rate.

(j) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(k) Restricted cash

The Group’s restricted cash mainly represents (a) deposit held in a designated bank account for the sole purpose of business operation including the establishment of new schools and subsidiaries; (b) deposit restricted as to withdrawal or use under government regulations; and (c) deposits in connection with the short-term loan disclosed in Note 13.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Investments

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

●	Equity securities without readily determinable fair values

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

●	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in ordinary shares or in-substance ordinary shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group may also have significant influence.

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

(m) Allowance for doubtful accounts

Accounts receivable mainly represents amounts due from corporate customers of the Group’s various subsidiaries, and amounts due from students of the Group’s UK schools. The allowance for doubtful accounts is the Group’s best estimates of the amount of probable credit losses in the Group’s existing accounts receivable balance. The Group provides allowance for doubtful accounts based on historical credit loss experience and a review of the current status and reasonable and supportable forecasts of future events and economic conditions. Accounts receivable, restricted cash, other receivables, amounts due from related parties and amounts due from Affected Entities are presented net of allowance for doubtful accounts.

(n) Inventories

Inventories are stated at the lower of cost or net realizable value.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Property and equipment, net

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

(p) Land use rights, net

Land use right represents the amount paid and relevant costs incurred for the Group’s leases for the right of use of land located in PRC and is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreement, which is 40-50 years. Land use right is relating to the discontinued operations (Note 3).

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recorded RMB 12,772 and RMB 15,575 impairment loss on operating lease right-of-use assets during the year ended August 31, 2020 and 2021, respectively (Note 14).

(r) Goodwill, net

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

For the years ended August 31, 2019, 2020 and 2021, the Group recorded RMB nil, RMB 68,723 and RMB 84,730 impairment loss on goodwill respectively, of which RMB nil, RMB 68,723 and RMB nil were related to discontinued operations for the years ended August 31, 2019, 2020 and 2021, respectively (Note 3 and Note 10).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s) Intangible assets

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

The Group did not recognize any impairment loss on intangible assets during the years ended August 31, 2019, 2020 and 2021.

(t) Leases

On September 1, 2019, the Group adopted the New Leasing Standard (“ASC 842”), using the modified retrospective transition method resulting in the recording of operating lease right-of-use (ROU) assets of RMB 1,906,562 and operating lease liabilities of RMB 1,902,180 upon adoption, of which RMB 147,224 and RMB 144,731 were related to discontinued operations respectively. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations.

The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheets as ROU and operating lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group adopts the practical expedient to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. Lastly, the Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease ROU assets or operating lease liabilities.

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

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Based on the impairment assessments of the ROU assets, the Group recognized RMB 12,772 and RMB 15,575 impairment loss on certain operating lease right-of-use assets during the years ended August 31, 2020 and 2021, respectively.

During the fiscal year ended August 31, 2020 and 2021, the Group received Coronavirus Disease 2019 (“COVID-19”) related rent concessions. Consistent with updated guidance from the Financial Accounting Standards Board (“FASB”) in April 2020, the Group elected to treat COVID-19-related rental discount as variable rent and applied payable approach to COVID-19 related deferral of rent payment. Rental discount, amounting to RMB 2,719 and RMB 4,759, of which RMB 203 and RMB 1,685 were related to the discontinued operations, were recognized as an offset to rent expense within selling, general and administrative expenses and cost of revenue on the Group’s consolidated statement of operations during the years ended August 31, 2020 and 2021, respectively. Deferral payments, amounting to approximately RMB 16,448 and RMB 519, were recognized as concession payable within accrued expenses and other current liabilities on the Group’s consolidated balance sheets as of August 31, 2020 and 2021, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Revenue recognition

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

Income from educational programs and services

The educational programs and services from continuing operations consist of tuition, boarding and meal service from kindergartens in the PRC and overseas schools in the UK, the US and Canada. The educational programs and services from discontinued operations consist of tuition, boarding and meal service from international schools, bilingual schools and not-for-profit kindergartens in the PRC. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund. The Group determines the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. Historically, the Group has not had material refunds in this respect.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Revenue recognition - continued

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

(v) Cost of revenues

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

(w) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 9,419, RMB 28,249 and RMB 20,213 for the years ended August 31, 2019, 2020 and 2021, respectively, of which RMB 388, RMB 1,622 and RMB 5,441 were related to discontinued operations for the years ended August 31, 2019, 2020 and 2021, respectively. The government subsidies income recognized for the year ended August 31, 2020 and 2021 were primarily from the remuneration compensation plan executed by UK government due to COVID-19.

(x) Income Taxes

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

(y) Employee Benefits

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

The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC (see Note 24).

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z) Share-based compensation

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

For the share option with service condition only, changes in estimated forfeiture rate will be adjusted on a prospective basis. The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates.

(aa) Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(ab) Segment

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM’’) for making decisions, allocation of resource and assessing performance. The CODM was identified as the management committee who reviews the financial information of its operating and reportable segments when making decisions about allocation of resources and assessing performance. In response to the Implementation Rules, the Group operates in three reportable segments due to the reorganization of the business units, including Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services. The change in segment reporting was reflected retrospectively and is presented in Note 23.

(ac) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and long-term investments. As of August 31, 2021, substantially all of the Group’s cash and cash equivalents, term deposits, restricted cash, and short-term investments were deposited with financial institutions with high-credit ratings.

(ad) Earnings per Share

Basic earnings per share are computed by dividing earning attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. The Group had share options which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary shares, the effect of the share options is computed using the treasury stock method.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(ae) Recent accounting pronouncements adopted

In June 2016, FASB issued ASU 2016-13, Financial Instruments: Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. This ASU affects loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt this ASU through a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). On April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group adopted this standard on September 1, 2020, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on September 1, 2020 by RMB 4,244, including the allowance for credit losses for restricted cash, short-term investments, accounts receivable, amounts due from related parties, other receivables, amounts due from Affected Entities, and other non-current assets.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU improve the effectiveness of fair value measurement disclosures and modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date The Group adopted this new standard beginning September 1, 2020 with no material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. The amendments in this ASU are effective for public business entities with fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. All entities are required to apply the amendments in this ASU retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Group adopted this new standard beginning September 1, 2020 with no material impact on its consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ae) Recent accounting pronouncements adopted - continued

In August 2021, the FASB issued ASU 2021-06, Presentation of Financial Statements (Topic 205), Financial Services—Depository and Lending (Topic 942), and Financial Services— Investment Companies (Topic 946): Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, and No. 33-10835, Update of Statistical Disclosures for Bank and Savings and Loan Registrants. This update amends certain SEC disclosure guidance that is included in the accounting standards codification to reflect the SEC’s recent issuance of rules intended to modernize and streamline disclosure requirements, including updates to business acquisition and disposition significance tests used, the significance thresholds for proforma statement disclosures, the number of preceding years of financial statements required for disclosure as well as other provisions in the SEC releases. The Group adopted this pronouncement upon issuance and, and it did not have a material impact on its consolidated financial statements.

(af) Recent accounting pronouncements issued not yet adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to simplify various aspects related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for annual periods beginning after December 15, 2020 and interim periods within those annual periods, with early adoption permitted. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.	DISCONTINUED OPERATIONS

As refer to Note 2(a), in connection with the deconsolidation of the Affected Entities, the Group evaluated and concluded that the Affected Entities should be accounted as discontinued operations during the year ended and as of August 31, 2021.

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of August 31, 2020 is as follow. In addition, on August 31, 2021, the Group recorded RMB 261,267 one-off loss for the deconsolidation of the Affected Entities, and the carrying amounts of the major classes of assets and liabilities at deconsolidation date is presented as follow for comparative purpose.

	As of August 31
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2,404,881	2,881,737
Restricted cash, net of allowance of RMB nil and RMB 4 as of August 31, 2020 and 2021, respectively	7,200	30,553
Accounts receivable, net of allowance of RMB nil and RMB 2,854 as of August 31, 2020 and 2021, respectively	4,486	6,541
Amounts due from related parties, net of allowance of RMB nil and RMB 50 as of August 31, 2020 and 2021, respectively	2,008	3,148
Other receivables, deposits and other assets, net of allowance of RMB nil and RMB 88 as of August 31, 2020 and 2021, respectively	32,378	49,003
Inventories	22,020	23,200
Amounts due from continuing operations	525,643	333,270
Total current assets	2,998,616	3,327,452
Property and equipment, net	519,062	510,862
Land use rights, net	86,076	83,949
Intangible assets, net	93,012	78,373
Goodwill, net	231,386	231,386
Prepayments for construction contract	1,474	3,863
Deferred tax assets, net	2,771	4,109
Operating lease right-of-use assets non-current	147,965	157,813
Other non-current assets, net of allowance of RMB nil and RMB 343 as of August 31, 2020 and 2021, respectively	9,842	13,335
Total non-current assets	1,091,588	1,083,690
TOTAL ASSETS	4,090,204	4,411,142
LIABILITIES
Current liabilities
Short-term loan	7,500	77,500
Accounts payables	24,857	21,745
Amounts due to related parties	40,670	38,422
Accrued expenses and other current liabilities	369,265	512,404
Income tax payable	25,405	38,678
Operating lease liabilities	13,953	6,343
Contract liabilities	1,157,691	1,229,601
Refund liabilities	13,928	14,008
Amounts due to continuing operations	1,890,534	2,028,866
Total current liabilities	3,543,803	3,967,567
Long-term loan	77,500	-
Deferred tax liabilities	26,633	22,959
Other non-current liabilities	7,593	2,213
Operating lease liabilities	139,616	157,136
Amounts due to continuing operations	250,000	-
Total non-current liabilities	501,342	182,308
TOTAL LIABILITIES	4,045,145	4,149,875

3.	DISCONTINUED OPERATIONS - continued

Reconciliation of the major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended August 31, 2019, 2020 and 2021 is as follow:

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue	1,896,359	1,890,156	2,303,339
Cost of revenue	(1,109,876)	(1,085,249)	(1,315,026)
Gross profit	786,483	804,907	988,313
Selling, general and administrative expenses	(299,360)	(308,554)	(400,012)
Other operating income	4,229	3,900	7,604
Impairment loss on goodwill*	-	(68,723)	-
Operating income	491,352	431,530	595,905
Interest expense/(income), net	4,577	3,560	(695)
Investment income	3,234	52,509	56,657
Other expenses	(3,589)	(927)	(4,180)
Income before income taxes and share of equity in loss of unconsolidated affiliate	495,574	486,672	647,687
Income tax expense	(15,667)	(15,177)	(16,877)
Share of equity in loss of unconsolidated affiliate	-	-	(200)
Net income (before one-off loss upon deconsolidation of the Affected Entities)	479,907	471,495	630,610

One-off loss upon deconsolidation of the Affected Entities, net of tax	-	-	(261,267)
Net income from discontinued operations	479,907	471,495	369,343

Summarized cash flow information for discontinued operations are as follows:

Net cash provided by operating activities	199,774	308,989	516,873
Net cash used in investing activities**	(473,456)	(329,453)	137,323
Net cash provided by financing activities***	164,686	1,690,275	(153,987)

Note*: For the year ended August 31, 2020, the Group has determined that based on the underperformance of the Wuhan Sannew reporting unit since the acquisition date, market conditions and other factors including the uncertainty in the Sino-US relationship and adverse impacts from COVID-19, it was more likely than not that the fair value of Wuhan Sannew reporting unit was less than the carrying amount. The Group utilized the discounted cash flow model to estimate the fair value of the reporting unit and concluded the carrying amount of Wuhan Sannew reporting unit exceeded its fair value. Accordingly, the Group recorded RMB 68,723 as impairment loss on goodwill on the consolidated statement of operations for the year ended August 31, 2020.

Note**: There were amount of RMB 73,168 and RMB 271,577 cash invested into continuing operations during the years ended August 31, 2019 and 2020, respectively. The amount of RMB 192,373 cash was redeemed from continuing operations for the year ended August 31, 2021.

Note***: There were amount of RMB 284,530 and RMB 1,641,732 cash received from continuing operations by the Affected Entities during the years ended August 31, 2019 and 2020, respectively. The amount of RMB 111,668 was repaid to continuing operations for the years ended August 2021.

4.	BUSINESS COMBINATION

Business combinations in fiscal year 2020:

Acquisition of St. Michael’s School (“STM”) and Bosworth Independent School (“BIC”)

On September 2, 2019, the Group acquired 100% equity interest of STM and BIC, with a total consideration of GBP 40,730 (with equivalent to RMB 352,699). Prior to fiscal year 2020, the Group has made a deposit of GBP 38,310 (approximately RMB 333, 348), and remaining consideration has been fully paid as of August 31, 2020. STM and BIC provide independent boarding education services to students from the UK and abroad in the UK.

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

	RMB	Amortization period
Cash and cash equivalents	18,076
Account receivable, net	737
Other current assets	21,474
Property and equipment, net	149,635	4-50 years
Intangible assets
Brand names	45,063	Indefinite
Student base	5,509	7 years
Goodwill	161,831
Other current liabilities	(8,232)
Contract liabilities	(32,324)
Deferred tax liabilities	(9,070)
Total consideration and value to be allocated to net assets	352,699

4.	BUSINESS COMBINATION - continued

Acquisition of St. Michael’s School (“STM”) and Bosworth Independent School (“BIC”) - continued

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

The Group acquired 51% equity interest of Shanghai Hanlin Education Technology Co., Ltd. (“Linstitute”) with a total consideration of approximately RMB 28,709. As of August 31, 2020, the total unpaid consideration was RMB 16,469, at present value, which will be paid in 2.75 years and recorded in amounts due to related parties and other non-current liability due to related parties (non-controlling interest shareholder of Linstitute) in the consolidated balance sheets. The goodwill and non-controlling interests acquired from the acquisition were approximately RMB 47,799 and RMB 27,583, respectively. The Group also has options to purchase additional 29% equity interest in Linstitute if certain performance condition are met.

In fiscal year 2021, the Company paid cash consideration of RMB 12,240 according to the share purchase agreement. As of August 31, 2021, the unpaid discounted consideration was RMB 5,535, which will be paid in 1.75 years and recorded in amounts due to related parties and other non-current liability due to related parties in the consolidated balance sheets.

The Group acquired 100% equity interest of a company, which is primarily engaged in education services in China, for which the cash consideration of approximately RMB 5,500 was paid in full as of August 31, 2020. The goodwill acquired from the acquisition was insignificant.

Pro forma results of acquisitions (unaudited)

The following table summarizes the unaudited pro forma consolidated results of operations for the years ended August 31, 2019 and 2020, assuming that these acquisitions occurred as of the beginning of the comparable annual reporting period. These pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the years ended August 31, 2019 and 2020

	2019 Unaudited	2020 Unaudited
Pro forma revenue from continuing operations	1,484,485	1,476,347
Pro forma operating income from continuing operations	270,151	417,138
Pro forma net income attributable to the Group	316,898	164,420

Business combination in fiscal year 2021:

On January 31, 2021, the Group acquired 60% equity interest of Jiangxi Leti Camp Education Technology Co., Ltd. (“Leti”) with a total consideration of approximately RMB 26,026. As of August 31, 2021, the total unpaid consideration was RMB 26,026 at present value, which will be paid in 3.25 years and recorded in amounts due to related parties and other non-current liability due to related parties (non-controlling interest shareholder of Leti) in the consolidated balance sheets. Subsequently in December 2021, the Group paid the first installment of cash consideration RMB 7,500 according to the share purchase agreement. The goodwill, intangible assets and non-controlling interests acquired from the acquisition were approximately RMB 20,874, RMB 9,000 and RMB18,012, respectively. Leti provides outdoor camp services to students in PRC.

Pro forma results of acquisitions (unaudited)

The following table summarizes the unaudited pro forma consolidated results of operations for the years ended August 31, 2020 and 2021, assuming that these acquisitions occurred as of the beginning of the comparable annual reporting period. These pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the years ended August 31, 2020 and 2021

	2020 Unaudited	2021 Unaudited
Pro forma revenue from continuing operations	1,514,453	1,406,147
Pro forma operating income from continuing operations	127,726	390,843
Pro forma net income/(loss) attributable to the Group	163,949	(53,253)

5.	SHORT-TERM INVESTMENTS

As of August 31, 2020, the balance of short-term investments pertains to investments in a USD Global Medium Term Note (the “GMT Note”) with a maturity date on May 4, 2021 with an aggregate notional amount of USD 2,000 (approximately RMB 13,695). According to the term sheet, the GMT Note will be redeemed at the maturity date at an amount determined by reference to the performance of the underlying fund and such performance will therefore affect the nature and value of the investment return on the GMT Note. During the fiscal year 2021, The GMT Note was redeemed at the maturity date and the Group recognized an investment income of approximately RMB 1,962.

6.	OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the following:

	As of August 31,
	2020	2021
	RMB	RMB
Other receivables from third parties (a)	68,910	9,026
Advances to employees	9,407	5,089
Deposits	15,421	11,656
Interest receivable	4,517	2,262
Prepaid tax and deductible value-added tax-in	6,442	7,733
Rental prepayment (b)	6,375	3,085
Prepayment for suppliers	40,713	34,979
Others	14,430	8,086
	166,215	81,916
Less: allowance for other receivables	-	(797)
	166,215	81,119

(a)	Other receivables from third parties mainly includes USD 8,711(approximately RMB 59,648) deposit paid for acquisition of equity interest of an US education group as of August 31, 2020. The acquisition was terminated in fiscal year 2020, and the deposit paid was subsequently turned into a promissory note issued by the Company to the contractual parties in November 2020. Pursuant to the promissory note, the principal amount of USD 8,711 will be repaid on December 31, 2022 at a rate of 9% per annum compounding quarterly. As of August 31, 2021, it was recorded as other non-current asset on the consolidated balance sheet. In fiscal year 2021, the Group recorded RMB 5,319 interest income, of which RMB 2,262 was included in interest receivable as of August 31, 2021.

(b)	Rental prepayment represents the prepayment of rent related to leases less than 12 months.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of August 31,
	2020	2021
	RMB	RMB
Buildings	306,058	298,260
Leasehold improvement	324,655	362,341
Motor vehicles	518	1,526
Electronic equipment	50,674	55,304
Office equipment	121,113	123,161
Furniture and other equipment	47,269	56,342
Others	56,599	57,006
Less: accumulated depreciation	(373,975)	(469,011)
Construction in progress	24,617	34,523
Property and equipment, net	557,528	519,452

For the years ended August 31, 2019, 2020 and 2021, depreciation expenses were RMB 106,107, RMB 153,850 and RMB 188,831 respectively, of which RMB 61,156, RMB 62,441 and RMB 66,126 were related to discontinued operations for the years ended August 31, 2019, 2020 and 2021, respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of August 31,
	2020	2021
	RMB	RMB
Brand names
with indefinite lives	411,240	398,789
with definite lives	50,486	50,486
Trademarks	32,016	39,016
Non-compete agreements	27,800	29,800
Student base	23,152	22,451
Others*	9,190	10,314
Total costs	553,884	550,856
Less: accumulated amortization	(49,369)	(65,034)
Intangible assets, net	504,515	485,822

Note*: Others include core curriculum, software, backlog and license.

Amortization expenses for the intangible assets for the years ended August 31, 2019, 2020 and 2021 were RMB 23,355, RMB 41,447 and RMB 30,781 respectively, of which RMB 9,142, RMB 14,696 and RMB 14,639 were related to discontinued operations for the years ended August 31, 2019, 2020 and 2021, respectively. As of August 31, 2021, the estimated amortization expenses related to intangible assets for continuing operations for each of the next five years is expected to be RMB 16,034, RMB 14,875, RMB 13,680, RMB 11,382 and RMB 8,067, respectively, and RMB 22,995 thereafter.

9.	LONG-TERM INVESTMENTS

Long-term investments, consisted of the following:

	As of August 31,
	2020	2021
	RMB	RMB
Equity method investments:
Foshan Yingrui Gaoze Equity Investment Partnership (Limited Partnership) (“Gaoze Partnership”) (a)	42,000	42,934
Startcamp Education Technology Limited (“Startcamp”) (b)	9,362	8,364
BOTO Academic English Co., Ltd. (“BOTO”) (c)	1,468	1,464
Other investments (d)	724	647
Equity securities without readily determinable fair value (e)	1,583	22,034
Total	55,137	75,443

(a)	On June 1, 2020, Gaoze Partnership was established with the total committed capital of RMB 1,270,000. The Group participates in Gaoze Partnership as a limited partner and invested RMB 42,000 in fiscal year 2020, and further invested RMB 1,134 in March 2021. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and owns 19.84% interest in Gaoze Partnership. Loss of RMB nil and RMB 200 were recorded for the years ended August 31, 2020 and 2021, respectively.

(b)	The Group acquired 25% equity interest in Startcamp for total cash consideration of RMB 10,000 in the year ended August 31, 2019. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 99, RMB 539 and RMB 998 were recorded for the years ended August 31, 2019, 2020 and 2021, respectively.

(c)	The Group holds 30% equity interest in BOTO through acquisition of Can-achieve Education Consultants Co., Ltd. and its subsidiaries (“Can-achieve Group”) in fiscal year 2018. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 21, RMB 15 and RMB 4 were recorded for the years ended August 31, 2019, 2020 and 2021, respectively.

9.	LONG-TERM INVESTMENTS - continued

(d)	The other investments include 46% equity interest in Beijing Cloud Apply Co., Ltd. through the acquisition of Can-achieve Group in fiscal year 2018 and 50% equity interest in Sanli Foundation Education Limited through the acquisition of Foundation Global Education Limited and its subsidiaries (“FGE Group”) in fiscal year 2018. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. Loss of RMB 32, RMB 53 and RMB 16 were recorded for the years ended August 31, 2019, 2020 and 2021, respectively.

(e)	The Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. No impairment loss was recorded during the years ended August 31, 2020 and 2021, respectively. During year ended August 31, 2021, the Group acquired 18% equity interest in Shanghai Yurong culture and Art Co., Ltd. (“Golden Ballet”) for a total cash consideration of RMB 21,951, and redeemed its 10% equity interest in Chengdu Qingjiao Education Technology Co., Ltd. with a total cash consideration of RMB 1,500, which is equal to the investment cost.

10.	GOODWILL

The following table summarizes the change in the carrying amount of goodwill by segment for the years ended August 31, 2021 and 2020:

	Overseas Schools	Complementary Education Services	Total
	RMB	RMB	RMB
Balance as of August 31, 2019	1,033,622	759,052	1,792,674
Additions (a)	161,831	47,799	209,630
Disposal (b)	—	(13,774)	(13,774)
Exchange realignment	64,194	—	64,194
Balance as of August 31, 2020	1,259,647	793,077	2,052,724
Addition (a)	—	20,874	20,874
Impairment (c)	—	(84,730)	(84,730)
Exchange realignment	(38,682)	—	(38,682)
Balance as of August 31, 2021	1,220,965	729,221	1,950,186

Note:

(a)	For the year ended August 31, 2020, the additions to goodwill reflects the excess of the consideration paid over the fair values of the identifiable net assets acquired of STM and BIC, Linstitute and an education service provider (Note 4).

For the year ended August 31, 2021, the addition to goodwill reflects the excess of the consideration paid over the fair values of the identifiable net assets acquired of Leti (Note 4).

(b)	During the year ended August 31, 2020, the Company disposed of its 60.46% equity interest in a subsidiary, Guangzhou Zangxing Network Technology Co., Ltd. (“Zangxing”) with a total cash consideration of RMB 30,344, resulting in the derecognition of goodwill in an amount of RMB 13,774. Gain on disposal of Zangxing amounted to RMB 14,865 was recognized for the year ended August 31, 2020.

(c)	For each of the years ended August 31, 2019, 2020 and 2021, the Company performed impairment test of its goodwill. The impairment test performed during fiscal years ended August 31, 2019 and 2020 did not result in the fair value exceeding the carrying value; therefore, the Group recorded nil impairment loss on goodwill for the respective years. For the year ended August 31, 2021, the Group has determined that based on the underperformance of Elan reporting unit, market conditions and other factors including the adverse impacts from the regulations on after-school tutoring promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China in fiscal year 2021 , it was more likely than not that there were indications of impairment. Furthermore, the Group also has determined that based on the underperformance of the Chengdu Yinzhe reporting unit, market conditions and other factors including the adverse impacts from COVID-19, it was more likely than not that there were indications of impairment. The Group utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of Elan and Chengdu Yinzhe reporting unit exceeded their respective fair value. Accordingly, the Group recorded RMB 51,361and RMB 33,369 as impairment loss on goodwill of Elan and Chengdu Yinzhe on the consolidated statement of operations for the year ended August 31, 2021, respectively. The impairment is recorded in complementary education services reportable segment.

11.	BOND PAYABLE

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

The Company may at its option to redeem the Bond, in whole but not in part, at any time prior to July 31, 2022, at a redemption price equal to 100% of the principal amount of the Bond plus the premium defined in the Bond terms, and accrued and unpaid interest, if any, to (but not including) the redemption date. The premium is the greater of (1) 1.00% of the principal amount of the Bond or (2) the excess of (A) the present value at the redemption date of the redemption price of the Bond at July 31, 2022 plus all required remaining scheduled interest payments due on the Bond (but excluding accrued and unpaid interest to the redemption date) through July 31, 2022 computed using a discount rate defined in the Bond terms, over (B) the principal amount of such Bond on such redemption date.

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

During the years ended August 31, 2020 and 2021, the Group repurchased principal amount of USD 1,500 and USD 12,410 in the open market with cash payment of RMB 10,659 and RMB 80,174, respectively. As of August 31, 2020 and 2021, the carrying amount of the bond payable was USD 294,618 (approximately RMB 2,017,369) and USD 284,249 (approximately RMB 1,836,362), respectively. For the years ended August 31, 2020 and 2021, the Group recognized interest expense of USD 24,057 (approximately RMB 169,143) and USD 24,181 (approximately RMB 158,077) respectively, at an effective interest rate of 8.37% per annum.

Furthermore, there is certain covenants of limitation on asset sales. The disposal described in Note 27 would result in the Company has to make an offer to the holder of the Bond to repurchase their Bond at a repurchase price equal to 101% of the principal amount of the Bond to be repurchased, plus accrued and unpaid interest, if it is considered as a change of control triggering event defined in offering memorandum of the Bond.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2020	2021
	RMB	RMB
Payroll and related benefits	73,091	65,719
Temporary receipt from students	10,154	47,885
Deposits received	41,697	35,939
Bond interest payables	35,656	24,862
Other tax payable	7,365	9,406
Professional fee	15,664	7,501
Commission fee	7,455	4,975
Offering subsidies-current	1,659	1,174
Accrual rental expense	1,430	1,971
Accrual utilities expenses	4,986	1,391
Concession payable (b)	16,448	-
Restructuring cost (a)	12,596	-
Others	35,931	33,213
Total	264,132	234,036

Note:

(a)	During the year ended August 31, 2020, for the Group’s overseas schools operation, the Group was in the process of establishing a center of excellence to centralize certain functions of management, such as finance and IT. The restructuring cost primarily includes the compensation for the contract termination. During the year ended August 31, 2021, the restructuring cost was fully settled.

(b)	Concession payable represents the deferred rent payments related to COVID-19 as of August 31, 2020.

13.	SHORT-TERM AND LONG-TERM LOANS

In January 2020, the Group entered into a banking facility agreement of RMB 930,800 with Agricultural Bank of China with a fixed interest rate of Loan Prime Rate (released by the National Inter-Bank Funding Center of the PRC) plus 20 basis points. The term of the loan agreement is one year with a maturity date of January 18, 2021. The loan is intended for general working capital purposes. The loan facility is secured by a bank deposit pledge of USD 150,000 (approximately RMB 1,027,110) which is recorded as restricted cash on the consolidated balance sheet as of August 31, 2020. The loan has been fully repaid on its maturity date.

Subsequently in January 2021, the Group entered into another banking facility agreement of RMB 871,000 with Agricultural Bank of China with a fixed interest rate of Loan Prime Rate (released by the National Inter-Bank Funding Center of the PRC) minus 55 basis points. Under the agreement, the Group drew down RMB 871,000 from Agricultural Bank of China during fiscal year 2021, of which, RMB 290,250 has been repaid as of August 31, 2021, and RMB 580,750 is to be repaid on January 19, 2022 and therefore classified as short-term loan. The loan is intended for general working capital purposes. As of August 31, 2021, the loan facility is secured by a bank deposit pledge of USD 100,000 (approximately RMB 646,040) which is recorded as restricted cash on the consolidated balance sheet.

In May 2021, the Group entered into a senior secured term loan facility agreement with China Merchants Bank Co., Ltd., New York Branch in an aggregate principal amount of up to GBP 22,000 (approximately RMB 201,485). The interest is at a rate per annum equal to the LIBOR for the applicable interest period plus the Spread, which is defined as 1.50% per annum for any loan for any applicable interest period. As of August 31, 2021, the Group drew down principal amount of GBP 19,480 (approximately RMB 175,984) with a maturity date of May 16, 2022. The loan is guaranteed by Bright Scholar Holdings Limited and is intended for general working capital purposes.

In April 2020, one of the Canadian subsidiaries of the Group received an interest free loan amounted to CAD 80 (approximately RMB 419) from the government of Canada under the program named “Canada Emergency Business Account” (“CEBA”) due on or before December 31, 2022. The program intends to help cover the small businesses’ operating costs during a period where the revenue has been temporarily reduced due to the economic impacts of the COVID-19. In fiscal year 2021, the Canadian subsidiary received additional CAD 40 (approximately RMB 204) interest free loan under the same grogram, which is also due on or before December 31, 2022.

14.	LEASES

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

Supplemental balance sheet information related to the leases are as follows:

	As of August 31, 2020	As of August 31, 2021
	RMB	RMB
ROU assets	1,816,721	1,773,773
Operating lease liabilities—current	196,129	123,215
Operating lease liabilities—non – current	1,662,928	1,752,667
Weighted-average remaining lease term	13.78	14.06
Weight-average discount rate	3.72%	4.21%

The components of lease costs of these operating leases from continuing operations are as follow:

	For the Year Ended August 31, 2020	For the Year Ended August 31, 2021
	RMB	RMB
Operating lease cost for fixed payments	205,120	238,773
Short - term lease costs	52,600	5,509
Variable lease costs	(2,516)	(3,073)
Total lease costs	255,204	241,209

14.	LEASES - continued

Supplemental cash flow information related to the operating leases is as follows:

	For the Year Ended August 31, 2020	For the Year Ended August 31, 2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	186,643	196,075
Supplemental noncash information:
ROU assets obtained in exchange for new operating lease liabilities	74,054	165,410
Decrease of ROU assets for early terminations	(7,322)	(13,724)

The following table provides the maturities of the operating lease liabilities as of August 31, 2021:

Operating leases
Fiscal year ending
August 2022	200,148
August 2023	178,735
August 2024	175,264
August 2025	197,309
August 2026	193,305
August 2027 and thereafter	1,564,513
Total future undiscounted lease payments	2,509,274
Less : imputed interest	(633,392)
Total present value of operating lease liabilities	1,875,882

Impairment loss on operating lease right-of-use assets

The Group tests its long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. As a result of the adverse impacts of the COVID-19 pandemic on the economic environment and change in the Group’s business strategy, the Group determines to close certain language training centers in the US resulting in four idled operating leases. The Group determines the fair value of the ROU assets based on the discounted value of estimated future cash flows from subleases, if any. For the years ended August 31, 2020 and 2021, the Group recorded impairment loss of RMB 12,772 and RMB 15,575 related to the ROU assets within the overseas schools reportable segment, respectively.

15.	SHARE CAPITAL

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

The Company was incorporated on December 16, 2016. As of the incorporation date, the total issued share capital of the Company was USD 0.0001 consisting of 10 ordinary shares with a par value of USD 0.00001 and total authorized share capital was USD 50 divided into 5,000,000,000 shares~~.~~

The Company completed a follow-on public offering of American Depositary Shares (“ADSs”) priced at US$19.00 per ADS on March 2, 2018. The Company issued and sold 10,000,000 ADSs, each representing one Class A Ordinary Share of the Company.

In April 2018, the Board of Directors approved a stock repurchase program (the “2018 Repurchase Program”) which authorized the repurchase of up to US$100,000 of the Company’s ordinary share. Under the 2018 Repurchase Program, the Group repurchased 1,207,465 and 5,471,718 shares during the year ended August 31, 2018 and 2019, respectively with a cost of US$16,822 (approximately RMB 114,554) and US$60,539 (approximately RMB 417,149), respectively. For the years ended August 31, 2019, the Board of Directors approved and the Company completed the cancellation and retirement of all these repurchased shares.

In September 2019, the Board of Directors approved a US$30,000 share repurchase program (the “2019 Repurchase Program”). Under the 2019 Repurchase Program, the Group repurchased 1,096,312 shares during the year ended August 31, 2020 with a cost of US$ 8,721 (approximately RMB 56,058). For the year ended August 31, 2020, the Board of Directors approved and the Company completed the cancellation and retirement of 569,732 shares that were repurchased.

In November 2020, the Board of Directors approved a US$50,000 share repurchase program (the “2020 Repurchase Program”). Under the 2020 Repurchase Program, the Group repurchased 560,436 shares during the year ended August 31, 2021 with a cost of US$ 3,075 (approximately RMB 24,628). For the year ended August 31, 2021, the Board of Directors approved and the Company completed the cancellation and retirement of 1,058,389 shares that were repurchased.

16.	REVENUE

Continuing operations

The Group provides domestic kindergartens education program and international education program in overseas. Overseas business includes arts programs, language programs and university foundation programs. The Group’s revenue includes tuition income from education programs, meal income, boarding income, commission income, study-abroad and career consulting service income, camp service and other education services related revenue. Revenue for the years ended August 31, 2019, 2020 and 2021 were primarily generated in the PRC, Hong Kong, Canada, the UK and US. Please refer to Note 23 for disaggregation of Revenue by geographical areas. The Group recognized majority of its revenue over time and have insignificant amount of revenue recognized at a point in time.

(a)	Disaggregation of revenue

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Tuition income from education programs	130,480	526,397	343,468
Tuition income from complementary training institutes	123,895	137,083	229,011
Meal income	1,404	143,475	259,190
Boarding income	31,802	187,672	88,600
Commission income	138,587	142,856	119,565
Consulting service income	124,072	160,469	113,426
Other revenues	119,834	182,235	254,878
Less: sales tax	3,428	3,840	6,358
Total	666,646	1,476,347	1,401,780

16.	REVENUE - continued

Continuing operations - continued

(b)	Contract balances

	As of August 31,
	2020	2021
	RMB	RMB
Accounts receivable, net of allowance	14,785	41,723
Contract liabilities - Current	386,493	425,954
Non-current contract liabilities	1,772	1,421
Refund liabilities	56,783	32,362

Contract liabilities principally relate to customer advances received prior to performance of services. Substantially all contract liabilities at the beginning of the year ended August 31, 2021 were recognized as revenue during the year ended August 31, 2021 and substantial all contract liabilities as of August 31, 2021 are expected to be realized in the following year.

Refund liabilities mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liabilities estimates are based on historical refund ratio on a portfolio basis using the expected value method.

17.	SHARE-BASED COMPENSATION

Share incentive plan

On December 15, 2017, the Company adopted the Bright Scholar Education Holdings Limited 2017 Share Incentive Plan (the “2017 Plan”).

In 2017, the Company provided up to an aggregate of 845,000 Class A ordinary shares of the Company as stock based compensation to school principals and management team members with vesting period varying from 3 to 5 years.

On September 1, 2018, the Company granted 167,138 Class A ordinary shares to management of Can-achieve Group pursuant to the 2017 Plan. The vesting period of option is 3 year, and the vesting is subject to the performance indicator of the option holders. During any authorized leave of absence, the vesting of the option shall be suspended after the leave of absence exceeds a period of 90 days.

On January 18, 2019, the Company granted 2,545,000 Class A ordinary shares to a member of the Company’s senior management team pursuant to the Company’s 2017 plan, in which, one tenth was vested and exercisable on grant date and the remaining options will vest over 6 years from grant date. Vesting is subject to the continuous services of the option holders to the Company and the financial and operating performance of the Group. During any authorized leave of absence, the vesting of the option shall be suspended after the leave of absence exceeds a period of 90 days.

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

The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2018	2019
Expected dividend yield	0%	0%
Risk-free interest rate	1.84%-2.35%	2.75%-2.85%
Expected volatility	42%-51%	50%-51%
Expected life	2 or 10 years	8.90 or 9.29 years
Exercise multiples	2.20-2.80 times	2.20-2.80 times
Fair value of underlying ordinary shares (US$/share)	9.29-12.25	6.28-6.83

Notes:

(1)	The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.

17.	SHARE-BASED COMPENSATION - continued

Share incentive plan - continued

(2)	The risk-free interest rate was estimated based on the US Government Bond yield with the maturity commensurate with the expected life.

(3)	The expected volatility of the underlying ordinary shares was estimated based on historical volatility of the Company for the period before the valuation date with length commensurate to expected life of the options.

(4)	The expected life was the contractual life of the share options.

(5)	The Company estimated the exercise multiple based on a consideration of various research studies regarding exercise pattern from historical statistical data.

(6)	The fair values of ordinary shares were determined based on the closing price in the market.

For the years ended August 31, 2019, 2020 and 2021, the share options movement were as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual years	Weighted average fair value at grant date	Aggregate intrinsic value
		US$		US$	US$
As of August 31, 2018	797,104	8.74	8.66	11.4	2,630,442
Granted	2,712,138	8.74	8.29
Exercised	(14,457)	8.74	—
Forfeited/Cancelled	(421,471)	8.74	8.30
As of August 31, 2019	3,073,314	8.74	8.33	7.98	(1,407,301)
Granted	—	—	—
Forfeited/Cancelled	(2,232,547)	8.74	7.29
Outstanding as of August 31, 2020	840,767	8.74	7.29	10.73	(823,950)
Vested and exercisable as of August 31, 2020	471,200	8.74	7.29	10.13	(461,776)
Granted	—	—	—
Forfeited/Cancelled	(81,242)	8.74	6.29
Outstanding as of August 31, 2021	759,525	8.74	6.29	10.74	(4,086,239)
Vested and exercisable as of August 31, 2021	635,795	8.74	6.29	10.55	(3,420,579)

For the years ended August 31, 2019, 2020 and 2021, the Group recognized share-based payment expenses of RMB 51,664, RMB (10,631) and RMB 1,865, respectively, in connection with the share options granted to employees. The share-based award granted to members of senior management requires both a performance condition and service condition. During the fiscal year ended August 31, 2020, the Group assessed that the performance condition of certain employees is not probable of being met and recorded a reversal of share-based compensation amounting to RMB 34,252. The total fair value of share options vested as of August 31, 2019, 2020 and 2021 was RMB 32,276, RMB 32,851and RMB 43,341, respectively.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. As of August 31, 2019, 2020 and 2021, there were RMB 91,147, RMB 4,098 and RMB 748 unrecognized compensation expense, respectively, related to un-vested share options granted to executive and employees of the Group. As of August 31, 2020 and 2021, the unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average vesting period of 1.39 years and 1 year, respectively.

18.	INCOME TAX EXPENSE

Continuing operations

Income tax expense consisted of the following:

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense (benefit):
PRC	55,608	79,223	113,045
Hong Kong	11,225	(897)	23,665
US	379	4,192	2,633
UK	411	1,629	-
Deferred income tax expense (benefit):
PRC	(1,579)	(2,892)	(2,716)
Canada	(144)	(178)	(49)
US	(514)	(4,605)	-
UK	(473)	(12,657)	(42,402)
Total income tax expense:	64,913	63,815	94,176

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

Hong Kong

The Group’s subsidiaries operating in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%.

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

Zhuhai Bright Scholar is a company registered in Hengqin New Area whose main business, providing outsourcing consulting services, falls within the preferential enterprise income tax (“EIT”) catalogue of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 70% of its total revenue. Zhuhai Bright Scholar was classified as a domestically-owned enterprise in Hengqin New Area, Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 24, 2017 (date of incorporation). As of the issuance date of this consolidated financial statements, Zhuhai Bright Scholar continues to meet the relevant requirements and is eligible for the preferential EIT rate.

18.	INCOME TAX EXPENSE - continued

Continuing operations - continued

PRC - continued

Chengdu Yinzhe Education and Technology Co., Ltd. and Chengdu Laizhe Education and Technology Co., Ltd. established in the western development area of the PRC were subject to preferential tax rate of 15% of taxable profit for the years ended August 31, 2019, 2020 and 2021.

Entities qualified as Software Enterprises (“SEs”) enjoy EIT exemption for two years starting from its first profitable calendar year, followed by a 50% reduction for the subsequent three calendar years. Chengdu Zhi Yi Meng Software Technology Co., Ltd. was qualified as SEs and enjoyed the zero preferential tax rate in calendar year 2019 and 2020, and was subject to 50% reduction of EIT at 12.5% preferential tax rate in calendar year 2021.

Further, according to Guoshui [2019]13 No.2, certain subsidiaries in the PRC qualified as “small-scaled minimal profit enterprise”. The first RMB million of taxable income earned by a qualified company is subject to preferential income tax rate of 5%, while the remaining profits will be subject to income tax rate of 10%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of August 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	91,124	162,177
Others	3,231	-
Less: valuation allowance	(61,448)	(98,081)
Total deferred tax assets	32,907	64,096
Deferred tax liabilities:
Intangible assets	31,193	26,744
Total deferred tax liabilities	31,193	26,744

Movement in valuation allowance is as follows:

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Beginning balance	9,609	16,716	61,448
Additions from acquisition	-	-	2,070
Additions	7,232	50,389	46,488
Reversal	(125)	(4,261)	(11,789)
Expired	-	(1,396)	(136)
Ending balance	16,716	61,448	98,081

As of August 31, 2019, 2020 and 2021, the tax loss carry-forward in the PRC amounted to RMB 69,834, RMB 251,368 and RMB 396,192 respectively, which would expire by the end of calendar year 2024, 2025 and 2026. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 16,716, RMB 61,448 and RMB 98,081 had been established as of August 31, 2019, 2020 and 2021, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in consolidated financial statements for the years ended August 31, 2019, 2020 and 2021.

18.	INCOME TAX EXPENSE - continued

Continuing operations - continued

PRC - continued

The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2021, the Group is subject to examination of the PRC tax authorities.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in year 2019, 2020 and 2021 to income before income taxes and the actual provision for income tax were as follows:

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Net loss before provision for income tax after elimination adjustment	(161,997)	(242,911)	(439,952)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(40,499)	(60,728)	(109,988)
Effect of intercompany transactions between continuing and discontinued operations	112,526	130,721	154,947
Effect of expenses that are not deductible in determining taxable profit*	14,320	(1,738)	66,668
Unrecognized tax losses	7,232	50,389	46,488
Utilization of tax losses previously not recognized	(125)	(4,261)	(11,789)
Utilization of tax losses against pre-acquisition profits	8,837	-	-
Effect of tax rate difference from tax holiday and statutory rate in other jurisdictions	(37,378)	(49,907)	(51,815)
Others	-	(661)	(335)
Income tax expense recognized in profit or loss	64,913	63,815	94,176

Note*: Included in the expenses that are not deductible in determining taxable profit were primarily related to impairment loss, share based compensation and non-deductible expenses arose from overseas schools.

If the tax holidays granted to certain schools and entities of the Group were not available, the Group’s income tax expense would have increased by RMB 32,609, RMB 45,315 and RMB 66,742 for the years ended August 31, 2019, 2020 and 2021, respectively. The basic net earnings or loss per share attributable to the Company would decrease in earning or increase in loss by RMB 0.27, RMB 0.38 and RMB 0.56 for the years ended August 31, 2019, 2020 and 2021, respectively.

19.	EARNINGS (LOSS) PER SHARE

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator used in basic and diluted earnings/(loss) per share:
Net loss attributable to Bright Scholar Education Holdings Limited from continuing operations	(242,339)	(316,878)	(540,768)
Net income attributable to Bright Scholar Education Holdings Limited from discontinued operations	483,438	477,883	487,963
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders	241,099	161,005	(52,805)
Shares (denominator):
Weighted average ordinary shares outstanding used in calculating earnings/(loss) per share—basic and diluted	122,322,894	120,158,001	119,220,331
Net earnings/(loss) per share attributable to ordinary shareholders — basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	(1.98)	(2.64)	(4.54)
Net income from discontinued operations attributable to ordinary shareholders	3.95	3.98	4.09
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders	1.97	1.34	(0.45)

As of August 31, 2019, 2020 and 2021, there were 2,318,716, 840,767 and 759,525 employee share options or non-vested ordinary shares excluded from the computation of diluted net earnings/(loss) per share in the periods presented, as their inclusion would have been anti-dilutive for the years presented.

20.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Foshan Shunde Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Huidong Country Garden Real Estate Development Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	Entities controlled by the chairperson of the Group
Fine Nation Group Limited	Entities controlled by the immediate family of the chairperson of the Group
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Chengjia Design Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Elite Architectural Co., Ltd.	Entities controlled by the chairperson of the Group
Guangdong Biyouwei Catering Co., Ltd.	Entities controlled by the chairperson of the Group
Can-Achieve Global Edutour Co., Ltd.	Entities controlled by non-controlling interest shareholder
Hangzhou Mashao Enterprise Management Consulting Co., Ltd.	Non-controlling interest shareholder of a subsidiary of the Group
Kaiping Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Chuzhou Country Garden Property Development Co., Ltd.	Entities controlled by the chairperson of the Group
Huaihua Zhiyi Network Technology Limited Partnership	Entities controlled by non-controlling interest shareholder
Huaihua Yimeng Network Technology Limited Partnership	Non-controlling interest shareholder of a subsidiary of the Group
Gongqing Town Yuansen Commercial Information Consulting Co., Ltd.	Entities controlled by chairman of the Group
Shanghai Hanlue Information Technology Center Limited Partnership	Non-controlling interest shareholder of a subsidiary of the Group
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd.	Non-controlling interest shareholder of a subsidiary of the Group

Name of Affected Entities
BGY Education Investment	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Guangdong Country Garden School	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Lanzhou Country Garden School	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Country Garden Venice Bilingual School	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Huaxi Country Garden International School	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Huanan Country Garden School	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Phoenix City Bilingual School	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Phoenix City Bilingual Kindergarten	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Zengcheng Country Garden School	Entities controlled by Ms. Meirong Yang, the shareholder of the Group

20.	RELATED PARTY TRANSACTIONS - continued

The Group entered into the following transactions with its related parties:

The Group has purchased services and materials from related parties at negotiated prices for a total amount of RMB 17,819, RMB 11,215 and RMB 13,863 for the years ended August 31, 2019, 2020 and 2021, respectively, of which RMB 11,056, RMB 6,764 and RMB 7,610 were related to discontinued operations for the years ended August 31, 2019, 2020 and 2021, respectively. Details of related party transactions in continuing operations are as follows:

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by the chairperson are as below
Foshan Shunde Country Garden Property Development Co., Ltd.	1,353	2,538	1,328
Huidong Country Garden Real Estate Development Co., Ltd.	-	-	2,969
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	3,209	548	-
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	1,313	-	380
Others	888	1,365	1,576
Total	6,763	4,451	6,253

The Group has received construction services from related parties at negotiated prices for a total amount of RMB 1,608, RMB nil and RMB1,427 for the years ended August 31, 2019, 2020 and 2021, respectively, of which RMB 791, RMB nil and RMB 144 were related to discontinued operations for the years ended August 31, 2019, 2020 and 2021, respectively. Details of related party transactions in continuing operations are as follows:

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Construction services provided by other entities controlled by the chairperson are as below
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	-	-	603
Guangdong Chengjia Design Co., Ltd.	-	-	680
Guangdong Elite Architectural Co., Ltd.	817	-	-
Total	817	—	1,283

The Group provided services at negotiated price to related parties for a total amount of RMB 2,443, RMB 3,198 and RMB 3,350 for the years ended August 31, 2019, 2020 and 2021, respectively, of which RMB 2,443, RMB 2,380 and RMB 508 were related to discontinued operations for the years ended August 31, 2019, 2020 and 2021, respectively. Details of related party transactions in continuing operations are as follows:

	For the year ended August 31,
	2019	2020	2021
	RMB	RMB	RMB
Services provided to other entities controlled by the chairperson are as below
Kaiping Country Garden Property Development Co., Ltd.	-	353	1,013
Guangdong Biyouwei Catering Co., Ltd.	-	348	755
Foshan Shunde Country Garden Property Development Co., Ltd.	-	-	424
Others	-	117	650
Total	-	818	2,842

During fiscal year 2019, Fine Nation Group Limited issued a promissory note with a principal amount of USD 100,000 to the Company, which has been fully paid as of August 31, 2019 with an interest expense of RMB 4,547.

20.	RELATED PARTY TRANSACTIONS - continued

The following table presents amounts owed from and to related parties as of August 31, 2020 and 2021:

	As of August 31,
	2020	2021
	RMB	RMB
Amounts due from related parties
Shaoguan Shunhong Real Estate Development Co., Ltd. (3)	10,000	10,000
Can-Achieve Global Edutour Co., Ltd.(3)	3,915	1,906
Hangzhou Mashao Enterprise Management Consulting Co., Ltd. (1)	-	1,206
Kaiping Country Garden Property Development Co., Ltd. (2)	1,077	1,060
Others	1,521	915
Total	16,513	15,087

Amounts due from related parties are non-interest bearing, unsecured, and payable on demand.

(1)	The amounts represent loan receivables from the non-controlling interest shareholders of Hangzhou Impression.

(2)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd..

(3)	The amounts mainly represent the receivables from respective entities in which consist of expense were paid on behalf of entities controlled by Ms. Huiyan Yang (“Ms. H”) and a non-controlling interest shareholder, respectively.

	As of August 31,
	2020	2021
	RMB	RMB
Amounts due to related parties
Chuzhou Country Garden Property Development Co., Ltd. (1)	30,769	30,769
Shanghai Hanlue Information Technology Center Limited Partnership (3)	11,573	2,885
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	-	2,462
Others	3,551	4,329
Total	45,893	40,445

Amounts due to related parties are non-interest bearing, unsecured, and payable on demand.

	As of August 31,
	2020	2021
	RMB	RMB
Other non-current liabilities due to related parties
Huaihua Zhiyi Network Technology Limited Partnership (2)	14,490	-
Huaihua Yimeng Network Technology Limited Partnership (2)	7,245	-
Shanghai Hanlue Information Technology Center Limited Partnership (3)	5,108	2,650
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	-	10,504
Total	26,843	13,154

Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)	The amounts mainly represent financing funds from other entities controlled by Ms. H, the chairperson of the Group, for the purpose of maintaining daily operation of certain schools.

(2)	The amounts represent the acquisition payables due to Huaihua Zhiyi Network Technology Limited Partnership and Huaihua Yimeng Network Technology Limited Partnership for the acquisition of Chengdu Yinzhe in fiscal year 2019.

(3)	The amounts represent the acquisition payables to Shanghai Hanlue Information Technology Center Limited Partnership for the acquisition of Linstitute in fiscal year 2020.

(4)	The amounts represent the acquisition payables to Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. for the acquisition of Leti in fiscal year 2021.

20.	RELATED PARTY TRANSACTIONS - continued

The following table presents amounts due from and to Affected Entities as of August 31, 2020 and 2021:

	As of August 31,
	2020	2021
	RMB	RMB
Amounts due from Affected Entities
BGY Education Investment	1,695,593	2,007,512
Guangdong Country Garden School	65,714	705
Lanzhou Country Garden School	25,459	235
Country Garden Venice Bilingual School	13,358	187
Huaxi Country Garden International School	3,662	371
Others	86,748	19,856
Total	1,890,534	2,028,866

	As of August 31,
	2020	2021
	RMB	RMB
Amounts due from Affected Entities -non current
Guangdong Country Garden School	150,000	-
Huanan Country Garden School	50,000	-
Phoenix City Bilingual School	50,000	-
Total	250,000	—

The non-current portion of amounts due from Affected Entities represent the loan receivable in principal amount of RMB 250,000 with a maturity date of March 20, 2024. The interest is at a rate of 0.01% per annum. The loan is intended for general working capital purpose and unsecured. During year ended August 31, 2021, the loan was fully repaid ahead of schedule.

	As of August 31,
	2020	2021
	RMB	RMB
Amounts due to Affected Entities
BGY Education Investment	490,249	320,679
Phoenix City Bilingual School	7,442	-
Huanan Country Garden School	4,906	-
Phoenix City Bilingual Kindergarten	2,281	-
Zengcheng Country Garden School	3,219	-
Others	17,546	12,591
Total	525,643	333,270

Amounts due to Affected Entities are non-interest bearing, unsecured, and payable on demand.

21.	COMMITMENTS AND CONTINGENCIES

Capital commitment

As of August 31, 2020 and 2021, future minimum capital commitments under non-cancelable contracts from continuing operations were as follows:

	As of August 31,
	2020	2021
	RMB	RMB
Capital commitment for construction of schools	26,923	70,231
Capital commitment for an equity method investment	210,000	208,866
Total	236,923	279,097

22.	NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from August 31, 2018 through August 31, 2021.

	Can-achieve	Xinqiao Group	Chengdu Yinzhe	Wuhan Sannew	Hangzhou Impression	Linstitute	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at August 31, 2018	115,626	39,432	—	—	—	—	14,966	170,024
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	500	500
Income attributable to non-controlling interests	10,176	(1,518)	5,919	(1,135)	119	—	(1,902)	11,659
Effect of ASC606 new revenue standard	164	—	—	—	—	—	(6)	158
Foreign currency translation	(25)	—	—	—	—	—	87	62
Acquisition of subsidiaries	—	—	62,766	74,213	30,000	—	12,450	179,429
Balance at August 31, 2019	125,941	37,914	68,685	73,078	30,119	—	26,095	361,832
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	2,650	2,650
Income attributable to non-controlling interests	(4,017)	(3,875)	5,750	(84)	123	990	4,282	3,169
Foreign currency translation	(54)	—	—	—	—	—	25	(29)
Acquisition of subsidiaries (Note 4)	—	—	—	—	—	27,583	—	27,583
Disposal of a subsidiary*	—	—	—	—	—	—	(5,650)	(5,650)
Distribution of dividends to shareholders	—	—	—	—	(3,104)	—	—	(3,104)
Balance at August 31, 2020	121,870	34,039	74,435	72,994	27,138	28,573	27,402	386,451
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	1,370	1,370
Income attributable to non-controlling interests	277	(34,039)	77	(72,994)	(916)	8,730	(14,133)	(112,998)
Foreign currency translation	66	—	—	—	—	—	(175)	(109)
Acquisition of a subsidiary (Note 4)	—	—	—	—	—	—	18,012	18,012
Acquisition of additional interest in a subsidiary of non-controlling interests*	—	—	(14,980)	—	—	—	—	(14,980)
Distribution of dividends to shareholders	(14,330)	—	—	—	(1,053)	(2,314)	—	(17,697)
Balance at August 31, 2021	107,883	—	59,532	—	25,169	34,989	32,476	260,049

Note*:

During the year ended August 31, 2020, the Company disposed its equity interest in a subsidiary with a total consideration of RMB 30,344, and the carrying amount of the non-controlling interests of the disposed subsidiary as of the disposal date was RMB 5,650.

During the year ended August 31, 2021, the Company acquired additional 5% of equity interests in Chengdu Yinzhe from a non-controlling interest shareholder with total cash consideration of RMB 16,670. The net carrying amount of the acquired non-controlling interests was RMB 14,980 and the difference of RMB 1,690 was charged to additional paid in capital of the Company accordingly.

23.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group.

During the year ended August 31, 2019, the Group acquired the overseas businesses and has assessed these businesses as one additional reportable segment. As of August 31, 2019, the Group has five reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools and Complementary Education Services. During the year ended August 31, 2020, the Group changed its internal management structure and expanded the service offerings in utilizing technology to deliver online study programs, which forms an additional reportable segment called, Education Technology.

During the year ended August 31, 2021, in response to the Implementation Rules, the Group reorganized its business units and made change in its reportable segments. As of August 31, 2021, the Group has identified three reportable segments, including Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services. Given the change in the composition of the Group’s reportable segments, prior year segment information was recast to conform to the current year’s presentation.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

For the year ended August 31, 2019

	Continuing operations
	Overseas Schools	Complementary Education Services	Domestic Kindergartens & K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	181,793	448,561	36,292	666,646
Costs of revenue	(148,332)	(285,556)	(42,250)	(476,138)
Segment profit	33,461	163,005	(5,958)	190,508

For the year ended August 31, 2020

	Continuing operations
	Overseas Schools	Complementary Education Services	Domestic Kindergartens & K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	835,927	540,387	100,033	1,476,347
Costs of revenue	(588,840)	(338,363)	(132,334)	(1,059,537)
Segment profit	247,087	202,024	(32,301)	416,810

23.	SEGMENT INFORMATION - continued

For the year ended August 31, 2021

	Continuing operations
	Overseas Schools	Complementary Education Services	Domestic Kindergartens & K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	502,607	625,640	273,533	1,401,780
Costs of revenue	(513,871)	(382,548)	(283,844)	(1,180,263)
Segment profit	(11,264)	243,092	(10,311)	221,517

The Group’s CODM review the financial position at consolidated level, thus total assets of each operating segment is not presented.

GEOGRAPHIC INFORMATION

The Group’s revenues are attributed to geographic areas based on the selling location.

The following table presents total revenues from continuing operations for the years ended August 31, 2019, 2020 and 2021 from a geographical perspective:

	For the year ended August 31,
	2019	2020	2021
Revenues from sales originated:
China **	469,719	638,435	911,562
Canada	10,226	16,914	9,265
US	24,977	188,111	61,641
UK	161,724	632,887	419,312
Total	666,646	1,476,347	1,401,780

The following table presents long-lived assets from continuing operations including property and equipment, net, and operating lease right-of-use assets as of August 31, 2020 and 2021 from a geographical perspective:

	As of August 31,
	2020	2021
China **	354,656	426,131
Canada	12,918	10,411
US	440,053	398,708
UK	1,566,622	1,457,975
Total	2,374,249	2,293,225

**	Includes mainland China and Hong Kong.

24.	CONTRIBUTION PLAN

In mainland China, full-time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 165,472, RMB 138,235 and RMB 166,765 for the years ended August 31, 2019, 2020 and 2021, respectively, of which RMB 147,270, RMB 119,456 and RMB 139,367 were related to discontinued operations for the years ended August 31, 2019, 2020 and 2021, respectively.

The Company also provides other defined contribution plans for the benefit of overseas employees. Total contribution for such employee benefits for the years ended August 31, 2020 and 2021 were recorded in consolidated statements of operations in an amount of RMB 13,817 and RMB 27,350, respectively.

25.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2019, 2020 and 2021, the Group made apportions of RMB nil, RMB 622 and RMB 1,909 to the statutory surplus reserve fund, respectively, and RMB nil, RMB nil and RMB nil to the development fund, respectively.

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

	As of August 31
	2020	2021
	RMB	RMB
Paid-in capital	645,662	445,288
Additional paid-in capital	113,492	6,239
Statutory reserves	3,118	3,993
Retained earnings	1,172,995	1,596,274
Total	1,935,267	2,051,794

26.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

For the purpose of the consolidated statement of cash flows, cash and cash equivalents, and restricted cash included cash on-hand and in banks and restricted cash. Cash and cash equivalents, and restricted cash at the end of reporting year end as shown in the consolidated statements of cash flows can be reconciled to the related items in the consolidated balance sheets as follow:

	As of August 31
	2020	2021
	RMB	RMB
Cash and cash equivalents	972,803	844,684
Restricted cash	1,039,053	670,598
Less: allowance for restricted cash	—	(119)
Total	2,011,856	1,515,163

27.	SUBSEQUENT EVENTS

Subsequent to August 31, 2021, the Group entered into an agreement with the non-controlling interest shareholder of FGE Group to purchase the remaining 25% equity interests of FGE Group, a subsidiary of the Company, with cash consideration of HKD 37,656 (approximately RMB 31,251), which has been fully paid in September 2021.

On November 15, 2021, the Company announced that it would hold an extraordinary general meeting of shareholders for the purpose of considering and approving certain business disposal plan in response to the Implementation Rules. The disposal plan is to dispose the affected entities that impacted by the implementation rules. The scope of the disposal was preliminarily determined on the announcement date and might be subsequently amended to ensure compliance with the Implementation Rules and other applicable PRC regulations. Subsequently on December 13, 2021, the Company adjourned the extraordinary general meeting of shareholders until further notice. As of the issuance date of this consolidated financial statements, the Company has not held the extraordinary general meeting of shareholders in connection with the disposal plan.

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

BALANCE SHEET

(Amounts in thousands)

	As of August 31,	As of August 31,
	2020	2021
	RMB	RMB	USD
			Note 2(i)
ASSETS
Current assets
Cash and cash equivalents	220,523	132,203	20,464
Restricted cash, net	1,027,110	646,040	100,000
Amounts due from subsidiaries and VIEs	2,514,030	2,640,221	408,678
Amounts due from related parties, net	7	6	1
Other receivables, deposits and other assets, net	69,876	7,104	1,100
Short-term investments	13,695	-	-
Total current assets	3,845,241	3,425,574	530,243
Investment in subsidiaries and VIEs	1,029,229	1,034,925	160,195
Other non-current assets, net	-	56,277	8,711
Total non-current assets	1,029,229	1,091,202	168,906
TOTAL ASSETS	4,874,470	4,516,776	699,149
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	-	8	1
Bond payable	-	1,836,362	284,249
Accrued expenses and other current liabilities	19,970	13,340	2,066
Amounts due to subsidiaries and VIEs	97,957	120,239	18,612
Total current liabilities	117,927	1,969,949	304,928
Non-current liabilities
Other non-current liabilities	1,244	-	-
Bond payable	2,017,369	-	-
Total non-current liabilities	2,018,613	-	-
TOTAL LIABILITIES	2,136,540	1,969,949	304,928
EQUITY
Share capital (US$0.00001 par value; 119,488,962 shares issued and outstanding as of August 31, 2020, 118,928,526 shares issued and outstanding as of August 31, 2021)	8	8	1
Additional paid-in capital	1,854,262	1,727,020	267,324
Accumulated other comprehensive income	185,371	168,324	26,055
Retained earnings	698,289	651,475	100,841
TOTAL EQUITY	2,737,930	2,546,827	394,221
TOTAL LIABILITIES AND EQUITY	4,874,470	4,516,776	699,149

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2021

(Amounts in thousands)

	2019	2020	2021
	RMB	RMB	RMB	USD
				Note 2(i)
Other operating income	1,670	2,147	3,276	507
Selling, general and administrative expenses	(58,025)	2,805	(10,768)	(1,667)
Other expenses	(60,612)	(26)	-	-
Interest income/(expense), net	17,482	8,792	(56,635)	(8,766)
Investment income	7,373	1,617	3,936	609
Equity in earnings of subsidiaries and VIEs	333,211	145,670	7,386	1,143
Net income	241,099	161,005	(52,805)	(8,174)
Other comprehensive income/(loss)	3,185	106,416	(17,047)	(2,639)
Comprehensive income/(loss)	244,284	267,421	(69,852)	(10,813)

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	2019	2020	2021
	RMB	RMB	RMB	USD
				Note 2(i)
Cash flows from operating activities
Net income/(loss) for the year	241,099	161,005	(52,805)	(8,174)
Share-based compensation	51,664	(10,631)	1,865	289
Investment income	(7,373)	(211)	—	—
Finance costs	18,908	12,288	20,304	3,143
Equity in earnings of subsidiaries and VIEs	(333,211)	(145,670)	(7,386)	(1,143)
Other receivables, deposits and other assets	(60,380)	(3,050)	(734)	(114)
Accrued expenses and other current liabilities	(3,857)	(3,572)	(6,463)	(1,000)
Amounts due to subsidiaries and VIEs	11	100,209	—	—
Other non-current assets and liabilities	(1,621)	(1,789)	(1,085)	(168)
Amounts due from subsidiaries and VIEs	(1,727,903)	(254,001)	—	—
Amounts due from related parties	(7)	—	—	—
Net cash used in operating activities	(1,822,670)	(145,422)	(46,304)	(7,167)

Cash flows from investing activities
Purchase of investments	(13,416)	—	—	—
Proceed from redemption of investments upon maturity	—	213,860	13,017	2,015
Amounts due from subsidiaries and VIEs	—	—	(180,391)	(27,923)
Net cash (used in)/provided by investing activities	(13,416)	213,860	(167,374)	(25,908)

Cash flows from financing activities
Dividend to shareholders	—	(184,238)	(92,554)	(14,326)
Repurchase of ordinary shares	(417,149)	(56,058)	(24,628)	(3,812)
Proceeds from issuance of bonds	2,069,160	—	—	—
Issuance cost of bonds	(32,971)	—	—	—
Proceeds on exercise of stock options	858	—	—	—
Repurchase of bonds	—	(10,659)	(80,174)	(12,410)
Amounts due to subsidiaries and VIEs			17,076	2,643
Net cash provided by/ (used in) financing activities	1,619,898	(250,955)	(180,280)	(27,905)
Net change in cash and cash equivalents and restricted cash	(216,188)	(182,517)	(393,958)	(60,980)
Cash and cash equivalents and restricted cash at beginning of the year	1,702,804	1,496,959	1,247,633	193,120
Effect of exchange rate changes on cash and cash equivalents and restricted cash	10,343	(66,809)	(75,432)	(11,676)
Cash and cash equivalents and restricted cash at end of the year	1,496,959	1,247,633	778,243	120,464

Note to Schedule 1

(In thousands)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of August 31, 2021, RMB 2,051,794 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended August 31, 2019, 2020 and 2021.

1.	Basis of preparation

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

Translations of balances in condensed financial information of parent company balance sheets, statements of operations statements of comprehensive income and statements of cash flows from RMB into US dollars as of and for the year ended August 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4604, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on August 31, 2021, or at any other rate.