Form 20-F
period 2022-08-31
Bright Scholar Education Holdings Ltd
filed 2023-06-21
CIK 1696355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR THE SECURITIES ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

For the fiscal year ended August 31, 2022

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

Mr. Ruolei Niu, Chief Financial Officer
No.1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdoug 528300
The People’s Republic of China
Telephone: +86-757-2991-6814

E-mail: robertniu@brightscholar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing four Class A ordinary share, par value US$0.00001 per share	BEDU	The New York Stock Exchange
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

Class A ordinary shares, par value US$0.00001 each	25,214,817
Class B ordinary shares, par value US$0.00001 each	93,690,000

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

Large accelerated filer. ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADSs” refers to American depositary shares, each of which represents four Class A ordinary share;

●	“Affected Entities” refers to private schools within China that are affected by the Implementation Rules, entities holding such private schools as well as other enterprises within China that are affected by the Implementation Rules which are listed in “Item 4. Information on the Company—C. Organizational Structure”;

●	“A-Level” or “A Levels” refers to the General Certificate of Education (Advanced Level) Examination, a subject-based qualification conferred as part of the General Certificate of Education, as well as a school leaving qualification offered by the educational bodies in the United Kingdom and the educational authorities of British Crown dependencies to students completing secondary or pre-university education;

●	“BGY Education Investment” refers to BGY Education Investment Management Co., Ltd., which was historically controlled and consolidated by Bright Scholar Holdings through contractual arrangements but has been deconsolidated on August 31, 2021, and, together with its subsidiaries and schools, classified as discontinued operations;

●	“Bright Scholar Holdings” refers to Bright Scholar Education Holdings Limited, our Cayman Islands holding company;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Country Garden” refers to Country Garden Holdings Company Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2007), a related party, and its subsidiaries;

●	“fiscal year” refers to the period from September 1 of the previous calendar year to August 31 of the concerned calendar year;

●

“Implementation Rules” refers to the Implementation Rules of the Law for Promoting Private Education, which was issued by the PRC State Council on May 14, 2021 and became effective on September 1, 2021;

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

Effective on August 19, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing four Class A ordinary shares.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2020, 2021 and 2022 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.8890 to US$1.00, the noon buying rate in effect on August 31, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 9, 2023, the noon buying rate was RMB7.1273 to US$1.00.

Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the VIEs, which controls and holds our domestic kindergartens and complementary services, through certain contractual arrangements, and indirectly holding Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. We conduct our business operations through both our consolidated subsidiaries and the VIEs, which we effectively control through certain contractual arrangements. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). As a result, we have control over the VIEs through contractual arrangements. Our VIE structure is used to replicate foreign investment in China-based companies and provide investors with exposure to foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIEs, and investors may never hold equity interests in the Chinese operating companies. Instead, we control and receive the economic benefits of the VIEs’ business operation through a series of contractual agreements with the VIEs. The contractual agreements with the VIEs are designed to provide Zhuhai Bright Scholar with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenue of the VIEs. As a result of our direct ownership in Zhuhai Bright Scholar and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on control of domestic kindergarten and complementary services through variable interest vehicle, and foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. Investors in the ADSs are not purchasing equity securities of the VIEs, but instead, are purchasing equity securities of our ultimate Cayman Islands holding company. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the uncertainty of PCAOB inspection on our auditors. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIEs and may intervene with or influence our operations or the development of the private education industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, the ADSs will be delisted from the New York Stock Exchange, and our shares and ADSs will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

We listed the ADSs on the New York Stock Exchange under the symbol “BEDU” on May 18, 2017 and completed an initial public offering of 17,250,000 ADSs on June 7, 2017. We issued an additional 10,000,000 ADSs on March 2, 2018. In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022, and listed such senior notes on the Stock Exchange of Hong Kong Limited. As of the date of this annual report, we have redeemed all outstanding senior notes matured on July 31, 2022. Upon the completion of such redemption, all senior notes have been cancelled and delisted from the official list of the Stock Exchange of Hong Kong Limited.

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

v

Explanatory note

Restatement Background

In connection with the preparation of our financial statements as of and for the year ended August 31, 2022, we determined that there were errors in the prior year financial statements relating to the identification and measurement of certain operating leases upon the initial adoption of Accounting Standards Codification 842, Lease (“ASC 842”). In addition, we identified a lease contract which was terminated in 2021, but not accounted for in the correct period. Therefore, certain information in the consolidated financial statements for the year ended August 31, 2020 and 2021 has been restated to correct for these errors, including non-current operating lease right-of-use assets, current operating lease liabilities and non-current operating lease liabilities in the consolidated balance sheets and the related items on the consolidated statements of cash flows. Because the errors were immaterial to the consolidated statements of operations and consolidated statements of shareholders’ equity for the years ended August 31, 2020 and 2021, we recorded the accumulated impact in the 2022 fiscal year.

The nature of these error corrections is as follows:

(1)	Certain overseas operating leases were not properly determined their respective variable lease payment upon the adoption of ASC 842 and adjustments have been made to correct these errors in the 2020 and 2021 fiscal years.

(2)	Two operating leases existed prior to the adoption of ASC 842 but not have been appropriately identified, adjustments have been made to correct these errors in the 2020 and 2021 fiscal years.

(3)	One of the lease contracts of the Overseas Schools was early terminated in the 2021 fiscal year 2021, but it has been inappropriately accounted for as a termination in the 2022 fiscal year. Adjustment has been made to correct the error in the 2021 fiscal year.

(4)	As part of the error corrections being made, the resultant classification of current operating lease liabilities and non-current operating lease liabilities was corrected.

The restatement to our application of ASC 842 described above have limited impact on our operation metrics, and no impact on the management and operation of the business. Our risk management and compliance culture is critical to our success. We have been subject to the incremental reporting and compliance requirements of a public company, beginning with the commencement of trading of our ordinary shares on the New York Stock Exchange in May 2017.

Our management and the audit committee of our board of directors concluded that our consolidated financial statements for the 2020 and 2021 fiscal years should be restated to correct a material overstatement of non-current operating lease right-of-use assets and current operating lease liabilities, overstatement/understatement of non-current operating lease liabilities, and the related items on the consolidated statements of cash flows; definitionally, any such restatement is considered to be for the correction of a material error. We believe that presenting our consolidated financial statements for the 2022 fiscal year along with the information set forth in “—Restatement of Our Consolidated Financial Statements and Related Information” below will allow readers to review all pertinent data within a single document. Therefore, we do not plan to amend our previously filed annual reports on Form 20-F for the years ended August 31, 2020 and 2021.

The restatement of our consolidated financial statements reflected in this annual report on Form 20-F shall not be deemed an admission that the historical annual reports on Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

vi

Restatement of Our Consolidated Financial Statements and Related Information

The restatements to the consolidated balance sheets as of August 31, 2020 and 2021 are summarized as follows:

	August 31, 2020
	As Reported	Adjustment	As Restated
	(RMB in thousands)
ASSETS
Operating lease right-of-use assets –non current	1,816,721	(25,550)	1,791,171
Total assets	1,816,721	(25,550)	1,791,171

LIABILITIES
Operating lease liabilities – current	196,129	(62,120)	134,009
Operating lease liabilities – non current	1,662,928	36,570	1,699,498
Total liabilities	1,859,057	(25,550)	1,833,507

	August 31, 2021
	As Reported	Adjustment	As Restated
	(RMB in thousands)
ASSETS
Operating lease right-of-use assets –non current	1,773,773	(80,310)	1,693,463
Total assets	1,773,773	(80,310)	1,693,463

LIABILITIES
Operating lease liabilities – current	123,215	(220)	122,995
Operating lease liabilities – non current	1,752,667	(80,090)	1,672,577
Total liabilities	1,875,882	(80,310)	1,795,572

The restatements to the consolidated statements of cash flows for the year ended August 31, 2020 and 2021 are summarized as follows:

	August 31, 2020
	As Reported	Adjustment	As Restated
	(RMB in thousands)
Cash Flows From Operating Activities
Adjustments to reconcile net cash flows from operating activities:
Noncash lease expense	142,519	749	143,268
Changes in operating assets and liabilities and other, net:
Other receivables, deposits and other assets	9,973	(2,227)	7,746
Operating lease liabilities	(109,514)	1,478	(108,036)
Net cash provided by operating activities	42,978	-	42,978

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for the new operating lease liabilities	75,752	65,248	141,000
Decrease of Right-of-use assets for early termination	14,019	-	14,019

vii

	August 31, 2021
	As Reported	Adjustment	As Restated
	(RMB in thousands)
Cash Flows From Operating Activities
Adjustments to reconcile net cash flows from operating activities:
Noncash lease expense	257,244	(5,884)	251,360
Changes in operating assets and liabilities and other, net:
Other receivables, deposits and other assets	5,534	(7,728)	(2,194)
Operating lease liabilities	(213,827)	13,612	(200,215)
Net cash provided by operating activities	48,951	-	48,951

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for the new operating lease liabilities	228,123	(48,155)	179,968
Decrease of Right-of-use assets for early termination	14,415	9,400	23,815

The following items in this annual report on Form 20-F contain financial information that have been amended principally as a result of, and to reflect, the restatement of our consolidated financial statements:

Part I, Item 3. Key Information

Part I, Item 5. Operating and Financial Review and Prospects

Part II, Item 15. Controls and Procedures

Part II, Item 18. Financial Statements

Considerations Relating to Internal Control Over Financial Reporting

Under the PCAOB auditing standards, a restatement of financial statements is by definition evidence of a material weakness in internal controls. Thus, in connection with our review of our consolidated financial statements leading to the restatement, we identified a material weakness in the design and implementation relating to lease accounting due to the lack of comprehensive assessment process over lease accounting in the oversea schools component in our internal control over financial reporting which failed to prevent or detect the identified misstatements requiring the restatement. As a result, we concluded that, due to the material weaknesses in our internal control over financial reporting, our internal control over financial reporting and our disclosure controls and procedures were not effective at each of August 31, 2020 and 2021. See “Item.15 Controls and procedures” for additional information with respect to material weaknesses in internal control over financial reporting and our related remediation activities.

viii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the ADSs involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risk Factor Summary

Risks Related to Our Business

●	compliance with the Implementation Rules materially and adversely affecting our business, financial condition, results of operations and prospect in the future;

●	our ability to execute our growth strategies or continue to grow as rapidly as we have in the past;

●	our ability to remain profitable or increase profitability in the future;

●	our corporate structure on contractual arrangements which has caused us to lose control of the Affected Entities;

●	limitations on our ability to maintain the operation of our kindergartens and to expand our kindergarten network;

●	our ability to obtain or update our learning centers’ educational permits and business licenses;

●	acquisition related risks as a result of our acquisition strategy;

●	our ability to manage our business expansion and integrate businesses we acquire;

●	unknown or contingent liabilities related to the acquired businesses;

●	our ability to meet financial obligations due to the net current liabilities as of August 31, 2022;

●	our ability to secure additional capital for our future expansion;

●	our ability to ramp up existing schools and successfully launch new schools;

●	our ability to engage with the Affected Entities to provide education services as we expected;

●	our ability to enroll and retain a sufficient number of students;

●	changes in international regulations, travel restrictions and sanctions;

●	accidents, injuries or other harm that may occur at our schools, learning centers or the events we organize;

●	our ability to charge tuition or other fees at sufficient levels;

Risks Related to Our Corporate Structure

●	ownership structure and contractual arrangements being challenged by extensive regulation over private education service business in China;

●

uncertainties in the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;

●	contractual arrangements with the VIEs and their shareholders being ineffective in providing control as direct ownership;

●

uncertainties in the interpretation of newly issued rules, regulatory actions and statements related to VIEs, private schools and complementary services, under which we may be unable to assert our contractual rights over the assets of the VIE;

●	potential conflict of interest between us and our largest shareholders; and

●	additional taxes owed by us or the VIEs due to the PRC tax authorities’ scrutiny over our contractual arrangement.

Risks Related to Doing Business in China

●	overall economy in China or the education services market affected by PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations;

●	uncertainties with respect to the PRC legal system;

●	any actions by the Chinese government may cause us to make material changes to the operation of our PRC subsidiaries or the VIE;

●	any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us;

●	unfavorable tax consequences to us as a result of us being classified as a PRC “resident enterprise;”

●	significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries;

●	significant uncertainties in the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations;

●	uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies; and

●	restrictions on currency exchange.

Risks Related to Our Ordinary Shares and ADSs

●	volatile ADS trading price;

●	decline in our ADS price due to substantial future sales or perceived potential sales of the ADSs;

●	decline in our ADS price due to techniques employed by short sellers;

●	limitation on your ability to influence corporate matter’s due to our dual-class share structure with different voting rights; and

●	decline in our ADS price due to inaccurate, unfavorable or little research about us.

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

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017 and were further amended on December 29, 2018 (the “Amended Law”). Pursuant to the Amended Law, sponsors of private schools may choose to establish schools in China either as non-profit or for-profit schools. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. On the other hand, sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and the Amended Law is affected by many factors, including but not limited to the characterizations of our schools as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. If our schools are unable to be registered as for-profit private education entities, the approval of which is subject to the discretion of government authorities, our contractual arrangements with such schools may be subject to more stringent scrutiny. Furthermore, pursuant to the Amended Law, sponsors are not permitted to establish for-profit schools if such schools provide compulsory education services, which cover grades one to nine. Nevertheless, prior to the deconsolidation of BGY Education Investment, income from compulsory education services accounted for a significant portion of revenue. For further details, see “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations on Private Education in the PRC—The Law for Promoting Private Education and the Implementation Rules.”

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

The Implementation Rules have significantly impacted our business operations and our results of operations. After consultation with its PRC legal counsel and external advisors, we reached the conclusion that, as a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities, which primarily include our private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China that are affected by the Implementation Rules. We have determined that, in substance, we ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities, by August 31, 2021 while continuing to provide essential services to keep these schools open. As a result, our ability to engage in the private not-for-profit education in China has been materially and adversely affected, and we cannot assure you  that we will be able to restore such ability, which could materially and adversely affect our business, prospects, results of operations and financial condition.

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

As of the date of this annual report, the domestic school network under our continuing operations in China includes eight kindergartens in China, all of which are registered as for-profit kindergartens. The discontinuation has caused our domestic school network to shrink drastically due to the effectiveness of the Implementation Rules. We cannot assure you that we will be able to effectively expand our domestic school network, which could materially and adversely affect our business, prospects, results of operations and financial condition. For our continuing operations, we intend to enroll students, recruit teachers and educational staff, increase the utilization rates of our existing and new schools and invest in overseas and complementary businesses. However, we may not be able to continue to grow as rapidly as we did previously due to uncertainties involved in the process, for example:

●	we may not be able to attract and retain a sufficient number of students for our existing and new schools;

●	we may not be able to successfully integrate complementary or acquired businesses with our current service offerings and achieve anticipated synergies;

●	we may not be able to hire and retain principals, teachers, educational staff and other employees for our existing and new schools;

●	we may require more time than expected to obtain the accreditation for the education programs, particularly the international education programs, at our schools;

●	we may not be able to continue to refine our curricula and optimize our students’ academic performance;

●

our business partner, Country Garden, a related party, may not be able to develop new residential communities at districts with robust demand for private education or sell residential units to a sufficient number of buyers seeking convenient access to private education;

●	the development of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;

●	we may not be able to successfully build our brand name and launch schools independent of Country Garden;

●	we may be subject to further limitation in our ability to engage in the private for-profit education business; and

●	we may not be able to successfully execute new growth strategies.

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

We may not be able to achieve profitability in the future.

We may not be able to achieve profitability. In particular, some of our schools, especially those at the ramp-up stage and with comparatively low utilization rates, are currently operating at loss and we may not be able to achieve profitability for these schools. Newly launched schools may negatively impact our overall financial condition. Our ability to achieve profitability has been and will be affected by the deconsolidation of the Affected Entities due to the effectiveness of the Implementation Rules.

Our ability to achieve profitability and maintain positive cash flow will depend in large part on our ability to control our costs and expenses, which are expected to increase as we further develop and expand our school network, as well as our ability to attract and retain educational talents to promote our business success. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we fail to increase revenue at the rate we anticipate or if our expenses increase at a faster rate than the increase in our revenue, we may not be able to achieve profitability.

Our corporate structure is built upon a series of contractual arrangements which has caused us to lose control of the Affected Entities.

On August 17, 2020, the PRC Ministry of Education (the “MOE”), and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which further strengthens the regulation of private education fees. The Opinions on Further Standardization of Education Fee stipulates that private schools must publicize the itemized fees and standards at a prominent location in the school and indicate the itemized fees and standards in the admissions brochure and admission notice. If fees that should be publicized are not publicized, or the content of the publicity is not in compliance with the relevant policies, students are entitled to refuse the payment of the fees. In addition, the Opinions on Further Standardization of Education Fee emphasizes that sponsors of non-profit schools shall not transfer proceeds generated from operating such schools by way of related party transactions that fail to meet the requirements of being open, fair or just, and other service fees charged to our students must be charged based on a reasonable basis and voluntary and non-profit principles. If the regulatory authority deems otherwise, our operations may be adversely affected.

On September 7, 2020, the MOE published the Draft Preschool Education Law for public comments which was then submitted for review to the State Council on April 12, 2021. The Draft Preschool Education Law, among other things, tightens restrictions over kindergartens in pursuing profits and prohibits social capital from controlling state-run kindergartens and non-profit kindergartens through mergers and acquisitions, entrusted operation, franchising, through variable interest entities or via contractual control, prohibits (a) kindergartens from being directly or indirectly involved as assets of a company aiming at a listing, and (b) a listed company or its controlling shareholders to invest for-profit kindergartens through capital market financing or purchase the assets of for-profit kindergartens by issuing shares or paying cash.

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of State Council jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion”). The Alleviating Burden Opinion prohibits foreign investors from controlling or holding interest (including through contractual arrangements) in institutions providing after-school tutoring services on academic subjects in relation to the compulsory education (including primary school education of six years and middle school education of three years).

In addition, pursuant to the Implementation Rules, which became effective on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-for-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and private school providing compulsory education shall not conduct any transaction with any related party, and any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the interests of the state and the school or the rights and interests of the teachers and students, which may impose restrictions on the above-mentioned related party transactions. Such prohibition has significantly affected the enforceability of the exclusive management services and business cooperation agreements with affiliated entities providing compulsory education. Therefore, we concluded that we lost control of the schools providing compulsory education, not-for-profit kindergartens, and the sponsor entities (i.e. the Affected Entities) as from August 31, 2021 and such VIE contractual arrangements with them have become invalid since then and classified them as discontinued operations. Such discontinuation has had a material and adverse impact on our business, financial condition and results of operations.

Our schools in China that are involved in related party transactions may also be subject to strict supervision by relevant government authorities, and we may need to establish corresponding information disclosure systems and incur greater compliance costs. Our contractual arrangements, which may be deemed as related-party transactions, may be subject to scrutiny against the stipulated benchmarks by relevant government authorities.

If our existing group structure or contractual arrangements are deemed to violate any rules, laws or regulations, we may be required to terminate or amend our contractual arrangement. Our license to operate private schools may be revoked, cancelled or not be renewed. We may be subject to penalties as determined by the relevant authorities. We may also be restricted from further expanding our schools or school network. For example, we may not be able to acquire non-profit private schools. If any of the foregoing occurs, our business, financial condition and results of operations would be materially and adversely affected.

Our ability to maintain the operation of our kindergartens and to expand our kindergarten network may be limited due to our listing status as well as the PRC laws and regulations, which may in turn affect our results of operations.

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Regulating the Development and Deepening of the Reform of the Pre-School Education (the “Opinions”), which limits the ability by kindergartens to obtain financing through equity financing. It is unclear whether the Opinions will be applied retrospectively. In addition, we have not been notified of or been subject to any material fines or other penalties under any PRC laws or regulations due to any alleged violation of the Opinions. However, we cannot assure you that the Opinions will not be applied retrospectively, and that we will not be subject to adverse impact under the Opinions or any laws or regulations promulgated pursuant to the Opinions in the future. Moreover, the Opinions prohibit private kindergartens from listing as public companies by themselves or through packaging with other assets and restrict public companies from acquiring for-profit kindergartens with funds raised in the capital markets. Even though the Opinions do not clearly provide whether companies listed in capital markets outside the PRC fall under such restriction, we may be subject to this restriction, which would limit our ability to carry out further expansion plans with regard to our kindergarten business.

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

Our learning centers may not be able to obtain or update the required educational permits and business licenses, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from non-compliant operations.

According to the Amended Law, which became effective on September 1, 2017, private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The Amended Law also deleted the provision stipulating that measures for administration of profit-making non-state training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to the Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the Ministry of Education, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, and came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. On February 13, 2018, the General Offices of the Ministry of Education and three other ministries in China jointly issued the Notice to Launch Special Campaign towards After-school Tutoring Institutions on Practically Reducing Burdens for Primary and Middle School Students, which requires after-school tutoring institutions with satisfactory conditions to obtain school operation licenses and other permits. Further, on August 22, 2018, the State Council issued the Opinion on Supervising After-School Tutoring Institutions (the “Circular 80”), which provides detailed guidance for these after-school tutoring institutions. Pursuant to the Alleviating Burden Opinion, which was promulgated on July 24, 2021 and the Circular 80, institutions providing after-school tutoring services on academic subjects in relation to the compulsory education are required to be registered as non-profit organization and institutions providing after-school tutoring services shall obtain the private school operating permit. Council Circular 80 and the Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. On September 7, 2021, to implement the Alleviating Burden Opinion, the MOE published on its website that the MOE, together with two other government authorities, issued a circular requiring all institutions providing after-school tutoring services on academic subjects in relation to the compulsory education to complete registration as non-profit by the end of 2021, and all those institutions shall, before completing such registration, suspend enrollment of students and charging fees. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall administer the non-academic after-school tutoring institutions by classifying sports, culture and art, science and technology and other non-academic subjects, formulating standards among different classification of non-academic tutoring and conducting strict examination before granting permission.

Therefore, we expect that the Amended Law, accompanied with its relevant implementation rules and regulations as well as other administrative actions, will bring significant changes to our compliance environment. A certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones.

As of the date of this annual report, 17 out of 18 of our learning centers in China currently in operation need to obtain and update their operating permits or business licenses required by the regulatory changes discussed above. If we fail to obtain and update such permits or licenses in any event as required by relevant laws or regulations, we may be subject to fines or confiscation of profits derived from non-compliant operations and we may be unable to continue the operations at our non-complying learning centers, which could materially and adversely affect our business and results of operations.

We have in the past acquired several businesses and intend to remain acquisitive while continuing our organic growth, which may expose us to acquisition related risks.

We are at all times pursuing acquisition opportunities and these processes are, at any time, in various stages of completion. For example, we have completed several acquisitions in the United Kingdom and will continue to seek opportunities in overseas markets and in complementary education services. Our targets may cover a wide range of education, including independent schools, boarding schools, art institutes, pre-university education service providers, language training centers and other education-related service providers. Our acquisition strategy exposes us to significant acquisition-related risks. If we successfully complete several of these ongoing opportunities, the overall scope of our operations could grow substantially in the near to mid-term future and would have a material impact on our business, results of operations and financial condition. While there is no certainty as to whether any of the opportunities that we are currently pursuing, or any future opportunity, will be completed, some of these opportunities may be completed in the near- or mid-term, if current challenges to the processes can be overcome. Our acquisition-related risks include:

●	failure to obtain sufficient financing on satisfactory commercial terms in a timely manner;

●	failure to successfully manage the increased leverage, interest expense, gearing and risks of default;

●	depletion of our resources and cash flows available for existing operations;

●	significant reduction in our cash flow and liquidity for financing the acquisitions;

●	unanticipated challenges in operating in jurisdictions in which we do not currently operate in or do not operate at a significant scale, such as failure to get accustomed to the political, cultural and legal environment of these new jurisdictions;

●	unforeseen challenges in operating new types of schools or programs and the failure to obtain relevant licenses for these new businesses;

●	failure to manage and integrate the acquired businesses into our current operations effectively and may require financial resources that would otherwise be available for the ongoing development or expansion of our existing operations;

●	failure to adjust our current business model to manage and operate at a more sizable scale and to realize the expected benefits from economies of scale;

●	diversion of our management’s attention from existing businesses as they commit significant resources and efforts to the acquisition process;

●	incurrence of significant costs in pursuing each acquisition, even if transactions cannot be successfully pursued, such as legal and managerial costs in conducting due diligence on the targeted businesses, resulting in a deprivation of the value of the targeted businesses;

●	unforeseen contingent risks and latent liabilities of the targeted businesses that are not revealed to us in the due diligence process;

●	financial risks related to the acquisition processes due to the inaccuracy of our assumptions with respect to the cost of and schedule for completing the acquisitions;

●	potential loss of key personnel and students of the acquired business and failure to develop new relationships with students, teachers and other third parties in the overseas market;

●	failure to recover the cost of the acquisitions through the materialization of the expected value from the targeted businesses or to achieve synergistic effect;

●	regulatory risks related to the acquisition processes and to the operation of the newly acquired businesses, such as trade barriers and other restrictive or protective measures of our targeted overseas markets due to our lack of experience in dealing with the relevant authorities;

●	liabilities related to the acquisitions against the sellers if we are unable to fulfil our obligations to them pursuant to the relevant sell and purchase agreements resulting in unanticipated financial costs;

●	unanticipated increase in financing cost for the acquisitions due to fluctuation in foreign currencies and other foreign exchange restrictions or currency controls; and

●	failure to protect our minority interests in certain non-wholly owned schools or to increase our shareholdings by acquiring more equity interests and our interests may not be aligned with those of controlling shareholders’.

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

Our rapid expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. The sustainable post-acquisition organic growth is largely dependent on our ability to integrate operations, system infrastructure, existing partnerships and management philosophies of acquired schools and businesses. The integration of acquired schools is complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. We cannot assure you that the acquisitions will be as successful as intended, or at all. The main challenges involved in integrating acquired schools and businesses include the following:

●	implementing integration process and management systems to ensure management philosophies, group-wide strategies and evaluation benchmarks can be effectively carried out at each acquired school and business;

●	demonstrating to students at our acquired schools and more importantly their parents that the acquisitions will not result in adverse changes in the service quality and business focus;

●	retaining local existing managerial and operational teams and qualified education professionals of our acquired schools and businesses;

●	integrating and streamlining different system infrastructure and data management systems;

●	integrating financial reporting systems, the failure of which could cause a delay in, or impact the reliability of, our financial statements;

●	maintaining adequate internal control over financial reporting and preventing failed or delayed integration of these acquired businesses into our internal control over financial reporting;

●	preserving strategic, marketing or other important relationships of the acquired schools;

●	obtaining requisite pre-acquisition and post-acquisition regulatory approvals in countries and jurisdictions in which our target schools and businesses are located in a timely manner or at all; and

●	competing with multinational education companies.

Therefore, we cannot assure you that we will be able to integrate the acquired schools and businesses with our existing operations in accordance with the expected timetables, and we may incur significant financial expenses and commit significant resources to streamline the operation of the acquired schools and businesses under our internal control requirements, and our pricing and profitability targets may not prove accurate or feasible, which may result in adverse impact to our financial performance. Any difficulties or delays encountered in connection with the integration of our and the acquired businesses’ operations could divert substantial management attention to the transition of the acquired schools and businesses before achieving full integration and may result in delay or deferral by our management of important strategic decisions for our existing businesses, which may adversely affect our business growth. In addition, the businesses and schools we acquire may be loss-making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance.

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

The businesses and schools we acquired or plan to acquire may be operating at a loss or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time that we acquire them. Although consistent with industry practice, we always conduct a review of assets prior to each acquisition, such reviews are inherently incomplete as it is generally not feasible to review in depth every individual asset involved in each acquisition. Ordinarily, our due diligence focuses on higher-value businesses or assets and will only conduct a sample due diligence on the remainder. Nonetheless, even an in-depth review of all assets and records may not necessarily reveal an exhaustive list of existing and potential problems, nor will it permit us to become sufficiently familiar with the assets to assess fully their deficiencies and capabilities. As we may have no recourse, or only limited recourse, against the sellers for these unknown liabilities and risks, this may in turn affect our ability to realize the expected benefits from the acquisition or our financial performance. Furthermore, even though the sellers may be required to indemnify us with respect to breaches of the representations and warranties pursuant to the respective sell and purchase agreements, such indemnification is limited and subject to various materiality thresholds and an aggregate cap on losses. As a result, we cannot assure you that we will be able to recover any amount with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with the acquired business may exceed our expectations, along with other unanticipated adverse effects, all of which may adversely affect our business, results of operations and financial condition.

We may not generate sufficient profit to guarantee our ability to meet financial obligations due to the net current liabilities as of August 31, 2022.

As of August 31, 2022, we had net current liabilities of RMB380.9 million (US$55.3 million) for our continuing operations. We cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our business. We cannot assure you that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying our loans upon maturity and financing our capital commitments. If we fail to meet our financial obligations, our business, liquidity, financial condition and prospects could be materially and adversely affected.

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

To the extent our existing sources of capital are not sufficient to satisfy our existing and future needs, we may have to seek external financing sources. Our ability to obtain additional capital from external sources in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows, regulatory considerations, general market conditions for capital raising activities and economic, political and other conditions in jurisdictions where we operate. In particular, future debt financing, if can be obtained, could include terms that may restrict our financial flexibility or our ability to manage our business freely, which may adversely affect our business and results of operations. In addition, we have completed several overseas acquisitions in the past, such as the acquisitions of Bournemouth Collegiate School (“BCS”), St. Michael’s School, Bosworth Independent School (“BIC”) and CATS Colleges Holdings Limited (“CATS”) and may in the future enter into agreements in relation to future overseas acquisitions, some of which may be funded by debt financing. In the event that the amount of debt drawn to fund such acquisitions is significant, this could result in a significant change to our leverage profile and financing costs, which could impact our financial position and results of operations in the future. Additional debt financing may also increase our interest expense, leverage and gearing, as well as potentially require us to dedicate a substantial portion of our cash flow from operations to debt servicing. If we fail to repay our debt in a timely manner, we may face risks of default which may also cause our other debt to be accelerated.

If we fail to ramp up our existing schools or successfully launch new schools, our business growth and prospects could be materially and adversely affected.

As of the date of this annual report, we have a network of eight kindergartens in China, among which five kindergartens are in the ramp-up period. As the discontinuation has caused our domestic school network to shrink drastically, due to the effectiveness of the Implementation Rules. See “—Our compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future, and we have been subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.” Four of the five domestic kindergartens currently in the ramp-up period are operating at a loss. We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in these schools, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at schools in a manner that ensures a consistently high quality of education service. We or our partners may encounter difficulty in procuring the land and obtaining the permits for construction. We cannot assure you that we will be able to apply our experience from the operation of our existing schools to new schools or that we will be able to obtain the requisite permits, licenses or accreditations or recruit a sufficient number of qualified teachers. If we fail to attract students to our existing schools or start new schools with the requisite permits, licenses and accreditations and teachers, our business growth and prospects could be materially and adversely affected.

We may be unable to engage with the Affected Entities to provide education services as we expected.

Following the effectiveness of the Implementation Rules, we have been engaging with the relevant government authorities and external advisors to seek full compliance with the Implementation Rules and other applicable PRC laws and regulations. However, we are exploring the possibility of continuing to engage with the Affected Entities in future cooperation on mutually acceptable terms and in full compliance with the Implementation Rules and other applicable PRC laws and regulations.  The future cooperation may involve our provision of services to some of the Affected Entities, such as consultation for school operation, property management and maintenance, administrative management, student recruiting and school branding.

However, the future cooperation with the Affected Entities, if any, will be arm’s length transactions on mutually acceptable terms. We cannot assure you that the cooperation under contemplation will be specifically permitted by competent government authorities or that we will be able to agree on commercial terms satisfactory to us, and as such, we may be unable to effectuate the cooperation with the Affected Entities as we expect.

We had ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities, by August 31, 2021 while continuing to provide essential services to keep these schools open.

Services provided to these schools primarily include marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, all of which were conducted through our centralized management system. Our centralized management system provided services to the Affected Entities without charges together with other kindergartens that we charged services fee for. As we did not track the costs incurred by the centralized management system separately among different service recipients, and majority of the costs are staff costs incurred by the centralized management system, there are significant limitations for us to accurately determine the costs attributable to providing services to the Affected Entities.

It is not clear under the Implementation Rule whether the provision of such services to the Affected Entities will be considered transactions with any related parties in spite of the fact that it is free of charge. If the provision of such services to the Affected Entities is considered transactions with related parties, we may be subject to penalty for our past provision of services to these entities, and we may be prohibited from providing such services to the Affected Entities.

If we fail to enroll and retain a sufficient number of students, our business could be materially and adversely affected.

Our ability to continue to enroll and retain students for our schools is critical to the continued success and growth of our business. The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

●	enhance existing education programs and services to respond to market changes and student demands;

●	develop new programs and services that appeal to our students and their parents;

●	maintain and enhance our reputation as a leading school operator offering quality education;

●	expand our school network and geographic reach;

●	effectively market our schools and programs to a broader range of prospective students;

●	manage our growth while maintaining the consistency of our teaching quality;

●	develop and license additional high quality education content; and

●	respond to increasing competition in the market.

Our business, financial condition and results of operations could be materially and adversely affected if we cannot maintain or increase our student base as we expand our school network.

Moreover, our ability to enroll and retain a sufficient number of students may be adversely affected the declining birth rate in China. Continued decline in birth rate may cause the demand for private education to decline and the competition among education service providers to intensify, leading to reduced revenue and profitability.

Changes in international regulations and travel restrictions have materially adversely affected and together with changes in sanctions could continue to materially adversely affect international student enrollments.

We are subject to a wide range of laws and regulations relating to our international operations. These include laws and regulatory regimes of the countries in which we operate, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. These laws and regulations change frequently. Failure to comply with these laws and regulations could result in significant penalties or the revocation of our authority to operate in the applicable jurisdiction, each of which could have a material adverse effect on our operating results.

Further changes to the regulatory environment, including changes to government policy or practice in oversight and enforcement, or other factors, including geopolitical instability, imposition or extension of international sanctions, a natural disaster or pandemic in either the students’ countries of origin or countries in which they desire to study, could continue to negatively affect our ability to attract and retain students and negatively affect our operating results. Any significant changes to availability of government funding for education, visa policies for students and their dependents, or other administrative immigration requirements, or the tax environment, including changes to tax laws, policies and practices, in any one or more countries in which we operate our business available could negatively affect our operating results.

A substantial portion of our revenue comes from oversea schools.  Our ability to enroll students in oversea schools is directly dependent on our ability to comply with complex regulatory environments. For example, the impact of Brexit on us over time will depend on the agreed terms of the U.K.’s withdrawal from the EU. Uncertainty over the impact and terms of Brexit trade deals may materially diminish interest in traveling to the U.K. for study. If the U.K. is no longer viewed as a favorable study destination, our ability to recruit international students would be adversely impacted, which would materially adversely affect our results of operations and cash flows. Moreover, the outcome of general elections in the U.K. may affect investors’ ability to access the U.K. market and impair our ability to expand our service offering in the U.K.

Changes to levels of direct and indirect government funding for international education programs would also materially affect the success of our operations. For example, if access to student loans or other funding were to be lost for our operations that admit students who are entitled to receive the benefit of this funding, our operating results could be materially adversely affected.

In January 2021, President Biden reversed a previously enacted ban on travel from certain countries to the U.S. and directed the State Department to restart visa processing for individuals from the affected countries. There have since been new, unrelated travel restrictions into the U.S. due to COVID-19, and those restrictions can be expected to continue changing. On September 25, 2020, the previous U.S. presidential administration proposed significant changes to the visa rules governing entry of non-immigrant academic students and exchange visitors. In July 2021, the Biden administration formally withdrew the notice of proposed rulemaking regarding these changes. Nevertheless, negative perceptions regarding travel to the U.S. could continue to have a significant negative impact on our ability to recruit international students, and our business could be materially adversely affected.

Accidents, injuries or other harm may occur at our schools, learning centers or the events we organize, which could negatively affect our reputation and our ability to attract and retain students.

There are inherent risks of accidents or injuries in our business. We could be held liable if any student, employee or other person is injured in any accident or incident at any of our schools, learning centers or the events we organize. Though we believe we have taken appropriate measures to limit these risks, in the event of personal injuries, food poisoning, fires or other accidents or incidents suffered by students or other people, we could nonetheless face claims alleging that we were negligent, that we provided inadequate supervision or that we were otherwise liable for the injuries. In addition, if any of our students, teachers or instructors commits acts of violence or otherwise behaves inappropriately, we could face claims alleging our failure to provide adequate security measures or precautions to prevent such actions. Similar events and allegations may also arise with respect to events we organize, including off-campus gatherings and overseas camp programs. Parents of our students may perceive our facilities or programs to be unsafe, which may discourage them from sending their children to our schools, learning centers or programs. We have historically encountered isolated student-related accidents on our school premises and compensated the injured students. Although we maintain liability insurance, the insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot assure you that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. A liability claim against us or any of our employees could adversely affect our reputation and ability to attract and retain students. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

We may be unable to charge tuition or other fees at sufficient levels to be profitable or raise tuition as planned.

Our results of operations are affected in large part by the pricing of our education services. We charge tuition based on each student’s grade level and the programs in which the student is enrolled. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and the fees charged by our competitors. Although we have been able to increase the tuition in the past, we cannot assure you that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services.

The tuition we charge for some of our education programs is subject to regulatory restrictions. The regulatory authorities in China have huge power to regulate the private education industry, including the tuition, room and boarding fees and other fees charged by schools. We have occasionally encountered difficulty in persuading the local regulatory authorities to approve our tuition increase proposals in the past. In light of the significant increase in tuition and other education related fees in China in recent years, regulatory authorities may impose stricter price controls on education charges generally in the future. For example, in accordance with the relevant local regulations, if we increase the tuition of our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. If the tuition we charge are required to be reduced or are not allowed to increase in line with increases in our costs, or if there are any changes in the regulations which may otherwise negatively affect or restrict our ability to adjust our tuition, our business, financial condition and results of operations may be materially and adversely affected. For example, the local government authorities in implementing the Amended Law may impose additional limits on the tuition and fees our schools charge, restrict proposed increase in fees as charged by any of our kindergartens if deemed community-affiliated kindergartens, or prevent us from raising the tuition and fees to our desired levels or at all. For our complementary education services, we have more discretion in determining the tuition, but we cannot assure you that the current regulatory regime will not change in a manner that may restrict our ability to increase tuition for our complementary education services.

In addition, if we add new kindergartens to our domestic school network in the future, we cannot assure you that we will be able to obtain the for-profit school designation for such schools. As a result, we may not be able to maintain our current tuition fee rates and may not be able to raise any of such fees for our kindergartens at our desired rates, times and places or at all in the future under the framework of the Amended Law.

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

We may not be able to renew kindergarten operation agreements or maintain favorable fee rates at our existing domestic kindergartens or enter into kindergarten operation agreements for new domestic kindergartens on commercially reasonable terms, especially given the possible limitation on cooperation with Country Garden.

We may launch new kindergartens in China in collaboration with school development partners, including Country Garden, and on our own. We cannot assure you that we will obtain leases for kindergarten premises, renew our kindergarten operation agreements or enter into new kindergarten operation agreements on commercially reasonable terms, or at all. Country Garden has an internal policy that designates us as a preferred school operator partner, under which we are entitled to a right of first refusal on school development projects in connection with its new residential properties. We cannot assure you that Country Garden will faithfully implement this policy or will not amend it, and we do not have any standing to require Country Garden to do otherwise. For new kindergartens we launch in the future, we may not offer tuition discounts to Country Garden homeowners but may be required to pay fees, such as rent, for Country Garden’s kindergarten premises and facilities. This may increase our revenues but also cost of revenue at the same time at a different level, which may adversely affect our profit margins.

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

If we fail to help our students achieve their academic goals, students’ and parents’ satisfaction with our education services may decline.

The success of our business depends on our ability to deliver quality school experiences and help our students achieve their academic goals. Our schools may not be able to meet the expectations of our students and their parents in terms of students’ academic performance. A student may not be able to attain the level of academic improvement that he or she seeks and his or her performance may otherwise not progress or decline due to reasons beyond our control. We may not be able to provide education that is satisfactory to all of our students and their parents. Their satisfaction with our services may decline. In addition, we cannot assure you that our students will be admitted to the higher-level education institutions of their choice. Any of the foregoing could result in a student’s withdrawal from our schools, and dissatisfied students or their parents may attempt to persuade other students or prospective students not to attend our schools. If our ability to retain students decreases significantly or if we otherwise fail to continue to enroll and retain new students, our business, financial condition and results of operations may be materially and adversely affected.

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

We may not be able to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.

Teachers are critical to maintaining the quality of our education and services and our brand and reputation. Our principals are also instrumental to the successful operation of our schools. Our ability to continue to attract teachers and principals with the necessary experience and qualifications is therefore a critical contributing factor to the success of our operations. There are a limited number of teachers and principals in China with the necessary experience, expertise and qualifications that meet our requirements. In addition, we strive to provide an immersive bilingual learning environment in our domestic schools, which requires a sizable pool of foreign teachers. As the Chinese market for qualified foreign teachers is extremely competitive and the attrition rate of foreign teacher is generally higher than that of Chinese teachers, we cannot assure you that we can increase the number of our foreign teachers to meet the growing demand from our domestic schools when our student enrollment increases. In addition, as Chinese government process for obtaining the work and residence permits for foreign teachers may be time-consuming, we may fail to apply for such permits for our foreign teachers before they join us. We also face similar risks of shortage in supply of teachers and principals in the U.K. If we are unable to attract and retain qualified teachers and principals, we may experience a decrease in the quality of our education programs and services in one or more of our schools or incur increase in hiring and labor costs, which may materially and adversely affect our business and results of operations.

If we lose the permits or licenses required to provide our education or complementary education services or operate our schools or if we fail to obtain the accreditations, permits or licenses for our new schools or complementary education services, our business could be materially and adversely affected.

We must apply periodically to the local education bureaus and civil affairs bureaus to obtain or renew the permits or licenses to operate our schools and ancillary services, including room and boarding services and school bus services. While we believe that we will be able to obtain or renew such permits or licenses, we cannot assure you that such permits and licenses will be obtained or renewed in a timely manner, or at all, or that new conditions will not be imposed. Any failure to obtain or renew the required permits or licenses to operate our schools could give rise to administrative penalties including rectification or suspension of operations in non-complying schools or confiscation of profits derived from noncompliant operations, which could materially and adversely affect our business, results of operations and financial condition.

Severe competition in the private education market may cause the enrollment at our schools to fall, bring up cost for recruiting and retaining teachers and limit our tuition cap, and thus, reduce profitability.

We may face competition from other existing or new schools targeting the children of affluent local families in the locations in which we operate. Some of our existing and potential competitors may be able to devote greater resources than we can to the development and construction of private schools and respond more quickly to changes in demands of students and their parents, admissions standards, market needs or new technologies. Moreover, our competitors may increase capacity in any of the local markets to an extent that leads to an over-supply of placement positions at private schools and downward pressure on tuition prices. Our existing or potential competitors may also provide higher compensation to teachers in the same region, making it more difficult for us to recruit and retain competent and qualified teachers. Our existing or potential competitors may also strategically price their tuition lower than ours to attract students and parents. Among other legislations and national policies that encourage social forces to provide diversified education services (such as childcare services), the Amended Law may attract more private school operators to offer non-compulsory education and further increase competition in this market.

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

The future success of our business depends partly on our ability to develop new education services. The planned timing or launch of new education services is subject to risks and uncertainties. Actual timing may differ materially from originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the launch of one or more of our new education services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs. For further details, see “Item 4. Information on the Company—B. Business Overview—Our Expansions and Investments.” However, we cannot assure you that our students will choose us over third-party service providers or that we will be able to successfully integrate such services with our schools and other complementary businesses without expending significant financial resources on marketing and operational optimization. If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.

We cannot assure you that any of our new services will achieve market acceptance or generate incremental revenue. If our efforts to develop, market and sell our new education services and programs to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

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

Any damage to the reputation of any of our business may adversely affect our overall business, prospects, results of operations and financial condition.

Our reputation could be adversely affected under many circumstances, including the following:

●	accidents, epidemics or other events adversely affect our students;

●	we fail to properly manage accidents or other events that injure our students;

●	our staff behave or are perceived to behave inappropriately or illegally;

●	our staff fail to appropriately supervise students under their care;

●	we fail to conduct proper background checks on our staff;

●	our third-party business partners may commit misconduct or other improper activities that cause negative publicity concerning us or penalties from relevant authorities;

●	we lose any license, permit, accreditation or other authorization to operate an education program, a school or a complementary education service;

●	we do not maintain consistent education quality or fail to enable our students to achieve strong academic results;

●	our schools do not meet the relevant standards during the regular inspections by governmental authorities;

●	our school facilities do not meet the standards expected by parents and students for private education; and

●	school operators of lower quality that abuse our brand name or those with brand names similar to ours conduct fraudulent activities and create confusion among students and their parents.

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

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter, and in turn result in volatility in and adversely affect the price of the ADSs.

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly throughout the fiscal year and do not necessarily correspond with the timing of recognition of our revenues. Our students enrolled in our domestic kindergartens and overseas schools and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over a semester. We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year, and also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the foregoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed during winter and summer holidays, when no revenue from our school operations is recognized. We expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations could result in volatility in and adversely affect the price of the ADSs.

Our business could be disrupted if we lose the services of members of our senior management team, key principals and teaching staff.

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team. In 2023, we experienced changes in our senior management team. We may in the future experience such changes for reasons beyond our control. In addition, key personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business. We depend upon the services of our senior management team, who collectively has significant experience with our company and within the education industry. If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily or at all. If we cannot attract and retain qualified senior management members, key principals and teaching staff in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Failure to adequately protect our intellectual property could materially and adversely affect our business.

We have historically relied upon the brand name of “Country Garden” to market our schools. As we expand our schools beyond the network of Country Garden’s residential communities, we have created and begun to promote our own brands, including “Bright Scholar.” Since our inception, we have also created other intellectual property, including education materials developed by our teaching staff. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, despite our efforts, third parties may obtain and use our intellectual property without proper authorization. The practice of intellectual property rights enforcement by the PRC regulatory authorities is in its early stages and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to exercise our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We operate schools and complementary education services under several brands, which may have a dilutive effect on brand recognition among our students and their parents.

We operate our business under several brands including “Country Garden,” our English proficiency training under “élan,” overseas study counseling business under “Can-Achieve”, overseas career counseling business under “Dream Big Career,” and overseas schools under “CATS,” “Worthgate,” “Guildhouse,” “Bosworth,” “St Michael’s” and “Bounemouth Collegiate Schools.” We intend to otherwise promote a unified brand “Bright Scholar” as our corporate image, which represents the full range of education services we offer in China. Maintaining multiple brands could dilute our brand recognition among students and their parents and increase our overall marketing expenses as we allocate resources among different brands. We may transition our individual brands to “Bright Scholar” in the future if the market responds positively to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image and the enhancement of brand recognition, which may adversely affect our business, results of operation and financial condition.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damages.

We cannot assure you that education materials and content used in our schools and programs do not or will not infringe on intellectual property rights of third parties. While we are not aware of any claims for intellectual property infringement with regard to the above-mentioned education materials and content as of the date of this annual report, we cannot assure you that third parties will not claim that we have infringed on their proprietary rights in the future.

We may also use education materials designed in conjunction with our overseas associates and we cannot assure you that disputes will not arise over the intellectual property rights associated with these materials.

Although we plan to vigorously defend ourselves in any such litigation or legal proceedings, we cannot assure you that we will prevail in such matters. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert our management’s time and attention. If we are required to pay damages or incur settlement expenses, it could negatively impact our financial condition and results of operations. In addition, if we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable, and lose the ability to use the related materials or content, which in turn could adversely affect our education programs. Any similar claim against us, even ungrounded, could also damage our reputation and brand image. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Unauthorized disclosure of personal data that we collect and retain, whether due to a system failure or otherwise, could damage our business.

We maintain records that include personal data, including academic and medical records, address and family information. Our online services may store and process certain personal and other sensitive data provided by students or their parents. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in PRC and numerous foreign jurisdictions. The PRC government has enacted a series of laws and regulations relating to the protection of privacy and personal information, which require internet service providers and other network operators to clearly indicate the purposes, methods and scope of any information collection and usage, obtain appropriate user consent and establish user information protection systems with appropriate remedial measures.

Internationally, many jurisdictions have established data privacy and cybersecurity legal frameworks with which we may need to comply. For example, the EU has adopted the General Data Protection Regulation (“GDPR”), which requires covered businesses to comply with rules regarding the processing of personal data, including its use, protection and the ability of persons whose personal data is processed to access, to correct or delete personal data about themselves. Failure to meet GDPR requirements could result in penalties of up to 4% of annual worldwide turnover or EUR 20 million (whichever is the greater). Additionally, the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law) went into effect following Brexit. While the GDPR and the U.K. GDPR are substantially the same, going forward there is an increasing risk for divergence in application, interpretation and enforcement of the data privacy and cybersecurity laws and regulations as between the EU and the United Kingdom, which may result in greater operational burdens, costs and compliance risks. Additionally, the GDPR and the U.K. GDPR include certain limitations and stringent obligations with respect to the transfer of personal data from the EU and the United Kingdom to third countries, and the mechanisms to comply with such obligations are also in considerable flux and may lead to greater operational burdens, costs and compliance risks.

However, these regulatory frameworks for privacy issues in China and worldwide are currently evolving and are likely to remain uncertain for the foreseeable future. We cannot assure you that our existing privacy and personal protection system and technical measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China or worldwide are expanded to require changes in business practices or privacy policies, or if the PRC or foreign governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new privacy standards that we must comply with. The interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our services and harm our business.

If we were found to be in breach of any international privacy and data protection laws and regulations, we could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims, payment of possible fines and providing enhanced protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects and results of operations.

Failures or interruptions in our centralized data management system may adversely affect our operations.

We have established a centralized data management system, the Oracle ERP system, which collects and analyzes group-wide financial, procurement and student admission information and data. We are in the process of gradually refining the features and functionalities of such enterprise resource planning system (“ERP system”) to enhance efficiency. We are also expanding the application of such ERP system into entities we newly acquired in order to streamline our data and information management system. However, we cannot assure you that such ERP system will not encounter technical failures and interruptions, leading to our management’s failure to timely access accurate key operating data, which may adversely affect our operation. We may encounter compatibility issues when incorporating newly acquired schools into our ERP system, which may compromise the overall accuracy and value of the operating information generated from such ERP system and adversely affect the implementation of our growth strategies as we expand our business and integrate new businesses.

We may fail to maintain the proper functioning of or improve our technology infrastructure.

Our online teaching facilities and internal systems rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. Our systems are vulnerable to disruptions from design errors, execution errors, employee misconduct, external fraud, security breaches, capacity constraints, software flaws, computer viruses, cyberattacks, power outages and similar events. We cannot assure you that our information technology systems will always operate without interruptions. Some errors may only be discovered after the code has been released for external or internal use. Any errors, bugs or defects discovered in the software on which we rely could cause failures in our systems’ performance and result in disruptions in operations, slower response time and delays in information processing, thereby compromising our ability to support our online teaching activities. If any of the above were to occur, our business, financial condition and results of operations may be adversely affected. In addition, some of our subsidiaries and affiliates have historically been targeted in cyberattacks. Although we have stepped up the protection of our information systems, we cannot assure you that we will not become a target in cyberattacks again. Any such attacks could result in significant financial losses, damage to our reputation, disruption to our operations, and loss of confidential information.

We will also continue to upgrade and improve our information technology systems, software, mobile application and big data analytics in order to support our business growth and optimize our operating efficiency. Adopting new technologies and maintaining and upgrading our technology infrastructure require significant investment of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. However, we cannot assure you that we will be successful in implementing these upgrades and improvement plans. New technologies may not be fully integrated with our existing systems on a timely basis, or at all. Our systems may experience slower response time and interruptions during upgrades, which could impair the experience of our students and business partners, delay the reporting of accurate operating and financial information, and result in material and adverse effects on our business, financial condition, results of operations and prospects.

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

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage. As a result insurance companies in China offer limited business-related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics or terrorist attacks in regions where we operate.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, COVID-19 virus, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. In addition, any of these could adversely affect the economy and demographics of the regions where we operate, which could cause significant declines in the number of our students in those regions and could have a material adverse effect on our business, financial condition and results of operations.

An outbreak of COVID-19 continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. After the COVID-19 outbreak, the PRC government imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. In response to the COVID-19 pandemic, many governments imposed student travel restrictions (applicable to exit and entry), made recommendations for their students to return home and closed physical campus locations, all of which may have materially adversely affected our operations and resulted in significant losses at us. Certain of these restrictions remained in place in 2022 and some may remain in place into 2023. The emergence of new variants of COVID-19, and consequential changes to travel and study arrangements could further negatively affect our operating results. Our domestic kindergartens were in ordinary operation in accordance with regulatory policies in the 2022 fiscal year.  Our overseas operations were most negatively affected amid the COVID-19 pandemic. As a large number of students opted to return to their home countries during the pandemic, we partially refunded the accommodation fees to these students, which has adversely affected our business, financial performance and results of operations. We consolidated our offline teaching sites to accommodate certain boarding students in the United Kingdom, while the majority of the rest quickly shifted to online courses. As required by the UK government, all schools in the United Kingdom were mostly closed from March 20, 2020 to September 7, 2020 and then again from January 5, 2021 to March 12, 2021. Additionally, CATS schools decided on a second lockdown to only resume offline teaching on April 12, 2021 following the Easter holidays, to avoid unnecessary travels for international students.  Throughout the 2021 and 2022 school year, we ran the WeCare initiative highlighting pastoral and medical care and COVID preparedness and safety measures in the schools. We permanently ceased the operation of the four language training institutions in the United States and sold one language training institutions in the United Kingdom and two institutions in Canada. We also took this opportunity to reduce our cost, upgrade our IT and management systems, realign our sales and marketing strategies and improve our education outcome. We believe these measures will help put us in a more competitive position than our peers.

Following the PRC government’s policy shift from its zero-COVID policy in late 2022 and phase-out of COVID-19 prevention measures by the rest of the world, our domestic kindergartens and overseas operations are in ordinary operation as of the date of this annual report. Nonetheless, we are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States.

Recent international trade disputes, including those between China and the United States, and the uncertainties created by such disputes may disrupt the transnational flow of goods and significantly undermine the stability of the global and Chinese economy, thereby harming our business. International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Any escalation in existing trade tensions or the advent of a trade war, or news and rumors of the escalation of a potential trade war, could affect consumer confidence and have a material adverse effect on our business, results of operations and, ultimately, the trading price of the ADSs.

Political tensions between the United States and China have escalated due to various reasons, including the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is currently unclear whether the proposed or additional legislations would be enacted that would have the effect of potentially limiting or restricting China-based companies from accessing U.S. capital markets.

We will continue to monitor developments related to these political tensions and their potential impact on our business. Nonetheless, we cannot assure you that we will not be adversely affected by any future legislative or regulatory changes or other developments related to these tensions.

Fluctuation in the exchange rate of the British pound may affect international students’ affordability of our private education services.

Fluctuation in the exchange rate of British pound may affect international students’ affordability of our private education services in the UK. International students need to pay more in their local currency in exchange for British pounds when the British pound strengthens, and this increases the cost of studying and living in the UK for them. Exchange rate fluctuations also impact the daily living expenses of international students in the UK. The exchange rate movements of the British pound are complex and influenced by various factors such as economic conditions, political factors, and market expectations. If the exchange rate of the British pound rises drastically or fluctuates in an unpredictable way, international students’ demand for our services in the UK may decrease, and our business, results of operations and financial condition may be adversely affected.

If we grant additional employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to purchase a total of 3,509,242 Class A ordinary shares to certain school principals and management team members pursuant to our 2017 Share Incentive Plan (the “2017 Plan”) from 2017 to 2022. We may grant additional share options under the 2017 Plan in the future. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, or the SEC, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of August 31, 2022 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is not permitted to conclude that the Company’s internal control over financial reporting is effective if there are one or more material weaknesses in the Company’s internal control over financing reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements for 2022, we identified a number of adjustments to our consolidated financial statements in relation to lease accounting in our overseas schools component that resulted in a restatement of previously issued financial statements. We identified the cause of these adjustments was because of a material weakness in the design and implementation of the Company’s internal controls relating to lease accounting due to the lack of comprehensive assessment process over lease accounting in the oversea business. In addition, there is another material weakness in the design and maintenance of an effective control environment that commensurate with the Company’s financial reporting requirements due to an insufficient complement of resources in the accounting/finance and IT department with an appropriate level of knowledge, experience and training.

In addition, we also identified two significant deficiencies in the 2022 fiscal year, together with other control deficiencies not identified as significant. The significant deficiencies identified relates to lack of comprehensive documentation on goodwill and indefinite lived intangible assets impairment assessment and lack of comprehensive assessment process over the valuation of equity method investments. As further described in “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.”, we have implemented and are continuing to implement a number of measures to address our material weaknesses, significant deficiencies and other control deficiencies not identified as significant. We cannot assure you, however, that these measures will fully address or fully remedy the material weaknesses, significant deficiencies or other control deficiencies identified in our internal control over financial reporting. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was not effective as of August 31, 2022 due to the material weaknesses described above. See “Item 15. Controls and Procedures.” It is possible that if our independent registered public accounting firm had conducted an audit of our internal control over financial reporting, they might have identified additional material weaknesses and additional deficiencies. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may also conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of the ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be a non-accelerated filer as defined in Rule 12b-2 under the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other additional weaknesses and deficiencies in our internal control over financial reporting, and we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

The continuing impact of “Brexit” may have a negative effect on our business operated in the United Kingdom.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union (“Brexit”) and ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which became effective in 2021, addresses economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. As a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit and the implementation and application of the trade and cooperation agreement, including with respect to disruptions to the free movement of people, data and capital between the United Kingdom and the European Union and potential material changes to the regulatory regime applicable to our operations in the United Kingdom. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which laws of the European Union to replace or replicate. These developments have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets.

The ongoing instability and uncertainty surrounding Brexit and the implementation and application of the trade and cooperation agreement, could require us to restructure our business operations in the United Kingdom, may increase our regulatory costs, and could have an adverse impact on our business and staff in the United Kingdom.

Changes in U.K. tax laws could have a material adverse effect on our business.

We derive a substantial portion of our revenue from our operations in the U.K., and our subsidiaries in the U.K. have filed returns for U.K. corporation tax on the basis that it is resident in the U.K. Such subsidiaries are subject to U.K. tax in respect of their worldwide income and gains (subject to any applicable exemptions). Any change in such subsidiaries’ status or any change in U.K. tax laws could materially affect our business, prospects, financial condition or results of operations.

Risks Related to Our Corporate Structure

Our private education service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our domestic private education service business is subject to extensive regulations in China. The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, standards of school operations, student recruitment activities, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retrospectively or prospectively.

Foreign ownership in education services is subject to strict regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services businesses at the high school and kindergarten level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, (2) the VIEs, and (3) the ultimate shareholders of the VIEs, including Ms. Meirong Yang. We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by the VIEs. We have been and expect to continue to be dependent on the VIEs to operate our private education business. See “Item 4. Information on the Company—C. Organizational Structure” for more information.

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, including the Opinions on Deepening the Reform of Educational Teaching and Thoroughly Enhancing the Quality of Compulsory Education and any legislations to be enacted (such as the Preschool Education Law), or if we are found to require but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities include the MOE, which regulates the education industry, the PRC Ministry of Commerce, or MOFCOM, which regulates foreign investments, the Civil Affairs Bureau, which regulates the registration of schools, and SAIC, which regulates the registration of for-profit schools. The authorities would have broad discretion in imposing fines or punishments upon us for such violations, including:

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

As of August 31, 2022, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of the VIEs and their respective subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs and their respective subsidiaries, we may not be able to consolidate the VIEs and their respective subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the VIEs or their respective subsidiaries.

In addition, pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Any private school conducting transactions with related parties must adhere to the principles of openness, fairness and impartiality. Tuition and fees shall be set reasonable. And the decision-making process shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students. Failure to comply with these principles may result in an order to make corrections within a specified time limit. Illegal gains obtained, if any must be confiscated, and collected fees returned. If the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years. In cases where the violations have an especially severe adverse social impact, such individuals may be permanently prohibited from becoming sponsors, actual controllers, or members of decision-making or supervisory bodies of other private schools. If a violation constitutes a public security administration offense, the public security organ will impose a punishment according to law. If a violation constitutes a crime, criminal responsibility will be investigated in accordance with the law.

These regulations may challenge the validity of our contractual arrangements that establish our corporate structure for operating our business. For example, the clause or provision of the exclusive management services and business cooperation agreement in relation to related party transactions between Zhuhai Bright Scholar and the VIE, namely BGY Education Investment, to the extent concerning private schools offering compulsory education are not legally enforceable since September 1, 2021. Furthermore, our contractual arrangements may not be enforceable in the PRC if the PRC government authorities view such contracts as contravening any mandatory provision of PRC laws and administrative regulations or are otherwise not enforceable due to offending public order or good morals. In the event we are unable to enforce these contractual arrangements, for our continuing operations, we may not be able to exert effective control over those VIEs and their respective shareholders, and our ability to conduct our business may be materially and adversely affected. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements, etc. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the Implementation Rules. It is still unclear whether the above provisions have any retrospective effect for contractual arrangements over private compulsory education schools existing before September 1, 2021. Therefore, uncertainty remains as to when and how the Implementation Rules will specifically be applied to our business.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (“Foreign Investment Law”), which came into effect on January 1, 2020 and replaced the Law on Chinese-Foreign Equity Joint Ventures, the Law on Chinese-Foreign Contractual Joint Ventures, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law to clarify and elaborate relevant provisions of the Foreign Investment Law, and the Supreme People’s Court of the PRC promulgated a judicial interpretation to address several issues concerning the application of the Foreign Investment Law. The above Implementation Rules and the judicial interpretation became effective as of January 1, 2020.

The Foreign Investment Law embodies an expected PRC regulatory trend to China’s foreign investment regulatory regime to align with international standards and unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, we cannot assure you that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under PRC Laws. Furthermore, if future laws, administrative regulations or provisions prescribe further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our business, results of operations or financial position.

We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with the VIEs and their respective shareholders, including Ms. Meirong Yang, one of our largest shareholders, to operate our private education business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of the VIEs from continuing operations accounted for 17.8% of the total revenues for our continuing operations in the 2022 fiscal year. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs. The VIEs and their shareholders may fail to take certain actions required for our business, or to procure that newly established or acquired schools enter into the contractual arrangements in a timely manner, or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. Any failure by the VIEs and the shareholders of the VIEs to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs.

As a holding company incorporated in the Cayman Islands with no material operations, we conduct a substantial majority of our operations through our subsidiaries, the VIEs, and their subsidiaries in China. We control and receive the economic benefits of our VIEs and its subsidiaries’ business operations through certain contractual arrangements. Our ADSs listed on the New York Stock Exchange represents shares of our offshore holding company instead of shares of the VIEs or their subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to this structure. If we are unable to satisfy the New York Stock Exchange criteria for maintaining our listing, our securities could be subject to delisting.

If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if regulations change or are interpreted differently in the future, we may be unable to exercise our contractual rights over the assets of the VIEs, and the ADSs or ordinary shares may decline in value or become worthless.

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. We are a Cayman Islands holding company that conducts the majority of its operations and operates its business in China through its PRC subsidiaries and VIEs through contractual agreements. Such structure involves unique risks to investors in the ADSs.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our contractual arrangements. In the event that the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and the ADSs or ordinary shares may decline in value or become worthless.

On May 14, 2021, the PRC State Council announced the Implementation Rules, which became effective on September 1, 2021. Under the Implementation Rules, social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education by means of, among others, merger, acquisition, and contractual arrangements, and a private school providing compulsory education is prohibited from conducting transactions with its related party. In particular, the prohibition over related party transactions has significantly affected the enforceability of the exclusive management services and business cooperation agreements with affiliated entities providing compulsory education. Therefore, we re-assessed our control over the Affected Entities. Based on the relevant accounting standard in accordance with U.S. GAAP, we have concluded that we have lost control of the Affected Entities since August 31, 2021, in view of the significant uncertainties and restrictions the Implementation Rules impose on our ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to be exposed to returns that are commensurate with a controlling interest, and that such uncertainties and restrictions already had a significant impact on our ability to direct and its economic exposure from involvement with such entities.

Except for the Affected Entities, the contractual arrangements enable us to: (1) exercise effective control over the VIEs; (2) receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us; and (3) have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC law. Therefore, we are able to consolidate the financial results of the VIEs in our consolidated financial statements. However, our PRC legal counsel has advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. For a detailed description of the risks associated with our corporate structure, see “—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

Our largest shareholders may have potential conflict of interest with us and not act in the best interests of our company.

Ms. Meirong Yang is the controlling shareholder and a director of the VIEs. She and Ms. Huiyan Yang, our ex-chairlady, are also the largest shareholders of our company. We cannot assure you that Ms. Meirong Yang and Ms. Huiyan Yang will always act in the best interests of our company. In addition, Ms. Meirong Yang owes duties of loyalty and diligence to the VIEs as its director pursuant to PRC law. However, she does not owe a fiduciary duty to our company as she is not an officer or director of our company. We provide no incentives to encourage Ms. Meirong Yang to act in our best interest in her capacity as the shareholder of the VIEs. We rely on Ms. Meirong Yang to comply with the terms and conditions of the contractual arrangements. Although Ms. Meirong Yang is obligated to honor her contractual obligations with respect to the VIEs, she may nonetheless breach or cause our the VIEs to breach or refuse to renew the existing contractual arrangements which allow us to effectively exercise control over the VIEs and to receive economic benefits from them. If Ms. Meirong Yang does not honor her contractual obligations with respect to the VIEs, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in the VIEs to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of the VIEs, we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between the VIEs and us may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIEs owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in China, the VIEs and the shareholders of the VIEs are not conducted on an arm’s-length basis and adjust the income of the VIEs through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of the VIEs. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on the VIEs for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to the best of our knowledge, no publicly available information has indicated that the PRC tax authorities have imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of the VIEs materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of the VIEs becomes bankrupt or enter into liquidation proceeding, we may lose the ability to use and dispose assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with the VIEs and the shareholders of the VIEs. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by the VIEs. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of the ADSs.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed with validity when using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

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

As an offshore holding company of our PRC subsidiaries and affiliated entities, in utilizing the proceeds of our initial public offerings and other financing activities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. For details on our use of offering proceeds, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government has significant control over China’s economic growth through allocating resources, controlling the incurrence and oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected industries such as the education and internet industries, and we cannot rule out the possibility that more regulations or policies would be released, which could adversely affect our business, financial condition and results of operations. For example, under the former Law on the Promotion of Private Education, as amended on June 29, 2013 and on December 29, 2018, and its implementation rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. On September 1, 2017, the Amended Law came into effect, under which the concept “reasonable returns” is no longer applicable and a private school should opt to be either for-profit or non-profit. Sponsors of for-profit schools may obtain operating profits, while sponsors of non-profit schools may not. However, pursuant to the Implementation Rules, sponsors are not permitted to register for-profit schools that provide compulsory education services from grades one to nine. Such rules apply to a significant portion of our domestic K-12 schools. Furthermore, the PRC government has recently indicated the intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. This could result in a substantial decline in the value of such securities or, in the most extreme cases, render them completely worthless.

While the PRC economy has grown significantly in the past two to three decades, such growth has been uneven among various regions and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in China and especially the regions where we operate, including Guangdong province. Any significant slowdown in China’s economic growth may adversely affect the disposable income of the families of prospective students and cause them to delay or cancel their plans to participate in our schools, which in turn could reduce our revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

Furthermore, our company, the VIEs and their subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIEs and their subsidiaries’ financial performance and operations, including the enforceability of the contractual arrangements. As of the date of this annual report, neither our company nor the VIEs have received or have been denied permission from Chinese authorities to list on U.S. exchanges. However, we cannot assure you that our company or the VIEs will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interests related to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system evolves rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties. Any of these could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have broad discretion in interpreting, implementing or enforcing statutory rules and contractual terms. As a result, it may be more challenging to predict the outcome of administrative and judicial proceedings and the level of legal protection we may receive in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters. We cannot assure you that government authorities in China will not introduce enhanced regulation over the education industry that may lead to our inability to operate in China at all. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. For example, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application; and (3) where a listed issuer seeks to indirectly offer and list securities in the same overseas market, such filings shall be submitted to the CSRC within three business days after the completion of the overseas offering and listing. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We did not have to complete such filings with the CSRC for our initial public offering on May 19, 2017 and the follow-on offering on February 28, 2018 because the offerings made were before the enactment of the Trial Measures; however, we will be obligated to complete such filings with the CSRC for our future offerings. If we cannot complete such filings with the CSRC, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless.

Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn materially and adversely affect our business, financial condition and results of operations.

Under the former Law on the Promotion of Private Education, as amended on June 29, 2013 and on December 29, 2018, and its implementing rules as promulgated on September 1, 2021, private schools, whether for-profit or non-profit, may enjoy national preferential tax treatment. The implementing rules provide that non-profit private schools are eligible to enjoy the same preferential tax treatment as public schools. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard.

Preferential tax treatments granted to us by local government authorities are subject to review and may be adjusted or revoked at any time in the future. For example, two of our affiliate entities in Sichuan enjoy preferential enterprise income tax treatments. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. The Amended Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Law, sponsors of private schools may elect to register their schools as either non-profit or for-profit, with the exception that private schools in compulsory education must be registered as non-profit private schools. Pursuant to such Amended Law, non-profit private schools will be entitled to the same tax benefits as public schools, but taxation policies for for-profit private schools are still unclear. However, it is unclear how the Amended Law and its potential implementation rules would impact the tax treatment applicable to our schools and whether our schools would enjoy any preferential tax treatment in the future. Any negative development could have a material adverse effect on our business, financial condition and results of operations.

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

As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to the ADSs or ordinary shares and the gains realized from the transfer of the ADSs or ordinary shares may be considered income derived from sources within China and be subject to PRC withholding tax, which could have a material adverse effect on the value of your investment in us and the price of the ADSs.

There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain preferential treatments.

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on Issues Relating to “Beneficial Owner” in Tax Treaties, or Circular 9, defines the “beneficial owner” as a party who holds ownership of and control over the income of the entity, or the rights or assets from which such income are derived. Circular 9 sets forth certain detailed factors in determining the “beneficial owner” status. Further, the State Administration of Taxation promulgated the Notice on How to Recognize the “Beneficial Owner” in Tax Treaties on June 29, 2012, which replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties. Furthermore, the State Administration of Taxation promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Circular 9”) in February 3, 2018, which took effect on April 1, 2018, replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties and provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements.

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

Based on the recent development of PRC law, there is significant uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may face significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

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

Given the Law on the Promotion of Private Education, the Implementation Rules and other relevant laws and regulations, as a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders are subject to many factors, including whether our schools are characterized as for-profit or non-profit, the profitability of our schools, and our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from the VIEs. Zhuhai Bright Scholar has exclusive management services and business cooperation agreements with each of the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang, the shareholders of the VIEs. Pursuant to these agreements, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to the VIEs. As advised by our PRC counsel, as of August 2021, our right to receive the service fees from our schools and other affiliated entities did not, to our knowledge, contravene any PRC laws or regulations then in force. Likewise, the payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations then in force.

However, according to the Implementation Rules, which came into force on September 1, 2021, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in, or actually control private schools providing compulsory education; (2) social organizations or individuals shall not control any private school providing compulsory education or any non-profit private school providing pre-school education by means of merger, acquisition, contractual arrangements, etc.; and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where a private school conducts any transaction with any related party, it shall adhere to the principles of openness, fairness and impartiality, fix reasonable tuition and fees and regulate the decision-making, and shall not damage the state and the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit. The illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is committed, the public security organ shall impose a public security administration punishment according to law; if a crime is committed, criminal responsibility shall be investigated in accordance with the law.

Therefore, a private school providing compulsory education is prohibited from conducting transactions with its related party. As a result, the clause or provision in the exclusive management services and business cooperation agreements that pertains to related party transactions between a private school providing compulsory education and Zhuhai Bright Scholar was not legally enforceable since September 1, 2021. Since then, we have stopped transacting with the Affected Entities. However, to keep these private schools providing compulsory education in operations, we continued to provide essential services without recognizing any revenues relating to such activities to schools providing compulsory education in our discontinued operations, which are key to the normal daily operation of these schools. As of the date of this annual report, schools providing compulsory education that we continue to provide services to have not received any further rectification requirements or penalty notices from the relevant competent authorities,. The possibility and impact of illegal risks are still unable to be assessed clearly. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements, etc.

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

In July 24, 2021, the Alleviating Burden Opinion was promulgated. The Alleviating Burden Opinion proposes certain measures intended to ease the workload of students in compulsory education and regulate the relevant after-school tutoring services for the compulsory education stage in the PRC, including (1) institutions providing after-school education service on academic subjects in China’s compulsory education system, or academic training institutions, need to be registered as non-profit, no approval will be granted to new academic training institutions, and an approval mechanism will be adopted for online academic training institutions; (2) foreign ownership in academic training institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify such status; (3) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (4) academic training institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (5) academic training institutions must follow the fee standards to be established by relevant authorities. The Alleviating Burden Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Alleviating Burden Opinion when conducting activities. If the corporate structure and the business of our complementary education services are deemed to be in violation of the Alleviating Burden Opinion by relevant authorities, our corporate structure and business operations may be adversely affected and may need to be restructured to comply with the Alleviating Burden Opinion.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises (“Bulletin 7”), on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25.0%. If the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise that is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10.0% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. The party obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Source-based Withholding of Enterprise Income Tax on Non-resident Enterprises (“Bulletin 37”), which became effective on December 1, 2017. According to Bulletin 37, non-resident enterprises who voluntarily declare their enterprise income tax shall at the same time confirm when they would make payments for the declared amount of tax. If the withholding agent fails to or is unable to withhold the income tax in accordance with the law, the non-resident enterprise will be deemed to have cleared its tax payment on time if it voluntarily declares and pays the tax before or within the time limit the tax authority orders it to do so. If the taxable income before withholding on a source-basis falls within the form of dividends or any equity investment gains, the obligation to settle such tax payments is triggered on the date of actual payment of the dividends or other equity investment gains. In addition, on December 1, 2017, Bulletin 37 repealed the Notice of the State Administration of Taxation on Strengthening the Administration over Enterprise Income Tax on Income of Non-resident Enterprises from Equity Transfer and Notice of the State Administration of Taxation on Issuing the Interim Measures for the Administration of Source-based Withholding of the Enterprise Income Tax of Non-resident Enterprises issued by the State Administration of Taxation on December 10, 2009 and January 1, 2009, respectively.

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

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside China. In addition, in the event that any of our PRC subsidiaries liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside China to our overseas subsidiary holding its equity interest. Furthermore, in the event that any of the VIEs liquidates, our PRC subsidiary, Zhuhai Bright Scholar, may, pursuant to the power of attorneys respectively executed by Ms. Meirong Yang and Mr. Wenjie Yang, require such VIE to pay and remit the proceeds from such liquidation to Zhuhai Bright Scholar. Zhuhai Bright Scholar then may distribute such proceeds to us after converting them into foreign currency and remit them outside China in the form of dividends or other distributions. Once remitted outside of China, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries, which are permitted without further approvals, any conversion of the Renminbi-denominated revenue generated by the VIEs for direct investment, loans or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by the VIEs not paid to our PRC subsidiaries and revenue generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

As a holding company, we primarily rely on dividends paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries, especially Zhuhai Bright Scholar, in turn depends on the service fees paid by the VIEs. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Pursuant to the Law on the Promotion of Private Education, sponsors of for-profit private schools are entitled to retain the profits from their schools, and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools. All revenue must be used for the operation of the schools. According to Implementation Rules, a non-profit private school should allocate no less than 10% of its audited annual non-restricted net asset increase, or a for-profit private school should allocate no less than 10% of its audited annual net income, to its development, respectively. In addition, prior to the promulgation of specific Implementation Rules and other relevant regulations, at the end of each fiscal year, each of our private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our for-profit schools must allocate no less than 10% of their annual net income, and our non-profit schools must allocate no less than 10% of their annual increase in the unrestricted net assets of the school. However, the relevant authorities have yet to promulgate any detailed implementation rules and regulations under the Implementation Rules. We remain uncertain as to the timing and substance of the rules under the Law on the Promotion of Private Education and Implementation Rules to be promulgated, and how such rules will impact our operation. Furthermore, if our subsidiaries or the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is subject to various factors, including changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005. There is still significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the rate for Renminbi against the U.S. dollar.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, the ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, the appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of the ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, MOFCOM must be notified if a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to MOFCOM approval. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. Therefore, complying with these requirements could be time-consuming. The required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

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

Failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles (“Circular 37”), effective on July 4, 2014, and its appendices. Circular 37 requires PRC residents, including PRC institutions and individuals, to register with local branches of SAFE if they direct establish or indirect control an offshore entity for the purpose of overseas investment and financing. Such domestic or offshore entities with PRC residents’ legally owned assets or equity interests are referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. Additionally, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect interests in our company either have completed the necessary registrations or are in the process of updating their necessary registration with SAFE as required by Circular 37. However, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to pay dividends could be materially and adversely affected.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business.

We routinely collect, store and use data during our operations. We are subject to PRC laws and regulations governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the Internet and mobile platforms as well as cybersecurity. On April 13, 2020, the Office of the Central Cyberspace Affairs Commission and 10 other government authorities jointly promulgated the Measures for Cybersecurity Review. On August 17, 2021, the PRC State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, peoples’ livelihood and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector (the “Protection Departments”), shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On January 4, 2022, the CAC announced the adoption of the Cybersecurity Review Measures, and effective February 15, 2022, online platforms and network providers possessing personal information of more than one million individual user must undergo a cybersecurity review by the CAC when they seek listing in foreign markets. Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC, which became effective from November 1, 2021 and requires personal information processing operators, among other regulatory requirements, to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such personal information can be transferred out of China. As of the date of this annual report, we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law aims to protect personal information rights and interests, regulate the processing of personal information, ensure the orderly and free flow of personal information in accordance with the law, and promote the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specifies the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which may easily infringe the personal dignity or harm safety of livelihood and property upon leakage or illegal usage. Personal information handlers are responsible for their personal information handling activities, and must adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

We face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees or consultants who are PRC citizens.

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012 (“Circular 7”), a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file an application with SAFE on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan. The application is for conducting SAFE registration with respect to such share incentive plan and obtaining approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. The foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income by such PRC individuals shall be fully remitted into a collective foreign currency account in China, which is opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

We have granted shares options under the 2017 Plan in the past and may continue to grant additional share options in the future.   When we do, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7. We cannot assure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions. There may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees or consultants who are PRC citizens.

Labor contract laws in China may adversely affect our results of operations.

The current PRC Labor Contract Law imposes greater liabilities on employers and significantly increases the cost of an employer’s decision to reduce its workforce. Moreover, it stipulates that the employment contract of an employee must be automatically terminated upon reaching the mandatory retirement age. If we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs and employee benefits in China may adversely affect our business and our profitability.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs. China’s overall economy and the average wage in China are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The determination of the relevant government agencies whether an employer has made adequate payments of the requisite statutory employee benefits is within their discretion. Employers that fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Future increases in China’s inflation and material increases in labor costs and employee benefits may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

Litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of the ADSs.

Litigation and negative publicity surrounding companies with operations in China listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets, and the limited remedies thereof. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements. These reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its merit, could cause the market price of the ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

If the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years, our ADSs will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act (HFCAA). The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA has been signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit the trading of our ADSs on a national securities exchange or in the over-the-counter market in the United States.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, which include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA, including that the SEC will identify an issuer as a “Commission-identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties. Several factors outside of our and our auditors’ control may impact this access. The PCAOB continues to demand complete access in mainland China and Hong Kong. The organization is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain a registered public accounting firm that the PCAOB is able to inspect and investigate completely for two consecutive years, or if we otherwise fail to meet the PCAOB’s requirements, the ADSs will be delisted from the New York Stock Exchange, and our shares will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. If the ADSs are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for the ADSs will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or potentially impede our ability to raise capital altogether, which would have a material adverse impact on our business, results of operations and financial condition.

If the settlement reached between the SEC and the big four PRC-based accounting firms, including the Chinese affiliate of our independent registered public accounting firm, concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies cannot be executed or fails to obtain the approval of authorities in both China and the United States, we may be unable to timely file future financial statements in accordance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). The initial trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the four PRC-based accounting firms including a temporary suspension of their right to practice before the SEC. However, the proposed penalty did not take effect as it awaited review by the SEC Commissioners.. On February 6, 2015, before the Commissioners could review the case, the Chinese accounting firms reached a settlement with the SEC, leading to a stay of the proceedings. Under the terms of the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests similar to those outlined under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures in facilitating production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was dismissed with prejudice after four years, starting from the settlement date of February 6, 2019. Despite the conclusion of the proceedings, it is expected that all parties will continue to apply the same procedures: i.e., the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law if the CSRC does not authorize production of requested documents to the SEC. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, it may impede our ability to timely file future financial statements in compliance with the requirements of the Exchange Act.

If the SEC were to resume the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, potentially leading to delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of the ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC, and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, it could result in our financial statements being deemed non-compliant with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE (the “New York Stock Exchange”) or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks Related to Our Ordinary Shares and ADSs

The trading price of the ADSs may experience rapid and substantial volatility, which could result in substantial losses for investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition, factors specific to our operations can contribute to the volatility of the ADSs. These factors may include, but are not limited to:

●	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and courses and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

●	changes in the performance or market valuations of other education companies;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry;

●	general economic or political conditions affecting China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price of the trading of the ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the perceptions of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

Moreover, recent instances of extreme stock price fluctuations, especially among companies with smaller public floats, have led to increased volatility in the market. As we have a relatively small public float, we may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of the ADSs. In addition, due to the potential low trading volumes, even small quantities of buying or selling can have a disproportionate impact on the price of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate significantly, with large percentage changes occurring within a single trading day. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in the ADSs. Such volatility also could adversely affect our ability to issue additional ADSs or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees, many of whom have been granted equity incentives. Furthermore, the potential extreme volatility may confuse the public investors of the value of the ADSs, distort the market’s perception of the price of the ADSs, and our financial performance and public image, and negatively affect the long-term liquidity of the ADSs, regardless of our actual or expected operating performance.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and cost us significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our results of operations and financial condition.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs. All of our outstanding ADSs are freely transferable without restriction or additional registration under the Securities Act. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for the ADSs could be adversely affected. Such sales also might make it more difficult for us to sell in the future at a time and price that we deem appropriate.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is a trading strategy where an investor sells securities that they have borrowed from a third party, with the intention of buying back the same securities at a later time to return to the lender. The short seller hopes to profit from a decrease in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States with a significant portion of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. They may also be subject to external investigations by regulatory bodies such as the SEC. Additionally, shareholders have initiated lawsuits against some of these companies.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our common shares and ADSs and negative publicity. Once we become the subject of any unfavorable allegations, whether true or not, we would have to expend significant amount of resource to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed given the principles of freedom of speech, the availability of injunctive reliefs, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and the value of any investment in the ADSs could be greatly reduced or even rendered worthless.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

As of May 31, 2023, Ms. Meirong Yang and Ms. Huiyan Yang, our ex-chairlady, collectively hold approximately 98.6% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management And Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Ms. Meirong Yang and Ms. Huiyan Yang have considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. Their interests may not always align with the best interests of the company or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more research analysts discontinue their coverage of our company or reduce the frequency of publishing reports on us, it may lead to a reduced visibility of our company in the financial markets. This lack of visibility could adversely impact the market price and trading volume of the ADSs.

Because our board has the complete discretion as to dividend distribution, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs.

We declared a cash dividend of US$0.10, US$0.12 and US$0.12 per ordinary share on September 18, 2019, July 23, 2020 and July 21, 2021, respectively.

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. We cannot assure you that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

U.S. holders that own 10% or more of the vote or value of our ordinary shares or ADSs may suffer adverse tax consequences if any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of shares of such corporation entitled to vote or (2) the total value of the shares of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by U.S. shareholders (within the meaning of the Code) on any day during the taxable year of such non-U.S. corporation. Certain U.S. shareholders of a CFC generally are required to include currently in gross income such shareholders’ share of the CFC’s “Subpart F income,” a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property and a portion of the CFC’s “global intangible low-taxed income” (as defined under Section 951A of the Code). Such U.S. shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders.

We believe that certain of our non-U.S. subsidiaries may be classified as CFCs. In the event that any of our subsidiaries are a CFC, U.S. holders who hold 10% or more of the vote or value of our ordinary shares or ADSs may realize adverse U.S. federal income tax consequences. If you are a U.S. holder who holds 10% or more of the vote or value of our ordinary shares or ADSs, you should consult your own tax advisors regarding the U.S. tax consequences of acquiring, owning or disposing our ordinary shares or our ADSs and the impact of the TCJA, especially the changes to the rules relating to CFCs.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the New VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the New VIEs for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended August 31, 2022.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization, which may fluctuate. Among other matters, if our market capitalization declines further, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years.

Finally, in determining our PFIC status, we have relied in our unaudited and audited financials. If we are required to restate or amend our financials further, it is possible that our company may have been, or we may determine that it is, a PFIC.

The determination of whether we are or will be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets. Under circumstances where we retain significant amounts of liquid assets, or if the New VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years for which such U.S. Holder holds the ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

Our memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or prompt us to engage in change-of-control transactions. While these provisions exist with the intention of safeguarding our interests, they may inadvertently limit our shareholders’ opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. The issuance of preferred shares can be expedited and structured in a manner that delays or prevents a change in control of our company or complicates the removal of management. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them by our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interest of the Company.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Company Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. English courts’ decisions are of persuasive authority but not binding upon a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would generally recognize as a valid, final and conclusive judgment in personam obtained in the United States. This recognition would apply to judgments that require the payment of a sum of money is payable (excluding multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, in personam judgments for non-monetary relief, and would give a judgment based thereon provided that (1) such courts had proper jurisdiction over the parties involved in the judgment, (2) such courts did not contravene the rules of natural justice of the Cayman Islands, (3) such judgment was not obtained by fraud, (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (6) the correct procedures under Cayman Islands laws are duly followed..

However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

As a result of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than compared to public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

As a Cayman Islands company, substantially all of our assets are located outside of the United States. The majority of our current operations are conducted in the United Kingdom and China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate. Although shareholder claims are common in the United States, such as class action, claims under securities law and fraud, it’s generally more difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. In China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if an action is successfully brought, the laws of the Cayman Islands and of China may render it difficult to enforce a judgment against our assets or the assets of our directors and officers.

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, investors may not have access to the same level of protection or information that would be available were the investors to invest in a U.S. domestic issuer.

As a “controlled company” under the rules of the NYSE, we are exempt from certain corporate governance requirements, which could adversely affect our public shareholders.

Under the rules of the NYSE, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NYSE rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. In April 2017, Ms. Huiyan Yang, our ex-chairlady, and Ms. Meirong Yang entered into an acting-in-concert agreement in which Ms. Huiyan Yang agrees with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. Ms. Huiyan Yang and Ms. Meirong Yang are also joint settlors and members of the two-member investment committee of Yeung Family Trust V, which holds approximately 1.4% of the outstanding Class A ordinary shares and all of the outstanding Class B ordinary shares as of May 31, 2023. As a result, Ms. Huiyan Yang and Ms. Meirong Yang collectively are the beneficial owners of a majority of the voting power of our issued and outstanding share capital as of May 31, 2023. Therefore, we are a “controlled company” under the rules of the NYSE. We have elected to rely on certain exemptions under the NYSE rules available to controlled companies, including the exemption from having a majority of our directors be independent, and may continue to elect to do so as long as we remain a controlled company. As a result, you may not have the same protections enjoyed by shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, the New York Stock Exchange rules allow a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from New York Stock Exchange corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We have followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that, for example, listed companies must have a majority of independent directors and that the audit committee consists of at least three members. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may have less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote.

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive notice sufficiently in advance to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

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

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if such distribution consists of securities that require registration under the Securities Act but that are not properly registered or under exemption. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient when performing its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a right offering, during which the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when the share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

Beginning in 2016, we underwent a series of restructurings. In particular:

●	Incorporation of the listing entity. In December 2016, Ms. Meirong Yang incorporated Bright Scholar Holdings in the Cayman Islands.

●	Acquisition of Impetus. In January 2016, we acquired Impetus Investment Ltd. (“Impetus”), a Cayman Islands company from Mr. Junli He, our former director and executive vice chairman, and other selling shareholders.

●	Incorporation of PRC subsidiary. In January 2017, Time Education China Holdings Limited incorporated Zhuhai Bright Scholar, as our wholly-owned subsidiary in China.

●	Contractual arrangements. In January 2017, we, through our PRC subsidiary, Zhuhai Bright Scholar, entered into a series of contractual arrangements with (1) BGY Education Investment and the schools and subsidiaries it owns and operates, and (2) Ms. Meirong Yang and Mr. Wenjie Yang, the shareholders of BGY Education Investment, to obtain effective control of BGY Education Investment and the schools and subsidiaries it owns and operates (the “2017 contractual arrangements”).

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

We have been advised by our PRC legal counsel that the contractual arrangements among Zhuhai Bright Scholar, BGY Education Investment and the subsidiaries and schools it held, and Ms. Meirong Yang and Mr. Wenjie Yang as the shareholders of BGY Education Investment were valid, binding and enforceable under PRC laws and regulations before August 31, 2021, and were not in violation of PRC laws or regulations in effect as of August 31, 2021; and the respective contractual arrangements with Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect. If the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us the effective control over the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing control as director ownership.”

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

If we are unable to maintain effective control over the VIEs, we will not be able to continue to consolidate the financial results of the VIEs into our financial results. We concluded that we have lost control over the private schools among the Affected Entities since August 31, 2021 based on the relevant accounting standard in accordance with U.S. GAAP due to the Implementation Rules that became effective on September 1, 2021. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities, by August 31, 2021 while continuing to provide essential services to keep these schools open. The revenue contribution of our continuing operations accounted for 43.9% of our total revenues in the 2020 fiscal year and 37.8% in the 2021 fiscal year. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of the VIEs, pursuant to which we provide service to our schools in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual schools before determining the amount we collect from each school. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves and each private school in China is required to allocate a certain amount to its development fund prior to payments of dividend. In particular, our for-profit schools must allocate no less than 10% of their annual net income, and our non-profit schools must allocate no less than 10% of their annual increase in their unrestricted net assets for such purposes. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

We listed the ADSs on the New York Stock Exchange under the symbol “BEDU” on May 18, 2017 and completed an initial public offering of 17,250,000 ADSs on June 7, 2017, raising approximately US$174.7 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. On March 2, 2018, we completed a follow-on public offering of 10,000,000 ADSs, raising approximately US$181.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

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

In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022 at an issue price of 100.0% in reliance on Regulation S under the Securities Act. We listed such senior notes on the Stock Exchange of Hong Kong Limited by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) only. As of the date of this annual report, we have redeemed all outstanding senior notes matured on July 31, 2022. Upon the completion of such redemption, all senior notes have been cancelled and delisted from the official list of the Stock Exchange of Hong Kong Limited.

On April 29, 2022, our board of directors received a preliminary non-binding proposal letter (the “Proposal”) dated the same date from Ms. Huiyan Yang, our ex-chairlady, and Ms. Meirong Yang (collectively, the “Buyer Group”) proposing to acquire all of our outstanding Class A ordinary shares, including Class A Shares represented by ADSs, and Class B ordinary shares that are not already beneficially owned by the Buyer Group for a purchase price of US$0.83 per share in cash in a going private transaction (the “Proposed Transaction”), subject to certain conditions. Our board of directors formed a special committee consisting of three then independent directors, Mr. Peter Andrew Schloss, Mr. Jun Zhao and Mr. Ronald J. Packard, to evaluate and consider the Proposed Transaction. On December 29, 2022, our board of directors received a letter dated the same date from the Buyer Group, informing us the decision of the Buyer Group to withdraw the Proposal dated April 29, 2022 and forego the Proposal to privatize our company.

Effective on August 19, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing four Class A ordinary shares.

Our principal executive office is located at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong, zip code 528300, China. Our principal phone number is (86)-757-2991-6814. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is www.brightscholar.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

We are a global premier education service company, which primarily provides quality international education service to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. As part of our global expansion plan, we have been actively exploring mergers and acquisition opportunities abroad to expand our global school network, targeting quality K-12 private education providers and reputable schools in our targeted overseas countries and jurisdictions. As of the date of this annual report, we have eight overseas school located in the United Kingdom and the United States. During the 2022 school year, we had an average of 3,548 students enrolled at our schools for our continuing operations. Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the VIEs through certain contractual arrangements, and indirectly holding Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools.

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

For our continuing operations, our revenue was RMB1,476.3 million, RMB1,401.8 million and RMB1,714.0 million (US$248.8 million) for the 2020, 2021 and 2022 fiscal years, respectively; our net loss was RMB307.3 million, RMB535.1 million and RMB703.5 million (US$102.1 million) for the same periods, respectively. We use adjusted net loss, which excludes share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, and income/(loss) from discontinued operations, net of tax, in evaluating our ongoing results of operations. Our adjusted net loss was RMB283.6 million, RMB420.2 million and RMB141.7 million (US$20.6 million) for the 2020, 2021 and 2022 fiscal years, respectively. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Results of Operations—Non-GAAP measures” for details.

Our Overseas Schools

As of the date of this annual report, we have an overseas school network of eight schools, including seven schools in the United Kingdom and one in the United States, with an average of 2,377 enrolled students for the 2022 school year. As a global premier education provider, we have built our global presence primarily through overseas acquisition of schools and education services in countries such as the United Kingdom and the United States.

In December 2018, we acquired BCS, an established independent school located in the United Kingdom. BCS offers day and boarding education from two to 18 years of age, and has a strong global inclusive philosophy based on a traditional UK education.

In July 2019, we acquired CATS, which operates five overseas schools and three language training institutions across the United Kingdom and the United States as of the date of this annual report. In addition, we granted a third party the right to use the brands “CATS” and “Cambridge School of Visual & Performing Arts” for the operation of two campuses in Shanghai, China.

In September 2019, we acquired St. Michael’s School and BIC located in the United Kingdom. St. Michael’s School offers day and boarding education from three to 18 years of age, comprising predominantly day students and boarders from more than 15 countries. BIC provides independent boarding education to pupils from the United Kingdom and other countries from 13 to 19 years of age.

The following table sets forth certain information about each of our overseas schools.

Name	Location	Acquisition Time	Average number of students enrolled during the 2021 school year	Average number of students enrolled during the 2022 school year	Capacity as of September 1, 2022
Bournemouth Collegiate School	the United Kingdom	December 2018	631	676	730
Guildhouse School London (previously known as CATS London)	the United Kingdom	July 2019	195	167	400
CATS Cambridge	the United Kingdom	July 2019	279	208	525
The Worthgate School Canterbury (previously known as CATS Canterbury)	the United Kingdom	July 2019	233	215	500
CATS Academy Boston	the United States	July 2019	227	326	700
Cambridge School of Visual & Performing Arts	the United Kingdom	July 2019	246	220	525
St. Michael’s School	the United Kingdom	September 2019	420	423	480
Bosworth Independent School	the United Kingdom	September 2019	112	142	400
Total			2,343	2,377	4,260

Bournemouth Collegiate School (BCS)

Bournemouth Collegiate School is an established independent school located in Bournemouth, Dorset, England. It offers day and boarding education from age 2—18 on two campuses. It has a strong global inclusive philosophy based on a traditional UK education. Bournemouth Collegiate School has an average of 676 students enrolled for the 2022 school year, including local students and international boarders from 10 countries.

CATS Colleges

CATS Colleges is an international school network focused primarily on the provision of quality education services to international students with a globally integrated platform of campuses located across the United Kingdom and the United States. As of the date of this annual report, CATS Colleges comprised five schools in Cambridge, London, Canterbury and Boston as well as three language training institutions in the United Kingdom. It has a diverse mix of over 1,136 students from around 76 nationalities in the 2022 school year.

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

St. Michael’s School

St. Michael’s School is an established independent school in the United Kingdom. Located in Llanelli, Wales. It offers day and boarding education from age three to 18. Established in 1923, the school has an inclusive philosophy for all its students based on a traditional UK education, and was named Welsh Independent Secondary School of the Year 2019 in The Sunday Times Parent Power rankings and regularly ranking in the United Kingdom’s top 30 Independent Schools for A level results. The school has an average of 423 students enrolled for the 2022 school year, comprised predominantly of day students as well as boarding students from more than 30 countries.

Bosworth Independent College (BIC)

BIC is a leading independent boarding college in the United Kingdom. Located in Northampton, England, it provides independent boarding education to pupils from the United Kingdom and abroad from 13 to 19 years of age. Established in 1977, it was ranked in the UK’s Top 100 Coeducational Boarding Schools by A Level results in 2018. The school has an average of 142 students enrolled for the 2022 school year, including boarding students from 10 countries.

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

In addition to overseas camps, we have launched our domestic camp programs by opening our first campground, Lake Forest Camp, in Huizhou, Guangdong province at the beginning of 2019. Taking full advantage of its outdoor adventure facilities, we provide different kinds of activities on the land and in the water, which encourage personal growth, team cooperation and leadership. Lake Forest Camp targets students from both our own schools and schools outside our network. In June 2019, we acquired a 25% equity interest in Start Camp Education (“Start Camp”). Start Camp provides one-stop solution in camp layout and program design for education department of local governments, education groups and real estate developers. In September 2020, we entered into an agreement to acquire 60% equity interests in Jiangxi Leti Camp Education Technology Co., Ltd. (“Leti Camp”), which specializes in providing summer and winter camp activities for teenagers and owns a comprehensive product offering in Hands-on Inquiry Based Learning (HIBL) and camp business. We have launched our new camp programs in Fuzhou, Nanchang, Yichun, Pingxiang, Fengcheng and Jiujiang, Jiangxi Province, Wuzhen and Jiaxing, Zhejiang Province, Xiangyang and Xianning, Hubei Province, Qingdao, Shandong Province, Jurong, Jiangsu Province, Changsha, Hunan Province, and Huizhou, Guangzhou and Qingyuan, Guangdong Province. We plan to launch our new camp programs in three to five provinces in the coming year. In the future, we plan to launch more domestic summer and winter camp programs, which will target students enrolled in our schools as well as students outside our network and feature STEAM activities, i.e., activities related to science, technology, engineering, art and math.

Our overseas camp programs were adversely affected by the COVID-19 pandemic due to the global travel freeze resulted therefrom. In response, we developed domestic travel study programs, which are complementary to our students’ classroom education and allow students to study and explore humanities, history, technology, nature, etc., depending on the theme of each program. As of the date of this annual report, we provide options for 36 domestic camp programs and eight overseas camp programs. As of the same date, our domestic camp programs include 22 summer school programs and 14 domestic travel study programs. In the 2022 fiscal year, approximately 45,000 students participated in our domestic and overseas camp programs as well as domestic travel study programs.

After-school programs

English proficiency training

We offer English proficiency development courses to children aged from five to 15 through a network of 18 learning centers located in Beijing, Shanghai and Guangdong province under the brand of “élan.” Our goal is to help children improve their general English proficiency. To this end, we have adopted a holistic language learning approach, which immerses children in an English-speaking environment and requires them to think, learn and communicate with the mindset of native speakers. Our learning centers are staffed only by native English speakers as instructors and are equipped with libraries containing age-appropriate English-language books and audio materials suited to English learners of different proficiency levels. In the 2022 school year, we had an average of 58 instructors in our learning centers. In the 2022 fiscal year, we had an average student enrollment of 2,757 for English proficiency training.

Extracurricular programs

We offer a wide range of extracurricular programs primarily to children. Our programs encompass popular subjects, such as art, soccer and programmable robotics. Our programs supplement in-classroom learning and promote the well-balanced development of children. Our programs also help children tap into their interests and potential that benefit their study or career goals. We work with our partners on these programs.

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

Our Domestic Kindergartens

As of the date of this annual report, we have eight kindergartens in China, all of which are registered as for-profit kindergartens. In the 2022 school year, our kindergartens had an average of 1,171 students.

Our kindergartens provide an active and healthy learning environment to help students develop their potential and personality, appreciate diverse cultures and lay the foundation to drive future success. In our kindergartens, we integrate elements of traditional Chinese culture with international cultural awareness through language classes and cultural activities.

The following table sets forth certain information about each of our domestic kindergartens.

Name	Location	Establishment	Average number of students enrolled during the 2021 school year	Average number of students enrolled during the 2022 school year	Capacity as of September 1, 2022
Baoding Baigou New City Shenghua Country Garden Kindergarten	Baoding, Hebei	September 2017	203	243	300
Dongguan Qishi Country Garden Kindergarten	Dongguan, Guangdong	November 2017	174	205	336
Dongguan Qingxi Country Garden Kindergarten	Dongguan, Guangdong	November 2017	118	117	468
Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten	Foshan, Guangdong	November 2018	147	147	270
Dongguan Dongcheng Bright Scholar Kindergarten	Dongguan, Guangdong	March 2020	68	99	270
Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd.	Guangzhou, Guangdong	June 2020	32	32	400
Chengdu Pidu Bright Scholar Kindergarten	Chengdu, Sichuan	September 2020	50	76	450
Huizhou Huiyang Lelebao Shenhui City Kindergarten	Huizhou, Guangdong	September 2020	147	252	270
Total			939	1,171	2,764

Discontinued Operations

Discontinued Domestic Kindergartens

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control of 68 domestic kindergartens since August 31, 2021 and that such VIE contractual arrangements with them has become invalid since then and, we have thus classified them as discontinued operations. As of September 1, 2022, these discontinued domestic kindergartens had a total capacity of 26,680 students.

Discontinued Bilingual and International Schools

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control of the international schools and bilingual schools previously in our school network as well as the sponsor entities of such schools since August 31, 2021 and that such VIE contractual arrangements with them has become invalid since then and, we have thus classified them as discontinued operations. As of September 1, 2022, these Discontinued Bilingual and International Schools had a total capacity of 44,582 students.

During the 2022 school year, the total average number of teachers and instructors employed at these schools of our discontinued operations was 3,479.

Centralized Management

We have provided services of a centralized management system for our domestic school network, through which we manage and oversee certain aspects of our kindergartens across our network, including school administration, supply procurement and sharing and development of teaching resources, to support and facilitate management of our schools as well as to ensure consistency in the quality of our education. For our overseas operations, we have established a center of excellence to centralize certain functions of management, including finance, IT, human resources, procurement, marketing and admissions.

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

Our Expansions and Investments

In January 2016, we acquired élan, an English proficiency training business. In March 2018, we acquired an additional 49% equity interest in Can-achieve to supplement our test preparation and college counseling business to improve our students’ university admission results. As of the date of this annual report, we hold a total of 70% equity interest in Can-achieve. In June 2018, we acquired a 75% equity interest in FGE, which is primarily engaged in providing overseas study consulting services. In December 2018, we acquired a 75% equity interest in Chengdu Yinzhe, which is primarily engaged in offering online career and education mentoring services to overseas Chinese students under the brand of “DreambigCareer.” In December 2018, we acquired BCS in the United Kingdom, which offers day and boarding education from ages two to 18. In March 2019, we purchased a 70% equity interest in Hangzhou Impression, a Zhejiang-based art training institution. In June 2019, we acquired a 25% equity interest in Start Camp, which provides one-stop solution in camp layout and program design for education department of local governments, education groups and real estate developers in China. In July 2019, we acquired CATS, which operates five overseas schools and three language training institutions across the United Kingdom and the United States as of the date of this annual report. In September 2019, we acquired St. Michael’s School and BIC located in the United Kingdom. In July 2020, we acquired a 51% equity interest in Shanghai Huodai Business Information Consulting Co., Ltd. (“Linstitute”), which offers high-quality and outcomes-focused online training services including Academic Olympiad and other world-wide recognized international courses. In September 2020, we entered into an agreement to acquire a 60% equity interest in Leti Camp, which specializes in providing summer and winter camp activities for teenagers and owns a comprehensive product offering in Hands-on Inquiry Based Learning (HIBL) and camp business. We plan to continue to make strategic investments into and acquisitions of overseas schools and complementary businesses to better serve our students and drive our future growth.

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

Our Students

Student admission

Our students enrolled in our kindergartens are primarily Chinese nationals from relatively affluent families. Our overseas schools recruit students from around the world, with a student body comprising around 76 different nationalities for the 2022 school year. The majority of the students in our overseas schools are from 14 to 18 years old.

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

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education. Our schools are staffed with different levels of teachers and educational staff. Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors. Educational staff include teaching assistants, librarians and medical staff. We seek to employ teachers that have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods. In the 2022 fiscal year, we had an average of 750 teachers and instructors globally.

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

Our Tuition

We charge our students tuition, boarding and other applicable fees generally prior to the beginning of each semester. Tuition and fees being paid in arrears is subject to special approval. We also accept monthly payment of fees at certain kindergartens we operate. We offer a partial refund if a student withdraws in the predetermined period. We may also offer tuition discounts to certain of Country Garden’s homeowners, our employees and employees of Country Garden. Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position. We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographic markets where our schools are located, the tuition charged by our competitors, our pricing strategy to gain market share and general economic conditions in China. Our tuition and fees charged for internationally accredited programs are typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former. For the 2022 school year, we charged average tuition and fees of RMB27,070 for domestic kindergartens and RMB227,363 for overseas schools.

Research and Curriculum Development

We believe we have devoted significant resources to our research and curriculum development efforts which are reflected in the course materials and effective teaching methods. We work with school teachers to develop, update and improve school curricula and course materials based upon students’ needs and the latest official government curricula or course outlines issued by the relevant international programs. As students’ academic ability levels vary, our curricula are designed with the flexibility to address a particular student’s strengths and weaknesses. Our teaching and research department works with school teachers to prepare or update such course curricula, and revises the curricula based on feedback from the classroom. To ensure our education quality can be upheld across schools, we have dedicated a professional team to designing curricula for the programs implemented in our schools and to keep our teaching materials updated with reference to the latest educational trends. Our overseas schools are continuously developing curriculum and academic extension activities to prepare students for admission to top universities. For example, preparation for students applying to Oxbridge has included preparation for admissions tests, workshops with a drama specialist to prepare students for interview, and mock interviews with academics from the University of Cambridge. Additionally, our overseas schools develop curricula in specific subject areas, which focus on the skills needed for interested students’ success at university.

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

Marketing

We historically marketed our schools in China primarily to students from families that purchased residential units developed by Country Garden. We distributed marketing brochures and offer site tours of our school to prospective home buyers visiting the sales centers for residential properties developed by Country Garden. Our relationship with Country Garden is synergistic because our schools enable Country Garden to meet the requisite local governmental requirements or market needs for schools in its residential communities and we may offer preferential student placements and tuition discounts as an incentive to prospective home buyers. We believe that the availability of and convenient access to quality education is a significant factor that drives home buying decisions.

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

●	Referrals. Word-of-mouth referrals by former and current students and their families have been a significant source of our student enrollment. We actively work with our alumni and current students to encourage them to recommend our programs to prospective students.

●	Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff. For example, we joined SPBCN to hold an online English spelling contest with more than 3,300 registered contestants.

●	Media advertising. From time to time, we may publish articles on popular local newspapers to promote our brand awareness and advocate for our education philosophy. We have also placed advertisements on searching engines and internet portals in China.

Our overseas schools depend on advertisements on related websites such as university targeted websites, generic campaigns on platforms such as Facebook and Instagram, and educational agencies to market themselves and recruit students. We have also assembled a team of specialists to offer support, training and guidance to the educational agencies and assist them in student recruitment.

Competition

The education service market in China is rapidly evolving, highly fragmented and competitive. We compete with a number of private kindergarten operators. We may also compete with local private kindergartens and quality education service providers in each region we have a presence. Similarly, our overseas schools compete against large operators such as Nord Anglia and Alpha Plus in the United Kingdom, as well as standalone private schools in each region. We believe we are well-positioned to replicate our success and compete effectively based on the following factors:

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

Properties and Facilities

We currently occupy a total combined gross floor area of approximately 22,140 square meters of facilities developed by Country Garden, all of which is leased. By utilizing the properties developed by Country Garden we avoid significant capital expenditures in connection with land procurement and facilities construction. We may also provide preferential student placements and tuition discounts to homeowners of the Country Garden properties. In recognition of our synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

As of the date of this annual report, we also own 60 properties and lease 35 facilities in the United Kingdom and the United States for school campuses and office use.

Intellectual Property

We have obtained a license to use certain trademarks, including “Country Garden” from Country Garden free of charge for a term expiring in 2028 and 2030. We have applied for or registered trademarks relating to our logos and names, including “Bright Scholar” and “Bo Shi Le” in China. As of the date of this annual report, we have registered 100 trademarks including “élan,” with the PRC Trademark Office and major domain names used for our operation with the China Internet Network Information Center, including www.brightscholar.com, brightscholar.net, www.bgyedu.cn, 博实乐.cn and 博实乐.com. As of the date of this annual report, we have registered a total of 71 trademarks and 71 domain names with relevant authorities in jurisdictions where we operate internationally. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education services, in particular for our international program which requires foreign-language education materials. We own copyrights to the course content we developed in-house.

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

The Special Administrative Measures for Access of Foreign Investment (Foreign Investment Access Negative List) set forth in the 2017 Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version), or the 2018 Negative List, promulgated on June 28, 2018 with effect on July 28, 2018, which imposes the same restriction and prohibition on foreign investors in the education sector besides one additional ban on religious education institutes. On June 30, 2019, the MOFCOM and the NDRC jointly released the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries in which foreign investment is encouraged to invest under the 2017 Catalog, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the 2018 Negative List. On June 23, 2020, the MOFCOM and the NDRC jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Version), or the 2020 Negative List, which superseded the 2019 Negative List on July 23, 2020. On December 27, 2021, the NDRC and the MOFCOM jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List which came into effect on January 1, 2022 and replaced the 2020 Negative List. The 2021 Negative List remains unchanged with respect to the education industry, while it further provides that any domestic enterprise, which is engaged in the field of business that foreign investment is prohibited from investing as set forth in the 2021 Negative List, shall be examined and approved by the relevant state authorities before issuing shares and listing and trading abroad. Besides, any foreign investor shall not participate in the management of such domestic enterprise, and its shareholding ratio shall follow the relevant provisions regulating foreign investors’ investment in domestic securities.

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

The Law for Promoting Private Education and the Implementation Rules

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013 and on December 29, 2018, and the Implementation Rules became effective on April 1, 2004 and was amended on April 7, 2021 and the amended version became effective on September 1, 2021. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution. Each of our schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA.

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

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools, whether for-profit or non-profit, may enjoy national preferential tax treatments, while non-profit private schools shall be entitled to the same preferential tax treatment as public schools. To date, however, no regulations have been promulgated by such authorities in this regard.

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

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter into the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such school’s annual inspection.

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. As of the date of this annual report, the majority of provincial governments in the PRC have promulgated their local rules which detail but for the most part repeat the provisions contained in the abovementioned state rules.

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

On May 14, 2021, the State Council announced the amended version of the Implementation Rules of the Law for Promoting Private Education, the other details of the operation requirement of non-profit schools and for-profit schools will further of the PRC, or the Implementation Rules, which became effective on September 1, 2021. Pursuant to the Amended Regulations, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where a private school other than private schools providing compulsory education conducts transactions with any related party, it shall follow the principles of openness, fairness and equality, determine the reasonable fees and regulate the decision-making, and shall not do detriment to the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

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

Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Regulating the Development and Deepening of the Reform of the Pre-School Education, which provides, among others, that (1) private kindergartens forming part or all of the assets of a listing vehicle are prohibited from listing on stock markets; (2) non-governmental capital is prohibited from controlling state-owned or collectively-owned kindergartens and non-profit kindergartens by ways of mergers and acquisitions, entrusted management, franchising, variable interest entities arrangements, or other forms of control agreements; (3) for-profit kindergartens which participate in acquisitions, franchising or chain operation shall file with education departments of the county level or above and make available to the public agreements entered into with relevant interested enterprises; (4) listed companies are prohibited from investing in for-profit kindergartens through financing through stock markets, and should not purchase assets of for-profit kindergartens by cash, issuance of shares or other similar means; and (5) provincial legislative bodies should promulgate implementing measures by June 2019 with regard to the election of private kindergartens to be registered as non-profit or for-profit schools and specify time-frame requirements for such registration. For a detailed description of the associated risks, see “Item 3. Key Information—Risks Factors—Risks Related to Our Business—Our ability to maintain the operation of our kindergartens and to expand our kindergarten network may be limited due to our listing status as well as the PRC laws and regulations, which may in turn affect our results of operations.” On September 7, 2020, the MOE published the Draft Preschool Education Law for public comments. The Draft Preschool Education Law is expected to tighten restrictions over kindergartens in pursuing profits and specify legal liabilities for the violation of such restrictions.

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

Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, currently has a total investment amount of RMB14.0 million (approximately US$2.0 million) and an initially subscribed registered capital RMB10.0 million (approximately US$1.5 million). We may provide shareholder loans of up to the U.S. dollar equivalent of RMB4.0 million (approximately US$0.6 million) to Zhuhai Bright Scholar, which is the difference between its total investment amount and registered capital. According to the Measures for the Reporting of Foreign Investment Information issued by MOFCOM and SAIC on December 30, 2019, which supersedes the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Invested Enterprises, the increase of total investment amount and registered capital of a foreign-invested enterprise must be reported to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System, and market regulatory departments shall forward such investment information reported by foreign investors or foreign-invested enterprises to commerce departments in a timely manner.

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

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

Under the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (2) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is related to or connected with it/him/her, approval from the MOFCOM is required.

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

Excellence Education Investment Limited(1)
Ultimate Wise Group Limited(1)
Sure Brilliant Global Limited(2)
Public Shareholders
61.17%(3)
13.02%(3)
4.21%(3)
21.6%
Bright Scholar Holdings (Cayman Islands)
100%
100%
100%
Bright Scholar (Enlightenment) Investment Holdings Limited
Bright Talent Holdings Limited (Cayman Islands)
Impetus Investment Limited (Cayman Islands)
100%
FGE Holdings Limited(BVI)
70%(4)
Bright Can-Achieve Limited (Hong Kong)
100%
Time Education China Holding Limited (Hong Kong)
100%
Bright Scholar (UK) Holdings Limited
100%
CATS Colleges Holdings Limited
100%
Other overseas schools
Outside China
Inside China
100%
100%
100%
100%
Time Elan Education Technology Co., Ltd
Guangdong Bright Scholar Education Technology Co., Ltd
Shenzhen Qianhai Xingkeyucai Teade Co., Ltd
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd
Meirong Yang
Wenjie Yang
95.0%
5.0%
Foshan Meiliang Education Technology Co., Ltd
Foshan Shangtai Education Technology Co., Ltd
Foshan Renliang Education Technology Co., Ltd
Foshan Yongliang Education Technology Co., Ltd
Foshan Zhiliang Education Technology Co., Ltd
Beijing Boteng Consulting Co., Ltd
Our Domestic Kindergartens
Part of Our Complementary Service
Equity interest
Sponsorship interest(5)
Contractual arrangement

(1)	Ultimately owned by Ms. Meirong Yang and Ms. Huiyan Yang, our ex-chairlady. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Ms. Meirong Yang and Ms. Huiyan Yang have also entered into an acting-in-concert arrangement, pursuant to which they consult with each other before voting and deciding on material matters in relation to the management of our company. Under such arrangement, if no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. Furthermore, Ms. Huiyan Yang and Ms. Meirong Yang are joint settlors and members of the two-person investment committee of Yeung Family Trust V, which controls Excellence Education Investment Limited and Ultimate Wise Group Limited.

(2)	Wholly owned by Ms. Huiyan Yang. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for information.

(3)	For the beneficial ownership of Ms. Meirong Yang and Ms. Huiyan Yang, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(4)	The remaining 30% equity interest is owned by CAN-ACHIEVE GLOBAL EDUCATION PARTNERS LIMITED, an unaffiliated third party.

(5)	Under PRC law, entities and individuals who establish private schools are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the right of a sponsor to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC.”

The following table sets forth the details of our significant subsidiaries, VIEs and schools/subsidiaries held by the VIEs from our continuing operations.

Subsidiaries	Place of Incorporation

Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman
Impetus Investment Limited	Cayman
New Bridge Management Co., Ltd	Cayman
Bright Scholar (Canada) Holdings Limited	Canada
Can-Achieve Academy Limited	Canada
Can-Achieve International Education Limited (Vancouver)	Canada
CEG Holdings Canada Inc.	Canada
FGE Holdings Limited	BVI
Bright Can-Achieve Limited	Hong Kong
Can-Achieve International Education Limited	Hong Kong
CEG Hong Kong JV Limited	Hong Kong
Foundation Global Education Limited	Hong Kong
Foundation Education China Limited	Hong Kong
Foundation Academy Limited	Hong Kong
Foundation Education Services Limited	Hong Kong
Time Education China Holdings Limited	Hong Kong
Xin Rui Management Co., Ltd.	Hong Kong
Bright Scholar (UK) Holdings Limited	United Kingdom
Bright Scholar (BCS) Limited	United Kingdom
Bright Scholar (BCS) Property Limited	United Kingdom
Bright Scholar (BCS) Management Limited	United Kingdom
Bright Scholar (BIC) Management Limited	United Kingdom
Bright Scholar (SM) Management Limited	United Kingdom
CATS Colleges Holdings Limited	United Kingdom
The Worthgate School Canterbury	United Kingdom
Guildhouse School London	United Kingdom
CATS Retail Limited	United Kingdom
Cambridge School of Visual and Performing Arts Limited	United Kingdom
Cambridge Arts and Science Limited	United Kingdom
Cambridge School of Art and Design Limited	United Kingdom
CEG Properties Limited	United Kingdom
CEG Colleges Limited	United Kingdom
CGS Administrative Services Limited	United Kingdom
Stafford House Companies Limited	United Kingdom
Stafford House School of English Limited	United Kingdom
Stafford House Study Holidays Limited	United Kingdom
Study Holidays Limited	United Kingdom
Cambridge Education Group Holdings Inc.	United States
CATS Academy Boston Inc.	United States
Boston Academy of English Inc.	United States
Intrax English Academies LLC	United States
Can-achieve Global Education, Inc	United States
Cambridge Education Technology (Shanghai) Co., Limited (China)	The PRC
Foundation Information Consulting (Shenzhen) Co., Ltd.	The PRC
Guangdong Bright Scholar Education Technology Co., Ltd.	The PRC
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd.	The PRC
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd.	The PRC

Guangdong Zhixing Weilai Logistics Management Co., Ltd.	The PRC
Beijing Jingshiboda Education Technology Co., Ltd.	The PRC
Zhuhai Hengqin Dingjia Education Consulting Limited	The PRC
Zhuhai Hengqin Kaidi Education Consulting Co., Ltd.	The PRC
Time Elan Education Technology Co., Ltd.	The PRC
Zhuhai Xin Xu Education Management Co., Ltd.	The PRC
Guangzhou Elan Education Consulting Co., Ltd.	The PRC
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	The PRC
Beijing Bolai Reading Culture Co., Ltd.	The PRC
Shenzhen Elan Education Training Co., Ltd.	The PRC
Foshan Shunde Elan Education Training Co., Ltd.	The PRC
Hangzhou Impression Arts Training Co., Ltd.	The PRC
Can-achieve (Beijing) Education Consulting Co., Ltd.	The PRC
Guangzhou Can-achieve Global Consulting Co., Ltd.	The PRC
Zhengzhou Dahua Education Consulting Co., Ltd.	The PRC
Bright Scholar Wanjia (Beijing) Education Consulting Co., Ltd.	The PRC
Beijing Can-achieve Lingying Information Consulting Co., Ltd.	The PRC
Bright Scholar Education Consulting (Huizhou) Co., Ltd.	The PRC
Beijing Yinxiang Bright Scholar Education Consulting Co., Ltd.	The PRC
Shanghai Yinle Arts Training Co., Ltd.	The PRC

VIEs	Place of Incorporation

Foshan Meiliang Education Technology Co., Ltd.	The PRC
Foshan Shangtai Education Technology Co., Ltd.	The PRC
Foshan Renliang Education Technology Co., Ltd.	The PRC
Foshan Yongliang Education Technology Co., Ltd.	The PRC
Foshan Zhiliang Education Technology Co., Ltd.	The PRC
Beijing Boteng Consulting Co., Ltd.	The PRC

Schools/subsidiaries held by VIEs	Place of Incorporation

Dreambig Career Limited	Hong Kong
Chengdu Boxuele Education Management Consulting Co., Ltd.	The PRC
Wuhan Mierdun Education Technology Limited	The PRC
Chengdu Yinzhe Education and Technology Co., Ltd.	The PRC
Chengdu Laizhe Education and Technology Co., Ltd.	The PRC
Chengdu Zhiyimeng Software Technology Co., Ltd.	The PRC
Guangzhou Elan Education and Training Co., Ltd.	The PRC
Shanghai Elan Education and Training Co., Ltd.	The PRC
Shanghai Bolai Training Center Co., Ltd.	The PRC
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	The PRC
Guangdong Xingjian Education Co., Ltd.	The PRC
Huidong Silver Beach Education Consulting Co., Ltd.	The PRC
Dongguan Qishi Country Garden Kindergarten Co., Ltd.	The PRC
Dongguan Qingxi Country Garden Kindergarten Co., Ltd.	The PRC
Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd.	The PRC
Guangzhou Huihua Education Consulting Co., Ltd.	The PRC
Beijing Huanxue International Travel Limited	The PRC
Guangdong Lebeimeng Education Consulting Co., Ltd.	The PRC
Guangzhou Xingzhu Information Technology Co., Ltd.	The PRC
Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd.	The PRC
Taishan Lebeimeng Education Consulting Co., Ltd.	The PRC
Beijing Huanxue Tianxia International Travel Limited	The PRC
Dongguan Dongcheng Bright Scholar Kindergarten Co., Ltd	The PRC
Chengdu Pidu Bright Scholar Kindergarten Co., Ltd.	The PRC
Huizhou Huiyang Lelebao Shenhui City Kindergarten Co., Ltd.	The PRC
Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd.	The PRC
Shanghai Huodai Commercial Information Consulting Co., Ltd.	The PRC
Shanghai Youxun Education Technology Co., Ltd.	The PRC
Shanghai Hanlin Education Technology Co., Ltd.	The PRC

Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd.	The PRC
Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd.	The PRC
Jiangxi Leti Culture and Tourism Development Co., Ltd.	The PRC
Aijia Education Training (Shanghai) Co., Ltd.	The PRC
Shanghai Xinghanhai Education Technology Co., Ltd.	The PRC
Shanghai Yuhanlin Education Technology Co., Ltd.	The PRC
Zhejiang Leti Travel Agency Co., Ltd.	The PRC
Jiangxi Yuanye Travel Agency Co., Ltd.	The PRC
Fuzhou Leti Camping Operation Management Co., Ltd.	The PRC
Jiangxi Leyan Education Management Co., Ltd.	The PRC
Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd.	The PRC
Jiangxi Jingrui International Travel Agency Co., Ltd.	The PRC

The following table sets forth the details of the significant subsidiaries, the VIE, i.e., BGY Education Investment, and schools/subsidiaries held by the VIE from our discontinued operations, collectively referred to as the Affected Entities throughout this annual report.

VIE	Place of Incorporation

BGY Education Investment Management Co., Ltd.	The PRC

Schools/subsidiaries held by the VIE	Place of Incorporation

Hubei Sannew Education Development Limited	The PRC
Wuhan Sannew American Middle School	The PRC
Heze Qiqiaoban Education Technology Limited	The PRC
Heze Economic Development Zone Qiqiaoban Huaqiao City Kindergarten	The PRC
Heze Economic Development Zone Electric Kindergarten	The PRC
Heze Qiqiaoban Juancheng Kindergarten	The PRC
Heze Mudan District Yihai Kindergarten	The PRC
Qiqiaoban Oscar Kindergarten	The PRC
Juye Phoenix Qiqiaoban Dongfang Xintiandi Kindergarten	The PRC
Caoxian Qiqiaoban Kindergarten	The PRC
Juancheng Shuncheng International Kindergarten	The PRC
Jining Yanzhou Lelebao Kindergarten	The PRC
Shangdong Boshiyou Education Consulting Limited	The PRC
Jining Boshiwei Education Consulting Limited	The PRC
Xiju Country Garden Kindergarten	The PRC
Huiyang Country Garden Kindergarten	The PRC
Country Garden Silver Beach Kindergarten	The PRC
Huaxi Country Garden International Kindergarten	The PRC
Ningxiang Country Garden School	The PRC
Maoming Country Garden Kindergarten	The PRC
Huaxi Country Garden International School	The PRC
Huadu Holiday Peninsula Kindergarten	The PRC
Dalang Country Garden Kindergarten	The PRC
Haoting Country Garden Kindergarten	The PRC
Huanan Country Garden School	The PRC
Huanan Country Garden Bilingual Kindergarten	The PRC
Wuhan Country Garden School	The PRC
Wuhan Country Garden Kindergarten	The PRC
Country Garden Venice Bilingual School	The PRC
Nansha Country Garden Bilingual Kindergarten	The PRC
Licheng Country Garden Bilingual Kindergarten	The PRC
Phoenix City Bilingual School	The PRC
Phoenix City Country Garden Kindergarten	The PRC
Phoenix City Bilingual Kindergarten	The PRC
Lanzhou Country Garden School	The PRC
Country Garden Experimental School	The PRC
Gaoming Country Garden Kindergarten	The PRC
Ningxiang Country Garden Foreign Language Training School	The PRC
Ningxiang Country Garden Kindergarten	The PRC

Country Garden Silver Beach School	The PRC
Enping Country Garden Kindergarten	The PRC
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	The PRC
Qingyuan Country Garden Bilingual Kindergarten	The PRC
Danyang Country Garden Kindergarten	The PRC
Laian Country Garden Foreign Language School	The PRC
Laian Country Garden Kindergarten	The PRC
Chuzhou Country Garden Kindergarten	The PRC
Country Garden Huacheng Kindergarten	The PRC
Country Garden Huacheng School	The PRC
Kaiping Country Garden Jade Bay Kindergarten	The PRC
Chuzhou Country Garden Foreign Language School	The PRC
Kaiping Country Garden School	The PRC
Shaoguan Country Garden Foreign Language School	The PRC
Xiangtan Yisuhe Country Garden Kindergarten	The PRC
Guangyuan Lizhou Kasijia Kindergarten	The PRC
Dongguan Humen Bright Scholar Country Garden Kindergarten	The PRC
Foshan Shunde Ronggui Street Country Garden Kindergarten	The PRC
Guangdong Lelebao Education Technology Co., Ltd.	The PRC
Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd.	The PRC
Shawan Country Garden Kindergarten	The PRC
Heshan Country Garden Kindergarten	The PRC
Heshan Country Garden School	The PRC
Huanan Country Garden Cuiyun Mountain Kindergarten	The PRC
Country Garden Venice Kindergarten	The PRC
Zengcheng Country Garden Kindergarten	The PRC
Zengcheng Country Garden School	The PRC
Fengxin Country Garden Kindergarten	The PRC
Phoenix City Fengyan Kindergarten	The PRC
Shenghua Country Garden Bilingual School	The PRC
Wuhan Qiaosheng Education Investment Co., Ltd.	The PRC
Wuhan Qingshan District Bilingual Kindergarten	The PRC
Wuhan Donghu Tech Development Zone Xinqiao Kindergarten	The PRC
Wuhan Donghu Tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten	The PRC
Wuhan Dongxihu District Dongqiao Kindergarten	The PRC
Wuhan Hongshan District Xinqiao Aijia Kindergarten	The PRC
Haiyang Country Garden Kindergarten	The PRC
Tianjin Beichen Lelebao Kindergarten	The PRC
Guangzhou Fettes School	The PRC
Guigang Gangbei Country Garden Lelebao Kindergarten	The PRC
Zhaoqing Lelebao Xingfuli Kindergarten	The PRC

Lanzhou Lelebao Hyde Country Kindergarten	The PRC
Lanzhou Lelebao Yorkshire Kindergarten	The PRC
Lanzhou Lelebao Edinburgh Kindergarten	The PRC
Jinan Zhangqiu Phoenix City Lelebao Kindergarten	The PRC
Jining Jizhou Yinxiang Lelebao Kindergarten	The PRC
Jining Feicuiwan Lelebao Kindergarten	The PRC
Heze Mudan District Culture City Kindergarten	The PRC
Weifang Boshixin Education Consulting Co., Ltd.	The PRC
Jinan Boshixing Education Consulting Co., Ltd.	The PRC
Guangdong Country Garden School	The PRC
Taishan Country Garden School	The PRC
Jurong Country Garden School	The PRC
Wuyi Country Garden Bilingual School	The PRC
Anqiu Lelebao Kindergarten	The PRC
Jurong Lelebao Yunxiyuan Kindergarten	The PRC
Tianjin Wuqing Ziquantingyuan Lelebao Kindergarten	The PRC
Yiwu Bright Scholar Education Consulting Management Co. Ltd.	The PRC
Henan Lelebao Education Consulting Management Co. Ltd.	The PRC
Jinxiang Lelebao Kindergarten	The PRC
Xianning Bright Scholar Country Garden Bilingual School	The PRC
Shouguang Feicuihuafu Lelebao Kindergarten	The PRC

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

Equity Pledge Agreements. Pursuant to the equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably pledged all of their respective equity interests in the VIEs to Zhuhai Bright Scholar to guarantee performance of the obligations of the VIEs under the call option agreements, power of attorneys and exclusive management services and business cooperation agreements, each as described above. Ms. Meirong Yang and Mr. Wenjie Yang each agreed that without prior written consent of Zhuhai Bright Scholar, they shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Unless terminated, the equity pledge agreements remain in full force and effect until all of the obligations of Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs under the agreements described above have been duly performed and related payments are duly paid. The pledge of equity interests in the VIEs has been effective upon the registration with the local branch of SAIC.

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

The Implementation Rules have had significant impacts on our business and our results of operations. After consultation with its PRC legal counsel and external advisors, we have reached the conclusion that, as a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities, which primarily include our private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China that are affected by the Implementation Rules. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities, by August 31, 2021 while continuing to provide essential services to keep these schools open.

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

For our continuing operations, our revenue was RMB1,476.3 million, RMB1,401.8 million and RMB1,714.0 million (US$248.8 million) for the 2020, 2021 and 2022 fiscal years, respectively; our net loss was RMB307.3 million, RMB535.1 million and RMB703.5 million (US$102.1 million) for the same periods, respectively. We use adjusted net loss, which excludes share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, and income/(loss) from discontinued operations, net of tax, in evaluating our ongoing results of operations. Our adjusted net loss was RMB283.6 million, RMB420.2 million and RMB141.7 million (US$20.6 million) for the 2020, 2021 and 2022 fiscal years, respectively. See “—Non-GAAP measures” for details.

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

	2020 school year		2021 school year		2022 school year
	Number	% of total	Number	% of total	Number	% of total
Domestic Kindergartens	541	14.4	939	28.6	1,171	33.0
Overseas Schools(1)	3,212	85.6	2,343	71.4	2,377	67.0
Total	3,753	100.0	3,282	100.0	3,548	100.0

(1)	For the purpose of calculating average number of students enrolled at our schools, we do not take into account students at our language training institutions.

Our total student enrollment for our continuing operations for the 2020, 2021 and 2022 fiscal years was 3,753, 3,282 and 3,548 respectively. Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, the expansion of our school network.

Student enrollment is also affected by the number and capacity of our schools. The following table sets forth the number and capacity of schools for our continuing operations as of the dates indicated.

	As of September 1,
	2020		2021		2022
	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity
Domestic Kindergartens	5	1,644	8	2,764	8	2,764
Overseas Schools	8	4,422	8	4,422	8	4,260
Total	13	6,066	16	7,186	16	7,024

The total number of schools within our school network for our continuing operations for the 2020, 2021 and 2022 fiscal year was 13, 16 and 16, respectively.

As utilization rates are generally higher for schools that have been in operation for a longer period of time, the unutilized capacity at our recently opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. The utilization rate is defined as the average of monthly student enrollment at a school for a period divided by the school capacity as of the start of such period. The average utilization rate for our domestic kindergartens as of August 31, 2022 was 42.4%.

Our tuition and fees

Our results of operations are affected by the level of the tuition and fees we charge our students. We charge tuition and fees based on the type of school that the student is enrolled at, the location of the school and, in certain cases, the student’s grade level. We generally seek to gradually increase our tuition and fee level without compromising our student enrollment. The tuition and fees we charge are subject to approval by the competent government pricing authorities. The government pricing authorities, at both the provincial and local levels, have broad powers to regulate the private education industry in China including the tuition, room and boarding fees and other fees charged by schools. The following table sets forth the average tuition and fees of our schools for our continuing operations in the school years indicated.

	2020 school year	2021 school year	2022 school year
	RMB	RMB	RMB	US$
Domestic Kindergartens	17,095	25,703	27,070	3,929
Overseas Schools(1)	207,643	203,337	227,363	33,004

(1)	For the purpose of calculating average tuition and fees of our schools, we do not take into account students at our language training institutions.

For the 2020, 2021 and 2022 school years, our average tuition and fees across all of our domestic kindergartens for our continuing operations were RMB17,095. RMB25,703 and RMB27,070, respectively. Our tuition and fees charged for overseas schools take into consideration of market rates and consumption levels of the relevant countries and areas where our schools are located. For the 2020, 2021 and 2022 school years, our average tuition and fees per student for overseas schools were RMB207,643, RMB203,337 and RMB227,363, respectively. The fluctuation was largely attributable to the impact of the COVID-19 pandemic.

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

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability. The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. The ratio of the number of our students to the number of our teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins. Our student-to-teacher ratio for our overseas schools and domestic kindergartens in the 2022 school years was 6.7 and 6.5, respectively. We had a negative operating margin of 8.4%, 27.8% and 35.4% in the 2020, 2021 and 2022 fiscal years, respectively.

Our newly established schools’ ability to grow rapidly during the ramp-up period following their establishment is expected to result in their growing brand value and increasing student enrollment, which will improve the capacity utilization of their campuses and further result in greater operating leverage and increasing profitability at these schools.

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

	Year Ended August 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentage)
Overseas schools	835,927	56.6	502,607	35.9	652,773	94,756	38.1
Complementary education services	540,387	36.6	625,640	44.6	636,615	92,410	37.1
Domestic kindergartens and K-12 operation services	100,033	6.8	273,533	19.5	424,577	61,631	24.8
Total	1,476,347	100.0	1,401,780	100.0	1,713,965	248,797	100.0

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

	Year Ended August 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentages)
Overseas schools	588,840	70.4	513,871	102.2	574,744	83,429	88.0
Complementary education services	338,363	62.6	382,548	61.1	373,753	54,254	58.7
Domestic Kindergartens and K-12 Operation Services	132,334	132.3	283,844	103.8	288,809	41,923	68.0
Total	1,059,537	71.8	1,180,263	84.2	1,237,306	179,606	72.2

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses. Our selling, general and administrative expenses were RMB562.6 million, RMB535.9 million and RMB539.9 million (US$78.4 million) in the 2020, 2021 and 2022 fiscal years, respectively, accounting 38.1%, 38.2% and 31.5% of our revenue for the same periods, respectively.

Results of Operations

Reportable Segment

During the year ended August 31, 2021, we operated under three reportable segments, which included Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services. Since then and up to the date of this annual report, the composition of our reportable segments has remained unchanged.

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

	Year Ended August 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Continuing operations
Revenue	1,476,347	100.0	1,401,780	100.0	1,713,965	248,797	100.0
Cost of revenue	(1,059,537)	(71.8)	(1,180,263)	(84.2)	(1,237,306)	(179,606)	(72.2)

Gross profit	416,810	28.2	221,517	15.8	476,659	69,191	27.8
Selling, general and administrative expenses	(562,600)	(38.1)	(535,878)	(38.2)	(539,893)	(78,370)	(31.5)
Other operating income	34,761	2.4	24,969	1.8	5,339	775	0.3
Impairment loss on operating lease right-of-use assets	(12,772)	(0.9)	(15,575)	(1.1)	(8,861)	(1,286)	(0.5)
Impairment loss on goodwill	-	-	(84,730)	(6.0)	(419,805)	(60,938)	(24.5)
Impairment loss on intangible assets	-	-	-	-	(113,385)	(16,459)	(6.6)
Impairment loss on property and equipment	-	-	-	-	(6,586)	(956)	(0.4)
Operating loss	(123,801)	(8.4)	(389,697)	(27.8)	(606,532)	(88,043)	(35.4)
Interest expenses, net	(162,912)	(11.0)	(169,693)	(12.1)	(127,840)	(18,557)	(7.5)
Investment income	54,166	3.7	129,575	9.2	135,309	19,641	7.9
Other expenses	(10,364)	(0.7)	(10,137)	(0.7)	(5,808)	(843)	(0.3)
Loss before income taxes and share of equity in loss of unconsolidated affiliates	(242,911)	(16.5)	(439,952)	(31.4)	(604,871)	(87,802)	(35.3)
Income tax expenses	(63,815)	(4.3)	(94,176)	(6.7)	(58,919)	(8,553)	(3.4)
Share of equity in loss of unconsolidated affiliates	(595)	(0.0)	(1,018)	(0.1)	(39,747)	(5,770)	(2.3)
Net loss from continuing operations	(307,321)	(20.8)	(535,146)	(38.2)	(703,537)	(102,125)	(41.0)
Income from discontinued operations, net of tax	471,495	31.9	369,343	26.3	-	-	-
Net income/(loss)	164,174	11.1	(165,803)	(11.8)	(703,537)	(102,125)	(41.0)

Less: Net income/(loss) attributable to the non-controlling interests	3,169	0.2	(112,998)	(8.1)	5,803	842	0.3
Net income/(loss) attributable to Bright Scholar Holdings ordinary shareholders	161,005	10.9	(52,805)	(3.8)	(709,340)	(102,967)	(41.4)
Amounts attributable to Bright Scholar Holdings shareholders
Net loss from continuing operations	(316,878)	(21.5)	(540,768)	(38.6)	(709,340)	(102,967)	(41.4)
Income from discontinued operations, net of tax	477,883	32.4	487,963	34.8	-	-	-
Net income/(loss) attributable to Bright Scholar Holdings shareholders	161,005	10.9	(52,805)	(3.8)	(709,340)	(102,967)	(41.4)
Net (loss)/earnings per share attributable to ordinary shareholders - basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	(2.64)		(4.54)		(5.98)	(0.87)
Net income from discontinued operations attributable to ordinary shareholders	3.98		4.09		-	-
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders	1.34		(0.45)		(5.98)	(0.87)
Weighted average shares used in calculating net earnings per ordinary share, basic and diluted	120,158,001		119,220,331		118,697,495	118,697,495

Non-GAAP measures

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) and adjusted operating income/(loss) as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, and income/(loss) from discontinued operations, net of tax. We define adjusted operating income/(loss) from continuing operations as net operating income/(loss) from continuing operations excluding share-based compensation expense, amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, and impairment loss on property and equipment.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly acquired and long-held business as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss). In addition, due to the impact of the Implementation Rules, the Affected Entities deconsolidated is classified as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA.

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

The following tables continuing operations, adjusted operating income/(loss) from continuing operations for the periods indicated to their respective most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	Year Ended August 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Reconciliation of gross profit to adjusted gross profit
Gross profit from continuing operations	416,810	221,517	476,659	69,191
Add: Amortization of intangible assets	26,754	16,141	17,814	2,586
Adjusted gross profit from continuing operations	443,564	237,658	494,473	71,777

Reconciliation of operating loss to adjusted operating loss
Operating loss from continuing operations	(123,801)	(389,697)	(606,532)	(88,043)
Add: Share-based compensation expense	(10,631)	1,865	(816)	(118)
Add: Amortization of intangible assets	26,754	16,141	17,814	2,586
Add: Impairment loss on operating lease right-of-use assets	12,772	15,575	8,861	1,286
Add: Impairment loss on goodwill	-	84,730	419,805	60,938
Add: Impairment loss on intangible assets	-	-	113,385	16,459
Add: Impairment loss on property and equipment	-	-	6,586	956
Adjusted operating loss from continuing operations	(94,906)	(271,386)	(40,897)	(5,936)

Reconciliation of net income/(loss) to adjusted net loss
Net income/(loss)	164,174	(165,803)	(703,537)	(102,125)
Add: Share-based compensation expense	(10,631)	1,865	(816)	(118)
Add: Amortization of intangible assets	26,754	16,141	17,814	2,586
Add: Tax effect of amortization of intangible assets	(5,148)	(3,343)	(3,764)	(546)
Add: Impairment loss on operating lease right-of-use assets	12,772	15,575	8,861	1,286
Add: Impairment loss on goodwill	-	84,730	419,805	60,938
Add: Impairment loss on intangible assets	-	-	113,385	16,459
Add: Impairment loss on property and equipment	-	-	6,586	956
Less: Income from discontinued operations, net of tax	471,495	369,343	-	-
Adjusted net loss	(283,574)	(420,178)	(141,666)	(20,564)

Reconciliation of net income/(loss) to adjusted EBITDA
Net income/(loss)	164,174	(165,803)	(703,537)	(102,125)
Add: Interest expense, net	162,912	169,693	127,840	18,557
Add: Income tax expense	63,815	94,176	58,919	8,553
Add: Depreciation and amortization	118,160	138,847	115,934	16,829
Add: Share-based compensation expense	(10,631)	1,865	(816)	(118)
Add: Impairment loss on operating lease right-of-use assets	12,772	15,575	8,861	1,286
Add: Impairment loss on goodwill	-	84,730	419,805	60,938
Add: Impairment loss on intangible assets	-	-	113,385	16,459
Add: Impairment loss on property and equipment	-	-	6,586	956
Less: Income from discontinued operations, net of tax	471,495	369,343	-	-
Adjusted EBITDA	39,707	(30,260)	146,977	21,335

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

	Year Ended August 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue	1,476,347	100.0	1,401,780	100.0	1,713,965	248,797	100
Overseas schools	835,927	56.6	502,607	35.9	652,773	94,756	38.1
Complementary education services	540,387	36.6	625,640	44.6	636,615	92,410	37.1
Domestic kindergartens and K-12 operation services	100,033	6.8	273,533	19.5	424,577	61,631	24.8
Cost of revenue	(1,059,537)	(71.8)	(1,180,263)	(84.2)	(1,237,306)	(179,606)	(72.2)
Overseas schools	(588,840)	(70.4)	(513,871)	(102.2)	(574,744)	(83,429)	(88.0)
Complementary education services	(338,363)	(62.6)	(382,548)	(61.1)	(373,753)	(54,254)	(58.7)
Domestic kindergartens and K-12 operation services	(132,334)	(132.3)	(283,844)	(103.8)	(288,809)	(41,923)	(68.0)
Gross profit/(loss)	416,810	28.2	221,517	15.8	476,659	69,191	27.8
Overseas schools	247,087	29.6	(11,264)	(2.2)	78,029	11,327	12.0
Complementary education services	202,024	37.4	243,092	38.9	262,862	38,156	41.3
Domestic kindergartens and K-12 operation services	(32,301)	(32.3)	(10,311)	(3.8)	135,768	19,708	32.0

Year ended August 31, 2021 compared to year ended August 31, 2022

Revenue. Our revenue from continuing operations increased by 22.3% from RMB1,401.8 million in the 2021 fiscal year to RMB1,714.0 million (US$248.8 million) in the 2022 fiscal year.

●	Overseas schools. Our revenue from overseas schools increased by 29.9% from RMB502.6 million in the 2021 fiscal year to RMB652.8 million (US$94.8 million) in the 2022 fiscal year, primarily due to the recovery of overseas schools’ operation from pandemic.

●	Complementary education services. Our revenue from complementary education services increased by 1.8% from RMB625.6 million in the 2021 fiscal year to RMB636.6 million (US$92.4 million) in the 2022 fiscal year, primarily due to the recovery of overseas study counselling and career counselling business.

●	Domestic kindergartens and K-12 operation services. Our revenue from domestic kindergartens and K-12 operation services increased by 55.2% from RMB273.5 million in the 2021 fiscal year to RMB424.6 million (US$61.6 million) in the 2022 fiscal year, primarily due to the increase in revenue generated from catering services and expansion of procurement services.

Cost of revenue. Our cost of revenue increased by 4.8% from RMB1,180.3 million in the 2021 fiscal year to RMB1,237.3 million (US$179.6 million) in the 2022 fiscal year, primarily due to increased teaching activities in our overseas schools, which have recovered from the pandemic to certain extent.

●	Overseas schools. Our costs of revenue incurred by our overseas schools increased by 11.8% from RMB513.9 million in the 2021 fiscal year to RMB574.7 million (US$83.4 million) in the 2022 fiscal year, as our overseas schools have recovered from the pandemic to certain extent.

●	Complementary education services. Our cost of revenue incurred by complementary education services was relatively stable, which decreased by 2.3% from RMB382.5 million in the 2021 fiscal year to RMB373.8 million (US$54.3 million) in the 2022 fiscal year, primarily due to our effective cost control measures.

●	Domestic kindergartens and K-12 operation services. Our cost of revenue incurred by domestic kindergartens and K-12 operation services was relatively stable, which increased by 1.7% from RMB283.8 million in the 2021 fiscal year to RMB288.8 million (US$41.9 million) in the 2022 fiscal year, primarily due to our effective cost control measures.

Gross profit. As a result of the foregoing, our gross profit increased by 115.2% from RMB221.5 million in the 2021 fiscal year to RMB476.7 million (US$69.2 million) in the 2022 fiscal year. Our gross margin increased from 15.8% in the 2021 fiscal year to 27.8% in the 2022 fiscal year, primarily due to the continuous recovery of our overseas business, our overseas study counselling and career counselling businesses.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 0.7% from RMB535.9 million in the 2021 fiscal year to RMB539.9 million (US$78.4 million) in the 2022 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue decreased from 38.3% in the 2021 fiscal year to 31.4% in the 2022 fiscal year. The increase in selling, general and administrative expenses was primarily due to increased management and administrative activities in our overseas schools, which to certain extent have recovered from the pandemic.

Impairment loss on operating lease right-of-use assets. We recorded an impairment loss on operating lease right-of-use assets of RMB8.9 million (US$1.3 million) in the 2022 fiscal year as compared to RMB15.6 million in the 2021 fiscal year.

Impairment loss on goodwill. We recorded an impairment loss on goodwill of RMB419.8 million (US$60.9 million) in the 2022 fiscal year as compared to RMB84.7 million in the 2021 fiscal year. The impairment is recorded in overseas schools reportable segment and complementary education services reportable segment in the 2022 and 2021 fiscal year, respectively.

Impairment loss on intangible assets. We recorded an impairment loss on intangible assets of RMB113.4 million (US$16.5 million) in the 2022 fiscal year as compared to RMB nil in the 2021 fiscal year. The impairment is recorded in overseas schools reportable segment in the 2022 fiscal year.

Operating loss. As a result of the foregoing, we experienced an operating loss of RMB389.7 million in the 2021 fiscal year and RMB606.5 million (US$88.0 million) in the 2022 fiscal year.

Interest expense, net. We recorded a net interest expense of RMB127.8 million (US$18.6 million) in the 2022 fiscal year as compared to RMB169.7 million in the 2021 fiscal year. The decrease was mainly due to the fluctuation of foreign currency exchange rates and the redemption of senior notes.

Income tax expense. Our income tax expense was RMB58.9 million (US$8.6 million) in the 2022 fiscal year. Our effective tax rate decreased from 52.4% in the 2021 fiscal year to -5.6% in the 2022 fiscal year, primarily due to the non-deductible expense of impairment loss on goodwill and impairment loss on intangible assets.

Loss for the year. As a result of the foregoing, we experienced a net loss from continuing operations of RMB535.1 million for the 2021 fiscal year and a net loss of RMB703.5 million (US$102.1 million) for the 2022 fiscal year.

Adjusted net loss. We recorded an adjusted net loss of RMB141.7 million (US$20.6 million) for the 2022 fiscal year, compared to an adjusted net loss of RMB420.2 million for the 2021 fiscal year. See “—Non-GAAP measures.”

Year ended August 31, 2020 compared to year ended August 31, 2021

Revenue. Our revenue from continuing operations decreased by 5.1% from RMB1,476.3 million in the 2020 fiscal year to RMB1,401.8 million in the 2021 fiscal year.

●	Overseas schools. Our revenue from overseas schools decreased by 39.9% from RMB835.9 million in the 2020 fiscal year to RMB502.6 million in the 2021 fiscal year, primarily due to impact of the global COVID-19 pandemic on our overseas schools, which caused temporary shutdowns of campuses and resulted in our decreased revenue from boarding and accommodation services.

●	Complementary education services. Our revenue from complementary education services increased by 15.8% from RMB540.4 million in the 2020 fiscal year to RMB625.6 million in the 2021 fiscal year, primarily due to a moderate recovery of our camp and domestic tour business and after school all-round education services as compared to the previous fiscal year.

●	Domestic kindergartens and K-12 operation services. Our revenue from domestic kindergartens and K-12 operation services increased by 173.4% from RMB100.0 million in the 2020 fiscal year to RMB273.5 million in the 2021 fiscal year, primarily due to increase in revenue from catering services.

Cost of revenue. Our cost of revenue increased by 11.4% from RMB1,059.5 million in the 2020 fiscal year to RMB1,180.3 million in the 2021 fiscal year, primarily due to the growing size of our catering services.

●	Overseas schools. Our costs of revenue incurred by our overseas schools decreased by 12.7% from RMB588.8 million in the 2020 fiscal year to RMB513.9 million in the 2021 fiscal year, primarily due to our effective cost control measures.

●	Complementary education services. Our cost of revenue incurred by complementary education services increased by 13.1% from RMB338.4 million in the 2020 fiscal year to RMB382.5 million in the 2021 fiscal year, which was largely in line with the growth of our complementary education services in this fiscal year.

●	Domestic kindergartens and K-12 operation services. Our cost of revenue incurred by domestic kindergartens and K-12 operation services increased by 114.5% from RMB132.3 million in the 2020 fiscal year to RMB283.8 million in the 2021 fiscal year, primarily due to an increase in the provision of catering services.

Gross profit. As a result of the foregoing, our gross profit decreased by 46.9% from RMB416.8 million in the 2020 fiscal year to RMB221.5 million in the 2021 fiscal year. Our gross margin decreased from 28.2% in the 2020 fiscal year to 15.8% in the 2021 fiscal year, primarily due to a decrease in the gross margin of our overseas school business caused by the still ongoing COVID-19 pandemic.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 4.7% from RMB562.6 million in the 2020 fiscal year to RMB535.9 million in the 2021 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue increased slightly from 38.1% in the 2020 fiscal year to 38.2% in the 2021 fiscal year. The decrease in selling, general and administrative expenses was primarily due to decreased managerial and administrative activities in our overseas schools caused by the COVID-19 pandemic.

Impairment loss on operating lease right-of-use assets. We recorded an impairment loss on operating lease right-of-use assets of RMB15.6 million in the 2021 fiscal year as compared to RMB12.8 million in the 2020 fiscal year. The increase was primarily due to the increased adverse impact from the COVID-19 pandemic overseas.

Impairment loss on goodwill. We recorded an impairment loss on goodwill of RMB84.7 million in the 2021 fiscal year as compared to nil in the 2020 fiscal year. The impairment loss on goodwill in 2021 fiscal year was related to our career counseling business that was adversely affected by the COVID-19 pandemic and after-school program business that was adversely affected by the recently promulgated regulations on after-school tutoring in China.

Operating loss. As a result of the foregoing, we experienced an operating loss of RMB123.8 million in the 2020 fiscal year and RMB389.7 million in the 2021 fiscal year.

Interest expense, net. We recorded a net interest expense of RMB169.7 million in the 2021 fiscal year as compared to RMB162.9 million in the 2020 fiscal year.

Income tax expense. Our income tax expense was RMB94.2 million in the 2021 fiscal year. Our effective tax rate increased from 22.8% in the 2020 fiscal year to 52.4% in the 2021 fiscal year, primarily due to the increase of undeductible expenses and impairment loss on goodwill.

Loss for the year. As a result of the foregoing, we experienced a net loss from continuing operations of RMB307.3 million for the 2020 fiscal year and a net loss of RMB535.1 million for the 2021 fiscal year.

Adjusted net loss. We recorded an adjusted net loss of RMB420.2 million for the 2021 fiscal year, compared to an adjusted net loss of RMB283.6 million for the 2020 fiscal year. See “—Non-GAAP measures.”

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities and proceeds from our financing activities. As of August 31, 2020, 2021 and 2022, we had RMB2,011.9 million, RMB1,515.2 million and RMB857.8 million (US$124.5 million), respectively, in cash and cash equivalents and restricted cash for our continuing operations. Approximately 53.2% of our cash and cash equivalents and restricted cash as of August 31, 2022 for our continuing operations were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We intend to finance our future working capital requirements and capital expenditures primarily from cash generated from operating activities, and to a lesser extent, from debt and equity financing activities.

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

	Year Ended August 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	491,227	698,808	47,173	6,848
Net cash generated from/(used in) investing activities	72,567	(3,079,036)	(836,769)	(121,465)
Net cash generated from/(used in) financing activities	675,703	(446,534)	101,383	14,717
Net increase/(decrease) in cash and cash equivalents, and restricted cash	1,239,497	(2,826,762)	(688,213)	(99,900)
Cash and cash equivalents, and restricted cash at beginning of the year	3,265,014	4,423,937	1,515,163	219,939
Effect of exchange rate change	(80,574)	(82,012)	30,834	4,476
Cash and cash equivalents, and restricted cash at end of the year	4,423,937	1,515,163	857,784	124,515

Operating activities

We generate cash from operating activities primarily from tuition and fees for our schools and fees for our complementary education services, all of which are typically paid in advance before the respective services are rendered. Tuition and fees for schools and fees for our complementary education services are initially recorded under contract liabilities. We recognize such amounts received as revenue proportionately over the relevant period in which the students attend the applicable programs.

For the 2022 fiscal year, we had net cash generated from operating activities of RMB47.2 million (US$6.8 million). This amount represents our net loss of RMB703.5 million (US$102.1 million), adjusted primarily for (1) noncash lease expenses of RMB132.4 million (US$19.2 million), (2) depreciation of RMB98.1 million (US$14.2 million), (3) share of equity in loss of unconsolidated affiliates of RMB39.7 million (US$5.8 million), (4) impairment loss on goodwill of RMB419.8 million (US$60.9 million), (5) impairment loss on intangible assets of RMB113.4 million (US$16.5 million) and (6) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of RMB114.8 million (US$16.7 million) in contract liabilities, (2) an increase of RMB86.5 million (US$12.6 million) in the amounts due to related parties, (3) an increase of RMB74.9 million (US$10.9 million) in accrued expenses and other current liabilities, partially offset by a decrease of other assets and liabilities in RMB132.1 million (US$19.2 million) and a decrease of operating lease liabilities in RMB113.6 million (US$16.5 million).

For the 2021 fiscal year, we had net cash generated from operating activities of RMB698.8 million. This amount represents our net loss of RMB165.8 million, adjusted primarily for (1) depreciation of RMB188.8 million, (2) noncash lease expenses of RMB257.2 million, (3) impairment loss on goodwill of RMB84.7 million, (4) loss on deconsolidation of Affected Entities of RMB261.3 million, and (4) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of RMB220.3 million in accrued expenses and other current liabilities and (2) an increase of RMB162.8 million in contract liabilities, partially offset by a decrease of lease liabilities in RMB213.8 million.

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

Investing activities

For the 2022 fiscal year, we had net cash used in investing activities of RMB836.8 million (US$121.5 million), primarily attributable to (1) purchase of short-term investments of RMB2,337.0 million (US$339.2 million), (2) additions of property and equipment and intangible assets of RMB89.6 million (US$13.0 million), partially offset by proceeds from redemption of short-term investments upon maturity of RMB1,536.5 million (US$223.0 million) and proceeds from loan receivable of RMB55.4 million (US$8.0 million).

For the 2021 fiscal year, we had net cash used in investing activities of RMB3,079.0 million, primarily attributable to (1) purchase of short-term investments of RMB3,892.7 million, (2) additions of property and equipment and intangible assets of RMB158.7 million and net cash outflow of RMB2,912.3 million from loss of control of Affected Entities, partially offset by proceeds from redemption of short-term investments upon maturity of RMB3,905.7 million.

For the 2020 fiscal year, we had net cash generated from investing activities of RMB72.6 million, primarily attributable to proceeds from redemption of short-term investments upon maturity of RMB2,390.0 million, partially offset by (1) purchase of short-term investments of RMB2,156.6 million, (2) additions of property and equipment and intangible assets of RMB 149.8 million.

Financing activities

For the 2022 fiscal year, we had net cash used in financing activities of RMB101.4 million (US$14.7 million), representing (1) dividend payment to shareholders of RMB27.5 million (US$4.0 million), (2) repurchase of ordinary shares of RMB9.2 million (US$1.3 million), (3) repurchase of senior notes of RMB1,908.2 million (US$277.0 million) and (4) repayment of bank loans of RMB1,221.8 million (US$177.4 million), partially offset by proceeds from bank loan of RMB629.0 million (US$91.3 million) and proceeds from promissory note of RMB877.5 million (US$127.4 million).

For the 2021 fiscal year, we had net cash used in financing activities of RMB446.5 million, representing (1) dividend payment to shareholders of RMB92.6 million, (2) repurchase of ordinary shares of RMB24.6 million, (3) repurchase of senior notes of RMB80.2 million and (4) repayment of bank loans of RMB1,228.6 million, (4) payment for acquisition of Chengdu Yinzhe and Linstitute of RMB22.6 million and RMB12.2 million, partially offset by proceeds from bank loan of RMB1,047.2 million.

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

Capital Expenditures

We incurred capital expenditures of RMB149.8 million, RMB158.7 million and RMB89.6 million (US$13.0 million) in the 2020, 2021 and 2022 fiscal years, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China, the United Kingdom, the United States and Canada. As a result, our ability to pay dividends depends upon dividends paid by these subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our for-profit schools must allocate no less than 10% of their annual net income, and our non-profit schools must allocate no less than 10% of their annual increase in the unrestricted net assets of the school for such purposes. For the 2020, 2021 and 2022 fiscal years, our PRC subsidiaries and affiliated entities made apportions of RMB0.6 million, RMB1.9 million and RMB12.3 million (US$1.8 million) to the statutory surplus reserve fund, and our schools made no apportions to the development fund. Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions for our continuing operations of (1) the VIEs and (2) our subsidiaries for the periods indicated as a percentage of total revenues.

	As of August 31,
	2020		2021		2022
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except percentages)
The VIEs	239,968	16.3%	311,373	22.2%	327,573	47,550	19.1%
Our subsidiaries	1,236,379	83.7%	1,090,407	77.8%	1,386,392	201,247	80.9%
Total revenues	1,476,347	100.0%	1,401,780	100.0%	1,713,965	248,797	100.0%

The following table sets forth the respective asset contributions of (1) BGY Education Investment and the six newly established companies, including Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., Beijing Boteng Education Consulting Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd. and Foshan Yongliang Education Technology Co., Ltd., collectively referred to as the “New VIE Entities”, see Note 2 to our consolidated financial statements pursuant to Item 17 of Part III of this annual report for more details, and (2) our subsidiaries as of the date indicated as a percentage of total assets.

	As of August 31,
	2020*		2021*		2022
	RMB	% of total asset	RMB	% of total asset	RMB	US$	% of total asset
	(in thousands, except percentages)
The VIEs	4,151,628	30.8%	765,945	9.0%	626,055	90,877	12.6%
Our subsidiaries	9,312,308	69.2%	7,786,245	91.0%	4,327,076	628,115	87.4%
Total asset	13,463,936	100.0%	8,552,190	100.0%	4,953,131	718,992	100.0%

*	Include restated items. See “Explanatory Note” on the cover page for more information.

Financial Information Related to the VIEs

The following balances of VIEs as of August 31, 2021 and 2022, were included in our consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of August 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	142,609	142,642	20,706
Restricted cash, net	2,943	10,410	1,511
Accounts receivable, net	2,857	2,416	351
Amounts due from related parties, net	11	10,375	1,506
Other receivables, deposits and other assets, net	20,011	16,884	2,451
Inventories	4,761	5,748	834
Amounts due from Affected Entities, net	133,092	-	-
Total current assets	306,284	188,475	27,359
Restricted cash - non current	1,450	1,650	240
Property and equipment, net	25,034	46,747	6,786
Prepayments for construction contract	-	4,025	584
Intangible assets, net	46,253	44,137	6,407
Goodwill, net	227,814	227,814	33,069
Long-term investments	70,315	30,289	4,397
Operating lease right-of-use assets non-current	87,752	76,607	11,120
Other non-current assets, net	1,043	6,311	916
Total non-current assets	459,661	437,580	63,519
TOTAL ASSETS	765,945	626,055	90,878
LIABILITIES
Current liabilities
Accounts payable	10,941	6,154	893
Amounts due to related parties	5,641	294,164	42,701
Accrued expenses and other current liabilities	13,876	27,790	4,034
Income tax payable	19,091	19,983	2,901
Contract liabilities	139,126	107,494	15,604
Refund liabilities	10,398	9,458	1,373
Operating lease liabilities	12,005	20,779	3,016
Amounts due to Affected Entities	276,378	-	-
Total current liabilities	487,456	485,822	70,522
Deferred tax liabilities, net	9,561	9,551	1,386
Operating lease liabilities - non current	83,475	72,464	10,519
Non-current portion of contract liabilities	1,084	1,108	161
Other non-current liabilities due to related parties	13,154	11,197	1,625
Total non-current liabilities	107,274	94,320	13,691
TOTAL LIABILITIES	594,730	580,142	84,213

The following amounts of VIEs for the years ended August 31, 2020, 2021 and 2022, were included in our consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Revenue from continuing operations of the VIEs	239,968	311,373	327,573	47,550
Revenue from discontinued operations of Affected Entities	1,890,156	2,303,339	-	-
Net income from continuing operations of the VIEs after elimination of intercompany transactions	59,321	30,335	45,770	6,644
Net income from discontinued operations of Affected Entities	471,495	369,343	-	-

Net cash provided by operating activities	1,534,031	555,679	36,096	5,240
Net cash used in investing activities	(47,946)	(2,893,644)	(54,677)	(7,937)
Net cash (used in)/provided by financing activities	48,543	(42,844)	26,281	3,815
Net increase in cash and cash equivalents and restricted cash	1,534,628	(2,380,809)	7,700	1,118
Cash and cash equivalents and restricted cash at beginning of year	993,183	2,527,811	147,002	21,339
Cash and cash equivalents and restricted cash at end of year	2,527,811	147,002	154,702	22,457

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

If we intend to distribute dividends, we will transfer the dividends to Time Education China Holdings Limited, or Time Education, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then Time Education will transfer the dividends to Impetus Investment Limited, our Cayman Islands subsidiary, and further to Bright Scholar Holdings, the Cayman Islands holding company, and the dividends will be distributed from the Bright Scholar Holdings to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2020, 2021 and 2022, no dividends were declared and paid by our PRC subsidiaries.

For the 2020, 2021 and 2022 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of RMB66.5 million, nil and nil to Bright Scholar Holdings, respectively. For the 2020, 2021 and 2022 fiscal years, the subsidiaries of Bright Scholar Holdings borrowed loans of RMB1,908.7 million, RMB49.6 million and nil from Bright Scholar Holdings, respectively. The subsidiaries of Bright Scholar Holdings repaid RMB542.3 million (US$78.7 million) to Bright Scholar Holdings in the 2022 fiscal year.

For the 2020 fiscal year, the subsidiaries of Bright Scholar Holdings borrowed interest-free loans of RMB278.3 million from the VIEs. The VIEs repaid RMB447.6 million to the subsidiaries of Bright Scholar Holdings in the 2021 fiscal year. For the 2020, 2021 and 2022 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of RMB1,549.4 million, RMB107.5 million and 79.2 million (US$11.5 million) to the VIEs, respectively. For the 2020, 2021 and 2022 fiscal years, no assets other than the above cash transactions were transferred between the subsidiaries of Bright Scholar Holdings and the VIEs.

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

Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2022.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB

Operating lease payment	2,017,572	292,869	170,013	327,255	283,963	1,236,341
Short-term loans	149,239	21,663	149,239	-	-	-
Long-term loan	633	92	-	633	-	-

We lease certain school and office premises under non-cancellable operating leases that expire at various dates. We incurred lease costs, including operating lease costs, short-term lease costs and variable lease costs, of RMB255.2 million, RMB241.2 million and RMB198.4 million (US$28.8 million) in the 2020, 2021 and 2022 fiscal years, respectively.

We also have certain capital commitments that primarily related to commitments for construction of schools and investment in an equity method investment. Total capital commitments contracted but not yet reflected in the consolidated financial statement was RMB219.6 million (US$31.9 million) as of August 31, 2022. All of these capital commitments will be fulfilled in the future according to the construction progress and the investment payment schedule.

In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022. As of the date of this annual report, we have redeemed all outstanding senior notes matured on July 31, 2022. Upon the completion of such redemption, all senior notes have been cancelled and delisted from the official list of the Stock Exchange of Hong Kong Limited.

From time to time, we take out loans with commercial banks to provide for our working capital for daily operation.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Curriculum Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2022 fiscal year that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policy and Estimates

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

Impairment of assessment of indefinite lived intangible assets and goodwill

We test indefinite lived intangible assets and goodwill for impairment on an annual basis as of August 31, or more frequently if events or changes in circumstances indicate that it might be impaired.

Our indefinite lived intangible assets consist of the overseas schools’ brand name. As of August 31, 2022, the carrying value of indefinite lived intangible assets, net of impairment, was RMB252.7 million. We test indefinite lived intangible assets for impairment by first assessing qualitative factors to determine whether it is necessary to perform a quantitative impairment test. If based on the qualitative assessment, it is more likely than not that the fair value of the indefinite lived intangible asset is less than its carrying amount, a quantitative impairment test is required. We test indefinite lived intangible assets for impairment using the relief-from-royalty method of the income approach, which requires management to make significant estimates and assumptions, including, but not limited to, royalty rate, discount rate, terminal growth rate and forecasts of future revenues. In our 2022 annual impairment assessment for indefinite lived intangible assets impairment, the key assumptions used are a royalty rate of 3.5%, a discount rate of 15.5%, a terminal growth rate of 2.3% and forecast of future revenues. Based on the results of our impairment assessment performed as of August 31, 2022, it is determined that the carrying amounts of indefinite lived intangible assets brand names associated with Overseas Schools reporting unit exceeded their fair values and, therefore, an impairment loss was recorded. We have determined that based on the underperformance of the Overseas Schools reporting unit, market conditions and other factors including the adverse impacts from COVID-19, it was more likely than not that there were indications of impairment. For the year ended August 31, 2022, we recorded RMB113.4 million of impairment loss on indefinite lived intangible assets.

In goodwill impairment test, we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. We will perform the quantitative impairment test if we bypass the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.

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

We estimate the fair values of reporting units using discounted cash flow model of the income approach, which requires management to make significant estimates and assumptions, including, but not limited to, discount rate, terminal growth rate and others used to project future cash flows, such as forecasts of future revenues. These assumptions were affected by management’s business plans and expectations about future market and economic conditions, including the impact of the COVID-19.

Based on the results of our annual goodwill impairment assessment performed as of August 31, 2022 for all of reporting units, we determined that the carrying amounts of our goodwill reporting units did not exceed their respective fair values and, therefore, no impairment existed, except for the overseas schools reporting unit. We have determined that based on the underperformance of the overseas schools reporting unit, market conditions and other factors including the adverse impacts from COVID-19, it was more likely than not that there were indications of impairment. We utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of overseas schools reporting unit exceeded its fair value. Accordingly, we recorded RMB419.8 million as impairment loss on goodwill on the consolidated statement of operations for the year ended August 31, 2022. As of August 31, 2022, the carrying value of goodwill allocated to the overseas schools reporting unit after impairment was RMB704.7 million.

In our 2022 annual goodwill impairment assessment for the overseas schools reporting unit, the key assumptions used are a discount rate of 15% (2021: 15%), a terminal growth rate of 2.3% (2021: 3%) and forecasts of future revenues.

The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value. While the Company believes the judgments and assumptions used in the goodwill and indefinite-lived intangible impairment tests are reasonable, different assumptions or changes in general industry, market and macro-economic conditions could change the estimated fair values and, therefore, future impairment charges could be required, which could be material to the consolidated financial statements.

Assessment of realization of deferred tax assets

The carrying amounts of deferred tax assets are reduced by a valuation allowance if an assessment of their components indicates that it is more likely than not that all or some portion of these assets will not be realized. Judgment is required in estimating valuation allowances for deferred tax assets. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under the applicable tax law.

We regularly assess the realizability of our deferred tax assets and related valuation allowances, or whenever events or changes in circumstances indicate that an assessment is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to our valuation allowances may be necessary.

Lease

We determine if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheets as operating lease right-of-use (“ROU”) assets and operating lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We adopt the practical expedient to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. Lastly, we also have elected to utilize the short-term lease recognition exemption and, for those leases that qualified, we did not recognize operating lease ROU assets or operating lease liabilities.

We have leases that have variable payments, including lease payments where lease payment increases are based on the percentage change in the Consumer Price Index (“CPI”). For such leases, payment at the lease commencement date is used to measure the operating lease ROU assets and operating lease liabilities. Lease payments that are based on a change in CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred.

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

We evaluate the carrying value of operating lease ROU assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, we record an impairment loss in the consolidated statement of operations. Base on the impairment assessments of the operating lease ROU assets, we recorded impairment loss of RMB12.8 million, RMB15.6 million and RMB8.9 million (US$1.3 million) related to the operating lease ROU assets within the overseas schools’ reportable segment for the years ended August 31, 2020, 2021 and 2022, respectively.

During the 2020, 2021 and 2022 fiscal years, we received COVID-19 related rent concessions. Consistent with updated guidance from the Financial Accounting Standards Board (“FASB”) in April 2020, we elected to treat COVID-19-related rental discount as variable rent and applied payable approach to COVID-19 related deferral of rent payment. Rental discount, amounting to RMB2.7 million, RMB4.8 million and RMB4.5 million (US$0.7 million), were recognized as an offset to rent expense within selling, general and administrative expenses and cost of revenue on our consolidated statement of operations, respectively. Deferral payments, amounting to approximately RMB16.4 million, RMB0.5 million and nil, were recognized as concession payable within accrued expenses and other current liabilities on our consolidated balance sheets as of August 31, 2020, 2021 and 2022, respectively.

Revenue recognition

Our revenue is derived principally from the provision of educational programs and services, complementary training course and program fees, commission fees, and consulting service fees etc.

Income from educational programs and services

The educational programs and services from continuing operations consist of tuition, boarding and meal service from kindergartens in the PRC and overseas schools in the UK and the US. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund. We determine the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. Historically, we have not had material refunds in this respect.

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

Camp service income

We offer camp services for students during school vacations. Camp service is accounted for as a single performance obligation. Camp service fees are generally collected upfront and are initially recorded as contract liability. Portion of the prepaid service fees are refundable if the student requests for refund prior to the camp starts. We determine the transaction price to be earned based on services and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. We have not experienced significant refunds in current year. We recognize revenue over the camping period.

Operation service income

We offer operation services which mainly consist of marketing and consulting, procurement support, human resources, finance and legal support, and information technology support. Operation service is accounted for as a single performance obligation. We recognize the operation service income over the service period.

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

Consolidation of Variable Interest Entity

Prior to the effectiveness of the Implementation Rules, PRC laws and regulations prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

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

In response to the Implementation Rules, a set of supplementary agreements to the contractual arrangements were entered into among our WFOE, Zhuhai Bright Scholar, BGY Education Investment, BGY Education Investment’s shareholders and six newly established companies in August 2021 to enable them, as well as their subsidiaries, to entitle to the same power, rights and obligations of the contractual arrangements as BGY Education Investment. The six newly established companies, including Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., Beijing Boteng Education Consulting Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd. and Foshan Yongliang Education Technology Co., Ltd. (collectively referred to as the “New VIE Entities”), are owned by the same equity shareholders as BGY Education Investment. On the same day, the New VIE Entities obtained the equity interest of the subsidiaries providing complementary education services, operation services for domestic schools and for-profit kindergartens from BGY Education Investment, which were previously held by BGY Education Investment.

Under the Implementation Rules, private schools providing compulsory education are prohibited from being controlled through contractual arrangement and conducting transactions with their related parties and hence, significantly affects the enforceability of the exclusive management services and business cooperation agreements with the schools providing compulsory education, including the primary schools, middle schools and international schools. In addition, we provided high school education services in conjunction with compulsory education under the same school entities. As such, they are also affected by the Implementation Rules.

Furthermore, taking into account BGY Education Investment acted as a special purpose vehicle established as a holding company to hold interest in the Affected Entities and was engaged in investment in private schools providing compulsory education and not-for-profit kindergartens education as the school sponsor or the holding company thereof, the contractual arrangements with BGY Education Investment were more likely than not violating the Implementation Rules, and accordingly, we were subject to significant risks of uncertainties of the validity and enforceability of the contractual arrangements between Zhuhai Bright Scholar, BGY Education Investment, its subsidiaries and private schools that provides compulsory education and non-for-profit kindergartens.

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

We believe we have the power to control New VIE Entities. Under the following agreements, including voting rights proxy agreement & irrevocable power of attorney, exclusive call option agreement, equity pledge agreement and the exclusive management services and business cooperation agreement, the shareholders of New VIE Entities have irrevocably granted Zhuhai Bright Scholar the power to exercise all voting rights to which they are entitled. In addition, Zhuhai Bright Scholar has the option to acquire all the equity interests in New VIE Entities to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Zhuhai Bright Scholar is entitled to receive service fees for certain services to be provided to New VIE Entities. Therefore, we believe we have the power to direct the activities that most significantly impact the economic performance of New VIE Entities under the exclusive call option agreement. We also believe that our ability to exercise effective control, together with the exclusive management services and business cooperation agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from New VIE Entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of New VIE Entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC legal counsel, other than the Affected Entities, our corporate structure in China complies with all existing PRC laws and regulations with regard to the foreign ownership in all material aspects. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements, see Note 2 to our consolidated financial statements pursuant to Item 17 of Part III of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongru Zhou	37	Chairperson of the Board of Director and Chief Executive Officer
Shuting Zhou	38	Director
Meng Rui	55	Director
Jun Zhao	59	Director
Ruolei Niu	40	Chief Financial Officer

Hongru Zhou has served as a director and the chairperson of our company since November 2022 and the chief executive officer of our company since February 2023. Mr. Zhou is a co-founder of Country Garden Venture Capital and has served as its chief executive officer and chairman of investment committee since its inception in 2019. Mr. Zhou joined Country Garden Holdings Company Limited in 2015 and served as special assistant to the chairman of its board. Prior to that, Mr. Zhou served as a hedge fund analyst at Bear Stearns Asset Management Inc. from 2007 to 2008. He was also an analyst at RBS Global Banking and Markets from 2008 to 2009, and an assistant fund manager at China Merchants Fund Management Co., Ltd. from 2009 to 2011. Mr. Zhou holds a bachelor’s degree in applied mathematics and economics from Harvard University.

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

Meng Rui became a director of Bright Scholar Holdings in February 2023. Mr. Rui is the Parkland Chair Professor in Finance at China Europe International Business School and has served as an independent director at various listed companies in China and overseas, including Shang Gong Group Co., Ltd. (SSE: 600843), China Education Group Holdings Limited (HKEX: 00839), Landsea Green Management Limited (HKEX: 00106), Dexin Services Group Limited (HKEX: 02215), Country Garden Services Holdings Company Limited (HKEX:06098) and Jiayin Group Inc. (NASDAQ: JFIN). Mr. Rui was also an independent director at Midea Group Co., Ltd. (SZSE: 000333) from 2015 to 2018, Winner Technology Co., Inc. (SZSE: 300609) from 2014 to 2020, and Cosco Shipping Energy Transportation Co., Ltd. (HKEX: 01138; SSE: 600026) from 2015 to 2021. Mr. Rui holds a bachelor’s degree in international economics from University of International Relations, a Master of Science degree in economics from Oklahoma State University, and a Master of Business Administration degree and a Doctor of Philosophy degree in business administration from the University of Houston. Mr. Rui is a Certified Financial Analyst by the Association for Investment Management and Research since 2000 and a Financial Risk Manager by the Global Association of Risk Professionals since 2010.

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

Ruolei Niu has served as the chief financial officer of Bright Scholar Holdings since February 2023. Mr. Niu served as the vice general manager of Country Garden Venture Capital from February 2022 to February 2023. Prior to that, Mr. Niu had also served as the founder, general manager, co-chief investment officer and responsible officer at CG Partners Asset Management Co., Limited from 2015 to 2022, and the executive director, fund manager and responsible officer at China Merchants Fund Management Co., Ltd. from 2010 to 2015. Mr. Niu was an investment analyst and an investment and taxation accountant at ING Investment Management from 2007 to 2010 and 2004 to 2007, respectively. Mr. Niu holds a Bachelor of Commerce degree in accounting from the University of Melbourne and a Master of Commerce degree in finance from the University of Sydney. Mr. Niu is a Certified Financial Analyst and a member of Certified Practising Accountant Australia.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended August 31, 2022, we paid an aggregate of approximately RMB11.1 million (US$1.6 million) in cash to our officers and directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

In the 2020 fiscal year, our share-based payment expenses were negative RMB10.6 million in connection with the share options granted to employees. In the 2021 fiscal year, we recorded share-based payment expenses of RMB1.9 million. In the 2022 fiscal year, we recorded share-based payment expenses of RMB0.8 million (US$0.1 million).

The following table summarizes, as of May 31, 2023, the outstanding options we have granted to our directors, officers and other individuals under the 2017 Plan.

Name	Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Senior management members of Can-achieve	69,906	US$	8.74	September 1, 2018	December 14, 2027
Other individuals as a group	614,668	US$	8.74	December 15, 2017	December 14, 2027

The following table sets forth the number of options that have been granted, exercised, and forfeited or cancelled as of  May 31, 2023.

Options
Granted	3,509,242
Exercised	14,457
Forfeited/Cancelled	2,830,936
Outstanding	663,849

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

C. Board Practices

Board of Directors

Our board of directors consists of four directors, including two independent directors. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Jun Zhao and Mr. Meng Rui, and is chaired by Mr. Rui. Mr. Rui and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Rui qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Jun Zhao and Mr. Hongru Zhou, and is chaired by Mr. Zhao. Mr. Zhao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Jun Zhao and Mr. Hongru Zhou, and is chaired by Mr. Zhao. Mr. Zhao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 3,112, 3,025 and 2,941 employees for our continuing operations in the 2020, 2021 and 2022 fiscal years, respectively. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements. In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, and employees in sales and marketing, finance and general administration. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2020 fiscal	2021 fiscal	2022 fiscal
	year	year	year
Teachers and instructors	969	707	750
Managerial staff	802	765	644
Educational and administrative staff	232	245	214
Supporting staff	1,109	1,308	1,333
Total	3,112	3,025	2,941

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of May 31, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on the fact that there are 118,904,817 ordinary shares outstanding, including 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of May 31, 2023.

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

Ordinary Shares Beneficially Owned
			Total ordinary	% of	% of
	Class A	Class B	shares on an	aggregate	aggregate
	ordinary	ordinary	as-converted	ordinary	voting
	shares	shares	basis	shares***	power†***
Directors and Executive Officers:**
Mr. Hongru Zhou	-	-	-	-	-
Ms. Shuting Zhou	-	-	-	-	-
Mr. Meng Rui	-	-	-	-	-
Mr. Jun Zhao	-	-	-	-	-
Mr. Ruolei Niu	-	-	-	-	-
Directors and executive officers as a group	-	-	-	-	-
Principal Shareholders:
Ms. Huiyan Yang(1)	5,451,559	87,590,000	93,041,559	78.40%	98.56%

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*	Less than 1% of our total outstanding share on an as-converted basis or voting power.

**	The business address of our directors and executive officers is No. 1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.

***	The calculation of percentage of aggregate ordinary shares and aggregate voting power does not take into account the 235,022 Class A ordinary shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Plan. We have, however, included the 14,457 Class A ordinary shares already issued upon exercise of options under the 2017 Plan as of May 31, 2023. We have also included Class A ordinary shares that may be issued for options exercisable within 60 days from the date of this annual report, provided that these shares are not included in the computation of the percentage ownership or voting power of any other person.

(1)

Represents 5,000,000 Class A ordinary shares directly held by Sure Brilliant Global Limited (“Sure Brilliant”) wholly owned by Ms. Huiyan Yang, our ex-chairlady, and 451,559 Class A ordinary shares and 15,000,000 Class B ordinary shares directly held by Ultimate Wise Group Limited (“Ultimate Wise”) and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited (“Excellence Education”), both of which are wholly owned subsidiaries of Noble Pride Global Limited (“Noble Pride”). The sole shareholder of Noble Pride is TMF Trust (HK) Limited (“TMF Trust”), which acts as the trustee for Yeung Family Trust V, in which Ms. Huiyan Yang is a joint settlor and a member of the two-person investment committee. Sure Brilliant, Noble Pride, Ultimate Wise and Excellence Education are all British Virgin Islands companies. Excellence Education’s registered office is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. Ultimate Wise’s registered office is located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Sure Brilliant’s registered office is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. TMF Trust is incorporated and existing under the laws of Hong Kong, with its principal business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Yeung Family Trust V is an irrevocable discretionary trust established under the laws of Jersey. Ms. Huiyan Yang and Ms. Meirong Yang, a relative of hers, are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the ordinary shares beneficially owned by Yeung Family Trust V in our company. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. In addition, according to an acting-in-concert agreement entered into in February 2017, Ms. Huiyan Yang agreed to consult and agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. See the Schedule 13D/A jointly filed by Ms. Huiyan Yang, Sure Brilliant, Ultimate Wise, Excellence Education, Noble Pride, TMF Trust and Yeung Family Trust V on January 3, 2023 for further details.

On February 8, 2017, Ms. Meirong Yang and Ms. Huiyan Yang, who together beneficially own approximately 98.6% of the aggregate voting power of our company, entered into an acting-in-concert agreement. According to the acting-in-concert agreement, Ms. Huiyan Yang and Ms. Meirong Yang must consult with each other before voting and deciding on material matters in relation to the management of our company, including matters subject to approvals by board or shareholders’ meetings, such as appointment of directors and officers and adoption of key group-level policies. If no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. Ms. Huiyan Yang and Ms. Meirong Yang retrospectively confirmed in the acting-in-concert agreement that they have been acting-in-concert since 2008. The acting-in-concert agreement will continue until (1) such agreement is terminated by the parties thereto or (2) the disposal of all of either party’s interests in our company and affiliated entities and termination of either party’s employment or directorship with our company and affiliated entities. In 2018, Ms. Huiyan Yang and Ms. Meirong Yang further set up Yeung Family Trust V, an irrevocable discretionary trust established under the laws of Jersey with TMF Trust, a company incorporated and existing under the laws of Hong Kong, acting as its trustee. Ms. Huiyan Yang and Ms. Meirong Yang are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the ordinary shares beneficially owned by Yeung Family Trust V in our company. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. Yeung Family Trust V was established for succession planning purposes.

To our knowledge, as of August 31, 2022, the record holders of our Class A ordinary shares in the United States included Mr. Junli He, our former director and executive vice chairman, and The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Kindergarten Operation Agreements with Country Garden

As of August 31, 2022, substantially all of our kindergartens in China, other than those that do not operate on Country Garden properties, had each entered into an operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate these kindergartens, while we are responsible for the operation and management of these kindergartens. We may also provide preferential student placements and tuition discounts to Country Garden’s homeowners and employees.

Trademark Licensing Agreements with Country Garden

As of August 31, 2022, four of our kindergartens in China had entered into a trademark licensing agreement with Zhuhai Bright Scholar, pursuant to which Zhuhai Bright Scholar agreed to grant those schools the right to use certain trademarks, including “Country Garden,” free of charge for a term expiring in 2028 or 2030, which was permitted under a trademark licensing agreement made between Zhuhai Bright Scholar and Country Garden, pursuant to which Country Garden agreed to grant Zhuhai Bright Scholar the right to use, with a right to sublicense, the same trademarks.

Transactions with Certain Related Parties

Purchase of services and materials

We purchase services and materials, which include mechanics and electrics engineering services, construction services, shuttle bus services and furniture, from other entities controlled by Ms. Huiyan Yang, our ex-chairlady, including Country Garden. In the 2020, 2021 and 2022 fiscal years, we entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

●	Guangdong Phoenix Holiday International Travel Service Co., Ltd.

●	Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.

●	Foshan Shunde Country Garden Property Development Co., Ltd.

●	Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.

●	Guandong Elite Architectural Co., Ltd

●	Huidong Country Garden Real Estate Development Co., Ltd.

●	Guangdong Chengjia Design Co., Ltd.

For the 2020, 2021 and 2022 fiscal years, we entered into transactions of an aggregate of approximately RMB4.5 million, RMB7.5 million and RMB11.1 million (US$1.6 million), respectively, to purchase materials, construction services and other services from such related parties.

During the fiscal year 2022, we continued to provide essential services to keep these schools open without recognizing relevant revenues. Services provided to these schools primarily include marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, all of which were conducted through our centralized management system. Our centralized management system provided services to the Affected Entities without charges together with other kindergartens that we charged services fee for. As we did not track the costs incurred by the centralized management system separately among different service recipients, and majority of the costs are staff costs incurred by the centralized management system, there are significant limitations for us to accurately determine the costs attributable to providing services to the Affected Entities.

Advances and loans from and to related parties

The following table presents amounts owed from and to our related parties as of August 31, 2021 and 2022:

	As of August 31,
	2021	2022
	RMB	RMB	US$
	(in Thousands)
Amounts due from related parties*
BGY Education Investment and its affiliates (1)	2,028,866	185,366	26,907
Shaoguan Shunhong Real Estate Development Co., Ltd. (2)	10,000	10,000	1,452
Can-Achieve Global Edutour Co., Ltd. (2)	1,906	-	-
Hangzhou Mashao Enterprise Management Consulting Co., Ltd. (3)	1,206	-	-
Kaiping Country Garden Property Development Co., Ltd. (4)	1,060	1,060	154
Others	1,148	772	112
Less: allowance for amounts due from related parties	(233)	(572)	(83)
Total	2,043,953	196,626	28,542

* Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts mainly represent the loan receivables from BGY Education Investment and its affiliates for the purpose of opening new schools and maintaining daily operation of the private schools before fiscal year 2021, which had been fully repaid in fiscal year 2022. As of August 31, 2022, the amounts mainly represent the acquisition payable paid on behalf of affiliates of BGY Education investment, and the receivables from disposal of property and equipment to BGY Education investment.

(2)	The amounts mainly represent the receivables from the entities in which consist of expense was paid on behalf of entities controlled by Ms. Huiyan Yang, our ex-chairlady, and a non-controlling interest shareholder, respectively.

(3)	The amounts represent loan receivables from the non-controlling interest shareholders of Hangzhou Impression.

(4)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd.

	As of August 31,
	2021	2022
	RMB	RMB	US$
	(in Thousands)
Amounts due to related parties*
BGY Education Investment and its affiliates (1)	333,270	307,587	44,649
Chuzhou Country Garden Property Development Co., Ltd. (2)	30,769	30,769	4,466
Shanghai Hanlue Information Technology Center Limited Partnership (3)	2,885	-	-
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	2,462	-	-
Others	4,329	4,676	679
Total	373,715	343,032	49,794

* Amounts due to related parties are non-interest bearing, unsecured, and payable on demand.

	As of August 31,
	2021	2022
	RMB	RMB	US$
	(in Thousands)
Other non-current liability due to related parties*
Shanghai Hanlue Information Technology Center Limited Partnership (3)	2,650	-	-
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	10,504	11,197	1,625
Total	13,154	11,197	1,625

* Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)	The amounts mainly represent the acquisition payables to BGY Education Investment and its affiliates for the acquisition of certain PRC subsidiaries under common control in fiscal year 2021.

(2)	The amounts mainly represent financing funds from other entities controlled by Ms. Huiyan Yang, our ex-chairlady, for the purpose of maintaining daily operation of certain schools.

(3)	The amounts represent the acquisition payables to Shanghai Hanlue Information Technology Center Limited Partnership for the acquisition of Linstitute in fiscal year 2020.

(4)	The amounts represent the acquisition payables to Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. for the acquisition of Leti in fiscal year 2021.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan.”

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

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of its profits, realized or unrealized, or from any reserve set aside from profits which its directors determine is no longer required or out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act (As Revised) of the Cayman Islands, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs are listed on the New York Stock Exchange under the symbol “BEDU.” Effective on August 19, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing four Class A ordinary shares.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Laws and Regulations Relating to Foreign Exchange.”

E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder, as defined below, who holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and we cannot assure you that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors subject to special accounting rules under Section 451(b) of the Code, investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or by value, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares.

General

For purposes of this discussion or arrangement, a “U.S. Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or Class A ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or Class A ordinary shares.

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

Although the law in this regard is unclear, we treat the New VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the New VIEs for United States federal income tax purposes, based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the taxable year ending August 31, 2022.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or Class A ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate. If our market capitalization declines further, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

Finally, in determining our PFIC status, we have relied in our unaudited and audited financials. If we are required to restate or amend our financials further, it is possible that our company may have been, or we may determine that it is, a PFIC.

The determination of whether we are or will be a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including cash. Under circumstances where we retain significant amounts of liquid assets including cash, or if the New VIEs were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year. If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or Class A ordinary shares.

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

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange. Accordingly, we believe that the ADSs are readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. We cannot assure you that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “United States-PRC income tax treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporate shareholders of a domestic corporation.

For United States foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate tax payers are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined) on the New York Stock Exchange. No assurances may be given regarding whether the ADSs will continue to qualify as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

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

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We are not required to provide an annual report to security holders in response to the requirements of Form 6-K.

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

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2022, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

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

For the period from May 17, 2017, the date that the F-1 registration statement in connection with our initial public offering was declared effective by the SEC, to the date of this annual report, we have used (1) approximately US$2.0 million as the registered capital of Guangdong Bright Scholar Education Technology Co., Ltd., (2) approximately US$90.3 million for the repurchase of the ADSs, and (3) approximately US$228.7 million for overseas acquisitions, of the net proceeds received from our public offerings.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2022. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of August 31, 2022 were effective.

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

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of August 31, 2022. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this assessment, management concluded that our internal control over financial reporting was not effective as of August 31, 2022 due to the material weaknesses identified. Specifically, we identified (1) a material weakness in the design and maintenance of an effective control environment that commensurate with the Company’s financial reporting requirements due to an insufficient complement of resources in the accounting/finance and IT department with an appropriate level of knowledge, experience and training; and (2) a material weakness in the design and implementation of the Company’s internal controls relating to lease accounting due to the lack of comprehensive assessment process over lease accounting in the overseas schools component.

Management’s Remediation Plan

In order to remediate the material weaknesses identified in our overseas schools component, specifically, in control environment and in lease accounting, we plan to take the following actions:

●	recruit additional personnel with knowledge of GAAP for our overseas schools component;

●	continue evaluating the structure of the finance organization, IT department and add resources as needed;

●	increase the level of relevant training in accounting and disclosure under the requirement of U.S. GAAP to our financial reporting department personnel;

●

improve our controls designed and implemented over the financial reporting process, e.g. specify the criteria used for investigation and the process for follow up, design and implement relevant controls on the recognition and measurement of the deferred tax asset and valuation allowance, implement monthly reconciliation on all balance sheet accounts and etc;

●	continue communicating and emphasizing the importance of internal control across the overseas schools component;

●	continue improving and implementing the IT internal control framework requirements across the overseas schools component;

●	continue engaging an accounting advisory firm to assist with the documentation, evaluation, remediation and testing of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

In addition to actions taken to address material weaknesses identified, we are also working to remediate the significant deficiencies identified, specifically, lack of comprehensive documentation on goodwill and indefinite lived intangible assets impairment assessment and lack of comprehensive assessment process on valuation of equity method investments. For example, we are in the process of the implementation of a set of internal control policies that include detailed procedures and guidance on goodwill and indefinite lived intangible assets impairment assessment, in particular, the estimates and assumptions within the impairment test. We are increasing communication with our equity investee companies to ensure timely receipt of relevant financial information; we have instructed our material investees to provide quarterly financial statements; and we are implementing completeness and accuracy controls surrounding the financial data received from investees.

In addition to the items noted above, as we continue to evaluate, remediate and improve our internal control over financial reporting, executive management may elect to implement additional measures to address control deficiencies or may determine that the remediation efforts described above require modification. Executive management, in consultation with and at the direction of our Audit Committee, will continue to assess the control environment and the above-mentioned efforts to remediate the underlying causes of the identified material weaknesses.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

We have implemented remediation measures to address the significant deficiencies related to lack of comprehensive assessment process over lease accounting and lack of comprehensive documentation on assessment transition and implementation of new accounting standards or pronouncements as of and for the fiscal year ended August 31, 2021 by enhancing the implementation of a set of internal control policies. However, as part of our remediation procedures, we identified additional errors in fiscal year 2022 and resulted in a restatement of previously issued financial statements in lease accounting.

Aside from the identification of the material weaknesses and significant deficiencies, and the actions taken as described in Management’s Remediation Plan above to improve the Company’s internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the year ended August 31, 2022 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to employ significant resources to maintain a financial reporting system that satisfies our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.” As a result, we may be subject to a number of risks, including increased risks that we have or may not file our financial statements and related reports with the SEC on a timely basis and that there are errors in our reported financial statements and material misstatements in our reports and other documents filed with the SEC.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Meng Rui, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

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

	2021 Fiscal Year		2022 Fiscal Year
	(in thousands)
Audit fees (1)	RMB	10,236	RMB	14,243	US$	2,068
Tax fee (2)	RMB	90	RMB	-	US$	-

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

(2)	“Tax fee” represents the fee billed for professional service rendered by our independent registered public accounting firm for tax advice. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services and tax service as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In April 2018, our board of directors announced a share repurchase program pursuant to which we would repurchase up to US$100 million worth of the ADSs. The 2018 share repurchase program expired on April 30, 2019 and as of such date we had repurchased 6,679,183 of our outstanding ADSs for an aggregate purchase price of approximately US$77 million pursuant to the program.

In September 2019, our board of directors announced a new share repurchase program pursuant to which we would repurchase up to US$30 million worth of the ADSs. The 2019 Share Repurchase Program expired on November 29, 2020 and as of such date we had repurchased 1.2 million of our outstanding ADSs for an aggregate purchase price of approximately US$9.4 million pursuant to the program.

In November 2020, our board of directors announced a new share repurchase program pursuant to which we would repurchase up to US$50 million worth of the ADSs. The 2020 Share Repurchase Program expired on November 19, 2021 and as of such date we had repurchased 0.7 million of our outstanding ADSs for an aggregate purchase price of approximately US$3.1 million pursuant to the program.

The table below is a summary of the shares repurchased by us during the 2021 fiscal year and up to December 31, 2022. All ADSs were repurchased in the open market pursuant to the applicable share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid per ADS(US$)	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs (US$)
September 2021	109,402	2.88	109,402	47,322,909
October 2021	107,010	2.88	107,010	47,015,130
November 2021	42,319	2.46	42,319	46,911,019
December 2021	-	-	-	-
January 2022	-	-	-	-
February 2022	-	-	-	-
March 2022	-	-	-	-
April 2022	-	-	-	-
May 2022	-	-	-	-
June 2022	-	-	-	-
July 2022	-	-	-	-
August 2022*	-	-	-	-
September 2022	-	-	-	-
October 2022	-	-	-	-
November 2022	-	-	-	-
December 2022	-	-	-	-

*	Effective on August 19, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing four Class A ordinary shares.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Group (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our group. The insider trading policy establishes guidelines and procedures for the following:

1. No Trading: No Affiliate can trade any securities or enter into a trading plan while possessing material non-public information about us. Affiliates in possession of such information must wait for a 48-hour period after public disclosure and the lapse of one full trading day on Nasdaq before trading. Additionally, affiliates cannot trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.

2. Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and affiliates must comply with all policies. If in doubt, consult the compliance officer before trading.

3. No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

4. Confidentiality: No Affiliate may communicate any material information to anyone outside our Group under any circumstances unless approved by the compliance officer in advance, or to anyone within our group other than on a need-to-know basis.

5. No Comment: No Affiliate may discuss any internal matters or developments of our Group with anyone outside our group, except as required in the performance of regular corporate duties. Unless expressly authorized to do otherwise, if an affiliate receives any inquiries about our group or its securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the compliance officer or any other office designated by the chief executive officer.

6. Corrective Action: If any information that may be considered material information is unintentionally disclosed, any affiliate with knowledge of the disclosure should notify the compliance officer immediately. This allows our group to determine if any corrective action, such as public disclosure, is necessary.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.4	Indenture, dated as of July 31, 2019, among Bright Scholar Education Holdings Limited, its Subsidiary Guarantors and The Bank of New York Mellon, London Branch, as the Trustee (incorporated by reference to Exhibit 2.4 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
2.5*	Description of Securities
3.1	English translation of acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang dated February 8, 2017 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.1	Form of employment agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.2	Form of indemnification agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.3	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang, dated January 25, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.4	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.5	English translation of power of attorney granted by BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.6	English translation of power of attorney granted by Ms. Meirong Yang dated January 25, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.7	English translation of power of attorney granted by Mr. Wenjie Yang dated January 25, 2017. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

Exhibit No.	Description of Exhibit
4.8	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.9	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.10	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. dated June 14, 2017 (incorporated by reference to Exhibit 4.10 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.11	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Kindergarten dated August 30, 2017 (incorporated by reference to Exhibit 4.12 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.12	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Foreign Language School dated October 13, 2017 (incorporated by reference to Exhibit 4.13 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.13	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden Jade Bay Kindergarten dated July 5, 2017 (incorporated by reference to Exhibit 4.14 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.14	English Translation of Rights and Obligations Assumption Letter executed by Shaoguan Country Garden English Foreign Language School dated September 3, 2017 (incorporated by reference to Exhibit 4.15 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.15	English Translation of Rights and Obligations Assumption Letter executed by Shenghua Country Garden Bilingual School dated October 10, 2017 (incorporated by reference to Exhibit 4.16 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.16	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden School dated September 25, 2017 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.17	English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.18	English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.18 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.19	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Dongxihu District Dongqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.19 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.20	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Hongshan District Xinqiao Aijia Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.20 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.21	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qingshan District Xinqiao Bilingual Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.21 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.22	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaosheng Education Investment Co., Ltd. dated October 23, 2018 (incorporated by reference to Exhibit 4.22 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

Exhibit No.	Description of Exhibit
4.23	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd. dated November 3, 2018 (incorporated by reference to Exhibit 4.23 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.24	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Yinzhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.24 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.25	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Laizhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.25 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.26	Business and Asset Sale and Purchase Agreement in relation to the sale and purchase of the Business and Asset of Bournemouth Collegiate School dated October 1, 2018 (incorporated by reference to Exhibit 4.26 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.27	English Translation of Rights and Obligations Assumption Letter executed by Hubei Sannew Education Development Limited dated December 15, 2019 (incorporated by reference to Exhibit 4.27 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.28	English Translation of Rights and Obligations Assumption Letter executed by Sannew American Middle School dated December 20, 2019 (incorporated by reference to Exhibit 4.28 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.29	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Mierdun Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.29 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.30	English Translation of Rights and Obligations Assumption Letter executed by Heze Qiqiaoban Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.30 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.31	English Translation of Rights and Obligations Assumption Letter executed by Heze Development Zone Electric Kindergarten dated December 9, 2019 (incorporated by reference to Exhibit 4.31 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.32	English Translation of Rights and Obligations Assumption Letter executed by HeZe Qiqiaoban Juancheng Kindergarten dated December 10, 2019 (incorporated by reference to Exhibit 4.32 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.33	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue International Travel Limited dated December 12, 2019 (incorporated by reference to Exhibit 4.33 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.34	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Huihua Education Consulting Co., Ltd. dated December 12, 2019 (incorporated by reference to Exhibit 4.34 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.35	Purchase Agreement in relation to the issuance and sales of US$300,000,000 7.45% Senior Notes due 2022 to the Initial Purchaser dated July 24, 2019 (incorporated by reference to Exhibit 4.35 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.36	Sale and Purchase Agreement relating to CATS Colleges Holdings Limited dated July 5, 2019 (incorporated by reference to Exhibit 4.36 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.37	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, Beijing Haidian Bright Scholar Training School and Beijing Elib Technology Co., Ltd., dated November 26, 2019 (incorporated by reference to Exhibit 4.37 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.38	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd. dated August 31, 2019 (incorporated by reference to Exhibit 4.38 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.39	English Translation of Rights and Obligations Assumption Letter executed by Heze Economic Development Zone Qiqiaoban -OTC Kindergarten dated September 30, 2020 (incorporated by reference to Exhibit 4.39 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.40	English Translation of Rights and Obligations Assumption Letter executed by Cao xian Qiqiaoban Kindergarten dated December 15, 2020 (incorporated by reference to Exhibit 4.40 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.41	English Translation of Rights and Obligations Assumption Letter executed by Guangyuan Lizhou Kasijia Kindergarten dated August 31, 2019 (incorporated by reference to Exhibit 4.41 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.42	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue Tianxia International Travel Limited dated January 31, 2020 (incorporated by reference to Exhibit 4.42 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.43	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Zhiyimeng Software Technology Co., Ltd. dated July 25, 2019 (incorporated by reference to Exhibit 4.43 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.44	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Xingzhu Information Technology Co., Ltd. dated August 31, 2019 (incorporated by reference to Exhibit 4.44 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.45	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Humen Bright Scholar Country Garden Kindergarten dated December 2, 2020 (incorporated by reference to Exhibit 4.45 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.46	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Ronggui Street Country Garden Kindergarten dated June 16, 2020 (incorporated by reference to Exhibit 4.46 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.47	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Dongcheng Bright Scholar Kindergarten Co., Ltd. dated March 31, 2020 (incorporated by reference to Exhibit 4.47 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.48	English Translation of Rights and Obligations Assumption Letter executed by Huizhou Huiyang Lelebao Shenhui City Kindergarten Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 4.48 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.49	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Pidu Bright Scholar Kindergarten Co., Ltd. dated December 3, 2020 (incorporated by reference to Exhibit 4.49 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.50	English Translation of Rights and Obligations Assumption Letter executed by Tianjin Beichen Lelebao Kindergarten dated August 30, 2020 (incorporated by reference to Exhibit 4.50 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.51	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd. dated June 15, 2020 (incorporated by reference to Exhibit 4.51 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.52	English Translation of Rights and Obligations Assumption Letter executed by Guigang Gangbei Country Garden Lelebao Kindergarten dated October 21, 2020 (incorporated by reference to Exhibit 4.52 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.53	English Translation of Rights and Obligations Assumption Letter executed by Jinan Zhangqiu Phoenix City Lelebao Kindergarten dated December 14, 2020 (incorporated by reference to Exhibit 4.53 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.54	English Translation of Rights and Obligations Assumption Letter executed by Heze Mudan District Cultural City Kindergarten dated December 17, 2020 (incorporated by reference to Exhibit 4.54 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.55	English Translation of Rights and Obligations Assumption Letter executed by Fettes College Experimental School of Zengcheng, Guangzhou dated June 15, 2020 (incorporated by reference to Exhibit 4.55 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.56	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Huodai Commercial Information Consulting Co., Ltd. dated July 20, 2020 (incorporated by reference to Exhibit 4.56 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.57	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Youxun Education Technology Co., Ltd. dated May 26, 2020 (incorporated by reference to Exhibit 4.57 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.58	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanlin Education Technology Co., Ltd. dated July 20, 2020 (incorporated by reference to Exhibit 4.58 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.59	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lebeimeng Education Consulting Co., Ltd. dated November 29, 2019 (incorporated by reference to Exhibit 4.59 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.60	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lelebao Education Technology Co., Ltd. dated November 30, 2019 (incorporated by reference to Exhibit 4.60 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.61	English Translation of Rights and Obligations Assumption Letter executed by Jinan Boshixing Education Consulting Co., Ltd. dated January 27, 2020 (incorporated by reference to Exhibit 4.61 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.62	English Translation of Rights and Obligations Assumption Letter executed by Jining Boshiwei Education Consulting Limited dated October 29, 2019 (incorporated by reference to Exhibit 4.62 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.63	English Translation of Rights and Obligations Assumption Letter executed by Taishan Lebeimeng Education Consulting Co., Ltd. dated December 26, 2019 (incorporated by reference to Exhibit 4.63 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.64	English Translation of Rights and Obligations Assumption Letter executed by Weifang Boshixin Education Consulting Co., Ltd. dated March 29, 2020 (incorporated by reference to Exhibit 4.64 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.65	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.65 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.66	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.66 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.67	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Bolai Training Center Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.67 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.68	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaokou Mierdun Training School Limited dated November 20, 2019 (incorporated by reference to Exhibit 4.68 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.69	English translation of supplemental agreement to the exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, BGY Education Investment, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021 (incorporated by reference to Exhibit 4.69 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.70	English translation of equity transfer framework agreement among BGY Education Investment, Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd., Hubei Sannew Education Development Limited, Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021 (incorporated by reference to Exhibit 4.70 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.71	English translation of supplementary power of attorney granted by Ms. Meirong Yang dated August 13, 2021 (incorporated by reference to Exhibit 4.71 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.72	English translation of supplementary power of attorney granted by Mr. Wenjie Yang dated August 13, 2021 (incorporated by reference to Exhibit 4.72 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.73	English translation of power of attorney granted by Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.73 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.74	English translation of power of attorney granted by Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.74 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.75	English translation of power of attorney granted by Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.75 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.76	English translation of power of attorney granted by Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.76 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.77	English translation of power of attorney granted by Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.77 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.78	English translation of power of attorney granted by Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.78 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.79	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.79 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.80	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.80 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.81	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.81 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.82	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.82 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.83	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.83 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.84	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.84 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)

Exhibit No.	Description of Exhibit
4.85	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.85 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.86	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.86 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.87	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.87 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.88	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.88 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.89	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.89 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.90	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.90 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.91	English Translation of Rights and Obligations Assumption Letter executed by Aijia Education Training (Shanghai) Co., Ltd. dated May 20, 2021 (incorporated by reference to Exhibit 4.91 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.92	English Translation of Rights and Obligations Assumption Letter executed by Anqiu Lelebao Kindergarten dated April 14, 2021 (incorporated by reference to Exhibit 4.92 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.93	English Translation of Rights and Obligations Assumption Letter executed by Beijing Bright Scholar Education Consulting Limited Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.93 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.94	English Translation of Rights and Obligations Assumption Letter executed by Beijing Chaoyang Bright Scholar Training School dated August 31, 2021 (incorporated by reference to Exhibit 4.94 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.95	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Elan Education Consulting Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.95 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.96	English Translation of Rights and Obligations Assumption Letter executed by Henan Lelebao Education Consulting Management Co. Ltd. dated May 21, 2021 (incorporated by reference to Exhibit 4.96 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.97	English Translation of Rights and Obligations Assumption Letter executed by Jurong Lelebao Yunxiyuan Kindergarten dated May 21, 2021 (incorporated by reference to Exhibit 4.97 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.98	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Xinghanhai Education Technology Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.99 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.99	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Yuhanlin Education Technology Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.99 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)

Exhibit No.	Description of Exhibit

4.100	English Translation of Rights and Obligations Assumption Letter executed by Shenzhen Elan Education Training Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.100 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.101	English Translation of Rights and Obligations Assumption Letter executed by Shouguang Feicui Huafu Lelebao Kindergarten dated April 21, 2021 (incorporated by reference to Exhibit 4.101 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.102	English Translation of Rights and Obligations Assumption Letter executed by Tianjin Wuqing Ziquantingyuan Lelebao Kindergarten dated February 24, 2021 (incorporated by reference to Exhibit 4.102 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.103	English Translation of Rights and Obligations Assumption Letter executed by Xianning Bright Scholar Country Garden Bilingual School dated June 8, 2021 (incorporated by reference to Exhibit 4.103 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.104	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leti Culture and Tourism Development Co., Ltd. dated November 24, 2021 (incorporated by reference to Exhibit 4.104 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.105	English Translation of Rights and Obligations Assumption Letter executed by Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd. dated May 6, 2021 (incorporated by reference to Exhibit 4.105 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.106	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leyan Education Management Co., Ltd. dated January 12, 2021 (incorporated by reference to Exhibit 4.106 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.107	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Jingrui International Travel Agency Co., Ltd. dated January 12, 2021 (incorporated by reference to Exhibit 4.107 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.108	English Translation of Rights and Obligations Assumption Letter executed by Fuzhou Leti Camping Operation Management Co., Ltd. dated January 12, 2021 (incorporated by reference to Exhibit 4.108 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of JunHe LLP
15.2*	Consent of Deloitte Touche Tohmatus Certified Public Accountants LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Ruolei Niu
Name:	Ruolei Niu
Title:	Chief Financial Officer

Date: June 21, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bright Scholar Education Holdings Limited

Opinion of the Financial Statements

We have audited the accompanying consolidated balance sheets of Bright Scholar Education Holdings Limited and its subsidiaries (the “Company”) as of August 31, 2021 and 2022, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2022, and the related notes and the schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2021 and 2022, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(i). Such United States dollar amounts are presented solely for the convenience of the readers.

Restatement of Previously Issued Financial Statements

As discussed in Note 2(d) to the financial statements, the Company has restated its 2020 and 2021 financial statements to correct errors relating to lease accounting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Critical Audit Matters (Continued)

Goodwill and indefinite lived intangible assets — Overseas Schools reporting unit — Refer to Notes 2, 8 and 10 to the financial statements

Critical Audit Matter Description

Management conducts an impairment assessment annually or more frequently if events or circumstances indicate that the carrying values of goodwill and indefinite lived intangible assets may be impaired. The Company’s impairment evaluation involves the comparison of the fair values to the carrying values of each reporting unit and the comparison of the fair values to the carrying values of each indefinite lived intangible asset. The fair value of each reporting unit is estimated by management using the discounted cash flow model. The fair values of indefinite lived intangible assets are estimated by management using the relief-from-royalty method. The determination of the fair values of the reporting units and the indefinite lived intangible assets requires management to make significant estimates and assumptions. In particular, the fair value estimate is sensitive to certain assumptions, such as discount rate, terminal growth rate and royalty rate as well as others used to project future cash flows, such as forecasts of future revenues. These assumptions were affected by management’s business plans and expectations about future market and economic conditions, including the impact of the Coronavirus Disease 2019 (“COVID-19”) pandemic.

As of August 31, 2022, the carrying values of the goodwill and indefinite lived intangible assets, net of impairment allocated to the Overseas Schools segment, which also represents as Overseas Schools Reporting Unit, were RMB 704.7 million and RMB 252.7 million, respectively. Based on the Company’s annual impairment test performed as of August 31, 2022, the Company recognized impairment loss of RMB 419.8 million on goodwill and RMB 113.4 million on indefinite lived intangible assets associated with Overseas Schools reporting unit, respectively, for the year ended August 31, 2022.

We identified goodwill and indefinite lived intangible assets impairment assessments for Overseas Schools reporting unit as a critical audit matter because of the significant estimates and assumptions made by management in estimating the fair values. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions relating to discount rate, terminal growth rate, royalty rate, forecasts of future revenue, specifically due to the sensitivity of Overseas Schools’ operations to changes of the market and economic conditions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to discount rate, terminal growth rate and royalty rate and forecasts of future revenue used by management to estimate the fair values of the Overseas Schools reporting unit and indefinite lived intangible assets included the following, among others:

●	We evaluated management’s ability to appropriately forecast future revenue by comparing actual results to management’s historical forecasts.

●	We evaluated the reasonableness of management’s forecasts of future revenue by comparing the forecasts to:

–	Historical and current performances.

–	Future business plans, developed by the management of the Overseas Schools reporting unit.

–	Current industry and economic trends, including the impact of COVID-19 pandemic.

●	With the assistance of our valuation specialists, we evaluated the reasonableness of the (1) valuation methodology, (2) terminal growth rate, (3) discount rate and (4) royalty rate, including testing the source information underlying the determination of the terminal growth rate, discount rate and royalty rate, and the mathematical accuracy of the calculation, and developing an independent estimate of discount rate and comparing it to the discount rate selected by management.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Critical Audit Matters (Continued)

Leases— Overseas Schools segment— Refer to Notes 2 and 15 to the financial statements

Critical Audit Matter Description

When measuring the operating lease right-of-use assets and operating lease liabilities, the Company calculates the present value of the future lease payments over lease term. The determination of expected future lease payments requires the Company consider whether the variable lease payments in the future, should be included in the lease payments.

As of August 31, 2022, the Company had RMB 1,453.8 million of operating lease right-of-use assets and RMB 1,543.8 million of operating lease liabilities, of which RMB 1,297.3 million of operating lease right-of-use assets and RMB 1,363.5 million of operating lease liabilities were derived from operations in Overseas Schools segment. As of August 31, 2022, RMB 872.1 million of operating lease right-of-use assets and RMB 897.0 million of operating lease liabilities are subject to terms of variable payments in the lease agreements. Whether operating lease right-of-use assets and operating lease liabilities are accurately computed and recorded may have a significant effect on the Company’s consolidated financial statements. Given the high amounts of payments and the variety of payment terms in the lease agreements, we identified the evaluation of the variable payments to be included in or excluded from the lease payments in Overseas Schools segment, as a critical audit matter. The audit of appropriate application of variable lease payments required an increased extent of effort, when performing audit procedures to evaluate the reasonableness of Company’s determination of lease payments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the payments of leases included or excluded from lease payments included the following, among others:

●

We performed audit procedures that included, testing the accuracy of data used in the calculation of the operating lease right-of-use assets and operating lease liabilities, by agreeing the underlying inputs, such as lease term and payment terms to source documents on a sample basis.

●	We examined the lease contracts on a sample basis and assessed whether management’s assessment on the nature of payments to be included or excluded from the lease payment that are consistent with guidance in Accounting Standards Codification 842, Leases (“ASC 842”).

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Guangzhou, China

June 21, 2023

We have served as the Company’s auditor since 2016.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Notes	2021	2022
		RMB	RMB	USD
		As Restated		Note 2(i)
		Note 2(d)
ASSETS
Current assets
Cash and cash equivalents	27	844,684	664,769	96,497
Restricted cash, net of allowance of RMB 119 and RMB 30 as of August 31, 2021 and 2022, respectively	27	669,029	191,365	27,778
Accounts receivable, net of allowance of RMB 19,895 and RMB 13,793 as of August 31, 2021 and 2022, respectively	17	41,723	18,084	2,625
Amounts due from related parties, net of allowance of RMB 233 and RMB 572 as of August 31, 2021 and 2022, respectively	21	15,087	196,626	28,542
Other receivables, deposits and other assets, net of allowance of RMB 797 and RMB 1,677 as of August 31, 2021 and 2022, respectively	6	81,119	112,762	16,369
Inventories		7,579	6,869	997
Amounts due from Affected Entities, net of allowance of RMB nil and RMB nil as of August 31, 2021 and 2022, respectively*	3, 21	2,028,866	-	-
Assets held for sale		-	11,258	1,634
Total current assets		3,688,087	1,201,733	174,442
Restricted cash – non current	27	1,450	1,650	240
Property and equipment, net	7	519,452	393,277	57,088
Intangible assets, net	8	485,822	322,896	46,871
Goodwill, net	10	1,950,186	1,433,916	208,146
Long-term investments	9	75,443	40,486	5,877
Prepayments for construction contracts		5,974	4,894	711
Deferred tax assets, net	19	64,096	85,103	12,354
Other non-current assets, net of allowance of RMB 829 and RMB 237 as of August 31, 2021 and 2022, respectively	11	68,217	15,343	2,226
Operating lease right-of-use assets – non current	15	1,693,463	1,453,833	211,037
Total non-current assets		4,864,103	3,751,398	544,550
TOTAL ASSETS		8,552,190	4,953,131	718,992
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 10,941 and RMB 6,154 as of August 31, 2021 and 2022, respectively)		73,411	100,229	14,549
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 5,641 and RMB 294,164 as of August 31, 2021 and 2022, respectively)	21	40,445	343,032	49,794
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited RMB 13,876 and RMB 27,790 as of August 31, 2021 and 2022, respectively)	13	234,036	262,490	38,104
Short-term loans (including short-term loans of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB nil and RMB nil as of August 31, 2021 and 2022, respectively)	14	753,754	149,239	21,663
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 19,091 and RMB 19,983 as of August 31, 2021 and 2022, respectively)		178,213	85,856	12,463
Contract liabilities – current (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 139,126 and RMB 107,494 as of August 31, 2021 and 2022, respectively)	17	425,954	516,731	75,008
Refund liabilities – current (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 10,398 and RMB 9,458 as of August 31, 2021 and 2022, respectively)	17	32,362	20,517	2,978
Operating lease liabilities – current (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 12,005 and RMB 20,779 as of August 31, 2021 and 2022, respectively)	15	122,995	104,515	15,171
Bond payable (including bond payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB nil and RMB nil as of August 31, 2021 and 2022, respectively)	12	1,836,362	-	-
Amounts due to Affected Entities (including amounts due to Affected Entities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 276,378 and RMB nil as of August 31, 2021 and 2022, respectively)*	3, 21	333,270	-	-
Total current liabilities		4,030,802	1,582,609	229,730
Non-current contract liabilities (including non-current portion of contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 1,084 and RMB 1,108 as of August 31, 2021 and 2022, respectively)	17	1,421	2,203	320
Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 9,561 and RMB 9,551 as of August 31, 2021 and 2022, respectively)	19	26,744	21,707	3,151

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Notes	2021	2022
		RMB	RMB	USD
		As Restated		Note 2(i)
		Note 2(d)
Long-term loan (including long-term loan of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited RMB nil and RMB nil as of August 31, 2021 and 2022, respectively)	14	616	633	92
Other non-current liabilities due to related parties (including other non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 13,154 and RMB 11,197 as of August 31, 2021 and 2022, respectively)	21	13,154	11,197	1,625
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 83,475 and RMB 72,464 as of August 31, 2021 and 2022, respectively)	15	1,672,577	1,439,239	208,918
Total non-current liabilities		1,714,512	1,474,979	214,106
TOTAL LIABILITIES		5,745,314	3,057,588	443,836
Commitments and Contingencies	22

EQUITY
Share capital (US$0.00001 par value; 118,928,526 shares issued and outstanding as of August 31, 2021, 118,669,795 shares issued and outstanding as of August 31, 2022)	16	8	8	1
Additional paid-in capital		1,727,020	1,693,358	245,806
Statutory reserves		2,531	14,872	2,159
Accumulated other comprehensive income		168,324	34,401	4,994
Retained earnings (accumulated deficit)		648,944	(72,737)	(10,558)
Shareholders’ equity		2,546,827	1,669,902	242,402
Non-controlling interests	23	260,049	225,641	32,754
TOTAL EQUITY		2,806,876	1,895,543	275,156
TOTAL LIABILITIES AND EQUITY		8,552,190	4,953,131	718,992

*	The Affected Entities refer to the schools and entities been affected by the Implementation Rules and consequently deconsolidated on August 31, 2021. They became the related parties of the Company since September 1, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

	Notes	2020	2021	2022
		RMB	RMB	RMB	USD
Continuing operations					Note 2(i)
Revenue	17	1,476,347	1,401,780	1,713,965	248,797
Cost of revenue		(1,059,537)	(1,180,263)	(1,237,306)	(179,606)
Gross profit		416,810	221,517	476,659	69,191
Selling, general and administrative expenses		(562,600)	(535,878)	(539,893)	(78,370)
Other operating income		34,761	24,969	5,339	775
Impairment loss on property and equipment		-	-	(6,586)	(956)
Impairment loss on operating lease right-of-use assets		(12,772)	(15,575)	(8,861)	(1,286)
Impairment loss on intangible assets		-	-	(113,385)	(16,459)
Impairment loss on goodwill		-	(84,730)	(419,805)	(60,938)
Operating loss		(123,801)	(389,697)	(606,532)	(88,043)
Interest expense, net		(162,912)	(169,693)	(127,840)	(18,557)
Investment income		54,166	129,575	135,309	19,641
Other expenses		(10,364)	(10,137)	(5,808)	(843)
Loss before income taxes and share of equity in loss of unconsolidated affiliates		(242,911)	(439,952)	(604,871)	(87,802)
Income tax expense	19	(63,815)	(94,176)	(58,919)	(8,553)
Share of equity in loss of unconsolidated affiliates		(595)	(1,018)	(39,747)	(5,770)
Net loss from continuing operations		(307,321)	(535,146)	(703,537)	(102,125)
Income from discontinued operations, net of tax	3	471,495	369,343	-	-
Net income/(loss)		164,174	(165,803)	(703,537)	(102,125)
Less: Net income/(loss) attributable to the non-controlling interests	23	3,169	(112,998)	5,803	842
Net income/(loss) attributable to Bright Scholar Education Holdings Limited ordinary shareholders		161,005	(52,805)	(709,340)	(102,967)
Amounts attributable to Bright Scholar Education Holdings Limited shareholders
Net loss from continuing operations		(316,878)	(540,768)	(709,340)	(102,967)
Income from discontinued operations, net of tax		477,883	487,963	-	-
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders		161,005	(52,805)	(709,340)	(102,967)
Net earnings/(loss) per share attributable to ordinary shareholders — basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	20	(2.64)	(4.54)	(5.98)	(0.87)
Net income from discontinued operations attributable to ordinary shareholders	20	3.98	4.09	-	-
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders	20	1.34	(0.45)	(5.98)	(0.87)
Weighted average shares used in calculating net earnings/(loss) per ordinary share, basic and diluted	20	120,158,001	119,220,331	118,697,495	118,697,495

 The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2020, 2021 AND 2022

(Amounts in thousands)

	2020	2021	2022
	RMB	RMB	RMB	USD
				Note 2(i)
Net income/(loss)	164,174	(165,803)	(703,537)	(102,125)
Other comprehensive income/(expense), net of tax
Foreign currency translation adjustment	106,387	(17,156)	(133,840)	(19,428)
Other comprehensive income/(loss)	106,387	(17,156)	(133,840)	(19,428)
Comprehensive income/(loss)	270,561	(182,959)	(837,377)	(121,553)
Less: comprehensive income/(loss) attributable to non-controlling interests	3,140	(113,107)	5,886	854
Comprehensive income/(loss) attributable to ordinary shareholders	267,421	(69,852)	(843,263)	(122,407)

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	Share capital		Additional paid-in capital	Statutory reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Total Bright Scholar Education Holdings Limited shareholders’ equity	Non- controlling interests	Total equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2019	120,585,274	8	2,105,189	64,945	472,339	78,955	2,721,436	361,832	3,083,268
Net income for the year	—	—	—	—	161,005	—	161,005	3,169	164,174
Acquisition of subsidiaries	—	—	—	—	—	—	—	27,583	27,583
Capital injection	—	—	—	—	—	—	—	2,650	2,650
Foreign currency translation adjustment	—	—	—	—	—	106,416	106,416	(29)	106,387
Repurchase of ordinary shares**	—	—	(56,058)	—	—	—	(56,058)	—	(56,058)
Cancellation of Treasury Stock**	(569,732)	*	*	—	—	—	—	—	—
Share-based compensation (Note 18)	—	—	(10,631)	—	—	—	(10,631)	—	(10,631)
Provision for statutory reserves	—	—	—	622	(622)	—	—	—	—
Distribution of dividends to shareholders***	—	—	(184,238)	—	—	—	(184,238)	—	(184,238)
Distribution of dividends to non-controlling interest shareholders****	—	—	—	—	—	—	—	(3,104)	(3,104)
Disposal of a subsidiary	—	—	—	—	—	—	—	(5,650)	(5,650)
Balance as of August 31, 2020	120,015,542	8	1,854,262	65,567	632,722	185,371	2,737,930	386,451	3,124,381
Cumulative-effect adjustment upon adoption of ASC Topic 326	—	—	—	—	(4,244)	—	(4,244)	—	(4,244)
Net loss for the year	—	—	—	—	(52,805)	—	(52,805)	(112,998)	(165,803)
Loss of control over Affected Entities (Note 3)	—	—	(10,235)	(64,945)	75,180	—	—	—	—
Acquisition of subsidiaries (Note 4)	—	—	—	—	—	—	—	18,012	18,012
Capital injection	—	—	—	—	—	—	—	1,370	1,370
Foreign currency translation adjustment	—	—	—	—	—	(17,047)	(17,047)	(109)	(17,156)
Repurchase of ordinary shares**	—	—	(24,628)	—	—	—	(24,628)		(24,628)
Cancellation of Treasury Stock**	(1,058,389)	*	*	—	—	—	—	—	—
Share-based compensation (Note 18)	—	—	1,865	—	—	—	1,865	—	1,865
Provision for statutory reserves	—	—	—	1,909	(1,909)	—	—	—	—
Distribution of dividends to shareholders***	—	—	(92,554)	—	—	—	(92,554)	—	(92,554)
Distribution of dividends to non-controlling interest shareholders****	—	—	—	—	—	—	—	(17,697)	(17,697)
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	(1,690)	—	—	—	(1,690)	(14,980)	(16,670)
Balance as of August 31, 2021 in RMB	118,957,153	8	1,727,020	2,531	648,944	168,324	2,546,827	260,049	2,806,876
Net (loss)/income for the year	—	—	—	—	(709,340)	—	(709,340)	5,803	(703,537)
Capital injection	—	—	1,000	—	—	—	1,000	6,160	7,160
Foreign currency translation adjustment	—	—	—	—	—	(133,923)	(133,923)	83	(133,840)
Repurchase of ordinary shares**	—	—	(9,245)	—	—	—	(9,245)	—	(9,245)
Cancellation of Treasury Stock**	(287,358)	—	—	—	—	—	—	—	—
Share-based compensation (Note 18)	—	—	(816)	—	—	—	(816)	—	(816)
Provision for statutory reserves	—	—	—	12,341	(12,341)	—	—	—	—
Distribution of dividends to non-controlling interest shareholders****	—	—	—	—	—	—	—	(27,473)	(27,473)
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	(24,601)	—	—	—	(24,601)	(18,981)	(43,582)
Balance as of August 31, 2022 in RMB	118,669,795	8	1,693,358	14,872	(72,737)	34,401	1,669,902	225,641	1,895,543
Balance as of August 31, 2022 in USD	118,669,795	1	245,806	2,159	(10,558)	4,994	242,402	32,754	275,156

The accompanying notes are an integral part of these consolidated financial statements.

Note*: The amount is less than RMB one thousand.

Note**: The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired ordinary shares is recorded as treasury stock. During the years ended August 31, 2020, 2021 and 2022, the Group repurchased a total of 1,096,312, 560,436 and 258,731 ordinary shares from the market for a cash consideration of RMB 56,058, RMB 24,628, and RMB 9,245, respectively. Total of 569,732 ordinary shares, 1,058,389 ordinary shares and 287,358 ordinary shares have been cancelled by the Group during the years ended August 31, 2020, 2021 and 2022, respectively. As of August 31, 2022, the number of treasury stock is nil.

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

Note****: The Company has distributed a cash dividend of RMB 3,104, RMB 17,697 and RMB 27,473 to the non-controlling interest shareholders during the years ended August 31, 2020, 2021 and 2022, respectively. The cash dividend has been fully paid as of August 31, 2020, 2021 and 2022, respectively.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2020, 2021 AND 2022

(Amounts in thousands)

	Notes	2020	2021	2022
		RMB	RMB	RMB	USD
		As Restated	As Restated		Note 2(i)
		Note 2(d)	Note 2(d)
Cash flows from operating activities
Net income/(loss) for the year		164,174	(165,803)	(703,537)	(102,125)
Adjustments to reconcile net cash flows from operating activities:
Depreciation		153,850	188,831	98,120	14,243
Amortization of land use rights		2,128	2,127	—	—
Amortization of intangible assets		41,447	30,781	17,814	2,586
Noncash lease expense		143,268	251,360	132,392	19,218
Impairment loss on goodwill		68,723	84,730	419,805	60,938
Impairment loss on intangible assets		—	—	113,385	16,459
Impairment loss on operating lease right-of-use assets		12,772	15,575	8,861	1,286
Impairment loss on property and equipment		—	—	6,586	956
Gain on lease early termination		—	—	(17,022)	(2,472)
Provision/(reversal) of current expected credit losses		—	7,077	(5,835)	(847)
Finance costs		15,161	15,746	19,853	2,882
Loss on disposal of property and equipment		438	187	582	84
Share of equity in loss of unconsolidated affiliates*		595	1,218	39,747	5,770
Share-based compensation		(10,631)	1,865	(816)	(118)
Gain on disposal of a subsidiary		(14,865)	—	—	—
Loss on deconsolidation of Affected Entities		—	261,267	—	—
Investment income		(211)	—	(83,787)	(12,162)
Deferred income taxes		(12,971)	(44,342)	(33,535)	(4,868)
Changes in operating assets and liabilities and other, net:
Accounts receivable		5,467	(37,966)	27,279	3,960
Inventories		(1,345)	(2,736)	710	103
Amounts due from related parties		(7,868)	897	(12,361)	(1,794)
Other receivables, deposits and other assets		7,746	(2,194)	(36,650)	(5,320)
Accounts payable		(7,876)	997	36,857	5,350
Amounts due to related parties		3,605	(2,349)	86,533	12,561
Accrued expenses and other current liabilities		6,256	220,334	74,936	10,878
Contract liabilities		(25,249)	162,810	114,800	16,664
Refund liabilities		23,802	(70,712)	(11,845)	(1,719)
Other assets and liabilities		30,847	(20,677)	(132,071)	(19,171)
Operating lease liabilities		(108,036)	(200,215)	(113,628)	(16,494)
Net cash provided by operating activities		491,227	698,808	47,173	6,848
Cash flows from investing activities
Purchase of short-term investments	5	(2,156,550)	(3,892,690)	(2,337,000)	(339,236)
Proceed from redemption of short-term investments upon maturity	5	2,390,010	3,905,707	1,536,494	223,036
Additions of property and equipment and intangible assets		(149,763)	(158,673)	(89,644)	(13,013)
Proceeds from sale of property and equipment		1,539	2,189	2,949	428
Acquisition of subsidiaries, net of cash acquired of RMB 41,413, RMB 164 and RMB nil in 2020, 2021 and 2022, respectively		5,179	(1,755)	—	—
Payment for an equity method investment		(42,000)	(1,134)	—	—
Disposal of a subsidiary, net of cash disposed of RMB 6,192, RMB nil, RMB nil in 2020, 2021 and 2022, respectively		24,152	—	—	—
Net cash outflow from loss of control of Affected Entities		—	(2,912,290)	—	—
Purchase of long-term investments	9	—	(21,890)	(5,000)	(726)
Proceed from redemption of long-term investment	9	—	1,500	—	—
Proceeds from loan receivable		—	—	55,432	8,046
Net cash provided by/(used in) investing activities		72,567	(3,079,036)	(836,769)	(121,465)

*	This amount included share of equity in loss of unconsolidated affiliates in discontinued operation.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2020, 2021 AND 2022 - CONTINUED

(Amounts in thousands)

	Note	2020	2021	2022
		RMB	RMB	RMB	USD
		As Restated	As Restated		Note 2(i)
		Note 2(d)	Note 2(d)
Cash flows from financing activities
Payments for purchase of non-controlling interest		—	(16,670)	(43,582)	(6,326)
Advances from related parties		—	—	1,806,663	262,254
Repayments for advances from related parties		(8,732)	—	—	—
Proceeds from related party loan		—	—	480,000	69,676
Repayment for related party loan		—	—	(480,000)	(69,676)
Repurchase of ordinary shares		(56,058)	(24,628)	(9,245)	(1,342)
Dividend to shareholders		(184,238)	(92,554)	—	—
Dividend to non-controlling interests		(3,104)	(17,697)	(27,473)	(3,988)
Proceeds from bank loans		1,016,219	1,047,188	629,008	91,306
Repayment for bank loans		(50,000)	(1,228,550)	(1,221,799)	(177,355)
Repurchase of bonds		(10,659)	(80,174)	(394,756)	(57,302)
Redemption of bonds		—	—	(1,513,460)	(219,693)
Capital injection from non-controlling interests		2,650	1,370	7,160	1,039
Proceeds from promissory note		—	—	877,487	127,375
Payment for acquisition of Chengdu Yinzhe		(30,375)	(22,579)	—	—
Payment for acquisition of Leti		—	—	(2,500)	(363)
Payment for acquisition of Linstitute		—	(12,240)	(6,120)	(888)
Net cash provided by/(used in) financing activities		675,703	(446,534)	101,383	14,717
Net increase/(decrease) in cash and cash equivalents, and restricted cash		1,239,497	(2,826,762)	(688,213)	(99,900)
Cash and cash equivalents and restricted cash at beginning of the year		3,265,014	4,423,937	1,515,163	219,939
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(80,574)	(82,012)	30,834	4,476
Cash and cash equivalents and restricted cash at end of the year	27	4,423,937	1,515,163	857,784	124,515
Supplemental disclosure of cash flow information:
Income tax paid		67,869	68,602	153,821	22,328
Non-cash investing and financing activities:
For the years ended of August 31, 2020, 2021 and 2022
Acquisition of subsidiaries		38,416	—	—	—
Accounts payable balance for acquisition of property and equipment		(13,038)	(14,668)	(5,205)	(756)
Amounts due to related parties balance for acquisition of property and equipment		(15,545)	(19,519)	(512)	(74)
Right-of-use assets obtained in exchange for the new operating lease liabilities (Note 15)		141,000	179,968	86,116	12,501
Decrease of Right-of-use assets for early termination		14,019	23,815	55,908	8,116
Decrease of amount due to related parties by offsetting with short-term investments (Note 21)		—	—	884,293	128,363
Increase of amount due from related parties from disposal of property and equipment (Note 21)		—	—	57,998	8,419

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings Limited (the “Company”) was incorporated under the laws of Cayman Islands on December 16, 2016. The Company, its subsidiaries, schools, its variable interest entities (the “VIE”s) and its VIEs’ subsidiaries and schools (collectively referred to as the “Group”) are principally engaged in the provision of full spectrum private fundamental education, including for-profit kindergarten in the People’s Republic of China (the “PRC”), complementary education services, operation services for domestic schools, and education programs and services including independent schools and colleges in United Kingdom (the “UK”) and the United States (the “US”).

On May 14, 2021, the General Office of the State Council of the People’s Republic of China (the “PRC State Council”) announced the issuance of the Implementation Regulations of the People’s Republic of China on the Law Regarding the Promotion of Private Education (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling a private school that provides compulsory education or a non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related parties, and any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the interests of the state and the school or the rights and interests of the teachers and students, which may impose restrictions on the above-mentioned related party transactions. Compulsory education in this context means the nine years of curriculum education mandated by the PRC, consisting of six years of primary education at primary school and three years of secondary education at middle school. Moreover, all Company’s international schools provide partial or complete compulsory education services in the PRC. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party.

Under the Implementation Rules, private schools providing compulsory education is prohibited from being controlled through contractual arrangement and conducting transactions with its related parties and hence, significantly affects the enforceability of the exclusive management services and business cooperation agreements with the schools providing compulsory education, including the Company’s primary schools, middle schools and international schools. In addition, the Company’s high schools provide high school education services in conjunction with compulsory education under the same school entities, as such, they are also affected by the Implementation Rules. Such prohibition has significantly affected the enforceability of the exclusive management services and business cooperation agreements with school entities providing compulsory education. As such, the Company have ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities, by August 31, 2021 while continuing to provide essential services to keep these schools open.

Furthermore, taking into account Guangdong Country Garden Education Investment Management Co., Ltd. (“BGY Education Investment”) acts as a special purpose vehicle established as a holding company to hold interest in the Affected Entities and is engaged in investment in private schools providing compulsory education and not-for-profit kindergartens education as the school sponsor or the holding company thereof, the contractual arrangements with BGY Education Investment are more likely than not violating the Implementation Rules, and accordingly, the Company is subject to significant risks of uncertainties of the validity and enforcement of the contractual arrangements between the Company’s wholly owned subsidiary (the “WFOE”) Zhuhai Hengqin Bright Scholar Management Consulting Co. Ltd. (“Zhuhai Bright Scholar”), BGY Education Investment, its subsidiaries and private schools that provides compulsory education and non-for-profit kindergartens.

As a result of the effectiveness of the Implementation Rules, the Company would no longer be able to use its power under the contractual arrangements as disclosed in Note 2(b) to direct the relevant activities that would most significantly affect the economic performance of those schools and hence, has lost control on August 31, 2021 over the private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China, including BGY Education Investment, that are affected by the Implementation Rules. All such entities are collectively named as “Affected Entities”. The Company assessed the implications of Implementation Rules and concluded that, based on all relevant facts and circumstances, and after consultation with its PRC legal counsel and external advisors, the ability of the Group to use its power under the contractual arrangements with BGY Education Investment to direct the relevant activities that would most significantly affect the economic performance of the Affected Entities had ceased on August 31, 2021 immediately before the Implementation Rules became effective. Accordingly, the carrying amount related to the net assets of the Affected Entities were deconsolidated from the consolidated financial statements of the Group as of August 31, 2021.

In addition, after August 31, 2021, the remaining businesses of the Group are mainly engaged in the provision of operation services for domestic schools, including catering and procurement services, for-profit kindergarten education programs and services, complementary education services, and overseas education programs and services. The schools under the VIE entities are 8 for-profit kindergartens as of August 31, 2021 and 2022. There were no significant changes in the nature of the Group’s principal activities during the year ended August 31, 2022.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES- continued

As of August 31, 2022, details of the material Company’s subsidiaries, schools, its VIEs and the VIE’s major subsidiaries and schools of the continuing operations were as follows:

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2022	Principal activities
Major wholly owned subsidiaries:
Impetus Investment Limited (“Impetus”)	Cayman	April 1, 2014	100%	Investment holding
Zhuhai Hengqin Bright Scholar Management Consulting Co. Ltd. (“Zhuhai Bright Scholar”)	PRC	January 24, 2017	100%	Management consulting service
Time Education China Holdings Limited	Hong Kong	August 16, 2013	100%	Investment holding
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman	December 27, 2017	100%	Investment holding
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd.	PRC	December 15, 2016	100%	Complementary education services
Can-achieve (Beijing) Education Consulting Co., Ltd.	PRC	May 14, 2008	70%	Complementary education services
Guangdong Bright Scholar Education Technology Co., Ltd.	PRC	September 26, 2017	100%	Complementary education services
Guangdong Zhixing Weilai Logistics Management Co., Ltd.	PRC	October 24, 2018	100%	Complementary education services
Zhuhai Hengqin Dingjia Education Consulting Limited	PRC	March 13, 2019	70%	Complementary education Services
Bright Scholar (UK) Holdings Limited	UK	July 31, 2018	100%	Investment holding
CATS Colleges Holdings Limited	UK	March 13, 2019	100%	Investment holding
Cambridge Arts and Science Limited	UK	October 23, 1997	100%	Overseas education services
The Worthgate School Canterbury (previously known as CATS Canterbury Limited)	UK	August 29, 2007	100%	Overseas education services
Guildhouse School London (previously known as CATS College London Limited)	UK	November 17, 2010	100%	Overseas education services
CATS Academy Boston Inc.	US	July 5, 2012	100%	Overseas education services
VIEs of the Company:
Foshan Meiliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Foshan Zhiliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Beijing Boteng Consulting Co., Ltd.	PRC	June 1, 2021	100%	Investment holding
Foshan Shangtai Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Foshan Renliang Education Technology Co., Ltd.	PRC	August 12, 2021	100%	Investment holding
Foshan Yongliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Major subsidiaries and schools of the VIEs:
Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd.	PRC	November 2, 2018	100%	Kindergarten education services
Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd.	PRC	August 22, 2019	70%	Kindergarten education services
Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd.	PRC	September 15, 2020	100%	Kindergarten education services
Beijing Huanxue International Travel Limited	PRC	October 16, 2020	100%	Complementary education Services
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	PRC	July 16, 2015	100%	Complementary education services
Chengdu Laizhe Education and Technology Co., Ltd.	PRC	November 12, 2013	85%	Complementary education services
Shanghai Huodai Commercial Information Consulting Co., Ltd.	PRC	December 14, 2017	51%	Complementary education services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As a result of the Implementation Rules stated in Note 1, the Group has considered that it lost control over Affected Entities providing compulsory education and not-for-profit kindergartens education in China by August 31, 2021, and therefore deconsolidated the Affected Entities on August 31, 2021. In addition, the Group concluded that the Affected Entities together represent a group of components of the Group and the deconsolidation represents a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. Therefore, the Group has presented the results related to the Affected Entities as discontinued operations in its consolidated statements of operations and comprehensive income for all historical comparative periods presented.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, schools, its VIEs and the VIEs’ subsidiaries and schools. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of VIEs

Prior to the effectiveness of the Implementation Rules, PRC laws and regulations prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

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

In response to the Implementation Rules, a set of supplementary agreements to the contractual arrangements were entered into among Company’s WFOE, Zhuhai Bright Scholar, BGY Education Investment, BGY Education Investment’s shareholders and six newly established companies in August 2021 to enable them, as well as their subsidiaries, to entitle to the same power, rights and obligations of the contractual arrangements as BGY Education Investment. The six newly established companies, including Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., Beijing Boteng Education Consulting Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd. and Foshan Yongliang Education Technology Co., Ltd. (collectively referred to as the “New VIEs”), are owned by the same equity shareholders as BGY Education Investment. On the same day, the New VIEs obtained the equity interest of the subsidiaries providing complementary education services, operation services for domestic schools and for-profit kindergartens from BGY Education Investment, which were previously held by BGY Education Investment.

Accordingly, the Group had consolidated the financial position and operating results of BGY Education Investment, new VIEs and its subsidiaries and schools in the consolidated financial statements of the Company during the year ended August 31, 2020 and 2021 before the Group lost control over the Affected Entities by August 31, 2021 as a result of the effectiveness of the Implementation Rules. The Company’s VIE includes (1) BGY Education Investment and the schools and subsidiaries it held, prior to August 31, 2021; and (2) the New VIEs and subsidiaries and schools they hold respectively before and after August 31, 2021.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Agreements that provide the Group with effective control over the VIEs include:

Voting Rights Proxy Agreement & Irrevocable Power of Attorney

During the year ended August 2020 and 2021 before the Group lost control over the Affected Entities by August 31, 2021, under voting right proxy agreement and irrevocable power of attorney, each of the shareholders of BGY Education Investment has executed a power of attorney to grant Zhuhai Bright Scholar the power of attorney to act on his or her behalf on all matters pertaining to the BGY Education Investment and to exercise all of his or her rights as a shareholder of BGY Education Investment, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Zhuhai Bright Scholar terminates the agreement by giving a prior written notice or gives its consent to the termination by BGY Education Investment.

As agreed in the aforementioned supplementary agreements, including supplementary irrevocable power of attorney, the irrevocable power of attorney between each of the shareholders of BGY Education Investment and Zhuhai Bright Scholar was terminated on August 31, 2021 due to the effectiveness of the Implementation Rules. Meanwhile, under the respective supplementary agreements, the shareholders of New VIEs entitle to the same power, rights and obligations of the contractual arrangements as the shareholders of BGY Education Investment previously entitled.

Exclusive Call Option Agreement

Under the exclusive call option agreement, each of the shareholders of BGY Education Investment and the New VIEs granted Zhuhai Bright Scholar or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in BGY Education Investment and the New VIEs when and to the extent permitted by PRC law. Zhuhai Bright Scholar or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Zhuhai Bright Scholar’s written consent, the shareholders of BGY Education Investment and the New VIEs shall not transfer, donate, pledge, or otherwise dispose any equity interests of BGY Education Investment and the New VIEs in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement cannot be terminated by BGY Education Investment, the New VIEs or their shareholders.

There is no change made on the exclusive call option agreement among each of the shareholders of BGY Education Investment and Zhuhai Bright Scholar during years ended August 31, 2020, 2021 and 2022. In August 2021, the shareholders of New VIEs entered into the exclusive call option agreement with Zhuhai Bright Scholar, and no change was made since then.

Equity Pledge Agreement

Under the equity pledge agreement, each of the shareholders pledged all of their equity interests in BGY Education Investment and the New VIEs to Zhuhai Bright Scholar as collateral to secure their obligations under the equity pledge agreements. If the shareholders of BGY Education Investment and the New VIEs breach their respective contractual obligations, Zhuhai Bright Scholar, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of BGY Education Investment and the New VIEs shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in BGY Education Investment and the New VIEs without prior written consent of Zhuhai Bright Scholar. The equity pledge right held by Zhuhai Bright Scholar will expire when the shareholders of BGY Education Investment and the New VIEs, and Zhuhai Bright Scholar have fully performed their respective obligations under the Consulting Services Agreement and Operating Agreement, or the shareholder is no longer a shareholder of BGY Education Investment, the New VIEs or the satisfaction of all its obligations by BGY Education Investment and the New VIEs under the VIE contractual arrangements.

There is no change made on the equity pledge agreement among each of the shareholders of BGY Education Investment and Zhuhai Bright Scholar during years ended August 31, 2020, 2021 and 2022. In August 2021, the shareholders of New VIEs entered into the equity pledge agreement with Zhuhai Bright Scholar, and no change was made since then.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

The agreements that transfer economic benefits of BGY Education Investment and the New VIEs to the Group include:

Exclusive Management Services and Business Cooperation Agreement

During the year ended August 2020 and 2021 before the Group lost control over the Affected Entities by August 31, 2021, under the exclusive management services and business cooperation agreement, BGY Education Investment engages Zhuhai Bright Scholar as its exclusive technical and operational consultant and under which Zhuhai Bright Scholar agrees to assist in business development and related services necessary to conduct BGY Education Investment’s operational activities. BGY Education Investment shall not seek or accept similar services from other providers without the prior written approval of Zhuhai Bright Scholar. The agreements will be effective as long as BGY Education Investment exists. Zhuhai Bright Scholar may terminate this agreement at any time by giving a prior written notice to BGY Education Investment.

As agreed in the aforementioned supplementary agreements, including supplementary exclusive management services and business cooperation agreement, the exclusive management services and business cooperation agreement between BGY Education Investment and Zhuhai Bright Scholar was terminated on August 31, 2021 due to the effectiveness of the Implementation Rules.

Meanwhile, under the respective supplementary agreements, the New VIEs engages Zhuhai Bright Scholar as its exclusive technical and operational consultant and under which Zhuhai Bright Scholar agrees to assist in business development and related services necessary to conduct the New VIEs’ operational activities. The New VIEs shall not seek or accept similar services from other providers without the prior written approval of Zhuhai Bright Scholar. The agreements will be effective as long as the New VIEs exists. Zhuhai Bright Scholar may terminate this agreement at any time by giving a prior written notice to the New VIEs.

Under the above agreements, the shareholders of BGY Education Investment (prior to termination of the agreement on August 31, 2021) and the New VIEs irrevocably granted Zhuhai Bright Scholar the power to exercise all voting rights to which they were entitled in the respective periods. In addition, Zhuhai Bright Scholar has the option to acquire all of the equity interests in BGY Education Investment and the New VIEs, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration in the respective periods. Finally, Zhuhai Bright Scholar is entitled to receive service fees for services to be provided to BGY Education Investment and the New VIEs in the respective periods.

As of August 31, 2021, based on all relevant facts and circumstances, and advices from the Company’s PRC legal advisor, the Company concluded that it no longer has a controlling interest in the Affected Entities due to the effectiveness of the Implementation Rules, which resulted to the deconsolidation of the Affected Entities. In addition, as agreed in the aforementioned supplementary agreements, certain contractual agreements with BGY Education Investment and its shareholders including exclusive management services and business cooperation agreement and irrevocable power of attorney were terminated on August 31, 2021 due to the effectiveness of the Implementation Rules. Nevertheless, the legal enforceability of the contractual arrangements with the New VIEs and its subsidiaries and schools is not impacted by the Implementation Rules. During year ended August 31, 2022, the Group believes that the contractual arrangements with the New VIEs are in compliance with the PRC law and regulations and are legally enforceable.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the BGY Education Investment (prior to August 31, 2021) and the New VIEs, while the Equity Pledge Agreements secure the obligations of the shareholders of BGY Education Investment (prior to August 31, 2021) and the New VIEs under the relevant agreements. Because the Group, through Zhuhai Bright Scholar, has (i) the power to direct the activities of BGY Education Investment (prior to the termination of the Exclusive Management Services and Business Cooperation Agreement on August 31, 2021) and the New VIEs, that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from BGY Education Investment and the New VIEs, the Group is deemed the primary beneficiary of BGY Education Investment (prior to August 31, 2021) and the New VIEs. Accordingly, the Company consolidates BGY Education Investment’s (prior to August 31, 2021) and the New VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements in the respective periods.

Prior to the effective of the Implementation Rules, during the years ended August 31, 2020 and August 31, 2021 before the Group lost control over the Affected Entities as a result of the effect of the Implementation Rules, the Group believes that the contractual arrangements with the VIEs are in compliance with the PRC law and regulations and are legally enforceable.

Risks related contractual arrangements

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

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate BGY Education Investment and the New VIEs in its consolidated financial statements as it may lose the ability to exert effective control over BGY Education Investment, the New VIEs and their shareholders, and it may lose the ability to receive economic benefits from BGY Education Investment and the New VIEs.

The following balances of VIEs as of August 31, 2021 and 2022, were included in the Group’s consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of August 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	142,609	142,642
Restricted cash, net	2,943	10,410
Accounts receivable, net	2,857	2,416
Amounts due from related parties, net	11	10,375
Other receivables, deposits and other assets, net	20,011	16,884
Inventories	4,761	5,748
Amounts due from Affected Entities, net	133,092	—
Total current assets	306,284	188,475
Restricted cash - non current	1,450	1,650
Property and equipment, net	25,034	46,747
Intangible assets, net	46,253	44,137
Goodwill, net	227,814	227,814
Long-term investments	70,315	30,289
Prepayments for construction contract	—	4,025
Operating lease right-of-use assets – non-current	87,752	76,607
Other non-current assets, net	1,043	6,311
Total non-current assets	459,661	437,580
TOTAL ASSETS	765,945	626,055
LIABILITIES
Current liabilities
Accounts payable	10,941	6,154
Amounts due to related parties	5,641	294,164
Accrued expenses and other current liabilities	13,876	27,790
Income tax payable	19,091	19,983
Contract liabilities	139,126	107,494
Refund liabilities	10,398	9,458
Operating lease liabilities – current	12,005	20,779
Amounts due to Affected Entities	276,378	—
Total current liabilities	487,456	485,822
Non-current portion of contract liabilities	1,084	1,108
Deferred tax liabilities, net	9,561	9,551
Operating lease liabilities – non current	83,475	72,464
Other non-current liabilities due to related parties	13,154	11,197
Total non-current liabilities	107,274	94,320
TOTAL LIABILITIES	594,730	580,142

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

The following amounts of VIEs for the years ended August 31, 2020, 2021 and 2022, were included in the Group’s consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue from continuing operations of the New VIEs	239,968	311,373	327,573
Revenue from discontinued operations of Affected Entities	1,890,156	2,303,339	—
Net income from continuing operation of the New VIEs after elimination of intercompany transactions	59,321	30,335	45,770
Net income from discontinued operations of Affected Entities (Note 3) after elimination of intercompany transactions	471,495	369,343	—

Net cash provided by operating activities	1,534,031	555,679	36,096
Net cash used in investing activities*	(47,946)	(2,893,644)	(54,677)
Net cash provided by/(used in) financing activities	48,543	(42,844)	26,281
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,534,628	(2,380,809)	7,700
Cash and cash equivalents and restricted cash at beginning of year	993,183	2,527,811	147,002
Cash and cash equivalents and restricted cash at end of year	2,527,811	147,002	154,702

Note*: Due to loss of control of Affected Entities on August 31, 2021, the net cash outflow disclosed in investing activities is RMB 2,912,290.

VIEs contributed an aggregate of 63.3%, 70.6% and 19.1% of the consolidated revenue from both discontinued and continuing operations for the three years ended August 31, 2020, 2021 and 2022, respectively. As of August 31, 2021, the New VIEs accounted for an aggregate of 8.9% of the consolidated total assets, and 10.2% of the consolidated total liabilities. And as of August 31, 2022, the New VIEs accounted for an aggregate of 12.6% of the consolidated total assets, and 19.0% and of the consolidated total liabilities.

During year ended August 31, 2020, BGY Education Investment entered into a seven-year loan agreement of RMB121,500 with SPD Bank. Under the agreement, BGY Education Investment is able to draw down up to RMB 121,500 from SPD Bank for the acquisition of Chengdu Yinzhe during the period from September 30, 2019 to September 30, 2021. The loan facility is secured by the Group’s equity interest in Chengdu Yinzhe, and guaranteed by Zhuhai Bright Scholar and Country Garden Real Estate Group Co., Ltd. As of August 31, 2020, BGY Education Investment drew down RMB 85,000 from SPD Bank, of which, RMB 7,500 was repaid in fiscal year ended August 31, 2021. In September and November 2021, BGY Education Investment repaid the loan with an aggregated amount of RMB 77,500, therefore the loan has been fully repaid and no guarantee has been provided by the Group to Affected Entities as of August 31, 2022.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to BGY Education Investment (prior to deconsolidation on August 31, 2021) and the New VIEs. However, if BGY Education Investment and the New VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of BGY Education Investment, the New VIEs or entrustment loans to BGY Education Investment and the New VIEs. After the effectiveness of the Implementation Rules, the loans provided to BGY Education Investment and its subsidiaries and schools (if any) would then be accounted for as related party transactions.

The Group believes that there are no assets held in the BGY Education Investment and the New VIEs that can be used only to settle obligations of BGY Education Investment and the New VIEs, except for registered capital and the PRC statutory reserves, in the respective periods. As the BGY Education Investment and the New VIEs is incorporated as a limited liability company under the PRC Company Law, creditors of the BGY Education Investment and the New VIEs do not have recourse to the general credit of the Company for any of the liabilities of the BGY Education Investment and the New VIEs in the respective periods. Relevant PRC laws and regulations restrict BGY Education Investment and the New VIEs in the respective periods from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 26 for disclosure of restricted net assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

(d) Restatements

In connection with the preparation of financial statements of the Company as of and for the year ended August 31, 2022, the Company determined that there were errors in the prior year financial statements relating to the identification and measurement of certain overseas operating leases upon the initial adoption of ASC 842. In addition, the Company identified an lease contract which was terminated in 2021, but not accounted for in the correct period. Therefore, certain information in the consolidated financial statements for the year ended August 31, 2020 and 2021 has been restated to correct for these errors, including operating lease right-of-use assets-non current, operating lease liabilities-current and operating lease liabilities- non current in the consolidated balance sheets and the related items on the consolidated statements of cash flows.

The restatements to the consolidated balance sheets as of August 31, 2020 and 2021 are summarized as follows:

	August 31, 2020
	As Reported	Adjustment	As Restated
	RMB’000	RMB’000	RMB’000
ASSETS
Operating lease right-of-use assets –non current	1,816,721	(25,550)	1,791,171
Total assets	1,816,721	(25,550)	1,791,171

LIABILITIES
Operating lease liabilities – current	196,129	(62,120)	134,009
Operating lease liabilities – non current	1,662,928	36,570	1,699,498
Total liabilities	1,859,057	(25,550)	1,833,507

	August 31, 2021
	As Reported	Adjustment	As Restated
	RMB’000	RMB’000	RMB’000
ASSETS
Operating lease right-of-use assets –non current	1,773,773	(80,310)	1,693,463
Total assets	1,773,773	(80,310)	1,693,463

LIABILITIES
Operating lease liabilities – current	123,215	(220)	122,995
Operating lease liabilities – non current	1,752,667	(80,090)	1,672,577
Total liabilities	1,875,882	(80,310)	1,795,572

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d) Restatements - continued

The restatements to the consolidated statements of cash flows for the year ended August 31, 2020 and 2021 are summarized as follows:

	August 31, 2020
	As Reported	Adjustment	As Restated
	RMB’000	RMB’000	RMB’000
Cash Flows From Operating Activities
Adjustments to reconcile net cash flows from operating activities:
Noncash lease expense	142,519	749	143,268
Changes in operating assets and liabilities and other, net:
Other receivables, deposits and other assets	9,973	(2,227)	7,746
Operating lease liabilities	(109,514)	1,478	(108,036)
Net cash provided by operating activities	42,978	-	42,978

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for the new operating lease liabilities	75,752	65,248	141,000

	August 31, 2021
	As Reported	Adjustment	As Restated
	RMB’000	RMB’000	RMB’000
Cash Flows From Operating Activities
Adjustments to reconcile net cash flows from operating activities:
Noncash lease expense	257,244	(5,884)	251,360
Changes in operating assets and liabilities and other, net:
Other receivables, deposits and other assets	5,534	(7,728)	(2,194)
Operating lease liabilities	(213,827)	13,612	(200,215)
Net cash provided by operating activities	48,951	-	48,951

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for the new operating lease liabilities	228,123	(48,155)	179,968
Decrease of Right-of-use assets for early termination	14,415	9,400	23,815

The corresponding footnotes have been restated for the adjustments noted above.

The nature of these error corrections is as follows:

a.	Certain overseas operating leases were not properly determined their respective variable lease payment upon the adoption of ASC 842 and adjustments have been made to correct these errors in the years ended August 31, 2020 and 2021.

b.	Two operating leases existed prior to the adoption of ASC 842 but not have been appropriately identified, adjustments have been made to correct these errors in the years ended August 31, 2020 and 2021.

c.	One of the lease contracts of the Overseas Schools was early terminated in fiscal year 2021, but it has been inappropriately accounted for as a termination in fiscal year 2022. Adjustment has been made to correct the error in the year ended August 31, 2021.

d.	As part of the error corrections being made, the resultant classification of operating lease liabilities-current and operating lease liabilities-non current was corrected.

The errors were immaterial to the consolidated statements of operations and consolidated statements of shareholders’ equity for the years ended August 31, 2020 and 2021, and thus the Company recorded the accumulated impact in the fiscal year 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include the consolidation and deconsolidation of variable interest entities, impairment assessment of goodwill and long-lived assets, and assessment of realization of deferred tax assets. Actual results may differ materially from those estimates.

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

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, amounts due from Affected Entities, other receivables, deposits, accounts payable, amounts due to related parties, amounts due to Affected Entities, short-term loans, bond payable and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

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

(h) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 461,350 and RMB 468,184 as of August 31, 2021 and 2022, respectively.

(i) Convenience translation

The Group’s reporting currency is RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8890, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2022, or at any other rate.

(j) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(k) Restricted cash

The Group’s restricted cash mainly represents (a) deposits in connection with the short-term loan disclosed in Note 14; (b) deposit restricted as to withdrawal or use under government regulations; and (c) deposit held in a designated bank account for the sole purpose of business operation including the establishment of new kindergartens and subsidiaries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l) Investments

Short-term investments primarily consist of wealth management products, which are certain deposits with different interest rates and fixed maturity dates ranging from three months to one year.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investments fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidated statements of operations.

Long-term investments include held-to-maturity investment with maturity date which is longer than one year, equity securities without readily determinable fair values and equity method investments.

●	Equity securities without readily determinable fair values

The Group elects a practicability exception to fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with fair value change recorded in the consolidated statements of operations.

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

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. The Group recorded RMB 15,575 and RMB 8,861 impairment loss on operating lease right-of-use assets during the year ended August 31, 2021 and 2022, respectively (Note 15). In addition, for the year ended August 31, 2022, the Group recorded RMB 6,586 impairment loss on property and equipment (Note 7).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

The Group estimate the fair values of reporting units using discounted cash flow model of the income approach, which requires management to make significant estimates and assumptions, including, but not limited to, discount rate, terminal growth rate and others used to project future cash flows, such as forecasts of future revenues. These assumptions were affected by management’s business plans and expectations about future market and economic conditions, including the impact of the COVID-19.

For the years ended August 31, 2020, 2021 and 2022, the Group recorded RMB 68,723, RMB 84,730 and RMB 419,805 impairment loss on goodwill respectively, of which RMB 68,723 and RMB nil were related to discontinued operations for the years ended August 31, 2020 and 2021, respectively (Note 3 and Note 10).

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

Like goodwill, the Group test indefinite lived intangible assets for impairment by first assessing qualitative factors to determine whether it is necessary to perform a quantitative impairment test. If based on the qualitative assessment, it is more likely than not that the fair value of the indefinite lived intangible asset is less than its carrying amount, a quantitative impairment test is required. The Group test indefinite lived intangible assets for impairment using the relief-from-royalty method of the income approach, which requires management to make significant estimates and assumptions, including, but not limited to, royalty rate, discount rate, terminal growth rate and forecasts of future revenues.

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

For the years ended August 31, 2020, 2021 and 2022, the Group recorded RMB nil, RMB nil and RMB 113,385 impairment loss on indefinite lived intangible assets, respectively (Note 8).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t) Leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheets as operating lease right-of-use (ROU) assets and operating lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group adopts the practical expedient to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. Lastly, the Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease ROU assets or operating lease liabilities.

The Company has leases that have variable payments, including lease payments where lease payment increases are based on the percentage change in the Consumer Price Index (“CPI”). For such leases, payment at the lease commencement date is used to measure the operating lease ROU assets and operating lease liabilities. Lease payments that are based on a change in CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. Majority of the leases within Overseas Schools reportable segment have variable payments. As of August 31, 2021 and 2022, the leases within Overseas Schools reportable segment that are subject to terms of variable payments contributed to the operating lease right-of-use assets by RMB 909,180 and RMB 872,143 respectively, and to operating lease liabilities by RMB 926,544 and RMB 896,994, respectively.

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

The Group evaluates the carrying value of right-of-use assets, including the operating lease obligation of the asset group if there are indicators of impairment and reviews the recoverability of the related asset group. If the carrying value of the asset group determined to not be recoverable and is in excess of the estimated fair value, the Group records an impairment loss in the consolidated statement of operations. Based on the impairment assessments of the ROU assets, the Group recognized RMB 15,575 and RMB 8,861 impairment loss on certain operating lease right-of-use assets during the years ended August 31, 2021 and 2022, respectively.

During the fiscal year ended August 31, 2021 and 2022, the Group received Coronavirus Disease 2019 (“COVID-19”) related rent concessions. Consistent with updated guidance from the Financial Accounting Standards Board (“FASB”) in April 2020, the Group elected to treat COVID-19-related rental discount as variable rent and applied payable approach to COVID-19 related deferral of rent payment. Rental discount, amounting to RMB 4,759 and RMB 4,479, were recognized as an offset to rent expense within selling, general and administrative expenses and cost of revenue on the Group’s consolidated statement of operations during the years ended August 31, 2021 and 2022, respectively, of which RMB 1,685 were related to the discontinued operations during the years ended August 31, 2021. Deferral payments, amounting to approximately RMB 519 and RMB nil, were recognized as concession payable within accrued expenses and other current liabilities on the Group’s consolidated balance sheets as of August 31, 2021 and 2022, respectively.

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

Income from educational programs and services

The educational programs and services from continuing operations consist of tuition, boarding and meal service from kindergartens in the PRC and overseas schools in the UK and the US. The educational programs and services from discontinued operations consist of tuition, boarding and meal service from international schools, bilingual schools and not-for-profit kindergartens in the PRC. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund . The Group determines the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. Historically, the Group has not had material refunds in this respect.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u) Revenue recognition- continued

Operation service income

The Group offers operation services which mainly consist of marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, to domestic not-for-profit kindergartens. Operation service is accounted for as a single performance obligation. The Group recognizes the operation service income over the service period.

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

(v) Cost of revenues

Cost of revenues consists of the following:

●	staff costs, which primarily consist of salaries and other benefits for the teachers,

●	education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses and student activity expenses,

●	depreciation and amortization costs of long-lived assets used in the provision of educational activities,

●	utilities and maintenance costs for the schools,

●	cost of goods sold for ancillary services, which primarily consist of cost of goods sold at the on-campus canteens,

●	commission expenses to agents in relation to referral services and overseas school enrollment.

(w) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 28,249, RMB 20,213 and RMB 2,256 for the years ended August 31, 2020, 2021 and 2022, respectively, of which RMB 1,622 and RMB 5,441 were related to discontinued operations for the years ended August 31, 2020 and 2021, respectively. The government subsidies income recognized for the year ended August 31, 2020 and 2021 were primarily from the remuneration compensation plan executed by UK government due to COVID-19.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

(ab) Segment

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance. The CODM was identified as the management committee who reviews the financial information of its operating and reportable segments when making decisions about allocation of resources and assessing performance. In response to the Implementation Rules, the Group operates in three reportable segments due to the reorganization of the business units, including Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services.

(ac) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and long-term investments. As of August 31, 2022, substantially all of the Group’s cash and cash equivalents, term deposits and restricted cash were deposited with financial institutions with high-credit ratings.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(ae) Recent accounting pronouncements adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to simplify various aspects related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition for deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for annual periods beginning after December 15, 2020 and interim periods within those annual periods, with early adoption permitted. The Group adopted this new standard beginning September 1, 2021 with no material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group adopted this new standard beginning September 1, 2021 with no material impact on its consolidated financial statements.

(af) Recent accounting pronouncements issued not yet adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which the amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination. The ASU is effective for the fiscal year beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group is currently evaluating the impact of this update on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Top 832): Disclosures by Business Entities about Government Assistance.” This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. The amendments in this ASU are effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. An entity should apply the amendments in this Update either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.	DISCONTINUED OPERATIONS

As refer to Note 2(a), in connection with the deconsolidation of the Affected Entities, the Group evaluated and concluded that the Affected Entities should be accounted as discontinued operations during the year ended and as of August 31, 2021.

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of August 31, 2021 is as follow. In addition, on August 31, 2021, the Group recorded RMB 261,267 one-off loss for the deconsolidation of the Affected Entities, and the carrying amounts of the major classes of assets and liabilities at deconsolidation date is presented as follow.

As of August 31,
2021
RMB
ASSETS
Current assets
Cash and cash equivalents	2,881,737
Restricted cash, net of allowance of RMB 4	30,553
Accounts receivable, net of allowance of RMB 2,854	6,541
Amounts due from related parties, net of allowance of RMB 50	3,148
Other receivables, deposits and other assets, net of allowance of RMB 88	49,003
Inventories	23,200
Amounts due from continuing operations	333,270
Total current assets	3,327,452
Property and equipment, net	510,862
Land use rights, net	83,949
Intangible assets, net	78,373
Goodwill, net	231,386
Prepayments for construction contracts	3,863
Deferred tax assets, net	4,109
Operating lease right-of-use assets – non current	157,813
Other non-current assets, net of allowance of RMB 343	13,335
Total non-current assets	1,083,690
TOTAL ASSETS	4,411,142
LIABILITIES
Current liabilities
Short-term loan	77,500
Accounts payables	21,745
Amounts due to related parties	38,422
Accrued expenses and other current liabilities	512,404
Income tax payable	38,678
Operating lease liabilities – current	6,343
Contract liabilities	1,229,601
Refund liabilities	14,008
Amounts due to continuing operations	2,028,866
Total current liabilities	3,967,567
Deferred tax liabilities	22,959
Other non-current liabilities	2,213
Operating lease liabilities – non-current	157,136
Total non-current liabilities	182,308
TOTAL LIABILITIES	4,149,875

3.	DISCONTINUED OPERATIONS- continue

Reconciliation of the major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended August 31, 2020 and 2021 is as follow:

	For the year ended August 31,
	2020	2021
	RMB	RMB
Revenue	1,890,156	2,303,339
Cost of revenue	(1,085,249)	(1,315,026)
Gross profit	804,907	988,313
Selling, general and administrative expenses	(308,554)	(400,012)
Other operating income	3,900	7,604
Impairment loss on goodwill*	(68,723)	-
Operating income	431,530	595,905
Interest income/(expense), net	3,560	(695)
Investment income	52,509	56,657
Other expenses	(927)	(4,180)
Income before income taxes and share of equity in loss of unconsolidated affiliate	486,672	647,687
Income tax expense	(15,177)	(16,877)
Share of equity in loss of unconsolidated affiliate	-	(200)
Net income (before one-off loss upon deconsolidation of the Affected Entities)	471,495	630,610

One-off loss upon deconsolidation of the Affected Entities, net of tax	-	(261,267)
Net income from discontinued operations	471,495	369,343
Summarized cash flow information for discontinued operations are as follows:
Net cash provided by operating activities	308,989	516,873
Net cash (used in)/provided by investing activities**	(329,453)	137,323
Net cash provided by/(used in) financing activities***	1,690,275	(153,987)

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

Note**: There was amount of RMB 271,577 cash invested into continuing operations during the year ended August 31, 2020. The amount of RMB 192,373 cash was redeemed from continuing operations for the year ended August 31, 2021.

Note***: There was amount of RMB 1,641,732 cash received from continuing operations by the Affected Entities during the year ended August 31, 2020. The amount of RMB 111,668 was repaid to continuing operations for the year ended August 31, 2021.

4.	BUSINESS COMBINATION

Business combinations in fiscal year 2021:

On January 31, 2021, the Group acquired 60% equity interest of Jiangxi Leti Camp Education Technology Co., Ltd. (“Leti”) with a total consideration of approximately RMB 26,026. As of August 31, 2021, the total unpaid consideration was RMB 26,026 at present value, which will be paid in 3.25 years and recorded in amounts due to related parties and other non-current liability due to related parties (non-controlling interest shareholder of Leti) in the consolidated balance sheets. For the year ended August 31, 2022, the Group paid the first installment of cash consideration RMB 7,500 according to the share purchase agreement. The goodwill, intangible assets and non-controlling interests acquired from the acquisition were approximately RMB 20,874, RMB 9,000 and RMB18,012, respectively. Leti provides outdoor camp services to students in PRC.

4.	BUSINESS COMBINATION - continued

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

6.	OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the following:

	As of August 31,
	2021	2022
	RMB	RMB
Other receivables from third parties	9,026	7,334
Advances to employees	5,089	4,396
Deposits	11,656	11,949
Interest receivable	2,262	-
Prepaid tax and deductible value-added tax-in	7,733	10,035
Rental prepayment (a)	3,085	28,003
Prepayment for suppliers	34,979	45,661
Others	8,086	7,061
	81,916	114,439
Less: allowance for other receivables	(797)	(1,677)
	81,119	112,762

(a)	Rental prepayment represents the prepayment of rent related to leases less than 12 months.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of August 31,
	2021	2022
	RMB	RMB
Buildings	298,260	254,428
Leasehold improvement	362,341	336,450
Motor vehicles	1,526	1,839
Electronic equipment	55,304	58,425
Office equipment	123,161	125,630
Furniture and other equipment	56,342	60,017
Others	57,006	65,235
Less: accumulated depreciation	(469,011)	(531,195)
Construction in progress	34,523	22,448
Property and equipment, net	519,452	393,277

7.	PROPERTY AND EQUIPMENT, NET- continued

For the years ended August 31, 2020, 2021 and 2022, depreciation expenses were RMB 153,850, RMB 188,831 and RMB 98,120 respectively, of which RMB 62,441 and RMB 66,126 were related to discontinued operations for the years ended August 31, 2020 and 2021, respectively.

For the year ended August 31, 2022, the Group recorded impairment loss of RMB 6,586 related to the property and equipment within the Overseas Schools reportable segment, due to closure of certain schools.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of August 31, 2021				As of August 31, 2022
	Cost	Accumulated amortization	Accumulated Impairment	Net amount	Cost	Accumulated amortization	Accumulated Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Indefinite lived intangible assets
Brand names	398,789	-	-	398,789	366,070	-	(113,385)	252,685
Definite lived intangible assets
Brand names	50,486	(16,955)	-	33,531	50,486	(21,148)	-	29,338
Trademarks	39,016	(9,645)	-	29,371	39,016	(14,226)	-	24,790
Non-compete agreements	29,800	(13,537)	-	16,263	29,800	(18,289)	-	11,511
Student bases	22,451	(18,423)	-	4,028	21,857	(18,946)	-	2,911
Others*	10,314	(6,474)	-	3,840	10,314	(8,653)	-	1,661
	550,856	(65,034)	-	485,822	517,543	(81,262)	(113,385)	322,896

Note*: Others include core curriculum, software, backlog and license.

Amortization expenses for the intangible assets for the years ended August 31, 2020, 2021 and 2022 were RMB 41,447, RMB 30,781 and RMB 17,814 respectively, of which RMB 14,696 and RMB 14,639 were related to discontinued operations for the years ended August 31, 2020 and 2021, respectively. As of August 31, 2022, the estimated amortization expenses related to intangible assets for continuing operations for each of the next five years is expected to be RMB 14,797, RMB 13,602, RMB 11,304, RMB 7,990 and RMB 5,461, respectively, and RMB 17,057 thereafter.

Based on the result of the Group’s annual impairment assessment on indefinite lived intangible assets performed as of August 31, 2022, it is determined that the carrying amounts of indefinite lived intangible assets brand names associated with Overseas Schools reporting unit exceeded their fair values and, therefore, an impairment loss was recorded. The Group has determined that based on the underperformance of the Overseas Schools reporting unit, market conditions and other factors, it was more likely than not that there were indications of impairment. The Group utilized the relief-from-royalty method to estimate the fair value of indefinite lived intangible assets brand names. For the year ended August 31, 2022, the Group recorded RMB 113,385 of impairment loss on indefinite lived intangible assets. In Company’s 2022 annual indefinite lived intangible assets impairment assessment for the overseas schools brand names, the key assumptions used are a royalty rate of 3.5%, a discount rate of 15.5%, a terminal growth rate of 2.3% and forecast future revenue.

9.	LONG-TERM INVESTMENTS

Long-term investments, consisted of the following:

	As of August 31,
	2021	2022
	RMB	RMB
Equity method investments:
Foshan Yingrui Gaoze Equity Investment Partnership (Limited Partnership) (“Gaoze Partnership”) (a)	42,934	3,338
Startcamp Education Technology Limited (“Startcamp”) (b)	8,364	8,211
BOTO Academic English Co., Ltd. (“BOTO”) (c)	1,464	1,464
Other investments (d)	647	439
Equity securities without readily determinable fair value (e)	22,034	27,034
Total	75,443	40,486

(a)	On June 1, 2020, Gaoze Partnership was established with the total committed capital of RMB 1,270,000. The Group participates in Gaoze Partnership as a limited partner, and invested RMB 42,000 and RMB 1,134 in fiscal year 2020 and 2021, respectively. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and owns 19.84% interest in Gaoze Partnership. The fair value of the underlying investment of Gaoze Partnership is estimated using discounted cash flow model. Loss of RMB nil, RMB 200 and RMB 39,596 were recorded for the years ended August 31, 2020, 2021 and 2022, respectively, due to the fair value change of underlying investments of Gaoze Partnership.

(b)	The Group acquired 25% equity interest in Startcamp for total cash consideration of RMB 10,000 in the year ended August 31, 2019. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 539, RMB 998 and RMB 153 were recorded for the years ended August 31, 2020, 2021 and 2022, respectively.

(c)	The Group holds 30% equity interest in BOTO through acquisition of Can-achieve Education Consultants Co., Ltd. and its subsidiaries (“Can-achieve Group”) in fiscal year 2018. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 15, RMB 4 and RMB nil were recorded for the years ended August 31, 2020, 2021 and 2022, respectively.

(d)	The other investments include 46% equity interest in Beijing Cloud Apply Co., Ltd. through the acquisition of Can-achieve Group in fiscal year 2018 and 50% equity interest in Sanli Foundation Education Limited through the acquisition of Foundation Global Education Limited and its subsidiaries (“FGE Group”) in fiscal year 2018. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. During the year ended August 31, 2022, the Group redeemed its 50% equity interest in Sanli Foundation Education Limited by offsetting the consideration payable of RMB 251, which is equal to the investment cost. Loss of RMB 53, RMB 16 and gain of RMB 43 were recorded for the years ended August 31, 2020, 2021 and 2022, respectively.

(e)	The Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. No impairment loss was recorded during the years ended August 31, 2020, 2021 and 2022, respectively. During the year ended August 31, 2021, the Group acquired 18% equity interest in Shanghai Yurong Culture and Art Co., Ltd. (“Golden Ballet”) for a total cash consideration of RMB 21,951, and redeemed its 10% equity interest in Chengdu Qingjiao Education Technology Co., Ltd. with a total cash consideration of RMB 1,500, which is equal to the investment cost. During year ended August 31, 2022, the Group acquired 10% equity interest in Hurun Baixue (Shanghai) Industrial Co., Ltd for a total cash consideration RMB 5,000.

10.	GOODWILL

The following table summarizes the change in the carrying amount of goodwill by segment for the years ended August 31, 2022 and 2021:

	Overseas Schools	Complementary Education Services	Total
	RMB	RMB	RMB
Balance as of August 31, 2020	1,259,647	793,077	2,052,724
Addition (a)	—	20,874	20,874
Impairment (b)	—	(84,730)	(84,730)
Exchange realignment	(38,682)	—	(38,682)
Balance as of August 31, 2021	1,220,965	729,221	1,950,186
Impairment (c)	(419,805)	—	(419,805)
Exchange realignment	(96,465)	—	(96,465)
Balance as of August 31, 2022	704,695	729,221	433,916

Notes:

(a)	For the year ended August 31, 2021, the additions to goodwill reflects the excess of the consideration paid over the fair values of the identifiable net assets acquired of Leti (Note 4).

(b)	For each of the years ended August 31, 2020 and 2021, the Company performed impairment test of its goodwill. The impairment test performed during fiscal years ended August 31, 2020 did not result in the fair value exceeding the carrying value; therefore, the Group recorded nil impairment loss on goodwill for the year. For the year ended August 31, 2021, the Group has determined that based on the underperformance of Elan reporting unit, market conditions and other factors including the adverse impacts from the regulations on after-school tutoring promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China in fiscal year 2021, it was more likely than not that there were indications of impairment. Furthermore, the Group also has determined that based on the underperformance of the Chengdu Yinzhe reporting unit, market conditions and other factors, it was more likely than not that there were indications of impairment. The Group utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of Elan and Chengdu Yinzhe reporting unit exceeded their respective fair values. Accordingly, the Group recorded RMB 51,361 and RMB 33,369 as impairment loss on goodwill of Elan and Chengdu Yinzhe on the consolidated statement of operations for the year ended August 31, 2021, respectively. The impairment is recorded in complementary education services reportable segment.

(c)	For the year ended August 31, 2022, the Company performed impairment test of its goodwill. Based on the results of the Group’s annual goodwill impairment assessment performed as of August 31, 2022 for all of reporting units, it is determined that the carrying amounts of the Group’s goodwill reporting units did not exceed their respective fair values and, therefore, no impairment existed, except for the Overseas Schools reporting unit. The Group has determined that based on the underperformance of the Overseas Schools reporting unit, market conditions and other factors, it was more likely than not that there were indications of impairment. The Group utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of the Overseas Schools reporting unit exceeded its fair value. Accordingly, the Group recorded RMB 419,805 as impairment loss on goodwill on the consolidated statement of operations for the year ended August 31, 2022. In the Company’s 2022 annual goodwill impairment assessment for the Overseas Schools reporting unit, the key assumptions used are a discount rate of 15% (2021: 15%), a terminal growth rate of 2.3% (2021: 3%) and forecast future revenue. The impairment is recorded in Overseas Schools reportable segment.

11.	OTHER NON CURRENT ASSETS

Other non current assets primarily consist of receivable from a third party and deposits for operating leases. In fiscal year 2020, USD 8,711(approximately RMB 59,648) deposit was paid for acquisition of equity interest of an US education group, and subsequently the acquisition was terminated before year ended August 31, 2020. The deposit paid was then turned into a promissory note issued by the Company to the contractual parties in November 2020. Pursuant to the promissory note, the principal amount of USD 8,711 will be repaid on December 31, 2022 at a rate of 9% per annum compounding quarterly. As of August 31, 2021, it was recorded as other non-current asset on the consolidated balance sheet. In fiscal year 2021, the Group recorded RMB 5,319 interest income, of which RMB 2,262 was included in interest receivable as of August 31, 2021. The promissory note was early redeemed in March 2022, and the Group recorded RMB 3,788 interest income in fiscal year 2022. As of August 31, 2022, the principal and interest receivable of the promissory note has been fully settled.

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

During the years ended August 31, 2021 and 2022, the Group repurchased principal amount of USD 12,410 and USD 62,106 in the open market with cash payment of RMB 80,174 and RMB 394,756, respectively. As of August 31, 2021, the carrying amount of the bond payable was USD 284,249 (approximately RMB 1,836,362) . On July 31, 2022, the Company redeemed all its outstanding Bond, including the principal amount of outstanding Bond of USD 223,984 (approximately RMB 1,513,460) and the interest of USD 8,343 (approximately RMB 56,374) accrued till the day before the maturity date. For the years ended August 31, 2021 and 2022, the Group recognized interest expense of USD 24,181 (approximately RMB 158,077) and USD 19,200 (approximately RMB 124,911) respectively, at an effective interest rate of 8.37% per annum.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2021	2022
	RMB	RMB
Payroll and related benefits	65,719	75,750
Temporary receipt from students	47,885	51,555
Deposits received	35,939	34,940
Bond interest payables	24,862	-
Other tax payable	9,406	17,574
Professional fee	7,501	13,297
Commission fee	4,975	8,257
Offering subsidies-current	1,174	-
Accrual rental expense	1,971	3,561
Accrual utilities expenses	1,391	6,583
Others	33,213	50,973
Total	234,036	262,490

14.	SHORT-TERM AND LONG-TERM LOANS

In January 2021, the Group entered into a banking facility agreement of RMB 871,000 with Agricultural Bank of China with a fixed interest rate of Loan Prime Rate (released by the National Inter-Bank Funding Center of the PRC) minus 55 basis points. Under the agreement, the Group drew down RMB 871,000 from Agricultural Bank of China during fiscal year 2021, of which, RMB 290,250 has been repaid as of August 31, 2021, and RMB 580,750 is to be repaid on January 19, 2022 and therefore classified as short-term loan. The loan is intended for general working capital purposes. As of August 31, 2021, the loan facility is secured by a bank deposit pledge of USD 100,000 (approximately RMB 646,040) which is recorded as restricted cash on the consolidated balance sheet as of August 31, 2021. The loan has been fully repaid on its maturity date.

In May 2021, the Group entered into a senior secured term loan facility agreement with China Merchants Bank Co., Ltd., New York Branch in an aggregate principal amount of up to GBP 22,000 (approximately RMB 195,384). The interest is at a rate per annum equal to the LIBOR Rate for the applicable interest period plus the spread, which is defined as 1.50% per annum for any loan for any applicable interest period. As of August 31, 2021, the Group drew down principal amount of GBP 19,480 (approximately RMB 173,004) with a maturity date of May 16, 2022. The loan is guaranteed by Bright Scholar Education Holdings Limited and is intended for general working capital purposes. The loan has been fully repaid on its maturity date.

Subsequent in July 2022, the Group entered into another senior secured term loan facility agreement with China Merchants Bank Co., Ltd., New York Branch in an aggregate principal amount of up to GBP 19,480 (approximately RMB 156,300). The interest is at a rate per annum equal to the Sterling Overnight Interbank Average Rate for the applicable interest period plus the spread, which is defined as 1.40% per annum for any loan for any applicable interest period. As of August 31, 2022, the Group drew down principal amount of GBP 18,600 (approximately RMB 149,239) with a maturity date of July 10, 2023. The loan is guaranteed by Bright Scholar Education Holdings Limited and is intended for general working capital purposes. As of August 31, 2022, the loan facility is secured by a bank deposit pledge of RMB 180,000) which is recorded as restricted cash on the consolidated balance sheet as of August 31, 2022.

In April 2020, one of the Canadian subsidiaries of the Group received an interest free loan amounted to CAD 80 from the government of Canada under the program named “Canada Emergency Business Account” (“CEBA”) due on or before December 31, 2022. The program intends to help cover the small businesses’ operating costs during a period where the revenue has been temporarily reduced due to the economic impacts of the COVID-19. In fiscal year 2021, the Canadian subsidiary received additional CAD 40 interest free loan under the same grogram, which is also due on or before December 31, 2022. Further in fiscal year 2022, the CEBA program has been updated and the repayment date of the interest free loan is extended to be due on or before December 31, 2023. As of August 31, 2022, the total amount of interest free loan was CAD 120 (approximately RMB 633). Subsequent in December, the loan has been fully repaid.

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

Supplemental balance sheet information related to the leases are as follows:

	As of August 31,	As of August 31,
	2021	2022
	RMB	RMB

ROU assets*	1,693,463	1,453,833
Operating lease liabilities – current*	122,995	104,515
Operating lease liabilities – non current*	1,672,577	1,439,239
Weighted-average remaining lease term	14.06	13.45
Weight-average discount rate	4.21%	4.17%

15.	LEASES- continued

The components of lease costs of these operating leases from continuing operations are as follow:

	For the year ended August 31,	For the year ended August 31,
	2021	2022
	RMB	RMB

Operating lease cost for fixed payments*	232,886	187,653
Short - term lease costs	5,509	8,414
Variable lease costs*	2,814	2,324
Total lease costs	241,209	198,391

Supplemental cash flow information related to the operating leases is as follows:

	For the year ended August 31,	For the year ended August 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases*	182,462	182,205
Supplemental noncash information:
ROU assets obtained in exchange for new operating lease liabilities*	159,684	86,116
Decrease of ROU assets for early terminations*	(23,125)	(55,908)

Note*: the relevant items have been restated for the adjustments disclosed in Note 2(d).

The following table provides the maturities of the operating lease liabilities as of August 31, 2022:

Operating leases
Fiscal year ending
August 2023	170,013
August 2024	165,696
August 2025	161,559
August 2026	149,860
August 2027	134,103
August 2028 and thereafter	1,236,341
Total future undiscounted lease payments	2,017,572
Less : imputed interest	473,818
Total present value of operating lease liabilities	1,543,754

Impairment loss on operating lease right-of-use assets

The Group tests its long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. As a result of the adverse impacts of the COVID-19 pandemic on the economic environment and change in the Group’s business strategy, the Group determines to close certain language training centers in the US resulting in four idled operating leases. The Group determines the fair value of the ROU assets based on the discounted value of estimated future cash flows from subleases, if any. For the year ended August 31, 2020, 2021 and 2022, the Group recorded impairment loss of RMB 12,772, RMB 15,575 and RMB 8,861 related to the ROU assets within the Overseas Schools reportable segment, respectively.

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

In September 2019, the Board of Directors approved a US$30,000 share repurchase program (the “2019 Repurchase Program”). Under the 2019 Repurchase Program, the Group repurchased 1,096,312 shares during the year ended August 31, 2020 with a cost of USD 8,721 (approximately RMB 56,058). For the year ended August 31, 2020, the Board of Directors approved and the Company completed the cancellation and retirement of 569,732 shares that were repurchased.

In November 2020, the Board of Directors approved a US$50,000 share repurchase program (the “2020 Repurchase Program”). Under the 2020 Repurchase Program, the Group repurchased 560,436 shares and 258,731 shares during the year ended August 31, 2021 and 2022, respectively with a cost of US$ 3,075 (approximately RMB 24,628) and US$ 1,530 (approximately RMB 9,245), respectively. For the year ended August 31, 2021 and 2022, the Board of Directors approved and the Company completed the cancellation and retirement of 1,058,389 shares and 287,358 shares that were repurchased respectively.

In August 2022, the Company changed the ratio of its ADSs to its Class A Ordinary Shares (the “ADS Ratio”), par value US$0.00001 per share, from the previous ADS Ratio of one ADS to one Class A Ordinary Share to the current ADS Ratio of one ADS to four Class A Ordinary Shares, effective August 19, 2022.

17.	REVENUE

Continuing operations

The Group provides domestic kindergartens education program and international education program oversea. Overseas business includes arts programs, language programs and university foundation programs. The Group’s revenue includes tuition income from education programs, meal income, boarding income, commission income, study-abroad and career consulting service income, camp service and other education services related revenue. Revenue for the years ended August 31, 2020, 2021 and 2022 were primarily generated in the PRC, Hong Kong, Canada, the UK and US. Please refer to Note 24 for disaggregation of revenue by geographical areas. The Group recognized majority of its revenue over time and have insignificant amount of revenue recognized at a point in time.

(a)	Disaggregation of revenue

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Tuition income from education programs	526,397	343,468	405,990
Tuition income from complementary training institutes	137,083	229,011	286,891
Meal income	143,475	259,190	358,643
Boarding income	187,672	88,600	145,077
Commission income	142,856	119,565	148,154
Consulting service income	160,469	113,426	125,365
Operation service income	-	-	59,702
Other revenues	182,235	254,878	187,915
Less: sales tax	3,840	6,358	3,772
Total	1,476,347	1,401,780	1,713,965

17.	REVENUE - continued

(b)	Contract balances

	As of August 31,
	2021	2022
	RMB	RMB
Accounts receivable, net of allowance	41,723	18,084
Contract liabilities - Current	425,954	516,731
Non-current contract liabilities	1,421	2,203
Refund liabilities	32,362	20,517

Contract liabilities principally relate to customer advances received prior to performance of services. Substantially all contract liabilities at the beginning of the year ended August 31, 2022 were recognized as revenue during the year ended August 31, 2022 and substantial all contract liabilities as of August 31, 2022 are expected to be realized in the following year.

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

Share incentive plan

On December 15, 2017, the Company adopted the Bright Scholar Education Holdings Limited 2017 Share Incentive Plan (the “2017 Plan”).

In 2017, the Company provided up to an aggregate of 845,000 Class A ordinary shares of the Company as share based compensation to school principals and management team members with vesting period varying from 3 to 5 years.

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

The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2018	2019
Expected dividend yield	0%	0%
Risk-free interest rate	1.84%-2.35%	2.75%-2.85%
Expected volatility	42%-51%	50%-51%
Expected life	2 or 10 years	8.90 or 9.29 years
Exercise multiples	2.20-2.80 times	2.20-2.80 times
Fair value of underlying ordinary shares (US$/share)	9.29-12.25	6.28-6.83

18.	SHARE-BASED COMPENSATION - continued

Share incentive plan - continued

Notes:

(1)	The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.

(2)	The risk-free interest rate was estimated based on the US Government Bond yield with the maturity commensurate with the expected life.

(3)	The expected volatility of the underlying ordinary shares was estimated based on historical volatility of the Company for the period before the valuation date with length commensurate to expected life of the options.

(4)	The expected life was the contractual life of the share options.

(5)	The Company estimated the exercise multiple based on a consideration of various research studies regarding exercise pattern from historical statistical data.

(6)	The fair values of ordinary shares were determined based on the closing price in the market.

For the years ended August 31, 2020, 2021 and 2022, the share options movement were as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual years	Weighted average fair value at grant date	Aggregate intrinsic value
		US$		US$	US$
As of August 31, 2019	3,073,314	8.74	8.33	7.98	(1,407,301)
Granted	—	—	—
Forfeited/Cancelled	(2,232,547)	8.74	7.29
Outstanding as of August 31, 2020	840,767	8.74	7.29	10.73	(823,950)
Vested and exercisable as of August 31, 2020	471,200	8.74	7.29	10.13	(461,776)
Granted	—	—	—
Forfeited/Cancelled	(81,242)	8.74	6.29
Outstanding as of August 31, 2021	759,525	8.74	6.29	10.74	(4,086,239)
Vested and exercisable as of August 31, 2021	635,795	8.74	6.29	10.55	(3,420,579)
Granted	—	—	—
Forfeited/Cancelled	(74,951)	8.74	6.29
Outstanding as of August 31, 2022	684,574	8.74	5.29	10.92	(3,778,848)
Vested and exercisable as of August 31, 2022	649,428	8.74	5.29	10.83	(3,584,843)

For the years ended August 31, 2020, 2021 and 2022, the Group recognized share-based payment expenses of RMB (10,631), RMB 1,865 and RMB (816), respectively, in connection with the share options granted to employees. The share-based award granted to members of senior management requires both a performance condition and service condition. During the fiscal year ended August 31, 2020, the Group assessed that the performance condition of certain employees is not probable of being met and recorded a reversal of share-based compensation amounting to RMB 34,252. The total fair value of share options vested as of August 31, 2020, 2021 and 2022 was RMB 32,851, RMB 43,341 and RMB 48,450, respectively.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. As of August 31, 2020, 2021 and 2022, there were RMB 4,098, RMB 748 and RMB nil unrecognized compensation expense, respectively, related to un-vested share options granted to executive and employees of the Group. As of August 31, 2021 and 2022, the unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average vesting period of 1 year and less than 1 year, respectively.

19.	INCOME TAX EXPENSE

Continuing operations

Income tax expense consisted of the following:

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense (benefit):
PRC	79,223	113,045	64,352
Hong Kong	(897)	23,665	29,923
US	4,192	2,633	2,455
Canada	-	-	44
UK	1,629	-	-
Deferred income tax expense (benefit):
PRC	(2,892)	(2,716)	(3,749)
Canada	(178)	(49)	67
US	(4,605)	-	(28)
UK	(12,657)	(42,402)	(34,145)
Total income tax expense:	63,815	94,176	58,919

Cayman Islands

The Company and Impetus are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and Impetus are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

US

Can-achieve Global Education, Inc. (Los Angeles), Cambridge Education Group Holding Inc. (US) and its subsidiaries are located in US and are subject to an income tax rate of 21% for taxable income earned in the US.

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

Zhuhai Bright Scholar is a company registered in Hengqin New Area whose main business, providing outsourcing consulting services, falls within the preferential enterprise income tax (“EIT”) catalogue of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 60% of its total revenue. Zhuhai Bright Scholar was classified as a domestically-owned enterprise in Hengqin New Area, Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 24, 2017 (date of incorporation). As of the issuance date of this consolidated financial statements, Zhuhai Bright Scholar continues to meet the relevant requirements and is eligible for the preferential EIT rate.

19.	INCOME TAX EXPENSE - continued

PRC - continued

Chengdu Yinzhe Education and Technology Co., Ltd. and Chengdu Laizhe Education and Technology Co., Ltd. established in the western development area of the PRC were subject to preferential tax rate of 15% of taxable profit for the years ended August 31, 2020, 2021 and 2022.

Entities qualified as Software Enterprises (“SEs”) enjoy EIT exemption for two years starting from its first profitable calendar year, followed by a 50% reduction for the subsequent three calendar years. Chengdu Zhi Yi Meng Software Technology Co., Ltd. was qualified as SEs and enjoyed the zero preferential tax rate in calendar year 2019 and 2020, and was subject to 50% reduction of EIT at 12.5% preferential tax rate in calendar year 2021 and 2022.

Further, according to Caishui [2019]13 No.2, certain subsidiaries in the PRC qualified as “small-scaled minimal profit enterprise”. The first RMB 1,000 of taxable income earned by a qualified company is subject to preferential income tax rate of 5%, while the remaining profits will be subject to income tax rate of 10%, in calendar year 2020. According to Announcement [2021] No. 12 from the Ministry of Finance and the State Administration of Taxation (“MOF&SAT”), these PRC subsidiaries are subject to preferential income tax rate of 2.5% and 10% for the first RMB 1,000 of taxable income and remaining profit respectively, in calendar year 2021. While according to Announcement [2022] No. 13 from the MOF&SAT subsequently issued, the applicable preferential income tax rate is 2.5% and 5% for the first RMB 1,000 of taxable income and remaining profit respectively, in calendar year 2022.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of August 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	162,177	184,081
Less: valuation allowance	(98,081)	(98,978)
Total deferred tax assets	64,096	85,103
Deferred tax liabilities:
Intangible assets	26,744	21,707
Total deferred tax liabilities	26,744	21,707

Movement in valuation allowance is as follows:

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Beginning balance	16,716	61,448	98,081
Additions from acquisition	-	2,070	-
Additions	50,389	46,488	14,442
Reversal	(4,261)	(11,789)	(13,293)
Expired	(1,396)	(136)	(252)
Ending balance	61,448	98,081	98,978

As of August 31, 2020, 2021 and 2022, the tax loss carry-forward in the PRC amounted to RMB 251,368, RMB 396,192 and RMB 399,660 respectively, which would expire by the end of calendar year 2025, 2026 and 2027. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 61,448, RMB 98,081 and RMB 98,978 had been established as of August 31, 2020, 2021 and 2022, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The total deferred tax assets of RMB 64,096 and RMB 85,103 as of August 31, 2021 and 2022 respectively, was mainly attributed to the deductible tax losses carry-forward arising from Overseas Schools, with indefinite expiration date for future utilization. The Group considered it is more likely than not that future taxable profit against which the losses can be utilized will be available in the relevant tax jurisdiction.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that is considered to be indefinitely reinvested and thus would not be subject to income tax.

19.	INCOME TAX EXPENSE - continued

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in consolidated financial statements for the years ended August 31, 2020, 2021 and 2022.

The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2022, the Group is subject to examination of the PRC tax authorities.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in year 2020, 2021 and 2022 to income before income taxes and the actual provision for income tax were as follows:

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Net loss before provision for income tax after elimination adjustment	(242,911)	(439,952)	(604,871)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(60,728)	(109,988)	(151,218)
Effect of intercompany transactions between continuing and discontinued operations	130,721	154,947	-
Effect of expenses that are not deductible in determining taxable profit*	(1,738)	66,668	180,404
Unrecognized tax losses	50,389	46,488	14,442
Utilization of tax losses previously not recognized	(4,261)	(11,789)	(13,293)
Effect of tax rate difference from tax holiday and statutory rate in other jurisdictions	(49,907)	(51,815)	7,604
Withholding tax expense**	-	-	25,000
Others	(661)	(335)	(4,020)
Income tax expense recognized in profit or loss	63,815	94,176	58,919

Note*: Included in the expenses that are not deductible in determining taxable profit were primarily related to impairment loss, share based compensation and non-deductible expenses arose from Overseas Schools.

Note**: The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of August 31, 2022, the Company has recorded RMB 25,000 for dividend withholding tax related to the distributed earnings of Zhuhai Bright Scholar to Time Education China Holdings Limited.

If the tax holidays granted to certain schools and entities of the Group were not available, the Group’s income tax expense would have increased by RMB 45,315, RMB 66,742 and RMB 12,397 for the years ended August 31, 2020, 2021 and 2022, respectively. The basic net earnings or loss per share attributable to the Company would decrease in earning or increase in loss by RMB 0.38, RMB 0.56 and RMB 0.10 for the years ended August 31, 2020, 2021 and 2022, respectively.

20.	EARNINGS (LOSS) PER SHARE

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator used in basic and diluted earnings/(loss) per share:
Net loss attributable to Bright Scholar Education Holdings Limited from continuing operations	(316,878)	(540,768)	(709,340)
Net income attributable to Bright Scholar Education Holdings Limited from discontinued operations	477,883	487,963	-
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders	161,005	(52,805)	(709,340)
Shares (denominator):
Weighted average ordinary shares outstanding used in calculating earnings/(loss) per share—basic and diluted	120,158,001	119,220,331	118,697,495
Net earnings/(loss) per share attributable to ordinary shareholders — basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	(2.64)	(4.54)	(5.98)
Net income from discontinued operations attributable to ordinary shareholders	3.98	4.09	-
Net income/(loss) attributable to Bright Scholar Education Holdings Limited shareholders	1.34	(0.45)	(5.98)

As of August 31, 2020, 2021 and 2022, there were 840,767, 759,525 and 684,574 employee share options or non-vested ordinary shares excluded from the computation of diluted net earnings/(loss) per share in the periods presented, as their inclusion would have been anti-dilutive for the years presented.

21.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Foshan Shunde Country Garden Property Development Co., Ltd.	Entities controlled by Ms. Huiyan Yang (“Ms. H”)*
Huidong Country Garden Real Estate Development Co., Ltd.	Entities controlled by Ms. H*
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	Entities controlled by Ms. H*
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	Entities controlled by Ms. H*
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by Ms. H*
Guangdong Chengjia Design Co., Ltd.	Entities controlled by Ms. H*
Guangdong Elite Architectural Co., Ltd.	Entities controlled by Ms. H*
Guangdong Biyouwei Catering Co., Ltd.	Entities controlled by Ms. H*
Kaiping Country Garden Property Development Co., Ltd.	Entities controlled by Ms. H*
Chuzhou Country Garden Property Development Co., Ltd.	Entities controlled by Ms. H*
Fine Nation Group Limited	Entities controlled by the immediate family of the chairperson of the Group
Can-Achieve Global Edutour Co., Ltd.	Entities controlled by non-controlling interest shareholder
Hangzhou Mashao Enterprise Management Consulting Co., Ltd.	Non-controlling interest shareholder of a subsidiary of the Group
Shanghai Hanlue Information Technology Center Limited Partnership	Non-controlling interest shareholder of a subsidiary of the Group
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd.	Non-controlling interest shareholder of a subsidiary of the Group
Name of Affected Entities
BGY Education Investment and its affiliates**	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Phoenix City Bilingual Kindergarten and other non-for-profit Kindergartens**	Entities controlled by Ms. Meirong Yang, the shareholder of the Group

Note*: Ms. H served as the chairperson for the year ended August 31, 2020, 2021 and 2022. The Board has accepted Ms. H’s resignation and appointed Mr. Hongru Zhou as the chairman of the Board on November 29, 2022, the appointment is effective on November 30, 2022.

Note**: These entities were deconsolidated on August 31, 2021 due to the effectiveness of the Implementation Rules stated in Note 2(a), and became the related parties of the Company since September 1, 2021.

21.	RELATED PARTY TRANSACTIONS- continued

The Group entered into the following transactions with its related parties:

The Group has purchased services and materials from related parties at negotiated prices for a total amount of RMB 11,215 and RMB 13,863 for the years ended August 31, 2020 and 2021, respectively, of which RMB 6,764 and RMB 7,610 were related to discontinued operations for the years ended August 31, 2020 and 2021, respectively. Details of related party transactions in continuing operations for the years ended August 31, 2020, 2021 and 2022 are as follows:

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by Ms. H are as below
Foshan Shunde Country Garden Property Development Co., Ltd.	2,538	1,328	4,456
Huidong Country Garden Real Estate Development Co., Ltd.	-	2,969	1,623
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	548	-	-
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	-	380	-
Others	1,365	1,576	2,751
Total	4,451	6,253	8,830

The Group has received construction services from related parties at negotiated prices for a total amount of RMB nil and RMB1,427 for the years ended August 31, 2020 and 2021, respectively, of which RMB nil and RMB 144 were related to discontinued operations for the years ended August 31, 2020 and 2021, respectively. Details of related party transactions in continuing operations for the years ended August 31, 2020, 2021 and 2022 are as follows:

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Construction services provided by other entities controlled by the Ms. H are as below
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	-	603	-
Guangdong Chengjia Design Co., Ltd.	-	680	339
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	-	-	1,910
Others	-	-	3
Total	-	1,283	2,252

The Group has paid interest expense to related parties at negotiated prices for a total amount of RMB nil for the years ended August 31, 2020 and 2021, and RMB 11,118 for the years ended August 31, 2022. Details of related party transactions in continuing operations for the years ended August 31, 2020, 2021 and 2022 are as follows:

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Interest expense paid to the related parties are as below
Fine Nation Group Limited (1)	-	-	6,946
BGY Education Investment (2)	-	-	4,172
Total	-	-	11,118

(1)	On July 22, 2022, the Group issued a Promissory Note (the “Note”) to Fine Nation Group Limited with a principal amount of USD 130,000 (approximately RMB 877,487) at an interest rate of 7.45% per annum. As of August 31, 2022, the Note had been fully offset with the Group’s short-term investments in accordance to the agreement among the Group, Fine Nation Group Limited and the investment management institution.

(2)	On July 12, 2022, the Group borrowed a short term loan from BGY Education Investment amounting to RMB 480,000 at an interest rate of 7.45% per annum, which had been fully paid as of August 31, 2022.

21.	RELATED PARTY TRANSACTIONS- continued

The Group has disposed property and equipment at negotiated price to related parties for a total amount of RMB nil for the years ended August 31, 2020 and 2021, and RMB 57,998 for the year ended August 31, 2022. Details of related party transactions in continuing operations for the years ended August 31, 2020, 2021 and 2022 are as follows:

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Property and equipment disposed to the related parties are as below
BGY Education Investment (1)	-	-	57,998

(1)	On February 28, 2022, the Group has disposed property and equipment to BGY Education Investment amounting to RMB 57,998, which is equal to the carrying amount of theses property and equipment as of the transaction date.

The Group provided services at negotiated price to related parties for a total amount of RMB 3,198 and RMB 4,745 for the years ended August 31, 2020 and 2021, respectively, of which RMB 2,380 and RMB 508 were related to discontinued operations for the years ended August 31, 2020 and 2021, respectively. Details of related party transactions in continuing operations for the years ended August 31, 2020, 2021 and 2022 are as follows:

	For the year ended August 31,
	2020	2021	2022
	RMB	RMB	RMB
Services provided to other entities controlled by Ms. H are as below
Phoenix City Bilingual Kindergarten and other non-for-profit Kindergartens(1)	-	-	53,197
Kaiping Country Garden Property Development Co., Ltd.	353	1,013	-
Guangdong Biyouwei Catering Co., Ltd.	348	755	97
Foshan Shunde Country Garden Property Development Co., Ltd.	-	424	-
Others	117	650	-
Total	818	2,842	53,294

(1)	The amount represented the management fees charged for the provision of services to the Phoenix City Bilingual Kindergarten and other non-for-profit kindergartens.

During the fiscal year 2022, other than the services above, the Group provided various types of services to keep the Affected Entities open without entering into any service contract. Services provided to the Affected Entities include marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, all of which were conducted through the centralized management system in the Group’s headquarter. The Group does not expect to be entitled to any compensation in exchange for those services, and therefore does not recognize relevant revenues. This centralized management system provided services to the Affected Entities without charges together with other kindergartens that the Group charged services fee for. As the Group did not track the costs incurred by the services center separately among different service recipients, and majority of the costs are staff costs incurred by the service centers, there are significant limitations for the Group to accurately determine the costs attributable to providing services to the Affected Entities. As a result, such costs related to services provided to the Affected Entities are not disclosed.

The following table presents amounts owed from and to related parties as of August 31, 2021 and 2022:

	As of August 31,
	2021	2022
	RMB	RMB
Amounts due from related parties
BGY Education Investment and its affiliates (1)	2,028,866	185,366
Shaoguan Shunhong Real Estate Development Co., Ltd. (2)	10,000	10,000
Can-Achieve Global Edutour Co., Ltd. (2)	1,906	-
Hangzhou Mashao Enterprise Management Consulting Co., Ltd. (3)	1,206	-
Kaiping Country Garden Property Development Co., Ltd. (4)	1,060	1,060
Others	1,148	772
Less: allowance for Amounts due from related parties	(233)	(572)
Total	2,043,953	196,626

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts mainly represent the loan receivables from BGY Education Investment and its affiliates for the purpose of opening new schools and maintaining daily operation of the private schools before fiscal year 2021, which had been fully repaid in fiscal year 2022. As of August 31, 2022, the amounts mainly represent the acquisition payable paid on behalf of affiliates of BGY Education investment, and the receivables from disposal of property and equipment to BGY Education investment.

21.	RELATED PARTY TRANSACTIONS- continued

(2)	The amounts mainly represent the receivables from respective entities in which consist of expense were paid on behalf of entities controlled by Ms. H and a non-controlling interest shareholder, respectively.

(3)	The amounts represent loan receivables from the non-controlling interest shareholders of Hangzhou Impression.

(4)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd..

	As of August 31,
	2021	2022
	RMB	RMB
Amounts due to related parties
BGY Education Investment and its affiliates (1)	333,270	307,587
Chuzhou Country Garden Property Development Co., Ltd. (2)	30,769	30,769
Shanghai Hanlue Information Technology Center Limited Partnership (3)	2,885	-
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	2,462	-
Others	4,329	4,676
Total	373,715	343,032

Amounts due to related parties are non-interest bearing, unsecured, and payable on demand.

	As of August 31,
	2021	2022
	RMB	RMB
Other non-current liabilities due to related parties
Shanghai Hanlue Information Technology Center Limited Partnership (3)	2,650	-
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	10,504	11,197
Total	13,154	11,197

Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)	The amounts mainly represent the acquisition payables to BGY Education Investment and its affiliates for the acquisition of certain PRC subsidiaries under common control in fiscal year 2021.

(2)	The amounts mainly represent financing funds from other entities controlled by Ms. H, for the purpose of maintaining daily operation of certain schools.

(3)	The amounts represent the acquisition payables to Shanghai Hanlue Information Technology Center Limited Partnership for the acquisition of Linstitute in fiscal year 2020.

(4)	The amounts represent the acquisition payables to Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. for the acquisition of Leti in fiscal year 2021.

22.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of August 31, 2021 and 2022, future minimum capital commitments under non-cancelable contracts from continuing operations were as follows:

	As of August 31,
	2021	2022
	RMB	RMB
Capital commitment for construction of schools	70,231	10,764
Capital commitment for an equity method investment	208,866	208,866
Total	279,097	219,630

Contingent liabilities

The Group has been named in a number of lawsuits arising in its ordinary course of business. Although the outcome of those lawsuits are uncertain, the Group does not believe the possibility of a material loss is probable. The Group is unable to estimate a range of loss, if any, that could result if there would be an adverse decision, as such, and the Group has not accrued any liabilities.

23.	NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from August 31, 2019 through August 31, 2022.

	Can-achieve	Xinqiao Group	Chengdu Yinzhe	Wuhan Sannew	Hangzhou Impression	Linstitute	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2019	125,941	37,914	68,685	73,078	30,119	—	26,095	361,832
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	2,650	2,650
Income attributable to non-controlling interests	(4,017)	(3,875)	5,750	(84)	123	990	4,282	3,169
Foreign currency translation	(54)	—	—	—	—	—	25	(29)
Acquisition of subsidiaries	—	—	—	—	—	27,583	—	27,583
Disposal of a subsidiary*	—	—	—	—	—	—	(5,650)	(5,650)
Distribution of dividends to shareholders	—	—	—	—	(3,104)	—	—	(3,104)
Balance at August 31, 2020	121,870	34,039	74,435	72,994	27,138	28,573	27,402	386,451
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	1,370	1,370
Income attributable to non-controlling interests	277	(34,039)	77	(72,994)	(916)	8,730	(14,133)	(112,998)
Foreign currency translation	66	—	—	—	—	—	(175)	(109)
Acquisition of a subsidiary (Note 4)	—	—	—	—	—	—	18,012	18,012
Acquisition of additional interest in a subsidiary of non-controlling interests*	—	—	(14,980)	—	—	—	—	(14,980)
Distribution of dividends to shareholders	(14,330)	—	—	—	(1,053)	(2,314)	—	(17,697)
Balance at August 31, 2021	107,883	—	59,532	—	25,169	34,989	32,476	260,049
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	6,160	6,160
Income attributable to non-controlling interests	(351)	—	2,694	—	183	7,099	(3,822)	5,803
Foreign currency translation	83	—	—	—	—	—	—	83
Acquisition of additional interest in a subsidiary of non-controlling interests*	—	—	(12,183)	—	—	—	(6,798)	(18,981)
Distribution of dividends to shareholders	—	—	(12,522)	—	(1,451)	(8,802)	(4,698)	(27,473)
Balance at August 31, 2022	107,615	—	37,521	—	23,901	33,286	23,318	225,641

Note*:

During the year ended August 31, 2020, the Company disposed its equity interest in a subsidiary with a total consideration of RMB 30,344, and the carrying amount of the non-controlling interests of the disposed subsidiary as of the disposal date was RMB 5,650.

During the year ended August 31, 2021, the Company acquired additional 5% of equity interests in Chengdu Yinzhe from a non-controlling interest shareholder with total cash consideration of RMB 16,670. The net carrying amount of the acquired non-controlling interests was RMB 14,980 and the difference of RMB 1,690 was charged to additional paid in capital of the Company accordingly. During the year ended August 31, 2022, the Company further acquired additional 5% of equity interests in Chengdu Yinzhe from a non-controlling interest shareholder with total cash consideration of RMB 12,708. The net carrying amount of the acquired non-controlling interests was RMB 12,183 and the difference of RMB 525 was charged to additional paid in capital of the Company accordingly. As of August 31, 2022, the equity interest of the Company in Chengdu Yinzhe is 85%.

During the year ended August 31, 2022, the Company acquired additional 25% of equity interests in FGE from a non-controlling interest shareholder with total cash consideration of RMB 30,874. The net carrying amount of the acquired non-controlling interests was RMB 6,798 and the difference of RMB 24,076 was charged to additional paid in capital of the Company accordingly. As of August 31, 2022, the equity interest of the Company in FGE is 100%.

24.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group.

During the year ended August 31, 2020, the Group changed its internal management structure and expanded the service offerings in utilizing technology to deliver online study programs, which forms an additional reportable segment called, Education Technology. As of August 31, 2020, the Group has six reportable segments, including International Schools, Bilingual Schools, Kindergartens, Overseas Schools, Complementary Education Services and Education Technology.

During the year ended August 31, 2021, in response to the Implementation Rules, the Group reorganized its business units and made change in its reportable segments. As of August 31, 2021 and 2022, the Group has identified three reportable segments, including Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services. Given the change in the composition of the Group’s reportable segments, in fiscal year 2021, fiscal year 2020 segment information was recast to conform to the fiscal year 2021 presentation.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

For the year ended August 31, 2020

	Continuing operations
	Overseas Schools	Complementary Education Services	Domestic Kindergartens & K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	835,927	540,387	100,033	1,476,347
Costs of revenue	(588,840)	(338,363)	(132,334)	(1,059,537)
Segment profit	247,087	202,024	(32,301)	416,810

For the year ended August 31, 2021

	Continuing operations
	Overseas Schools	Complementary Education Services	Domestic Kindergartens & K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	502,607	625,640	273,533	1,401,780
Costs of revenue	(513,871)	(382,548)	(283,844)	(1,180,263)
Segment profit	(11,264)	243,092	(10,311)	221,517

For the year ended August 31, 2022

	Continuing operations
	Overseas Schools	Complementary Education Services	Domestic Kindergartens & K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	652,773	636,615	424,577	1,713,965
Costs of revenue	(574,744)	(373,753)	(288,809)	(1,237,306)
Segment profit	78,029	262,862	135,768	476,659

The Group’s CODM review the financial position at consolidated level, thus total assets of each operating segment is not presented.

24.	SEGMENT INFORMATION- continued

GEOGRAPHIC INFORMATION

The Group’s revenues are attributed to geographic areas based on the selling location.

The following table presents total revenues from continuing operations for the years ended August 31, 2020, 2021 and 2022 from a geographical perspective:

	For the year ended August 31,
	2020	2021	2022
Revenues from sales originated:
China **	638,435	911,562	1,099,735
Canada	16,914	9,265	7,013
US	188,111	61,641	89,309
UK	632,887	419,312	517,908
Total	1,476,347	1,401,780	1,713,965

The following table presents long-lived assets from continuing operations including property and equipment, net, and operating lease right-of-use assets as of August 31, 2021 and 2022 from a geographical perspective:

	As of August 31,
	2021	2022
China **	426,131	250,623
Canada	10,411	-
US	398,708	320,437
UK***	1,377,665	1,276,050
Total	2,212,915	1,847,110

** Includes mainland China and Hong Kong.

***: It has been restated for the adjustments disclosed in Note 2(d).

25.	CONTRIBUTION PLAN

In mainland China, full-time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 138,235, RMB 166,765 and RMB 33,002 for the years ended August 31, 2020, 2021 and 2022, respectively, of which RMB 119,456 and RMB 139,367 were related to discontinued operations for the years ended August 31, 2020 and 2021, respectively.

The Company also provides other defined contribution plans for the benefit of overseas employees. Total contribution for such employee benefits for the years ended August 31, 2021 and 2022 were recorded in consolidated statements of operations in an amount of RMB 27,350 and RMB 29,434, respectively.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2020, 2021 and 2022, the Group made apportions of RMB 622, RMB 1,909 and RMB 12,341 to the statutory surplus reserve fund, respectively, and RMB nil, RMB nil and RMB nil to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Restricted net assets include paid-in capital, additional paid-in capital, the statutory reserves and the retained earnings of the Company’s PRC subsidiaries and VIEs.

	As of August 31,
	2021	2022
	RMB	RMB
Paid-in capital	445,288	165,615
Additional paid-in capital	6,239	9,556
Statutory reserves	3,993	29,841
Retained earnings	1,596,274	1,397,490
Total	2,051,794	1,602,502

27.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

For the purpose of the consolidated statement of cash flows, cash and cash equivalents, and restricted cash included cash on-hand and in banks and restricted cash. Cash and cash equivalents, and restricted cash at the end of reporting year end as shown in the consolidated statements of cash flows can be reconciled to the related items in the consolidated balance sheets as follow:

	As of August 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	844,684	664,769
Restricted cash	670,598	193,045
Less: allowance for restricted cash	(119)	(30)
Total	1,515,163	857,784

28.	SUBSEQUENT EVENT

Subsequent in October 2022, the UK subsidiary of the Group sold certain properties in the UK with a total consideration of approximately RMB 22,863, which resulted in disposal gain on property and equipment of RMB 11,073 in the first quarter of fiscal year 2023.

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

BALANCE SHEET

(Amounts in thousands)

	As of August 31,	As of August 31,
	2021	2022
	RMB	RMB	USD
			Note 2(h)
ASSETS
Current assets
Cash and cash equivalents	132,203	88,047	12,781
Restricted cash, net	646,040	-	-
Amounts due from subsidiaries and VIEs	2,640,221	2,017,029	292,790
Amounts due from related parties, net	6	7	1
Other receivables, deposits and other assets, net	7,104	9,846	1,429
Total current assets	3,425,574	2,114,929	307,001
Investment in subsidiaries and VIEs	1,034,925	544,953	79,105
Other non-current assets, net	56,277	-	-
Total non-current assets	1,091,202	544,953	79,105
TOTAL ASSETS	4,516,776	2,659,882	386,106
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8	-	-
Bond payable	1,836,362	-	-
Accrued expenses and other current liabilities	13,340	2,105	305
Amounts due to subsidiaries and VIEs	120,239	987,875	143,399
Total current liabilities	1,969,949	989,980	143,704
Non-current liabilities
Other non-current liabilities	-	-	-
Bond payable	-	-	-
Total non-current liabilities	-	-	-
TOTAL LIABILITIES	1,969,949	989,980	143,704
EQUITY
Share capital (US$0.00001 par value; 118,928,526 shares issued and outstanding as of August 31, 2021, 118,669,795 shares issued and outstanding as of August 31, 2022)	8	8	1
Additional paid-in capital	1,727,020	1,693,358	245,806
Accumulated other comprehensive income	168,324	34,401	4,994
Retained earnings	651,475	(57,865)	(8,399)
TOTAL EQUITY	2,546,827	1,669,902	242,402
TOTAL LIABILITIES AND EQUITY	4,516,776	2,659,882	386,106

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED AUGUST 31, 2022

(Amounts in thousands)

	2020	2021	2022
	RMB	RMB	RMB	USD
				Note 2(i)
Other operating income	2,147	3,276	2,677	389
Selling, general and administrative expenses	2,805	(10,768)	(10,355)	(1,503)
Other expenses	(26)	-	(263)	(38)
Interest income/(expense), net	8,792	(56,635)	(236,592)	(34,344)
Investment income	1,617	3,936	1,564	227
Equity in earnings(loss) of subsidiaries and VIEs	145,670	7,386	(466,371)	(67,698)
Net income/ (loss)	161,005	(52,805)	(709,340)	(102,967)
Other comprehensive income/(loss)	106,416	(17,047)	(133,923)	(19,440)
Comprehensive income/(loss)	267,421	(69,852)	(843,263)	(122,407)

SCHEDULE 1-CONDENSED FINANCIAL STATEMENT OF BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	2020	2021	2022
	RMB	RMB	RMB	USD
				Note 2(i)
Cash flows from operating activities
Net income/(loss) for the year	161,005	(52,805)	(709,340)	(102,967)
Share-based compensation	(10,631)	1,865	(816)	(118)
Investment income	(211)	—	—	—
Finance costs	12,288	20,304	11,978	1,739
Equity in earnings of subsidiaries and VIEs	(145,670)	(7,386)	466,371	67,698
Other receivables, deposits and other assets	(3,050)	(734)	(904)	(131)
Accrued expenses and other current liabilities	(3,572)	(6,463)	(4,648)	(675)
Amounts due to subsidiaries and VIEs	100,209	—	—	—
Other non-current assets and liabilities	(1,789)	(1,085)	—	—
Amounts due from subsidiaries and VIEs	(254,001)	—	—	—
Net cash used in operating activities	(145,422)	(46,304)	(237,359)	(34,454)

Cash flows from investing activities
Proceed from redemption of investments upon maturity	213,860	13,017	—	—
Proceeds from loan receivable	—	—	55,432	8,046
Amounts due from subsidiaries and VIEs	—	(180,391)	577,976	83,899
Net cash provided by(used in) investing activities	213,860	(167,374)	633,408	91,945

Cash flows from financing activities
Dividend to shareholders	(184,238)	(92,554)	—	—
Repurchase of ordinary shares	(56,058)	(24,628)	(9,245)	(1,342)
Repurchase of bonds	(10,659)	(80,174)	(394,756)	(57,302)
Redemption of bonds	—	—	(1,513,460)	(219,693)
Amounts due to subsidiaries and VIEs	—	17,076	(72,439)	(10,515)
Proceeds from promissory note	—	—	877,487	127,375
Net cash provided used in financing activities	(250,955)	(180,280)	(1,112,413)	(161,477)
Net change in cash and cash equivalents and restricted cash	(182,517)	(393,958)	(716,364)	(103,986)
Cash and cash equivalents and restricted cash at beginning of the year	1,496,959	1,247,633	778,243	112,969
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(66,809)	(75,432)	26,168	3,798
Cash and cash equivalents and restricted cash at end of the year	1,247,633	778,243	88,047	12,781

Note to Schedule 1

(In thousands)

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of August 31, 2022, RMB 1,602,502 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended August 31, 2020, 2021 and 2022.

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

Translations of balances in condensed financial information of parent company balance sheets, statements of operations statements of comprehensive income and statements of cash flows from RMB into US dollars as of and for the year ended August 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8890, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollar at that rate on August 31, 2022, or at any other rate.