Form 20-F
period 2023-08-31
Bright Scholar Education Holdings Ltd
filed 2024-01-02
CIK 1696355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR THE SECURITIES ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2023

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

No. 1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdong 528300
The People’s Republic of China

(Address of principal executive offices)

Mr. Ruolei Niu, Chief Financial Officer
Suites 6-7 The Turvill Building Old Swiss, 149 Cherry Hinton Road

Cambridge, England, CB1 7BX, United Kingdom
Telephone: +44 12-2334-1303

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

Class A ordinary shares, par value US$0.00001 each	31,314,817
Class B ordinary shares, par value US$0.00001 each	87,590,000

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issue by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Item 17 ☐ Item 18

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADSs” refers to American depositary shares, each of which represents four Class A ordinary share;

●	“Affected Entities” refers to private schools within China that are affected by the Implementation Rules, entities holding such private schools as well as other enterprises within China that are affected by the Implementation Rules which are listed in “Item 4. Information on the Company—C. Organizational Structure”;

●	“A-Level” or “A Levels” refers to the General Certificate of Education (Advanced Level) Examination, a subject-based qualification conferred as part of the General Certificate of Education, as well as a school leaving qualification offered by the educational bodies in the United Kingdom and the educational authorities of British Crown dependencies to students completing secondary or pre-university education;

●	“BGY Education Investment” refers to BGY Education Investment Management Co., Ltd., which was historically controlled and consolidated by Bright Scholar Holdings through contractual arrangements but has been deconsolidated since August 31, 2021, and, together with its subsidiaries and schools, classified as discontinued operations;

●	“Bright Scholar Holdings” refers to Bright Scholar Education Holdings Limited, our Cayman Islands holding company;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Country Garden” refers to Country Garden Holdings Company Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2007), a related party, and its subsidiaries;

●	“fiscal year” refers to the period from September 1 of the previous calendar year to August 31 of the concerned calendar year;

●	“Implementation Rules” refers to the Implementation Rules of the Law for Promoting Private Education, which was issued by the PRC State Council on May 14, 2021 and became effective on September 1, 2021;

●	“learning centers” refers to entities providing after-school education training services, including English proficiency training and extracurricular programs;

●	“ordinary shares” or “shares” refers to our Class A and Class B ordinary shares of par value US$0.00001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“school” refers to (1) each of our international schools, bilingual schools, overseas schools and kindergartens, unless otherwise specified, before the deconsolidation of BGY Education Investment, and (2) each of our overseas schools and domestic for-profit kindergartens, unless otherwise specified, after the deconsolidation of BGY Education Investment, in each case as the context requires;

●	“school year” refers to the annual period of instruction at each school respectively, which customarily runs from September of the previous calendar year to July of the concerned calendar year;

●	“SEC” refers to the Securities and Exchange Commission of the United States;

●	“US$,” “U.S. dollars,” “$” and “dollars” refers to the legal currency of the United States of America;

●	“VIEs” refers to the entities that Bright Scholar Holdings controls and consolidates or used to control and consolidate through contractual arrangements, as the context requires, including (1) BGY Education Investment and the schools and subsidiaries it held, as the context requires, prior to its deconsolidation; and (2) Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd. and subsidiaries and schools they hold respectively, as the context requires, before and after the deconsolidation of BGY Education Investment;

●	“we,” “us,” “our,” and “our company” refers to Bright Scholar Education Holdings Limited, its subsidiaries and its VIEs; and

●	“Zhuhai Bright Scholar” refers to Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd., our wholly-owned subsidiary in China.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the 2021, 2022 and 2023 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.2582 to US$1.00, the noon buying rate in effect on August 31, 2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 22, 2023, the noon buying rate was RMB7.1315 to US$1.00.

Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the VIEs, which controls and holds our domestic kindergartens and complementary services, through certain contractual arrangements, and indirectly holding Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. We conduct our business operations through both our consolidated subsidiaries and the VIEs based on certain contractual arrangements. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in education services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”). Our VIE structure is used to replicate foreign investment in China-based companies and provide investors with exposure to foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIEs, and investors may never hold equity interests in the Chinese operating companies. Instead, as a result of our direct ownership in Zhuhai Bright Scholar and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on control of domestic kindergarten and complementary services through variable interest vehicle, and foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. Investors in the ADSs are not purchasing equity securities of the VIEs, but instead, are purchasing equity securities of our ultimate Cayman Islands holding company. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

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

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, the ADSs will be delisted from the New York Stock Exchange, and our shares and ADSs will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

The operations of the businesses that we own and operate in China are subject to PRC laws and regulations. The laws and regulations governing the private education industry in China are relatively new and quickly evolving, hence bringing uncertainties to their interpretation and enforcement. For example, our operations in China are subject to regulatory approvals and permit requirements, oversight on cybersecurity and data privacy, and anti-monopoly and anti-unfair competition laws, with respect to which the applicable laws and regulations have evolved substantially in recent years. For details, see “Item 4. Information on the Company—B. Business Overview—Regulations” in this annual report.

We, through our WFOE and the affiliated entities, conduct certain of our operations in China. We and the affiliated entities are required to obtain certain licenses, permits from or filing with relevant governmental authorities in China in order to operate our business and conduct overseas securities offerings and listings.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017 and were further amended on December 29, 2018 (the “Amended Law”). According to the Amended Law, which became effective on September 1, 2017, private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The Amended Law also deleted the provision stipulating that measures for administration of profit-making non-state training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to the Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the PRC Ministry of Education (the “MOE”), the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, and came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. On February 13, 2018, the General Offices of the MOE and three other ministries in China jointly issued the Notice to Launch Special Campaign towards After-school Tutoring Institutions on Practically Reducing Burdens for Primary and Middle School Students, which requires after-school tutoring institutions with satisfactory conditions to obtain school operation licenses and other permits. Further, on August 22, 2018, the State Council issued the Opinion on Supervising After-School Tutoring Institutions (the “Circular 80”), which provides detailed guidance for these after-school tutoring institutions. Pursuant to the Alleviating Burden Opinion, which was promulgated on July 24, 2021 and the Circular 80, institutions providing after-school tutoring services on academic subjects in relation to the compulsory education are required to be registered as non-profit organization and institutions providing after-school tutoring services shall obtain the private school operating permit. Council Circular 80 and the Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. On September 7, 2021, to implement the Alleviating Burden Opinion, the MOE published on its website that the MOE, together with two other government authorities, issued a circular requiring all institutions providing after-school tutoring services on academic subjects in relation to the compulsory education to complete registration as non-profit by the end of 2021, and all those institutions shall, before completing such registration, suspend enrollment of students and charging fees. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall administer the non-academic after-school tutoring institutions by classifying sports, culture and art, science and technology and other non-academic subjects, formulating standards among different classification of non-academic tutoring and conducting strict examination before granting permission.

Therefore, we expect that the Amended Law, accompanied with its relevant implementation rules and regulations as well as other administrative actions, will bring significant changes to our compliance environment. A certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones.

v

As of the date of this annual report, all of our learning centers in China currently in operation need to obtain and update their operating permits, business licenses required by the regulatory changes discussed above. If we fail to obtain and update such permits or licenses in any event as required by relevant laws or regulations, we may be subject to fines, confiscation of profits derived from non-compliant operations or suspension of admitting students, and we may be unable to continue the operations or suspension of admitting students, at our non-complying learning centers, which could materially and adversely affect our business and results of operations. For details, see “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business—Our learning centers may not be able to obtain or update the required educational permits and business licenses, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from non-compliant operations.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority, nor have we received any request from the CAC, to undergo a cybersecurity review pursuant to any PRC laws or regulations. Moreover, none of us, our subsidiaries or the affiliated entities have received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Enterprises and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic enterprises, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules. In addition, as advised by our PRC legal counsel, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. If we fail to complete the filing or reporting procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs. For details, see “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we or the affiliated entities will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting.”

Cash Flows Through Our Organization

We are a holding company with no business operations of our own. We conduct certain of our operations through our PRC subsidiaries and VIEs in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses may depend on dividends paid by our PRC subsidiaries.

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

If we intend to distribute dividends, we will transfer the dividends to Time Education China Holdings Limited, or Time Education, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then Time Education will transfer the dividends to Impetus Investment Limited, our Cayman Islands subsidiary, and further to Bright Scholar Holdings, the Cayman Islands holding company, and the dividends will be distributed from the Bright Scholar Holdings to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2021, 2022 and 2023, no dividends were declared and paid by our PRC subsidiaries to our Cayman holding company or Cayman subsidiaries.

For the 2021, 2022 and 2023 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of nil, nil and RMB82.9 million (US$11.4 million) to Bright Scholar Holdings, respectively. For the 2021, 2022 and 2023 fiscal years, the subsidiaries of Bright Scholar Holdings borrowed loans of RMB49.6 million, nil and RMB375.9 million (US$51.8 million) from Bright Scholar Holdings, respectively.

For the 2020 fiscal year, the subsidiaries of Bright Scholar Holdings borrowed interest-free loans of RMB278.3 million from the VIEs. The VIEs repaid RMB447.6 million to the subsidiaries of Bright Scholar Holdings in the 2021 fiscal year. The VIEs borrowed interest free loans of RMB50.6 million (US$7.0 million) from the subsidiaries of Bright Scholar Holdings in the 2023 fiscal year. For the 2021, 2022 and 2023 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of RMB107.5 million, 79.2 million and RMB8.6 million (US$1.2 million) to the VIEs, respectively. For the 2021, 2022 and 2023 fiscal years, no assets other than the above cash transactions were transferred between the subsidiaries of Bright Scholar Holdings and the VIEs.

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

Risk Factor Summary

Risks Related to Our Business

●	compliance with the Implementation Rules materially and adversely affecting our business, financial condition, results of operations and prospect in the future;

●	our ability to execute our growth strategies or continue to grow as rapidly as we have in the past;

●	our ability to remain profitable or increase profitability in the future;

●	our corporate structure on contractual arrangements which has caused us to lose control of the Affected Entities;

●	limitations on our ability to maintain the operation of our kindergartens and to expand our kindergarten network;

●	our ability to obtain or update our learning centers’ educational permits and business licenses;

●	acquisition related risks as a result of our acquisition strategy;

●	our ability to manage our business expansion and integrate businesses we acquire;

●	unknown or contingent liabilities related to the acquired businesses;

●	our ability to meet financial obligations due to the net current liabilities as of August 31, 2023;

●	our ability to secure additional capital for our future expansion;

●	our ability to ramp up existing schools and successfully launch new schools;

●	our ability to engage with the Affected Entities to provide education services as we expected;

●	our ability to enroll and retain a sufficient number of students;

●	changes in international regulations, travel restrictions and sanctions;

●	accidents, injuries or other harm that may occur at our schools, learning centers or the events we organize; and

●	our ability to charge tuition or other fees at sufficient levels.

Risks Related to Our Corporate Structure

●	ownership structure and contractual arrangements being challenged by extensive regulation over private education service business in China;

●	uncertainties in the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;

●	contractual arrangements with the VIEs and their shareholders being ineffective in providing control as direct ownership;

●	uncertainties in the interpretation of newly issued rules, regulatory actions and statements related to VIEs, private schools and complementary services, under which we may be unable to assert our contractual rights over the assets of the VIE;

●	potential conflict of interest between us and our largest shareholder; and

●	additional taxes owed by us or the VIEs due to the PRC tax authorities’ scrutiny over our contractual arrangement.

Risks Related to Doing Business in China

●	PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business;

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us;

●	The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals;

●	any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us;

●	unfavorable tax consequences to us as a result of us being classified as a PRC “resident enterprise”;

●	significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries;

●	significant uncertainties in the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations;

●	uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies; and

●	restrictions on currency exchange.

Risks Related to Our Ordinary Shares and ADSs

●	volatile ADS trading price;

●	decline in our ADS price due to substantial future sales or perceived potential sales of the ADSs;

●	decline in our ADS price due to techniques employed by short sellers;

●	limitation on your ability to influence corporate matter’s due to our dual-class share structure with different voting rights; and

●	decline in our ADS price due to inaccurate, unfavorable or little research about us.

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

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017 and were further amended on December 29, 2018 (the “Amended Law”). Pursuant to the Amended Law, sponsors of private schools may choose to establish schools in China either as non-profit or for-profit schools. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. On the other hand, sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and the Amended Law is affected by many factors, including but not limited to the characterizations of our schools as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our PRC subsidiaries. If our schools are unable to be registered as for-profit private education entities, the approval of which is subject to the discretion of government authorities, our contractual arrangements with such schools may be subject to more stringent scrutiny. Furthermore, pursuant to the Amended Law, sponsors are not permitted to establish for-profit schools if such schools provide compulsory education (including primary school education of six years and middle school education of three years) services, which cover grades one to nine. Nevertheless, prior to the deconsolidation of BGY Education Investment, income from compulsory education services accounted for a significant portion of revenue. For further details, see “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations on Private Education in the PRC—The Law for Promoting Private Education and the Implementation Rules.”

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

The Implementation Rules have significantly impacted our business operations and our results of operations. After consultation with its PRC legal counsel and external advisors, we reached the conclusion that, as a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities, which primarily include our private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China that are affected by the Implementation Rules. We have determined that, in substance, we ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities, by August 31, 2021 while continuing to provide essential services to keep these schools open. As of the date of this annual report, the related staff had transferred out from the services center in our headquarters. As a result, our ability to engage in the private not-for-profit education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our business, prospects, results of operations and financial condition.

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

As of the date of this annual report, the domestic school network under our continuing operations in China includes nine kindergartens in China, all of which are registered as for-profit kindergartens. The discontinuation has caused our domestic school network to shrink drastically due to the effectiveness of the Implementation Rules. We cannot assure you that we will be able to effectively expand our domestic school network, which could materially and adversely affect our business, prospects, results of operations and financial condition. For our continuing operations, we intend to enroll students, recruit teachers and educational staff, increase the utilization rates of our existing and new schools and invest in overseas and complementary businesses. However, we may not be able to continue to grow as rapidly as we did previously due to uncertainties involved in the process, for example:

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

Our ability to achieve profitability and maintain positive cash flow will depend in large part on our ability to control our costs and expenses, which are expected to increase as we further develop and expand our business network, as well as our ability to attract and retain educational talents to promote our business success. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we fail to increase revenue at the rate we anticipate or if our costs and expenses increase at a faster rate than the increase in our revenue, we may not be able to achieve profitability.

Our corporate structure is built upon a series of contractual arrangements which has caused us to lose control of the Affected Entities.

On August 17, 2020, the MOE, and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which further strengthens the regulation of private education fees. The Opinions on Further Standardization of Education Fee stipulates that private schools must publicize the itemized fees and standards at a prominent location in the school and indicate the itemized fees and standards in the admissions brochure and admission notice. If fees that should be publicized are not publicized, or the content of the publicity is not in compliance with the relevant policies, students are entitled to refuse the payment of the fees. In addition, the Opinions on Further Standardization of Education Fee emphasizes that sponsors of non-profit schools shall not transfer proceeds generated from operating such schools by way of related party transactions that fail to meet the requirements of being open, fair or just, and other service fees charged to our students must be charged based on a reasonable basis and voluntary and non-profit principles. If the regulatory authority deems otherwise, our operations may be adversely affected.

On September 7, 2020, the MOE published the draft Pre-school Education Law for public comments which was then submitted for review to the State Council on April 12, 2021 (the “First Draft of PEL”). The draft Preschool Education Law, among other things, tightens restrictions over kindergartens in pursuing profits and prohibits social capital from controlling state-run kindergartens and non-profit kindergartens through mergers and acquisitions, entrusted operation, franchising, through variable interest entities or via contractual control, prohibits (a) kindergartens from being directly or indirectly involved as assets of a company aiming at a listing, and (b) a listed company or its controlling shareholders to invest for-profit kindergartens through capital market financing or purchase the assets of for-profit kindergartens by issuing shares or paying cash.

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of State Council jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Alleviating Burden Opinion”). The Alleviating Burden Opinion prohibits foreign investors from controlling or holding interest (including through contractual arrangements) in institutions providing after-school tutoring services on academic subjects in relation to the compulsory education.

On September 1, 2023, the MOE published another draft of the Preschool Education Law for public comments, which, if compared with the First Draft of PEL, repeats those restrictions over, among other things, social capital seeking to control state-run kindergartens and non-profit kindergartens through mergers and acquisitions, or via contractual control, and prohibitions of (a) kindergartens from being directly or indirectly involved as assets of a company aiming at a listing either domestically or abroad, and (b) a listed company to invest for-profit private kindergartens through stock market financing or purchase the assets of for-profit private kindergartens by issuing shares or paying cash.

In addition, pursuant to the Implementation Rules, which became effective on September 1, 2021, social organizations and individuals are prohibited from controlling a private school that provides compulsory education or a non-for-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, among others, and private school providing compulsory education shall not conduct any transaction with any related party, and any other private school conducting any transaction with any related party shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the interests of the state and the school or the rights and interests of the teachers and students, which may impose restrictions on the above-mentioned related party transactions. Such prohibition has significantly affected the enforceability of the exclusive management services and business cooperation agreements with affiliated entities providing compulsory education. Therefore, we concluded that we lost control of the schools providing compulsory education, not-for-profit kindergartens, and the sponsor entities (i.e., the Affected Entities) as from August 31, 2021 and such VIE contractual arrangements with them have become invalid since then and classified them as discontinued operations. Such discontinuation has had a material and adverse impact on our business, financial condition and results of operations.

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

In addition, on January 22, 2019, the General Office of the State Council issued the Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas (the “Circular on Initiating the Rectification”), which requires existing community-affiliated kindergartens to be handed over to local education authorities and shall be held by local education authorities as public kindergartens or turn into inclusive kindergartens operated by authorized social entities. It also provides that community-affiliated kindergartens shall be not-for-profit. As of the date of this annual report, the domestic school network under our continuing operations in China includes nine kindergartens in China, all of which are registered as for-profit kindergartens, as the discontinuation has caused our domestic school network to shrink drastically due to the effectiveness of the Implementation Rules. See “—Our compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future, and we have been subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.” As of the date of this annual report, we do not own any not-for-profit community-affiliated kindergartens, and we do not plan to sponsor any not-for-profit community-affiliated kindergartens in the future, as the Circular on Initiating the Rectification has significantly restricted our ability to sponsor community-affiliated kindergartens. We cannot assure you that the domestic kindergartens we currently operate will not be classified as community-affiliated kindergartens and thus become not-for-profit. If any of the kindergartens we operate is classified as a community-affiliated kindergarten, we may become unable to continue to operate such kindergarten, which could materially and adversely affect our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC—Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education.”

Our learning centers may not be able to obtain or update the required educational permits and business licenses, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from non-compliant operations.

According to the Amended Law, which became effective on September 1, 2017, private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The Amended Law also deleted the provision stipulating that measures for administration of profit-making non-state training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to the Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the MOE, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, and came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. On February 13, 2018, the General Offices of the MOE and three other ministries in China jointly issued the Notice to Launch Special Campaign towards After-school Tutoring Institutions on Practically Reducing Burdens for Primary and Middle School Students, which requires after-school tutoring institutions with satisfactory conditions to obtain school operation licenses and other permits. Further, on August 22, 2018, the State Council issued the Opinion on Supervising After-School Tutoring Institutions (the “Circular 80”), which provides detailed guidance for these after-school tutoring institutions. Pursuant to the Alleviating Burden Opinion, which was promulgated on July 24, 2021 and the Circular 80, institutions providing after-school tutoring services on academic subjects in relation to the compulsory education are required to be registered as non-profit organization and institutions providing after-school tutoring services shall obtain the private school operating permit. Council Circular 80 and the Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. On August 23, 2023, the MOE promulgated the Provisional Measures on Administrative Penalties for After-school Tutoring, which provides regulatory guidelines and a legal basis of the enforcement for the local authorities overseeing service providers of after-school tutoring. On September 7, 2021, to implement the Alleviating Burden Opinion, the MOE published on its website that the MOE, together with two other government authorities, issued a circular requiring all institutions providing after-school tutoring services on academic subjects in relation to the compulsory education to complete registration as non-profit by the end of 2021, and all those institutions shall, before completing such registration, suspend enrollment of students and charging fees. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall administer the non-academic after-school tutoring institutions by classifying sports, culture and art, science and technology and other non-academic subjects, formulating standards among different classification of non-academic tutoring and conducting strict examination before granting permission.

Therefore, we expect that the Amended Law, accompanied with its relevant implementation rules and regulations as well as other administrative actions, will bring significant changes to our compliance environment. A certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones.

As of the date of this annual report, all of our learning centers in China currently in operation need to obtain and update their operating permits or business licenses required by the regulatory changes discussed above. If we fail to obtain and update such permits or licenses in any event as required by relevant laws or regulations, we may be subject to fines, confiscation of profits derived from non-compliant operations or suspension of admitting students, and we may be unable to continue the operations at our non-complying learning centers, which could materially and adversely affect our business and results of operations.

We have in the past acquired several businesses and intend to remain acquisitive while continuing our organic growth, which may expose us to acquisition related risks.

We are at all times pursuing acquisition opportunities and these processes are, at any time, in various stages of completion. For example, we have completed several acquisitions in the United Kingdom and will continue to seek opportunities in overseas markets and in complementary education services. Our targets may cover a wide range of education, including independent schools, boarding schools, art institutes, pre-university education service providers, language training centers and other education-related service providers. Our acquisition strategy exposes us to significant acquisition-related risks. If we successfully complete several of these ongoing opportunities, the overall scope of our operations could grow substantially in the near to mid-term future and would have a material impact on our business, results of operations and financial condition. While there is no certainty as to whether any of the opportunities that we are currently pursuing, or any future opportunity, will be completed, some of these opportunities may be completed in the near- or mid-term future, if current challenges to the processes can be overcome. Our acquisition-related risks include:

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

In recent years, we have expanded rapidly through acquisitions in China and overseas. As part of our global expansion plan, we have been exploring merger and acquisition opportunities abroad to expand our global school network, targeting quality private education providers and reputable schools in our targeted overseas countries and jurisdictions. For further details, see “Item 4. Information on the Company—B. Business Overview—Our Expansions and Investments.”

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

We may not generate sufficient profit to guarantee our ability to meet financial obligations due to the net current liabilities as of August 31, 2023.

As of August 31, 2023, we had net current liabilities of RMB553.0 million (US$76.2 million) for our continuing operations. Although we had net cash generated from operating activities of RMB22.3 million (US$3.1 million) for the 2023 fiscal year, we cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our business. We cannot assure you that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying liabilities upon maturity and financing our capital commitments. If we fail to meet our financial obligations, our business, liquidity, financial condition and prospects could be materially and adversely affected.

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

As of the date of this annual report, we have a network of nine kindergartens in China, among which five kindergartens are in the ramp-up period. As the discontinuation has caused our domestic school network to shrink drastically, due to the effectiveness of the Implementation Rules. See “—Our compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future, and we have been subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.” Four of the five domestic kindergartens currently in the ramp-up period are operating at a loss. We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in these schools, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at schools in a manner that ensures a consistently high quality of education service. We or our partners may encounter difficulty in procuring the land and obtaining the permits for construction. We cannot assure you that we will be able to apply our experience from the operation of our existing schools to new schools or that we will be able to obtain the requisite permits, licenses or accreditations or recruit a sufficient number of qualified teachers. If we fail to attract students to our existing schools or start new schools with the requisite permits, licenses and accreditations and teachers, our business growth and prospects could be materially and adversely affected.

We may be unable to engage with the Affected Entities to provide education services as we expected.

Following the effectiveness of the Implementation Rules, we have been engaging with the relevant government authorities and external advisors to seek full compliance with the Implementation Rules and other applicable PRC laws and regulations. However, we are exploring the possibility of continuing to engage with the Affected Entities in future cooperation on mutually acceptable terms and in full compliance with the Implementation Rules and other applicable PRC laws and regulations.  The future cooperation may involve our provision of services to some of the Affected Entities, such as consultation for school operation, property management and maintenance, administrative management and school branding.

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

We had ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities by August 31, 2021, while continuing to provide essential services to keep these schools open.

Services provided to these schools primarily include marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, all of which were conducted through our centralized management system. Our centralized management system provided services to the Affected Entities without charges together with other kindergartens that we charged services fee for. As we did not track the costs incurred by the centralized management system separately among different service recipients, and majority of the costs are staff costs incurred by the centralized management system, there are significant limitations for us to accurately determine the costs attributable to providing services to the Affected Entities. As of the date of this annual report, the related staff had transferred out from the services center in our headquarters.

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

Moreover, our ability to enroll and retain a sufficient number of students may be adversely affected the declining birth rate in China and worldwide. Continued decline in birth rate may cause the demand for private education to decline and the competition among education service providers to intensify, leading to reduced revenue and profitability of our operations.

Changes in international regulations and travel restrictions have materially and adversely affected and together with changes in sanctions could continue to materially adversely affect international student enrollments.

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

In January 2021, U.S. President Biden reversed a previously enacted ban on travel from certain countries to the U.S. and directed the State Department to restart visa processing for individuals from the affected countries. There have since been new, unrelated travel restrictions into the U.S. due to COVID-19, and those restrictions can be expected to continue changing. On September 25, 2020, the previous U.S. presidential administration proposed significant changes to the visa rules governing entry of non-immigrant academic students and exchange visitors. In July 2021, the Biden administration formally withdrew the notice of proposed rulemaking regarding these changes. Nevertheless, negative perceptions regarding travel to the U.S. could continue to have a negative impact on our ability to recruit international students, and our business could be materially adversely affected.

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

We may be unable to charge tuition at sufficient levels to be profitable or raise tuition or other fees as planned.

Our results of operations are affected in large part by the pricing of our education services. We charge tuition or other fees based on each student’s grade level and the programs in which the student is enrolled. Subject to the applicable regulatory requirements, we generally determine tuition or other fees based on the demand for our education services, the cost of our services, and the tuition and the fees charged by our competitors. Although we have been able to increase the tuition or other fees in the past, we cannot assure you that we will be able to maintain or increase our tuition or other fees in the future without adversely affecting the demand for our education services.

The tuition or other fees we charge for some of our education programs is subject to regulatory restrictions. The regulatory authorities in China have huge power to regulate the private education industry, including the tuition, room and boarding fees and other fees charged by schools. We have occasionally encountered difficulty in persuading the local regulatory authorities to approve our tuition or other fees increase proposals in the past. In light of the significant increase in tuition and other education related fees in China in recent years, regulatory authorities may impose stricter price controls on education charges generally in the future. For example, in accordance with the relevant local regulations, if we increase the tuition or other fees of our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. If the tuition or other fees we charge are required to be reduced or are not allowed to increase in line with increases in our costs, or if there are any changes in the regulations which may otherwise negatively affect or restrict our ability to adjust our tuition or other fees, our business, financial condition and results of operations may be materially and adversely affected. For example, the local government authorities in implementing the Amended Law may impose additional limits on the tuition and other fees our schools charge, restrict proposed increase in fees as charged by any of our kindergartens if deemed community-affiliated kindergartens, or prevent us from raising the tuition and other fees to our desired levels or at all. For our complementary education services, we have more discretion in determining the tuition or other fees, but we cannot assure you that the current regulatory regime will not change in a manner that may restrict our ability to increase tuition or other fees for our complementary education services.

In addition, if we add new kindergartens to our domestic school network in the future, we cannot assure you that we will be able to obtain the for-profit school designation for such schools. As a result, we may not be able to maintain the level of our current tuition or other fees and may not be able to raise any of such fees for our kindergartens at our desired rates, times and places or at all in the future under the framework of the Amended Law.

Furthermore, the tuition or other fees we are able to charge is subject to a number of other factors, such as the perception of our brand, the academic results achieved by our students, our ability to hire qualified teachers, and general local economic conditions. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition or other fees at levels sufficient for us to remain profitable.

We may not be able to renew kindergarten operation agreements or maintain favorable fee rates at our existing domestic kindergartens or enter into kindergarten operation agreements for new domestic kindergartens on commercially reasonable terms.

We may launch new kindergartens in China in collaboration with school development partners and on our own. We cannot assure you that we will obtain leases for kindergarten premises, renew our kindergarten operation agreements or enter into new kindergarten operation agreements on commercially reasonable terms, or at all.

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

We have entered into the global market, such as United Kingdom and the United States, through acquisition of established overseas schools, and we may expand our operations in additional markets and regions in the future. We may have to adapt our business models to the local markets due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and expenses and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions, and the complexity of compliance with the local laws and regulations.

In addition, compliance with applicable laws and regulations in various jurisdictions, such as education laws, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment, and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by us or our employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.

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

We must apply periodically to the local education bureaus and civil affairs bureaus to obtain or renew the permits or licenses to operate our schools and ancillary services. While we believe that we will be able to obtain or renew such permits or licenses, we cannot assure you that such permits and licenses will be obtained or renewed in a timely manner, or at all, or that new conditions will not be imposed. Any failure to obtain or renew the required permits or licenses to operate our schools could give rise to administrative penalties including rectification or suspension of operations in non-complying schools or confiscation of profits derived from noncompliant operations, which could materially and adversely affect our business, results of operations and financial condition.

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

We have historically relied upon the brand name of “Country Garden” to market our schools. As we expand our schools beyond the network of Country Garden’s residential communities, we have created and begun to promote our own brands, including “Bright Scholar.” Since our inception, we have also created other intellectual property, including education materials developed by our teaching staff. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, despite our efforts, third parties may obtain and use our intellectual property without proper authorization. The practice of intellectual property rights enforcement by the PRC regulatory authorities is in its early stages and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to exercise our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of our operations.

We operate our business under several brands, which may have a dilutive effect on brand recognition among our students and their parents.

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

If we were found to be in breach of any international privacy and data protection laws and regulations, we could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims, payment of possible fines and providing enhanced protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects and results of our operations.

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

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage. As a result, insurance companies in China offer limited business-related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics or terrorist attacks in regions where we operate.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, COVID-19 virus, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China and regions where we operate. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. In addition, any of these could adversely affect the economy and demographics of the regions where we operate, which could cause significant declines in the number of our students in those regions and could have a material adverse effect on our business, financial condition and results of operations.

COVID-19 has significantly affected China and many other countries. During the peak of the COVID-19 pandemic, various nations imposed various measures to keep COVID-19 in check, including travel restrictions from time to time. Such measures have adversely affected our operation, as it has caused inconvenience to our day-to-day operating activities. Following the phase-out of COVID-19 prevention measures globally, we have resumed our operations. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

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

Political tensions between the United States and China have escalated due to various reasons. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is currently unclear whether the proposed or additional legislations would be enacted that would have the effect of potentially limiting or restricting China-based companies from accessing U.S. capital markets.

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

Fluctuation in the exchange rate of British pound may affect international students’ affordability of our private education services in the United Kingdom. International students need to pay more in their local currency in exchange for British pounds when the British pound strengthens, and this increases the cost of studying and living in the United Kingdom for them. Exchange rate fluctuations also impact the daily living expenses of international students in the United Kingdom. The exchange rate movements of the British pound are complex and influenced by various factors such as economic conditions, political factors, and market expectations. If the exchange rate of the British pound rises drastically or fluctuates in an unpredictable way, international students’ demand for our services in the United Kingdom may decrease, and our business, results of operations and financial condition may be adversely affected.

If we grant additional employees share options or other equity incentives in the future, our net income could be adversely affected.

We granted share options to purchase a total of 3,509,242 Class A ordinary shares to certain school principals and management team members pursuant to our 2017 Share Incentive Plan (the “2017 Plan”) from 2017 to 2023. We may grant additional share options under the 2017 Plan in the future. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, or the SEC, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of August 31, 2023 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is not permitted to conclude that the Company’s internal control over financial reporting is effective if there are one or more material weaknesses in the Company’s internal control over financing reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

In the 2022 fiscal year, we and our independent registered public accounting firm identified two material weaknesses and two significant deficiencies in our internal control over financial reporting as of August 31, 2022. In the 2023 fiscal year, we and our independent registered public accounting firm identified no material weakness and two significant deficiencies. The significant deficiencies identified related to control environment in our overseas schools component and Information Technology General Controls (“ITGCs”) in the areas of access security, change management, and data backup in certain financially relevant systems within our business.

As further described in “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting”, we have implemented and are continuing to implement a number of measures to address our historical material weaknesses, significant deficiencies and other control deficiencies not identified as significant, as well as the current significant deficiencies and other control deficiencies not identified as significant in our internal control over financial reporting. We cannot assure you, however, that these measures will fully address the significant deficiencies, together with other control deficiencies identified in our internal control over financial reporting. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of August 31, 2023. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may also conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of the ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be a non-accelerated filer as defined in Rule 12b-2 under the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

We derive a substantial portion of our revenue from our operations in the United Kingdom, and our subsidiaries in the United Kingdom have filed returns for U.K. corporation tax on the basis that they are resident in the United Kingdom. Such subsidiaries are subject to U.K. tax in respect of their worldwide income and gains (subject to any applicable exemptions). Any change in such subsidiaries’ status or any change in U.K. tax laws could materially affect our business, prospects, financial condition or results of operations.

Fluctuations in the value of the Renminbi and British pound sterling, among others, may have a material adverse effect on your investment.

As we operate globally, our business and share price may be affected by fluctuations between Renminbi and British pound sterling, among others, against the U.S. dollar and other currencies. For example, on July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005. There is still significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the rate for Renminbi against the U.S. dollar.

Any significant appreciation or depreciation of the Renminbi and British pound sterling, among others, may have a material adverse effect on the value of, and any dividends payable on, the ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi or British pound sterling into U.S. dollars, the appreciation of the U.S. dollar against the Renminbi or British pound sterling would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi or British pound sterling for our operations, appreciation of the Renminbi or British pound sterling against the U.S. dollar would have an adverse effect on the Renminbi or British pound sterling amount we receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi or British pound sterling to the U.S. dollar could materially and adversely affect the price of the ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

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

As of August 31, 2023, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of the VIEs and their respective subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs and their respective subsidiaries, we may not be able to consolidate the VIEs and their respective subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or the VIEs or their respective subsidiaries.

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

We have relied and expect to continue to rely on the contractual arrangements with the VIEs and their respective shareholders, including Ms. Meirong Yang, one of our largest shareholders, to operate our private education business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of the VIEs from continuing operations accounted for 21.5% of the total revenues for our continuing operations in the 2023 fiscal year. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs. The VIEs and their shareholders may fail to take certain actions required for our business, or to procure that newly established or acquired schools enter into the contractual arrangements in a timely manner, or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. Any failure by the VIEs and the shareholders of the VIEs to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

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

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. We are a Cayman Islands holding company that conducts a portion of its operations in China through our PRC subsidiaries and VIEs based on certain contractual agreements. Such structure involves unique risks to investors in the ADSs.

The PRC government has adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our contractual arrangements. In the event that the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and the ADSs or ordinary shares may decline in value or become worthless.

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

Our largest shareholder may have potential conflict of interest with us and not act in the best interests of our company.

Ms. Meirong Yang is a director of the VIEs. We cannot assure you that Ms. Meirong Yang will always act in the best interests of our company. In addition, Ms. Meirong Yang owes duties of loyalty and diligence to the VIEs as its director pursuant to PRC law. However, she does not owe a fiduciary duty to our company as she is not an officer or director of our company. We provide no incentives to encourage Ms. Meirong Yang to act in our best interest in her capacity as the shareholder of the VIEs. We rely on Ms. Meirong Yang to comply with the terms and conditions of the contractual arrangements. Although Ms. Meirong Yang is obligated to honor her contractual obligations with respect to the VIEs, she may nonetheless breach or cause our the VIEs to breach or refuse to renew the existing contractual arrangements which allow us to effectively exercise control over the VIEs and to receive economic benefits from them. If Ms. Meirong Yang does not honor her contractual obligations with respect to the VIEs, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in the VIEs to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of the VIEs, we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

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

We currently conduct certain of our operations in China through contractual arrangements with the VIEs and the shareholders of the VIEs. As part of these arrangements, certain of our education-related assets that are critical to the operation of our business are held by the VIEs. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of the ADSs.

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

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government has significant control over China’s economic growth through allocating resources, controlling the incurrence and oversight and discretion over the conduct of our business and may intervene with or influence our operations to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected industries such as the education and internet industries, and we cannot rule out the possibility that more regulations or policies would be released, which could adversely affect our business, financial condition and results of operations. For example, under the former Law on the Promotion of Private Education, as amended on June 29, 2013 and on December 29, 2018, and its implementation rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. On September 1, 2017, the Amended Law came into effect, under which the concept “reasonable returns” is no longer applicable and a private school should opt to be either for-profit or non-profit. Sponsors of for-profit schools may obtain operating profits, while sponsors of non-profit schools may not. However, pursuant to the Implementation Rules, sponsors are not permitted to register for-profit schools that provide compulsory education services from grades one to nine. Such rules apply to a significant portion of our domestic K-12 schools. Furthermore, the PRC government has recently indicated the intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. This could result in a substantial decline in the value of such securities or, in the most extreme cases, render them completely worthless.

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

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to education, taxation, land use rights, foreign investment limitations, and other matters. We cannot assure you that government authorities in China will not introduce enhanced regulation over the education industry that may lead to our inability to operate in China at all. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. For example, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application; and (3) where a listed issuer seeks to indirectly offer and list securities in the same overseas market, such filings shall be submitted to the CSRC within three business days after the completion of the overseas offering and listing. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We did not have to complete such filings with the CSRC for our initial public offering on May 19, 2017 and the follow-on offering on February 28, 2018 because the offerings had taken place before the enactment of the Trial Measures; however, we will be required to complete such filings with the CSRC for our future offerings. If we cannot complete such filings with the CSRC, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless.

Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn materially and adversely affect our business, financial condition and results of operations.

Under the former Law on the Promotion of Private Education, as amended on June 29, 2013 and on December 29, 2018, and its implementing rules as promulgated on September 1, 2021, private schools, whether for-profit or non-profit, may enjoy national preferential tax treatment. The implementing rules provide that non-profit private schools are eligible to enjoy the same preferential tax treatment as public schools. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard. Moreover, prior to April 1, 2023, our subsidiaries operating in the United Kingdom had been subject to income tax rate at 19%. Form April 1, 2023, the income tax rate for our subsidiaries operating in the United Kingdom increased to 25%.

In addition, preferential tax treatments granted to us by local government authorities are subject to review and may be adjusted or revoked at any time in the future. For example, three of our affiliate entities in Sichuan province enjoy preferential enterprise income tax treatments. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. The Amended Law, which became effective on September 1, 2017, no longer uses the term “reasonable return.” Instead, under the Amended Law, sponsors of private schools may elect to register their schools as either non-profit or for-profit, with the exception that private schools in compulsory education must be registered as non-profit private schools. Pursuant to such Amended Law, non-profit private schools will be entitled to the same tax benefits as public schools, but taxation policies for for-profit private schools are still unclear. However, it is unclear how the Amended Law and its potential implementation rules would impact the tax treatment applicable to our schools and whether our schools would enjoy any preferential tax treatment in the future. Any negative development could have a material adverse effect on our business, financial condition and results of operations.

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

Therefore, a private school providing compulsory education is prohibited from conducting transactions with its related party. As a result, the clause or provision in the exclusive management services and business cooperation agreements that pertains to related party transactions between a private school providing compulsory education and Zhuhai Bright Scholar was not legally enforceable since September 1, 2021. Since then, we have stopped transacting with the Affected Entities. However, to keep these private schools providing compulsory education in operations, we continued to provide essential services without recognizing any revenues relating to such activities to schools providing compulsory education in our discontinued operations, which are key to the normal daily operation of these schools. However, in May and June 2023, the related staff had transferred out from the services center in our headquarters, and we ceased to provide such free services. The possibility and impact of illegal risks are still unable to be assessed clearly. We are continuously assessing the impact of relevant regulations on our business and making necessary measures and efforts to comply with the requirements under these regulations and implementations, including restructuring corporate structure or unwinding contractual arrangements, etc.

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

On July 24, 2021, the Alleviating Burden Opinion was promulgated. The Alleviating Burden Opinion proposes certain measures intended to ease the workload of students in compulsory education and regulate the relevant after-school tutoring services for the compulsory education stage in the PRC, including (1) institutions providing after-school education service on academic subjects in China’s compulsory education system, or academic training institutions, need to be registered as non-profit, no approval will be granted to new academic training institutions, and an approval mechanism will be adopted for online academic training institutions; (2) foreign ownership in academic training institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify such status; (3) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (4) academic training institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (5) academic training institutions must follow the fee standards to be established by relevant authorities. The Alleviating Burden Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Alleviating Burden Opinion when conducting activities. If the corporate structure and the business of our complementary education services are deemed to be in violation of the Alleviating Burden Opinion by relevant authorities, our corporate structure and business operations may be adversely affected and may need to be restructured to comply with the Alleviating Burden Opinion.

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

The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we or the Affiliated Entities will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting.

Under the current Regulations on Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), as jointly adopted by six PRC regulatory agencies in 2006 and amended in 2009, an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets is required to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. It remains uncertain as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for an offering. If we fail to obtain required CSRC approval under the M&A Rules in a timely manner, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on the operations in China, delays in or restrictions on the repatriation of the proceeds from the relevant offering into China, restrictions on or prohibition of the payments or remittance of dividends by our WFOE or the VIE in China, or other actions that could have a material adverse effect on our business, results of operations, financial condition, reputation and prospects, as well as the trading price of the ADSs.

On July 6, 2021, the General Office of the State Council of the PRC, together with another regulatory authority, jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which calls for enhanced administration and supervision of overseas-listed China-based companies, proposes to revise the relevant regulation governing the overseas issuance and listing of shares by such companies, and clarifies the responsibilities of competent domestic industry regulators and government authorities.

Moreover, on February 17, 2023, the CSRC, as approved by the State Council, released a new filing-based regime to regulate overseas offerings and listings by domestic companies. The new filing rules consist of the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies (the “Trial Measures”) and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies. Pursuant to the CSRC Filing Rules, if the issuer meets either of the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirements: (1) any of the revenues, profits, total assets or net assets of the issuer’s Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (2) the key link of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in an the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market will be subject to the filing requirements under the CSRC Filing Rules. In addition, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. If we fail to complete the filing or reporting procedures with the CSRC as required, we may face sanctions by the CSRC, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

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

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs. China’s overall economy and the average wage in China are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The determination of the relevant government agencies whether an employer has made adequate payments of the requisite statutory employee benefits is within their discretion. Employers that fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Future increases in China’s inflation and material increases in labor costs and employee benefits may materially and adversely affect our profitability and results of operations unless we are able to pass on these costs to our students by increasing tuition.

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

If the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years, our ADSs will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act (“HFCAA”). The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended August 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years under such circumstances. If our shares and the ADSs are prohibited from trading in the United States, there is no assurance that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition, factors specific to our operations can contribute to the volatility of the ADSs. These factors may include, but are not limited to:

●	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and courses and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

●	changes in the performance or market valuations of other education companies;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry;

●	general economic or political conditions affecting China or elsewhere in the world;

●	fluctuations of exchange rates between the Renminbi and the British pound sterling and the U.S. dollar; and

●	potential litigation or regulatory investigations.

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

As of November 30, 2023, Excellence Education Investment Limited, Ultimate Wise Group Limited and Sure Brilliant Global Limited collectively hold over 90% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management And Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Excellence Education Investment Limited, Ultimate Wise Group Limited and Sure Brilliant Global Limited have considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. Their interests may not always align with the best interests of the company or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe that certain of our non-U.S. subsidiaries may be classified as CFCs. In the event that any of our subsidiaries are a CFC, U.S. holders who hold 10% or more of the vote or value of our ordinary shares or ADSs may realize adverse U.S. federal income tax consequences. If you are a U.S. holder who holds 10% or more of the vote or value of our ordinary shares or ADSs, you should consult your own tax advisors regarding the U.S. tax consequences of acquiring, owning or disposing our ordinary shares or our ADSs and the impact of the legislation commonly known as Tax Cuts and Jobs Act of 2017, especially the changes to the rules relating to CFCs.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the New VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the New VIEs for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the taxable year ended August 31, 2023.

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

Finally, in determining our PFIC status, we have relied on our unaudited and audited financials. If we are required to restate or amend our financials further, it is possible that our company may have been, or we may determine that it is, a PFIC.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would generally recognize as a valid, final and conclusive judgment in personam obtained in the United States. This recognition would apply to judgments that require the payment of a sum of money is payable (excluding multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, in personam judgments for non-monetary relief, and would give a judgment based thereon provided that (1) such courts had proper jurisdiction over the parties involved in the judgment, (2) such courts did not contravene the rules of natural justice of the Cayman Islands, (3) such judgment was not obtained by fraud, (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (6) the correct procedures under Cayman Islands laws are duly followed.

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

Under the rules of the NYSE, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NYSE rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Excellence Education Investment Limited, Ultimate Wise Group Limited and Sure Brilliant Global Limited collectively hold over 90% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details. Therefore, we are a “controlled company” under the rules of the NYSE. We have elected to rely on certain exemptions under the NYSE rules available to controlled companies, including the exemption from having a majority of our directors be independent, and may continue to elect to do so as long as we remain a controlled company. As a result, you may not have the same protections enjoyed by shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business primarily through our subsidiaries and affiliated entities in China, the United Kingdom and the United States. As of the date of this annual report, we have a network of nine kindergartens in China and a number of learning centers for after-school programs through certain contractual arrangements with the VIEs, which in turn controls and holds these kindergartens and learning centers. As of the date of this annual report, we operate eight overseas schools and three language training institutions, which we may also refer to as international language schools, through Bright Scholar (UK) Holdings Limited, a wholly owned subsidiary of ours. We trace our history back to the founding of Guangdong Country Garden School, our first private school, in 1994. Over the past two decades, we have launched and acquired a number of schools and complementary education services in China, the United Kingdom, the United States and Canada.

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

If we are unable to maintain effective control over the VIEs, we will not be able to continue to consolidate the financial results of the VIEs into our financial results. We concluded that we have lost control over the private schools among the Affected Entities since August 31, 2021 based on the relevant accounting standard in accordance with U.S. GAAP due to the Implementation Rules that became effective on September 1, 2021. However, in June 2023, the related staff had transferred out from the services center in our headquarters, and we ceased to provide such free services. The revenue contribution of our continuing operations accounted for 43.9% of our total revenues in the 2020 fiscal year and 37.8% in the 2021 fiscal year. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiaries. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of the VIEs, pursuant to which we provide service to our VIEs in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual entities before determining the amount we collect from each entity. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

B. Business Overview

We are a global premier education service company, which primarily provides quality international education service to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. As part of our global expansion plan, we have been actively exploring mergers and acquisition opportunities abroad to expand our global school network, targeting quality private education providers and reputable schools in our targeted overseas countries and jurisdictions. As of the date of this annual report, we have eight overseas school located in the United Kingdom and the United States. During the 2023 school year, we had an average of 3,827 students enrolled at our schools for our continuing operations. Bright Scholar Holdings, our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling the VIEs through certain contractual arrangements, and indirectly holding Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools.

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

For our continuing operations, our revenue was RMB1,401.8 million, RMB1,714.0 million and RMB2,123.8 (US$292.6 million) for the 2021, 2022 and 2023 fiscal years, respectively; our net loss was RMB535.1 million, RMB703.5 million and RMB386.8 (US$53.3 million) for the same periods, respectively. We use adjusted net loss, which excludes share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investment, and income from discontinued operations, net of tax, in evaluating our ongoing results of operations. Our adjusted net loss was RMB420.2 million, RMB141.7 million and RMB149.4 million (US$20.6 million) for the 2021, 2022 and 2023 fiscal years, respectively. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Results of Operations—Non-GAAP measures” for details.

Our Overseas Schools

As of the date of this annual report, we have an overseas school network of eight schools, including seven schools in the United Kingdom and one in the United States, with an average of 2,584 enrolled students for the 2023 school year. As a global premier education provider, we have built our global presence primarily through overseas acquisition of schools and education services in countries such as the United Kingdom and the United States.

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

The following table sets forth certain information about each of our overseas schools.

Name	Location	Acquisition Time	Average number of students enrolled during the 2022 school year	Average number of students enrolled during the 2023 school year	Capacity as of September 1, 2023
Bournemouth Collegiate School	the United Kingdom	December 2018	676	669	730
Guildhouse School London (previously known as CATS London)	the United Kingdom	July 2019	167	189	400
CATS Cambridge	the United Kingdom	July 2019	208	201	525
The Worthgate School Canterbury (previously known as CATS Canterbury)	the United Kingdom	July 2019	215	286	500
CATS Academy Boston	the United States	July 2019	326	345	700
Cambridge School of Visual & Performing Arts	the United Kingdom	July 2019	220	270	525
St. Michael’s School	the United Kingdom	September 2019	423	415	480
Bosworth Independent School	the United Kingdom	September 2019	142	209	400
Total			2,377	2,584	4,260

Bournemouth Collegiate School (BCS)

Bournemouth Collegiate School is an established independent school located in Bournemouth, Dorset, England. It offers day and boarding education from age 2—18 on two campuses. It has a strong global inclusive philosophy based on a traditional UK education. Bournemouth Collegiate School has an average of 669 students enrolled for the 2023 school year, including local students and international boarders from 15 countries.

CATS Colleges

CATS Colleges is an international school network focused primarily on the provision of quality education services to international students with a globally integrated platform of campuses located across the United Kingdom and the United States. As of the date of this annual report, CATS Colleges comprised five schools in Cambridge, London, Canterbury and Boston as well as three language training institutions in the United Kingdom. It has a diverse mix of over 1,291 students from around 90 nationalities in the 2023 school year.

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

St. Michael’s School

St. Michael’s School is an established independent school in the United Kingdom. Located in Llanelli, Wales. It offers day and boarding education from age three to 18. Established in 1923, the school has an inclusive philosophy for all its students based on a traditional UK education, and was named Welsh Independent Secondary School of the Year 2019 in The Sunday Times Parent Power rankings and regularly ranking in the United Kingdom’s top 30 Independent Schools for A level results. The school has an average of 415 students enrolled for the 2023 school year, comprised predominantly of day students as well as boarding students from more than six countries.

Bosworth Independent College (BIC)

BIC is a leading independent boarding college in the United Kingdom. Located in Northampton, England, it provides independent boarding education to pupils from the United Kingdom and abroad from 13 to 19 years of age. Established in 1977, it was ranked in the UK’s Top 100 Coeducational Boarding Schools by A Level results in 2018. The school has an average of 209 students enrolled for the 2023 school year, including boarding students from 27 countries.

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

Our overseas camp programs were adversely affected by the COVID-19 pandemic due to the global travel freeze resulted therefrom. In response, we developed domestic travel study programs, which are complementary to our students’ classroom education and allow students to study and explore humanities, history, technology, nature, etc., depending on the theme of each program. As of the date of this annual report, we provide options for 26 domestic camp programs and 10 overseas camp programs. As of the same date, our domestic camp programs include 13 summer school programs and 13 domestic travel study programs. In the 2023 fiscal year, approximately 80,000 students participated in our domestic and overseas camp programs as well as domestic travel study programs.

After-school programs

English proficiency training

We offer English proficiency development courses to children aged from five to 15 through a network of 18 learning centers located in Beijing, Shanghai and Guangdong province under the brand of “élan.” Our goal is to help children improve their general English proficiency. To this end, we have adopted a holistic language learning approach, which immerses children in an English-speaking environment and requires them to think, learn and communicate with the mindset of native speakers. Our learning centers are staffed only by native English speakers as instructors and are equipped with libraries containing age-appropriate English-language books and audio materials suited to English learners of different proficiency levels. In the 2023 school year, we had an average of 56 instructors in our learning centers. In the 2023 fiscal year, we had an average student enrollment of 2,745 for English proficiency training.

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

Our Domestic Kindergartens

As of the date of this annual report, we have nine kindergartens in China, all of which are registered as for-profit kindergartens. In the 2023 school year, our kindergartens had an average of 1,243 students.

Our kindergartens provide an active and healthy learning environment to help students develop their potential and personality, appreciate diverse cultures and lay the foundation to drive future success. In our kindergartens, we integrate elements of traditional Chinese culture with international cultural awareness through language classes and cultural activities.

The following table sets forth certain information about each of our domestic kindergartens.

Name	Location	Establishment	Average number of students enrolled during the 2022 school year	Average number of students enrolled during the 2023 school year	Capacity as of September 1, 2023
Baoding Baigou New City Shenghua Country Garden Kindergarten	Baoding, Hebei	September 2017	243	256	300
Dongguan Qishi Country Garden Kindergarten	Dongguan, Guangdong	November 2017	205	196	336
Dongguan Qingxi Country Garden Kindergarten	Dongguan, Guangdong	November 2017	117	95	468
Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten	Foshan, Guangdong	November 2018	147	121	270
Dongguan Dongcheng Bright Scholar Kindergarten	Dongguan, Guangdong	March 2020	99	108	270
Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd.	Guangzhou, Guangdong	June 2020	32	40	400
Chengdu Pidu Bright Scholar Kindergarten	Chengdu, Sichuan	September 2020	76	80	450
Huizhou Huiyang Lelebao Shenhui City Kindergarten	Huizhou, Guangdong	September 2020	252	282	270
Jiangmen Jianghai Bright Scholar Kindergarten	Jiangmen, Guangdong	August 2023	—	65	180
Total			1,171	1,243	2,944

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

Centralized Management

We have provided services of a centralized management system for our school network, through which we manage and oversee certain aspects of our kindergartens across our network, including school administration, supply procurement and sharing and development of teaching resources, to support and facilitate management of our schools as well as to ensure consistency in the quality of our education. For our overseas operations, we have established a center of excellence to centralize certain functions of management, including finance, IT, human resources, procurement, marketing and admissions.

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

Our Expansions and Investments

In January 2016, we acquired élan, an English proficiency training business. In March 2018, we acquired an additional 49% equity interest in Can-achieve to supplement our test preparation and college counseling business to improve our students’ university admission results. As of the date of this annual report, we hold a total of 70% equity interest in Can-achieve. In June 2018, we acquired a 75% equity interest in FGE, which is primarily engaged in providing overseas study consulting services. In December 2018, we acquired a 75% equity interest in Chengdu Yinzhe, which is primarily engaged in offering online career and education mentoring services to overseas Chinese students under the brand of “DreambigCareer.” As of the date of this annual report, we hold a total of 90% equity interest in Chengdu Yinzhe. In December 2018, we acquired BCS in the United Kingdom, which offers day and boarding education from ages two to 18. In March 2019, we purchased a 70% equity interest in Hangzhou Impression, a Zhejiang-based art training institution. In June 2019, we acquired a 25% equity interest in Start Camp, which provides one-stop solution in camp layout and program design for education department of local governments, education groups and real estate developers in China. In July 2019, we acquired CATS, which operates five overseas schools and three language training institutions across the United Kingdom and the United States as of the date of this annual report. In September 2019, we acquired St. Michael’s School and BIC located in the United Kingdom. In July 2020, we acquired a 51% equity interest in Shanghai Huodai Business Information Consulting Co., Ltd. (“Linstitute”), which offers high-quality and outcomes-focused online training services including Academic Olympiad and other world-wide recognized international courses. As of the date of this annual report, we hold a total of 60% equity interest in Linstitute. In September 2020, we entered into an agreement to acquire a 60% equity interest in Leti Camp, which specializes in providing summer and winter camp activities for teenagers and owns a comprehensive product offering in Hands-on Inquiry Based Learning (HIBL) and camp business. We plan to continue to make strategic investments into and acquisitions of overseas schools and complementary businesses to better serve our students and drive our future growth.

Our Students

Student admission

Our students enrolled in our kindergartens are primarily Chinese nationals from relatively affluent families. Our overseas schools recruit students from around the world, with a student body comprising around 90 different nationalities for the 2023 school year. The majority of the students in our overseas schools are from 14 to 18 years old.

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

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education. Our schools are staffed with different levels of teachers and educational staff. Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors. Educational staff include teaching assistants, librarians and medical staff. We seek to employ teachers that have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods. In the 2023 fiscal year, we had an average of 938 teachers and instructors globally.

Teacher recruitment

Our teachers are critical to maintaining the quality of our programs and services and in promoting our brand and reputation. We place particular importance on recruiting teachers who are appropriately qualified and experienced. For our overseas schools, we also expect teachers to have a wealth of international experience across the world of academia. We implement a centralized recruitment program that seeks to hire teachers and educational staff and deploy them across our school network based on each kindergarten’s needs and teacher preferences. We screen candidates for strong academic credentials, dedication and knowledge in the relevant teaching subjects, and commitment to serving students’ needs. We require our teachers to possess the appropriate qualifications required by PRC regulatory authorities, including the foreign expert certificate in the case of foreign teachers. We believe that teacher candidates are attracted to our schools because of our reputation, commitment to quality education, financial strength and competitive compensation package. To enhance our retention rate, we also allow our teachers to laterally transfer within our school network.

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

Our Tuition

We charge our students tuition, boarding and other applicable fees generally prior to the beginning of each semester. Tuition and fees being paid in arrears is subject to special approval. We also accept monthly payment of fees at certain kindergartens we operate. We offer a partial refund if a student withdraws in the predetermined period. We may also offer tuition discounts to certain of Country Garden’s homeowners, our employees and employees of Country Garden. Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position. We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographic markets where our kindergartens are located and general economic conditions in China. Our tuition and fees charged for internationally accredited programs are typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former. For the 2023 school year, we charged average tuition and fees of RMB23,314 for domestic kindergartens and RMB249,729 for overseas schools.

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

Properties and Facilities

We currently occupy a total combined gross floor area of approximately 31,087 square meters of facilities developed by Country Garden, all of which is leased. By utilizing the properties developed by Country Garden we avoid significant capital expenditures in connection with land procurement and facilities construction. We may also provide preferential student placements and tuition discounts to homeowners of the Country Garden properties. In recognition of our synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

As of the date of this annual report, we also own 60 properties and lease 35 facilities in the United Kingdom and the United States for school campuses and office use.

Intellectual Property

We have obtained a license to use certain trademarks, including “Country Garden” from Country Garden free of charge for a term expiring in 2028 and 2030. We have applied for or registered trademarks relating to our logos and names, including “Bright Scholar” and “Bo Shi Le” in China. As of the date of this annual report, we have registered 165 trademarks including “élan,” with the PRC Trademark Office and major domain names used for our operation with the China Internet Network Information Center, including www.brightscholar.com, brightscholar.net, www.bgyedu.cn, 博实乐.cn and 博实乐.com. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education services, in particular for our international program which requires foreign-language education materials. We own copyrights to the course content we developed in-house.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our schools. We also maintain insurance to cover our liability should any injuries occur at our schools. In addition, we maintain property insurance for our vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private education providers of a similar scale in China.

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

Opinions on Regulating the Development and Deepening of the Reform of Pre-school Education

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions on Regulating the Development and Deepening of the Reform of the Pre-School Education, which provides, among others, that (1) private kindergartens forming part or all of the assets of a listing vehicle are prohibited from listing on stock markets; (2) non-governmental capital is prohibited from controlling state-owned or collectively-owned kindergartens and non-profit kindergartens by ways of mergers and acquisitions, entrusted management, franchising, variable interest entities arrangements, or other forms of control agreements; (3) for-profit kindergartens which participate in acquisitions, franchising or chain operation shall file with education departments of the county level or above and make available to the public agreements entered into with relevant interested enterprises; (4) listed companies are prohibited from investing in for-profit kindergartens through financing through stock markets, and should not purchase assets of for-profit kindergartens by cash, issuance of shares or other similar means; and (5) provincial legislative bodies should promulgate implementing measures by June 2019 with regard to the election of private kindergartens to be registered as non-profit or for-profit schools and specify time-frame requirements for such registration. For a detailed description of the associated risks, see “Item 3. Key Information—Risks Factors—Risks Related to Our Business—Our ability to maintain the operation of our kindergartens and to expand our kindergarten network may be limited due to our listing status as well as the PRC laws and regulations, which may in turn affect our results of operations.” On September 7, 2020, the MOE published the draft Preschool Education Law, which was followed by another draft of the Preschool Education Law on September 1, 2023, both for public comments. The drafts of the Preschool Education Law are expected to tighten restrictions over kindergartens in pursuing profits and specify legal liabilities for the violation of such restrictions.

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

As of the date of this annual report, all PRC residents known to us that currently have direct or indirect interests in our company have completed or in the course of updating the necessary registrations, as required by Circular 37. For a detailed description of the risk associated with the non-completion of such process, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

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

Excellence Education Investment Limited(1)
Ultimate Wise Group Limited(1)
Sure Brilliant Global Limited(2)
Public Shareholders
61.17%(1)
13.02%(1)
4.21%(1)
21.6%
Bright Scholar Holdings (Cayman Islands)
100%
Bright Scholar (Enlightenment) Investment Holdings Limited
Bright Talent Holdings Limited (Cayman Islands)
Impetus Investment Limited (Cayman Islands)
FGE Holdings Limited(BVI)
70%(3)
Bright Can-Achieve Limited (Hong Kong)
Time Education China Holding Limited (Hong Kong)
Bright Scholar (UK) Holdings Limited
CATS Colleges Holdings Limited
Other overseas schools
Outside China
Inside China
Meirong Yang
Wenjie Yang
95.0%
5.0%
Time Elan Education Technology Co., Ltd
Guangdong Bright Scholar Education Technology Co., Ltd
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd
Foshan Meiliang Education Technology Co., Ltd
Foshan Shangtai Education Technology Co., Ltd
Foshan Renliang Education Technology Co., Ltd
Foshan Yongliang Education Technology Co., Ltd
Foshan Zhiliang Education Technology Co., Ltd
Beijing Boteng Consulting Co., Ltd
Our Domestic Kindergartens
Part of Our Complementary Service
Equity interest
Sponsorship interest(4)
Contractual arrangement

(1)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)	Wholly owned by Ms. Huiyan Yang. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for information.

(3)	The remaining 30% equity interest is owned by CAN-ACHIEVE GLOBAL EDUCATION PARTNERS LIMITED, an unaffiliated third party.

(4)	Under PRC law, entities and individuals who establish private schools are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the right of a sponsor to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC.”

The following table sets forth the details of our significant subsidiaries, VIEs and schools/subsidiaries held by the VIEs from our continuing operations.

Subsidiaries	Place of Incorporation
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman
Impetus Investment Limited	Cayman
New Bridge Management Co., Ltd	Cayman
Bright Scholar (Canada) Holdings Limited	Canada
Can-Achieve Academy Limited	Canada
Can-Achieve International Education Limited (Vancouver)	Canada
FGE Holdings Limited	BVI
Bright Can-Achieve Limited	Hong Kong
Can-Achieve International Education Limited	Hong Kong
CEG Hong Kong JV Limited	Hong Kong
Foundation Global Education Limited	Hong Kong
Foundation Education China Limited	Hong Kong
Foundation Academy Limited	Hong Kong
Foundation Education Services Limited	Hong Kong
Time Education China Holdings Limited	Hong Kong
Xin Rui Management Co., Ltd.	Hong Kong
Bright Scholar (UK) Holdings Limited	United Kingdom
Bright Scholar (BCS) Property Limited	United Kingdom
Bright Scholar (BCS) Management Limited	United Kingdom
Bright Scholar (BIC) Management Limited	United Kingdom
Bright Scholar (SM) Management Limited	United Kingdom
CATS Colleges Holdings Limited	United Kingdom
The Worthgate School Canterbury	United Kingdom
Guildhouse School London	United Kingdom
CATS Retail Limited	United Kingdom
Cambridge School of Visual and Performing Arts Limited	United Kingdom
Cambridge Arts and Science Limited	United Kingdom
Cambridge School of Art and Design Limited	United Kingdom
CEG Properties Limited	United Kingdom
CEG Colleges Limited	United Kingdom
CGS Administrative Services Limited	United Kingdom
Stafford House Companies Limited	United Kingdom
Stafford House School of English Limited	United Kingdom
Stafford House Study Holidays Limited	United Kingdom
Study Holidays Limited	United Kingdom
CATS Academy Boston Inc.	United States
Boston Academy of English Inc.	United States
Intrax English Academies LLC	United States
Can-achieve Global Education, Inc	United States
Cambridge Education Technology (Shanghai) Co., Limited (China)	The PRC
Foundation Information Consulting (Shenzhen) Co., Ltd.	The PRC
Guangdong Bright Scholar Education Technology Co., Ltd.	The PRC
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd.	The PRC
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd.	The PRC
Guangdong Zhixing Weilai Logistics Management Co., Ltd.	The PRC
Beijing Jingshiboda Education Technology Co., Ltd.	The PRC

Zhuhai Xin Xu Education Consulting Co., Ltd.	The PRC
Foshan Shunde Elan Education Training Co., Ltd.	The PRC
Hangzhou Impression Arts Training Co., Ltd.	The PRC
Can-achieve (Beijing) Education Consulting Co., Ltd.	The PRC
Guangzhou Can-achieve Global Consulting Co., Ltd.	The PRC
Zhengzhou Dahua Education Consulting Co., Ltd.	The PRC
Bright Scholar Wanjia (Beijing) Education Consulting Co., Ltd.	The PRC
Beijing Can-achieve Lingying Information Consulting Co., Ltd.	The PRC
Bright Scholar Education Consulting (Huizhou) Co., Ltd.	The PRC
Beijing Yinxiang Bright Scholar Education Consulting Co., Ltd.	The PRC
Shanghai Yinle Arts Training Co., Ltd.	The PRC

VIEs	Place of Incorporation
Foshan Meiliang Education Technology Co., Ltd.	The PRC
Foshan Shangtai Education Technology Co., Ltd.	The PRC
Foshan Renliang Education Technology Co., Ltd.	The PRC
Foshan Yongliang Education Technology Co., Ltd.	The PRC
Foshan Zhiliang Education Technology Co., Ltd.	The PRC
Beijing Boteng Consulting Co., Ltd.	The PRC

Schools/subsidiaries held by VIEs	Place of Incorporation
Dreambig Career Limited	Hong Kong
Chengdu Boxuele Education Management Consulting Co., Ltd.	The PRC
Chengdu Yinzhe Education and Technology Co., Ltd.	The PRC
Chengdu Laizhe Education and Technology Co., Ltd.	The PRC
Chengdu Zhiyimeng Software Technology Co., Ltd.	The PRC
Chengdu Zhimeng Business Information Consulting Co., Ltd.	The PRC
Guangzhou Elan Culture and Training Co., Ltd.	The PRC
Shanghai Yilaiyue Culture Service Co., Ltd.	The PRC
Shanghai CenterBolaiyi Culture Service Co., Ltd.	The PRC
Foshan Shunde Shengbo Culture Co., Ltd.	The PRC
Guangdong Xingjian Education Co., Ltd.	The PRC
Dongguan Qishi Country Garden Kindergarten Co., Ltd.	The PRC
Dongguan Qingxi Country Garden Kindergarten Co., Ltd.	The PRC
Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd.	The PRC
Guangzhou Huihua Education Consulting Co., Ltd.	The PRC
Beijing Huanxue International Travel Limited	The PRC
Guangdong Lebeimeng Education Consulting Co., Ltd.	The PRC
Guangzhou Xingzhu Information Technology Co., Ltd.	The PRC
Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd.	The PRC
Taishan Lebeimeng Education Consulting Co., Ltd.	The PRC
Beijing Huanxue Tianxia International Travel Limited	The PRC
Dongguan Dongcheng Bright Scholar Kindergarten Co., Ltd	The PRC
Chengdu Pidu Bright Scholar Kindergarten Co., Ltd.	The PRC
Huizhou Huiyang Lelebao Shenhui City Kindergarten Co., Ltd.	The PRC

Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd.	The PRC
Shanghai Huodai Commercial Information Consulting Co., Ltd.	The PRC
Shanghai Youxun Education Technology Co., Ltd.	The PRC
Shanghai Hanlin Education Technology Co., Ltd.	The PRC
Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd.	The PRC
Jiangxi Leti Culture and Tourism Development Co., Ltd.	The PRC
Aijia Education Training (Shanghai) Co., Ltd.	The PRC
Shanghai Xinghanhai Education Technology Co., Ltd.	The PRC
Shanghai Yuhanlin Education Technology Co., Ltd.	The PRC
Zhejiang Leti Travel Agency Co., Ltd.	The PRC
Jiangxi Yuanye Travel Agency Co., Ltd.	The PRC
Fuzhou Leti Camping Operation Management Co., Ltd.	The PRC
Jiangxi Leyan Education Management Co., Ltd.	The PRC
Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd.	The PRC
Jiangxi Jingrui International Travel Agency Co., Ltd.	The PRC
Beijing Bright Scholar Education Consulting Limited Co., Ltd.	The PRC
Beijing Bolai Reading Culture Co., Ltd.	The PRC
Shenzhen Elan Education Training Co., Ltd.	The PRC
Guangzhou Elan Culture Consulting Service Co., Ltd.	The PRC

The following table sets forth the details of the significant subsidiaries, the VIE, i.e., BGY Education Investment, and schools/subsidiaries held by the VIE from our discontinued operations, as of August 31, 2021, collectively referred to as the Affected Entities throughout this annual report.

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

A. Operating Results

Overview

We are a global premier education service company, which primarily provides quality international education services to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. As part of our global expansion plan, we have been exploring mergers and acquisition opportunities abroad to expand our global school network, targeting quality private education providers and reputable schools in the targeted overseas countries and jurisdictions. As of the date of this annual report, we have nine domestic kindergartens within China and eight overseas school located in the United Kingdom and the United States.

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

The Implementation Rules have had significant impacts on our business and our results of operations. After consultation with its PRC legal counsel and external advisors, we have reached the conclusion that, as a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities, which primarily include our private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China that are affected by the Implementation Rules. We have determined that, in substance, we had ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities, by August 31, 2021 while continuing to provide essential services to keep these schools open. However, in May and June 2023, the related staff had transferred out from the services center in our headquarters and we ceased to provide such free services.

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

For our continuing operations, our revenue was RMB1,401.8 million, RMB1,714.0 million and RMB2,123.8 million (US$292.6 million) for the 2021, 2022 and 2023 fiscal years, respectively; our net loss was RMB535.1 million, RMB703.5 million and RMB386.8 (US$53.3 million) for the same periods, respectively. We use adjusted net loss, which excludes share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investment and income from discontinued operations, net of tax, in evaluating our ongoing results of operations. Our adjusted net loss was RMB420.2 million, RMB141.7 million and RMB149.4 million (US$20.6 million) for the 2021, 2022 and 2023 fiscal years, respectively. See “—Non-GAAP measures” for details.

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

	2021 school year		2022 school year		2023 school year
	Number	% of total	Number	% of total	Number	% of total
Domestic Kindergartens	939	28.6	1,171	33.0	1,243	32.5
Overseas Schools(1)	2,343	71.4	2,377	67.0	2,584	67.5
Total	3,282	100.0	3,548	100.0	3,827	100.0

(1)	For the purpose of calculating average number of students enrolled at our schools, we do not take into account students at our language training institutions.

Our total student enrollment for our continuing operations for the 2021, 2022 and 2023 fiscal years was 3,282, 3,548 and 3,827 respectively. Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, the expansion of our school network.

Student enrollment is also affected by the number and capacity of our schools. The following table sets forth the number and capacity of schools for our continuing operations as of the dates indicated.

	As of September 1,
	2021		2022		2023
	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity
Domestic Kindergartens	8	2,764	8	2,764	9	2,944
Overseas Schools	8	4,422	8	4,260	8	4,260
Total	16	7,186	16	7,024	17	7,204

The total number of schools within our school network for our continuing operations for the 2021, 2022 and 2023 fiscal year was 16, 16, and 17, respectively.

As utilization rates are generally higher for schools that have been in operation for a longer period of time, the unutilized capacity at our recently opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. The utilization rate is defined as the average of monthly student enrollment at a school for a period divided by the school capacity as of the start of such period. The average utilization rate for our domestic kindergartens as of August 31, 2023 was 42.2%.

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

	2021 school year	2022 school year	2023 school year
	RMB	RMB	RMB	US$
Domestic Kindergartens	25,703	27,070	23,314	3,212
Overseas Schools(1)	203,337	227,363	249,729	34,406

(1)	For the purpose of calculating average tuition and fees of our schools, we do not take into account students at our language training institutions.

For the 2021, 2022 and 2023 school years, our average tuition and fees across all of our domestic kindergartens for our continuing operations were RMB25,703, RMB27,070 and RMB23,314 (US$3,212), respectively. Our tuition and fees charged for overseas schools take into consideration of market rates and consumption levels of the relevant countries and areas where our schools are located. For the 2021, 2022 and 2023 school years, our average tuition and fees per student for overseas schools were RMB203,337, RMB227,363 and RMB249,729 (US$34,406), respectively. The fluctuation was largely attributable to the recovery of overseas school’s operation from the pandemic.

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

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability. The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. The ratio of the number of our students to the number of our teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins. Our student-to-teacher ratio for our overseas schools and domestic kindergartens in the 2023 school years was 7.2 and 6.9, respectively. We had a negative operating margin of 27.8%, 35.4% and 8.8% in the 2021, 2022 and 2023 fiscal years, respectively.

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

	Year Ended August 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentage)
Overseas schools	502,607	35.9	652,773	38.1	809,488	111,527	38.1
Complementary education services	625,640	44.6	636,615	37.1	845,970	116,554	39.8
Domestic kindergartens and K-12 operation services	273,533	19.5	424,577	24.8	468,293	64,519	22.1
Total	1,401,780	100.0	1,713,965	100.0	2,123,751	292,600	100.0

We generally charge our students tuition and other fees prior to the beginning of each semester. We also accept monthly payment for fees at certain kindergartens. We offer a partial refund if a student withdraws during a semester and tuition discounts to certain of Country Garden’s homeowners, our employees and Country Garden’s employees.

Cost of revenue

Our cost of revenue primarily consists of staff costs, comprising primarily salaries and other benefits for teachers and educational staff, and other costs, comprising primarily expenses relating to room, board and meal services, educational activities and utilities and maintenance of school facilities.

The following tables set forth the components of our cost of revenue by amount and as a percentage of total business segment revenue for the periods indicated.

	Year Ended August 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentages)
Overseas schools	513,871	102.2	574,744	88.0	657,099	90,532	81.2
Complementary education services	382,548	61.1	373,753	58.7	511,799	70,513	60.5
Domestic Kindergartens and K-12 Operation Services	283,844	103.8	288,809	68.0	357,521	49,258	76.3
Total	1,180,263	84.2	1,237,306	72.2	1,526,419	210,303	71.9

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses. Our selling, general and administrative expenses were RMB535.9 million, RMB539.9 million and RMB614.6 million (US$84.7 million) in the 2021, 2022 and 2023 fiscal years, respectively, accounting 38.2%, 31.5% and 28.9% of our revenue for the same periods, respectively.

Results of Operations

Reportable Segment

During the year ended August 31, 2023, we operated under three reportable segments, which included Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services. Since then and up to the date of this annual report, the composition of our reportable segments has remained unchanged.

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

	Year Ended August 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Continuing operations
Revenue	1,401,780	100.0	1,713,965	100.0	2,123,751	292,600	100.0
Cost of revenue	(1,180,263)	(84.2)	(1,237,306)	(72.2)	(1,526,419)	(210,303)	(71.9)

Gross profit	221,517	15.8	476,659	27.8	597,332	82,297	28.1
Selling, general and administrative expenses	(535,878)	(38.2)	(539,893)	(31.5)	(617,184)	(85,033)	(29.0)
Other operating income	24,969	1.8	5,339	0.3	56,043	7,722	2.6
Impairment loss on operating lease right-of-use assets	(15,575)	(1.1)	(8,861)	(0.5)	-	-	-
Impairment loss on goodwill	(84,730)	(6.0)	(419,805)	(24.5)	(207,830)	(28,633)	(9.8)
Impairment loss on intangible assets	-	-	(113,385)	(6.6)	(2,052)	(283)	(0.1)
Impairment loss on property and equipment	-	-	(6,586)	(0.4)	(12,891)	(1,776)	(0.6)
Operating loss	(389,697)	(27.8)	(606,532)	(35.4)	(186,582)	(25,706)	(8.8)
Interest expenses, net	(169,693)	(12.1)	(127,840)	(7.5)	(7,367)	(1,015)	(0.3)
Investment income	129,575	9.2	135,309	7.9	60	8	0.0
Other expenses	(10,137)	(0.7)	(5,808)	(0.3)	(6,677)	(920)	(0.3)
Loss before income taxes and share of equity in loss of unconsolidated affiliates	(439,952)	(31.4)	(604,871)	(35.3)	(200,566)	(27,633)	(9.4)
Income tax expenses	(94,176)	(6.7)	(58,919)	(3.4)	(185,918)	(25,615)	(8.8)
Share of equity in loss of unconsolidated affiliates	(1,018)	(0.1)	(39,747)	(2.3)	(339)	(47)	(0.0)
Net loss from continuing operations	(535,146)	(38.2)	(703,537)	(41.0)	(386,823)	(53,295)	(18.2)
Income from discontinued operations, net of tax	369,343	26.3	-	-	-	-	-
Net loss	(165,803)	(11.8)	(703,537)	(41.0)	(386,823)	(53,295)	(18.2)

Less: Net (loss)/income attributable to the non-controlling interests	(112,998)	(8.1)	5,803	0.3	8,311	1,145	0.4
Net loss attributable to Bright Scholar Holdings ordinary shareholders	(52,805)	(3.8)	(709,340)	(41.4)	(395,134)	(54,440)	(18.6)
Amounts attributable to Bright Scholar Holdings shareholders
Net loss from continuing operations	(540,768)	(38.6)	(709,340)	(41.4)	(395,134)	(54,440)	(18.6)
Income from discontinued operations, net of tax	487,963	34.8	-	-	-	-	-
Net loss attributable to Bright Scholar Holdings shareholders	(52,805)	(3.8)	(709,340)	(41.4)	(395,134)	(54,440)	(18.6)
Net (loss)/earnings per share attributable to ordinary shareholders - basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	(4.54)		(5.98)		(3.33)	(0.46)
Net income from discontinued operations attributable to ordinary shareholders	4.09		-		-	-
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	(0.45)		(5.98)		(3.33)	(0.46)
Weighted average shares used in calculating net earnings per ordinary share, basic and diluted	119,220,331		118,697,495		118,669,795	118,669,795

Non-GAAP measures

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) and adjusted operating income/(loss) as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investment, and income from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investment, and income from discontinued operations, net of tax. We define adjusted operating income/(loss) from continuing operations as net operating income/(loss) from continuing operations excluding share-based compensation expense, amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, and impairment loss on the long-term investment.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly acquired and long-held business as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, and adjusted net income/(loss). In addition, due to the impact of the Implementation Rules, the Affected Entities deconsolidated is classified as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we provide exclusion of income from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

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

The following table sets forth the continuing operations, adjusted operating income/(loss) from continuing operations for the periods indicated to their respective most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	Year Ended August 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Reconciliation of gross profit to adjusted gross profit
Gross profit from continuing operations	221,517	476,659	597,332	82,297
Add: Amortization of intangible assets	16,141	17,814	14,916	2,055
Adjusted gross profit from continuing operations	237,658	494,473	612,248	84,352

Reconciliation of operating loss to adjusted operating loss
Operating loss from continuing operations	(389,697)	(606,532)	(186,582)	(25,706)
Add: Share-based compensation expense	1,865	(816)	-	-
Add: Amortization of intangible assets	16,141	17,814	14,916	2,055
Add: Impairment loss on operating lease right-of-use assets	15,575	8,861	-	-
Add: Impairment loss on goodwill	84,730	419,805	207,830	28,633
Add: Impairment loss on intangible assets	-	113,385	2,052	283
Add: Impairment loss on property and equipment	-	6,586	12,891	1,776
Add: Impairment loss on the long-term investment	-	-	2,613	360
Adjusted operating loss from continuing operations	(271,386)	(40,897)	53,720	7,401

Reconciliation of net loss to adjusted net loss
Net loss	(165,803)	(703,537)	(386,823)	(53,295)
Add: Share-based compensation expense	1,865	(816)	-	-
Add: Amortization of intangible assets	16,141	17,814	14,916	2,055
Add: Tax effect of amortization of intangible assets	(3,343)	(3,764)	(2,883)	(397)
Add: Impairment loss on operating lease right-of-use assets	15,575	8,861	-	-
Add: Impairment loss on goodwill	84,730	419,805	207,830	28,633
Add: Impairment loss on intangible assets	-	113,385	2,052	283
Add: Impairment loss on property and equipment	-	6,586	12,891	1,776
Add: Impairment loss on the long-term investment	-	-	2,613	360
Less: Income from discontinued operations, net of tax	369,343	-	-	-
Adjusted net loss	(420,178)	(141,666)	(149,404)	(20,585)

Reconciliation of net loss to adjusted EBITDA
Net loss	(165,803)	(703,537)	(386,823)	(53,295)
Add: Interest expense, net	169,693	127,840	7,367	1,015
Add: Income tax expense	94,176	58,919	185,918	25,615
Add: Depreciation and amortization	138,847	115,934	83,919	11,562
Add: Share-based compensation expense	1,865	(816)	-	-
Add: Impairment loss on operating lease right-of-use assets	15,575	8,861	-	-
Add: Impairment loss on goodwill	84,730	419,805	207,830	28,633
Add: Impairment loss on intangible assets	-	113,385	2,052	283
Add: Impairment loss on property and equipment	-	6,586	12,891	1,776
Add: Impairment loss on the long-term investment	-	-	2,613	360
Less: Income from discontinued operations, net of tax	369,343	-	-	-
Adjusted EBITDA	(30,260)	146,977	115,767	15,949

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

	Year Ended August 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue	1,401,780	100.0	1,713,965	100.0	2,123,751	292,600	100.0
Overseas schools	502,607	35.9	652,773	38.1	809,488	111,527	38.1
Complementary education services	625,640	44.6	636,615	37.1	845,970	116,554	39.8
Domestic kindergartens and K-12 operation services	273,533	19.5	424,577	24.8	468,293	64,519	22.1
Cost of revenue	(1,180,263)	(84.2)	(1,237,306)	(72.2)	(1,526,419)	(210,303)	(71.9)
Overseas schools	(513,871)	(102.2)	(574,744)	(88.0)	(657,099)	(90,532)	(81.2)
Complementary education services	(382,548)	(61.1)	(373,753)	(58.7)	(511,799)	(70,513)	(60.5)
Domestic kindergartens and K-12 operation services	(283,844)	(103.8)	(288,809)	(68.0)	(357,521)	(49,258)	(76.3)
Gross profit	221,517	15.8	476,659	27.8	597,332	82,297	28.1
Overseas schools	(11,264)	(2.2)	78,029	12.0	152,389	20,995	7.2
Complementary education services	243,092	38.9	262,862	41.3	334,171	46,041	15.7
Domestic kindergartens and K-12 operation services	(10,311)	(3.8)	135,768	32.0	110,772	15,261	5.2

Year ended August 31, 2022 compared to year ended August 31, 2023

Revenue. Our revenue from continuing operations increased by 23.9% from RMB1,714.0 million in the 2022 fiscal year to RMB2,123.8 million (US$292.6 million) in the 2023 fiscal year.

●	Overseas schools. Our revenue from overseas schools increased by 24.0% from RMB652.8 million in the 2022 fiscal year to RMB809.5 million (US$111.5 million) in the 2023 fiscal year, primarily due to the continuous recovery of overseas schools’ operation from the pandemic.

●	Complementary education services. Our revenue from complementary education services increased by 32.9% from RMB636.6 million in the 2022 fiscal year to RMB846.0 million (US$116.6 million) in the 2023 fiscal year, primarily due to the continuous recovery of study tour and camps, international contest training and other complementary business.

●	Domestic kindergartens and K-12 operation services. Our revenue from domestic kindergartens and K-12 operation services increased by 10.3% from RMB424.6 million in the 2022 fiscal year to RMB468.3 million (US$64.5 million) in the 2023 fiscal year, primarily due to the short term rebound of various service revenues.

Cost of revenue. Our cost of revenue increased by 23.4% from RMB1,237.3 million in the 2022 fiscal year to RMB1,526.4 million (US$210.3 million) in the 2023 fiscal year, primarily due to the continuous recovery of study tour and camps, international contest training and other complementary business.

●	Overseas schools. Our costs of revenue incurred by our overseas schools increased by 14.3% from RMB574.4 million in the 2022 fiscal year to RMB657.1 million (US$90.5 million) in the 2023 fiscal year, primarily due to the continuous recovery of overseas schools’ operation from the pandemic.

●	Complementary education services. Our cost of revenue incurred by complementary education services increased by 36.9% from RMB373.8 million in the 2022 fiscal year to RMB511.8 million (US$70.5 million) in the 2023 fiscal year, primarily due to the continuous recovery of study tour and camps, international contest training and other complementary business.

●	Domestic kindergartens and K-12 operation services. Domestic kindergartens and K-12 operation services. Our cost of revenue incurred by domestic kindergartens and K-12 operation services increased by 23.8% from RMB288.8 million in the 2022 fiscal year to RMB357.5 million (US$49.3 million) in the 2023 fiscal year, primarily due to the short term rebound of various service revenues.

Gross profit. As a result of the foregoing, our gross profit increased by 25.3% from RMB476.7 million in the 2022 fiscal year to RMB597.3 million (US$82.3 million) in the 2023 fiscal year. Our gross margin increased from 27.8% in the 2022 fiscal year to 28.1% in the 2023 fiscal year, primarily due to the continuous recovery of our overseas business, our study tour and camps, international contest training and other complementary business.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 13.8% from RMB535.9 million in the 2022 fiscal year to RMB614.6 million (US$84.7 million) in the 2023 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue decreased from 31.5% in the 2022 fiscal year to 28.9% in the 2023 fiscal year. The increase in selling, general and administrative expenses was primarily due to increased management and administrative activities in our overseas schools and complementary education services.

Impairment loss on operating lease right-of-use assets. We recorded no impairment loss on operating lease right-of-use assets in the 2023 fiscal year as compared to RMB8.9 million in the 2022 fiscal year.

Impairment loss on goodwill. We recorded an impairment loss on goodwill of RMB207.8 million (US$28.6 million) in the 2023 fiscal year as compared to RMB419.8 million in the 2022 fiscal year. The impairment is recorded in complementary education services reportable segment and overseas schools reportable segment in the 2023 and 2022 fiscal year, respectively.

Impairment loss on intangible assets. We recorded an impairment loss on intangible assets RMB2.1 million (US$0.3 million) in the 2023 fiscal year as compared to RMB113.4  million in the 2022 fiscal year. The impairment is recorded in complementary education services reportable segment and overseas schools reportable segment in the 2023 and 2022 fiscal year, respectively.

Operating loss. As a result of the foregoing, we experienced an operating loss of RMB606.5 million in the 2022 fiscal year and RMB186.6 million (US$25.7 million) in the 2023 fiscal year.

Interest expense, net. We recorded a net interest expense of RMB7.4 million (US$1.0 million) in the 2023 fiscal year as compared to RMB127.8 million in the 2022 fiscal year. The decrease was mainly due to the redemption of senior notes.

Income tax expense. Our income tax expense was RMB185.9 million (US$25.6 million)in the 2023 fiscal year. Our effective tax rate decreased from -5.6% in the 2022 fiscal year to -82.6% in the 2023 fiscal year, primarily due to unrecognized tax losses.

Loss for the year. As a result of the foregoing, we experienced a net loss of RMB703.5 million for the 2022 fiscal year and a net loss of RMB386.8 million (US$53.3 million) for the 2023 fiscal year.

Adjusted net loss. We recorded an adjusted net loss of RMB149.4 million (US$20.6 million) for the 2023 fiscal year, compared to an adjusted net loss of RMB141.7 million for the 2022 fiscal year See “—Non-GAAP measures.”

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

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 0.7% from RMB535.9 million in the 2021 fiscal year to RMB539.9 million (US$78.4 million) in the 2022 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue decreased from 38.2% in the 2021 fiscal year to 31.5% in the 2022 fiscal year. The increase in selling, general and administrative expenses was primarily due to increased management and administrative activities in our overseas schools, which to certain extent have recovered from the pandemic.

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

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities and proceeds from our financing activities. As of August 31, 2021, 2022 and 2023, we had RMB1,515.2 million, RMB857.8 million and RMB567.2 million (US$78.2 million), respectively, in cash and cash equivalents and restricted cash for our continuing operations. Approximately 63.0% of our cash and cash equivalents and restricted cash as of August 31, 2023 for our continuing operations were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We intend to finance our future working capital requirements and capital expenditures primarily from cash generated from operating activities, and to a lesser extent, from debt and equity financing activities.

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

	Year Ended August 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	698,808	47,173	22,261	3,067
Net cash used in investing activities	(3,079,036)	(836,769)	(52,949)	(7,295)
Net cash generated from/(used in) financing activities	(446,534)	101,383	(298,794)	(41,166)
Net decrease in cash and cash equivalents, and restricted cash	(2,826,762)	(688,213)	(329,482)	(45,394)
Cash and cash equivalents, and restricted cash at beginning of the year	4,423,937	1,515,163	857,784	118,181
Effect of exchange rate change	(82,012)	30,834	38,934	5,364
Cash and cash equivalents, and restricted cash at end of the year	1,515,163	857,784	567,236	78,151

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

For the 2023 fiscal year, we had net cash generated from operating activities of RMB22.3 million (US$3.1 million). This amount represents our net loss of RMB386.8 million (US$53.3 million), adjusted primarily for (1) noncash lease expenses of RMB123.4 million (US$17.0 million), (2) depreciation of RMB69.0 million (US$9.5 million), (3) deferred tax expenses and withholding tax expenses of RMB108.1 million (US$14.9 million), (4) impairment loss on goodwill of RMB207.8 million (US$28.6 million), (5) impairment loss on property and equipment of RMB12.9 million (US$1.8 million), (6) impairment loss on intangible assets of RMB2.1 million (US$0.3 million), (7) impairment loss on the long-term investment of RMB2.6 million (US$0.4 million) and (8) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of RMB37.5 million (US$5.2 million) in other assets and liabilities and (2) an increase of RMB10.3 million (US$1.4 million) in the amounts due to related parties, partially offset by a decrease of RMB99.6 million (US$13.7 million) in lease liabilities and a decrease of RMB25.9 million (US$3.6 million) in accrued expenses and other current liabilities.

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

Investing activities

For the 2023 fiscal year, we had net cash used in investing activities of RMB52.9 million (US$7.3 million), primarily attributable to additions of property and equipment and intangible assets of RMB79.4 million (US$10.9 million), partially offset by proceeds from disposal of property and equipment of RMB26.4 million (US$3.6 million).

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

Financing activities

For the 2023 fiscal year, we had net cash used in financing activities of RMB298.8 million (US$41.2 million), representing (1) dividend payment to non-controlling shareholders of RMB58.3 million (US$8.0 million), (2) repayment of bank loans of RMB171.9 million (US$23.7 million), (3) repayment to related parties of RMB41.6 million (US$5.7 million) and (4) payments for purchase of non-controlling interest of RMB27.8 million (US$ 3.8 million).

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

Capital Expenditures

We incurred capital expenditures of RMB158.7 million, RMB89.6 million and RMB79.4 million (US$10.9 million) in the 2021, 2022 and 2023 fiscal years, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China, the United Kingdom and the United States. As a result, our ability to pay dividends depends upon dividends paid by these subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. For the 2021, 2022 and 2023 fiscal years, our PRC subsidiaries and affiliated entities made apportions of RMB1.9 million, RMB12.3 million and RMB5.3 million (US$0.7 million) to the statutory surplus reserve fund, and our schools made no apportions to the development fund. Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions for our continuing operations of (1) the VIEs and (2) our subsidiaries for the periods indicated as a percentage of total revenues.

	As of August 31,
	2021		2022		2023
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except percentages)
The VIEs	311,373	22.2%	327,573	19.1%	455,476	62,753	21.4%
Our subsidiaries	1,090,407	77.8%	1,386,392	80.9%	1,688,275	229,847	78.6%
Total revenues	1,401,780	100.0%	1,713,965	100.0%	2,123,751	292,600	100.0%

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

	As of August 31,
	2021		2022		2023
	RMB	% of total asset	RMB	% of total asset	RMB	US$	% of total asset
	(in thousands, except percentages)
The VIEs	765,945	9.0%	626,055	12.6%	552,370	76,102	12.0%
Our subsidiaries	7,786,245	91.0%	4,327,076	87.4%	4,067,140	560,352	88.0%
Total asset	8,552,190	100.0%	4,953,131	100.0%	4,619,510	636,454	100.0%

Financial Information Related to the VIEs

The following balances of VIEs as of August 31, 2022 and 2023, were included in our consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of August 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	142,642	139,913	19,276
Restricted cash, net	10,410	18,740	2,582
Accounts receivable, net	2,416	8,097	1,115
Amounts due from related parties, net	10,375	4,148	572
Other receivables, deposits and other assets, net	16,884	39,025	5,377
Inventories	5,748	4,334	597
Total current assets	188,475	214,257	29,519
Restricted cash - non current	1,650	1,650	227
Property and equipment, net	46,747	36,799	5,070
Prepayments for construction contract	4,025	950	131
Intangible assets, net	44,137	34,656	4,775
Goodwill, net	227,814	167,100	23,022
Long-term investments	30,289	27,676	3,813
Operating lease right-of-use assets non-current	76,607	63,131	8,698
Other non-current assets, net	6,311	6,151	847
Total non-current assets	437,580	338,113	46,583
TOTAL ASSETS	626,055	552,370	76,102
LIABILITIES
Current liabilities
Accounts payable	6,154	3,638	501
Amounts due to related parties	294,164	255,453	35,195
Accrued expenses and other current liabilities	27,790	74,317	10,239
Income tax payable	19,983	23,422	3,227
Contract liabilities	107,494	111,592	15,375
Refund liabilities	9,458	7,606	1,048
Operating lease liabilities	20,779	22,365	3,081
Amounts due to Affected Entities	-	-	-
Total current liabilities	485,822	498,393	68,666
Deferred tax liabilities, net	9,551	7,375	1,016
Operating lease liabilities - non current	72,464	64,013	8,819
Non-current portion of contract liabilities	1,108	1,147	158
Other non-current liabilities due to related parties	11,197	-	-
Total non-current liabilities	94,320	72,535	9,993
TOTAL LIABILITIES	580,142	570,928	78,659

The following amounts of VIEs for the years ended August 31, 2021, 2022 and 2023, were included in our consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenue from continuing operations of the VIEs	311,373	327,573	455,476	62,753
Revenue from discontinued operations of Affected Entities	2,303,339	-	-	-
Net income from continuing operations of the VIEs after elimination of intercompany transactions	30,335	45,770	1,876	258
Net income from discontinued operations of Affected Entities	369,343	-	-	-

Net cash provided by operating activities	555,679	36,096	141,875	19,547
Net cash used in investing activities	(2,893,644)	(54,677)	(68,610)	(9,453)
Net cash (used in)/provided by financing activities	(42,844)	26,281	(67,664)	(9,322)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(2,380,809)	7,700	5,601	772
Cash and cash equivalents and restricted cash at beginning of year	2,527,811	147,002	154,702	21,314
Cash and cash equivalents and restricted cash at end of year	147,002	154,702	160,303	22,086

Cash Flows Through Our Organization

We are a holding company with no business operations of our own. We conduct certain of our operations through our PRC subsidiaries and VIEs in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses may depend on dividends paid by our PRC subsidiaries.

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

If we intend to distribute dividends, we will transfer the dividends to Time Education China Holdings Limited, or Time Education, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then Time Education will transfer the dividends to Impetus Investment Limited, our Cayman Islands subsidiary, and further to Bright Scholar Holdings, the Cayman Islands holding company, and the dividends will be distributed from the Bright Scholar Holdings to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2021, 2022 and 2023, no dividends were declared and paid by our PRC subsidiaries to our Cayman holding company or Cayman subsidiaries.

For the 2021, 2022 and 2023 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of nil, nil and RMB82.9 million (US$11.4 million) to Bright Scholar Holdings, respectively. For the 2021, 2022 and 2023 fiscal years, the subsidiaries of Bright Scholar Holdings borrowed loans of RMB49.6 million, nil and RMB375.9 million (US$51.8 million) from Bright Scholar Holdings, respectively. The subsidiaries of Bright Scholar Holdings repaid RMB542.3 million to Bright Scholar Holdings in the 2022 fiscal year.

For the 2020 fiscal year, the subsidiaries of Bright Scholar Holdings borrowed interest-free loans of RMB278.3 million from the VIEs. The VIEs repaid RMB447.6 million to the subsidiaries of Bright Scholar Holdings in the 2021 fiscal year. The subsidiaries of Bright Scholar Holdings borrowed interest free loans of RMB71.2  million (US$9.8  million) from VIEs in the 2023 fiscal year. For the 2021, 2022 and 2023 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of RMB107.5 million, RMB79.2 million and RMB29.2  million (US$4.0 million) to the VIEs, respectively. For the 2021, 2022 and 2023 fiscal years, no assets other than the above cash transactions were transferred between the subsidiaries of Bright Scholar Holdings and the VIEs.

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

Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2023.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB

Operating lease payment	2,121,515	292,292	191,105	348,853	304,147	1,277,410

We lease certain school and office premises under non-cancellable operating leases that expire at various dates. We incurred lease costs, including operating lease costs, short-term lease costs and variable lease costs, of RMB241.2 million, RMB198.4 million and RMB180.2 million (US$24.8 million) in the 2021, 2022 and 2023 fiscal years, respectively.

We also have certain capital commitments that primarily related to commitments for construction of schools and investment in an equity method investment. Total capital commitments contracted but not yet reflected in the consolidated financial statement was RMB213.5 million (US$29.4 million) as of August 31, 2023. All of these capital commitments will be fulfilled in the future according to the construction progress and the investment payment schedule.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Curriculum Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2023 fiscal year that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our indefinite lived intangible assets consist of the overseas schools’ brand name. As of August 31, 2023, the carrying value of indefinite lived intangible assets, net of impairment, was RMB289.5 million. We test indefinite lived intangible assets for impairment by first assessing qualitative factors to determine whether it is necessary to perform a quantitative impairment test. If based on the qualitative assessment, it is more likely than not that the fair value of the indefinite lived intangible asset is less than its carrying amount, a quantitative impairment test is required. We test indefinite lived intangible assets for impairment using the relief-from-royalty method of the income approach, which requires management to make significant estimates and assumptions, including, but not limited to, royalty rate, discount rate, terminal growth rate and forecasts of future revenues. In our 2023 annual impairment assessment for indefinite lived intangible assets impairment, the key assumptions used are a royalty rate of 3.5% (2022:3.5%), a discount rate of 15.5% (2022:15.5%), a terminal growth rate of 2.0% (2022:2.3%) and forecast of future revenues. Based on the results of our impairment assessment on indefinite lived intangible assets brand names performed as of August 31, 2023, the fair value of indefinite lived intangible assets brand names associated with Overseas Schools reporting unit exceeded their carrying values, therefore, no impairment loss was recorded.

In goodwill impairment test, we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. We will perform the quantitative impairment test if we bypass the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount. For the year ended August 31, 2023, we bypassed the qualitative assessment and performed a quantitative assessment of the goodwill for all reporting units.

In the impairment test, we compare the fair value of a reporting unit to its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting units fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

We estimate the fair values of reporting units using discounted cash flow model of the income approach, which requires management to make significant estimates and assumptions, including, but not limited to, discount rate, terminal growth rate and others used to project future cash flows, such as forecasts of future revenues. These assumptions were affected by management’s business plans and expectations about future market and economic conditions.

Based on the results of our annual goodwill impairment assessment performed as of August 31, 2023 for all of reporting units, we determined that the carrying amounts of our goodwill reporting units did not exceed their respective fair values and, therefore, no impairment existed, except for the Can-achieve, Chengdu Yinzhe, Hangzhou Impression and Leti reporting units. We have determined that based on the underperformance, the market conditions and other factors, it was more likely than not that there were indications of impairment. We utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of the Can-achieve, Chengdu Yinzhe, Hangzhou Impression and Leti reporting units exceeded their respective fair value. Accordingly, we recorded RMB116.8 million, RMB39.8 million, RMB30.4 million, and RMB20.9 million as impairment loss on goodwill of Can-achieve, Chengdu Yinzhe, Hangzhou Impression and Leti reporting units on the consolidated statement of operations for the year ended August 31, 2023, respectively. The key assumptions used in the annual goodwill impairment assessment for these reporting units are a discount rate of 17.5% (Can-achieve); 18.0% (Chengdu Yinzhe); 16.5% (Hangzhou Impression); 25.0% (Leti); a terminal growth rate of 2.0% (Can-achieve); 2.0% (Chengdu Yinzhe); 2.0% (Hangzhou Impression); 2.0% (Leti); and forecasts future revenues.

Furthermore, based on the result of our annual goodwill impairment performed as of August 31, 2023, it is determined that the carrying amount of the overseas schools reporting unit did not exceed its fair value, therefore, no impairment loss was recorded. The key assumptions used are a discount rate of 15.0% (2022: 15.0%), a terminal growth rate of 2.0% (2022: 2.3%) and forecasts of future revenues.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongru Zhou	38	Chairperson of the Board of Director and Chief Executive Officer
Shuting Zhou	39	Director
Meng Rui	56	Director
Jun Zhao	61	Director
Ruolei Niu	40	Chief Financial Officer

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

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended August 31, 2023, we paid an aggregate of approximately RMB6.8 million (US$0.9 million) in cash to our officers and directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

In the 2021 fiscal year, we recorded share-based payment expenses of RMB1.9 million. In the 2022 fiscal year, we recorded share-based payment expenses of RMB0.8 million. In the 2023 fiscal year, we recorded no share-based payment expenses.

The following table summarizes, as of November 30, 2023, the outstanding options we have granted to our directors, officers and other individuals under the 2017 Plan.

Name	Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Senior management members of Can-achieve	37,753	US$	8.74	September 1, 2018	December 14, 2027
Other individuals as a group	601,119	US$	8.74	December 15, 2017	December 14, 2027

The following table sets forth the number of options that have been granted, exercised, and forfeited or cancelled as of  November 30, 2023.

Options
Granted	3,509,242
Exercised	14,457
Forfeited/Cancelled	2,855,913
Outstanding	638,872

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

D. Employees

We had 3,025, 2,941 and 3,946 employees for our continuing operations in the 2021, 2022 and 2023 fiscal years, respectively. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements. In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, and employees in sales and marketing, finance and general administration. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2021 fiscal	2022 fiscal	2023 fiscal
	year	year	year
Teachers and instructors	707	750	938
Managerial staff	765	644	639
Educational and administrative staff	245	214	396
Supporting staff	1,308	1,333	1,973
Total	3,025	2,941	3,946

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of November 30, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on the fact that there are 118,904,817 ordinary shares outstanding, including 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of November 30, 2023.

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

Ordinary Shares Beneficially Owned
			Total ordinary	% of	% of
	Class A	Class B	shares on an	aggregate	aggregate
	ordinary	ordinary	as-converted	ordinary	voting
	shares	shares	basis	shares***	power†***
Directors and Executive Officers:**
Mr. Hongru Zhou	-	-	-	-	-
Ms. Shuting Zhou	-	-	-	-	-
Mr. Meng Rui	-	-	-	-	-
Mr. Jun Zhao	-	-	-	-	-
Mr. Ruolei Niu	-	-	-	-	-
Directors and executive officers as a group	-	-	-	-	-
Principal Shareholders:
Excellence Education Investment Limited (1)	-	72,590,000	72,590,000	61.0	81.4
Ultimate Wise Group Limited (2)	451,559	15,000,000	15,451,559	13.0	16.8
Sure Brilliant Global Limited (3)	5,000,000	-	5,000,000	4.2	*

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*	Less than 1% of our total outstanding share on an as-converted basis or voting power.

**	The business address of our directors and executive officers is No. 1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.

***	The calculation of percentage of aggregate ordinary shares and aggregate voting power does not take into account the 235,022 Class A ordinary shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Plan. We have, however, included the 14,457 Class A ordinary shares already issued upon exercise of options under the 2017 Plan as of November 30, 2023. We have also included Class A ordinary shares that may be issued for options exercisable within 60 days from the date of this annual report, provided that these shares are not included in the computation of the percentage ownership or voting power of any other person.

(1)	Represents 72,590,000 Class B ordinary shares directly held by Excellence Education Investment Limited (“Excellence Education”), which is a wholly owned subsidiary of Noble Pride Global Limited (“Noble Pride”). The sole shareholder of Noble Pride is TMF Trust (HK) Limited (“TMF Trust”), which acts as the trustee for Yeung Family Trust V. Yeung Family Trust V is an irrevocable discretionary trust established under the laws of Jersey. Ms. Huiyan Yang and Ms. Meirong Yang, a relative of hers, are the joint settlors and the members of the two-person investment committee of Yeung Family Trust V. The investment committee retains the sole right to vote the ordinary shares beneficially owned by Yeung Family Trust V in our company. Ms. Meirong Yang has two votes and Ms. Huiyan Yang has one vote on the investment committee. In addition, according to an acting-in-concert agreement entered into in February 2017, Ms. Huiyan Yang agreed to consult and agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. Noble Pride and Excellence Education are both British Virgin Islands companies. Excellence Education’s registered office is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. TMF Trust is incorporated and existing under the laws of Hong Kong, with its principal business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. See the Schedule 13D/A jointly filed by Ms. Huiyan Yang, Sure Brilliant Global Limited (“Sure Brilliant”), Ultimate Wise Group Limited (“Ultimate Wise”), Excellence Education, Noble Pride, TMF Trust and Yeung Family Trust V on January 3, 2023 for further details.

(2)	Represents 451,559 Class A ordinary shares in the form of ADSs and 15,000,000 Class B ordinary shares directly held by Ultimate Wise, which is a wholly owned subsidiary of Noble Pride. Ultimate Wise is a British Virgin Islands company with its registered office located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.

(3)	Represent 5,000,000 Class A ordinary shares in the form of ADSs directly held by Sure Brilliant which is wholly-owned by Ms. Huiyan Yang. Sure Brilliant is a British Virgin Islands company with its registered address located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of August 31, 2023, there was one record holder of our Class A ordinary shares in the United States, The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Kindergarten Operation Agreements with Country Garden

As of August 31, 2023, substantially all of our kindergartens in China, other than those that do not operate on Country Garden properties, had each entered into an operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate these kindergartens, while we are responsible for the operation and management of these kindergartens. We may also provide preferential student placements and tuition discounts to Country Garden’s homeowners and employees.

Trademark Licensing Agreements with Country Garden

As of August 31, 2023, four of our kindergartens in China had entered into a trademark licensing agreement with Zhuhai Bright Scholar, pursuant to which Zhuhai Bright Scholar agreed to grant those schools the right to use certain trademarks, including “Country Garden,” free of charge for a term expiring in 2028 or 2030, which was permitted under a trademark licensing agreement made between Zhuhai Bright Scholar and Country Garden, pursuant to which Country Garden agreed to grant Zhuhai Bright Scholar the right to use, with a right to sublicense, the same trademarks.

Transactions with Certain Related Parties

Purchase of services and materials

We purchase services and materials, which include mechanics and electrics engineering services, construction services, shuttle bus services and furniture, from other entities controlled by Ms. Huiyan Yang, our ex-chairlady, including Country Garden. In the 2021, 2022 and 2023 fiscal years, we entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

●	Guangdong Phoenix Holiday International Travel Service Co., Ltd.

●	Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.

●	Foshan Shunde Country Garden Property Development Co., Ltd.

●	Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.

●	Dongguan World Expo Xintiandi Property Investment Co., Ltd.

●	Huidong Country Garden Real Estate Development Co., Ltd.

●	Guangdong Chengjia Design Co., Ltd.

For the 2021, 2022 and 2023 fiscal years, we entered into transactions of an aggregate of approximately RMB7.5 million, RMB11.1 million and RMB17.9 million (US$2.5 million), respectively, to purchase materials, construction services and other services from such related parties.

During the fiscal year 2022 and 2023, we continued to provide essential services to keep these schools open without recognizing relevant revenues. Services provided to these schools primarily include marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, all of which were conducted through our centralized management system. Our centralized management system provided services to the Affected Entities without charges together with other kindergartens that we charged services fee for. As we did not track the costs incurred by the centralized management system separately among different service recipients, and majority of the costs are staff costs incurred by the centralized management system, there are significant limitations for us to accurately determine the costs attributable to providing services to the Affected Entities. However, in May and June 2023, the related staff had transferred out from the services center in our headquarters, and we ceased to provide such free services.

Advances and loans from and to related parties

The following table presents amounts owed from and to our related parties as of August 31, 2022 and 2023:

	As of August 31,
	2022	2023
	RMB	RMB	US$
	(in Thousands)
Amounts due from related parties*
BGY Education Investment and its affiliates (1)	185,366	190,404	26,233
Shaoguan Shunhong Real Estate Development Co., Ltd. (2)	10,000	10,000	1,378
Kaiping Country Garden Property Development Co., Ltd. (3)	1,060	1,060	146
Others	772	380	52
Less: allowance for amounts due from related parties	(572)	(13,399)	(1,846)
Total	196,626	188,445	25,963

*	Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts mainly represent the acquisition payable paid on behalf of BGY Education Investment and its affiliates, and the receivables from disposal of property and equipment to BGY Education investment.

(2)	The amounts represent the expense paid on behalf of Shaoguan Shunhong Real Estate Development Co., Ltd.. For the year ended August 31, 2023, we provided a full allowance for it.

(3)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd. For the year ended August 31, 2023, we provided a full allowance for it.

	As of August 31,
	2022	2023
	RMB	RMB	US$
	(in Thousands)
Amounts due to related parties*
BGY Education Investment and its affiliates (1)	307,587	265,745	36,613
Chuzhou Country Garden Property Development Co., Ltd. (2)	30,769	30,769	4,239
Huidong Country Garden Real Estate Development Co., Ltd. (3)	1,833	7,713	1,063
Others	2,843	7,224	995
Total	343,032	311,451	42,910

*	Amounts due to related parties are non-interest bearing, unsecured, and payable on demand.

	As of August 31,
	2022	2023
	RMB	RMB	US$
	(in Thousands)
Other non-current liability due to related parties*
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	11,197	—	—
Total	11,197	—	—

*	Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)	The amounts mainly represent the acquisition payables to BGY Education Investment and its affiliates for the acquisition of certain PRC subsidiaries under common control in fiscal year 2021.

(2)	The amounts mainly represent financing funds from other entities controlled by Ms. Huiyan Yang, our ex-chairlady, for the purpose of maintaining daily operation of certain schools.

(3)	The amounts represent the rental payables to Huidong Country Garden Property Development Co., Ltd. for certain short-term leases.

(4)	The amounts represent the acquisition payables to Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. for the acquisition of Leti in fiscal year 2021.

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

In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares. This discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding our ADSs or Class A ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, and does not describe any tax consequences arising in respect of the Foreign Account Tax Compliance Act, or FATCA regime.

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

Although the law in this regard is unclear, we treat the New VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the New VIEs for United States federal income tax purposes, based upon our historical and current income and assets, we do not believe that we were classified as a PFIC for the taxable year ending August 31, 2023.

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

Finally, in determining our PFIC status, we have relied on our unaudited and audited financials. If we are required to restate or amend our financials further, it is possible that our company may have been, or we may determine that it is, a PFIC.

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

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs (but not Class A ordinary shares), provided that the ADSs are “regularly traded” (as specially defined) on the New York Stock Exchange. No assurances may be given regarding whether the ADSs will continue to qualify as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

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

Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting and backup withholding rules to their particular circumstances.

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

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2023, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

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

D. American Depositary Shares

Fees and Expenses

Our ADS holders are required to pay the following service fees to the depositary bank, the Bank of New York Mellon, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2023. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of August 31, 2023 were effective.

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

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of August 31, 2023. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was not effective as of August 31, 2023

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

We believe we have made progresses on remediating the material weaknesses and the significant deficiencies disclosed in Form 20-F for the year ended August 31, 2022. Our historical material weaknesses, including (1) a material weakness in the design and maintenance of an effective control environment that commensurate with the Company’s financial reporting requirements due to an insufficient complement of resources in the accounting/finance and IT department with an appropriate level of knowledge, experience and training; and (2) a material weakness in the design and implementation of the Company’s internal controls relating to lease accounting due to the lack of comprehensive assessment process over lease accounting in the overseas schools component, have been substantially remediated during the year ended August 31, 2023.

We have implemented a number of remediation measure to address the abovementioned material weaknesses identified in our overseas schools component as of and for the year ended August 31, 2022 by (1) recruited additional personnel with knowledge of GAAP for our overseas schools component; (2) evaluated the structure of the finance organization and IT department and added resources as needed; (3) improved our controls designed and implemented over the financial reporting process; and (4) continued engaging an accounting advisory firm to assist with the documentation, evaluation, remediation and testing of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization.

Meanwhile, we have implemented several remediation measures to address the significant deficiencies related to lack of comprehensive documentation on goodwill and indefinite lived intangible assets impairment assessment and lack of comprehensive assessment process on valuation of equity method investments as of and for the year ended August 31, 2022 by (1) implemented of a set of internal control policies that include detailed procedures and guidance on goodwill and indefinite lived intangible assets impairment assessment, in particular, the estimates and assumptions within the impairment test; and (2) increased communication with our equity investee companies to timely obtain relevant financial information, and implemented completeness and accuracy controls surrounding the financial data received from investees.

In the 2023 fiscal year, we and our independent registered public accountant identified no material weakness and two significant deficiencies within our internal control over financial reporting. The significant deficiencies identified related to the control environment in our overseas schools component and ITGCs in the areas of access security, change management, and data backup in certain financially relevant systems in our business. Having identified those significant deficiencies, we are in the process of further enhancing the controls designed and implemented over the financial reporting process in the overseas schools component, and design and implement ITGCs and related procedures for certain financially relevant systems in the areas of access security, change management, and data backup within our business, respectively.

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

ITEM 16. [Reserved]

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

	2022 Fiscal Year		2023 Fiscal Year
	(in thousands)
Audit fees (1)	RMB	14,243	RMB	11,380	US$	1,568

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

(2)	The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

The table below is a summary of the shares repurchased by us during the 2021 fiscal year and up to December 31, 2023. All ADSs were repurchased in the open market pursuant to the applicable share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid per ADS(US$)	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs (US$)
September 2021	109,402	2.88	109,402	47,322,909
October 2021	107,010	2.88	107,010	47,015,130
November 2021	42,319	2.46	42,319	46,911,019
December 2021	-	-	-	-
January 2022	-	-	-	-
February 2022	-	-	-	-
March 2022	-	-	-	-
April 2022	-	-	-	-
May 2022	-	-	-	-
June 2022	-	-	-	-
July 2022	-	-	-	-
August 2022*	-	-	-	-
September 2022	-	-	-	-
October 2022	-	-	-	-
November 2022	-	-	-	-
December 2022	-	-	-	-
January 2023	-	-	-	-
February 2023	-	-	-	-
March 2023	-	-	-	-
April 2023	-	-	-	-
May 2023	-	-	-	-
June 2023	-	-	-	-
July 2023	-	-	-	-
August 2023	-	-	-	-
September 2023	-	-	-	-
October 2023	-	-	-	-
November 2023	-	-	-	-
December 2023	-	-	-	-

*	Effective on August 19, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing four Class A ordinary shares.

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

ITEM 16K. CYBERSECURITY

Not applicable due to fiscal year end date.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.4	Indenture, dated as of July 31, 2019, among Bright Scholar Education Holdings Limited, its Subsidiary Guarantors and The Bank of New York Mellon, London Branch, as the Trustee (incorporated by reference to Exhibit 2.4 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on June 21, 2023)
3.1	English translation of acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang dated February 8, 2017 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.1	Form of employment agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.2	Form of indemnification agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.3	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang, dated January 25, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.4	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.5	English translation of power of attorney granted by BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.6	English translation of power of attorney granted by Ms. Meirong Yang dated January 25, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.7	English translation of power of attorney granted by Mr. Wenjie Yang dated January 25, 2017. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

Exhibit No.	Description of Exhibit
4.8	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.9	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.10	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. dated June 14, 2017 (incorporated by reference to Exhibit 4.10 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.11	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Kindergarten dated August 30, 2017 (incorporated by reference to Exhibit 4.12 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.12	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Foreign Language School dated October 13, 2017 (incorporated by reference to Exhibit 4.13 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.13	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden Jade Bay Kindergarten dated July 5, 2017 (incorporated by reference to Exhibit 4.14 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.14	English Translation of Rights and Obligations Assumption Letter executed by Shaoguan Country Garden English Foreign Language School dated September 3, 2017 (incorporated by reference to Exhibit 4.15 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.15	English Translation of Rights and Obligations Assumption Letter executed by Shenghua Country Garden Bilingual School dated October 10, 2017 (incorporated by reference to Exhibit 4.16 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.16	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden School dated September 25, 2017 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.17	English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.18	English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.18 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.19	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Dongxihu District Dongqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.19 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.20	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Hongshan District Xinqiao Aijia Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.20 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.21	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qingshan District Xinqiao Bilingual Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.21 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.22	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaosheng Education Investment Co., Ltd. dated October 23, 2018 (incorporated by reference to Exhibit 4.22 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

Exhibit No.	Description of Exhibit
4.23	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd. dated November 3, 2018 (incorporated by reference to Exhibit 4.23 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.24	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Yinzhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.24 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.25	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Laizhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.25 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.26	Business and Asset Sale and Purchase Agreement in relation to the sale and purchase of the Business and Asset of Bournemouth Collegiate School dated October 1, 2018 (incorporated by reference to Exhibit 4.26 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.27	English Translation of Rights and Obligations Assumption Letter executed by Hubei Sannew Education Development Limited dated December 15, 2019 (incorporated by reference to Exhibit 4.27 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.28	English Translation of Rights and Obligations Assumption Letter executed by Sannew American Middle School dated December 20, 2019 (incorporated by reference to Exhibit 4.28 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.29	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Mierdun Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.29 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.30	English Translation of Rights and Obligations Assumption Letter executed by Heze Qiqiaoban Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.30 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.31	English Translation of Rights and Obligations Assumption Letter executed by Heze Development Zone Electric Kindergarten dated December 9, 2019 (incorporated by reference to Exhibit 4.31 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.32	English Translation of Rights and Obligations Assumption Letter executed by HeZe Qiqiaoban Juancheng Kindergarten dated December 10, 2019 (incorporated by reference to Exhibit 4.32 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.33	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue International Travel Limited dated December 12, 2019 (incorporated by reference to Exhibit 4.33 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.34	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Huihua Education Consulting Co., Ltd. dated December 12, 2019 (incorporated by reference to Exhibit 4.34 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.35	Purchase Agreement in relation to the issuance and sales of US$300,000,000 7.45% Senior Notes due 2022 to the Initial Purchaser dated July 24, 2019 (incorporated by reference to Exhibit 4.35 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.36	Sale and Purchase Agreement relating to CATS Colleges Holdings Limited dated July 5, 2019 (incorporated by reference to Exhibit 4.36 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.37	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, Beijing Haidian Bright Scholar Training School and Beijing Elib Technology Co., Ltd., dated November 26, 2019 (incorporated by reference to Exhibit 4.37 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.38	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd. dated August 31, 2019 (incorporated by reference to Exhibit 4.38 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.39	English Translation of Rights and Obligations Assumption Letter executed by Heze Economic Development Zone Qiqiaoban -OTC Kindergarten dated September 30, 2020 (incorporated by reference to Exhibit 4.39 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.40	English Translation of Rights and Obligations Assumption Letter executed by Cao xian Qiqiaoban Kindergarten dated December 15, 2020 (incorporated by reference to Exhibit 4.40 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.41	English Translation of Rights and Obligations Assumption Letter executed by Guangyuan Lizhou Kasijia Kindergarten dated August 31, 2019 (incorporated by reference to Exhibit 4.41 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.42	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue Tianxia International Travel Limited dated January 31, 2020 (incorporated by reference to Exhibit 4.42 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.43	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Zhiyimeng Software Technology Co., Ltd. dated July 25, 2019 (incorporated by reference to Exhibit 4.43 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.44	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Xingzhu Information Technology Co., Ltd. dated August 31, 2019 (incorporated by reference to Exhibit 4.44 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.45	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Humen Bright Scholar Country Garden Kindergarten dated December 2, 2020 (incorporated by reference to Exhibit 4.45 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.46	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Ronggui Street Country Garden Kindergarten dated June 16, 2020 (incorporated by reference to Exhibit 4.46 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.47	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Dongcheng Bright Scholar Kindergarten Co., Ltd. dated March 31, 2020 (incorporated by reference to Exhibit 4.47 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.48	English Translation of Rights and Obligations Assumption Letter executed by Huizhou Huiyang Lelebao Shenhui City Kindergarten Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 4.48 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.49	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Pidu Bright Scholar Kindergarten Co., Ltd. dated December 3, 2020 (incorporated by reference to Exhibit 4.49 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.50	English Translation of Rights and Obligations Assumption Letter executed by Tianjin Beichen Lelebao Kindergarten dated August 30, 2020 (incorporated by reference to Exhibit 4.50 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.51	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd. dated June 15, 2020 (incorporated by reference to Exhibit 4.51 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.52	English Translation of Rights and Obligations Assumption Letter executed by Guigang Gangbei Country Garden Lelebao Kindergarten dated October 21, 2020 (incorporated by reference to Exhibit 4.52 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.53	English Translation of Rights and Obligations Assumption Letter executed by Jinan Zhangqiu Phoenix City Lelebao Kindergarten dated December 14, 2020 (incorporated by reference to Exhibit 4.53 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.54	English Translation of Rights and Obligations Assumption Letter executed by Heze Mudan District Cultural City Kindergarten dated December 17, 2020 (incorporated by reference to Exhibit 4.54 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.55	English Translation of Rights and Obligations Assumption Letter executed by Fettes College Experimental School of Zengcheng, Guangzhou dated June 15, 2020 (incorporated by reference to Exhibit 4.55 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.56	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Huodai Commercial Information Consulting Co., Ltd. dated July 20, 2020 (incorporated by reference to Exhibit 4.56 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.57	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Youxun Education Technology Co., Ltd. dated May 26, 2020 (incorporated by reference to Exhibit 4.57 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.58	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanlin Education Technology Co., Ltd. dated July 20, 2020 (incorporated by reference to Exhibit 4.58 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.59	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lebeimeng Education Consulting Co., Ltd. dated November 29, 2019 (incorporated by reference to Exhibit 4.59 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.60	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lelebao Education Technology Co., Ltd. dated November 30, 2019 (incorporated by reference to Exhibit 4.60 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.61	English Translation of Rights and Obligations Assumption Letter executed by Jinan Boshixing Education Consulting Co., Ltd. dated January 27, 2020 (incorporated by reference to Exhibit 4.61 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.62	English Translation of Rights and Obligations Assumption Letter executed by Jining Boshiwei Education Consulting Limited dated October 29, 2019 (incorporated by reference to Exhibit 4.62 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.63	English Translation of Rights and Obligations Assumption Letter executed by Taishan Lebeimeng Education Consulting Co., Ltd. dated December 26, 2019 (incorporated by reference to Exhibit 4.63 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.64	English Translation of Rights and Obligations Assumption Letter executed by Weifang Boshixin Education Consulting Co., Ltd. dated March 29, 2020 (incorporated by reference to Exhibit 4.64 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.65	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.65 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.66	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.66 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.67	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Bolai Training Center Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.67 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.68	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaokou Mierdun Training School Limited dated November 20, 2019 (incorporated by reference to Exhibit 4.68 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.69	English translation of supplemental agreement to the exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, BGY Education Investment, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021 (incorporated by reference to Exhibit 4.69 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.70	English translation of equity transfer framework agreement among BGY Education Investment, Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd., Hubei Sannew Education Development Limited, Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021 (incorporated by reference to Exhibit 4.70 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.71	English translation of supplementary power of attorney granted by Ms. Meirong Yang dated August 13, 2021 (incorporated by reference to Exhibit 4.71 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.72	English translation of supplementary power of attorney granted by Mr. Wenjie Yang dated August 13, 2021 (incorporated by reference to Exhibit 4.72 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.73	English translation of power of attorney granted by Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.73 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.74	English translation of power of attorney granted by Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.74 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.75	English translation of power of attorney granted by Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.75 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.76	English translation of power of attorney granted by Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.76 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.77	English translation of power of attorney granted by Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.77 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.78	English translation of power of attorney granted by Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.78 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.79	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.79 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.80	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.80 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.81	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.81 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.82	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.82 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.83	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.83 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.84	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.84 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)

Exhibit No.	Description of Exhibit
4.85	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.85 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.86	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.86 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.87	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.87 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.88	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.88 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.89	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.89 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.90	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.90 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.91	English Translation of Rights and Obligations Assumption Letter executed by Aijia Education Training (Shanghai) Co., Ltd. dated May 20, 2021 (incorporated by reference to Exhibit 4.91 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.92	English Translation of Rights and Obligations Assumption Letter executed by Anqiu Lelebao Kindergarten dated April 14, 2021 (incorporated by reference to Exhibit 4.92 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.93	English Translation of Rights and Obligations Assumption Letter executed by Beijing Bright Scholar Education Consulting Limited Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.93 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.94	English Translation of Rights and Obligations Assumption Letter executed by Beijing Chaoyang Bright Scholar Training School dated August 31, 2021 (incorporated by reference to Exhibit 4.94 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.95	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Elan Education Consulting Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.95 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.96	English Translation of Rights and Obligations Assumption Letter executed by Henan Lelebao Education Consulting Management Co. Ltd. dated May 21, 2021 (incorporated by reference to Exhibit 4.96 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.97	English Translation of Rights and Obligations Assumption Letter executed by Jurong Lelebao Yunxiyuan Kindergarten dated May 21, 2021 (incorporated by reference to Exhibit 4.97 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.98	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Xinghanhai Education Technology Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.98 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.99	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Yuhanlin Education Technology Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.99 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)

Exhibit No.	Description of Exhibit
4.100	English Translation of Rights and Obligations Assumption Letter executed by Shenzhen Elan Education Training Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.100 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.101	English Translation of Rights and Obligations Assumption Letter executed by Shouguang Feicui Huafu Lelebao Kindergarten dated April 21, 2021 (incorporated by reference to Exhibit 4.101 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.102	English Translation of Rights and Obligations Assumption Letter executed by Tianjin Wuqing Ziquantingyuan Lelebao Kindergarten dated February 24, 2021 (incorporated by reference to Exhibit 4.102 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.103	English Translation of Rights and Obligations Assumption Letter executed by Xianning Bright Scholar Country Garden Bilingual School dated June 8, 2021 (incorporated by reference to Exhibit 4.103 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.104	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leti Culture and Tourism Development Co., Ltd. dated November 24, 2021 (incorporated by reference to Exhibit 4.104 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.105	English Translation of Rights and Obligations Assumption Letter executed by Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd. dated May 6, 2021 (incorporated by reference to Exhibit 4.105 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.106	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leyan Education Management Co., Ltd. dated January 12, 2021 (incorporated by reference to Exhibit 4.106 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.107	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Jingrui International Travel Agency Co., Ltd. dated January 12, 2021 (incorporated by reference to Exhibit 4.107 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.108	English Translation of Rights and Obligations Assumption Letter executed by Fuzhou Leti Camping Operation Management Co., Ltd. dated January 12, 2021 (incorporated by reference to Exhibit 4.108 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.109*	English Translation of Rights and Obligations Assumption Letter executed by Jiangmen Jianghai Bright Scholar Kindergarten Co., Ltd. dated August 11, 2023
4.110*	English Translation of Rights and Obligations Assumption Letter executed by Yongxiu Leti Culture Tourism Management Co., Ltd. dated April 17, 2023
4.111*	English Translation of Rights and Obligations Assumption Letter executed by Beijing Tengyue Culture Service Co., Ltd. dated March 15, 2023
4.112*	English Translation of Rights and Obligations Assumption Letter executed by Qingdao Bright Scholar Chuangjing Education Management Consulting Co., Ltd. dated September 21, 2022
4.113*	English Translation of Rights and Obligations Assumption Letter executed by Zhenjiang Bright Scholar Sports Development Co., Ltd. dated April 7, 2023
4.114*	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leqi Culture Tourism Management Co., Ltd. dated October 7, 2023
4.115*	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Hengle Travel Agency Co., Ltd. dated September 28, 2023
4.116*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Xueyanyoufang Education Technology Co., Ltd. dated August 19, 2022
4.117*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanboshi Education Technology Co., Ltd. dated August 4, 2022
4.118*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanbo Education Technology Co., Ltd. dated August 1, 2022
4.119*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hansu Education Technology Co., Ltd. dated August 3, 2022

Exhibit No.	Description of Exhibit
4.120*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hankun Education Technology Co., Ltd. dated August 4, 2022
4.121*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanyi Education Technology Co., Ltd. dated August 19, 2022
4.122*	English Translation of Rights and Obligations Assumption Letter executed by Shenzhen Yuhanlin Education Technology Co., Ltd. dated June 5, 2023
4.123*	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Changning Hansailinwen Education Training School dated March 29, 2023
4.124*	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Science Investment Culture and Tourism Development Co., Ltd. dated September 14, 2022
4.125*	English Translation of Rights and Obligations Assumption Letter executed by Pingxiang Leti Camping Operation Management Co., Ltd. dated October 26, 2022
4.126*	English Translation of Rights and Obligations Assumption Letter executed by Guangchang Leti Culture Tourism Management Co., Ltd. dated April 1, 2023
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on June 21, 2023)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of JunHe LLP
15.2*	Consent of Deloitte Touche Tohmatus Certified Public Accountants LLP
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.sff
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Ruolei Niu
Name:	Ruolei Niu
Title:	Chief Financial Officer

Date: January 2, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bright Scholar Education Holdings Limited

Opinion of the Financial Statements

We have audited the accompanying consolidated balance sheets of Bright Scholar Education Holdings Limited and its subsidiaries (the “Company”) as of August 31, 2022 and 2023, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2022 and 2023, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(h). Such United States dollar amounts are presented solely for the convenience of the readers outside the People’s Republic of China.

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

Critical Audit Matter

The critical audit matter communicated below is matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Critical Audit Matter (Continued)

Goodwill and indefinite lived intangible assets — Overseas Schools reporting unit — Refer to Notes 2, 7 and 9 to the financial statements

Critical Audit Matter Description

Management conducts an impairment assessment annually or more frequently if events or circumstances indicate that the carrying values of goodwill and indefinite lived intangible assets may be impaired. The Company’s impairment evaluation involves the comparison of the fair values to the carrying values of each reporting unit and the comparison of the fair values to the carrying values of each indefinite lived intangible asset. The fair value of each reporting unit is estimated by management using the discounted cash flow model. The fair values of indefinite lived intangible assets are estimated by management using the relief-from-royalty method. The determination of the fair values of the reporting units and the indefinite lived intangible assets requires management to make significant estimates and assumptions. In particular, the fair value estimate is sensitive to certain assumptions, such as discount rate, terminal growth rate and royalty rate as well as others used to project future cash flows, such as forecasts of future revenues. These assumptions were affected by management’s business plans and expectations about future market and economic conditions.

As of August 31, 2023, the carrying values of the goodwill and indefinite lived intangible assets, net of impairment allocated to the Overseas Schools segment, which also represents as Overseas Schools reporting unit, were RMB 807.5 million and RMB 289.5 million, respectively. The Company performed annual impairment test as of August 31, 2023 and determined that the fair value of Overseas Schools reporting unit and its indefinite lived intangible assets exceeded their respective carrying values and, therefore, no impairment was recorded for the year ended August 31, 2023.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to discount rate, terminal growth rate and royalty rate and forecasts of future revenue used by management to estimate the fair values of the Overseas Schools reporting unit and indefinite lived intangible assets included the following, among others:

●	We evaluated management’s ability to appropriately forecast future revenue by comparing actual results to management’s historical forecasts.

●	We evaluated the reasonableness of management’s forecasts of future revenue by comparing the forecasts to:

–	Historical and current performances.

–	Future business plans, developed by the management of the Overseas Schools reporting unit.

–	Current industry and economic trends.

●	With the assistance of our valuation specialists, we evaluated the reasonableness of the (1) valuation methodology, (2) terminal growth rate, (3) discount rate and (4) royalty rate, including testing the source information underlying the determination of the terminal growth rate, discount rate and royalty rate, and the mathematical accuracy of the calculation, and developing an independent estimate of discount rate and comparing it to the discount rate selected by management.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, China

January 2, 2024

We have served as the Company’s auditor since 2016.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Notes	2022	2023
		RMB	RMB	USD
				Note 2(h)

ASSETS
Current assets
Cash and cash equivalents		664,769	537,325	74,030
Restricted cash		191,365	28,261	3,894
Accounts receivable, net of allowance of RMB 13,793 and RMB 13,331 as of August 31, 2022 and 2023, respectively	14	18,084	19,209	2,647
Amounts due from related parties, net of allowance of RMB 572 and RMB 13,399 as of August 31, 2022 and 2023, respectively	18	196,626	188,445	25,963
Other receivables, deposits and other assets, net of allowance of RMB 1,677 and RMB 957 as of August 31, 2022 and 2023, respectively	5	112,762	148,679	20,483
Inventories		6,869	5,480	755
Assets held for sale		11,258	-	-
Total current assets		1,201,733	927,399	127,772
Restricted cash – non current		1,650	1,650	227
Property and equipment, net	6	393,277	414,225	57,070
Intangible assets, net	7	322,896	343,077	47,268
Goodwill, net	9	1,433,916	1,328,872	183,086
Long-term investments, net	8	40,486	36,070	4,970
Prepayments for construction contracts		4,894	1,711	236
Deferred tax assets, net	16	85,103	1,810	249
Other non-current assets, net of allowance of RMB 237 and RMB 286 as of August 31, 2022 and 2023, respectively		15,343	15,249	2,101
Operating lease right-of-use assets – non current	12	1,453,833	1,549,447	213,475
Total non-current assets		3,751,398	3,692,111	508,682
TOTAL ASSETS		4,953,131	4,619,510	636,454
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 6,154 and RMB 3,638 as of August 31, 2022 and 2023, respectively)		100,229	105,193	14,493
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 294,164 and RMB 255,453 as of August 31, 2022 and 2023, respectively)	18	343,032	311,451	42,910
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited RMB 27,790 and RMB 74,317 as of August 31, 2022 and 2023, respectively)	10	262,490	279,690	38,535
Short-term loans (including short-term loans of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB nil and RMB nil as of August 31, 2022 and 2023, respectively)	11	149,239	-	-
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 19,983 and RMB 23,422 as of August 31, 2022 and 2023, respectively)		85,856	99,367	13,690
Contract liabilities – current (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 107,494 and RMB 111,592 as of August 31, 2022 and 2023, respectively)	14	516,731	541,683	74,630
Refund liabilities – current (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 9,458 and RMB 7,606 as of August 31, 2022 and 2023, respectively)	14	20,517	17,572	2,421
Operating lease liabilities – current (including operating lease liabilities - current of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 20,779 and RMB 22,365 as of August 31, 2022 and 2023, respectively)	12	104,515	125,447	17,283
Total current liabilities		1,582,609	1,480,403	203,962
Non-current contract liabilities (including non-current portion of contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 1,108 and RMB 1,147 as of August 31, 2022 and 2023, respectively)	14	2,203	2,116	292
Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 9,551 and RMB 7,375 as of August 31, 2022 and 2023, respectively)	16	21,707	42,093	5,799

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Notes	2022	2023
		RMB	RMB	USD
				Note 2(h)

Long-term loan (including long-term loan of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited RMB nil and RMB nil as of August 31, 2022 and 2023, respectively)	11	633	-	-
Other non-current liabilities due to related parties (including other non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 11,197 and RMB nil as of August 31, 2022 and 2023, respectively)	18	11,197	-	-
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 72,464 and RMB 64,013 as of August 31, 2022 and 2023, respectively)	12	1,439,239	1,523,242	209,865
Total non-current liabilities		1,474,979	1,567,451	215,956
TOTAL LIABILITIES		3,057,588	3,047,854	419,918
Commitments and Contingencies	19

EQUITY
Share capital (US$0.00001 par value; 118,669,795 shares issued and outstanding as of August 31, 2022 and 2023, respectively)	13	8	8	1
Additional paid-in capital		1,693,358	1,697,370	233,856
Statutory reserves		14,872	20,155	2,777
Accumulated other comprehensive income		34,401	172,230	23,729
Accumulated deficit		(72,737)	(473,154)	(65,189)
Shareholders’ equity		1,669,902	1,416,609	195,174
Non-controlling interests	20	225,641	155,047	21,362
TOTAL EQUITY		1,895,543	1,571,656	216,536
TOTAL LIABILITIES AND EQUITY		4,953,131	4,619,510	636,454

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

	Notes	2021	2022	2023
		RMB	RMB	RMB	USD
Continuing operations					Note 2(h)
Revenue	14	1,401,780	1,713,965	2,123,751	292,600
Cost of revenue		(1,180,263)	(1,237,306)	(1,526,419)	(210,303)
Gross profit		221,517	476,659	597,332	82,297
Selling, general and administrative expenses		(535,878)	(539,893)	(617,184)	(85,033)
Other operating income		24,969	5,339	56,043	7,722
Impairment loss on property and equipment		-	(6,586)	(12,891)	(1,776)
Impairment loss on operating lease right-of-use assets		(15,575)	(8,861)	-	-
Impairment loss on intangible assets		-	(113,385)	(2,052)	(283)
Impairment loss on goodwill		(84,730)	(419,805)	(207,830)	(28,633)
Operating loss		(389,697)	(606,532)	(186,582)	(25,706)
Interest expense, net		(169,693)	(127,840)	(7,367)	(1,015)
Investment income		129,575	135,309	60	8
Other expenses		(10,137)	(5,808)	(6,677)	(920)
Loss before income taxes and share of equity in loss of unconsolidated affiliates		(439,952)	(604,871)	(200,566)	(27,633)
Income tax expense	16	(94,176)	(58,919)	(185,918)	(25,615)
Share of equity in loss of unconsolidated affiliates		(1,018)	(39,747)	(339)	(47)
Net loss from continuing operations		(535,146)	(703,537)	(386,823)	(53,295)
Income from discontinued operations, net of tax	3	369,343	-	-	-
Net loss		(165,803)	(703,537)	(386,823)	(53,295)
Less: Net (loss)/ income attributable to the non-controlling interests	20	(112,998)	5,803	8,311	1,145
Net loss attributable to Bright Scholar Education Holdings Limited ordinary shareholders		(52,805)	(709,340)	(395,134)	(54,440)
Amounts attributable to Bright Scholar Education Holdings Limited shareholders
Net loss from continuing operations		(540,768)	(709,340)	(395,134)	(54,440)
Income from discontinued operations, net of tax		487,963	-	-	-
Net loss attributable to Bright Scholar Education Holdings Limited shareholders		(52,805)	(709,340)	(395,134)	(54,440)
Net earnings/(loss) per share attributable to ordinary shareholders — basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	17	(4.54)	(5.98)	(3.33)	(0.46)
Net income from discontinued operations attributable to ordinary shareholders	17	4.09	-	-	-
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	17	(0.45)	(5.98)	(3.33)	(0.46)
Weighted average shares used in calculating net earnings/(loss) per ordinary share, basic and diluted	17	119,220,331	118,697,495	118,669,795	118,669,795

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED AUGUST 31, 2021, 2022 AND 2023

(Amounts in thousands)

	2021	2022	2023
	RMB	RMB	RMB	USD
				Note 2(h)
Net loss	(165,803)	(703,537)	(386,823)	(53,295)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(17,156)	(133,840)	137,775	18,982
Other comprehensive (loss)/income	(17,156)	(133,840)	137,775	18,982
Comprehensive loss	(182,959)	(837,377)	(249,048)	(34,313)
Less: comprehensive (loss)/income attributable to non-controlling interests	(113,107)	5,886	8,257	1,138
Comprehensive loss attributable to ordinary shareholders	(69,852)	(843,263)	(257,305)	(35,451)

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	Share capital		Additional paid-in capital	Statutory reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Total Bright Scholar Education Holdings Limited shareholders’ equity	Non- controlling interests	Total equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2020	120,015,542	8	1,854,262	65,567	632,722	185,371	2,737,930	386,451	3,124,381
Cumulative-effect adjustment upon adoption of ASC Topic 326	—	—	—	—	(4,244)	—	(4,244)	—	(4,244)
Net loss for the year	—	—	—	—	(52,805)	—	(52,805)	(112,998)	(165,803)
Loss of control over Affected Entities (Note 3)	—	—	(10,235)	(64,945)	75,180	—	—	—	—
Acquisition of subsidiaries (Note 4)	—	—	—	—	—	—	—	18,012	18,012
Capital injection	—	—	—	—	—	—	—	1,370	1,370
Foreign currency translation adjustment	—	—	—	—	—	(17,047)	(17,047)	(109)	(17,156)
Repurchase of ordinary shares (a)	—	—	(24,628)	—	—	—	(24,628)		(24,628)
Cancellation of Treasury Stock (a)	(1,058,389)	*	*	—	—	—	—	—	—
Share-based compensation (Note 15)	—	—	1,865	—	—	—	1,865	—	1,865
Provision for statutory reserves	—	—	—	1,909	(1,909)	—	—	—	—
Distribution of dividends to shareholders (b)	—	—	(92,554)	—	—	—	(92,554)	—	(92,554)
Distribution of dividends to non-controlling interest shareholders (c)	—	—	—	—	—	—	—	(17,697)	(17,697)
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	(1,690)	—	—	—	(1,690)	(14,980)	(16,670)
Balance as of August 31, 2021 in RMB	118,957,153	8	1,727,020	2,531	648,944	168,324	2,546,827	260,049	2,806,876
Net (loss)/income for the year	—	—	—	—	(709,340)	—	(709,340)	5,803	(703,537)
Capital injection	—	—	1,000	—	—	—	1,000	6,160	7,160
Foreign currency translation adjustment	—	—	—	—	—	(133,923)	(133,923)	83	(133,840)
Repurchase of ordinary shares (a)	—	—	(9,245)	—	—	—	(9,245)	—	(9,245)
Cancellation of Treasury Stock (a)	(287,358)	*	*	—	—	—	—	—	—
Share-based compensation (Note 15)	—	—	(816)	—	—	—	(816)	—	(816)
Provision for statutory reserves	—	—	—	12,341	(12,341)	—	—	—	—
Distribution of dividends to non-controlling interest shareholders (c)	—	—	—	—	—	—	—	(27,473)	(27,473)
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	(24,601)	—	—	—	(24,601)	(18,981)	(43,582)
Balance as of August 31, 2022 in RMB	118,669,795	8	1,693,358	14,872	(72,737)	34,401	1,669,902	225,641	1,895,543
Net (loss)/income for the year	—	—	—	—	(395,134)	—	(395,134)	8,311	(386,823)
Capital injection	—	—	—	—	—	—	—	765	765
Foreign currency translation adjustment	—	—	—	—	—	137,829	137,829	(54)	137,775
Provision for statutory reserves	—	—	—	5,283	(5,283)	—	—	—	—
Distribution of dividends to non-controlling interest shareholders (c)	—	—	—	—	—	—	—	(58,304)	(58,304)
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	(7,877)	—	—	—	(7,877)	(19,886)	(27,763)
Disposal of a subsidiary to an entity under common control (d)	—	—	8,282	—	—	—	8,282	2,181	10,463
Exemption for future capital injection (Note 4)	—	—	3,607	—	—	—	3,607	(3,607)	—
Balance as of August 31, 2023 in RMB	118,669,795	8	1,697,370	20,155	(473,154)	172,230	1,416,609	155,047	1,571,656
Balance as of August 31, 2023 in USD	118,669,795	1	233,856	2,777	(65,189)	23,729	195,174	21,362	216,536

The accompanying notes are an integral part of these consolidated financial statements.

Note*:	The amount is less than RMB one thousand.

Note (a):	The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired ordinary shares is recorded as treasury stock. During the years ended August 31, 2021, 2022 and 2023, the Group repurchased a total of 560,436, 258,731 and nil ordinary shares from the market for a cash consideration of RMB 24,628, RMB 9,245, and RMB nil, respectively. Total of 1,058,389 ordinary shares, 287,358 ordinary shares and nil ordinary shares have been cancelled by the Group during the years ended August 31, 2021, 2022 and 2023, respectively. As of August 31, 2023, the number of treasury stock is nil.

Note (b):	Board of directors (the “Board”) has approved and declared a cash dividend US$0.12 per ordinary shares in July 2021. The total amount of cash dividends distributed is US$14,326 (equivalents to RMB 92,554) during the years ended August 31, 2021. The cash dividend has been fully paid as of August 31, 2021.

Note (c):	The Group has distributed a cash dividend of RMB 17,697, RMB 27,473 and RMB 58,304 to the non-controlling interest shareholders during the years ended August 31, 2021, 2022 and 2023, respectively. The cash dividend has been fully paid as of August 31, 2021, 2022 and 2023, respectively.

Note (d):	During the year ended August 31, 2023, the Company disposed of a subsidiary to Wuhan Sannew Education Development Co., Ltd. (“Wuhan Sannew”) with a total consideration of RMB 1,000, which equals to the share capital of the disposed subsidiary. Wuhan Sannew is one of the Affected Entities, which had been deconsolidated due to the effectiveness of the Implementation Rules on August 31, 2021. The difference of RMB 8,282 between the consideration of RMB 1,000 and the carrying amounts of the net assets transferred of RMB (9,463) including the non-controlling interests of RMB (2,181) is recognized in additional paid-in capital of the Company.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2021, 2022 AND 2023

(Amounts in thousands)

	Notes	2021	2022	2023
		RMB	RMB	RMB	USD
		As Restated			Note 2(h)
		Note 2(d)
Cash flows from operating activities
Net loss for the year		(165,803)	(703,537)	(386,823)	(53,295)
Adjustments to reconcile net cash flows from operating activities:
Depreciation		188,831	98,120	69,003	9,507
Amortization of land use rights		2,127	—	—	—
Amortization of intangible assets		30,781	17,814	14,916	2,055
Noncash lease expense		251,360	132,392	123,383	16,999
Impairment loss on property and equipment		—	6,586	12,891	1,776
Impairment loss on operating lease right-of-use assets		15,575	8,861	—	—
Impairment loss on the long-term investment		—	—	2,613	360
Impairment loss on intangible assets		—	113,385	2,052	283
Impairment loss on goodwill		84,730	419,805	207,830	28,633
Gain on lease early termination		—	(17,022)	(28,688)	(3,952)
Provision/(reversal) of current expected credit losses		7,077	(5,835)	12,054	1,661
Finance costs		15,746	19,853	344	47
Loss/(gain) on disposal of property and equipment		187	582	(14,571)	(2,008)
Share of equity in loss of unconsolidated affiliates*		1,218	39,747	339	47
Share-based compensation		1,865	(816)	—	—
Loss on deconsolidation of Affected Entities**		261,267	—	—	—
Investment (income)/loss		—	(83,787)	1,464	202
Deferred income taxes		(44,342)	(33,535)	108,110	14,895
Fair value change of contingent consideration payable for Leti acquisition	4	—	—	(11,541)	(1,590)
Changes in operating assets and liabilities and other, net:
Accounts receivable		(37,966)	27,279	521	72
Inventories		(2,736)	710	1,378	189
Amounts due from related parties		897	(12,361)	5,376	741
Other receivables, deposits and other assets		(2,194)	(36,650)	(2,491)	(343)
Accounts payable		997	36,857	(1,496)	(206)
Amounts due to related parties		(2,349)	86,533	10,289	1,418
Accrued expenses and other current liabilities		220,334	74,936	(25,923)	(3,572)
Contract liabilities		162,810	114,800	(13,740)	(1,893)
Refund liabilities		(70,712)	(11,845)	(2,945)	(406)
Other assets and liabilities		(20,677)	(132,071)	37,508	5,168
Operating lease liabilities		(200,215)	(113,628)	(99,592)	(13,721)
Net cash provided by operating activities		698,808	47,173	22,261	3,067
Cash flows from investing activities
Purchase of short-term investments		(3,892,690)	(2,337,000)	—	—
Proceed from redemption of short-term investments upon maturity		3,905,707	1,536,494	—	—
Additions of property and equipment and intangible assets		(158,673)	(89,644)	(79,375)	(10,935)
Proceeds from sale of property and equipment		2,189	2,949	26,445	3,643
Acquisition of subsidiaries, net of cash acquired of RMB 164, RMB nil and RMB nil in 2021, 2022 and 2023, respectively		(1,755)	—	—	—
Payment for an equity method investment		(1,134)	—	—	—
Disposal of a subsidiary, net of cash disposed of RMB nil, RMB nil and RMB 19 in 2021, 2022 and 2023, respectively		—	—	(19)	(3)
Net cash outflow from loss of control of Affected Entities**		(2,912,290)	—	—	—
Purchase of long-term investments	8	(21,890)	(5,000)	—	—
Proceed from redemption of long-term investment	8	1,500	—	—	—
Proceeds from loan receivable		—	55,432	—	—
Net cash used in investing activities		(3,079,036)	(836,769)	(52,949)	(7,295)

*	This amount included share of equity in loss of unconsolidated affiliates in discontinued operation.

**	The Affected Entities refer to the schools and entities been affected by the Implementation Rules and consequently deconsolidated on August 31, 2021. They became the related parties of the Company since September 1, 2021.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2021, 2022 AND 2023 - CONTINUED

(Amounts in thousands)

	Note	2021	2022	2023
		RMB	RMB	RMB	USD
		As Restated			Note 2(i)
		Note 2(d)
Cash flows from financing activities
Payments for purchase of non-controlling interest		(16,670)	(43,582)	(27,763)	(3,825)
Advances from related parties		—	1,806,663	—	—
Repayments for advances from related parties		—	—	(41,563)	(5,725)
Proceeds from related party loan		—	480,000	—	—
Repayment for related party loan		—	(480,000)	—	—
Repurchase of ordinary shares		(24,628)	(9,245)	—	—
Dividend to shareholders		(92,554)	—	—	—
Dividend to non-controlling interests		(17,697)	(27,473)	(58,304)	(8,033)
Proceeds from bank loans		1,047,188	629,008	—	—
Repayment for bank loans		(1,228,550)	(1,221,799)	(171,929)	(23,688)
Repurchase of bonds		(80,174)	(394,756)	—	—
Redemption of bonds		—	(1,513,460)	—	—
Capital injection from non-controlling interests		1,370	7,160	765	105
Proceeds from promissory note		—	877,487	—	—
Payment for acquisition of Chengdu Yinzhe		(22,579)	—	—	—
Payment for acquisition of Leti		—	(2,500)	—	—
Payment for acquisition of Linstitute		(12,240)	(6,120)	—	—
Net cash (used in)/provided by financing activities		(446,534)	101,383	(298,794)	(41,166)
Net decrease in cash and cash equivalents, and restricted cash		(2,826,762)	(688,213)	(329,482)	(45,394)
Cash and cash equivalents and restricted cash at beginning of the year		4,423,937	1,515,163	857,784	118,181
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(82,012)	30,834	38,934	5,364
Cash and cash equivalents and restricted cash at end of the year		1,515,163	857,784	567,236	78,151
Supplemental disclosure of cash flow information:
Income tax paid		68,602	153,821	65,993	9,092
Non-cash investing and financing activities:
For the years ended of August 31, 2021, 2022 and 2023
Accounts payable balance for acquisition of property and equipment		(14,668)	(5,205)	(6,812)	(939)
Amounts due to related parties balance for acquisition of property and equipment		(19,519)	(512)	(497)	(69)
Other receivables, deposits and other assets balance for disposal of property and equipment		—	—	25,256	3,480
Right-of-use assets obtained in exchange for the new operating lease liabilities		179,968	86,116	30,165	4,156
Decrease of right-of-use assets for early termination		23,815	55,908	23,380	3,221
Decrease of amount due to related parties by offsetting with short-term investments (Note 18)		—	884,293	—	—
Increase of amount due from related parties from disposal of property and equipment (Note 18)		—	57,998	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings Limited (the “Company”) was incorporated under the laws of Cayman Islands on December 16, 2016. The Company, its subsidiaries, schools, its variable interest entities (the “VIE”s) and its VIEs’ subsidiaries and schools (collectively referred to as the “Group”) are principally engaged in the provision of education services, including for-profit kindergarten in the People’s Republic of China (the “PRC”), complementary education services, operation services for domestic schools, and education programs and services including independent schools and colleges in United Kingdom (the “UK”) and the United States (the “US”).

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

Under the Implementation Rules, private schools providing compulsory education is prohibited from being controlled through contractual arrangement and conducting transactions with its related parties and hence, significantly affects the enforceability of the exclusive management services and business cooperation agreements with the schools providing compulsory education, including the Company’s primary schools, middle schools and international schools. In addition, the Company’s high schools provide high school education services in conjunction with compulsory education under the same school entities, as such, they are also affected by the Implementation Rules. Such prohibition has significantly affected the enforceability of the exclusive management services and business cooperation agreements with school entities providing compulsory education. As such, the Company have ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities, by August 31, 2021 while continuing to provide essential services to keep these schools open. As refer to Note 18, in May and June 2023, the staff related to such services had transferred out from the services center in the Company’s headquarters and the Company ceased to provide such services.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

In addition, after August 31, 2021, the remaining businesses of the Group are mainly engaged in the provision of overseas education programs and services, complementary education services, operation services for domestic schools, including catering and procurement services, and for-profit kindergarten education programs and services. The schools under the VIE entities are 8 and 9 for-profit kindergartens as of August 31, 2022 and 2023, respectively. There were no significant changes in the nature of the Group’s principal activities during the year ended August 31, 2023.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of August 31, 2023, details of the material Company’s subsidiaries, schools, its VIEs and the VIE’s major subsidiaries and schools of the continuing operations were as follows:

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2023	Principal activities
Major wholly owned subsidiaries:
Impetus Investment Limited (“Impetus”)	Cayman	April 1, 2014	100%	Investment holding
Zhuhai Bright Scholar	PRC	January 24, 2017	100%	Management consulting service
Time Education China Holdings Limited	Hong Kong	August 16, 2013	100%	Investment holding
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman	December 27, 2017	100%	Investment holding
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd.	PRC	December 15, 2016	100%	Complementary education services
Can-achieve (Beijing) Education Consulting Co., Ltd.	PRC	May 14, 2008	70%	Complementary education services
Guangdong Bright Scholar Education Technology Co., Ltd.	PRC	September 26, 2017	100%	Complementary education services
Guangdong Zhixing Weilai Logistics Management Co., Ltd.	PRC	October 24, 2018	100%	Complementary education services
Bright Scholar (UK) Holdings Limited	UK	July 31, 2018	100%	Investment holding
CATS Colleges Holdings Limited	UK	March 13, 2019	100%	Investment holding
Cambridge Arts and Science Limited	UK	October 23, 1997	100%	Overseas education services
The Worthgate School Canterbury (previously known as CATS Canterbury)	UK	August 29, 2007	100%	Overseas education services
Guildhouse School London (previously known as CATS College London Limited)	UK	November 17, 2010	100%	Overseas education services
CATS Academy Boston Inc.	US	July 5, 2012	100%	Overseas education services
VIEs of the Company:
Foshan Meiliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Foshan Zhiliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Beijing Boteng Consulting Co., Ltd.	PRC	June 1, 2021	100%	Investment holding
Foshan Shangtai Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Foshan Renliang Education Technology Co., Ltd.	PRC	August 12, 2021	100%	Investment holding
Foshan Yongliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Major subsidiaries and schools of the VIEs:
Dongguan Qingxi Country Garden Kindergarten	PRC	January 9, 2018	100%	Kindergarten education services
Chengdu Pidu Bright Scholar Kindergarten Co., Ltd.	PRC	September 11, 2020	100%	Kindergarten education services
Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd.	PRC	September 15, 2020	100%	Kindergarten education services
Beijing Huanxue International Travel Limited	PRC	October 16, 2020	100%	Complementary education services
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd.	PRC	July 16, 2015	100%	Complementary education services
Chengdu Laizhe Education and Technology Co., Ltd.	PRC	November 12, 2013	90%	Complementary education services
Shanghai Huodai Commercial Information Consulting Co., Ltd.	PRC	December 14, 2017	60%	Complementary education services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As a result of the Implementation Rules stated in Note 1, the Group has considered that it lost control over Affected Entities providing compulsory education and not-for-profit kindergartens education in China by August 31, 2021, and therefore deconsolidated the Affected Entities on August 31, 2021. In addition, the Group concluded that the Affected Entities together represent a group of components of the Group and the deconsolidation represents a strategic shift that has (or will have) a major effect on the Group’s operations and financial results. Therefore, the Group has presented the results related to the Affected Entities as discontinued operations in its consolidated statements of operations and comprehensive loss for all historical comparative periods presented.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Consolidation of VIEs - continued

Accordingly, the Group had consolidated the financial position and operating results of BGY Education Investment, new VIEs and its subsidiaries and schools in the consolidated financial statements of the Company during the year ended August 31, 2021 before the Group lost control over the Affected Entities by August 31, 2021 as a result of the effectiveness of the Implementation Rules. The Company’s VIE includes (1) BGY Education Investment and the schools and subsidiaries it held, prior to August 31, 2021; and (2) the New VIEs and subsidiaries and schools they hold respectively before and after August 31, 2021.

Agreements that provide the Group with effective control over the VIEs include:

Voting Rights Proxy Agreement & Irrevocable Power of Attorney

During the year ended August 2021 before the Group lost control over the Affected Entities by August 31, 2021, under voting right proxy agreement and irrevocable power of attorney, each of the shareholders of BGY Education Investment has executed a power of attorney to grant Zhuhai Bright Scholar the power of attorney to act on his or her behalf on all matters pertaining to the BGY Education Investment and to exercise all of his or her rights as a shareholder of BGY Education Investment, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Zhuhai Bright Scholar terminates the agreement by giving a prior written notice or gives its consent to the termination by BGY Education Investment.

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

There is no change made on the exclusive call option agreement among each of the shareholders of BGY Education Investment and Zhuhai Bright Scholar during years ended August 31, 2021, 2022 and 2023. In August 2021, the shareholders of New VIEs entered into the exclusive call option agreement with Zhuhai Bright Scholar, and no change was made since then.

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

There is no change made on the equity pledge agreement among each of the shareholders of BGY Education Investment and Zhuhai Bright Scholar during years ended August 31, 2021, 2022 and 2023. In August 2021, the shareholders of New VIEs entered into the equity pledge agreement with Zhuhai Bright Scholar, and no change was made since then.

The agreements that transfer economic benefits of BGY Education Investment and the New VIEs to the Group include:

Exclusive Management Services and Business Cooperation Agreement

During the year ended August 2021 before the Group lost control over the Affected Entities by August 31, 2021, under the exclusive management services and business cooperation agreement, BGY Education Investment engages Zhuhai Bright Scholar as its exclusive technical and operational consultant and under which Zhuhai Bright Scholar agrees to assist in business development and related services necessary to conduct BGY Education Investment’s operational activities. BGY Education Investment shall not seek or accept similar services from other providers without the prior written approval of Zhuhai Bright Scholar. The agreements will be effective as long as BGY Education Investment exists. Zhuhai Bright Scholar may terminate this agreement at any time by giving a prior written notice to BGY Education Investment.

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

As of August 31, 2021, based on all relevant facts and circumstances, and advices from the Company’s PRC legal advisor, the Company concluded that it no longer has a controlling interest in the Affected Entities due to the effectiveness of the Implementation Rules, which resulted to the deconsolidation of the Affected Entities. In addition, as agreed in the aforementioned supplementary agreements, certain contractual agreements with BGY Education Investment and its shareholders including exclusive management services and business cooperation agreement and irrevocable power of attorney were terminated on August 31, 2021 due to the effectiveness of the Implementation Rules. Nevertheless, the legal enforceability of the contractual arrangements with the New VIEs and its subsidiaries and schools is not impacted by the Implementation Rules. During the years ended August 31, 2022 and 2023, the Group believes that the contractual arrangements with the New VIEs are in compliance with the PRC law and regulations and are legally enforceable.

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

Prior to the effective of the Implementation Rules, during the year ended August 31, 2021 before the Group lost control over the Affected Entities as a result of the effect of the Implementation Rules, the Group believes that the contractual arrangements with the VIEs are in compliance with the PRC law and regulations and are legally enforceable.

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

The following balances of VIEs as of August 31, 2022 and 2023, were included in the Group’s consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of August 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	142,642	139,913
Restricted cash, net	10,410	18,740
Accounts receivable, net	2,416	8,097
Amounts due from related parties, net	10,375	4,148
Other receivables, deposits and other assets, net	16,884	39,025
Inventories	5,748	4,334
Total current assets	188,475	214,257
Restricted cash - non current	1,650	1,650
Property and equipment, net	46,747	36,799
Intangible assets, net	44,137	34,656
Goodwill, net	227,814	167,100
Long-term investments	30,289	27,676
Prepayments for construction contract	4,025	950
Operating lease right-of-use assets – non-current	76,607	63,131
Other non-current assets, net	6,311	6,151
Total non-current assets	437,580	338,113
TOTAL ASSETS	626,055	552,370
LIABILITIES
Current liabilities
Accounts payable	6,154	3,638
Amounts due to related parties	294,164	255,453
Accrued expenses and other current liabilities	27,790	74,317
Income tax payable	19,983	23,422
Contract liabilities	107,494	111,592
Refund liabilities	9,458	7,606
Operating lease liabilities – current	20,779	22,365
Total current liabilities	485,822	498,393
Non-current portion of contract liabilities	1,108	1,147
Deferred tax liabilities, net	9,551	7,375
Operating lease liabilities – non current	72,464	64,013
Other non-current liabilities due to related parties	11,197	—
Total non-current liabilities	94,320	72,535
TOTAL LIABILITIES	580,142	570,928

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

The following amounts of VIEs for the years ended August 31, 2021, 2022 and 2023, were included in the Group’s consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue from continuing operations of the New VIEs	311,373	327,573	455,476
Revenue from discontinued operations of Affected Entities	2,303,339	—	—
Net income from continuing operation of the New VIEs after elimination of intercompany transactions	30,335	45,770	1,876
Net income from discontinued operations of Affected Entities (Note 3) after elimination of intercompany transactions	369,343	—	—

Net cash provided by operating activities	555,679	36,096	141,875
Net cash used in investing activities*	(2,893,644)	(54,677)	(68,610)
Net cash (used in)/provided by financing activities	(42,844)	26,281	(67,664)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(2,380,809)	7,700	5,601
Cash and cash equivalents and restricted cash at beginning of year	2,527,811	147,002	154,702
Cash and cash equivalents and restricted cash at end of year	147,002	154,702	160,303

Note*: Due to loss of control of the Affected Entities on August 31, 2021, the net cash outflow disclosed in investing activities is RMB 2,912,290.

VIEs contributed an aggregate of 70.6%, 19.1% and 21.4% of the consolidated revenue from both discontinued and continuing operations for the three years ended August 31, 2021, 2022 and 2023, respectively. As of August 31, 2022, the VIEs accounted for an aggregate of 12.6% of the consolidated total assets, and 19.0% of the consolidated total liabilities. And as of August 31, 2023, the VIEs accounted for an aggregate of 12.0% of the consolidated total assets, and 18.7% and of the consolidated total liabilities.

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

The Group believes that there are no assets held in the BGY Education Investment and the New VIEs that can be used only to settle obligations of BGY Education Investment and the New VIEs, except for registered capital and the PRC statutory reserves, in the respective periods. As the BGY Education Investment and the New VIEs is incorporated as a limited liability company under the PRC Company Law, creditors of the BGY Education Investment and the New VIEs do not have recourse to the general credit of the Company for any of the liabilities of the BGY Education Investment and the New VIEs in the respective periods. Relevant PRC laws and regulations restrict BGY Education Investment and the New VIEs in the respective periods from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

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

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include the consolidation and deconsolidation of variable interest entities, impairment assessment of indefinite lived intangible assets, goodwill and long-lived assets, assessment of realization of deferred tax assets and refund liabilities. Actual results may differ materially from those estimates.

(e) Fair value

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e) Fair value - continued

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

The carrying values of short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables, deposits, accounts payable, amounts due to related parties, short-term loans and other current liabilities that are recorded at cost, which approximate~~s~~ their fair value due to the short-term nature of these instruments.

(f) Foreign currency translation

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

(g) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 468,184 and RMB 366,560 as of August 31, 2022 and 2023, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Convenience translation

The Group’s reporting currency is RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2582, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2023, or at any other rate.

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(j) Restricted cash

The Group’s restricted cash mainly represents (a) deposits in connection with the short-term loan disclosed in Note 11; (b) deposit restricted as to withdrawal or use under government regulations; and (c) deposit held in a designated bank account for the sole purpose of business operation including the establishment of new kindergartens and subsidiaries.

(k) Long-term investments

Long-term investments include equity securities without readily determinable fair values and equity method investments.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Long-term investments - continued

●	Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in ordinary shares or in-substance ordinary shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investment in the limited partnership, the Group’s influence over the partnership operating and financial policies is determined to be more than minor. Accordingly, the Group accounts for the investment as an equity method investment.

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

(l) Allowance for doubtful accounts

Accounts receivable mainly represents amounts due from corporate customers of the Group’s various subsidiaries, and amounts due from students of the Group’s UK schools. The allowance for doubtful accounts is the Group’s best estimates of the amount of probable credit losses in the Group’s existing accounts receivable balance. The Group provides allowance for doubtful accounts based on historical credit loss experience and a review of the current status and reasonable and supportable forecasts of future events and economic conditions. Accounts receivable, restricted cash, other receivables and amounts due from related parties are presented net of allowance for doubtful accounts.

(m) Inventories

Inventories are stated at the lower of cost or net realizable value.

(n) Property and equipment, net

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Goodwill, net

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of August 31, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has the option to first assess qualitative factors to determine whether it is necessary to perform quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount. For the year ended August 31, 2023, the Group bypassed the qualitative assessment and performed a quantitative assessment of the goodwill for all reporting units.

In the impairment test, the Group compares the fair value of a reporting unit to its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The Group estimate the fair values of reporting units using discounted cash flow model of the income approach, which requires management to make significant estimates and assumptions, including, but not limited to, discount rate, terminal growth rate and others used to project future cash flows, such as forecasts of future revenues. These assumptions were affected by management’s business plans and expectations about future market and economic conditions.

For the years ended August 31, 2021, 2022 and 2023, the Group recorded RMB 84,730, RMB 419,805 and RMB 207,830 impairment loss on goodwill, respectively (Note 9).

(p) Intangible assets, net

Intangible assets with a definite economic life are carried at cost less accumulated amortization. Intangible assets with definite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows. Intangible assets with indefinite lives consist of oversea schools’ brand name and is tested for impairment annually, or whenever events are indicators of impairment occur between annual impairment tests. Management expects to use the brand name indefinitely.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p) Intangible assets, net - continued

Acquired intangible assets consist of trademarks and brand names, customer relationship, backlog and student base, non-compete agreements and core curriculum are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademarks and brand names	10 years-indefinite
Core curriculum	10 years
Customer relationship, backlog and student base	0.6-7 years
Non-compete agreements	4-8 years

For the years ended August 31, 2021, 2022 and 2023, the Group recorded RMB nil, RMB 113,385 and RMB nil impairment loss on indefinite lived intangible assets, respectively. And for the year ended August 31, 2023, the Group recorded RMB 2,052 impairment loss on definite lived intangible assets (Note 7).

(q) Leases

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

The Company has leases that have variable payments, including lease payments where lease payment increases are based on the percentage change in the Consumer Price Index (“CPI”). For such leases, payment at the lease commencement date is used to measure the operating lease ROU assets and operating lease liabilities. Lease payments that are based on a change in CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. Majority of the leases within Overseas Schools reportable segment have variable payments. As of August 31, 2022 and 2023, the leases within Overseas Schools reportable segment that are subject to terms of variable payments contributed to the operating lease right-of-use assets by RMB 872,143 and RMB 928,284 respectively, and to operating lease liabilities by RMB 896,994 and RMB 964,043, respectively.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q) Leases - continued

During the fiscal years ended August 31, 2022 and 2023, the Group received Coronavirus Disease 2019 (“COVID-19”) related rent concessions. Consistent with updated guidance from the Financial Accounting Standards Board (“FASB”) in April 2020, the Group elected to treat COVID-19-related rental discount as variable rent and applied payable approach to COVID-19 related deferral of rent payment. Rental discount, amounting to RMB 4,479 and RMB 981, were recognized as an offset to rent expense within selling, general and administrative expenses and cost of revenue on the Group’s consolidated statement of operations during the years ended August 31, 2022 and 2023, respectively.

(r) Impairment of long-lived assets with definite life

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value.

Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts.

The Group recorded RMB 15,575, RMB 8,861 and RMB nil impairment loss on operating lease right-of-use assets during the years ended August 31, 2021, 2022 and 2023, respectively (Note 12). In addition, for the years ended August 31, 2021, 2022 and 2023, the Group recorded RMB nil, RMB 6,586 and RMB 12,891 impairment loss on property and equipment, respectively (Note 6). Furthermore, the Group recorded RMB nil, RMB nil and RMB 2,052 impairment loss on definite lived intangible assets during the years ended August 31, 2021, 2022 and 2023, respectively (Note 7).

(s) Other non-current assets

Other non-current assets primarily consist of deposits for operating leases.

(t) Revenue recognition

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

Income from educational programs and services

The educational programs and services from continuing operations consist of tuition, boarding and meal service from kindergartens in the PRC and overseas schools in the UK and the US. After the effectiveness of the Implementation Rule on August 31, 2021, the education services also consist of boarding and meal service provided to the students in the affected private schools. The educational programs and services from discontinued operations consist of tuition, boarding and meal service from international schools, bilingual schools and not-for-profit kindergartens in the PRC. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund. The Group determines the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. Historically, the Group has not had material refunds in this respect.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t) Revenue recognition - continued

Complementary training course fees

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

Consulting service income

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

(t) Revenue recognition- continued

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

(u) Cost of revenues

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

(v) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 20,213, RMB 2,256 and RMB 9,049 for the years ended August 31, 2021, 2022 and 2023, respectively, of which RMB 5,441, RMB nil and RMB nil were related to discontinued operations for the years ended August 31, 2021, 2022 and 2023, respectively. The government subsidies income recognized for the year ended August 31, 2021 were primarily from the remuneration compensation plan executed by UK government due to COVID-19. No such government subsidies were granted for the years ended August 31, 2022. During the year ended August 31, 2023, the government subsidies of RMB 2,578 was recognized from the remuneration compensation plan executed by UK government.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

(x) Employee Benefits

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

The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC (Note 22).

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(y) Share-based compensation

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z) Comprehensive loss

Comprehensive loss is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

(aa) Segment

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

(ab) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2023, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited with financial institutions with high-credit ratings and quality.

(ac) Earnings per Share

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

(ad) Recent accounting pronouncements adopted

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU 2021-10), which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. The new guidance is effective for annual periods beginning after December 15, 2021, with early adoption permitted. The Group adopted this new standard beginning September 1, 2022 with no material impact on its consolidated financial statements.

(ae) Recent accounting pronouncements issued not yet adopted

In November 2023, the FASB issued ASU 2023-07, which the amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

3.	DISCONTINUED OPERATIONS

As refer to Note 2(a), in connection with the deconsolidation of the Affected Entities, the Group evaluated and concluded that the Affected Entities should be accounted as discontinued operations during the year ended August 31, 2021.

Reconciliation of the major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the year ended August 31, 2021 is as follow:

For the year ended August 31,
2021
RMB
Revenue	2,303,339
Cost of revenue	(1,315,026)
Gross profit	988,313
Selling, general and administrative expenses	(400,012)
Other operating income	7,604
Operating income	595,905
Interest expense, net	(695)
Investment income	56,657
Other expenses	(4,180)
Income before income taxes and share of equity in loss of unconsolidated affiliate	647,687
Income tax expense	(16,877)
Share of equity in loss of unconsolidated affiliate	(200)
Net income (before one-off loss upon deconsolidation of the Affected Entities)	630,610

One-off loss upon deconsolidation of the Affected Entities, net of tax	(261,267)
Net income from discontinued operations	369,343
Summarized cash flow information for discontinued operations are as follows:
Net cash provided by operating activities	516,873
Net cash provided by investing activities*	137,323
Net cash used in financing activities**	(153,987)

Note*:	The amount of RMB 192,373 cash was redeemed from continuing operations for the year ended August 31, 2021.

Note**:	The amount of RMB 111,668 was repaid to continuing operations for the year ended August 31, 2021.

4.	BUSINESS COMBINATION

Business combination in fiscal year 2021:

On January 31, 2021, the Group acquired 60% equity interest of Jiangxi Leti Camp Education Technology Co., Ltd. (“Leti”) with a total consideration of approximately RMB 26,026, which will be paid in 3.25 years. The consideration is in the form of (1) contingent consideration payable to the non-controlling interest shareholder, which is subject to the achievement of the financial performance requirement, and (2) the future capital injection to Leti by the Group. The contingent consideration payable was recorded in amounts due to related parties and other non-current liability due to related parties (non-controlling interest shareholder of Leti) in the consolidated balance sheets. The goodwill, intangible assets and non-controlling interests acquired from the acquisition were approximately RMB 20,874, RMB 9,000 and RMB18,012, respectively. Leti provides outdoor camp services to students in PRC.

For the year ended August 31, 2022, the Group paid the first installment of cash consideration RMB 7,500 according to the share purchase agreement.

For the fiscal year 2023, Leti failed to meet the financial performance requirement agreed in the share purchase agreement and is expected not able to meet future financial performance requirement, the fair value of the contingent consideration payable to related parties (non-controlling interest shareholder of Leti) has reduced to RMB nil. In addition, because certain portion of the consideration is in the form of the future capital injection to Leti by the Group, it also has been reduced to RMB nil and therefore the non-controlling interests attributed by the future capital injection by the Group solely of RMB 3,607 was recorded in additional paid-in capital of the Company for the year ended August 31, 2023.

Pro forma result of acquisition (unaudited)

The following table summarizes the unaudited pro forma consolidated results of operations for the year ended August 31, 2021, assuming that the acquisition occurred as of the beginning of the comparable annual reporting period. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of the beginning of period:

Pro forma for the year ended August 31, 2021

2021 Unaudited
Pro forma revenue from continuing operations	1,406,147
Pro forma operating income from continuing operations	390,843
Pro forma net loss attributable to the Group	(53,253)

5.	OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the following:

	As of August 31,
	2022	2023
	RMB	RMB
Other receivables from third parties	7,334	6,496
Advances to employees	4,396	2,932
Deposits	11,949	17,140
Prepaid tax and deductible value-added tax-in	10,035	9,479
Rental prepayment (a)	28,003	23,392
Prepayment for suppliers	45,661	51,201
Receivables from disposal of property and equipment	-	25,256
Others	7,061	13,740
	114,439	149,636
Less: allowance for other receivables	(1,677)	(957)
	112,762	148,679

(a)	Rental prepayment represents the prepayment of rent related to leases less than 12 months.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of August 31,
	2022	2023
	RMB	RMB
Buildings	254,428	315,020
Leasehold improvement	336,450	376,071
Motor vehicles	1,839	2,982
Electronic equipment	58,425	63,000
Office equipment	125,630	141,750
Furniture and other equipment	60,017	54,689
Others	65,235	70,817
Less: accumulated depreciation	(531,195)	(619,715)
Construction in progress	22,448	9,611
Property and equipment, net	393,277	414,225

For the years ended August 31, 2021, 2022 and 2023, depreciation expenses were RMB 188,831, RMB 98,120 and RMB 69,003 respectively, of which RMB 66,126 was related to discontinued operations for the year ended August 31, 2021.

For the year ended August 31, 2022, the Group recorded impairment loss of RMB 6,586 related to the property and equipment within the Overseas Schools reportable segment, due to closure of certain schools. During the year ended August 31, 2023, the Group recorded RMB 12,891 impairment loss on the property and equipment within Leti, by which the carrying amount exceeded the expected future cash flows of the related leasehold improvements.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of August 31, 2022				As of August 31, 2023
	Cost	Accumulated amortization	Accumulated Impairment	Net amount	Cost		Accumulated amortization	Accumulated Impairment	Net amount
	RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB
Indefinite lived intangible assets
Brand names	366,070	-	(113,385)	252,685	402,928	**	-	(113,385)	289,543
Definite lived intangible assets
Brand names	50,486	(21,148)	-	29,338	50,486		(25,342)	-	25,144
Trademarks	39,016	(14,226)	-	24,790	39,016		(18,826)	(1,569)	18,621
Non-compete agreements	29,800	(18,289)	-	11,511	29,800		(22,423)	(483)	6,894
Student bases	21,857	(18,946)	-	2,911	21,857		(19,354)	-	2,503
Others*	10,314	(8,653)	-	1,661	10,314		(9,942)	-	372
	517,543	(81,262)	(113,385)	322,896	554,401		(95,887)	(115,437)	343,077

Note*:	Others include core curriculum, software, backlog and license.

Note**:	The increase in cost of brand names in 2023 is resulted from the foreign exchange realignment.

Amortization expenses for the intangible assets for the years ended August 31, 2021, 2022 and 2023 were RMB 30,781, RMB 17,814 and RMB 14,916 respectively, of which RMB 14,639 was related to discontinued operations for the year ended August 31, 2021. As of August 31, 2023, the estimated amortization expenses related to intangible assets for continuing operations for each of the next five years is expected to be RMB 13,708, RMB 11,410, RMB 8,096, RMB 5,461 and RMB 5,216, respectively, and RMB 9,643 thereafter.

Based on the result of the Group’s annual impairment assessment on indefinite lived intangible assets performed as of August 31, 2022, it is determined that the carrying amounts of indefinite lived intangible assets brand names associated with the Overseas Schools reporting unit exceeded their fair values and, therefore, an impairment loss was recorded. The Group has determined that based on the underperformance of the Overseas Schools reporting unit, market conditions and other factors, it was more likely than not that there were indications of impairment. The Group utilized the relief-from-royalty method to estimate the fair value of indefinite lived intangible assets brand names. For the year ended August 31, 2022, the Group recorded RMB 113,385 of impairment loss on indefinite lived intangible assets.

Based on the result of the Group’s annual impairment assessment on indefinite lived intangible assets performed as of August 31, 2023, the fair value of indefinite lived intangible assets brand names associated with the Overseas Schools reporting unit exceeded their carrying values, therefore, no impairment loss was recorded. In the Group’s 2023 annual indefinite lived intangible assets impairment assessment for the overseas schools brand names, the key assumptions used are a royalty rate of 3.5% (2022: 3.5%), a discount rate of 15.5% (2022: 15.5%), a terminal growth rate of 2.0% (2022: 2.3%) and forecast future revenue. In addition, for the year ended August 21, 2023, the Group recorded RMB 2,052 impairment loss on the definite lived intangible assets associated with Leti reporting unit.

8.	LONG-TERM INVESTMENTS, NET

Long-term investments, net, consisted of the following:

	As of August 31,
	2022	2023
	RMB	RMB
Equity method investments:
Foshan Yingrui Gaoze Equity Investment Partnership (Limited Partnership) (“Gaoze Partnership”) (a)	3,338	3,338
Startcamp Education Technology Limited (“Startcamp”) (b)	8,211	7,872
BOTO Academic English Co., Ltd. (“BOTO”) (c)	1,464	-
Other investments (d)	439	439
Equity securities without readily determinable fair value (e)	27,034	24,421
Total	40,486	36,070

(a)	On June 1, 2020, Gaoze Partnership was established with the total committed capital of RMB 1,270,000. The Group participates in Gaoze Partnership as a limited partner, and invested RMB 42,000 and RMB 1,134 in fiscal year 2020 and 2021, respectively. The Group accounts for the investment under the equity method in accordance with ASC 323 because the Group is a limited partner and owns 19.84% interest in Gaoze Partnership. The fair value of the underlying investment of Gaoze Partnership is estimated using discounted cash flow model. Loss of RMB 200, RMB 39,596 and RMB nil were recorded for the years ended August 31, 2021, 2022 and 2023, respectively, due to the fair value change of underlying investments of Gaoze Partnership.

(b)	The Group acquired 25% equity interest in Startcamp for total cash consideration of RMB 10,000 in the year ended August 31, 2019. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 998, RMB 153 and RMB 339 were recorded for the years ended August 31, 2021, 2022 and 2023, respectively.

(c)	The Group holds 30% equity interest in BOTO through acquisition of Can-achieve Education Consultants Co., Ltd. and its subsidiaries (“Can-achieve Group”) in fiscal year 2018. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 4 and RMB nil were recorded for the years ended August 31, 2021 and 2022, respectively. During the year ended August 31, 2023, BOTO was shut down, and the Group recorded RMB 1,464 of investment loss.

(d)	The other investments include 46% equity interest in Beijing Cloud Apply Co., Ltd. and 50% equity interest in Sanli Foundation Education Limited . The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. During the year ended August 31, 2022, the Group redeemed its 50% equity interest in Sanli Foundation Education Limited by offsetting the consideration payable of RMB 251, which is equal to the investment cost. Loss of RMB 16, gain of RMB 43 and loss of RMB nil were recorded for the years ended August 31, 2021, 2022 and 2023, respectively.

(e)	The Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. During the year ended August 31, 2021, the Group acquired 18% equity interest in Shanghai Yurong Culture and Art Co., Ltd. (“Golden Ballet”) for a total cash consideration of RMB 21,951, and redeemed its 10% equity interest in Chengdu Qingjiao Education Technology Co., Ltd. with a total cash consideration of RMB 1,500, which is equal to the investment cost. During year ended August 31, 2022, the Group acquired 10% equity interest in Hurun Baixue (Shanghai) Industrial Co., Ltd for a total cash consideration RMB 5,000. No impairment loss was recorded during the years ended August 31, 2021 and 2022, respectively. During the year ended August 31, 2023, the Group recorded RMB 2,613 of impairment loss on the equity interest of Golden Ballet, representing the difference between the fair value of the investment and its carrying amount.

9.	GOODWILL, NET

The following table summarizes the change in the carrying amount of goodwill by segment for the years ended August 31, 2022 and 2023:

	Overseas Schools	Complementary Education Services	Total
	RMB	RMB	RMB
Balance as of August 31, 2021	1,220,965	729,221	1,950,186
Impairment (a)	(419,805)	—	(419,805)
Exchange realignment	(96,465)	—	(96,465)
Balance as of August 31, 2022	704,695	729,221	1,433,916
Impairment (b)	—	(207,830)	(207,830)
Exchange realignment	102,786	—	102,786
Balance as of August 31, 2023	807,481	521,391	1,328,872

Notes:

(a)

For each of the years ended August 31, 2021 and 2022, the Company performed impairment test of its goodwill.

For the year ended August 31, 2021, the Group has determined that based on the underperformance of Elan reporting unit, market conditions and other factors including the adverse impacts from the regulations on after-school tutoring promulgated by the General Office of State Council and the General Office of Central Committee of the Communist Party of China in the fiscal year 2021, it was more likely than not that there were indications of impairment. Furthermore, the Group also has determined that based on the underperformance of the Chengdu Yinzhe reporting unit, market conditions and other factors, it was more likely than not that there were indications of impairment. The Group utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of Elan and Chengdu Yinzhe reporting unit exceeded their respective fair values. Accordingly, the Group recorded RMB 51,361 and RMB 33,369 as impairment loss on goodwill of Elan and Chengdu Yinzhe on the consolidated statement of operations for the year ended August 31, 2021, respectively. The impairment is recorded in complementary education services reportable segment.

Based on the results of the Group’s annual goodwill impairment assessment performed as of August 31, 2022 for all of reporting units, it is determined that the carrying amounts of the Group’s goodwill reporting units did not exceed their respective fair values and, therefore, no impairment existed, except for the Overseas Schools reporting unit. The Group has determined that based on the underperformance of the Overseas Schools reporting unit, market conditions and other factors, it was more likely than not that there were indications of impairment. The Group utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of the Overseas Schools reporting unit exceeded its fair value. Accordingly, the Group recorded RMB 419,805 as impairment loss on goodwill on the consolidated statement of operations for the year ended August 31, 2022. The impairment is recorded in Overseas Schools reportable segment.

(b)

For the year ended August 31, 2023, the Group performed impairment test of its goodwill. The Group has determined that based on the underperformance, the market conditions and other factors, it was more likely than not that there were indications of impairment for Can-achieve, Chengdu Yinzhe, Hangzhou Impression and Leti reporting units. The Group utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of Can-achieve, Chengdu Yinzhe, Hangzhou Impression and Leti reporting units exceeded their respective fair value. Accordingly, the Group recorded RMB 116,755, RMB 39,840, RMB 30,361 and RMB 20,874 as impairment loss on goodwill of Can-achieve, Chengdu Yinzhe, Hangzhou Impression and Leti reporting units on the consolidated statement of operations for the year ended August 31, 2023, respectively. The key assumptions used in the annual goodwill impairment assessment for these reporting units are a discount rate of 17.5% (Can-achieve); 18.0% (Chengdu Yinzhe); 16.5% (Hangzhou Impression); 25.0% (Leti); a terminal growth rate of 2.0% (Can-achieve); 2.0% (Chengdu Yinzhe); 2.0% (Hangzhou Impression); 2.0% (Leti); and forecasts future revenues. The impairment is recorded in complementary education services reportable segment.

Furthermore, based on the result of the Group’s annual goodwill impairment performed as of August 31, 2023, it is determined that the carrying amount of the Overseas Schools reporting unit did not exceed its fair value, therefore, no impairment loss was recorded. In the Group’s 2023 annual goodwill impairment assessment for the Overseas Schools reporting unit, the key assumptions used are a discount rate of 15.0% (2022: 15.0%), a terminal growth rate of 2.0% (2022: 2.3%) and forecast future revenue.

(c)	The carrying amount of goodwill included RMB 504,535 and RMB 712,365 of accumulated impairments as of August 31, 2022 and 2023, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2022	2023
	RMB	RMB
Payroll and related benefits	75,750	99,184
Temporary receipt from students	51,555	12,031
Deposits received	34,940	43,687
Other tax payable	17,574	4,992
Professional fee	13,297	30,991
Commission fee	8,257	10,570
Accrual rental expense	3,561	4,209
Accrual utilities expenses	6,583	8,493
Accrual other expenses	46,478	38,243
Others	4,495	27,290
Total	262,490	279,690

11.	SHORT-TERM AND LONG-TERM LOANS

In July 2022, the Group entered into a senior secured term loan facility agreement with China Merchants Bank Co., Ltd., New York Branch in an aggregate principal amount of up to GBP 19,480 (approximately RMB 156,300). The interest is at a rate per annum equal to the Sterling Overnight Interbank Average Rate for the applicable interest period plus the spread, which is defined as 1.40% per annum for any loan for any applicable interest period. As of August 31, 2022, the Group drew down principal amount of GBP 18,600 (approximately RMB 149,239) with a maturity date of July 10, 2023. The loan is guaranteed by Bright Scholar Education Holdings Limited and is intended for general working capital purposes. As of August 31, 2022, the loan facility is secured by a bank deposit pledge of RMB 180,000, which is recorded as restricted cash on the consolidated balance sheet as of August 31, 2022. The loan has been fully repaid on its maturity date during the year ended August 31, 2023.

In April 2020, one of the Canadian subsidiaries of the Group received an interest free loan amounted to CAD 80 from the government of Canada under the program named “Canada Emergency Business Account” (“CEBA”) due on or before December 31, 2022. The program intends to help cover the small businesses’ operating costs during a period where the revenue has been temporarily reduced due to the economic impacts of the COVID-19. In the fiscal year 2021, the Canadian subsidiary received additional CAD 40 interest free loan under the same grogram, which is also due on or before December 31, 2022. Further in fiscal year 2022, the CEBA program has been updated and the repayment date of the interest free loan is extended to be due on or before December 31, 2023. As of August 31, 2022, the total amount of interest free loan was CAD 120 (approximately RMB 633). The loan has been fully repaid on December 22, 2022.

12.	LEASES

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

Supplemental balance sheet information related to the leases are as follows:

	As of August 31,
	2022	2023
	RMB	RMB

ROU assets	1,453,833	1,549,447
Operating lease liabilities – current	104,515	125,447
Operating lease liabilities – non current	1,439,239	1,523,242
Weighted-average remaining lease term	13.45	12.81
Weight-average discount rate	4.17%	4.14%

The components of lease costs of these operating leases from continuing operations are as follow:

	For the year ended August 31,
	2022	2023
	RMB	RMB

Operating lease cost for fixed payments	187,653	160,986
Short - term lease costs	8,414	5,869
Variable lease costs	2,324	13,320
Total lease costs	198,391	180,175

12.	LEASES - continued

Supplemental cash flow information related to the operating leases is as follows:

	For the year ended August 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	182,205	167,987

The following table provides the maturities of the operating lease liabilities as of August 31, 2023:

Operating leases
Fiscal year ending
August 2024	191,105
August 2025	177,214
August 2026	171,639
August 2027	156,129
August 2028	148,018
August 2029 and thereafter	1,277,410
Total future undiscounted lease payments	2,121,515
Less: imputed interest	472,826
Total present value of operating lease liabilities	1,648,689

Impairment loss on operating lease right-of-use assets

The Group tests its long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. As a result of the adverse impacts of the COVID-19 pandemic on the economic environment and change in the Group’s business strategy, the Group determines to close certain language training centers in the US resulting in four idled operating leases. The Group determines the fair value of the ROU assets based on the discounted value of estimated future cash flows from subleases, if any. For the years ended August 31, 2021, 2022 and 2023, the Group recorded impairment loss of RMB 15,575, RMB 8,861 and RMB nil related to the ROU assets within the Overseas Schools reportable segment, respectively.

13.	SHARE CAPITAL

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

The Company was incorporated on December 16, 2016. As of the incorporation date, the total issued share capital of the Company was USD 0.0001 consisting of 10 ordinary shares with a par value of USD 0.00001 and total authorized share capital was USD 50 divided into 5,000,000,000 shares.

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

In November 2020, the Board of Directors approved a US$50,000 share repurchase program (the “2020 Repurchase Program”). Under the 2020 Repurchase Program, the Group repurchased 560,436 shares and 258,731 shares during the years ended August 31, 2021 and 2022, respectively with a cost of US$ 3,075 (approximately RMB 24,628) and US$ 1,530 (approximately RMB 9,245), respectively. For the years ended August 31, 2021 and 2022, the Board of Directors approved and the Company completed the cancellation and retirement of 1,058,389 shares and 287,358 shares that were repurchased respectively.

In August 2022, the Company changed the ratio of its ADSs to its Class A Ordinary Shares (the “ADS Ratio”), par value US$0.00001 per share, from the previous ADS Ratio of one ADS to one Class A Ordinary Share to the current ADS Ratio of one ADS to four Class A Ordinary Shares, effective on August 19, 2022.

For the year ended August 31, 2023, there is no share repurchased by the Company.

14.	REVENUE

Continuing operations

The Group provides domestic kindergartens education program and international education program oversea. Overseas business includes arts programs, language programs and university foundation programs. The Group’s revenue includes tuition income from education programs, meal income, boarding income, commission income, study-abroad and career consulting service income, camp service and other education services related revenue. Revenue for the years ended August 31, 2021, 2022 and 2023 were primarily generated in the PRC, Hong Kong, Canada, the UK and US. Please refer to Note 21 for disaggregation of revenue by geographical areas. The Group recognized majority of its revenue over time and have insignificant amount of revenue recognized at a point in time.

14.	REVENUE - continued

(a)	Disaggregation of revenue

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Tuition income from education programs	343,468	405,990	477,909
Tuition income from complementary training courses	229,011	286,891	331,805
Meal income from education service	259,190	358,643	359,971
Boarding income from education service	88,600	145,077	290,812
Commission income	119,565	148,154	200,169
Consulting service income	113,426	125,365	173,283
Operation service income	-	59,702	41,824
Camp service income	29,225	26,355	83,599
Other revenues	225,653	161,560	169,808
Less: sales tax	6,358	3,772	5,429
Total	1,401,780	1,713,965	2,123,751

(b)	Contract balances

	As of August 31,
	2022	2023
	RMB	RMB
Accounts receivable, net of allowance	18,084	19,209
Contract liabilities - Current	516,731	541,683
Non-current contract liabilities	2,203	2,116
Refund liabilities	20,517	17,572

Contract liabilities principally relate to customer advances received prior to performance of services. Substantially all contract liabilities at the beginning of the year ended August 31, 2023 were recognized as revenue during the year ended August 31, 2023 and substantial all contract liabilities as of August 31, 2023 are expected to be realized in the following year.

Refund liabilities mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liabilities estimates are based on historical refund ratio on a portfolio basis using the expected value method.

15.	SHARE-BASED COMPENSATION

Share incentive plan

On December 15, 2017, the Company adopted the Bright Scholar Education Holdings Limited 2017 Share Incentive Plan (the “2017 Plan”). There were no additional share incentive plan adopted during the years ended August 31, 2021, 2022 and 2023.

15.	SHARE-BASED COMPENSATION - continued

Share incentive plan - continued

For the year ended August 31, 2023, the share options movement were as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual years	Weighted average fair value at grant date	Aggregate intrinsic value
		US$		US$	US$
As of August 31, 2022	684,574	8.74	5.29	10.92	-
Granted	—	—	—
Forfeited/Cancelled	(28,449)	8.74	4.29
Outstanding as of August 31, 2023	656,125	8.74	4.29	11.08	-
Vested and exercisable as of August 31, 2023	656,125	8.74	4.29	11.08	-

For the years ended August 31, 2021, 2022 and 2023, the Group recognized share-based payment expenses of RMB 1,865, RMB (816) and RMB nil, respectively, in connection with the share options granted to employees.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. As of August 31, 2021, 2022 and 2023, there were RMB 748, RMB nil and RMB nil unrecognized compensation expense, respectively, related to un-vested share options granted to executive and employees of the Group. As of August 31, 2021 and 2022, the unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average vesting period of 1 year and less than 1 year, respectively.

16.	INCOME TAX EXPENSE

Continuing operations

Income tax expense consisted of the following:

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense:
PRC	113,045	64,352	56,432
Hong Kong	23,665	29,923	20,926
US	2,633	2,455	450
Canada	-	44	-
Deferred income tax (benefit) expense:
PRC	(2,716)	(3,749)	17,318
Canada	(49)	67	(261)
US	-	(28)	8,050
UK	(42,402)	(34,145)	83,003
Total income tax expense:	94,176	58,919	185,918

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

UK

Prior to April 1, 2023, the Company’s subsidiaries operating in UK were subjected to income tax rate at 19%. Form April 1, 2023, the income tax rate for the Company’s subsidiaries operating in UK changed to 25%.

Canada

Can-Achieve International Education Limited (Vancouver) operating in Vancouver and Can-Achieve Academy Limited operating in Toronto are subject to income tax rate ranging from 26% to 26.5% according to the province tax rates.

16.	INCOME TAX EXPENSE - continued

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

Zhuhai Bright Scholar is a company registered in Hengqin New Area whose main business, providing outsourcing consulting services, falls within the preferential enterprise income tax (“EIT”) catalogue of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 60% of its total revenue. Zhuhai Bright Scholar was classified as a domestically-owned enterprise in Hengqin New Area, Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 24, 2017 (date of incorporation). Zhuhai Bright Scholar met the relevant requirements and was eligible for the preferential EIT rate on or before August 31, 2022. Due to the failure to meet the abovementioned 60% requirement, Zhuhai Bright Scholar adopted to the EIT rate of 25% during the year ended August 31, 2023.

Chengdu Laizhe Education and Technology Co., Ltd. established in the western development area of the PRC was subject to preferential tax rate of 15% of taxable profit for the years ended August 31, 2021, 2022 and 2023. Chengdu Zhimeng Business Information Consulting Co., Ltd. also established in the western development area of the PRC is subject to preferential tax rate of 15% of taxable profit in calendar year 2023.

Entities qualified as Software Enterprises (“SEs”) enjoy EIT exemption for two years starting from its first profitable calendar year, followed by a 50% reduction for the subsequent three calendar years. Chengdu Zhi Yi Meng Software Technology Co., Ltd. was qualified as SEs and enjoyed the zero preferential tax rate in calendar year 2019 and 2020, and was subject to 50% reduction of EIT at 12.5% preferential tax rate in calendar year 2021, 2022 and 2023.

Further, according to Caishui [2019]13 No.2, certain subsidiaries in the PRC qualified as “small-scaled minimal profit enterprise”. The first RMB 1,000 of taxable income earned by a qualified company is subject to preferential income tax rate of 5%, while the remaining profits will be subject to income tax rate of 10%, in calendar year 2020. According to Announcement [2021] No.12 from the Ministry of Finance and the State Administration of Taxation (“MOF&SAT”), these PRC subsidiaries are subject to preferential income tax rate of 2.5% and 10% for the first RMB 1,000 of taxable income and remaining profit respectively, in calendar year 2021. While according to Announcement [2022] No.13 from the MOF&SAT subsequently issued, the applicable preferential income tax rate is 2.5% and 5% for the first RMB 1,000 of taxable income and remaining profit respectively, in calendar year 2022. According to Announcement [2023] No.6 from the MOF&SAT subsequently issued, these PRC subsidiaries are subject to preferential income tax rate of 5% for the taxable income in calendar year 2023.There are numbers of PRC subsidiaries with minimum taxable income, as such, are subject to preferential income tax rate of 5%.

16.	INCOME TAX EXPENSE - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of August 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	184,081	201,482
Less: valuation allowance	(98,978)	(199,672)
Total deferred tax assets	85,103	1,810
Deferred tax liabilities:
Intangible assets	21,707	21,893
Withholding tax	-	20,200
Total deferred tax liabilities	21,707	42,093

Movement in valuation allowance is as follows:

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Beginning balance	61,448	98,081	98,978
Additions from acquisition	2,070	-	-
Additions	46,488	14,442	181,280
Decrease from disposal of subsidiaries	-	-	(8,244)
Reversal	(11,789)	(13,293)	(41,141)
Expired	(136)	(252)	(31,201)
Ending balance	98,081	98,978	199,672

As of August 31, 2021, 2022 and 2023, the tax loss carry-forward in the PRC amounted to RMB 396,192, RMB 399,660 and RMB 288,316 respectively, which would expire by the end of calendar year 2026, 2027 and 2028. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 98,081, RMB 98,978 and RMB 199,672 had been established as of August 31, 2021, 2022 and 2023, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

For the year ended August 31, 2023, the Group recognized a full valuation allowance amounting to approximately RMB 128,781 against its Overseas Schools’ deferred tax assets. This determination was based on the assessment of the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred by Overseas Schools for the recent three years. The presence of a three-year cumulative loss limits the ability to consider other objective evidence, such as the Group’s expectations of future taxable income and projections for growth of Overseas Schools.

The total deferred tax assets of RMB 85,103 and RMB 1,810 as of August 31, 2022 and 2023, was mainly attributed to the deductible tax losses carry-forward arising from Overseas Schools, and certain overseas and RPC subsidiaries, respectively.

16.	INCOME TAX EXPENSE - continued

PRC - continued

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in consolidated financial statements for the years ended August 31, 2021, 2022 and 2023.

The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2023, the Group is subject to examination of the PRC tax authorities.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in year 2021, 2022 and 2023 to income before income taxes and the actual provision for income tax were as follows:

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Net loss before provision for income tax after elimination adjustment	(439,952)	(604,871)	(200,566)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(109,988)	(151,218)	(50,142)
Effect of intercompany transactions between continuing and discontinued operations	154,947	-	-
Effect of expenses that are not deductible in determining taxable profit*	66,668	180,404	107,020
Unrecognized tax losses	46,488	14,442	181,280
Utilization of tax losses previously not recognized	(11,789)	(13,293)	(41,141)
Effect of tax rate difference from tax holiday and statutory rate in other jurisdictions	(51,815)	7,604	(36,275)
Withholding tax expense**	-	25,000	20,200
Impact of change in tax rate in UK	-	-	2,797
Others	(335)	(4,020)	2,179
Income tax expense recognized in profit or loss	94,176	58,919	185,918

Note*:	Included in the expenses that are not deductible in determining taxable profit were primarily related to impairment loss, share based compensation and non-deductible expenses arose from Overseas Schools.

Note**:	The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of August 31, 2022, the Group has recorded RMB 25,000 for dividend withholding tax related to the distributed earnings of Zhuhai Bright Scholar to its immediate holding company Time Education China Holdings Limited located in Hong Kong. As of August 31, 2023, the Group expects to distribute a portion of the earnings (RMB 202,000) of Zhuhai Bright Scholar to Time Education China Holdings Limited, and hence accrued a withholding tax of RMB 20,200 at the year end. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.

If the tax holidays granted to certain schools and entities of the Group were not available, the Group’s income tax expense would have increased by RMB 66,742, RMB 12,397 and RMB 8,093 for the years ended August 31, 2021, 2022 and 2023, respectively. The basic net earnings or loss per share attributable to the Company would decrease in earning or increase in loss by RMB 0.56, RMB 0.10 and RMB 0.07 for the years ended August 31, 2021, 2022 and 2023, respectively.

17.	EARNINGS (LOSS) PER SHARE

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator used in basic and diluted earnings/(loss) per share:
Net loss attributable to Bright Scholar Education Holdings Limited from continuing operations	(540,768)	(709,340)	(395,134)
Net income attributable to Bright Scholar Education Holdings Limited from discontinued operations	487,963	-	-
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	(52,805)	(709,340)	(395,134)
Shares (denominator):
Weighted average ordinary shares outstanding used in calculating earnings/(loss) per share—basic and diluted	119,220,331	118,697,495	118,669,795
Net earnings/(loss) per share attributable to ordinary shareholders — basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	(4.54)	(5.98)	(3.33)
Net income from discontinued operations attributable to ordinary shareholders	4.09	-	-
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	(0.45)	(5.98)	(3.33)

As of August 31, 2021, 2022 and 2023, there were 759,525, 684,574 and 656,125 employee share options or non-vested ordinary shares excluded from the computation of diluted net earnings/(loss) per share in the periods presented, as their inclusion would have been anti-dilutive for the years presented.

18.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Foshan Shunde Country Garden Property Development Co., Ltd.	Entities controlled by Ms. Huiyan Yang (“Ms. H”)*
Huidong Country Garden Real Estate Development Co., Ltd.	Entities controlled by Ms. H*
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	Entities controlled by Ms. H*
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	Entities controlled by Ms. H*
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by Ms. H*
Guangdong Chengjia Design Co., Ltd.	Entities controlled by Ms. H*
Guangdong Elite Architectural Co., Ltd.	Entities controlled by Ms. H*
Guangdong Biyouwei Catering Co., Ltd.	Entities controlled by Ms. H*
Kaiping Country Garden Property Development Co., Ltd.	Entities controlled by Ms. H*
Chuzhou Country Garden Property Development Co., Ltd.	Entities controlled by Ms. H*
Dongguan World Expo Xintiandi Property Investment Co., Ltd.	Entities controlled by Ms. H*
Shaoguan Shunhong Real Estate Development Co., Ltd.	Entities controlled by Ms. H*
Fine Nation Group Limited	Entities controlled by the immediate family of Ms. H*
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd.	Non-controlling interest shareholder of a subsidiary of the Group

Name of Affected Entities
BGY Education Investment and its affiliates**	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Phoenix City Bilingual Kindergarten and other non-for-profit Kindergartens**	Entities controlled by Ms. Meirong Yang, the shareholder of the Group

Note*:	Ms. H served as the chairperson for the year ended August 31, 2021 and 2022.The Board has accepted Ms. H’s resignation and appointed Mr. Hongru Zhou as the chairman of the Board on November 29, 2022, the appointment is effective on November 30, 2022.

Note**:	These entities were deconsolidated on August 31, 2021 due to the effectiveness of the Implementation Rules stated in Note 2(a), and became the related parties of the Group since September 1, 2021.

18.	RELATED PARTY TRANSACTIONS - continued

The Group entered into the following transactions with its related parties:

The Group has purchased services and materials from related parties at negotiated prices for a total amount of RMB 13,863 for the year ended August 31, 2021, of which RMB 7,610 was related to discontinued operations for the year ended August 31, 2021. Details of related party transactions in continuing operations for the years ended August 31, 2021, 2022 and 2023 are as follows:

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by Ms. H are as below
Foshan Shunde Country Garden Property Development Co., Ltd.	1,328	4,456	4,254
Huidong Country Garden Real Estate Development Co., Ltd.	2,969	1,623	7,050
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	-	-	237
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	380	-	-
Dongguan World Expo Xintiandi Property Investment Co., Ltd.	-	-	3,560
Others	1,576	2,751	2,649
Total	6,253	8,830	17,750

The Group has received construction services from related parties at negotiated prices for a total amount of RMB 1,427 for the year ended August 31, 2021, of which RMB 144 was related to discontinued operations for the year ended August 31, 2021. Details of related party transactions in continuing operations for the years ended August 31, 2021, 2022 and 2023 are as follows:

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Construction services provided by other entities controlled by the Ms. H are as below
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	603	-	-
Guangdong Chengjia Design Co., Ltd.	680	339	133
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	-	1,910	-
Others	-	3	-
Total	1,283	2,252	133

18.	RELATED PARTY TRANSACTIONS - continued

The Group has paid interest expense to related parties at negotiated prices for a total amount of RMB nil, RMB 11,118 and RMB nil for the years ended August 31, 2021, 2022 and 2023, respectively. Details of related party transactions in continuing operations for the years ended August 31, 2021, 2022 and 2023 are as follows:

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Interest expense paid to the related parties are as below
Fine Nation Group Limited (1)	-	6,946	-
BGY Education Investment (2)	-	4,172	-
Total	-	11,118	-

(1)	On July 22, 2022, the Group issued a Promissory Note (the “Note”) to Fine Nation Group Limited with a principal amount of USD 130,000 (approximately RMB 877,487) at an interest rate of 7.45% per annum. As of August 31, 2022, the Note had been fully offset with the Group’s short-term investments in accordance to the agreement among the Group, Fine Nation Group Limited and the investment management institution.

(2)	On July 12, 2022, the Group borrowed a short term loan from BGY Education Investment amounting to RMB 480,000 at an interest rate of 7.45% per annum, which had been fully paid as of August 31, 2022.

The Group has disposed property and equipment at negotiated price to related parties for a total amount of RMB nil, RMB 57,998 and RMB nil for the years ended August 31, 2021, 2022 and 2023. Details of related party transactions in continuing operations for the years ended August 31, 2021, 2022 and 2023 are as follows:

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Property and equipment disposed to the related parties are as below
BGY Education Investment (1)	-	57,998	-

(1)	On February 28, 2022, the Group has disposed of property and equipment to BGY Education Investment in total consideration of RMB 57,998, which is equal to the carrying amount of theses property and equipment as of the transaction date.

18.	RELATED PARTY TRANSACTIONS - continued

The Group provided services at negotiated price to related parties for a total amount of RMB 4,745 for the year ended August 31, 2021, of which RMB 508 was related to discontinued operations for the year ended August 31, 2021. Details of related party transactions in continuing operations for the years ended August 31, 2021, 2022 and 2023 are as follows:

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Services provided to other entities controlled by Ms. H are as below
Phoenix City Bilingual Kindergarten and other non-for-profit Kindergartens (1)	-	53,197	26,434
Kaiping Country Garden Property Development Co., Ltd.	1,013	-	-
Guangdong Biyouwei Catering Co., Ltd.	755	97	-
Foshan Shunde Country Garden Property Development Co., Ltd.	424	-	-
Others	650	-	-
Total	2,842	53,294	26,434

(1)	The amount represented the management fees charged for the provision of services to the Phoenix City Bilingual Kindergarten and other non-for-profit kindergartens.

During the fiscal year 2022 and 2023, other than the services above, the Group provided various types of services to keep the Affected Entities open without entering into any service contract. Services provided to the Affected Entities include marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, all of which were conducted through the centralized management system in the Group’s headquarters. The Group does not expect to be entitled to any compensation in exchange for those services, and therefore does not recognize relevant revenues. This centralized management system provided services to the Affected Entities without charges together with other kindergartens that the Group charged services fee for. As the Group did not track the costs incurred by the services center separately among different service recipients, and majority of the costs are staff costs incurred by the service centers, there are significant limitations for the Group to accurately determine the costs attributable to providing services to the Affected Entities. As a result, such costs related to services provided to the Affected Entities are not disclosed. However, in May and June 2023, the related staff had transferred out from the services center in the Group’s headquarters and the Group ceased to provide such free services.

The following table presents amounts owed from and to related parties as of August 31, 2022 and 2023:

	As of August 31,
	2022	2023
	RMB	RMB
Amounts due from related parties
BGY Education Investment and its affiliates (1)	185,366	190,404
Shaoguan Shunhong Real Estate Development Co., Ltd. (2)	10,000	10,000
Kaiping Country Garden Property Development Co., Ltd. (3)	1,060	1,060
Others	772	380
Less: allowance for Amounts due from related parties	(572)	(13,399)
Total	196,626	188,445

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts mainly represent the acquisition payable paid on behalf of BGY Education Investment and its affiliates, and the receivables from disposal of property and equipment to BGY Education investment.

(2)	The amounts represent the expense paid on behalf of Shaoguan Shunhong Real Estate Development Co., Ltd.. For the year ended August 31, 2023, the Group provided a full allowance for it.

(3)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd.. For the year ended August 31, 2023, the Group provided a full allowance for it.

18.	RELATED PARTY TRANSACTIONS - continued

	As of August 31,
	2022	2023
	RMB	RMB
Amounts due to related parties
BGY Education Investment and its affiliates (1)	307,587	265,745
Chuzhou Country Garden Property Development Co., Ltd. (2)	30,769	30,769
Huidong Country Garden Real Estate Development Co., Ltd. (3)	1,833	7,713
Others	2,843	7,224
Total	343,032	311,451

Amounts due to related parties are non-interest bearing, unsecured, and payable on demand.

	As of August 31,
	2022	2023
	RMB	RMB
Other non-current liabilities due to related parties
Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. (4)	11,197	-
Total	11,197	-

Other non-current liabilities due to related parties are non-interest bearing and unsecured.

(1)	The amounts mainly represent the acquisition payables to BGY Education Investment and its affiliates for the acquisition of certain PRC subsidiaries under common control in fiscal year 2021.

(2)	The amounts mainly represent financing funds from other entities controlled by Ms. H, for the purpose of maintaining daily operation of certain schools.

(3)	The amounts represent the rental payables to Huidong Country Garden Property Development Co., Ltd. for certain short-term leases.

(4)	The amounts represent the acquisition payables to Gongqingcheng Yuansen Commercial Information Consulting Center Ltd. for the acquisition of Leti in fiscal year 2021 (Note 4).

19.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of August 31, 2022 and 2023, future minimum capital commitments under non-cancelable contracts were as follows:

	As of August 31,
	2022	2023
	RMB	RMB
Capital commitment for construction of schools	10,764	4,610
Capital commitment for an equity method investment	208,866	208,866
Total	219,630	213,476

Contingent liabilities

The Group has been named in a number of lawsuits arising in its ordinary course of business. Although the outcome of those lawsuits are uncertain, the Group does not believe the possibility of a material loss is probable.

20.	NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from August 31, 2020 through August 31, 2023.

	Can-achieve	Xinqiao Group	Chengdu Yinzhe	Wuhan Sannew	Hangzhou Impression	Linstitute	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2020	121,870	34,039	74,435	72,994	27,138	28,573	27,402	386,451
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	1,370	1,370
Income/(loss) attributable to non-controlling interests	277	(34,039)	77	(72,994)	(916)	8,730	(14,133)	(112,998)
Foreign currency translation	66	—	—	—	—	—	(175)	(109)
Acquisition of a subsidiary (Note 4)	—	—	—	—	—	—	18,012	18,012
Acquisition of additional interest in a subsidiary of non-controlling interests*	—	—	(14,980)	—	—	—	—	(14,980)
Distribution of dividends to non-controlling interest shareholders	(14,330)	—	—	—	(1,053)	(2,314)	—	(17,697)
Balance at August 31, 2021	107,883	—	59,532	—	25,169	34,989	32,476	260,049
Capital injection from non-controlling interest shareholders	—	—	—	—	—	—	6,160	6,160
(Loss)/income attributable to non-controlling interests	(351)	—	2,694	—	183	7,099	(3,822)	5,803
Foreign currency translation	83	—	—	—	—	—	—	83
Acquisition of additional interest in a subsidiary of non-controlling interests*	—	—	(12,183)	—	—	—	(6,798)	(18,981)
Distribution of dividends to non-controlling interest shareholders	—	—	(12,522)	—	(1,451)	(8,802)	(4,698)	(27,473)
Balance at August 31, 2022	107,615	—	37,521	—	23,901	33,286	23,318	225,641
Capital injection from non-controlling interest shareholders	5	—	—	—	—	—	760	765
Income/(loss) attributable to non-controlling interests	915	—	2,213	—	384	10,104	(5,305)	8,311
Foreign currency translation	(54)	—	—	—	—	—	—	(54)
Disposal of a subsidiary to an entity under common control	—	—	—	—	—	—	2,181	2,181
Acquisition of additional interest in a subsidiary of non-controlling interests*	—	—	(12,895)	—	—	(6,991)	—	(19,886)
Distribution of dividends to non-controlling interest shareholders	(26,177)	—	(9,721)	—	(1,926)	(15,475)	(5,005)	(58,304)
Exemption for future capital injection	—	—	—	—	—	—	(3,607)	(3,607)
Balance at August 31, 2023	82,304	—	17,118	—	22,359	20,924	12,342	155,047

Note*:

During the year ended August 31, 2021, the Company acquired additional 5% of equity interests in Chengdu Yinzhe from a non-controlling interest shareholder with total cash consideration of RMB 16,670. The net carrying amount of the acquired non-controlling interests was RMB 14,980 and the difference of RMB 1,690 was charged to additional paid in capital of the Company accordingly. During the year ended August 31, 2022, the Company further acquired additional 5% of equity interests in Chengdu Yinzhe from a non-controlling interest shareholder with total cash consideration of RMB 12,708. The net carrying amount of the acquired non-controlling interests was RMB 12,183 and the difference of RMB 525 was charged to additional paid in capital of the Company accordingly. During the year ended August 31, 2023, the Company further acquired additional 5% of equity interest in Chengdu Yinzhe from a non-controlling interest shareholder with total cash consideration of RMB 12,741. The net carrying amount of the acquired non-controlling interests was RMB 12,895 and the difference of RMB (154) was charged to additional paid in capital of the Company accordingly. As of August 31, 2023, the equity interest of the Company in Chengdu Yinzhe is 90%.

20.	NON-CONTROLLING INTERESTS - continued

During the year ended August 31, 2022, the Company acquired additional 25% of equity interests in FGE from a non-controlling interest shareholder with total cash consideration of RMB 30,874. The net carrying amount of the acquired non-controlling interests was RMB 6,798 and the difference of RMB 24,076 was charged to additional paid in capital of the Company accordingly. As of August 31, 2022 and 2023, the equity interest of the Company in FGE is 100%.

During the year ended August 31, 2023, the Company acquired additional 9% of equity interest in Linstitute from a non-controlling interests shareholder with total cash consideration of RMB 15,022. The net carrying amount of the acquired non-controlling interests was RMB 6,991 and the difference of RMB 8,031 was charged to additional paid in capital of the Company accordingly. As of August 31, 2023, the equity interest of the Company in Linstitute is 60%.

21.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group.

During the year ended August 31, 2021, in response to the Implementation Rules, the Group reorganized its business units and made change in its reportable segments. As of August 31, 2021, 2022 and 2023, the Group has identified three reportable segments, including Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

For the year ended August 31, 2021

	Continuing operations
	Overseas Schools	Complementary Education Services	Domestic Kindergartens & K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	502,607	625,640	273,533	1,401,780
Costs of revenue	(513,871)	(382,548)	(283,844)	(1,180,263)
Segment gross (loss)/profit	(11,264)	243,092	(10,311)	221,517

21.	SEGMENT INFORMATION - continued

For the year ended August 31, 2022

	Continuing operations
	Overseas Schools	Complementary Education Services	Domestic Kindergartens & K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	652,773	636,615	424,577	1,713,965
Costs of revenue	(574,744)	(373,753)	(288,809)	(1,237,306)
Segment gross profit	78,029	262,862	135,768	476,659

For the year ended August 31, 2023

	Continuing operations
	Overseas Schools	Complementary Education Services	Domestic Kindergartens & K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	809,488	845,970	468,293	2,123,751
Costs of revenue	(657,099)	(511,799)	(357,521)	(1,526,419)
Segment gross profit	152,389	334,171	110,772	597,332

The Group’s CODM review the financial position at consolidated level, thus total assets of each operating segment is not presented.

21.	SEGMENT INFORMATION - continued

GEOGRAPHIC INFORMATION

The Group’s revenues are attributed to geographic areas based on the selling location.

The following table presents total revenues from continuing operations for the years ended August 31, 2021, 2022 and 2023 from a geographical perspective:

	For the year ended August 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues from sales originated:
China **	911,562	1,099,735	1,354,874
Canada	9,265	7,013	3,263
US	61,641	89,309	112,840
UK	419,312	517,908	652,774
Total	1,401,780	1,713,965	2,123,751

The following table presents long-lived assets from continuing operations including property and equipment, net, and operating lease right-of-use assets as of August 31, 2022 and 2023 from a geographical perspective:

	As of August 31,
	2022	2023
	RMB	RMB
China **	250,623	226,418
US	320,437	378,691
UK	1,276,050	1,358,563
Total	1,847,110	1,963,672

**	Includes mainland China and Hong Kong.

22.	CONTRIBUTION PLAN

In mainland China, full-time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 166,765, RMB 33,002 and RMB 39,859 for the years ended August 31, 2021, 2022 and 2023, respectively, of which RMB 139,367 was related to discontinued operations for the year ended August 31, 2021.

The Company also provides other defined contribution plans for the benefit of overseas employees. Total contribution for such employee benefits for the years ended August 31, 2021, 2022 and 2023 were recorded in consolidated statements of operations in an amount of RMB 27,350, RMB 29,434 and RMB 32,393, respectively.

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations applicable to the Group’s entities in the PRC, the Group is required to make appropriations from net income as determined in accordance with the accounting principles generally accepted in the PRC to non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, and in private school sector, the PRC laws and regulations require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital.

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2021, 2022 and 2023, the Group made apportions of RMB 1,909, RMB 12,341 and RMB 5,283 to the statutory surplus reserve fund, respectively, and RMB nil, RMB nil and RMB nil to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the accounting principles generally accepted in the PRC, the PRC entities are restricted from transferring a portion of their net assets to the Group. Restricted net assets include paid-in capital, additional paid-in capital, and the statutory reserve of the Company’s PRC subsidiaries and VIEs. As of August 31, 2023, the balance of paid-in capital, additional paid-in capital, and the statutory reserve of such entities was RMB 161,035, RMB 9,556 and RMB 39,435, respectively. Therefore, the total of restricted net assets was RMB 210,026 as of August 31, 2023.

24.	SUBSEQUENT EVENT

Since September 1, 2023, the Group ceased the business operation of a subsidiary that provides boarding service to the students, which contributed approximately 5% of the revenue to the Group in fiscal year 2023.