Form 20-F/A
period 2023-08-31
Bright Scholar Education Holdings Ltd
filed 2024-09-20
CIK 1696355

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Auditor Name:	Auditor Location:	Auditor Firm ID:
Deloitte Touche Tohmatsu Certified Public Accountants LLP	Shenzhen, China	PCAOB ID 1113

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F for the fiscal year ended August 31, 2023 (the “Amendment No. 1”) of Bright Scholar Education Holdings Limited (the “Company”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2024 (the “Original Filing”), is being filed solely for purposes of correcting a clerical error in Item 15 of the Original Filing regarding management’s conclusions regarding the effectiveness of internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of August 31, 2023, which was inadvertently and incorrectly stated as not effective in the Original Filing.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing as exhibits to this Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing, or January 2, 2024. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any event that has occurred after the filing of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s filings with the SEC subsequent to the filing of the Original Filing.

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

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.4	Indenture, dated as of July 31, 2019, among Bright Scholar Education Holdings Limited, its Subsidiary Guarantors and The Bank of New York Mellon, London Branch, as the Trustee (incorporated by reference to Exhibit 2.4 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on June 21, 2023)
3.1	English translation of acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang dated February 8, 2017 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.1	Form of employment agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.2	Form of indemnification agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.3	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang, dated January 25, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.4	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.5	English translation of power of attorney granted by BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.6	English translation of power of attorney granted by Ms. Meirong Yang dated January 25, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.7	English translation of power of attorney granted by Mr. Wenjie Yang dated January 25, 2017. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

Exhibit No.	Description of Exhibit
4.8	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.9	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.10	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. dated June 14, 2017 (incorporated by reference to Exhibit 4.10 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.11	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Kindergarten dated August 30, 2017 (incorporated by reference to Exhibit 4.12 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.12	English Translation of Rights and Obligations Assumption Letter executed by Chuzhou Country Garden Foreign Language School dated October 13, 2017 (incorporated by reference to Exhibit 4.13 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.13	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden Jade Bay Kindergarten dated July 5, 2017 (incorporated by reference to Exhibit 4.14 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.14	English Translation of Rights and Obligations Assumption Letter executed by Shaoguan Country Garden English Foreign Language School dated September 3, 2017 (incorporated by reference to Exhibit 4.15 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.15	English Translation of Rights and Obligations Assumption Letter executed by Shenghua Country Garden Bilingual School dated October 10, 2017 (incorporated by reference to Exhibit 4.16 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.16	English Translation of Rights and Obligations Assumption Letter executed by Kaiping Country Garden School dated September 25, 2017 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 7, 2017)
4.17	English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao-Jinxiu Longcheng Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.17 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.18	English Translation of Rights and Obligations Assumption Letter executed by Wuhan East Lake High-tech Development Zone Xinqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.18 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.19	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Dongxihu District Dongqiao Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.19 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.20	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Hongshan District Xinqiao Aijia Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.20 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.21	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qingshan District Xinqiao Bilingual Kindergarten dated October 22, 2018 (incorporated by reference to Exhibit 4.21 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.22	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaosheng Education Investment Co., Ltd. dated October 23, 2018 (incorporated by reference to Exhibit 4.22 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)

Exhibit No.	Description of Exhibit
4.23	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Country Garden Guilanshan Kindergarten Co., Ltd. dated November 3, 2018 (incorporated by reference to Exhibit 4.23 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.24	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Yinzhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.24 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.25	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Laizhe Education and Technology Co., Ltd. dated December 13, 2018 (incorporated by reference to Exhibit 4.25 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.26	Business and Asset Sale and Purchase Agreement in relation to the sale and purchase of the Business and Asset of Bournemouth Collegiate School dated October 1, 2018 (incorporated by reference to Exhibit 4.26 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.27	English Translation of Rights and Obligations Assumption Letter executed by Hubei Sannew Education Development Limited dated December 15, 2019 (incorporated by reference to Exhibit 4.27 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.28	English Translation of Rights and Obligations Assumption Letter executed by Sannew American Middle School dated December 20, 2019 (incorporated by reference to Exhibit 4.28 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.29	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Mierdun Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.29 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.30	English Translation of Rights and Obligations Assumption Letter executed by Heze Qiqiaoban Education Technology Limited dated December 10, 2019 (incorporated by reference to Exhibit 4.30 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.31	English Translation of Rights and Obligations Assumption Letter executed by Heze Development Zone Electric Kindergarten dated December 9, 2019 (incorporated by reference to Exhibit 4.31 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.32	English Translation of Rights and Obligations Assumption Letter executed by HeZe Qiqiaoban Juancheng Kindergarten dated December 10, 2019 (incorporated by reference to Exhibit 4.32 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.33	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue International Travel Limited dated December 12, 2019 (incorporated by reference to Exhibit 4.33 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.34	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Huihua Education Consulting Co., Ltd. dated December 12, 2019 (incorporated by reference to Exhibit 4.34 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.35	Purchase Agreement in relation to the issuance and sales of US$300,000,000 7.45% Senior Notes due 2022 to the Initial Purchaser dated July 24, 2019 (incorporated by reference to Exhibit 4.35 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.36	Sale and Purchase Agreement relating to CATS Colleges Holdings Limited dated July 5, 2019 (incorporated by reference to Exhibit 4.36 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.37	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, Beijing Haidian Bright Scholar Training School and Beijing Elib Technology Co., Ltd., dated November 26, 2019 (incorporated by reference to Exhibit 4.37 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.38	English Translation of Rights and Obligations Assumption Letter executed by Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd. dated August 31, 2019 (incorporated by reference to Exhibit 4.38 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.39	English Translation of Rights and Obligations Assumption Letter executed by Heze Economic Development Zone Qiqiaoban -OTC Kindergarten dated September 30, 2020 (incorporated by reference to Exhibit 4.39 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.40	English Translation of Rights and Obligations Assumption Letter executed by Cao xian Qiqiaoban Kindergarten dated December 15, 2020 (incorporated by reference to Exhibit 4.40 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.41	English Translation of Rights and Obligations Assumption Letter executed by Guangyuan Lizhou Kasijia Kindergarten dated August 31, 2019 (incorporated by reference to Exhibit 4.41 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.42	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue Tianxia International Travel Limited dated January 31, 2020 (incorporated by reference to Exhibit 4.42 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.43	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Zhiyimeng Software Technology Co., Ltd. dated July 25, 2019 (incorporated by reference to Exhibit 4.43 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.44	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Xingzhu Information Technology Co., Ltd. dated August 31, 2019 (incorporated by reference to Exhibit 4.44 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.45	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Humen Bright Scholar Country Garden Kindergarten dated December 2, 2020 (incorporated by reference to Exhibit 4.45 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.46	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Ronggui Street Country Garden Kindergarten dated June 16, 2020 (incorporated by reference to Exhibit 4.46 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.47	English Translation of Rights and Obligations Assumption Letter executed by Dongguan Dongcheng Bright Scholar Kindergarten Co., Ltd. dated March 31, 2020 (incorporated by reference to Exhibit 4.47 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.48	English Translation of Rights and Obligations Assumption Letter executed by Huizhou Huiyang Lelebao Shenhui City Kindergarten Co., Ltd. dated December 10, 2020 (incorporated by reference to Exhibit 4.48 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.49	English Translation of Rights and Obligations Assumption Letter executed by Chengdu Pidu Bright Scholar Kindergarten Co., Ltd. dated December 3, 2020 (incorporated by reference to Exhibit 4.49 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.50	English Translation of Rights and Obligations Assumption Letter executed by Tianjin Beichen Lelebao Kindergarten dated August 30, 2020 (incorporated by reference to Exhibit 4.50 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.51	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Zengcheng Fettes College Kindergarten Co., Ltd. dated June 15, 2020 (incorporated by reference to Exhibit 4.51 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.52	English Translation of Rights and Obligations Assumption Letter executed by Guigang Gangbei Country Garden Lelebao Kindergarten dated October 21, 2020 (incorporated by reference to Exhibit 4.52 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.53	English Translation of Rights and Obligations Assumption Letter executed by Jinan Zhangqiu Phoenix City Lelebao Kindergarten dated December 14, 2020 (incorporated by reference to Exhibit 4.53 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.54	English Translation of Rights and Obligations Assumption Letter executed by Heze Mudan District Cultural City Kindergarten dated December 17, 2020 (incorporated by reference to Exhibit 4.54 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.55	English Translation of Rights and Obligations Assumption Letter executed by Fettes College Experimental School of Zengcheng, Guangzhou dated June 15, 2020 (incorporated by reference to Exhibit 4.55 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.56	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Huodai Commercial Information Consulting Co., Ltd. dated July 20, 2020 (incorporated by reference to Exhibit 4.56 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.57	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Youxun Education Technology Co., Ltd. dated May 26, 2020 (incorporated by reference to Exhibit 4.57 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.58	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanlin Education Technology Co., Ltd. dated July 20, 2020 (incorporated by reference to Exhibit 4.58 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.59	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lebeimeng Education Consulting Co., Ltd. dated November 29, 2019 (incorporated by reference to Exhibit 4.59 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.60	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lelebao Education Technology Co., Ltd. dated November 30, 2019 (incorporated by reference to Exhibit 4.60 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.61	English Translation of Rights and Obligations Assumption Letter executed by Jinan Boshixing Education Consulting Co., Ltd. dated January 27, 2020 (incorporated by reference to Exhibit 4.61 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.62	English Translation of Rights and Obligations Assumption Letter executed by Jining Boshiwei Education Consulting Limited dated October 29, 2019 (incorporated by reference to Exhibit 4.62 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.63	English Translation of Rights and Obligations Assumption Letter executed by Taishan Lebeimeng Education Consulting Co., Ltd. dated December 26, 2019 (incorporated by reference to Exhibit 4.63 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.64	English Translation of Rights and Obligations Assumption Letter executed by Weifang Boshixin Education Consulting Co., Ltd. dated March 29, 2020 (incorporated by reference to Exhibit 4.64 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.65	English Translation of Rights and Obligations Assumption Letter executed by Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.65 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.66	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.66 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.67	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Bolai Training Center Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.67 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.68	English Translation of Rights and Obligations Assumption Letter executed by Wuhan Qiaokou Mierdun Training School Limited dated November 20, 2019 (incorporated by reference to Exhibit 4.68 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.69	English translation of supplemental agreement to the exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, BGY Education Investment, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021 (incorporated by reference to Exhibit 4.69 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.70	English translation of equity transfer framework agreement among BGY Education Investment, Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd., Hubei Sannew Education Development Limited, Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021 (incorporated by reference to Exhibit 4.70 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.71	English translation of supplementary power of attorney granted by Ms. Meirong Yang dated August 13, 2021 (incorporated by reference to Exhibit 4.71 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.72	English translation of supplementary power of attorney granted by Mr. Wenjie Yang dated August 13, 2021 (incorporated by reference to Exhibit 4.72 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.73	English translation of power of attorney granted by Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.73 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.74	English translation of power of attorney granted by Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.74 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.75	English translation of power of attorney granted by Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.75 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.76	English translation of power of attorney granted by Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.76 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.77	English translation of power of attorney granted by Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.77 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.78	English translation of power of attorney granted by Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.78 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.79	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.79 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.80	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.80 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.81	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.81 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.82	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.82 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.83	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.83 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.84	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.84 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)

Exhibit No.	Description of Exhibit
4.85	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.85 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.86	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.86 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.87	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.87 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.88	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.88 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.89	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.89 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.90	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.90 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.91	English Translation of Rights and Obligations Assumption Letter executed by Aijia Education Training (Shanghai) Co., Ltd. dated May 20, 2021 (incorporated by reference to Exhibit 4.91 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.92	English Translation of Rights and Obligations Assumption Letter executed by Anqiu Lelebao Kindergarten dated April 14, 2021 (incorporated by reference to Exhibit 4.92 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.93	English Translation of Rights and Obligations Assumption Letter executed by Beijing Bright Scholar Education Consulting Limited Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.93 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.94	English Translation of Rights and Obligations Assumption Letter executed by Beijing Chaoyang Bright Scholar Training School dated August 31, 2021 (incorporated by reference to Exhibit 4.94 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.95	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Elan Education Consulting Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.95 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.96	English Translation of Rights and Obligations Assumption Letter executed by Henan Lelebao Education Consulting Management Co. Ltd. dated May 21, 2021 (incorporated by reference to Exhibit 4.96 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.97	English Translation of Rights and Obligations Assumption Letter executed by Jurong Lelebao Yunxiyuan Kindergarten dated May 21, 2021 (incorporated by reference to Exhibit 4.97 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.98	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Xinghanhai Education Technology Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.98 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.99	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Yuhanlin Education Technology Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.99 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)

Exhibit No.	Description of Exhibit
4.100	English Translation of Rights and Obligations Assumption Letter executed by Shenzhen Elan Education Training Co., Ltd. dated August 31, 2021 (incorporated by reference to Exhibit 4.100 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.101	English Translation of Rights and Obligations Assumption Letter executed by Shouguang Feicui Huafu Lelebao Kindergarten dated April 21, 2021 (incorporated by reference to Exhibit 4.101 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.102	English Translation of Rights and Obligations Assumption Letter executed by Tianjin Wuqing Ziquantingyuan Lelebao Kindergarten dated February 24, 2021 (incorporated by reference to Exhibit 4.102 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.103	English Translation of Rights and Obligations Assumption Letter executed by Xianning Bright Scholar Country Garden Bilingual School dated June 8, 2021 (incorporated by reference to Exhibit 4.103 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.104	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leti Culture and Tourism Development Co., Ltd. dated November 24, 2021 (incorporated by reference to Exhibit 4.104 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.105	English Translation of Rights and Obligations Assumption Letter executed by Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd. dated May 6, 2021 (incorporated by reference to Exhibit 4.105 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.106	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leyan Education Management Co., Ltd. dated January 12, 2021 (incorporated by reference to Exhibit 4.106 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.107	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Jingrui International Travel Agency Co., Ltd. dated January 12, 2021 (incorporated by reference to Exhibit 4.107 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.108	English Translation of Rights and Obligations Assumption Letter executed by Fuzhou Leti Camping Operation Management Co., Ltd. dated January 12, 2021 (incorporated by reference to Exhibit 4.108 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.109**	English Translation of Rights and Obligations Assumption Letter executed by Jiangmen Jianghai Bright Scholar Kindergarten Co., Ltd. dated August 11, 2023
4.110**	English Translation of Rights and Obligations Assumption Letter executed by Yongxiu Leti Culture Tourism Management Co., Ltd. dated April 17, 2023
4.111**	English Translation of Rights and Obligations Assumption Letter executed by Beijing Tengyue Culture Service Co., Ltd. dated March 15, 2023
4.112**	English Translation of Rights and Obligations Assumption Letter executed by Qingdao Bright Scholar Chuangjing Education Management Consulting Co., Ltd. dated September 21, 2022
4.113**	English Translation of Rights and Obligations Assumption Letter executed by Zhenjiang Bright Scholar Sports Development Co., Ltd. dated April 7, 2023
4.114**	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Leqi Culture Tourism Management Co., Ltd. dated October 7, 2023
4.115**	English Translation of Rights and Obligations Assumption Letter executed by Jiangxi Hengle Travel Agency Co., Ltd. dated September 28, 2023
4.116**	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Xueyanyoufang Education Technology Co., Ltd. dated August 19, 2022
4.117**	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanboshi Education Technology Co., Ltd. dated August 4, 2022
4.118**	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanbo Education Technology Co., Ltd. dated August 1, 2022
4.119**	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hansu Education Technology Co., Ltd. dated August 3, 2022

Exhibit No.	Description of Exhibit
4.120**	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hankun Education Technology Co., Ltd. dated August 4, 2022
4.121**	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Hanyi Education Technology Co., Ltd. dated August 19, 2022
4.122**	English Translation of Rights and Obligations Assumption Letter executed by Shenzhen Yuhanlin Education Technology Co., Ltd. dated June 5, 2023
4.123**	English Translation of Rights and Obligations Assumption Letter executed by Shanghai Changning Hansailinwen Education Training School dated March 29, 2023
4.124**	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Science Investment Culture and Tourism Development Co., Ltd. dated September 14, 2022
4.125**	English Translation of Rights and Obligations Assumption Letter executed by Pingxiang Leti Camping Operation Management Co., Ltd. dated October 26, 2022
4.126**	English Translation of Rights and Obligations Assumption Letter executed by Guangchang Leti Culture Tourism Management Co., Ltd. dated April 1, 2023
8.1**	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on June 21, 2023)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Consent of JunHe LLP
15.2**	Consent of Deloitte Touche Tohmatus Certified Public Accountants LLP
97.1**	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.sff
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

**	Previously filed or furnished with the Original Filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Ruolei Niu
Name:	Ruolei Niu
Title:	Chief Financial Officer

Date: September 20, 2024