Form 20-F
period 2024-08-31
Bright Scholar Education Holdings Ltd
filed 2024-12-13
CIK 1696355

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR THE SECURITIES ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2024

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

(Address of principal executive offices)

Mr. Ruolei Niu, Chief Executive Officer
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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“ADSs” refers to American depositary shares, each of which represents four Class A ordinary share;

●	“Affected Entities” refers to private schools within China that are affected by the Implementation Rules, entities holding such private schools as well as other enterprises within China that are affected by the Implementation Rules;

●	“A-Level” or “A Levels” refers to the General Certificate of Education (Advanced Level) Examination, a subject-based qualification conferred as part of the General Certificate of Education, as well as a school leaving qualification offered by the educational bodies in the United Kingdom and the educational authorities of British Crown dependencies to students completing secondary or pre-university education;

●	“BGY Education Investment” refers to BGY Education Investment Management Co., Ltd., which was historically controlled and consolidated by Bright Scholar Holdings through contractual arrangements but has been deconsolidated together with its subsidiaries and schools since August 31, 2021;

●	“Bright Scholar Holdings” refers to Bright Scholar Education Holdings Limited, our Cayman Islands holding company;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan and the special administrative regions of Hong Kong and Macau. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future;

●	“Country Garden” refers to Country Garden Holdings Company Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2007), a related party, and its subsidiaries;

●	“fiscal year” refers to the period from September 1 of the previous calendar year to August 31 of the concerned calendar year;

●	“Implementation Rules” refers to the Implementation Rules of the Law for Promoting Private Education, which was issued by the PRC State Council on May 14, 2021 and became effective on September 1, 2021;

●	“learning centers” refers to entities providing after-school education training services, including enrichment education training and extracurricular programs;

●	“ordinary shares” or “shares” refers to our Class A and Class B ordinary shares of par value US$0.00001 per share;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“school” refers to (1) each of our international schools, bilingual schools, overseas schools and kindergartens, unless otherwise specified, before the deconsolidation of BGY Education Investment, (2) each of our overseas schools and domestic for-profit kindergartens, unless otherwise specified, after the deconsolidation of BGY Education Investment but prior to September 1, 2024, and (3) each of our overseas schools, unless otherwise specified, after September 1, 2024, in each case as the context requires;

●	“school year” refers to the annual period of instruction at each school respectively, which customarily runs from September of the previous calendar year to July of the concerned calendar year;

●	“SEC” refers to the Securities and Exchange Commission of the United States;

●	“US$,” “U.S. dollars,” “$” and “dollars” refers to the legal currency of the United States of America;

●	“VIEs” refers to the entities that Bright Scholar Holdings controls and consolidates or used to control and consolidate through contractual arrangements, as the context requires, including (1) BGY Education Investment and the schools and subsidiaries it held, as the context requires, prior to its deconsolidation; (2) Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd. and subsidiaries and schools they hold respectively, as the context requires, before and after the deconsolidation of BGY Education Investment; and (3) Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd. and subsidiaries they hold respectively, as the context requires, after September 1, 2024;

●	“we,” “us,” “our,” and “our company” refers to Bright Scholar Education Holdings Limited and its subsidiaries; and

●	“Zhuhai Bright Scholar” refers to Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd., our wholly-owned subsidiary in China.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the 2022, 2023 and 2024 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.0900 to US$1.00, the noon buying rate in effect on August 30, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 6, 2024, the noon buying rate was RMB7.2700 to US$1.00.

Bright Scholar Holdings is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. Bright Scholar Holdings has contractual arrangements with the VIEs, which control and hold our domestic learning centers and complementary services, and indirectly holds Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIEs. We conduct our business operations through both our consolidated subsidiaries and the VIEs based on certain contractual arrangements. We, together with the VIEs, are subject to PRC laws relating to, among others, prohibitions and restrictions over foreign investments in education services (including the entity providing online education services) set out in the Negative List (2024 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (the “NDRC”). The VIE structure is used to replicate foreign investment in China-based companies and provide investors with exposure to foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIEs, and investors may never hold equity interests in the Chinese operating companies. Instead, as a result of our direct ownership in Zhuhai Bright Scholar and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs for accounting purposes. Accordingly, we have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Neither Bright Scholar Holdings nor its investors have had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the VIEs. The contractual arrangements are not equivalent to an equity ownership in the business of the VIEs and its subsidiaries in China. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to prohibitions and limitation on control of domestic learning centers and complementary services through variable interest vehicle, and foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the uncertainty of PCAOB inspection on our auditors. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has discretion over the conduct of the business of us and the VIEs and may intervene with or influence our operations or the development of the private education industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate.”

Our corporate structure is subject to unique risks associated with the VIE structure. The contractual arrangements with the VIEs have not been tested in court. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties if our contractual arrangements are deemed to violate PRC regulatory restrictions as a result. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs and could cause the value of our ADSs to significantly decline or become worthless. Our holding company, our PRC subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the VIEs and, consequently, may affect the historical financial performance of the VIEs and our company as a whole.

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Our financial statements contained in this annual report on Form 20-F have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm headquartered in mainland China. As of the date of this annual report, we are not and do not expect to be identified by the SEC as a “Commission-identified Issuer” under the HFCAA. However, if the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2023 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, the ADSs will be delisted from the New York Stock Exchange, and our shares and ADSs will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—Our ADSs will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

v

We listed the ADSs on the New York Stock Exchange under the symbol “BEDU” on May 18, 2017 and completed an initial public offering of 17,250,000 ADSs on June 7, 2017. We issued an additional 10,000,000 ADSs on March 2, 2018. In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022, and listed such senior notes on the Stock Exchange of Hong Kong Limited. As of July 31, 2022, we had redeemed all outstanding senior notes matured on the same date. Upon the completion of such redemption, all senior notes have been cancelled and delisted from the official list of the Stock Exchange of Hong Kong Limited.

As of the date of this annual report, laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on our ability to conduct business, accept foreign investment, or list on a United States or foreign stock exchange.

Our Contractual Arrangements

Foreign ownership in education services (including the entity providing online education services) is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a wholly foreign-owned enterprise and currently ineligible to operate online education business or otherwise hold equity interests therein. Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) the VIEs, and (2) the shareholders of the VIEs, i.e., Ms. Meirong Yang and Mr. Wenjie Yang.

On May 14, 2021, the State Council promulgated the Implementation Rules, which became effective on September 1, 2021 and further stipulate the operation and management of private schools and the capital operation of private education. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. As a result of the foregoing, in August 2021, shareholder of BGY Education Investment established several new entities, including, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. On August 13, 2021, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. entered into series of supplementary agreements, which enabled them to join the 2017 contractual arrangements and share the same rights and obligations, if applicable, of BGY Education Investment. On June 17, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd., to stipulate that Foshan Shangtai Education Technology Co., Ltd. and Foshan Renliang Education Technology Co., Ltd. shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements upon their deregistration, and part of affiliated entities of Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements upon respective closing of the disposal of equity interest of such entities or their deregistration. As of the date of this annual report, Foshan Shangtai Education Technology Co., Ltd. and Foshan Renliang Education Technology Co., Ltd. have completed the deregistration process. On August 31, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd, which provides that upon execution of this supplementary agreement, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements. As of the date of this annual report, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) are no longer bound by the 2017 contractual arrangements and 2021 supplemental agreements.

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

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Zhuhai Bright Scholar, the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of the VIEs, entered into in January 2017 and its supplementary agreement in August 2021, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to the VIEs. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of Zhuhai Bright Scholar, none of the VIEs may accept such services from any third party. Zhuhai Bright Scholar owns the exclusive intellectual property rights created as a result of the performance of this agreement. The VIEs agree to pay Zhuhai Bright Scholar service fees in an amount solely decided by Zhuhai Bright Scholar, but not to exceed the paying school’s total revenues deducted by costs, taxes, mandatory reserve fund and other expenses. At the sole discretion of Zhuhai Bright Scholar, the calculation of the service fees should be determined based on the complexity of the services provided, the time and resources committed by Zhuhai Bright Scholar, the commercial value of the services, the market reference price and the operating condition of the paying school. As part of the exclusive management services and business cooperation agreement, Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs agree that they will not take any action, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of the VIEs, or disposing of their equity interests in the VIEs, without the written consent of Zhuhai Bright Scholar. The exclusive management services and business cooperation agreement may not be terminated by Ms. Meirong Yang, Mr. Wenjie Yang or any of the VIEs without the written consent of Zhuhai Bright Scholar.

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

These contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs. The VIEs and their shareholders may fail to take certain actions required for our business, or to procure that newly established or acquired schools enter into the contractual arrangements in a timely manner, or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. Any failure by the VIEs and the shareholders of the VIEs to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitrator has discretion in interpretation of laws, regulations and rules in China, which could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. If the imposition of government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs. Furthermore, we are a holding company incorporated in the Cayman Islands. It is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. In the event we are unable to enforce our contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliate entities, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing control as direct ownership.”

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

The operations of the businesses that we own and operate in China are subject to PRC laws and regulations. The laws and regulations governing the private education industry in China are relatively new and evolving, hence bringing uncertainties to their interpretation and enforcement. For example, our operations in China are subject to regulatory approvals and permit requirements, oversight on cybersecurity and data privacy, and anti-monopoly and anti-unfair competition laws, with respect to which the applicable laws and regulations have evolved substantially in recent years. For details, see “Item 4. Information on the Company—B. Business Overview—Regulations” in this annual report.

We, through our WFOE and the affiliated entities, conduct certain of our operations in China. We and the affiliated entities are required to obtain certain licenses, permits from or filing with relevant governmental authorities in China in order to operate our business and conduct overseas securities offerings and listings. Based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, as of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our learning centers may not be able to obtain or update the required educational permits and filings, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from non-compliant operations,” “—If we lose the permits or licenses required to provide our education or complementary education services or operate our learning centers or if we fail to obtain the accreditations, permits or licenses for our new entities or complementary education services, our business could be materially and adversely affected,” and “—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations” we, our PRC subsidiaries, the VIEs and our affiliated entities in China have obtained all requisite permissions and approvals from the PRC government authorities for our business operations in China. We have not received any requirement to obtain any other permission or approval from any PRC government authority with respect to the operation of our business, nor have we been denied or dismissed by any government authority of any application of permissions or approvals that are necessary to the operations of our business. The relevant requisite permissions and approvals primarily include travel agency permit, food operation permit and permit for production and operation of radio and TV programs.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our existing and new operations in the future. If we, our PRC subsidiaries and the VIEs do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, or inadvertently conclude that such permissions or approvals are not required, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. In addition, if applicable laws, regulations or interpretations change, we may be required to obtain such permissions or approvals in the future. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses, significantly limit or hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017 and were further amended on December 29, 2018 (the “Amended Law”). According to the Amended Law, which became effective on September 1, 2017, private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The Amended Law also deleted the provision stipulating that measures for administration of profit-making non-state training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to the Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the PRC Ministry of Education (the “MOE”), the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, and came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. Pursuant to the Alleviating Burden Opinion, which was promulgated on July 24, 2021, local governmental authorities shall administer the non-academic after-school tutoring institutions by classifying sports, culture and art, science and technology and other non-academic subjects, formulating standards among different classification of non-academic tutoring and conducting strict examination before granting permission. On February 8, 2024, the MOE issued the Administrative Regulations on Off-campus Tutoring (Draft for Comments) (the “Draft Off-campus Tutoring Regulation”), which provides that, among other things, (1) off-campus tutoring institutions shall be administered by the classification of academic subjects and non-academic subjects. All off-campus tutoring institutions shall obtain corresponding off-campus tutoring operating permit while the academic off-campus tutoring institutions for students in compulsory education shall complete registration as non-profit; (2) online off-campus tutoring institutions shall be subject to review and approval by provincial education administration authorities. For non-academic off-campus tutoring institutions, prior to the application to education administration authorities, they are required to obtain approval from corresponding competent authorities depending on the tutoring categories. Where multiple competent authorities are involved, the application shall be submitted respectively; (3) the income of off-campus tutoring institutions collected from financing and tutoring fees shall be mainly used for engaging in educational services, improving training conditions and guaranteeing the welfare of employees. However, unlike the Alleviating Burden Opinion and certain previous regulations implementing the Alleviating Burden Opinion, the Draft Off-campus Tutoring Regulation no longer emphasizes administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. As of the date of this annual report, the Draft Off-campus Tutoring Regulation was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change.

Therefore, we expect that the Amended Law, accompanied with its relevant implementation rules and regulations as well as other administrative actions, will bring significant changes to our compliance environment. A certain number of our entities, through which we operate our existing learning centers, may be required to obtain new licenses and permits or update their existing ones.

If we fail to obtain and update such permits or licenses in any event as required by relevant laws or regulations, we may be subject to penalties, including fines, suspension of business and revocation of required licenses, confiscation of profits derived from non-compliant operations or suspension of admitting students, and we may be unable to continue the operations or suspension of admitting students, at our non-complying learning centers, which could materially and adversely affect our business and results of operations. For details, see “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business—Our learning centers may not be able to obtain or update the required educational permits and filings, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from non-compliant operations,” “—If we lose the permits or licenses required to provide our education or complementary education services or operate our schools or if we fail to obtain the accreditations, permits or licenses for our new schools or complementary education services, our business could be materially and adversely affected.” and “—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator from any government authority, nor have we received any request from the CAC, to undergo a cybersecurity review pursuant to any PRC laws or regulations. Moreover, none of us, our subsidiaries or the affiliated entities have received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors. Based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, we are not required to file an application for the cybersecurity review by the CAC for our previous issuance of securities to foreign investors as of the date of this annual report, because (1) we have not received any notice that we are a critical information infrastructure operator from any government authority, nor do we operate as a network platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC; and (2) we are not in possession of personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future.

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Enterprises and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic enterprises, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules. In addition, as advised by our PRC legal counsel, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. With respect to our ability to offer securities to investors, based on the opinion of our PRC legal counsel, Tian Yuan Law Firm, pursuant to the CSRC Filing Rules, under the PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, issuers that had already been listed in an overseas market by March 31, 2023, such as us, are not required to make any immediate filing with CSRC; however, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete the filing or reporting procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we or the affiliated entities will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting.”

x

Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report.

Excellence Education Investment Limited(1)
Ultimate Wise Group Limited(1)
Other minority shareholders
61.17%(2)
13.02%(1)
25.81%
Bright Scholar Holdings (Cayman Islands)
100%
100%
Bright Scholar (Enlightenment) Investment Holdings Limited
70%(2)
Bright Can-Achieve Limited (Hong Kong)
Impetus Investment Limited (Cayman Islands)
100%
FGE Holdings Limited (BVI)
100%
Time Education China Holding Limited (Hong Kong)
100%
Bright Scholar (UK) Holdings Limited
100%
CATS Colleges Holdings Limited
100%
Other overseas schools
100%
100%
100%
Guangdong Bright Scholar Education Technology Co., Ltd
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd
Meirong Yang
Wenjie Yang
95.0%
5.0%
Foshan Yongliang Education Technology Co., Ltd
Foshan Zhiliang Education Technology Co., Ltd
Beijing Boteng Consulting Co., Ltd
Part of Our Complementary Service
Equity interest
Contractual arrangement

(1)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)	The remaining 30% equity interest is owned by CAN-ACHIEVE GLOBAL EDUCATION PARTNERS LIMITED, an unaffiliated third party.

Cash Flows Through Our Organization

We are a holding company with no business operations of our own. We conduct certain of our operations through our PRC subsidiaries and VIEs in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses may depend on dividends paid by our PRC subsidiaries. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

If we intend to distribute dividends, we will transfer the dividends to Time Education China Holdings Limited, or Time Education, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then Time Education will transfer the dividends to Impetus Investment Limited, our Cayman Islands subsidiary, and further to Bright Scholar Holdings, the Cayman Islands holding company, and the dividends will be distributed from the Bright Scholar Holdings to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2022, 2023 and 2024, no dividends were declared and paid by our PRC subsidiaries to our Cayman holding company or Cayman subsidiaries. We declared a cash dividend of US$0.10, US$0.12 and US$0.12 per ordinary share on September 18, 2019, July 23, 2020 and July 21, 2021, respectively. We have no current intention to pay dividends to shareholders. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

Under applicable PRC laws and regulations, Bright Scholar Holdings may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by Bright Scholar Holdings to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange of the PRC (“SAFE”), and capital contributions to our PRC subsidiaries are subject to approval by the relevant government authorities and must also be registered with SAFE or its local counterparts. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies.” For the 2022, 2023 and 2024 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of nil, RMB82.9 million and RMB65.2 million (US$9.2 million) to Bright Scholar Holdings, respectively. For the 2022, 2023 and 2024 fiscal years, the subsidiaries of Bright Scholar Holdings borrowed loans of nil, RMB375.9 million and RMB2,471.5 million (US$348.6 million) from Bright Scholar Holdings, respectively. The subsidiaries of Bright Scholar Holdings repaid RMB542.3 million to Bright Scholar Holdings in the 2022 fiscal year.

For the 2020 fiscal year, the subsidiaries of Bright Scholar Holdings borrowed interest-free loans of RMB278.3 million from the VIEs. The VIEs repaid RMB447.6 million to the subsidiaries of Bright Scholar Holdings in the 2021 fiscal year. The VIEs borrowed interest free loans of RMB50.6 million from the subsidiaries of Bright Scholar Holdings in the 2023 fiscal year. For the 2022, 2023 and 2024 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of RMB45.6 million, RMB17.6 million and RMB64.0 million (US$9.0 million) to the VIEs, respectively. For the 2022, 2023 and 2024 fiscal years, no assets other than the above cash transactions were transferred between the subsidiaries of Bright Scholar Holdings and the VIEs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” For more information relating to cash and asset flows through our organization, see information disclosed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Information Related to the VIEs.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion and approvals, filings and/or registrations with relevant government authorities. As a result, cash in mainland China may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not impose restrictions on us and our subsidiaries to transfer cash. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of China. As of the date of this annual report, there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiary in Hong Kong may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Bright Scholar Holdings, its subsidiaries, the VIEs and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under Cayman Islands laws, Bright Scholar Holdings is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (1) we have taxable earnings and (2) we determine to pay a dividend in the future:

Tax calculation
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to shareholders	67.5%

(1)	For purposes of this hypothetical example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.

(2)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)	The PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise in China to its immediate holding company outside China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to Bright Scholar Holdings.

(4)	If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and the net distribution to Bright Scholar Holdings will be 67.5%.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the inter-group entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for our WFOE. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability to take advantage of certain benefits associated with being a Cayman Islands exempted company:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of foreign exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our currently effective memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

As a Cayman Islands company, substantially all of our assets are located outside of the United States. The majority of our current operations are conducted in the United Kingdom and China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. In particular, Mr. Hongru Zhou, the chairperson of our board of directors, Ms. Shuting Zhou and Mr. Meng Rui, our directors, as well as Ms. Hui Zhang, our chief financial officer, are nationals and residents of mainland China and/or Hong Kong. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Cayman Islands

The Cayman Islands courts are unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in originating actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would generally recognize as a valid, final and conclusive judgment in personam obtained in the United States. This recognition would apply to judgments under which a sum of money is payable (excluding sums of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, in personam judgments for non-monetary relief, and would give a judgment based thereon provided that (1) such courts had proper jurisdiction over the parties involved in the judgment, (2) such courts did not contravene the rules of natural justice of the Cayman Islands, (3) such judgment was not obtained by fraud, (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (6) there is due compliance with the correct procedures under the laws of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

As a result of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or principal shareholders than compared to public shareholders of a company incorporated in the United States.

PRC

Tian Yuan Law Firm, our PRC legal counsel, has advised us that there is uncertainty as to whether the PRC courts would:

●	recognize or enforce judgments of United States courts or Cayman courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in China if they can establish sufficient connection to China for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it will be difficult for foreign shareholders, by virtue only of holding the ordinary shares, to establish a sufficient connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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

Risk Factor Summary

Risks Related to Our Business

●	compliance with the Implementation Rules materially and adversely affecting our business, financial condition, results of operations and prospect in the future;

●	our ability to execute our growth strategies or continue to grow as rapidly as we have in the past;

●	our ability to remain profitable or increase profitability in the future;

●	our corporate structure on contractual arrangements which has caused us to lose control of the Affected Entities;

●	our ability to obtain or update our learning centers’ educational permits and business licenses;

●	acquisition related risks as a result of our acquisition strategy;

●	our ability to manage our business expansion and integrate businesses we acquire;

●	unknown or contingent liabilities related to the acquired businesses;

●	our ability to meet financial obligations due to the net current liabilities as of August 31, 2024;

●	our ability to secure additional capital for our future expansion;

●	our ability to ramp up existing schools and successfully launch new schools;

●	our ability to engage with the Affected Entities to provide education services as we expected;

●	our ability to enroll and retain a sufficient number of students;

●	changes in international regulations, travel restrictions and sanctions;

●	accidents, injuries or other harm that may occur at our schools, learning centers or the events we organize; and

●	our ability to charge tuition or other fees at sufficient levels.

Risks Related to Our Corporate Structure

●	ownership structure and contractual arrangements being challenged by extensive regulation over private education service business in China;

●	uncertainties in the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;

●	contractual arrangements with the VIEs and their shareholders being ineffective in providing control as direct ownership;

●	uncertainties in the interpretation of newly issued rules, regulatory actions and statements related to VIEs, private learning centers and complementary services, under which we may be unable to assert our contractual rights over the assets of the VIE;

●	potential conflict of interest between us and our largest shareholder; and

●	additional taxes owed by us or the VIEs due to the PRC tax authorities’ scrutiny over our contractual arrangement.

Risks Related to Doing Business in the Jurisdictions Where We Operate

●	Although mainland China’s economy has grown significantly in the past decade, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of the government measures may benefit the overall Chinese economy, but PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect our business. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which are subject to changes and any future actions within the discretion of PRC authorities. See “—Risks Related to Doing Business in the Jurisdictions Where We Operate—PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business,” “—Risks Related to Doing Business in the Jurisdictions Where We Operate—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business” and “—Risks Related to Doing Business in the Jurisdictions Where We Operate—The filing with and reporting to the CSRC will be required in connection with our capital raising activities and occurrences of other specific events, and we cannot assure you that we or the affiliated entities will be able to make such filing or reporting in a timely manner or at all, in which case we may face regulatory sanctions for failure to make such filing or reporting”;

●	We face risks arising from the uncertainties with respect to the enforcement and changes of laws and regulations. There may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations, which may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations. See “—Risks Related to Doing Business in the Jurisdictions Where We Operate—Uncertainties with respect to the enforcement and changes of laws and regulations could have a material adverse effect on us”;

●	The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. We and the affiliated entities face various legal and operational risks and uncertainties related to being based in and having significant operations in China. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “—Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals”;

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion and approvals, filings and/or registrations with relevant government authorities. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiaries in Hong Kong, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Introduction—Cash Flows through Our Organization” and “—Risks Related to Doing Business in the Jurisdictions Where We Operate—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”;

●	We face risks arising from the increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us. See “—Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn materially and adversely affect our business, financial condition and results of operations”;

●	We face risks arising from the unfavorable tax consequences to us as a result of us being classified as a PRC “resident enterprise.” See “—Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our non-PRC shareholders”;

●	We face risks arising from the uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries. See “—Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—There are uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain preferential treatments”;

●	We face risks arising from the uncertainties in the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations. See “—Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—Based on the recent development of PRC law, there is uncertainty about the application and interpretation of the Law on the Promotion of Private Education, the Implementation Rules and their detailed implementation rules and regulations. We may face significant limitations on our ability to engage in the private education business, acquire private schools, or receive payments from the VIEs and may otherwise be materially and adversely affected by changes in PRC laws and regulations”; and

●	We face risks arising from the uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies. See “—Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies”.

Risks Related to Our Ordinary Shares and ADSs

●	volatile ADS trading price;

●	decline in our ADS price due to substantial future sales or perceived potential sales of the ADSs;

●	decline in our ADS price due to techniques employed by short sellers;

●	limitation on your ability to influence corporate matter’s due to our dual-class share structure with different voting rights; and

●	decline in our ADS price due to inaccurate, unfavorable or little research about us.

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

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, which became effective on September 1, 2017 and were further amended and effective on December 29, 2018 (the “Amended Law”). Pursuant to the Amended Law, sponsors of private schools may choose to establish schools in China either as non-profit or for-profit schools. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. On the other hand, sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. As a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and the Amended Law is affected by many factors, including but not limited to the profitability of our affiliated entities, and our ability to receive dividends and other distributions from our PRC subsidiaries. Furthermore, pursuant to the Amended Law, sponsors are not permitted to establish for-profit schools if such schools provide compulsory education (including primary school education of six years and middle school education of three years) services, which cover grades one to nine. Nevertheless, prior to the deconsolidation of BGY Education Investment, income from compulsory education services accounted for a significant portion of revenue. For further details, see “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations on Private Education in the PRC—The Law for Promoting Private Education and the Implementation Rules.”

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

The Implementation Rules had significantly impacted our business operations and our results of operations. After consultation with PRC legal counsel and external advisors, we reached the conclusion that, as a result of the effectiveness of the Implementation Rules, we have lost control over the Affected Entities, which primarily include our private schools providing compulsory education, not-for-profit kindergartens and other enterprises within China that are affected by the Implementation Rules. We have determined that, in substance, we ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities, by August 31, 2021 while continuing to provide essential services to keep these schools open. However, in May and June 2023, the related staff had transferred out from the services center in our headquarters, and we ceased to provide such services. As a result, our ability to engage in the private not-for-profit education in China has been materially and adversely affected, and we cannot assure you that we will be able to restore such ability, which could materially and adversely affect our business, prospects, results of operations and financial condition.

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

The discontinuation in 2021 due to the effectiveness of the Implementation Rules had caused our school network to shrink drastically. For details of the discontinuation in 2024, see “Item 4. Information on the Company—B. Business Overview—Discontinued Operations.” We cannot assure you that we will be able to effectively expand our school network, which could materially and adversely affect our business, prospects, results of operations and financial condition. For our continuing operations, we intend to enroll students, recruit teachers and educational staff, and increase the utilization rates of our existing and new schools. However, we may not be able to continue to grow as rapidly as we did previously due to uncertainties involved in the process, for example:

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

On November 8, 2024, the Standing Committee of the National People’s Congress officially published the Preschool Education Law, which will be implemented on June 1, 2025. According to the Preschool Education Law, social capital shall not control state-run kindergartens or non-profit kindergartens through mergers and acquisitions, or via contractual control, and it also repeats the prohibitions of (a) kindergartens from being directly or indirectly involved as assets of a company aiming at a listing either domestically or abroad, and (b) a listed company to invest for-profit private kindergartens through stock market financing or purchase the assets of for-profit private kindergartens by issuing shares or paying cash.

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

Our learning centers may not be able to obtain or update the required educational permits and filings, which may subject us to fines and other penalties, including the suspension of operations in noncompliant learning centers and confiscation of profits derived from non-compliant operations.

According to the Amended Law, which became effective on September 1, 2017, private schools for after-school tutoring can be established as for-profit private schools at the election of the school sponsors. The Amended Law also deleted the provision stipulating that measures for administration of profit-making non-state training institutions registered with the administrative department for industry and commerce shall be separately formulated by the State Council. According to the Rules for the Implementation of Supervision and Management of For-profit Private Schools, jointly issued by the MOE, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, and came into force on December 30, 2016, for-profit private tutoring institutions shall be in compliance with the regulations applicable to private schools. On February 13, 2018, the General Offices of the MOE and three other ministries in China jointly issued the Notice to Launch Special Campaign towards After-school Tutoring Institutions on Practically Reducing Burdens for Primary and Middle School Students, which requires after-school tutoring institutions with satisfactory conditions to obtain school operation licenses and other permits. Further, on August 22, 2018, the State Council issued the Opinion on Supervising After-School Tutoring Institutions (the “Circular 80”), which provides detailed guidance for these after-school tutoring institutions. Council Circular 80 and the Implementation Rules further require the learning centers of a training school providing after-school tutoring services to make filings with the relevant education authorities. On August 23, 2023, the MOE promulgated the Provisional Measures on Administrative Penalties for After-school Tutoring, which provides regulatory guidelines and a legal basis of the enforcement for the local authorities overseeing service providers of after-school tutoring. For the non-academic tutoring services, the Alleviating Burden Opinion requires that local governmental authorities shall administer the non-academic after-school tutoring institutions by classifying sports, culture and art, science and technology and other non-academic subjects, formulating standards among different classification of non-academic tutoring and conducting strict examination before granting permission. On February 8, 2024, the MOE issued the Administrative Regulations on Off-campus Tutoring (Draft for Comments) (the “Draft Off-campus Tutoring Regulation”), which provides that, among other things, (1) off-campus tutoring institutions shall be administered by the classification of academic subjects and non-academic subjects. All off-campus tutoring institutions shall obtain corresponding off-campus tutoring operating permit while the academic off-campus tutoring institutions for students in compulsory education shall complete registration as non-profit; (2) online off-campus tutoring institutions shall be subject to review and approval by provincial education administration authorities. For non-academic off-campus tutoring institutions, prior to the application to education administration authorities, they are required to obtain approval from corresponding competent authorities depending on the tutoring categories. Where multiple competent authorities are involved, the application shall be submitted respectively; (3) the income of off-campus tutoring institutions collected from financing and tutoring fees shall be mainly used for engaging in educational services, improving training conditions and guaranteeing the welfare of employees. However, unlike the Alleviating Burden Opinion and certain previous regulations implementing the Alleviating Burden Opinion, the Draft Off-campus Tutoring Regulation no longer emphasizes administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. As of the date of this annual report, the Draft Off-campus Tutoring Regulation was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change.

Due to the complex and evolving regulatory environment of education industry, our learning centers are not able to obtain their private school operation permits. We cannot assure you that we have obtained and maintained all private school operation permits and filings for all of our learning centers. There is also no assurance that such permits and filings will be renewed on a timely basis, or at all, or that we will be able to update the existing permits and filings. If we fail to obtain and update any such permits, licenses or filings in any event as required by relevant laws or regulations, we may be subject to fines, confiscation of profits derived from non-compliant operations or suspension of admitting students, and we may be unable to continue the operations at our non-complying learning centers, which could materially and adversely affect our business and results of operations.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

The internet industry and education industry in mainland China are highly regulated by the PRC government. We have a mini-program to provide internet-based education service and information dissemination and delivery service. We are required to obtain and maintain all necessary approvals, licenses or permits applicable to our business operations and make all necessary registration and filings for our education services in mainland China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current laws and regulations of mainland China are still evolving, and new laws and regulations may also be promulgated.

For example, applicable laws and regulations of mainland China require any entity engaged in certain audio-visual program services via the internet to hold a License for Online Transmission of Audio-visual Programs, or the AVSP or complete relevant registration procedures with the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration) or its local bureaus. As of the date of this annual report, only wholly state-owned or state-controlled enterprises are eligible to apply for the AVSP. We offer video recordings of courses and certain other audio-video contents on our online platforms to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain an AVSP or to complete the relevant registration. However, we may not be able to obtain the AVSP as we are not a wholly state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services. In addition, as of the date of this annual report, there are no implementation rules, explicit interpretation from government authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations.” However, there is no assurance that local PRC authorities will not adopt different enforcement practice, or any PRC government will not issue more explicit interpretation and rules or promulgate new laws and regulations from time to time to further regulate the online education industry, which may subject us to additional licensing requirements to continue to operate our business. Furthermore, due to the complex and evolving regulatory environment and discretion of authorities on interpretation and implementations of relevant laws, regulations, policies and rules in China, we cannot assure you that whether our operation on mini program will be deemed as provision of value-added telecommunications services, and if so, whether we are able to obtain Value-Added Telecommunications Operation Licenses in a timely manner, or at all. Failure to obtain such licenses may subject us to fines, legal sanctions or an order to suspend our relevant operation.

As of the date of this annual report, no material fines or other penalties have been imposed on us for failure to obtain such additional licenses, permits or recordation, including, among other things, License for Online Transmission of Audio-Visual Programs and Online Publishing Services Permit as well as Value-Added Telecommunications Operation Licenses.

There can be no assurance that once required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, record renewals and registrations on a timely basis for our online education services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. We may develop new business lines or change the operations of certain of our current business in mainland China, which may require us to obtain additional licenses, approvals, permits, registrations and filings while there can be no assurance that we are able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner or at all. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, record renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties, which may materially and adversely affect our business operation. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current services in mainland China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial condition and operational results may be materially and adversely affected.”

We have in the past acquired several businesses and intend to remain acquisitive while continuing our organic growth, which may expose us to acquisition related risks.

We are at all times pursuing acquisition opportunities and these processes are, at any time, in various stages of completion. For example, we have completed several acquisitions in the United Kingdom and will continue to seek opportunities in overseas markets and in complementary education services. Our targets may cover a wide range of education. Our acquisition strategy exposes us to significant acquisition-related risks. If we successfully complete several of these ongoing opportunities, the overall scope of our operations could grow substantially in the near to mid-term future and would have a material impact on our business, results of operations and financial condition. While there is no certainty as to whether any of the opportunities that we are currently pursuing, or any future opportunity, will be completed, some of these opportunities may be completed in the near- or mid-term future, if current challenges to the processes can be overcome. Our acquisition-related risks include:

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

In recent years, we have expanded rapidly through acquisitions. As part of our expansion plan, we have been exploring merger and acquisition opportunities to expand our school network, targeting quality private education providers and reputable schools in our targeted countries and jurisdictions.

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

In addition, we may acquire additional overseas schools to expand our global network. We cannot assure you that we will be able to effectively and efficiently identify new overseas school projects, manage acquired overseas schools and our overseas operations, or integrate the acquired overseas schools with our existing operations. In addition, political and economic instabilities, tariffs, trade barriers and other restrictive actions taken by the governments of our targeted markets, fluctuations in foreign exchange rates, our insufficient experience and knowledge of the local markets as well as the relevant local laws and regulations may all affect our ability to operate our overseas schools and manage our overseas operations, which in turn may have a material and adverse effect on our business, financial position and results of operations.

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

We may not generate sufficient profit to guarantee our ability to meet financial obligations due to the net current liabilities as of August 31, 2024.

As of August 31, 2024, we had net current liabilities of RMB338.6 million (US$47.7 million) for our continuing operations. Although we had net cash generated from operating activities of RMB126.4 million (US$17.8 million) for the 2024 fiscal year, we cannot assure you that we will not experience periods of net current liabilities in the future. We may record net current liabilities in future periods as we expand. A net current liabilities position could expose us to liquidity risks, constrain our operational flexibility and adversely affect our ability to obtain financing and expand our business. We cannot assure you that we will always be able to generate sufficient cash flow from our operations or obtain necessary funding to meet our future financial needs, including repaying liabilities upon maturity and financing our capital commitments. If we fail to meet our financial obligations, our business, liquidity, financial condition and prospects could be materially and adversely affected.

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

The discontinuation in 2021 due to the effectiveness of the Implementation Rules had caused our school network to shrink drastically. See “—Our compliance with the Implementation Rules has materially and adversely affected and may continue to materially and adversely affect our business, financial condition, results of operations and prospect in the future, and we have been subject to significant limitations on our ability to engage in the private for-profit education business and may otherwise be materially and adversely affected by changes in PRC laws and regulations.” For details of the discontinuation in 2024, see “Item 4. Information on the Company—B. Business Overview—Discontinued Operations.” We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in our learning centers, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at our entities in a manner that ensures a consistently high quality of education service. We or our partners may encounter difficulty in procuring the land and obtaining the permits for construction. We cannot assure you that we will be able to apply our experience from the operation of our existing entities to new schools or that we will be able to obtain the requisite permits, licenses or accreditations or recruit a sufficient number of qualified teachers. If we fail to attract students to our existing entities or start new schools with the requisite permits, licenses and accreditations and teachers, our business growth and prospects could be materially and adversely affected.

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

We had ceased to recognize revenues for all activities related to the Affected Entities with compulsory education and discontinued all business activities with such entities by August 31, 2021, while continuing to provide essential services to keep these schools open. However, in May and June 2023, the related staff transferred out from the services center in our headquarters and we ceased to provide such services.

Services provided to these schools primarily include marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, all of which were conducted through our centralized management system. Our centralized management system provided services to the Affected Entities with compulsory education without charges together with certain kindergartens that we charged services fee for. As we did not track the costs incurred by the centralized management system separately among different service recipients, and majority of the costs are staff costs incurred by the centralized management system, there are significant limitations for us to accurately determine the costs attributable to providing services to the Affected Entities. The related staff had transferred out from the services center in our headquarters.

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

Our ability to continue to enroll and retain students for our schools is critical to the continued success and growth of our business. The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

●	enhance existing education programs and services to respond to market changes and student demands;

●	develop new programs and services that appeal to our students and their parents;

●	maintain and enhance our reputation as a leading school operator offering enrichment education;

●	expand our school network and geographic reach;

●	effectively market our schools and programs to a broader range of prospective students;

●	manage our growth while maintaining the consistency of our teaching quality;

●	develop and license additional high quality education content; and

●	respond to increasing competition in the market.

Our business, financial condition and results of operations could be materially and adversely affected if we cannot maintain or increase our student base as we expand our school network.

Moreover, our ability to enroll and retain a sufficient number of students may be adversely affected the declining birth rate worldwide. Continued decline in birth rate may cause the demand for private education to decline and the competition among education service providers to intensify, leading to reduced revenue and profitability of our operations.

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

The success of our business depends on our ability to deliver quality learning experiences and help our students achieve their academic goals. Our entities may not be able to meet the expectations of our students and their parents in terms of students’ academic performance. A student may not be able to attain the level of academic improvement that he or she seeks and his or her performance may otherwise not progress or decline due to reasons beyond our control. We may not be able to provide education that is satisfactory to all of our students and their parents. Their satisfaction with our services may decline. In addition, we cannot assure you that our students will be admitted to the higher-level education institutions of their choice. Any of the foregoing could result in a student’s withdrawal from our entities, and dissatisfied students or their parents may attempt to persuade other students or prospective students not to attend our entities. If our ability to retain students decreases significantly or if we otherwise fail to continue to enroll and retain new students, our business, financial condition and results of operations may be materially and adversely affected.

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

If we lose the permits or licenses required to provide our education or complementary education services or operate our learning centers or if we fail to obtain the accreditations, permits or licenses for our new entities or complementary education services, our business could be materially and adversely affected.

We must apply periodically to the local education bureaus and other government authorities to obtain or renew the permits or licenses to operate our learning centers and ancillary services. While we believe that we will be able to obtain or renew such permits or licenses, we cannot assure you that such permits and licenses will be obtained or renewed in a timely manner, or at all, or that new conditions will not be imposed. There is also no assurance that the scope of operation designated in the permits and licenses we hold will cover all of our business operation. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we currently operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations. In addition, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the consolidated affiliated entities, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Any failure to obtain or renew the required permits, ~~or~~ licenses, registrations and filings, and to obtain or maintain the permits and licenses with sufficient scope of operation to operate our business could give rise to administrative penalties including rectification or suspension of operations in non-complying entities or confiscation of profits derived from noncompliant operations, which could materially and adversely affect our business, results of operations and financial condition.

Severe competition in the private education market may cause the enrollment at our schools and learning centers to fall, bring up cost for recruiting and retaining teachers and limit our tuition cap, and thus, reduce profitability.

We may face competition from other existing or new schools and learning centers targeting the children of affluent local families in the locations in which we operate. Some of our existing and potential competitors may be able to devote greater resources than we can to the development and construction of private schools and learning centers and respond more quickly to changes in demands of students and their parents, admissions standards, market needs or new technologies. Moreover, our competitors may increase capacity in any of the local markets to an extent that leads to an over-supply of placement positions at private schools and learning centers and downward pressure on tuition prices. Our existing or potential competitors may also provide higher compensation to teachers in the same region, making it more difficult for us to recruit and retain competent and qualified teachers. Our existing or potential competitors may also strategically price their tuition lower than ours to attract students and parents. Among other legislations and national policies that encourage social forces to provide diversified education services (such as childcare services), the Amended Law may attract more private school and learning centers operators to offer non-compulsory education and further increase competition in this market.

Our complementary businesses, including enrichment education training and extracurricular programs, may also face competition from other providers of comparable services that may have stronger financial resources, technology, service performance or brand recognition.

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

Our reputation could be adversely affected under many circumstances, including the following:

●	accidents, epidemics or other events adversely affect our students;

●	we fail to properly manage accidents or other events that injure our students;

●	our staff behave or are perceived to behave inappropriately or illegally;

●	our staff fail to appropriately supervise students under their care;

●	we fail to conduct proper background checks on our staff;

●	our third-party business partners may commit misconduct or other improper activities that cause negative publicity concerning us or penalties from relevant authorities;

●	we lose any license, permit, accreditation or other authorization to operate an education program, a school or a complementary education service;

●	we do not maintain consistent education quality or fail to enable our students to achieve strong academic results;

●	our schools, learning centers or other entities do not meet the relevant standards during the regular inspections by governmental authorities;

●	our school facilities do not meet the standards expected by parents and students for private education; and

●	school operators of lower quality that abuse our brand name or those with brand names similar to ours conduct fraudulent activities and create confusion among students and their parents.

The likelihood that any of the foregoing may occur increases as we expand our school and learning center network. These events could influence the perception of our schools not only by our students and their parents, but also by other constituencies in the education sector and the general public. Moreover, an event that directly damages the reputation of one of our schools could adversely affect the reputation and operations of our other schools. If our reputation deteriorates, our overall business, prospects, results of operations and financial condition could be adversely affected.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter, and in turn result in volatility in and adversely affect the price of the ADSs.

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly throughout the fiscal year and do not necessarily correspond with the timing of recognition of our revenues. Our students enrolled in our domestic learning centers and overseas schools and their parents typically pay the tuition and other fees prior to the commencement of a semester or cycle (for learning centers), and we recognize revenues from the delivery of education services on a straight-line basis over a semester or cycle (for learning centers). We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year or cycle (for learning centers), and also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the foregoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed during winter and summer holidays, when no revenue from our school operations is recognized. We expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations could result in volatility in and adversely affect the price of the ADSs.

Our business could be disrupted if we lose the services of members of our senior management team, key principals and teaching staff.

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team. In the 2023 and 2024 fiscal years, we experienced changes in our senior management team. We may in the future experience such changes for reasons beyond our control. In addition, key personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business. We depend upon the services of our senior management team, who collectively has significant experience with our company and within the education industry. If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily or at all. If we cannot attract and retain qualified senior management members, key principals and teaching staff in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Failure to adequately protect our intellectual property could materially and adversely affect our business.

We have historically relied upon the brand name of “Country Garden” to market our schools. As we expand our schools and learning centers beyond the network of Country Garden’s residential communities, we have created and begun to promote our own brands, including “Bright Scholar.” Since our inception, we have also created other intellectual property, including education materials developed by our teaching staff. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, despite our efforts, third parties may obtain and use our intellectual property without proper authorization. The practice of intellectual property rights enforcement by the PRC regulatory authorities is in its developing stages. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to exercise our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of our operations.

We operate our business under several brands, which may have a dilutive effect on brand recognition among our students and their parents.

We operate our business under several brands including overseas study counseling business under “Can-Achieve” and overseas schools under “CATS,” “Worthgate,” “Guildhouse,” “Bosworth,” “St Michael’s” and “Bounemouth Collegiate Schools.” We intend to otherwise promote a unified brand “Bright Scholar” as our corporate image, which represents the full range of education services we offer. Maintaining multiple brands could dilute our brand recognition among students and their parents and increase our overall marketing expenses as we allocate resources among different brands. We may transition our individual brands to “Bright Scholar” in the future if the market responds positively to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image and the enhancement of brand recognition, which may adversely affect our business, results of operation and financial condition.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damages.

We cannot assure you that education materials and content used in our schools, learning centers and programs do not or will not infringe on intellectual property rights of third parties. While we are not aware of any claims for intellectual property infringement with regard to the above-mentioned education materials and content as of the date of this annual report, we cannot assure you that third parties will not claim that we have infringed on their proprietary rights in the future.

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

We maintain certain personal data, which may include academic records, address and family information. Our online services may store and process certain personal and other sensitive data provided by students or their parents. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in PRC and numerous foreign jurisdictions. The PRC government has enacted a series of laws and regulations relating to the protection of privacy and personal information, which require internet service providers and other network operators to clearly indicate the purposes, methods and scope of any information collection and usage, obtain appropriate user consent and establish user information protection systems with appropriate remedial measures.

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

We have established a centralized data management system, which collects and analyzes group-wide financial, procurement and student admission information and data. We are in the process of gradually refining the features and functionalities of such enterprise resource planning system (“ERP system”) to enhance efficiency. We are also expanding the application of such ERP system into entities we newly acquired in order to streamline our data and information management system. However, we cannot assure you that such ERP system will not encounter technical failures and interruptions, leading to our management’s failure to timely access accurate key operating data, which may adversely affect our operation. We may encounter compatibility issues when incorporating newly acquired schools into our ERP system, which may compromise the overall accuracy and value of the operating information generated from such ERP system and adversely affect the implementation of our growth strategies as we expand our business and integrate new businesses.

We may fail to maintain the proper functioning of or improve our technology infrastructure.

Our online education services and internal systems rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. Our systems are vulnerable to disruptions from design errors, execution errors, employee misconduct, external fraud, security breaches, capacity constraints, software flaws, computer viruses, cyberattacks, power outages and similar events. We cannot assure you that our information technology systems will always operate without interruptions. Some errors may only be discovered after the code has been released for external or internal use. Any errors, bugs or defects discovered in the software on which we rely could cause failures in our systems’ performance and result in disruptions in operations, slower response time and delays in information processing, thereby compromising our ability to support our online teaching activities. If any of the above were to occur, our business, financial condition and results of operations may be adversely affected. In addition, some of our subsidiaries and affiliates have historically been targeted in cyberattacks. Although we have stepped up the protection of our information systems, we cannot assure you that we will not become a target in cyberattacks again. Any such attacks could result in significant financial losses, damage to our reputation, disruption to our operations, and loss of confidential information.

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

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools and learning centers, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at a developing stage. As a result, insurance companies in China offer limited business-related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

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

We granted share options to purchase a total of 3,509,242 Class A ordinary shares to certain school principals and management team members pursuant to our 2017 Share Incentive Plan (the “2017 Plan”) from 2017 to 2023. On January 18, 2024, our board of directors approved the 2024 Share Incentive Plan (the “2024 Plan”), which became effective on the same date. Subject to certain capitalization adjustments, the aggregate number of ordinary shares that may be issued pursuant to the 2024 Plan from and after its effective date will not exceed 17,835,723 Class A ordinary shares, i.e., 15% of our total issued and outstanding ordinary shares on the date of adoption of the 2024 Plan. As of November 30, 2204, we had granted share options to purchase a total of 13,200,120 Class A ordinary shares to certain management team members pursuant to the 2024 Plan. We may grant additional share options under the 2024 Plan in the future. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, or the SEC, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of August 31, 2024 using criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is not permitted to conclude that the Company’s internal control over financial reporting is effective if there are one or more material weaknesses in the Company’s internal control over financing reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

In the 2024 fiscal year, we and our independent registered public accounting firm identified one significant deficiency, together with other control deficiencies not identified as significant in our internal control over financial reporting as of August 31, 2024. The significant deficiency identified related to Information Technology General Controls (“ITGCs”) in the areas of access security, change management and service organization management in certain financially relevant systems within our business.

As further described in “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting,” we have implemented and are continuing to implement a number of measures to address our historical significant deficiencies and other control deficiencies not identified as significant, as well as the current significant deficiency and other control deficiencies not identified as significant in our internal control over financial reporting. We cannot assure you, however, that these measures will fully address the significant deficiencies, together with other control deficiencies identified in our internal control over financial reporting. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of August 31, 2024. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may also conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of the ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur additional costs and use management and other resources in order to comply with Section 404. In addition, once we cease to be a non-accelerated filer as defined in Rule 12b-2 under the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Foreign ownership in education services (including the entity providing online education services) is subject to strict regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a foreign-owned enterprise and is currently ineligible to operate online education business or otherwise hold equity interests therein. Due to these restrictions, we conduct our private online education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, (2) the VIEs, and (3) the ultimate shareholders of the VIEs, including Ms. Meirong Yang. We have been and expect to continue to be dependent on the VIEs to operate our private education business. See “Item 4. Information on the Company—C. Organizational Structure” for more information.

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations or if we are found to require but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities include the MOE, which regulates the education industry, the PRC Ministry of Commerce, or MOFCOM, which regulates foreign investments, and SAIC, which regulates the registration of for-profit schools. The authorities would have broad discretion in imposing fines or punishments upon us for such violations, including:

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

We have relied and expect to continue to rely on the contractual arrangements with the VIEs and their respective shareholders to operate our private education business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The revenue contribution of the VIEs from continuing operations accounted for 7.5% of the total revenues for our continuing operations in the 2024 fiscal year. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over the VIEs. The VIEs and their shareholders may fail to take certain actions required for our business, or to procure that newly established or acquired schools enter into the contractual arrangements in a timely manner, or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. Any failure by the VIEs and the shareholders of the VIEs to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitrator has discretion in interpretation of laws, regulations and rules in China, which could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs.

As a holding company incorporated in the Cayman Islands with no material operations, we conduct a substantial majority of our operations through our subsidiaries, the VIEs, and their subsidiaries in China. We control and receive the economic benefits of the VIEs and its subsidiaries’ business operations through certain contractual arrangements. Our ADSs listed on the New York Stock Exchange represents shares of our offshore holding company instead of shares of the VIEs or their subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to this structure. If we are unable to satisfy the New York Stock Exchange criteria for maintaining our listing, our securities could be subject to delisting.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if regulations change or are interpreted differently in the future, we may be unable to exercise our contractual rights over the assets of the VIEs, and the ADSs or ordinary shares may decline in value or become worthless.

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

The PRC government has adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs and private schools, which may challenge the validity of our contractual arrangements. In the event that the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and the ADSs or ordinary shares may decline in value or become worthless.

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

Except for the Affected Entities, the contractual arrangements enable us to: (1) exercise effective control over the VIEs; (2) receive substantially all of the economic benefits of the VIEs in consideration for the services provided by us; and (3) have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC law. Therefore, we are able to consolidate the financial results of the VIEs in our consolidated financial statements. However, our PRC legal counsel has advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. For a detailed description of the risks associated with our corporate structure, see “—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in the Jurisdictions Where We Operate.”

The directors of the VIEs may have potential conflict of interest with us and not act in the best interests of our company.

Ms. Meirong Yang is a director of two of the VIEs and Ms. Hui Zhang is a director of the remaining one of the VIEs. We cannot assure you that directors of the VIEs will always act in the best interests of our company. In addition, directors of the VIEs owe duties of loyalty and diligence to the VIEs as their directors pursuant to PRC law. However, they do not owe a fiduciary duty to our company as they are not an officer or director of our company. We provide no incentives to encourage directors of the VIEs to act in our best interest in their capacity as the shareholders of the VIEs. We rely on directors of the VIEs to comply with the terms and conditions of the contractual arrangements. Although directors of the VIEs are obligated to honor their contractual obligations with respect to the VIEs, they may nonetheless breach or cause the VIEs to breach or refuse to renew the existing contractual arrangements which allow us to effectively exercise control over the VIEs and to receive economic benefits from them. If directors of the VIEs does not honor their contractual obligations with respect to the VIEs, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in the VIEs to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of the VIEs, we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

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

However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our wholly-owned subsidiaries in China, which are foreign-invested enterprises, cannot exceed statutory limits, which is the difference between the total investment amount and the registered capital of our wholly-owned subsidiaries, and must be registered with the State Administration of Foreign Exchange of the PRC (“SAFE”), or its local counterparts;

●	loans by us to the VIEs, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

●	capital contributions to our wholly-owned subsidiaries in China must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

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

On January 5, 2023, the National Development and Reform Commission (the “NDRC”), issued the Management Measures for the Review and Registration of Medium-and-Long-Term Foreign Debt of Enterprises, effective from February 10, 2023, which provide that PRC enterprises and the overseas enterprises or branches under their control shall, in respect of a debt instrument with a maturity of one year or above, issued overseas and denominated in RMB or a foreign currency, under which the principal and interest are repaid as agreed, apply to the NDRC for review and registration of foreign debt and report and disclose relevant information. The NDRC shall, within three months after accepting the application, issue the Certificate of Review and Registration for the application that complies with the provisions, or issue a written notice of objection for the application that fails to comply with the provisions.

In December 2023, SAFE promulgated the Circular on Further Deepening Reforms to Facilitate Cross-border Trade and Investment, which, among other things, provides that the use of capital funds of non-financial enterprises, foreign exchange income under foreign debt and RMB funds derived from foreign exchange settlement shall follow the principle of truthfulness and self-use, and shall not be used directly or indirectly for expenditures prohibited by national laws and regulations; unless otherwise expressly provided, it shall not be used directly or indirectly for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk ratings of not higher than Level 2); and it shall not be used for the issuance of loans to non-affiliated enterprises (except for those expressly permitted in the scope of business and the four specific areas of China); and shall not be used for the purchase of non-self-use residential properties (except for enterprises engaged in real estate development and operation and real estate leasing and operation). Such circular further specifies that in the event of any inconsistency between the previous regulations and this circular, this circular shall prevail.

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

Risks Related to Doing Business in the Jurisdictions Where We Operate

Although mainland China’s economy has grown significantly in the past decade, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of the government measures may benefit the overall Chinese economy, but PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect our business.

Our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government has significant influence on China’s economic growth through allocating resources, controlling the incurrence and oversight and discretion over the conduct of our business and may intervene with or influence our operations to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated the intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or hinder our ability to offer or continue to offer securities to investors. This could result in a substantial decline in the value of such securities or, in the most extreme cases, render them completely worthless.

While the PRC economy has grown significantly in the past two to three decades, such growth has been uneven among various regions and among various sectors of the economy. Demand for our services depends, in large part, on economic conditions in China and especially the regions where we operate. Any significant slowdown in China’s economic growth may adversely affect the disposable income of the families of prospective students and cause them to delay or cancel their plans to choose our services, which in turn could reduce our revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Uncertainties with respect to the enforcement and changes of laws and regulations could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interests related to foreign investments in China. However, since the PRC legal system evolves from time to time, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves uncertainties. Any of these could limit the available legal protections.

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

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to education, personal information protection, taxation, land use rights, foreign investment limitations, and other matters. We cannot assure you that government authorities in China will not introduce enhanced regulation over the industry we operate our business that may lead to our inability to operate in China at all. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. For example, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application; and (3) where a listed issuer seeks to indirectly offer and list securities in the same overseas market, such filings shall be submitted to the CSRC within three business days after the completion of the overseas offering and listing. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Any such action, once taken by the PRC government, could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We did not have to complete such filings with the CSRC for our initial public offering on May 19, 2017 and the follow-on offering on February 28, 2018 because the offerings had taken place before the enactment of the Trial Measures; however, we will be required to complete such filings with the CSRC for our future offerings. If we cannot complete such filings with the CSRC, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless.

Any increase in applicable enterprise income tax rates may result in significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn materially and adversely affect our business, financial condition and results of operations.

Prior to April 1, 2023, our subsidiaries operating in the United Kingdom had been subject to income tax rate at 19%. Form April 1, 2023, the income tax rate for our subsidiaries operating in the United Kingdom increased to 25%. Changes that represent an increase in our tax burden can negatively impact our business. Such changes include changes in tax rates, tax base, tax deductibility and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase our tax burden, we may have our gross margin reduced, adversely affecting our business, financial condition and results of operations.

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

There are uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain preferential treatments.

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company and can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). The State Administration of Taxation promulgated the Notice on Issues Relating to “Beneficial Owner” in Tax Treaties, or Circular 9, defines the “beneficial owner” as a party who holds ownership of and control over the income of the entity, or the rights or assets from which such income are derived. Circular 9 sets forth certain detailed factors in determining the “beneficial owner” status. Further, the State Administration of Taxation promulgated the Notice on How to Recognize the “Beneficial Owner” in Tax Treaties on June 29, 2012, which replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties. Furthermore, the State Administration of Taxation promulgated Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Circular 9”) in February 3, 2018, which took effect on April 1, 2018, replaced the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties and provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities.

Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary. Thus, dividends paid by our PRC subsidiaries to us through our Hong Kong wholly-owned subsidiaries may be subject to the 5% withholding tax if we and our Hong Kong subsidiaries are considered as “non-resident enterprises” under the PRC Enterprise Income Tax Law and our Hong Kong subsidiaries are considered as “beneficial owners” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). If our Hong Kong subsidiaries are not regarded as the beneficial owners of any such dividends, they will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong). As a result, such dividends would be subject to regular withholding tax of 10% as provided by the PRC domestic law rather than the favorable rate of 5% applicable under the Double Taxation Arrangement (Hong Kong). As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

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

Restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange supervision and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

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

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and increased scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of the ADSs. There is no assurance the PRC government will not impose restrictions on us, our subsidiaries, and the VIEs to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our subsidiaries in Hong Kong, likewise, may not be available to meet our currency demand. See “Introduction—Cash Flows through Our Organization.”

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

The Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, MOFCOM must be notified if a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to MOFCOM approval. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited. According to the Q&A on the official website of the Foreign Investment Department of the Ministry of Commerce in 2024, after the implementation of the Foreign Investment Law in 2020, the competent commerce department will no longer approve or record the establishment and changes of foreign-invested enterprises. Foreign investors’ mergers and acquisitions of domestic enterprises shall comply with the requirements of the M&A Rules other than the approval procedures.

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

We have granted shares options under the 2017 Plan and the 2024 Plan in the past and may continue to grant additional share options in the future. When we do, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees or consultants who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees or consultants who hold any type of share incentive awards in compliance with Circular 7. We cannot assure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions. There may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees or consultants who are PRC citizens.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended August 31, 2024.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Our financial statements contained in this annual report on Form 20-F have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm headquartered in mainland China. As of the date of this annual report, we are not and do not expect to be identified by the SEC as a “Commission-identified Issuer” under the HFCAA. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years under such circumstances. If our shares and the ADSs are prohibited from trading in the United States, there is no assurance that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

As of November 30, 2024, Excellence Education Investment Limited and Ultimate Wise Group Limited collectively hold over 90% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management And Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Excellence Education Investment Limited and Ultimate Wise Group Limited have considerable influence over matters such as decisions regarding mergers, consolidations, sale of all or substantially all of our assets, election of directors and other significant corporate actions. Their interests may not always align with the best interests of the company or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

U.S. holders that own 10% or more of the vote or value of our Class A ordinary shares or ADSs may suffer adverse tax consequences if any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of shares of such corporation entitled to vote or (2) the total value of the shares of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by U.S. shareholders (within the meaning of the Code) on any day during the taxable year of such non-U.S. corporation. Certain U.S. shareholders of a CFC generally are required to include currently in gross income such shareholders’ share of the CFC’s “Subpart F income,” a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property and a portion of the CFC’s “global intangible low-taxed income” (as defined under Section 951A of the Code). Such U.S. shareholders are subject to current United States federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders.

Although we are not likely to be a CFC, because our group could include one or more United States subsidiaries, we believe that certain of our non-U.S. subsidiaries may be classified as CFCs. In the event that any of our subsidiaries are a CFC, U.S. holders who hold (directly, indirectly or constructively) 10% or more of the vote or value of our Class A ordinary shares or ADSs may realize adverse United States federal income tax consequences. If you are a U.S. holder who holds (directly, indirectly or constructively) 10% or more of the vote or value of our Class A ordinary shares or ADSs, you should consult your own tax advisors regarding the U.S. tax consequences of acquiring, owning or disposing our Class A ordinary shares or our ADSs and the impact of the legislation commonly known as Tax Cuts and Jobs Act of 2017, especially the changes to the rules relating to CFCs.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or Class A ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC, if, in any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the New VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the New VIEs for United States federal income tax purposes, and based upon our historical and current income and assets, we do not believe that we are likely to be classified as a PFIC for the taxable year ended August 31, 2024.

The determination of whether we are or will become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or Class A ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate. Among other matters, if our market capitalization declines further, we may be classified as a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service, or the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years.

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

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years for which such U.S. Holder holds the ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations.”

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would generally recognize as a valid, final and conclusive judgment in personam obtained in the United States. This recognition would apply to judgments under which a sum of money is payable (excluding sums of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, in personam judgments for non-monetary relief, and would give a judgment based thereon provided that (1) such courts had proper jurisdiction over the parties involved in the judgment, (2) such courts did not contravene the rules of natural justice of the Cayman Islands, (3) such judgment was not obtained by fraud, (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (6) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

As a Cayman Islands company, substantially all of our assets are located outside of the United States. The majority of our current operations are conducted in the United Kingdom and China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. In particular, Mr. Hongru Zhou, the chairperson of our board of directors, Ms. Shuting Zhou and Mr. Meng Rui, our directors, as well as Ms. Hui Zhang, our chief financial officer, are nationals and residents of mainland China and/or Hong Kong. Most of the assets of these persons are located outside the United States. The SEC, U.S. Department of Justice, or the DOJ, and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate. Although shareholder claims are common in the United States, such as class action, claims under securities law and fraud, it’s generally more difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. In China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators. Pursuant to the Data Security Law and the Personal Information Protection Law, the provision of data stored in the territory of the PRC to entities outside the territory of the PRC requires the approval of the competent authorities, and organizations, individuals or processors of personal information in the territory of the PRC shall not provide data and personal information stored in the territory of the PRC to foreign judicial or law enforcement agencies without the approval of the competent authorities of the PRC. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if an action is successfully brought, the laws of the Cayman Islands and of China may render it difficult to enforce a judgment against our assets or the assets of our directors and officers.

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

Under the rules of the NYSE, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NYSE rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Excellence Education Investment Limited and Ultimate Wise Group Limited collectively hold over 90% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details. Therefore, we are a “controlled company” under the rules of the NYSE. We have elected to rely on certain exemptions under the NYSE rules available to controlled companies, including the exemption from having a majority of our directors be independent, and may continue to elect to do so as long as we remain a controlled company. As a result, you may not have the same protections enjoyed by shareholders of companies that are subject to all of the NYSE corporate governance requirements.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business primarily through our subsidiaries and affiliated entities in China, the United Kingdom and the United States. As of the date of this annual report, we have a network of a number of learning centers for after-school programs through certain contractual arrangements with the VIEs, which in turn control and hold these learning centers. As of the date of this annual report, we operate eight overseas schools, which we may also refer to as international language schools, through Bright Scholar (UK) Holdings Limited, a wholly owned subsidiary of ours. We trace our history back to the founding of Guangdong Country Garden School, our first private school, in 1994. Over the past two decades, we have launched and acquired a number of schools and complementary education services in China, the United Kingdom, the United States and Canada.

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

In August 2021, shareholder of BGY Education Investment, i.e., Ms. Meirong Yang and Mr. Wenjie Yang, established several new entities, including Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. On August 13, 2021, a set of agreements supplementary to the 2017 contractual arrangements were entered into among Zhuhai Bright Scholar, BGY Education Investment, Ms. Meirong Yang and Mr. Wenjie Yang, and these new entities to enable them, as well as their subsidiaries, to join the 2017 contractual arrangements and share the same rights and obligations, if applicable, of BGY Education Investment.

On June 17, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd., to stipulate that Foshan Shangtai Education Technology Co., Ltd. and Foshan Renliang Education Technology Co., Ltd. shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements upon their deregistration, and part of affiliated entities of Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements upon respective closing of the disposal of equity interest of such entities or their deregistration. As of the date of this annual report, Foshan Shangtai Education Technology Co., Ltd. and Foshan Renliang Education Technology Co., Ltd. have completed the deregistration process.

On August 31, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd, which provides that upon execution of this supplementary agreement, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements. As of the date of this annual report, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) are no longer bound by the 2017 contractual arrangements and 2021 supplemental agreements.

We have been advised by our PRC legal counsel that the contractual arrangements among Zhuhai Bright Scholar, Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect. If the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us the effective control over the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing control as director ownership.”

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply with relevant PRC government restrictions on foreign investment, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate.”

If we are unable to maintain effective control over the VIEs, we will not be able to continue to consolidate the financial results of the VIEs into our financial results. We concluded that we have lost control over the private schools among the Affected Entities since August 31, 2021 based on the relevant accounting standard in accordance with U.S. GAAP due to the Implementation Rules that became effective on September 1, 2021. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiaries. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of the VIEs, pursuant to which we provide service to the VIEs in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual entities before determining the amount we collect from each entity. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022 at an issue price of 100.0% in reliance on Regulation S under the Securities Act. We listed such senior notes on the Stock Exchange of Hong Kong Limited by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) only. As of July 31, 2022, we had redeemed all outstanding senior notes matured on the same date. Upon the completion of such redemption, all senior notes have been cancelled and delisted from the official list of the Stock Exchange of Hong Kong Limited.

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

Our principal executive office is located at Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road Cambridge, England, CB1 7BX, United Kingdom. Our principal phone number is +44 12-2334-1303. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is www.brightscholar.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

We are a global premier education service company, which primarily provides quality international education service to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. As part of our global expansion plan, we have been actively exploring mergers and acquisition opportunities abroad to expand our global school network, targeting quality private education providers and reputable schools in our targeted overseas countries and jurisdictions. As of the date of this annual report, we have eight overseas school located in the United Kingdom and the United States. During the 2024 school year, we had an average of 2,652 students enrolled at our schools for our continuing operations. Bright Scholar Holdings is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs. Bright Scholar Holdings has contractual arrangements with the VIEs, which control and hold our domestic learning centers and complementary services, and indirectly holds Bright Scholar (UK) Holdings Limited, through which we operate our overseas schools.

Our continuing business primarily includes overseas schools and complementary education services. As a global premier education service provider, we have built our global presence primarily through acquiring established overseas schools and language training institutions in countries such as the United Kingdom and the United States. We also offer a range of complementary education services, primarily including camp programs, after-school programs, through our network of learning centers in China, as well as international education consulting services.

For our continuing operations, our revenue was RMB1,439.3 million, RMB1,772.1 and RMB1,775.2 million (US$247.6 million) for the 2022, 2023 and 2024 fiscal years, respectively. Our net loss was RMB703.5 million, RMB386.8 and RMB1,032.9 million (US$145.7 million) for the same periods, respectively. We use adjusted net loss, which excludes share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investment, and income from discontinued operations, net of tax, in evaluating our ongoing results of operations. Our adjusted net loss was RMB135.0 million and RMB192.6 million for the 2022 and 2023 fiscal year, respectively, and our adjusted net income was RMB1.1 million (US$0.2 million) for the 2024 fiscal year. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Results of Operations—Non-GAAP measures” for details.

Our Overseas Schools

As of the date of this annual report, we have an overseas school network of eight schools, including seven schools in the United Kingdom and one in the United States, with an average of 2,652 enrolled students for the 2024 school year. As a global premier education provider, we have built our global presence primarily through overseas acquisition of schools and education services in countries such as the United Kingdom and the United States.

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

The following table sets forth certain information about each of our overseas schools.

Name	Location	Acquisition Time	Average number of students enrolled during the 2023 school year	Average number of students enrolled during the 2024 school year	Capacity as of September 1, 2024
Bournemouth Collegiate School	the United Kingdom	December 2018	669	630	730
Guildhouse School London (previously known as CATS London)	the United Kingdom	July 2019	189	186	400
CATS Cambridge	the United Kingdom	July 2019	201	241	525
The Worthgate School Canterbury (previously known as CATS Canterbury)	the United Kingdom	July 2019	286	304	500
CATS Academy Boston	the United States	July 2019	345	368	700
Cambridge School of Visual & Performing Arts	the United Kingdom	July 2019	270	293	525
St. Michael’s School	the United Kingdom	September 2019	415	421	480
Bosworth Independent School	the United Kingdom	September 2019	209	209	400
Total			2,584	2,652	4,260

Bournemouth Collegiate School (BCS)

Bournemouth Collegiate School is an established independent school located in Bournemouth, Dorset, England. It offers day and boarding education from age 2—18 on two campuses. It has a strong global inclusive philosophy based on a traditional UK education. Bournemouth Collegiate School has an average of 630 students enrolled for the 2024 school year, including local students and international boarders from 29 countries.

CATS Colleges

CATS Colleges is an international school network focused primarily on the provision of enrichment education services to international students with a globally integrated platform of campuses located across the United Kingdom and the United States. As of the date of this annual report, CATS Colleges comprised five schools in Cambridge, London, Canterbury and Boston as well as three language training institutions in the United Kingdom. It has a diverse mix of over 1,300 students from around 90 nationalities in the 2024 school year.

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

St. Michael’s School

St. Michael’s School is an established independent school in the United Kingdom. Located in Llanelli, Wales. It offers day and boarding education from age three to 18. Established in 1923, the school has an inclusive philosophy for all its students based on a traditional UK education, and was named Welsh Independent Secondary School of the Year 2019 in The Sunday Times Parent Power rankings and regularly ranking in the United Kingdom’s top 30 Independent Schools for A level results. The school has an average of 421 students enrolled for the 2024 school year, comprised predominantly of day students as well as boarding students from more than five countries.

Bosworth Independent College (BIC)

BIC is a leading independent boarding college in the United Kingdom. Located in Northampton, England, it provides independent boarding education to pupils from the United Kingdom and abroad from 13 to 19 years of age. Established in 1977, it was ranked in the UK’s Top 100 Coeducational Boarding Schools by A Level results in 2018. The school has an average of 209 students enrolled for the 2024 school year, including boarding students from 29 countries.

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

After-school programs

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

Discontinued Operations

Discontinued Domestic Kindergartens

Due to the effectiveness of the Implementation Rules, we have concluded that we have lost control of 68 domestic kindergartens since August 31, 2021 and that such VIE contractual arrangements with them has become invalid since then. On August 31, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd, which provides that upon execution of this supplementary agreement, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements. As of the date of this annual report, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) are no longer bound by the 2017 contractual arrangements and 2021 supplemental agreements. In the 2024 fiscal year, these nine kindergartens provided an active and healthy learning environment to help students develop their potential and personality, appreciate diverse cultures and lay the foundation to drive future success.

English proficiency training

Prior to August 2024, we offered English proficiency development courses to children aged from five to 15 through a network of 18 learning centers located in Beijing, Shanghai and Guangdong province under the brand of “élan.” However, aligned with our strategy to focus our resources on our high-growth core business while optimizing organizational structure to improve our operational and management efficiency, we divested our noncore English proficiency training business from our complementary education services segment in August 2024.

Career counselling and International Contest Training Services

Prior to May 2024 and June 2024, we offered international contest training and career counselling services to students, respectively. However, aligned with our strategy to focus our resources on our high-growth core business while optimizing organizational structure to improve our operational and management efficiency, we divested our noncore international contest training business and career counseling business from our complementary education services segment in May and June 2024.

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

Our Students

Student admission

Our overseas schools recruit students from around the world, with a student body comprising around 95 different nationalities for the 2024 school year. The majority of the students in our overseas schools are from 14 to 18 years old.

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

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education. Our schools are staffed with different levels of teachers and educational staff. Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors. Educational staff include teaching assistants, librarians and medical staff. We seek to employ teachers that have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods. In the 2024 fiscal year, we had an average of 542 teachers and instructors globally.

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

Our Tuition

We charge our students tuition, boarding and other applicable fees generally prior to the beginning of each cycle. Tuition and fees being paid in arrears is subject to special approval. We offer a partial refund if a student withdraws in the predetermined period. Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position. We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime. In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, and general economic conditions. Our tuition and fees charged for internationally accredited programs are typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former. For the 2024 school year, we charged average tuition and fees of RMB289,085 for overseas schools.

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

Marketing

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

●	Referrals. Word-of-mouth referrals by former and current students and their families have been a significant source of our student enrollment. We actively work with our alumni and current students to encourage them to recommend our programs to prospective students.

●	Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff.

●	Media advertising. From time to time, we may publish articles on popular local newspapers to promote our brand awareness and advocate for our education philosophy. We have also placed advertisements on searching engines and internet portals.

Our overseas schools depend on advertisements on related websites such as university targeted websites, generic campaigns on platforms such as Facebook and Instagram, and educational agencies to market themselves and recruit students. We have also assembled a team of specialists to offer support, training and guidance to the educational agencies and assist them in student recruitment.

Competition

The education service market is rapidly evolving, highly fragmented and competitive. We may compete with enrichment education service providers in each region we have a presence. Similarly, our overseas schools compete against large operators such as Nord Anglia and Alpha Plus in the United Kingdom, as well as standalone private schools in each region. We believe we are well-positioned to replicate our success and compete effectively based on the following factors:

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

Properties and Facilities

As of the date of this annual report, we own 34 properties and lease 35 facilities in the United Kingdom and the United States for school campuses and office use. As of the same date, we lease over 35 facilities for office use and learning centers.

Intellectual Property

We have obtained a license to use certain trademarks, including “Country Garden” from Country Garden free of charge for a term expiring in 2028 and 2030. We have applied for or registered trademarks relating to our logos and names, including “Bright Scholar” and “Bo Shi Le” in China. As of the date of this annual report, we have registered 164 trademarks with the PRC Trademark Office and major domain names used for our operation with the China Internet Network Information Center, including www.brightscholar.com, brightscholar.net, www.bgyedu.cn, 博实乐.cn and 博实乐.com. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education services, in particular for our international program which requires foreign-language education materials. We own copyrights to the course content we developed in-house.

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

Regulations

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Industry and Information Technology, the State Administration for Market Regulation, the State Administration of Radio, Film and Television, the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China and their respective local offices. We have also entered into the United Kingdom market through acquisition of established overseas. While England and Wales share a common legal system, there are some differences in areas of education law and regulation. The Department for Education (“DfE”) in England and the Welsh Ministers in Wales are responsible for the registration and regulation of independent schools in their respective jurisdictions. The Independent Schools Inspectorate (“ISI”) in England and Estyn in Wales are authorized by these bodies to inspect independent schools to ensure compliance with regulatory requirements. The section summarizes the principal PRC and United Kingdom regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment

Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Version)

On September 6, 2024, the NDRC and the MOFCOM jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Version), or the 2024 Negative List which came into effect on November 1, 2024 and replaced the 2021 Negative List. The 2024 Negative List specifies industries that are restricted or prohibited from foreign investment. In principle, industries not specified in the Negative List are not prohibited or restricted from foreign investment, though certain restrictions on foreign investment in a few industries are provided in other industry-specified rules. Specifically, foreign investment is prohibited from production and operation of Radio and TV programs, online transmission of audio-visual programs and online publishing services.

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

The Law for Promoting Private Education and the Implementation Rules

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013, on November 7, 2016 and on December 29, 2018, and the Implementation Rules became effective on April 1, 2004 and was amended on May 14, 2021 and the amended version became effective on September 1, 2021. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level.

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

Regulations on After-School Tutoring

The State Council issued an Opinion on Supervising After-School Tutoring Institutions (“Circular 80”) on August 6, 2018, which provides various guidance on regulating after-school tutoring institutions that target primary and secondary school students. Circular 80 requires that after-school tutoring institutions obtain school operating permits and other legally required licenses and permits, and instructs relevant governmental authorities to strengthen their supervisions and regulations on after-school tutoring institutions. Circular 80 also standardizes the approval and registration processes of after-school tutoring institutions.

Pursuant to the Alleviating Burden Opinion, local governmental authorities shall administer the non-academic after-school tutoring institutions by classifying sports, culture and art, science and technology and other non-academic subjects, formulating standards among different classification of non-academic tutoring and conducting strict examination before granting permission.

On February 8, 2024, the MOE issued the Administrative Regulations on Off-campus Tutoring (Draft for Comments) (the “Draft Off-campus Tutoring Regulation”), which provides that, among other things, (i) off-campus tutoring institutions shall be administered by the classification of academic subjects and non-academic subjects. All off-campus tutoring institutions shall obtain corresponding off-campus tutoring operating permit while the academic off-campus tutoring institutions for students in compulsory education shall complete registration as non-profit; (ii) online off-campus tutoring institutions shall be subject to review and approval by provincial education administration authorities. For non-academic off-campus tutoring institutions, prior to the application to education administration authorities, they are required to obtain approval from corresponding competent authorities depending on the tutoring categories. Where multiple competent authorities are involved, the application shall be submitted respectively; (iii) the income of off-campus tutoring institutions collected from financing and tutoring fees shall be mainly used for engaging in educational services, improving training conditions and guaranteeing the welfare of employees. However, unlike the Alleviating Burden Opinion and certain previous regulations implementing the Alleviating Burden Opinion, the Draft Off-campus Tutoring Regulation no longer emphasizes administration and supervision over academic subjects tutoring institutions for students on grade ten to twelve shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion. As of the date of this annual report, the Draft Off-campus Tutoring Regulation was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change.

The interpretation and implementation of the above regulations and rules on implementing the Alleviating Burden Opinion are subject to changes, we cannot assure you that we would not be required to take further actions regarding our tutoring services to comply with these regulations and rules, and there can be no assurance that we could fully comply with any further or detailed requirements regarding our tutoring services in a timely manner, or at all. For detailed discussion, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Significant risks exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued thereunder by the relevant PRC government authorities has had, and could have further, material adverse effect on us.”

Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers

The Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers as promulgated by MOE on January 11, 2014 and amended on November 8, 2018 prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be unable to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.”

Regulations on Canteen of Private Compulsory Education Schools

On February 20, 2019, the MOE, the State Administration for Market Regulation and the National Health Commission jointly issued the Regulations on School Food Safety and Nutritional Health Management, which came into effect on April 1, 2019. These regulations stipulate that school self-operated canteens should adhere to the principle of public welfare and not be profit-oriented. Rural compulsory education school canteens implementing nutrition improvement plans shall not be outsourced or entrusted to operate externally. School canteens shall obtain a food business license in accordance with the law, strictly operate in accordance with the business items specified in the food business license, and hang or place the license in a prominent position in the canteen.

On December 2, 2019, the MOE, the State Administration for Market Regulation and the National Health Commission jointly issued the Guiding Opinions on Implementing Main Responsibility and Strengthening Campus Food Safety Management. Such opinions stipulate that qualified canteens of primary schools, secondary schools and kindergartens shall supply food themselves in principle, shall no longer outsourced or entrusted the operation to social forces and shall not sign new outsourced or entrusted contracts.

On October 31, 2022, the MOE and six other departments jointly issued the Implementation Measures for the Nutrition Improvement Plan for Rural Compulsory Education Students. According to such measures, regions and schools implementing the nutrition improvement plan should vigorously promote the provision of meals in school canteens, and canteens of such schools shall be independently operated and managed by the schools, and cannot be outsourced or entrusted to external parties for operation.

A growing number of local regulations restrict the outsourcing and operating profits of primary and secondary school canteens, and the relevant regulatory practices are becoming increasingly stringent. Primary and secondary school self run canteens shall adhere to “zero profit” principle. In addition, various regions have put forward requirements for the contract period and profit margin of outsourced canteens (such as Shandong requiring profit margin control within 5%; Hubei requiring outsourcing period not exceeding three years and profit margin within 5%).

Regulation Related to Online Transmission of Audio-Visual Programs

The PRC, State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions.

On March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 10, 2017, SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which revised the previous version issued on March 17, 2010. According to the Categories, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online.

We currently do not hold a License for Online Transmission of Audio-Visual Programs. As of the date of this document, only wholly state-owned or state-controlled enterprises are eligible to apply for the License for Online Transmission of Audio-Visual Programs. We offer video recordings of courses and certain other audio-video contents on our online platforms (a mini program) to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain a License for Online Transmission of Audio-Visual Programs or to complete the relevant registration. However, we may not be able to obtain the License for Online Transmission of Audio-Visual Programs as we are not a wholly state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

Regulation Related to Production and Distribution of Radio and Television Programs

On 19 July 2004, SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, which became effective on August 20, 2004 and were last amended on October 29, 2020. The Radio and TV Programs Measures are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.

We currently hold a Permit for Production and Operation of Radio and TV Programs that is valid until December 19, 2025.

Regulation Related to Online Publishing

On February 4, 2016, the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which came into effect on March 10, 2016. Under the Online Publishing Provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (1) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (2) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (3) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (4) other types of digital works as may be determined by the SAPPRFT.

We currently do not hold an Online Publishing Service Permit. As of the date of this annual report, there are no explicit interpretation from the governmental authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing” which requires an Online Publishing Service Permit. Nevertheless, it remains unclear whether the local PRC authorities would adopt a different practice. In addition, it remains uncertain whether the PRC governmental authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”

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

According to the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, or Circular 37, which was promulgated on July 4, 2014 and with effect from the same day, before a domestic resident contributes its legally owned onshore or offshore assets and equity into a Special Purpose Vehicle, or SPV, the domestic resident shall be required to register with the local branch of SAFE for foreign exchange registration of overseas investments before contributing the domestic and overseas lawful assets or interests to a SPV, and to update such registration in the event of any change of basic information of the registered SPV or major change in the SPV’s capital, including increases and decreases of capital, share transfers, share swaps, mergers or divisions. The SPV is defined as an “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and individual resident) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of investment and financing”; “Round Trip Investments” refer to “the direct investment activities carried out by a domestic resident directly or indirectly via an SPV, that is, establishing a foreign-invested enterprise or project within the PRC through a new entity, merger or acquisition and other ways, while obtaining ownership, control, operation and management and other rights and interests”. In addition, according to the procedural guidelines as attached to the Circular 37, the principle of review has been changed to “the domestic individual resident is only required to register the SPV directly established or controlled (first level)”.

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

According to the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by SAFE, the reform of facilitating the payments of income under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

In December 2023, SAFE promulgated the Circular on Further Deepening Reforms to Facilitate Cross-border Trade and Investment, which, among other things, provides that the use of capital funds of non-financial enterprises, foreign exchange income under foreign debt and RMB funds derived from foreign exchange settlement shall follow the principle of truthfulness and self-use, and shall not be used directly or indirectly for expenditures prohibited by national laws and regulations; unless otherwise expressly provided, it shall not be used directly or indirectly for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk ratings of not higher than Level 2); and it shall not be used for the issuance of loans to non-affiliated enterprises (except for those expressly permitted in the scope of business and the four specific areas of China); and shall not be used for the purchase of non-self-use residential properties (except for enterprises engaged in real estate development and operation and real estate leasing and operation). Such circular further specifies that in the event of any inconsistency between the previous regulations and this circular, this circular shall prevail.

As of the date of this annual report, all PRC residents known to us that currently have direct or indirect interests in our company have completed or in the course of updating the necessary registrations, as required by Circular 37. For a detailed description of the risk associated with the non-completion of such process, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF on January 8, 2003 and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

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

On January 5, 2023, the National Development and Reform Commission issued the Management Measures for the Review and Registration of Medium-and-Long-Term Foreign Debt of Enterprises, effective from February 10, 2023, which provide that PRC enterprises and the overseas enterprises or branches under their control shall, in respect of a debt instrument with a maturity of one year or above, issued overseas and denominated in RMB or a foreign currency, under which the principal and interest are repaid as agreed, apply to the NDRC for review and registration of foreign debt and report and disclose relevant information. The NDRC shall, within 3 months after accepting the application, issue the Certificate of Review and Registration for the application that complies with the provisions, or issue a written notice of objection for the application that fails to comply with the provisions.

In December 2023, SAFE promulgated the Circular on Further Deepening Reforms to Facilitate Cross-border Trade and Investment, which, among other things, provides that the use of capital funds of non-financial enterprises, foreign exchange income under foreign debt and RMB funds derived from foreign exchange settlement shall follow the principle of truthfulness and self-use, and shall not be used directly or indirectly for expenditures prohibited by national laws and regulations; unless otherwise expressly provided, it shall not be used directly or indirectly for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk ratings of not higher than Level 2); and it shall not be used for the issuance of loans to non-affiliated enterprises (except for those expressly permitted in the scope of business and the four specific areas of China); and shall not be used for the purchase of non-self-use residential properties (except for enterprises engaged in real estate development and operation and real estate leasing and operation). Such circular further specifies that in the event of any inconsistency between the previous regulations and this circular, this circular shall prevail.

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

According to the Q&A on the official website of the Foreign Investment Department of the Ministry of Commerce in 2024, after the implementation of the Foreign Investment Law in 2020, the competent commerce department will no longer approve or record the establishment and changes of foreign-invested enterprises. Foreign investors’ mergers and acquisitions of domestic enterprises shall comply with the requirements of the M&A Rules other than the approval procedures.

For a detailed description of the risk associated with the M&A Rules, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.”

Amended Company Law

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended Company Law of the PRC, which came into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. The major revisions made by the amended PRC Company Law included improving the system for the establishment and liquidation of companies, optimizing organizational structures of companies, improving the capital system of companies, strengthening the responsibilities of the controlling shareholder and management staff, and enhancing the social responsibilities of companies, etc. With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of the PRC limited liability company, unless otherwise provided by laws and regulations. On July 1, 2024, the State Council issue the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specified the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution.

Regulations on Independent Schools in the United Kingdom

Independent schools in the UK must maintain registration with the appropriate regulatory authority and obtain prior approval for any material changes to their operations. Material changes include changes to proprietorship, premises, student age ranges, maximum capacity, gender admission policies, boarding provisions, and special educational needs provisions.

These schools are subject to regular inspections that evaluate multiple aspects of their operations. The inspections assess the quality of education provided, spiritual and cultural development of pupils, welfare and safety standards, staff suitability, premises and accommodation quality, information provision, complaint handling procedures, and the overall quality of leadership and management.

For the recruitment of international students, independent schools must maintain appropriate sponsor licenses from UK Visas and Immigration (“UKVI”). These licenses typically cover both Child Student (ages 4-16) and Student (ages 16+) routes. Schools must comply with UKVI requirements and regulations. If a school fails an inspection by the relevant inspectorate body, they must notify UKVI within 20 working days of the inspection report’s publication, which will result in the school’s allocation of sponsorship certificates being zeroed until the school is reinspected and achieves the required rating.

The regulatory framework provides for enforcement mechanisms in cases of non-compliance. In serious cases, regulators may take steps to remove a school from the register of independent schools, and it is an offense to operate an unregistered school. For immigration matters, UKVI may suspend or cancel sponsorship licenses if immigration compliance requirements are not met.

Recent changes to the tax regime in the UK have introduced new financial obligations for independent schools. These include the introduction of a 20% VAT on school fees from January 2025, and the removal of the 80% business rates relief previously available to many independent schools, also effective from April 2025. Additionally, while applicable to all businesses, the increase in employer National Insurance contributions to 15% from April 2025, coupled with the reduction of the secondary threshold to £5,000, is expected to affect independent schools.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and affiliated entities, as of the date of this annual report.

Excellence Education Investment Limited(1)
Ultimate Wise Group Limited(1)
Other minority shareholders
61.17%(1)
13.02%(1)
25.81%
Bright Scholar Holdings (Cayman Islands)
100%
100%
Bright Scholar (Enlightenment) Investment Holdings Limited
Impetus Investment Limited (Cayman Islands)
100%
FGE Holdings Limited (BVI)
70%(2)
Bright Can-Achieve Limited (Hong Kong)
100%
Time Education China Holding Limited (Hong Kong)
100%
Bright Scholar (UK) Holdings Limited
100%
CATS Colleges Holdings Limited
Other overseas schools
100%
Meirong Yang
Wenjie Yang
95.0%
5.0%
100%
100%
100%
Guangdong Bright Scholar Education Technology Co., Ltd
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd
Foshan Yongliang Education Technology Co., Ltd
Foshan Zhiliang Education Technology Co., Ltd
Beijing Boteng Consulting Co., Ltd
Part of Our Complementary Service
Equity interest
Contractual arrangement

(1)	See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)	The remaining 30% equity interest is owned by CAN-ACHIEVE GLOBAL EDUCATION PARTNERS LIMITED, an unaffiliated third party.

The following table sets forth the details of our significant subsidiaries, VIEs and subsidiaries held by the VIEs from our continuing operations.

Subsidiaries	Place of Incorporation
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman
Impetus Investment Limited	Cayman
Can-Achieve Academy Limited	Canada
Can-Achieve International Education Limited (Vancouver)	Canada
Bright Can-Achieve Pte. Ltd.	Singapore
Foundation Global Education (Singapore) Pte. Ltd.	Singapore
FGE Holdings Limited	BVI
Bright Can-Achieve Limited	Hong Kong

Foundation Global Education Limited	Hong Kong
Foundation Education China Limited	Hong Kong
Foundation Academy Limited	Hong Kong
Foundation Education Services Limited	Hong Kong
Time Education China Holdings Limited	Hong Kong
Xin Rui Management Co., Ltd.	Hong Kong
Bright Scholar (UK) Holdings Limited	United Kingdom
Bright Scholar (BCS) Property Limited	United Kingdom
Bournemouth Collegiate School Limited	United Kingdom
Bosworth Independent School Limited	United Kingdom
ST Michael's School Limited	United Kingdom
CATS Colleges Holdings Limited	United Kingdom
Worthgate School Limited	United Kingdom
Guildhouse School Limited	United Kingdom
CATS Retail Limited	United Kingdom
Cambridge School of Visual and Performing Arts Limited	United Kingdom
Cambridge Arts and Science Limited	United Kingdom
Cambridge School of Art and Design Limited	United Kingdom
CEG Properties Limited	United Kingdom
CEG Colleges Limited	United Kingdom
CGS Administrative Services Limited	United Kingdom
Stafford House Companies Limited	United Kingdom
Stafford House School of English Limited	United Kingdom
Stafford House Study Holidays Limited	United Kingdom
Study Holidays Limited	United Kingdom
Cambridge Education Group Holdings Inc.	United States
CATS Academy Boston Inc.	United States
Boston Academy of English Inc.	United States
Intrax English Academies LLC	United States
Can-achieve Global Education, Inc	United States
Foundation Global Education (USA) Inc	United States
BRIGHT CAN-ACHIEVE LLC	United States
CATS Education Services FZ - LLC	Dubai
Bright Can-Achieve Education Company Limited	Vietnam
CEG Education Technology (Shanghai) Co., Ltd.	The PRC
Beijing Cambridge Arts and Science Consulting Co., Ltd.	The PRC
Shanghai CGS Cultural Media Co., Ltd.	The PRC
Shanghai CGS Consulting Management Co., Ltd.	The PRC
Foundation Information Consulting (Shenzhen) Co., Ltd.	The PRC
Foundation Information Consulting (Shanghai) Co., Ltd.	The PRC
Guangdong Bright Scholar Education Technology Co., Ltd.	The PRC
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd.	The PRC
Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd.	The PRC
Guangdong Zhixing Weilai Logistics Management Co., Ltd.	The PRC
Beijing Jingshiboda Education Technology Co., Ltd.	The PRC
Zhuhai Xin Xu Education Consulting Co., Ltd.	The PRC
Hangzhou Impression Arts Training Co., Ltd.	The PRC
Can-achieve (Beijing) Education Consulting Co., Ltd.	The PRC
Guangzhou Can-achieve Global Consulting Co., Ltd.	The PRC
Bright Scholar Wanjia (Beijing) Education Consulting Co., Ltd.	The PRC
Beijing Can-achieve Lingying Information Consulting Co., Ltd.	The PRC

Beijing Yinxiang Bright Scholar Education Consulting Co., Ltd.	The PRC
Shanghai Yinle Arts Training Co., Ltd.	The PRC
Guangdong Leyu Weilai Property Management Co., Ltd.	The PRC
Hangzhou Hangbogui Apartment Management Co., Ltd.	The PRC
Guangzhou Nansha Kaiyu Management Consulting Co., Ltd.	The PRC
Hangzhou Tongyan Impression Media Co., Ltd.	The PRC
Hangzhou Luzhi Media Co., Ltd.	The PRC

VIEs	Place of Incorporation
Foshan Yongliang Education Technology Co., Ltd.	The PRC
Foshan Zhiliang Education Technology Co., Ltd.	The PRC
Beijing Boteng Consulting Co., Ltd.	The PRC

Subsidiaries held by VIEs	Place of Incorporation
Foshan Shunde Beijiao Town Xingjian Art Training Co., Ltd.	The PRC
Guangzhou Huihua Education Consulting Co., Ltd.	The PRC
Beijing Huanxue International Travel Limited	The PRC
Guangdong Lebeimeng Education Consulting Co., Ltd.	The PRC
Guangzhou Xingzhu Information Technology Co., Ltd.	The PRC
Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd.	The PRC
Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd.	The PRC
Foshan Kunshun Culture Co., Ltd.	The PRC
Beijing Boteng Technology Co., Ltd.	The PRC
Foshan ShunQian Culture Co., Ltd.	The PRC
Guangzhou Shunheng Culture Co., Ltd.	The PRC
Jiangmen Shunkun Culture Co., Ltd.	The PRC
Changsha Kunheng Culture Co., Ltd.	The PRC
Jurong Shuntai Culture Co., Ltd.	The PRC
Foshan Yixue Culture Co., Ltd.	The PRC
Foshan Saiyuan Culture Co., Ltd.	The PRC
Guangzhou Yinghe Culture Co., Ltd.	The PRC
Guangzhou Feijia Culture Co., Ltd.	The PRC

Our Contractual Arrangements

Foreign ownership in education services (including the entity providing online education services) is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a wholly foreign-owned enterprise and currently ineligible to operate online education business or otherwise hold equity interests therein. Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) the VIEs, and (2) the shareholders of the VIEs, i.e., Ms. Meirong Yang and Mr. Wenjie Yang.

On May 14, 2021, the State Council promulgated the Implementation Rules, which became effective on September 1, 2021 and further stipulate the operation and management of private schools and the capital operation of private education. Pursuant to the Implementation Rules, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. As a result of the foregoing, in August 2021, shareholder of BGY Education Investment established several new entities, including, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. On August 13, 2021, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. entered into series of supplementary agreements, which enabled them to join the 2017 contractual arrangements and share the same rights and obligations, if applicable, of BGY Education Investment. On June 17, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd., to stipulate that Foshan Shangtai Education Technology Co., Ltd. and Foshan Renliang Education Technology Co., Ltd. shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements upon their deregistration, and part of affiliated entities of Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements upon respective closing of the disposal of equity interest of such entities or their deregistration. As of the date of this annual report, Foshan Shangtai Education Technology Co., Ltd. and Foshan Renliang Education Technology Co., Ltd. have completed the deregistration process. On August 31, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd, which provides that upon execution of this supplementary agreement, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements. As of the date of this annual report, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) are no longer bound by the 2017 contractual arrangements and 2021 supplemental agreements.

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

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Zhuhai Bright Scholar, the VIEs, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of the VIEs, entered into in January 2017 and its supplementary agreement in August 2021, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to the VIEs. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of Zhuhai Bright Scholar, none of the VIEs may accept such services from any third party. Zhuhai Bright Scholar owns the exclusive intellectual property rights created as a result of the performance of this agreement. The VIEs agree to pay Zhuhai Bright Scholar service fees in an amount solely decided by Zhuhai Bright Scholar, but not to exceed the paying school’s total revenues deducted by costs, taxes, mandatory reserve fund and other expenses. At the sole discretion of Zhuhai Bright Scholar, the calculation of the service fees should be determined based on the complexity of the services provided, the time and resources committed by Zhuhai Bright Scholar, the commercial value of the services, the market reference price and the operating condition of the paying school. As part of the exclusive management services and business cooperation agreement, Ms. Meirong Yang, Mr. Wenjie Yang and the VIEs agree that they will not take any action, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of the VIEs, or disposing of their equity interests in the VIEs, without the written consent of Zhuhai Bright Scholar. The exclusive management services and business cooperation agreement may not be terminated by Ms. Meirong Yang, Mr. Wenjie Yang or any of the VIEs without the written consent of Zhuhai Bright Scholar.

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

Our continuing business primarily includes overseas schools and complementary education services. We have built our global presence primarily through acquiring established overseas schools and language training institutions in countries such as the United Kingdom and the United States. We also offer a range of complementary education services, primarily including camp programs, after-school programs, through our network of learning centers in China, as well as international education consulting services.

For our continuing operations, our revenue was RMB1,439.3 million, RMB1,772.1 million and RMB1,755.2 million (US$247.6 million) for the 2022, 2023 and 2024 fiscal years, respectively. Our net loss was RMB703.5 million, RMB386.8 and RMB1,032.9 million (US$145.7 million) for the same periods, respectively. We use adjusted net loss, which excludes share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investment and income from discontinued operations, net of tax, in evaluating our ongoing results of operations. Our adjusted net loss was RMB135.0 million and RMB192.6 million for the 2022 and 2023 fiscal years, respectively, and our adjusted net income was RMB1.1 million (US$0.2 million) for the 2024 fiscal year. See “—Non-GAAP measures” for details.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting the private K-12 education industry in China and overseas and company-specific factors, including the following:

Demand for quality private K-12 education globally

Our performance depends largely on the demand for quality private K-12 education services globally and in particular the overseas markets where we have operations. Demand for private K-12 education in each respective overseas market is affected by, among many other factors, the general economic conditions and political trend, local policies and regulations on private education, and the quality of local public education. Material changes to these factors will affect our operation results.

Our student enrollment and mix

Our revenue primarily consists of tuition and fees from students enrolled at our schools. The level of students enrolled at our schools directly affects our revenue and profitability. Our total student enrollment for our overseas schools for the 2022, 2023 and 2024 fiscal years was 2,377, 2,584 and 2,652, respectively. Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, the expansion of our school network.

Student enrollment is also affected by the number and capacity of our overseas schools. The total number of our overseas schools for the 2022, 2023 and 2024 fiscal years was eight, eight and eight, respectively. For the same years, the student capacity of our overseas schools was 4,260, 4,260 and 4,260, respectively.

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

Our tuition and fees

Our results of operations are affected by the level of the tuition and fees we charge. We charge fees for meals and accommodations to students. In particular, such fees accounted for over 90% of the revenue generated from our K-12 operation services in the 2024 fiscal year. We charge tuition and fees based on the type of school that the student is enrolled at, the location of the school and, in certain cases, the student’s grade level. We generally seek to gradually increase our tuition and fee level without compromising our student enrollment. The tuition and fees we charge are subject to approval by the competent government pricing authorities. The government pricing authorities, at both the provincial and local levels, have broad powers to regulate the private education industry in China including the tuition, room and boarding fees and other fees charged by schools.

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability. The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. The ratio of the number of our students to the number of our teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins. Our student-to-teacher ratio for our overseas schools in the 2024 school years was 6.7. We had a negative operating margin of 44.0%, 9.1% and 46.7% in the 2022, 2023 and 2024 fiscal years, respectively.

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

Seasonality

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues. Our students enrolled in our overseas schools and their parents typically pay the tuition and fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. For our overseas schools, we typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, with minimal school term revenue recognized typically in July and August.

Key Components of Results of Operations

Revenue

The following tables compare revenue generated from our overseas schools, complementary education services, and K-12 operation services and as a percentage of total revenues for our continuing operations for the periods indicated.

	Year Ended August 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentage)
Overseas schools	652,773	45.4	809,488	45.7	951,190	134,159	54.2
Complementary education services	389,090	27.0	519,247	29.3	495,087	69,829	28.2
K-12 operation services	397,428	27.6	443,392	25.0	308,929	43,573	17.6
Total	1,439,291	100.0	1,772,127	100.0	1,755,206	247,561	100.0

We generally charge our students tuition and other fees prior to the beginning of each semester. We offer a partial refund if a student withdraws during a semester.

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

	Year Ended August 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentages)
Overseas schools	574,744	39.9	657,099	37.1	725,938	102,389	41.4
Complementary education services	229,230	15.9	316,014	17.8	312,010	44,007	17.8
K-12 Operation Services	264,652	18.4	331,586	18.7	213,672	30,137	12.1
Total	1,068,626	74.2	1,304,699	73.6	1,251,620	176,533	71.3

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses. Our selling, general and administrative expenses were RMB458.8 million, RMB512.9 million and RMB469.0 million (US$66.2 million) in the 2022, 2023 and 2024 fiscal years, respectively, accounting 31.9%, 28.9% and 26.7% of our revenue for the same periods, respectively.

Results of Operations

Reportable Segment

For the years ended August 31, 2022 and 2023, we identified three reportable segments, including Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services. During the year ended August 31, 2024, we disposed of the domestic kindergartens that were part of the discontinued operations, leading to a change in the segment name from Domestic Kindergartens and K-12 Operation Services to K-12 Operation Services. Because the discontinued operations are components of Complementary Education Services and K-12 Operation Services reportable segments, the following disclosure has been retrospectively revised representing the continuing operations only.

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

	Year Ended August 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, share and per share data)
Continuing operations
Revenue	1,439,291	100.0	1,772,127	100.0	1,755,206	247,561	100.0
Cost of revenue	(1,068,626)	(74.2)	(1,304,699)	(73.6)	(1,251,620)	(176,533)	(71.3)

Gross profit	370,665	25.8	467,428	26.4	503,586	71,028	28.7
Selling, general and administrative expenses	(458,816)	(31.9)	(512,882)	(28.9)	(469,047)	(66,156)	(26.7)
Other operating income	4,198	0.3	43,783	2.5	3,699	522	0.2
Impairment loss on operating lease right-of-use assets	(8,861)	(0.6)	-	-	-	-	-
Impairment loss on goodwill	(419,805)	(29.2)	(147,116)	(8.3)	(593,748)	(83,744)	(33.8)
Impairment loss on intangible assets	(113,385)	(7.9)	-	-	(258,326)	(36,435)	(14.7)
Impairment loss on property and equipment	(6,586)	(0.5)	(12,891)	(0.7)	(6,607)	(932)	(0.4)
Operating loss	(632,590)	(44.0)	(161,678)	(9.1)	(820,443)	(115,717)	(46.7)
Interest expenses, net	(126,029)	(8.8)	(5,452)	(0.3)	(1,315)	(185)	(0.1)
Investment income	134,353	9.3	(807)	-	(2,516)	(355)	(0.1)
Other expenses	(7,421)	(0.5)	(7,380)	(0.4)	(4,012)	(567)	(0.2)
Loss before income taxes and share of equity in loss of unconsolidated affiliates	(631,687)	(43.9)	(175,317)	(9.9)	(828,286)	(116,824)	(47.2)
Income tax expenses	(55,143)	(3.8)	(183,208)	(10.3)	(32,908)	(4,641)	(1.9)
Share of equity in loss of unconsolidated affiliates	(151)	-	(339)	-	(7,876)	(1,111)	(0.4)
Net loss from continuing operations	(686,981)	(47.7)	(358,864)	(20.3)	(869,070)	(122,576)	(49.5)
Loss from discontinued operations, net of tax	(16,556)	(1.2)	(27,959)	(1.6)	(163,791)	(23,102)	(9.3)
Net loss	(703,537)	(48.9)	(386,823)	(21.8)	(1,032,861)	(145,678)	(58.8)
Less: Net (loss)/income attributable to the non-controlling interests
Continuing operations	(629)	(0.04)	823	0.05	(17,296)	(2,439)	(1.0)
Discontinued operations	6,432	(0.45)	7,488	0.4	(19,286)	(2,720)	(1.1)
Net loss attributable to Bright Scholar Holdings ordinary shareholders	(709,340)	(49.3)	(395,134)	(22.3)	(996,279)	(140,519)	(56.8)
Net loss per share attributable to ordinary shareholders - basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	(5.79)		(3.03)		(7.18)	(1.01)
Net loss from discontinued operations attributable to ordinary shareholders	(0.19)		(0.30)		(1.22)	(0.17)
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	(5.98)		(3.33)		(8.40)	(1.18)
Weighted average shares used in calculating net earnings per ordinary share, basic and diluted	118,697,495		118,669,795		118,669,795	118,669,795

Non-GAAP measures

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) and adjusted operating income/(loss) as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investment, and loss from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investment, and loss from discontinued operations, net of tax. We define adjusted operating income/(loss) from continuing operations as operating income/(loss) from continuing operations excluding share-based compensation expense, amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, and impairment loss on the long-term investment.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly acquired and long-held business as the related intangibles does not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, and adjusted net income/(loss). In addition, the strategic move to dispose of the non-core businesses is viewed as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we provide exclusion of loss from discontinued operations, net of tax, to define adjusted net income/(loss) and adjusted EBITDA.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. loss from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

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

The following tables reconcile our adjusted gross profit from continuing operations, adjusted operating profit/(loss) from continuing operations, adjusted net income/(loss) and adjusted EBITDA for the periods indicated to their respective most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	Year Ended August 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except for share amounts and per share data)
Reconciliation of gross profit to adjusted gross profit
Gross profit from continuing operations	370,665	467,428	503,586	71,028
Add: Amortization of intangible assets	5,192	4,341	4,184	590
Adjusted gross profit from continuing operations	375,857	471,769	507,770	71,618

Reconciliation of operating loss to adjusted operating loss
Operating loss from continuing operations	(632,590)	(161,678)	(820,443)	(115,717)
Add: Share-based compensation expense	(816)	-	8,101	1,143
Add: Amortization of intangible assets	5,192	4,341	4,184	590
Add: Impairment loss on operating lease right-of-use assets	8,861	-		-
Add: Impairment loss on goodwill	419,805	147,116	593,748	83,744
Add: Impairment loss on intangible assets	113,385	-	258,326	36,435
Add: Impairment loss on property and equipment	6,586	12,891	6,607	932
Add: Impairment loss on the long-term investment	-	2,613	-	-
Adjusted operating profit/(loss) from continuing operations	(79,577)	5,283	50,523	7,127

Reconciliation of net loss to adjusted net loss
Net loss	(703,537)	(386,823)	(1,032,861)	(145,678)
Add: Share-based compensation expense	(816)	-	8,101	1,143
Add: Amortization of intangible assets	5,192	4,341	4,184	590
Add: Tax effect of amortization of intangible assets	(1,039)	(670)	(833)	(117)
Add: Impairment loss on operating lease right-of-use assets	8,861	-	-	-
Add: Impairment loss on goodwill	419,805	147,116	593,748	83,744
Add: Impairment loss on intangible assets	113,385	-	258,326	36,435
Add: Impairment loss on property and equipment	6,586	12,891	6,607	932
Add: Impairment loss on the long-term investment	-	2,613	-	-
Less: Loss from discontinued operations, net of tax	(16,555)	(27,959)	(163,791)	(23,102)
Adjusted net income/(loss)	(135,006)	(192,573)	1,063	151

Reconciliation of net loss to adjusted EBITDA
Net loss	(703,537)	(386,823)	(1,032,861)	(145,678)
Add: Interest expense, net	126,029	5,452	1,315	185
Add: Income tax expense	55,143	183,208	32,908	4,641
Add: Depreciation and amortization	95,441	63,598	48,796	6,882
Add: Share-based compensation expense	(816)	-	8,101	1,143
Add: Impairment loss on operating lease right-of-use assets	8,861	-	-	-
Add: Impairment loss on goodwill	419,805	147,116	593,748	83,744
Add: Impairment loss on intangible assets	113,385	-	258,326	36,435
Add: Impairment loss on property and equipment	6,586	12,891	6,607	932
Add: Impairment loss on the long-term investment	-	2,613	-	-
Less: Loss from discontinued operations, net of tax	(16,556)	(27,959)	(163,791)	(23,102)
Adjusted EBITDA	137,453	56,014	80,731	11,386

Segment information

The following tables set forth the revenue, cost of revenue and gross profit of our three segments of business by amount and as a percentage of total segment revenue for our continuing operations for the periods indicated.

	Year Ended August 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue	1,439,291	100.0	1,772,127	100.0	1,755,206	247,561	100.0
Overseas schools	652,773	45.4	809,488	45.7	951,190	134,159	54.2
Complementary education services	389,090	27.0	519,247	29.3	495,087	69,829	28.2
K-12 operation services	397,428	27.6	443,392	25.0	308,929	43,573	17.6
Cost of revenue	1,068,626	74.2	1,304,699	73.6	1,251,620	176,533	71.3
Overseas schools	574,744	39.9	657,099	37.1	725,938	102,389	41.4
Complementary education services	229,230	15.9	316,014	17.8	312,010	44,007	17.8
K-12 operation services	264,652	18.4	331,586	18.7	213,672	30,137	12.1
Gross profit	370,665	25.8	467,428	26.4	503,586	71,028	28.7
Overseas schools	78,029	5.5	152,389	8.6	225,252	31,770	12.8
Complementary education services	159,860	11.1	203,233	11.5	183,077	25,822	10.4
K-12 operation services	132,776	9.2	111,806	6.3	95,257	13,436	5.5

Year ended August 31, 2023 compared to year ended August 31, 2024

Revenue. Our revenue from continuing operations was RMB1,755.2 million (US$247.6 million) in the 2024 fiscal year, compared to RMB1,772.1 million in the 2023 fiscal year.

●	Overseas schools. Our revenue from overseas schools increased by 17.5% from RMB809.5 million in the 2023 fiscal year to RMB951.2 million (US$134.2 million) in the 2024 fiscal year, primarily due to increases in the number of students enrolled and the average tuition fees of overseas schools.

●	Complementary education services. Our revenue from complementary education services was RMB495.1 million (US$69.8 million) in the 2024 fiscal year, compared to RMB519.2 million in the 2023 fiscal year. The decrease was mainly attributable to a reduction in extracurricular programs and study tours.

●	K-12 operation services. Our revenue from K-12 operation services was RMB308.9 million (US$43.6 million) in the 2024 fiscal year, compared to RMB443.4 million in the 2023 fiscal year.

Cost of revenue. Our cost of revenue from continuing operations decreased by 4.1% from RMB1,304.7 million in the 2023 fiscal year to RMB1,251.6 million (US$176.5 million) in the 2024 fiscal year.

●	Overseas schools. Our costs of revenue incurred by our overseas schools increased by 10.5% from RMB657.1 million in the 2023 fiscal year to RMB725.9 million (US$102.4 million) in the 2024 fiscal year, primarily due to increases in both the number of students enrolled and the average tuition fees of overseas schools.

●	Complementary education services. Our cost of revenue incurred by complementary education services decreased by 1.3% from RMB316.0 million in the 2023 fiscal year to RMB312.0 million (US$44.0 million) in the 2024 fiscal year, primarily due to a reduction in extracurricular programs and study tours.

●	K-12 operation services. K-12 operation services. Our cost of revenue incurred by K-12 operation services decreased by 35.6% from RMB331.6 million in the 2023 fiscal year to RMB213.7 million (US$30.1 million) in the 2024 fiscal year.

Gross profit. As a result of the foregoing, our gross profit increased by 7.7% from RMB467.4 million in the 2023 fiscal year to RMB503.6 million (US$71.0 million) in the 2024 fiscal year. Our gross margin increased from 26.4% in the 2023 fiscal year to 28.7% in the 2024 fiscal year, primarily due to the continuous recovery of our overseas business.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 8.6% from RMB512.9 million in the 2023 fiscal year to RMB469.0 million (US$66.2 million) in the 2024 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue decreased from 28.9% in the 2023 fiscal year to 26.7% in the 2024 fiscal year. The decrease in selling, general and administrative expenses was primarily due to our continuous efforts to streamline our global operations and improve operational efficiency of our headquarters.

Impairment loss on goodwill. We recorded an impairment loss on goodwill of RMB593.7 million (US$83.7 million) in the 2024 fiscal year as compared to RMB147.1 million in the 2023 fiscal year. The impairment is recorded in complementary education services reportable segment in the 2023 fiscal year. The impairment is recorded in complementary education services reportable segment and overseas schools reportable segment in the 2024 fiscal year.

Impairment loss on intangible assets. We recorded an impairment loss on intangible assets of RMB258.3 million (US$36.4 million) in the 2024 fiscal year as compared to nil in the 2023 fiscal year. The impairment is recorded in overseas schools reportable segment in the 2024 fiscal years.

Operating loss. As a result of the foregoing, we experienced an operating loss of RMB161.7 million in the 2023 fiscal year and RMB820.4 million (US$115.7 million) in the 2024 fiscal year.

Interest expense, net. We recorded a net interest expense of RMB1.3 million (US$0.2 million) in the 2024 fiscal year as compared to RMB5.5 million in the 2023 fiscal year.

Income tax expense. Our income tax expense was RMB32.9 million (US$4.6 million) in the 2024 fiscal year. Our effective tax rate decreased from -104.5% in the 2023 fiscal year to -4.0% in the 2024 fiscal year, primarily due to unrecognized tax losses.

Loss for the year. As a result of the foregoing, we experienced a net loss of RMB386.8 million for the 2023 fiscal year and a net loss of RMB1,032.9 million (US$145.7 million) for the 2024 fiscal year.

Adjusted net loss. We recorded an adjusted net income of RMB1.1 million (US$0.2 million) for the 2024 fiscal year, compared to an adjusted net loss of RMB192.6 million for the 2023 fiscal year See “—Non-GAAP measures.”

Year ended August 31, 2022 compared to year ended August 31, 2023

Revenue. Our revenue from continuing operations increased by 23.1% from RMB1,439.3 million in the 2022 fiscal year to RMB1,772.1 million in the 2023 fiscal year.

●	Overseas schools. Our revenue from overseas schools increased by 24.0% from RMB652.8 million in the 2022 fiscal year to RMB809.5 million in the 2023 fiscal year, primarily due to the continuous recovery of overseas schools’ operation from the pandemic.

●	Complementary education services. Our revenue from complementary education services increased by 33.5% from RMB389.1 million in the 2022 fiscal year to RMB519.2 million in the 2023 fiscal year, primarily due to the continuous recovery of study tour and other complementary business.

●	K-12 operation services. Our revenue from K-12 operation services increased by 11.6% from RMB397.4 million in the 2022 fiscal year to RMB443.4 million in the 2023 fiscal year, primarily due to the short term rebound of various service revenues.

Cost of revenue. Our cost of revenue from continuing operations increased by 22.1% from RMB1,068.6 million in the 2022 fiscal year to RMB1,304.7 million in the 2023 fiscal year, primarily due to the continuous recovery of study tour and other complementary business.

●	Overseas schools. Our costs of revenue incurred by our overseas schools increased by 14.3% from RMB574.7 million in the 2022 fiscal year to RMB657.1 million in the 2023 fiscal year, primarily due to the continuous recovery of overseas schools’ operation from the pandemic.

●	Complementary education services. Our cost of revenue incurred by complementary education services increased by 37.9% from RMB229.2 million in the 2022 fiscal year to RMB316.0 million in the 2023 fiscal year, primarily due to the continuous recovery of study tour and other complementary business.

●	K-12 operation services. K-12 operation services. Our cost of revenue incurred by K-12 operation services increased by 25.3% from RMB264.7 million in the 2022 fiscal year to RMB331.6 million in the 2023 fiscal year, primarily due to the short term rebound of various service revenues.

Gross profit. As a result of the foregoing, our gross profit increased by 26.1% from RMB370.7 million in the 2022 fiscal year to RMB467.4 million in the 2023 fiscal year. Our gross margin increased from 25.8% in the 2022 fiscal year to 26.4% in the 2023 fiscal year, primarily due to the continuous recovery of our overseas business, our study tour and other complementary business.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 11.8% from RMB458.8 million in the 2022 fiscal year to RMB512.9 million in the 2023 fiscal year. Our selling, general and administrative expenses as a percentage of our revenue decreased from 31.9% in the 2022 fiscal year to 28.9% in the 2023 fiscal year. The increase in selling, general and administrative expenses was primarily due to increased management and administrative activities in our overseas schools and complementary education services.

Impairment loss on operating lease right-of-use assets. We recorded no impairment loss on operating lease right-of-use assets in the 2023 fiscal year as compared to RMB8.9 million in the 2022 fiscal year.

Impairment loss on goodwill. We recorded an impairment loss on goodwill of RMB147.1 million in the 2023 fiscal year as compared to RMB419.8 million in the 2022 fiscal year. The impairment is recorded in complementary education services reportable segment and overseas schools reportable segment in the 2023 and 2022 fiscal year, respectively.

Impairment loss on intangible assets. We recorded an impairment loss on intangible assets of nil in the 2023 fiscal year as compared to RMB113.4 million in the 2022 fiscal year. The impairment is recorded in overseas schools reportable segment in the 2022 fiscal year.

Operating loss. As a result of the foregoing, we experienced an operating loss of RMB632.6 million in the 2022 fiscal year and RMB161.7 million in the 2023 fiscal year.

Interest expense, net. We recorded a net interest expense of RMB5.5 million in the 2023 fiscal year as compared to RMB126.0 million in the 2022 fiscal year. The decrease was mainly due to the redemption of senior notes.

Income tax expense. Our income tax expense was RMB183.2 million in the 2023 fiscal year. Our effective tax rate decreased from -8.7% in the 2022 fiscal year to -104.5% in the 2023 fiscal year, primarily due to unrecognized tax losses.

Loss for the year. As a result of the foregoing, we experienced a net loss of RMB703.5 million for the 2022 fiscal year and a net loss of RMB386.8 million for the 2023 fiscal year.

Adjusted net loss. We recorded an adjusted net loss of RMB192.6 million for the 2023 fiscal year, compared to an adjusted net loss of RMB135.0 million for the 2022 fiscal year See “—Non-GAAP measures.”

B. Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities and proceeds from our financing activities. As of August 31, 2022, 2023 and 2024, we had RMB722.1 million, RMB419.9 million and RMB505.8 million (US$71.3 million), respectively, in cash and cash equivalents and restricted cash for our continuing operations. Approximately 58.7% of our cash and cash equivalents and restricted cash as of August 31, 2024 for our continuing operations were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We intend to finance our future working capital requirements and capital expenditures primarily from cash generated from operating activities, and to a lesser extent, from debt and equity financing activities.

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

	Year Ended August 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	47,173	22,261	126,394	17,827
Net cash used in investing activities	(836,769)	(52,949)	(98,004)	(13,823)
Net cash generated from/(used in) financing activities	101,383	(298,794)	(85,459)	(12,053)
Net decrease in cash and cash equivalents, and restricted cash	(688,213)	(329,482)	(57,069)	(8,049)
Cash and cash equivalents, and restricted cash at beginning of the year	1,515,163	857,784	567,236	80,005
Effect of exchange rate change	30,834	38,934	(4,373)	(617)
Cash and cash equivalents, and restricted cash at end of the year	857,784	567,236	505,794	71,339

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

For the 2024 fiscal year, we had net cash generated from operating activities of RMB126.4 million (US$17.8 million). This amount represents our net loss of RMB1,032.9 million (US$145.7 million), adjusted primarily for (1) noncash lease expenses of RMB127.3 million (US$18.0 million), (2) depreciation of RMB51.8 million (US$7.3 million), (3) deferred tax expenses of RMB5.4 million (US$0.8 million), (4) impairment loss on goodwill of RMB765.5 million (US$108.0 million), (5) impairment loss on property and equipment of RMB6.6 million (US$0.9 million), (6) impairment loss on intangible assets of RMB258.3 million (US$36.4 million) and (7) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of RMB67.5 million (US$9.5 million) in other receivables, deposits and other assets and (2) an increase of RMB17.3 million (US$2.4 million) in the amounts due to related parties and an increase of RMB110.5 million (US$15.6 million) in accrued expenses and other current liabilities, partially offset by a decrease of RMB100.9 million (US$14.2 million) in lease liabilities.

For the 2023 fiscal year, we had net cash generated from operating activities of RMB22.3 million. This amount represents our net loss of RMB386.8 million, adjusted primarily for (1) noncash lease expenses of RMB123.4 million, (2) depreciation of RMB69.0 million, (3) deferred tax expenses and withholding tax expenses of RMB108.1 million, (4) impairment loss on goodwill of RMB207.8 million, (5) impairment loss on property and equipment of RMB12.9 million, (6) impairment loss on intangible assets of RMB2.1 million, (7) impairment loss on the long-term investment of RMB2.6 million and (8) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of RMB37.5 million in other assets and liabilities and (2) an increase of RMB10.3 million in the amounts due to related parties, partially offset by a decrease of RMB99.6 million in lease liabilities and a decrease of RMB25.9 million in accrued expenses and other current liabilities.

For the 2022 fiscal year, we had net cash generated from operating activities of RMB47.2 million. This amount represents our net loss of RMB703.5 million, adjusted primarily for (1) noncash lease expenses of RMB132.4 million, (2) depreciation of RMB98.1 million, (3) share of equity in loss of unconsolidated affiliates of RMB39.7 million, (4) impairment loss on goodwill of RMB419.8 million, (5) impairment loss on intangible assets of RMB113.4 million and (6) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of RMB114.8 million in contract liabilities, (2) an increase of RMB86.5 million in the amounts due to related parties, (3) an increase of RMB74.9 million in accrued expenses and other current liabilities, partially offset by a decrease of other assets and liabilities in RMB132.1 million and a decrease of operating lease liabilities in RMB113.6 million.

Investing activities

For the 2024 fiscal year, we had net cash used in investing activities of RMB98.0 million (US$13.8 million), primarily attributable to (1) additions of property and equipment and intangible assets of RMB45.5 million (US$6.4 million), (2) disposal of subsidiaries of RMB121.0 million (US$17.1 million), partially offset by proceeds from disposal of property and equipment of RMB95.0 million (US$13.4 million).

For the 2023 fiscal year, we had net cash used in investing activities of RMB52.9 million, primarily attributable to additions of property and equipment and intangible assets of RMB79.4 million, partially offset by proceeds from disposal of property and equipment of RMB26.4 million.

For the 2022 fiscal year, we had net cash used in investing activities of RMB836.8 million, primarily attributable to (1) purchase of short-term investments of RMB2,337.0 million, (2) additions of property and equipment and intangible assets of RMB89.6 million, partially offset by proceeds from redemption of short-term investments upon maturity of RMB1,536.5 million and proceeds from loan receivable of RMB55.4 million.

Financing activities

For the 2024 fiscal year, we had net cash used in financing activities of RMB85.5 million (US$12.1 million), representing (1) dividend payment to non-controlling shareholders of RMB18.0 million (US$2.5 million), (2) repayment to related parties of RMB139.4 million (US$20.0 million) and (3) advances from related parties of RMB71.9 million (US$10.1 million).

For the 2023 fiscal year, we had net cash used in financing activities of RMB298.8 million, representing (1) dividend payment to non-controlling shareholders of RMB58.3 million, (2) repayment of bank loans of RMB171.9 million, (3) repayment to related parties of RMB41.6 million and (4) payments for purchase of non-controlling interest of RMB27.8 million.

For the 2022 fiscal year, we had net cash used in financing activities of RMB101.4 million, representing (1) dividend payment to shareholders of RMB27.5 million, (2) repurchase of ordinary shares of RMB9.2 million, (3) repurchase of senior notes of RMB1,908.2 million and (4) repayment of bank loans of RMB1,221.8 million, partially offset by proceeds from bank loan of RMB629.0 million and proceeds from promissory note of RMB877.5 million.

For the translations of our net proceeds from our initial public offering and follow-on offering as well as proceeds from issuance of senior notes, we used the foreign exchange rates on the dates of closing of the initial public offering, follow-on offering and issuance of senior notes, respectively.

Capital Expenditures

We incurred capital expenditures of RMB89.6 million, RMB79.4 million and RMB45.5 million (US$6.4 million) in the 2022, 2023 and 2024 fiscal years, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China, the United Kingdom and the United States. As a result, our ability to pay dividends depends upon dividends paid by these subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. For the 2022, 2023 and 2024 fiscal years, our PRC subsidiaries and affiliated entities made apportions of RMB11.5 million, RMB5.0 million and RMB0.1 million (US$0.01 million) to the statutory surplus reserve fund, and our schools made no apportions to the development fund. Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions for our continuing operations of (1) the VIEs and (2) our subsidiaries for the periods indicated as a percentage of total revenues.

	As of August 31,
	2022		2023		2024
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except percentages)
The VIEs	136,117	9.5%	194,646	11.0%	131,626	18,565	7.5%
Our subsidiaries	1,303,174	90.5%	1,577,481	89.0%	1,623,580	228,996	92.5%
Total revenues	1,439,291	100.0%	1,772,127	100.0%	1,755,206	247,561	100.0%

The following table sets forth the respective asset contributions of (1) BGY Education Investment and the six newly established companies, including Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., Beijing Boteng Education Consulting Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd. and Foshan Yongliang Education Technology Co., Ltd., collectively referred to as the “New VIE Entities,” see Note 2 to our consolidated financial statements pursuant to Item 17 of Part III of this annual report for more details, and (2) our subsidiaries as of the date indicated as a percentage of total assets.

	As of August 31,
	2022		2023		2024
	RMB	% of total asset	RMB	% of total asset	RMB	US$	% of total asset
	(in thousands, except percentages)
The VIEs	63,426	1.3%	44,358	1.0%	63,148	8,907	2.1%
Our subsidiaries	4,889,705	98.7%	4,575,152	99.0%	2,982,301	420,634	97.9%
Total asset	4,953,131	100.0%	4,619,510	100.0%	3,045,449	429,541	100.0%

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedules for Bright Scholar Holdings (the “Parent”), the WFOE and its subsidiaries, the VIEs and its subsidiaries, and our other subsidiaries for the periods and as of the dates indicated.

Condensed consolidating statements of operations information

	Year Ended August 31, 2024
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Revenues	-	27,675	131,626	1,600,168	(4,263)	1,755,206
Cost of revenues	-	(36,381)	(34,677)	(1,181,418)	856	(1,251,620)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(1,050,026)	(105,061)	-	-	1,155,087	-
Net income/(loss) from continuing operations	(996,281)	(187,393)	70,932	(891,800)	1,135,472	(869,070)
Income/(loss) from discontinued operations, net of tax	-	-	(171,491)	447,945	-	276,454
Comprehensive loss	(977,144)	(187,393)	(100,559)	(884,075)	1,135,472	(1,013,669)

	Year Ended August 31, 2023
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Revenues	-	39,233	194,646	1,541,588	(3,340)	1,772,127
Cost of revenues	-	(44,702)	(104,259)	(1,155,738)	-	(1,304,699)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(504,028)	(130,813)	-	-	634,841	-
Net income/(loss) from continuing operations	(395,134)	(179,003)	35,455	(442,197)	622,015	(358,864)
Income/(loss) from discontinued operations, net of tax	-	-	(37,331)	9,372	-	(27,959)
Comprehensive loss	(257,305)	(179,003)	(1,876)	(432,879)	622,015	(249,048)

	Year Ended August 31, 2022
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Revenues	-	102,319	136,117	1,239,062	(38,207)	1,439,291
Cost of revenues	-	(56,092)	(60,358)	(952,176)	-	(1,068,626)
Equity in profit/(loss) of subsidiaries, VIEs and subsidiaries of VIEs	(466,371)	60,274	-	406,097		-
Net income/(loss) from continuing operations	(709,340)	90,620	41,898	(261,822)	151,663	(686,981)
Income/(loss) from discontinued operations, net of tax	-	-	3,873	(20428)	-	(16,555)
Comprehensive income/(loss)	(843,263)	90,620	45,771	(282,167)	151,663	(837,376)

Condensed consolidating balance sheets information

	As of August 31, 2024
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents	2,339	19,072	27,017	444,949	-	493,377
Restricted cash	-	-	120	12,047	-	12,167
Accounts receivable, net	-	3,768	2,731	12,294	-	18,793
Amounts due from related parties, net	-	9,740	-	4,677	-	14,417
Other receivables, deposits and other assets, net	2,036	9,885	29,507	82,432	-	123,860
Inventories	-	11	355	794	-	1,160
Amount due from the subsidiaries of the Group	2,350,088	1,246,314	201,767	435,419	(4,233,588)	-
Total current assets	2,354,463	1,288,790	261,497	992,612	(4,233,588)	663,774
Restricted cash – non current	-	-	250	-	-	250
Property and equipment, net	-	7,207	1,025	341,117	-	349,349
Prepayments for construction contracts	-	-	62	266	-	328
Intangible assets, net	-	-	-	49,598	-	49,598
Goodwill, net	-	-	1,703	525,594	-	527,297
Long-term investments, net	-	19,338	-	5,083	-	24,421
Investments in subsidiaries, VIEs and subsidiaries of VIEs	-	320,336	-	10,000	(330,336)	-
Operating lease right-of-use assets – non-current	-	42,537	-	1,376,869	-	1,419,406
Deferred tax assets, net	-	-	-	1,920	-	1,920
Other non-current assets, net	-	16	378	8,712	-	9,106
Total non-current assets	-	389,434	3,418	2,319,159	(330,336)	2,381,675
TOTAL ASSETS	2,354,463	1,678,224	264,915	3,311,771	(4,563,924)	3,045,449
LIABILITIES
Current liabilities
Accounts payable	25	10,460	2,461	78,897	-	91,843
Amounts due to related parties	-	44,163	33,927	275	-	78,365
Accrued expenses and other current liabilities	52,231	20,771	9,513	108,707	-	191,222
Income tax payable	-	5,657	7,301	66,028	-	78,986
Contract liabilities – current	-	80	883	444,752	-	445,715
Refund liabilities – current	-	-	30	9,842	-	9,872
Operating lease liabilities – current	-	1,163	-	105,162	-	106,325
Investments in subsidiaries, VIEs and subsidiaries of VIEs(deficit)	1,005,089				(1,005,089)	-
Amount due to the subsidiaries of the Group	1,979,961	455,396	128,459	1,736,075	(4,299,891)	-
Total current liabilities	3,037,306	537,690	182,574	2,549,738	(5,304,980)	1,002,328
Deferred tax liabilities, net	-	-	-	31,174	-	31,174
Operating lease liabilities – non current	-	49,594	-	1,355,379	-	1,404,973
Non-current contract liabilities	-	-	-	866	-	866
Total non-current liabilities	-	49,594	-	1,387,419	-	1,437,013
TOTAL LIABILITIES	3,037,306	587,284	182,574	3,937,157	(5,304,980)	2,439,341

	As of August 31, 2023
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents	2,689	125,358	13,147	268,892	-	410,086
Restricted cash	-	-	-	9,521	-	9,521
Accounts receivable, net	-	806	2,688	10,306	-	13,800
Amounts due from related parties, net	-	70,389	32	113,047	-	183,468
Other receivables, deposits and other assets, net	1,244	10,036	7,858	97,669	-	116,807
Inventories	-	14	161	1,008	-	1,183
Current assets of discontinued operations	-	-	271,980	2,163	(81,609)	192,534
Amounts due from discontinued operations	-	-	-	-	-
Amount due from the subsidiaries of the Group	2,612,232	1,118,739	159,291	64,691	(3,954,953)	-
Total current assets	2,616,165	1,325,342	455,157	567,297	(4,036,562)	927,399
Restricted cash – non current	-	-	250	-	-	250
Property and equipment, net	-	3,815	13,550	372,641	-	390,006
Prepayments for construction contracts	-	-	950	762	-	1,712
Intangible assets, net	-	-	-	310,022	-	310,022
Goodwill, net	-	-	1,703	1,109,099	-	1,110,802
Long-term investments, net	-	7,872	-	24,860	-	32,732
Investments in subsidiaries, VIEs and subsidiaries of VIEs	44,937	425,397	-	10,000	(480,334)	-
Operating lease right-of-use assets – non-current	-	44,833	3,693	1,441,483	-	1,490,009
Deferred tax assets, net	-	-	-	1,644	-	1,644
Other non-current assets, net	-	469	326	8,629	-	9,424
Non-current assets of discontinued operations			317,641	27,869	-	345,510
Total non-current assets	44,937	482,386	338,113	3,307,009	(480,334)	3,692,111
TOTAL ASSETS	2,661,102	1,807,728	793,270	3,874,306	(4,516,896)	4,619,510
LIABILITIES
Current liabilities
Accounts payable	-	6,027	3,638	84,816	-	94,481
Amounts due to related parties	-	55,338	188,261	660	-	244,259
Accrued expenses and other current liabilities	5,558	27,409	28,003	172,083	-	233,053
Income tax payable	-	14,363	12,534	61,563	-	88,460
Contract liabilities – current	-	783	5,640	422,194	-	428,617
Refund liabilities – current	-	-	164	9,965	-	10,129
Operating lease liabilities – current	-	1,378	1,822	101,705	-	104,905
Current liabilities of discontinued operations	-	-	304,030	18,168	(45,699)	276,499
Amount due to the subsidiaries of the Group	1,057,719	481,436	64,394	2,448,388	(4,051,937)	-
Amounts due to discontinued operations	-	-	-	-	-	-
Total current liabilities	1,063,277	586,734	608,486	3,319,542	(4,097,636)	1,480,403
Deferred tax liabilities, net	-	-	73	34,682	-	34,755
Operating lease liabilities – non current	-	47,074	2,026	1,412,155	-	1,461,255
Non-current contract liabilities	-	-	-	971	-	971
Non-current liabilities of discontinued operations			70,436	34	-	70,470
Total non-current liabilities	-	47,074	72,535	1,447,842	-	1,567,451
TOTAL LIABILITIES	1,063,277	633,808	681,021	4,767,384	(4,097,636)	3,047,854

Condensed consolidating cash flows information

	Year Ended August 31, 2024
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(12,794)	(58,286)	119,168	78,306	-	126,394
Net cash (used in) provided by investing activities	(8,983)	(74,934)	(161,814)	(54,528)	202,255	(98,004)
Net cash provided by (used in) financing activities	21,509	26,934	(90,270)	158,623	(202,255)	(85,459)
Effect of exchange rate changes	(82)	-	-	(4,291)	-	(4,373)
Net (decrease) increase in cash and cash equivalents	(350)	(106,286)	(132,916)	178,110	-	(61,442)

	Year Ended August 31, 2023
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(12,672)	(52,166)	141,875	(54,776)	-	22,261
Net cash (used in) provided by investing activities	(142,041)	(136,105)	(68,610)	(385,294)	679,101	(52,949)
Net cash provided by (used in) financing activities	62,280	128,946	(67,664)	256,745	(679,101)	(298,794)
Effect of exchange rate changes	7,075	-	-	31,859	-	38,934
Net (decrease) increase in cash and cash equivalents	(85,358)	(59,325)	5,601	(151,466)	-	(290,548)

	Year Ended August 31, 2022
	Parent	WFOE	VIE consolidated	Other subsidiaries	Intercompany Elimination	Group Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(237,359)	55,511	36,096	192,925	-	47,173
Net cash provided by/(used in) investing activities	633,408	(825,814)	(54,677)	(74,970)	(514,716)	(836,769)
Net cash (used in)/provided by financing activities	(1,112,413)	954,635	26,281	(281,836)	514,716	101,383
Effect of exchange rate changes	26,168	-	-	4,666	-	30,834
Net (decrease) increase in cash and cash equivalents	(690,196)	184,332	7,700	(159,215)	-	(657,379)

Cash Flows Through Our Organization

We are a holding company with no business operations of our own. We conduct certain of our operations through our PRC subsidiaries and VIEs in China. As a result, our ability to pay dividends and to service any debt we may incur and pay our operating expenses may depend on dividends paid by our PRC subsidiaries. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

If we intend to distribute dividends, we will transfer the dividends to Time Education China Holdings Limited, or Time Education, our Hong Kong subsidiary, in accordance with the laws and regulations of the PRC, and then Time Education will transfer the dividends to Impetus Investment Limited, our Cayman Islands subsidiary, and further to Bright Scholar Holdings, the Cayman Islands holding company, and the dividends will be distributed from the Bright Scholar Holdings to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. For the fiscal years of 2022, 2023 and 2024, no dividends were declared and paid by our PRC subsidiaries to our Cayman holding company or Cayman subsidiaries. We declared a cash dividend of US$0.10, US$0.12 and US$0.12 per ordinary share on September 18, 2019, July 23, 2020 and July 21, 2021, respectively. We have no current intention to pay dividends to shareholders. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business.

Under applicable PRC laws and regulations, Bright Scholar Holdings may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by Bright Scholar Holdings to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange of the PRC (“SAFE”), and capital contributions to our PRC subsidiaries are subject to approval by the relevant government authorities and must also be registered with SAFE or its local counterparts. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies.” For the 2022, 2023 and 2024 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of nil, RMB82.9 million and RMB65.2 million (US$9.2 million) to Bright Scholar Holdings, respectively. For the 2022, 2023 and 2024 fiscal years, the subsidiaries of Bright Scholar Holdings borrowed loans of nil, RMB375.9 million and RMB2,471.5 million (US$348.6 million) from Bright Scholar Holdings, respectively. The subsidiaries of Bright Scholar Holdings repaid RMB542.3 million to Bright Scholar Holdings in the 2022 fiscal year.

For the 2020 fiscal year, the subsidiaries of Bright Scholar Holdings borrowed interest-free loans of RMB278.3 million from the VIEs. The VIEs repaid RMB447.6 million to the subsidiaries of Bright Scholar Holdings in the 2021 fiscal year. The VIEs borrowed interest free loans of RMB50.6 million from the subsidiaries of Bright Scholar Holdings in the 2023 fiscal year. For the 2022, 2023 and 2024 fiscal years, the subsidiaries of Bright Scholar Holdings provided interest-free loans of RMB45.6 million, RMB17.6 million and RMB64.0 million (US$9.0 million) to the VIEs, respectively. For the 2022, 2023 and 2024 fiscal years, no assets other than the above cash transactions were transferred between the subsidiaries of Bright Scholar Holdings and the VIEs. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” For more information relating to cash and asset flows through our organization, see information disclosed in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Information Related to the VIEs.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion and approvals, filings and/or registrations with relevant government authorities. As a result, cash in mainland China may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not impose restrictions on us and our subsidiaries to transfer cash. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of China. As of the date of this annual report, there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our subsidiary in Hong Kong. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our subsidiary in Hong Kong may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Bright Scholar Holdings, its subsidiaries, the VIEs and investors. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

Under Cayman Islands laws, Bright Scholar Holdings is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in mainland China and Hong Kong, assuming that: (1) we have taxable earnings and (2) we determine to pay a dividend in the future:

Tax calculation
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to shareholders	67.5%

(1)	For purposes of this hypothetical example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.

(2)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)	The PRC Enterprise Income Tax Law and its implementation rules impose a withholding income tax of 10% on dividends distributed by a foreign invested enterprise in China to its immediate holding company outside China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to Bright Scholar Holdings.

(4)	If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and the net distribution to Bright Scholar Holdings will be 67.5%.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the inter-group entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for our WFOE. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

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

Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2024.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
Operating lease payment	1,974,220	278,451	154,767	307,669	294,246	1,217,538

We lease certain school and office premises under non-cancellable operating leases that expire at various dates. We incurred lease costs, including operating lease costs, short-term lease costs and variable lease costs, of RMB198.4 million, RMB150.8 million and RMB162.2 million (US$22.9 million) in the 2022, 2023 and 2024 fiscal years, respectively.

We also have certain capital commitments that primarily related to commitments for construction of schools and investment in an equity method investment. Total capital commitments contracted but not yet reflected in the consolidated financial statement was RMB0.1 million (US$0.01 million) as of August 31, 2024. All of these capital commitments will be fulfilled in the future according to the construction progress and the investment payment schedule.

In July 2019, we issued senior notes in the aggregate principal amount of US$300.0 million, with interests of 7.45% per annum and maturing on July 31, 2022. As of July 31, 2022, we had redeemed all outstanding senior notes matured on the same date. Upon the completion of such redemption, all senior notes have been cancelled and delisted from the official list of the Stock Exchange of Hong Kong Limited.

From time to time, we take out loans with commercial banks to provide for our working capital for daily operation.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Curriculum Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2024 fiscal year that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our indefinite lived intangible assets consist of the overseas schools’ brand name. As of August 31, 2024, the carrying value of indefinite lived intangible assets, net of impairment, was RMB34.9 million. We test indefinite lived intangible assets for impairment by first assessing qualitative factors to determine whether it is necessary to perform a quantitative impairment test. If based on the qualitative assessment, it is more likely than not that the fair value of the indefinite lived intangible asset is less than its carrying amount, a quantitative impairment test is required. We test indefinite lived intangible assets for impairment using the relief-from-royalty method of the income approach, which requires management to make significant estimates and assumptions, including, but not limited to, royalty rate, discount rate, terminal growth rate and forecasts of future revenues. In our 2024 annual impairment assessment for indefinite lived intangible assets impairment, the key assumptions used are a royalty rate of 0.5% (2023:3.5%), a discount rate of 16.0% (2023:15.5%), a terminal growth rate of 1.5% (2023:2.0%) and forecast of future revenues. Based on the results of our impairment assessment on indefinite lived intangible assets brand names performed as of August 31, 2024, it indicated the carrying vales of indefinite lived intangible assets brand names associated with Overseas Schools reporting unit exceeded their fair values, therefore, impairment loss of RMB258.3 million (US$36.4 million) was recorded for the year ended August 31, 2024.

In goodwill impairment test, we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. We will perform the quantitative impairment test if we bypass the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount. For the year ended August 31, 2024, we bypassed the qualitative assessment and performed a quantitative assessment of the goodwill for all reporting units.

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

Based on the results of our annual goodwill impairment assessment performed as of August 31, 2024 for all of reporting units, we determined that the carrying amounts of our goodwill reporting units did not exceed their respective fair values and, therefore, no impairment existed, except for the overseas schools and Hangzhou Impression reporting units. We utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of the overseas schools and Hangzhou Impression units exceeded their respective fair value. Accordingly, we recorded RMB547.3 million (US$77.2 million) and RMB46.4 million (US$6.5 million) as impairment loss on goodwill of overseas schools and Hangzhou Impression reporting units on the consolidated statement of operations for the year ended August 31, 2024, respectively. The key assumptions used in the annual goodwill impairment assessment for these reporting units are a discount rate of 15.0% (overseas schools) (2023: 15.0%); 16.5% (Hangzhou Impression) (2023: 16.5%); a terminal growth rate of 1.5% (overseas schools) (2023: 2.0%); 2.0% (Hangzhou Impression) (2023: 2.0%); and forecasts future revenues.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hongru Zhou	39	Chairperson of the Board of Director
Shuting Zhou	40	Director
Meng Rui	57	Director
Jun Zhao	62	Director
Ruolei Niu	41	Chief Executive Officer
Hui Zhang	40	Chief Financial Officer

Hongru Zhou has served as a director and the chairperson of our company since November 2022 and the chief executive officer of our company from February 2023 to January 2024. Mr. Zhou is a co-founder of Country Garden Venture Capital and has served as its chief executive officer and chairman of investment committee since its inception in 2019. Mr. Zhou joined Country Garden Holdings Company Limited in 2015 and served as special assistant to the chairman of its board. Prior to that, Mr. Zhou served as a hedge fund analyst at Bear Stearns Asset Management Inc. from 2007 to 2008. He was also an analyst at RBS Global Banking and Markets from 2008 to 2009, and an assistant fund manager at China Merchants Fund Management Co., Ltd. from 2009 to 2011. Mr. Zhou holds a bachelor’s degree in applied mathematics and economics from Harvard University.

Shuting Zhou became a director of Bright Scholar Holdings in May 2017. Ms. Zhou had served as the general manager of new business department finance branch at Country Garden Holdings Company Limited from November 2019 to September 2023. Ms. Zhou had been a deputy financial controller of Guangdong Country Garden Property Management Co., Ltd., a subsidiary of Country Garden Holdings Company Limited, from May 2016 to September 2023. Ms. Zhou held various managerial positions at Guangdong Country Garden Property Management Co., Ltd. from February 2009 to April 2016. From March 2007 to January 2009, Ms. Zhou served as an accounting manager at Gaoyao Biyi Property Development Co., Ltd. and Shaoguan Country Garden Property Development Co., Ltd., both of which are subsidiaries of Country Garden Holdings Company Limited. Ms. Zhou obtained a bachelor’s degree in financial management from Guangdong University of Finance & Economics.

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

Ruolei Niu has served as the chief executive officer of Bright Scholar Holdings since January 2024 and the chief financial officer of Bright Scholar Holdings from February 2023 to January 2024. Mr. Niu served as the vice general manager of Country Garden Venture Capital from February 2022 to February 2023. Prior to that, Mr. Niu had also served as the founder, general manager, co-chief investment officer and responsible officer at CG Partners Asset Management Co., Limited from 2015 to 2022, and the executive director, fund manager and responsible officer at China Merchants Fund Management Co., Ltd. from 2010 to 2015. Mr. Niu was an investment analyst and an investment and taxation accountant at ING Investment Management from 2007 to 2010 and 2004 to 2007, respectively. Mr. Niu holds a Bachelor of Commerce degree in accounting from the University of Melbourne and a Master of Commerce degree in finance from the University of Sydney. Mr. Niu is a Certified Financial Analyst and a member of Certified Practising Accountant Australia.

Hui Zhang has served as the chief financial officer of Bright Scholar Holdings since January 2024 and the financial director of the Company from June 2023 to January 2024. Prior to that, Ms. Zhang served as the financial controller at Country Garden Venture Capital from 2018 to 2023, the financial controller at Bigo Inc. from 2015 to 2018, the financial senior manager at Joyy Inc. from 2012 to 2015, and the senior associate at Ernst & Young LLP from 2008 to 2012. Ms. Zhang holds a bachelor’s degree in information and computational science from Dalian University of Technology and a master’s degree in accounting from Shanghai University of Finance and Economics.

B. Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended August 31, 2024, we paid an aggregate of approximately RMB8.2 million (US$1.1 million) in cash to our officers and directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

On January 18, 2024, our board of directors approved the 2024 Share Incentive Plan (the “2024 Plan”), which became effective on the same date. Subject to certain capitalization adjustments, the aggregate number of ordinary shares that may be issued pursuant to the 2024 Plan from and after its effective date will not exceed 17,835,723 Class A ordinary shares, i.e., 15% of our total issued and outstanding ordinary shares on the date of adoption of the 2024 Plan. As of November 30, 2024, we had granted share options to purchase a total of 13,200,120 Class A ordinary shares to certain management team members pursuant to the 2024 Plan.

In the 2022 fiscal year, we recorded share-based payment expenses of RMB0.8 million. In the 2023 fiscal year, we recorded no share-based payment expenses. In the 2024 fiscal year, we recorded share-based payment expenses of RMB8.1 million (US$1.1 million).

The following table summarizes, as of November 30, 2024, the outstanding options we have granted to our directors, officers and other individuals under the 2017 Plan.

Name	Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Senior management members of Can-achieve	34,277	US$	8.74	September 1, 2018	December 14, 2027
Other individuals as a group	399,495	US$	8.74	December 15, 2017	December 14, 2027

The following table summarizes, as of November 30, 2024, the outstanding options we have granted to our directors, officers and other individuals under the 2024 Plan.

Name	Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Senior management members	13,200,120	US$	0.35	January 18, 2024	January 18, 2034

The following table sets forth the number of options that have been granted, exercised, and forfeited or cancelled as of November 30, 2024.

Options
Granted	16,709,362
Exercised	14,457
Forfeited/Cancelled	3,061,013
Outstanding	13,633,892

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

The following paragraphs describe the principal terms of the 2024 Plan.

Types of awards. The 2024 Plan permits the awards of options, share appreciation rights, restricted shares and restricted share units, among others.

Plan administration. Our board of directors will administer the 2024 Plan and may delegate administration of the 2024 Plan to a committee or committees.

Share Award agreement. Each option or share appreciation right will be in such form and will contain such terms and conditions as our board of directors deems appropriate. The provisions of separate options or share appreciation rights need not be identical; provided, however, that each share award agreement for options or share appreciation rights will conform to the substance of certain provisions specified in the 2024 Plan.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting generally. The total number of ordinary shares subject to an option or share appreciation right may vest and become exercisable in periodic installments that may or may not be equal. The option or share appreciation right may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as our board of directors may deem appropriate. The vesting provisions of individual option or share appreciation right may vary.

Exercise of options. No option or share appreciation right will be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the share award agreement.

Transferability. Our board of directors may, in its sole discretion, impose such limitations on the transferability of options and share appreciation rights as it will determine. In the absence of such determination by our board of directors to the contrary, certain restrictions on the transferability as specified in the 2024 Plan will apply.

Termination of the 2024 Plan. Our board of directors may suspend or terminate the 2024 Plan at any time. Unless terminated sooner by our board of directors, the 2024 Plan will automatically terminate on the day before the tenth (10th) anniversary of the earlier of (1) the date the 2024 Plan is adopted or (2) the date the 2024 Plan is approved by our shareholders.

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

D. Employees

We had 2,106, 2,961 and 2,193 employees for our continuing operations in the 2022, 2023 and 2024 fiscal years, respectively. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements. In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, and employees in sales and marketing, finance and general administration. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2022 fiscal	2023 fiscal	2024 fiscal
	year	year	year
Teachers and instructors	473	498	542
Managerial staff	483	376	317
Educational and administrative staff	168	145	134
Supporting staff	982	1,942	1,200
Total	2,106	2,961	2,193

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of November 30, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below are based on the fact that there were 118,904,817 ordinary shares outstanding, including 31,314,817 Class A ordinary shares and 87,590,000 Class B ordinary shares outstanding as of November 30, 2024.

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

Ordinary Shares Beneficially Owned
			Total ordinary	% of	% of
	Class A	Class B	shares on an	aggregate	aggregate
	ordinary	ordinary	as-converted	ordinary	voting
	shares	shares	basis	shares***	power†***
Directors and Executive Officers:**
Mr. Hongru Zhou	-	-	-	-	-
Ms. Shuting Zhou	-	-	-	-	-
Mr. Meng Rui	-	-	-	-	-
Mr. Jun Zhao	-	-	-	-	-
Mr. Ruolei Niu	-	-	-	-	-
Ms. Hui Zhang	-	-	-	-	-
Directors and executive officers as a group	-	-	-	-	-
Principal Shareholders:
Excellence Education Investment Limited (1)	-	72,590,000	72,590,000	61.2	81.4
Ultimate Wise Group Limited (2)	451,559	15,000,000	15,451,559	13.0	16.9

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*	Less than 1% of our total outstanding share on an as-converted basis or voting power.

**	The business address of our directors and executive officers is Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom.

***	The calculation of percentage of aggregate ordinary shares and aggregate voting power does not take into account the 235,022 Class A ordinary shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Plan. We have, however, included the 14,457 Class A ordinary shares already issued upon exercise of options under the 2017 Plan as of November 30, 2024. We did not reserve any shares for issuance to beneficiaries under the 2024 Plan and no shares were issued upon exercise of options under the 2024 Plan. We have also included Class A ordinary shares that may be issued for options exercisable within 60 days from the date of this annual report, provided that these shares are not included in the computation of the percentage ownership or voting power of any other person.

(1)

Represents 72,590,000 Class B ordinary shares directly held by Excellence Education Investment Limited (“Excellence Education”), which is a wholly owned subsidiary of Noble Pride Global Limited (“Noble Pride”). The sole shareholder of Noble Pride is TMF Trust (HK) Limited (“TMF Trust”), which acts as the trustee for Yeung Family Trust V. Yeung Family Trust V is an irrevocable discretionary trust established under the laws of Jersey. Ms. Meirong Yang and her relative, Ms. Huiyan Yang, are the joint settlors of Yeung Family Trust V. Prior to July 18, 2024, Ms. Meirong Yang and Ms. Huiyan Yang were also the members of the investment committee of Yeung Family Trust V. On July 18, 2024, the composition of the investment committee of Yeung Family Trust V was restructured. Ms. Huiyan Yang resigned from the investment committee, and Mr. Hongru Zhou and Mr. Ruolei Niu were appointed as new members. The investment committee currently consists of three members: Ms. Meirong Yang, Mr. Hongru Zhou, and Mr. Ruolei Niu. Each member has one vote on the investment committee. The investment committee retains the sole power to vote the shares beneficially owned by Yeung Family Trust V or direct the trustee of Yeung Family Trust V to vote such shares. Noble Pride and Excellence Education are both British Virgin Islands companies. Excellence Education’s registered office is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. TMF Trust is incorporated and existing under the laws of Hong Kong, with its principal business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. See the Schedule 13D jointly filed by Excellence Education, Ultimate Wise Group Limited (“Ultimate Wise”), Noble Pride, Yeung Family Trust V and TMF Trust on July 31, 2024 for further details.

(2)	Represents 451,559 Class A ordinary shares in the form of ADSs and 15,000,000 Class B ordinary shares directly held by Ultimate Wise, which is a wholly owned subsidiary of Noble Pride. Ultimate Wise is a British Virgin Islands company with its registered office located at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. See also footnote (1) above.

To our knowledge, as of November 30, 2024, there was one record holder of our Class A ordinary shares in the United States, The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

We entered into a series of contractual arrangements with the VIEs, including the schools held by the VIEs, and Ms. Meirong Yang, and Mr. Wenjie Yang, the shareholders of the VIEs, in August 2021. Such contractual arrangements enable us to (1) have the power to direct the activities that most significantly affects the economic performance of the VIEs; (2) bear the obligation to absorb losses of the VIEs that could potentially be significant to the affiliated entities or to receive benefits from the affiliated entities that could potentially be significant to the affiliated entities; and (3) have an exclusive option to purchase all of the equity interests in the VIEs when and to the extent permitted under PRC law. On June 17, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd., to stipulate that Foshan Shangtai Education Technology Co., Ltd. and Foshan Renliang Education Technology Co., Ltd. shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements upon their deregistration, and part of affiliated entities of Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements upon respective closing of the disposal of equity interest of such entities or their deregistration. As of the date of this annual report, Foshan Shangtai Education Technology Co., Ltd. and Foshan Renliang Education Technology Co., Ltd. have completed the deregistration process. On August 31, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd, which provides that upon execution of this supplementary agreement, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) shall no longer be bound by the 2017 contractual arrangements and 2021 supplemental agreements. As of the date of this annual report, Foshan Meiliang Education Technology Co., Ltd., and its affiliated entities (including nine domestic kindergartens) are no longer bound by the 2017 contractual arrangements and 2021 supplemental agreements. Therefore, we control the VIEs, including the subsidiaries owned and operated by the VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

All of our newly established VIE subsidiaries in the 2024 fiscal year have executed Rights and Obligations Assumption Letters to enjoy the rights and perform the obligations under the contractual arrangements.

Transactions with Certain Related Parties

Purchase of services and materials

We purchase services and materials, from other entities controlled by Ms. Huiyan Yang, our ex-chairlady, including Country Garden. In the 2022, 2023 and 2024 fiscal years, we entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

●	Guangdong Phoenix Holiday International Travel Service Co., Ltd.

●	Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.

●	Foshan Shunde Country Garden Property Development Co., Ltd.

●	Dongguan World Expo Xintiandi Property Investment Co., Ltd.

●	Huidong Country Garden Real Estate Development Co., Ltd.

●	Guangdong Chengjia Design Co., Ltd.

For the 2022, 2023 and 2024 fiscal years, we entered into transactions of an aggregate of approximately RMB2.8 million, RMB13.1 million and RMB9.5 million (US$1.4 million), respectively, to purchase materials, construction services and other services from such related parties for the continuing operations and discontinued operations.

During the fiscal year 2022 and 2023, we continued to provide essential services to keep these schools open without recognizing relevant revenues. Services provided to these schools primarily include marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, all of which were conducted through our centralized management system. Our centralized management system provided services to the Affected Entities without charges together with certain kindergartens that we charged services fee for. As we did not track the costs incurred by the centralized management system separately among different service recipients, and majority of the costs are staff costs incurred by the centralized management system, there are significant limitations for us to accurately determine the costs attributable to providing services to the Affected Entities. However, in May and June 2023, the related staff had transferred out from the services center in our headquarters, and we ceased to provide such free services.

Advances and loans from and to related parties

The following table presents amounts owed from and to our related parties as of August 31, 2023 and 2024:

	As of August 31,
	2023	2024
	RMB	RMB	US$
	(in Thousands)
Amounts due from related parties*
BGY Education Investment and its affiliates (1)	185,372	22,188	3,130
Shaoguan Shunhong Real Estate Development Co., Ltd. (2)	10,000	10,000	1,410
Kaiping Country Garden Property Development Co., Ltd. (3)	1,060	1,060	150
Others	375	181	26
Less: allowance for amounts due from related parties	(13,339)	(19,012)	(2,683)
Total	183,468	14,417	2,033

*	Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts mainly represent the acquisition payable paid on behalf of BGY Education Investment and its affiliates, and the receivables from disposal of property and equipment to BGY Education investment.

(2)	The amounts represent the expense paid on behalf of Shaoguan Shunhong Real Estate Development Co., Ltd. For the year ended August 31, 2023, the Group provided a full allowance for it.

(3)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd. For the year ended August 31, 2023, we provided a full allowance for it.

	As of August 31,
	2023	2024
	RMB	RMB	US$
	(in Thousands)
Amounts due to related parties*
BGY Education Investment and its affiliates (1)	204,966	33,623	4,742
Chuzhou Country Garden Property Development Co., Ltd. (2)	30,769	30,769	4,340
Huidong Country Garden Real Estate Development Co., Ltd. (3)	7,713	13,185	1,860
Others	811	788	111
Total	244,259	78,365	11,053

*	Amounts due to related parties are non-interest bearing, unsecured, and payable on demand.

(1)	The amounts mainly represent the acquisition payables to BGY Education Investment and its affiliates for the acquisition of certain PRC subsidiaries under common control in fiscal year 2021.

(2)	The amounts mainly represent financing funds from other entities controlled by Ms. H, for the purpose of maintaining daily operation of certain schools.

(3)	The amounts represent the rental payables to Huidong Country Garden Property Development Co., Ltd. for certain short-term leases.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our Hong Kong and PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the Jurisdictions Where We Operate—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

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

People’s Republic of China Taxation

Bright Scholar Holdings is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries. The PRC enterprise income tax law and its implementation rules provide that an income tax rate of 10.0% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5.0%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. Furthermore, the State Administration of Taxation promulgated Circular 9 to clarify the definition of beneficial owner under PRC tax treaties and tax arrangements. According to Circular 9, a beneficial owner refers to a party who holds ownership of and control over the income of the entity, or the rights or assets from which such income is derived. The test to determine whether a resident of the other contracting party to the double taxation treaty or arrangement is a beneficial owner shall focus on several factors including, among others, (1) whether the applicant is under the obligation to pay 50% or more of the income received to any resident of any third country or region within 12 months upon receipt of the income; and (2) whether the business activities carried out by the applicant constitutes substantive business activities, which include substantive manufacturing, distribution, management and other activities. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—There are uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder, as defined below, who holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and we cannot assure you that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors subject to special accounting rules under Section 451(b) of the Code, investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or by value, investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or Class A ordinary shares. This discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding our ADSs or Class A ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, and does not describe any tax consequences arising in respect of the Foreign Account Tax Compliance Act, or FATCA regime.

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

Although the law in this regard is unclear, we treat the New VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the New VIEs for United States federal income tax purposes, based upon our historical and current income and assets, we do not believe that we are likely to be classified as a PFIC for the taxable year ending August 31, 2024.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day it is actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

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

Sale or other disposition of ADSs or Class A ordinary shares

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

●	the amount of excess distribution or gain allocated to the taxable year of distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

●	the amount of excess distribution or gain allocated to each prior taxable year, other than the taxable year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs (but not Class A ordinary shares), provided that the ADSs are “regularly traded” (as specially defined) on the New York Stock Exchange. No assurances may be given regarding whether the ADSs will continue to qualify as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our Class A ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our Class A ordinary shares.

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

Information reporting and backup withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or Class A ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, Class A ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Class A ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

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

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2024, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of August 31, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of August 31, 2024 were effective.

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

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of August 31, 2024. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of August 31, 2024.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

Changes in Internal Control over Financial Reporting

We have implemented remediation measures to address the significant deficiencies related to (1) the control environment in our overseas schools component and (2) ITGCs in the areas of access security, change management, and data backup in certain financially relevant systems in our business as of and for the fiscal year ended August 31, 2023 by further enhancing the controls designed and implemented over the financial reporting process in the overseas schools component, and design and implement ITGCs and related procedures for certain financially relevant systems in the areas of access security, change management, and data backup within our business, respectively. Our historical significant deficiency related to the control environment in our overseas schools component had been remediated during the year ended August 31, 2024 and the significant deficiency related to ITGCs in the areas of access security, change management, and data backup has been partially remediated during the year ended August 31, 2024.

In the 2024 fiscal year, we identified one significant deficiency within our internal control over financial reporting. The significant deficiency identified related to ITGCs in the areas of access security, change management and service organization management in certain financially relevant systems within our business. Having identified the significant deficiency, we are in the process of further enhancing the design and implementation of ITGCs and related procedures for certain financially relevant systems in the areas of access security, change management and service organization management within our business, respectively.

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

	2023 Fiscal Year		2024 Fiscal Year
	(in thousands)
Audit fees (1)	RMB	11,380	RMB	8,150	US$	1,150

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

Since 2022 fiscal year and up to November 30, 2024, we had not purchased any ADSs from the open market pursuant to the applicable share repurchase programs.

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

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the 2024 fiscal year, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

Our board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. Our board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, our chief executive officer will present them to our board of directors for their review and approval.

Our chief executive officer leads the overall assessment, identification and management of risks related to cybersecurity threats. Our chief executive officer works collaboratively within us and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our chief executive officer has many years of relevant experience in risk management, cybersecurity and information technology.

Our chief executive officer and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)
2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.3	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on May 5, 2017)
2.4	Indenture, dated as of July 31, 2019, among Bright Scholar Education Holdings Limited, its Subsidiary Guarantors and The Bank of New York Mellon, London Branch, as the Trustee (incorporated by reference to Exhibit 2.4 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on June 21, 2023)
3.1	English translation of acting-in-concert agreement between Ms. Meirong Yang and Ms. Huiyan Yang dated February 8, 2017 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.1	Form of employment agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.2	Form of indemnification agreement by and between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.3	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang, dated January 25, 2017 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.4	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.5	English translation of power of attorney granted by BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.6	English translation of power of attorney granted by Ms. Meirong Yang dated January 25, 2017 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.7	English translation of power of attorney granted by Mr. Wenjie Yang dated January 25, 2017. (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)

Exhibit No.	Description of Exhibit
4.8	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.9	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
4.10	Business and Asset Sale and Purchase Agreement in relation to the sale and purchase of the Business and Asset of Bournemouth Collegiate School dated October 1, 2018 (incorporated by reference to Exhibit 4.26 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 14, 2018)
4.11	English Translation of Rights and Obligations Assumption Letter executed by Beijing Huanxue International Travel Limited dated December 12, 2019 (incorporated by reference to Exhibit 4.33 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.12	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Huihua Education Consulting Co., Ltd. dated December 12, 2019 (incorporated by reference to Exhibit 4.34 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.13	Purchase Agreement in relation to the issuance and sales of US$300,000,000 7.45% Senior Notes due 2022 to the Initial Purchaser dated July 24, 2019 (incorporated by reference to Exhibit 4.35 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.14	Sale and Purchase Agreement relating to CATS Colleges Holdings Limited dated July 5, 2019 (incorporated by reference to Exhibit 4.36 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2019)
4.15	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, Beijing Haidian Bright Scholar Training School and Beijing Elib Technology Co., Ltd., dated November 26, 2019 (incorporated by reference to Exhibit 4.37 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.16	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Xingzhu Information Technology Co., Ltd. dated August 31, 2019 (incorporated by reference to Exhibit 4.44 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.17	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Lebeimeng Education Consulting Co., Ltd. dated November 29, 2019 (incorporated by reference to Exhibit 4.59 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)
4.18	English Translation of Rights and Obligations Assumption Letter executed by Guangdong Bright Scholar Ivy League Education Science Research Institute Co., Ltd. dated December 7, 2020 (incorporated by reference to Exhibit 4.66 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on December 23, 2020)

Exhibit No.	Description of Exhibit
4.19	English translation of supplemental agreement to the exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, BGY Education Investment, Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021 (incorporated by reference to Exhibit 4.69 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.20	English translation of equity transfer framework agreement among BGY Education Investment, Baoding Baigou New City Shenghua Country Garden Kindergarten Co., Ltd., Hubei Sannew Education Development Limited, Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., and Beijing Boteng Consulting Co., Ltd., dated August 13, 2021 (incorporated by reference to Exhibit 4.70 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.21	English translation of supplementary power of attorney granted by Ms. Meirong Yang dated August 13, 2021 (incorporated by reference to Exhibit 4.71 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.22	English translation of supplementary power of attorney granted by Mr. Wenjie Yang dated August 13, 2021 (incorporated by reference to Exhibit 4.72 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.23	English translation of power of attorney granted by Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.73 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.24	English translation of power of attorney granted by Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.74 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.25	English translation of power of attorney granted by Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.75 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.26	English translation of power of attorney granted by Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.76 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.27	English translation of power of attorney granted by Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.77 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.28	English translation of power of attorney granted by Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.78 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.29	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.79 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.30	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.80 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.31	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.81 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.32	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.82 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.33	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.83 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.34	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.84 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)

Exhibit No.	Description of Exhibit
4.35	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.85 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.36	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Zhiliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.86 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.37	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Beijing Boteng Consulting Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.87 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.38	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Shangtai Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.88 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.39	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Renliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.89 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.40	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Yongliang Education Technology Co., Ltd. dated August 13, 2021 (incorporated by reference to Exhibit 4.90 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)
4.41	English Translation of Rights and Obligations Assumption Letter executed by Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd. dated May 6, 2021 (incorporated by reference to Exhibit 4.105 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 18, 2022)

Exhibit No.	Description of Exhibit
4.42	2024 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to our Current Report on Form 6-K (file No. 001-38077) furnished to the Securities and Exchange Commission on January 19, 2024 and amended on February 22, 2024)
4.43*	English translation of an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd., Foshan Yongliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd. and Beijing Boteng Consulting Co., Ltd. dated June 17, 2024
4.44*	English translation of an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements by and among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd. dated August 31, 2024
4.45*	English Translation of Rights and Obligations Assumption Letter executed by Foshan Yixue Culture Co., Ltd. dated September 19, 2024
4.46*	English Translation of Rights and Obligations Assumption Letter executed by Foshan Saiyuan Culture Co., Ltd. dated September 19, 2024
4.47*	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Yinghe Culture Co., Ltd. and Guangzhou Yinghe Culture Co., Ltd. Beijing Branch dated November 26, 2024
4.48*	English Translation of Rights and Obligations Assumption Letter executed by Guangzhou Feijia Culture Co., Ltd. dated September 19, 2024
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-217359) filed with the Securities and Exchange Commission on April 18, 2017)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on June 21, 2023)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Deloitte Touche Tohmatus Certified Public Accountants LLP
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of our Form 20-F (file No. 001-38077) filed with the Securities and Exchange Commission on January 2, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.sff
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Ruolei Niu
Name:	Ruolei Niu
Title:	Chief Executive Officer

Date: December 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Bright Scholar Education Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bright Scholar Education Holdings Limited and its subsidiaries (the “Company”) as of August 31, 2023 and 2024, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g) to the financial statements. Such United States dollar amounts are presented solely for the convenience of the readers outside the People’s Republic of China.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Goodwill and indefinite lived intangible assets - Overseas Schools reporting unit - Refer to Notes 2, 6 and 8 to the financial statements

Critical Audit Matter Description

Management conducts an impairment assessment annually or more frequently if events or circumstances indicate that the carrying values of goodwill and indefinite lived intangible assets may be impaired. The Company’s impairment evaluation involves the comparison of the fair values to the carrying values of each reporting unit and the comparison of the fair values to the carrying values of each indefinite lived intangible asset. The fair value of each reporting unit is estimated by management using the discounted cash flow model. The fair values of indefinite lived intangible assets are estimated by management using the relief-from-royalty method. The determination of the fair values of the reporting units and the indefinite lived intangible assets requires management to make significant estimates and assumptions. In particular, the fair value estimate is sensitive to certain assumptions, such as discount rate, terminal growth rate and royalty rate as well as others used to project future cash flows, such as forecasts of future revenues. These assumptions were affected by management’s business plans and expectations about future market and economic conditions, including the impact of the new Value Added Tax (VAT) legislation on private school fees in United Kingdom.

As of August 31, 2024, the carrying value of the goodwill net of impairment allocated to the Overseas Schools segment, which also represents as Overseas Schools reporting unit, was RMB 270.4 million. The Company performed annual impairment test as of August 31, 2024 and determined that the carrying value of Overseas Schools reporting unit exceeded its fair value and, therefore, an impairment loss of RMB 547.3 million on goodwill was recorded for the year ended August 31, 2024. Furthermore, as of August 31, 2024, the carrying value of indefinite lived intangible assets associated with Overseas Schools reporting unit, net of impairment, was RMB 34.9 million. The Company performed annual impairment test as of August 31, 2024 and determined that the carrying value of intangible assets associated with the Overseas Schools reporting unit exceeded their fair value and, therefore, an impairment loss of RMB 258.3 million on indefinite lived intangible assets was recorded for the year ended August 31, 2024.

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

December 13, 2024

We have served as the Company’s auditor since 2016.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Notes	2023	2024
		RMB	RMB	USD
				Note 2(g)
ASSETS
Current assets
Cash and cash equivalents		410,086	493,377	69,588
Restricted cash		9,521	12,167	1,716
Accounts receivable, net of allowance of RMB 13,223 and RMB 12,517 as of August 31, 2023 and 2024, respectively	12	13,800	18,793	2,651
Amounts due from related parties, net of allowance of RMB 13,339 and RMB 19,012 as of August 31, 2023 and 2024, respectively	16	183,468	14,417	2,033
Other receivables, deposits and other assets, net of allowance of RMB 854 and RMB 549 as of August 31, 2023 and 2024, respectively	4	116,807	123,860	17,470
Inventories		1,183	1,160	164
Current assets of discontinued operations	3	192,534	-	-
Total current assets		927,399	663,774	93,622
Restricted cash – non-current		250	250	35
Property and equipment, net	5	390,006	349,349	49,273
Intangible assets, net	6	310,022	49,598	6,995
Goodwill, net	8	1,110,802	527,297	74,372
Long-term investments, net	7	32,732	24,421	3,444
Prepayments for construction contracts		1,711	328	46
Deferred tax assets, net	14	1,644	1,920	271
Other non-current assets, net of allowance of RMB 177 and RMB 141 as of August 31, 2023 and 2024, respectively		9,424	9,106	1,284
Operating lease right-of-use assets – non-current	10	1,490,009	1,419,406	200,198
Non-current assets of discontinued operations	3	345,510	-	-
Total non-current assets		3,692,111	2,381,675	335,918
TOTAL ASSETS		4,619,510	3,045,449	429,540

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Notes	2023	2024
		RMB	RMB	USD
				Note 2(g)
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 3,638 and RMB 2,461 as of August 31, 2023 and 2024, respectively)		94,481	91,843	12,954
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 188,262 and RMB 33,927 as of August 31, 2023 and 2024, respectively)	16	244,259	78,365	11,053
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited RMB 28,003 and RMB 9,513 as of August 31, 2023 and 2024, respectively)	9	233,053	191,222	26,971
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 12,534 and RMB 7,301 as of August 31, 2023 and 2024, respectively)		88,460	78,986	11,140
Contract liabilities – current (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 5,640 and RMB 883 as of August 31, 2023 and 2024, respectively)	12	428,617	445,715	62,865
Refund liabilities – current (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 164 and RMB 30 as of August 31, 2023 and 2024, respectively)	12	10,129	9,872	1,392
Operating lease liabilities – current (including operating lease liabilities - current of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 1,822 and RMB nil as of August 31, 2023 and 2024, respectively)	10	104,905	106,325	14,996
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 258,330 and RMB nil as of August 31, 2023 and 2024, respectively)	3	276,499	-	-
Total current liabilities		1,480,403	1,002,328	141,371
Non-current contract liabilities (including non-current portion of contract liabilities of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB nil and RMB nil as of August 31, 2023 and 2024, respectively)	12	971	866	122
Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 74 and RMB nil as of August 31, 2023 and 2024, respectively)	14	34,755	31,174	4,397

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except shares and par value data)

		As of August 31,	As of August 31,
	Notes	2023	2024
		RMB	RMB	USD
				Note 2(g)
Operating lease liabilities – non-current (including operating lease liabilities – non-current of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 2,025 and RMB nil as of August 31, 2023 and 2024, respectively)	10	1,461,255	1,404,973	198,163
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 70,436 and RMB nil as of August 31, 2023 and 2024, respectively)	3	70,470	-	-
Total non-current liabilities		1,567,451	1,437,013	202,682
TOTAL LIABILITIES		3,047,854	2,439,341	344,053
Commitments and Contingencies	17

EQUITY
Share capital (US$0.00001 par value; 118,669,795 shares issued and outstanding as of August 31, 2023 and 2024, respectively)	11	8	8	1
Additional paid-in capital		1,697,370	1,783,490	251,550
Statutory reserves		20,155	16,535	2,332
Accumulated other comprehensive income		172,230	191,397	26,995
Accumulated deficit		(473,154)	(1,474,619)	(207,986)
Shareholders’ equity		1,416,609	516,811	72,892
Non-controlling interests	18	155,047	89,297	12,595
TOTAL EQUITY		1,571,656	606,108	85,487
TOTAL LIABILITIES AND EQUITY		4,619,510	3,045,449	429,540

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data)

	Notes	2022	2023	2024
		RMB	RMB	RMB	USD

Revenue	12	1,439,291	1,772,127	1,755,206	247,561
Cost of revenue		(1,068,626)	(1,304,699)	(1,251,620)	(176,533)
Gross profit		370,665	467,428	503,586	71,028
Selling, general and administrative expenses		(458,816)	(512,882)	(469,047)	(66,156)
Other operating income		4,198	43,783	3,699	522
Impairment loss on property and equipment		(6,586)	(12,891)	(6,607)	(932)
Impairment loss on operating lease right-of-use assets		(8,861)	-	-	-
Impairment loss on intangible assets		(113,385)	-	(258,326)	(36,435)
Impairment loss on goodwill		(419,805)	(147,116)	(593,748)	(83,744)
Operating loss		(632,590)	(161,678)	(820,443)	(115,717)
Interest expense, net		(126,029)	(5,452)	(1,315)	(185)
Investment income/ (loss)		134,353	(807)	(2,516)	(355)
Other expenses		(7,421)	(7,380)	(4,012)	(567)
Loss before income taxes and share of equity in loss of unconsolidated affiliates		(631,687)	(175,317)	(828,286)	(116,824)
Income tax expense	14	(55,143)	(183,208)	(32,908)	(4,641)
Share of equity in loss of unconsolidated affiliates		(151)	(339)	(7,876)	(1,111)
Net loss from continuing operations		(686,981)	(358,864)	(869,070)	(122,576)
Loss from discontinued operations, net of tax	3	(16,556)	(27,959)	(163,791)	(23,102)
Net loss		(703,537)	(386,823)	(1,032,861)	(145,678)
Less: Net income/ (loss) attributable to the non-controlling interests
Continuing operations		(629)	823	(17,296)	(2,439)
Discontinued operations		6,432	7,488	(19,286)	(2,720)
Net loss attributable to Bright Scholar Education Holdings Limited shareholders		(709,340)	(395,134)	(996,279)	(140,519)
Net loss per share attributable to ordinary shareholders — basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	15	(5.79)	(3.03)	(7.18)	(1.01)
Net loss from discontinued operations attributable to ordinary shareholders	15	(0.19)	(0.30)	(1.22)	(0.17)
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	15	(5.98)	(3.33)	(8.40)	(1.18)
Weighted average shares used in calculating net loss per ordinary share, basic and diluted	15	118,697,495	118,669,795	118,669,795	118,669,795

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED AUGUST 31, 2022, 2023 AND 2024

(Amounts in thousands)

	2022	2023	2024
	RMB	RMB	RMB	USD
				Note 2(g)
Net loss	(703,537)	(386,823)	(1,032,861)	(145,678)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(133,840)	137,775	19,192	2,707
Other comprehensive (loss)/income	(133,840)	137,775	19,192	2,707
Comprehensive loss	(837,377)	(249,048)	(1,013,669)	(142,971)
Less: comprehensive income/ (loss) attributable to non-controlling interests
Continuing operations	(546)	769	(17,271)	(2,435)
Discontinued operations	6,432	7,488	(19,286)	(2,720)
Comprehensive loss attributable to ordinary shareholders	(843,263)	(257,305)	(977,112)	(137,816)

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	Share capital		Additional paid-in capital	Statutory reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Total Bright Scholar Education Holdings Limited shareholders’ equity	Non- controlling interests	Non- controlling interests of discontinued operations	Total equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of August 31, 2021	118,957,153	8	1,727,020	2,531	648,944	168,324	2,546,827	150,387	109,662	2,806,876
Net (loss)/income for the year	—	—	—	—	(709,340)	—	(709,340)	(629)	6,432	(703,537)
Capital injection	—	—	1,000	—	—	—	1,000	4,630	1,530	7,160
Foreign currency translation adjustment	—	—	—	—	—	(133,923)	(133,923)	83	—	(133,840)
Repurchase of ordinary shares (a)	—	—	(9,245)	—	—	—	(9,245)	—	—	(9,245)
Cancellation of Treasury Stock (a)	(287,358)	*	*	—	—	—	—	—	—	—
Share-based compensation (Note 13)	—	—	(816)	—	—	—	(816)	—	—	(816)
Provision for statutory reserves	—	—	—	12,341	(12,341)	—	—	—	—	—
Distribution of dividends to non-controlling interest shareholders (b)	—	—	—	—	—	—	—	(6,149)	(21,324)	(27,473)
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	(24,601)	—	—	—	(24,601)	(6,798)	(12,183)	(43,582)
Balance as of August 31, 2022 in RMB	118,669,795	8	1,693,358	14,872	(72,737)	34,401	1,669,902	141,524	84,117	1,895,543
Net (loss)/income for the year	—	—	—	—	(395,134)	—	(395,134)	1,607	6,704	(386,823)
Capital injection	—	—	—	—	—	—	—	5	760	765
Foreign currency translation adjustment	—	—	—	—	—	137,829	137,829	(54)	—	137,775
Provision for statutory reserves	—	—	—	5,283	(5,283)	—	—	—	—	—
Distribution of dividends to non-controlling interest shareholders (b)	—	—	—	—	—	—	—	(33,108)	(25,196)	(58,304)
Acquisition of additional interest in subsidiaries of non-controlling interests	—	—	(7,877)	—	—	—	(7,877)	—	(19,886)	(27,763)
Disposal of a subsidiary to an entity under common control (c)	—	—	8,282	—	—	—	8,282	2,181	—	10,463
Exemption for future capital injection	—	—	3,607	—	—	—	3,607	—	(3,607)	—
Balance as of August 31, 2023 in RMB	118,669,795	8	1,697,370	20,155	(473,154)	172,230	1,416,609	112,155	42,892	1,571,656
Net loss for the year	—	—	—	—	(996,279)	—	(996,279)	(17,296)	(19,286)	(1,032,861)
Foreign currency translation adjustment	—	—	—	—	—	19,167	19,167	25	—	19,192
Share-based compensation (Note 13)	—	—	8,101	—	—	—	8,101	—	—	8,101
Provision for statutory reserves	—	—	—	343	(343)	—	—	—	—	—
Distribution of dividends to non-controlling interest shareholders (b)	—	—	—	—	—	—	—	(4,441)	(13,518)	(17,959)
Disposal of a VIE to a shareholder of the Company (Note 2(b))	—	—	69,213	—	—	—	69,213	—	2,081	71,294
Disposal of subsidiaries (Note 3)	—	—	8,806	(3,963)	(4,843)	—	—	(1,146)	(12,169)	(13,315)
Balance as of August 31, 2024 in RMB	118,669,795	8	1,783,490	16,535	(1,474,619)	191,397	516,811	89,297	—	606,108
Balance as of August 31, 2024 in USD	118,669,795	1	251,550	2,332	(207,986)	26,995	72,892	12,595	—	85,487

The accompanying notes are an integral part of these consolidated financial statements.

Note*:	The amount is less than RMB one thousand.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY - continued

(Amounts in thousands, except for share data)

Note (a):	The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired ordinary shares is recorded as treasury stock. During the year ended August 31, 2022, the Group repurchased a total of 258,731 ordinary shares from the market for a cash consideration of RMB 9,245. Total of 287,358 ordinary shares had been cancelled by the Group during the year ended August 31, 2022. As of August 31, 2023 and 2024, the number of treasury stock is nil.

Note (b):	The Group has distributed a cash dividend of RMB 27,473, RMB 58,304 and RMB 17,959 to the non-controlling interest shareholders during the years ended August 31, 2022, 2023 and 2024, respectively. The cash dividend has been fully paid as of August 31, 2022, 2023 and 2024, respectively.

Note (c):	During the year ended August 31, 2023, the Company disposed of a subsidiary to Wuhan Sannew Education Development Co., Ltd. (“Wuhan Sannew”) with a total consideration of RMB 1,000, which equals to the share capital of the disposed subsidiary. Wuhan Sannew is one of the affected entities, which had been deconsolidated due to the effectiveness of the Implementation Rules on August 31, 2021. The difference of RMB 8,282 between the consideration of RMB 1,000 and the carrying amounts of the net assets transferred of RMB (9,463) including the non-controlling interests of RMB (2,181) is recognized in additional paid-in capital of the Company.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2022, 2023 AND 2024

(Amounts in thousands)

	Notes	2022	2023	2024
		RMB	RMB	RMB	USD
					Note 2(g)
Cash flows from operating activities
Net loss for the year		(703,537)	(386,823)	(1,032,861)	(145,678)
Adjustments to reconcile net cash flows from operating activities:
Depreciation		98,120	69,003	51,774	7,302
Amortization of intangible assets		17,814	14,916	11,312	1,595
Non-cash lease expense		132,392	123,383	127,285	17,953
Impairment loss on property and equipment		6,586	12,891	6,607	932
Impairment loss on operating lease right-of-use assets		8,861	—	—	—
Impairment loss on the long-term investments		—	2,613	7,647	1,079
Impairment loss on intangible assets		113,385	2,052	258,326	36,435
Impairment loss on goodwill		419,805	207,830	765,514	107,971
Gain on lease early termination		(17,022)	(28,688)	(5,847)	(825)
(Reversal)/ provision of current expected credit losses		(5,835)	12,054	4,507	636
Finance costs		19,853	344	—	—
Loss/(gain) on disposal of property and equipment		582	(14,571)	8,477	1,196
Gain on disposal of subsidiaries	3	—	—	(4,725)	(666)
Share of equity in loss of unconsolidated affiliates*		39,747	339	225	32
Share-based compensation		(816)	—	8,101	1,142
Investment (income)/loss		(83,787)	1,464	439	62
Deferred income taxes		(33,535)	108,110	5,366	757
Fair value change of contingent consideration payable for Leti acquisition**		—	(11,541)	—	—
Changes in operating assets and liabilities and other, net:
Accounts receivable		27,279	521	(5,097)	(719)
Inventories		710	1,378	1,035	146
Amounts due from related parties		(12,361)	5,376	11,093	1,565
Other receivables, deposits and other assets		(36,650)	(2,491)	(67,505)	(9,521)
Accounts payable		36,857	(1,496)	2,958	417
Amounts due to related parties		86,533	10,289	(17,255)	(2,434)
Accrued expenses and other current liabilities		74,936	(25,923)	110,475	15,582
Contract liabilities		114,800	(13,740)	18,271	2,577
Refund liabilities		(11,845)	(2,945)	(4,630)	(653)
Other assets and liabilities		(132,071)	37,508	(34,198)	(4,825)
Operating lease liabilities		(113,628)	(99,592)	(100,900)	(14,231)
Net cash provided by operating activities		47,173	22,261	126,394	17,827
Cash flows from investing activities
Purchase of short-term investments		(2,337,000)	—	(40,000)	(5,642)
Proceed from redemption of short-term investments upon maturity		1,536,494	—	13,500	1,904
Additions of property and equipment		(89,644)	(79,375)	(45,463)	(6,412)
Proceeds from sale of property and equipment		2,949	26,445	95,005	13,400
Disposal of subsidiaries, net of cash disposed of RMB nil, RMB 19 and RMB 175,482 in 2022, 2023 and 2024, respectively	3	—	(19)	(121,046)	(17,073)
Purchase of long-term investments	7	(5,000)	—	—	—
Proceeds from loan receivable		55,432	—	—	—
Net cash used in investing activities		(836,769)	(52,949)	(98,004)	(13,823)

Note*:	This amount included share of equity in loss of unconsolidated affiliates in discontinued operation for the year ended August 31, 2022.

Note**:	In the fiscal year 2023, Leti failed to meet the financial performance requirement agreed in the share purchase agreement and is expected not able to meet future financial performance requirement. The fair value of the contingent consideration payable to related parties (non-controlling interest shareholder of Leti) has reduced to RMB nil.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED AUGUST 31, 2022, 2023 AND 2024 - CONTINUED

(Amounts in thousands)

	Note	2022	2023	2024
		RMB	RMB	RMB	USD
					Note 2(g)
Cash flows from financing activities
Payments for purchase of non-controlling interest		(43,582)	(27,763)	—	—
Advances from related parties		1,806,663	—	71,946	10,148
Repayments for advances from related parties		—	(41,563)	(139,446)	(19,668)
Proceeds from related party loan		480,000	—	—	—
Repayment for related party loan		(480,000)	—	—	—
Repurchase of ordinary shares		(9,245)	—	—	—
Dividend to non-controlling interests		(27,473)	(58,304)	(17,959)	(2,533)
Proceeds from bank loans		629,008	—	—	—
Repayment for bank loans		(1,221,799)	(171,929)	—	—
Repurchase of bonds		(394,756)	—	—	—
Redemption of bonds		(1,513,460)	—	—	—
Capital injection from non-controlling interests		7,160	765	—	—
Proceeds from promissory note		877,487	—	—	—
Payment for acquisition of Leti		(2,500)	—	—	—
Payment for acquisition of Linstitute		(6,120)	—	—	—
Net cash provided by/ (used in) financing activities		101,383	(298,794)	(85,459)	(12,053)
Net decrease in cash and cash equivalents, and restricted cash		(688,213)	(329,482)	(57,069)	(8,049)
Cash and cash equivalents and restricted cash at beginning of the year		1,515,163	857,784	567,236	80,005
Effect of exchange rate changes on cash and cash equivalents and restricted cash		30,834	38,934	(4,373)	(617)
Cash and cash equivalents and restricted cash at end of the year		857,784	567,236	505,794	71,339
Supplemental disclosure of cash flow information:
Income tax paid		153,821	65,993	38,097	5,373
Non-cash investing and financing activities:
For the years ended of August 31, 2022, 2023 and 2024
Accounts payable balance for acquisition of property and equipment		(5,205)	(6,812)	(6,924)	(977)
Amounts due to related parties balance for acquisition of property and equipment		(512)	(497)	(501)	(71)
Other receivables, deposits and other assets balance for disposal of property and equipment		—	25,256	13,286	1,874
Right-of-use assets obtained in exchange for the new operating lease liabilities		86,116	30,165	12,898	1,819
Decrease of right-of-use assets for early termination		55,908	23,380	21,098	2,976
Decrease of amount due to related parties by offsetting with short-term investments	16	884,293	—	—	—
Increase of amount due from related parties from disposal of property and equipment	16	57,998	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings Limited (the “Company”) was incorporated under the laws of Cayman Islands on December 16, 2016. The Company, its subsidiaries, schools, its variable interest entities (the “VIE”s) and its VIEs’ subsidiaries (collectively referred to as the “Group”) are principally engaged in the provision of education services, including complementary education services, operation services for domestic schools, and education programs and services including independent schools and colleges in United Kingdom (the “UK”) and the United States (the “US”).

As of August 31, 2024, details of the material Company’s subsidiaries, schools, its VIEs and the VIE’s major subsidiaries of the continuing operations were as follows:

	Place of establishment	Date of establishment	Equity interest attributed to the Group as of August 31, 2024	Principal activities
Major wholly owned subsidiaries:
Impetus Investment Limited (“Impetus”)	Cayman	April 1, 2014	100%	Investment holding
Zhuhai Bright Scholar	PRC	January 24, 2017	100%	Management consulting service
Time Education China Holdings Limited	Hong Kong	August 16, 2013	100%	Investment holding
Bright Scholar (Enlightenment) Investment Holdings Limited	Cayman	December 27, 2017	100%	Investment holding
Shenzhen Qianhai Xingkeyucai Trading Co., Ltd.	PRC	December 15, 2016	100%	Complementary education services
Can-achieve (Beijing) Education Consulting Co., Ltd.	PRC	May 14, 2008	70%	Complementary education services
Guangdong Bright Scholar Education Technology Co., Ltd.	PRC	September 26, 2017	100%	Complementary education services
Guangdong Zhixing Weilai Logistics Management Co., Ltd.	PRC	October 24, 2018	100%	Complementary education services
Bright Scholar (UK) Holdings Limited	UK	July 31, 2018	100%	Investment holding
CATS Colleges Holdings Limited	UK	March 13, 2019	100%	Investment holding
Cambridge Arts and Science Limited	UK	October 23, 1997	100%	Overseas education services
The Worthgate School Canterbury	UK	August 29, 2007	100%	Overseas education services
Guildhouse School London	UK	November 17, 2010	100%	Overseas education services
CATS Academy Boston Inc.	US	July 5, 2012	100%	Overseas education services
VIEs of the Company:
Foshan Zhiliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Beijing Boteng Consulting Co., Ltd.	PRC	June 1, 2021	100%	Investment holding
Foshan Yongliang Education Technology Co., Ltd.	PRC	August 13, 2021	100%	Investment holding
Major subsidiaries and schools of the VIEs:
Foshan Kunshun Culture Co., Ltd.	PRC	April 27, 2022	100%	Complementary education services
Foshan ShunQian Culture Co., Ltd.	PRC	May 20, 2022	100%	Complementary education services
Guangzhou Shunheng Culture Co., Ltd.	PRC	March 17, 2022	100%	Complementary education services
Jiangmen Shunkun Culture Co., Ltd.	PRC	June 16, 2022	100%	Complementary education services
Jurong Shuntai Culture Co., Ltd.	PRC	May 31, 2022	100%	Complementary education services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Following a strategic decision to place greater focus on the Group’s core oversea business, a disposal plan was formed in the early of fiscal year 2024 to divest the Group’s non-core businesses. The disposals of six business units (collectively referred to as the “Disposal Group”) were completed during the year ended August 31, 2024. Except for domestic for-profit kindergartens, which belonged to the Company’s Domestic Kindergartens and K-12 Operation Services segment, the other five businesses belonged to the Company’s Complementary Education Service segment. The Company’s sales of the Disposal Group represented a strategic business shift having a major effect on the Group’s operations and financial results. As a result of the strategy to divest the Group’s non-core businesses, the results of operations for the Disposal Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted. Refer to Note 3 for further discussion on the Group’s discontinued operations.

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

Accordingly, in 2017, the Company, through its wholly owned subsidiary (the “WFOE”) Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. (“Zhuhai Bright Scholar”), have entered into the following contractual arrangements with Guangdong Country Garden Education Investment Management Co., Ltd. (“BGY Education Investment”), BGY Education Investment’s subsidiaries and schools, and BGY Education Investment’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE (collectively referred to as the “2017 contractual arrangements”).

On May 14, 2021, the General Office of the State Council of the People’s Republic of China (the “PRC State Council”) announced the issuance of the Implementation Regulations of the People’s Republic of China on the Law Regarding the Promotion of Private Education (the “Implementation Rules”), which became effective on September 1, 2021.

In response to the Implementation Rules, a set of supplementary agreements to the contractual arrangements were entered into among Company’s WFOE, Zhuhai Bright Scholar, BGY Education Investment, BGY Education Investment’s shareholders and six newly established companies in August 2021 to enable them, as well as their subsidiaries, to entitle to the same power, rights and obligations of the contractual arrangements as BGY Education Investment (collectively referred to as the “2021 supplemental agreements”). The six newly established companies, including Foshan Meiliang Education Technology Co., Ltd., Foshan Zhiliang Education Technology Co., Ltd., Beijing Boteng Education Consulting Co., Ltd., Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd. and Foshan Yongliang Education Technology Co., Ltd. (collectively referred to as the “New VIEs”), are owned by the same equity shareholders as BGY Education Investment. On the same day, the New VIEs obtained the equity interest of the subsidiaries providing complementary education services, operation services for domestic schools and for-profit kindergartens from BGY Education Investment, which were previously held by BGY Education Investment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Consolidation of VIEs - continued

To streamline the Group corporate structure, on June 21, 2024, two VIE entities, Foshan Shangtai Education Technology Co., Ltd. and Foshan Renliang Education Technology Co., Ltd., completed their deregistration process and were liquidated. Both entities were shell companies with nominal net liabilities at the deregistration date. Related VIE contractual arrangements was unbounded in the deregistration process.

On August 31, 2024, an agreement supplementary to the 2017 contractual arrangements and 2021 supplemental agreements was entered into among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and Foshan Meiliang Education Technology Co., Ltd., (“Foshan Meiliang”) to stipulate that Foshan Meiliang and its affiliated entities (including nine for-profit kindergartens) are no longer bound by the 2017 contractual arrangements and 2021 supplemental agreements. As of the completion date on August 31, 2024, the net deficit amount of Foshan Meiliang and its affiliated entities was RMB 71,294. The Company accounted for the difference between the net deficit of Foshan Meiliang and the nominal consideration from the Company’s shareholders as a deemed contribution from the shareholders and recorded it in additional paid-in capital amounting to RMB 69,213 and non-controlling interests amounting to RMB 2,081, respectively.

Accordingly, the Group had consolidated the financial position and operating results of BGY Education Investment, new VIEs and its subsidiaries and schools in the consolidated financial statements of the Company during the year ended August 31, 2021 before the Group lost control over the affected entities and schools by August 31, 2021 as a result of the effectiveness of the Implementation Rules. The Company’s VIE includes (1) BGY Education Investment and the schools and subsidiaries it held, prior to August 31, 2021; and (2) the New VIEs and subsidiaries and schools they hold respectively before and after August 31, 2021, except for Foshan Shangtai Education Technology Co., Ltd., Foshan Renliang Education Technology Co., Ltd. and Foshan Meiliang Education Technology Co., Ltd. since their respective termination from the contract arrangements.

Agreements that provide the Group with effective control over the VIEs include:

Voting Rights Proxy Agreement & Irrevocable Power of Attorney

Under the aforementioned 2021 supplementary agreements, including supplementary voting right proxy agreement and irrevocable power of attorney, each of the shareholders of New VIEs has executed a power of attorney to grant Zhuhai Bright Scholar the power of attorney to act on his or her behalf on all matters pertaining to the New VIEs and to exercise all of his or her rights as a shareholder of the New VIEs, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Zhuhai Bright Scholar terminates the agreement by giving a prior written notice or gives its consent to the termination by the New VIEs.

Exclusive Call Option Agreement

Under the aforementioned 2021 supplementary agreements, including the exclusive call option agreement, each of the shareholders of the New VIEs granted Zhuhai Bright Scholar or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in the New VIEs when and to the extent permitted by PRC law. Zhuhai Bright Scholar or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Zhuhai Bright Scholar’s written consent, the shareholders of the New VIEs shall not transfer, donate, pledge, or otherwise dispose any equity interests of the New VIEs in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement cannot be terminated by the New VIEs or their shareholders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Equity Pledge Agreement

Under the aforementioned 2021 supplementary agreements including the equity pledge agreement, each of the shareholders pledged all of their equity interests in the New VIEs to Zhuhai Bright Scholar as collateral to secure their obligations under the equity pledge agreements. If the shareholders of the New VIEs breach their respective contractual obligations, Zhuhai Bright Scholar, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of the New VIEs shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in the New VIEs without prior written consent of Zhuhai Bright Scholar. The equity pledge right held by Zhuhai Bright Scholar will expire when the shareholders of the New VIEs and Zhuhai Bright Scholar have fully performed their respective obligations under the Consulting Services Agreement and Operating Agreement, or the shareholder is no longer a shareholder of the New VIEs or the satisfaction of all its obligations by the New VIEs under the VIE contractual arrangements.

The agreements that transfer economic benefits of the New VIEs to the Group include:

Exclusive Management Services and Business Cooperation Agreement

Under the aforementioned 2021 supplementary agreements including the exclusive management services and business cooperation agreement, the New VIEs engage Zhuhai Bright Scholar as their exclusive technical and operational consultant and under which Zhuhai Bright Scholar agrees to assist in business development and related services necessary to conduct the New VIEs’ operational activities. The New VIEs shall not seek or accept similar services from other providers without the prior written approval of Zhuhai Bright Scholar. The agreements will be effective as long as the New VIEs exist. Zhuhai Bright Scholar may terminate this agreement at any time by giving a prior written notice to the New VIEs.

Under the above agreements, the shareholders of the New VIEs irrevocably granted Zhuhai Bright Scholar the power to exercise all voting rights to which they were entitled in the respective periods. In addition, Zhuhai Bright Scholar has the option to acquire all of the equity interests in the New VIEs, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration in the respective periods. Finally, Zhuhai Bright Scholar is entitled to receive service fees for services to be provided to the New VIEs.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the New VIEs, while the Equity Pledge Agreements secure the obligations of the shareholders of the New VIEs under the relevant agreements. Because the Group, through Zhuhai Bright Scholar, has (i) the power to direct the activities of the New VIEs, that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from the New VIEs, the Group is deemed the primary beneficiary of the New VIEs. Accordingly, the Company consolidates the New VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements.

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

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate the New VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the New VIEs and their shareholders, and it may lose the ability to receive economic benefits from the New VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Exclusive Management Services and Business Cooperation Agreement - continued

Risks related contractual arrangements - continued

The following balances of VIEs as of August 31, 2023 and 2024, were included in the Group’s consolidated balance sheet after the elimination of intercompany balances, respectively.

	As of August 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	13,147	27,017
Restricted cash	-	120
Accounts receivable, net	2,688	2,731
Amounts due from related parties, net	32	-
Other receivables, deposits and other assets, net	7,858	29,507
Inventories	161	355
Total current assets	23,886	59,730
Restricted cash - non-current	250	250
Property and equipment, net	13,550	1,025
Goodwill, net	1,703	1,703
Prepayments for construction contract	950	62
Operating lease right-of-use assets – non-current	3,693	-
Other non-current assets, net	326	378
Total non-current assets	20,472	3,418
TOTAL ASSETS	44,358	63,148
LIABILITIES
Current liabilities
Accounts payable	3,638	2,461
Amounts due to related parties	188,262	33,927
Accrued expenses and other current liabilities	28,003	9,513
Income tax payable	12,534	7,301
Contract liabilities	5,640	883
Refund liabilities	164	30
Operating lease liabilities – current	1,822	-
Total current liabilities	240,063	54,115
Deferred tax liabilities, net	74	-
Operating lease liabilities – non-current	2,025	-
Total non-current liabilities	2,099	-
TOTAL LIABILITIES	242,162	54,115

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) Principles of consolidation - continued

Exclusive Management Services and Business Cooperation Agreement - continued

Risks related contractual arrangements - continued

The following amounts of VIEs for the years ended August 31, 2022, 2023 and 2024, were included in the Group’s consolidated statements of operations and consolidated statements of cash flows after the elimination of intercompany balances.

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue from continuing operations	136,117	194,646	131,626
Revenue from discontinued operations	191,456	260,830	273,579
Net income from continuing operation after elimination of intercompany transactions	41,898	35,455	70,931
Net income/ (loss) from discontinued operations after elimination of intercompany transactions	3,872	(37,331)	(171,491)

Net cash provided by operating activities	39,184	107,531	91,090
Net cash (used in)/ provided by investing activities	(53,738)	(68,598)	13,170
Net cash provided by/ (used in) financing activities	26,922	(49,528)	(90,270)
Net increase in cash and cash equivalents and restricted cash	12,368	(10,595)	13,990
Cash and cash equivalents and restricted cash at beginning of year	11,624	23,992	13,397
Cash and cash equivalents and restricted cash at end of year	23,992	13,397	27,387

VIEs contributed an aggregate of 9.5%, 11.0% and 7.5% of the consolidated revenue from continuing operations for the three years ended August 31, 2022, 2023 and 2024, respectively. As of August 31, 2023, the VIEs accounted for an aggregate of 1.1% of the consolidated total assets, and 9.0% and of the consolidated total liabilities from continuing operations. And as of August 31, 2024, the VIEs accounted for an aggregate of 2.1% of the consolidated total assets, and 2.2% and of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves, in the respective periods. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include the consolidation of variable interest entities, impairment assessment of indefinite lived intangible assets, goodwill and long-lived assets and assessment of realization of deferred tax assets. Actual results may differ materially from those estimates.

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

The carrying values of short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables, deposits, accounts payable, amounts due to related parties and other current liabilities that are recorded at cost, which approximate~~s~~ their fair value due to the short-term nature of these instruments.

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

(f) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 225,075 and RMB 249,091 as of August 31, 2023 and 2024, respectively.

(g) Convenience translation

The Group’s reporting currency is RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0900, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 30, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2024, or at any other rate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(i) Restricted cash

The Group’s restricted cash mainly represents (a) deposit restricted as to withdrawal or use under government regulations; and (b) deposit held in a designated bank account for the sole purpose of business operation including the establishment of new subsidiaries.

(j) Long-term investments

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

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASU 2011- 4: Fair Value Measurement (ASC 820). If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations.

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

The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

(k) Allowance for doubtful accounts

Accounts receivable mainly represents amounts due from corporate customers of the Group’s various subsidiaries, and amounts due from students of the Group’s UK schools. The allowance for doubtful accounts is the Group’s best estimates of the amount of probable credit losses in the Group’s existing accounts receivable balance. The Group provides allowance for doubtful accounts based on historical credit loss experience and a review of the current status and reasonable and supportable forecasts of future events and economic conditions. Accounts receivable, other receivables and amounts due from related parties are presented net of allowance for doubtful accounts.

(l) Inventories

Inventories are stated at the lower of cost or net realizable value.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m) Property and equipment, net

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

(n) Goodwill, net

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of August 31, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has the option to first assess qualitative factors to determine whether it is necessary to perform quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount. For the year ended August 31, 2024, the Group bypassed the qualitative assessment and performed a quantitative assessment of the goodwill for all reporting units.

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

For the years ended August 31, 2022, 2023 and 2024, the Group recorded RMB 419,805, RMB 147,116 and RMB 593,748 impairment loss on goodwill, respectively (Note 9).

(o) Intangible assets, net

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o) Intangible assets, net - continued

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

For the years ended August 31, 2022, 2023 and 2024, the Group recorded RMB 113,385, RMB nil and RMB 258,326 impairment loss on indefinite lived intangible assets, respectively.

(p) Leases

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

The Company has leases that have variable payments, including lease payments where lease payment increases are based on the percentage change in the Consumer Price Index (“CPI”). For such leases, payment at the lease commencement date is used to measure the operating lease ROU assets and operating lease liabilities. Lease payments that are based on a change in CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. Majority of the leases within Overseas Schools reportable segment have variable payments. As of August 31, 2023 and 2024, the leases within Overseas Schools reportable segment that are subject to terms of variable payments contributed to the operating lease right-of-use assets by RMB 928,284 and RMB 1,359,545 respectively, and to operating lease liabilities by RMB 964,043 and RMB 959,406, respectively.

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

During the fiscal years ended August 31, 2023, the Group received Coronavirus Disease 2019 (“COVID-19”) related rent concessions. Consistent with updated guidance from the Financial Accounting Standards Board (“FASB”) in April 2020, the Group elected to treat COVID-19-related rental discount as variable rent and applied payable approach to COVID-19 related deferral of rent payment. No rent concession was received by the Group during fiscal years ended August 31, 2024. Rental discount, amounting to RMB 981, was recognized as an offset to rent expense within selling, general and administrative expenses and cost of revenue on the Group’s consolidated statement of operations during the years ended August 31, 2023.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q) Impairment of long-lived assets with definite life

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

The Group recorded RMB 8,861, RMB nil and RMB nil impairment loss on operating lease right-of-use assets during the years ended August 31, 2022, 2023 and 2024, respectively (Note 10). In addition, for the years ended August 31, 2022, 2023 and 2024, the Group recorded RMB 6,586, RMB 12,891 and RMB 6,607 impairment loss on property and equipment, respectively (Note 5).

(r) Other non-current assets

Other non-current assets primarily consist of deposits for operating leases.

(s) Revenue recognition

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

Income from educational programs and services

The educational programs and services from continuing operations consist of tuition, boarding and meal service from overseas schools in the UK and the US. After the effectiveness of the Implementation Rule on August 31, 2021, the education services also consist of boarding and meal service provided to the students in the affected private schools. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. The program and service fee is generally collected in advance prior to the beginning of each semester, or prior to the beginning of the education programs, and is initially recorded as contract liabilities. Refunds are provided to students if they decide within the predetermined period that they no longer want to take the course or enroll in the program. After the predetermined period as agreed in the contract, if a student withdraws from the program, the program fee is no longer available for refund. The Group determines the transaction price to be earned based on the tuition fee and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. Historically, the Group has not had material refunds in this respect.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s) Revenue recognition - continued

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

Consulting service income

The Group offers study abroad consulting to students who intend to study abroad. Study-abroad consulting services are accounted for as a single performance obligation. The Group charges each student an up-front prepaid fee based on the scope of consulting services requested by the student. Portion of the prepaid services fee are refundable if the student does not successfully gain admission. The Group determines the transaction price to be earned based on the consulting service fees and the estimated refund liability. The refund liability is determined based on historical refund ratio on a portfolio basis using the expected value method. The Group has not experienced significant refunds in the past or in the current year. The Group recognizes revenue over the consulting service period.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t) Cost of revenues

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

(u) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 2,256, RMB 9,049 and RMB 8,235 for the years ended August 31, 2022, 2023 and 2024, respectively. During the year ended August 31, 2023, the government subsidies of RMB 2,578 was recognized from the remuneration compensation plan executed by UK government due to COVID-19.

(v) Income Taxes

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

(w) Employee Benefits

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

The Company also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC (Note 20).

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x) Share-based compensation

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

(y) Comprehensive loss

Comprehensive loss is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

(z) Segment

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance. The CODM was identified as the management committee who reviews the financial information of its operating and reportable segments when making decisions about allocation of resources and assessing performance. The Group operates in three reportable segments including Overseas Schools, Complementary Education Services, and K-12 Operation Services.

(aa) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2024, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited with financial institutions with high-credit ratings and quality.

(ab) Earnings per Share

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

(ac) Recent accounting pronouncements adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which the amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The amendments in this update address how to determine whether a contract liability is recognized by the acquirer in a business combination. The ASU is effective for the fiscal year beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group adopted this new standard beginning September 1, 2023 and concluded the adoption does not have any material impact on its consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ad) Recent accounting pronouncements issued not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

3.	DISCONTINUED OPERATIONS

A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.

As refer to Note 2(a), the Group evaluated and concluded that the Disposal Group should be accounted as discontinued operations during the year ended August 31, 2024. During the year ended August 31, 2024, following the disposal plan formed in the early of fiscal year 2024, Group completed six disposals for an aggregate consideration RMB 42,771 and recorded a gain on the disposal of subsidiaries of RMB 4,725 and an equity contribution on the disposal of a VIE and its kindergartens of RMB 69,213. The Disposal Group includes 100% equity interest in Beijing Huanxue Tianxia International Travel Limited and its affiliates (“Huanxue Tianxia”), 60% equity interest of Jiangxi Leti Camp Education Technology Co., Ltd. and its subsidiaries (“Leti”), 60% equity interest in Shanghai Huodai Business Information Consulting Co., Ltd. and its affiliates (“Linstitute”), 90% equity interest in Chengdu Yinzhe Education and Technology Co., Ltd., its subsidiaries and its affiliates (“Chengdu Yinzhe”), 100% equity interest in Guangzhou Elan Culture Consulting Service Co., Ltd. and its affiliates (“Elan”) and the VIE entity Foshan Meiliang and its for-profit kindergartens (Note 2(b)).

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of August 31, 2023 is as follow.

3.	DISCONTINUED OPERATIONS - continue

As of August 31,
2023
RMB
ASSETS
Current assets
Cash and cash equivalents	127,239
Restricted cash	18,740
Accounts receivable, net of allowance RMB 109	5,409
Amounts due from related parties, net of allowance of RMB 60	4,977
Other receivables, deposits and other assets, net of allowance of RMB 103	31,872
Inventories	4,297
Total current assets	192,534
Restricted cash – non-current	1,400
Property and equipment, net*	24,219
Intangible assets, net**	33,055
Goodwill, net	218,070
Long-term investments, net	3,338
Deferred tax assets, net	166
Operating lease right-of-use assets – non-current	59,438
Other non-current assets, net of allowance of RMB 109	5,824
Total non-current assets	345,510
TOTAL ASSETS	538,044
LIABILITIES
Current liabilities
Accounts payable	10,712
Amounts due to related parties	67,192
Accrued expenses and other current liabilities	46,637
Income tax payable	10,907
Contract liabilities	113,066
Refund liabilities	7,443
Operating lease liabilities – current	20,542
Total current liabilities	276,499
Non-current portion of contract liabilities	1,145
Deferred tax liabilities, net	7,338
Operating lease liabilities – non-current	61,987
Total non-current liabilities	70,470
TOTAL LIABILITIES	346,969

Note*:	For the years ended August 31, 2022, 2023 and 2024, depreciation expenses were RMB 2,679, RMB 5,405 and RMB 2,978, respectively.

Note**:	Intangible assets consist of trademarks and brand names, core curriculum and non-compete agreements, with amortaizion periods of 10 years, 10 years and 6-8 years, respectively. For the years ended August 31, 2022, 2023 and 2024, amortization expenses for the intangible assets were RMB 12,622, RMB 10,575 and RMB 7,128, respectively.

3.	DISCONTINUED OPERATIONS - continue

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended August 31, 2022, 2023 and 2024 is as follow:

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue*	274,674	351,624	276,454
Cost of revenue	(168,680)	(221,720)	(178,185)
Gross profit	105,994	129,904	98,269
Selling, general and administrative expenses	(81,077)	(104,302)	(92,809)
Other operating income	1,141	12,260	1,054
Impairment loss on goodwill**	-	(60,714)	(171,766)
Impairment loss on intangible assets***	-	(2,052)	-
Operating income/(loss)	26,058	(24,904)	(165,252)
Interest expense, net	(1,811)	(1,915)	(796)
Investment income	956	867	7,936
Other income/(expenses)	1,613	703	(1,597)
Income/(loss) before income taxes and share of equity in loss of unconsolidated affiliate	26,816	(25,249)	(159,709)
Income tax expense	(3,776)	(2,710)	(4,082)
Share of equity in loss of unconsolidated affiliate	(39,596)	-	-
Net loss from discontinued operations	(16,556)	(27,959)	(163,791)
Summarized cash flow information for discontinued operations are as follows:
Net cash provided by operating activities	51,529	51,315	103,235
Net cash (used in)/ provided by investing activities****	(48,607)	9,892	45,088
Net cash used in financing activities*****	(22,152)	(49,303)	(120,221)

The following table summarizes significant non-cash operating items and capital expenditures of discontinued operations included in the consolidated statements of cash flows for the periods presented.

Significant non-cash operating items
Depreciation and amortization	15,301	15,980	10,106
Impairment loss of goodwill	-	60,714	171,766
Impairment loss of intangible assets	-	2,052	-
Share of equity in loss of unconsolidated affiliate	39,596	-	-
Gain on disposal of property and equipment	(202)	(33)	(220)
Significant investing activities:
Additions of property and equipment	(6,383)	(7,274)	(5,049)
Proceeds from sale of property and equipment	834	322	525

Note*:	The revenue from discontinued operations primarily consists of tuition income from complementary training courses and consulting service income.

3.	DISCONTINUED OPERATIONS - continue

Complementary training course fees

The Group offered various types of after-school tutoring services, which primarily consist of after-school group class tutoring courses and personalized tutoring courses. The tutoring services were accounted for as a single performance obligation. Tutoring service fee was recognized proportionately as the tutoring sessions are delivered. The course fees were generally collected in advance and are initially recorded as contract liability. Tuition refunds were provided to students if they decide within the trial period that they no longer want to take the course. For certain courses, the Group also offered refunds for any unutilized classes for students who withdraw from the course. The Group determined the transaction price to be earned based on the tutoring services and the estimated refund liability. The refund liability was determined based on historical refund ratio on a portfolio basis using the expected value method.

Consulting service income

The Group offered career consulting services to candidates who intend to successfully obtain target job offer. Career consulting services were accounted for as a single performance obligation. The Group charged each candidate an up-front prepaid fee based on the scope of consulting services requested by the candidate. Portion of the prepaid services fee were refundable if the candidate does not successfully obtain target job offer. The Group determined the transaction price to be earned based on the consulting service fees and the estimated refund liability. The refund liability was determined based on historical refund ratio on a portfolio basis using the expected value method. The Group has not experienced significant refunds in the past or in the current year. The Group recognized revenue over the consulting service period.

Note**:	For the year ended August 31, 2023, the Group performed impairment test of its goodwill. The Group has determined that based on the underperformance, the market conditions and other factors, it was more likely than not that there were indications of impairment for Chengdu Yinzhe and Leti reporting units. The Group utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of Chengdu Yinzhe and Leti reporting units exceeded their respective fair value. Accordingly, the Group recorded RMB 39,840 and RMB 20,874 as impairment loss on goodwill of Chengdu Yinzhe and Leti reporting units on the consolidated statement of operations for the year ended August 31, 2023, respectively. The key assumptions used in the annual goodwill impairment assessment for these reporting units were a discount rate of 18.0% (Chengdu Yinzhe); 25.0% (Leti); a terminal growth rate of 2.0% (Chengdu Yinzhe); 2.0% (Leti); and forecasts future revenues.

During the year ended August 31, 2024, when the disposal business qualifies for held-for-sale classification, the Group performed impairment test of its goodwill. Based on the agreed consideration, it was more likely than not that there were indications of impairment for Linsititue, Chengdu Yinzhe and Elan reporting units. The Group utilized the implied consideration of 100% equity interest of these reporting units to estimate the fair value of the reporting units and concluded the carrying amount of Linsititue, Chengdu Yinzhe and Elan reporting units exceeded their respective fair value. Accordingly, the Group recorded RMB 31,382, RMB 101,640, and RMB38,744 as impairment loss on goodwill of Linsititue, Chengdu Yinzhe and Elan reporting units.

Note***:	For the year ended August 31, 2023, the Group recorded RMB 2,052 impairment loss on definite lived intangible assets associated with Leti reporting unit.

Note****:	There were amount of RMB 40,065 cash invested into and RMB 13,683 cash received from continuing operations during the years ended August 31, 2022 and 2023, respectively. The amount of RMB 76,491 cash was received from continuing operations for the year ended August 31, 2024.

Note*****:	There were amount of RMB 39,990 and RMB 17,275 cash received from continuing operations by the discontinued operations during the years ended August 31, 2022 and 2023, respectively. The amount of RMB 56,792 was repaid to continuing operations for the years ended August 2024.

3.	DISCONTINUED OPERATIONS - continue

The following table summarizes the changes in non-controlling interests of discontinued operations from August 31, 2021 through August 31, 2024.

	Chengdu Yinzhe	Linstitute	Others	Total
	RMB	RMB	RMB	RMB
Balance at August 31, 2021	59,532	34,989	15,141	109,662
Capital injection from non-controlling interest shareholders	—	—	1,530	1,530
Income/(loss) attributable to non-controlling interests	2,694	7,099	(3,361)	6,432
Acquisition of additional interest in a subsidiary of non-controlling interests*	(12,183)	—	—	(12,183)
Distribution of dividends to non-controlling interest shareholders	(12,522)	(8,802)	—	(21,324)
Balance at August 31, 2022	37,521	33,286	13,310	84,117
Capital injection from non-controlling interest shareholders	—	—	760	760
Income/(loss) attributable to non-controlling interests	2,213	10,104	(5,613)	6,704
Acquisition of additional interest in a subsidiary of non-controlling interests*	(12,895)	(6,991)	—	(19,886)
Distribution of dividends to non-controlling interest shareholders	(9,721)	(15,475)	—	(25,196)
Exemption for future capital injection	—	—	(3,607)	(3,607)
Balance at August 31, 2023	17,118	20,924	4,850	42,892
Loss attributable to non-controlling interests	(6,131)	(3,568)	(9,587)	(19,286)
Disposal of a VIE to a shareholder of the Company	—	—	2,081	2,081
Disposal of subsidiaries	(4,159)	(10,665)	2,655	(12,169)
Distribution of dividends to non-controlling interest shareholders	(6,828)	(6,691)	1	(13,518)
Balance at August 31, 2024	—	—	—	—

Note*:

During the year ended August 31, 2022, the Company acquired additional 5% of equity interests in Chengdu Yinzhe from a non-controlling interest shareholder with total cash consideration of RMB 12,708. The net carrying amount of the acquired non-controlling interests was RMB 12,183 and the difference of RMB 525 was charged to additional paid in capital of the Company accordingly. During the year ended August 31, 2023, the Company further acquired additional 5% of equity interest in Chengdu Yinzhe from a non-controlling interest shareholder with total cash consideration of RMB 12,741. The net carrying amount of the acquired non-controlling interests was RMB 12,895 and the difference of RMB (154) was charged to additional paid in capital of the Company accordingly. As of August 31, 2023, the equity interest of the Company in Chengdu Yinzhe is 90%. During the year ended August 31, 2024, the Company disposed of its 90% of equity interest in Chengdu Yinzhe.

During the year ended August 31, 2023, the Company acquired additional 9% of equity interest in Linstitute from a non-controlling interest shareholder with total cash consideration of RMB 15,022. The net carrying amount of the acquired non-controlling interests was RMB 6,991 and the difference of RMB 8,031 was charged to additional paid in capital of the Company accordingly. As of August 31, 2023, the equity interest of the Company in Linstitute is 60%. During the year ended August 31, 2024, the Company disposed of its 60% of equity interest in Linstitute.

4.	OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the following:

	As of August 31,
	2023	2024
	RMB	RMB
Other receivables from third parties	2,553	4,986
Consideration receivables	-	45,870
Advances to employees	809	711
Deposits	15,311	14,660
Prepaid tax and deductible value-added tax-in	2,390	666
Rental prepayment (a)	15,436	5,404
Prepayment for suppliers	47,366	39,344
Receivables from disposal of property and equipment	25,256	6,154
Others	8,540	6,614
	117,661	124,409
Less: allowance for other receivables	(854)	(549)
	116,807	123,860

(a)	Rental prepayment represents the prepayment of rent related to leases less than 12 months.

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of August 31,
	2023	2024
	RMB	RMB
Buildings	323,307	298,164
Leasehold improvement	289,527	302,994
Motor vehicles	353	348
Electronic equipment	51,818	55,203
Office equipment	129,533	134,902
Furniture and other equipment	10,474	13,597
Others	40,475	43,400
Less: accumulated depreciation	(443,423)	(483,941)
Less: accumulated impairment	(19,477)	(26,084)
Construction in progress	7,419	10,766
Property and equipment, net	390,006	349,349

For the years ended August 31, 2022, 2023 and 2024, depreciation expenses were RMB 95,441, RMB 63,598 and RMB 48,796 respectively.

During the year ended August 31, 2022, the Group recorded impairment loss of RMB 6,586 related to the property and equipment within the Overseas Schools reportable segment, due to closure of certain schools. During the years ended August 31, 2023 and 2024, the Group recorded RMB 12,891 and RMB 6,607 impairment loss on the property and equipment of Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd., by which the carrying amount exceeded the expected future cash flows of the related leasehold improvements, respectively.

6.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of August 31, 2023					As of August 31, 2024
	Cost		Accumulated amortization	Accumulated Impairment	Net amount	Cost		Accumulated amortization	Accumulated Impairment	Net amount
	RMB		RMB	RMB	RMB	RMB		RMB	RMB	RMB
Indefinite lived intangible assets
Brand names	402,928	**	-	(113,385)	289,543	406,602	**	-	(371,711)	34,891
Definite lived intangible assets
Brand names	17,100		(4,061)	-	13,039	17,100		(4,916)	-	12,184
Non-compete agreements	22,001		(17,063)	-	4,938	22,001		(21,167)	-	834
Student bases	21,857		(19,355)	-	2,502	21,857		(20,168)	-	1,689
Others*	2,893		(2,893)	-	-	2,893		(2,893)	-	-
	466,779		(43,372)	(113,385)	310,022	470,453		(49,144)	(371,711)	49,598

Note*:	Others include backlog and license.

Note**:	The increase in cost of brand names in 2023 and 2024 are resulted from the foreign exchange realignment.

Amortization expenses for the intangible assets for the years ended August 31, 2022, 2023 and 2024 were RMB 5,192, RMB 4,341 and RMB 4,184 respectively. As of August 31, 2024, the estimated amortization expenses related to intangible assets for each of the next five years is expected to be RMB 2,534, RMB 1,700, RMB 855, RMB 855 and RMB 855, respectively, and RMB 7,908 thereafter.

6.	INTANGIBLE ASSETS, NET - continued

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

Based on the result of the Group’s annual impairment assessment on indefinite lived intangible assets performed as of August 31, 2024, it is determined that the carrying amounts of indefinite lived intangible assets brand names associated with the Overseas Schools reporting unit exceeded their fair values and, therefore, an impairment loss was recorded. The Group has determined that based on the underperformance of the Overseas Schools reporting unit, market conditions and other factors, it was more likely than not that there were indications of impairment. In the Group’s 2024 annual indefinite lived intangible assets impairment assessment for the overseas schools brand names, the key assumptions used are a royalty rate of 0.5% (2023: 3.5%), a discount rate of 16.0% (2023: 15.5%), a terminal growth rate of 1.5% (2023: 2.0%) and forecast future revenue. For the year ended August 31, 2024, the Group recorded RMB 258,326 of impairment loss on indefinite lived intangible assets.

7.	LONG-TERM INVESTMENTS, NET

Long-term investments, net, consisted of the following:

	As of August 31,
	2023	2024
	RMB	RMB
Equity method investments:
Startcamp Education Technology Limited (“Startcamp”) (a)	7,872	-
BOTO Academic English Co., Ltd. (“BOTO”) (b)	-	-
Other investment (c)	439	-
Equity securities without readily determinable fair value (d)	24,421	24,421
Total	32,732	24,421

(a)	The Group acquired 25% equity interest in Startcamp for total cash consideration of RMB 10,000 in the year ended August 31, 2019. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 153, RMB 339 and RMB 7,872 were recorded for the years ended August 31, 2022, 2023 and 2024, respectively.

(b)	The Group holds 30% equity interest in BOTO through acquisition of Can-achieve Education Consultants Co., Ltd. and its subsidiaries (“Can-achieve Group”) in fiscal year 2018. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. Loss of RMB 4 and RMB nil were recorded for the years ended August 31, 2021 and 2022, respectively. During the year ended August 31, 2023, BOTO was shut down, and the Group recorded RMB 1,464 of investment loss.

(c)	The other investment consists of 46% equity interest in Beijing Cloud Apply Co., Ltd.. The Group accounts for the investment under the equity method because the Group has the ability to exercise significant influence but does not have control over the investee. During the year ended August 31, 2024, Beijing Cloud Apply Co., Ltd. was shut down, and the Group recorded RMB 439 of investment loss.

(d)	The Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. During the year ended August 31, 2021, the Group acquired 18% equity interest in Shanghai Yurong Culture and Art Co., Ltd. (“Golden Ballet”) for a total cash consideration of RMB 21,951. During year ended August 31, 2022, the Group acquired 10% equity interest in Hurun Baixue (Shanghai) Industrial Co., Ltd. for a total cash consideration RMB 5,000. During the year ended August 31, 2023 and 2024, the Group recorded RMB 2,613 and RMB nil of impairment loss on the equity interest of Golden Ballet respectively, representing the difference between the fair value of the investment and its carrying amount.

8.	GOODWILL, NET

The following table summarizes the change in the carrying amount of goodwill by segment for the years ended August 31, 2023 and 2024:

	Overseas Schools	Complementary Education Services	Total
	RMB	RMB	RMB
Balance as of August 31, 2022	704,695	450,437	1,155,132
Impairment (a)	-	(147,116)	(147,116)
Exchange realignment	102,786	-	102,786
Balance as of August 31, 2023	807,481	303,321	1,110,802
Impairment (b)	(547,344)	(46,404)	(593,748)
Exchange realignment	10,243	-	10,243
Balance as of August 31, 2024	270,381	256,917	527,297

Notes:

(a)	For each of the years ended August 31, 2022 and 2023, the Company performed impairment test of its goodwill.

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

For the year ended August 31, 2023, the Group performed impairment test of its goodwill. The Group has determined that based on the underperformance, the market conditions and other factors, it was more likely than not that there were indications of impairment for Can-achieve and Hangzhou Impression reporting units. The Group utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of Can-achieve and Hangzhou Impression reporting units exceeded their respective fair value. Accordingly, the Group recorded RMB 116,755 and RMB 30,361 as impairment loss on goodwill of Can-achieve and Hangzhou Impression reporting units on the consolidated statement of operations for the year ended August 31, 2023, respectively. The key assumptions used in the annual goodwill impairment assessment for these reporting units are a discount rate of 17.5% (Can-achieve); 16.5% (Hangzhou Impression); a terminal growth rate of 2.0% (Can-achieve); 2.0% (Hangzhou Impression); and forecasts future revenues. The impairment is recorded in complementary education services reportable segment.

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

8.	GOODWILL, NET - continued

Notes: - continued

(b)	For the year ended August 31, 2024, the Group performed impairment test of its goodwill. The Group has determined that based on the underperformance, the market conditions and other factors, it was more likely than not that there were indications of impairment for Overseas Schools and Hangzhou Impression reporting units. The Group utilized the discounted cash flow model to estimate the fair value of the reporting units and concluded the carrying amount of Overseas Schools and Hangzhou Impression reporting units exceeded their respective fair value. Accordingly, the Group recorded RMB 547,344 and RMB 46,404 as impairment loss on goodwill of Overseas Schools and Hangzhou Impression reporting units on the consolidated statement of operations for the year ended August 31, 2024, respectively. The key assumptions used in the annual goodwill impairment assessment for these reporting units are a discount rate of 15.0% (Overseas Schools) (2023: 15.0%); 16.5% (Hangzhou Impression) (2023: 16.5%); a terminal growth rate of 1.5% (Overseas Schools) (2023: 2.0%); 2.0% (Hangzhou Impression) (2023: 2.0%); and forecasts future revenues. The impairment is recorded in Overseas Schools and Complementary Education Services reportable segment, respectively.

Furthermore, based on the result of the Group’s annual goodwill impairment performed as of August 31, 2024, it is determined that the carrying amount of the Can-achieve reporting unit did not exceed its fair value, therefore, no impairment loss was recorded. In the Group’s 2024 annual goodwill impairment assessment for the Can-achieve reporting unit, the key assumptions used are a discount rate of 17.5% (2023: 17.5%), a terminal growth rate of 2.0% (2023: 2.0%) and forecast future revenue.

(c)	The carrying amount of goodwill included RMB 566,921 and RMB 1,160,669 of accumulated impairments as of August 31, 2023 and 2024, respectively.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of August 31,
	2023	2024
	RMB	RMB
Payroll and related benefits	69,902	58,090
Temporary receipt from students	5,368	2,833
Deposits received	43,683	49,602
Other tax payable	3,455	2,284
Professional fee	25,718	17,794
Commission fee	10,570	17,800
Accrual rental expense	4,209	3,055
Accrual utilities expenses	8,443	6,851
Accrual other expenses	36,666	14,904
Others	25,039	18,009
Total	233,053	191,222

10.	LEASES

The Group has operating leases mainly for campuses, office space and learning centers, the lease term ranges from less than 12 months to 21 years. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Group does not have options to extend or terminate leases, as the renewals or terminations of these leases are on negotiation basis. None of these leases contain material residual value guarantees or material restrictive covenants.

10.	LEASES - continued

Supplemental balance sheet information related to the leases are as follows:

	As of August 31,
	2023	2024
	RMB	RMB
ROU assets	1,490,009	1,419,406
Operating lease liabilities – current	104,905	106,325
Operating lease liabilities – non-current	1,461,255	1,404,973
Weighted-average remaining lease term	12.64	13.12
Weight-average discount rate	4.11%	4.11%

The components of lease costs of these operating leases from continuing operations are as follow:

	For the year ended August 31,
	2023	2024
	RMB	RMB
Operating lease cost for fixed payments	131,758	154,461
Short - term lease costs	4,773	2,674
Variable lease costs	14,301	5,101
Total lease costs	150,832	162,236

Supplemental cash flow information related to the operating leases is as follows:

	For the year ended August 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	145,857	148,493

The following table provides the maturities of the operating lease liabilities as of August 31, 2024:

Operating leases
Fiscal year ending
August 2025	154,767
August 2026	153,237
August 2027	154,432
August 2028	146,373
August 2029	147,873
August 2030 and thereafter	1,217,538
Total future undiscounted lease payments	1,974,220
Less: imputed interest	462,922
Total present value of operating lease liabilities	1,511,298

Impairment loss on operating lease right-of-use assets

The Group tests its long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. As a result of the adverse impacts of the COVID-19 pandemic on the economic environment and change in the Group’s business strategy, the Group determines to close certain language training centers in the US resulting in four idled operating leases. The Group determines the fair value of the ROU assets based on the discounted value of estimated future cash flows from subleases, if any. For the years ended August 31, 2022, 2023 and 2024, the Group recorded impairment loss of RMB 8,861, RMB nil and RMB nil related to the ROU assets within the Overseas Schools reportable segment, respectively.

11.	SHARE CAPITAL

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

The Company was incorporated on December 16, 2016. After the reorganization completed in 2017, the total issued share capital of the Company was USD 0.0001 consisting of 10 ordinary shares with a par value of USD 0.00001 and total authorized share capital was USD 50 divided into 5,000,000,000 shares.

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

For the years ended August 31, 2023 and 2024, there is no share repurchased by the Company.

12.	REVENUE

Continuing operations

The Group provides international education program oversea. Overseas business includes arts programs, language programs and university foundation programs. The Group’s revenue includes tuition income from education programs, meal income, boarding income, commission income, study-abroad consulting service income, camp service and other education services related revenue. Revenue for the years ended August 31, 2022, 2023 and 2024 were primarily generated in the PRC, Hong Kong, Canada, the UK and US. Please refer to Note 19 for disaggregation of revenue by geographical areas. The Group recognized majority of its revenue over time and have insignificant amount of revenue recognized at a point in time.

(a) Disaggregation of revenue

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Tuition income from education programs	380,067	453,550	515,426
Tuition income from complementary training courses	139,459	145,976	133,662
Meal income from education service	358,643	352,353	356,411
Boarding income from education service	145,077	290,812	253,973
Commission income	148,154	200,169	274,314
Consulting service income	54,996	76,219	61,318
Operation service income	59,702	41,824	28,317
Camp service income	12,020	39,311	9,868
Other revenues	144,028	176,399	124,580
Less: sales tax	(2,855)	(4,486)	(2,663)
Total	1,439,291	1,772,127	1,755,206

12.	REVENUE - continued

(b) Contract balances

	As of August 31,
	2023	2024
	RMB	RMB
Accounts receivable, net of allowance	13,800	18,793
Contract liabilities - Current	428,617	445,715
Non-current contract liabilities	971	866
Refund liabilities	10,129	9,872

Contract liabilities principally relate to customer advances received prior to performance of services. Substantially all contract liabilities at the beginning of the year ended August 31, 2024 were recognized as revenue during the year ended August 31, 2024 and substantial all contract liabilities as of August 31, 2024 are expected to be realized in the following year.

Refund liabilities mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liabilities estimates are based on historical refund ratio on a portfolio basis using the expected value method.

13.	SHARE-BASED COMPENSATION

Share incentive plan

On December 15, 2017, the Company adopted the Bright Scholar Education Holdings Limited 2017 Share Incentive Plan (the “2017 Plan”). There were no additional share incentive plan adopted during the years ended August 31, 2022 and 2023.

On January 18, 2024, the Company adopted the Bright Scholar Education Holdings Limited 2024 Share Incentive Plan (the “2024 Plan”), which provide up to an aggregate of 17,835,723 Class A ordinary shares of the Company as stock-based compensation to the officers of the Company with vesting period of 3 years.

The Company uses the Binomial tree of lattice pricing model to determine the estimated fair value for each option granted below with the assistance of an independent valuation firm.

The assumptions used in determining the fair value of the share options on the grant date were as follows:

Assumptions	2024
Expected dividend yield	1.87%
Risk-free interest rate	4.15%
Expected volatility	65.49%
Expected life	10 years
Exercise multiples	2.80 times
Fair value of underlying ordinary shares (US$/share)	0.23-0.24

Notes:

(1)	The expected dividend yield was estimated by the Company based on its dividend policy over the expected life of the options.
(2)	The risk-free interest rate was estimated based on the US Government Bond yield with the maturity commensurate with the expected life.
(3)	The expected volatility of the underlying ordinary shares was estimated based on historical volatility of the Company for the period before the valuation date with length commensurate to expected life of the options.
(4)	The expected life was the contractual life of the share options.
(5)	The Company estimated the exercise multiple based on a consideration of various research studies regarding exercise pattern from historical statistical data.
(6)	The fair values of underlying ordinary shares were determined based on the closing price in the market.

13.	SHARE-BASED COMPENSATION - continued

Share incentive plan - continued

For the year ended August 31, 2024, the share options movement were as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual years	Weighted average fair value at grant date	Aggregate intrinsic value
		US$		US$	US$
As of August 31, 2023	656,125	8.74	4.29	11.08	-
Granted	13,200,120	0.35	9.39	0.23
Forfeited/Cancelled	(222,353)	8.74	3.29
Outstanding as of August 31, 2024	13,633,892	0.62	9.20	0.57
Vested and exercisable as of August 31, 2024	433,772	8.74	3.29	10.89	-

For the years ended August 31, 2022, 2023 and 2024, the Group recognized share-based payment expenses of RMB (816), RMB nil and RMB 8,101, respectively, in connection with the share options granted to employees and officers.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. As of August 31, 2022, 2023 and 2024, there were RMB nil, RMB nil and RMB 14,369 unrecognized compensation expense, respectively, related to un-vested share options granted to employees and officers of the Group. As of August 31, 2024 the unvested share options expense relating to the share options of the Group is expected to be recognized over a weighted average vesting period of 1.48 years.

14.	INCOME TAX EXPENSE

Continuing operations

Income tax expense consisted of the following:

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense:
PRC	57,851	53,242	27,266
Hong Kong	29,923	19,193	9,550
US	2,455	450	-
Canada	44	-	-
Vietnam	-	-	1
Singapore	-	-	22
Deferred income tax (benefit) expense:
PRC	(1,024)	19,531	(994)
Canada	67	(261)	90
US	(28)	8,050	(3,027)
UK	(34,145)	83,003	-
Total income tax expense:	55,143	183,208	32,908

Cayman Islands

The Company and Impetus are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and Impetus are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

US

Can-achieve Global Education, Inc. (Los Angeles), Foundation Global Education (USA) Inc, Bright Can-achieve LLC, Cambridge Education Group Holding Inc. (US) and its subsidiaries are located in US and are subject to an income tax rate of 21% for taxable income earned in the US.

14.	INCOME TAX EXPENSE - continued

Continuing operations - continued

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

Vietnam

Bright Can-Achieve Education Company Limited operating in Vietnam is subject to income tax rate of 20%.

Singapore

Bright Can-Achieve Pte. Ltd. and Foundation Global Education (Singapore) Pte. Ltd. operating in Singapore is subject to income tax rate of 17%.

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

Zhuhai Bright Scholar is a company registered in Hengqin New Area whose main business, providing outsourcing consulting services, falls within the preferential enterprise income tax (“EIT”) catalogue of Hengqin New Area in Zhuhai and whose revenue derived from its main business accounts for more than 60% of its total revenue. Zhuhai Bright Scholar was classified as a domestically-owned enterprise in Hengqin New Area, Zhuhai in an encouraged industry sector, and was approved by the PRC tax authorities to enjoy a preferential EIT rate of 15% from January 24, 2017 (date of incorporation). Zhuhai Bright Scholar met the relevant requirements and was eligible for the preferential EIT rate on or before August 31, 2022. Due to the failure to meet the abovementioned 60% requirement, Zhuhai Bright Scholar adopted to the EIT rate of 25% during the years ended August 31, 2023 and 2024.

Further, according to Announcement [2021] No.12 from the Ministry of Finance and the State Administration of Taxation (“MOF&SAT”), these PRC subsidiaries qualified as “small-scaled minimal profit enterprise” are subject to preferential income tax rate of 2.5% and 10% for the first RMB 1,000 of taxable income and remaining profit respectively, in calendar year 2021. According to Announcement [2022] No.13 from the MOF&SAT subsequently issued, the applicable preferential income tax rate is 2.5% and 5% for the first RMB 1,000 of taxable income and remaining profit respectively, in calendar year 2022. According to Announcement [2023] No.6 from the MOF&SAT subsequently issued, these PRC subsidiaries are subject to preferential income tax rate of 5% for the taxable income in calendar year 2023 and 2024. There are numbers of PRC subsidiaries with minimum taxable income, as such, are subject to preferential income tax rate of 5%.

14.	INCOME TAX EXPENSE - continued

Continuing operations - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of August 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	181,103	229,442
Less: valuation allowance	(179,459)	(227,522)
Total deferred tax assets	1,644	1,920
Deferred tax liabilities:
Intangible assets	14,555	10,974
Withholding tax	20,200	20,200
Total deferred tax liabilities	34,755	31,174

Movement in valuation allowance is as follows:

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Beginning balance	81,555	84,053	179,459
Additions	10,289	173,366	58,846
Decrease from disposal of subsidiaries	-	(8,244)	(74)
Reversal	(7,791)	(38,515)	(10,360)
Expired	-	(31,201)	(349)
Ending balance	84,053	179,459	227,522

As of August 31, 2022, 2023 and 2024, the tax loss carry-forward in the PRC amounted to RMB 74,183, RMB 107,909 and RMB 201,081 respectively, which would expire by the end of calendar year 2027, 2028 and 2029. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 84,053, RMB 179,459 and RMB 227,522 had been established as of August 31, 2022, 2023 and 2024, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

For the year ended August 31, 2023, the Group recognized a full valuation allowance amounting to approximately RMB 128,781 against its Overseas Schools’ deferred tax assets. This determination was based on the assessment of the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred by Overseas Schools for the recent three years. The presence of a three-year cumulative loss limits the ability to consider other objective evidence, such as the Group’s expectations of future taxable income and projections for growth of Overseas Schools. For the year ended August 31, 2024, the Group further recognized an allowance amounting to approximately RMB 13,549 against its Overseas Schools’ deferred tax assets.

The total deferred tax assets of RMB 1,644 and RMB 1,920 as of August 31, 2023 and 2024, were mainly attributed to the deductible tax losses carry-forward arising from certain overseas and PRC subsidiaries.

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

14.	INCOME TAX EXPENSE - continued

Continuing operations - continued

PRC - continued

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in consolidated financial statements for the years ended August 31, 2022, 2023 and 2024.

The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in year 2022, 2023 and 2024 to income before income taxes and the actual provision for income tax were as follows:

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Net loss before provision for income tax and share of equity in loss of unconsolidated affiliates after elimination adjustment	(631,687)	(175,317)	(828,286)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(157,922)	(43,829)	(207,072)
Effect of expenses that are not deductible in determining taxable profit*	181,109	95,560	206,468
Unrecognized tax losses	10,289	173,366	58,846
Utilization of tax losses previously not recognized	(7,791)	(38,515)	(10,360)
Effect of tax rate difference from tax holiday and statutory rate in other jurisdictions	7,223	(29,061)	(4,941)
Withholding tax expense**	25,000	20,200	-
Impact of change in tax rate in UK	-	2,797	-
Others	(2,765)	2,690	(10,033)
Income tax expense recognized in profit or loss	55,143	183,208	32,908

Note*:	Included in the expenses that are not deductible in determining taxable profit were primarily related to impairment loss, share based compensation and non-deductible expenses arose from Overseas Schools.

Note**:	The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of August 31, 2022, the Group has recorded RMB 25,000 for dividend withholding tax at rate of 10% related to the distributed earnings of Zhuhai Bright Scholar to its immediate holding company Time Education China Holdings Limited located in Hong Kong. As of August 31, 2023, the Group expects to distribute a portion of the earnings (RMB 202,000) of Zhuhai Bright Scholar to Time Education China Holdings Limited, and hence accrued a withholding tax of RMB 20,200 at rate of 10% at the year end. The remaining undistributed earnings of the Company’s PRC subsidiaries are intended to be permanently reinvested, and accordingly, no deferred tax liabilities have been provided for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.

14.	INCOME TAX EXPENSE - continued

Continuing operations - continued

PRC - continued

If the tax holidays granted to certain entities of the Group were not available, the Group’s income tax expense would have increased by RMB 11,144, RMB 655 and RMB 343 for the years ended August 31, 2022, 2023 and 2024, respectively. The basic net earnings or loss per share attributable to the Company would decrease in earning or increase in loss by RMB 0.09, RMB 0.01 and RMB 0.003 for the years ended August 31, 2022, 2023 and 2024, respectively.

15.	LOSS PER SHARE

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator used in basic and diluted loss per share:
Net loss attributable to Bright Scholar Education Holdings Limited from continuing operations	(686,352)	(359,687)	(851,774)
Net loss attributable to Bright Scholar Education Holdings Limited from discontinued operations	(22,988)	(35,447)	(144,505)
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	(709,340)	(395,134)	(996,279)
Shares (denominator):
Weighted average ordinary shares outstanding used in calculating loss per share - basic and diluted	118,697,495	118,669,795	118,669,795
Net loss per share attributable to ordinary shareholders - basic and diluted:
Net loss from continuing operations attributable to ordinary shareholders	(5.79)	(3.03)	(7.18)
Net loss from discontinued operations attributable to ordinary shareholders	(0.19)	(0.30)	(1.22)
Net loss attributable to Bright Scholar Education Holdings Limited shareholders	(5.98)	(3.33)	(8.40)

As of August 31, 2022, 2023 and 2024, there were 684,574, 656,125 and 13,633,892 employee share options or non-vested ordinary shares excluded from the computation of diluted net loss per share in the periods presented, as their inclusion would have been anti-dilutive for the years presented.

16.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Foshan Shunde Country Garden Property Development Co., Ltd.	Entities controlled by Ms. Huiyan Yang (“Ms. H”)*
Huidong Country Garden Real Estate Development Co., Ltd.	Entities controlled by Ms. H*
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	Entities controlled by Ms. H*
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	Entities controlled by Ms. H*
Guangdong Chengjia Design Co., Ltd.	Entities controlled by Ms. H*
Guangdong Biyouwei Catering Co., Ltd.	Entities controlled by Ms. H*
Kaiping Country Garden Property Development Co., Ltd.	Entities controlled by Ms. H*
Chuzhou Country Garden Property Development Co., Ltd.	Entities controlled by Ms. H*
Dongguan World Expo Xintiandi Property Investment Co., Ltd.	Entities controlled by Ms. H*
Shaoguan Shunhong Real Estate Development Co., Ltd.	Entities controlled by Ms. H*
Fine Nation Group Limited	Entities controlled by the immediate family of Ms. H*
BGY Education Investment and its affiliates**	Entities controlled by Ms. Meirong Yang, the shareholder of the Group
Phoenix City Bilingual Kindergarten and other non-for-profit Kindergartens**	Entities controlled by Ms. Meirong Yang, the shareholder of the Group

Note*:	Ms. H served as the chairperson for the year ended August 31, 2022.The Board has accepted Ms. H’s resignation and appointed Mr. Hongru Zhou as the chairman of the Board on November 29, 2022, the appointment is effective on November 30, 2022.

Note**:	These entities were deconsolidated on August 31, 2021 due to the effectiveness of the Implementation Rules.

The Group entered into the following transactions with its related parties:

Details of related party transactions in continuing operations for the years ended August 31, 2022, 2023 and 2024 are as follows:

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by Ms. H are as below
Foshan Shunde Country Garden Property Development Co., Ltd.	-	688	-
Huidong Country Garden Real Estate Development Co., Ltd.	-	7,050	9,489
Guangdong Phoenix Holiday International Travel Service Co., Ltd.	-	237	-
Dongguan World Expo Xintiandi Property Investment Co., Ltd.	-	3,560	-
Others	765	1,322	-
Total	765	12,857	9,489

16.	RELATED PARTY TRANSACTIONS - continued

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Construction services provided by other entities controlled by the Ms. H are as below
Guangdong Chengjia Design Co., Ltd.	339	133	-
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co., Ltd.	1,910	-	-
Total	2,249	133	-

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Interest expense paid to the related parties are as below
Fine Nation Group Limited (1)	6,946	-	-
BGY Education Investment (2)	4,172	-	-
Total	11,118	-	-

(1)	On July 22, 2022, the Group issued a Promissory Note (the “Note”) to Fine Nation Group Limited with a principal amount of USD 130,000 (approximately RMB 877,487) at an interest rate of 7.45% per annum. As of August 31, 2022, the Note had been fully offset with the Group’s short-term investments in accordance to the agreement among the Group, Fine Nation Group Limited and the investment management institution.

(2)	On July 12, 2022, the Group borrowed a short term loan from BGY Education Investment amounting to RMB 480,000 at an interest rate of 7.45% per annum, which had been fully paid as of August 31, 2022.

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Property and equipment disposed to the related parties are as below
BGY Education Investment (1)	57,998	-	-

(1)	On February 28, 2022, the Group has disposed of property and equipment to BGY Education Investment in total consideration of RMB 57,998, which is equal to the carrying amount of theses property and equipment as of the transaction date.

16.	RELATED PARTY TRANSACTIONS - continued

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Services provided to other entities controlled by Ms. H are as below
Phoenix City Bilingual Kindergarten and other non-for-profit Kindergartens (1)	53,197	26,434	10,100
Guangdong Biyouwei Catering Co., Ltd.	97	-	-
Total	53,294	26,434	10,100

(1)	The amount represented the management fees charged for the provision of services to the Phoenix City Bilingual Kindergarten and other non-for-profit kindergartens.

During the fiscal year 2022 and 2023, other than the services above, the Group provided various types of services to keep the affected entities, which were deconsolidated on August 31, 2021 due to the effectiveness of the Implementation Rules, open without entering into any service contract. Services provided to the affected entities include marketing and consulting, procurement support, human resources, finance and legal support, and information technology support, all of which were conducted through the centralized management system in the Group’s headquarters. The Group does not expect to be entitled to any compensation in exchange for those services, and therefore does not recognize relevant revenues. This centralized management system provided services to the affected entities without charges together with other kindergartens that the Group charged services fee for. As the Group did not track the costs incurred by the services center separately among different service recipients, and majority of the costs are staff costs incurred by the service centers, there are significant limitations for the Group to accurately determine the costs attributable to providing services to the affected entities. As a result, such costs related to services provided to the affected entities are not disclosed. However, in May and June 2023, the related staff had transferred out from the services center in the Group’s headquarters and the Group ceased to provide such free services since then.

The following table presents amounts owed from and to related parties as of August 31, 2023 and 2024:

	As of August 31,
	2023	2024
	RMB	RMB
Amounts due from related parties
BGY Education Investment and its affiliates (1)	185,372	22,188
Shaoguan Shunhong Real Estate Development Co., Ltd. (2)	10,000	10,000
Kaiping Country Garden Property Development Co., Ltd. (3)	1,060	1,060
Others	375	181
Less: allowance for amounts due from related parties	(13,339)	(19,012)
Total	183,468	14,417

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amounts mainly represent the acquisition payable paid on behalf of BGY Education Investment and its affiliates, and the receivables from disposal of property and equipment to BGY Education investment.

(2)	The amounts represent the expense paid on behalf of Shaoguan Shunhong Real Estate Development Co., Ltd.. For the year ended August 31, 2023, the Group provided a full allowance for it.

(3)	The amounts mainly represent the receivables of providing consulting services on pre-opening schools to Kaiping Country Garden Property Development Co., Ltd.. For the year ended August 31, 2023, the Group provided a full allowance for it.

16.	RELATED PARTY TRANSACTIONS - continued

	As of August 31,
	2023	2024
	RMB	RMB
Amounts due to related parties
BGY Education Investment and its affiliates (1)	204,966	33,628
Chuzhou Country Garden Property Development Co., Ltd. (2)	30,769	30,769
Huidong Country Garden Real Estate Development Co., Ltd. (3)	7,713	13,185
Others	811	783
Total	244,259	78,365

Amounts due to related parties are non-interest bearing, unsecured, and payable on demand.

(1)	The amounts mainly represent the acquisition payables to BGY Education Investment and its affiliates for the acquisition of certain PRC subsidiaries under common control in fiscal year 2021.

(2)	The amounts mainly represent financing funds from other entities controlled by Ms. H, for the purpose of maintaining daily operation of certain schools.

(3)	The amounts represent the rental payables to Huidong Country Garden Property Development Co., Ltd. for certain short-term leases.

17.	COMMITMENTS AND CONTINGENCIES

Capital commitments

As of August 31, 2023 and 2024, future minimum capital commitments under non-cancelable contracts were as follows:

	As of August 31,
	2023	2024
	RMB	RMB
Capital commitment for construction of schools	4,610	115

Contingent liabilities

The Group has been named in a number of lawsuits arising in its ordinary course of business. Although the outcome of those lawsuits are uncertain, the Group does not believe the possibility of a material loss is probable.

18.	NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from August 31, 2021 through August 31, 2024.

	Can-achieve	Hangzhou Impression	Others	Total
	RMB	RMB	RMB	RMB
Balance at August 31, 2021	107,883	25,169	17,335	150,387
Capital injection from non-controlling interest shareholders	—	—	4,630	4,630
(Loss)/income attributable to non-controlling interests	(351)	183	(461)	(629)
Foreign currency translation	83	—	—	83
Acquisition of additional interest in a subsidiary of non-controlling interests*	—	—	(6,798)	(6,798)
Distribution of dividends to non-controlling interest shareholders	—	(1,451)	(4,698)	(6,149)
Balance at August 31, 2022	107,615	23,901	10,008	141,524
Capital injection from non-controlling interest shareholders	5	—	—	5
Income attributable to non-controlling interests	915	384	308	1,607
Foreign currency translation	(54)	—	—	(54)
Disposal of a subsidiary to an entity under common control	—	—	2,181	2,181
Distribution of dividends to non-controlling interest shareholders	(26,177)	(1,926)	(5,005)	(33,108)
Balance at August 31, 2023	82,304	22,359	7,492	112,155
Loss attributable to non-controlling interests	(1,659)	(13,607)	(2,030)	(17,296)
Foreign currency translation	25	—	—	25
Disposal of subsidiaries	—	—	(1,146)	(1,146)
Distribution of dividends to non-controlling interest shareholders	—	(3,240)	(1,201)	(4,441)
Balance at August 31, 2024	80,670	5,512	3,115	89,297

Note*:

During the year ended August 31, 2022, the Company acquired additional 25% of equity interests in FGE Holdings Limited and its subsidiaries (“FGE”) from a non-controlling interest shareholder with total cash consideration of RMB 30,874. The net carrying amount of the acquired non-controlling interests was RMB 6,798 and the difference of RMB 24,076 was charged to additional paid in capital of the Company accordingly. As of August 31, 2022, 2023 and 2024, the equity interest of the Company in FGE is 100%.

19.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group.

For the years ended August 31, 2022 and 2023, the Group identified three reportable segments, including Overseas Schools, Complementary Education Services, and Domestic Kindergartens and K-12 Operation Services. During the year ended August 31, 2024, the Group disposed of the domestic kindergartens that were part of the Disposal Group, leading to a change in the segment name from Domestic Kindergartens and K-12 Operation Services to K-12 Operation Services. Because the discontinued operations were components of Complementary Education Services and K-12 Operation Services reportable segments, the following disclosure has been retrospectively revised to represent the continuing operations only.

The Group’s CODM evaluates performance based on the operating segment’s operating income/(loss). Revenue, costs of revenue, gross profit and operating income/(loss) by segments are as follows:

For the year ended August 31, 2022

	Continuing operations
	Overseas Schools	Complementary Education Services	K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	652,773	389,090	397,428	1,439,291
Costs of revenue	(574,744)	(229,230)	(264,652)	(1,068,626)
Segment gross profit	78,029	159,860	132,776	370,665
Operating (loss)/income	(720,846)	90,000	(1,744)	(632,590)

19.	SEGMENT INFORMATION - continued

For the year ended August 31, 2023

	Continuing operations
	Overseas Schools	Complementary Education Services	K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	809,488	519,247	443,392	1,772,127
Costs of revenue	(657,099)	(316,014)	(331,586)	(1,304,699)
Segment gross profit	152,389	203,233	111,806	467,428
Operating loss	(109,689)	(38,777)	(13,212)	(161,678)

For the year ended August 31, 2024

	Continuing operations
	Overseas Schools	Complementary Education Services	K-12 Operation Services	Total
	RMB	RMB	RMB	RMB
Revenue	951,190	495,087	308,929	1,755,206
Costs of revenue	(725,938)	(312,010)	(213,672)	(1,251,620)
Segment gross profit	225,252	183,077	95,257	503,586
Operating (loss)/income	(914,272)	74,773	19,056	(820,443)

The Group’s CODM review the financial position at consolidated level, thus total assets of each operating segment is not presented.

GEOGRAPHIC INFORMATION

The Group’s revenues are attributed to geographic areas based on the selling location.

The following table presents total revenues from continuing operations for the years ended August 31, 2022, 2023 and 2024 from a geographical perspective:

	For the year ended August 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues from sales originated:
China **	825,061	1,003,250	854,915
Canada	7,013	3,263	4,331
US	89,309	112,840	131,055
UK	517,908	652,774	764,696
Singapore	-	-	209
Total	1,439,291	1,772,127	1,755,206

The following table presents long-lived assets from continuing operations including property and equipment, net, and operating lease right-of-use assets as of August 31, 2023 and 2024 from a geographical perspective:

	As of August 31,
	2023	2024
	RMB	RMB
China **	142,761	108,595
US	378,691	338,188
UK	1,358,563	1,321,972
Total	1,880,015	1,768,755

**	Includes mainland China and Hong Kong.

20.	CONTRIBUTION PLAN

In mainland China, full-time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 21,161, RMB 26,228 and RMB 11,526 for the years ended August 31, 2022, 2023 and 2024, respectively.

The Company also provides other defined contribution plans for the benefit of overseas employees. Total contribution for such employee benefits for the years ended August 31, 2022, 2023 and 2024 were recorded in consolidated statements of operations in an amount of RMB 29,434, RMB 32,393 and RMB 58,098, respectively.

21.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2022, 2023 and 2024, the Group made apportions of RMB 11,474, RMB 5,007 and RMB 54 to the statutory surplus reserve fund, respectively, and RMB nil, RMB nil and RMB nil to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with the accounting principles generally accepted in the PRC, the PRC entities are restricted from transferring a portion of their net assets to the Group. Restricted net assets include paid-in capital, additional paid-in capital, and the statutory reserve of the Company’s PRC subsidiaries and VIEs. As of August 31, 2024, the balance of paid-in capital, additional paid-in capital, and the statutory reserve of such entities was RMB 115,494, RMB 1 and RMB 16,647, respectively. Therefore, the total of restricted net assets was RMB 132,142 as of August 31, 2024.